Form 20-F
period 2015-12-31
ProQR Therapeutics N.V.
filed 2016-03-31
CIK 1612940

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from                      to

Commission file number 001-36622

PROQR THERAPEUTICS N.V.

(Exact name of Registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

Darwinweg 24

2333 CR Leiden

The Netherlands

(Address of principal executive offices)

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

Ordinary shares, nominal value € 0.04 per share: 23,345,965

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

Part III	106

Item 17: Financial Statements	106

Item 18: Financial Statements	106

Item 19: Exhibits	106

Introduction

This document contains information required for the annual report on Form 20-F for the year ended December 31, 2015 of ProQR Therapeutics N.V. (the “2015 Form 20-F”). Unless the context specifically indicates otherwise, references in this 2015 Form 20-F to “ProQR Therapeutics N.V.”, “ProQR Therapeutics”, “ProQR”, “we”, “our”, “ours”, “us”, the “Company” or similar terms refer to ProQR Therapeutics N.V.

IFRS based information

The audited financial statements as at December 31, 2015 and 2014, and for the years ended December 31, 2015, December 31, 2014 and December 31, 2013, included in the 2015 Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) effective year-end 2015.

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

This document contains certain forward looking statements with respect to the financial condition, results of operations and business of ProQR and certain of the plans and objectives of ProQR with respect to these items. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events, including our clinical development plans or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, including in relation to the clinical development of QR-010, QR-110 or any other pipeline program, to be materially different from any future results, performance or achievements, including in relation to the clinical development of QR-010, QR-110 or any other pipeline program, expressed or implied by these forward-looking statements. Forward-looking statements can be identified generally as those containing words as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, although not all forward-looking statements contain these identifying words.

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

Item 2: Offer Statistics and Expected Timetable

A. Offer statistics

Not applicable.

B. Method and expected timetable

Not applicable.

Item 3: Key Information

A. Selected financial data

The following table sets forth selected financial data for ProQR Therapeutics N.V. for the periods indicated. The selected financial data as at December 31, 2014 and 2015 and the years ended December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected financial data as at December 31, 2012 and 2013 and for the period from February 21, 2012 (inception) through December 31, 2012 are derived from the audited financial statements not appearing in this annual report.

Our historical results for any prior period are not necessarily indicative of results to be expected in any future period. The information set forth below should be read in conjunction with the information in Item 5: “Operating and Financial Review and Prospects” and with our audited consolidated financial statements and notes thereto included elsewhere in this annual report. Our financial statements are prepared in accordance with IFRS as issued by the IASB.

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Period February 21 – December 31, 2012
	(€ in thousands, except for per share data)
Statement of comprehensive loss data:
Other income	3,235	313	116	23
Research and development costs	(23,401)	(10,267)	(2,569)	(285)
General and administrative costs	(6,837)	(6,507)	(786)	(157)

Operating result	(27,003)	(16,461)	(3,239)	(419)
Finance income and expense	6,171	4,334	(14)	1

Net loss (attributable to equity holders of the Company)	(20,832)	(12,127)	(3,253)	(418)

Other comprehensive income	1	—	—	—

Total comprehensive loss (attributable to equity holders of the Company)	(20,831)	(12,127)	(3,253)	(418)

Share information
Weighted average number of shares outstanding	23,343,262	11,082,801	5,517,688	2,499,905
Earnings per share for result attributable to the equity holders of the Company (expressed in Euro per share)
Basic and diluted loss per share	€(0.89)	€(1.09)	€(0.59)	€(0.17)

	As at December 31,
	2015	2014	2013	2012
	(€ in thousands)
Statement of financial position data:
Cash and cash equivalents	94,865	112,736	4,129	249
Total assets	100,109	115,247	4,504	338
Total liabilities	10,310	5,843	4,593	239
Total shareholders’ equity	89,799	109,404	(89)	99

Exchange rate information

Our business is primarily conducted in the European Union, and we maintain our books and records in euros. We have presented results of operations in euros. In this annual report, translations from euros to U.S. dollars were made at a rate of $ 1.0887 to € 1.00, the official exchange rate quoted by the European Central Bank at the close of business on December 31, 2015. As at March 8, 2016, the official exchange rate of Euro to U.S. dollars was $ 1.1028 to € 1.00. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated.

The following table presents information on the exchange rates between the euro and the U.S. dollar for the periods indicated:

	Period-end	Average for period	Low	High
	(€ per U.S. dollar)
Year ended December 31,
2012	1.3194	1.2848	1.2089	1.3454
2013	1.3791	1.3281	1.2768	1.3814
2014	1.2141	1.3285	1.2141	1.3953
2015	1.0887	1.1095	1.0552	1.2043
Month ended
September 30, 2015	1.1203	1.1221	1.1138	1.1419
October 31, 2015	1.1017	1.1235	1.0930	1.1439
November 30, 2015	1.0579	1.0736	1.0579	1.1032
December 31, 2015	1.0887	1.0877	1.0600	1.0990
January 31, 2016	1.0920	1.0860	1.0742	1.0920
February 29, 2016	1.0888	1.1093	1.0884	1.1347

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

Risks Related to Our Capital Needs and Financial Position

We are a clinical stage biopharmaceutical company with a history of losses. We expect to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability, which could result in a decline in the market value of our ordinary shares.

We are a clinical stage biopharmaceutical company with a limited operating history, engaged in the discovery and development of RNA-based therapeutics for the treatment of severe genetic disorders. Since our inception in February 2012, we have devoted a significant portion of our resources to the development of our lead product candidate in cystic fibrosis (CF), QR-010, as well as in other programs, including our lead product candidate in Leber’s congenital amaurosis (LCA), QR-110. We have had significant operating losses since our inception. Our net losses for the years ended December 31, 2013, December 31, 2014 and December 31, 2015 were approximately € 3,253,000, € 12,127,000 and € 20,832,000 respectively. As of December 31, 2015, we had an accumulated deficit of € 36,630,000. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Our technologies and product candidates are in early stages of development, and we are subject to the risks of failure inherent in the development of product candidates based on novel technologies.

To date, the only income we have generated has been from the receipt of research grants. Our ability to generate revenue and become profitable depends upon our ability to obtain marketing approval and successfully commercialize QR-010, QR-110 or other product candidates that we may develop, in-license or acquire in the future.

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

Our ability to generate revenue from QR-010, QR-110 or other product candidates also depends on a number of additional factors, including our ability to:

•	successfully complete development activities, including the ongoing and planned pre-clinical and clinical studies for our product candidates;

•	complete and submit New Drug Applications, or NDAs, to the U.S. Food and Drug Administration, or FDA, and Marketing Authorization Applications, or MAAs, to the European Medicines Agency, or EMA, and obtain regulatory approval for indications for which there is a commercial market;

•	complete and submit applications to, and obtain regulatory approval from, other foreign regulatory authorities;

•	set a commercially viable price for any products for which we may receive approval;

•	obtain commercial quantities of our products at acceptable cost levels;

•	develop a commercial organization capable of sales, marketing and distribution for the products we intend to sell ourselves in the markets in which we have retained commercialization rights;

•	find suitable partners to help us market, sell and distribute our approved products that we do not intend to sell ourselves in one or more markets;

•	achieve acceptance among patients, clinicians and advocacy groups for any product we develop; and

•	obtain coverage and adequate reimbursement for our products from third-parties, including government payors.

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

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to conduct further research and development and pre-clinical testing and clinical trials of our product candidates, to seek regulatory approvals for our product candidates and to launch and commercialize any product candidates for which we receive regulatory approval, including potentially building our own commercial organization to address the United States, the European Union and certain other markets. As at December 31, 2015, we had approximately € 94,865,000 in cash and cash equivalents. Based on our current operating plan, we believe that the existing cash and cash equivalents will be sufficient to fund our anticipated level of operations for at least through mid-2017. However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with successful development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical studies and clinical trials for our product candidates;

•	the clinical development plans we establish for these product candidates;

•	the number and characteristics of product candidates that we develop or may in-license, or programs that we may pursue in our innovation unit;

•	the terms of any collaboration arrangements we may choose to enter into;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable foreign regulatory authorities;

•	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

•	the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us or our product candidates;

•	the effect of competing technological and market developments;

•	the cost and timing of completion of commercial-scale outsourced manufacturing activities; and

•	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

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

We were founded in February 2012 and began operations in May 2012. Our operations to date have been limited to organizing and staffing our company, acquiring and developing product and technology rights, and conducting development activities for our product candidates, including QR-010 and QR-110. Consequently, any predictions about our future success, performance or viability may not be as accurate as they could be if we had a longer operating history, more experience with clinical development or approved products on the market.

Risks Related to the Development and Regulatory Approval of our Product Candidates

We depend on the success of our product candidates, which are still in early phases of development. We cannot be certain that we will be able to successfully complete the clinical development of, obtain regulatory approval for, or successfully commercialize our product candidates.

We currently have no products on the market, and our most advanced product candidate, QR-010, has only recently entered clinical development. Our business depends on the successful clinical development, regulatory approval and commercialization of our product candidates, and will require additional pre-clinical testing and substantial additional clinical development and regulatory approval efforts before we are permitted to commence its commercialization, if ever. It will be several years before we can commence and complete a pivotal study for our product candidates, if ever. The clinical trials and manufacturing and marketing of QR-010, QR-110 and any other product candidates will be subject to extensive and rigorous review and regulation by numerous government authorities in the United States, the European Union and other jurisdictions where we intend to test and, if approved, market our product candidates. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through pre-clinical testing and clinical trials that the product candidate is safe and effective for use in each target indication, and potentially in specific patient populations, including the pediatric population. This process can take many years and may include post-marketing studies and surveillance, which would require the expenditure of substantial resources beyond our existing funds. Of the large number of drugs in development for approval in the United States and the European Union, only a small percentage successfully complete the FDA or EMA regulatory approval processes, as applicable, and are commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our research, development and clinical programs, we cannot assure you that any of our product candidates will be successfully developed or commercialized.

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

Changes in regulatory requirements, FDA guidance or unanticipated events during our clinical studies may occur, which may result in changes to clinical study protocols or additional clinical study requirements, which could result in increased costs to us and could delay our development timeline.

Changes in regulatory requirements, FDA guidance or unanticipated events during our clinical studies may force us to amend clinical study protocols or the FDA may impose additional clinical study requirements. Amendments to our clinical study protocols would require resubmission to the FDA and IRBs for review and approval, which may adversely impact the cost, timing and/or successful completion of a clinical study. If we experience delays completing—or if we terminate—any of our clinical studies, or if we are required to conduct additional clinical studies, the commercial prospects for our product candidates may be harmed and our ability to generate product revenue will be delayed.

Failures or delays in the commencement or completion of our pre-clinical studies or ongoing or planned clinical trials of our product candidates could result in increased costs to us and could delay, prevent or limit our ability to generate revenue and continue our business.

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

Positive results from pre-clinical testing of our product candidates are not necessarily predictive of the results of our ongoing and planned clinical trials of QR-010, QR-110 or any other product candidate. If we cannot achieve positive results in our clinical trials for our product candidates, we may be unable to successfully develop, obtain regulatory approval for and commercialize them.

Positive results from our pre-clinical testing of QR-010, QR-110, or any of our other product candidates in vitro and in vivo may not necessarily be predictive of the results from our ongoing and planned clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in pre-clinical development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval. If we fail to produce positive results in our clinical trials of our lead product candidates, including QR-010 and QR-110, the development timeline and regulatory approval and commercialization prospects for those product candidates, and, correspondingly, our business and financial prospects would be materially adversely affected.

Our RNA repair technologies are unproven and may not result in marketable products.

We plan to develop a pipeline of product candidates using our proprietary RNA repair technologies for severe genetic disorders. We believe that targeting the mRNA to restore the production of normal protein is a unique approach that we believe offers advantages versus small molecule, gene therapy and other therapeutic approaches. However, the scientific research that forms the basis of our efforts to develop product candidates is both preliminary and limited.

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

Furthermore, the FDA and the EMA have relatively limited experience with therapeutics based on RNA repair. To our knowledge, no regulatory authority has granted approval to any person or entity, including us, to market and commercialize therapeutics using RNA repair technologies, which may increase the complexity, uncertainty and length of the regulatory approval process for our product candidates. Neither we nor any future collaborator may receive approval to market and commercialize any product candidate. Even if we or a collaborator were to obtain regulatory approval, the approval may be for disease indications or patient populations that are not as broad as we intended or may require labeling that includes significant use or distribution restrictions or safety warnings. We or a collaborator may be required to perform additional or unanticipated clinical trials to obtain approval or be subject to post-marketing testing requirements to maintain regulatory approval. If our RNA repair technology proves to be ineffective, unsafe or commercially unviable, our entire platform and pipeline would have little, if any, value, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

If we are not able to maintain orphan product exclusivity for QR-010 or obtain such status for QR-110 or future product candidates for which we seek this status, or if our competitors are able to obtain orphan product exclusivity before we do, we may not be able to obtain approval for our competing products for a significant period of time.

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

We have applied for Orphan Drug designation for QR-110 and may do so for our other product candidates, but we may not obtain such designation.

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

Some of our RNA repair technologies rely in part upon certain patent rights that we license from third parties. Pursuant to our license agreements, we are obligated to use commercially reasonable efforts to develop and make available to the public products or processes as well as to achieve certain specified development, regulatory and commercial milestones. If we do not meet the specified milestones the third party may be able to terminate the license agreement. They may also terminate the license agreement if we are in breach of certain financial obligations or we are otherwise in default of certain obligations under the license agreement. If a license agreement were terminated, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

If third parties on which we depend to conduct our pre-clinical studies or any clinical trials do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development programs could be delayed with materially adverse effects on our business, financial condition, results of operations and prospects.

We rely on CROs, clinical data management organizations and consultants to design, conduct, supervise and monitor pre-clinical studies and clinical trials for our product candidates. We and our CROs are required to comply with various regulations, including Good Clinical Practices, or GCP, which are enforced by the FDA, and guidelines of the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable foreign regulatory authorities to ensure that the health, safety and rights of patients are protected in clinical development and clinical trials, and that trial data integrity is assured. Regulatory authorities ensure compliance with these requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or other comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with such requirements. In addition, our clinical trials must be conducted with products produced under current Good Manufacturing Practice, or cGMP, requirements, which mandate the methods, facilities and controls used in manufacturing, processing and packaging of a drug product to ensure its safety and identity. Failure to comply with these regulations may require us to repeat pre-clinical and clinical trials, which would delay the regulatory approval process.

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

We rely on third-party manufacturers and suppliers and we intend to rely on third parties to produce pre-clinical, clinical and commercial supplies of our product candidates.

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

We are not currently party to any collaborative arrangements for the commercialization of any of our product candidates, although we may pursue such arrangements before any commercialization of our product candidates, if approved. For example, we intend to consider strategic alternatives that include spinouts, out-licensing or collaborative partnerships to develop and commercialize our RNA repair technologies or programs in indications outside of CF. If we entered into future collaborative arrangements for the commercialization of our product candidates or similar arrangements and any of our collaborative partners does not devote sufficient time and resources to a collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially adversely affected. In addition, if any such future collaboration partner were to breach or terminate its arrangements with us, the commercialization of our product candidates could be delayed, curtailed or terminated.

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

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. As a biopharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. Restrictions under applicable federal and state healthcare laws and regulations that may affect our ability to operate include the following:

•	the U.S. federal healthcare Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

•	federal civil and criminal false claims laws and civil monetary penalty laws impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement or record to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, and also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements or using or making any false or fraudulent document in connection with the delivery of or payment for healthcare benefits, items or services;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the U.S. federal physician payment transparency requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the Affordable Care Act, require applicable manufacturers of covered drugs, devices, biologics and medical supplies to report annually to HHS information related to payments and other transfers of value to physicians, and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members and applicable group purchasing organizations; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and certain other healthcare providers or marketing expenditures. Additionally, state and foreign laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

We rely, and will continue to rely, on intellectual property rights licensed from third parties to protect our technology. We are a party to licenses that give us rights to third-party intellectual property that are necessary or useful for our business. For instance, we have a license from MGH to certain patent rights that relate to certain RNA repair technologies. Pursuant to this agreement, we have an exclusive, sublicensable and royalty-bearing license from MGH for the exploitation of the in-licensed intellectual property rights in all therapeutic indications in the field of cystic fibrosis. See Item 4.B: “Business overview—Intellectual Property”. We also intend to license additional third-party intellectual property in the future.

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

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, contract manufacturers, vendors and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, we cannot guarantee that we have executed these agreements with each party that may have or has had access to our trade secrets.

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

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. For example, an April 2015 report from the Office of the United States Trade Representative identified a number of countries, including India and China, where challenges to the procurement and enforcement of patent rights have been reported. Several countries, including India and China, have been listed in the report every year since 1989. As a result, proceedings to enforce our patent rights in certain foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

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

The development and commercialization of drugs is highly competitive. We compete with a variety of multinational pharmaceutical companies and specialized biotechnology companies, as well as technology being developed at universities and other research institutions. Our competitors have developed, are developing or will develop product candidates and processes competitive with our product candidates. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any new treatments that enter the market. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may try to develop product candidates. We are aware of multiple companies that are working in the field of CF therapeutics, including Vertex Pharmaceuticals Inc., Novartis International AG, Hoffmann-LaRoche Ltd., Pfizer Inc., Galapagos, AbbVie Laboratories, Shire, Genzyme (a Sanofi Company), Bayer AG, Proteostasis, Corbus Pharmaceuticals, Nivalis and other private companies.

If our lead product candidate, QR-010, is approved for the indications we are currently pursuing, it will compete with a range of therapeutic treatments that are either in development or currently marketed. For example, Vertex’s Kalydeco is approved for use by the FDA and EMA and works to improve the function of the defective CFTR protein in CF patients with the G551D mutation and certain other gating mutations. Vertex’s Orkambi, a combination of lumacaftor (VX-809) and ivacaftor, is approved for CF patients who are homozygous for the ΔF508 mutation in the U.S. and European Union.

There are also a number of products that are marketed or in clinical development for the treatment of co-morbidity and symptoms in CF patients. These treatments include inhaled antibiotics, mucus thinners, pancreatic enzymes and anti-inflammatory drugs.

Although there are several companies that have commercial products and/or product candidates in clinical development for LCA, we are not aware of any commercial products or product candidates in clinical development for the specific mutation (p.Cys998x) in the CEP290 gene that we target with QR-110. Our innovation unit is currently investigating multiple product candidates for possibilities for future development. Although we select our product candidates cautiously, chances are we may face competition by one of more competitors.

Many of our competitors possess significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than us. If we successfully obtain approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan. Furthermore, in our clinical studies we could be competing for the same patient population, resulting in a smaller population of suitable candidates and possibly delays and additional costs.

If any of our product candidates is approved for marketing and commercialization and we are unable to develop sales, marketing and distribution capabilities on our own or enter into agreements with third parties to perform these functions on acceptable terms, we will be unable to successfully commercialize any such future products.

Although we currently intend to develop and commercialize QR-010 ourselves in major markets, if approved, we currently have no sales, marketing or distribution capabilities or experience. In addition, we intend to consider out-licensing, spinouts or collaborative partnerships to develop and commercialize our RNA repair technologies or programs in specific indications outside of CF. If any of our product candidates is approved, we will need to develop internal sales, marketing and distribution capabilities to commercialize such products, which would be expensive and time-consuming, or enter into collaborations with third parties to perform these services. If we decide to market our products directly, as we currently plan for QR-010, we will need to commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and supporting distribution, administration and compliance capabilities. If we rely on third parties with such capabilities to market our products or decide to co-promote products with collaborators, we will need to establish and maintain marketing and distribution arrangements with third parties, and there can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and there can be no assurance that such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance of any approved product. If we are not successful in commercializing any product approved in the future, either on our own or through third parties, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

The commercial success of any of our product candidates, if approved by the FDA, the EMA or other regulatory authorities, will depend upon the awareness and acceptance of the product among the medical community, including physicians, patients, patient advocacy groups and healthcare payors. Market acceptance of any of our product candidates, if approved, will depend on a number of factors, including, among others:

•	our product candidates’ demonstrated ability to treat patients and to provide patients with incremental therapeutic benefits, as compared with other available treatments;

•	the relative convenience and ease of administration of our product candidates, including as compared with other treatments for patients;

•	the prevalence and severity of any adverse side effects;

•	limitations or warnings contained in the labeling approved for our product candidates by the FDA or the EMA;

•	availability of alternative treatments, including therapies that improve the function of the defective CFTR protein already approved or expected to be commercially launched in the near future;

•	pricing and cost effectiveness;

•	the effectiveness of our sales and marketing strategies or those of our collaborators;

•	our ability to increase awareness of our product candidates through marketing efforts;

•	our ability to obtain sufficient third-party coverage or reimbursement; and

•	the willingness of patients to pay out-of-pocket in the absence of third-party coverage.

Moreover, our first commercial sale of QR-010, if ever, will trigger a milestone payment to CFFT of approximately $ 80 million pursuant to our agreement with CFFT. We may not have sufficient funds to support our milestone payment obligations to CFFT, which could have a material adverse effect on our business and prospects.

Even if we are able to commercialize any of our product candidates, the products may not receive coverage and adequate reimbursement from third-party payors, which could harm our business.

The availability of reimbursement by governmental and private payors is essential for most patients to be able to afford expensive treatments. Sales of any of our product candidates, if approved, will depend substantially on the extent to which the costs of these product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize any product candidate. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.

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

The Affordable Care Act, among other things, imposes a significant annual fee on companies that manufacture or import branded prescription drug products. It also contains substantial new provisions intended to broaden access to health insurance, reduce or constrain the growth of health care spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms, any of which could negatively impact our business. A significant number of provisions are not yet, or have only recently become, effective, but the Affordable Care Act is likely to continue the downward pressure on pharmaceutical and medical device pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

We expect that the Affordable Care Act, as well as other healthcare reform measures that have been and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product, and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may compromise our ability to generate revenue, attain profitability or commercialize our products.

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

We have limited experience in drug development. As our product candidates enter and advance through pre-clinical studies and clinical trials, we will need to expand our development, regulatory and manufacturing capabilities or contract with other organizations to provide these capabilities for us. In the future, we expect to have to manage additional relationships with collaborators or partners, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

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

Although we have offices in Palo Alto, California, our current operations are primarily located in our facilities in Leiden, the Netherlands. Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize the facilities may have a material adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or interruption of our business operations. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Additionally, the lease agreement covering our current laboratories is scheduled to expire on December 31, 2020. To the extent that we are unable to find new facilities for our current operations or we are delayed in finding new facilities, any business interruption could have a material adverse effect on our business, financial position, results of operations and prospects.

The investment of our cash and cash equivalents is subject to risks which may cause losses and affect the liquidity of these investments.

As at December 31, 2015, we had approximately € 94,865,000 in cash and cash equivalents. To date, our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of twelve months or less. Savings and deposit accounts generate a small amount of interest income. Any future investments may include term deposits, corporate bonds, money market funds and government securities, all in accordance with our cash management policy. These investments are subject to general credit, liquidity, market and interest rate risks. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.

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

The use of our product candidates in pre-clinical studies, in clinical trials and the sale of any of our product candidates if approved, exposes us to the risk of product liability claims. Product liability claims might be brought against us by patients, healthcare providers or others selling or otherwise coming into contact with our product candidates. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, including as a result of interactions with alcohol or other drugs, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we become subject to product liability claims and cannot successfully defend ourselves against them, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in, among other things:

•	withdrawal of patients from our clinical trials;

•	substantial monetary awards to patients or other claimants;

•	decreased demand for any of our current or future product candidates following marketing approval, if obtained;

•	damage to our reputation and exposure to adverse publicity;

•	increased FDA or EMA warnings on product labels;

•	litigation costs;

•	distraction of management’s attention from our primary business;

•	loss of revenue; and

•	the inability to successfully commercialize any of our current or future product candidates, if approved.

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

Our ability to use our net operating losses, or NOLs, in the Netherlands is currently limited and may be further limited. Under Dutch income tax law, tax loss carry-forwards are subject to a time limitation of nine years. As at December 31, 2015, we had a total of approximately € 46.9 million tax loss carry-forwards available for offset against future taxable profits. The first amount of the tax loss carry-forwards will expire in 2021. There is also a risk that due to regulatory changes such as suspensions on the use for NOLs, our existing NOLs could expire or otherwise become unavailable to offset future income tax liabilities. For these reasons, we may not be able to use a material portion of the NOLs, even if we attain profitability.

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

The trading price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. For example, the price of our ordinary shares, which reached its high record of $24.99 per share at the close of the trading on March 10, 2015, decreased as low as $3.71 per share at the close of the trading on February 8, 2016. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this annual report, these factors include:

•	the presentation of data at industry conferences by us and/or our competitors;

•	the responses to any of our IND applications with the FDA and any of our CTA applications with the EMA;

•	any current or future pre-clinical or clinical trials of our product candidates, including any delays in enrollment rates or timing of these trials;

•	regulatory actions with respect to our products or our competitors’ products;

•	the recruitment or departure of key personnel;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	results of clinical trials of our competitors;

•	the success of competitive products or technologies;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the level of expenses related to any of our product candidates or pre-clinical or clinical development programs;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	announcement or expectation of additional financing efforts;

•	sales of our ordinary shares by us, our insiders or our other shareholders;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors; and

•	general economic, industry and market conditions.

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

Sales of a substantial number of our ordinary shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our ordinary shares. As at December 31, 2015, we have 23,345,965 outstanding ordinary shares.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we are taking advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We do not know if investors will find our ordinary shares less attractive because we are relying on these exemptions. We may take advantage of these reporting exemptions until we are no longer an emerging growth company, which could be for up to five years after our initial public offering in September 2014.

If investors find our ordinary shares less attractive as a result of our reduced reporting requirements, there may be a less active trading market for our ordinary shares and our share price may be more volatile. We may also be unable to raise additional capital as and when we need it.

We have been a listed company since September 2014, and therefore, have a limited history operating as a public company and complying with public company obligations. Complying with all requirements, particularly after we are no longer an “emerging growth company” that enjoys reduced requirements, will increase our costs, require additional management resources and qualified accounting and financial personnel, and we may fail to meet all of these obligations.

We face increased legal, accounting, administrative and other costs and expenses as a public company. Compliance with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act of 2010, the Dutch Financial Supervision Act and the rules promulgated thereunder, as well as rules of the SEC and NASDAQ and the Dutch Corporate Governance Code, or DCGC, for example, are expected to result in ongoing increases in our legal, audit and financial compliance costs, particularly after we are no longer an “emerging growth company.” The Securities Exchange Act of 1934, as amended, or the Exchange Act, requires, among other things, that we file certain periodic reports with respect to our business and financial condition. Our management board, officers and other personnel need to devote a substantial amount of time to these compliance initiatives. We expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404 of the Sarbanes-Oxley Act of 2002 in preparation for and once we lose our status as an “emerging growth company.” We currently do not have an internal audit group, and we will need to continue to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and it may be difficult to recruit and maintain such personnel. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements or other reports on a timely basis, could increase our operating costs and could materially impair our ability to operate our business.

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

U.S. holders of our ordinary shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

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

Since PFIC status depends on the composition of our income and the composition and value of our assets (which, if we are not a “controlled foreign corporation” under Section 957(a) of the Code or we are publicly traded for the entire year being tested, may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. Although the matter is not free from doubt, we believe that we were not a PFIC with respect to our 2015 taxable year.

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

Item 4: Information on the Company

A. History and development of the company

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis and Leber’s congenital amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Our legal name is ProQR Therapeutics N.V. and we were incorporated in the Netherlands, on February 21, 2012. We reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. Our Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Darwinweg 24, 2333 CR Leiden, the Netherlands, telephone number +31 88 166 7000. The name and address of our agent for service in the United States is C T Corporation System, 111 Eighth Avenue, New York, NY 10011.

Since September 18, 2014, our ordinary shares have been listed on the NASDAQ Global Market under the ticker symbol PRQR.

B. Business overview

Overview

We are an innovative biopharmaceutical company engaged in the discovery and development of RNA-based therapeutics for the treatment of severe genetic orphan disorders. Utilizing our unique proprietary RNA repair technologies we are building a pipeline in severe genetic disorders. We believe we can target rare genetic disorders in which a single protein is defective due to certain types of genetic mutations. We design our therapeutic candidates to specifically target and repair the defective messenger RNA, or mRNA, that is transcribed from a mutated gene in order to restore functional or normal (wild-type) protein and therefore, we believe, has the potential to modify the disease. We believe that this unique approach offers several advantages compared with small molecule, gene therapy and other therapeutic approaches in the treatment of certain genetic diseases. Our current clinical stage molecule is QR-010, a single stranded RNA-based oligonucleotide that is designed to repair the genetic defect in the most prevalent mutation in cystic fibrosis, or CF. We are currently studying this molecule in two global clinical trials in 80 CF patients. Our second molecule is QR-110, a single stranded RNA-based oligonucleotide that targets the most prevalent mutation in the CEP290 gene for Leber’s congenital amaurosis, or LCA, patients and is currently in preclinical development. Beyond that, our in-house discovery engine that we call the innovation unit has been active in building a pipeline based upon our toolbox of RNA technologies that we have in-licensed or developed in-house. We have launched a number of discovery programs including programs in dystrophic epidermolysis bullosa, Usher syndrome, Fuchs endothelial corneal dystrophy (FECD), Huntington’s disease, Alzheimer’s disease and Friedreich’s ataxia.

QR-010 and Cystic Fibrosis (CF)

CF is a genetic disease that affects an estimated 70,000 to 100,000 patients worldwide and causes early morbidity and mortality. CF currently has no cure. The median age of death for CF patients in the US is 27 years, and more than 90% of CF patients die from respiratory failure. To date, all but two of the therapies approved to treat CF patients are designed to treat the symptoms of CF rather than address the underlying cause. CF is caused by mutations in the gene that encodes for a protein called cystic fibrosis transmembrane conductance regulator, or CFTR. Although there are more than 1,900 different genetic mutations that cause CF, the ΔF508 mutation that we are targeting is the most prevalent and is present in approximately 70% of all CF patients. In CF patients, this mutated gene and the resulting defective protein lead to the dysfunction of multiple organ systems, including the lungs, pancreas and gastrointestinal tract. In the lung airways, absence of functional CFTR protein leads to unusually thick, sticky mucus that clogs the lungs and increases vulnerability to chronic, life-threatening lung infections.

Our lead product candidate in the CF space, QR-010, a first-in-class RNA-based oligonucleotide, is designed to address the underlying cause of the disease by repairing the mRNA defect encoded by the ΔF508 mutation in the CFTR gene of CF patients and subsequently producing wild-type, or normal CFTR protein. QR-010 is designed to be self-administered through a small, handheld aerosol delivery device, or nebulizer, in the form of a mist inhaled into the lungs. In pre-clinical studies we have shown this method could allow maximum exposure of QR-010 to the primary target organ, the lung, as well as significant exposure to other affected organs through systemic absorption into the blood. Based on our extensive pre-clinical studies on safety, delivery and efficacy in relevant cell and animal models we have started two global clinical studies of QR-010 in 2015.

In June 2015, we started enrollment in our first clinical trial directly in CF patients. This Phase 1b clinical trial, which we refer to as PQ-010-001, is a randomized, double-blind, placebo-controlled, 28-day dose-escalation study that is conducted in 23 sites in North America and Europe. The primary endpoint of the study is to evaluate the safety, tolerability and absorption, distribution and degradation, or pharmacokinetics, of single and multiple ascending doses of inhaled QR-010 in 64 CF patients carrying two copies (homozygotes) of the ΔF508 mutation. As exploratory efficacy endpoints, this study will also assess sweat chloride, weight gain, CFQ-R Respiratory Symptom Score and lung function, measured by FEV1. These measures could be indicative of the potential efficacy of QR-010 although the study is not powered for statistical significance on these endpoints. In parallel with our Phase 1b trial we are conducting a proof-of-concept, or POC, study, which we refer to as PQ-010-002, designed to investigate the drug candidate’s ability to restore CFTR function in the nasal lining of eight ΔF508 homozygous (carry two allelic copies) and eight compound heterozygous (carry one copy of the ΔF508 mutation and one other disease causing mutation). We expect to report top-line data from both our Phase 1b trial and our POC study in mid to late 2016.

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

QR-110 and Leber’s Congenital Amaurosis (LCA)

LCA is the most common genetic cause of blindness in childhood. LCA is caused by a genetic defect in 19 or more associated genes. The most common mutation is the p.Cys998X (also known as c.2991+1655A>G) in the CEP290 (Centrosomal protein of 290 kDa) gene. Although diagnosis rates vary, based on our estimations we believe this mutation occurs in approximately 2,000 patients in the Western world. Most patients affected by this mutation lose sight in the first few years of life. There is currently no disease modifying therapy available on the market or being tested in clinical development for this specific subtype of the disease. In LCA patients, this mutation leads to significant decrease of active CEP290 protein in the photoreceptor cells in the retina in the eye. The absence of this essential protein causes blindness.

Our lead product candidate in the LCA space, QR-110, a first-in-class oligonucleotide, is designed to treat the disease by repairing the underlying cause in the mRNA, which results in the production of wild-type CEP290 protein. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to a defective mRNA and non-functional protein. QR-110 is designed to bind to the mutated location in the pre-mRNA, thereby leading to normally spliced or wild-type mRNA, which could produce wild-type or normal protein. QR-110 is designed to be administered through intravitreal injections in the eye. We believe the activity in pre-clinical models of LCA provides support for the clinical development and therapeutic potential of QR-110. In 2016 we intend to start our first clinical trial directly in LCA patients. There is recent precedent for an accelerated development path in another LCA mutation, and we believe this accelerated development pathway can also be applied to QR-110.

We have filed for orphan drug designation for QR-110 in the U.S. and the European Union.

Innovation pipeline

Beyond CF and LCA, our innovation unit, which is our internal discovery engine, is currently evaluating over 100 disease targets through our internal research or that of external collaborators. These disease targets are based on our multiple RNA technologies that were discovered internally or in-licensed. We have a rigorous evaluation process in identifying programs for our pipeline that includes establishing genetic causality, ability to deliver to the target organ, intellectual property protection, strong proof of concept, and a high unmet need. Our early stage programs are in various stages of discovery and target different severe genetic disorders where we believe our technologies have the potential to make a life altering impact for affected patients. These include programs for epidermolysis bullosa, a severe genetic skin disorder that impacts young children, Usher syndrome and Fuchs endothelial corneal dystrophy (FECD) programs in areas of ophthalmology with high unmet medical need, programs in our early central nervous system, or CNS, franchise that include Huntington’s disease and Alzheimer’s disease as well as a program for Friedreich’s ataxia.

ProQR was founded in February 2012 by Daniel de Boer, Gerard Platenburg, Henri Termeer and Dinko Valerio. Mr. de Boer is a passionate and driven entrepreneur and advocate for CF patients, and has assembled an experienced team of successful biotech executives as co-founders and early investors. The team has extensive experience in discovery, development and commercialization of products in multiple therapeutic areas and RNA therapeutics. To date, we have raised approximately €133 million in gross proceeds from our initial public offering of shares on the NASDAQ Global Market and private placements of equity securities. In addition, we have received grants, loans and other funding from CF-focused patient organizations and government institutions supporting our program for CF, including from Cystic Fibrosis Foundation Therapeutics, Inc., a subsidiary of the Cystic Fibrosis Foundation and the European Union under their Horizon 2020 research and innovation programme, grant agreement No. 633545. ProQR headquarters are in Leiden, the Netherlands and we have an office in Palo Alto, CA, United States.

Our Strategy

We are dedicated to improving the lives of patients through the development of RNA-based therapies for severe genetic orphan diseases and have an initial focus on patients with CF and LCA. Key elements of our strategy include:

•	Rapidly advance QR-010 for the treatment of CF. Our lead product candidate in the CF space, QR-010, has generated compelling data in pre-clinical studies, which we believe support its potential as a disease-modifying therapy for CF patients. We are currently running two global clinical studies of QR-010 in 80 CF patients with the ΔF508 mutation, which affects approximately 70% of all CF patients. Top-line data is expected to be released mid to late 2016. We are studying applications of our RNA repair technologies for mutations other than ΔF508.

•	Rapidly advance our ophthalmology franchise, including QR-110 for the treatment of LCA. We recognize the great opportunity for oligonucleotides in the ophthalmology space and therefore have established an ophthalmology franchise that now has one program in development and several in the discovery pipeline. These include LCA, Usher syndrome and Fuchs endothelial corneal dystrophy (FECD). We are developing QR-110 to treat patients with the most common mutation causing LCA, the leading genetic cause of blindness in childhood. We conducted further pre-clinical studies during 2015 and expect to start our first clinical trial in LCA patients in 2016. We intend to advance our Usher and Fuchs programs towards pre-clinical development in 2016.

•	Utilize our proprietary RNA repair technologies and know-how to develop additional product candidates targeting genetic diseases with high unmet medical need. We are developing a product pipeline targeting severe genetic diseases that have significant unmet need and are caused by mutations that we believe can be treated with our RNA technologies. We are currently working on approximately 100 potential target indications in several therapeutic areas and have organized our discovery effort in franchises such as respiratory, ophthalmology, dermatology, CNS and neuromuscular disorders.

•	Independently commercialize QR-010. We intend to commercialize QR-010 ourselves, if approved, and retain all commercial rights in major markets. For QR-010, there are extensive CF patient registries, and CF patients are treated in centralized, specialized care centers. Because of this well-organized CF community, we believe we will be able to market QR-010 effectively, if approved, with an initially small, targeted sales force in the United States and Europe.

•	Consider outlicensing, spinouts or collaborative partnerships to develop and commercialize our RNA repair technologies or programs in specific indications outside of CF. To continue to advance the programs in our discovery pipeline and ensure that these programs have the potential to make an impact for patients in these areas of unmet need, we will consider strategic alternatives that include spinouts, outlicensing or collaborative partnerships with pharmaceutical companies. These partnerships may provide us with further validation of our RNA repair technologies, funding to advance our product candidates and access to development, manufacturing and commercial expertise and capabilities.

Our RNA Technologies

Genes are the specific sequences of DNA that provide the blueprint used by the human body’s cells to make proteins, which are enzymes or other molecules in cells that serve a functional purpose. Each gene consists of a specific sequence of nucleotides that leads to the production of a specific protein. The gene’s coding DNA sequence is transcribed into mRNA, which is subsequently translated into the specific protein. A mutation, or defect, in a specific gene can result in the transcription of abnormal mRNA, which then can produce a defective, misfolded or truncated protein that is unable to carry out its normal function.

In the maturing RNA therapeutics space and the developments in understanding their potential, we have gathered a toolbox of different novel RNA technologies with which we believe we can repair and modulate defective mRNA in order to restore protein functionality. This is unlike other approaches in the RNA therapeutics field, such as RNAi and antisense that use RNA molecules to downregulate genes. All our approaches employ single-stranded RNA-based oligonucleotides that are chemically modified (phosphorothioate backbone and 2’ O-methyl modifications) so that no vector or envelope is needed for delivery. Our molecules are designed to act as guide sequences to repair or modulate the targeted abnormal mRNA. The repaired mRNA then acts as a template to generate protein. We believe these RNA approaches will allow us to develop novel therapies for genetic disorders that are currently untreatable or have limited effective treatment options.

For CF, QR-010 is designed to repair the defective mRNA by guiding the insertion of the three nucleotides missing in the ΔF508 mutation, thus resulting in the production of wild-type CFTR protein that is expected to have the same functionality as CFTR protein in healthy individuals. We believe we are the only company currently pursuing this RNA repair approach for CF patients.

For LCA, QR-110 is designed to repair the defective pre-mRNA due to a single nucleotide substitution mutation called the p.Cys998X mutation in the CEP290 gene. By binding to the mutation site, QR-110 masks the cryptic splice site that is the result of the mutation. Correct splicing of the pre-mRNA can then occur restoring production of wild-type CEP290 protein that is expected to have the same functionality as CEP290 protein in healthy individuals. We believe we are the only company currently pursuing this RNA repair approach for this specific mutation of LCA.

Our product candidates

In selection of discovery programs to bring into our development pipeline we apply a rigorous process of review by a committee of internal and external key opinion leaders, or KOLs to all key aspects of a program. Among others we look at the following criteria:

✓	High unmet medical need

✓	A pre-clinical proof-of-concept that shows strong promise for translation to the clinic

✓	Well understood relationship between the genetic defect and the disease manifestations

✓	Feasibility of delivery to target organ(s)

✓	Strong IP position and initial freedom to operate established

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

Chloride Ion Flow by Wild-Type CFTR and ΔF508 CFTR

The lack of functional CFTR in CF patients is particularly problematic in the lungs, where the build-up of thick mucus obstructs parts of the lung, allows bacteria to grow unfettered and impairs the functionality of the local immune system. Of all the manifestations of CF, lung disease is the most critical and is characterized by a combination of airway obstruction, infection and inflammation such that more than 90% of all CF patients die of respiratory failure. In the pancreas, the buildup of mucus prevents the release of digestive enzymes that help the body break down food and absorb important nutrients. In the GI tract, the thick mucus leads to impaired ability to absorb nutrients. The median age of death for all CF patients in the U.S. is 27 years.

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

In the ΔF508 mutation, the genetic defect is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene that results in the transcription of defective mRNA, which results in the production of CFTR protein that is misfolded and can neither migrate to its normal location on the surface of epithelial cells nor perform its normal function. The figure below illustrates the missing three nucleotide sequence in the mRNA.

Cystic Fibrosis Incidence and Diagnosis

CF affects one out of 3,500 live births in the United States and one out of 2,500 live births in Western Europe. Many individuals are also non-affected carriers of a mutated CFTR gene. Carrier results across ethnic groups in the United States are well established, and reports from the American College of Obstetricians and Gynecologists indicate rates of one out of 25 in non-Hispanic Caucasians, one out of 58 in Hispanic Caucasians, one out of 61 in African Americans, and one out of 94 in Asian Americans. While the life expectancy of CF patients has improved over the last three decades, the median age of death is still only 27 years in the U.S.

Most CF patients in the United States, the European Union, Canada and Australia are now diagnosed at birth through newborn screening, and more than 75% of CF patients are diagnosed by the age of two. CF can be diagnosed by conducting a Nasal Potential Difference, or NPD, test that measures CFTR activity in the nose, or a pilocarpine iontophoretic sweat chloride test, which measures the amount of salt in a person’s sweat. A genetic test is also often used to confirm a CF diagnosis and/or identify the disease-causing mutations. In a genetic test, a blood sample or cells from the inside of the cheek are taken and sent to a laboratory that specializes in genetic testing.

Approaches to the Treatment of Cystic Fibrosis

Treatment overview

There is no cure for CF, and to date, all but one of the therapies approved to treat CF patients have been designed to treat the symptoms rather than address the underlying cause. CF patients require lifelong treatment with multiple daily medications, frequent hospitalizations and ultimately lung transplant, which is life-extending but not curative. In the United States, the average CF patient incurs approximately $50,000 per year in expenses for outpatient medications and services and substantial additional costs for frequent hospitalizations. As the median age of death for CF patients is 27, this results in an average lifetime cost per CF patient in the U.S. of $1,350,000 in outpatient expenses alone. CF patients who can be treated with Vertex’s Kalydeco or Orkambi have additional annual costs of approximately $300,000. Standards of care are generally similar across Western European nations.

Palliative treatments

The current standard of care for CF patients includes palliative treatment to manage the symptoms of the disease. In CF patients, the thick mucus that builds up in the lungs and other vital organs such as the pancreas and gastrointestinal tract hampers mucus clearance and leads to airway obstruction and difficulty absorbing nutrients, leading to poor growth and development. Primary treatment options include inhaled therapies such as rhDNase, marketed as Pulmozyme, which thins the mucus in the lungs, as well as pancreatic enzyme replacement therapy, which improves absorption of nutrients. Due to the proliferation of bacteria on the mucus build-up, CF patients often develop chronic lung infections that require inhaled antibiotics treatments, such as TOBI or Cayston, to suppress the infections. CF patients also take a number of other prescribed and over-the-counter medications to alleviate the symptoms of CF and reduce complications, including bronchodilators, inhaled corticosteroids, and ursodeoxycholic acid for biliary tree dysfunction.

Potentiators for certain non-ΔF508 mutations

For a subset of patients who suffer from the G551D and other gating mutations of the CFTR gene, Vertex Pharmaceuticals has developed a so-called “potentiator” molecule marketed under the trade name Kalydeco (ivacaftor). This product was approved by the FDA in 2012 to treat patients with the G551D CFTR mutation and, in 2014, the label was expanded to include eight additional gating mutations. In 2015, the label was further expanded to include a total of ten gating mutations and children as young as two years old. Vertex has estimated that approximately 2,400 CF patients in the U.S., Europe and Australia have a G551D or a non-G551D gating mutation. Gating mutations are characterized by the presence of CFTR at the cell surface that does not open and close the ion channels properly. Kalydeco is believed to keep the ion channels open for longer. For this population of CF patients, medication costs are approximately $300,000 per year for Kalydeco prescriptions. Kalydeco is an exciting development as it provides a proof of concept that it is possible to target the defective CFTR protein that causes CF and improve key symptoms of the disease.

The ΔF508 mutation affects approximately 70% of all CF patients. Unlike the “gating” mutations, ΔF508 is a “processing” mutation, and as such, CFTR with the ΔF508 mutation is not expressed at the cell surface and cannot be potentiated by small potentiating molecules like Kalydeco.

Potentiator/corrector combination for ΔF508 mutations

For patients aged 12 years and above and homozygous for the ΔF508 mutation, Vertex Pharmaceuticals received regulatory approval for Orkambi in July 2015. Orkambi is a fixed-dose combination of lumacaftor and ivacaftor (Kalydeco). Lumacaftor is a new molecular entity also referred to as a CFTR “corrector” that is purported to work by stabilizing and promoting the folding of the defective ΔF508CFTR and thereby increasing the likelihood that the CFTR channel will be found at the cell membrane. Kalydeco purportedly potentiates the activity of CFTR channel at the cell surface. We believe the clinical benefit of Orkambi for the homozygous ΔF508 patients is not commensurate with the benefit demonstrated by Kalydeco in the G551D population, but is comparable to some of the symptom relief medications approved for use with CF. Approximately 8,500 US patients could be treated with Orkambi at an annual cost of approximately $260,000 in addition to the cost of standard of care. Vertex Pharmaceuticals along with multiple other pharmaceutical and biotech companies (e.g Pfizer, Bayer, Galapagos, Nivalis, Proteostasis, Parion) are also developing additional correctors and potentiator molecules. We believe these studies validate that ΔF508 CFTR is a treatable target and indicate there is need for more efficacious therapies.

Gene therapy

Gene therapy is a process in which a functional gene is introduced into a cell to override the effects of a defective gene. The CFTR gene was first identified in 1989. Since that time, several academic consortia and drug-development companies have attempted to develop gene therapies targeting mutations in the CFTR gene. These companies aimed to permanently correct the CFTR gene at the DNA level by delivering full-length CFTR genes to lung epithelial cells to express wild-type CFTR protein. However, these programs encountered limitations faced by gene therapy in general as well as limitations specific to the CFTR gene. These barriers included safety concerns, challenges in delivery of the gene therapy constructs to target cells in the lungs, challenges of both delivery and incorporation into the genome given the size and complexity of the CFTR gene, and immunologic responses to the gene therapy vectors. The most advanced effort in gene therapy for CF is with an academic consortium in the U.K. In 2015, the Gene Therapy Consortium presented results of a 136-patient trial using a CFTR gene delivered in a liposome envelope. While the trial showed no overall efficacy, specific subgroups did show a modest benefit in lung function compared to the placebo group. The Gene Therapy Consortium has announced that they will conduct a follow-up trial of gene therapy in the future but that a different vector will be needed for delivery of the gene.

Our solution—RNA repair

Our approach, RNA repair, aims to repair the basic defect in the CFTR mRNA and subsequently restore expression of wild-type CFTR protein that can normalize the ion transport in the key organs affected by CF, particularly the lung. We believe we are currently the only company pursuing this novel approach for CF patients.

QR-010 for Treatment of CF

We are developing QR-010 as a treatment for CF patients. QR-010 is an RNA-based oligonucleotide designed to restore wild-type CFTR function in CF patients with the ΔF508 gene mutation. QR-010 is 33 nucleotides long and is designed to bind to the CFTR mRNA sequences that are adjacent to the deleted F508 region of the mRNA.

The figure below illustrates wild-type mRNA, the site of the ΔF508 mRNA deletion and where QR-010 is designed as an antisense template to bind on either side of the deletion mutation to potentially introduce the three deleted nucleotides.

QR-010 Binds to mRNA and Guides Insertion of Deleted Nucleotides

The resulting CFTR protein is expected to be processed similarly to any other wild-type CFTR protein and potentially result in restoration of wild-type CFTR functions, including chloride transport, chloride-bicarbonate exchange and regulation of the epithelial sodium channel, or ENaC. We are currently conducting experiments to expand our understanding of this novel mechanism of action and novel technology.

The figure below represents, from left to right, wild-type CFTR function in a normal cell, impaired CFTR function in a cell with a ΔF508 mutation and a ΔF508 mutated cell treated with QR-010, which would be expected to result in restoration to wild-type levels of chloride efflux.

Chloride Ion Flow: Potential Full Restoration through QR-010

As shown in the figure below, after orotracheal delivery of QR-010 to the lungs of wild-type mice and mice specifically engineered to have a CF-like lung phenotype, called the betaENaC overexpressing mouse, we observed significant exposure of QR-010 to the lungs as well as to other CF-affected organs with no significant difference between wild-type and betaENaC overexpressing mice. We believe this beneficial bio-distribution pattern may potentially allow us to treat not just the lung but also other organs affected by CF and shows that the thick mucus layer that is present in the lungs of CF patients is unlikely to be a barrier for uptake of QR-010. We believe this method will allow maximum exposure of QR-010 to the primary target organ, the lung, as well as significant exposure to other affected organs through systemic absorption into the blood.

Bio-Distribution of QR-010 to Organs in wild-Type and CF-like Lung Phenotype

To achieve broad distribution to CF-affected organs, we deliver QR-010 through inhalation by means of a small handheld nebulizer, a method of drug delivery used to administer medication in the form of a mist inhaled into the lungs. On October 8, 2014 we entered into an agreement with PARI Pharma GmbH, pursuant to which the Company is granted an exclusive license to the use of PARI’s eFlow technology for the administration of oligonucleotide-based drugs in the ΔF508 mutation in cystic fibrosis. The nebulizer device rapidly and efficiently processes a therapeutic agent through the microscopic holes of a mesh and creates a mist to provide rapid and consistent delivery to the lungs. Commercially-available nebulizers are currently used for other CF therapies and in other clinical studies involving inhaled oligonucleotides.

Clinical Development Plan for QR-010

ProQR is conducting two clinical trials of QR-010 in parallel. Study PQ-010-001 is a Phase 1b safety and tolerability study. This study opened for enrollment in June 2015. Study PQ-010-002 is a proof of concept study evaluating topical administration of QR-010 and its effect on the nasal potential difference, a biomarker of CFTR function. This study opened for enrollment in September 2015.

PQ-010-001 Phase 1b Safety and Tolerability Study

The first clinical trial with QR-010 is a Phase 1b, randomized, double-blind, placebo-controlled, 28-day dose-escalation trial to evaluate the safety, tolerability and pharmacokinetics of QR-010. QR-010 is given as a nebulized solution to the lower airways after chest physiotherapy, which is a standard procedure used with other currently administered inhaled medications. This method of drug administration is common in CF patients and has been used with oligonucleotides in development in other indications. The primary outcome measures are to characterize safety, tolerability and pharmacokinetics. We are also assessing exploratory efficacy outcome measures, including lung functionality, chloride levels in sweat, weight gain and other quality-of-life measures specific to CF, which we believe could be indicative of the potential efficacy of QR-010. Because of its relative small size the study is not powered for statistical significance on any of the exploratory efficacy outcome measures. The study includes CF patients that are homozygous for ΔF508 and age 18 years and above. Pharmacokinetics will be assessed with serum measurements over time. Exploratory clinical measurements, including evaluation of early changes in lung function, reduction in symptoms and weight gain are also performed to inform the design of future trials. The trial will be conducted at approximately 20 sites in North America and select EU countries and will enroll 64 patients. Randomization will be 3:1, meaning 25% of patients will receive placebo. We anticipate that top-line data will be available by mid to late 2016.

PQ-010-002 Proof-of Concept NPD study

The NPD assay is a standard test for detection and quantification of CFTR function in the airways in CF patients. The NPD test is a well-accepted diagnostic tool and has been used in multiple therapeutic intervention trials to demonstrate the restoration of CFTR mediated ion transport in preclinical animal models and in CF patients. Our POC study is designed to investigate the ability of QR-010 to restore CFTR function in patients, as was observed in pre-clinical NPD studies in mouse models. The primary outcome measures will determine the effect of topical administration of QR-010 to the nasal mucosa on the restoration of CFTR function, as measured by nasal potential difference (NPD) relative to baseline, in the nasal epithelium of CF patients with the ΔF508 CFTR mutation.

Secondary outcome measures and exploratory outcomes measures will also be evaluated in this observation study to evaluate the restoration of CFTR function. Nasal mucosal samples will be obtained to assess the proposed mechanism of action of QR-010, including measuring the presence of repaired CFTR mRNA and wild-type CFTR. The nasal passages are not the intended target site for QR-010. However, the nasal epithelium is the most accessible site for measuring CFTR function in humans and provides a human model of epithelial cell uptake and restoration of CFTR function. This study will enroll up to 32 subjects. All subjects are adults over 18 years old with CF either homozygous for the ΔF508 mutation or compound heterozygotes with one copy of the ΔF508 mutation and one copy of another disease causing mutation. The study is being conducted in five sites in the U.S., France and Belgium. We anticipate that top-line data from our POC study will be available in mid to late 2016.

Pre-Clinical Data to Support QR-010

We have conducted extensive in vitro and in vivo pre-clinical studies that support the development and therapeutic potential of QR-010. QR-010 has been shown to increase the function of CFTR as demonstrated by enhancing chloride efflux in vitro and in vivo models that carry the same mutation as ΔF508 patients. In vitro QR-010 demonstrated improved chloride ion efflux in a fluorescent chloride ion indicator, or MQAE, assay and in a well-accepted model, the Ussing Chamber assay using human bronchial epithelial cells with the ΔF508 mutation. Most notably, and distinct from other molecules in development for CFTR mutation specific molecules, in two independent in vivo activity assays in ΔF508-CFTR mice that are similar to human diagnostic tests, QR-010 restored CFTR function up to wild-type levels. The first was a study of Nasal Potential Difference, or NPD, in ΔF508-CFTR mice in which QR-010 restored NPD in response to specific stimuli to normal levels. The second was a saliva secretion assay, a mouse equivalent of the sweat chloride test, in which QR-010 restored saliva secretion to normal levels in female mice.

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

Our pre-clinical studies evaluated QR-010 in two animal safety models—mice and monkeys. We selected the mouse because of the well-characterized homozygous mouse model of the ΔF508 gene mutation that exists with homology to the human mRNA transcript in the region where QR-010 binds. Since QR-010 is 100% homologous to the complementary portion of the antisense strand of the CFTR gene for both mice and humans, it is expected that binding of QR-010 to the target mRNA in humans will be identical to that observed in the mouse model. We selected cynomolgus monkeys as the non-rodent species for toxicology studies because these monkeys are a well characterized model for human toxicology studies. The cynomolgus monkey has a specific advantage over other non-rodent species because there is sequence identity with humans in the targeted region of wild-type CFTR mRNA. We completed two 28-day toxicity studies, involving both systemic and inhaled administration of QR-010, in mouse and monkey models. In both animal models, administration of QR-010 at high average doses was well tolerated. Results of these 28-day toxicity studies supported the start of our Phase 1b SAD/MAD clinical trial and POC NPD study in 2015.

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

QR-010 demonstrated improved CFTR function in several distinct in vitro and in vivo assays, including:

•	an Ussing Chamber assay using CF HBE cells affected with ΔF508 mutations, in which we observed changes in potential difference consistent with increased CFTR function;

•	a mouse NPD assay, in which we gave ΔF508 mice QR-010 intranasally and observed normalization of NPD as well as responses to specific challenges; and

•	a mouse saliva secretion assay, in which we gave ΔF508 mice QR-010 orotracheally and observed changes in saliva volume consistent with improved CFTR function.

QR-010 Increases CFTR Activity in Ex Vivo Primary Lung Cells from CF Patients

The Ussing Chamber assay measures the electrical current over a monolayer of epithelial cells and is a commonly used pre-clinical assay to measure the chloride efflux resulting from CFTR activity. This assay has been used to test the effect of a variety of agents on CFTR activity in cells and is performed using fully differentiated HBE cells with the ΔF508 mutation grown in a manner to resemble the lung epithelium with an airway liquid interface. As reduced efficiency of transfection, or delivery of oligonucleotides into a cell, is predicted in this model, we investigated the effect of QR-010 (100 nanomolars (nMs), twice weekly) in CF HBE cultures following repeated treatments over 14 days. The goal of the study was to show improvement in CFTR activity over time. The study achieved its goal by demonstrating that treatment over 14 days with QR-010 enhanced its effect on CFTR activity. The figure below shows the results of the Ussing Chamber assay and the efficacy of QR-010 treatment on CFTR activity over different QR-010 treatment periods. After the addition of a cAMP stimulator, forskolin, to activate the CFTR protein, we observed an increase in ion current across the cell membrane that represents CFTR activity. To confirm that the observed result was due to restored CFTR function and not an alternative pathway, a CFTR inhibitor was administered and the effect on ion current was extinguished in a selective manner.

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

QR-010 Increases CFTR Function and is Dose Dependent (in vitro)

NPD Measurements in ΔF508-CFTR Mice

Nasal Potential Difference, or NPD, is a standard test for detection and quantification of CFTR function in the airways in CF patients. The NPD assay has also served as an important endpoint for the diagnosis of CF since 1981. It has been used extensively and is standardized to assess the ability of new therapeutics to restore defective ion transport in CF patients and several pre-clinical animal models.

To assess whether or not QR-010 could restore CFTR function in vivo, we assessed NPD in ΔF508 mice before and after treatment. ΔF508 mice were treated with three or six doses of 40 µg per dose per animal of QR-010 intranasally. We then assessed NPD by measuring the current through their nasal epithelial cells. We initially administered amiloride, an ENaC blocker, to block the ENaC signal, drop the signal to baseline and isolate the CFTR signal. Subsequently, we administered chloride-free buffer, or 0Cl, and forskolin, which increases levels of cAMP, and a stimulator to activate chloride efflux through CFTR. As chloride flowed, the voltage signal increased over baseline and represents the level of CFTR activity. The goal of this study was to show improvement in CFTR activity in the nasal epithelium of ΔF508 mice after being treated with six doses of QR-010. The study achieved its goal by showing that CFTR activity improved significantly after treatment with six doses of QR-010, increasing from 10.14 mV to 17.44 mV, which is 79% of the activity level of wild-type CFTR (p=0.0005). The p-value represents the probability that the result is due to chance rather than the drug effect, and when that probability is less than 5%, or p<0.05, the result is considered statistically significant. The figure below shows, from left to right, the results of NPD measurements in wild-type mice, in ΔF508 mice receiving no treatment, and in ΔF508 mice treated with QR-010. Notably, the pattern of response in the ΔF508 mice treated with QR-010 returns the phenotype as measured by this assay to that of a wild-type mouse. The control treated mice did not respond in this fashion.

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

QR-010 Restores CFTR Function to Wild-Type Levels in 6 Doses (in vivo)

QR-010 Improves Saliva Secretion in ΔF508 Mice

The saliva secretion assay in mice is a surrogate for the human sweat test, which is a widely accepted diagnostic tool for CF in humans. Human sweat glands normally respond to stimuli, but CF patients do not demonstrate the same response. Similarly, the saliva glands of wild-type mice respond to these stimuli by producing more saliva, but the saliva glands of ΔF508 mice do not increase saliva production when stimulated. In an experiment involving nine ΔF508 mice, we tested whether orotracheal administration of QR-010 would result in increased saliva secretion. A wild-type cohort was also included as a control. The goal of the study was to assess the improvement in CFTR activity in the saliva glands after administering QR-010 to the lungs of mice. The results in saliva secretion (body weight adjusted) are shown in the figure below and demonstrate that CFTR activity in the saliva glands of female ΔF508 mice improved significantly (p<0.0001) towards wild-type levels after treatment with two doses of 10 mg/kg of QR-010 over a three-day period. It is well-recognized that male mice salivary response is not as dependent on CFTR therefore, only data from female mice is presented in the figure below. The sex specific response reflects the specificity of QR-010 to increase CFTR function, and we believe this does not imply that QR-010 will not work in human males.

QR-010 Restores Saliva Secretion to Wild-Type Levels (in vivo)

Research Grants

In August 2014, we entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide us with up to $ 3 million to support the clinical development of QR-010. In 2015, the Company and its academic partners received a grant from the European Union under the Horizon 2020 research and innovation programme under grant agreement No. 633545. The maximum amount of € 6.0 million was granted to support the clinical development of QR-010. ProQR also received additional tranches totaling €1.6 million under the Innovation credit program or “Innovatiekrediet” by the Dutch government, through its agency RVO (previously: “AgentschapNL”) of the Ministry of Economic Affairs, for the cystic fibrosis development program.

Leber’s Congenital Amaurosis

LCA background

LCA is the most common genetic blindness in childhood. We believe that the p.Cys998X mutation (also known as c.2991+1655A>G) in the CEP290 (Centrosomal protein of 290 kDa) gene is the most prevalent mutation which generally accounts for the most severe LCA disease phenotype. Most patients affected by this mutation lose sight in the first years of life. There is currently no disease modifying therapy available on the market or being tested in clinical development for this specific subtype of the disease. In LCA patients this mutation leads to significant decrease of CEP290 protein within the photoreceptor cells in the retina. Clinical features of CEP290-mediated LCA include congenital or early onset loss of vision, involuntary eye movement or nystagmus, amaurotic pupils and no light response on electroretinography (ERG).

LCA mechanism

The p.Cys998X mutation is a single nucleotide substitution in the CEP290 gene that creates a new splice site, also called a cryptic site, between exon 26 and 27. During the splicing of the pre-mRNA this causes a part of the intron, or pseudoexon, to be included in the mRNA. The pseudoexon contains a premature stop codon thus the mRNA is not translated into the full length CEP290 protein. The CEP290 protein is involved in the formation and stability of the connecting cilium in photoreceptor cells which facilitates the transport of proteins from the inner segment to the outer segment. When CEP290 is absent there is protein build-up in the inner segment and the outer segment is shorter and does not perform its light transducing function.

LCA prevalence and Diagnosis

We believe that approximately 116,000 patients worldwide suffer from LCA. LCA is caused by a genetic defect in 19 or more associated genes. The most common mutation is the p.Cys998X in the CEP290 gene. Although diagnosis rates vary, based on our estimations we believe this mutation occurs in approximately 2,000 patients in the Western world.

Patients are initially diagnosed through the presence of clinical symptoms. Nystagmus tends to be the first symptom visible as well as oculo-digital movements, in the most severe cases; vision impairment or blindness becomes obvious as age increases. After ophthalmological examination, LCA is diagnosed. A genetic screening including all known mutations causing LCA is performed to distinguish between LCA and other possible retinal diseases and to give the patient the most accurate prognosis possible (approximately 30% of all patients carry a mutation that has not been described to date).

Approaches for the Treatment of LCA

There are currently no disease modifying treatments approved or potential treatments in clinical trials for patients with p.Cys998X associated LCA, a form of LCA type 10. There are other approaches in pre-clinical development for the p.Cys998X mutation that target the disease at the DNA level. However, we believe our RNA technology has significant advantages over these approaches in terms of delivery and safety. From a regulatory perspective, there is precedent with three oligonucleotide based products approved, out of which two were for ophthalmologic indications that are also administered through intravitreal injections. No gene therapy product has been so far approved by FDA and only one is approved in the EU. Spark Therapeutics is currently conducting gene therapy trials in patients with a form of LCA type 2 due to the epithelial cell based mutation RPE65.

QR-110 treatment approach to LCA type 10

Our lead product candidate in the LCA space, QR-110, a first-in-class RNA-based oligonucleotide, is designed to treat the disease by binding to the pre-mRNA and thereby masking the cryptic splice site. The splicing machinery can thus splice the pre-mRNA correctly resulting in normal mRNA and we expect the production of full-length functional wild-type CEP290 protein.

QR-110 Binds to pre-mRNA and Masks the Cryptic Splice Site

Leading to production of Normal mRNA

Connecting Cilium Function:

Potential Full Restoration Through QR-110

The eye is highly suitable for oligonucleotide therapies as it is a contained organ with physical cellular barriers (i.e. efficient blood-retina barrier and lack of efferent lymphatics) which strongly limits the free entry and exit of cells and larger molecules in and out of the eye therefore limiting the systemic exposure of locally administered therapies. Out of the three FDA-approved oligonucleotide products, two are eye products which are dosed by intravitreal injection. QR-110 is also designed to be administered by intravitreal (IVT) injection. QR-110 was tested in early in vivo and in vitro non-clinical safety studies and was found to be well tolerated.

We believe that our comprehensive data package supports advancing QR-110 into further development. Currently, we are conducting several pre-clinical safety studies and other IND-enabling work to advance this program towards the clinic in 2016.

Pre-clinical data to support QR-110

We have conducted extensive in vitro and in vivo pre-clinical studies that support the development and therapeutic potential of QR-110. In pre-clinical studies to date, QR-110 has demonstrated full restoration of correctly-spliced, or wild-type mRNA in real-time polymerase chain reaction in cultured fibroblast cells of LCA patients homozygous for the p.Cys998X mutation. Increases in CEP290 protein levels of more than 50% were observed in a Western blot assay.

Academic research groups have used RNA antisense oligonucleotides of the same chemistry and mode of action as QR-110 to restore the mRNA profile of CEP290 in fibroblasts from LCA patients that are homozygous for the p.Cys998X mutation. After the restoration of the mRNA profile they showed rescue of ciliation and cilium length comparable to normal levels which is indicative of CEP290 protein function restoration.

The localization of labeled QR-110 was assessed and the molecule was shown to reach the outer nuclear layer, or ONL, after intravitreal injection in vivo.

AON3 Restores Cilium Length in Fibroblasts from p.Cys998X Patients

QR-110 Localizes to the Outer Nuclear Layer (ONL) After IVT Injections in Mouse Eyes

We believe the activity seen in our pre-clinical models of LCA provides strong support for the clinical development and therapeutic potential of QR-110. We expect to advance this program towards the clinic in 2016.

Other Research and Development

Our internal discovery engine that we call the innovation unit, is a dedicated group in our company that focuses on the discovery and early development of RNA repair therapeutics in genetic indications with a high unmet medical need. Leveraging our experience with RNA therapeutics, we are screening for therapeutic molecules that can be used to treat severe genetic disorders beyond CF and LCA. We have built a diverse toolbox of RNA technologies that we believe can address underlying genetic defects in a novel way. We have grouped the different programs in franchises by therapeutic area so that we can leverage our expertise in the different fields and create synergies between programs. We have identified five therapeutic areas that show high potential for RNA based oligonucleotides: respiratory, ophthalmology, dermatology, CNS and neuromuscular disorders. We go through a thorough selection process prior to advancing programs into development, and consider criteria including: high unmet medical need, a pre-clinical proof-of-concept that shows strong promise for translation to the clinic, well understood relationship between the genetic defect and disease manifestations, feasibility of delivery to target organ(s), and strong IP position and initial freedom to operate.

Respiratory

Besides our program for CF caused by the ΔF508 mutation we are working on other CFTR mutations that can potentially be treated using our RNA technologies. We could potentially target an additional 5% of the CF population with these programs.

Ophthalmology

Our ophthalmology group was founded on the basis that the eye is a well validated target for oligonucleotides. Given the long half-life of these molecules and the lower risk of systemic exposure, we believe oligonucleotide based therapies have the potential to be an important class of drugs for ophthalmic indications. Since we have advanced our LCA program into preclinical development we have started several additional discovery stage programs, including those targeting Usher syndrome and Fuchs endothelial corneal dystrophy (FECD).

Usher syndrome is a genetic orphan disease that is the leading cause of combined deafness and blindness. Usher syndrome type II is most commonly caused by mutations in the USH2A gene. Patients with this syndrome generally progress to a stage in which they have severely limited central vision and moderate to severe deafness. The moderate to severe deafness that patients experience with this subtype of the disease is manageable with cochlear implants. However, there are currently no available treatment options for the vision loss associated with this disease. In this particular mutation, the disease is caused by a genetic defect that results in the lack of a functional USH2A protein. Similar to CEP290, this protein is responsible for the maintenance of the connecting cilium in photoreceptor cells and lack of a fully functional USH2A protein results in reduced protein trafficking to the photoreceptor outer segments with a consequent impact on photo-transduction. With our program, called QRX-411, we aim to treat the specific mutation in the USH2A gene that leads to this vision loss. In this mutation, there is an inclusion of a pseudoexon in the mRNA disrupting the function of the protein. Our single stranded RNA oligonucleotide is designed to bind to the pre-mRNA and restore a wild-type sequence in the mRNA leading to wild-type mRNA and functional protein. The intended route of administration is by intravitreal injections.

FECD is a common inherited condition characterized by the dysfunction and degeneration of the corneal endothelium. The disease segregates into early-onset and age-related FECD that are caused by different mutations. Early signs of FECD are the presence of corneal guttae and a large proportion of patients over 40 years old have evident corneal guttae. A portion of these patients develop advanced disease with corneal edema and corneal clouding. These symptoms can worsen leading to complete vision loss and the requirement for surgical intervention and a corneal transplant. There are currently no other treatment options for any form of FECD patients with vision loss, apart from corneal transplantation. However, transplantation has several limitations, including the availability of donors, risk of rejection, the inherent risk of an invasive procedure and is only available to patients with advanced FECD. The majority of age-related FECD is caused by a repeat expansion mutation in the TCF4 gene. Such expansions result in toxic RNA species which aggregate as nuclear foci and sequester important splicing proteins rendering the cell devoid of the splicing proteins for other important genes. The impact of acquired splicing defects in these other genes are thought to result in corneal endothelial dysfunction and Fuchs. Our program, called QRX-504, aims to prevent the buildup of RNA-protein foci that cause the corneal dystrophy in patients with expansion repeat mutation in the TCF4 gene by using a single stranded RNA oligonucleotide.

Dermatology

Dystrophic Epidermolysis Bullosa (DEB) is a severe genetic orphan disease that affects the connective tissues including the skin and mucosal tissues.Children with DEB are often referred to as ‘Butterfly children’ due to their fragile skin; blistering and skin erosions occur upon the slightest touch or even spontaneously. DEB is caused by mutation(s) in the COL7A1 gene that codes for type VII collagen protein. Decreased levels of functional type VII collagen leads to lack or dysfunction of the anchoring fibrils that bind the different skin layers together. Symptoms include open wounds, skin infections, fusion of fingers and toes (pseudosyndactyly) and eventually patients develop lethal squamous cell carcinoma. There is no approved disease modifying treatment available. Mutations can occur in different parts of the COL7A1 gene. Our program, called QRX-313, targets all DEB caused by mutations in exon 73 and, by excluding this exon from the mRNA we hope to restore functionality of type VII collagen.

CNS

In our CNS group we are working on product candidates for several disease targets, including Alzheimer’s disease and Huntington’s disease. Alzheimer’s disease is a progressive neurodegenerative disease and the most common form of dementia leading to memory loss and cognitive dysfunction. Currently there is no disease modifying therapy available. The underlying pathology of Alzheimer’s disease is the aggregation and plaque formation of a toxic peptide called Amyloid beta. Our molecule, called QRX-203, aims to prevent the incorporation of the Amyloid beta peptide into the larger APP protein. This is designed to prevent or delay the Amyloid beta cascade and the subsequent aggregation and plaque formation that leads to disease progression.

Neuromuscular

Friedreich’s ataxia, or FA, is the most common inherited ataxia that causes progressive damage to the nervous system. The disease is caused by GAA repeat expansion mutations in the gene that codes for the Frataxin protein. The expanded repeat mutations cause silencing of the gene leading to decreased levels of the Frataxin protein. Symptoms range from muscle weakness and speech problems to heart disease. With only palliative treatments available, most patients are wheelchair bound within 10–15 years after diagnosis and do not live beyond early adulthood. Frataxin is an essential mitochondrial protein involved in the regulation of energy production in cells and enzymes that contain an iron-sulfur cluster. We have identified a potential treatment, called QRX-604, with the aim to increase Frataxin levels.

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

Patent Rights Relating to Our Cystic Fibrosis Program

With regard to our lead product candidate in the CF space, QR-010, we own a family of patent applications that we filed in the U.S., as well as in other countries and regions including Australia, Brazil, Canada, China, Europe, India, Israel, Mexico, New Zealand, Russia, and South Korea relating to certain aspects of our RNA repair technology platform, including method of use claims relating to the use of certain single stranded oligonucleotides, particularly modified RNA oligonucleotides, for making a change in the sequence of a target RNA molecule in a living cell, as well as composition of matter claims relating to our QR-010 product candidate. The term of any patents resulting from these applications, if issued, would be expected to extend to July 2033.

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

Pursuant to the terms of the license agreement, in lieu of an upfront license payment to MGH, we are obligated to reimburse MGH, on a pro rata basis based on the number of licensees under the licensed patent rights, the fees and costs incurred by MGH in preparing, filing, prosecuting and maintaining the licensed patent rights. Currently, we are the sole licensee of the MGH patent rights and have paid approximately $ 165,000 in patent fee reimbursements to MGH. We are also obligated to pay MGH up to $ 700,000 in milestone payments upon the achievement of certain development and regulatory milestones and, beginning after our first commercial sale of a product covered by the licensed patent rights, a $ 10,000 annual license fee which is creditable against royalties due to MGH in the same calendar year. In addition, we are obligated to pay MGH 2% of any net sales by us, our affiliates or sublicensees on licensed products made or sold in the United States, as well as a low double-digit percentage of any payments that we may receive from any sublicensee anywhere in the world.

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

Other License Agreements

On June 8, 2015, ProQR Therapeutics and Radboud University Medical Center have entered into a Patent License Agreement in the field of antisense oligonucleotide-based therapy for Usher Syndrome, under which the Company is granted a world-wide exclusive license and under which the Company may have certain royalty obligations in relation to products.

On January 18, 2016, The Company entered into an agreement with Leiden University Medical Center which gives the Company a world-wide, exclusive, royalty-bearing license in the field of amyloid-beta related diseases, notably Alzheimer’s disease and Katwijk’s disease, under certain patent rights of LUMC regarding antisense oligonucleotide based therapies. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to its CNS program.

Manufacturing and Supply

We do not currently own or operate manufacturing facilities for the production of preclinical or our planned clinical or commercial quantities of any of our product candidates. We currently contract with two drug product formulation manufacturers for the production of QR-010 solution for nebulization and QR-110 solution for intravitreal injection, and we expect to continue to do so to meet the preclinical and planned clinical requirements of our product candidates.

Currently, each of our active ingredients for our manufacturing activities are supplied by single source suppliers. We have agreements for the supply of such active ingredients with manufacturers or suppliers that we believe have sufficient capacity to meet our demands. In addition, we believe that adequate alternative sources for such supplies exist. We typically order supplies and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements.

We do have manufacturing processes developed at a back-up GMP manufacturer. Manufacturing is subject to extensive regulations that impose various procedural and documentation requirements, which govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others. The contract manufacturing organizations we currently use manufactures our product candidates under cGMP conditions. cGMP is a regulatory standard for the production of pharmaceuticals that will be used in humans.

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

A number of companies are seeking to identify and develop drug candidates for the treatment of CF, including Vertex, Novartis, Roche, Pfizer, Galapagos/AbbVie, Shire, Genzyme (a Sanofi Company), Bayer, Proteostasis, Corbus, Nivalis and various other private companies. Of these, Vertex’s Kalydeco and Orkambi are the only drugs approved to treat an underlying cause of CF, rather than the symptoms. Other drugs that have been approved for CF patients are palliative treatments that manage the symptoms of the disease, such as Novartis’ TOBI and Gilead’s Cayston, which are used to suppress chronic lung infections, and Roche’s Pulmozyme, which is an inhaled therapy used to thin mucus.

Our other competitors have research and development programs directed at identifying and developing CFTR potentiators, CFTR correctors and drug candidates with other mechanisms of action that seek to address the underlying cause of CF. Vertex’s success in developing and commercializing Kalydeco and Orkambi could increase the resources that our competitors allocate to the development of these potential treatments for CF.

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

U.S. Drug Development Process

The process of obtaining regulatory approvals and compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, voluntary product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of pre-clinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices, or GLP, regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to GCP to establish the safety and efficacy of the proposed drug for its intended use;

•	preparation and submission to the FDA of an NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP; and

•	satisfactory completion of an FDA audit of clinical trial sites to assess compliance with GCP.

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

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator’s brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product drug. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

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

U.S. Review and Approval Processes

The results of product development, pre-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA for a new drug, requesting approval to market the product. The submission of an NDA is subject to the payment of a substantial user fee; a waiver of such fee may be obtained under certain limited circumstances. For example, the agency will waive the application fee for the first human drug application that a small business or its affiliate submits for review. The sponsor of an approved NDA is also subject to annual product and establishment user fees.

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

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post-approval studies, including Phase 4 clinical trials, to further assess a drug’s safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may require a Risk Evaluation and Mitigation Strategy, or REMS, program as a condition of approval, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

Regulation of Combination Products in the United States

Certain products may be comprised of components that are regulated under separate authorities and by different centers at the FDA. These products are known as combination products. A combination product is comprised of a combination of a drug and a device; a biological product and a device; a drug and a biological product; or a drug, a device, and a biological product. Under regulations issued by the FDA, a combination product may be:

•	a product comprised of two or more regulated components that are physically, chemically, or otherwise combined or mixed and produced as a single entity;

•	two or more separate products packaged together in a single package or as a unit and comprised of drug and device products, device and biological products, or biological and drug products;

•	a drug, biological product or device packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, biological product or device where both are required to achieve the intended use, indication, or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or

•	any investigational drug, biological product or device packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, biological product or device where both are required to achieve the intended use, indication, or effect.

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

Priority Review

The FDA may grant an NDA a priority review designation, which sets the target date for FDA action on the application for a new molecular entity at six months after the FDA accepts the application for filing. Priority review is granted where there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. If criteria are not met for priority review, the application is subject to the standard FDA review period of ten months after FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

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

The FDA may withdraw a product approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, untitled or warning letters, holds on clinical trials, product seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions or civil or criminal penalties.

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

Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

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

Third-party payors are increasingly challenging the price and examining the medical need and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical need and cost-effectiveness of any products, in addition to the costs required to obtain regulatory approvals. Our product candidates may not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the Affordable Care Act, contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

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

Other Healthcare Laws and Compliance Requirements

If we obtain regulatory approval of our products, we will be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, or recommendation of, an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

•	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•	the federal transparency laws, including the provision of the Affordable Care Act referred to as the federal Physician Payment Sunshine Act, that requires applicable manufacturers of covered drugs to disclose payments and other transfers of value provided to physicians and teaching hospitals and physician ownership and investment interests;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The Affordable Care Act broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and the applicable criminal healthcare fraud statutes contained within 42 U.S.C. § 1320a-7b. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act or the civil monetary penalties statute. Many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

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

Patient Protection and Affordable Health Care Act

In March 2010, the Affordable Care Act was enacted, which includes measures that have or will significantly change the way health care is financed by both governmental and private insurers. Among the provisions of the Affordable Care Act of greatest importance to the pharmaceutical industry are the following:

•	The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Effective in 2010, the Affordable Care Act made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of average manufacturer price, or AMP, and adding a new rebate calculation for ‘‘line extensions’’ (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The Affordable Care Act also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization as of 2010 and by expanding the population potentially eligible for Medicaid drug benefits, to be phased-in by 2014. The Centers for Medicare & Medicaid Services, or CMS, have proposed to expand Medicaid rebate liability to the territories of the United States as well. In addition, the Affordable Care Act provides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program. The implementation of this requirement by the CMS may also provide for the public availability of pharmacy acquisition of cost data, which could negatively impact our sales.

•	In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. Effective in 2010, the Affordable Care Act expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

•	Effective in 2011, the Affordable Care Act imposed a requirement on manufacturers of branded drugs to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., the “donut hole”).

•	Effective in 2011, the Affordable Care Act imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

•	The Affordable Care Act required pharmaceutical manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any ‘‘transfer of value’’ made or distributed to such entities, as well as any investment interests held by physicians and their immediate family members. Manufacturers were required to begin tracking this information in 2013 and to report this information to CMS beginning in 2014. The reported information will be made publicly available in a searchable format on a CMS website beginning in September 2014.

•	As of 2010, a new Patient-Centered Outcomes Research Institute was established pursuant to the Affordable Care Act to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

•	The Affordable Care Act created the Independent Payment Advisory Board which, beginning in 2014, will have authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. Under certain circumstances, these recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings.

•	The Affordable Care Act established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

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

The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines, and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto- immune and other immune dysfunctions, viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or for products which are in the interest of public health in the European Union. The National MA is for products not falling within the mandatory scope of the Centralized Procedure. In general, there are three alternative routes to authorize medicinal products at a national level in the European Union:

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

The CHMP and other committees are also responsible for providing guidance and have published numerous guidelines that may apply to our product candidates. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of drug products and may include, among other things, the preclinical studies required in specific cases; and the manufacturing and control information that should be submitted in a MAA; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain approval for any of our product candidates.

The maximum timeframe for the evaluation of an MAA by the CHMP under the centralized procedure is 210 days after receipt of a valid application. This period will be suspended until such time as any supplementary information requested by the CHMP, has been provided by the applicant. Likewise, this time-limit will be suspended for the time allowed for the applicant to prepare oral or written explanations. When an application is submitted for a marketing authorization in respect of a drug which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure. If the CHMP accepts such request, the time-limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time-limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

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

C. Organizational structure

Legal demerger of our Company was effectuated as per June 30, 2015. At December 31, 2015, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

•	ProQR Therapeutics Holding B.V. (the Netherlands, 100%);

•	ProQR Therapeutics I B.V. (the Netherlands, 100%);

•	ProQR Therapeutics II B.V. (the Netherlands, 100%);

•	ProQR Therapeutics III B.V. (the Netherlands, 100%);

•	ProQR Therapeutics IV B.V. (the Netherlands, 100%);

•	ProQR Therapeutics I Inc. (United States, 100%).

D. Property, plants and equipment

We lease facilities of approximately 753 square meters in total, located at Darwinweg in Leiden, the Netherlands, which forms our headquarters. This location comprises two lease agreements. Both will terminate in July 2016. In addition to the already leased facility of approximately 632 square meters from TNO, located at Zernikedreef in Leiden, the Netherlands, which houses our laboratories, we lease an extra 2,584 square meters, which brings our total office and laboratory facility to 3,216 square meters. These facilities will be reconstructed to fulfill our needs before we reallocate our headquarters to this location in the second quarter of 2016. The lease for this facility terminates on December 31, 2020, and subject to the provisions of the lease, may be subsequently renewed for subsequent 5 year terms. On October 1, 2015, we entered into an agreement to lease additional space of approximately 780 square meters in the U.S., located at Bryant Street, Palo Alto, CA. This lease will expire on September 30, 2020. We believe that our existing facilities are adequate to meet current needs and that suitable alternative spaces will be available in the future on commercially reasonable terms

Item 4A: Unresolved staff comments

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

A. Operating results

Overview

We are an innovative biopharmaceutical company engaged in the discovery and development of RNA-based therapeutics for the treatment of severe genetic orphan disorders. Utilizing our unique proprietary RNA repair technologies we are building a pipeline of products that treat severe genetic disorders. We believe we can target rare genetic disorders in which a single protein is defective due to certain types of genetic mutations. We design our therapeutic candidates to specifically target and repair the defective messenger RNA, or mRNA, that is transcribed from a mutated gene in order to restore functional or normal (wild-type) protein and therefore has the potential to modify the disease. This unique approach offers several advantages compared with small molecule, gene therapy and other therapeutic approaches in the treatment of certain genetic diseases. Our current clinical stage molecule is QR-010, a single stranded RNA-based oligonucleotide that is designed to repair the genetic defect in the most prevalent mutation in cystic fibrosis, or CF. We are currently studying this program in two global clinical trials in 80 CF patients. Our second molecule is QR-110, a single stranded RNA-based oligonucleotide that targets the most prevalent mutation in the CEP290 gene for LCA patients and is currently in pre-clinical development. Beyond that, our in-house discovery engine that we call the innovation unit has been very active in building a pipeline beyond CF and LCA based upon our toolbox of RNA technologies that we have in-licensed or developed in-house. We have launched a number of discovery programs including programs in dystrophic epidermolysis bullosa, Usher syndrome, Fuchs endothelial corneal dystrophy (FECD), Huntington’s disease, Alzheimer’s disease and Friedreich’s ataxia.

To date, we have financed our operations primarily through our initial public offering, or IPO, and private placements of equity securities, and to a lesser extent from funding from governmental bodies and patient organizations, including Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation. From our inception on February 21, 2012 through December 31, 2015, we raised gross proceeds of approximately €45.6 million from private placements of equity securities, including €2,500,000 from the conversion of a convertible loan, €4,228,000 in loans from a governmental body and approximately €3,640,000 in grants from patient organizations and the European Commission. In September 2014, we raised gross proceeds of € 87,202,000 (net proceeds of €80,376,000) from our initial public offering of 8,625,000 ordinary shares. At December 31, 2015, we had cash and cash equivalents of €94,865,000. To date, we have not generated any revenues from royalties or product sales. Based on our current plans, we do not expect to generate royalty or product revenues for the foreseeable future.

We have generated losses since our inception in February 2012. For the years ended December 31, 2013, 2014 and 2015, we incurred net losses of approximately €3,253,000, €12,127,000 and €20,832,000, respectively. At December 31, 2015, we had an accumulated deficit of €36,630,000. We expect to continue incurring losses for the foreseeable future as we continue our pre-clinical studies of our product candidates, continue clinical development of our product candidate QR-010, advance QR-110 into clinical development, increase investments in our other research programs, apply for marketing approval of our product candidates and, if approved, build a sales and marketing infrastructure for the commercialization of our product candidates.

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

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2015 that had a material impact on our financial position.

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

Further, as a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the Securities and Exchange Commission, or SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, although we intend to report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. We may also present financial statements pursuant to IFRS instead of pursuant to U.S. GAAP. Furthermore, although the members of our management and supervisory boards will be required to notify the Dutch Authority for the Financial Markets of certain transactions they may undertake, including with respect to our ordinary shares, our officers, directors and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

Financial Operations Overview

Other Income

Other income is incidental by nature. In August 2014, we entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide us with up to $ 3 million to support the clinical development of QR-010.

In 2015, the European Commission (EC) through its Horizon 2020 program awarded us and our academic partners a grant of € 6 million to support the clinical development of QR-010 (ProQR: € 4.4 million). Horizon 2020 is one of the largest research and innovation programs in the European Union with nearly € 80 billion in available funding for qualified projects from 2014 to 2020.

Both grants are recognized in other income in the same period in which the related R&D costs are recognized. We expect to continue generating other income from CFFT and Horizon 2020 in 2016.

Research and Development Costs

Research and development expense consists principally of:

•	salaries for research and development staff and related expenses, including social security costs and share-based compensation expenses;

•	costs related to our pre-clinical and clinical activities and trials;

•	costs for production of clinical and pre-clinical compounds and drug substances by contract manufacturers, including supporting studies such as stability studies and other analysis of the compounds;

•	fees and other costs paid to contract research organizations, or CROs, in connection with additional pre-clinical testing;

•	costs of related facilities, materials and equipment;

•	costs associated with obtaining and maintaining patents and other intellectual property; and

•	depreciation of tangible fixed assets used to develop our product candidates.

Our research and development expenses primarily relate to the following key programs:

•	QR-010 for the treatment of CF

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

•	QR-110 for the treatment of LCA

The research and development costs relating to our product candidate, QR-110, primarily consist of salaries, costs for production of the compound for pre-clinical and toxicology studies and costs paid to CROs for our pre-clinical studies. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities.

•	Other development programs

Other research and development expenses mainly relate to our innovation unit, which is our internal discovery engine, which has been very active in building a pipeline beyond CF and LCA based upon our toolbox of RNA technologies that we have in-licensed or developed in-house. These expenses primarily consist of salaries, costs for production of the pre-clinical compounds and costs paid to CROs for our pre-clinical studies.

For the years ended December 31, 2013, 2014 and 2015, we spent € 2,569,000, € 10,267,000 and € 23,401,000, respectively, on research and development.

Our research and development expense may vary substantially from period to period based on the timing of our research and development activities. Research and development expense is expected to increase as we continue clinical trials for QR-010, initiate and continue clinical trials for QR-110 and advance any other product candidates in pre-clinical studies. The successful development of our product candidates is highly uncertain. At this time we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress and expense of our research and development activities;

•	clinical trials and early-stage results;

•	the terms and timing of regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to market, commercialize and achieve market acceptance for QR-010, QR-110 or any other product candidate that we may develop in the future.

Any of these variables with respect to the development of QR-010, QR-110 or any other product candidate that we may develop could result in a significant change in the costs and timing associated with the development of such product candidate. For example, if the FDA, EMA or other regulatory authority were to require us to conduct pre-clinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs.

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

Since our IPO in September 2014 we have incurred additional costs associated with operating as a public company. These public company-related expenses include costs of additional personnel, additional legal fees, accounting and audit fees, managing directors’ and supervisory directors’ liability insurance premiums and costs related to investor relations. We expect that our general and administrative expense will increase further as our business expands.

Share-Based Compensation

Share-based compensation reflects the costs of our equity-settled, share option plan, which are measured at the fair value of the options at the grant date, and which are spread in line with each of the separate vesting tranches of the applicable vesting period of the options involved. The share-based compensation is recognized in the income statement, with a corresponding entry to the equity-settled employee benefits reserve, which is part of equity. We expect that our share-based compensation costs will increase in the future as the number of outstanding options increases. See notes 2(e) and 12(e) to the financial statements included elsewhere in this annual report for additional information on share-based compensation.

Finance Income

To date, our cash and cash equivalents have been deposited primarily in savings and short-term deposit accounts. Savings and deposit accounts generate a small amount of interest income. In 2015, as we held deposits in Euro and US dollars, the strong appreciation of the U.S. dollar against our functional currency (Euro) had a positive impact on our result.

Income tax

Due to the operating losses incurred since inception the Company has no tax provisions as of December 31, 2015. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have not yet recognized any deferred tax asset related to operating losses.

Results of Operations

Comparison of the periods ended December 31, 2015, 2014 and 2013

The following table sets forth our results of operations for the periods indicated.

	Year ended December 31,
	2015	2014	2013
	(€ in thousands)
Other income	3,235	313	116
Research and development costs	(23,401)	(10,267)	(2,569)
General and administrative costs	(6,837)	(6,507)	(786)

Operating result	(27,003)	(16,461)	(3,239)
Finance income and expense	6,171	4,334	(14)

Net loss (attributable to equity holders of the Company)	(20,832)	(12,127)	(3,253)

Other comprehensive income	1	—	—

Total comprehensive loss (attributable to equity holders of the Company)	(20,831)	(12,127)	(3,253)

Other income

For the periods ended December 31, 2015, 2014 and 2013, we had other income of € 3,235,000, € 313,000 and € 116,000, respectively. These amounts reflect the 2012 grant we received from the Cystic Fibrosis Foundation, for which we received the last payment during the first half of 2014, the grant received in August 2014 from CFFT and the Horizon 2020 grant received from the European Commission in May 2015.

Research and development costs

Research and development costs increased to € 23,401,000 for the year ended December 31, 2015 from € 10,267,000 for the year ended December 31, 2014 and € 2,569,000 for the year ended December 31, 2013. These costs were primarily related to our product candidates, QR-010 and QR-110, and our innovation unit. Our research and development expense is highly dependent on the development phases of our product candidates and is expected to continue to increase, although it fluctuates significantly from period to period.

The variances in research and development costs between the years ended December 31, 2015, 2014 and 2013 are mainly due to:

•	costs we incurred on clinical trials for QR-010, particularly in 2015;

•	increased staff costs as a result of increased staff working on (pre-)clinical development of our product candidates and the growth of our innovation unit. The number of full-time equivalent employees working on research and development increased from 12 at December 31, 2013 to 40 at December 31, 2014 and 72 at December 31, 2015;

•	increased costs for externally conducted studies, including various in vivo studies, proof of concept studies and dose ranging and toxicity studies conducted in connection with the development of our product candidates;

•	costs for the production of QR-010 and QR-110 compounds, including the costs of a GMP batch of QR-010 in preparation of our Phase 1b clinical study;

•	increased laboratory costs including purchases of compounds and laboratory materials used by the research and development staff in proportion to the increase in the number of employees, and increased costs for the use of laboratories;

•	increased project-related consultancy costs, including regulatory and intellectual property support; and

•	increased share-based compensation, reflecting grants of share options to research and development staff made after we adopted our Option Plan in September 2013.

General and administrative costs

General and administrative costs increased to € 6,837,000 for the year ended December 31, 2015 from € 6,507,000 for the year ended December 31, 2014 and € 786,000 for the year ended December 31, 2013. The increase was primarily related to:

•	increased staff costs associated with the increase of our general and administrative staff from 5 full-time equivalent employees at December 31, 2013 to 19 full-time equivalent employees at December 31, 2014 and 27 full-time equivalent employees at December 31, 2015;

•	increased office and general costs, including office rent, information technology and communication costs, travel costs and office consumables, as well as costs to improve our internal control environment in 2015;

•	increased costs for legal support, accounting and other consultancy costs, including costs incurred in preparation of our IPO amounting to € 1,763,000 in 2014, resulting in a modest increase of total G&A costs in 2015; and

•	increased share-based compensation, reflecting grants of share options to non-research and development staff made after we adopted our Option Plan in September 2013.

We expect that general and administrative costs will increase in the future as our business expands.

Finance income and expense

We had net finance income of € 6,171,000 for the year ended December 31, 2015, as compared to a net income of € 4,334,000 for the year ended December 31, 2014 and a net expense of € 14,000 for the year ended December 31, 2013. The financial income in 2014 and 2015 mainly reflects foreign exchange benefits on cash and cash equivalents denominated in U.S. dollars.

B. Liquidity and capital resources

To date, we have financed our operations through our IPO, private placements of equity securities, a convertible loan and funding from governmental bodies and patient organizations.

Cash Flows

The table below summarizes our statement of cash flows for the years ended December 31, 2013, 2014 and 2015.

	Year ended December 31,
	2015	2014	2013
	(€ in thousands)
Net cash used in operating activities	(24,232)	(14,457)	(2,332)
Net cash used in investing activities	(1,324)	(1,233)	(137)
Net cash generated by financing activities	1,620	119,883	6,349

Net increase/(decrease) in cash and cash equivalents	(23,936)	104,191	3,880
Currency effect cash and cash equivalents	6,065	4,414	—
Cash and cash equivalents at the beginning of the period	112,736	4,129	249

Cash and cash equivalents at the end of the period	94,865	112,736	4,129

Net cash used in operating activities increased from € 2,332,000 in the year ended December 31, 2013 to € 14,457,000 in the year ended December 31, 2014 and € 24,232,000 in the year ended December 31, 2015. These increases were primarily due to the increased net loss from operating activities, adjusted for (non-cash) finance income and share-based payment expenses, partially offset by changes in working capital.

Net cash used in investing activities increased from € 137,000 in the year ended December 31, 2013 to € 1,233,000 in the year ended December 31, 2014 and € 1,324,000 in the year ended December 31, 2015. This increase was primarily due to our investments in laboratory equipment, office equipment and leasehold improvements in support of our growing operations.

Net cash generated by financing activities increased from € 6,349,000 in year ended December 31, 2013 to € 119,883,000 in the year ended December 31, 2014, and decreased to € 1,620,000 in the year ended December 31, 2015. In 2014, we completed a private placement of preferred shares to investors for total net proceeds of approximately € 40,366,000, after deducting expenses incurred in connection with the private placement, which includes the conversion of a convertible loan amounting to € 2,560,000 (non-cash item), as well as loans totaling € 1,667,000 from a governmental body. In September 2014, we raised gross proceeds of € 87,202,000 (net proceeds of € 80,376,000) from our initial public offering of 8,625,000 ordinary shares. In 2015, cash generated by financing activities primarily included loans totaling € 1,640,000 from a governmental body.

Cash and Funding Sources

The table below summarizes our main sources of financing for the years ended December 31, 2013, 2014 and 2015.

	Equity Capital	Convertible Loan	Government Borrowing	Total
	(€ in thousands)
Year ended December 31, 2013	3,023	2,500	826	6,349
Year ended December 31, 2014	120,810	(2,500)	1,667	119,977
Year ended December 31, 2015	—	—	1,640	1,640

Total	123,833	—	4,133	127,966

Our source of financing in 2015 was funding from a governmental body amounting to € 1,640,000. We also established an ATM facility that may serve as a source of funding in upcoming years. Our sources of financing in 2014 were our IPO providing net proceeds of € 80,376,000, a private placement of equity securities and exercises of options providing total net proceeds of € 40,434,000, including conversion of a convertible loan of € 2,560,000, including interest, provided in 2013 by existing shareholders, and funding from a governmental body amounting to € 1,667,000. Our sources of financing in 2013 were private placements of equity securities providing total net proceeds of € 3,023,000, a convertible loan from existing shareholders of € 2,500,000 and funding from a governmental body amounting to € 826,000.

At December 31, 2015, we had non-current liabilities of € 4,824,000, which fully consisted of borrowings from a government body. Cash is denominated in both U.S. dollars and euros.

For a description of our financial commitments, see below.

Funding Requirements

We expect that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least through mid-2017. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our present and future funding requirements will depend on many factors, including, among other things:

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

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2015	2014	2013
	(€ in thousands)
Investments in tangible fixed assets	1,441	1,109	137
Investments in intangible assets	28	124	—

Total	1,469	1,233	137

During 2014, we moved our laboratory facilities to increase and enhance our research and development capacity, which resulted in additional investments in laboratory and office equipment. To facilitate the growing needs of our company and accommodate the increased staff levels, we also moved our offices in March 2015. In addition, we opened our U.S. office in Palo Alto (CA) and invested in our IT infrastructure. These changes led to increasing investments in tangible fixed assets in 2015, funded from existing cash balances.

Contractual Obligations and Commitments

The table below analyzes ProQR’s undiscounted liabilities into relevant maturity groupings based on the remaining period at December 31, 2015 until the contractual maturity date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	(€ in thousands)
At December 31, 2015
Borrowings	—	1,691	3,133	—
Finance lease liabilities	15	—	—	—
Trade payables and other payables	5,471	—	—	—

Total	5,486	1,691	3,133	—

Commitments

Rent

Since 2012, the Company is domiciled in Leiden. We are currently a party to lease agreements for laboratory space and offices at two locations in the Netherlands and one office in the U.S.

The lease expenditure charged to the income statement for operating leases in 2015 amounts to € 703,000 (2014: € 258,000, 2013: € 113,000). The total commitment as at December 31, 2015 amount to € 9,049,000 (2014: € 786,000, 2013: € 194,000).

Patent license agreement

The Company and the General Hospital Corporation (MGH) have entered into a Patent License Agreement pursuant to which we may have certain royalty obligations based on the development or commercialization of QR-010, as well as the obligation to pay MGH up to $ 700,000 in milestone payments upon the achievement of certain development and regulatory milestones.

The Company and the Radboud University Medical Center have entered into a Patent License Agreement under which we were granted a world-wide exclusive license pursuant to which we may have certain royalty obligations in relation to our product candidate QR-110 for Leber’s congenital amaurosis.

The Company and the Radboud University Medical Center have entered into a Patent License Agreement under which we were granted a world-wide exclusive license pursuant to which we may have certain royalty obligations in relation to Type II Usher Syndrome.

The Company and the Leiden University Medical Centre have entered into a Patent License Agreement under we were granted a world-wide exclusive license pursuant to which we may have certain royalty obligations in relation to several CNS diseases.

The Company and PARI Pharma GmbH entered into an agreement, pursuant to which the Company is granted an exclusive license to the use of PARI’s eflow technology for the administration of oligonucleotide-based drugs in the ΔF508 mutation in cystic fibrosis, with the option to expand this exclusivity to the use in other CF mutations. Pursuant to the terms of the agreement, we have made an upfront payment, fees for development work and are obligated to make sales-based royalty payments after-market authorization.

Clinical support agreement

In August 2014, we entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide the Company with up to $ 3 million to support the clinical development of QR-010.

Pursuant to the terms of the agreement, we are obligated to make a one-time milestone payment to CFFT of up to approximately $ 80 million, payable in three equal annual installments following the first commercial sale of QR-010, the first of which is due within 90 days following the first commercial sale. We are also obligated to make a one-time milestone payment to CFFT of up to $ 3 million if net sales of QR-010 exceed $ 500 million in a calendar year. Lastly, we are obligated to make a payment to CFFT of up to approximately $ 6 million if it transfers, sells or licenses QR-010 other than for certain clinical or development purposes, or if we enter into a change of control transaction. Either CFFT or us may terminate the agreement for cause, which includes our material failure to achieve certain commercialization and development milestones. Our payment obligations survive the termination of the agreement.

Research and development commitments

The Company has committed itself to a number of obligations amounting to € 9,449,000 at December 31, 2015 (2014: € 1,758,000). Of these obligations an amount of € 9,053,000 is due in 2016, the remainder is due in 1 to 5 years.

Our commitments are set out in more detail in note 21 and 22 to the financial statements as included elsewhere in this annual report.

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

Our supervisory board is currently composed of the following members, all of whom are independent under applicable NASDAQ standards and the DCGC:

Name	Date of Birth	Position	Member Since	Term expires
Dinko Valerio	August 3, 1956	Member of the Supervisory Board (Chairman)	January 1, 2014	2016
Alison Lawton	September 26, 1961	Member of the Supervisory Board	September 17, 2014	2018
Antoine Papiernik	July 21, 1966	Member of the Supervisory Board	January 1, 2014	2018
Henri Termeer	February 28, 1946	Member of the Supervisory Board	January 1, 2014	2016
Paul Baart	November 9, 1950	Member of the Supervisory Board	June 10, 2015	2019

The following sets forth biographical information regarding our Supervisory Board members. There are no family relationships among the members of our Supervisory Board, Management Board or Executive Officers.

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

Alison Lawton has served on our supervisory board since September 2014. Ms Lawton is currently the Chief Operating Officer of Aura Biosciences Inc. From January 2013 to January 2014, Ms. Lawton served as Chief Operating Officer of OvaScience, Inc., a public life sciences company. From 1991 to 2013, Ms. Lawton worked at various positions of increasing responsibility at Genzyme Corporation, or Genzyme, and subsequently at Sanofi-Aventis, following its 2011 acquisition of Genzyme, each a global biopharmaceutical company. Ms. Lawton served as head of Genzyme Biosurgery, where she was responsible for Genzyme’s global orthopedics, surgical and cell therapy and regenerative medicine businesses. Prior to that, Ms. Lawton oversaw Global Market Access at Genzyme, which included Regulatory Affairs, Global Health Outcomes and Strategic Pricing, Global Public Policy, and Global Product Safety & Risk Management. Before joining Genzyme, Ms. Lawton worked for seven years in the United Kingdom at Parke-Davis, a pharmaceutical company. Ms. Lawton serves on the board of directors of Verastem, Inc., a public biopharmaceutical company. She also served on the board of directors of Cubist Pharmaceuticals for three years until its acquisition by Merck & Co., Inc. in 2015. She currently consults for X4 Pharmaceuticals. She is past President and Chair of the Board of Regulatory Affairs Professional Society and past FDA Advisory Committee member for Cell and Gene Therapy Committee. In 2016 she is joining the board of directors of CoLucid Pharmaceuticals. She earned her BSc in Pharmacology, with honors, from King’s College London. We believe that Ms. Lawton’s significant operational, international, regulatory and senior management experience within the pharmaceutical and biotechnology industries, as well as experience serving on a board of directors within the industry, provide her with the qualifications and skills to serve as a member of our supervisory board.

Antoine Papiernik has served on our supervisory board since January 2014. Mr. Papiernik is managing partner at Sofinnova Partners, which he joined in 1997. Mr. Papiernik has been an initial investor and active board member in public companies like Actelion, Addex, Auris Medical, Orexo, NovusPharma (then sold to CTI), Movetis (then sold to Shire), Mainstay, Pixium and Stentys, which went public respectively on the Zurich Stock Exchange, the NASDAQ Global Market, the Stockholm Stock Exchange, the Milan Nuovo Mercato, the Belgium Stock Exchange, the Dublin Stock Exchange and EuroNext Paris, in Cotherix (initially NASDAQ listed, then sold to Actelion), Core Valve (sold to Medtronic), Fovea (sold to Sanofi Aventis) and Ethical Oncology Science (EOS, sold to ClovisOncology). Mr. Papiernik has also invested in and is a board member of private companies MD Start, ReCor, Shockwave Medical and Reflexion Medical. Mr. Papiernik has an MBA degree from the Wharton School of Business, University of Pennsylvania. We believe that Mr. Papiernik’s experience in the venture capital industry, particularly with biopharmaceutical companies, and his experience serving on the boards of directors of a number of biopharmaceutical companies provide him with the qualifications and skills to serve as member of our supervisory board.

Henri Termeer is vice chairman and has served on our supervisory board since January 2014. From October 1983 to June 2011, Mr. Termeer served as chairman, president and chief executive officer of Genzyme Corporation. For ten years prior to joining Genzyme, Mr. Termeer worked for Baxter International Laboratories, Inc., a manufacturer of human health care products. Mr. Termeer resigned from Genzyme in June 2011 following the acquisition of Genzyme by Sanofi. Widely acknowledged for his contributions to the biotechnology industry and health care field, Mr. Termeer is active in the areas of humanitarian assistance, policy issues, and innovation in providing access to health care. He is a member of the board of each of Massachusetts General Hospital and Partners HealthCare and a member of the board of fellows of Harvard Medical School. Mr. Termeer is also a member of the board of the Massachusetts Institute of Technology and serves on its Executive Committee and a board member of the Biotechnology Industry Organization (BIO). He is a board member of the New England Healthcare Institute, a nonprofit, applied research health policy organization he was instrumental in founding and on the boards of Life Sciences Foundation, Boston Ballet, Museum of Science, WGBH and Project Hope. Mr. Termeer is also currently a board member of Abiomed Inc., Aveo Pharmaceuticals, Verastem, Inc., Moderna Therapeutics and was a board member of Allergan, Inc. from 2014 through its acquisition by Actavis in March 2015. Mr. Termeer was chairman of the Federal Reserve Bank of Boston’s board of directors from 2010-2011. Mr. Termeer studied economics at the Economische Hogeschool (Erasmus University, the Netherlands) and earned an MBA from the Darden School at the University of Virginia. We believe that Mr. Termeer’s experience in the pharmaceutical and biotechnology industries and his experience serving on the boards of directors of a number of biopharmaceutical companies provide him with the qualifications and skills to serve as member of our supervisory board.

Paul Baart has served on our supervisory board since June 2015. Mr Baart made his career in public accounting in both the Netherlands and the USA. At PwC the Netherlands he served on the management board and the supervisory board. He was also a member of the global board of PwC International. He has served many large (listed) and international clients in various industries. He held professional qualifications both in the Netherlands and in the USA. He was chairman of Royal NIVRA, the Dutch Institute of Registered Accountants (now NBA), member of the Dutch Council on Annual Reporting (RJ) and supervisory board member of Nyenrode Business University. Present roles include outside member Enterprise Chamber Amsterdam Court of Appeal (Ondernemingskamer) and chairman Supervisory Board Grant Thornton the Netherlands. He studied business economics at the Vrije

Universiteit in Amsterdam, where he also passed the Registeraccountantsexam. We believe that Mr. Baart’s significant international experience in public accounting, as well as his broad experience in management, oversight and boardroom consulting provide him with the qualifications and skills to serve as member of our supervisory board and chairman of our audit committee.

Management Board

The following table sets out information with respect to each of our management board members, their respective ages and their positions at the company as of the date of this annual report. The business address of our management board members is our registered office address at Darwinweg 24, 2333 CR Leiden, the Netherlands.

Name	Date of Birth	Position	Date of Appointment	Term Expires
Daniel de Boer	April 12, 1983	Chief Executive Officer	February 21, 2012	2018
René Beukema	March 26, 1964	Chief Corporate Development Officer and General Counsel	April 17, 2014	2017

The following sets forth biographical information regarding our management board members.

Daniel de Boer is our founding Chief Executive Officer and has served as such since our incorporation in February 2012. Mr. de Boer is a passionate and driven entrepreneur and advocate for CF patients, and has assembled an experienced team of successful biotech executives as co-founders and early investors. As a serial entrepreneur in IT, he founded and led a number of tech companies through phases of growth, initiating development and launch of several IT related products in several European countries. Prior to founding ProQR, Mr. de Boer served as a founder and Chief Executive Officer of RNA Systems, founder and Chief Executive Officer of PC Basic, and founder and Chief Executive Officer of Running IT. Mr. de Boer is responsible for the overall strategy and general business in the company.

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

Name	Date of Birth	Position
Noreen Henig	April 13, 1965	Chief Development Officer
Gerard Platenburg	February 24, 1964	Chief Innovation Officer
Smital Shah	April 25, 1976	Chief Financial Officer

Noreen Henig, M.D. has served as our Chief Development Officer since March 2014. Prior to joining us, Dr. Henig was Senior Director, Global Respiratory, from 2011 to 2014 and Director, Respiratory Therapeutics, from 2008 to 2011, at Gilead Sciences, Inc. Dr. Henig is a board certified physician in Pulmonary, Critical Care and board eligible in Allergy and Immunology and has over 15 years of experience in the cystic fibrosis field and as a director of Adult Cystic Fibrosis Care Centers from 1999 to 2008. Dr. Henig has basic, translational and clinical trial expertise and clinical experience in advanced lung disease including cystic fibrosis, pulmonary arterial hypertension, idiopathic pulmonary fibrosis and lung transplantation. Dr. Henig’s experience at Gilead Sciences, Inc. in drug development includes building and leading a global medical affairs organization, strategic development of clinical trials Phase II-IV, regulatory strategy, corporate development, leadership of key alliances and commercial strategy. Dr. Henig received her medical degree from Albert Einstein College of Medicine of Yeshiva University in 1991 with a distinction in immunology. She also has a bachelor’s degree from Yale University.

Gerard Platenburg has served as our Chief Innovation Officer since February 2014. Mr. Platenburg is a co-founder of our company and also served as the sole member of our supervisory board between August 2012 and December 2013. Mr. Platenburg has an extensive background in RNA modulation and orphan drug discovery and development and is in charge of our innovation unit. Mr. Platenburg has more than twenty years of senior managerial experience, which he gained during his different operational and leadership roles in growing biotech companies. Prior to joining our company, Mr. Platenburg worked at Isa Pharmaceuticals B.V. from June 2009 to January 2014. Mr. Platenburg co-founded Prosensa Holding N.V., growing it to become a well-known RNA modulation clinical stage company, and held various positions between April 2002 and May 2009, including Chief Executive Officer and Chief Development Officer. Mr. Platenburg also worked at Pharming B.V. from April 1990 to March 2002. He is a passionate and driven pioneer of early stage technologies. Mr. Platenburg has a master’s degree in chemistry and molecular biology from Leiden University in 1987 and pursued PhD work at Leiden University.

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

Compensation of the Supervisory Board

The remuneration of the supervisory board members in 2015 is set out in the table below:

	2015
	Short term employee benefits	Post-employment benefits	Share-based payment[1]	Total
Mr. Dinko Valerio	36	—	12	48
Mr. Henri Termeer	34	—	11	45
Mr. Antoine Papiernik	73	—	—	73
Ms. Alison Lawton	31	—	48	79
Mr. Paul Baart[2]	73	—	—	73

	247	—	71	318

[1]	Share-based payment reflects the fair value of share options granted under our Option Plan during the year, as required by and determined in accordance with IFRS 2 - Share based payment (refer to Note 12(e) to the financial statements included elsewhere in this annual report).
[2]	Mr. Baart was appointed on June 10, 2015.

Members of our supervisory board receive a board fee of € 25,000 per year and the chairperson receives a board fee of € 30,000 per year. In addition, each board committee chairperson will receive € 5,000 per year for service on such committee, and each other member of a board committee will receive € 3,000 per year for service on such committee. The chairperson of the nominating and corporate governance committee will receive € 3,000 per year for service on that committee. On June 10, 2015, our shareholders approved an amendment of the compensation policy whereby members of the supervisory board may be granted an additional compensation in cash of € 40,000 per year or a grant of options with an underlying value of € 80,000 per year.

Compensation of the Management Board

The table below sets out a breakdown of the compensation in 2015 of each current member of the management board:

	2015
	Short term employee benefits	Post- employment benefits	Share-based payment[1]	Total
	(€ in thousands)
Mr. D.A. de Boer	397	7	164	568
Mr. R.K. Beukema	313	13	88	414

	710	20	252	982

[1]	Share-based payment reflects the fair value of share options granted under our Option Plan during the year, as required by and determined in accordance with IFRS 2 - Share based payment (refer to Note 12(e) to the financial statements included elsewhere in this annual report).

For further detail on compensation of members of our supervision board, management board and senior management, see Note 23 to the financial statements included elsewhere in this annual report.

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

Audit Committee

Our audit committee consists of Paul Baart (chairman), Antoine Papiernik and Alison Lawton. Each member satisfies the independence requirements of the NASDAQ listing standards and Rule 10A-3(b)(1) under the Exchange Act. Both Paul Baart and Alison Lawton satisfy the criteria for independence set forth in best practice III.2.2 of the DCGC, and Paul Baart and Antoine Papiernik each qualifies as an “audit committee financial expert,” as defined by the SEC in Item 16A: “Audit Committee Financial Expert” and as determined by our supervisory board. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Antoine Papiernik (chairman), Dinko Valerio, Henri Termeer and Alison Lawton. Each member satisfies the independence requirements of the NASDAQ listing standards as well as the criteria for independence set forth in best practice III.2.2 of the DCGC. The compensation committee assists our supervisory board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our supervisory board members, our management board members and our officers. Members of our management board may not be present at any compensation committee meeting while their compensation is deliberated. Subject to and in accordance with the terms of the compensation policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dinko Valerio (chairman), Paul Baart and Henri Termeer. Each member satisfies the independence requirements of the NASDAQ listing standards as well as the criteria for independence set forth in best practice III.2.2 of the DCGC. The nominating and corporate governance committee assists our supervisory board in selecting individuals qualified to become our supervisory board members and management board members and in determining the composition of the management board, supervisory board and its committees and our officers. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As at December 31, 2015, we had a total of 99.5 employees (converted to FTE). Of these employees, 72.4 were engaged in research and development and 27.1 in general and administrative. For additional details we refer to note 17 to the financial statements. We do not currently have in place a works council as we consider our relations with employees to be good.

E. Share ownership

Refer to Item 7.A: “Major shareholders” in this annual report.

Item 7: Major Shareholders and Related Party Transactions

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at December 31, 2015 by:

•	each of the members of our supervisory board and management board; and

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned is based on a total of 23,345,965 ordinary shares outstanding as at December 31, 2015. The numbers and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the applicable SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security, or to receive the economic benefit of ownership of the securities. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of December 31, 2015, and such securities are considered outstanding for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o ProQR Therapeutics N.V., Darwinweg 24, 2333 CR, Leiden, the Netherlands.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	Percentage
5% or Greater Shareholders:
Sofinnova Capital VII FCPR[1]	2,769,125	11.9%
Entities affiliated with Orbimed Advisors, LLC. [2]	2,271,500	9.7%
FMR LLC.[3]	2,259,801	9.7%
Henri Termeer[4]	1,745,069	7.5%
Appel B.V. [5]	1,213,201	5.2%
Supervisory Board Members and Management Board Members
Henri Termeer[4]	1,745,069	7.5%
Dinko Valerio[6]	959,556	4.1%
Antoine Papiernik[7]	2,769,125	11.9%
Alison Lawton[8]	3,205	0.0%
Daniel de Boer[9]	1,233,175	5.3%
René Beukema[10]	348,439	1.5%
Paul Baart	0	0.0%
All supervisory board members and management board members as a group (7 persons) [11]	7,058,569	30.3%

[1]	Sofinnova Partners SAS, a French corporation and the management company of Sofinnova Capital VII FCPR, may be deemed to have sole voting and investment power, and the managing partners of Sofinnova Partners SAS, Dennis Lucquin, Antoine Papiernik, Dr. Tordjman and Monique Saulnier, may be deemed to have shared voting and investment power with respect to such shares. The address of Sofinnova Capital VII FCPR is 16-18 rue du Quatre-Septembre, Paris 75002, France.
[2]	Consists of 833,600 ordinary shares held by OrbiMed Advisors, LLC and 995,800 ordinary shares held by OrbiMed Capital LLC. OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Samuel D. Isaly is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G). The address of OrbiMed Advisors, LLC and OrbiMed Capital LLC is 601 Lexington Avenue, 54th Floor, New York, NY 10022.
[3]	Fidelity Management & Research Company, or Fidelity, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of ordinary shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds, or Funds, each has sole power to dispose of the shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees. The address of Fidelity is 245 Summer Street, Boston, Massachusetts 02210.

[4]	Consists of 1,730,714 ordinary shares and options to acquire 14,355 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2015.
[5]	Appel B.V. is owned and controlled by Daniel de Boer, our chief executive officer, and Mr. de Boer exercises sole voting and dispositive power over the shares owned by Appel B.V. The address for Appel B.V. is Postbus 11059, 2301 EB, Leiden, the Netherlands.
[6]	Consists of 488,457 ordinary shares and options to acquire 16,136 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2015. Also includes 454,963 shares held by the Valerio family foundation, Stichting Administratiekantoor Endavit, for which Mr. Valerio is the managing director. The address of Stichting Administratiekantoor Endavit is Vlielandstraat 5, 1181 HZ, Amstelveen, the Netherlands.
[7]	Consists of 2,769,125 ordinary shares held by Sofinnova Capital VII FCPR. Antoine Papiernik may be deemed to have shared voting and investment power with respect to such shares as a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR.
[8]	Consists of options to acquire 3,205 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2015.
[9]	Consists of options to acquire 19,974 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2015, and 1,213,201 ordinary shares held by Appel, B.V., which is owned and controlled by Daniel de Boer, our chief executive officer, as sole director.
[10]	Consists of 284,720 ordinary shares and options to acquire 63,719 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2015.
[11]	Consists of 6,941,180 ordinary shares and options to acquire 117,389 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2015.

Holdings by U.S. Shareholders

As at December 31, 2015, approximately 47.3% of our outstanding shares were held by 33 record holders in the United States.

B. Related party transactions

Since January 1, 2015, there have been no material transactions that are unusual in their nature or conditions with any of our related parties, except for remuneration as set out in note 23 to the financial statements as included elsewhere in this report.

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

Item 8: Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated financial statements

Consolidated financial statements are filed as part of this annual report, starting page F-1.

Legal proceedings

From time to time we could be involved in legal proceedings that arise in the ordinary course of business. As at December 31, 2015, we believe no proceedings exists of which the outcome, if determined adversely, will have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and employees. No assurance can be given that future litigation will not have a material adverse effect on our financial position. Refer to Item 3.D: “Risk factors.”

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

Distributions shall be payable in such currency as determined by our management board. We intend that distributions, if any, shall be payable on such date as determined by our management board. Our management board will set the date that will be applied in order to establish which shareholders (or usufructuaries or pledgees, as the case may be) are entitled to the distribution, such date not being earlier than the date on which the distribution was announced. Claims for payment of dividends and other distributions not made within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (“verjaring”).

We have never declared or paid any dividends on our ordinary shares, and we currently do not plan to declare dividends on our ordinary shares in the foreseeable future.

B. Significant Changes

There have been no significant changes since the date of the annual financial statements.

Item 9: The Offer and Listing

A. Offering and listing details

See “Item 9.C The Offer and Listing—Markets.”

B. Plan of distribution

Not applicable.

C. Markets

The following table sets forth the high and low sales prices as reported by NASDAQ for each quarter, the most recent six months and the first trading day:

	High	Low
	(in $)
Annual highs and lows
Year ended December 31, 2014 (from September 18, 2014)	23.02	11.00
Year ended December 31, 2015	27.60	6.95
Quarterly highs and lows
Third quarter 2014 (from September 18, 2014)	21.87	14.12
Fourth quarter 2014	23.02	11.00
First quarter 2015	27.60	15.80
Second quarter 2015	22.97	15.74
Third quarter 2015	20.05	12.99
Fourth quarter 2015	16.23	6.95
Monthly highs and lows
September 2015	20.05	13.54
October 2015	16.23	11.78
November 2015	15.51	8.47
December 2015	10.54	6.95
January 2016	8.96	4.94
February 2016	5.61	3.48

Since September 18, 2014, our ordinary shares have been listed on the NASDAQ Global Market under ticker symbol PRQR. On March 30, 2016, the closing price per share reported on the NASDAQ Global Market was $3.64.

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

We incorporate by reference into this Annual Report the description of our amended articles of association contained in our F-1 registration statement (File No. 333-198151) originally filed with the SEC on August 14, 2014, as amended. Our articles of association were amended and we converted our company into a public company with limited liability (naamloze venootschap) effective September 23, 2014.

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

Although the matter is not free from doubt, we believe that we were not a PFIC during our 2015 taxable year. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate.

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

THE DISCUSSION SET OUT ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A HOLDER. EACH HOLDER IS URGED TO CONSULT THEIR TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE SHARES INCLUDING TAX CONSEQUENCES UNDER STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE TAX EFFECTS OF CHANGES IN THE UNITED STATES FEDERAL AND OTHER TAX LAWS.

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

It is possible to read and copy documents referred to in the 2015 Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. ProQR SEC filings are also publicly available through the SEC’s website at www.sec.gov.

I. Subsidiary information

Not applicable.

Item 11: Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets.

Our cash management policy is focused on optimizing the net interest result of funds invested in deposits while accepting limited risk (minimum ratings of P2 or A3 for short-term and long-term, respectively by Moody’s and A2 or A- for short-term and long-term, respectively, by Standard and Poor’s). Individual commitments exceeding a defined threshold in foreign currencies may be hedged against our functional currency, the euro, to avoid foreign currency exposure affecting the income statement in comparison to budget.

Market Risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities in foreign currencies, primarily with respect to the U.S. Dollar. We have exposure associated with the time delay between entering into a contract, budget or forecast and the realization thereof. To minimize economic exposure related to currency fluctuations, currencies on the balance sheet will be matched to the cash flows on an annual basis to ensure the availability of at least 12 months of liquidity per currency per the approved budget. The impact of fair value measurements on the financial statements is limited.

At December 31, 2015 there was a net liability in U.S. Dollars of € 1.1 million (2014: € 0.7 million). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on receivables and trade payables, during the years presented had an immaterial effect on the financial statements.

Our interest rate risk exposure is limited due to the use of loans with fixed rates. At December 31, 2015, we had one loan and a financial lease with fixed interest, totaling € 4,839,000 (2014: € 2,863,000).

Credit Risk

Credit risk represents the risk of financial loss caused by default of the counterparty. We have no large receivables balances with external parties. Our principal financial assets are cash and cash equivalents which are, in line with our cash policy, placed at ABN Amro and Rabobank which meet our defined minimum credit ratings.

Liquidity Risk

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least through mid-2017. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

The following use of proceeds information relates to our initial public offering, at $ 13.00 per ordinary share, of 8,625,000 ordinary shares, which included the exercise in full of the underwriters’ option to purchase additional 1,125,000 ordinary shares. The aggregate offering price and the amount that we registered in connection with our initial public offering was $ 112,125,000, before underwriting discounts and commissions and offering expenses payable by us. The registration statement on Form F-1 (file no. 333-198151) for our initial public offering was filed on August 14, 2014 and subsequently amended, and declared effective by the SEC on September 17, 2014, and Form F-1MEF (File No. 333-198806), which was filed on September 17, 2014 and declared effective on September 17, 2014. Following the sale of the shares in connection with the closing of our initial public offering, the offering terminated. The offering did not terminate before all the securities registered in the registration statements were sold. Leerink Partners LLC and Deutsche Bank Securities Inc. acted as joint book-running managers for the offering. JMP Securities LLC acted as lead manager, and H.C. Wainwright & Co., LLC acted as co-manager for the offering.

We received proceeds of € 80.4 million from our initial public offering, net of € 8.6 million of underwriting discounts and offering expenses payable by us. No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates) or persons owning ten percent or more of any class of our equity securities or to any other affiliates. To date, we have used € 31.2 million of the net proceeds of the offering, primarily to fund our research and development activities, but also to fund investments in our new location and laboratory equipment as well as general and administrative costs. We intend to use the net proceeds we received from our initial public offering as disclosed in our Registration Statement on Form F-1.

We intend to invest the net proceeds of this offering in a variety of capital preservation investments, which may include term deposits, other short-term, investment-grade, interest-bearing instruments and government securities, all in accordance with our investment policy.

Item 15: Controls and Procedures

A. Disclosure controls and procedures

Under the supervision and with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) has been evaluated as of the end of the period covered by the Annual Report (December 31, 2015). The term “disclosure controls and procedures” means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures.

Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as at December 31, 2015.

B. Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate “internal control over financial reporting,” as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company’s chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

The Company’s internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December  31, 2015.

C. Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of the company’s registered public accounting firm because “emerging growth companies” are not subject to the attestation requirements pursuant to the JOBS Act.

D. Changes in internal control over financial reporting

During the year ended December 31, 2015, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item  16A: Audit Committee Financial Expert

Currently, Paul Baart and Antoine Papiernik each qualify as an “audit committee financial expert,” as defined by the SEC and as determined by our supervisory board. Both members satisfy the independence requirements of the NASDAQ listing standards and Rule 10A-3(b)(1) under the Exchange Act. Paul Baart satisfies the criteria for independence set forth in best practice III.2.2 of the DCGC.

Item 16B: Code of Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our management board and supervisory board members and our employees, including our CEO, CFO, controller or principal accounting officers, or other persons performing similar functions, which is a “code of ethics” as defined by the SEC. The full text of the Code of Business Conduct and Ethics is posted on our company website at www.ProQR.com.

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

The information required is included in note 24 to the financial statements.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Historically, we hold treasury shares which relate to ordinary shares that have legally been issued, but that are within our control. In 2015, no purchases of our registered equity securities were made by or on our behalf or on the behalf of any affiliated purchaser.

Item  16F: Change in Registrant’s Certifying Accountant

None.

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

Item 18: Financial Statements

Financial Statements are filed as part of this annual report, starting on page F-1.

Item 19: Exhibits

Index of Exhibits

Exhibit No.	Description

1.1	Amended Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

2.1	Form of Registration Rights Agreement by and between the Registrant and the shareholders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

4.1#	ProQR Therapeutics B.V. Stock Option Plan and forms of notice of grant thereunder (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on August 14, 2014)

4.2#	ProQR Therapeutics N.V. Stock Option Plan and forms of notice of grant thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

4.3#	Form of Management Services Agreement by and between the Registrant and Daniel Anton de Boer (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

4.4#	Form of Management Services Agreement by and between the Registrant and René Beukema (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

4.5	Form of Call Option Agreement by and between the Registrant and Stichting Continuity ProQR Therapeutics (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 16, 2014)

4.6	Sublease of Office Accommodation dated as of September 5, 2013 by and between the Registrant and Pharming Technologies B.V. (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on August 14, 2014)

4.7	Sublease Agreement dated as of April 1, 2013 by and between the Registrant and MicroSafe Laboratories (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on August 14, 2014)

4.8†	Exclusive Patent License Agreement dated as of May 29, 2012 by and between the Registrant and The General Hospital Corporation d/b/a Massachusetts General Hospital (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 16, 2014)

4.9†	Agreement dated as of August 1, 2014 by and between the Registrant and Cystic Fibrosis Foundation Therapeutics, Inc. (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on August 14, 2014)

Exhibit No.	Description

4.10#	Form of Indemnification Agreement for the Managing Directors, Supervisory Directors and officers of the Registrant (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

4.11†	License and Clinical Supply Agreement, dated as of October 8, 2014, between the Registrant and PARI Pharma GmbH (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer (File No. 001-36622) filed on October 9, 2014)

8.1*	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on August 14, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Accountants B.V., Independent Registered Public Accounting Firm

*	Filed herewith

**	The certifications furnished in Exhibit 13.1 hereto are deemed to accompany this Annual Report on Form 20-F and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Registrant specifically incorporates it by reference.

†	Confidential treatment has been granted as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission

#	Management contract or compensatory plan or arrangement

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Leiden, March 31, 2016

PROQR THERAPEUTICS N.V.

By:	/s/ Daniel de Boer
Name:	Daniel de Boer
Title:	Chief Executive Officer

By:	/s/ Smital Shah
Name:	Smital Shah
Title:	Chief Financial Officer

Report of the Independent Registered Public Accounting Firm

To: the Shareholders and Supervisory Board of ProQR Therapeutics N.V.

We have audited the accompanying consolidated statements of financial position of ProQR Therapeutics N.V. (“the Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015 (further the “financial statements”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, the financial statements present fairly, in all material respects, the financial position of ProQR Therapeutics N.V. as at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Accountants B.V.

Amsterdam, the Netherlands

March 31, 2016

PROQR THERAPEUTICS N.V.

Consolidated Statement of Financial Position

		December 31, 2015	December 31, 2014
		(€ in thousands)
Assets
Intangible assets	7	141	163
Property, plant and equipment	8	2,199	1,187

Non-current assets		2,340	1,350
Social security and other taxes	9	956	426
Prepayments and other receivables	10	1,948	735
Cash and cash equivalents	11	94,865	112,736

Current assets		97,769	113,897

Total assets		100,109	115,247

Shareholders’ equity
Share capital		934	934
Share premium reserve		123,595	123,581
Equity settled employee benefits reserve		1,899	687
Translation reserve		1	—
Accumulated deficit		(36,630)	(15,798)

Total equity	12	89,799	109,404
Liabilities
Borrowings		4,824	2,814
Finance lease liabilities		—	15

Non-current liabilities	13	4,824	2,829
Finance lease liabilities		15	34
Trade payables		885	1,247
Social security and other taxes		235	341
Pension premiums		16	127
Deferred income		144	—
Other current liabilities		4,191	1,265

Current liabilities	14	5,486	3,014

Total liabilities		10,310	5,843

Total equity and liabilities		100,109	115,247

The accompanying notes are an integral part of these financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Profit or Loss and Comprehensive Income

		Year Ended December 31,
		2015	2014	2013
		(€ in thousands)
Other income	15	3,235	313	116
Research and development costs	16	(23,401)	(10,267)	(2,569)
General and administrative costs		(6,837)	(6,507)	(786)

Total operating costs		(30,238)	(16,774)	(3,355)

Operating result		(27,003)	(16,461)	(3,239)
Financial income and expense	18	6,171	4,334	(14)

Result before corporate income taxes		(20,832)	(12,127)	(3,253)
Income taxes	19	—	—	—

Net loss (attributable to equity holders of the Company)		(20,832)	(12,127)	(3,253)

Other comprehensive income
Items that will never be reclassified to profit or loss		—	—	—
Items that are or may be reclassified to profit or loss
Foreign operations – foreign currency translation differences		1	—	—

Total comprehensive loss (attributable to equity holders of the Company)		(20,831)	(12,127)	(3,253)

Share information	20
Weighted average number of shares outstanding		23,343,262	11,082,801	5,517,688
Earnings per share for result attributable to the equity holders of the Company (expressed in Euro per share)
Basic and diluted loss per share		€(0.89)	€(1.09)	€(0.59)

The accompanying notes are an integral part of these financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Changes in Equity

	Attributable to Equity Holders of the Company
	Share Capital	Share Premium Reserve	Equity Settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total Equity
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)
Balance at January 1, 2013	33	484	—	—	(418)	99
Net loss	—	—	—	—	(3,253)	(3,253)
Recognition of share-based payments	—	—	41	—	—	41
Shares issued in the period	35	2,998	—	—	—	3,033
Treasury shares issued	(9)	—	—	—	—	(9)

Balance at December 31, 2013	59	3,482	41	—	(3,671)	(89)
Net loss	—	—	—	—	(12,127)	(12,127)
Recognition of share-based payments	—	—	646	—	—	646
Shares issued in the period	880	122,291	—	—	—	123,171
Conversion of preferred shares	—	—	—	—	—	—
Treasury shares issued	(5)	(2,192)	—	—	—	(2,197)

Balance at December 31, 2014	934	123,581	687	—	(15,798)	109,404
Net loss	—	—	—	—	(20,832)	(20,832)
Other comprehensive income	—	—	—	1	—	1
Recognition of share-based payments	—	—	1,212	—	—	1,212
Shares options exercised	0	14	—	—	—	14

Balance at December 31, 2015	934	123,595	1,899	1	(36,630)	89,799

The accompanying notes are an integral part of these financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Cash Flows

	Year Ended December 31,
	2015	2014	2013
	(€ in thousands)
Cash flow from operating activities
Net loss	(20,831)	(12,127)	(3,253)
Adjustments for:
Depreciation	480	126	24
Share-based payment expenses	1,212	646	41
Financial income and expense	(6,171)	(4,334)	14
Changes in working capital	637	1,090	829
Corporate income tax paid	—	—	—
Interest received	441	142	13

Net cash used in operating activities	(24,232)	(14,457)	(2,332)

Cash flow from investing activities
Purchases of intangible assets	(28)	(124)	—
Purchases of property, plant and equipment	(1,296)	(1,109)	(137)

Net cash used in investing activities	(1,324)	(1,233)	(137)

Cash flow from financing activities
Net proceeds from issuance of shares	—	118,250	3,023
Proceeds from exercise of share options	14	—	—
Proceeds from borrowings	1,640	1,667	3,326
Redemption of financial lease	(34)	(34)	—

Net cash generated by financing activities	1,620	119,883	6,349

Net increase/(decrease) in cash and cash equivalents	(23,936)	104,193	3,880

Currency effect cash and cash equivalents	6,065	4,414	—
Cash and cash equivalents at the beginning of the year	112,736	4,129	249

Cash and cash equivalents at the end of the year	94,865	112,736	4,129

The accompanying notes form an integral part of these financial statements.

PROQR THERAPEUTICS N.V.

Notes to the Consolidated Financial Statements

1. General Information

ProQR Therapeutics N.V., or “ProQR” or the “Company”, is a development stage company domiciled in the Netherlands that primarily focuses on the development and commercialization of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares are listed on the NASDAQ Global Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 and was reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Darwinweg 24, 2333 CR Leiden, the Netherlands.

Legal demerger of our Company was effectuated as per June 30, 2015. At December 31, 2015, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

•	ProQR Therapeutics Holding B.V. (the Netherlands, 100%);

•	ProQR Therapeutics I B.V. (the Netherlands, 100%);

•	ProQR Therapeutics II B.V. (the Netherlands, 100%);

•	ProQR Therapeutics III B.V. (the Netherlands, 100%);

•	ProQR Therapeutics IV B.V. (the Netherlands, 100%);

•	ProQR Therapeutics I Inc. (United States, 100%).

As used in these consolidated financial statements, unless the context indicates otherwise, all references to “ProQR”, the “Company” or the “Group” refer to ProQR Therapeutics N.V. including its subsidiaries.

2. Basis of preparation

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB.

(b) Basis of measurement

The financial statements have been prepared on the historical cost basis except for financial instruments and share-based payment obligations which have been based on fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

(c) Functional and presentation currency

These consolidated financial statements are presented in euro, which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

(d) Going Concern

The management board of ProQR has, upon preparing and finalizing the 2015 financial statements, assessed the Company’s ability to fund its operations for a period of at least one year after the date of signing these financial statements.

The management board of the Company is confident about the continuity of the Company based on its existing funding, taking into account the Company’s current cash position and the projected cash flows based on the activities under execution on the basis of ProQR’s business plan and budget, which includes, amongst other activities, clinical studies using QR-010 in patients suffering from cystic fibrosis.

(e) Use of estimates and judgements

In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Information about assumptions and estimation uncertainties that may have a significant risk of resulting in a material adjustment is included below.

(i) Share-based payments

Share options granted to employees and consultants are measured at the fair value of the equity instruments granted. Fair value is determined through the use of an option-pricing model considering, among others, the following variables:

a)	The exercise price of the option;

b)	The expected life of the option;

c)	The current value of the underlying shares;

d)	The expected volatility of the share price;

e)	The dividends expected on the shares; and

f)	The risk-free interest rate for the life of the option.

For the Company’s share option plans, management’s judgment is that the Black-Scholes valuation method is the most appropriate for determining the fair value of the Company’s share options.

Initially, the Company’s ordinary shares were not publicly traded and consequently the Company needed to estimate the fair value of its share and the expected volatility of that value. The expected volatility of all options granted was therefore based on the average historical volatility of the Company’s peers over a period that agrees with the expected option life. All assumptions and estimates are further discussed in Note 12(e) to the financial statements. The value of the underlying shares was determined on the basis of the prior sale of company stock method. As such, the Company has benchmarked the value per share to external transactions of Company shares and external financing rounds.

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

(ii) Corporate income taxes

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

(iii) Grant income

Grants (to be) received are reflected in the balance sheet as other receivables or deferred income. At each balance sheet date, for grants approved, the Company estimates the associated costs incurred, the level of service performed and the progress of the associated projects. Based on this analysis grant income is recognized.

(iv) Research and development expenditures

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

(f) Changes in accounting policies

The financial statements have been prepared on the basis of International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). New Standards and Interpretations, which became effective as of January 1, 2015, did not have a material impact on our financial statements.

3. Significant Accounting Policies

The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(ii) Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any non-controlling interests and other components of equity. Any resulting gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated. Unrealised gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Classes of financial instruments

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

(c) Foreign currencies

(i) Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences are generally recognized in profit or loss. Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

(ii) Foreign operations

The assets and liabilities of foreign operations are translated into euro at exchange rates at the reporting date. The income and expenses of foreign operations are translated into euros at the exchange rates at the dates of the transactions. Foreign currency differences are recognized in OCI and accumulated in the translation reserve, except to the extent that the translation difference is allocated to NCI.

(d) Recognition of other income

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

(e) Government grants—WBSO

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

(f) Employee benefits

(i) Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii) Share-based payment transactions

The grant-date fair value of equity-settled share-based payment awards granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

(iii) Pension obligations

The Company operates defined contribution pension plans for all employees funded through payments to insurance companies. The Company has no legal or constructive obligation to pay further contributions once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(g) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

(i) Current tax

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

(ii) Deferred tax

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

(h) Intangible assets

(i) Licenses

Acquired patents have a finite useful life and are carried at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method to allocate the cost of patents over their estimated useful lives (generally 10 years unless a patent expires prior to that date). Amortization begins when an asset is available for its intended use.

(ii) Research and development

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

(iii) Other intangible assets

Other intangible assets, including software, that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

(iv) Amortization

Amortization is calculated to write off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss.

The estimated useful lives for current and comparative periods are as follows:

• Software	: 3 years.

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(i) Property, plant and equipment

(i) Recognition and measurement

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

(ii) Depreciation

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

(j) Impairment of tangible and intangible assets

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

(k) Financial assets

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

(l) Cash and cash equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with original maturities of three months or less that are convertible to a known amount of cash and bear an insignificant risk of change in value.

(m) Financial liabilities and equity instruments

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

(n) Leases

(i) Determining whether an arrangement contains a lease

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

(ii) Leased assets

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

(iii) Lease payments

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

4. New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after 1 January 2016, and have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out below. The Group does not plan to adopt these standards early.

IFRS 9 Financial Instruments

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39.

IFRS 9 is effective for annual reporting periods beginning on or after 1 January 2018, with early adoption permitted.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes.

IFRS 15 is effective for annual reporting periods beginning on or after 1 January 2017, with early adoption permitted.

IFRS 16 Leases

IFRS 16 specifies how a company will recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019, with early adoption permitted.

The adoption of these Standards and Interpretations are not expected to have a material effect on the financial statements.

5. Financial Risk Management

5.1 Financial risk factors

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

(a) Market risk

Market risk is the risk that changes in market prices – such as foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

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

At December 31, 2015 there was a net liability in U.S. Dollars of € 1.1 million (2014: € 0.7 million). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on receivables and trade payables, during the years presented had an immaterial effect on the financial statements.

At year-end, a substantial amount of our cash balances are denominated in U.S. Dollars. This amount reflects our current expectation of future expenditure in U.S. dollars.

A reasonably possible strengthening (weakening) of the U.S. Dollar by 10% against all other currencies at December 31 would have affected the measurement of our cash balances denominated in a U.S. Dollar and affected equity and profit or loss by € 5.2 million (2014: € 4.3 million). The analysis assumes that all other variables, in particular interest rates, remain constant.

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

Cash flow and fair value Interest rate risk

The Company’s exposure to interest rate risks is limited due to the use of loans with fixed rates. The Company has one loan and a financial lease with a fixed interest, totaling € 4,839,000 at December 31, 2015 (2014: € 2,863,000). Details on the interest rates and maturities of these loans are provided in Note 13.

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

As of December 31, 2015 and December 31, 2014, substantially all of our cash and cash equivalents were placed at two large institutions, Rabobank and ABN Amro. Both institutions are highly rated (ratings of Aa2 and A2 respectively) with sufficient capital adequacy and liquidity metrics.

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

The table below analyzes ProQR’s undiscounted liabilities into relevant maturity groupings based on the remaining period at year-end until the contractual maturity date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	(€ in thousands)
At December 31, 2015
Borrowings	—	1,691	4,712	—
Finance lease liabilities	15	—	—	—
Trade payables and other payables	5,471	—	—	—

Total	5,486	1,691	4,712	—

At December 31, 2014
Borrowings	—	—	3,884	—
Finance lease liabilities	34	15	—	—
Trade payables and other payables	2,980	—	—	—

Total	3,014	15	3,884	—

5.2 Capital risk management

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

5.3 Fair value measurement

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

The Company has no assets and liabilities that are measured at fair value at December 31, 2015 and 2014.

The carrying amount of all financial assets and financial liabilities is a reasonable approximation of the fair value and therefore information about the fair values of each class has not been disclosed.

6. Segment Information

The Company operates in one reportable segment, which comprise of the discovery and development of innovative, RNA based therapeutics. The management board is identified as the chief operating decision maker. The management board reviews the operating results regularly to make decisions about resources and to assess overall performance.

The Company has not generated any sales revenues since inception.

All non-current assets of the Company are located in the Netherlands. The amounts provided to the management board with respect to total assets and liabilities are measured in a manner consistent with that of the financial statements.

7. Intangible Assets

	Licenses	Software	Total
	(€ in thousands)	(€ in thousands)	(€ in thousands)
Balance at January 1, 2014
Cost	39	—	39
Accumulated amortization	—	—	—

Carrying amount	39	—	39
Additions	—	124	124

Movement for the period	—	124	124
Balance at December 31, 2014
Cost	39	124	163
Accumulated amortization	—	—	—

Carrying amount	39	124	163
Additions	—	28	28
Amortization	—	(50)	(50)

Movement for the period	—	(22)	(22)
Balance at December 31, 2015
Cost	39	152	191
Accumulated amortization	—	(50)	(50)

Carrying amount	39	102	141

In 2012, the Company acquired an exclusive license from the Massachusetts General Hospital. The initial payment in respect of the license, in the amount of € 39,000, will be amortized over the commercial life of products based on the license during the patent-life.

The amortization charge is included in the research and development costs for € nil (2014: nil) and in the general and administrative costs for an amount of € 50,000 (2014: € nil).

8. Property, Plant and Equipment (‘PP&E’)

	Leasehold improvements	Laboratory equipment	Other	Total
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)
Balance at January 1, 2014
Cost	5	190	33	228
Accumulated depreciation	(1)	(19)	(4)	(24)

Carrying amount	4	171	29	204
Additions	321	579	209	1,109
Depreciation	(16)	(85)	(25)	(126)
Disposals	—	—	—	—

Movement for the period	305	494	184	983
Balance at December 31, 2014
Cost	326	769	242	1,337
Accumulated depreciation	(17)	(104)	(29)	(150)

Carrying amount	309	665	213	1,187
Additions	659	367	415	1,441
Depreciation	(77)	(201)	(145)	(423)
Disposals	—	—	(6)	(6)

Movement for the period	582	166	264	1,012
Balance at December 31, 2015
Cost	985	1,136	651	2,772
Accumulated depreciation	(94)	(305)	(174)	(573)

Carrying amount	891	831	477	2,199

The depreciation charge is included in the research and development costs for an amount of € 361,000 (2014: € 119,000) and in the general and administrative costs for an amount of € 62,000 (2014: € 7,000).

9. Social Security and Other Taxes

	December 31, 2015	December 31, 2014
	(€ in thousands)
Value added tax	953	426
Wage tax	3	—

	956	426

All receivables are considered short-term and due within one year.

10. Prepayments and Other Receivables

	December 31, 2015	December 31, 2014
	(€ in thousands)
Prepayments	1,401	408
Other receivables	547	327

	1,948	735

All receivables are considered short-term and due within one year.

11. Cash and Cash Equivalents

	December 31, 2015	December 31, 2014
	(€ in thousands)
Cash at banks	94,865	83,084
Bank deposits	—	29,652

	94,865	112,736

The cash at banks is at full disposal of the Company. Bank deposits are convertible into cash upon request of the Company.

12. Shareholders’ Equity

(a) Share capital

	Number of shares 2015		Number of shares 2014		Number of shares 2013
	Ordinary	Preferred	Ordinary	Preferred	Ordinary	Preferred
In issue at January 1	23,338,154	—	6,108,152	—	3,413,292	—
Issued for cash	—	—	9,490,336	8,265,179	3,592,773	—
Conversion of preferred shares	—	—	8,265,179	(8,265,179)	—	—
Exercise of share options	7,811	—	—	—	—	—
Treasury shares issued	—	—	(525,513)	—	(897,913)	—

In issue at December 31 – fully paid	23,345,965	—	23,338,154	—	6,108,152	—

The authorized share capital of the Company amounting to € 934,000 consists of 23,345,965 ordinary shares with a par value of € 0.04 per share. All issued shares have been fully paid in cash.

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

On September 18, 2014, the Company was listed at the NASDAQ Global Market under ticker symbol PRQR. In connection with this listing, the Company issued a total of 8,625,000 ordinary shares at the initial public offering price of $ 13.00, resulting in gross proceeds of $ 112,125,000 (€ 87,202,000). The number of shares issued includes the exercise of the overallotment option granted to the underwriters. The net proceeds raised in the offering amounted to € 80,376,000, net of € 8,589,000 of underwriting discounts and offering expenses, of which € 6,826,000 was processed through share premium and € 1,763,000 was included in the statement of comprehensive income as general and administrative costs.

All of the issued preferred shares were converted into the Company’s ordinary shares. The conversion rate for the preferred shares was one-to-one, adjusted for the stock splits.

(b) Treasury shares

All treasury shares presented in the statement of changes in equity relate to ordinary shares that have legally been issued, but that are within control of the Company. At 31 December 2015, the Company held 1,174,849 of the Company’s shares (2014: 1,182,660).

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

(d) Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

(e) Share options

The Company operates an equity-settled share-based compensation plan which was introduced in 2013. Options may be granted to employees, members of the supervisory board, members of the management board and consultants. The compensation expenses included in operating costs for this plan were € 1,212,000 in 2015 (2014: € 646,000, 2013: € 41,000), of which € 801,000 (2014: € 404,000, 2013: € 19,000) was recorded in general and administrative costs and € 411,000 (2014: € 242,000, 2013: € 22,000) was recorded in research and development costs.

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

The Company accounts for its employee stock options under the fair value method. The fair value of the options is estimated at the date of grant using the Black-Scholes option-pricing model, with on average the following assumptions:

	Options granted in 2015	Options granted in 2014	Options granted in 2013
Risk-free interest rate	1.497%	0.616%	0.942%
Expected dividend yield	0%	0%	0%
Expected volatility	86.8%	88.6%	93.8%
Expected life in years	5 years	5 years	5 years

The resulting weighted average grant date fair value of the options amounted to € 10.35 in 2015 (2014: € 2.58, 2013: € 0.79). The stock options granted have a 10 year life following the grant date and are assumed to be exercised five years from date of grant for all awards.

Movements in the number of options outstanding and their related weighted average exercise prices are as follows:

	2015		2014		2013
	Number of options	Average exercise price	Number of options	Average exercise price	Number of options	Average exercise price
Balance at January 1	998,765	€2.78	379,323	€1.11	—	—
Granted	125,798	€15.27	691,722	€3.52	380,341	€1.11
Forfeited	(7,817)	€4.64	(11,095)	€1.20	(1,018)	€1.11
Exercised	(7,811)	€1.78	(61,185)	€1.11	—	—
Lapsed	—	—	—	—	—	—

Balance at December 31	1,108,935	€4.19	998,765	€2.78	379,323	€1.11

Exercisable at December 31	339,352		94,729		—

The options outstanding at December 31, 2015 had an exercise price in the range of € 1.11 to € 20.34 (2014: € 1.11 to € 12.15, 2013: € 1.11) and a weighted-average contractual life of 8.3 years (2014: 9.2 years, 2013: 9.7 years).

The weighted-average share price at the date of exercise for share options exercised in 2015 was € 19.30 (2014: € 3.04, 2013: no options exercised).

Please refer to Note 23 for the options granted to key management personnel.

13. Non-current liabilities

(a) Borrowings

	December 31, 2015	December 31, 2014
	(€ in thousands)
Innovation credit	4,228	2,588
Accrued interest on innovation credit	596	226

	4,824	2,814

Innovation credit (“Innovatiekrediet”)

On June 1, 2012, ProQR was awarded an Innovation credit by the Dutch government, through its agency RVO (previously: “AgentschapNL”) of the Ministry of Economic Affairs, for the Company’s cystic fibrosis program. Amounts were drawn under this facility in the course of 2013, 2014 and 2015. The credit covers 35% of the costs incurred in respect of the program up to an initial maximum of € 5.0 million through December 31, 2016.

The credit is interest-bearing at a rate of 10% per annum. The credit, including accrued interest, is repayable in three instalments on August 31, 2017, August 31, 2018 and August 31, 2019, depending on the technical success of the program.

The assets which are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

(b) Finance lease liabilities

	2015	2014
	(€ in thousands)
Balance at January 1	49	83
Initial recognition new finance leases	—	—
Interest expense accrued	—	—
Payment of finance lease liabilities	(34)	(34)

Balance at December 31	15	49
Current portion at December 31	(15)	(34)

	—	15

Certain of the Company’s property, plant and equipment items are subject to finance leases. These leases relate to laboratory equipment. The net carrying amount of leased assets amounts to € 48,000 (2014: € 64,000).

Future minimum lease payments under finance leases as at December 31, 2015 are as follows:

	2015		2014
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	(€ in thousands)
Less than 1 year	15	15	34	34
Between 1 and 5 years	—	—	15	15
More than 5 years	—	—	—	—

The interest used for the present value of payments is 2%.

14. Current Liabilities

	December 31, 2015	December 31, 2014
	(€ in thousands)
Current portion finance lease liabilities	15	34
Trade payables	885	1,247
Social securities and other taxes	235	341
Pension premiums	16	127
Deferred income	144	—
Accrued expenses and other liabilities	4,191	1,265

	5,486	3,014

At December 31, 2015, current liabilities includes deferred income resulting from receipt of the first installment of the € 6 million grant from the European Commission (EC) under the Horizon 2020 program to finance the clinical development of QR-010.

The majority of the Company’s current liabilities are denominated in euros.

15. Other income

	2015	2014	2013
	(€ in thousands)
Grant income	3,188	313	116
Rental income from property subleases	47	—	—

	3,235	313	116

In August 2014, the Company entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide the Company with up to $ 3 million to support the clinical development of QR-010. The grant is recognized in other income in the same period in which the related R&D costs are recognized.

In 2015, the European Commission (EC) through its Horizon 2020 program awarded ProQR and its academic partners a grant of € 6 million (ProQR: € 4.4 million) to support the clinical development of QR-010 in the period up till December 31, 2017. Horizon 2020 is one of the largest research and innovation programs in the European Union with nearly € 80 billion in available funding for qualified projects from 2014 to 2020.

Both grants are recognized in other income in the same period in which the related R&D costs are recognized.

16. Research and Development Costs

Research and development costs amounted to € 23,401,000 in 2015 (2014: € 10,267,000, 2013: € 2,569,000) and comprise allocated employee costs, the costs of materials and laboratory consumables, the costs of external studies including, amongst others, clinical studies and toxicology studies and external research, license- and IP-costs and allocated other costs.

17. Employee Benefits

	2015	2014	2013
	(€ in thousands)
Wages and salaries	7,128	3,845	677
Social security costs	596	320	112
Pension costs — defined contribution plans	478	217	49
Equity-settled share based payments	1,212	646	41

	9,414	5,028	879

Average number of employees for the period	86.1	37.8	13.4

Employees per activity at December 31 (converted to FTE):

	December 31, 2015	December 31, 2014	December 31, 2013
Research and Development	72.4	40.1	12.0
General and Administrative	27.1	18.7	5.2

Total number of employees at December 31 (converted to FTE)	99.5	58.8	17.2

Of all employees 94.5 FTE are employed in the Netherlands (2014: 54.8 FTE).

Included in the wages and salaries for 2015 is a credit of € 372,000 (2014: € 301,000, 2013: € 150,000) with respect to WBSO subsidies.

18. Financial Income and Expense

	2015	2014	2013
	(€ in thousands)
Interest income:
Current accounts and deposits	501	183	24

Interest costs:
Interest on loans and borrowings	(395)	(265)	(38)

Foreign exchange result:
Net foreign exchange benefit/(loss)	6,065	4,416	—

	6,171	4,334	(14)

19. Income Taxes

The calculation of the tax charge is as follows:

	2015	2014	2013
	(€ in thousands)
Income tax based on domestic rate (25%)	5,208	3,032	813
Tax effect of:
Non-deductible expenses	(309)	(207)	(13)
Tax incentives	136	2,065	891
Current year losses for which no deferred tax asset was recognized	(5,035)	(4,890)	(1,691)

Income tax charge	—	—	—

Effective tax rate	0%	0%	0%

Due to the operating losses incurred since inception the Company has no tax provisions as of the balance sheet date. Furthermore, no significant temporary differences exist between accounting and tax results.

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses. As per December 31, 2015, the Company has a total amount of € 46.9 million (2014: € 26.8 million, 2013: € 7.2 million) tax loss carry-forwards available for offset against future taxable profits. According to current tax regulations the first amount of the tax loss carry-forwards will expire in 2021.

20. Earnings Per Share

(a) Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the result attributable to equity holders of the Company by the weighted average number of shares outstanding during the year.

	2015	2014	2013
Result attributable to equity holders of the Company (€ in thousands)	(20,832)	(12,127)	(3,253)
Weighted average number of shares	23,343,262	11,082,801	5,517,688

Basic (and diluted) earnings per share (€ per share)	€(0.89)	€(1.09)	€(0.59)

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

21. Operational Leases

Since 2012, the Company is domiciled in Leiden. It currently has concluded rental agreements for laboratory space and offices at two locations and one office in the US.

The lease expenditure charged to the income statement in 2015 amounts to € 703,000 (2014: € 258,000, 2013: € 113,000). The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
	(€ in thousands)
Less than 1 year	1,938	509	194
Between 1 and 5 years	7,212	277	—
More than 5 years	—	—	—

Total	9,150	786	194

The Company leases out a part of its offices in the US. In 2015, total sublease income amounted to € 47,000 (2014: nil; 2013: nil). At 31 December, the future minimum lease payments under non-cancellable leases are receivable as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
	(€ in thousands)
Less than 1 year	185	—	—
Between 1 and 5 years	—	—	—
More than 5 years	—	—	—

Total	185	—	—

22. Commitments and Contingencies

(a) Claims

There are no claims known to management related to the activities of the Company.

(b) Patent license agreement

The Company and the General Hospital Corporation (MGH) have entered into a Patent License Agreement pursuant to which the Company may have certain royalty obligations. The Company is also obligated to pay MGH up to $ 700,000 in milestone payments upon the achievement of certain development and regulatory milestones and, beginning after its first commercial sale of a product covered by the licensed patent rights, a $ 10,000 annual license fee which is creditable against royalties due to MGH in the same calendar year. In addition, the Company is obligated to pay MGH 2% of any net sales by the Company, its affiliates or sublicensees on licensed products made or sold in the United States, as well as a low double-digit percentage of any payments the Company may receive from any sublicensee anywhere in the world.

The Company and the Radboud University Medical Center have entered into a Patent License Agreement under which the Company is granted a world-wide exclusive license pursuant to which the Company may have certain royalty obligations in relation to its product QR-110 for Leber’s congenital amaurosis. Pursuant to the terms the Company has made an upfront payment and has to make sales-based royalty payments after market authorization. The Company has the option to make a one-time payment in case the company terminates the agreement before or after regulatory approval of the product. The Company may terminate the agreement for any reason.

The Company and the Radboud University Medical Center have entered into a Patent License Agreement under which the Company is granted a world-wide exclusive license under which the Company may have certain royalty obligations in relation to Type II Usher Syndrome. Pursuant to the terms the Company has made an upfront payment and has to make sales-based royalty payments after market authorization. The Company has the option to make a one-time payment in case the Company terminates the agreement before or after regulatory approval of the product. The Company may terminate the agreement for any reason.

The Company and the Leiden University Medical Centre have entered into a Patent License Agreement under we were granted a world-wide exclusive license pursuant to which we may have certain royalty obligations in relation to several CNS diseases. The Company is also obligated to pay LUMC up to € 910,000 in milestone payments upon the achievement of certain development and regulatory milestones and, beginning after its first commercial sale of a product covered by the licensed patent rights, a € 50,000 annual license fee which is creditable against royalties due to LUMC in the same calendar year. In addition, the Company is obligated to pay LUMC 3% of any net sales by the Company, its affiliates or sublicensees on licensed products. The Company has the right to buy off the royalty obligations by a one-time payment of € 50 million.

The Company and PARI Pharma GmbH entered into an agreement pursuant to which the Company is granted an exclusive license to the use of PARI’s eflow technology for the administration of oligonucleotide-based drugs in the ☐ΔF508 mutation in cystic fibrosis, with the option to expand this exclusivity to the use in other CF mutations. Pursuant to the terms of the agreement, we have made an upfront payment, fees for development work and are obligated to make sales-based royalty payments after market authorization.

(c) Clinical support agreement

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

(d) Research and development commitments

The Company has research and development commitments, mainly with CRO’s, amounting to € 9,481,000 at December 31, 2015 (2014: € 1,758,000). Of these obligations an amount of € 9,084,000 is due in 2016, the remainder is due in 1 to 5 years.

23. Related-Party Transactions

Details of transactions between the Company and related parties are disclosed below.

(a) Compensation of the Supervisory Board

On June 10, 2015, a new member, Mr. Paul Baart, was appointed to our supervisory board. The remuneration of the supervisory board members in 2015 is set out in the table below:

	2015
	Short term employee benefits	Post employment benefits	Share-based payment	Total
	(€ in thousands)
Mr. Dinko Valerio	36	—	12	48
Mr. Henri Termeer	34	—	11	45
Mr. Antoine Papiernik	73	—	—	73
Ms. Alison Lawton	31	—	48	79
Mr. Paul Baart	73	—	—	73

	247	—	71	318

The remuneration of the supervisory board members in 2014 is set out in the table below:

	2014
	Short term employee benefits	Post employment benefits	Share-based payment	Total
	(€ in thousands)
Mr. Dinko Valerio	33	—	65	98
Mr. Henri Termeer	33	—	57	90
Mr. Antoine Papiernik	—	—	—	—
Ms. Alison Lawton	10	—	8	18

	76	—	130	206

The 2013 remuneration is set out in the table below:

	2013
	Advisory fees	Share-based payment	Total
	(€ in thousands)
G.J. Platenburg	22	12	34

	22	12	34

As at December 31, 2015:

•	Mr. Valerio holds 943,420 ordinary shares in the Company, as well as 32,272 options. In 2014, Mr. Valerio was granted 64,646 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 1.11 per option. Under this option grant, 32,374 options were exercisable immediately, while the remaining 32,272 options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant. Mr. Valerio exercised 32,374 options on June 30, 2014, for which he received 32,374 depositary receipts issued for ordinary shares after payment of the exercise price. These depositary receipts have been included in his total number of ordinary shares held.

•	Mr. Termeer holds 1,730,714 ordinary shares in the Company as well as 28,709 options. In 2014, Mr. Termeer was granted 57,520 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 1.11 per option. Under this option grant 28,811 options were exercisable immediately, while the remaining 28,709 options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant. Mr. Termeer exercised 28,811 options on June 30, 2014, for which he received 28,811 depositary receipts issued for ordinary shares after payment of the total exercise price. These depositary receipts have been included in his total number of ordinary shares.

•	Mr. Antoine Papiernik does not hold any shares or options in the Company. As a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, holder of 2,769,125 ordinary shares, Mr. Papiernik may be deemed to have share voting and investment power with respect to such shares.

•	Ms. Lawton holds 12,820 options. In 2014, Ms. Lawton was granted 7,850 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 10.03 per option. In 2015, she was granted 4,970 options with an exercise price of € 16.10 per option. Under these option grants options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant.

•	Mr. Paul Baart does not hold any shares or options in the Company.

(b) Compensation of key management personnel

Our management board is supported by our officers, or senior management. The total remuneration of the management board and senior management in 2015 amounted to € 2,420,000 with the details set out in the table below:

	2015
	Short term employee benefits		Post employment benefits	Share-based payment	Total
	(€ in thousands)
Mr. D.A. de Boer	397	[1]	7	164	568
Mr. R.K. Beukema	313	[2]	13	88	414

Management Board	710		20	252	982
Senior Management	943		27	468	1,438

	1,653		47	720	2,420

[1]	Short term employee benefits in 2015 includes a bonus for Mr. Daniel de Boer, of € 100,000.
[2]	Short term employee benefits in 2015 includes a bonus for Mr. René Beukema, of € 46,000.

The total remuneration of the management board and senior management in 2014 amounted to € 1,818,000 with the details set out in the table below:

	2014
	Short term employee benefits		Post employment benefits	Share-based payment	Total
	(€ in thousands)
Mr. D.A. de Boer	696	[1]	10	195	901
Mr. R.K. Beukema	154	[2]	17	55	226

Management Board	850		27	250	1,127
Senior Management	448		41	202	691

	1,298		68	452	1,818

[1]	Short-term employee benefits in 2014 includes a bonus for our chief executive officer, Mr. Daniel de Boer, of € 500,000. Share-based payments includes € 165,000 of employee benefits resulting from the repayment of the loan by Mr. De Boer.
[2]	Mr. René Beukema joined the Company on September 1, 2013 and was appointed to the management board on April 17, 2014. The table includes his remuneration received since January 1, 2014.

The total remuneration of the management board and senior management in 2013 amounted to € 355,000 with the details set out in the table below:

	2013
	Short term employee benefits	Post employment benefits	Share-based payment	Total
	(€ in thousands)
Mr. D.A. de Boer	180	8	7	195
Senior Management	134	11	15	160

	314	19	22	355

As at December 31, 2015:

•	Mr. de Boer holds 1,213,201 ordinary shares in the Company as well as 79,894 options. In 2014, Mr. de Boer was awarded a total number of 55,992 options to acquire ordinary shares at € 3.04 per option. In 2015, he was awarded 23,902 options at an exercise price of € 16.10 per option. These options vest over four years in equal annual installments and had a remaining weighted-average contractual life of 8.7 years at December 31, 2015.

•	Mr. Beukema holds 284,720 ordinary shares in the Company as well as 147,065 options. In 2014, Mr. Beukema was awarded 30,541 options to acquire ordinary shares at € 3.04 per option. In 2015, he was awarded 8,713 options at an exercise price of € 16.10 per option. These options vest over four years in equal annual installments and had a remaining weighted-average contractual life of 8.0 years at December 31, 2015.

ProQR does not grant any loans, advanced payments and guarantees to members of the Management and Supervisory Board.

24. Auditor fees

The fees for services provided by our external auditor, Deloitte Accountants B.V., are specified below for each of the financial years indicated:

	2015	2014	2013
	(€ in thousands)
Audit fees	193	390	30
Audit-related fees	—	—	—
Tax fees	—	—	—
All other fees	—	—	—

	193	390	30

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

25. Subsequent events

Material subsequent events have not been identified.