Form 20-F
period 2016-12-31
ProQR Therapeutics N.V.
filed 2017-03-31
CIK 1612940

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Zernikedreef 9

2333 CK Leiden

The Netherlands

(Address of principal executive offices)

Smital Shah, Chief Financial Officer

Tel: +31 88 166 7000

sshah@proqr.com, Zernikedreef 9, 2333 CK Leiden, The Netherlands

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

Ordinary shares, nominal value € 0.04 per share: 23,346,856

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

☐ Large accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Introduction

This document contains information required for the annual report on Form 20-F for the year ended December 31, 2016 of ProQR Therapeutics N.V. (the “2016 Form 20-F”). Unless the context specifically indicates otherwise, references in this 2016 Form 20-F to “ProQR Therapeutics N.V.”, “ProQR Therapeutics”, “ProQR”, “we”, “our”, “ours”, “us”, the “Company” or similar terms refer to ProQR Therapeutics N.V.

IFRS based information

The audited financial statements as at December 31, 2016 and 2015, and for the years ended December 31, 2016, December 31, 2015 and December 31, 2014, included in the 2016 Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) effective year-end 2016.

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

This document contains certain forward looking statements with respect to the financial condition, results of operations and business of ProQR and certain of the plans and objectives of ProQR with respect to these items. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events, including our clinical development plans or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, including in relation to the clinical development of QR-010, QR-110, QR-313 or any other pipeline program, to be materially different from any future results, performance or achievements, including in relation to the clinical development of QR-010, QR-110, QR-313 or any other pipeline program, expressed or implied by these forward-looking statements. Forward-looking statements can be identified generally as those containing words as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, although not all forward-looking statements contain these identifying words.

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

Part I

Item 1: Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2: Offer Statistics and Expected Timetable

Not applicable.

Item 3: Key Information

A. Selected financial data

The following table sets forth selected financial data for ProQR Therapeutics N.V. for the periods indicated. We derived the selected financial data from our consolidated audited financial statements 2012 through 2016.

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

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Period February 21 – December 31, 2012
	(€ in thousands, except for per share data)
Statement of comprehensive loss data:
Other income	1,828	3,235	313	116	23
Research and development costs	(31,923)	(23,401)	(10,267)	(2,569)	(285)
General and administrative costs	(9,478)	(6,837)	(6,507)	(786)	(157)

Operating result	(39,573)	(27,003)	(16,461)	(3,239)	(419)
Finance income and expense	470	6,171	4,334	(14)	1

Net loss (attributable to equity holders of the Company)	(39,103)	(20,832)	(12,127)	(3,253)	(418)

Other comprehensive income	(16)	1	—	—	—

Total comprehensive loss (attributable to equity holders of the Company)	(39,119)	(20,831)	(12,127)	(3,253)	(418)

Share information
Weighted average number of shares outstanding	23,346,507	23,343,262	11,082,801	5,517,688	2,499,905
Earnings per share for result attributable to the equity holders of the Company (expressed in Euro per share)
Basic and diluted loss per share	€(1.68)	€(0.89)	€(1.09)	€(0.59)	€(0.17)

	As at December 31,
	2016	2015	2014	2013	2012
	(€ in thousands)
Statement of financial position data:
Cash and cash equivalents	59,200	94,865	112,736	4,129	249
Total assets	65,543	100,109	115,247	4,504	338
Total liabilities	12,407	10,310	5,843	4,593	239
Total shareholders’ equity	53,136	89,799	109,404	(89)	99

Exchange rate information

Our business is primarily conducted in the European Union, and we maintain our books and records in euros. We have presented results of operations in euros. In this annual report, translations from euros to U.S. dollars were made at a rate of $ 1.0541 to € 1.00, the official exchange rate quoted by the European Central Bank at the close of business on December 31, 2016. As at March 10, 2017, the official exchange rate of Euro to U.S. dollars was $ 1.0606 to € 1.00. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated.

The following table presents information on the exchange rates between the euro and the U.S. dollar for the periods indicated:

	Period-end	Average for period	Low	High
	(€ per U.S. dollar)
Year ended December 31,
2012	1.3194	1.2848	1.2089	1.3454
2013	1.3791	1.3281	1.2768	1.3814
2014	1.2141	1.3285	1.2141	1.3953
2015	1.0887	1.1095	1.0552	1.2043
2016	1.0541	1.1069	1.0364	1.1569
Month ended
September 30, 2016	1.1161	1.1212	1.1146	1.1296
October 31, 2016	1.0946	1.1026	1.0872	1.1236
November 30, 2016	1.0635	1.0799	1.0548	1.1095
December 31, 2016	1.0541	1.0543	1.0364	1.0762
January 31, 2017	1.0755	1.0614	1.0385	1.0755
February 28, 2017	1.0597	1.0643	1.0513	1.0808

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

We are a clinical stage biopharmaceutical company with a limited operating history, engaged in the discovery and development of RNA-based therapeutics for the treatment of severe genetic disorders. Since our inception in February 2012, we have devoted a significant portion of our resources to the development of our lead product candidate in cystic fibrosis (CF), QR-010, as well as in other programs, including our lead product candidate in Leber’s congenital amaurosis (LCA), QR-110 and epidermolysis bullosa (EB), QR-313. We have had significant operating losses since our inception. Our net losses for the years ended December 31, 2014, December 31, 2015 and December 31, 2016 were approximately € 12,127,000, € 20,832,000 and € 39,103,000 respectively. At December 31, 2016, we had an accumulated deficit of € 75,733,000. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Our technologies and product candidates are in early stages of development, and we are subject to the risks of failure inherent in the development of product candidates based on novel technologies.

To date, the only income we have generated has been from the receipt of research grants. Our ability to generate revenue and become profitable depends upon our ability to obtain marketing approval and successfully commercialize QR-010, QR-110, QR-313 or any other product candidates that we may develop, in-license or acquire in the future.

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

Our ability to generate revenue from our product candidates also depends on a number of additional factors, including our ability to:

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

Even if we are able to generate revenues from the sale of any of our product candidates, we may not become profitable and may need to obtain additional funding to continue operations. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce our operations.

We will require additional capital to fund our operations and if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to conduct further research and development and pre-clinical testing and clinical trials of our product candidates, to seek regulatory approvals for our product candidates and to launch and commercialize any product candidates for which we receive regulatory approval, including potentially building our own commercial organization to address the United States, the European Union and certain other markets. As at December 31, 2016, we had approximately € 59,200,000 in cash and cash equivalents. Based on our current operating plan, we believe that the existing cash and cash equivalents will be sufficient to fund our anticipated level of operations through mid-2018. However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with successful development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

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

We were founded in February 2012 and began operations in May 2012. Our operations to date have been limited to organizing and staffing our company, acquiring and developing product and technology rights, and conducting development activities for our product candidates. Consequently, any predictions about our future success, performance or viability may not be as accurate as they could be if we had a longer operating history, more experience with clinical development or approved products on the market.

Risks Related to the Development and Regulatory Approval of our Product Candidates

We depend on the success of our product candidates, which are still in early phases of development. We cannot be certain that we will be able to successfully complete the clinical development of, obtain regulatory approval for, or successfully commercialize our product candidates.

We currently have no products on the market, and our most advanced product candidate, QR-010, has only recently completed its first clinical trial. Our business depends on the successful clinical development, regulatory approval and commercialization of our product candidates, and will require additional pre-clinical testing and substantial additional clinical development and regulatory approval efforts before we are permitted to commence its commercialization, if ever. It will be several years before we can commence and complete a pivotal study for our product candidates, if ever. The clinical trials and manufacturing and marketing of our product candidates will be subject to extensive and rigorous review and regulation by numerous government authorities in the United States, the European Union and other jurisdictions where we intend to test and, if approved, market our product candidates. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through pre-clinical testing and clinical trials that the product candidate is safe and effective for use in each target indication, and potentially in specific patient populations, including the pediatric population. This process can take many years and may include post-marketing studies and surveillance, which would require the expenditure of substantial resources beyond our existing funds. Of the large number of drugs in development for approval in the United States and the European Union, only a small percentage successfully complete the FDA or EMA regulatory approval processes, as applicable, and are commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our research, development and clinical programs, we cannot assure you that any of our product candidates will be successfully developed or commercialized.

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

Positive results from the clinical trial for QR-010 and pre-clinical testing of our product candidates are not necessarily predictive of the results of our ongoing and planned clinical trials of our product candidates. If we cannot achieve positive results in our clinical trials for our product candidates, we may be unable to successfully develop, obtain regulatory approval for and commercialize them.

Positive results from the clinical trial of QR-010 and pre-clinical testing of our other product candidates in vitro and in vivo may not necessarily be predictive of the results from our ongoing and planned clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in pre-clinical and early clinical development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval. If we fail to produce positive results in our clinical trials of our lead product candidates, the development timeline and regulatory approval and commercialization prospects for those product candidates, and, correspondingly, our business and financial prospects would be materially adversely affected.

Our RNA technologies are unproven and may not result in marketable products.

We plan to develop a pipeline of product candidates using our proprietary RNA technologies for severe genetic disorders. We believe that targeting the mRNA to restore the production of normal protein is a unique approach that we believe offers advantages versus small molecule, gene therapy and other therapeutic approaches. However, the scientific research that forms the basis of our efforts to develop product candidates is both preliminary and limited. The mechanism of action of our compounds could be different from what we today hypothesize. Also, we may discover that the molecules we develop do not possess certain properties required for a drug to be effective, such as the ability to remain stable in the human body for the period of time required for the drug to reach the target tissue or the ability to cross the cell wall and enter into cells within the target tissue for effective delivery. We may spend substantial funds attempting to introduce these properties and may never succeed in doing so. In addition, product candidates based on RNA technologies may demonstrate different chemical and pharmacological properties in humans than they do in laboratory studies or animals. Even if our product candidates have successful results in animal studies, they may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems or other existing treatments in unforeseen, ineffective or harmful ways. Our RNA technologies may provoke an unwanted immune response, or immunogenicity, which may neutralize the therapeutic effects of our product candidates and could result in harmful outcomes for patients. As a result, we may never succeed in developing a marketable product, we may not become profitable and the value of our ordinary shares would decline.

Furthermore, the FDA and the EMA have relatively limited experience with therapeutics based on RNA. This may increase the complexity, uncertainty and length of the regulatory approval process for our product candidates. Neither we nor any future collaborator may receive approval to market and commercialize any product candidate. Even if we or a collaborator were to obtain regulatory approval, the approval may be for disease indications or patient populations that are not as broad as we intended or may require labeling that includes significant use or distribution restrictions or safety warnings. We or a collaborator may be required to perform additional or unanticipated clinical trials to obtain approval or be subject to post-marketing testing requirements to maintain regulatory approval. If our RNA technology proves to be ineffective, unsafe or commercially unviable, our entire platform and pipeline would have little, if any, value, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to obtain regulatory approval in jurisdictions outside the United States and the European Union would prevent our product candidates from being marketed in those jurisdictions.

In order to market and sell our products in jurisdictions other than the United States and the European Union, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The regulatory approval process outside the United States and the European Union generally includes all of the risks associated with obtaining FDA and EMA approval, but can involve additional testing. We may need to partner with third parties in order to obtain approvals outside the United States and the European Union. In addition, in many countries worldwide, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States and the European Union on a timely basis, if at all. Even if we were to receive approval in the United States or the European Union, approval by the FDA or the EMA does not ensure approval by regulatory authorities in other countries or jurisdictions. Similarly, approval by one regulatory authority outside the United States and the European Union would not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA or the EMA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market. If we are unable to obtain approval of our product candidates by regulatory authorities in other foreign jurisdictions, the commercial prospects of those product candidates may be significantly diminished and our business prospects could decline.

If we are not able to maintain orphan product exclusivity for QR-010 or QR-110, or obtain such status for QR-313 or future product candidates for which we seek this status, or if our competitors are able to obtain orphan product exclusivity before we do, we may not be able to obtain approval for our competing products for a significant period of time.

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

Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective, or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition or if the incidence and prevalence of patients who are eligible to receive the drug in these markets materially increase. Although we have obtained orphan designation for QR-010 and QR-110 for CF and LCA, respectively, in the European Union and the United States, even after an orphan drug is approved, the same or, in the EU, a similar drug can subsequently be approved for the same condition if the competent regulatory agency concludes that the later drug is safer, more effective or otherwise clinically superior.

If we lose orphan drug exclusivity or if our competitors obtain orphan drug exclusivity for other rare diseases or conditions we are targeting before we do, we may be precluded from obtaining marketing authorization or we may lose out on the potential benefits of market exclusivity.

We intend to seek Orphan Drug designation for QR-313 and may do so for our other product candidates, but we may not obtain such designation.

A breakthrough therapy designation by the FDA for our product candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

We intend to seek a breakthrough therapy designation for QR-010, QR-110 and QR-313, and we may do so for other product candidates as well. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe that any of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. The availability of breakthrough therapy designation was established with the passage of the Food and Drug Administration Safety and Innovation Act of 2012, and while the FDA has released guidance as to the criteria it uses in designating drugs as breakthrough therapies, we cannot be sure that our product candidates will meet the FDA’s qualifying criteria for such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

A fast track designation by the FDA may not actually lead to a faster development, regulatory review or approval process.

We have obtained fast track designation for QR-010 for CF. We intend to seek fast track designation for QR-110 and QR-313, and we may do so for other product candidates as well. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation, and even if we believe one or more of our product candidates is eligible for this designation, we cannot be sure that the FDA would decide to grant it. Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

Risks Related to Our Dependence on Third Parties

Our development and commercialization strategy for our product candidates relies in part upon certain patent rights that we license from third parties, and termination of such license could have a materially adverse effect on our business, financial condition, results of operations and prospects.

Some of our RNA technologies rely in part upon certain patent rights that we license from third parties. Pursuant to our license agreements, we are obligated to use commercially reasonable efforts to develop and make available to the public products or processes as well as to achieve certain specified development, regulatory and commercial milestones. If we do not meet the specified milestones the third party may be able to terminate the license agreement. They may also terminate the license agreement if we are in breach of certain financial obligations or we are otherwise in default of certain obligations under the license agreement. If a license agreement were terminated, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

If third parties on which we depend to conduct our pre-clinical studies or any clinical trials do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development programs could be delayed with materially adverse effects on our business, financial condition, results of operations and prospects.

We rely on CROs, clinical data management organizations and consultants to design, conduct, supervise and monitor pre-clinical studies and clinical trials for our product candidates. We and our clinical investigators and CROs are required to comply with various regulations, including Good Clinical Practices, or GCP, which are enforced by the FDA, and guidelines of the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable foreign regulatory authorities to ensure that the health, safety and rights of patients are protected in clinical development and clinical trials, and that trial data integrity is assured. Regulatory authorities ensure compliance with these requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our investigators or CROs fail to comply with applicable requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or other comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with such requirements. In addition, our clinical trials must be conducted with products produced under current Good Manufacturing Practice, or cGMP, requirements, which mandate the methods, facilities and controls used in manufacturing, processing and packaging of a drug product to ensure its safety and identity. Failure to comply with these regulations may require us to repeat pre-clinical and clinical trials, which would delay the regulatory approval process.

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

We are not currently party to any collaborative arrangements for the commercialization of any of our product candidates, although we may pursue such arrangements before any commercialization of our product candidates, if approved. For example, we intend to consider strategic alternatives that include spinouts, out-licensing or collaborative partnerships to develop and commercialize our RNA technologies or programs in indications outside of CF. If we entered into future collaborative arrangements for the commercialization of our product candidates or similar arrangements and any of our collaborative partners does not devote sufficient time and resources to a collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially adversely affected. In addition, if any such future collaboration partner were to breach or terminate its arrangements with us, the commercialization of our product candidates could be delayed, curtailed or terminated.

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

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. As a biopharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. Restrictions under applicable federal and state healthcare laws and regulations that may affect our ability to operate include the following:

•	the U.S. federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

•	federal civil and criminal false claims laws and civil monetary penalty laws impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement or record to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, and also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements or using or making any false or fraudulent document in connection with the delivery of or payment for healthcare benefits, items or services;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the U.S. federal physician payment transparency requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the Affordable Care Act, require applicable manufacturers of covered drugs, devices, biologics and medical supplies to report annually to HHS information related to payments and other transfers of value to physicians, and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and certain other healthcare providers or marketing expenditures. Additionally, state and foreign laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

We rely, and will continue to rely, on intellectual property rights licensed from third parties to protect our technology. We are a party to licenses that give us rights to third-party intellectual property that are necessary or useful for our business. For instance, we have a license from Massachusetts General Hospital, or MGH, to patent rights that relate to certain RNA targeting technologies for generating functional proteins. Pursuant to this agreement, we have an exclusive, sublicensable and royalty-bearing license from MGH for the exploitation of the in-licensed intellectual property rights in all therapeutic indications in the field of cystic fibrosis. For our LCA program we have a world-wide exclusive sublicensable and royalty-bearing license to patent rights owned by the Radboud University Medical Center, or Radboud, for the commercial exploitation of antisense oligonucleotides that cause exon skipping in CEP290 pre-mRNA. See Item 4.B: “Business overview—Intellectual Property”. We also intend to license additional third-party intellectual property in the future.

Our licensing arrangements impose diligence, development, regulatory and commercialization milestones, and royalty, insurance and other obligations on us. If we fail to comply with these obligations, licensors may have the right to terminate these agreements, in which case we might not be able to develop, manufacture or market any product that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of this agreement or reduction or elimination of our rights under this agreement may result in our having to negotiate new or amended agreements with less favorable terms, or cause us to lose our rights under this agreement, including our rights to important intellectual property and technologies that form the basis of our RNA technology, which may then be in-licensed by one or more of our competitors.

If the third parties from whom we license patent rights do not properly or successfully obtain, maintain or enforce the patents underlying such licenses, or if they retain or license to others any competing rights, our competitive position and business prospects may be adversely affected.

Our success will further depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. MGH and Radboud, as well as our other licensors, may not successfully prosecute the patent applications licensed to us. Even if patents issue or are granted, MGH and Radboud, or our other licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue litigation less aggressively than we would. Further, the license agreements may not provide us with a complete freedom to operate in the respective fields, which would allow for third parties to develop competing products. Without protection for, or exclusive right to, the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

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

Our commercial success depends upon our ability to develop, manufacture, market and sell our product candidates, and to use our proprietary technologies without infringing the proprietary rights of third parties. We cannot guarantee that none of our product candidates, their manufacture, use, sale, offer for sale, or importation into the United States or into any country of the EEA will be held to infringe a third party patent. As a result, we may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including litigation in a Federal District court, or an interference or a post grant proceeding before the U.S. PTO or litigation in foreign courts or proceedings before foreign patent offices. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. We are aware of an issued U.S. patent with claims directed to purified DNA and RNA molecules encoding a CFTR protein or a mutant CFTR protein containing a F508del mutation. Although we believe that the claims of this patent are not valid or infringed, particularly in light of the U.S. Supreme Court decision regarding the patentability of naturally-occurring nucleic acids, the patent owner may nonetheless initiate litigation. In addition, we are aware of patent positions related to the use of antisense oligonucleotides in the treatment of LCA and DEB, for which we have initiated negotiations to enter into exclusive license agreements. We have not entered into such license agreements, and there can be no guarantee that we will enter into such agreements on these positions on commercially reasonable terms or at all. If we do not enter into such license agreements, the patent owner(s) may initiate litigation for potential patent infringement. Any such litigation would cause us to incur substantial expenses, which would be costly and divert our management’s attention, and there is no assurance that a court would find in our favor on questions of infringement or validity.

Furthermore, in the event a thus far unidentified third party were to assert an infringement claim against us and we were ultimately found to infringe the third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and commercializing our products and technology. However, we may not be able to obtain an appropriate license on commercially reasonable terms or at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, in any such proceeding or litigation, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business.

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

Any party with whom we or they have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they disclose such trade secrets, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third-party, our competitive position could be harmed.

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

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. For example, the Special 301 Report (April 2016) from the Office of the United States Trade Representative identified a number of countries, including India and China, where challenges to the procurement and enforcement of patent rights have been reported. Several countries, including India and China, have been listed in the report every year since 1989. As a result, proceedings to enforce our patent rights in certain foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

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

We are aware of multiple companies that are working in the field of CF therapeutics, including Vertex Pharmaceuticals, Galapagos/AbbVie, Proteostasis, Corbus Pharmaceuticals, Spyryx Biosciences, Flatley Discovery Labs and various other companies. If our lead product candidate, QR-010, is approved for the indications we are currently pursuing, it will compete with a range of therapeutic treatments that are either in development or currently marketed. Competing programs include CFTR potentiators, CFTR correctors and drug candidates with other mechanisms of action that seek to address the underlying cause of CF. For example, Vertex’s Orkambi, a combination of lumacaftor and ivacaftor, is approved for CF patients who are homozygous for the F508del mutation in the U.S. and European Union. Also novel CFTR modulators are being developed, mostly to be used as double and triple combinations. There are also a number of products that are marketed or in clinical development for the treatment of co-morbidity and symptoms in CF patients. These treatments include inhaled antibiotics, mucus thinners, pancreatic enzymes and anti-inflammatory drugs.

Although there are several companies that have commercial products and/or product candidates in clinical development for LCA, we are not aware of any commercial products or product candidates in clinical development for the specific mutation (p.Cys998X) in the CEP290 gene that we target with QR-110.

Currently no disease modifying treatment is available for the treatment of DEB, the indication we are currently pursuing with the development of QR-313. Over the last years, several companies and academic groups have focused on the development of DEB treatments, which ranged from improved wound healing to disease-modifying approaches such as autologous gene therapy. We believe, we are the only company developing a RNA modulation program for the potential treatment of DEB caused by COL7A1 exon 73 mutations. Competitors include Fibrocell Science developing an autologous fibroblast cell therapy for the treatment of DEB that is currently being studied in a phase I clinical trial.

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

Although we currently intend to develop and commercialize QR-010 ourselves in major markets, if approved, we currently have no sales, marketing or distribution capabilities or experience. In addition, we intend to consider out-licensing, spinouts or collaborative partnerships to develop and commercialize our RNA technologies or programs in specific indications outside of CF. If any of our product candidates is approved, we will need to develop internal sales, marketing and distribution capabilities to commercialize such products, which would be expensive and time-consuming, or enter into collaborations with third parties to perform these services. If we decide to market our products directly, as we currently plan for QR-010, we will need to commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and supporting distribution, administration and compliance capabilities. If we rely on third parties with such capabilities to market our products or decide to co-promote products with collaborators, we will need to establish and maintain marketing and distribution arrangements with third parties, and there can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and there can be no assurance that such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance of any approved product. If we are not successful in commercializing any product approved in the future, either on our own or through third parties, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

The commercial success of any of our product candidates, if approved by the FDA, the EMA or other regulatory authorities, will depend upon the awareness and acceptance of the product among the medical community, including physicians, patients, patient advocacy groups and healthcare payors. Market acceptance of any of our product candidates, if approved, will depend on a number of factors, including, among others:

•	our product candidates’ demonstrated ability to treat patients and to provide patients with incremental therapeutic benefits, as compared with other available treatments;

•	the relative convenience and ease of administration of our product candidates, including as compared with other treatments for patients;

•	the prevalence and severity of any adverse side effects;

•	limitations or warnings contained in the labeling approved for our product candidates by the FDA or the EMA;

•	availability of alternative treatments;

•	pricing and cost effectiveness;

•	the effectiveness of our sales and marketing strategies or those of our collaborators;

•	our ability to increase awareness of our product candidates through marketing efforts;

•	our ability to obtain sufficient third-party coverage or reimbursement; and

•	the willingness of patients to pay out-of-pocket in the absence of third-party coverage.

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

Outside the United States, particularly in member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations or the successful completion of health technology assessment procedures with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Certain countries allow companies to fix their own prices for medicines, but monitor and control company profits. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we or our collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our RNA technology candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any product candidate approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, financial condition, results of operations or prospects could be adversely affected.

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

The Affordable Care Act, among other things, imposes a significant annual fee on companies that manufacture or import branded prescription drug products. It also contains substantial new provisions intended to broaden access to health insurance, reduce or constrain the growth of health care spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, and impose additional health policy reforms, any of which could negatively impact our business. The Affordable Care Act is likely to continue the downward pressure on pharmaceutical and medical device pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

The new Trump administration and the leadership of the Republican majority in the U.S. Congress have spoken of their desire to repeal the Affordable Care Act and may seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Act. There is significant uncertainty whether any major changes will occur. Any such changes will take time to unfold, and could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the Affordable Care Act. Such reforms could have an adverse effect on anticipated revenues from therapeutic candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop therapeutic candidates. However, we cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on us. We expect that the Affordable Care Act, as well as other healthcare reform measures that have been and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product, and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may compromise our ability to generate revenue, attain profitability or commercialize our products.

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

We may face competition in the United States for our product candidates, if approved, from therapies sourced from foreign countries that have placed price controls on pharmaceutical products. In the United States, the Medicare Modernization Act contains provisions that may change U.S. importation laws and expand pharmacists’ and wholesalers’ ability to import cheaper versions of an approved drug and competing products from Canada, where there are government price controls. These changes to U.S. importation laws will not take effect unless and until the Secretary of the HHS certifies that the changes will pose no additional risk to the public’s health and safety and will result in a significant reduction in the cost of products to consumers. The Secretary of the HHS has so far declined to approve a reimportation plan. Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances. Legislation or regulations allowing the reimportation of drugs, if enacted, could decrease the price we receive for any products that we may develop and adversely affect our future revenues and prospects for profitability.

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

Risks Related to Our Organization, Structure and Operations

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

Despite the implementation of security measures, our information technology and other internal infrastructure systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. A significant disruption in the availability of our information technology and other internal infrastructure systems could cause interruptions in our collaborations with our partners and delays in our research and development work. For instance, the loss of pre-clinical or clinical data involving our product candidates could result in delays in our development and regulatory filing efforts and significantly increase our costs. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our product candidates could be delayed.

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

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

We face significant operational risks as a result of doing business internationally, such as:

•	fluctuations in foreign currency exchange rates;

•	potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;

•	potential changes to the accounting standards, which may influence our financial situation and results;

•	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;

•	difficulties in attracting and retaining qualified personnel;

•	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;

•	rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and

•	tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

The investment of our cash and cash equivalents is subject to risks which may cause losses and affect the liquidity of these investments.

As at December 31, 2016, we had approximately € 59,200,000 in cash and cash equivalents. To date, our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of twelve months or less. Savings and deposit accounts generate a small amount of interest income. Any future investments may include term deposits, corporate bonds, money market funds and government securities, all in accordance with our cash management policy. These investments are subject to general credit, liquidity, market and interest rate risks. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.

In addition, should our investments cease paying or reduce the amount of interest paid to us, our interest income would suffer. The market risks associated with our investment portfolio may have an adverse effect on our results of operations, liquidity and financial condition.

We may be exposed to significant foreign exchange risk.

We incur portions of our expenses, and may in the future derive revenues, in currencies other than the euro, in particular, the U.S. dollar. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. Therefore, for example, an increase in the value of the U.S. dollar against the euro could be expected to have a negative impact on our expenditures, although we do match the currency of our cash and cash equivalents with expected cash out flows. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

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

Our ability to use our net operating losses, or NOLs, in the Netherlands is currently limited and may be further limited. Under Dutch income tax law, tax loss carry-forwards are subject to a time limitation of nine years. As at December 31, 2016, we had a total of approximately € 82.9 million tax loss carry-forwards available for offset against future taxable profits. The first amount of the tax loss carry-forwards will expire in 2021. There is also a risk that due to regulatory changes such as suspensions on the use for NOLs, our existing NOLs could expire or otherwise become unavailable to offset future income tax liabilities. For these reasons, we may not be able to use a material portion of the NOLs, even if we attain profitability.

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

An active trading market for our shares may not be sustained. The market value of our ordinary shares may decrease from time to time. As a result of these and other factors, you may be unable to resell your shares at or above the price at which you purchased them. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Further, an inactive market may also impair our ability to raise capital by selling our ordinary shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our ordinary shares as consideration. The market price of our shares may be volatile and you could lose all or part of your investment.

The trading price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. For example, the price of our ordinary shares, which reached its high record of $24.99 per share at the close of the trading on March 10, 2015, decreased as low as $3.64 per share at the close of the trading on March 30, 2016. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this annual report, these factors include:

•	the presentation of data at industry conferences by us and/or our competitors;

•	the responses to any of our IND applications with the FDA and any of our CTA applications with the EMA;

•	any current or future pre-clinical or clinical trials of our product candidates, including any delays in enrollment rates or timing of these trials;

•	regulatory actions with respect to our products or our competitors’ products;

•	the recruitment or departure of key personnel;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	results of clinical trials of our competitors;

•	the success of competitive products or technologies;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	regulatory or legal developments in the United States, the European Union and other jurisdictions;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the level of expenses related to any of our product candidates or pre-clinical or clinical development programs;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	announcement or expectation of additional financing efforts;

•	sales of our ordinary shares by us, our insiders or our other shareholders;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors; and

•	general economic, industry and market conditions.

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

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. In the event securities or industry analysts who cover us downgrade our ordinary shares, publish inaccurate or unfavorable research about our business, or cease publishing about us, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause our share price and trading volume to decline.

Sales of a substantial number of our ordinary shares by our existing shareholders in the public market could cause our share price to fall.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our ordinary shares in the public market, the trading price of our ordinary shares could decline. In addition, a substantial number of ordinary shares subject to outstanding options are or will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

If we sell shares of our common stock in future financings, stockholders may experience immediate dilution and, as a result, our stock price may decline.

We may from time to time issue additional shares of our common stock or securities convertible into our common stock, including in future financings that we may undertake. In October 2015, we filed a shelf registration statement on Form F-3, pursuant to which we may issue and sell ordinary shares, warrants and units (or any combination of the foregoing) in one or more transactions up to a maximum value of $200.0 million. In addition, in October 2015, we entered into an agreement for an at-the-market offering facility, or ATM facility, with Cantor Fitzgerald & Co., pursuant to which we may issue shares of our common stock from time to time under our shelf registration statement up to a maximum of $60.0 million. If we issue additional shares of our common stock or securities convertible into common stock, including pursuant to our shelf registration statement or our ATM facility, our stockholders may experience immediate dilution and, as a result, our stock price may decline.

Members of our management board and supervisory board and our principal shareholders and their affiliates have significant control over our company, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

The holdings of the members of our management board and supervisory board and our principal shareholders and their affiliates, represent significant ownership, in the aggregate, of our outstanding ordinary shares (as set out in “Item 7.A. Major Shareholders”). As a result, these shareholders, if they act together, will be able to influence our management and affairs and control the outcome of matters submitted to our shareholders for approval, including the election of members of our management board and supervisory board and any sale, merger, consolidation, or sale of all or substantially all of our assets. These shareholders may have interests, with respect to their ordinary shares, that are different from other investors and the concentration of voting power among these shareholders may have an adverse effect on the price of our ordinary shares. In addition, this concentration of ownership might adversely affect the market price of our ordinary shares by:

•	delaying, deferring or preventing a change of control of our Company;

•	impeding a merger, consolidation, takeover or other business combination involving our Company; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company.

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

Certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in our management board or supervisory board. These provisions include:

•	the authorization of a class of preferred shares that may be issued against payment of 25% of the nominal value thereof to a protection foundation, for which we have granted a perpetual and repeatedly exercisable call option to such protection foundation, for up to such number of preferred shares as equals, at the time of exercise of the call option, the lesser of: (i) the total number of shares equal to our issued share capital at that time minus the number of preferred shares already held by the protection foundation at that time (if any) or (ii) the maximum number of preferred shares that may be issued under our authorized share capital under our articles of association from time to time;

•	a provision that our management board members and supervisory board members may only be appointed upon a binding nomination by our supervisory board, which can be set aside by a two-thirds majority of our shareholders representing more than half of our issued share capital;

•	a provision that our management board members and supervisory board members may only be removed or suspended by our general meeting of shareholders by a two-thirds majority of votes cast representing more than 50% of our issued share capital (unless the removal was proposed by the supervisory board); and

•	a requirement that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our management board that has been approved by our supervisory board.

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

As a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Market, we are permitted in certain cases to follow Dutch corporate governance practices instead of the corresponding requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed instead of any such requirement. We intend to follow Dutch corporate governance practices with regard to the quorum requirements applicable to meetings of shareholders and the provision of proxy statements for general meetings of shareholders, rather than the corresponding domestic U.S. corporate governance practices. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements (other than those which follow from Dutch law) generally applicable to general meetings of shareholders. Although we do intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company for U.S. federal income tax purposes.

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

Our status as a PFIC for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate and may fluctuate considerably given that market prices of technology companies have been especially volatile. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash, including any cash raised pursuant to this offering. Based on the average value of our gross assets, we believe that we may be classified as a PFIC for the 2016 taxable year.

We do not currently intend to provide the information necessary for U.S. holders to make a “qualified electing fund,” or QEF, election if we are treated as a PFIC for any taxable year, and prospective investors should assume that a QEF election will not be available.

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

Item 4: Information on the Company

A. History and development of the company

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases (sometimes called orphan diseases) such as cystic fibrosis, Leber’s congenital amaurosis Type 10 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA platform technologies we are growing our pipeline with patients and loved ones in mind.

ProQR was founded in February 2012 by Daniel de Boer, Gerard Platenburg, Henri Termeer and Dinko Valerio. Mr. de Boer is a passionate and driven entrepreneur and advocate for CF patients, and has assembled an experienced team of successful biotech executives as co-founders and early investors. The team has extensive experience in discovery, development and commercialization of products in multiple therapeutic areas and RNA therapeutics. Until December 31, 2016, we have raised approximately €133 million in gross proceeds from our initial public offering of shares on the NASDAQ Global Market and private placements of equity securities. In addition, we have received grants, loans and other funding from CF-focused patient organizations and government institutions supporting our program for CF, including from Cystic Fibrosis Foundation Therapeutics, Inc., a subsidiary of the Cystic Fibrosis Foundation and the European Union under their Horizon 2020 research and innovation programme, grant agreement No. 633545. ProQR headquarters are in Leiden, the Netherlands and we have an office in Palo Alto, CA, United States.

Our legal name is ProQR Therapeutics N.V. and we were incorporated in the Netherlands, on February 21, 2012. We reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. Our Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands, telephone number +31 88 166 7000. The name and address of our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

Since September 18, 2014, our ordinary shares have been listed on the NASDAQ Global Market under the ticker symbol PRQR.

B. Business overview

Overview

We are an innovative biopharmaceutical company that discovers and develops RNA therapeutics for a better future for patients with severe genetic rare diseases. Our team of dedicated ProQRians works closely with patient groups and our academic partners and this has led to many successes in the short life-span of the company. Our lead program targets the most common mutation in CF and because of an aggressive and innovative development strategy positive data from a biomarker study in CF patients was presented in 2016. A second clinical trial in CF patients is ongoing and is expected to read out in mid-2017. Our first program targeting an inherited blindness is expected to enter clinical trials during the first half of 2017 and more programs in this therapeutic area are being advanced. The third area that we focus on are debilitating skin diseases, for which we are developing several programs. The first of these is expected to enter clinical trials in 2018. Our diversified pipeline that we presented during a Research & Development Day in 2016 is the result of our in-house discovery engine that we call the innovation unit. This group has been very productive in discovering new programs based upon our toolbox of RNA technologies that we have in-licensed or developed in-house. We currently have discovery programs including programs in Usher syndrome, Fuchs endothelial corneal dystrophy (FECD), Huntington’s disease, amyloid beta related disorders and Friedreich’s ataxia. We believe our strong team, excellent partners and our extensive pipeline will lead to a sustainable future for our company and to accomplish our quest to make a meaningful impact on the lives of patients in need.

QR-010 and Cystic Fibrosis (CF)

CF is a genetic disease that causes early morbidity and mortality. CF currently has no cure. The median age of death for CF patients is 30 years or less, and more than 90% of CF patients die from respiratory failure. To date, all but two of the therapies approved to treat CF patients are designed to treat the symptoms of CF rather than address the underlying cause. CF is caused by mutations in the gene that encodes for a protein called cystic fibrosis transmembrane conductance regulator, or CFTR. Although there are more than 1,900 different genetic mutations that cause CF, the F508del mutation that we are targeting is the most prevalent and is present in approximately 85% of all CF patients in the Western world and approximately 65,000 patients worldwide. In CF patients, this mutated gene and the resulting defective protein lead to the dysfunction of multiple organ systems, including the lungs, pancreas and gastrointestinal tract. In the lung airways, absence of functional CFTR protein leads to unusually thick, sticky mucus that clogs the lungs and increases vulnerability to chronic, lung-damaging infections.

Our lead product candidate in the CF space, QR-010, a first-in-class RNA-based oligonucleotide, is designed to address the underlying cause of the disease by targeting the mRNA defect encoded by the F508del mutation in the CFTR gene of CF patients and restoring CFTR function. QR-010 is designed to be self-administered through a small, handheld aerosol delivery device, or nebulizer, in the form of a mist inhaled into the lungs. In pre-clinical studies we have shown this method could allow maximum exposure of QR-010 to the primary target organ, the lung, as well as significant exposure to other affected organs through systemic absorption into the blood. Based on our extensive pre-clinical studies on safety, delivery and efficacy in relevant cell and animal models we started two global clinical studies of QR-010 in 2015. During the North American Cystic Fibrosis conference (NACFC) from October 26 – 29, 2016 we presented positive results from PQ-010-002, a proof-of-concept trial demonstrating that QR-010 restores CFTR function in the nasal linings of patients that are homozygous (who carry two allelic copies) of the F508del mutation. CFTR is the protein channel that is defective in patients with CF, and presence or absence of function of CFTR can be measured by an important biomarker called the nasal potential difference, or NPD, assay. Following four weeks of topical therapy, QR-010 improved the CFTR-mediated total chloride response, a direct measure of CFTR function. This was confirmed by the restoration of other indicators of CFTR function, such as the sodium channel activity. In subjects that were compound heterozygous (who carry one copy of the F508del mutation and one other disease causing mutation), no meaningful difference was measured. QR-010 was observed to be well-tolerated in all subjects.

Besides the completed NPD trial, we are running a second clinical trial. This Phase 1b clinical trial, which we refer to as PQ-010-001, is a randomized, double-blind, placebo-controlled, 28-day dose-escalation trial that is being conducted in 27 sites in North America and Europe. The primary endpoint of the trial is to evaluate the safety, tolerability and pharmacokinetics, of single and multiple ascending doses of inhaled QR-010 in approximately 64 CF patients carrying two copies (homozygotes) of the F508del mutation. This trial will also assess a number of exploratory efficacy endpoints, although the trial is not powered for statistical significance on these endpoints. The single dose portion of the trial has been completed. No dose-limiting toxicity was observed up to the highest dose tested. We expect to report top-line data from the full trial in mid-2017.

In July 2016, QR-010 received Fast Track designation from the FDA for the treatment of patients with CF due to the F508del mutation. Fast Track designation is granted by the FDA to drugs that are under development for serious conditions and have the potential to fulfill an unmet medical need. It was established with the intention to bring promising drugs to patients sooner by facilitating the development with more frequent FDA interactions and expediting the review process.

QR-010 has been granted orphan drug designation in the United States and the European Union for CF. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity. This exclusivity precludes the U.S. Food and Drug Administration, or FDA, or the European Medicines Agency, or EMA, as applicable, from approving another marketing application for the same or, in the European Union, a similar drug for the same indication for that time period, unless the later product is clinically superior. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

QR-110 and Leber’s Congenital Amaurosis Type 10 (LCA 10)

LCA is the most common genetic cause of blindness in childhood. LCA is caused by a genetic defect in 19 or more associated genes. Classification of LCA is based on the disease causing gene. The most frequently mutated LCA gene in LCA patients in North America and Europe is CEP290 that is associated with LCA Type 10 (LCA 10). The most common mutation is the p.Cys998X (also known as c.2991+1655A>G) in the CEP290 (Centrosomal protein of 290 kDa) gene. Although diagnosis rates vary, based on our estimations we believe this mutation occurs in approximately 2,000 patients in the Western world. Most patients affected by this mutation lose sight in the first few years of life. There is currently no disease modifying therapy available on the market or being tested in clinical development for this specific subtype of the disease. In LCA 10 patients, this mutation leads to significant decrease of active CEP290 protein in the photoreceptor cells in the retina in the eye. The absence of this essential protein causes blindness.

Our lead product candidate in the LCA 10 space, QR-110, a first-in-class oligonucleotide, is designed to treat the disease by repairing the underlying cause in the mRNA, which results in the production of wild-type CEP290 protein. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to a defective mRNA and non-functional CEP290 protein. QR-110 is designed to bind to the mutated location in the pre-mRNA, thereby leading to normally spliced or wild-type mRNA, which could produce wild-type or normal protein. QR-110 is designed to be administered through intravitreal injections in the eye. We believe the activity in pre-clinical models of LCA 10 provides support for the clinical development and therapeutic potential of QR-110. In studies conducted with QR-110 using relevant pre-clinical LCA 10 models, QR-110 was observed to restore CEP290 wild-type mRNA and protein levels. It was observed that QR-110 restored CEP290 mRNA and protein levels in primary LCA 10 fibroblasts from patients that are homozygous for the p.Cys998X mutation to approximately 100% of wild-type and to approximately 50% of wild-type in cells from compound heterozygous patients. It was also observed that QR-110 reaches the correct layer of the retina (the outer nuclear layer) after administration by intravitreal injections. In a 3D optic cup organoid model QR-110 showed restoration of CEP290 wild-type mRNA in a dose dependent manner. In the first half of 2017 we intend to start our first clinical trial directly in LCA 10 patients. There is recent precedent for an accelerated development path in another LCA mutation, and we believe this accelerated development pathway can also be applied to QR-110.

QR-110 has been granted orphan drug designation in the United States and the European Union for LCA.

QR-313 and Dystrophic Epidermolysis Bullosa (DEB)

Dystrophic epidermolysis bullosa (DEB) is a genetic orphan disease of the skin and other mucosal membranes. The hallmark of the disease is severe blistering and poorly healing wounds that result from minimal pressure. Patients with the recessive form of DEB (RDEB) have a limited life expectancy and low quality of life. Patients with the dominant form (DDEB) have variable expression of the disease but is also associated with significant morbidity. There is currently no treatment for DEB. Aggressive and costly palliative care provided to these patients does not address the underlying cause of the disease. DEB is caused by mutations in the COL7A1 gene which leads to an absence of functional collagen type VII (C7) protein which is essential for formation of anchoring fibrils that link the epidermis to the dermis.

We are developing a single-stranded oligonucleotide, QR-313, for patients with DEB caused by mutations in a specific part of the COL7A1 gene called exon 73. QR-313 is designed to exclude exon 73 from the COL7A1 mRNA. Skipping of exon 73 leads to an mRNA that is translated into a truncated, but functional COL7A1 protein that is able to form anchoring fibrils that should improve the stability of the skin. There are multiple mutations associated with DEB, several of which lie within exon 73.

QR-313 is being formulated in a hydrogel that will be applied topically to existing wounds in patients with DEB. QR-313 is designed to restore functional COL7A1 protein with the aim to facilitate wound healing and protect against future blistering. In pre-clinical models skipping of exon 73 by QR-313 has been observed in a 3D human full thickness skin model. If this exon skipping approach is proven to be of benefit for DEB patients, there may be other COL7A1 mutations that can be targeted with an approach similar to QR-313.

Innovation pipeline

The innovation unit is our internal discovery engine, which we use to discover additional molecules through internal research and external collaborators. These pipeline programs are based on our multiple RNA technologies that were discovered internally or in-licensed. We have a rigorous evaluation process in identifying programs that are ready to leave the innovation unit and move into development. The criteria include established genetic causality, ability to deliver to the target organ, intellectual property protection, strong pre-clinical proof of concept, and a high unmet need. Our early stage programs are in various stages of discovery and target different severe genetic disorders where we believe our technologies have the potential to make a life altering impact for affected patients. These include programs for Usher syndrome and Fuchs endothelial corneal dystrophy (FECD) both areas of ophthalmology with high unmet medical need. We further have programs in our central nervous system, or CNS, franchise for Huntington’s disease and amyloid beta related disorders. In our neuromuscular franchise we have a program for Friedreich’s ataxia.

Our Strategy

We are dedicated to improving the lives of patients and their loved ones through the development of RNA-therapies for severe genetic orphan diseases. We have an initial focus on patients with CF, LCA 10 and DEB. Key elements of our strategy include:

•	Develop drugs for patients in need. Through our patient-centric approach we work to develop best-in-class therapies and to advance the understanding of conditions that we target. As RNA Therapies have become an established modality we are translating new applications in a pipeline of products for patients suffering from rare diseases. We believe this strategy enables us to build a sustainable independent business.

•	Independently develop and commercialize QR-010 for the treatment of CF. Our lead product candidate in the CF space, QR-010, has generated compelling data in pre-clinical studies and a first clinical trial in CF patients. We believe these data support the potential of QR-010 as a disease-modifying therapy for CF patients. We are currently running a second global clinical trial of QR-010 that will enroll approximately 64 CF patients with two copies of the F508del mutation. Top-line data is expected in mid-2017. We are studying applications of RNA technologies for CF mutations other than F508del. We intend to commercialize QR-010 ourselves, if approved, and retain all commercial rights in major markets.

•	Rapidly advance our ophthalmology franchise, including QR-110 for the treatment of LCA 10. We recognize the great opportunity for oligonucleotides in the ophthalmology space and therefore have established an ophthalmology franchise that now has one program in development and several in the discovery pipeline. These include LCA 10, Usher syndrome and Fuchs endothelial corneal dystrophy (FECD). We are developing QR-110 to treat patients with the most common mutation causing LCA, the leading genetic cause of blindness in childhood. We conducted further pre-clinical studies during 2016 and expect to start our first clinical trial in LCA 10 patients in the first half of 2017.

•	Utilize our proprietary RNA technologies and know-how to develop additional product candidates targeting genetic diseases with high unmet medical need. We are developing a product pipeline targeting severe genetic diseases that have significant unmet need and are caused by mutations that we believe can be treated with our RNA technologies. We are currently working on approximately 100 potential target indications in several therapeutic areas and have organized our discovery effort in franchises such as respiratory, ophthalmology, dermatology, CNS and neuromuscular disorders.

•	Leverage our pipeline through considering out-licensing, spinouts or collaborative partnerships. We plan to continue to advance the programs and technologies in our discovery pipeline and ensure that these programs have the potential to make an impact for patients in these areas of unmet need, we will consider strategic alternatives that include spinouts, out-licensing or collaborative partnerships with pharmaceutical companies. These partnerships may provide us with further validation of our approach, funding to advance our product candidates and access to development, manufacturing and commercial expertise and capabilities.

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

In the maturing RNA therapeutics space and the developments in understanding their potential, we have gathered a toolbox of different novel RNA technologies with which we believe we target defective mRNA in order to restore protein functionality. Our goal to restore translation of functional proteins is unlike other approaches in the RNA therapeutics field, such as RNAi and antisense that use RNA molecules to downregulate genes. Our molecules are single-stranded RNA-based oligonucleotides that are chemically modified (phosphorothioate backbone and 2’ O-methyl modifications) so that no vector or envelope is needed for delivery. We believe these RNA approaches will allow us to develop novel therapies for genetic disorders that are currently untreatable or have limited effective treatment options.

Our product candidates

In selection of discovery programs to bring into our development pipeline we apply a rigorous process of review by a committee of internal and external scientific experts and thought leaders to all key aspects of a program. Among others we look at the following criteria:

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

We believe our current pipeline represents a mix of high-value indications where we can make a big impact to the lives of patients:

Program pipeline

Patient Centric Approach

ProQR aims to develop best-in-class therapies as well as to improve patient care through awareness, education, and advancing the understanding of conditions that we target. In order to achieve this goal, ProQR strives to integrate the patient voice into our decision-making throughout the drug development process. Because we believe that a patient-centric strategy is crucial to our success, we have established the Patient and Medical Community Engagement (PMCE) team. This dedicated team’s purpose is to listen to and represent the patient voice internally as well as to collaborate externally with the communities we serve.

Cystic Fibrosis

Cystic Fibrosis Background

CF is the most common fatal inherited disease in the Western world and affects an approximately 65,000 patients worldwide. There is no cure for CF. CF patients require lifelong treatment with multiple daily medications, frequent hospitalizations and ultimately lung transplants, which can extend life for five years on average. The quality of life for CF patients is compromised by approximately four hours of self-care per day and frequent outpatient doctor visits and hospitalizations.

CF is caused by mutations in a gene that encodes the CFTR protein. The CFTR protein channel regulates the movement, or efflux, of specific ions in and out of the cells of organs like the lungs, pancreas and gastrointestinal tract. Through regulation of these ions, the amount of salts in the fluid both inside and outside the cell remains balanced. In CF patients, however, the CFTR protein is defective and cannot perform its normal function of transporting ions across the cell membrane, and this results in an environment characterized by thick mucus in vital organs such as the lung, the pancreas and the gastrointestinal tract. The figure illustrates a defective CFTR protein hampering the efflux of chloride in lung epithelial cells.

Chloride ion flow by wild-type CFTR and F508del CFTR

The lack of functional CFTR in CF patients is particularly problematic in the lungs, where the build-up of thick mucus obstructs parts of the lung, allows bacteria to grow unfettered and impairs the functionality of the local immune system. Of all the manifestations of CF, lung disease is the most critical and is characterized by a combination of airway obstruction, infection and inflammation such that more than 90% of all CF patients die of respiratory failure. In the pancreas, the buildup of mucus prevents the release of digestive enzymes that help the body break down food and absorb important nutrients. In the GI tract, the thick mucus leads to impaired ability to absorb nutrients. The median age of death for all CF patients is 30 years or less.

According to the medical literature, restoration of as little as approximately 15% of wild-type CFTR function in CF patients should result in a therapeutic benefit.

Cystic Fibrosis Genetics

CF is an autosomal recessive disease. A normal, healthy gene has two alleles that encode for a given protein. In an autosomal recessive disease such as CF, a patient has a mutation in both alleles. Non-affected carriers have a mutation in only one of the alleles. CF patients have a defect in the gene encoding for the CFTR protein, and they either have two copies of the same mutation, referred to as homozygotes, or one copy of two different mutations, referred to as compound heterozygotes. Although over 1,900 CF-causing gene mutations have been identified, approximately 85% of CF patients in the Western world are affected by the F508del mutation. Of which approximately 45% are homozygous for the F508del mutation and approximately 40% are compound heterozygous for the F508del mutation.

In the F508del mutation, the genetic defect is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene that results in the transcription of defective mRNA, which results in the production of CFTR protein that is misfolded and can neither migrate to its normal location on the surface of epithelial cells nor perform its normal function.

Cystic Fibrosis Incidence and Diagnosis

CF affects one out of 3,500 live births in the United States and one out of 2,500 live births in Western Europe. Many individuals are also non-affected carriers of a mutated CFTR gene. Carrier results across ethnic groups in the United States are well established, and reports from the American College of Obstetricians and Gynecologists indicate rates of one out of 25 in non-Hispanic Caucasians, one out of 58 in Hispanic Caucasians, one out of 61 in African Americans, and one out of 94 in Asian Americans. While the life expectancy of CF patients has improved over the last three decades, the median age of death is still only 30 years or less.

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

Approaches to the Treatment of Cystic Fibrosis

Treatment overview

There is no cure for CF, and to date, all but one of the therapies approved to treat CF patients have been designed to treat the symptoms rather than address the underlying cause. CF patients require lifelong treatment with multiple daily medications, frequent hospitalizations and ultimately lung transplant, which is life-extending but not curative. In the United States, the average CF patient incurs approximately $50,000 per year in expenses for outpatient medications and services and substantial additional costs for frequent hospitalizations. As the median age of death for CF patients is 30 years or less, this results in an average lifetime cost per CF patient in the U.S. of $1,350,000 in outpatient expenses alone. CF patients who can be treated with Vertex’s Kalydeco or Orkambi have additional annual costs of approximately $300,000. Standards of care are generally similar across Western European nations.

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

Potentiators for certain non-F508del mutations

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

The F508del mutation affects approximately 85% of CF patients in the Western world. Unlike the “gating” mutations, F508del is a “processing” mutation, and as such, CFTR with the F508del mutation is not expressed at the cell surface and cannot be potentiated by small potentiating molecules like Kalydeco.

Potentiator/corrector combination for F508del mutations

For patients aged 6 years and above and homozygous for the F508del mutation, Vertex Pharmaceuticals has received regulatory approval for Orkambi. Orkambi is a fixed-dose combination of lumacaftor and ivacaftor (Kalydeco). Lumacaftor is a new molecular entity also referred to as a CFTR “corrector” that is purported to work by stabilizing and promoting the folding of the defective F508del CFTR and thereby increasing the likelihood that the CFTR channel will be found at the cell membrane. Kalydeco purportedly potentiates the activity of CFTR channel at the cell surface. We believe the clinical benefit of Orkambi for many homozygous F508del patients is not commensurate with the benefit demonstrated by Kalydeco in the G551D population, but is comparable to some of the symptom relief medications approved for use with CF. Approximately 12,000 US patients could be treated with Orkambi at an estimated annual cost of approximately $260,000 in addition to the cost of standard of care. We believe these studies validate that F508del CFTR is a treatable target and indicate there is need for more efficacious therapies.

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

Our RNA Approach

QR-010 is a first-in-class RNA oligonucleotide designed to address the underlying cause of the disease by targeting the mRNA in CF patients that have the F508del mutation. QR-010 is designed to bind to the defective CFTR mRNA and restore CFTR function. We believe we are currently the only company pursuing this novel approach for CF patients.

QR-010 for Treatment of CF

We are developing QR-010 as an inhaled treatment for CF patients. QR-010 is a single stranded RNA oligonucleotide designed to restore CFTR function in CF patients with the F508del gene mutation. QR-010 is 33 nucleotides long and is designed to bind to the CFTR mRNA sequences that are adjacent to the deleted F508del region of the mRNA.

The figure below represents, from left to right, wild-type CFTR function in a normal cell, impaired CFTR function in a cell with a F508del mutation and a F508del mutated cell treated with QR-010, which would be expected to result in restoration of chloride efflux.

Chloride ion flow: restoration

through QR-010 treatment

Clinical Development for QR-010

We conducted two clinical trials of QR-010 in parallel. Study PQ-010-002 is a proof-of-concept trial evaluating topical administration of QR-010 and its effect on the nasal potential difference (NPD), a biomarker of CFTR function. This trial opened for enrollment in September 2015 and was completed in September 2016. Study PQ-010-001 is a Phase 1b safety and tolerability trial. This trial opened for enrollment in June 2015 and is currently enrolling.

PQ-010-002 Proof-of Concept NPD study

The NPD assay is a standard test for detection and quantification of CFTR function in the airways in CF patients. The NPD test is a well-accepted diagnostic tool and has been used in multiple therapeutic intervention trials to demonstrate the restoration of CFTR mediated ion transport in pre-clinical animal models and in CF patients. Our trial was designed to investigate the ability of QR-010 to restore CFTR function in patients. Restoration of CFTR function has been observed in pre-clinical NPD studies using mouse models. The primary outcome measure was to determine the effect of topical administration of QR-010 to the nasal mucosa on the restoration of CFTR-mediated chloride transport as measured by NPD in CF patients with the F508del CFTR mutation. Secondary endpoints included maximal basal potential difference reflecting sodium channel activity. Nasal administration is not the intended route of administration for QR-010. However, the nasal epithelium is the most accessible site for measuring CFTR function in humans and provides a human model of epithelial cell uptake and restoration of CFTR function. All subjects were adults over 18 years old with CF either homozygous for the F508del mutation or compound heterozygotes with one copy of the F508del mutation and one copy of another disease causing mutation. The trial was conducted in five sites in the U.S., France and Belgium. QR-010 was administered intranasal 5 mg in each nostril 3 times weekly for 4 weeks (12 doses). The NPD measurements were done at baseline, after 6 doses (Day 15), after 11 doses (Day 26) and 21 days after the last dose (Day 47).

Topline results were reported at the North American CF Conference (Sermet-Gaudulus, Pediatr Pulmonol 2016 Suppl 45:485) in October 2016. In the per-protocol population of subjects homozygous for the F508del mutation meeting the pre-specified inclusion criteria (n=7), the average change from baseline in NPD at day 26 was statistically significant, -4.1 mV (p=0.0389). This finding was supported by a change in sodium channel activity (specifically, a measure called max basal potential difference, or PD) and other sensitivity analyses of the NPD measurements, all pointing to strong evidence of restoration of CFTR activity. In subjects compound heterozygous for the F508del mutation, the average change from baseline in NPD was not significantly different at day 26. A responder analysis of individual subjects assessing the impact of the second mutation is currently ongoing. QR-010 administered via the intranasal route was observed to be well tolerated.

QR-010 improves CFTR function in F508del homozygous

CF patients as measured by NPD

N= 7 (per protocol population). Parameter = within subject change from baseline in Cl-free+iso. Average both nostrils. Baseline = average of 2 most recent pre-dose assessments. P = one-sided 5% paired t-test.

We observed from the results of this trial that QR-010 improved CFTR function in homozygous F508del patients as evidenced by both the increase in CFTR activity measured in the CFTR-mediated total chloride response and the decrease in sodium channel activity as measured by the max basal potential difference. The magnitude of the change observed in this trial is similar to that published for other commercially available treatment in CF patients with the G551D mutation and superior to data published for lumacaftor in patients with the F508del mutation.

Putting QR-010 clinical NPD results in perspective

PQ-010-001 Phase 1b Safety and Tolerability Trial

This clinical trial with QR-010 is a Phase 1b, randomized, double-blind, placebo-controlled, 28-day dose-escalation trial to evaluate the safety, tolerability and pharmacokinetics of QR-010. The trial includes CF patients that are homozygous for F508del and age 18 years and above. The trial is being conducted at 27 sites in North America and select EU countries and will enroll approximately 64 patients. The trial consists of 4 cohorts of ascending single dosed and 4 cohorts of ascending multiples doses (12 doses over 4 weeks). In each cohort, randomization is 3:1, meaning that 6 patients will receive QR-010 and 2 patients will receive placebo.

QR-010 is given as a nebulized solution to the lower airways after chest physiotherapy, which is a standard procedure used with other currently administered inhaled medications. This method of drug administration is common in CF patients. The primary outcome measures are to characterize safety, tolerability and pharmacokinetics of QR-010 in CF patients. Pharmacokinetics will be assessed in serum, urine and sputum. These measurements will allow us to establish the safety for QR-010 as well as give indications of uptake into the lung and systemic circulation in order to provide PK/PD information to design our future trials. We are also assessing exploratory efficacy outcome measures, including lung functionality, chloride levels in sweat, weight gain and other quality-of-life measures specific to CF. In October 2016, we reported that the single dose portion of the trial consisting of 4 cohorts has been completed. No dose-limiting toxicity was observed up to the highest dose tested. The dose escalating multiple-dose trial (12 doses administered over 4 weeks) is currently enrolling cohort 7 and topline results are expected to be available in mid-2017. Further update on enrollment will be provided at the European Cystic Fibrosis Conference (ECFS).

PQ-010-003 Phase 2 Trial

PQ-001-003 is currently planned as a Phase 2 multicenter, randomized, double-blind, placebo-controlled 12-week trial to evaluate the safety, efficacy, and pharmacokinetics of QR-010 in cystic fibrosis subjects with the F508del mutation. The trial will be conducted at clinical centers in North America, EU and possibly other countries. We anticipate to begin recruitment for this trial in 2018.

Inhaled administration of QR-010

To achieve broad distribution to CF-affected organs, we deliver QR-010 through inhalation by means of a small handheld nebulizer, a method of drug delivery used to administer medication in the form of a mist inhaled into the lungs. On October 8, 2014 we entered into an agreement with PARI Pharma GmbH, pursuant to which the Company is granted an exclusive license to the use of PARI’s eFlow technology for the administration of oligonucleotide-based drugs in the F508del mutation in cystic fibrosis. The nebulizer device rapidly and efficiently processes a therapeutic agent through the microscopic holes of a mesh and creates a mist to provide rapid and consistent delivery to the lungs. Commercially-available nebulizers are currently used for other CF therapies and in other clinical studies involving inhaled oligonucleotides.

Bio-distribution of QR-010 to organs in wild-type and CF-like lung phenotype

Pre-clinical evidence for QR-010

As shown in the figure, after orotracheal delivery of QR-010 to the lungs of wild-type mice and mice specifically engineered to have a CF-like lung phenotype, called the betaENaC overexpressing mouse, we observed significant exposure of QR-010 to the lungs as well as to other CF-affected organs with no significant difference between wild-type and betaENaC overexpressing mice. We believe this beneficial bio-distribution pattern may potentially allow us to treat not just the lung but also other organs affected by CF and shows that the thick mucus layer that is present in the lungs of CF patients is unlikely to be a barrier for uptake of QR-010. We believe this method will allow maximum exposure of QR-010 to the primary target organ, the lung, as well as significant exposure to other affected organs through systemic absorption into the blood.

We have conducted extensive in vitro and in vivo pre-clinical studies that support the development and therapeutic potential of QR-010. QR-010 has been shown to increase the function of CFTR as demonstrated by enhancing chloride efflux in vitro and in vivo models that carry the same mutation as F508del patients. In vitro QR-010 demonstrated improved chloride ion efflux in a fluorescent chloride ion indicator, or MQAE, assay and in a well-accepted model, the Ussing Chamber assay using human bronchial epithelial cells with the F508del mutation. Most notably, and distinct from other molecules in development for CFTR mutation specific molecules, in two independent in vivo activity assays in F508del-CFTR mice that are similar to human diagnostic tests, QR-010 restored CFTR function up to wild-type levels. The first was a study of Nasal Potential Difference, or NPD, in F508del-CFTR mice in which QR-010 restored NPD in response to specific stimuli to normal levels. The second was a saliva secretion assay, a mouse equivalent of the sweat chloride test, in which QR-010 restored saliva secretion to normal levels in female mice.

Research Grants

In August 2014, we entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide us with up to $ 3 million to support the clinical development of QR-010. In 2015, the Company and its academic partners received a grant from the European Union under the Horizon 2020 research and innovation programme under grant agreement No. 633545. The maximum amount of € 6.0 million was granted to support the clinical development of QR-010. In 2016, ProQR also received additional tranches totaling €0.4 million under the Innovation credit program or “Innovatiekrediet” by the Dutch government, through its agency RVO (previously: “AgentschapNL”) of the Ministry of Economic Affairs, for the cystic fibrosis development program.

Leber’s Congenital Amaurosis

LCA Background

LCA is the most common genetic cause of blindness in childhood. We believe that the p.Cys998X mutation (also known as c.2991+1655A>G) in the CEP290 (Centrosomal protein of 290 kDa) gene is the most prevalent mutation which generally accounts for the most severe disease phenotype (LCA 10). Patients affected by this mutation typically lose sight in the first years of life. In LCA 10 patients, this mutation leads to significant decrease in CEP290 protein within the photoreceptor cells in the retina. Clinical features of CEP290-mediated LCA include loss of vision, involuntary eye movement or nystagmus, abnormalities of pupil reactions and no detectable photoreceptor electrical signals on electroretinography (ERG).

Representation of the p.Cys998X

mutation causing LCA 10

LCA Genetics

The p.Cys998X mutation is a single nucleotide substitution in the CEP290 gene that creates a new splice site, also called a cryptic splice site, between exon 26 and 27. During the splicing of the pre-mRNA this causes a part of the intron, or pseudoexon, to be included in the mRNA. The pseudoexon contains a premature stop codon thus the mRNA is not translated into the full length CEP290 protein. The CEP290 protein is involved in the formation and stability of the connecting cilium in photoreceptor cells, which facilitates the transport of proteins from the inner segment to the outer segment of the cell. When CEP290 is absent, there is a disturbance in normal protein transport to the outer segments which provokes the shortening of the outer segment and its inability to perform its light transducing function.

LCA Prevalence and Diagnosis

LCA is caused by a genetic defect in 20 or more associated genes. The most common mutation is the p.Cys998X in the CEP290 gene causing LCA 10. Although diagnosis rates vary, our estimations indicate this mutation to occur in approximately 2,000 patients in the Western world.

Patients are initially diagnosed through the presence of clinical symptoms. Nystagmus, rapid involuntary movements of the eyes, tends to be the first symptom visible as well as oculo-digital signs comprising eye poking, pressing, and rubbing, in the most severe cases; vision impairment or blindness becomes obvious as age increases. After ophthalmological examination, LCA is diagnosed. A genetic screening including all known mutations causing LCA is performed to confirm the diagnosis and determine the type of LCA in order to give the patient the most accurate prognosis possible (approximately 30% of all patients carry a mutation that has not been described to date).

Approaches for the Treatment of LCA 10

There are currently no disease modifying treatments approved or potential treatments in clinical trials for patients with p.Cys998X associated LCA 10, a form of LCA. There are other approaches in pre-clinical development for the p.Cys998X mutation that target the disease at the DNA level. The eye is highly suitable for oligonucleotide therapies as it is a contained organ with physical cellular barriers (i.e. efficient blood-retina barrier and lack of efferent lymphatics) which strongly limits the free entry and exit of cells and larger molecules in and out of the eye therefore limiting the systemic exposure of locally administered therapies.

QR-110 for LCA 10, splice correction for

p.Cys998X CEP290 mRNA

QR-110 binds to pre-mRNA and silences the cryptic splice site leading to production of normal mRNA

QR-110 for the treatment of LCA 10

Our lead product candidate in the LCA 10 space, QR-110, is a first-in-class single stranded RNA oligonucleotide of 17 nucleotides long. It is designed to treat the disease by binding to the pre-mRNA and thereby silencing the cryptic splice site caused by the p.Cys998X mutation. The splicing machinery can thus splice the pre-mRNA correctly resulting in normal mRNA and we expect the production of full-length functional wild-type CEP290 protein. The intended route of delivery is through intravitreal injection.

Clinical Development for QR-110

We believe the activity seen in our pre-clinical models of LCA 10 provides strong support for the clinical development and therapeutic potential of QR-110. Currently, we are finalizing pre-clinical good laboratory practice, or GLP, safety studies and work to start our first clinical trial in LCA 10 patients.

We expect to commence clinical development of QR-110 in the first half of 2017 with the initiation of a Phase 1b/2 clinical trial. This trial is an open label trial evaluating multiple doses of QR-110 at different dose levels. Eligible subjects will be LCA 10 patients that are homozygous or compound heterozygous for the p.Cys998X mutation. The primary objective will be to evaluate the safety and tolerability of QR-110 administered via intravitreal injection in subjects with LCA 10 due to the p.Cys998X mutation. Secondary objectives will include the assessment of pharmacokinetics and efficacy as assessed by specialized ophthalmic tests.

Pre-clinical evidence for QR-110

We have conducted in vitro and in vivo pre-clinical studies that we believe support the clinical development to explore the therapeutic potential of QR-110.

QR-110 assessment in patient fibroblasts

Since QR-110 targets the splicing process, the most direct measurable outcome of activity is the profiling and quantification of CEP290 transcripts (wild-type and mutant) and protein before and after treatment. In pre-clinical studies to date, QR-110 has demonstrated restoration of CEP290 wild-type (correctly spliced) mRNA and protein in cultured fibroblast cells of LCA 10 patients homozygous and compound heterozygous for the p.Cys998X mutation.

Homozygous cells (p.Cys998X/p.Cys998X; LFB-3) (figure A)

Compound heterozygous cells (p.Cys998X/p.Lys1575X; LFB-6) (figure B)

Effect of QR-110 at the mRNA and protein level in fibroblast cells from LCA 10 patients that are A) homozygous and B) compound heterozygous for the p.Cys998X mutation. Normalized wild-type and mutant CEP290 mRNA expression (copies/ng) after transfection of LCA 10 fibroblasts with QR-110, analyzed with one-step ddPCR. For protein data (Western Blot), expression is shown relative to control cells without the mutation. Error bars show mean with SEM. *p<0.05, **p<0.01, ***p<0.001, vs. mock treated cells, Student’s t-test.

The figure above summarizes the observations from our pre-clinical data that treatment with QR-110 may be able to increase the expression of wild-type CEP290 mRNA and protein in fibroblast cells from LCA 10 patient that are homozygous for the p.Cys998X mutation. Furthermore, we observed that treatment with QR-110 resulted in a decrease in levels of mutant mRNA (figure A, left and center). The mRNA and protein profile restoration trend is also observed in LCA 10 fibroblasts that are compound heterozygous for the p.Cys998X mutation (figure B, left and center).

Changes in the mRNA profile are supported by a wild-type CEP290 protein increase illustrated by Western blot. Results demonstrate that in LCA 10 fibroblasts that are homozygous for the p.Cys998X mutation, in vitro treatment with QR-110 restored CEP290 protein levels to that of control cells (figure A, right panel). In LCA 10 fibroblast that are compound heterozygous for the p.Cys998X mutation, QR-110 treatment in vitro restored CEP290 protein levels to ~50% of control cells (figure B, right panel). This is expected since in these compound heterozygous cells only one mutated allele carries the p.Cys998X mutation and therefore only one allele can be targeted by QR-110 treatment. It is worth it to point out that patients that are heterozygous for the p.Cys998X mutation, with one normal allele and one allele carrying the p.Cys998X mutation, are asymptomatic. This indicates that correction of one diseased allele could be enough to prevent or stop progression of the disease.

QR-110 activity in optic cup model

Optic cups are a retinal organoid model derived from fibroblasts of a LCA 10 patient harvested through skin biopsies. The cells are reprogrammed into induced pluripotent stem cells, or iPSC, and later differentiated into retinal pigmented epithelium cells and neural retinal cells, also known as three-dimensional optic cups.

Optic cups constitute a convenient and clinically relevant model system to thoroughly study the mechanisms of inherited retinal degeneration since, unlike the classic cell models, these 3D organoids simulate the disease phenotype and provide an appropriate cellular model with the genetic mutations in genomic context.

The clinical and molecular relevance of the optic cup model, coupled with the absence of an animal model, makes the optic cup the best model in which to simulate the mechanisms of CEP290 LCA and effectively test the potential of QR-110.

LCA 10 patient derived optic cups were exposed to QR-110. First, we observed from the results that QR-110 is able to enter the cells without use of any transfection agents. Second, QR-110 elicited a dose-dependent restoration of CEP290 wild-type mRNA expression. And third, increased CEP290 mRNA expression was also associated with a commensurate decrease in mutant CEP290 mRNA.

Generation of LCA 10 patient iPSC-derived optic cups

QR-110 increases wild-type CEP290 mRNA levels in a

dose-dependent manner in LCA 10 optic cups

LCA 10 p.Cys998X homozygous patient fibroblasts were reprogrammed into iPSC which were differentiated into optic cups for 96 days and treated with different amounts of QR-110 for another 28 days (Parfitt et al. 2016) and analyzed using end-point PCR.

Retinal Distribution of QR-110

Labelled QR-110 (green) administered via intravitreal injection into wild-type mice eyes. We demonstrated that QR-110 enters the target cells of the retina, including the photoreceptor cells. QR-110 was detected 60 days (the maximum time point tested) following a single injection.

QR-110 reaches target cells after intravitreal injection

Retinal distribution of 6FAM-labelled QR-110 following single intravitreal injection of 100 µg in wild-type mice.

Dystrophic Epidermolysis Bullosa

DEB Background

Epidermolysis bullosa (EB) is a rare genetic disorder, primarily manifesting as a debilitating disease of the skin and mucosal membranes. It is characterized by mechanical fragility of epithelial tissues, blister formation, scarring and, in some subtypes, involvement of multiple other organs. EB is classified into four main subtypes, namely EB simplex (EBS), junctional EB (JEB), dystrophic epidermolysis bullosa (DEB), and Kindler Syndrome (KS). The four main EB subtypes are distinguished by the level of the skin at which blisters develop.

In DEB the outer layer of the skin, the epidermis, separates from the inner layer, the dermis. This separation renders the skin fragile and causes severe blistering and scarring. All mucosal membranes are affected in DEB, therefore blistering is not limited to the skin, but is also present in the mouth, esophagus and downstream intestines.

DEB is usually a chronic, seriously debilitating disease with a shortened life expectancy due to malnutrition, infections, and malignancies.

DEB Genetics

The disease is caused by mutations in the COL7A1 gene. This gene is responsible for the production of a protein called collagen type VII (also referred to as C7), which is a major component of the anchoring fibril located below the basement membrane in the upper dermis that normally links the epidermis and the dermis together. DEB causing mutations occur more often in certain parts of the gene. One of those parts is exon 73.

DEB Prevalence and Diagnosis

DEB is a genetic disease that in some cases is inherited as an autosomal dominant (DDEB) and in others as an autosomal recessive trait (RDEB). The prevalence of DEB could differ across countries due to founder effects and differences in ethnic composition. While spatial variations, compounded with the scarcity of available data, make accurate calculations difficult, the estimated number of DEB patients in the western world is approximately 6,000 of which approximately 2,000 have mutations in exon 73.

Diagnostic testing for DEB is based the identification of the level of skin cleavage via immunofluorescence antigen mapping with C7 specific antibodies and/or determination of anchoring fibrils using transmission electron microscopy on, preferably, newly formed blisters.

Approaches for the Treatment of DEB

Currently no disease modifying treatment is available for DEB. Palliative treatment is the only treatment available for DEB patients and constitutes a time-consuming daily activity. Palliative treatment primarily consists of 1) treatment of (new) blisters by puncturing and draining blisters to prevent further spread from fluid pressure, 2) wound management to prevent infections, 3) prevention of skin trauma to avoid new blister formation, and 4) pain and itch relief.

QR-313 for the treatment of DEB

QR-313 is designed to specifically target mutations in exon 73 of the COL7A1 gene. QR-313 binds to a specific sequence in the COL7A1 pre-mRNA, thereby excluding exon 73 from the mature mRNA. This leads to a shortened version of the C7 protein that is functional in the formation of anchoring fibrils.

Because of the exon skipping approach, QR-313 is not specific to a single mutation but instead targets any mutation contained in exon 73.

Functional C7 protein: Restoration through QR-313 Treatment

Schematic shows pathway for generation of C7 protein in the healthy and disease situations (left and center diagrams, respectively). Hybridization of QR-313 to a specific sequence in COL7A1 pre-mRNA results in the exclusion of exon 73 from the mRNA, which leads to the production of a truncated but still functional C7 protein (right diagram).

Pre-clinical evidence for QR-313

Clinical development of QR-313 focusses on topical delivery in the wounded skin of patients, with the aim of improved wound healing and reduced skin fragility. Therefore we aim to formulate QR-313 into a hydrogel for wound application that can be incorporated in the standard of care of patients.

Activity of QR-313 after topical application on human skin equivalents

In order to investigate topical delivery and exon skip potential of QR-313 we used Human Skin Equivalents, or HSEs. HSEs are an often used model to mimic the human skin. They are composed of both a dermal layer containing fibroblasts and an epidermal layer containing keratinocytes. The keratinocytes are fully differentiated to form all the different layers in the epidermis, including the stratum corneum. The culturing of HSEs is done at the air-liquid interface and therefore mimics the human situation. Moreover, by removing the epidermis from a portion of the skin equivalent, the blister phenotype of DEB can be modeled.

Cy5-labeled QR-313 in a hydrogel formulation was used in HSEs where a DEB blister was mimicked by removal of part of the epidermis. The figure below shows that diffusion of QR-313 into the dermis was observed both in the middle of the blister (blister bed) and at the edge of the blister (blister edge). QR-313 is not able to penetrate intact HSEs, and ex vivo skin (not shown).

Delivery of Cy5-Labeled QR-313 Formulated in a Hydrogel

After 24 hour treatment (indicated at left of picture rows), HSE pieces (indicated at top of picture columns) were analyzed. QR-313 is depicted in red, nuclei are depicted in blue. White dotted line represents border between epidermis and dermis.

To examine the ability of QR-313 to induce exon skipping in dermal fibroblasts, we separated the epidermis from the dermis from the 24-hours incubated HSEs. RNA isolation was performed and analyzed for exclusion of exon 73 using RT-PCR. Exon 73 exclusion from the COL7A1 mRNA was observed in dermal cells treated with QR-313 formulated in a hydrogel. This shows that upon local application QR-313 is active in this model that mimics blistered EB skin.

QR-313 Induced Skipping of Exon 73 in C7 mRNA

Splicing products of COL7A1 mRNA either untreated or following treatment with Cy5-labeled QR-313 formulated in a hydrogel. RNA was isolated from treated HSEs (indicated at top of columns) and RT-PCR analysis was performed. The different COL7A1 mRNA products were analyzed for length. The 350 bp fragment represents the wild-type, full length amplicon including exon 73 mRNA while the 150 bp nucleotide fragment represents the modified Δ73 mRNA product.

Other Research and Development

Our internal discovery engine that we call the innovation unit, is a dedicated group in our company that focuses on the discovery and early development of RNA therapeutics in genetic indications with a high unmet medical need. Leveraging our experience with RNA therapeutics, we are screening for therapeutic molecules that can be used to treat severe genetic disorders beyond CF, LCA 10 and DEB. We have built a diverse toolbox of RNA technologies that we believe can address underlying genetic defects in a novel way. We have grouped the different programs in franchises by therapeutic area so that we can leverage our expertise in the different fields and create synergies between programs. We have identified five therapeutic areas that show high potential for RNA based oligonucleotides: respiratory, ophthalmology, dermatology, CNS and neuromuscular disorders. We go through a thorough selection process prior to advancing programs into development, and consider criteria including: high unmet medical need, a pre-clinical proof-of-concept that shows strong promise for translation to the clinic, well understood relationship between the genetic defect and disease manifestations, feasibility of delivery to target organ(s), and strong IP position and initial freedom to operate.

Respiratory

Besides our program for CF caused by the F508del mutation we are working on other CFTR mutations that can potentially be treated using our RNA technologies. We could potentially target an additional 5% of the CF population with these programs.

Ophthalmology

Our ophthalmology group was founded on the basis that the eye is a well validated target for oligonucleotides. Given the long half-life of these molecules and the lower risk of systemic exposure, we believe oligonucleotide based therapies have the potential to be an important class of drugs for ophthalmic indications. Besides our LCA 10 program that we intend to take into clinical development in 2017, we have several discovery stage programs, including two programs targeting Usher syndrome and a program targeting Fuchs endothelial corneal dystrophy (FECD).

Usher syndrome is a genetic orphan disease that is the leading cause of combined deafness and blindness. Usher syndrome type II is most commonly caused by mutations in the USH2A gene. Patients with this syndrome generally progress to a stage in which they have severely limited central vision and moderate to severe deafness. The moderate to severe deafness that patients experience with this subtype of the disease is manageable with cochlear implants. However, there are currently no available treatment options for the vision loss associated with this disease. The disease is caused by a genetic defect that results in the lack of a functional USH2A protein. Similar to CEP290, this protein is responsible for the maintenance of the connecting cilium in photoreceptor cells and lack of a fully functional USH2A protein results in reduced protein trafficking to the photoreceptor outer segments with a consequent impact on photo-transduction. With our two programs, called QRX-411 & QRX-421, we aim to target genetic alterations in the USH2A gene that lead to this vision loss. QRX-411 targets the frequent deep-intronic c.7595-2144A>G mutation that causes the inclusion of a pseudoexon in the mRNA disrupting the function of the protein. QRX-411 is designed to target the pre-mRNA and restore a wild-type sequence in the mRNA leading to wild-type mRNA and functional USH2A protein. QRX-421 targets mutations in exon 13 of the USH2A gene by skipping exon 13 from the mRNA restoring the reading frame and producing a truncated but functional protein. Both QRX-411 and QRX-421 are single-stranded RNA oligonucleotides intended to be administered by intravitreal injections.

FECD is a common inherited condition characterized by the dysfunction and degeneration of the corneal endothelium. The disease segregates into early-onset and age-related FECD that are caused by different mutations. Early signs of FECD are the presence of corneal guttae and a large proportion of patients over 40 years old have evident corneal guttae. A portion of these patients develop advanced disease with corneal edema and corneal clouding. These symptoms can worsen leading to complete vision loss and the requirement for surgical intervention and a corneal transplant. There are currently no other treatment options for any form of FECD patients with vision loss, apart from corneal transplantation. However, transplantation has several limitations, including the availability of donors, risk of rejection, the inherent risk of an invasive procedure and is only available to patients with advanced FECD. The majority of age-related FECD is caused by a repeat expansion mutation in the TCF4 gene. Such expansions result in toxic RNA species which aggregate as nuclear foci and sequester important splicing proteins rendering the cell devoid of the splicing proteins for other important genes. The impact of acquired splicing defects in these other genes are thought to result in corneal endothelial dysfunction and Fuchs. Our program, called QRX-504, is a single-stranded RNA oligonucleotide that aims to prevent the buildup of RNA-protein foci that cause the corneal dystrophy in patients with expansion repeat mutation in the TCF4 gene.

Dermatology

Our product candidate, QR-313 targeting DEB caused by mutations in exon 73 has been moved into clinical development. If the exon skipping approach is proven to be of benefit for DEB patients, there may be other COL7A1 mutations that can be targeted with an exon skipping approach similar to QR-313.

CNS

In our CNS group we are working on product candidates for several disease targets, including a wide range of neuronal and cerebrovascular related amyloid beta disorders and Huntington’s disease, or HD.

Amyloid beta, or Aß is a highly toxic and aggregate-prone family of peptides that are appears crucially involved in Alzheimer’s disease, or AD, cerebral amyloid angiopathy, or CAA, and its familial form hereditary cerebral hemorrhage with amyloidosis of the Dutch type (HCHWA-D). We are developing QRX-203, a RNA modulation therapy for Aß-induced amyloidosis. Using antisense oligonucleotide mediated exon skipping, we believe QRX-203 may prevent the translation of the amyloid region into its precursor protein APP. We believe this approach renders the release and aggregation of Aß impossible and may ultimately prevent the onset and/or or slow the progression of disease.

HD is an inherited progressive neurodegenerative disease, and one of the most common genetic disorders, with symptoms including involuntary movements, incoordination, impaired speech, cognitive decline, and depression. Individuals with HD have shortened life expectancy, and there is currently no disease-modifying treatment available. The disease is caused by an expanded repeat of CAG nucleotides in the Huntingtin, or HTT, gene, resulting in a mutated Huntingtin protein. When the mutated protein is present in the cells, small polyglutamine-containing protein fragments are formed. These fragments stick to each other, and accumulate in nerve cells, interfering with normal cellular functions, eventually leading to cell death. QRX-704 is an oligonucleotide based approach that is aimed to modify the HTT mRNA to prevent the formation of the toxic fragments, while the Huntingtin protein remains functional.

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

Animal welfare

It is required by regulatory authorities to demonstrate the safety and efficacy of a new drug in both animals and humans, before the authorities can approve the new product and will provide Marketing Authorization.

ProQR attaches great importance to the welfare of animals and humans participating in our pre-clinical and clinical studies for reasons of ethics, quality, reliability and applicability of scientific studies. For conducting high quality (scientific) animal research, animal welfare is a prerequisite. By actively pursuing the 3R principles (Reduce, Refine and Replace), we are committed to minimalizing the number of animals needed, minimizing discomfort and pain of animals used and to using alternatives to animal research whenever possible in research and in the obligatory animal studies. All our current studies are approved by the (institutional or national) animal care and use committees.

Our aim is to monitor continually that animal experiments will be performed only if there are no viable or legal alternatives. Additionally, case by case, it will be evaluated if advances can be made in study designs (such as by ex-vivo studies or by conduction of small pilot studies first), or by using new technologies to achieve adequate statistical power without increasing the number of animals, combining studies, and improving use of toxicokinetic data to optimize dose selection.

External collaborators contracted for the execution of our in-vivo pre-clinical studies (contract research organizations, CROs) are selected based on their expertise, quality and accreditations for laboratory animal care and welfare. CRO facilities are audited in person prior contracting. The housing, husbandry and animal welfare must comply with the highest international standards. Personnel responsible for housing, husbandry and care of the animals must have received adequate and relevant documented education.

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

In 2015 we became part of an interdisciplinary consortium with Utrecht University (Faculty of Veterinary medicine and Ethics Institute), Radboud University (Medical Center, SYRCLE) and another private company, partly financed by The Netherlands Organization for Scientific Research, Responsible Innovation grant. The project proposes a more integrated approach towards innovation in the field of animal testing and focuses on translational strategies. ProQR is involved in the part of the project that aims to deliver step stones for practical guidelines to build robust translational strategies, to design innovative experiments (including animal models) for cystic fibrosis and develop a translational strategy for CF as a showcase.

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

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file or plan to file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. PTO in granting a patent. However, the term of a United States patent may be shortened if a patent is terminally disclaimed by its owner over another patent. In addition, depending upon the circumstances, certain United States patents may be eligible for a patent term extension which compensates a patentee for delays in granting marketing approval for a patented active ingredient or use of an active ingredient. In Europe, a similar mechanism is available, such that patents may be eligible for a supplementary protection certificate to compensate for the time lost in obtaining marketing authorization for the active ingredient.

Patent Rights Relating to Our Cystic Fibrosis Program

With regard to our lead product candidate in the CF space, QR-010, we own a family of patent applications that we filed in the U.S., as well as in other countries and regions including Australia, Brazil, Canada, China, Europe, India, Israel, Japan, Mexico, New Zealand, Russia, South Africa and South Korea relating to certain aspects of our RNA targeting technology platform, including method of use claims relating to the use of single stranded oligonucleotides, particularly modified RNA oligonucleotides, for targeting RNA molecules in a living cell, as well as composition of matter claims relating to our QR-010 product candidate. In April 2016 the European equivalent in this patent family was granted by the European Patent Office, and the patent (EP 2852668 B1) was subsequently validated in all European Patent Convention contracting states. No opposition was filed after the 9-month opposition period. The U.S. patent application was granted on March 28, 2017 (US 9,605,255). The term of these EP and US patents and any patents resulting from the other applications in the patent family, if issued, would be expected to extend to at least July 2033.

In addition, in May 2012, we entered into an exclusive license agreement with Massachusetts General Hospital, or MGH, to obtain rights to a patent family with claims directed to an alternative RNA platform that uses an RNA oligonucleotide complex rather than a single stranded oligonucleotide. This patent family includes two issued U.S. patents, the first of which has a composition of matter claim directed to an RNA oligonucleotide complex containing two specific oligonucleotide sequences for modulating the expression or activity of a CFTR gene product. The second U.S. patent has method of use claims relating to the treatment of a symptom of cystic fibrosis in a subject by administering to the subject an RNA oligonucleotide complex comprising two oligonucleotides, as well as a composition of matter claim directed to a specific RNA complex for modulating the activity of a CFTR gene product. The issued claims, however, cover elements of our RNA technologies, but may not cover the QR-010 product or its use. The term of the first issued U.S. patent is expected to extend to October 2027, and the term of the second issued U.S. patent is expected to extend to May 2025. In addition, we have rights in a pending U.S. patent continuation application in which we have been pursuing composition of matter claims relating to QR-010. This application was allowed in December 2016. The term of the patent resulting from this allowed application is expected to extend to at least March 2025.

Patent Rights Relating to Our LCA Program

With regard to our LCA Program and our lead candidate in the LCA space, QR-110, we entered into an exclusive license agreement with the Radboud University Medical Center, Nijmegen, the Netherlands in April 2014 to obtain rights in a patent family with composition of matters claims directed to antisense oligonucleotides for treating LCA and method of use claims relating to modulation of the splicing of the CEP290 gene product. Patent applications currently are pending in the U.S. as well as Brazil, Canada, Australia, Europe, and Eurasia. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2032.

In February 2016, to further strengthen our position on QR-110, we filed our own international patent application to obtain intellectual property rights to a variety of improved antisense oligonucleotides and the use thereof in the treatment of LCA. This international patent application is expected to be continued in national and regional patent applications in August 2017. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2036.

Patent Rights Relating to Our DEB Program

With regard to our DEB program and our lead candidate in the DEB space, QR-313, we filed two international patent applications in March and May 2016 respectively, and that are expected to be continued in national and regional patent applications in September and November 2017 respectively. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2036.

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

Pursuant to the terms of the license agreement, in lieu of an upfront license payment to MGH, we are obligated to reimburse MGH, on a pro rata basis based on the number of licensees under the licensed patent rights, the fees and costs incurred by MGH in preparing, filing, prosecuting and maintaining the licensed patent rights. Currently, we are the sole licensee of the MGH patent rights and have paid approximately $ 165,000 in patent fee reimbursements and milestones to MGH. We are also obligated to pay MGH up to $ 700,000 in additional payments upon the achievement of certain development and regulatory milestones and, beginning after our first commercial sale of a product covered by the licensed patent rights, a $ 10,000 annual license fee which is creditable against royalties due to MGH in the same calendar year. In addition, we are obligated to pay MGH 2% of any net sales by us, our affiliates or sublicensees on licensed products made or sold in the United States, as well as a low double-digit percentage of any payments that we may receive from any sublicensee anywhere in the world.

MGH is responsible for the preparation, filing, prosecution and maintenance of the licensed patent rights. We have the first right to protect the licensed patent rights from alleged infringement. If we do not prosecute the alleged infringement, MGH may, at its own expense, initiate legal proceedings against the alleged infringer. We may not settle any proceeding without MGH’s prior written consent. We must also indemnify MGH against any costs, expenses and liabilities incurred in connection with any such legal proceeding we initiate. Any award recovered from the alleged infringer after we and MGH are reimbursed for our expenses are shared so that we receive an amount equal to our lost profits or a reasonable royalty on the infringing sales, MGH receives an amount equal to the royalties or other payments we would have paid MGH if we had sold the infringing product, and any remainder is shared equally.

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

On January 18, 2016, ProQR Therapeutics entered into an agreement with Leiden University Medical Center (LUMC) which gives the Company a world-wide, exclusive, royalty-bearing license in the field of amyloid beta related diseases, notably Alzheimer’s disease and HCHWA-D, under certain patent rights of LUMC regarding antisense oligonucleotide based therapies. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to its CNS program.

On January 24, 2017, ProQR Therapeutics entered into an agreement with LUMC, which gives the Company a world-wide, exclusive, royalty-bearing license in the field of Huntington’s disease, under certain patent rights of LUMC regarding antisense oligonucleotide based therapies. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to the HD program.

Manufacturing and Supply

We do not currently own or operate manufacturing facilities for the production of pre-clinical, clinical or commercial quantities of any of our product candidates. We currently contract with drug product formulation manufacturers for the production of QR-010 solution for nebulization, QR-110 solution for intravitreal injection, and QR-313 drug product and we expect to continue to do so to meet the pre-clinical and planned clinical requirements of our product candidates.

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

We do have manufacturing processes developed at a back-up GMP manufacturer. Manufacturing is subject to extensive regulations that impose various procedural and documentation requirements, which govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance, amongst others. The contract manufacturing organizations we use manufacture our product candidates under cGMP conditions. cGMP is a regulatory standard for the production of pharmaceuticals that will be used in humans.

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

A number of companies are seeking to identify and develop drug candidates for the treatment of CF, including Vertex, Galapagos/AbbVie, Proteostasis, Corbus, Spyryx Biosciences, Flatley Discovery Labs and various other companies. Of these, Vertex’s Kalydeco and Orkambi are the only drugs approved to treat an underlying cause of CF, rather than the symptoms. Other drugs that have been approved for CF patients are palliative treatments that manage the symptoms of the disease, such as Novartis’ TOBI and Gilead’s Cayston, which are used to suppress chronic lung infections, and Roche’s Pulmozyme, which is an inhaled therapy used to thin mucus.

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

U.S. Drug Development Process

The process of obtaining regulatory approvals and compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, voluntary product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of pre-clinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices, or GLP, regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to GCP to establish the safety and efficacy of the proposed drug for its intended use;

•	preparation and submission to the FDA of an NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP;

•	satisfactory completion of an FDA audit of clinical trial sites to assess compliance with GCP; and

•	review and approval by the FDA of the NDA.

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

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. These regulations include the requirement that all research subjects provide informed consent in writing before their participation in any clinical trial. Further, an IRB must review and approve the plan for any clinical trial before it commences at any institution, and the IRB must conduct continuing review and reapprove the trial at least annually. An IRB considers, among other things, whether the risks to individuals participating in the clinical trial are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the clinical trial and the consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

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

A drug being studied in clinical trials may be made available to individual patients in certain circumstances. Pursuant to the 21st Century Cures Act, or Cures Act, which was signed into law in December 2016, the manufacturer of an investigational drug for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational drug. This requirement applies on the latter of 60 calendar days after the date of enactment of the Cures Act or the first initiation of a Phase 2 or Phase 3 trial of the investigational drug.

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

Fast Track Designation and Accelerated Approval

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition for which there is no effective treatment and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug may request the FDA to designate the drug as a Fast Track product concurrently with, or at any time after, submission of an IND, and the FDA must determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request. In addition to other benefits, such as the ability to engage in more frequent interactions with the FDA, the FDA may initiate review of sections of a Fast Track drug’s NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of each portion of the NDA and the applicant pays applicable user fees. However, the FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

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

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration dates, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA; however, there can be no assurance that any such extension will be granted to us.

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

Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

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

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the Affordable Care Act, contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

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

The federal False Claims Act prohibits anyone from, among other things, knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services that are false or fraudulent. Although we would not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to ‘‘cause’’ the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. For example, pharmaceutical companies have been prosecuted under the federal False Claims Act in connection with their off-label promotion of drugs. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $ 10,781 and $ 21,563 for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. In addition, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.

Patient Protection and Affordable Health Care Act

In March 2010, the Affordable Care Act was enacted, which includes measures that have or will significantly change the way health care is financed by both governmental and private insurers. Among the provisions of the Affordable Care Act of greatest importance to the pharmaceutical industry are the following:

•	The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Effective in 2010, the Affordable Care Act made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of average manufacturer price, or AMP, and adding a new rebate calculation for ‘‘line extensions’’ (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The Affordable Care Act also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by expanding the population potentially eligible for Medicaid drug benefits. In addition, the Affordable Care Act provides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program. The implementation of this requirement by the CMS may also provide for the public availability of pharmacy acquisition of cost data, which could negatively impact our sales.

•	In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. The Affordable Care Act expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

•	The Affordable Care Act imposed a requirement on manufacturers of branded drugs to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., the “donut hole”).

•	The Affordable Care Act imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

•	The Affordable Care Act required pharmaceutical manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any ‘‘transfer of value’’ made or distributed to such entities, as well as any investment interests held by physicians and their immediate family members. Manufacturers annually report this information to CMS which makes it publicly available in a searchable format on a CMS website.

•	A new Patient-Centered Outcomes Research Institute was established pursuant to the Affordable Care Act to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

•	The Affordable Care Act created the Independent Payment Advisory Board which will have authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. Under certain circumstances, these recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings.

•	The Affordable Care Act established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

Some of the provisions of the Affordable Care Act have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, that while not a law, is widely viewed as the first step toward the passage of legislation that would repeal certain aspects of the Affordable Care Act. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the Affordable Care Act to waive, defer, grant exemptions from, or delay the implementation of any provision of the Affordable Care Act that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Congress also could consider subsequent legislation to replace elements of the Affordable Care Act that are repealed. Thus, the full impact of the Affordable Care Act, any law replacing elements of it, or the political uncertainty surrounding its repeal or replacement on our business remains unclear. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

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

The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines, and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto- immune and other immune dysfunctions, viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or for products which are in the interest of public health in the European Union. The National MA is for products not falling within the mandatory scope of the Centralized Procedure. In general, there are three alternative routes to authorize medicinal products at a national level in the European Union:

•	Decentralized Procedure. Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one European Union country of medicinal products that have not yet been authorized in any European Union country and that do not fall within the mandatory scope of the Centralized Procedure. The competent authority of the reference member state will lead in the assessment of the application.

•	Mutual Recognition Procedure. In the mutual recognition procedure, a medicine is first authorized in one European Union Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other European Union countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

•	National Procedure. Applicants following the national procedure will be granted a marketing authorization that is valid only in a single member state. This procedure is not available for applicants seeking approval in more than one member state.

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

Clinical trials

As is the case in the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls. The Clinical Trials Directive 2001/20/EC, as amended, (and which will be replaced from May 2016 or later by Regulation (EU) No 536/2014) provides a system for the approval of clinical trials in the European Union via implementation through national legislation of the Member States. Under this system, approval must be obtained from the competent national authorities of the European Union Member States in which the clinical trial is to be conducted. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application, which must be supported by an investigational medicinal product dossier with supporting information prescribed by the Clinical Trials Directive and corresponding national laws of the Member States and further detailed in applicable guidance documents. The sponsor of a clinical trial, or its legal representative, must be based in the European Economic Area. European regulators and ethics committees also require the submission of adverse event reports during a trial and a copy of the final study report.

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

The CHMP and other committees are also responsible for providing guidance and have published numerous guidelines that may apply to our product candidates. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of drug products and may include, among other things, the pre-clinical studies required in specific cases; and the manufacturing and control information that should be submitted in a MAA; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain approval for any of our product candidates.

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

C. Organizational structure

At December 31, 2016, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

•	ProQR Therapeutics Holding B.V. (the Netherlands, 100%);

•	ProQR Therapeutics I B.V. (the Netherlands, 100%);

•	ProQR Therapeutics II B.V. (the Netherlands, 100%);

•	ProQR Therapeutics III B.V. (the Netherlands, 100%);

•	ProQR Therapeutics IV B.V. (the Netherlands, 100%);

•	ProQR Therapeutics VI B.V. (the Netherlands, 100%);

•	ProQR Therapeutics VII B.V. (the Netherlands, 100%);

•	ProQR Therapeutics VIII B.V. (the Netherlands, 100%);

•	ProQR Therapeutics IX B.V. (the Netherlands, 100%);

•	ProQR Therapeutics I Inc. (United States, 100%).

D. Property, plants and equipment

We lease facilities of approximately 3,216 square meters in total, located at Zernikedreef in Leiden, the Netherlands, where our headquarters and our laboratories are located. The lease for this facility terminates on December 31, 2020, and subject to the provisions of the lease, may be subsequently renewed for subsequent 5 year terms. On October 1, 2015, we entered into an agreement to lease additional space of approximately 455 square meters in the U.S., located at Bryant Street, Palo Alto, CA. This lease will expire on September 30, 2020. We believe that our existing facilities are adequate to meet current needs and that suitable alternative spaces will be available in the future on commercially reasonable terms.

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

A. Operating results

Overview

We are an innovative biopharmaceutical company engaged in the discovery and development of RNA-based therapeutics for the treatment of severe genetic orphan disorders. Utilizing our unique proprietary RNA technologies we are building a pipeline of products that treat severe genetic disorders. Our lead product candidates are QR-010, a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by targeting the mRNA in CF patients that have the F508del mutation, QR-110, a first-in-class RNA-based oligonucleotide designed to address the underlying cause of Leber’s congenital amaurosis Type 10 due to the p.Cys998X mutation in the CEP290 gene and QR-313, a first-in-class RNA-based oligonucleotide designed to address the underlying cause of dystrophic epidermolysis bullosa (DEB) due to mutations in exon 73 of the COL7A1 gene. Beyond that, we have launched a number of discovery programs including programs in Usher syndrome, Fuchs endothelial corneal dystrophy (FECD), Huntington’s disease, amyloid beta related disorders and Friedreich’s ataxia.

To date, we have financed our operations primarily through our initial public offering, or IPO, our ATM facility and private placements of equity securities, and to a lesser extent from funding from governmental bodies and patient organizations, including Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation. From our inception on February 21, 2012 through December 31, 2016, we raised gross proceeds of approximately € 45.6 million from private placements of equity securities, including €2,500,000 from the conversion of a convertible loan, € 4,598,000 in loans from a governmental body and approximately € 4,370,000 in grants from patient organizations and the European Commission. In September 2014, we raised gross proceeds of € 87,202,000 (net proceeds of € 80,376,000) from our initial public offering of 8,625,000 ordinary shares. At December 31, 2016, we had cash and cash equivalents of € 59,200,000. To date, we have not generated any revenues from royalties or product sales. Based on our current plans, we do not expect to generate royalty or product revenues for the foreseeable future.

We have generated losses since our inception in February 2012. For the years ended December 31, 2016, 2015 and 2014, we incurred net losses of approximately € 39,103,000, € 20,832,000 and € 12,127,000, respectively. At December 31, 2016, we had an accumulated deficit of €75,733,000. We expect to continue incurring losses for the foreseeable future as we continue our pre-clinical studies of our product candidates, continue clinical development of our product candidate QR-010, advance QR-110 and QR-313 into clinical development, increase investments in our other research programs, apply for marketing approval of our product candidates and, if approved, build a sales and marketing infrastructure for the commercialization of our product candidates.

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

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2016 that had a material impact on our financial position.

We have not applied a number of new and revised IFRSs as set forth in the financial statements included elsewhere in this annual report that have been issued but are not yet effective. The adoption of these Standards and Interpretations are not expected to have a material effect on the financial statements.

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

Both grants are recognized in other income in the same period in which the related R&D costs are recognized. We expect to continue generating other income from CFFT and Horizon 2020 in 2017.

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

The research and development costs relating to our product candidate, QR-010, primarily consist of salaries, costs for production of the compound for clinical testing, and costs paid to CROs for our pre-clinical, toxicology and clinical studies. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities.

•	QR-110 for the treatment of LCA

The research and development costs relating to our product candidate, QR-110, primarily consist of salaries, costs for production of the compound for pre-clinical and toxicology studies, costs for production of the compound for clinical testing, and costs paid to CROs for our pre-clinical and toxicology studies. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities.

•	Other development programs

Other research and development expenses mainly relate to our product candidate, QR-313 and our innovation unit, which is our internal discovery engine, which has been very active in building a pipeline based upon our toolbox of RNA technologies that we have in-licensed or developed in-house. These expenses primarily consist of salaries, costs for production of the pre-clinical compounds and costs paid to CROs for our pre-clinical studies.

For the years ended December 31, 2016, 2015 and 2014, we spent € 31,923,000, € 23,401,000 and € 10,267,000, respectively, on research and development.

Our research and development expense may vary substantially from period to period based on the timing of our research and development activities. Research and development expense is expected to increase as we continue clinical trials for QR-010, initiate and continue clinical trials for QR-110 and QR-313 and advance any other product candidates in pre-clinical studies. The successful development of our product candidates is highly uncertain. At this time we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress and expense of our research and development activities;

•	clinical trials and early-stage results;

•	the terms and timing of regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to market, commercialize and achieve market acceptance for QR-010, QR-110, QR-313 or any other product candidate that we may develop in the future.

Any of these variables with respect to the development of QR-010, QR-110, QR-313 or any other product candidate that we may develop could result in a significant change in the costs and timing associated with the development of such product candidate. For example, if the FDA, EMA or other regulatory authority were to require us to conduct pre-clinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs.

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

Share-Based Compensation

Share-based compensation reflects the costs of our equity-settled, share option plan, which are measured at the fair value of the options at the grant date, and which are spread in line with each of the separate vesting tranches of the applicable vesting period of the options involved. The share-based compensation is recognized in the income statement, with a corresponding entry to the equity-settled employee benefits reserve, which is part of equity. We expect that our share-based compensation costs will increase in the future as the number of outstanding options increases. See notes 2(e) and 12(d) to the financial statements included elsewhere in this annual report for additional information on share-based compensation.

Finance Income

To date, our cash and cash equivalents have been deposited primarily in savings and short-term deposit accounts. Savings and deposit accounts generated a limited amount of interest income. In 2016, as we held deposits in US dollars, the strong appreciation of the U.S. dollar against our functional currency (Euro) had a positive impact on our result.

Income tax

Due to the operating losses incurred since inception the Company has no tax provisions as of December 31, 2016. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have not yet recognized any deferred tax asset related to operating losses.

Results of Operations

Comparison of the periods ended December 31, 2016, 2015 and 2014

The following table sets forth our results of operations for the periods indicated.

	Year ended December 31,
	2016	2015	2014
	(€ in thousands)
Other income	1,828	3,235	313
Research and development costs	(31,923)	(23,401)	(10,267)
General and administrative costs	(9,478)	(6,837)	(6,507)

Operating result	(39,573)	(27,003)	(16,461)
Finance income and expense	470	6,171	4,334

Net loss (attributable to equity holders of the Company)	(39,103)	(20,832)	(12,127)

Other comprehensive income	(16)	1	—

Total comprehensive loss (attributable to equity holders of the Company)	(39,119)	(20,831)	(12,127)

Other income

For the periods ended December 31, 2016, 2015 and 2014, we had other income of € 1,828,000, € 3,235,000 and € 313,000, respectively. These amounts reflect the 2012 grant we received from the Cystic Fibrosis Foundation, for which we received the last payment during the first half of 2014, the grant received in August 2014 from CFFT and the Horizon 2020 grant received from the European Commission in May 2015.

Research and development costs

Research and development costs increased to € 31,923,000 for the year ended December 31, 2016 from € 23,401,000 for the year ended December 31, 2015 and € 10,267,000 for the year ended December 31, 2014. These costs were primarily related to our product candidates, QR-010, QR-110 and QR-313, and our innovation unit. Our research and development expense is highly dependent on the development phases of our product candidates and is expected to continue to increase at a moderate level, although it fluctuates significantly from period to period.

The variances in research and development costs between the years ended December 31, 2016, 2015 and 2014 are mainly due to:

•	costs we incurred on clinical trials for QR-010, particularly in 2015 and 2016;

•	increased staff costs as a result of increased staff working on (pre-)clinical development of our product candidates and the growth of our innovation unit. The number of full-time equivalent employees working on research and development increased from 40 at December 31, 2014 to 72 at December 31, 2015 and 100 at December 31, 2016;

•	increased costs for externally conducted studies, including various in vivo studies, proof of concept studies and dose ranging and toxicity studies conducted in connection with the development of our product candidates;

•	costs for the production of QR-010 and QR-110 compounds, including the costs of GMP batches in preparation of our clinical studies;

•	increased laboratory costs including purchases of compounds and laboratory materials used by the research and development staff in proportion to the increase in the number of employees, and increased costs for the use of laboratories;

•	increased project-related consultancy costs, including regulatory and intellectual property support; and

•	increased share-based compensation, reflecting grants of share options to research and development staff made after we adopted our Option Plan in September 2013.

General and administrative costs

General and administrative costs increased to € 9,478,000 for the year ended December 31, 2016 from € 6,837,000 for the year ended December 31, 2015 and € 6,507,000 for the year ended December 31, 2014. The increase was primarily related to:

•	increased staff costs associated with the increase of our general and administrative staff from 19 full-time equivalent employees at December 31, 2014 to 27 full-time equivalent employees at December 31, 2015 and 33 full-time equivalent employees at December 31, 2016;

•	increased office and general costs, including office rent, information technology and communication costs, travel costs and office consumables, as well as costs to improve our internal control environment in 2015 and 2016;

•	increased costs for legal support, accounting and other consultancy costs, including costs incurred in preparation of our IPO amounting to € 1,763,000 in 2014, resulting in a modest increase of total G&A costs in 2015. In 2016, these costs remained fairly stable; and

•	increased share-based compensation, reflecting grants of share options to non-research and development staff made after we adopted our Option Plan in September 2013.

We expect that general and administrative costs will remain fairly stable in upcoming years.

Finance income and expense

We had net finance income of € 470,000 for the year ended December 31, 2016, as compared to € 6,171,000 for the year ended December 31, 2015 and € 4,334,000 for the year ended December 31, 2014. The financial income mainly reflects foreign exchange benefits on cash and cash equivalents denominated in U.S. dollars.

B. Liquidity and capital resources

To date, we have financed our operations through our IPO, private placements of equity securities, a convertible loan and funding from governmental bodies and patient organizations.

Cash Flows

The table below summarizes our statement of cash flows for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2016	2015	2014
	(€ in thousands)
Net cash used in operating activities	(34,221)	(24,232)	(14,457)
Net cash used in investing activities	(2,539)	(1,324)	(1,233)
Net cash generated by financing activities	357	1,620	119,883

Net increase/(decrease) in cash and cash equivalents	(36,403)	(23,936)	104,191
Currency effect cash and cash equivalents	738	6,065	4,414
Cash and cash equivalents at the beginning of the period	94,865	112,736	4,129

Cash and cash equivalents at the end of the period	59,200	94,865	112,736

Net cash used in operating activities increased from € 14,457,000 in the year ended December 31, 2014 to € 24,232,000 in the year ended December 31, 2015 and € 34,221,000 in the year ended December 31, 2016. These increases were primarily due to the increased net loss from operating activities, adjusted for (non-cash) finance income and share-based payment expenses, partially offset by changes in working capital.

Net cash used in investing activities increased from € 1,233,000 in the year ended December 31, 2014 to € 1,324,000 in the year ended December 31, 2015 and € 2,539,000 in the year ended December 31, 2016. This increase was primarily due to our investments in laboratory equipment, office equipment and leasehold improvements in support of our growing operations.

Net cash generated by financing activities decreased from € 119,883,000 in the year ended December 31, 2014 to € 1,620,000 in the year ended December 31, 2015 and to € 357,000 in the year ended December 31, 2016. In 2014, we completed a private placement of preferred shares to investors for total net proceeds of approximately € 40,366,000, after deducting expenses incurred in connection with the private placement, which includes the conversion of a convertible loan amounting to € 2,560,000 (non-cash item), as well as loans totaling € 1,667,000 from a governmental body. In September 2014, we raised gross proceeds of € 87,202,000 (net proceeds of € 80,376,000) from our initial public offering of 8,625,000 ordinary shares. In 2015 and 2016, cash generated by financing activities primarily included loans from a governmental body, totaling € 1,640,000 and € 370,000 respectively.

Cash and Funding Sources

The table below summarizes our main sources of financing for the years ended December 31, 2016, 2015 and 2014.

	Equity Capital	Convertible Loan	Government Borrowing	Total
	(€ in thousands)
Year ended December 31, 2014	120,810	(2,500)	1,667	119,977
Year ended December 31, 2015	—	—	1,640	1,640
Year ended December 31, 2016	—	—	370	370

Total	120,810	(2,500)	3,677	121,987

Our source of financing in 2016 was funding from a governmental body amounting to € 370,000. Our source of financing in 2015 was funding from a governmental body amounting to € 1,640,000. Our sources of financing in 2014 were our IPO providing net proceeds of € 80,376,000, a private placement of equity securities and exercises of options providing total net proceeds of € 40,434,000, including conversion of a convertible loan of € 2,560,000, including interest, provided in 2013 by existing shareholders, and funding from a governmental body amounting to € 1,667,000.

In October 2015, we filed a shelf registration statement on Form S-3, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 200,000,000 of its ordinary shares, warrants and/or units; and (b) as part of the $ 200,000,000, the offering, issuance and sale by us of up to a maximum aggregate offering price of $ 60,000,000 of its ordinary shares that may be issued and sold under a sales agreement with Cantor Fitzgerald & Co in one or more at-the-market offerings. At December 31, 2016, no shares had been sold pursuant to its current at-the-market offering program.

At December 31, 2016, we had non-current liabilities of € 5,697,000, which fully consisted of borrowings from a government body. Cash is denominated in both U.S. dollars and euros.

For a description of our financial commitments, see below.

Funding Requirements

We expect that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements through mid-2018. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our present and future funding requirements will depend on many factors, including, among other things:

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

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014
	(€ in thousands)
Investments in tangible fixed assets	2,433	1,441	1,109
Investments in intangible assets	—	28	124

Total	2,433	1,469	1,233

During 2014, we moved our laboratory facilities to increase and enhance our research and development capacity, which resulted in additional investments in laboratory and office equipment. To facilitate the growing needs of our company and accommodate the increased staff levels, we also moved our offices in March 2015. In addition, we opened our U.S. office in Palo Alto (CA) and invested in our IT infrastructure. Mid 2016, our two locations in the Netherlands were combined, facilitating further growth of our company and providing additional lab and office space. These changes led to increasing investments in tangible fixed assets in 2016, funded from existing cash balances.

Contractual Obligations and Commitments

The table below analyzes ProQR’s undiscounted liabilities into relevant maturity groupings based on the remaining period at December 31, 2016 until the contractual maturity date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	(€ in thousands)
At December 31, 2016
Borrowings	—	1,839	4,860	—
Trade payables and other payables	6,710	—	—	—

Total	6,710	1,839	4,860	—

Commitments

Rent

Since 2012, the Company is domiciled in Leiden. We are currently a party to lease agreements for laboratory space and offices in the Netherlands and one office in the U.S.

The lease expenditure charged to the income statement for operating leases in 2016 amounts to € 1,849,000 (2015: € 703,000, 2014: € 258,000). The total commitment as at December 31, 2016 amount to € 7,283,000 (2015: € 9,150,000, 2014: € 786,000).

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

The Company and PARI Pharma GmbH entered into an agreement, pursuant to which the Company is granted an exclusive license to the use of PARI’s eflow technology for the administration of oligonucleotide-based drugs in the F508del mutation in cystic fibrosis, with the option to expand this exclusivity to the use in other CF mutations. Pursuant to the terms of the agreement, we have made an upfront payment, fees for development work and are obligated to make sales-based royalty payments after-market authorization.

Clinical support agreement

In August 2014, we entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide the Company with up to $ 3 million to support the clinical development of QR-010.

Pursuant to the terms of the agreement, we are obligated to make a one-time milestone payment to CFFT of up to approximately $ 80 million, payable in three equal annual installments following the first commercial sale of QR-010, the first of which is due within 90 days following the first commercial sale. We are also obligated to make a one-time milestone payment to CFFT of up to $ 3 million if net sales of QR-010 exceed $ 500 million in a calendar year. Lastly, we are obligated to make a payment to CFFT of up to approximately $ 6 million if it transfers, sells or licenses QR-010 other than for certain clinical or development purposes, or if we enter into a change of control transaction. Either CFFT or we may terminate the agreement for cause, which includes our material failure to achieve certain commercialization and development milestones. Our payment obligations survive the termination of the agreement.

Research and development commitments

The Company has committed itself to a number of obligations amounting to € 8,856,000 at December 31, 2016 (2015: € 9,481,000). Of these obligations an amount of € 2,598,000 is due in 2017, the remainder is due in 1 to 5 years.

Our commitments are set out in more detail in note 21 and 22 to the financial statements as included elsewhere in this annual report.

C. Research and development, patents and licenses, etc.

See Item 4.B: “Business Overview” and Item 5: “Operating and Financial Review and Prospects”.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on the Company’s net revenues, income, profitability, liquidity or capital resources, or that caused the reported financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see Item 5.A: “Operating results”.

E. Off-balance sheet arrangements

During the periods presented in this annual report, we did not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

See Item 5.B: “Liquidity and capital resources”.

G. Safe harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Refer to “Forward-looking statements” at the beginning of this report.

Item 6: Directors, Senior Management and Employees

A. Directors and senior management

We have a two-tier board structure consisting of our management board (‘raad van bestuur’) and a separate supervisory board (‘raad van commissarissen’). Below is a summary of relevant information concerning our supervisory board, management board and senior management.

Supervisory Board

The following table sets forth information with respect to each of our supervisory board members and their respective ages as of the date of this annual report. The terms of office of all our supervisory board members expire according to a rotation schedule drawn up by our supervisory board. The business address of our supervisory board members is our registered office address at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

Our supervisory board is currently composed of the following members, all of whom are independent under applicable NASDAQ standards and all of whom, with the exception of Mr. Antoine Papiernik are independent under the Dutch Corporate Governance Code (DCGC):

Name	Date of Birth	Position	Member Since	Term expires
Dinko Valerio	August 3, 1956	Member of the Supervisory Board (Chairman)	January 1, 2014	2020
Alison Lawton	September 26, 1961	Member of the Supervisory Board	September 17, 2014	2018
Antoine Papiernik	July 21, 1966	Member of the Supervisory Board	January 1, 2014	2017
Henri Termeer	February 28, 1946	Member of the Supervisory Board	January 1, 2014	2020
James Shannon	June 5, 1956	Member of the Supervisory Board	June 21, 2016	2020
Paul Baart	November 9, 1950	Member of the Supervisory Board	June 10, 2015	2019

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

Alison Lawton has served on our supervisory board since September 2014. Ms. Lawton is currently the Chief Operating officer of Aura Biosciences Inc. From January 2013 to January 2014, Ms. Lawton served as Chief Operating Officer of OvaScience, Inc., a public life sciences company. From 1991 to 2013, Ms. Lawton worked at various positions of increasing responsibility at Genzyme Corporation, or Genzyme, and subsequently at Sanofi-Aventis, following its 2011 acquisition of Genzyme, each a global biopharmaceutical company. Ms. Lawton served as head of Genzyme Biosurgery, where she was responsible for Genzyme’s global orthopedics, surgical and cell therapy and regenerative medicine businesses. Prior to that, Ms. Lawton oversaw Global Market Access at Genzyme, which included Regulatory Affairs, Global Health Outcomes and Strategic Pricing, Global Public Policy, and Global Product Safety & Risk Management. Before joining Genzyme, Ms. Lawton worked for seven years in the United Kingdom at Parke-Davis, a pharmaceutical company. Ms. Lawton serves on the board of directors of Verastem, Inc., a public biopharmaceutical company. In 2016 she joined the board of directors of CoLucid Pharmaceuticals. She also served on the board of directors of Cubist Pharmaceuticals for three years until its acquisition by Merck &Co., Inc. in 2015. She is member of the Corporate Advisory Board of X4 Pharmaceuticals. She is past President and Chair of the Board of Regulatory Affairs Professional Society and past FDA Advisory Committee member for Cell and Gene Therapy Committee. She earned her BSc in Pharmacology, with honors, from King’s College London.

Antoine Papiernik has served on our supervisory board since January 2014. Mr. Papiernik is managing partner at Sofinnova Partners, which he joined in 1997. Mr. Papiernik has been an initial investor and active board member in public companies like Actelion, Addex, Auris Medical, Orexo, NovusPharma (then sold to CTI), Movetis (then sold to Shire), Mainstay, Pixium and Stentys, which went public respectively on the Zurich Stock Exchange, the NASDAQ Global Market, the Stockholm Stock Exchange, the Milan Nuovo Mercato, the Belgium Stock Exchange, the Dublin Stock Exchange and EuroNext Paris, in Cotherix (initially NASDAQ listed, then sold to Actelion), Core Valve (sold to Medtronic), Fovea (sold to Sanofi Aventis) and Ethical Oncology Science (EOS, sold to ClovisOncology). Mr. Papiernik has also invested in and is a board member of private companies MD Start, ReCor, Shockwave Medical and Reflexion Medical, Gecko Biomedical and Rgenix. Mr. Papiernik has an MBA degree from the Wharton School of Business, University of Pennsylvania.

Henri Termeer is vice chairman and has served on our supervisory board since January 2014. From October 1983 to June 2011, Mr. Termeer served as chairman, president and chief executive officer of Genzyme Corporation. For ten years prior to joining Genzyme, Mr. Termeer worked for Baxter International Laboratories, Inc., a manufacturer of human health care products. Mr. Termeer resigned from Genzyme in June 2011 following the acquisition of Genzyme by Sanofi. Widely acknowledged for his contributions to the biotechnology industry and health care field, Mr. Termeer is active in the areas of humanitarian assistance, policy issues, and innovation in providing access to health care. He is a member of the board of each of Massachusetts General Hospital and Partners HealthCare and a member of the board of fellows of Harvard Medical School. Mr. Termeer is also a member of the board of the Massachusetts Institute of Technology and serves on its Executive Committee and a board member of the Biotechnology Industry Organization (BIO). He is a board member of the New England Healthcare Institute, a nonprofit, applied research health policy organization he was instrumental in founding and on the boards of Boston Ballet, Museum of Science, WGBH and Project Hope. Mr. Termeer is also currently a board member of Abiomed Inc., Aveo Pharmaceuticals, Moderna Therapeutics and was a board member of Allergan, Inc. from 2014 through its acquisition by Actavis in March 2015. Mr. Termeer was chairman of the Federal Reserve Bank of Boston’s board of directors from 2010-2011. Mr. Termeer studied economics at the Economische Hogeschool (Erasmus University, the Netherlands) and earned an MBA from the Darden School at the University of Virginia.

James Shannon, MD has served on our Supervisory Board since June 2016. Mr. Shannon has had an extensive career in drug development and pharma. From 2012 until his retirement in 2015, Mr. Shannon was Chief Medical Officer at GlaxoSmithKline. Prior to that he was Global Head of Pharma Development at Novartis and Senior Vice-President, Clinical Development at Sterling Winthrop Pharmaceuticals. He held board positions at companies including Biotie, Circassia, Crucell, Endocyte, MannKind and Cerimon Pharmaceuticals. He received his undergraduate and postgraduate degrees at Queen’s University of Belfast and is a Member of the Royal College of Physicians (UK). Mr. Shannon currently holds board positions at Mannkind Corp (USA), myTomonows (NL) and lmmodulon (UK).

Paul Baart has served on our supervisory board since June 2015. Mr. Baart made his career in public accounting in both the Netherlands and the USA. At PwC the Netherlands he served on the management board and the supervisory board. He was also a member of the global board of PwC International. He has served many large (listed) and international clients in various industries. He held professional qualifications both in the Netherlands and in the USA. He was chairman of Royal NIVRA, the Dutch Institute of Registered Accountants (now NBA), member of the Dutch Council on Annual Reporting (RJ) and supervisory board member of Nyenrode Business University. Present roles include outside member Enterprise Chamber Amsterdam Court of Appeal (Ondernemingskamer) and chairman Supervisory Board Grant Thornton the Netherlands. He studied business economics at the Vrije Universiteit in Amsterdam, where he also passed the Registeraccountantsexam.

Management Board

The following table sets out information with respect to each of our management board members, their respective ages and their positions at the company as of the date of this annual report. The business address of our management board members is our registered office address at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

Name	Date of Birth	Position	Date of Appointment	Term Expires
Daniel de Boer	April 12, 1983	Chief Executive Officer	February 21, 2012	2018
René Beukema	March 26, 1964	Chief Corporate Development Officer and General Counsel	April 17, 2014	2018

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

René Beukema has served as our Chief Corporate Development Officer and General Counsel since April 2014. Mr. Beukema joined us in September 2013 and is a seasoned in-house corporate lawyer in the Dutch biotechnology arena. Prior to joining us, Mr. Beukema served as general counsel and corporate secretary of Crucell N.V. for twelve years, following his experience as a senior legal counsel at GE Capital / TIP Europe and legal counsel at TNT Express Worldwide. Mr. Beukema was also a venture partner of Aescap Venture, a life sciences venture capital firm. Mr. Beukema is the co-founder and advisor of Mytomorrows, a Dutch life sciences company, and a member of the VU Medical Cancer Center children in Amsterdam. He holds a post-doctoral degree in corporate law from the University of Nijmegen in co-operation with the Dutch Association of In-house Counsel (Nederlands Genootschap van Bedrijfsjuristen) and a Master’s degree in Dutch law from the University of Amsterdam.

Officers

Our management board is supported by our officers. The following table sets forth information with respect to each of the officers, their respective ages and their positions as of the date of this annual report. The business address of our officers is our registered office address at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

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

B. Compensation

Under Dutch law and our articles of association, the general meeting of shareholders must upon the proposal of our supervisory board adopt the compensation policy for the management board, which includes the outlines of the compensation of any members who serve on our management board. On June 21, 2016, the general meeting of shareholders adopted the current compensation policy of our company. The supervisory board determines the compensation of the management board members in accordance with the compensation policy. A proposal by the supervisory board with respect to compensation schemes in the form of shares or rights to shares is submitted for approval by the supervisory board to the general meeting of shareholders. Such proposal must set out at least the maximum number of shares or rights to shares to be granted to the management board and supervisory board, including the criteria for granting such shares or changes to such grants. The general meeting of shareholders may grant compensation to members of the supervisory board. The supervisory board will be reimbursed for their expenses.

Compensation of the Supervisory Board

The remuneration of the supervisory board members in 2016 is set out in the table below:

	2016
	Short term employee benefits	Post-employment benefits	Share-based payment[1]	Total
Mr. Dinko Valerio	36	—	52	88
Mr. Henri Termeer	31	—	51	82
Mr. Antoine Papiernik	78	—	—	78
Ms. Alison Lawton	31	—	74	105
Mr. Paul Baart	82	—	—	82
Mr. James Shannon[2]	29	—	27	56

	287	—	204	491

[1]	Share-based payment reflects the fair value of share options granted under our Option Plan during the year, as required by and determined in accordance with IFRS 2 - Share based payment (refer to Note 12(d) to the financial statements included elsewhere in this annual report).
[2]	Mr. Shannon was appointed on June 21, 2016.

Members of our supervisory board receive a board fee of € 25,000 per year and the chairperson receives a board fee of € 30,000 per year. In addition, each board committee chairperson will receive € 5,000 per year for service on such committee, and each other member of a board committee will receive € 3,000 per year for service on such committee. The chairperson of the nominating and corporate governance committee will receive € 3,000 per year for service on that committee. On June 21, 2016, our shareholders approved an amendment of the compensation policy whereby members of the supervisory board may be granted an additional compensation in cash of $ 55,000 per year or a grant of options with an underlying value of $ 110,000 per year.

Compensation of the Management Board

The table below sets out a breakdown of the compensation in 2016 of each current member of the management board:

	2016
	Short term employee benefits	Post- employment benefits	Share-based payment[1]	Total
	(€ in thousands)
Mr. D.A. de Boer	429	7	391	827
Mr. R.K. Beukema	346	13	165	524

	775	20	556	1,351

[1]	Share-based payment reflects the fair value of share options granted under our Option Plan during the year, as required by and determined in accordance with IFRS 2 - Share based payment (refer to Note 12(d) to the financial statements included elsewhere in this annual report).

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

Our supervisory board rules provide that members of our supervisory board will serve for a maximum duration of three terms of four years. Our articles of association provide that the supervisory board members must retire periodically in accordance with a rotation schedule adopted by the supervisory board. A supervisory board member who retires in accordance with the rotation schedule can be reappointed immediately. The supervisory board appoints a chairman from among its members.

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

Audit Committee

Our audit committee consists of Paul Baart (chairman), James Shannon and Alison Lawton. Each member satisfies the independence requirements of the NASDAQ listing standards and Rule 10A-3(b)(1) under the Exchange Act and satisfies the criteria for independence set forth in best practice III.2.2 of the DCGC. Paul Baart qualifies as an “audit committee financial expert,” as defined by the SEC in Item 16A: “Audit Committee Financial Expert” and as determined by our supervisory board. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of James Shannon (chairman), Dinko Valerio and Alison Lawton. Each member satisfies the independence requirements of the NASDAQ listing standards as well as the criteria for independence set forth in best practice III.2.2 of the DCGC. The compensation committee assists our supervisory board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our supervisory board members, our management board members and our officers. Members of our management board may not be present at any compensation committee meeting while their compensation is deliberated. Subject to and in accordance with the terms of the compensation policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dinko Valerio (chairman), Henri Termeer and Paul Baart. Each member satisfies the independence requirements of the NASDAQ listing standards as well as the criteria for independence set forth in best practice III.2.2 of the DCGC. The nominating and corporate governance committee assists our supervisory board in selecting individuals qualified to become our supervisory board members and management board members and in determining the composition of the management board, supervisory board and its committees and our officers. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As at December 31, 2016, we had a total of 133.3 employees (converted to FTE). Of these employees, 100.4 were engaged in research and development and 32.9 in general and administrative. For additional details we refer to note 17 to the financial statements. As far as we know, our employees are not represented by a labor union. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share ownership

Refer to Item 7.A: “Major shareholders” in this annual report.

Item 7: Major Shareholders and Related Party Transactions

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at December 31, 2016 by:

•	each of the members of our supervisory board and management board; and

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned is based on a total of 23,346,856 ordinary shares outstanding as at December 31, 2016. The numbers and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the applicable SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security, or to receive the economic benefit of ownership of the securities. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of December 31, 2016, and such securities are considered outstanding for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o ProQR Therapeutics N.V., Zernikedreef 9, 2333 CK, Leiden, the Netherlands.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	Percentage
5% or Greater Shareholders:
Sofinnova Capital VII FCPR[1]	2,769,125	11.9%
Jennison Associates LLC[2]	2,585,047	11.1%
Entities affiliated with Orbimed Advisors, LLC [3]	2,305,446	9.9%
Henri Termeer[4]	1,730,714	7.4%
Redmile Group, LLC [5]	1,578,174	6.8%
Appel B.V. [6]	1,171,208	5.0%
Supervisory Board Members and Management Board Members
Henri Termeer[4]	1,756,789	7.5%
Dinko Valerio[7]	1,072,168	4.6%
Antoine Papiernik[8]	2,769,125	11.9%
Alison Lawton[9]	10,954	0.0%
Daniel de Boer[10]	1,243,587	5.3%
René Beukema[11]	413,137	1.8%
Paul Baart	—	0.0%
James Shannon	—	0.0%
All supervisory board members and management board members as a group (8 persons) [12]	7,307,753	31.3%

[1]	Sofinnova Partners SAS, a French corporation and the management company of Sofinnova Capital VII FCPR, may be deemed to have sole voting and investment power, and the managing partners of Sofinnova Partners SAS, Dennis Lucquin, Antoine Papiernik, Dr. Tordjman and Monique Saulnier, may be deemed to have shared voting and investment power with respect to such shares. The address of Sofinnova Capital VII FCPR is 16-18 rue du Quatre-Septembre, Paris 75002, France.
[2]	The registered office of Jennison Associates LLC is 466 Lexington Ave., New York, NY 10017. Based solely on the Schedule 13G/A filed by Jennison Associates LLC on February 3, 2017.
[3]	Consists of 973,446 ordinary shares held by OrbiMed Advisors, LLC and 1,332,000 ordinary shares held by OrbiMed Capital LLC. OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Samuel D. Isaly is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G). The address of OrbiMed Advisors, LLC and OrbiMed Capital LLC is 601 Lexington Avenue, 54th Floor, New York, NY 10022.
[4]	Consists of 1,730,714 ordinary shares and options to acquire 26,075 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2016.
[5]	The registered office of Redmile Group, LLC is One Letterman Drive, Building D, Suite D3-300, San Francisco, CA 94129. Based solely on the Schedule 13G filed by Redmile Group, LLC on February 14, 2017.
[6]	Appel B.V. is owned and controlled by Daniel de Boer, our chief executive officer, and Mr. de Boer exercises sole voting and dispositive power over the shares owned by Appel B.V. The address for Appel B.V. is Postbus 11059, 2301 EB, Leiden, the Netherlands.
[7]	Consists of 588,457 ordinary shares and options to acquire 28,748 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2016. Also includes 454,963 shares held by the Valerio family foundation, Stichting Administratiekantoor Endavit, for which Mr. Valerio is the managing director. The address of Stichting Administratiekantoor Endavit is Vlielandstraat 5, 1181 HZ, Amstelveen, the Netherlands.
[8]	Consists of 2,769,125 ordinary shares held by Sofinnova Capital VII FCPR. Antoine Papiernik may be deemed to have shared voting and investment power with respect to such shares as a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR.
[9]	Consists of options to acquire 10,954 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2016.
[10]	Consists of options to acquire 72,379 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2016, and 1,171,208 ordinary shares held by Appel, B.V., which is owned and controlled by Daniel de Boer, our chief executive officer, as sole director.
[11]	Consists of 300,000 ordinary shares and options to acquire 113,137 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2016.
[12]	Consists of 7,056,460 ordinary shares and options to acquire 251,293 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2016.

Holdings by U.S. Shareholders

As at December 31, 2016, approximately 89.5% of our outstanding shares were held by 2 record holders in the United States, which excludes shareholders whose shares were held in nominee or street name by brokers.

B. Related party transactions

Since January 1, 2016, there have been no material transactions that are unusual in their nature or conditions with any of our related parties, except for remuneration as set out in note 23 to the financial statements as included elsewhere in this report.

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

Legal proceedings

From time to time we could be involved in legal proceedings that arise in the ordinary course of business. As at December 31, 2016, we believe no proceedings exists of which the outcome, if determined adversely, will have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and employees. No assurance can be given that future litigation will not have a material adverse effect on our financial position. Refer to Item 3.D: “Risk factors.”

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

Item 9: The Offer and Listing

A. Offering and listing details

See “Item 9.C The Offer and Listing—Markets.”

B. Plan of distribution

Not applicable.

C. Markets

The following table sets forth the high and low sales prices as reported by NASDAQ for each year, quarter and the most recent six months:

	High	Low
	(in $)
Annual highs and lows
Year ended December 31, 2014 (from September 18, 2014)	23.02	11.00
Year ended December 31, 2015	27.60	6.95
Year ended December 31, 2016	8.96	3.48
Quarterly highs and lows
First quarter 2015	27.60	15.80
Second quarter 2015	22.97	15.74
Third quarter 2015	20.05	12.99
Fourth quarter 2015	16.23	6.95
First quarter 2016	8.96	3.48
Second quarter 2016	6.76	3.55
Third quarter 2016	7.93	4.56
Fourth quarter 2016	8.70	3.95
Monthly highs and lows
September 30, 2016	7.93	5.38
October 31, 2016	8.70	5.10
November 30, 2016	5.20	3.95
December 31, 2016	5.00	4.05
January 31, 2017	5.20	3.80
February 28, 2017	4.30	3.65

Since September 18, 2014, our ordinary shares have been listed on the NASDAQ Global Market under ticker symbol PRQR. On March 10, 2017, the closing price per share reported on the NASDAQ Global Market was $ 5.00.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10: Additional Information

A. Share capital

Not applicable.

B. Memorandum and articles of association

General

We were incorporated on February 21, 2012 as a private company with limited liability (‘besloten vennootschap met beperkte aansprakelijkheid’) under Dutch law. In connection with our initial public offering in 2014, our shareholders resolved to amend our articles of association and to convert into a public company with limited liability by means of a Deed of Amendment and Conversion, pursuant to which, we converted to a public company with limited liability (‘naamloze vennootschap’) under the laws of the Netherlands. In connection with this conversion, our legal name changed from ProQR Therapeutics B.V. to ProQR Therapeutics N.V. Recently, on 22 June 2016 the articles of association were amended to (i) add certain places where general meeting of shareholders may be held and (ii) amend the term ’annual report’ to ‘report of the Management Board’ to comply with the Implementation Act Annual Accounts Directive (‘Uitvoeringswet richtlijn jaarrekening’) (Bulletin of Acts and Decrees (‘Staatsblad’) 2015, 349), pursuant to which act this term has been amended accordingly.

Our company is registered with the Dutch Trade Register of the Chamber of Commerce (‘handelsregister van de Kamer van Koophandel en Fabrieken’) in Leiden, the Netherlands under number 54600790. Our corporate seat is in Leiden, the Netherlands, and our registered office is at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

As of the date hereof, our authorized share capital is € 3,000,000, divided into 37,500,000 ordinary shares and 37,500,000 preferred shares, each with a nominal value of € 0.04. Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our articles of association.

Our ordinary shares are listed on the Nasdaq Global Market under the symbol “PRQR.”

We have listed our ordinary shares in registered form and our shares are not certificated. We have appointed American Stock Transfer & Trust Company, LLC as our agent to maintain our shareholders register and to act as transfer agent, registrar and paying agent for the ordinary shares. Our ordinary shares are traded on the NASDAQ Global Market in book-entry form.

Articles of Association and Dutch Law

Set forth below is a summary of relevant information concerning the material provisions of our articles of association and applicable Dutch law. This summary does not constitute legal advice regarding those matters and should not be regarded as such.

Anti-Takeover Measure

To enable us to pursue our business strategy and the successful development of our product pipeline and to protect our interests and those of our stakeholders (including shareholders, employees and patient populations), our business strategy, our continuity and our independence against actual and potential threats, we have adopted an anti-takeover measure by granting a perpetual and repeatedly exercisable call option to a protection foundation, Stichting Continuity ProQR Therapeutics. The call option confers on the protection foundation the right to acquire under certain conditions such number of preferred shares as equals, at the time of exercise of the call option, the lesser of: (i) the total number of shares equal to our issued share capital at that time, minus the number of preferred shares already held by the protection foundation at that time (if any) or (ii) the maximum number of preferred shares that may be issued under our authorized share capital under our articles of association from time to time. The protection foundation’s articles of association provide that it will act to promote and protect the best interests of us, our business and our stakeholders, including patient populations that may benefit from our products and pipeline, by opposing any influences that conflict with these interests and threaten to undermine our strategy, continuity, independence and identity. The board of the protection foundation is independent from us, our stakeholders and our subsidiaries.

Upon exercise of the call option, the preferred shares will be issued to the protection foundation for their nominal value, of which only 25% will be due upon issuance. The voting rights of our shares are based on nominal value and as we expect our shares to trade substantially in excess of nominal value, a foundation acquiring preferred shares issued at 25% of their nominal value can obtain significant voting power for a substantially reduced price and thus be used as a defensive measure. These preferred shares will have both a liquidation and dividend preference over our ordinary shares and will accrue cash dividends at a fixed rate with deficits in a preferred dividend being carried forward. The protection foundation may exercise the call option to acquire preferred shares in order to protect us from influences that do not serve our best interests and threaten to undermine our strategy, continuity, independence and identity. These influences may include a third-party acquiring a significant percentage of our ordinary shares, the announcement of a public offer for our ordinary shares, other concentration of control over our ordinary shares or any other form of pressure on us to alter our strategic policies.

Company’s Shareholders’ Register

All of our registered shares are registered in our shareholders’ register. Subject to Dutch law and our articles of association, we must keep our shareholders’ register accurate and up-to-date. Our shareholders’ register shall be kept by our management board and, when it regards the subregister, on behalf of the management board by our agent. In our shareholders’ register the names and addresses and other relevant details of all holders of registered shares are recorded, showing the date on which the shares were acquired, the date of the acknowledgement by or notification of us as well as the amount paid on each share. The shareholders’ register also includes the names and addresses and other relevant details of those with a right usufruct (‘vruchtgebruik’) or a right of pledge (‘pandrecht’) in respect of such shares. The ordinary shares offered in this offering will be held through DTC, therefore DTC will be recorded in the shareholders register as the holder of those ordinary shares.

Shareholders, usufructuaries and pledgees whose particulars must be recorded in our shareholders’ register are required to provide our management board with the necessary particulars in a timely fashion. Upon request, shareholders, usufructuaries and pledgees shall be provided with an extract of our shareholders’ register in respect of their right to one or more registered shares.

Issuance of Shares and Pre-emptive Rights

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of the general meeting of shareholders. Our articles of association provide that our general meeting of shareholders may only adopt such resolution upon a proposal of our management board, which proposal must have been approved by our supervisory board. Our general meeting of shareholders may authorize our management board to issue new shares or grant rights to subscribe for shares. The authorization can be granted and extended, in each case for a period not exceeding five years. For as long as such authorization is effective, our general meeting of shareholders will not have the power to issue shares and rights to subscribe for shares. Pursuant to our articles of association, our management board may only exercise the power to issue shares with the approval of our supervisory board.

On September 15, 2014, our general meeting of shareholders adopted a resolution pursuant to which our management board will be irrevocably authorized to, following approval of our supervisory board, issue up to 15% of our issued share capital for general purposes, plus 15% of our issued share capital for mergers, demergers, acquisitions and other strategic transactions and alliances, plus 15% of our issued share capital minus treasury shares for issuance under stock option plans, for a period of five years from the date of such resolution. Also, the call-option for preferred shares was issued to the protection foundation, as described above under “Anti-Takeover Measure”.

Under Dutch law, in the event of an issuance of ordinary shares or granting of rights to subscribe for ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. A holder of ordinary shares does not have a preemptive right with respect to the issuance of—or granting of rights to subscribe for (i) ordinary shares for consideration other than cash, or (ii) ordinary shares to our employees or employees of one of our group companies, or (iii) ordinary shares to persons exercising a previously granted right to subscribe for shares, or (iv) preferred shares.

The preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting of shareholders. Our articles of association provide that our general meeting of shareholders may only adopt such resolution upon a proposal of our management board, which proposal must have been approved by our supervisory board. Our general meeting of shareholders may authorize our management board to restrict or exclude the preemptive rights in respect of newly issued ordinary shares. Such authorization for the management board can be granted and extended, in each case for a period not exceeding five years. For as long as such authorization is effective, our general meeting of shareholders will not have the power to limit or exclude preemptive rights and such authorization may not be revoked unless stipulated otherwise in the authorization. A resolution of the general meeting of shareholders to restrict or exclude the preemptive rights or to designate our management board as the authorized body to do so requires at least a two-thirds majority of the votes cast, if less than one half of our issued share capital is represented at the meeting.

Preferred shares do not carry preemptive rights in respect of newly issued ordinary shares or preferred shares, nor do holders of ordinary shares have preemptive rights in respect of newly issued preferred shares. The call option of the protection foundation to acquire newly issued preferred shares of the company, see “Description of Share Capital—Anti-Takeover Measure”, is an irrevocable and repeatedly exercisable right to subscribe for preferred shares.

On September 15, 2014, our general meeting of shareholders adopted a resolution pursuant to which our management board will be irrevocably authorized to—following approval of our supervisory board—limit or exclude the preemptive rights of holders of ordinary shares for a period of five years from the date of such resolution.

Repurchases of our Shares

Under Dutch law, we may not subscribe for newly issued shares in our own capital. We may acquire our shares, subject to applicable provisions and restrictions of Dutch law and our articles of association, to the extent that:

•	such shares are fully paid-up;

•	such shares are acquired for no consideration or such repurchase would not cause our shareholders’ equity to fall below an amount equal to the sum of the paid-up and called-up part of the issued share capital and the reserves we are required to maintain pursuant to Dutch law or our articles of association; and

•	after the acquisition of shares, we and our subsidiaries would not hold, or would not hold as pledgees, shares having an aggregate nominal value that exceeds 50% of our issued share capital.

Other than shares acquired for no consideration or by universal succession, we may acquire shares only if our general meeting of shareholders has authorized the management board to do so. An authorization by the general meeting of shareholders for the acquisition of shares can be granted for a maximum period of 18 months. Such authorization must specify the number of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired. No authorization of the general meeting of shareholders is required if ordinary shares are acquired by us on NASDAQ with the intention of transferring such ordinary shares to our employees or employees of a group company pursuant to an arrangement applicable to them. Our articles of association further provide that a resolution of our management board to acquire fully paid-up shares in our share capital requires the approval of our supervisory board.

On September 15, 2014, our general meeting of shareholders adopted a resolution pursuant to which our management board will be authorized to acquire (i) up to 10 % of our issued share capital on NASDAQ or by other means for an 18-month period from the date of such resolution for a price per share not exceeding 110% of the market price of the ordinary shares on NASDAQ (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition) and (ii) the ordinary shares issued under our Option Plan at a price not exceeding $1,000 per share.

Capital Reductions; Cancellation

At a general meeting of shareholders, our shareholders may resolve to reduce our issued share capital by (i) cancelling shares or (ii) reducing the nominal value of the shares by virtue of an amendment to our articles of association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel shares may only relate (x) to shares held by the company itself or in respect of which the company holds the depository receipts, and (y) to all preferred shares. Our articles of association provide that our general meeting of shareholders may only adopt such resolution upon a proposal of our management board, which proposal must have been approved by our supervisory board. In order to be adopted by the general meeting of shareholders, a resolution to reduce the capital requires a simple majority of the votes cast at a general meeting of shareholders if at least half the issued capital is represented at the meeting or at least two-thirds of the votes cast at the general meeting of shareholders if less than half of the issued capital is represented at the general meeting of shareholders.

A reduction of the nominal value of shares without repayment and without release from the obligation to pay up the shares must be effectuated proportionally on shares of the same class (unless all shareholders concerned agree to a disproportionate reduction). A resolution that would result in a reduction of capital requires approval of the meeting of each group of holders of shares of the same class whose rights are prejudiced by the reduction. In addition, a reduction of capital involves a two month waiting period during which creditors have the right to object to a reduction of capital under specified circumstances.

In the event that all preferred shares are cancelled, distributions shall be made to the protection foundation as sole holder of such preferred shares.

Corporate Objectives

Under our articles of association, our corporate objectives are:

•	the development, bringing to market and exploitation of products and technologies in the field of biotechnology;

•	the research and development of (or the commission to research and develop) patents, know-how and intellectual and industrial property;

•	to make our products available to the patient populations that may benefit from such products and to maintain a suitable pipeline of products that may be beneficial for relevant patient populations;

•	to participate in, to finance, to hold any other interest in and to conduct the management or supervision of other entities, companies, partnerships and businesses;

•	to furnish guarantees, to provide security, to warrant performance in any other way and to assume liability, whether jointly and severally or otherwise, in respect of obligations of group companies or other parties; and

•	to do anything which, in the widest sense of the words, is connected with or may be conducive to the attainment of these objects.

Amendment of Articles of Association

Our general meeting of shareholders, at the proposal of our management board, with the prior approval of our supervisory board, may resolve to amend our articles of association. A resolution taken by the general meeting of shareholders to amend our articles of association requires a simple majority of the votes cast.

General Meetings of Shareholders

General meetings of shareholders are held in Leiden, Amsterdam, Rotterdam, Schiphol Airport (municipality Haarlemmermeer), The Hague, Oegstgeest, Leidschendam, Katwijk, Noordwijk or in Wassenaar, the Netherlands. All shareholders and others entitled to attend general meetings of shareholders are authorized to attend the general meeting of shareholders, to address the meeting and, in so far as they have such right, to vote, either in person or by proxy.

We must hold at least one general meeting of shareholders each year, to be held within six months after the end of our financial year. A general meeting of shareholders shall also be held within three months after our management board has considered it to be likely that the company’s equity has decreased to an amount equal to or lower than half of its paid up and called up capital. If the management board and supervisory board have failed to ensure that such general meetings of shareholders as referred to in the preceding sentences are held in a timely fashion, each shareholder and other person entitled to attend shareholders’ meetings may be authorized by the Dutch court to convene the general meeting of shareholders.

Our management board and our supervisory board may convene additional extraordinary general meetings of shareholders whenever they so decide. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least ten percent of our issued share capital may on their application, be authorized by the Dutch court to convene a general meeting of shareholders. The Dutch court will disallow the application if it does not appear to it that the applicants have previously requested that the management board or supervisory board convenes a shareholders’ meeting and neither the management board nor the supervisory board has taken the necessary steps so that the shareholders’ meeting could be held within eight weeks after the request.

General meetings of shareholders are convened by a notice which includes an agenda stating the items to be discussed. For the annual general meeting of shareholders the agenda will include, among other things, the adoption of our annual accounts, the appropriation of our profits or losses and proposals relating to the composition and filling of any vacancies of the management board or supervisory board. In addition, the agenda for a general meeting of shareholders includes such items as have been included therein by our management board or our supervisory board. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 3% of the issued share capital have the right to request the inclusion of additional items on the agenda of shareholders’ meetings. Such requests must be made in writing, substantiated, or by a proposal for a resolution and received by us no later than the sixtieth day before the day the relevant general meeting of shareholders is held. No resolutions will be adopted on items other than those which have been included in the agenda.

We will give notice of each general meeting of shareholders by publication on our website and, to the extent required by applicable law, in a Dutch daily newspaper with national distribution, and in any other manner that we may be required to follow in order to comply with Dutch law, applicable stock exchange and SEC requirements. We will observe the statutory minimum convening notice period for a general meeting of shareholders.

Pursuant to our articles of association, our management board may determine a record date (‘registratiedatum’) of 28 calendar days prior to a general meeting of shareholders to establish which shareholders and others with meeting rights are entitled to attend and, if applicable, vote in the general meeting of shareholders. The record date, if any, and the manner in which shareholders can register and exercise their rights will be set out in the convocation notice of the general meeting of shareholders. Our articles of association provide that a shareholder must notify the company in writing of his identity and his intention to attend (or be represented at) the general meeting of shareholders, such notice to be received by us ultimately on the seventh day prior to the general meeting of shareholders. If this requirement is not complied with or if upon direction of the company to that effect no proper identification is provided by any person wishing to enter the general meeting of shareholders, the chairman of the general meeting of shareholders may, in his sole discretion, refuse entry to the shareholder or his proxy holder.

Pursuant to our articles of association, our general meeting of shareholders is chaired by the chairman of our supervisory board. If the chairman of our supervisory board is absent and has not charged another person to chair the meeting in his place, the supervisory board members present at the meeting shall appoint one of them to be chairman. If no supervisory board members are present at the general meeting of shareholders, the general meeting of shareholders will be chaired by our CEO or, if our CEO is absent, another management board member present at the meeting and, if none of them is present, the general meeting of shareholders shall appoint its own chairman. The person who should chair the meeting may appoint another person in his stead.

The chairman of the general meeting of shareholders may decide at his discretion to admit other persons to the meeting. The chairman of the general meeting of shareholders shall appoint another person present at the shareholders’ meeting to act as secretary and to minute the proceedings at the meeting. The chairman of the general meeting of shareholders may instruct a civil law notary to draw up a notarial report of the proceedings at the company’s expense, in which case no minutes need to be taken. The chairman of the general meeting of shareholders is authorized to eject any person from the general meeting of shareholders if the chairman considers that person to disrupt the orderly proceedings. The general meeting of shareholders shall be conducted in the English language.

Voting Rights and Quorum Requirements

In accordance with Dutch law and our articles of association, each issued ordinary share and preferred share confers the right on the holder thereof to cast one vote at the general meeting of shareholders. The voting rights attached to any shares held by us or our direct or indirect subsidiaries are suspended as long as they are held in treasury. Dutch law does not permit cumulative voting for the election of management board members or supervisory board members.

Voting rights may be exercised by shareholders or by a duly appointed proxy holder (the written proxy being acceptable to the chairman of the general meeting of shareholders) of a shareholder, which proxy holder need not be a shareholder. Our articles of association do not limit the number of shares that may be voted by a single shareholder.

Under our articles of association, blank votes, abstentions and invalid votes shall not be counted as votes cast. Further, shares in respect of which a blank or invalid vote has been cast and shares in respect of which the person with meeting rights who is present or represented at the meeting has abstained from voting are counted when determining the part of the issued share capital that is present or represented at a general meeting of shareholders. The chairman of the general meeting of shareholders shall determine the manner of voting and whether voting may take place by acclamation.

In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of NASDAQ Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares.

Resolutions of the general meeting of shareholders are adopted by a simple majority of votes cast without quorum requirement, except where Dutch law or our articles of association provide for a special majority and/or quorum in relation to specified resolutions.

The chairman of the general meeting of shareholders shall decide on the method of voting and may determine the voting procedure. The determination made by the chairman of the general meeting of shareholders with regard to the results of a vote shall be decisive. However, where the accuracy of the chairman’s determination is contested immediately after it has been made, a new vote shall take place if the majority of the general meeting of shareholders so requires or, where the original vote did not take place by response to a roll call or in writing, if any party with voting rights present at the meeting so requires.

Our management board will keep a record of the resolutions passed at each general meeting of shareholders. The record shall be available at our office for inspection by any person entitled to attend general meetings of shareholders and upon request a copy of or extract from the record will be provided to such person at no more than the cost price.

Our articles of association and Dutch law provide that resolutions of our management board concerning a material change in the identity or character of the company or our business are subject to the approval of the general meeting of shareholders. Such changes include in any event:

•	a transfer of all or materially all of our business to a third party;

•	the entry into or termination of a long-lasting alliance of the company or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or partnership, if this alliance or termination is of significant importance for the company; and

•	the acquisition or disposition of an interest in the capital of a company by the company or by a subsidiary with a value of at least one third of the value of the assets, according to the balance sheet with explanatory notes or, if the company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in the company’s most recently adopted annual accounts.

Adoption of Annual Accounts and Discharge of Management and Supervisory Liability

Pursuant to Dutch law, we are required to publish our annual accounts within eight days after adoption and ultimately within 13 months after the end of our financial year.

Each year within five months after the end of our financial year, save where this period is extended for a maximum of six months by the general meeting of shareholders on account of special circumstances, our management board will prepare the annual accounts. The annual accounts must be accompanied by an auditor’s certificate, a report of the management board and certain other mandatory information and must be made available for inspection by our shareholders at our offices within the same period. Under Dutch law, the general meeting of shareholders may appoint and remove our independent auditors, as referred to in Section 2:393 Dutch Civil Code, who audit the annual accounts. If the general meeting of shareholders fails to appoint an independent auditor, the auditor will be appointed by the supervisory board or, if the supervisory board fails to do so, the management board. The annual accounts are adopted by our shareholders at the general meeting of shareholders and will be prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code.

The adoption of the annual accounts by our shareholders does not release our management board members and our supervisory board members from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders’ resolution.

Our financial reporting will be subject to the supervision of the Dutch regulator AFM. The AFM will review the content of the financial reports and has the authority to approach us with requests for information if, on the basis of publicly available information, it has reasonable doubts as to the integrity of our financial reporting. For a more detailed description we refer to the description below under the heading “—Dutch Financial Reporting Supervision Act.”

Dividends and other Distributions

We may only make distributions to our shareholders and other persons entitled to distributable profits, to the extent that our shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus the reserves as required to be maintained by Dutch law or by our articles of association.

Under our articles of association, a (cumulative) dividend is first paid out of the profit, if available for distribution, on any preferred shares, of which none will be outstanding on completion of this offering. Any amount remaining out of the profit is carried to reserve as the management board determines. After reservation by the management board of any profit, the remaining profit will be at the disposal of the general meeting of shareholders. The management board is permitted, subject to certain requirements and subject to approval of the supervisory board, to declare interim dividends without the approval of the general meeting of shareholders.

Distributions shall be payable in such currency as determined by our management board. We intend that distributions, if any, shall be payable on such date as determined by our management board. Our management board will set the date that will be applied in order to establish which shareholders (or usufructuaries or pledgees, as the case may be) are entitled to the distribution, such date not being earlier than the date on which the distribution was announced. Claims for payment of dividends and other distributions not made within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (‘verjaring’).

We do not anticipate paying any dividends for the foreseeable future.

Liquidation and Dissolution

The general meeting of shareholders may, based on a proposal by our management board, which proposal has been approved by our supervisory board, resolve to dissolve the company by a resolution passed by a simple majority of the votes cast. In the event of the company being dissolved, the liquidation shall be effected by our management board under the supervision of the supervisory board, unless the general meeting of shareholders decides otherwise.

In the event of a dissolution and liquidation, the assets remaining after payment of all of the company’s debts (including any liquidation expenses) are to be distributed (i) firstly to the holders, if any, of preferred shares the nominal value of the preferred shares (to the extent paid-up) plus unpaid accrued dividends and deficits (if any) in preferred dividends, (ii) the balance remaining to the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares. The liquidation and all distributions referred to in this paragraph will be made in accordance with the relevant provisions of Dutch law.

Limitations on Non-Residents and Exchange Controls

There are no limits under the laws of the Netherlands or in our articles of association on non-residents of the Netherlands holding or voting our ordinary shares. Under Dutch law, there currently are no exchange controls applicable to the transfer of dividends or other distributions with respect to, or of the proceeds from the sale of, shares in a Dutch company, to persons outside the Netherlands.

Netherlands Squeeze-Out Proceedings

Pursuant to Section 2:92a of the Dutch Civil Code, a shareholder who for its own account (or together with its group companies) provides at least 95% of our issued share capital may institute proceedings against our other shareholders jointly for the transfer of their shares to it. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (‘Ondernemingskamer’) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (‘Wetboek van Burgerlijke Rechtsvordering’). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares of the minority shareholders. Once the order to transfer by the Enterprise Chamber of the Amsterdam Court of Appeal becomes final and irrevocable, the majority shareholder that instituted the squeeze-out proceedings shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to the majority shareholder. Unless the addresses of all minority shareholders are known to the majority shareholder acquiring the shares, the majority shareholder is required to publish the same in a newspaper with a national circulation.

A shareholder that provides a majority of our issued share capital, but less than the 95% required to institute the squeeze-out proceedings described above, may seek to propose and implement one or more restructuring transactions with the objective to obtain at least 95% of our issued share capital and thus to be allowed to initiate squeeze-out proceedings. Those restructuring transactions could, amongst other things, include a legal merger or demerger involving our company, a contribution of cash and/or assets against issuance of shares involving our company, the issue of new shares to the majority shareholder while excluding any pre-emption rights of minority shareholders in relation to such issuance or an asset sale transaction.

In Dutch public takeover practice, depending on the circumstances, an asset sale transaction is sometimes used as a way to squeeze out minority shareholders, for example, after a successful public offer, or tender offer, through which the offeror acquires a supermajority, but less than all, of the shares. In such a scenario, the business of the target company would be sold to an offeror, a buyer or a special purpose vehicle, followed by the liquidation of the target company. The purchase price would be distributed to all shareholders in proportion to their respective shareholding as liquidation proceeds, thus separating the business from the company in which minority shareholders participated.

Under our articles of association, any proposal to sell and transfer all of our assets and to dissolve and liquidate our company is subject to approval by a majority of the votes cast in our general meeting of shareholders which must be preceded by a proposal by our management board, which must be approved by our supervisory board.

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

Please note that this summary does not describe the tax considerations for:

(i)	holders of ordinary shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us under the Dutch Income Tax Act 2001 (in Dutch: ‘Wet inkomstenbelasting 2001’). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii)	holders of ordinary shares in us that qualify or qualified as a participation for purposes of the Dutch Corporate Income Tax Act 1969 (in Dutch: ‘Wet op de vennootschapsbelasting 1969’). Generally, a taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

(iii)	holders of ordinary shares who are individuals for whom the ordinary shares or any benefit derived from the ordinary shares are compensation or deemed to be compensation for employment activities, including deemed employment activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001) or statutory directors (‘bestuurders’) or supervisory directors (‘commissarissen’) of a company resident in the Netherlands; and

(iv)	pension funds, investment institutions (in Dutch: ‘fiscale beleggingsinstellingen’), exempt investment institutions (in Dutch: ‘vrijgestelde beleggingsinstellingen’) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.

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

Dividend Withholding Tax

Dividends distributed by us generally are subject to Dutch dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those shares as recognized for purposes of Dutch dividend withholding tax;

•	an amount equal to the par value of ordinary shares issued or an increase of the par value of ordinary shares, to the extent that it does not appear that a contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and

•	partial repayment of the paid-in capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (in Dutch: ‘zuivere winst’), unless the holders of ordinary shares have resolved in advance at a general meeting to make such repayment and the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

If a holder of ordinary shares is resident in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such other country, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax.

Individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Dutch tax purposes (‘Dutch Resident Individuals’ and ‘Dutch Resident Entities’ as the case may be), can generally credit the Dutch dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to holders of ordinary shares that are neither resident nor deemed to be resident of the Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such non-resident holder.

In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to the Dutch tax authorities by the lesser of:

•	3% of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax; and

•	3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries[1] in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned reduction.

[1]	Qualifying foreign subsidiaries are entities established in Aruba, Curacao, St. Maarten, the BES islands or in a state which has concluded a double tax treaty with the Netherlands.

Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to remit to the Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold on dividends distributed.

Pursuant to legislation to counteract “dividend stripping”, a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Dutch Dividend Withholding Tax Act 1965 (in Dutch: ‘Wet op de dividendbelasting 1965’). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Taxes on Income and Capital Gains

Dutch Resident Individuals

If a holder of ordinary shares is a Dutch Resident Individual, any benefit derived or deemed to be derived from the ordinary shares is taxable at the progressive income tax rates (with a maximum of 52%), if:

(a)	the ordinary shares are attributable to an enterprise from which the Dutch Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (in Dutch: ‘medegerechtigd tot het vermogen’) of such enterprise, without being an entrepreneur or a shareholder, as defined in the Dutch Income Tax Act 2001; or

(b)	the holder of the ordinary shares is considered to perform activities with respect to the ordinary shares that go beyond ordinary asset management (in Dutch: ‘normaal, actief vermogensbeheer’) or derives benefits from the ordinary shares that are taxable as benefits from other activities (in Dutch ‘resultaat uit overige werkzaamheden’).

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder’s net investment asset base (in Dutch: ‘rendementsgrondslag’). Such holder will be taxed annually on a deemed income of 4% of his or her net investment assets for the year at an income tax rate of 30%, but only insofar the holder’s net investments assets exceed the tax-free capital threshold of EUR 24,437 (or EUR 48,874 in case of a fiscal partnership). The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. Actual benefits derived from the ordinary shares are as such not subject to Dutch income tax.

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

(ii)	such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable or deemed attributable or has a deemed enterprise for activities performed as statutory director (‘bestuurder’) or supervisory director (‘commissaris’) of a company resident of the Netherlands; and

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

Residence

A shareholder will not become resident or deemed resident in the Netherlands for tax purposes by reason only of holding the ordinary shares.

Certain Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the ownership and disposition of our ordinary shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that will hold our ordinary shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ordinary shares that may be subject to special tax rules including, without limitation, the following:

•	banks, financial institutions or insurance companies;

•	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons that hold the ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold our shares through such an entity;

•	corporations;

•	certain former citizens or long term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that acquire ordinary shares as a result of holding or owning our preferred shares;

•	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value our shares; and

•	holders that have a “functional currency” other than the U.S. dollar.

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

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which, assuming we are not a CFC for the year being tested, would be measured by the fair market value of the assets, and for which purpose the total value of our assets may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

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

Based on the average value of our gross assets, we believe that we may be classified as a PFIC for the 2016 taxable year. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate.

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

We do not currently intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are treated as a PFIC for any taxable year. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. holder owns ordinary shares during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company (and with respect to any of our subsidiaries that also may be determined to be PFICs), generally with the U.S. holder’s federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

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

Market Risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities in foreign currencies, primarily with respect to the U.S. Dollar. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. We have exposure associated with the time delay between entering into a contract, budget or forecast and the realization thereof. To minimize economic exposure related to currency fluctuations, currencies on the balance sheet will be matched to the cash flows on an annual basis to ensure the availability of at least 12 months of liquidity per currency per the approved budget. The impact of fair value measurements on the financial statements is limited.

At December 31, 2016 there was a net liability in U.S. Dollars of € 2.4 million (2015: € 1.1 million). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on receivables and trade payables, during the years presented had an immaterial effect on the financial statements.

Our interest rate risk exposure is limited due to the use of loans with fixed rates. At December 31, 2016, we had one loan with a fixed interest, amounting to € 5,697,000 (2015: € 4,824,000).

Credit Risk

Credit risk represents the risk of financial loss caused by default of the counterparty. We have no large receivables balances with external parties. Our principal financial assets are cash and cash equivalents which are, in line with our cash policy, placed at banks which meet our defined minimum credit ratings.

Liquidity Risk

Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements through mid-2018. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Item 12: Description of Securities Other than Equity Securities

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

We received proceeds of € 80.4 million from our initial public offering, net of € 8.6 million of underwriting discounts and offering expenses payable by us. No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates) or persons owning ten percent or more of any class of our equity securities or to any other affiliates. To date, we have used € 66.9 million of the net proceeds of the offering, primarily to fund our research and development activities, but also to fund investments in our new location and laboratory equipment as well as general and administrative costs. We intend to use the net proceeds we received from our initial public offering as disclosed in our Registration Statement on Form F-1.

We intend to invest the net proceeds of this offering in a variety of capital preservation investments, which may include term deposits, other short-term, investment-grade, interest-bearing instruments and government securities, all in accordance with our investment policy.

Item 15: Controls and Procedures

A. Disclosure controls and procedures

Under the supervision and with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) has been evaluated as of the end of the period covered by the Annual Report (December 31, 2016). The term “disclosure controls and procedures” means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures.

Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as at December 31, 2016.

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

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2016.

C. Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of the company’s registered public accounting firm because “emerging growth companies” are not subject to the attestation requirements pursuant to the JOBS Act.

D. Changes in internal control over financial reporting

During the year ended December 31, 2016, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A: Audit Committee Financial Expert

Currently, Paul Baart qualifies as an “audit committee financial expert,” as defined by the SEC and as determined by our supervisory board. In addition, he satisfies the independence requirements of the NASDAQ listing standards and Rule 10A-3(b)(1) under the Exchange Act and the criteria for independence set forth in best practice III.2.2 of the DCGC.

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

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Historically, we hold treasury shares which relate to ordinary shares that have legally been issued, but that are within our control. In 2016, no purchases of our registered equity securities were made by or on our behalf or on the behalf of any affiliated purchaser.

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

Item 18: Financial Statements

Financial Statements are filed as part of this annual report, starting on page F-1.

Item 19: Exhibits

Index of Exhibits

Exhibit No.	Description

1.1*	Amended Articles of Association of the Registrant effective as of June 22, 2016.

2.1	Form of Registration Rights Agreement by and between the Registrant and the shareholders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

4.1#	ProQR Therapeutics B.V. Stock Option Plan and forms of notice of grant thereunder (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on August 14, 2014)

4.2#	ProQR Therapeutics N.V. Stock Option Plan and forms of notice of grant thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

4.3#	Form of Management Services Agreement by and between the Registrant and Daniel Anton de Boer (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

4.4#	Form of Management Services Agreement by and between the Registrant and René Beukema (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

4.5	Form of Call Option Agreement by and between the Registrant and Stichting Continuity ProQR Therapeutics (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 16, 2014)

4.6	Sublease of Office Accommodation dated as of September 5, 2013 by and between the Registrant and Pharming Technologies B.V. (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on August 14, 2014)

4.7	Sublease Agreement dated as of April 1, 2013 by and between the Registrant and MicroSafe Laboratories (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on August 14, 2014)

4.8†	Exclusive Patent License Agreement dated as of May 29, 2012 by and between the Registrant and The General Hospital Corporation d/b/a Massachusetts General Hospital (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 16, 2014)

4.9†	Agreement dated as of August 1, 2014 by and between the Registrant and Cystic Fibrosis Foundation Therapeutics, Inc. (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on August 14, 2014)

4.10#	Form of Indemnification Agreement for the Managing Directors, Supervisory Directors and officers of the Registrant (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

Exhibit No.	Description

4.11†	License and Clinical Supply Agreement, dated as of October 8, 2014, between the Registrant and PARI Pharma GmbH (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer (File No. 001-36622) filed on October 9, 2014)

4.12*††	Amendment Number 4 to Exclusive Patent License Agreement, dated as of September 28, 2016, by and between the Registrant and The General Hospital Corporation d/b/a Massachusetts General Hospital

4.13*†††	Lease Agreement for the Registrant’s facility in Zernikedreef in Leiden, the Netherlands

4.14*††	License Agreement between Radboudumc as Licensor, and ProQR Therapeutics N.V. as Licensee dated as of April 17, 2014

8.1*	Subsidiaries of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Accountants B.V., Independent Registered Public Accounting Firm

*	Filed herewith

**	The certifications furnished in Exhibit 13.1 hereto are deemed to accompany this Annual Report on Form 20-F and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Registrant specifically incorporates it by reference.

†	Confidential treatment has been granted as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

††	Application has been made for confidential treatment as to certain portions of this exhibit, which portions have been omitted and filed separately with the Securities and Exchange Commission.

†††	English summary of original Dutch document.

#	Management contract or compensatory plan or arrangement.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Leiden, March 31, 2017

PROQR THERAPEUTICS N.V.

By:	/s/ Daniel de Boer
Name:	Daniel de Boer
Title:	Chief Executive Officer

By:	/s/ Smital Shah
Name:	Smital Shah
Title:	Chief Financial Officer

Report of the Independent Registered Public Accounting Firm

To: the Shareholders and Supervisory Board of ProQR Therapeutics N.V.

We have audited the accompanying consolidated statements of financial position of ProQR Therapeutics N.V. (“the Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016 (further the “financial statements”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, the financial statements present fairly, in all material respects, the financial position of ProQR Therapeutics N.V. as at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Accountants B.V.

Amsterdam, the Netherlands

March 31, 2017

PROQR THERAPEUTICS N.V.

Consolidated Statement of Financial Position

		December 31, 2016	December 31, 2015
		(€ in thousands)
Assets
Intangible assets	7	90	141
Property, plant and equipment	8	3,438	2,199

Non-current assets		3,528	2,340
Social security and other taxes	9	395	956
Prepayments and other receivables	10	2,420	1,948
Cash and cash equivalents	11	59,200	94,865

Current assets		62,015	97,769

Total assets		65,543	100,109

Shareholders’ equity
Share capital		934	934
Share premium reserve		123,597	123,595
Equity settled employee benefits reserve		4,353	1,899
Translation reserve		(15)	1
Accumulated deficit		(75,733)	(36,630)

Total equity	12	53,136	89,799
Liabilities
Borrowings		5,697	4,824
Finance lease liabilities		—	—

Non-current liabilities	13	5,697	4,824
Finance lease liabilities		—	15
Trade payables		328	885
Social security and other taxes		312	235
Pension premiums		13	16
Deferred income		—	144
Other current liabilities		6,057	4,191

Current liabilities	14	6,710	5,486

Total liabilities		12,407	10,310

Total equity and liabilities		65,543	100,109

The accompanying notes are an integral part of these financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Profit or Loss and Comprehensive Income

		Year Ended December 31,
		2016	2015	2014
		(€ in thousands)
Other income	15	1,828	3,235	313
Research and development costs	16	(31,923)	(23,401)	(10,267)
General and administrative costs		(9,478)	(6,837)	(6,507)

Total operating costs		(41,401)	(30,238)	(16,774)

Operating result		(39,573)	(27,003)	(16,461)
Financial income and expense	18	470	6,171	4,334

Result before corporate income taxes		(39,103)	(20,832)	(12,127)
Income taxes	19	—	—	—

Net loss (attributable to equity holders of the Company)		(39,103)	(20,832)	(12,127)

Other comprehensive income
Items that will never be reclassified to profit or loss		—	—	—
Items that are or may be reclassified to profit or loss
Foreign operations – foreign currency translation differences		(16)	1	—

Total comprehensive loss (attributable to equity holders of the Company)		(39,119)	(20,831)	(12,127)

Share information	20
Weighted average number of shares outstanding		23,346,507	23,343,262	11,082,801
Earnings per share for result attributable to the equity holders of the Company (expressed in Euro per share)
Basic and diluted loss per share		€(1.68)	€(0.89)	€(1.09)

The accompanying notes are an integral part of these financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Changes in Equity

	Attributable to Equity Holders of the Company
	Share Capital	Share Premium Reserve	Equity Settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total Equity
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)
Balance at January 1, 2014	59	3,482	41	—	(3,671)	(89)
Net loss	—	—	—	—	(12,127)	(12,127)
Recognition of share-based payments	—	—	646	—	—	646
Shares issued in the period	880	122,291	—	—	—	123,171
Conversion of preferred shares	—	—	—	—	—	—
Treasury shares issued	(5)	(2,192)	—	—	—	(2,197)

Balance at December 31, 2014	934	123,581	687	—	(15,798)	109,404
Net loss	—	—	—	—	(20,832)	(20,832)
Other comprehensive income	—	—	—	1	—	1
Recognition of share-based payments	—	—	1,212	—	—	1,212
Shares options exercised	0	14	—	—	—	14

Balance at December 31, 2015	934	123,595	1,899	1	(36,630)	89,799
Net loss	—	—	—	—	(39,103)	(39,103)
Other comprehensive income	—	—	—	(16)	—	(16)
Recognition of share-based payments	—	—	2,454	—	—	2,454
Shares options exercised	0	2	—	—	—	2

Balance at December 31, 2016	934	123,597	4,353	(15)	(75,733)	53,136

The accompanying notes are an integral part of these financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Cash Flows

	Year Ended December 31,
	2016	2015	2014
	(€ in thousands)
Cash flow from operating activities
Net loss	(39,119)	(20,831)	(12,127)
Adjustments for:
Depreciation	1,245	480	126
Share-based payment expenses	2,454	1,212	646
Financial income and expense	(470)	(6,171)	(4,334)
Changes in working capital	1,433	637	1,090
Corporate income tax paid	—	—	—
Interest received	236	441	142

Net cash used in operating activities	(34,221)	(24,232)	(14,457)

Cash flow from investing activities
Purchases of intangible assets	—	(28)	(124)
Purchases of property, plant and equipment	(2,539)	(1,296)	(1,109)

Net cash used in investing activities	(2,539)	(1,324)	(1,233)

Cash flow from financing activities
Net proceeds from issuance of shares	—	—	118,250
Proceeds from exercise of share options	2	14	—
Proceeds from borrowings	370	1,640	1,667
Redemption of financial lease	(15)	(34)	(34)

Net cash generated by financing activities	357	1,620	119,883

Net increase/(decrease) in cash and cash equivalents	(36,403)	(23,936)	104,193

Currency effect cash and cash equivalents	738	6,065	4,414
Cash and cash equivalents at the beginning of the year	94,865	112,736	4,129

Cash and cash equivalents at the end of the year	59,200	94,865	112,736

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

The Company was incorporated in the Netherlands, on February 21, 2012 and was reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands.

At December 31, 2016, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

•	ProQR Therapeutics Holding B.V. (the Netherlands, 100%);

•	ProQR Therapeutics I B.V. (the Netherlands, 100%);

•	ProQR Therapeutics II B.V. (the Netherlands, 100%);

•	ProQR Therapeutics III B.V. (the Netherlands, 100%);

•	ProQR Therapeutics IV B.V. (the Netherlands, 100%);

•	ProQR Therapeutics VI B.V. (the Netherlands, 100%);

•	ProQR Therapeutics VII B.V. (the Netherlands, 100%);

•	ProQR Therapeutics VIII B.V. (the Netherlands, 100%);

•	ProQR Therapeutics IX B.V. (the Netherlands, 100%);

•	ProQR Therapeutics I Inc. (United States, 100%).

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

(d) Going Concern

The management board of ProQR has, upon preparing and finalizing the 2016 financial statements, assessed the Company’s ability to fund its operations for a period of at least one year after the date of signing these financial statements.

The management board of the Company is confident about the continuity of the Company based on its existing funding, taking into account the Company’s current cash position and the projected cash flows based on the activities under execution on the basis of ProQR’s business plan and budget.

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

(f) Changes in accounting policies

The financial statements have been prepared on the basis of International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). New Standards and Interpretations, which became effective as of January 1, 2016, did not have a material impact on our financial statements.

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

(ii) Research and development

Research expenditures are recognized as expenses as incurred. Costs incurred on development projects are recognized as intangible assets as of the date that it can be established that it is probable that future economic benefits that are attributable to the asset will flow to the Company considering its commercial and technological feasibility, generally when filed for regulatory approval for commercial production, and when costs can be measured reliably. Given the current stage of the development of the Company’s products no development expenditures have yet been capitalized.

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

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

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

4. New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after 1 January 2017, and have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out below. The Group does not plan to adopt these standards early.

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

At December 31, 2016 there was a net liability in U.S. Dollars of € 2.4 million (2015: € 1.1 million). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on receivables and trade payables, during the years presented had an immaterial effect on the financial statements.

At year-end, a substantial amount of our cash balances are denominated in U.S. Dollars. This amount reflects our current expectation of future expenditure in U.S. dollars.

A reasonably possible strengthening (weakening) of the U.S. Dollar by 10% against all other currencies at December 31, 2016 would have affected the measurement of our cash balances denominated in a U.S. Dollar and affected equity and profit or loss by € 2.5 million (2015: € 5.2 million). The analysis assumes that all other variables, in particular interest rates, remain constant.

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

Cash flow and fair value Interest rate risk

The Company’s exposure to interest rate risks is limited due to the use of loans with fixed rates. The Company has one loan with a fixed interest, amounting to € 5,697,000 at December 31, 2016 (2015: € 4,824,000). Details on the interest rates and maturities of these loans are provided in Note 13.

(b) Credit risk

Credit risk represents the risk of financial loss caused by default of the counterparty. The Company has no large receivables balances with external parties. The Company’s principal financial assets are cash and cash equivalents which are placed at ABN Amro, Rabobank and Wells Fargo. Our cash management policy is focused on preserving capital, providing liquidity for operations and optimizing yield while accepting limited risk (Short-term credit ratings must be rated A-1/P-1/F1 at a minimum by at least one of the Nationally Recognized Statistical Rating Organizations (NRSROs) specifically Moody’s, Standard & Poor’s or Fitch. Long-term credit rating must be rated A- or A3 at a minimum by at least one NRSRO).

At December 31, 2016 and December 31, 2015, substantially all of our cash and cash equivalents were placed at two large institutions, Rabobank and ABN Amro. In 2016, this also included Wells Fargo. All institutions are highly rated (ratings of Aa2, A1 and A2 for Rabobank, ABN Amro and Wells Fargo respectively) with sufficient capital adequacy and liquidity metrics.

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

The table below analyzes ProQR’s undiscounted liabilities into relevant maturity groupings based on the remaining period at year-end until the contractual maturity date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	(€ in thousands)
At December 31, 2016
Borrowings	—	1,839	4,860	—
Trade payables and other payables	6,710	—	—	—

Total	6,710	1,839	4,860	—

At December 31, 2015
Borrowings	—	1,691	4,712	—
Finance lease liabilities	15	—	—	—
Trade payables and other payables	5,471	—	—	—

Total	5,486	1,691	4,712	—

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

The Company has no assets and liabilities that are measured at fair value at December 31, 2016 and 2015.

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

7. Intangible Assets

	Licenses	Software	Total
	(€ in thousands)	(€ in thousands)	(€ in thousands)
Balance at January 1, 2015
Cost	39	124	163
Accumulated amortization	—	—	—

Carrying amount	39	124	163
Additions	—	28	28
Amortization	—	(50)	(50)

Movement for the period	—	(22)	(22)
Balance at December 31, 2015
Cost	39	152	191
Accumulated amortization	—	(50)	(50)

Carrying amount	39	102	141
Additions	—	—	—
Amortization	—	(51)	(51)

Movement for the period	—	(51)	(51)
Balance at December 31, 2016
Cost	39	152	191
Accumulated amortization	—	(101)	(101)

Carrying amount	39	51	90

In 2012, the Company acquired an exclusive license from the Massachusetts General Hospital. The initial payment in respect of the license, in the amount of € 39,000, will be amortized over the commercial life of products based on the license during the patent-life.

The amortization charge for 2016 is included in the general and administrative costs for an amount of € 51,000 (2015: € 50,000).

8. Property, Plant and Equipment (‘PP&E’)

	Leasehold improvements	Laboratory equipment	Other	Total
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)
Balance at January 1, 2015
Cost	326	769	242	1,337
Accumulated depreciation	(17)	(104)	(29)	(150)

Carrying amount	309	665	213	1,187
Additions	659	367	415	1,441
Depreciation	(77)	(201)	(145)	(423)
Disposals	—	—	(6)	(6)

Movement for the period	582	166	264	1,012
Balance at December 31, 2015
Cost	985	1,136	651	2,772
Accumulated depreciation	(94)	(305)	(174)	(573)

Carrying amount	891	831	477	2,199
Additions	1,166	806	461	2,433
Depreciation	(499)	(340)	(332)	(1,171)
Transfer	(196)	—	196	—
Disposals	(23)	—	—	(23)

Movement for the period	448	466	325	1,239
Balance at December 31, 2016
Cost	1,847	1,957	1,283	5,087
Accumulated depreciation	(508)	(660)	(481)	(1,649)

Carrying amount	1,339	1,297	802	3,438

The depreciation charge for 2016 is included in the research and development costs for an amount of € 907,000 (2015: € 361,000) and in the general and administrative costs for an amount of € 264,000 (2015: € 62,000).

9. Social Security and Other Taxes

	December 31, 2016	December 31, 2015
	(€ in thousands)
Value added tax	395	953
Wage tax	—	3

	395	956

All receivables are considered short-term and due within one year.

10. Prepayments and Other Receivables

	December 31, 2016	December 31, 2015
	(€ in thousands)
Prepayments	1,250	1,401
Other receivables	1,170	547

	2,420	1,948

All receivables are considered short-term and due within one year.

11. Cash and Cash Equivalents

	December 31, 2016	December 31, 2015
	(€ in thousands)
Cash at banks	56,354	94,865
Bank deposits	2,846	—

	59,200	94,865

The cash at banks is at full disposal of the Company. Bank deposits are convertible into cash upon request of the Company.

12. Shareholders’ Equity

(a) Share capital

	Number of shares 2016		Number of shares 2015		Number of shares 2014
	Ordinary	Preferred	Ordinary	Preferred	Ordinary	Preferred
In issue at January 1	23,345,965	—	23,338,154	—	6,108,152	—
Issued for cash	—	—	—	—	9,490,336	8,265,179
Conversion of preferred shares	—	—	—	—	8,265,179	(8,265,179)
Exercise of share options	891	—	7,811	—	—	—
Treasury shares issued	—	—	—	—	(525,513)	—

In issue at December 31 – fully paid	23,346,856	—	23,345,965	—	23,338,154	—

The authorized share capital of the Company amounting to € 3,000,000 consists of 37,500,000 ordinary shares and 37,500,000 preference shares with a par value of € 0.04 per share. At December 31, 2016, 24,520,814 ordinary shares were issued and fully paid in cash, of which 1,173,958 were held by the Company as treasury shares (2015: 1,174,849).

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

On October 2, 2015, the Company filed a shelf registration statement, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 200,000,000 of its ordinary shares, warrants and/or units; and (b) as part of the $ 200,000,000, the offering, issuance and sale by us of up to a maximum aggregate offering price of $ 60,000,000 of its ordinary shares that may be issued and sold under a sales agreement with Cantor Fitzgerald & Co in one or more at-the-market offerings. At December 31, 2016, no shares had been sold pursuant to its current at-the-market offering program.

(b) Equity settled employee benefit reserve

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

(c) Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

(d) Share options

The Company operates an equity-settled share-based compensation plan which was introduced in 2013. Options may be granted to employees, members of the supervisory board, members of the management board and consultants. The compensation expenses included in operating costs for this plan were € 2,454,000 in 2016 (2015: € 1,212,000, 2014: € 646,000), of which € 1,480,000 (2015: € 801,000, 2014: € 404,000) was recorded in general and administrative costs and € 974,000 (2015: € 411,000, 2014: € 242,000) was recorded in research and development costs.

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

The Company accounts for its employee stock options under the fair value method. The fair value of the options is estimated at the date of grant using the Black-Scholes option-pricing model, with on average the following assumptions:

	Options granted in 2016	Options granted in 2015	Options granted in 2014
Risk-free interest rate	1.467%	1.497%	0.616%
Expected dividend yield	0%	0%	0%
Expected volatility	86.3%	86.8%	88.6%
Expected life in years	5 years	5 years	5 years

The resulting weighted average grant date fair value of the options amounted to € 3.72 in 2016 (2015: € 10.35, 2014: € 2.58). The stock options granted have a 10 year life following the grant date and are assumed to be exercised five years from date of grant for all awards.

Movements in the number of options outstanding and their related weighted average exercise prices are as follows:

	2016		2015		2014
	Number of options	Average exercise price	Number of options	Average exercise price	Number of options	Average exercise price
Balance at January 1	1,108,935	€4.19	998,765	€2.78	379,323	€1.11
Granted	1,214,126	€5.49	125,798	€15.27	691,722	€3.52
Forfeited	(116,181)	€4.64	(7,817)	€4.64	(11,095)	€1.20
Exercised	(891)	€2.38	(7,811)	€1.78	(61,185)	€1.11
Lapsed	—	—	—	—	—	—

Balance at December 31	2,205,989	€4.88	1,108,935	€4.19	998,765	€2.78

Exercisable at December 31	615,246		339,352		94,729

The options outstanding at December 31, 2016 had an exercise price in the range of € 1.11 to € 20.34 (2015: € 1.11 to € 20.34, 2014: € 1.11 to € 12.15) and a weighted-average contractual life of 8.3 years (2015: 8.3 years, 2014: 9.2 years).

The weighted-average share price at the date of exercise for share options exercised in 2016 was € 4.23 (2015: € 19.30, 2014: € 3.04).

Please refer to Note 23 for the options granted to key management personnel.

13. Non-current liabilities

(a) Borrowings

	December 31, 2016	December 31, 2015
	(€ in thousands)
Innovation credit	4,598	4,228
Accrued interest on innovation credit	1,099	596

	5,697	4,824

Innovation credit (“Innovatiekrediet”)

On June 1, 2012, ProQR was awarded an Innovation credit by the Dutch government, through its agency RVO of the Ministry of Economic Affairs, for the Company’s cystic fibrosis program. Amounts were drawn under this facility in the course of the years 2013 through 2016. The credit covers 35% of the costs incurred in respect of the program up to an initial maximum of € 5.0 million.

The credit is interest-bearing at a rate of 10% per annum. The credit, including accrued interest, is repayable in three installments on November 30, 2018, November 30, 2019 and November 30, 2020, depending on the technical success of the program.

The assets which are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

(b) Finance lease liabilities

	2016	2015
	(€ in thousands)
Balance at January 1	15	49
Initial recognition new finance leases	—	—
Interest expense accrued	—	—
Payment of finance lease liabilities	(15)	(34)

Balance at December 31	—	15
Current portion at December 31	—	(15)

	—	—

Certain of the Company’s property, plant and equipment items are subject to finance leases. These leases relate to laboratory equipment. The net carrying amount of leased assets amounts to nil in 2016 (2015: € 48,000).

Future minimum lease payments under finance leases as at December 31, 2016 are as follows:

	2016		2015
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	(€ in thousands)
Less than 1 year	—	—	15	15
Between 1 and 5 years	—	—	—	—
More than 5 years	—	—	—	—

The interest used for the present value of payments is 2%.

14. Current Liabilities

	December 31, 2016	December 31, 2015
	(€ in thousands)
Current portion finance lease liabilities	—	15
Trade payables	328	885
Social securities and other taxes	312	235
Pension premiums	13	16
Deferred income	—	144
Accrued expenses and other liabilities	6,057	4,191

	6,710	5,486

At December 31, 2015, current liabilities included deferred income resulting from receipt of the first installment of the € 6 million grant from the European Commission (EC) under the Horizon 2020 program to finance the clinical development of QR-010.

15. Other income

	2016	2015	2014
	(€ in thousands)
Grant income	1,632	3,188	313
Rental income from property subleases	196	47	—

	1,828	3,235	313

In August 2014, the Company entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide the Company with up to $ 3 million to support the clinical development of QR-010. The grant is recognized in other income in the same period in which the related R&D costs are recognized.

In 2015, the European Commission (EC) through its Horizon 2020 program awarded ProQR and its academic partners a grant of € 6 million (ProQR: € 4.4 million) to support the clinical development of QR-010 through December 31, 2017. Horizon 2020 is one of the largest research and innovation programs in the European Union with nearly € 80 billion in available funding for qualified projects from 2014 to 2020.

Both grants are recognized in other income in the same period in which the related R&D costs are recognized.

16. Research and Development Costs

Research and development costs amounted to € 31,923,000 in 2016 (2015: € 23,401,000, 2014: € 10,267,000) and comprise allocated employee costs, the costs of materials and laboratory consumables, the costs of external studies including, amongst others, clinical studies and toxicology studies and external research, license- and IP-costs and allocated other costs.

17. Employee Benefits

	2016	2015	2014
	(€ in thousands)
Wages and salaries	10,184	7,128	3,845
Social security costs	1,093	596	320
Pension costs — defined contribution plans	764	478	217
Equity-settled share based payments	2,454	1,212	646

	14,495	9,414	5,028

Average number of employees for the period	133.4	86.1	37.8

Employees per activity at December 31 (converted to FTE):

	December 31, 2016	December 31, 2015	December 31, 2014
Research and Development	100.4	72.4	40.1
General and Administrative	32.9	27.1	18.7

Total number of employees at December 31 (converted to FTE)	133.3	99.5	58.8

Of all employees 128.3 FTE are employed in the Netherlands (2015: 94.5 FTE).

Included in the wages and salaries for 2016 is a credit of € 807,000 (2015: € 372,000, 2014: € 301,000) with respect to WBSO subsidies.

18. Financial Income and Expense

	2016	2015	2014
	(€ in thousands)
Interest income:
Current accounts and deposits	270	501	183

Interest costs:
Interest on loans and borrowings	(538)	(395)	(265)

Foreign exchange result:
Net foreign exchange benefit/(loss)	738	6,065	4,416

	470	6,171	4,334

19. Income Taxes

The calculation of the tax charge is as follows:

	2016	2015	2014
	(€ in thousands)
Income tax based on domestic rate (25%)	9,776	5,208	3,032
Tax effect of:
Non-deductible expenses	(622)	(309)	(207)
Tax incentives	(46)	136	2,065
Current year losses for which no deferred tax asset was recognized	(9,045)	(5,035)	(4,890)
Change in unrecognized deductible temporary differences	(63)	—	—

Income tax charge	—	—	—

Effective tax rate	0%	0%	0%

Due to the operating losses incurred since inception the Company has no tax provisions as of the balance sheet date. Furthermore, no significant temporary differences exist between accounting and tax results.

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses. As per December 31, 2016, the Company has a total amount of € 82.9 million (2015: € 46.9 million, 2014: € 26.8 million) tax loss carry-forwards available for offset against future taxable profits. According to current tax regulations the first amount of the tax loss carry-forwards will expire in 2021.

20. Earnings Per Share

(a) Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the result attributable to equity holders of the Company by the weighted average number of shares outstanding during the year.

	2016	2015	2014
Result attributable to equity holders of the Company (€ in thousands)	(39,103)	(20,832)	(12,127)
Weighted average number of shares	23,346,507	23,343,262	11,082,801

Basic (and diluted) earnings per share (€ per share)	€(1.68)	€(0.89)	€(1.09)

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

21. Operational Leases

Since 2012, the Company is domiciled in Leiden, the Netherlands where it currently has concluded rental agreements for laboratory space and offices. In addition, the Company has one office in the US.

The lease expenditure charged to the income statement in 2016 amounts to € 1,849,000 (2015: € 703,000, 2014: € 258,000). The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
	(€ in thousands)
Less than 1 year	1,775	1,938	509
Between 1 and 5 years	5,508	7,212	277
More than 5 years	—	—	—

Total	7,283	9,150	786

The Company leases out a part of its office in the U.S. In 2016, total sublease income amounted to € 196,000 (2015: € 47,000, 2014: nil), which is recorded in other income. At 31 December, the future minimum lease payments under non-cancellable leases are receivable as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
	(€ in thousands)
Less than 1 year	463	185	—
Between 1 and 5 years	—	—	—
More than 5 years	—	—	—

Total	463	185	—

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

The Company has entered into various other Patent License Agreements, including those with Radboud University Medical Center, Leiden University Medical Centre and PARI Pharma GmbH, under which the Company is granted world-wide exclusive licenses pursuant to which the Company may have certain royalty obligations in relation to its product candidates. Pursuant to the terms of these agreements, the Company has made upfront payments, is obligated to make milestone payments and has to make sales-based royalty payments after market authorization. In specific cases, the Company has the option to make a one-time payment to buy of royalty obligations or in case the Company terminates an agreement before or after regulatory approval of the product. The Company may terminate an agreement for any reason.

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

(d) Research and development commitments

The Company has research and development commitments, mainly with CRO’s, amounting to € 8,856,000 at December 31, 2016 (2015: € 9,481,000). Of these obligations an amount of € 6,258,000 is due in 2017, the remainder is due in 1 to 5 years.

23. Related-Party Transactions

Details of transactions between the Company and related parties are disclosed below.

(a) Compensation of the Supervisory Board

On June 21, 2016, Mr. James Shannon was appointed to our supervisory board. The remuneration of the supervisory board members in 2016 is set out in the table below:

	2016
	Short term employee benefits	Post-employment benefits	Share-based payment	Total
Mr. Dinko Valerio	36	—	52	88
Mr. Henri Termeer	31	—	51	82
Mr. Antoine Papiernik	78	—	—	78
Ms. Alison Lawton	31	—	74	105
Mr. Paul Baart	82	—	—	82
Mr. James Shannon	29	—	27	56

	287	—	204	491

The remuneration of the supervisory board members in 2015 is set out in the table below:

	2015
	Short term employee benefits	Post employment benefits	Share-based payment	Total
	(€ in thousands)
Mr. Dinko Valerio	36	—	12	48
Mr. Henri Termeer	34	—	11	45
Mr. Antoine Papiernik	73	—	—	73
Ms. Alison Lawton	31	—	48	79
Mr. Paul Baart	73	—	—	73

	247	—	71	318

The 2014 remuneration is set out in the table below:

	2014
	Short term employee benefits	Post employment benefits	Share-based payment	Total
	(€ in thousands)
Mr. Dinko Valerio	33	—	65	98
Mr. Henri Termeer	33	—	57	90
Mr. Antoine Papiernik	—	—	—	—
Ms. Alison Lawton	10	—	8	18

	76	—	130	206

As at December 31, 2016:

•	Mr. Valerio holds 1,043,420 ordinary shares in the Company, as well as 56,261 options. In 2014, Mr. Valerio was granted 64,646 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 1.11 per option. Under this option grant, 32,374 options were exercisable immediately, while the remaining 32,272 options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant. Mr. Valerio exercised 32,374 options on June 30, 2014, for which he received 32,374 depositary receipts issued for ordinary shares after payment of the exercise price. These depositary receipts have been included in his total number of ordinary shares held. In 2016, Mr. Valerio was granted 23,989 options at an average exercise price of € 6.08 per option.

•

Mr. Termeer holds 1,730,714 ordinary shares in the Company as well as 52,698 options. In 2014, Mr. Termeer was granted 57,520 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 1.11 per option. Under this option grant 28,811 options were exercisable immediately, while the remaining 28,709 options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant. Mr. Termeer exercised 28,811 options on June 30, 2014, for which he received 28,811 depositary receipts issued for ordinary shares after payment of the total exercise price. These depositary receipts have been included in his total number of ordinary shares. In 2016, Mr. Termeer was granted 23,989 options at an average exercise price of € 6.08 per option.

•	Mr. Antoine Papiernik does not hold any shares or options in the Company. As a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, holder of 2,769,125 ordinary shares, Mr. Papiernik may be deemed to have share voting and investment power with respect to such shares.

•	Ms. Lawton holds 36,809 options. In 2014, Ms. Lawton was granted 7,850 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 10.03 per option. In 2015, she was granted 4,970 options with an exercise price of € 16.10 per option. In 2016, she was granted 23,989 options with an average exercise price of € 6.08 per option. Under these option grants options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant.

•	Mr. Paul Baart does not hold any shares or options in the Company.

•	Mr. James Shannon holds 33,069 options. In 2016, he was granted 33,069 options at an exercise price of € 4.32 per option. Under these option grants options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant.

(b) Compensation of key management personnel

Our management board is supported by our officers, or senior management. The total remuneration of the management board and senior management in 2016 amounted to € 3,038,000 with the details set out in the table below:

	2016
	Short term employee benefits	Post employment benefits	Share-based payment	Total
	(€ in thousands)
Mr. D.A. de Boer	429	7	391	827
Mr. R.K. Beukema	346	13	165	524

Management Board	775	20	556	1,351
Senior Management	1,020	48	619	1,687

	1,795	68	1,175	3,038

[1]	Short term employee benefits 2016 includes a bonus for Mr. Daniel de Boer, of € 131,000 based on goals realised in 2016.
[2]	Short term employee benefits 2016 includes a bonus for Mr. René Beukema, of € 76,000 based on goals realised in 2016.

The total remuneration of the management board and senior management in 2015 amounted to € 2,420,000 with the details set out in the table below:

	2015
	Short term employee benefits		Post employment benefits	Share-based payment	Total
	(€ in thousands)
Mr. D.A. de Boer	397	[1]	7	164	568
Mr. R.K. Beukema	313	[2]	13	88	414

Management Board	710		20	252	982
Senior Management	943		27	468	1,438

	1,653		47	720	2,420

[1]	Short term employee benefits includes a bonus for Mr. Daniel de Boer of € 100,000 based on goals realised in 2015.
[2]	Short term employee benefits includes a bonus for Mr. René Beukema of € 46,000 based on goals realised in 2015.

The total remuneration of the management board and senior management in 2014 amounted to € 1,818,000 with the details set out in the table below:

	2014
	Short term employee benefits	Post employment benefits	Share-based payment	Total
	(€ in thousands)
Mr. D.A. de Boer[1]	696	10	195	901
Mr. R.K. Beukema[2]	154	17	55	226

Management Board	850	27	250	1,127
Senior Management	448	41	202	691

	1,298	68	452	1,818

[1]	Short-term employee benefits in 2014 includes a bonus for our chief executive officer, Mr. Daniel de Boer, of € 500,000. Share-based payments includes € 165,000 of employee benefits resulting from the repayment of the loan by Mr. De Boer.
[2]	Mr. René Beukema joined the Company on September 1, 2013 and was appointed to the management board on April 17, 2014. The table includes his remuneration received since January 1, 2014.

As at December 31, 2016:

•	Mr. de Boer holds 1,171,208 ordinary shares in the Company as well as 209,621 options. In 2014, Mr. de Boer was awarded a total number of 55,992 options to acquire ordinary shares at € 3.04 per option. In 2015, he was awarded 23,902 options at an exercise price of € 16.10 per option. In 2016, he was awarded 129,727 options at an exercise price of € 6.64 per option. These options vest over four years in equal annual installments and had a remaining weighted-average contractual life of 8.5 years at December 31, 2016.

•	Mr. Beukema holds 300,000 ordinary shares in the Company as well as 197,673 options. In 2014, Mr. Beukema was awarded 30,541 options to acquire ordinary shares at € 3.04 per option. In 2015, he was awarded 8,713 options at an exercise price of € 16.10 per option. In 2016, he was awarded 50,608 options at an exercise price of € 6.64 per option. These options vest over four years in equal annual installments and had a remaining weighted-average contractual life of 7.5 years at December 31, 2016.

ProQR does not grant any loans, advanced payments and guarantees to members of the Management and Supervisory Board.

24. Auditor fees

The fees for services provided by our external auditor, Deloitte Accountants B.V., are specified below for each of the financial years indicated:

	2016	2015	2014
	(€ in thousands)
Audit fees	165	193	390
Audit-related fees	39	—	—
Tax fees	—	—	—
All other fees	—	—	—

	204	193	390

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

25. Subsequent events

On March 27, 2017, the Company announced that it appointed David M. Rodman, MD as Chief Development Strategy Officer. David will join ProQR in April 2017 having previously served in leadership roles with Novartis Institutes for Biomedical Research (NIBR), Vertex Pharmaceuticals, miRagen Therapeutics and Nivalis Therapeutics. Prior to moving to industry in 2005, David had a distinguished academic career, leading the Center for Genetic Lung Diseases at the University of Colorado and directing the Cystic Fibrosis Care, Teaching and Research efforts at the National Jewish Medical and Research Center in Denver, Colorado. During 12 years in industry, David has had global responsibility for driving innovation in the translation of cutting-edge science into transformational new therapies for rare diseases including CF, pulmonary fibrosis, pulmonary artery hypertension and severe immunologic and inflammatory diseases. At Vertex Pharmaceuticals he directed early- and late-stage CF clinical development programs including Kalydeco®, Orkambi® and VX-661. David received a BA in Economics from Haverford College in 1976, an MD from the University of Pennsylvania in 1980 and completed training in Internal Medicine, Pulmonary and Critical Care Medicine at the University of Colorado. He has served as an advisor to the National Institutes of Health, was elected to the American Society for Clinical Investigation and is a Fellow of the American Heart Association.