Form 20-F
period 2017-12-31
ProQR Therapeutics N.V.
filed 2018-03-30
CIK 1612940

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20‑F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from           to

Commission file number 001‑36622

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

Ordinary shares, nominal value € 0.04 per share: 31,921,865

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S‑T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b‑2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards†  provided pursuant to section 13(a) of the Exchange Act.

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

☐ Yes   ☒ No

Introduction

This document contains information required for the annual report on Form 20‑F for the year ended December 31, 2017 of ProQR Therapeutics N.V. (the “2017 Form 20‑F”). Unless the context specifically indicates otherwise, references in this 2017 Form 20‑F to “ProQR Therapeutics N.V.”, “ProQR Therapeutics”, “ProQR”, “we”, “our”, “ours”, “us”, the “Company” or similar terms refer to ProQR Therapeutics N.V.

IFRS based information

The audited financial statements as at December 31, 2017 and 2016, and for the years ended December 31, 2017,  December 31, 2016 and December 31, 2015, included in the 2017 Form 20‑F have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Trademarks

“ProQR” and “Axiomer” are our trademarks. Other trademarks or trade names referred to in this annual report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this annual report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent permissible under applicable law, their rights thereto.

Forward-looking statements

Pursuant to provisions of the United States Private Securities Litigation Reform Act of 1995, ProQR is providing the following cautionary statement.

This document contains certain forward looking statements with respect to the financial condition, results of operations and business of ProQR and certain of the plans and objectives of ProQR with respect to these items. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events, including our clinical development plans or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, including in relation to the clinical development of eluforsen (formerly known as QR‑010), QR‑110, QR‑313, QR-421a or any other pipeline program, to be materially different from any future results, performance or achievements, including in relation to the clinical development of eluforsen, QR‑110, QR‑313, QR-421a or any other pipeline program, expressed or implied by these forward-looking statements. Forward-looking statements can be identified generally as those containing words as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, although not all forward-looking statements contain these identifying words.

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

Item 2: Offer Statistics and Expected Timetable

Not applicable.

Item 3: Key Information

A. Selected financial data

The following table sets forth selected financial data for ProQR Therapeutics N.V. for the periods indicated. We derived the selected financial data from our consolidated audited financial statements 2013 through 2017.

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

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2016	2015	2014	2013
	(€ in thousands, except for per share data)
Statement of comprehensive loss data:
Other income	1,495	1,828	3,235	313	116
Research and development costs	(31,153)	(31,923)	(23,401)	(10,267)	(2,569)
General and administrative costs	(10,840)	(9,478)	(6,837)	(6,507)	(786)
Operating result	(40,498)	(39,573)	(27,003)	(16,461)	(3,239)
Finance income and expense	(3,175)	470	6,171	4,334	(14)
Corporate income taxes	(2)	—	—	—	—
Result for the year	(43,675)	(39,103)	(20,832)	(12,127)	(3,253)
Other comprehensive income	151	(16)	1	—	—
Total comprehensive loss (attributable to equity holders of the Company)	(43,524)	(39,119)	(20,831)	(12,127)	(3,253)
Share information
Weighted average number of shares outstanding	25,374,807	23,346,507	23,343,262	11,082,801	5,517,688
Earnings per share for result attributable to the equity holders of the Company (expressed in Euro per share) Basic and diluted loss per share	€(1.72)	€(1.67)	€(0.89)	€(1.09)	€(0.59)

	As at December 31,
	2017	2016	2015	2014	2013
	(€ in thousands)
Statement of financial position data:
Cash and cash equivalents	48,099	59,200	94,865	112,736	4,129
Total assets	53,103	65,543	100,109	115,247	4,504
Total liabilities	13,778	12,407	10,310	5,843	4,593
Total shareholders’ equity	39,363	53,136	89,799	109,404	(89)

Exchange rate information

Our business is primarily conducted in the European Union, and we maintain our books and records in euros. We have presented results of operations in euros. In this annual report, translations from euros to U.S. dollars were made at a rate of $ 1.1993 to € 1.00, the official exchange rate quoted by the European Central Bank at the close of business on December 31, 2017. As at March 9, 2018, the official exchange rate of Euro to U.S. dollars was $ 1.2291 to € 1.00. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated.

The following table presents information on the exchange rates between the euro and the U.S. dollar for the periods indicated:

	Period-end	Average for period	Low	High
	(€ per U.S. dollar)
Year ended December 31,
2013	1.3791	1.3281	1.2768	1.3814
2014	1.2141	1.3285	1.2141	1.3953
2015	1.0887	1.1095	1.0552	1.2043
2016	1.0541	1.1069	1.0364	1.1569
2017	1.1993	1.1297	1.0385	1.2060

Month ended
September 30, 2017	1.1806	1.1915	1.1741	1.2060
October 31, 2017	1.1638	1.1756	1.1605	1.1856
November 30, 2017	1.1849	1.1738	1.1562	1.1952
December 31, 2017	1.1993	1.1836	1.1736	1.1993
January 31, 2018	1.2457	1.2200	1.1932	1.2457
February 28, 2018	1.2214	1.2348	1.2214	1.2493

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

We are a clinical stage biopharmaceutical company with a limited operating history, engaged in the discovery and development of RNA-based therapeutics for the treatment of severe genetic disorders. Since our inception in February 2012, we have devoted a significant portion of our resources to the development of our product candidates in cystic fibrosis (CF),  eluforsen,  Leber’s congenital amaurosis (LCA), QR‑110, epidermolysis bullosa (EB), QR‑313 and Usher syndrome, QR-421a. We have had significant operating losses since our inception. Our net losses for the years ended December 31, 2015,  December 31, 2016 and December 31, 2017 were € 20,832,000, € 39,103,000 and € 43,675,000 respectively. At December 31, 2017, we had an accumulated deficit of € 119,370,000. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Our technologies and product candidates are in early stages of development, and we are subject to the risks of failure inherent in the development of product candidates based on novel technologies.

To date, the only income we have generated has been from the receipt of research grants. Our ability to generate revenue and become profitable depends upon our ability to obtain marketing approval and successfully commercialize eluforsen, QR‑110, QR‑313, QR-421a or any other product candidates that we may develop, in-license or acquire in the future.

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

We are unable to predict the timing or amount of increased expenses, or when or if we will be able to achieve or maintain profitability. Even if we are able to complete the processes described above, we anticipate incurring significant costs associated with commercializing our product candidates. Moreover, our first commercial sale of eluforsen, if ever, will trigger a milestone payment to Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, of approximately $ 16 million pursuant to our agreement with CFFT, and we may not have sufficient funds to support this payment obligation. Commercialization of QR-421a will trigger payments of up to $ 37.5 million pursuant to our agreement with Foundation Fighting Blindness, or FFB. See “Item 5. Operating and Financial Review and Prospects—Clinical support agreement” and the notes to the financial statements included elsewhere in this annual report for more details on these transactions.

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

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to conduct further research and development and pre-clinical testing and clinical trials of our product candidates, to seek regulatory approvals for our product candidates and to launch and commercialize any product candidates for which we receive regulatory approval, including potentially building our own commercial organization to address the United States, the European Union and certain other markets. As at December 31, 2017, we had € 48,099,000 in cash and cash equivalents. Based on our current operating plan, we believe that the existing cash and cash equivalents will be sufficient to fund our anticipated level of operations into the second half of 2019. However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with successful development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

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

We currently have no products on the market, and our most advanced product candidate, eluforsen, has only in 2017 completed its second clinical trial. Our business depends on the successful clinical development, regulatory approval and commercialization of our product candidates, and will require additional pre-clinical testing and substantial additional clinical development and regulatory approval efforts before we are permitted to commence its commercialization, if ever. It will be several years before we can commence and complete a pivotal study for our product candidates, if ever. The clinical trials and manufacturing and marketing of our product candidates will be subject to extensive and rigorous review and regulation by numerous government authorities in the United States, the European Union and other jurisdictions where we intend to test and, if approved, market our product candidates. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through pre-clinical testing and clinical trials that the product candidate is safe and effective for use in each target indication, and potentially in specific patient populations, including the pediatric population. This process can take many years and may include post-marketing studies and surveillance, which would require the expenditure of substantial resources beyond our existing funds. Of the large number of drugs in development for approval in the United States and the European Union, only a small percentage successfully complete the FDA or EMA regulatory approval processes, as applicable, and are commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our research, development and clinical programs, we cannot assure you that any of our product candidates will be successfully developed or commercialized.

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

Changes in regulatory requirements, FDA guidance or unanticipated events during our clinical studies may force us to amend clinical study protocols or the FDA may impose additional clinical study requirements, or involve delays to the clinical trials. Amendments to our clinical study protocols would require resubmission to the FDA and IRBs for review and approval, which may adversely impact the cost, timing and/or successful completion of a clinical study. If we experience delays completing—or if we terminate—any of our clinical studies, or if we are required to conduct additional clinical studies, the commercial prospects for our product candidates may be harmed and our ability to generate product revenue will be delayed.

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

Positive results from the clinical trials and pre-clinical testing of our product candidates are not necessarily predictive of the results of our ongoing and planned clinical trials of our product candidates. If we cannot achieve positive results in our clinical trials for our product candidates, we may be unable to successfully develop, obtain regulatory approval for and commercialize them.

Positive results from the clinical trials and pre-clinical testing of our product candidates in vitro and in vivo may not necessarily be predictive of the results from our ongoing and planned clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in pre-clinical and early clinical development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval. If we fail to produce positive results in our clinical trials of our lead product candidates, the development timeline and regulatory approval and commercialization prospects for those product candidates, and, correspondingly, our business and financial prospects would be materially adversely affected.

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

If we are not able to maintain orphan product exclusivity for eluforsen, QR‑110, QR-313, QR-411 or QR-421a, or obtain such status for future product candidates for which we seek this status, or if our competitors are able to obtain orphan product exclusivity before we do, we may not be able to obtain approval for our competing products for a significant period of time.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States who have been diagnosed as having the disease or condition at the time of the submission of the request for orphan drug designation. Under Regulation No. (EC) 141/2000 on Orphan Medicinal Products, a medicinal product may be designated as an orphan medicinal product if, among other things, it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 people in the European Union. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity. This exclusivity precludes the EMA or the FDA, as applicable, from approving another marketing application for the same or, in the EU, a similar drug for the same indication for that time period, unless, among other things, the later product is clinically superior. The applicable period is seven years in the United States and ten years in the European Union following marketing approval. The EU exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation, for example if the drug is sufficiently profitable so that market exclusivity is no longer justified.

Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective, or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition or if the incidence and prevalence of patients who are eligible to receive the drug in these markets materially increase. Although we have obtained orphan designation for several of our product candidates in the European Union and the United States, even after an orphan drug is approved, the same or, in the EU, a similar drug can subsequently be approved for the same condition if the competent regulatory agency concludes that the later drug is safer, more effective or otherwise clinically superior.

If we lose orphan drug exclusivity or if our competitors obtain orphan drug exclusivity for other rare diseases or conditions we are targeting before we do, we may be precluded from obtaining marketing authorization or we may lose out on the potential benefits of market exclusivity.

We intend to seek Orphan Drug designation for our other product candidates, but we may not obtain such designation.

A breakthrough therapy designation by the FDA for our product candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

We intend to seek a breakthrough therapy designation for eluforsen, QR‑110, QR‑313, QR-411 and QR-421a, and we may do so for other product candidates as well. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

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

We have obtained fast track designation for eluforsen for CF and QR-110 for LCA. We intend to seek fast track designation for QR‑313, QR-411 and QR-421a, and we may do so for other product candidates as well. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation, and even if we believe one or more of our product candidates is eligible for this designation, we cannot be sure that the FDA would decide to grant it. Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

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

We rely on third parties to supply the materials and components for, and manufacture, our research and development, pre-clinical and clinical trial supplies. We also intend to rely on third-party manufacturers to manufacture the aerosol delivery device that we intend to use to deliver eluforsen to CF patients. We do not own manufacturing facilities or supply sources for such components and materials. There can be no assurance that our supply of research and development, pre-clinical and clinical development drugs and other materials will not be limited, interrupted, restricted in certain geographic regions or of satisfactory quality or continue to be available at acceptable prices. In particular, any replacement of our drug product formulation manufacturer could require significant effort and expertise because there may be a limited number of qualified replacements.

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

We are not currently party to any collaborative arrangements for the commercialization of any of our product candidates, although we may pursue such arrangements before any commercialization of our product candidates, if approved. For example, we intend to consider strategic alternatives that include spinouts, out-licensing or collaborative partnerships to develop and commercialize our RNA technologies or programs. If we entered into future collaborative arrangements for the commercialization of our product candidates or similar arrangements and any of our collaborative partners does not devote sufficient time and resources to a collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially adversely affected. In addition, if any such future collaboration partner were to breach or terminate its arrangements with us, the commercialization of our product candidates could be delayed, curtailed or terminated.

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

We rely, and will continue to rely, on intellectual property rights licensed from third parties to protect our technology. We are a party to licenses that give us rights to third-party intellectual property that are necessary or useful for our business. For instance, we have a license from Massachusetts General Hospital, or MGH, to patent rights that relate to certain RNA targeting technologies for generating functional proteins. Pursuant to this agreement, we have an exclusive, sublicensable and royalty-bearing license from MGH for the exploitation of the in-licensed intellectual property rights in all therapeutic indications in the field of cystic fibrosis. For our LCA program we have a world-wide exclusive sublicensable and royalty-bearing license to patent rights owned by the Radboud University Medical Center, or Radboud, and to patent rights owned by Inserm Transfert, or Inserm, for the commercial exploitation of antisense oligonucleotides that cause exon skipping in CEP290 pre-mRNA. For our Usher program we have a world-wide exclusive sublicensable and royalty-bearing license to patent rights owned by Radboud, for the commercial exploitation of antisense oligonucleotides that cause exon skipping in USH2A pre-mRNA.

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

Our success will further depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. MGH, Radboud and Inserm, as well as our other licensors, may not successfully prosecute the patent applications licensed to us. Even if patents issue or are granted, MGH, Radboud and Inserm, or our other licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue litigation less aggressively than we would. Further, the license agreements may not provide us with a complete freedom to operate in the respective fields, which would allow for third parties to develop competing products. Without protection for, or exclusive right to, the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

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

We or our licensors or any future collaborators or strategic partners may be subject to third-party claims for infringement or misappropriation of patent or other proprietary rights. We are generally obligated under our license or collaboration agreements to indemnify and hold harmless our licensors or collaborators for damages arising from intellectual property infringement by us. If we or our licensors, or any future collaborators or strategic partners are found to infringe a third party patent or other intellectual property rights, we could be required to pay damages, potentially including treble damages, if we are found to have willfully infringed. In addition, we or our licensors, or any future collaborators or strategic partners may choose to seek, or be required to seek, a license from a third party, which may not be available on acceptable terms, if at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. If we fail to obtain a required license, we or any future collaborator may be unable to effectively market product candidates based on our technology, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. In addition, we may find it necessary to pursue claims or initiate lawsuits to protect or enforce our patent or other intellectual property rights. The cost to us in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation would divert our management’s attention for a significant amount of time. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.

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

Our commercial success depends upon our ability to develop, manufacture, market and sell our product candidates, and to use our proprietary technologies without infringing the proprietary rights of third parties. We cannot guarantee that none of our product candidates, their manufacture, use, sale, offer for sale, or importation into the United States or into any country of the EEA will be held to infringe a third party patent. As a result, we may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including litigation in a Federal District court, or an interference or a post grant proceeding before the U.S. PTO or litigation in foreign courts or proceedings before foreign patent offices. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. We are aware of an issued U.S. patent with claims directed to purified DNA and RNA molecules encoding a CFTR protein or a mutant CFTR protein containing a F508del mutation. Although we believe that the claims of this patent are not valid or infringed, particularly in light of the U.S. Supreme Court decision regarding the patentability of naturally-occurring nucleic acids, the patent owner may nonetheless initiate litigation. In addition, we are aware of patent positions related to the use of antisense oligonucleotides in the treatment of DEB, for which we have initiated negotiations to enter into exclusive license agreements. We have not entered into such license agreements, and there can be no guarantee that we will enter into such agreements on these positions on commercially reasonable terms or at all. If we do not enter into such license agreements, the patent owner(s) may initiate litigation for potential patent infringement. Any such litigation would cause us to incur substantial expenses, which would be costly and divert our management’s attention, and there is no assurance that a court would find in our favor on questions of infringement or validity.

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

Risks Related to the Commercialization of Our Product Candidates

We face competition from entities that have developed or may develop product candidates for our target indications. If these companies develop technologies or product candidates more rapidly than we do or their technologies, including delivery technologies, are more effective, our ability to develop and successfully commercialize our product candidates may be adversely affected.

The development and commercialization of drugs is highly competitive. We compete with a variety of multinational pharmaceutical companies and specialized biotechnology companies, as well as technology being developed at universities and other research institutions. Our competitors have developed, are developing or will develop product candidates and processes competitive with our product candidates. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any new treatments that enter the market. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may try to develop product candidates. An overview of potential competitors is included in Item 4.B: “Business overview - Competition”.

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

Even if any of our product candidates is approved, we currently have no sales, marketing or distribution capabilities or experience. In addition, we intend to consider out-licensing, spinouts or collaborative partnerships to develop and commercialize our RNA technologies or programs. If any of our product candidates is approved, we will need to develop internal sales, marketing and distribution capabilities to commercialize such products, which would be expensive and time-consuming, or enter into collaborations with third parties to perform these services. If we decide to market our products directly, we will need to commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and supporting distribution, administration and compliance capabilities. If we rely on third parties with such capabilities to market our products or decide to co-promote products with collaborators, we will need to establish and maintain marketing and distribution arrangements with third parties, and there can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and there can be no assurance that such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance of any approved product. If we are not successful in commercializing any product approved in the future, either on our own or through third parties, our business, financial condition, results of operations and prospects could be materially adversely affected.

In addition, we have estimated the size of patient populations and market potential for certain of the indications that our product candidates are intended to target. While we have based our estimates on industry and market data that we obtained from sources, including scientific journals, that we believe to be reliable, actual potential may differ from these estimates.

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

Moreover, our first commercial sale of eluforsen, if ever, will trigger a milestone payment to CFFT of approximately $ 16 million pursuant to our agreement with CFFT. Commercialization of QR-421a will trigger payments of up to $ 37.5 million pursuant to our agreement with FFB. We may not have sufficient funds to support our milestone payment obligations to CFFT and FFB, which could have a material adverse effect on our business and prospects.

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

The new Trump administration and the leadership of the Republican majority in the U.S. Congress have spoken of their desire to repeal the Affordable Care Act and may seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Act. In December 2017, President Trump signed into law the Tax Cuts and Jobs Act of 2017, which includes a repeal of the individual mandate under the Affordable Care Act. Additionally, in October 2017, President Trump signed an Executive Order directing federal agencies to review regulations applicable to association health plans and short-term health insurance, and announced that the administration would halt federal subsidies to insurance plans under the Affordable Care Act. There is significant uncertainty whether any other changes will occur. Any such changes will take time to unfold, and could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the Affordable Care Act. Such reforms could have an adverse effect on anticipated revenues from therapeutic candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop therapeutic candidates. However, we cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on us. We expect that the Affordable Care Act, as well as other healthcare reform measures that have been and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product, and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may compromise our ability to generate revenue, attain profitability or commercialize our products.

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

We are increasingly dependent on information technology systems, and our systems and infrastructure face certain risks, including from cyber security breaches and data leakage.

We increasingly rely upon technology systems and infrastructure, including support provided by our partners and third parties, to support our business. For example, we routinely rely on our technology systems and infrastructure to aid us in the collection, use, storage and transfer, disclosure and other processing of voluminous amounts of data (including confidential, business, personal and other sensitive information). We also rely on systems for manufacturing, regulatory compliance and various other matters.

The increasing use and evolution of technology, including cloud-based computing, and reliance on third parties creates additional opportunities for the unintentional, intentional and/or unauthorized exposure, dissemination and/or destruction of confidential information stored in our technology systems, infrastructure and products. Our computer systems, servers and other technology systems (and those of third parties that we use) are vulnerable to breakdown, interruption, cyber and other security attacks, system malfunction, unauthorized access and other events. Security threats, including cyber and other attacks are becoming increasingly sophisticated, frequent, and adaptive. Any such vulnerability could compromise our technology systems and infrastructure and could expose personal and/or proprietary information (including sensitive personal information) to unauthorized third parties and/or cause permanent loss of such data. While we have invested in the protection of data and information technology, there can be no assurance that our efforts will prevent breakdowns, breaches in our systems or other incidents or ensure compliance with all applicable security and privacy laws, regulations and standards. Such breakdowns can lead to regulatory fines and penalties, business disruption, reputational harm, financial loss as well as other damages. We could also suffer strained relationships, increased costs (for security measures, remediation or otherwise), litigation (including class actions and stockholder derivative actions) or other negative consequences (including a decline in stock price) from breaches, cyber and other security attacks, industrial espionage, ransomware, email or phishing scams, malware or other cyber incidents, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers or other business partners. While we have invested in the protection of data and information technology and in related training, there can be no assurance that our efforts will prevent significant breakdowns, attacks, breaches in our systems or other cyber incidents or ensure compliance with all applicable security and privacy laws, regulations and standards, including with respect to third-party service providers that utilize sensitive personal information, including protected health information on our behalf.

The investment of our cash and cash equivalents is subject to risks which may cause losses and affect the liquidity of these investments.

As at December 31, 2017, we had € 48,099,000 in cash and cash equivalents. To date, our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of twelve months or less. Savings and deposit accounts generate a small amount of interest income. Any future investments may include term deposits, corporate bonds, money market funds and government securities, all in accordance with our cash management policy. These investments are subject to general credit, liquidity, market and interest rate risks. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.

In addition, should our investments cease paying or reduce the amount of interest paid to us, our interest income would suffer. The market risks associated with our investment portfolio may have an adverse effect on our results of operations, liquidity and financial condition.

We may be exposed to significant foreign exchange risk.

We incur portions of our expenses, and may in the future derive revenues, in currencies other than the euro, in particular, the U.S. dollar. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. Therefore, for example, an increase in the value of the U.S. dollar against the euro could be expected to have a negative impact on our expenditures, although it is our policy to match the currency of our cash and cash equivalents with expected cash out flows as much as practically feasible. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

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

Our ability to use our net operating losses, or NOLs, in the Netherlands is currently limited and may be further limited. Under Dutch income tax law, tax loss carry-forwards are subject to a time limitation of nine years. As at December 31, 2017, we had a total of approximately € 123.9 million tax loss carry-forwards available for offset against future taxable profits. The first amount of the tax loss carry-forwards will expire in 2021. There is also a risk that due to regulatory changes such as suspensions on the use for NOLs, our existing NOLs could expire or otherwise become unavailable to offset future income tax liabilities. For these reasons, we may not be able to use a material portion of the NOLs, even if we attain profitability.

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

The effect of comprehensive U.S. tax reform legislation on ProQR and its affiliates, whether adverse or favorable, is uncertain.

On December 22, 2017, President Trump signed into law H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018” (informally titled the “Tax Cuts and Jobs Act”). Among a number of significant changes to the U.S. federal income tax rules, the Tax Cuts and Jobs Act reduces the marginal U.S. corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a more territorial tax system, and imposes new taxes to combat erosion of the U.S. federal income tax base. The effect of the Tax Cuts and Jobs Act on ProQR and its affiliates, whether adverse or favorable, is uncertain, and may not become evident for some period of time. You are urged to consult your tax adviser regarding the implications of the Tax Cuts and Jobs Act for an investment in ProQR.

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

The trading price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. For example, the price of our ordinary shares, which reached its high record of $24.99 per share at the close of the trading on March 10, 2015, decreased as low as $2.80 per share at the close of the trading on December 12, 2017. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this annual report, these factors include:

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

We may from time to time issue additional shares of our common stock or securities convertible into our common stock, including in future financings that we may undertake. In October 2015, we filed a shelf registration statement on Form F‑3, pursuant to which we may issue and sell ordinary shares, warrants and units (or any combination of the foregoing) in one or more transactions up to a maximum value of $200.0 million. In addition, in October 2015, we entered into an agreement for an at-the-market offering facility, or ATM facility, pursuant to which we may issue shares of our common stock from time to time under our shelf registration statement up to a maximum of $60.0 million. If we issue additional shares of our common stock or securities convertible into common stock, including pursuant to our shelf registration statement or our ATM facility, our stockholders may experience immediate dilution and, as a result, our stock price may decline.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we are taking advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and, in case we become a domestic filer, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We do not know if investors will find our ordinary shares less attractive because we are relying on these exemptions. We may take advantage of these reporting exemptions until we are no longer an emerging growth company, which could be for up to five years after our initial public offering in September 2014.

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

Our management board will be required to assess the effectiveness of our internal controls and procedures annually and, in case we become a domestic filer, we will be required to disclose changes to these controls on a quarterly basis.  However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not.

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
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10‑Q containing unaudited financial and other specified information, or current reports on Form 8‑K, upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20‑F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10‑K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

Our status as a PFIC for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate and may fluctuate considerably given that market prices of technology companies have been especially volatile. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash, including any cash raised pursuant to prior offerings.  Based on the average value of our gross assets, we believe that we were not a PFIC for the 2017 taxable year.

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

Item 4: Information on the Company

A. History and development of the company

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases (sometimes called orphan diseases) such as Leber’s congenital amaurosis 10, Usher syndrome type 2A, dystrophic epidermolysis bullosa and cystic fibrosis. Based on our unique proprietary RNA platform technologies we are growing our pipeline with patients and loved ones in mind.

ProQR was founded in February 2012 by Daniel de Boer, Gerard Platenburg, the late Henri Termeer and Dinko Valerio. Mr. de Boer is a passionate and driven entrepreneur and an advocate for patients with severe genetic disorders. He has assembled an experienced team of successful biotech executives as co-founders, management team members and early investors. The team has extensive experience in the discovery and development of products in multiple therapeutic areas. As of December 31, 2017, we had raised approximately €160 million in gross proceeds from our public offerings of shares on the NASDAQ Global Market and private placements of equity securities. In addition, we have received grants, loans and other funding from patient organizations and government institutions supporting our programs, including from Cystic Fibrosis Foundation Therapeutics, Inc., a subsidiary of the Cystic Fibrosis Foundation, Foundation Fighting Blindness and the European Union under their Horizon 2020 research and innovation programme, grant agreement No. 633545. ProQR headquarters are located in Leiden, the Netherlands.

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

B. Business overview

Overview

We are an innovative biopharmaceutical company engaged in the discovery and development of RNA-based therapeutics for the treatment of severe genetic orphan disorders. Utilizing our RNA platform, we are building a pipeline of therapeutics for patients in need. Our drug development programs are based on single-stranded RNA oligonucleotides that are chemically modified to enhance stability and cellular uptake, and aimed to restore protein function through targeting the RNA. While all our compounds are one therapeutic modality, a variety of mechanisms of actions may be used depending on the mutation that is targeted. We believe that this targeted approach offers several advantages compared to other therapeutic approaches in the treatment of the rare genetic diseases we target.

Our current pipeline consists of programs in ophthalmology, dermatology and cystic fibrosis. For ophthalmology, we have a deep and broad pipeline that includes: QR-110 for Leber’s congenital amaurosis 10, or LCA 10, caused by the

p.Cys998X mutation in the CEP290 gene, which we are currently studying in a Phase 1/2 clinical trial that is expected to have six-month treatment data in 2018 and twelve-month treatment data in 2019; QR-421a for the ophthalmic manifestations of Usher syndrome 2A due to exon 13 mutations in the USH2A gene and QR-411 for the ophthalmic manifestations of Usher syndrome 2A due to the PE40 mutation in the USH2A gene, which are both in pre-clinical development and with QR-421a advancing towards the clinic at the end of 2018; QRX-1011 for Stargardt’s disease due to an exon 39 splicing mutation in the ABCA4 gene in discovery stage; and QRX-504 in late discovery stage for Fuchs’ endothelial corneal dystrophy type 3, or FECD3, caused by a repeat expansion mutation in the TCF4 gene. For cystic fibrosis, a severe genetic disease, we are developing eluforsen (formerly QR-010) for the F508del mutation in CFTR, which has completed two clinical trials in CF patients with positive data. A Phase 2 study for eluforsen is currently being designed and is planned to commence in 2018 subject to a partnership. In addition to our eluforsen program, we also have a discovery pipeline for other genetic mutations causing CF. In dermatology, QR-313 targets a specific set of mutations located in exon 73 of the COL7A1 gene that leads to dystrophic epidermolysis bullosa, or DEB, a severe genetic blistering skin disease. IND-enabling studies of QR-313 have been completed and we plan to start a Phase 1/2 study in 2018. Interim data from this trial will be available in 2018 and final data in 2019.

Beyond that, we have discovered and developed a novel proprietary RNA editing platform technology called Axiomer. Axiomer’s editing oligonucleotides, or EONs, are designed to recruit endogenous Adenosine Deaminases Acting on RNA, or ADAR, enzymes to make single nucleotide changes in the RNA in a highly specific and targeted manner at the desired location. We believe our Axiomer platform may be applicable to more than 20,000 disease-causing mutations. We completed optimization of proof-of-concept in vitro and in vivo in 2017. In January 2018, we announced a research collaboration with Galapagos N.V., where we are applying this novel technology to target certain fibrosis targets identified by Galapagos. We plan to build out our Axiomer platform in select therapeutic areas and continue to validate and create value for this technology through licensing, partnering and other strategic relationships.

We have also discovered and developed together with the Leiden University Medical Center, a program for hereditary cerebral hemorrhage with amyloidosis of the Dutch type (HCHWA-D). HCHWA-D, or Katwijks disease, a genetically defined subpopulation of cerebral amyloid angiopathy, or CAA. In 2017, we spun out this program into Amylon Therapeutics B.V., in which we maintain a majority ownership.

We are also developing QRX-704, an oligonucleotide-based approach for Huntington’s disease (HD), an inherited progressive neurodegenerative disease caused by a mutation in the HTT gene, and one of the most common genetic disorders. Patients with HD have shortened life expectancy and there is currently no disease-modifying treatment available.

We continue to assess our development and commercialization plans for our product candidates and intend to evaluate opportunities for beneficial collaborations or partnerships for these programs. In addition, using our discovery engine that is designed to generate a deep and broad pipeline of product candidates, we seek to enter into strategic partnerships for programs that we believe will benefit from such a partnership, and advance other selected programs independently to commercialization.

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

In the maturing RNA therapeutics space and the developments in understanding their potential, we have gathered a toolbox of different novel RNA technologies with which we believe we target defective mRNA in order to restore protein functionality. Our goal to restore translation of functional proteins is unlike other approaches in the RNA therapeutics field, such as RNAi and antisense that use RNA molecules to downregulate genes. Our molecules are single-stranded RNA-based oligonucleotides that are chemically modified so that no vector or envelope is needed for delivery. We believe these RNA approaches will allow us to develop novel therapies for genetic disorders that are currently untreatable or have limited effective treatment options.

We believe our extensive pipeline, strong team and excellent partners will lead to a sustainable future for our company and to accomplish our quest to make a meaningful impact on the lives of patients in need.

Research and development pipeline

QR-110 and Leber’s Congenital Amaurosis 10 (LCA 10)

Leber’s Congenital Amaurosis 10 (LCA 10) is the most common genetic cause of blindness in childhood. LCA is caused by a genetic defect in 20 or more associated genes. Classification of LCA is based on the disease causing gene. The most frequently mutated LCA gene in LCA patients in North America and Europe is CEP290 (encoding centrosomal protein of 290 kDa) that is associated with LCA 10. The most common mutation is the p.Cys998X (also known as c.2991+1655A>G) in the CEP290 gene. Although prevalence rates vary, based on our estimations, we believe this mutation occurs in approximately 2,000 patients in the Western world. Most patients affected by this mutation lose sight in the first few years of life. There is currently no disease modifying therapy available on the market or being tested in clinical development for this specific subtype of the disease. In LCA 10 patients, this mutation leads to significant decrease of active CEP290 protein in the photoreceptor cells in the retina in the eye. The absence of this essential protein causes blindness.

Our lead product candidate for LCA 10, QR-110, is a first-in-class oligonucleotide designed to treat the disease by repairing the underlying cause in the mRNA, which results in the production of the normal, or wild type, CEP290 protein. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to a defective mRNA and non-functional CEP290 protein. QR-110 is designed to bind to the mutated location in the pre-mRNA, thereby leading to normally spliced or wild type mRNA expression, which could lead to the production of normal or wild type CEP290 protein. QR-110 is designed to be administered through intravitreal injections in the eye.

We believe the activity in pre-clinical models of LCA 10 supports the clinical development and therapeutic potential of QR-110. In studies conducted with QR-110 using relevant pre-clinical LCA 10 models, QR-110 was observed to restore CEP290 wild type mRNA and protein levels. It was observed that QR-110 restored CEP290 mRNA and protein levels in primary LCA 10 fibroblasts from patients that are homozygous for the p.Cys998X mutation to approximately 100% of wild type and to approximately 50% of wild type in cells from compound heterozygous patients. It was also observed that QR-110 reaches the affected layer of the retina (the outer nuclear layer) after administration by intravitreal injections. In a 3D optic cup organoid model, QR-110 showed restoration of CEP290 wild type mRNA in a dose dependent manner.

We are currently conducting an open-label Phase 1/2 clinical trial of QR-110 in adult and pediatric LCA 10 patients with one or two copies of the CEP290 p.Cys998X mutation. Our ongoing Phase 1/2 safety and tolerability study will enroll six pediatric patients (age 6 - 17) and six adults (≥ 18 years). Patient dosing commenced in November 2017. Patients will receive one loading dose and three maintenance doses over the period of 12 months in one eye. Three different dosing regimens will be tested: a low dose group (160 µg loading dose / 80 µg maintenance dose), a mid dose group (320 µg loading dose / 160 µg maintenance dose) and a high dose group (500 µg loading dose / 270 µg maintenance dose). The study is being conducted at three sites in the U.S. and Belgium and being overseen by a Data Monitoring Committee. We expect to obtain six-month treatment data from this study in 2018 and full twelve-month data in 2019. There is recent precedent for an accelerated development path in another LCA subtype, and we believe this accelerated development pathway can potentially be applied to QR-110.

QR-110 has been granted orphan drug designation by the FDA and European Commission and received fast track designation by the FDA for the treatment of LCA 10.

QR-421a and QR-411 for Usher syndrome type 2A.

Usher syndrome is the leading cause of combined hearing loss and blindness. Patients with Usher syndrome 2A generally progress to a stage in which they have very limited central and peripheral vision and moderate to severe deafness. To date, there are no therapies approved or product candidates in clinical development that treat the vision loss associated with Usher syndrome 2A. Usher syndrome 2A is one of the most common forms of Usher syndrome and is caused by mutations in the USH2A gene. We are developing QR-421a for the ophthalmic manifestation of Usher syndrome 2A due to exon 13 mutations and QR-411 for the ophthalmic manifestations of Usher syndrome 2A due to the PE40 mutation. Mutations in exon 13 of the USH2A gene affect approximately 16,000 patients in the United States, European Union, Canada and Australia. Mutations in PE40 of the USH2A gene affect approximately 1,000 patients in the United States, European Union, Canada and Australia. Both product candidates are single-stranded oligonucleotides intended to be administered by intravitreal injections and that aim to restore a functional usherin protein to restore vision.

Pre-clinical development of QR-421a has begun and we plan to advance this program towards a Phase 1/2 safety and efficacy clinical trial at the end of 2018. The planned trial consists of a single-dose arm and a six-month adaptive multiple dose arm. We expect to receive top-line data from the single-dose arm in the first half of 2019 and from the adaptive multiple-dose arm later in 2019.

On February 9, 2018, we entered into a partnership agreement with Foundation Fighting Blindness (FFB), under which FFB has agreed to provide funding of $7.5 million to advance our QR-421a into the clinic and will receive future milestone payments.

QR-421a and QR-411 have both been granted orphan drug designation by the FDA and European Commission for Usher sydrome type 2.

We are also developing QRX-1011 for Stargards disease due to an exon 39 splicing mutation in ABCA4 and QRX-504 for Fuchs’ endothelial corneal dystrophy 3. Both programs are in the optimization phase, which is the last stage in discovery. Once optimized, we intend to advance these molecules into pre-clinical development.

QR-313 and Dystrophic Epidermolysis Bullosa (DEB)

Dystrophic epidermolysis bullosa (DEB) is a genetic orphan disease of the skin and other mucosal membranes. The hallmark of the disease is severe blistering and wounds that result from minimal friction. Patients with the recessive form of DEB (RDEB) have a limited life expectancy and low quality of life. Patients with the dominant form (DDEB) have variable expression of the disease but this disease is also associated with significant morbidity. There is currently no treatment available for DEB. Intensive and costly palliative care provided to these patients does not address the underlying cause of the disease. DEB is caused by mutations in the COL7A1 gene which leads to an absence of functional collagen type VII (C7) protein which is essential for the formation of anchoring fibrils that link the epidermis to the dermis.

We are developing a first-in-class single-stranded oligonucleotide, QR-313, for patients with DEB caused by mutations in a specific part of the COL7A1 gene called exon 73. There are multiple mutations associated with DEB, several of which lie within exon 73. QR-313 is designed to exclude exon 73 from the COL7A1 mRNA. Skipping of exon 73 leads to an mRNA that lacks the mutation causing the disease. This mRNA is translated into a truncated but functional C7 protein that is able to form anchoring fibrils and improve the strength of the skin.

QR-313 is being formulated in a hydrogel that will be applied topically to existing wounds in patients with DEB. QR-313 is designed to restore functional C7 protein with the aim to facilitate wound healing and protect against future blistering. In pre-clinical models skipping of exon 73 by QR-313 has been observed in a 3D human full thickness skin model.

We are planning to commence our first in human study of QR-313 in DEB exon 73 patients in 2018, which we refer to as WINGS (A First in Human, Double-Blind, Randomized, Intra-Subject Placebo-Controlled, Multiple Dose Study of QR-313 Evaluating Safety, Proof of Mechanism, Preliminary Efficacy and Systemic Exposure in Subjects With Recessive Dystrophic Epidermolysis Bullosa (RDEB) due to Mutation(s) in Exon 73 of the COL7A1 Gene). We plan to conduct the WINGS study as a Phase 1/2 safety and efficacy clinical trial in two parts, first enrolling eight RDEB patients with an exon 73 mutation, and after interim analyses expect to add another cohort of DEB patients. The study evaluaties safety, tolerability and systemic passage of QR-313. The clinical trial is expected to be double blinded intra-patient controlled, single or dual-wound treatment for 4 weeks, with a follow-up period of 8 weeks. We expect to receive interim data from the first part of the trial in 2018 and full results in 2019. Beyond QR-313, we have a pipeline of discovery-stage programs for other mutations that cause DEB, including QRX-323 and QRX-333.

QR-313 has been granted orphan drug designation in the United States and the European Union for the treatment of patients with DEB with exon 73 mutations.

Eluforsen and Cystic Fibrosis (CF)

Cystic fibrosis is a genetic disease that causes early morbidity and mortality. CF currently has no cure. The median age of death for CF patients is 30 years or less, and more than 90% of CF patients die from respiratory failure. To date, all but two of the therapies approved to treat CF patients are designed to treat the symptoms of CF rather than address the underlying cause. CF is caused by mutations in the gene that encodes for a protein called cystic fibrosis transmembrane conductance regulator, or CFTR. Although there are more than 1,900 different genetic mutations that cause CF, the F508del mutation that we are targeting is the most prevalent and is present in approximately 65,000 CF patients, representing 85% of the 77,000 CF patients in the Western world. In CF patients, the resulting defective protein lead to the dysfunction of multiple organ systems, including the lungs, pancreas and gastrointestinal tract. In the lung airways, absence of functional CFTR protein leads to unusually thick, sticky mucus that clogs the lungs and increases vulnerability to chronic, lung-damaging infections.

Our lead product candidate for CF, eluforsen, is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by targeting the mRNA defect encoded by the F508del mutation in the CFTR gene of CF patients and restoring CFTR function. Eluforsen is designed to be self-administered through a small, handheld aerosol delivery device, or nebulizer, in the form of a mist inhaled into the lungs. In pre-clinical studies we have shown this method could allow maximum exposure of eluforsen to the primary target organ, the lung, as well as significant exposure to other affected organs through systemic absorption into the blood. Based on our extensive pre-clinical studies on safety, delivery and efficacy in relevant cell and animal models we started two global clinical studies of eluforsen in 2015. In 2016, we presented positive results from PQ-010-002, a proof-of-concept trial demonstrating that eluforsen restores CFTR function in the nasal linings of patients that are homozygous (who carry two allelic copies) of the F508del mutation. CFTR is the protein channel that is defective in patients with CF, and presence or absence of function of CFTR can be measured by an important biomarker called the nasal potential difference, or NPD, assay. Following four weeks of topical therapy, eluforsen improved the CFTR-mediated total chloride response, a direct measure of CFTR function. This was confirmed by the restoration of other indicators of CFTR function, such as the sodium channel activity. In subjects that were compound heterozygous (who carry one copy of the F508del mutation and one other disease causing mutation), no meaningful difference was measured. Eluforsen was observed to be well-tolerated in all subjects.

The Phase 1b clinical trial, which we refer to as PQ-010-001, is a randomized, double-blind, placebo-controlled, 28-day dose-escalation trial that was conducted in 26 sites in North America and Europe. The primary endpoint of the trial was to evaluate the safety, tolerability and pharmacokinetics, of single and multiple ascending doses of inhaled eluforsen in CF patients carrying two copies (homozygotes) of the F508del mutation. This trial also assessed a number of exploratory efficacy endpoints, although the trial was not powered for statistical significance on these endpoints. The results of the single-dose cohorts were reported in 2016 and all doses were safe and well-tolerated. In September 2017, we reported the preliminary results of the multiple-dose cohorts in which 36 subjects were enrolled. Eluforsen was observed to be safe and well-tolerated across all doses with no serious adverse events related to treatment. A clinically meaningful improvement of CF respiratory symptoms, as measured by CFQ-R RSS (Cystic Fibrosis Questionnaire-Revised Respiratory Symptom Score) was observed in 3 out of 4 multiple dose groups with a mean improvement of 13.0 to 19.2 points compared to placebo. The magnitude of the benefit observed in CFQ-R RSS for these dose groups exceeded the established minimal clinically important difference of 4.0 points. In addition, a supportive trend of improved lung function was observed up to 4.0% mean absolute change in ppFEV1 compared to placebo. There were no changes in weight gain and sweat chloride. A Phase 2 trial is currently under design and is planned to commence in 2018 subject to a partnership.

Eluforsen has been granted orphan drug designation in the United States and the European Union and has received Fast Track designation from the FDA for the treatment of patients with CF due to the F508del mutation.

Besides our program for CF caused by the F508del mutation, we are working on other CFTR mutations that could be treated using our RNA technologies. We could potentially target up to 12,000 patients, representing an estimated 15% of CF patients in the Western world, with these programs.

Axiomer RNA Editing Technology Platform

As a result of several years research conducted at ProQR in collaboration with academic partners, ProQR has invented and patented a novel RNA editing platform technology called Axiomer. Axiomer is a platform that can modify individual RNA bases and therefore target certain genetic mutations that cause disease. This technology uses the well-established therapeutic modality of single stranded RNA oligonucleotides, designed in a way to recruit an endogenous enzymatic complex called ADAR, and guided to make a change to the RNA exactly where we want it. We call the molecules Editing OligoNucleotides, or EONs. The Axiomer EONs can specifically target G-to-A mutations, and can therefore potentially treat over 20.00 disease causing G-to-A mutations that are described in literature.

Recruitment of endogenous RNA editing enzymes by oligonucleotides represents a significant therapeutic opportunity for a new type of drugs that can treat genetic disorders by reversing the underlying mutations. Deamination of adenosines into inosines (A-to-I editing) is the most common type of single-nucleotide post-transcriptional editing, with a predictable change in the base-pairing specificity: As inosine base-pairs with cytosines, the editing effectively results in an A-to-G conversion, which in turn can affect RNA processing (e.g. splicing or RNA stability) or the codon identity during translation. The reaction is catalyzed by the ADAR enzymes (Adenosine deaminases acting on RNA), and takes place on different substrates, including (pre-) mRNAs, miRNAs and lncRNAs, and in a range of disease-relevant tissues. We have invented and developed an approach where the endogenous ADAR can be recruited by using an oligonucleotide only, without the need for overexpression of ADAR (fusion) proteins or long guide RNAs. The oligonucleotides, referred to as Editing Oligonucleotides (EONs), are designed so as to allow the editing reaction to be specific for the target adenosine and to bestow general drug-like properties, without interfering with ADAR binding and activity. The design includes structural features and chemical modifications of the oligonucleotide backbone, to provide for stability and cellular uptake, and enable the EONs to recruit the endogenous ADARs and direct them to specifically edit one selected adenosine, while suppressing the editing of other, off-target adenosines. We have named this proprietary innovative technology Axiomer RNA editing technology.

We have provided proof of concept for our Axiomer technology in a mouse model of the Hurler syndrome, a lysosomal storage disorder caused by inactivation of the alpha-L-iduronidase enzyme. The underlying G-to-A mutation is corrected by EON-directed A-to-I editing in the Idua transcript, resulting in restoration of protein translation and enzymatic activity. In vitro work with additional models indicates that the EONs are generally applicable for the correction of mRNA G-to-A mutations, over 20,000 of which are known to cause monogenetic disorders. We are currently exploring the use of our Axiomer RNA Editing technology to continue to develop therapies for genetic disorders that have no or less effective or less safe treatment options in select therapeutic areas. In addition to initiating in-house programs, we plan to continue to validate and create value for our Axiomer technology by entering into licensing and collaboration agreements in select therapeutic areas. In January 2018, we announced a research collaboration agreement with Galapagos, N.V. where we are applying our novel Axiomer technology to fibrosis targets identified by Galapagos. We are also using our Axiomer technology to target several premature stop codon mutations in CF.

Discovery Programs

On our mission to make a positive impact to the lives of patients that suffer from rare diseases, we continuously look for ways to apply our science and know-how to expand our reach. As a part of that we are building out our platform technologies to new diseases and therapeutic areas. As our technologies can potentially treat thousands of disease causing mutations we have to prioritize where to apply our science next. We therefore have a rigorous evaluation process in identifying programs for our pipeline that includes establishing genetic causality, ability to deliver drug to the target organ, intellectual property protection, strong proof of concept, and a high unmet need. Our early stage programs are in various stages of discovery and target different severe genetic disorders where we believe our technologies have the potential to deliver therapeutic benefits to affected patients.

QRX-704 for Huntington’s Disease

QRX-704 is a discovery stage oligonucleotide approach for the treatment of Huntington’s disease (HD). HD is an inherited progressive neurodegenerative disease, and one of the most common genetic disorders, with symptoms including involuntary movements, incoordination, impaired speech, cognitive decline, and depression. Patients with HD have shortened life expectancy, and there is currently no disease-modifying treatment available. The disease is caused by an expanded repeat of CAG nucleotides in the HTT gene, resulting in a mutated huntingtin protein. When the mutated protein is present in the cells, small polyglutamine-containing protein fragments are formed. These fragments stick to each other, and accumulate in nerve cells, interfering with normal cellular functions, eventually leading to cell death. QRX-704 is designed to modify the HTT mRNA to prevent the formation of the toxic fragments, while the huntingtin protein remains functional.

Our Strategy

We are dedicated to improving the lives of patients and their loved ones through the development of RNA-therapies for severe genetic orphan diseases. We have an initial focus on patients with Leber’s congenital amaurosis 10, Usher syndrome 2A, dystrophic epidermolysis bullosa and cystic fibrosis. Key elements of our strategy include:

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

•

Rapidly advance our ophthalmology franchise, including QR-110 for the treatment of LCA. We recognize the great opportunity for oligonucleotides in the ophthalmology space and therefore have established an ophthalmology franchise with programs for LCA 10, Usher syndrome 2A, Fuchs’ endothelial corneal dystrophy 3 and Stargardt’s disease. We are currently conducting a Phase 1/2 clinical trial of our lead product candidate, QR-110, in adults and children with LCA 10, the leading genetic cause of blindness in childhood. Patient dosing commenced in late 2017 and we expect to obtain six-month treatment data in 2018 and full twelve-month data in 2019.

•

Extensively broaden our ophthalmology portfolio by advancing QR-421a and QR-411 for Usher syndrome 2A into clinical development. For Usher syndrome 2A, a progressive disease leading to hearing loss and blindness, we are developing QR-421a for the ophthalmic manifestation of Usher syndrome 2A due to exon 13 mutations, and QR-411, also for Usher syndrome 2A due to the PE40 mutation. In 2018, we plan to advance QR-421a towards a Phase 1/2 clinical trial with results expected in 2019. Other programs in our ophthalmology franchise include QRX-1011 for Stargardt’s disease and QRX-504 for Fuchs’ endothelial corneal dystrophy 3, both in the optimization phase, considered the last stage of discovery. Once optimized, we intend to advance these molecules into pre-clinical development.

•

Initiate the first in human clinical trial for QR-313, our lead dermatology candidate, for the treatment of DEB. Our QR-313 candidate is designed to address the underlying cause of DEB, a severe genetic blistering skin disease due to mutations in exon 73 of the COL7A1 gene. A Phase 1/2 study for QR-313 is planned to start in 2018 and we expect to obtain interim data in 2018 and full data in 2019. Beyond QR-313, we have a pipeline of discovery-stage programs for other mutations that cause DEB, including QRX-323 and QRX-333.

•

Expand our Axiomer RNA-editing platform into select therapeutic areas and capture value through product and business development efforts. Our novel and proprietary RNA editing platform technology, called Axiomer, is a new way to use oligonucleotides to edit single nucleotides in the RNA. We believe our Axiomer technology may be applicable to more than 20,000 disease-causing mutations. In 2018 and beyond, we plan to build out Axiomer in select therapeutic areas and continue to validate and create value for the platform through pursuing licensing, partnering and other strategic relationships.

•

Seek a partner to develop and commercialize eluforsen for the treatment of CF. Our lead product candidate for CF, eluforsen, has generated compelling data in pre-clinical and two global clinical studies in CF patients. Results from our Phase 1b study announced in 2017 found eluforsen to be safe and well-tolerated and demonstrated encouraging efficacy responses. The positive data support the potential of eluforsen as a disease-modifying therapy for CF patients with two copies of the F508del mutation. We intend to pursue a strategic partnership for the development and commercialization of eluforsen and start a planned Phase 2 trial in 2018. We are also studying applications of RNA technologies for other CF mutations which currently have no available therapies.

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

Leber’s Congenital Amaurosis

LCA Background

LCA is the most common genetic cause of blindness in childhood. We believe that the p.Cys998X mutation (also known as c.2991+1655A>G) in the CEP290 (Centrosomal protein of 290 kDa) gene is the most prevalent mutation which generally accounts for the most severe disease phenotype (LCA 10). Patients affected by this mutation typically lose sight in the first years of life. In LCA 10 patients, this mutation leads to significant decrease in CEP290 protein within the photoreceptor cells in the retina. Clinical features of LCA 10 include loss of vision, involuntary eye movement or nystagmus, abnormalities of pupil reactions and no detectable photoreceptor electrical signals on electroretinography (ERG).

Representation of the p.Cys998X mutation causing LCA 10
Wild type

Leber’s congenital amaurosis type 10

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

Patients are initially diagnosed through the presence of clinical symptoms. Nystagmus, rapid involuntary movements of the eyes, tends to be the first symptom visible as well as oculo-digital signs comprising eye poking, pressing, and rubbing. Vision impairment or blindness becomes obvious as age increases. After an ophthalmological examination, LCA is diagnosed. A genetic screening including all known mutations causing LCA is performed to confirm the diagnosis and determine the type of LCA in order to give the patient the most accurate prognosis possible (approximately 30% of all patients carry a mutation that has not been identified to date).

Approaches for the Treatment of LCA 10

There are currently no disease modifying treatments approved or potential treatments in clinical trials for patients with p.Cys998X associated LCA 10, a form of LCA. There are other approaches in pre-clinical development for the p.Cys998X mutation that target the disease at the DNA level. The eye is highly suitable for oligonucleotide therapies as it is a contained organ with physical cellular barriers, which strongly limits the free entry and exit of cells and larger molecules in and out of the eye, therefore limiting the systemic exposure of locally administered therapies.

p.Cys998X CEP290 mRNA

QR-110 binds to pre-mRNA and silences the cryptic splice site leading to production of normal mRNA

QR-110 for the treatment of LCA 10

Our lead product candidate in the LCA 10 space, QR-110, is a first-in-class single-stranded RNA oligonucleotide of 17 nucleotides long. It is designed to treat the disease by binding to the pre-mRNA and thereby silencing the cryptic splice site caused by the p.Cys998X mutation. The splicing machinery can thus splice the pre-mRNA correctly resulting in normal mRNA and we expect the production of full-length functional wild type CEP290 protein. The intended route of delivery is through intravitreal injection.

Clinical Development for QR-110

We believe the activity seen in our pre-clinical models of LCA 10 provided strong support for the clinical development and therapeutic potential of QR-110. We are currently conducting a Phase 1/2 study for QR-110 (PQ-110-001: NCT03140969) which commenced with the first patient dosed in November 2017.

PQ-110-001 is an open-label trial that will include approximately six children (age 6 - 17 years) and six adults (≥ 18 years) who have LCA 10 due to one or two copies of the p.Cys998X mutation in the CEP290 gene. During the trial, subjects will receive four intravitreal injections of QR-110 into one eye; one every three months. The QR-110 trial is being conducted in three centers with significant expertise in genetic retinal disease in the U.S. and Europe. We expect to obtain six-month interim data from this study in 2018 and full twelve-month data in 2019.

The primary objectives of the trial will be safety and tolerability. Secondary objectives will include the pharmacokinetics and restoration/improvement of visual function and retinal structure through ophthalmic endpoints such as visual acuity, full field stimulus testing (FST), optical coherence tomography (OCT), pupillary light reflex (PLR), mobility course and fixation stability.

Pre-clinical evidence for QR-110

We have conducted in vitro and in vivo pre-clinical studies that we believe support the clinical development to explore the therapeutic potential of QR-110.

QR-110 assessment in patient fibroblasts

Since QR-110 targets the splicing process, the most direct measurable outcome of activity is the profiling and quantification of CEP290 transcripts (wild type and mutant) and protein before and after treatment. In pre-clinical studies to date, QR-110 has demonstrated restoration of CEP290 wild type (correctly spliced) mRNA and protein in cultured fibroblast cells of LCA 10 patients homozygous and compound heterozygous for the p.Cys998X mutation.

Homozygous cells (p.Cys998X/p.Cys998X; LFB-3) (figure A)

Compound heterozygous cells (p.Cys998X/p.Lys1575X; LFB-6) (figure B)

Effect of QR-110 at the mRNA and protein level in fibroblast cells from LCA 10 patients that are A) homozygous and B) compound heterozygous for the p.Cys998X mutation. Normalized wild type and mutant CEP290 mRNA expression (copies/ng) after transfection of LCA 10 fibroblasts with QR-110, analyzed with one-step ddPCR. For protein data (Western Blot), expression is shown relative to control cells without the mutation. Error bars show mean with SEM. *p<0.05, **p<0.01, ***p<0.001, vs. mock treated cells, Student’s t-test.

The figure above summarizes the observations from our pre-clinical data that treatment with QR-110 may be able to increase the expression of wild type CEP290 mRNA and protein in fibroblast cells from LCA 10 patients that are homozygous for the p.Cys998X mutation. Furthermore, we observed that treatment with QR-110 resulted in a decrease in levels of mutant mRNA (figure A, left and center). The mRNA and protein profile restoration trend is also observed in LCA 10 fibroblasts that are compound heterozygous for the p.Cys998X mutation (figure B, left and center).

Changes in the mRNA profile are supported by a wild type CEP290 protein increase illustrated by Western blot. Results demonstrate that in LCA 10 fibroblasts that are homozygous for the p.Cys998X mutation, in vitro treatment with QR-110 restored CEP290 protein levels to that of control cells (figure A, right panel). In LCA 10 fibroblasts that are compound heterozygous for the p.Cys998X mutation, QR-110 treatment in vitro restored CEP290 protein levels to ~50% of control cells (figure B, right panel). This is expected since in these compound heterozygous cells only one mutated allele carries the p.Cys998X mutation and therefore only one allele can be targeted by QR-110 treatment. People that are heterozygous for the p.Cys998X mutation, with one normal allele and one allele carrying the p.Cys998X mutation, are asymptomatic. This indicates that correction of one diseased allele could be enough to prevent or stop progression of the disease.

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

The clinical and molecular relevance of the optic cup model, coupled with the absence of an animal model, makes the optic cup the best model in which to simulate the mechanisms of LCA 10 and effectively test the potential of QR-110.

LCA 10 patient derived optic cups were exposed to QR-110. First, we observed from the results that QR-110 is able to enter the cells without use of any transfection agents. Second, QR-110 elicited a dose-dependent restoration of CEP290 wild type mRNA expression. And third, increased CEP290 mRNA expression was also associated with a commensurate decrease in mutant CEP290 mRNA.

1 Skin biopsy
2 Fibroblasts
3 iPSC colonies
Cell line generation
Reprogramming
4 iPSC aggregate
5 Optic cup
Differentiation
Retinal Pigment Epithelium (RPE)
Neuroepithelium (NE)
Neural Retina (NR)

QR-110 increases wild type CEP290 mRNA levels in a dose-dependent manner in LCA 10 optic cups LCA 10 homozygous optic cups

LCA 10 p.Cys998X homozygous patient fibroblasts were reprogrammed into iPSC which were differentiated into optic cups for 96 days and treated with different amounts of QR‑110 for another 28 days (Parfitt et al. 2016) and analyzed using end-point PCR.

Retinal Distribution of QR-110

Labelled QR-110 (green) administered via intravitreal injection into wild type mice eyes. We demonstrated that QR-110 enters the target cells of the retina, including the photoreceptor cells. QR-110 was detected 60 days (the maximum time point tested) following a single injection.

QR-110 reaches target cells after intravitreal injection

Retinal distribution of 6FAM-labelled QR-110 following single intravitreal injection of 100 µg in wild type mice.

Usher Syndrome 2A

QR-421a and QR-411 for Usher Syndrome 2A

Usher syndrome is the leading cause of combined deafness and blindness. Patients with this syndrome generally progress to a stage in which they have very limited central and peripheral vision and moderate to severe deafness. The retinal phenotype, known as retinitis pigmentosa or RP, is characterized by photoreceptor degeneration that leads to progressive vision loss. Patients first experience defective dark adaption, loss of peripheral visual field when photoreceptor degeneration progresses, and eventually have only a residual central island of vision, which ultimately progresses to complete blindness. Like LCA, RP is a retinal ciliopathy.

Usher syndrome 2A is caused by mutations in the USH2A gene, encoding the protein usherin. Pathogenic mutations in the USH2A gene disrupt the production of usherin, a protein expressed in photoreceptors where it is required for their maintenance. Usherin is also expressed in the ear, where it is required for normal development of cochlear hair cells and hence, normal hearing. In the eye, defects in usherin cause RP. Our programs will target RP in patients with mutations in USH2A with Usher syndrome 2A as well as a subtype of non-syndromic retinitis pigmentosa, in which patients experience visual loss but do not suffer from hearing loss. Exon 13 mutations represent the most common mutations in the USH2A gene.

USH2A exon 13 splice correction

Splice correction for PE40 USH2A mRNA

QR-421a is being developed as a treatment for RP caused by mutations in exon 13 of the USH2A gene. Pathogenic mutations in exon 13, including the prevalent c.2299delG, disrupt the production of usherin in retinal photoreceptors, where it is required for their maintenance. QR-421a aims to modify splicing of USH2A pre-mRNA such that the exon 13 is excised from the mature mRNA. The excision of exon 13 leads to an in-frame deletion in the USH2A mRNA. Since exon 13 encodes for a repetitive part of the usherin protein, excision of it leads to a fully functional usherin protein. Similar to approach of QR-110, QR-411 is targeted at correcting the splicing of a pseudoexon between exons 40 and 41.

In patients the specific c.7595-2144A>G (PE40) mutation leads to the aberrant inclusion of this pseudoexon in the mature mRNA and consequently a non-functional protein. Correction of the splicing pattern with QR-411 will lead to a fully functional usherin protein. It was observed that QR-421a and QR-411 reach the correct layer of the retina (the outer nuclear layer) after intravitreal administration to mice. Neither QR-421a nor QR-411 will be suitable for patients presenting with any other mutations involved in RP where they do not have at least one exon 13 mutated allele or a PE40 mutation targeted by QR-421a or QR-411 respectively.

Clinical Presentation of Usher Syndrome 2A

RP is characterized by limited visual field and the presence of visual defects such as reduced visual acuity, poor photo- and contrast sensitivity. The first visual symptoms often appear during the second decade of life and start with night blindness due to the start of degeneration of rod photoreceptors. When rod degeneration progresses, patients lose their peripheral visual field. Progression of rod degeneration continues with the degeneration of cones which eventually results in complete blindness. The rate and degree of vision loss vary within and among families. The diagnosis of the disease is based on clinical symptoms and ophthalmologic evaluations. Usher syndrome is both clinically and genetically a heterogeneous disease. Usher syndrome 2A is characterized by congenital moderate-to-severe bilateral hearing loss, the degree of hearing loss may become more severe over time. Individuals with Usher syndrome 2A present with progressive RP. In contrast with Usher syndrome types, Usher syndrome 2A patients do not suffer from vestibular dysfunction.

Disease Prevalence and Diagnosis

Although accurate prevalence figures do not exist, the number of patients with Usher syndrome 2A and non-syndromic retinitis pigmentosa due to USH2A exon 13 mutations is estimated to be around 16,000 in the Western World. In Europe, the PE40 mutation is present in approximately 3-7% of the total Usher syndrome 2A population providing us with an estimate of 1,000 patients. This number could be a considerable underestimate as many of these patients are unaware of the second disease causing allele following exome sequencing suggesting a causative mutation is intronic. While the hearing deficit in patients with Usher syndrome 2A can be at least partially restored using hearing aids or cochlear implants, there is no approved treatment for RP in Usher syndrome 2A and disease management is supportive.

Approaches for the treatment of RP associated with Usher syndrome 2A

Vitamin A and docosahexaenoic acid (DHA) supplementations have been proposed as pharmacological treatment options. Both therapies have shown a good safety profile but limited clinical benefit. We believe QR-421a and QR-411 are the only product candidates in development for the treatment of patients with RP caused by mutations in exon 13 or PE40 mutations of the USH2A gene. Both QR-421a and QR-411 modulate splicing by enhancing exon-skipping which ultimately results in mature mRNA that can be translated into a shortened but functional usherin protein or a wild type USH2A mature mRNA and usherin protein. As RP is in most part a peripheral retinal disease, it is not particularly amenable to gene therapy approaches due to the need to administer viral vectors by sub-retinal injection and the due to the size of the USH2A gene, which is beyond the packaging limit of most viral vectors.

Pre-clinical evidence for QR-421a

•

QR-421a-effected exon exclusion has been shown in a retinoblastoma cell line and two dimensional photoreceptor progenitor cells derived from primary fibroblasts of an USH2A c.2299delG homozygous patient.

•

Uptake of QR-421a by human photoreceptor-like cells resulting in a biochemically demonstrable change in the USH2A pre-mRNA has been showed demonstrated with use of two dimensional photoreceptor progenitor cells.

•

A zebrafish model carrying a mutation (premature stop codon) in exon 13 has been developed. The zebrafish model has been used to show that exon 13 skipping at the mRNA level results in restoration of usherin protein expression and restoration of electroretinogram (ERG) activity.

Exon-13 splicing oligos restore ERG in exon-13 mutant fish

Pre-clinical evidence for QR-411

•

QR-411-effected exon exclusion has been shown in patient fibroblasts and two dimensional photoreceptor progenitor cells derived from primary fibroblasts of an USH2A c.7595-2144A>G (PE40) compound heterozygous patient.

•	QR-411 demonstrates exon exclusion of human PE40 in a humanized Ush2A zebrafish mode.

QR-411 increases wild type USH2A mRNA

(1)  Expression of wild type (blue bars) and PE40 (black bars) mRNA in a compound heterozygous patient fibroblast cell line carrying one allele containing the PE40 mutation and the other allele an exon 13 mutation (c.2391_2392del) after treatment with 10, 25, or 50 nM QR‑411.

Clinical Development of QR-421a and QR-411

QR-421 and QR-411 are currently undergoing IND-enabling studies. We plan to advance the QR-421a program towards a Phase 1/2 clinical trial at the end of 2018. The clinical trial will consist of a single-dose arm and a six-month adaptive multiple dose arm. We expect to receive top-line data from the single-dose arm in the first half of 2019 and from the adaptive multiple dose arm later in 2019.

Research Grants

On February 9, 2018, we entered into an agreement with Foundation Fighting Blindness, or FFB, under which FFB will provide funding of $7.5 million to advance QR-421a into the clinic and will receive future milestone payments totaling $37.5 million, due in the three years after first sale of a commercial product.

Fuchs’ Endothelial Corneal Dystrophy 3

Fuchs’ endothelial corneal dystrophy 3 (FECD3) is a common, autosomal dominant, degenerative, age-related condition. The disease primarily affects the corneal endothelium, with characteristic focal outgrowths termed “guttae” and associated reduction in cell density. Progressive endothelial cell loss will ultimately lead to fluid accumulation, progressive corneal clouding, reduced visual acuity, and painful epithelial bullae. FECD3 is caused by a trinucleotide CTG repeat expansion situated within a non-coding, intronic region of the TCF4 gene. Transcripts containing >50 copies of the repeat accumulate as nuclear RNA foci and are believed to sequester RNA-splicing factors, including the MBNL1 protein. This leads to a functional deficiency of these proteins and subsequent global disruption of mRNA splicing. QRX-504 is an antisense oligonucleotide which targets the trinucleotide repeat expansion leading to a reduction in splicing factor sequestration. It has been observed that following intraocular injection into mice, QRX-504 distributes within the corneal endothelium.

QRX-504 for FECD

Clinical Presentation of FECD3

Patients usually present with symptoms during their fifth to sixth decade. Early-stage disease is typically managed with topical hypertonic saline to reduce corneal swelling, but surgical intervention is currently the only treatment option available to patients with advanced disease.

Disease Prevalence and Diagnosis

It is estimated FECD affects more than 4% of individuals over the age 40 in the U.S, and similar prevalence is noted for other global regions. Patients usually present with guttae, a reduction in corneal endothelial cell density and corneal oedema. FECD3 is the major cause in patients in the Western world.

Approaches for the treatment FECD3

There are currently no treatment options for vision loss in patients with any form of FECD, other than corneal (endothelium) transplantation. This requires surgery where the damaged cornea is removed and replaced with a healthy donor cornea. However, transplantation has several limitations, including the availability of donors, risk of rejection, the inherent risk of an invasive procedure and is only available to patients with advanced FECD.

QRX-504 for the treatment of FECD3

QRX-504 aims to toxic gain of function TCF4 mRNA releasing sequestered splicing factors and restoring endothelial cell homeostasis.

Stargardt’s Disease

Stargardt’s disease is the most common inherited macular dystrophy causing progressive impairment of central vision. It is associated with mutations in the ABCA4 gene, encoding photoreceptor cell-specific ATP-binding cassette transporter 4 protein. The disease is inherited in an autosomal recessive fashion. The ABCA4 protein is predominantly expressed in the retina, where it is involved in transport of N-retinylidene-PE. Absence of ABCA4 results in the failure to clear these toxic substances, resulting in the loss in photoreceptor cells. A large number of disease-causing mutations have been found in ABCA4. c.5461-10T>C is the third most frequent ABCA4 mutation, and causes a severe form of Stargardt’s disease. This mutation is located in intron 38, and leads to skipping of exon 39, or of exon 39 and exon 40 in the mRNA. This aberrant splicing pattern results in reduced ABCA4 protein level. QRX-1011 targets the ABCA4 pre-mRNA and results in the retention of exon 39 and exon 40, leading to the production of a mature wild type mRNA and protein.

QRX-1011 for Stargardt’s Disease

Clinical Presentation of Stargardt’s Disease

The most common symptom of Stargardt’s disease is slow loss of central vision in both eyes. Onset of the disease is typically in childhood or young adulthood. Patients notice gray, black, or hazy spots in the center of their vision, have reduced light adaptation with increased light sensitivity, and some patients also experience color blindness as the disease progresses. Most patients with Stargardt’s disease will progress to legal blindness or worse and may also suffer constriction of the visual field as they age.

Disease Prevalence

It is estimated there are 7,000 Stargardt’s disease patients in the Western world with the c.5461-10T>C mutation in ABCA4.

Approaches for the treatment of Stargardt’s disease

Currently, there is no treatment available for Stargardt’s disease. Patients are often advised to wear eyeglasses or sunglasses that block UV light to reduce the possibility of additional eye damage caused by the sun and to avoid taking vitamin A supplements, but these measures do not prevent the progression of the disease. As Stargardt’s disease due to the ABCA4 c.5461-10T>C mutation is inherited in an autosomal recessive manner, the condition may be amenable to gene therapy approaches where the complete loss of ABCA4 function is complemented by simple gene replacement.

QRX-1011 for the treatment of Stargardt’s disease

QRX-1011 is a first-in-class single-stranded oligonucleotide designed to treat vision loss caused by the specific c.5461-10T>C mutation in the ABCA4 gene which leads to a splicing defect. Using an antisense oligonucleotide which modulates splicing of the mRNA, QRX-1011-mediated correction in the mRNA level leads to inclusion of the deleted exons and formation of functional, wild type ABCA4 protein which will potentially stop and perhaps reverse the progression of the disease.

Dystrophic Epidermolysis Bullosa (DEB)

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

In DEB, the outer layer of the skin, the epidermis, separates from the inner layer, the dermis. This separation renders the skin fragile and causes severe blistering and has downstream effects such as wound infection, scarring, and SCC (squamous cell carcinoma). All mucosal membranes are affected in DEB, therefore blistering is not limited to the skin, but is also present in the mouth, esophagus and downstream intestines.

DEB is usually a chronic, seriously debilitating disease with a shortened life expectancy due to malnutrition, infections, and malignancies.

DEB Genetics

The disease is caused by mutations in the COL7A1 gene. This gene is responsible for the production of a protein called collagen type VII (also referred to as C7), which is a major component of the anchoring fibril located below the basement membrane that normally links the epidermis and the dermis together. DEB causing mutations occur more often in certain parts of the gene. One of those parts is exon 73.

DEB Prevalence and Diagnosis

DEB is a genetic disease that in some cases is inherited as an autosomal dominant (DDEB) and in others as an autosomal recessive trait (RDEB). The prevalence of DEB could differ across countries due to founder effects and differences in ethnic composition. While spatial variations, compounded with the scarcity of available data, make accurate calculations difficult, the estimated number of DEB patients in the Western world is approximately 6,000 of which approximately 2,000 have a mutation in exon 73.

Diagnostic testing for DEB is based on the identification of the level of skin cleavage via immunofluorescence antigen mapping with C7 specific antibodies and/or determination of anchoring fibrils using transmission electron microscopy.

Approaches for the Treatment of DEB

Currently, no disease modifying treatment is available for DEB. Palliative treatment is the only treatment available for DEB patients and constitutes a time-consuming daily activity. Palliative treatment primarily consists of care of (new) blisters by puncturing and draining to prevent further spread from fluid pressure, wound management to prevent infections, prevention of skin trauma to avoid new blister formation, and pain and itch relief.

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

Pre-clinical evidence for QR-313

Clinical development of QR-313 focuses on topical delivery in the wounded skin of patients, with the aim to improve wound healing and reduce skin fragility. Therefore, we formulate QR-313 into a hydrogel for wound application that can be incorporated in the standard of care of patients.

Activity of QR-313 in cells and human skin equivalents

The activity of QR-313 was investigated in 3 different in vitro test systems; cell lines, primary cells, and human skin equivalents (HSEs). HSEs are composed of both a dermal layer containing fibroblasts and an epidermal layer containing keratinocytes. The keratinocytes are fully differentiated to form all the different layers in the epidermis, including the stratum corneum. The culturing of HSEs is done at the air-liquid interface and therefore mimics the human situation. Moreover, by removing the epidermis from a portion of the skin equivalent, the blistering phenotype of DEB can be modeled.

Experiments have shown

•	Efficient exon 73 skip in the wild type (WT) fibroblast cell line (HeLa) as well as in in WT and mutant HaCaT keratinocytes in a dose-dependent manner
•	Dose-dependent exon 73 skip in WT and RDEB patient Human Primary Fibroblasts (HPF) (Figure 1)
•	Exon skip in HSEs after treatment with QR-313 using the same concentration, formulation and topical application as planned to use in patients (Figure 2)
•	An increase in C7 expression in RDEB patient fibroblasts after treatment with QR-313 (Figure 3)
•

Functionality of the shortened protein C7Δ73. It forms stable trimers, is present in anchoring fibrils at the dermal-epidermal junction, and binds its interacting partners collagen type IV and laminin-332.

The effect of QR-313 was assessed in HPFs from an RDEB patient, which contain one pathogenic mutation in exon 73 of COL7A1 and another pathogenic mutation on the other allele. Results showed efficient skipping of exon 73 from COL7A1 mRNA after 24 hours, and an increasing efficiency after 48 hours, with a near absence of the full length transcript that contains exon 73. In a subsequent set of experiments also lower concentrations were tested in RDEB HPFs as well as wild type HPFs. The results showed a clear dose response for QR-313 with increasing exon skip percentages in both RDEB and wild type HPFs. With the high doses of QR-313 a median skip of 77% for wild type and 87% for RDEB HPFs is reached.

Sequence analysis on the 150 bp product demonstrates removal of the complete exon 73 from the mRNA. This provides further evidence that QR-313 acts via its intended mode of action in human cells and efficiently skips exon 73 in the COL7A1 mRNA.

Exon 73 exclusion from COL7A1 mRNA in RDEB and WT HPFs following treatment with QR-313

Splicing products of COL7A1 mRNA following transfection with QR-313 or a scrambled version of QR-313 (SCR). Wild type HPFs and RDEB patient HPFs were transfected for 24 or 48 hours with 3.1 - 200 nM QR-313 or 100 nM scrambled. PEI transfection agent only was used as a negative control. Exon 73 skip in COL7A1 mRNA was measured using RT-PCR. A. Representative Lab on a Chip result of exon 73 skip in RDEB HPFs. Treatment with SCR or PEI as negative control resulted in the production of a 350 bp fragment representing the wild type, full length amplicon (including exon 73) while treatment with QR-313 resulted in the production of a 150 bp fragment representing the modified mRNA product, which excludes exon 73 (Δ exon 73). The full length COL7A1 band fades with increasing concentration or incubation time of QR-313, while the intensity of the Δ exon 73 band increases. B. Quantification of exon skip in wild type HPFs and RDEB HPFs after 24 hours of incubation. A dose-dependent increase in exon skip is observed from 3.1 to 50 nM. Higher concentrations do not further increase the exon skip percentage. Median and range of 3 independent experiments are shown.

In 3D models of the skin, so-called HSEs, the dose-response of Cy5-QR-313 was assessed in a range of 10-1000 µg by application in 200 mg carbomer hydrogel to HSEs wounds of approximately 2 cm2. The clinical situation was mimicked, so no transfection reagent was used. After 24 or 48 hours of incubation, RNA isolation was performed on both the dermal fibroblasts and the epidermal keratinocytes. The samples were analyzed for exclusion of exon 73 using RT-PCR. QR-313 activity was shown in RDEB-like wounded skin in both dermal fibroblasts and epidermal keratinocytes. In the dermal fibroblasts, exon 73 exclusion was shown in 40 and 80% of the models treated with 100 or 1,000 µg QR-313 for 24 hours, respectively. After 48 hours, exon exclusion was observed in 100% of the models in the dermal fibroblasts. In the epidermal keratinocytes, exon exclusion was shown in 10 and 30% of the models treated with 100 and 1,000 µg QR-313 for 24 hours, respectively. After 48 hours, models showing exon exclusion in keratinocytes increased to 30% and 80% for 100 µg and 1000 µg, respectively. After 24 hours exon skip was not detected in dermis or epidermis after treatment with 10 µg, while after 48 hours 8% of models showed exon skip in both dermis and epidermis.

Exon 73 skip in COL7A1 mRNA in HSEs following treatment with Cy5-labelled QR-313

A. HSEs were treated for 24 hours with 50 µL of 0.5 mg/mL PBS formulation or 50 mg of the 0.5 mg/g carbomer gel formulation. RNA was then isolated from the dermal part of the model and RT-PCR analysis was performed. The different COL7A1 mRNA products were analyzed for length. The 350 bp fragment represents the wild type, full length amplicon including exon 73 mRNA, while the 150 bp nucleotide fragment represents the exon skip COL7A1 mRNA product Δ exon 73. B. HSEs were treated for 24 or 48 hours with carbomer gel formulated with a total dose of 10, 100 or 1000 µg Cy5-QR-313. After 24 or 48 hours incubation total RNA was isolated from both the dermal fibroblasts and epidermal keratinocytes separately. The graphs depict the percentage of models that demonstrate exon 73 exclusion for the dermal fibroblasts and epidermis. Data is representative of 2 different donors, 6 replicates per donor.

Following assessment of the COL7A1 mRNA splice product, collage type VII (C7) protein production in compound heterozygous RDEB patient fibroblasts was assessed. Cells were seeded onto chamber slides and subsequently transfected with 100 nM QR-313 or scrambled QR-313 as a negative control using PEI as a transfection agent. The cells were fixed and stained for C7 protein 72 hours after transfection, and the nuclei were stained with DAPI before fluorescence imaging was performed.

After treatment with PEI alone, RDEB HPFs show minimal expression of C7 (the patient from which the cells were received has residual expression of the NC1 domain, against which the antibody is reactive), in contrast to WT HPFs, where C7 staining is clearly visible in the cytoplasm (pseudo-coloured in green). Seventy-two hours after transfection, C7 staining in the RDEB HPFs is observed in the cytoplasm similar to the staining in WT HPFs, confirming C7 protein formation. In contrast, transfection with the scrambled did not result in an increase in C7 staining compared to PEI alone.

Immunofluorescent staining of C7 in WT HPFs and RDEB HPFs

WT HPFs or RDEB HPFs with a heterozygous mutation in exon 73 were transfected either only with PEI, with 100 nM QR-313 or with 100 nm scrambled QR-313. After 72 hours, cells were fixed and stained for C7 (green) using indirect immunofluorescence and with DAPI (blue) to visualize the nuclei. Scale bar indicates 20 µm.

In vivo uptake

In vivo uptake of QR-313 in the skin was tested in Göttingen minipigs. The uptake and distribution of Cy5-labeled QR-313 formulated in a carbomer gel was tested after topical application on intact and wounded skin. Split-thickness wounds, which remove the epidermis and leave most of the dermis intact (2 cm by 3 cm and approximately 0.35 mm depth) were created on the backs of the animals using a dermatome. Cy5-labeled QR-313 DP (0.5 mg/g in 0.75% carbomer gel) was either applied as a single dose (SD) or multiple dose (MD) on days 1, 3 and 5. Skin biopsies were either taken 2 days after wounding (SD) or 7 days after wounding (MD) (this corresponds to 2 days after last dosing). Cy5-labeled QR-313 was not able to penetrate intact minipig skin.

Two days after the SD application on wounded skin, Cy5-labeled QR-313 had diffused into the dermis of the wound bed. For MD, Cy5-labeled QR-313 was still visualized in the wound bed after 7 days, however the depth of diffusion is reduced compared to the SD after 2 days. After 7 days, the epidermis had fully migrated over the wound bed (below the wound scab), and therefore the dermis was no longer exposed. The newly formed epidermis has taken up Cy5-labeled QR-313 and co-localization with the nucleus was observed using confocal microscopy imaging.

Delivery of Cy5-labeled QR-313 in wounded skin in Göttingen minipigs
Single dose	Multiple dose

Biopsy taken at day 2	Biopsy taken at day 7

Histology sections of minipig skin 2 or 7 days after wounding. Left picture: skin exposed to Cy5‑labelled QR-313 for 2 days after single dosing. Right picture: skin exposed to Cy5-labelled QR-313 after multiple dosing (3 administrations). Cy5‑labelled QR-313 is depicted in red, nuclei are depicted in blue. White dotted line represents border between epidermis and dermis.

Planned Phase 1/2 Study for QR-313

We are planning to commence our first in human study of QR-313 in DEB exon 73 patients in 2018, which we refer to as WINGS (A First in Human, Double-Blind, Randomized, Intra-Subject Placebo-Controlled, Multiple Dose Study of QR-313 Evaluating Safety, Proof of Mechanism, Preliminary Efficacy and Systemic Exposure in Subjects With Recessive Dystrophic Epidermolysis Bullosa (RDEB) due to Mutation(s) in Exon 73 of the COL7A1 Gene). We plan to conduct the WINGS study as a Phase 1/2 safety and efficacy clinical trial in two parts, first enrolling eight RDEB patients with an exon 73 mutation, and after interim analyses expect to add another cohort of DEB patients. The study evaluaties safety, tolerability and systemic passage of QR-313. The clinical trial is expected to be double blinded intra-patient controlled, single or dual-wound treatment for 4 weeks, with a follow-up period of 8 weeks. We expect to receive interim data from the first part of the trial in 2018 and full results in 2019. Beyond QR-313, we have a pipeline of discovery-stage programs for other mutations that cause DEB, including QRX-323 and QRX-333.

Cystic Fibrosis

Cystic Fibrosis Background

CF is the most common fatal inherited disease in the Western world and affects 77,000 patients. There is no cure for CF. CF patients require lifelong treatment with multiple daily medications, frequent hospitalizations and ultimately lung transplants, which can extend life for five years on average. The quality of life for CF patients is compromised by approximately four hours of self-care per day and frequent outpatient doctor visits and hospitalizations.

Chloride ion flow by wild type CFTR and F508del CFTR
Wild type	F508del

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

According to the medical literature, restoration of as little as approximately 15% of wild type CFTR function in CF patients should result in a therapeutic benefit.

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

Cystic Fibrosis Incidence and Diagnosis

CF affect approximately 77,000 patients in the Western world. Many individuals are also non-affected carriers of a mutated CFTR gene. Carrier results across ethnic groups in the United States are well established, and reports from the American College of Obstetricians and Gynecologists indicate rates of one out of 25 in non-Hispanic Caucasians, one out of 58 in Hispanic Caucasians, one out of 61 in African Americans, and one out of 94 in Asian Americans. While the

life expectancy of CF patients has improved over the last three decades, the median age of death is still only 30 years or less.

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

Potentiators for certain non-F508del mutations

For a subset of patients who suffer from the G551D and other gating mutations of the CFTR gene, Vertex Pharmaceuticals has developed a “potentiator” molecule marketed under the trade name Kalydeco (ivacaftor). This product was approved by the FDA in 2012 to treat patients with the G551D mutation and, in 2014, the label was expanded to include eight additional gating mutations. In 2015, the label was further expanded to include a total of ten gating mutations and children as young as two years old. Vertex has estimated that approximately 2,400 CF patients in the U.S., Europe and Australia have a G551D or a non-G551D gating mutation. Gating mutations are characterized by the presence of CFTR at the cell surface that does not open and close the ion channels properly. Kalydeco is believed to keep the ion channels open for longer. For this population of CF patients, medication costs are approximately $300,000 per year for Kalydeco prescriptions. Kalydeco is an exciting development as it provides a proof of concept that it is possible to target the defective CFTR protein that causes CF and improve key symptoms of the disease.

The F508del mutation affects approximately 85% of CF patients in the Western world. Unlike the “gating” mutations, F508del is a “processing” mutation, and as such, CFTR with the F508del mutation is not expressed at the cell surface and cannot be potentiated by small potentiating molecules like Kalydeco.

Potentiator/corrector combination for F508del mutations

For patients aged 6 years and above and homozygous for the F508del mutation, Vertex Pharmaceuticals has received regulatory approval for Orkambi. Orkambi is a fixed-dose combination of lumacaftor and ivacaftor (Kalydeco). Lumacaftor is a new molecular entity also referred to as a CFTR “corrector” that is purported to work by stabilizing and promoting the folding of the defective F508del CFTR and thereby increasing the likelihood that the CFTR channel will be found at the cell membrane. Kalydeco purportedly potentiates the activity of CFTR channel at the cell surface. We believe the clinical benefit of Orkambi for many homozygous F508del patients is not commensurate with the benefit demonstrated by Kalydeco in the G551D population, but is comparable to some of the symptom relief medications approved for use with CF. In March 2017, Vertex reported Phase 3 results of a new fixed-dose combination of tezacaftor and ivacaftor. This combination demonstrated clinical benefits of the same magnitude than Orkambi, but was better tolerated. A marketing application has been submitted in the United States and European Union. Commercialization is anticipated to begin in 2018. Approximately 12,000 US patients could be treated with Orkambi or with the tezacaftor-ivacaftor at an estimated annual cost of approximately $260,000 or more in addition to the cost of standard of care. In July 2017, Vertex reported preliminary results of next-generation correctors (VX-440, VX-152 and VX-659) being used in combination with tezacaftor and ivacaftor, to be developed as triple combination regimens. Data showed that such triple combinations improved lung function, sweat chloride and respiratory symptoms in CF patients with one or two copies of the F508del mutation. Data from ongoing Phase 2 trials are expected in the beginning of 2018. We believe these studies validate that F508del CFTR is a treatable target and indicate there is still a need for more efficacious therapies.

Gene Therapy

Gene therapy is a process in which a functional gene is introduced into a cell to override the effects of a defective gene. The CFTR gene was first identified in 1989. Since that time, several academic consortia and drug-development companies have attempted to develop gene therapies targeting mutations in the CFTR gene. These companies aimed to permanently correct the CFTR gene at the DNA level by delivering full-length CFTR genes to lung epithelial cells to express wild type CFTR protein. However, these programs encountered limitations faced by gene therapy in general as well as limitations specific to the CFTR gene. These barriers included safety concerns, challenges in delivery of the gene therapy constructs to target cells in the lungs, challenges of both delivery and incorporation into the genome given the size and complexity of the CFTR gene, and immunologic responses to the gene therapy vectors. The most advanced effort in gene therapy for CF is with an academic consortium in the U.K. In 2015, the Gene Therapy Consortium presented results of a 136-patient trial using a CFTR gene delivered in a liposome envelope. While the trial showed no overall efficacy, specific subgroups did show a modest benefit in lung function compared to the placebo group. The Gene Therapy Consortium has announced that they will conduct a follow-up trial of gene therapy in the future but that a different vector will be needed for delivery of the gene.

Our RNA Approach

Eluforsen is a first-in-class RNA oligonucleotide designed to address the underlying cause of the disease by targeting the mRNA in CF patients that have the F508del mutation. Eluforsen is designed to bind to the defective CFTR mRNA and restore CFTR function. We believe we are currently the only company pursuing this novel approach for CF patients.

Eluforsen for Treatment of CF

We are developing eluforsen as an inhaled treatment for CF patients. Eluforsen is a single-stranded RNA oligonucleotide designed to restore CFTR function in CF patients with the F508del gene mutation. Eluforsen is 33 nucleotides long and is designed to bind to the CFTR mRNA sequences that are adjacent to the deleted F508del region of the mRNA.

The figure below represents, from left to right, wild type CFTR function in a normal cell, impaired CFTR function in a cell with a F508del mutation and a F508del mutated cell treated with eluforsen, which would be expected to result in restoration of chloride efflux.

Chloride ion flow: restoration through eluforsen treatment
F508del + eluforsen

Clinical Development for eluforsen

We conducted two clinical trials of eluforsen in parallel. Study PQ-010-002 is a proof-of-concept trial evaluating topical administration of eluforsen and its effect on the nasal potential difference (NPD), a biomarker of CFTR function. This trial opened for enrollment in September 2015 and was completed in September 2016. Study PQ-010-001 is a Phase 1b safety and tolerability trial. This trial opened for enrollment in June 2015 and was completed in September 2017.

PQ-010-002 Proof-of Concept NPD study

The NPD assay is a standard test for detection and quantification of CFTR function in the airways in CF patients. The NPD test is a well-accepted diagnostic tool and has been used in multiple therapeutic intervention trials to demonstrate the restoration of CFTR mediated ion transport in pre-clinical animal models and in CF patients. Our trial was designed to investigate the ability of eluforsen to restore CFTR function in patients. Restoration of CFTR function has been observed in pre-clinical NPD studies using mouse models. The primary outcome measure was to determine the effect of topical administration of eluforsen to the nasal mucosa on the restoration of CFTR mediated chloride transport as measured by NPD in CF patients with the F508del CFTR mutation. Secondary endpoints included maximal basal potential difference reflecting sodium channel activity. Nasal administration is not the intended route of administration for eluforsen. However, the nasal epithelium is the most accessible site for measuring CFTR function in humans and provides a human model of epithelial cell uptake and restoration of CFTR function. All subjects were adults over 18 years old with CF either homozygous for the F508del mutation or compound heterozygotes with one copy of the F508del mutation and one copy of another disease causing mutation. The trial was conducted in five sites in the U.S., France and Belgium. Eluforsen was administered intranasal 5 mg in each nostril 3 times weekly for 4 weeks (12 doses). The NPD measurements were done at baseline, after 6 doses (Day 15), after 11 doses (Day 26) and 21 days after the last dose (Day 47).

Final results were reported at the European Society of Cystic Fibrosis (ECFS) conference in June 2017. In the per-protocol population of subjects homozygous for the F508del mutation meeting the pre-specified inclusion criteria (n=7), the average change from baseline in NPD at day 26 was statistically significant, -4.1 mV (p=0.0389). This finding was supported by a change in sodium channel activity (specifically, a measure called max basal potential difference, or PD) and other sensitivity analyses of the NPD measurements, all pointing to strong evidence of restoration of CFTR activity. In subjects that are compound heterozygous for the F508del mutation, the average change from baseline in NPD was not significantly different at day 26. A responder analysis of individual subjects assessing the impact of the second mutation is currently ongoing. Eluforsen administered via the intranasal route was observed to be well tolerated.

Eluforsen improves CFTR function in F508del homozygous CF patients as measured by NPD

N= 7 (per protocol population). Parameter = within subject change from baseline in Cl-free+iso. Average both nostrils. Baseline = average of 2 most recent pre-dose assessments. P = one-sided 5% paired t-test.

We observed from the results of this trial that eluforsen improved CFTR function in homozygous F508del patients as evidenced by both the increase in CFTR activity measured in the CFTR-mediated total chloride response and the decrease in sodium channel activity as measured by the max basal potential difference. The magnitude of the change observed in this trial is similar to that published for other commercially available treatment in CF patients with the G551D mutation and superior to data published for lumacaftor in patients with the F508del mutation.

Putting eluforsen clinical NPD results in perspective

PQ-010-001 Phase 1b Safety and Tolerability Trial

This clinical trial was a Phase 1b, randomized, double-blind, placebo-controlled, 28-day dose-escalation trial to evaluate the safety, tolerability and pharmacokinetics of eluforsen. The trial enrolled CF patients that are homozygous for F508del and age 18 years and above. The trial was conducted at 26 sites located in 10 countries in North America and EU and enrolled 70 patients. The trial consisted of 4 single ascending dose cohorts and 4 multiple ascending dose cohorts (12 doses over 4 weeks). In each cohort of 8 patients, the randomization was 3:1, meaning that 6 patients received eluforsen and 2 patients received placebo.

Eluforsen was given as a nebulized solution to the lower airways after chest physiotherapy, which is a standard procedure used with other currently administered inhaled medications. This method of drug administration is common in CF patients. The primary outcome measures were to characterize safety, tolerability and pharmacokinetics of eluforsen in CF patients. Pharmacokinetics was assessed in serum, urine and sputum to establish the safety and to give indications of uptake into the lung and systemic circulation in order to provide PK/PD information to design our future trials. We also assessed exploratory efficacy outcome measures, including lung function, sweat chloride levels, weight gain, as well as respiratory symptoms and quality-of-life measures specific to CF.

The results of the single-dose cohorts were reported in 2016 and all doses were safe and well-tolerated. In September 2017, we reported the preliminary results of the multiple-dose cohorts in which 36 subjects were enrolled. Eluforsen was observed to be safe and well-tolerated across all doses with no serious adverse events related to treatment. A clinically meaningful improvement of CF respiratory symptoms, as measured by CFQ-R RSS, was observed in 3 out of 4 multiple dose groups with a mean improvement of 13.0 to 19.2 points compared to placebo. The magnitude of the benefit observed in CFQ-R RSS for these dose groups exceeded the established minimal clinically important difference (MCID) of 4.0 points. In addition, a supportive trend of improved lung function was observed up to 4.0% mean absolute change in ppFEV1 compared to placebo. There were no changes in weight gain and sweat chloride.

Improvement in respiratory symptoms as measured by CFQ-R RSS at end of treatment	Change in lung function (ppFEV1) at end of treatment

PQ-010-003 Phase 2 Trial

PQ-001-003 is currently planned as a Phase 2 multicenter, randomized, double-blind, placebo-controlled 12-week trial to evaluate the safety, efficacy, and pharmacokinetics of eluforsen in cystic fibrosis subjects with the F508del mutation. The trial will be conducted at clinical centers in North America, EU and possibly other countries. We plan to commence this trial in 2018 subject to a potential partnership.

Besides our program for eluforsen for CF caused by the F508del mutation, we are working on other CFTR mutations that can potentially be treated using our RNA technologies. We could potentially target an estimated 15% of the CF population, up to 12,000 patients in the Western world, with these programs.

Inhaled administration of eluforsen

To achieve broad distribution to CF-affected organs, we deliver eluforsen through inhalation by means of a small handheld nebulizer, a method of drug delivery used to administer medication in the form of a mist inhaled into the lungs. On October 8, 2014 we entered into an agreement with PARI Pharma GmbH, pursuant to which the Company is granted an exclusive license to the use of PARI’s eFlow technology for the administration of oligonucleotide-based drugs in the F508del mutation in cystic fibrosis. The nebulizer device rapidly and efficiently processes a therapeutic agent through the microscopic holes of a mesh and creates a mist to provide rapid and consistent delivery to the lungs. Commercially-available nebulizers are currently used for other CF therapies and in other clinical studies involving inhaled oligonucleotides.

Research Grants

In August 2014, we entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide us with up to $ 3 million to support the clinical development of eluforsen. In 2015, the Company and its academic partners received a grant from the European Union under the Horizon 2020 research and innovation programme under grant agreement No. 633545. The maximum amount of € 6.0 million was granted to support the clinical development of eluforsen. In 2017, ProQR also received additional tranches totaling €0.3 million under the Innovation credit program or “Innovatiekrediet” by the Dutch government, through its agency RVO (previously: “AgentschapNL”) of the Ministry of Economic Affairs, for the cystic fibrosis development program.

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

Our aim is to monitor continually that animal experiments will be performed only if there are no viable or legal alternatives. Additionally, case by case, it will be evaluated if advances can be made in study designs (such as by ex-vivo studies or by conduction of small pilot (tolerability) studies first), or by using new technologies to achieve adequate statistical power without increasing the number of animals, combining studies, and improving use of toxicokinetic data to optimize dose selection.

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

Patent Rights Relating to Our Cystic Fibrosis Program

With regard to our lead product candidate in the CF space, eluforsen, we own a family of patent applications that we filed in the U.S., as well as in other countries and regions including Australia, Brazil, Canada, China, Europe, India, Israel, Japan, Mexico, New Zealand, Russia, South Africa and South Korea relating to certain aspects of our RNA targeting technology platform, including method of use claims relating to the use of single-stranded oligonucleotides, particularly modified RNA oligonucleotides, for targeting RNA molecules in a living cell, as well as composition of matter claims relating to our eluforsen product candidate. The granted European filing (EP 2852668 B1) was validated in all European Patent Convention contracting states. No opposition was filed after the nine-month opposition period. The U.S. patent application was granted on March 28, 2017 (US 9,605,255). The term of these EP and US patents and any patents resulting from the other applications in the patent family, if issued, would be expected to extend to at least July 2033.

In addition, in May 2012, we entered into an exclusive license agreement with Massachusetts General Hospital, or MGH, to obtain rights to a patent family with claims directed to an alternative RNA platform that uses an RNA oligonucleotide complex rather than a single-stranded oligonucleotide. This patent family includes three issued U.S. patents, the first of which has a composition of matter claim directed to an RNA oligonucleotide complex containing two specific oligonucleotide sequences for modulating the expression or activity of a CFTR gene product. The second U.S. patent has method of use claims relating to the treatment of a symptom of cystic fibrosis in a subject by administering to the subject an RNA oligonucleotide complex comprising two oligonucleotides, as well as a composition of matter claim directed to a specific RNA complex for modulating the activity of a CFTR gene product. The third U.S. patent covers the eluforsen product. The term of the first issued U.S. patent is expected to extend to October 2027, the term of the second issued U.S. patent is expected to extend to May 2025, and the term of the third U.S. patent is expected to extend to March 2025.

Patent Rights Relating to Our LCA Program

With regard to our LCA Program and our lead candidate in the LCA space, QR-110, we entered into an exclusive license agreement with the Radboud University Medical Center, Nijmegen, the Netherlands in April 2014 to obtain rights in a patent family with composition of matters claims directed to antisense oligonucleotides for treating LCA and method of use claims relating to modulation of the splicing of the CEP290 gene product. Patents were granted in Europe (EP 2753694 B1) and in the U.S. (US 9,771,580) and applications are currently pending in the U.S. (continuation application) as well as Brazil, Canada, Australia, and Eurasia. The term of any patents resulting from these applications would be expected to extend to at least 2032. Furthermore, we entered into an exclusive license agreement with Inserm Transfert SA and Assistance-Publique-Hôpiteaux de Paris (AP-HP), Paris, France in January 2018 to obtain rights in a patent family with composition of matters claims directed to antisense oligonucleotides for treating LCA and method of treatment claims relating to modulation of the splicing of the CEP290 gene product. Patents were granted in the U.S. (US 9,012,425; US 9,487,782; US 9,777,272) and applications are currently pending in the U.S. and Europe. The term of any patents resulting from these applications would be expected to extend to at least 2032.

To further strengthen our position on QR-110, we filed our own international patent application in February 2016 to obtain intellectual property rights to a variety of improved antisense oligonucleotides and the use thereof in the treatment of LCA. This international patent application was continued in the U.S., Europe, China, and several other countries. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2036.

Patent Rights Relating to Our DEB Program

With regard to our DEB program and our lead candidate in the DEB space, QR-313, we filed two international patent applications that were continued in the U.S., Europe, China, and several other countries. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2036.

Patent Rights Relating to Our Usher Program

With regard to our Usher program and our lead candidates in the Usher space, QR-411 and QR-421a, we filed two international patent applications in April and September 2017, and that are expected to be continued in national and regional patent applications in October 2018 and March 2019 respectively. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2037.

Patent Rights Relating to Our Axiomer Program

With regard to our Axiomer program, we filed several national and international patent applications from 2014 to 2017, and that are expected to be continued in national and regional patent applications after the respective international phases. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2038.

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

Pursuant to the terms of the license agreement, in lieu of an upfront license payment to MGH, we are obligated to reimburse MGH, on a pro rata basis based on the number of licensees under the licensed patent rights, the fees and costs incurred by MGH in preparing, filing, prosecuting and maintaining the licensed patent rights. Currently, we are the sole licensee of the MGH patent rights and have paid approximately $ 165,000 in patent fee reimbursements and milestones to MGH. We are also obligated to pay MGH potentially up to $ 1,700,000 in additional payments upon the achievement of certain development and regulatory milestones, depending on the moment of achievement of such milestones, and, beginning after our first commercial sale of a product covered by the licensed patent rights, a $ 10,000 annual license fee which is creditable against royalties due to MGH in the same calendar year. In addition, we are obligated to pay MGH 2% or 5%, depending on the moment of NDA filing, of any net sales by us, our affiliates or sublicensees on licensed products made or sold in the United States, as well as a low double-digit percentage of any payments that we may receive from any sublicensee anywhere in the world.

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

License Agreements with Radboud University Medical Center

On April 17, 2014 ProQR Therapeutics and Radboud University Medical Center have entered into a Patent License Agreement in the field of antisense oligonucleotide-based therapy for Leber’s Congenital Amaurosis, or LCA. Under the terms of this license agreement, we have an exclusive, world-wide royalty-bearing license under certain Radboud patent rights to develop, make, have made, use, sell offer for sale and import of certain licensed products of Radboud for use in all prophylactic and therapeutic uses in the field of LCA.  Pursuant to the terms of the license agreement, we are obligated to pay Radboud net-sales-related royalties which shall be determined on a product-by-product and country-by-country basis.  If we are required to pay any third party royalties, we may deduct that amount from that which is owed to Radboud. Radboud shall provide human resources, materials, facilities and equipment that are necessary for pre-clinical and clinical trials and if we do not purchase such trial facilities from Radboud, we are required to pay an increased net-sales-related royalty. In our sole discretion, we may elect to convert our obligation to pay net-sales-related royalties into one of the two lump-sum royalty options depending on whether we elect to convert prior to or after regulatory approval has been filed.

ProQR may sublicense our rights to any third-party provided such sub-license includes the same obligations on the sub-licensee as are on us and we promptly furnish Radboud with a copy of the executed sublicensing agreements.

The license agreement will remain in effect until the date on which all patent applications and all granted patents ensuing from such applications have expired or is terminated earlier in accordance with the agreement. Either party may terminate the agreement if the other party is in default of a material obligation under the agreement which has not been cured within 30 days of notice of such default.  Either party may also terminate the agreement if the other party declares bankruptcy, dissolves, liquidates or the like.  Radboud may also terminate the agreement if we do not pay any amount owed under the agreement and such payment remains overdue for at least 30 days after receiving notice from Radboud of the amount due.

In June 2015, we entered into another license agreement with Radboud University Medical Center, or Radboud.  Under the terms of this license agreement, we have an exclusive, world-wide royalty-bearing license under certain Radboud patent rights to develop, make, have made, use, sell offer for sale and import of certain licensed products of Radboud for use in all prophylactic and therapeutic uses in the field of Usher syndrome.  Pursuant to the terms of the license agreement, we are obligated to pay Radboud net-sales-related royalties which shall be determined on a product-by-product and country-by-country basis.  If we are required to pay any third party royalties, we may deduct that amount from that which is owed to Radboud. Radboud shall provide human resources, materials, facilities and equipment that are necessary for pre-clinical and clinical trials and if we do not purchase such trial facilities from Radboud, we are required to pay an increased net-sales-related royalty. In our sole discretion, we may elect to convert our obligation to pay net-sales-related royalties into one of the two lump-sum royalty options depending on whether we elect to convert prior to or after regulatory approval has been filed.

ProQR may sublicense our rights to any third-party provided such sub-license includes the same obligations on the sub-licensee as are on us and we promptly furnish Radboud with a copy of the executed sublicensing agreements.

The license agreement will remain in effect until the date on which all patent applications and all granted patents ensuing from such applications have expired or is terminated earlier in accordance with the agreement. Either party may terminate the agreement if the other party is in default of a material obligation under the agreement which has not been cured within 30 days of notice of such default.  Either party may also terminate the agreement if the other party declares bankruptcy, dissolves, liquidates or the like.  Radboud may also terminate the agreement if we do not pay any amount owed under the agreement and such payment remains overdue for at least 30 days after receiving notice from Radboud of the amount due.

License Agreement with Inserm Transfert SA

In January 2017, we entered into a license agreement with Inserm Transfert SA and Assistance-Publique-Hôpiteaux de Paris. Under the terms of the agreement, we have world-wide, exclusive, royalty-bearing license under patent rights belonging to Inserm Transfert SA and other co-owners to develop, have developed, make, have made, use, have used and sell, have sold or otherwise distribute certain licensed products related to antisense oligonucleotides for treating LCA and method of treatment claims relating to modulation of the splicing of the CEP290 gene product.

We have the right to grant sublicenses to third parties subject to certain limitations such as the sublicensee’s activities do not conflict with the public order or ethical obligations of Inserm Transfert SA or any co-owner and do not tarnish the image of Inserm Transfert SA or any co-owner.

In partial consideration of the rights and licenses granted by the license agreement, we are required to make payments upon the completion of certain milestones: completion of a clinical trial more advanced than First in Man, such as a phase IIb; and the first marketing authorization or any foreign equivalent for a first product.  In further consideration of the rights and license granted under the agreement, we shall pay to Inserm Transfert SA a running royalty on net sales of products sold by us or our sublicensee.

Unless terminated earlier pursuant to termination provisions of Agreement, the license agreement will remain in effect on a country-by-country basis, until the later to occur of the following events (i) the invalidation or expiration of the last to expire or to be invalidated patent rights which covers the manufacture, use or sale of the product in said country or until the expiration of the exclusive commercialization right granted by a regulatory agency to a product as an orphan drug or (ii) five years after the first commercial sale of a product in the country in which the product is sold.  The agreement may be terminated by either party in the event of an uncured breach by the non-breaching party.  Inserm Transfert SA may terminate the agreement if we become the subject of voluntary or involuntary winding-up proceedings or judicial recovery, if we or our sublicensees interrupt development activities for at least one year, if we or our sublicensees interrupt commercialization for more than twelve months after the first commercialization in a country, if we do not commercialize a product within two years following our obtaining of marketing approval in a country, or if we or our sublicensees do not put a product into commercial use and do not keep products reasonably available to the public within twelve years of the effective date of the agreement.

Other License Agreements

On January 18, 2016, ProQR Therapeutics entered into an agreement with Leiden University Medical Center (LUMC) which gives the Company a world-wide, exclusive, royalty-bearing license in the field of amyloid beta related diseases, notably Alzheimer’s disease and HCHWA-D, under certain patent rights of LUMC regarding antisense oligonucleotide based therapies. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to its CNS program. On September 12, 2017, we spun out this program into Amylon Therapeutics B.V., in which we maintain a majority ownership.

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

Manufacturing and Supply

We do not currently own or operate manufacturing facilities for the production of pre-clinical, clinical or commercial quantities of any of our product candidates. We currently contract with drug product formulation manufacturers for the production of eluforsen solution for nebulization, QR-110 solution for intravitreal injection, QR-421a solution for intravitreal injection, and QR-313 drug product, and we expect to continue to do so to meet the pre-clinical and planned clinical requirements of our product candidates.

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

Competition

The pharmaceutical industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large pharmaceutical, biotechnology, specialty pharmaceutical, and generic drug companies, academic institutions, government agencies and research institutions. Key competitive factors affecting the commercial success of our product candidates are likely to be efficacy, safety and tolerability profile, delivery, reliability, convenience of dosing, patient recruitment for clinical studies, price and reimbursement. Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA, EMA and other regulatory approvals of products and the commercialization of those products. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a small number of our competitors. Accordingly, our competitors may be more successful than we may be in obtaining FDA or EMA approval for therapies and achieving widespread market acceptance. Our competitors’ products may be more effective, or more effectively marketed and sold, than any product candidate we may commercialize and may render our therapies obsolete or non-competitive before we can recover development and commercialization expenses.

Our competitors are working on similar technologies in the field of RNA modulation and RNA editing, but also in the field of gene editing and gene therapy as well as other types of therapies, such as small molecules, protein replacement or antibodies. The industry targeting hereditary ophthalmology indications is driven by gene therapy (Spark Therapeutics, AGTC, Sanofi, Oxford Biomedica), gene editing (Editas Medicine; ciberer), and other approaches, including retinal implants, cell therapies, optogenetics and prevention of photoreceptor degeneration.

In the field of DEB, a number of companies are seeking to identify and develop drugs. There are four general clusters of potential disease modifying treatments for RDEB: autologous gene therapies (Abeona, Fibrocell, King’s College, Krystal Biotech and Holostem Terapie Avanzate), allogeneic cell therapies (Allogeneic Cell Therapies, University of Minnesota and King’s College), RNA modulation therapies (University of Southern California) and protein replacement therapies (Phoenix Tissue Repair). In regards to palliative treatments, the therapies that are currently under development are symptomatic and focus on reducing a secondary EB manifestation (Amicus, Amryt, and Tarix Orphan).

In the field of cystic fibrosis, a number of companies are seeking to identify and develop drug candidates for the treatment of CF, including Vertex, Galapagos/AbbVie, Proteostasis, Corbus, Spyryx Biosciences, Flatley Discovery Labs and various other companies. Of these, Vertex’s Kalydeco and Orkambi are the only drugs approved to treat an underlying cause of CF, rather than the symptoms. Vertex’s success in developing and commercializing Kalydeco and Orkambi could increase the resources that our competitors allocate to the development of these potential treatments for CF. Other drugs that have been approved for CF patients are palliative treatments that manage the symptoms of the disease, such as Novartis’ TOBI and Gilead’s Cayston, which are used to suppress chronic lung infections, and Roche’s Pulmozyme, which is an inhaled therapy used to thin mucus.

Our competitors may also obtain FDA, EMA or other regulatory approval for their products more rapidly than we may obtain approval for ours. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. See “Risk Factors - Risks Related to our Business and Strategy”. We face competition from entities that have developed or may develop product candidates for our target disease indications. If these companies develop technologies or product candidates more rapidly than we do or their technologies, including delivery technologies, are more effective, our ability to develop and successfully commercialize product candidates may be adversely affected and elsewhere in this annual report for more information regarding competitors and competitive products.

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

U.S. Drug Development Process

The process of obtaining regulatory approvals and compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of pre-clinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices, or GLP, regulations;
•	manufacture of the medicinal product in accordance with Good Manufacturing Practice, or GMP, regulations;
•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;
•	performance of adequate and well-controlled human clinical trials according to GCP to establish the safety and efficacy of the proposed drug for its intended use;
•	preparation and submission to the FDA of an NDA;
•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP;
•	satisfactory completion of an FDA audit of clinical trial sites to assess compliance with GCP; and
•	review and approval by the FDA of the NDA.

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

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. These regulations include the requirement that all research subjects provide informed consent in writing before their participation in any clinical trial. Further, an IRB must review and approve the plan for any clinical trial before it commences at any institution, and the IRB must conduct continuing review and reauthorize the trial at least annually. An IRB considers, among other things, whether the risks to individuals participating in the clinical trial are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the clinical trial and the consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

Each new clinical protocol and any amendments to the protocol must be submitted for FDA review, and to the IRBs for approval. Protocols detail, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, the parameters to assess efficacy and the parameters to be used to monitor subject safety.

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

•

Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population. These clinical trials are intended to establish the overall risk/benefit relationship of the product and provide an adequate basis for product labeling.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator's brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product drug. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

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

If a product receives regulatory approval, the approval may be significantly limited to specific patients and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post-approval studies, including Phase 4 clinical trials, to further assess a drug’s safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may require a Risk Evaluation and Mitigation Strategy, or REMS, program as a condition of approval, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

Regulation of Combination Products in the United States

Certain products may be comprised of components that are regulated under separate authorities and by different centers at the FDA. These products are known as combination products. A combination product is comprised of a combination of a drug and a device; a biological product and a device; a drug and a biological product; or a drug, a device, and a biological product. Under regulations issued by the FDA, a combination product may be:

•

a product comprised of two or more regulated components i.e., drug/device, biologic/device, drug/biologic, or drug/device/biologic, that are physically, chemically, or otherwise combined or mixed and produced as a single entity;

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

Fast Track Designation and Accelerated Approval

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition for which there is an unmet medical need and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug may request the FDA to designate the drug as a Fast Track product concurrently with, or at any time after, submission of an IND, and the FDA must determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request. In addition to other benefits, such as the ability to engage in more frequent interactions with the FDA, the FDA may initiate review of sections of a Fast Track drug’s NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of each portion of the NDA and the applicant pays applicable user fees. However, the FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

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

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations, guidance, and policies are often revised or reinterpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether further legislative or FDA regulation or policy changes will be enacted or implemented and what the impact of such changes, if any, may be.

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

Third-party payors are increasingly challenging the price and examining the medical need and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical need and cost-effectiveness of any products, in addition to the costs required to obtain regulatory approvals. Our product candidates may not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

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

Some of the provisions of the Affordable Care Act have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, that while not a law, is widely viewed as the first step toward the passage of legislation that would repeal certain aspects of the Affordable Care Act. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the Affordable Care Act to waive, defer, grant exemptions from, or delay the implementation of any provision of the Affordable Care Act that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. In December 2017, President Trump signed into law the Tax Cuts and Jobs Act of 2017, which includes a repeal of the individual mandate under the Affordable Care Act. Additionally, in October 2017, President Trump signed an Executive Order directing federal agencies to review regulations applicable to association health plans and short-term health insurance, and announced that the administration would halt federal subsidies to insurance plans under the Affordable Care Act. It is possible that other repeal and replacement initiatives, if enacted into law, could ultimately result in fewer individuals having health insurance coverage and/or in individuals having insurance coverage that provides less generous benefits. Thus, the full impact of the Affordable Care Act, any law replacing elements of it, or the political uncertainty surrounding its repeal or replacement on our business remains unclear. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

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

Clinical trials

As is the case in the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls. The Clinical Trials Directive 2001/20/EC, as amended, (and which will be replaced from 2019 or later by Regulation (EU) No 536/2014) provides a system for the approval of clinical trials in the European Union via implementation through national legislation of the Member States. Under this system, approval of the clinical trial application must be obtained from the competent national authorities of the European Union Member States in which the clinical trial is to be conducted. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion. The clinical trial application, which must be supported by an investigational medicinal product dossier with supporting information prescribed by the Clinical Trials Directive and corresponding national laws of the Member States and further detailed in applicable guidance documents. The sponsor of a clinical trial, or its legal representative, must be based in the European Economic Area. European regulators and ethics committees also require the submission of adverse event reports during a trial and a copy of the final study report.

Marketing approval

Marketing approvals under the European Union regulatory system may be obtained through a centralized or decentralized procedure. The centralized procedure results in the grant of a single marketing authorization that is valid for all—currently 28—European Union Member States.

Pursuant to Regulation (EC) No. 726/2004, as amended, the centralized procedure is mandatory for drugs developed by means of specified biotechnological processes, advanced therapy medicinal products as defined in Regulation (EC) No. 1394/2007, drugs for human use containing a new active substance for which the therapeutic indication is the treatment of specified diseases, including but not limited to acquired immune deficiency syndrome, neurodegenerative disorders, auto-immune diseases and other immune dysfunctions, as well as drugs designated as orphan drugs pursuant to Regulation (EC) No. 141/2000. The CHMP also has the discretion to permit other products to use the centralized procedure if it considers them sufficiently innovative or they contain a new active substance. Given the fact that eluforsen has been granted orphan designation in the EU, it qualifies for the centralized procedure.

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

The CHMP and other committees are also responsible for providing guidance and have published numerous guidelines that may apply to our product candidates. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of drug products and may include, among other things, the pre-

clinical studies required in specific cases; and the manufacturing and control information that should be submitted in a MAA; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain approval for any of our product candidates.

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

Regulation (EC) No. 847/2000 sets out further provisions for implementation of the criteria for designation of a drug as an orphan drug. An application for the designation of a drug as an orphan drug must be submitted at any stage of development of the drug before filing of a marketing authorization application. Orphan drug designations have been granted by the European Commission to eluforsen (EU/3/13/1195), QR-110 (EU/3/16/1641) and QR-313 (EU/3/17/1938).

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

C. Organizational structure

At December 31, 2017, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

•	ProQR Therapeutics Holding B.V. (the Netherlands, 100%);
•	ProQR Therapeutics I B.V. (the Netherlands, 100%);
•	ProQR Therapeutics II B.V. (the Netherlands, 100%);
•	ProQR Therapeutics III B.V. (the Netherlands, 100%);
•	ProQR Therapeutics IV B.V. (the Netherlands, 100%);
•	ProQR Therapeutics VI B.V. (the Netherlands, 100%);
•	ProQR Therapeutics VII B.V. (the Netherlands, 100%);
•	ProQR Therapeutics VIII B.V. (the Netherlands, 100%);
•	ProQR Therapeutics IX B.V. (the Netherlands, 100%);
•	Amylon Therapeutics B.V. (the Netherlands, 80%);
•	ProQR Therapeutics I Inc. (United States, 100%).

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (“ESOP Foundation”) and has full control over this entity.

D. Property, plants and equipment

We lease facilities of approximately 3,950 square meters in total, located at Zernikedreef in Leiden, the Netherlands, where our headquarters and our laboratories are located. The lease for this facility terminates on December 31, 2020, and subject to the provisions of the lease, may be subsequently renewed for subsequent 5 year terms. On October 1, 2015, we entered into an agreement to lease additional space of approximately 455 square meters in the U.S., located at Bryant Street, Palo Alto, CA. This lease was terminated on December 31, 2017. We believe that our existing facilities are adequate to meet current needs and that suitable alternative spaces will be available in the future on commercially reasonable terms.

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

A. Operating results

Overview

To date, we have financed our operations primarily through our initial public and follow-on offerings,  our ATM facility and private placements of equity securities, and to a lesser extent from funding from governmental bodies and patient organizations, including Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation. In 2017, we raised gross proceeds of € 22.9 million from the issuance of 7,597,498 ordinary shares and € 4.3 million from the issue and sale of 976,477 ordinary shares through our ATM facility. At December 31, 2017, we had cash and cash equivalents of € 48,099,000. To date, we have not generated any revenues from royalties or product sales. Based on our current plans, we do not expect to generate royalty or product revenues for the foreseeable future.

We have generated losses since our inception in February 2012. For the years ended December 31, 2017, 2016 and 2015, we incurred net losses of € 43,675,000, € 39,103,000 and € 20,832,000, respectively. At December 31, 2017, we had an accumulated deficit of € 119,370,000. We expect to continue incurring losses for the foreseeable future as we continue our pre-clinical studies of our product candidates, continue clinical development of our product candidates eluforsen, QR-110 and QR-313, advance QR‑421a into clinical development, increase investments in our other research programs, apply for marketing approval of our product candidates and, if approved, build a sales and marketing infrastructure for the commercialization of our product candidates.

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

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2017 that had a material impact on our financial position.

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

These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $ 1.07 billion in annual revenue, have more than $ 700 million in market value of our ordinary shares held by non-affiliates or issue more than $ 1.0 billion of non-convertible debt over a three-year period.

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

Financial Operations Overview

Other Income

Other income is incidental by nature. In August 2014, we entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide us with up to $ 3 million to support the clinical development of eluforsen.

In 2015, the European Commission (EC) through its Horizon 2020 program awarded us and our academic partners a grant of € 6 million to support the clinical development of eluforsen (ProQR: € 4.6 million). Horizon 2020 is one of the largest research and innovation programs in the European Union with nearly € 80 billion in available funding for qualified projects from 2014 to 2020.

Both grants are recognized in other income in the same period in which the related R&D costs are recognized. Both programs have ended at December 31, 2017. We expect to continue generating other income from grants in 2018.

Research and Development Costs

Research and development expense consists principally of:

•	salaries for research and development staff and related expenses, including social security costs and share-based compensation expenses;
•	costs related to our pre-clinical and clinical activities and trials;
•	costs for production of clinical and pre-clinical compounds and drug substances by contract manufacturers, including supporting studies such as stability studies and other analysis of the compounds;
•	fees and other costs paid to contract research organizations, or CROs, in connection with additional pre-clinical testing;
•	costs of related facilities, materials and equipment;
•	costs associated with obtaining and maintaining patents and other intellectual property; and
•	depreciation of tangible fixed assets used to develop our product candidates.

Our research and development expenses primarily relate to the following key programs:

•	QR‑110 for the treatment of LCA

The research and development costs relating to our product candidate, QR‑110, primarily consist of salaries and costs paid to CROs for our pre-clinical, toxicology and clinical studies. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities.

•	QR‑313 for the treatment of EB

The research and development costs relating to our product candidate, QR‑313, primarily consist of salaries, costs for production of the compound for pre-clinical and toxicology studies, costs for production of the compound for clinical testing, and costs paid to CROs for our pre-clinical and toxicology studies. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities.

•	Eluforsen for the treatment of CF

The research and development costs relating to our product candidate, eluforsen, primarily consist of salaries and costs paid to CROs for our pre-clinical, toxicology and clinical studies. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities.

•	Other development programs

Other research and development expenses mainly relate to QR-421a and our innovation unit, which is our internal discovery engine, which has been very active in building a pipeline based upon our toolbox of RNA technologies that we have in-licensed or developed in-house. These expenses primarily consist of salaries, costs for production of the pre-clinical compounds and costs paid to CROs for our pre-clinical studies.

For the years ended December 31, 2017, 2016 and 2015, we incurred expenses of € 31,153,000, € 31,923,000 and € 23,401,000, respectively, on research and development.

Our research and development expense may vary substantially from period to period based on the timing of our research and development activities. Research and development expense is expected to moderately increase as we initiate and continue clinical trials for eluforsen, QR‑110 and QR‑313 and advance QR-421a and any other product candidates in pre-clinical studies. The successful development of our product candidates is highly uncertain. At this time we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress and expense of our research and development activities;
•	clinical trials and early-stage results;
•	the terms and timing of regulatory approvals;
•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
•	the ability to market, commercialize and achieve market acceptance for eluforsen, QR‑110, QR‑313, QR-421a or any other product candidate that we may develop in the future.

Any of these variables with respect to the development of eluforsen, QR‑110, QR‑313, QR-421a or any other product candidate that we may develop could result in a significant change in the costs and timing associated with the development of such product candidate. For example, if the FDA, EMA or other regulatory authority were to require us to conduct pre-clinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs.

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

Since our IPO in September 2014 we have incurred additional costs associated with operating as a public company. These public company-related expenses include costs of additional personnel, additional legal fees, accounting and audit fees, managing directors’ and supervisory directors’ liability insurance premiums and costs related to investor relations. We expect that our general and administrative expense will remain fairly stable in upcoming years.

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

Finance Income

To date, our cash and cash equivalents have been deposited primarily in savings and short-term deposit accounts. Savings and deposit accounts generated  a limited amount of interest income. In 2017,  as we held deposits in US dollars, the depreciation of the U.S. dollar against our functional currency (Euro) had a negative impact on our result.

Income tax

Due to the operating losses incurred since inception the Company has no tax provisions as of December 31, 2017. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have not yet recognized any deferred tax asset related to operating losses. Also, no other transactions have occurred that would lead to a deferred tax position.

Results of Operations

Comparison of the periods ended December 31, 2017, 2016 and 2015

The following table sets forth our results of operations for the periods indicated.

	Year ended December 31,
	2017	2016	2015
	(€ in thousands)

Other income	1,495	1,828	3,235
Research and development costs	(31,153)	(31,923)	(23,401)
General and administrative costs	(10,840)	(9,478)	(6,837)
Operating result	(40,498)	(39,573)	(27,003)
Finance income and expense	(3,175)	470	6,171
Corporate income taxes	(2)	—	—
Net loss (attributable to equity holders of the Company)	(43,675)	(39,103)	(20,832)
Other comprehensive income	151	(16)	1
Total comprehensive loss (attributable to equity holders of the Company)	(43,524)	(39,119)	(20,831)

Other income

For the periods ended December 31, 2017,  2016 and 2015, we had other income of € 1,495,000, € 1,828,000 and € 3,235,000, respectively. These amounts reflect the grant received in August 2014 from CFFT, the Horizon 2020 grant received from the European Commission in May 2015 and income generated by the sublease of our property.

Research and development costs

Research and development costs amounted to € 31,153,000 for the year ended December 31, 2017, in line with € 31,923,000 for the year ended December 31, 2016 and increased from € 23,401,000 for the year ended December 31, 2015. These costs were primarily related to our product candidates,  eluforsen, QR‑110, QR‑313, QR-421a and our innovation unit.  Our research and development expense is highly dependent on the development phases of our product candidates and is expected to stay at the same level, although it may fluctuate significantly from period to period.

The variances in research and development costs between the years ended December 31, 2017,  2016 and 2015 are mainly due to:

•	costs we incurred on clinical trials for eluforsen, particularly in 2015 and 2016, decreasing in 2017 after completion of the clinical studies;
•	costs we incurred on clinical trials for QR-110 and QR-313 in 2017;
•

increased staff costs as a result of increased staff working on (pre-)clinical development of our product candidates and the growth of our innovation unit, particularly in 2016 compared to 2015. The number of full-time equivalent employees working on research and development increased from 72 at December 31, 2015 to 100 at December 31, 2016 and 96 at December 31, 2017;

•

increased costs for externally conducted studies, including various in vivo studies, proof of concept studies and dose ranging and toxicity studies conducted in connection with the development of our product candidates;

•	costs for the production of eluforsen and QR‑110 compounds in 2016 and QR-313 and QR-421a compounds in 2017, including the costs of GMP batches in preparation of our clinical studies;
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

General and administrative costs

General and administrative costs increased to € 10,840,000 for the year ended December 31, 2017 from € 9,478,000 for the year ended December 31, 2016 and € 6,837,000 for the year ended December 31, 2015. The increase was primarily related to:

•

increased staff costs associated with the increase of our general and administrative staff from 27 full-time equivalent employees at December 31, 2015 to 33 full-time equivalent employees at December 31, 2016 and 34 full-time equivalent employees at December 31, 2017;

•

increased office and general costs, including office rent, information technology and communication costs, travel costs and office consumables, as well as costs to improve our internal control environment, particularly in 2016, further increasing in 2017;

•	increased costs for legal support, accounting and other consultancy costs, including costs incurred in preparation of offerings in 2017; and

•	increased share-based compensation, reflecting grants of share options to non-research and development staff made after we adopted our Option Plan in September 2013.

We expect that general and administrative costs will remain fairly stable in upcoming years.

Finance income and expense

We had net finance expenses of € 3,175,000 for the year ended December 31, 2017, as compared to a net finance income of € 470,000 for the year ended December 31, 2016 and € 6,171,000 for the year ended December 31, 2015. The financial income mainly reflects foreign exchange result on cash and cash equivalents denominated in U.S. dollars.

B. Liquidity and capital resources

To date, we have financed our operations through our IPO, follow on offerings, ATM facility, private placements of equity securities, convertible loans and funding from governmental bodies and patient organizations.

Cash Flows

The table below summarizes our statement of cash flows for the years ended December 31, 2017,  2016 and 2015.

	Year ended December 31,
	2017	2016	2015
	(€ in thousands)

Net cash used in operating activities	(34,951)	(34,221)	(24,232)
Net cash used in investing activities	(121)	(2,539)	(1,324)
Net cash generated by financing activities	26,640	357	1,620
Net increase/(decrease) in cash and cash equivalents	(8,432)	(36,403)	(23,936)
Currency effect cash and cash equivalents	(2,669)	738	6,065
Cash and cash equivalents at the beginning of the period	59,200	94,865	112,736
Cash and cash equivalents at the end of the period	48,099	59,200	94,865

Net cash used in operating activities increased from € 24,232,000 in the year ended December 31, 2015 to € 34,221,000 in the year ended December 31, 2016 and € 34,951,000 in the year ended December 31, 2017. These increases  were primarily due to the increased net loss from operating activities, adjusted for (non-cash) finance income and share-based payment expenses, partially offset by changes in working capital.

Net cash used in investing activities increased from € 1,324,000 in the year ended December 31, 2015 to € 2,539,000 in the year ended December 31, 2016. This increase was primarily due to our investments in laboratory equipment, office equipment and leasehold improvements in support of our growing operations. Subsequently, limited investments were needed in 2017, resulting in net cash used in investing activities of € 121,000.

Net cash generated by financing activities decreased from € 1,620,000 in the year ended December 31, 2015 to € 357,000 in the year ended December 31, 2016, increasing to € 26,640,000 in the year ended December 31, 2017.  In 2015 and 2016, cash generated by financing activities primarily included loans from a governmental body, totaling € 1,640,000 and € 370,000 respectively. In 2017, we raised gross proceeds of approximately € 22.9 million from the issuance of 7,597,498 ordinary shares and € 4.3 million from the issue and sale of 976,477 ordinary shares through our ATM facility.

Cash and Funding Sources

The table below summarizes our main sources of financing for the years ended December 31, 2017,  2016 and 2015.

	Equity	Convertible	Government
	Capital	Loans	Borrowing	Total
	(€ in thousands)

Year ended December 31, 2015	—	—	1,640	1,640
Year ended December 31, 2016	—	—	370	370
Year ended December 31, 2017	25,685	650	301	26,636
Total	25,685	650	2,311	28,646

Our sources of financing in 2017 were our offering in July providing net proceeds of € 4,864,000, our offerings in November providing net proceeds of € 16,683,000 and the sale of shares through our ATM facility providing net proceeds of € 4,138,000. Our source of financing in 2016 was funding from a governmental body amounting to € 370,000. Our source of financing in 2015 was funding from a governmental body amounting to € 1,640,000.

In October 2015, we filed a shelf registration statement on Form S‑3, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 200,000,000 of its ordinary shares, warrants and/or units; and (b) as part of the $ 200,000,000, the offering, issuance and sale by us of up to a maximum aggregate offering price of $ 60,000,000 of its ordinary shares that may be issued and sold under a sales agreement in one or more at-the-market offerings. At December 31, 2017,  976,477 shares had been sold pursuant to its current at-the-market offering program.

In March 2018, we entered into a convertible loan (the “Loan”), pursuant to which we borrowed an aggregate of €260,000 from the lender. The loan bears interest at a rate of 3% per annum. The outstanding principal and interest under the Loan is convertible into our ordinary shares upon the first to occur of the following events, at the election of the lender for (i) or (ii): (i) our public announcement of a strategic business partnership aimed at joint development of, or development by the partner of, our Huntington’s disease program, in which case the lender may convert the outstanding Loan amount into our ordinary shares at the then-prevailing trading price less a 25% discount; (ii) our public announcement of our decision to independently develop our Huntington’s disease program in the future, in which case the lender may convert the outstanding Loan amount into our ordinary shares at the then-prevailing trading price; or, (iii) on or around March 30, 2020 at the then-prevailing trading price plus a 25% premium. In no event are we required, nor are we permitted, to issue ordinary shares in an amount that exceeds 0.5% of the total number of ordinary shares outstanding immediately prior to the entry into the Loan. The Loan agreement restricts the lender’s ability to transfer the Loan, and prohibits the lender from entering into or engaging in any hedge, swap, short sale, derivative transaction or other agreement or arrangement that transfers any ownership of, or interests in, the Loan or our ordinary shares issued or issuable upon conversion of the Loan. The Loan and the ordinary shares issuable upon conversion of the Loan were issued in reliance on a private placement exemption from registration under the Securities Act of 1933, as amended.

At December 31, 2017, we had borrowings of € 7,244,000, which consisted of borrowings from a government body (€ 6,582,000) and convertible loans (€ 662,000). Cash is denominated in both U.S. dollars and euros.

For a description of our financial commitments, see below.

Funding Requirements

We expect that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2019. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our present and future funding requirements will depend on many factors, including, among other things:

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

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2017,  2016 and 2015:

	Year ended December 31,
	2017	2016	2015
	(€ in thousands)

Purchases of tangible fixed assets	82	2,433	1,441
Purchases of intangible assets	—	—	28
Total	82	2,433	1,469

To facilitate the growing needs of our company and accommodate the increased staff levels, we moved our offices in March 2015.  In addition, we opened our U.S. office in Palo Alto (CA) and invested in our IT infrastructure.  Mid 2016, our two locations in the Netherlands were combined, facilitating further growth of our company and providing additional lab and office space. These changes led to increasing investments in tangible fixed assets in 2016, funded from existing cash balances. Subsequently, investments in 2017 were limited.

Contractual Obligations and Commitments

The table below analyzes ProQR’s undiscounted liabilities into relevant maturity groupings based on the remaining period at December 31, 2017 until the contractual maturity date:

	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years
	(€ in thousands)
At December 31, 2017
Borrowings	1,960	980	5,981	—
Trade payables and other payables	6,534	—	—	—
Total	8,494	980	5,981	—

Commitments

Rent

Since 2012, the Company is domiciled in Leiden. We are currently a party to lease agreements for laboratory space and offices in the Netherlands.

The lease expenditure charged to the income statement for operating leases in 2017 amounts to € 2,103,000 (2016: € 1,849,000, 2015: € 703,000). The total commitment as at December 31, 2017 amount to € 4,919,000 (2016: € 7,283,000, 2015: € 9,150,000).

Patent license agreements

The Company and the General Hospital Corporation (MGH) have entered into a Patent License Agreement pursuant to which we may have certain royalty obligations based on the development or commercialization of eluforsen, as well as the obligation to pay MGH up to $ 700,000 in milestone payments upon the achievement of certain development and regulatory milestones.

The Company and the Radboud University Medical Center have entered into a Patent License Agreement under which we were granted a world-wide exclusive license pursuant to which we may have certain royalty obligations in relation to our product candidate QR‑110 for Leber’s congenital amaurosis.

The Company and the Radboud University Medical Center have entered into a Patent License Agreement under which we were granted a world-wide exclusive license pursuant to which we may have certain royalty obligations in relation to Type II Usher Syndrome.

The Company and the Leiden University Medical Centre have entered into a Patent License Agreement under which we were granted a world-wide exclusive license pursuant to which we may have certain royalty obligations in relation to several CNS diseases.

The Company and Inserm Transfert SA and Assistance-Publique-Hôpiteaux de Paris have entered into a Patent License Agreement under which we were granted a world-wide exclusive license pursuant to which we may have certain royalty obligations in relation to our product candidate QR 110 for Leber’s congenital amaurosis.

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

Refer to Item 4.B: “Business Overview” for more details on patent license agreements.

Clinical support agreements

In August 2014, we entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide the Company with up to $ 3 million to support the clinical development of eluforsen.

Pursuant to the terms of the agreement, we are obligated to make a one-time milestone payment to CFFT of up to approximately $ 16 million, payable in three equal annual installments following the first commercial sale of eluforsen, the first of which is due within 90 days following the first commercial sale. We are also obligated to make a one-time milestone payment to CFFT of up to $ 3 million if net sales of eluforsen exceed $ 500 million in a calendar year. Lastly, we are obligated to make a payment to CFFT of up to approximately $ 6 million if we transfer, sell or license eluforsen other than for certain clinical or development purposes, or if we enter into a change of control transaction prior to commercialization.  However, the payment in the previous sentence may be set-off against the $ 16 million milestone payment. Either CFFT or we may terminate the agreement for cause, which includes our material failure to achieve certain commercialization and development milestones. Our payment obligations survive the termination of the agreement.

On February 9, 2018, we entered into an agreement with Foundation Fighting Blindness, or FFB, under which FFB will provide funding of $7.5 million to advance QR-421a into the clinic and will receive future milestones.

Pursuant to the terms of the agreement, we are obligated to make a one-time milestone payment to FFB of up to $ 37.5 million, payable in four equal annual installments following the first commercial sale of QR-421a, the first of which is due within 60 days following the first commercial sale. We are also obligated to make a payment to FFB of up to $ 15 million if it transfers, sells or licenses QR-421a other than for certain clinical or development purposes, or if we enter into a change of control transaction. However, the payment in the previous sentence may be set-off against the $ 37.5 million milestone payment. Either FFB or we may terminate the agreement for cause, which includes our material failure to achieve certain commercialization and development milestones. Our payment obligations survive the termination of the agreement.

Research and development commitments

The Company has committed itself to a number of obligations amounting to € 7,704,000 at December 31, 2017 (2016: € 8,856,000). Of these obligations an amount of € 6,094,000 is due in 2018, the remainder is due in 1 to 5 years.

Our commitments are set out in more detail in note 21 and 22 to the financial statements as included elsewhere in this annual report.

C. Research and development, patents and licenses, etc.

See Item 4.B: “Business Overview” and Item 5: “Operating and Financial Review and Prospects”.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on the Company’s net revenues, income, profitability, liquidity or capital resources, or that caused the reported financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see Item 5.A: “Operating results”.

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

Our supervisory board is currently composed of the following members, all of whom are independent under applicable NASDAQ standards and all of whom, with the exception of Mr. Dinko Valerio and Mr. Antoine Papiernik are independent under the Dutch Corporate Governance Code (DCGC):

Name	Date of Birth	Position	Member Since	Term expires
Dinko Valerio	August 3, 1956	Member of the Supervisory Board (Chairman)	January 1, 2014	2020
Alison Lawton	September 26, 1961	Member of the Supervisory Board	September 17, 2014	2018
Antoine Papiernik	July 21, 1966	Member of the Supervisory Board	January 1, 2014	2021
James Shannon	June 5, 1956	Member of the Supervisory Board	June 21, 2016	2020
Paul Baart	November 9, 1950	Member of the Supervisory Board	June 10, 2015	2019

The following sets forth biographical information regarding our Supervisory Board members. There are no family relationships among the members of our Supervisory Board, Management Board or Executive Officers.

Dinko Valerio is one of our founders and currently serves as the chairman of our supervisory board. Mr. Valerio has served on our supervisory board since January 2014 and is also member of the Supervisory Board of Amylon Therapeutics B.V. Mr. Valerio is a scientist and an experienced biotech entrepreneur with experience in both public and private companies as CEO and board member. Mr. Valerio is founder and former CEO of Crucell N.V., a Dutch biotech company, and founder and general partner of Aescap Venture, a life sciences venture capital firm. In 1999, Mr. Valerio was one of the founders of Galapagos Genomics N.V., a spinout from Crucell N.V. which develops novel mode of action medicines. Adding to his corporate experience, Mr. Valerio is a professor in the field of gene therapy of the hematopoietic system at the University of Leiden. He received his Master of Science degree in Biology from the University of Amsterdam in 1982 and completed his Ph.D. in Molecular Genetics with Honors at the University of Leiden in 1986. Mr. Valerio also was a visiting scientific specialist at Genentech Inc., San Francisco in 1985 and a postdoctoral fellow at the Salk Institute, San Diego from 1986 to 1987. He is an author on more than 100 articles in peer-reviewed journals and an inventor on 11 patent-families.

Alison Lawton has served on our supervisory board since September 2014. Ms. Lawton is currently President and Chief Operating Officer of Kaleido Biosciences Inc. From January 2014 to December 2017, Ms Lawton served as the Chief

Operating officer of Aura Biosciences Inc. and from January 2013 to January 2014, Ms. Lawton served as Chief Operating Officer of OvaScience, Inc., a public life sciences company. From 1991 to 2013, Ms. Lawton worked at various positions of increasing responsibility at Genzyme Corporation, or Genzyme, and subsequently at Sanofi-Aventis, following its 2011 acquisition of Genzyme, each a global biopharmaceutical company. Ms. Lawton served as head of Genzyme Biosurgery, where she was responsible for Genzyme’s global orthopedics, surgical and cell therapy and regenerative medicine businesses. Prior to that, Ms. Lawton oversaw Global Market Access at Genzyme, which included Regulatory Affairs, Global Health Outcomes and Strategic Pricing, Global Public Policy, and Global Product Safety & Risk Management. Before joining Genzyme, Ms. Lawton worked for seven years in the United Kingdom at Parke-Davis, a pharmaceutical company. Ms. Lawton serves on the board of directors of Verastem, Inc., a public biopharmaceutical company. In 2017 she joined the board of directors of Magenta Therapeutics. She also served on the board of directors of Cubist Pharmaceuticals for three years until its acquisition by Merck &Co., Inc. in 2015 and on the board of directors of CoLucid Pharmaceuticals until its acquisition by Eli Lilly in 2017. She is member of the Corporate Advisory Board of X4 Pharmaceuticals. She is past President and Chair of the Board of Regulatory Affairs Professional Society and past FDA Advisory Committee member for Cell and Gene Therapy Committee. She earned her BSc in Pharmacology, with honors, from King’s College London.

Antoine Papiernik has served on our supervisory board since January 2014. Mr. Papiernik is managing partner at Sofinnova Partners, which he joined in 1997, and was appointed chairman in 2017. Mr. Papiernik has been an initial investor and active board member in public companies like Actelion, Addex, Auris Medical, Orexo, NovusPharma (then sold to CTI), Movetis (then sold to Shire), Mainstay, Pixium and Stentys, which went public respectively on the Zurich Stock Exchange, the NASDAQ Global Market, the Stockholm Stock Exchange, the Milan Nuovo Mercato, the Belgium Stock Exchange, the Dublin Stock Exchange and EuroNext Paris, in Cotherix (initially NASDAQ listed, then sold to Actelion), Core Valve (sold to Medtronic), Fovea (sold to Sanofi Aventis) and Ethical Oncology Science (EOS, sold to ClovisOncology). Mr. Papiernik has also invested in and is a board member of private companies MD Start, ReCor, Shockwave Medical and Reflexion Medical, Gecko Biomedical and Rgenix. Mr. Papiernik has an MBA degree from the Wharton School of Business, University of Pennsylvania.

James Shannon, MD has served on our Supervisory Board since June 2016. Mr. Shannon has had an extensive career in drug development and pharma. From 2012 until his retirement in 2015, Mr. Shannon was Chief Medical Officer at GlaxoSmithKline. Prior to that he was Global Head of Pharma Development at Novartis and Senior Vice-President, Clinical Development at Sterling Winthrop Pharmaceuticals. He held board positions at companies including Biotie, Circassia, Crucell, Endocyte, MannKind and Cerimon Pharmaceuticals. In 2017 he joined the board of directors of Horizon Pharma. He received his undergraduate and postgraduate degrees at Queen's University of Belfast and is a Member of the Royal College of Physicians (UK). Mr. Shannon currently holds board positions at Mannkind Corp (USA), myTomorrows (NL), Horizon Pharma (Ire) and lmmodulon (UK).

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

Daniel de Boer has been our founding Chief Executive Officer since our incorporation in 2012. Mr. de Boer is a passionate and driven entrepreneur and advocate for CF patients, and has assembled an experienced team of successful biotech executives as co-founders and early investors. As a serial entrepreneur in IT, he founded and led a number of tech companies through phases of growth, initiating development and launch of several IT related products in several European countries. Prior to founding ProQR, Mr. de Boer served as a founder and Chief Executive Officer of RNA Systems, founder and Chief Executive Officer of PC Basic, and founder and Chief Executive Officer of Running IT. Mr. de Boer is responsible for the overall strategy and general business in the company.

René Beukema is our Chief Corporate Development Officer and General Counsel. Mr. Beukema joined us in September 2013 and is a seasoned in-house corporate lawyer in the Dutch biotechnology arena. Prior to joining us, Mr. Beukema served as General Counsel and Corporate Secretary of Crucell N.V. for twelve years, following his experience as a Senior Legal Counsel at GE Capital / TIP Europe and Legal Counsel at TNT Express Worldwide. Mr. Beukema was also a venture partner of Aescap Venture, a life sciences venture capital firm. Mr. Beukema is co-founder and advisor of Mytomorrows N.V., a Dutch life sciences company. He holds a post-doctoral degree in corporate law from the University of Nijmegen in co-operation with the Dutch Association of In-house Counsel (Nederlands Genootschap van Bedrijfsjuristen) and a Master’s degree in Dutch law from the University of Amsterdam.

Officers

Our management board is supported by our officers. The following table sets forth information with respect to each of the officers, their respective ages and their positions as of the date of this annual report. The business address of our officers is our registered office address at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

Name	Date of Birth	Position
David Rodman	May 12, 1955	Executive Vice President of Research & Development
Gerard Platenburg	February 24, 1964	Chief Innovation Officer
Smital Shah	April 25, 1976	Chief Financial Officer
Robert Cornelisse	September 20, 1971	Chief People and Organization

David Rodman, M.D. is our Executive Vice President of Research & Development.  Mr. Rodman joined ProQR in 2017 having previously served in leadership roles with Novartis Institutes for Biomedical Research (NIBR), Vertex Pharmaceuticals, miRagen Therapeutics and Nivalis Therapeutics. Prior to moving to industry in 2005, Mr. Rodman had a distinguished academic career, leading the Center for Genetic Lung Diseases at the University of Colorado and directing the Cystic Fibrosis Care, Teaching and Research efforts at the National Jewish Medical and Research Center in Denver, Colorado. During 12 years in industry, Mr. Rodman has had global responsibility for driving innovation in the translation of cutting-edge science into transformational new therapies for rare diseases including CF, pulmonary fibrosis, pulmonary artery hypertension and severe immunologic and inflammatory diseases. At Vertex Pharmaceuticals he directed early- and late-stage CF clinical development programs including Kalydeco®, Orkambi® and VX-661. Mr. Rodman received a BA in Economics from Haverford College in 1976, an MD from the University of Pennsylvania in 1980 and completed training in Internal Medicine, Pulmonary and Critical Care Medicine at the University of

Colorado. He has served as an advisor to the National Institutes of Health, was elected to the American Society for Clinical Investigation and is a Fellow of the American Heart Association.

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

Smital Shah has served as our Chief Financial Officer since October 2014. Ms. Shah has a 12-year track record of management and leadership in biopharmaceutical companies and investment banking, with particular experience in financial strategy and capital markets. Prior to joining us, Ms. Shah was at Gilead Sciences, where she managed their multi-billion dollar debt, cash and investment portfolios. Prior to Gilead, Ms. Shah spent several years in investment banking at Leerink Partners and JP Morgan focused on capital raising and strategic transactions in the biotechnology space. During this time, Smital has helped raise over $1 billion in equity capital and over $7 billion in debt capital for emerging and established biotech companies as well advised on a variety of strategic transactions such as mergers, divestitures, asset sales, dividends, and royalty monetizations. Previously, Ms. Shah held various R&D focused roles at Johnson & Johnson. Ms. Shah has a bachelor’s and master’s degree in Chemical Engineering and an MBA degree from the University of California at Berkeley.

Robert Cornelisse has served as our Chief People and Organization since January 2017.  Mr. Cornelise joined us in May 2014. He is an experienced and driven entrepreneur, a skilled people manager and used to develop and structure young organizations. Prior to joining us, Mr. Cornelisse founded Flinndal, a marketing and sales organization for health products in several European countries, where his role within the company was COO. Prior to Flinndal he invested in several other marketing and sales companies and always contributed to those companies in a role as COO. Mr. Cornelisse is responsible for our organizational structure and the well-being of our people.

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

Compensation of the Supervisory Board

The remuneration of the supervisory board members in 2017 is set out in the table below:

	2017
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total
	(€ in thousands)
Mr. Dinko Valerio	36	—	87	123
Mr. Henri Termeer	28	—	160	188
Mr. Antoine Papiernik	76	—	—	76
Ms. Alison Lawton	31	—	99	130
Mr. Paul Baart	84	—	—	84
Mr. James Shannon	33	—	92	125
	288	—	438	726

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

Compensation of the Management Board

The table below sets out a breakdown of the compensation in 2017 of each current member of the management board:

	2017
	Short term	Post-	Share-
	employee	employment	based
	benefits	benefits	payment	Total
	(€ in thousands)
Mr. D.A. de Boer	570	8	622	1,200
Mr. R.K. Beukema	411	15	261	687
	981	23	883	1,887

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

Audit Committee

Our audit committee consists of Paul Baart (chairman), Alison Lawton and James Shannon. Each member satisfies the independence requirements of the NASDAQ listing standards and Rule 10A‑3(b)(1) under the Exchange Act and satisfies the criteria for independence set forth in best practice provision 2.1.8 of the DCGC. Paul Baart qualifies as an “audit committee financial expert,” as defined by the SEC in Item 16A: “Audit Committee Financial Expert” and as determined by our supervisory board. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of James Shannon (chairman), Dinko Valerio and Alison Lawton. Each member satisfies the independence requirements of the NASDAQ listing standards as well as the criteria for independence set forth in best practice provision 2.1.8 of the DCGC, with the exception of Mr. Dinko Valerio. The compensation committee assists our supervisory board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our supervisory board members, our management board members and our officers. Members of our management board may not be present at any compensation committee meeting while their compensation is deliberated. Subject to and in accordance with the terms of the compensation policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dinko Valerio (chairman) and Paul Baart. Each member satisfies the independence requirements of the NASDAQ listing standards as well as the criteria for independence set forth in best practice provision 2.1.8 of the DCGC, with the exception of Mr. Dinko Valerio. The nominating and corporate governance committee assists our supervisory board in selecting individuals qualified to become our supervisory board members and management board members and in determining the composition of the management board, supervisory board and its committees and our officers. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As at December 31, 2017, we had a total of 130.2 employees (converted to FTE). Of these employees, 96.2 were engaged in research and development and 34 in general and administrative. For additional details we refer to note 17 to the financial statements. As far as we know, our employees are not represented by a labor union. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share ownership

Refer to Item 7.A: “Major shareholders” in this annual report.

Jkjlkjlkjlkjlkjk Jkjkj ihjhjhjkhjkjkjlkjlkljlkjjhjhkjhkjh

Item 7: Major Shareholders and Related Party Transactions

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at December 31, 2017 by:

•	each of the members of our supervisory board and management board; and
•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned is based on a total of 31,921,865 ordinary shares outstanding as at December 31, 2017. The numbers and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the applicable SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security, or to receive the economic benefit of ownership of the securities. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of December 31, 2017, and such securities are considered outstanding for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o ProQR Therapeutics N.V., Zernikedreef 9, 2333 CK, Leiden, the Netherlands.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	Percentage
5% or Greater Shareholders:
Sofinnova Capital VII FCPR[1]	3,625,925	11.4%
JDG B.V.[2]	2,786,550	8.7%
Jennison Associates LLC[3]	2,653,552	8.3%
Entities affiliated with Invus (Artal International S.C.A.)[4]	1,900,000	6.0%
Belinda Termeer[5]	1,815,576	5.7%
Supervisory Board Members and Management Board Members
Dinko Valerio[6]	1,094,275	3.4%
Antoine Papiernik[7]	3,625,925	11.4%
James Shannon[8]	77,846	0.2%
Alison Lawton[9]	28,197	0.1%
Daniel de Boer[10]	1,337,006	4.2%
René Beukema[11]	534,147	1.7%
Paul Baart	—	—%
All supervisory board members and management board members as a group (7 persons) [12]	6,697,396	21.0%

1

Sofinnova Partners SAS, a French corporation and the management company of Sofinnova Capital VII FCPR, may be deemed to have sole voting and investment power, and the managing partners of Sofinnova Partners SAS, Dennis Lucquin, Antoine Papiernik, Dr. Tordjman and Monique Saulnier, may be deemed to have shared voting and investment power with respect to such shares. The address of Sofinnova Capital VII FCPR is 16‑18 rue du Quatre-Septembre, Paris 75002, France. Based solely on the Schedule 13G/A filed by Sofinnova Capital VII FCPR on February 14, 2018.

2

JDG B.V. was created as a tax planning vehicle and is owned by three holders, Jeroen Voskamp, Daniel de Boer and Gerard Platenburg, in the following proportions, 26.5%, 38.2% and 35.3%, respectively. None of Messrs. Voskamp, de Boer or Platenburg controls the Reporting Person, and each of Messrs. Voskamp, de Boer or Platenburg have the right to direct voting and dispositive decisions solely with respect to their respective contributed shares. Mr. de Boer is a member of our management board. Mr. Platenburg is an executive officer of our company.

3	The registered office of Jennison Associates LLC is 466 Lexington Ave., New York, NY 10017. Based solely on the Schedule 13G/A filed by Jennison Associates LLC on February 6, 2018.
4

The registered office of the entities affiliated with Invus (Artal International S.C.A.) is 750 Lexington Ave., 30th Floor, New York, NY 10022. Based solely on the Schedule 13G filed by Invus Public Equities, L.P. on February 9, 2018.

5	Consists of 1,730,714 ordinary shares and options to acquire 84,862 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2017.
6

Consists of 588,457 ordinary shares and options to acquire 50,855 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2017. Also includes 454,963 shares held by the Valerio family foundation, Stichting Administratiekantoor Endavit, for which Mr. Valerio is the managing director. The address of Stichting Administratiekantoor Endavit is Vlielandstraat 5, 1181 HZ, Amstelveen, the Netherlands.

7

Consists of 3,625,925 ordinary shares held by Sofinnova Capital VII FCPR. Antoine Papiernik may be deemed to have shared voting and investment power with respect to such shares as a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR.

8	Consists of 61,538 ordinary shares and options to acquire 16,308 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2017.
9	Consists of options to acquire 28,197 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2017.
10

Consists of options to acquire 184,713 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2017, and 1,152,293 ordinary shares held by JDG B.V., which share is owned and controlled by Daniel de Boer, our chief executive officer.

11	Consists of 346,239 ordinary shares and options to acquire 187,908 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2017.
12	Consists of 5,376,376 ordinary shares and options to acquire 467,981 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2017.

Holdings by U.S. Shareholders

As at December 31, 2017, approximately 92.9% of our ordinary shares were held by 2 record holders in the United States, which excludes shareholders whose shares were held in nominee or street name by brokers.

B. Related party transactions

Since January 1, 2017, there have been no material transactions that are unusual in their nature or conditions with any of our related parties, except for transactions as set out in note 23 to the financial statements as included elsewhere in this report.

Registration Rights Agreement

We have entered into a registration rights agreement with certain of our existing shareholders pursuant to which we will grant them customary registration rights for the resale of their ordinary shares, as summarized below.

Demand registration rights. Certain of our shareholders that are party to the Registration Rights Agreement, dated as of September 17, 2014, among us and the other parties thereto (the “RRA Shareholders”) are entitled to request that we effect up to an aggregate of two demand registrations under the Registration Rights Agreement, and no more than two demand registrations within any twelve-month period, covering the RRA Shareholders’ ordinary shares (“registrable securities”) that total at least one-third of the outstanding registrable securities and which have an anticipated aggregate net offering price of at least $10 million. In addition, when we are eligible to use Form F‑3, RRA Shareholders holding an aggregate of at least 30% of the registrable securities and which have an anticipated aggregate net offering price of at least $ 5 million have the right to request that we file a registration statement on Form F‑3. These demand registration rights are subject to certain customary conditions and limitations, including customary underwriter cutback rights and deferral rights.

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

Item 8: Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated financial statements

Consolidated financial statements are filed as part of this annual report, starting page F‑1.

Legal proceedings

From time to time we could be involved in legal proceedings that arise in the ordinary course of business. As at December 31, 2017, we believe no proceedings exists of which the outcome, if determined adversely, will have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and employees. No assurance can be given that future litigation will not have a material adverse effect on our financial position. Refer to Item 3.D: “Risk factors.”

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

Item 9: The Offer and Listing

A. Offering and listing details

See “Item 9.C The Offer and Listing - Markets.”

B. Plan of distribution

Not applicable.

C. Markets

The following table sets forth the high and low sales prices as reported by NASDAQ for each year, quarter and the most recent six months:

	High	Low
	(in $)
Annual highs and lows
Year ended December 31, 2014 (from September 18, 2014)	23.02	11.00
Year ended December 31, 2015	27.60	6.95
Year ended December 31, 2016	8.96	3.48
Year ended December 31, 2017	6.90	2.75
Quarterly highs and lows
First quarter 2016	8.96	3.48
Second quarter 2016	6.76	3.55
Third quarter 2016	7.93	4.56
Fourth quarter 2016	8.70	3.95
First quarter 2017	5.20	3.65
Second quarter 2017	5.45	4.60
Third quarter 2017	6.90	4.30
Fourth quarter 2017	4.97	2.75
Monthly highs and lows
September 30, 2017	6.90	4.60
October 31, 2017	4.97	3.75
November 30, 2017	4.00	2.90
December 31, 2017	3.35	2.75
January 31, 2018	3.80	2.95
February 28, 2018	3.55	2.80

Since September 18, 2014, our ordinary shares have been listed on the NASDAQ Global Market under ticker symbol PRQR. On March 9, 2018, the closing price per share reported on the NASDAQ Global Market was $ 3.40.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10: Additional Information

A. Share capital

Not applicable.

B. Memorandum and articles of association

General

We were incorporated on February 21, 2012 as a private company with limited liability (‘besloten vennootschap met beperkte aansprakelijkheid’) under Dutch law. In connection with our initial public offering in 2014, our shareholders resolved to amend our articles of association and to convert into a public company with limited liability by means of a Deed of Amendment and Conversion, pursuant to which, we converted to a public company with limited liability (‘naamloze vennootschap’) under the laws of the Netherlands. In connection with this conversion, our legal name changed from ProQR Therapeutics B.V. to ProQR Therapeutics N.V. Recently, on 22 June 2016 the articles of association were amended to (i) add certain places where general meeting of shareholders may be held and (ii) amend the term ‘annual report’ to ‘report of the Management Board’ to comply with the Implementation Act Annual Accounts Directive (‘Uitvoeringswet richtlijn jaarrekening’) (Bulletin of Acts and Decrees (‘Staatsblad’) 2015, 349), pursuant to which act this term has been amended accordingly.

Our company is registered with the Dutch Trade Register of the Chamber of Commerce (‘handelsregister van de Kamer van Koophandel en Fabrieken’) in Leiden, the Netherlands under number 54600790. Our corporate seat is in Leiden, the Netherlands, and our registered office is at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

At December 31, 2017, our authorized share capital is € 3,000,000, divided into 37,500,000 ordinary shares and 37,500,000 preferred shares, each with a nominal value of € 0.04. In February 2018, our shareholders approved an amendment of our articles of association to increase the authorized share capital to € 7,200,000, divided into 90,000,000 ordinary shares and 90,000,000 preferred shares. Aforesaid increase is effected on February 27, 2018. Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our articles of association.

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

On May 10, 2017, our general meeting of shareholders adopted a resolution pursuant to which our management board will be irrevocably authorized to, following approval of our supervisory board, issue ordinary shares for general purposes and/or for mergers, demergers, acquisitions and other strategic transactions and alliances or a combination thereof of up to 30% of the Company's issued share capital plus for issuance under stock option plans of up to 15% of the Company's issued share capital minus any treasury shares for a period of five years from the date of the resolution.

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

On May 10, 2017, our general meeting of shareholders adopted a resolution pursuant to which the aforesaid authorizations to issue shares and to limit and exclude preemptive rights was renewed. In this renewed authorization the Management Board was delegated the authority to resolve, subject to approval of the Supervisory Board, to, in accordance with applicable laws and NASDAQ listing rules: (a) issue of ordinary shares for general purposes and/or for mergers, demergers, acquisitions and other strategic transactions and alliances (or a combination thereof) up to 30% of the Company's issued share capital, plus for issuance under stock option plans up to 15% of the Company's issued share capital (minus any treasury shares), for a period of 5 years from the date of the resolution of the general meeting of shareholders; (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, for a period of 5 years from the date of the resolution of the general meeting of shareholders, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant. The words “issued share capital” means the Company’s issued share capital from time to time. For the avoidance of doubt, in the context of the 30% authorization for general purposes and/or for mergers, demergers, acquisitions and other strategic transactions and alliances (or a combination thereof) the issued share capital includes treasury shares, if any.

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

On May 10, 2017, our general meeting of shareholders adopted a resolution pursuant to which our management board will be authorized to acquire up to 10 % of our issued share capital plus, in case of a material reorganization of the capital structure of the Company an additional 10%,on NASDAQ or by other means for an 18 month period from the date of such resolution for a price per share not exceeding 110% of the market price of the ordinary shares on NASDAQ (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition).

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

___________________________

1 Qualifying foreign subsidiaries are entities established in Aruba, Curacao, St. Maarten, the BES islands or in a state which has concluded a double tax treaty with the Netherlands.

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

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder’s net investment asset base (in Dutch: ‘rendementsgrondslag’). Irrespective of the actual income and capital gains realized, the annual taxable benefit of all the assets and allowable liabilities of a Dutch Resident Individual holder of ordinary shares who is taxed under this regime is set at a deemed return based on the fair market value of the assets reduced by the allowable liabilities on January 1 of each year. Depending on the aggregate amount of the fair market value of the assets reduced by the liabilities, the deemed return ranges from 2.87% up to 5.39% (2017). This deemed return is subject to income tax at a flat rate of 30%. Taxation only occurs if and to the extent the fair market value of the assets reduced by the liabilities exceeds a threshold (heffingvrij vermogen) of EUR 25,000 (or EUR 50,000 in case of a fiscal partnership). The deemed return will be adjusted annually.

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

(i)

such holder is neither a resident nor deemed to be resident in the Netherlands for Dutch tax purposes and, if such holder is an individual, such holder does not qualify for the application of the rules of the Dutch Income Tax Act 2001 as they apply to residents of the Netherlands;

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

A U.S. holder generally may claim the amount of Dutch income withholding tax withheld as either a deduction from gross income or a credit against U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on a case-by-case basis. Generally, the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s taxable income from sources outside the United States bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. The amount of a distribution with respect to the ordinary shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Dutch income tax purposes, potentially resulting in a reduced foreign tax credit for the U.S. holder. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

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

Based on the average value of our gross assets, we believe that we were not a PFIC during the 2017 taxable year. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate.

If we are a PFIC, and you are a U.S. holder, then unless you make a mark-to-market election (described below), a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. (In determining the average annual distribution, the portion of any excess distribution from a prior year that was allocated to the prior-year PFIC period is disregarded.) Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

A U.S. holder may elect mark-to-market treatment, which may alleviate some of the adverse consequences of PFIC status. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. holder makes the election, the U.S. holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principle purposes the meeting of the trading requirement as disregarded). The NASDAQ Global Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded on that market, the mark-to-market election will be available to a U.S. holder. U.S. Holders should consult their tax advisors to determine whether the mark-to-market election would be available and if so, what the consequences of making that election would be in their particular circumstances.

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

Backup Withholding and Information Reporting

U.S. holders generally will be subject to information reporting requirements with respect to dividends on ordinary shares and on the proceeds from the sale, exchange or disposition of ordinary shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W‑9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

We are subject to certain reporting requirements of the Exchange Act. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file reports and Financial Statements with the Commission as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. However, we are required to file with the Commission, within four months after the end of each fiscal year, an Annual Report on Form 20‑F containing Financial Statements audited by an independent accounting firm. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the Commission under cover of a Form 6‑K.

It is possible to read and copy documents referred to in the 2015 Form 20‑F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1‑800‑SEC‑0330 for further information on the public reference rooms and their copy charges. ProQR SEC filings are also publicly available through the SEC’s website at www.sec.gov.

I. Subsidiary information

Not applicable.

Item 11: Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets.

Our cash management policy is focused on optimizing the net interest result of funds invested in deposits while accepting limited risk (minimum ratings of P-1 or A2 for short-term and long-term, respectively by Moody’s and A-1 or A for short-term and long-term, respectively, by Standard and Poor’s). Individual commitments exceeding a defined threshold in foreign currencies may be hedged against our functional currency, the euro, to avoid foreign currency exposure affecting the income statement in comparison to budget.

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

At December 31, 2017 there was a net liability in U.S. Dollars of € 2.4 million  (2016: € 2.4 million). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on receivables and trade payables, during the years presented had an immaterial effect on the financial statements.

Our interest rate risk exposure is limited due to the use of loans with fixed rates. At December 31, 2017, we had several loans with a fixed interest rate,  totaling € 7,244,000  (2016: € 5,697,000).

Credit Risk

Credit risk represents the risk of financial loss caused by default of the counterparty. We have no large receivables balances with external parties. Our principal financial assets are cash and cash equivalents which are, in line with our cash policy, placed at banks which meet our defined minimum credit ratings.

Liquidity Risk

Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2019. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

No matters to report.

Item 15: Controls and Procedures

A. Disclosure controls and procedures

Under the supervision and with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) under the Securities Exchange Act of 1934) has been evaluated as of the end of the period covered by the Annual Report (December 31, 2017). The term “disclosure controls and procedures” means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s  rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures.

Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as at December 31, 2017.

B. Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company’s chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2017.

C. Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of the company’s registered public accounting firm because “emerging growth companies” are not subject to the attestation requirements pursuant to the JOBS Act.

D. Changes in internal control over financial reporting

During the year ended December 31, 2017, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A: Audit Committee Financial Expert

Currently, Paul Baart qualifies as an “audit committee financial expert,” as defined by the SEC and as determined by our supervisory board. In addition, he satisfies the independence requirements of the NASDAQ listing standards and Rule 10A‑3(b)(1) under the Exchange Act and the criteria for independence set forth in best practice 2.1.8 of the DCGC.

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

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Historically, we hold treasury shares which relate to ordinary shares that have legally been issued, but that are within our control. On September 25, 2017, we established a Dutch foundation named Stichting Bewaarneming Aandelen ProQR for holding shares in trust for employees, members of the Management Board and members of the Supervisory Board of the Company and its group companies who from time to time will exercise options under the Company’s equity incentive plans. We have issued an aggregate of 3,330,225 ordinary shares to the foundation, with the nominal value of € 0.04 per share paid out of our reserves. Upon exercise of outstanding options, the foundation will transfer the appropriate number of ordinary shares underlying such exercise and the optionee will pay the appropriate exercise price to us as share premium. Our company is the sole director of the foundation, and the foundation is not permitted to receive dividends or to vote on the ordinary shares it will hold from time to time.

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

Item 16H: Mine Safety Disclosure

Not applicable.

Part III

Item 17: Financial Statements

Financial Statements are filed as part of this annual report, starting on page F‑1.

Item 18: Financial Statements

Financial Statements are filed as part of this annual report, starting on page F‑1.

Item 19: Exhibits

Index of Exhibits

Exhibit No.	Description

1.1

Amended Articles of Association of the Registrant effective as of June 22, 2016 (incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-36622) filed on March 31, 2017)

1.2*	Amended Articles of Association of the Registrant effective as of February 19, 2018

2.1

Form of Registration Rights Agreement by and between the Registrant and the shareholders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F‑1 (File No. 333‑198151) filed on September 8, 2014)

4.1#

ProQR Therapeutics B.V. Stock Option Plan and forms of notice of grant thereunder (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F‑1 (File No. 333‑198151) filed on August 14, 2014)

4.2#

ProQR Therapeutics N.V. Stock Option Plan and forms of notice of grant thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F‑1 (File No. 333‑198151) filed on September 8, 2014)

4.3#

Form of Management Services Agreement by and between the Registrant and Daniel Anton de Boer (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F‑1 (File No. 333‑198151) filed on September 8, 2014)

4.4#

Form of Management Services Agreement by and between the Registrant and René Beukema (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F‑1 (File No. 333‑198151) filed on September 8, 2014)

4.5

Form of Call Option Agreement by and between the Registrant and Stichting Continuity ProQR Therapeutics (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F‑1 (File No. 333‑198151) filed on September 16, 2014)

4.6

Sublease of Office Accommodation dated as of September 5, 2013 by and between the Registrant and Pharming Technologies B.V. (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F‑1 (File No. 333‑198151) filed on August 14, 2014)

4.7

Sublease Agreement dated as of April 1, 2013 by and between the Registrant and MicroSafe Laboratories (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F‑1 (File No. 333‑198151) filed on August 14, 2014)

4.8†

Exclusive Patent License Agreement dated as of May 29, 2012 by and between the Registrant and The General Hospital Corporation d/b/a Massachusetts General Hospital (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F‑1 (File No. 333‑198151) filed on September 16, 2014)

4.9†

Agreement dated as of August 1, 2014 by and between the Registrant and Cystic Fibrosis Foundation Therapeutics, Inc. (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F‑1 (File No. 333‑198151) filed on August 14, 2014)

Exhibit No.	Description
4.10#

Form of Indemnification Agreement for the Managing Directors, Supervisory Directors and officers of the Registrant (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F‑1 (File No. 333‑198151) filed on September 8, 2014)

4.11†

License and Clinical Supply Agreement, dated as of October 8, 2014, between the Registrant and PARI Pharma GmbH (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer (File No. 001‑36622) filed on October 9, 2014)

4.12††

Amendment Number 4 to Exclusive Patent License Agreement, dated as of September 28, 2016, by and between the Registrant and The General Hospital Corporation d/b/a Massachusetts General Hospital (incorporated by reference to Exhibit 4.12 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-36622) filed on March 31, 2017)

4.13†††

Lease Agreement for the Registrant’s facility in Zernikedreef in Leiden, the Netherlands (incorporated by reference to Exhibit 4.13 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-36622) filed on March 31, 2017).

4.14††

License Agreement between Radboudumc as Licensor, and ProQR Therapeutics N.V. as Licensee dated as of April 17, 2014 (incorporated by reference to Exhibit 4.14 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-36622) filed on March 31, 2017)

4.15*††	License Agreement between Inserm Transfert SA, Assistance-Publique- Hôpitaux de Paris, and ProQR Therapeutics N.V. as Licensee dated January 17, 2018

4.16*††	Letter Agreement between Foundation For Fighting Blindness Clinical Research Institute and ProQR Therapeutics IV B.V. dated as of February 9, 2018

8.1*	Subsidiaries of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Accountants B.V., Independent Registered Public Accounting Firm

*      Filed herewith

**    The certifications furnished in Exhibit 13.1 hereto are deemed to accompany this Annual Report on Form 20‑F and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Registrant specifically incorporates it by reference.

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

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Leiden, March 30, 2018

PROQR THERAPEUTICS N.V.

By:	/s/ Daniel de Boer
Name:	Daniel de Boer
Title:	Chief Executive Officer

By:	/s/ Smital Shah
Name:	Smital Shah
Title:	Chief Financial Officer

Report of the Independent Registered Public Accounting Firm

To: the Shareholders and Supervisory Board of ProQR Therapeutics N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ProQR Therapeutics N.V. (“the Company”) as of December 31, 2017 and 2016, the related consolidated statements of profit or loss and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte Accountants B.V.

Amsterdam, the Netherlands

March 30, 2018

We have served as the Company's auditor since 2013.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Financial Position

		December 31,	December 31,
		2017	2016
		(€ in thousands)
Assets
Intangible assets	7	39	90
Property, plant and equipment	8	2,505	3,438
Non-current assets		2,544	3,528

Social security and other taxes	9	396	395
Prepayments and other receivables	10	2,064	2,420
Cash and cash equivalents	11	48,099	59,200
Current assets		50,559	62,015
Total assets		53,103	65,543

Shareholders’ equity
Share capital		1,457	934
Share premium		148,763	123,597
Reserves		8,513	4,338
Accumulated deficit		(119,370)	(75,733)
Equity attributable to owners of the Company	12	39,363	53,136
Non-controlling interests		(38)	—
Total equity		39,325	53,136

Liabilities
Borrowings		5,284	5,697
Non-current liabilities	13	5,284	5,697

Borrowings		1,960	—
Trade payables		546	328
Social security and other taxes		1,019	312
Pension premiums		—	13
Deferred income		347	—
Other current liabilities		4,622	6,057
Current liabilities	14	8,494	6,710
Total liabilities		13,778	12,407
Total equity and liabilities		53,103	65,543

The accompanying notes are an integral part of these financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Profit or Loss and Comprehensive Income

		Year Ended December 31,
		2017	2016	2015
		(€ in thousands)

Other income	15	1,495	1,828	3,235

Research and development costs	16	(31,153)	(31,923)	(23,401)
General and administrative costs		(10,840)	(9,478)	(6,837)
Total operating costs		(41,993)	(41,401)	(30,238)
Operating result		(40,498)	(39,573)	(27,003)
Financial income and expense	18	(3,175)	470	6,171
Result before corporate income taxes		(43,673)	(39,103)	(20,832)
Corporate income taxes	19	(2)	—	—
Result for the year		(43,675)	(39,103)	(20,832)

Other comprehensive income
Items that will never be reclassified to profit or loss		—	—	—
Items that are or may be reclassified to profit or loss
Foreign operations – foreign currency translation differences		151	(16)	1
Total comprehensive loss (attributable to equity holders of the Company)		(43,524)	(39,119)	(20,831)

Result attributable to
Owners of the Company		(43,637)	(39,103)	(20,832)
Non-controlling interests		(38)	—	—
		(43,675)	(39,103)	(20,832)

Share information	20
Weighted average number of shares outstanding		25,374,807	23,346,507	23,343,262
Earnings per share for result attributable to the equity holders of the Company (expressed in Euro per share)
Basic and diluted loss per share		€(1.72)	€(1.67)	€(0.89)

The accompanying notes are an integral part of these financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Changes in Equity

							s
	Attributable to Equity Holders of the Company
			Equity
			Settled
			Employee
	Share	Share	Benefit	Translation	Accumulated		Non-controlling	Total
	Capital	Premium	Reserve	Reserve	Deficit	Total	Interests	Equity
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)

Balance at January 1, 2015	934	123,581	687	—	(15,798)	109,404	—	109,404

Result for the year	—	—	—	—	(20,832)	(20,832)	—	(20,832)
Other comprehensive income	—	—	—	1	—	1	—	1
Recognition of share-based payments	—	—	1,212	—	—	1,212	—	1,212
Shares options exercised	—	14	—	—	—	14	—	14
Balance at December 31, 2015	934	123,595	1,899	1	(36,630)	89,799	—	89,799

Result for the year	—	—	—	—	(39,103)	(39,103)	—	(39,103)
Other comprehensive income	—	—	—	(16)	—	(16)	—	(16)
Recognition of share-based payments	—	—	2,454	—	—	2,454	—	2,454
Shares options exercised	—	2	—	—	—	2	—	2
Balance at December 31, 2016	934	123,597	4,353	(15)	(75,733)	53,136	—	53,136

Result for the year	—	—	—	—	(43,637)	(43,637)	(38)	(43,675)
Other comprehensive income	—	—	—	151	—	151	—	151
Recognition of share-based payments	—	—	4,024	—	—	4,024	—	4,024
Issue of ordinary shares	343	25,342	—	—	—	25,685	—	25,685
Issue of treasury shares	180	(180)	—	—	—	—	—	—
Shares options exercised	—	4	—	—	—	4	—	4
Balance at December 31, 2017	1,457	148,763	8,377	136	(119,370)	39,363	(38)	39,325

The accompanying notes are an integral part of these financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Cash Flows

	Year Ended December 31,
	2017	2016	2015
	(€ in thousands)
Cash flow from operating activities
Net loss	(43,675)	(39,103)	(20,832)
Adjustments for:
Amortization & depreciation	1,065	1,245	480
Share-based payment expenses	4,024	2,454	1,212
Financial income and expense	3,175	(470)	(6,171)
Net foreign exchange gain / (loss)	151	(16)	1
Changes in working capital	164	1,433	637
Corporate income tax paid	(2)	—	—
Interest received	147	236	441
Net cash used in operating activities	(34,951)	(34,221)	(24,232)
Cash flow from investing activities
Purchases of intangible assets	—	—	(28)
Purchases of property, plant and equipment	(121)	(2,539)	(1,296)
Net cash used in investing activities	(121)	(2,539)	(1,324)
Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	25,685	—	—
Proceeds from exercise of share options	4	2	14
Proceeds from borrowings	301	370	1,640
Proceeds from convertible loans	650	—	—
Redemption of financial lease	—	(15)	(34)
Net cash generated by financing activities	26,640	357	1,620
Net increase/(decrease) in cash and cash equivalents	(8,432)	(36,403)	(23,936)
Currency effect cash and cash equivalents	(2,669)	738	6,065
Cash and cash equivalents at the beginning of the year	59,200	94,865	112,736
Cash and cash equivalents at the end of the year	48,099	59,200	94,865

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

At December 31, 2017, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

•	ProQR Therapeutics Holding B.V. (the Netherlands, 100%);
•	ProQR Therapeutics I B.V. (the Netherlands, 100%);
•	ProQR Therapeutics II B.V. (the Netherlands, 100%);
•	ProQR Therapeutics III B.V. (the Netherlands, 100%);
•	ProQR Therapeutics IV B.V. (the Netherlands, 100%);
•	ProQR Therapeutics VI B.V. (the Netherlands, 100%);
•	ProQR Therapeutics VII B.V. (the Netherlands, 100%);
•	ProQR Therapeutics VIII B.V. (the Netherlands, 100%);
•	ProQR Therapeutics IX B.V. (the Netherlands, 100%);
•	Amylon Therapeutics B.V. (the Netherlands, 80%);
•	ProQR Therapeutics I Inc. (United States, 100%).

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (“ESOP Foundation”) and has full control over this entity.

As used in these consolidated financial statements, unless the context indicates otherwise, all references to “ProQR”, the “Company” or the “Group” refer to ProQR Therapeutics N.V. including its subsidiaries and the ESOP Foundation.

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

(d) Going Concern

The management board of ProQR has, upon preparing and finalizing the 2017 financial statements, assessed the Company’s ability to fund its operations for a period of at least one year after the date of signing these financial statements.

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

For options granted from the moment of listing as stated above, the Company uses the closing price of the ordinary shares on the previous business day as exercise price of the options granted.

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

(iii) Grant income

Grant income is not recognized until there is reasonable assurance that the Company will comply with the conditions attached to them. Grants are recognized in profit or loss on a systematic basis over the period the Company recognizes as expenses the related costs for which the grants are expected to compensate.

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

(f) Changes in accounting policies

The financial statements have been prepared on the basis of International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). New Standards and Interpretations, which became effective as of January 1, 2017, did not have a material impact on our financial statements.

3. Significant Accounting Policies

The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group reassesses whether or not it controls an entity if facts and circumstances indicate that there are changes to one or more of these elements. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(ii) Non-controlling interests (“NCI”)

NCI are measured at their proportionate share of the acquiree's identifiable net assets at the acquisition date. Changes in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(iii) Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any non-controlling interests and other components of equity. Any resulting gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(iv) Transactions eliminated on consolidation

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

(d) Recognition of other income

Other income includes amounts earned from third parties and are recognized when earned in accordance with the substance and under the terms of the related agreements and when it is probable that the economic benefits associated with the transaction will flow to the entity and the amount of the income can be measured reliably. The grants are recognized in other income on a systematic basis over the period the Company recognizes as expenses the related costs for which the grants are expected to compensate.

(e) Government grants — WBSO

The WBSO (“afdrachtvermindering speur- en ontwikkelingswerk”) is a Dutch fiscal facility that provides subsidies to companies, knowledge centers and self-employed people who perform research and development activities (as defined in the WBSO Act). Under this Act, a contribution is paid towards the labor costs of employees directly involved in research and development. The contribution is in the form of a reduction of payroll taxes and social security contributions recognized on a net basis within the labor costs. Subsidies relating to labor costs are deferred and recognized in the income statement in the period necessary to match them with the labor costs that they are intended to compensate.

(f) Employee benefits

(i) Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii) Share-based payment transactions

The grant-date fair value of equity-settled share-based payment awards granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

(iii) Pension obligations

The Company operates defined contribution pension plans for all employees funded through payments to insurance companies. The Company has no legal or constructive obligation to pay further contributions once the contributions have been paid. The contributions are recognized as employee benefit expense when employees have rendered the service entitling them to the contributions. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

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

The estimated useful lives for current and comparative periods are as follows:

• software:	3	years;

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

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

• leasehold improvements:	5-10	years;
• laboratory equipment:	5	years;
• other:	3-5	years.

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

Compound financial instruments

Compound financial instruments issued by the Group comprise convertible notes denominated in euro that can be converted to share capital at the option of the holder, when the number of shares to be issued is fixed and does not vary with changes in fair value.

The liability component of a compound financial instrument is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured.

Interest related to the financial liability is recognised in profit or loss. On conversion, the financial liability is reclassified to equity and no gain or loss is recognised.

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

4. New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2018, and have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out below. The Group does not plan to adopt these standards early.

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

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes.

IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

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

IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted and is expected to have an effect on our balance sheet of approximately € 5 million.

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

At December 31, 2017 there was a net liability in U.S. Dollars of € 0.7 million (2016: € 2.4 million). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on receivables and trade payables, during the years presented had an immaterial effect on the financial statements.

At year-end, a substantial amount of our cash balances are denominated in U.S. Dollars. This amount reflects our current expectation of future expenditure in U.S. dollars.

A reasonably possible weakening of the U.S. Dollar by 10% against all other currencies at December 31, 2017 would have affected the measurement of our cash balances denominated in a U.S. Dollar and affected equity and profit or loss by € 2.5 million (2016: € 2.5 million). The analysis assumes that all other variables, in particular interest rates, remain constant.

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

Cash flow and fair value Interest rate risk

The Company’s exposure to interest rate risks is limited due to the use of loans with fixed rates. The Company has several loans with fixed interest rates,  totaling €7,244,000 at December 31, 2017 (2016: € 5,697,000). Details on the interest rates and maturities of these loans are provided in Note 13.

(b) Credit risk

Credit risk represents the risk of financial loss caused by default of the counterparty. The Company has no large receivables balances with external parties. The Company’s principal financial assets are cash and cash equivalents which are held at ABN Amro, Rabobank and Wells Fargo. Our cash management policy is focused on preserving capital, providing liquidity for operations and optimizing yield while accepting limited risk (Short-term credit ratings must be rated A‑1/P‑1/F1 at a minimum by at least one of the Nationally Recognized Statistical Rating Organizations (NRSROs) specifically Moody’s, Standard & Poor’s or Fitch. Long-term credit rating must be rated A2 or A at a minimum by at least one NRSRO).

At December 31, 2017 and December 31, 2016, substantially all of our cash and cash equivalents were held at three large institutions, Rabobank, ABN Amro and Wells Fargo. All institutions are highly rated (ratings of Aa2, A1 and A2 for Rabobank, ABN Amro and Wells Fargo respectively) with sufficient capital adequacy and liquidity metrics.

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

The table below analyzes ProQR’s undiscounted liabilities into relevant maturity groupings based on the remaining period at year-end until the contractual maturity date:

	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years
	(€ in thousands)
At December 31, 2017
Borrowings	1,960	980	5,981	—
Trade payables and other payables	6,534	—	—	—
Total	8,494	980	5,981	—

At December 31, 2016
Borrowings	—	1,839	4,860	—
Trade payables and other payables	6,710	—	—	—
Total	6,710	1,839	4,860	—

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

7. Intangible Assets

	Licenses	Software	Total
	(€ in thousands)	(€ in thousands)	(€ in thousands)
Balance at January 1, 2016
Cost	39	152	191
Accumulated amortization	—	(50)	(50)
Carrying amount	39	102	141

Additions	—	—	—
Amortization	—	(51)	(51)
Movement for the period	—	(51)	(51)

Balance at December 31, 2016
Cost	39	152	191
Accumulated amortization	—	(101)	(101)
Carrying amount	39	51	90

Additions	—	—	—
Amortization	—	(51)	(51)
Movement for the period	—	(51)	(51)

Balance at December 31, 2017
Cost	39	152	191
Accumulated amortization	—	(152)	(152)
Carrying amount	39	—	39

In 2012, the Company acquired an exclusive license from the Massachusetts General Hospital. The initial payment in respect of the license, in the amount of € 39,000, will be amortized over the commercial life of products based on the license during the patent-life.

The amortization charge for 2017 is included in the general and administrative costs for an amount of €51,000 (2016: € 51,000).

8. Property, Plant and Equipment (‘PP&E’)

	Leasehold	Laboratory
	improvements	equipment	Other	Total
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)
Balance at January 1, 2016
Cost	985	1,136	651	2,772
Accumulated depreciation	(94)	(305)	(174)	(573)
Carrying amount	891	831	477	2,199

Additions	1,166	806	461	2,433
Depreciation	(499)	(340)	(332)	(1,171)
Transfer	(196)	—	196
Disposals	(23)	—	—	(23)
Movement for the period	448	466	325	1,239

Balance at December 31, 2016
Cost	1,847	1,957	1,283	5,087
Accumulated depreciation	(508)	(660)	(481)	(1,649)
Carrying amount	1,339	1,297	802	3,438

Additions	9	47	26	82
Depreciation	(294)	(409)	(312)	(1,015)
Disposals	—	—	—	—
Movement for the period	(285)	(362)	(286)	(933)

Balance at December 31, 2017
Cost	1,856	2,004	1,309	5,169
Accumulated depreciation	(802)	(1,069)	(793)	(2,664)
Carrying amount	1,054	935	516	2,505

The depreciation charge for 2017 is included in the research and development costs for an amount of € 836,000  (2016: € 907,000) and in the general and administrative costs for an amount of € 179,000  (2016: € 264,000).

9. Social Security and Other Taxes

	December 31,	December 31,
	2017	2016
	(€ in thousands)
Value added tax	396	395
Wage tax	—	—
	396	395

All receivables are considered short-term and due within one year.

10. Prepayments and Other Receivables

	December 31,	December 31,
	2017	2016
	(€ in thousands)
Prepayments	1,991	1,250
Other receivables	73	1,170
	2,064	2,420

All receivables are considered short-term and due within one year.

11. Cash and Cash Equivalents

	December 31,	December 31,
	2017	2016
	(€ in thousands)
Cash at banks	48,099	56,354
Bank deposits	—	2,846
	48,099	59,200

The cash at banks is at full disposal of the Company. Bank deposits are convertible into cash upon request of the Company.

12. Shareholders’ Equity

(a) Share capital

	Number of shares 2017	Number of shares 2016	Number of shares 2015
	Ordinary	Ordinary	Ordinary
Balance at January 1	23,346,856	23,345,965	23,338,154
Issued for cash	8,573,975	—	—
Exercise of share options	1,034	891	7,811
Treasury shares issued	4,503,149	—	—
Balance at December 31	36,425,014	23,346,856	23,345,965

The authorized share capital of the Company amounting to € 3,000,000 consists of 37,500,000 ordinary shares and 37,500,000 preference shares with a par value of € 0.04 per share. At December 31, 2017,  36,425,014 ordinary shares were issued and fully paid in cash, of which 4,503,149 were held by the Company as treasury shares (2016:  1,173,958).

On October 2, 2015, the Company filed a shelf registration statement, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 200,000,000 (€ 166,764,000)  of its ordinary shares, warrants and/or units; and (b) as part of the $ 200,000,000, the offering, issuance and sale by us of up to a maximum aggregate offering price of $ 60,000,000 (€ 50,029,000)  of its ordinary shares that may be issued and sold under a sales agreement in one or more at-the-market offerings. In 2017, the Company has issued 976,477 shares pursuant to its current at-the-market offering program, resulting in proceeds of € 4,138,000, net of € 127,000 of offering expenses.

On June 28, 2017, the Company agreed to the issuance of 1,200,000 ordinary shares to institutional investors at an issue price of $ 5.00  (€ 4.40) per share in a registered direct offering with gross proceeds of € 5,278,000. The closing of the offering was effected on July 3, 2017. Transaction costs amounted to € 414,000, resulting in net proceeds of € 4,864,000.

In November 2017, the Company consummated an underwritten public offering and concurrent registered direct offering of 6,397,498 ordinary shares at an issue price of $ 3.25  (€ 2.76) per share.  The gross proceeds from both offerings amounted to € 17,671,000 while the transaction costs amounted to € 988,000, resulting in net proceeds of € 16,683,000.

(b) Equity settled employee benefit reserve

The costs of share options for employees, members of the supervisory board and members of the management board are recognized in the income statement, together with a corresponding increase in equity during the vesting period, taking into account (deferral of) corporate income taxes. The accumulated expense of share options recognized in the income statement is shown separately in the equity category ‘equity settled employee benefit reserve’ in the ‘statement of changes in equity’. On September 25, 2017, we established a Dutch foundation named Stichting Bewaarneming Aandelen ProQR for holding shares in trust for employees, members of the Management Board and members of the Supervisory Board of the Company and its group companies who from time to time will exercise options under the Company’s equity incentive plans.

(c) Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

(d) Share options

The Company operates an equity-settled share-based compensation plan which was introduced in 2013. Options may be granted to employees, members of the supervisory board, members of the management board and consultants. The compensation expenses included in operating costs for this plan were € 4,024,000 in 2017  (2016: € 2,454,000,  2015: € 1,212,000), of which € 2,059,000  (2016: € 1,480,000,  2015: € 801,000) was recorded in general and administrative costs and € 1,965,000  (2016: € 974,000,  2015: € 411,000) was recorded in research and development costs based on employee allocation.

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

The Company accounts for its employee stock options under the fair value method. The fair value of the options is estimated at the date of grant using the Black-Scholes option-pricing model, with on average the following assumptions:

	Options granted		Options granted		Options granted
	in 2017		in 2016		in 2015
Risk-free interest rate	1.913%		1.467%		1.497%
Expected dividend yield	—%		—%		—%
Expected volatility	88.7%		86.3%		86.8%
Expected life in years	5	years	5	years	5	years

The resulting weighted average grant date fair value of the options amounted to € 3.21 in 2017  (2016: € 3.72,  2015: € 10.35). The stock options granted have a 10 year life following the grant date and are assumed to be exercised five years from date of grant for all awards.

Movements in the number of options outstanding and their related weighted average exercise prices are as follows:

	2017		2016		2015
	Number of	Average	Number of	Average	Number of	Average
	options	exercise price	options	exercise price	options	exercise price
Balance at January 1	2,205,989	€4.88	1,108,935	€4.19	998,765	€2.78
Granted	1,199,447	€4.63	1,214,126	€5.49	125,798	€15.27
Forfeited	(72,527)	€5.56	(116,181)	€4.64	(7,817)	€4.64
Exercised	(1,034)	€3.54	(891)	€2.38	(7,811)	€1.78
Expired	—	—	—	—	—	—
Balance at December 31	3,331,875	€4.78	2,205,989	€4.88	1,108,935	€4.19
Exercisable at December 31	1,148,893		615,246		339,352

The options outstanding at December 31, 2017 had an exercise price in the range of € 1.11 to € 20.34  (2016: € 1.11 to € 20.34,  2015: € 1.11 to € 20.34) and a weighted-average contractual life of 7.9 years  (2016:  8.3 years,  2015:  8.3 years).

The weighted-average share price at the date of exercise for share options exercised in 2017 was € 4.32  (2016: € 4.23,  2015: € 19.30).

Please refer to Note 23 for the options granted to key management personnel.

13. Non-current liabilities

(a) Borrowings

	December 31,	December 31,
	2017	2016
	(€ in thousands)
Innovation credit	4,899	4,598
Accrued interest on innovation credit	1,683	1,099
Convertible loans	662	—
Total borrowings	7,244	5,697
Current portion	(1,960)	—
	5,284	5,697

Innovation credit (“Innovatiekrediet”)

On June 1, 2012, ProQR was awarded an Innovation credit by the Dutch government, through its agency RVO of the Ministry of Economic Affairs, for the Company’s cystic fibrosis program. Amounts were drawn under this facility in the course of the years 2013 through 2017. The credit covers 35% of the costs incurred in respect of the program up to an initial maximum of € 5.0 million.

The credit is interest-bearing at a rate of 10% per annum. The credit, including accrued interest, is repayable in three installments on November 30, 2018, November 30, 2019 and November 30, 2020, depending on the technical success of the program.

The assets which are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

Convertible loans

Convertible loans were issued to Amylon Therapeutics B.V. in 2017 and are interest-bearing at an average rate of 8% per annum. They are convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 months in equal quarterly terms.

14. Current Liabilities

	December 31,	December 31,
	2017	2016
	(€ in thousands)
Borrowings	1,960	—
Trade payables	546	328
Social securities and other taxes	1,019	312
Pension premiums	—	13
Deferred income	347	—
Accrued expenses and other liabilities	4,622	6,057
	8,494	6,710

At December 31, 2017, current liabilities included deferred income resulting from installments received of the € 6 million grant (ProQR: € 4.6 million) from the European Commission (EC) under the Horizon 2020 program to finance the clinical development of eluforsen.

15. Other income

	2017	2016	2015
	(€ in thousands)
Grant income	870	1,632	3,188
Rental income from property subleases	625	196	47
	1,495	1,828	3,235

In August 2014, the Company entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide the Company with up to $ 3 million (€ 2.5 million) to support the clinical development of eluforsen. The grant is recognized in other income in the same period in which the related R&D costs are recognized.

In 2015, the European Commission (EC) through its Horizon 2020 program awarded ProQR and its academic partners a grant of € 6 million (ProQR: € 4.6 million) to support the clinical development of eluforsen through December 31, 2017. Horizon 2020 is one of the largest research and innovation programs in the European Union with nearly € 80 billion in available funding for qualified projects from 2014 to 2020.

Both grants are recognized in other income in the same period in which the related R&D costs are recognized.

16. Research and Development Costs

Research and development costs amounted to € 31,153,000 in 2017  (2016: € 31,923,000,  2015: € 23,401,000) and comprise allocated employee costs, the costs of materials and laboratory consumables, the costs of external studies including, amongst others, clinical studies and toxicology studies and external research, license- and IP-costs and allocated other costs.

17. Employee Benefits

	2017	2016	2015
	(€ in thousands)
Wages and salaries	11,855	10,184	7,128
Social security costs	1,285	1,093	596
Pension costs — defined contribution plans	860	764	478
Equity-settled share based payments	4,024	2,454	1,212
	18,024	14,495	9,414
Average number of employees for the period	139.9	133.4	86.1

Employees per activity at December 31 (converted to FTE):

	December 31, 2017	December 31, 2016	December 31, 2015
Research and Development	96.2	100.4	72.4
General and Administrative	34.0	32.9	27.1
Total number of employees at December 31 (converted to FTE)	130.2	133.3	99.5

Of all employees 125.2 FTE are employed in the Netherlands (2016: 128.3 FTE).

Included in the wages and salaries for 2017 is a credit of € 723,000  (2016: € 807,000,  2015: € 372,000) with respect to WBSO subsidies.

18. Financial Income and Expense

	2017	2016	2015
	(€ in thousands)
Interest income:
Current accounts and deposits	90	270	501
Interest costs:
Interest on loans and borrowings	(596)	(538)	(395)
Foreign exchange result:
Net foreign exchange benefit/(loss)	(2,669)	738	6,065
	(3,175)	470	6,171

19. Income Taxes

The calculation of the tax charge is as follows:

	2017	2016	2015
	(€ in thousands)
Income tax based on domestic rate	10,918	9,776	5,208
Tax effect of:
Non-deductible expenses	(634)	(622)	(309)
Tax incentives	—	(46)	136
Current year losses for which no deferred tax asset was recognized	(10,257)	(9,045)	(5,035)
Change in unrecognized deductible temporary differences	(25)	(63)	—
Income tax charge	2	—	—
Effective tax rate	—%	—%	—%

Due to the operating losses incurred since inception the Company has no tax provisions as of the balance sheet date. Furthermore, no significant temporary differences exist between accounting and tax results.

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses. As per December 31, 2017, the Company has a total amount of € 123.9 million  (2016: € 82.9 million,  2015: € 46.9 million) tax loss carry-forwards available for offset against future taxable profits. According to current tax regulations the first amount of the tax loss carry-forwards will expire in 2021.

20. Earnings Per Share

(a) Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the result attributable to equity holders of the Company by the weighted average number of shares outstanding during the year.

	2017	2016	2015
Result attributable to equity holders of the Company (€ in thousands)	(43,637)	(39,103)	(20,832)
Weighted average number of shares outstanding	25,374,807	23,346,507	23,343,262
Basic (and diluted) earnings per share (€ per share)	€(1.72)	€(1.67)	€(0.89)

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

21. Operational Leases

Since 2012, the Company is domiciled in Leiden, the Netherlands where it currently has entered into rental agreements for laboratory space and offices.

The lease expenditure charged to the income statement in 2017 amounts to € 2,103,000  (2016: € 1,849,000,  2015: € 703,000). The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
	(€ in thousands)
Less than 1 year	1,607	1,775	1,938
Between 1 and 5 years	3,312	5,508	7,212
More than 5 years	—	—	—
Total	4,919	7,283	9,150

The Company leased out a part of its offices in the U.S. and the Netherlands. In 2017, total sublease income amounted to € 625,000  (2016: € 196,000,  2015:  €47,000), which is recorded in other income. At 31 December, the future minimum lease payments under non-cancellable leases are receivable as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
	(€ in thousands)
Less than 1 year	174	463	185
Between 1 and 5 years	—	—	—
More than 5 years	—	—	—
Total	174	463	185

22. Commitments and Contingencies

(a) Claims

There are no claims known to management related to the activities of the Company.

(b) Patent license agreements

The Company and the General Hospital Corporation (MGH) have entered into a Patent License Agreement pursuant to which the Company may have certain royalty obligations. The Company is also obligated to pay MGH up to $ 700,000 (€ 584,000) in milestone payments upon the achievement of certain development and regulatory milestones and, beginning after its first commercial sale of a product covered by the licensed patent rights, a $ 10,000 (€ 8,000)  annual license fee which is creditable against royalties due to MGH in the same calendar year. In addition, the Company is obligated to pay MGH 2% of any net sales by the Company, its affiliates or sublicensees on licensed products made or sold in the United States, as well as a low double-digit percentage of any payments the Company may receive from any sublicensee anywhere in the world.

The Company has entered into various other Patent License Agreements, including those with Radboud University Medical Center, Leiden University Medical Centre, Inserm Transfert and Assistance-Publique-Hôpiteaux de Paris, and PARI Pharma GmbH, under which the Company is granted world-wide exclusive licenses pursuant to which the Company may have certain royalty obligations in relation to its product candidates. Pursuant to the terms of these agreements, the Company has made upfront payments, is obligated to make milestone payments and has to make sales-based royalty payments after market authorization. In specific cases, the Company has the option to make a one-time payment to buy of royalty obligations or in case the Company terminates an agreement before or after regulatory approval of the product. The Company may terminate an agreement for any reason.

(c) Clinical support agreements

In August 2014, the Company entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide the Company with up to $ 3 million (€ 2.5 million) to support the clinical development of eluforsen.

Pursuant to the terms of the agreement, the Company is obligated to make a one-time milestone payment to CFFT of up to approximately $ 16 million (€ 13 million), payable in three equal annual installments following the first commercial sale of eluforsen, the first of which is due within 90 days following the first commercial sale. The Company is also obligated to make a one-time milestone payment to CFFT of up to $ 3 million (€ 2.5 million) if net sales of eluforsen exceed $ 500 million (€ 417 million) in a calendar year. Lastly, the Company is obligated to make a payment to CFFT of up to approximately $ 6 million (€ 5 million) if it transfers, sells or licenses eluforsen other than for certain clinical or development purposes, or if the Company enters into a change of control transaction prior to commercialization.  However, the payment in the previous sentence may be set-off against the $ 16 million milestone payment. Either CFFT or the Company may terminate the agreement for cause, which includes the Company’s material failure to achieve certain commercialization and development milestones. The Company’s payment obligations survive the termination of the agreement.

On February 9, 2018, the Company entered into an agreement with Foundation Fighting Blindness (FFB), under which FFB will provide funding of $7.5 million (€ 6.3 million) to advance QR-421a into the clinic and will receive future milestone payments.

Pursuant to the terms of the agreement, the Company is obligated to make a one-time milestone payment to FFB of up to approximately $ 37.5 million (€ 31.3 million), payable in four equal annual installments following the first commercial sale of QR-421a, the first of which is due within 60 days following the first commercial sale. The Company is also obligated to make a payment to FFB of up to approximately $ 15 million (€ 12.5 million) if it transfers, sells or licenses QR-421a other than for certain clinical or development purposes, or if the Company enters into a change of control transaction. However, the payment in the previous sentence may be set-off against the $ 37.5 million milestone payment. Either FFB or the Company may terminate the agreement for cause, which includes the Company’s material failure to achieve certain commercialization and development milestones. The Company’s payment obligations survive the termination of the agreement.

(d) Research and development commitments

The Company has research and development commitments, mainly with CRO’s, amounting to € 7,704,000 at December 31, 2017  (2016: € 8,856,000). Of these obligations an amount of € 6,094,000 is due in 2018, the remainder is due in 1 to 5 years.

23. Related-Party Transactions

Details of transactions between the Company and related parties are disclosed below.

(a) Compensation of the Supervisory Board

The remuneration of the supervisory board members in 2017 is set out in the table below:

	2017
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total
	(€ in thousands)
Mr. Dinko Valerio	36	—	87	123
Mr. Henri Termeer	28	—	160	188
Mr. Antoine Papiernik	76	—	—	76
Ms. Alison Lawton	31	—	99	130
Mr. Paul Baart	84	—	—	84
Mr. James Shannon	33	—	92	125
	288	—	438	726

The remuneration of the supervisory board members in 2016 is set out in the table below:

	2016
	Short term	Post employment	Share-based
	employee benefits	benefits	payment	Total
	(€ in thousands)
Mr. Dinko Valerio	36	—	52	88
Mr. Henri Termeer	31	—	51	82
Mr. Antoine Papiernik	78	—	—	78
Ms. Alison Lawton	31	—	74	105
Mr. Paul Baart	82	—	—	82
Mr. James Shannon	29	—	27	56
	287	—	204	491

The 2015 remuneration is set out in the table below:

	2015
	Short term	Post employment	Share-based
	employee benefits	benefits	payment	Total
	(€ in thousands)
Mr. Dinko Valerio	36	—	12	48
Mr. Henri Termeer	34	—	11	45
Mr. Antoine Papiernik	73	—	—	73
Ms. Alison Lawton	31	—	48	79
Mr. Paul Baart	73	—	—	73
	247	—	71	318

As at December 31, 2017:

•

Mr. Valerio holds 1,043,420 ordinary shares in the Company, as well as 88,425 options. These options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant. In 2016, Mr. Valerio was granted 23,989 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 6.08 per option. In 2017, Mr. Valerio was granted 32,164 options at an average exercise price of € 4.65 per option.

On September 12, 2017, Mr. Valerio provided a convertible loan to Amylon Therapeutics B.V. This loan is interest-bearing at an average rate of 8% per annum and is convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 months in equal quarterly terms.

•	Mr. Termeer passed away on May 12, 2017. His full board fee was awarded post mortem.
•

Mr. Antoine Papiernik does not hold any shares or options in the Company. As a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, holder of 3,625,925 ordinary shares, Mr. Papiernik may be deemed to have share voting and investment power with respect to such shares.

•

Ms. Lawton holds 68,973 options. In 2015, Ms. Lawton was granted 4,970 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 16.10 per option. In 2016, she was granted 23,989 options with an exercise price of € 6.08 per option. In 2017, she was granted 32,164 options with an average exercise price of € 4.65 per option. Under these option grants options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant.

•	Mr. Paul Baart does not hold any shares or options in the Company.
•

Mr. James Shannon holds 61,538 ordinary shares in the Company and 65,233 options. In 2016, he was granted 33,069 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 4.32 per option. In 2017, he was granted 32,164 options at an exercise price of € 4.65 per option. Under these option grants options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant.

(b)   Compensation of key management

Our management board is supported by our officers, or senior management. The total remuneration of the management board and senior management in 2017 amounted to € 5,096,000 with the details set out in the table below:

	2017
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total
	(€ in thousands)
Mr. D.A. de Boer[1]	570	8	622	1,200
Mr. R.K. Beukema[2]	411	15	261	687
Management Board	981	23	883	1,887
Senior Management	1,719	66	1,424	3,209
	2,700	89	2,307	5,096

1	Short term employee benefits includes a bonus for Mr. Daniel de Boer, of € 217,000 based on goals realised in 2017.
2	Short term employee benefits includes a bonus for Mr. René Beukema, of € 113,000 based on goals realised in 2017.

The total remuneration of the management board and senior management in 2016 amounted to € 3,038,000 with the details set out in the table below:

	2016
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total
	(€ in thousands)
Mr. D.A. de Boer[1]	429	7	391	827
Mr. R.K. Beukema[2]	346	13	165	524
Management Board	775	20	556	1,351
Senior Management	1,020	48	619	1,687
	1,795	68	1,175	3,038

1	Short term employee benefits includes a bonus for Mr. Daniel de Boer of € 131,000 based on goals realised in 2016.
2	Short term employee benefits includes a bonus for Mr. René Beukema of € 76,000 based on goals realised in 2016.

The total remuneration of the management board and senior management in 2015 amounted to € 2,420,000 with the details set out in the table below:

	2015
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total
	(€ in thousands)
Mr. D.A. de Boer[1]	397	7	164	568
Mr. R.K. Beukema[2]	313	13	88	414
Management Board	710	20	252	982
Senior Management	943	27	468	1,438
	1,653	47	720	2,420

1	Short term employee benefits includes a bonus for Mr. Daniel de Boer of € 100,000 based on goals realised in 2015.
2	Short term employee benefits includes a bonus for Mr. René Beukema of € 46,000 based on goals realised in 2015.

As at December 31, 2017:

•

Mr. de Boer holds 1,152,293 ordinary shares in the Company as well as 449,338 options. In 2015, Mr. de Boer was awarded a total number of 23,902 options to acquire ordinary shares at € 16.10 per option. In 2016, he was awarded 129,727 options at an exercise price of € 6.64 per option. In 2017, he was awarded 239,717 options at an exercise price of € 4.65 per option. These options vest over four years in equal annual installments and had a remaining weighted-average contractual life of 8.3 years at December 31, 2017.

•

Mr. Beukema holds 346,239 ordinary shares in the Company as well as 299,081 options. In 2015, Mr. Beukema was awarded 8,713 options to acquire ordinary shares at € 16.10 per option. In 2016, he was awarded 50,608 options at an exercise price of € 6.64 per option. In 2017, he was awarded 101,408 options at an exercise price of € 4.65 per option. These options vest over four years in equal annual installments and had a remaining weighted-average contractual life of 7.3 years at December 31, 2017.

ProQR does not grant any loans, advanced payments and guarantees to members of the Management and Supervisory Board.

24. Auditor fees

The fees for services provided by our external auditor, Deloitte Accountants B.V., are specified below for each of the financial years indicated:

	2017	2016	2015
	(€ in thousands)
Audit fees	175	165	193
Audit-related fees	140	39	—
Tax fees	—	—	—
All other fees	—	—	—
	315	204	193

Audit fees

Consist of aggregate fees for professional services provided in connection with the annual audit of our financial statements, the review of our quarterly financial statements, consultations on accounting matters directly related to the audit, and comfort letters, consents and assistance with and review of documents filed with the SEC.

25. Subsequent events

In January 2018, ProQR announced a research collaboration with Galapagos, where the Company’s Axiomer technology will be applied to certain fibrosis targets identified by Galapagos. The Axiomer platform may be applicable to more than 20,000 disease-causing mutations. The Company plans to develop its Axiomer platform in select therapeutic areas and continue to validate and create value for this novel technology through licensing, partnering and other strategic relationships.

In February 2018, the Company entered into a partnership with Foundation Fighting Blindness in which ProQR will receive up to $7.5 million  (€6.3 million) in funding from FFB for the pre-clinical and clinical development of QR-421a for Usher syndrome type 2A targeting mutations in exon 13.