Form 20-F
period 2018-12-31
ProQR Therapeutics N.V.
filed 2019-03-28
CIK 1612940

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20‑F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31,  2018

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

Smital Shah, Chief Business and Financial Officer

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

Ordinary shares, nominal value € 0.04 per share: 38,872,936

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S‑T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”,  “accelerated filer”, and “emerging growth company” in Rule 12b‑2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards†  provided pursuant to section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes   ☒ No

Introduction

This document contains information required for the annual report on Form 20‑F for the year ended December 31, 2018 of ProQR Therapeutics N.V. (the “2018 Form 20‑F”). Unless the context specifically indicates otherwise, references in this 2018 Form 20‑F to “ProQR Therapeutics N.V.”, “ProQR Therapeutics”, “ProQR”, “we”, “our”, “ours”, “us”, the “Company” or similar terms refer to ProQR Therapeutics N.V.

IFRS based information

The audited financial statements as at December 31, 2018 and 2017, and for the years ended December 31, 2018,  December 31, 2017 and December 31, 2016, included in the 2018 Form 20‑F have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

This document contains certain forward looking statements with respect to the financial condition, results of operations and business of ProQR and certain of the plans and objectives of ProQR with respect to these items. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events, including our clinical development plans or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, including in relation to the clinical development of sepofarsen (formerly known as QR-110),  QR-411,  QR-421a, QR-1123, eluforsen (formerly known as QR‑010) or any other pipeline program, to be materially different from any future results, performance or achievements, including in relation to the clinical development of sepofarsen,  QR-411, QR-421a, QR-1123, eluforsen or any other pipeline program, expressed or implied by these forward-looking statements. Forward-looking statements can be identified generally as those containing words as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, although not all forward-looking statements contain these identifying words.

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

Item 2: Offer Statistics and Expected Timetable

Not applicable.

Item 3: Key Information

A. Selected financial data

The following table sets forth selected financial data for ProQR Therapeutics N.V. for the periods indicated. We derived the selected financial data from our consolidated audited financial statements 2014 through 2018.

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

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2016	2015	2014
	(€ in thousands, except for per share data)
Statement of comprehensive loss data:
Other income	5,761	1,495	1,828	3,235	313
Research and development costs	(29,514)	(31,153)	(31,923)	(23,401)	(10,267)
General and administrative costs	(12,540)	(10,840)	(9,478)	(6,837)	(6,507)
Operating result	(36,293)	(40,498)	(39,573)	(27,003)	(16,461)
Finance income and expense	(792)	(3,175)	470	6,171	4,334
Corporate income taxes	(1)	(2)	—	—	—
Result for the year	(37,086)	(43,675)	(39,103)	(20,832)	(12,127)
Other comprehensive income	(28)	151	(16)	1	—
Total comprehensive loss (attributable to equity holders of the Company)	(37,114)	(43,524)	(39,119)	(20,831)	(12,127)
Share information
Weighted average number of shares outstanding	34,052,520	25,374,807	23,346,507	23,343,262	11,082,801
Earnings per share for result attributable to the equity holders of the Company (expressed in Euro per share) Basic and diluted loss per share	€(1.08)	€(1.72)	€(1.67)	€(0.89)	€(1.09)

	As at December 31,
	2018	2017	2016	2015	2014
	(€ in thousands)
Statement of financial position data:
Cash and cash equivalents	105,580	48,099	94,865	112,736	4,129
Total assets	110,231	53,103	100,109	115,247	4,504
Total liabilities	17,546	13,778	10,310	5,843	4,593
Total shareholders’ equity	92,915	39,363	89,799	109,404	(89)

Exchange rate information

Our business is primarily conducted in the European Union, and we maintain our books and records in euros. We have presented results of operations in euros. In this annual report, translations from euros to U.S. dollars were made at a rate of $ 1.1450 to € 1.00, the official exchange rate quoted by the European Central Bank at the close of business on December 31, 2018. As at March 11, 2019, the official exchange rate of Euro to U.S. dollars was $ 1.1244 to € 1.00. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated.

The following table presents information on the exchange rates between the euro and the U.S. dollar for the periods indicated:

	Period-end	Average for period	Low	High
	(€ per U.S. dollar)
Year ended December 31,
2014	1.2141	1.3285	1.2141	1.3953
2015	1.0887	1.1095	1.0552	1.2043
2016	1.0541	1.1069	1.0364	1.1569
2017	1.1993	1.1297	1.0385	1.2060
2018	1.1450	1.1810	1.1261	1.2493

Month ended
September 30, 2018	1.1576	1.1659	1.1562	1.1777
October 31, 2018	1.1318	1.1484	1.1318	1.1606
November 30, 2018	1.1359	1.1367	1.1261	1.1487
December 31, 2018	1.1450	1.1384	1.1285	1.1454
January 31, 2019	1.1488	1.1416	1.1341	1.1535
February 28, 2019	1.1416	1.1351	1.1260	1.1471

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

We are a clinical stage biopharmaceutical company with a limited operating history, engaged in the discovery and development of RNA-based therapeutics for the treatment of severe genetic disorders. Since our inception in February 2012, we have devoted a significant portion of our resources to the development of our product candidates in cystic fibrosis (CF),  eluforsen,  Leber’s congenital amaurosis (LCA),  sepofarsen, epidermolysis bullosa (EB), QR‑313 and Usher syndrome, QR-421a. We have had significant operating losses since our inception. Our net losses for the years ended December 31, 2016,  December 31, 2017 and December 31, 2018 were, € 39,103,000, € 43,675,000 and    € 37,086,000 respectively. At December 31, 2018, we had an accumulated deficit of € 155,443,000. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Our technologies and product candidates are in early stages of development, and we are subject to the risks of failure inherent in the development of product candidates based on novel technologies.

To date, the only income we have generated has been from the receipt of (government) research grants. Our ability to generate revenue and become profitable depends upon our ability to obtain marketing approval and successfully commercialize sepofarsen,  QR-421a, QR-1123 or any other product candidates that we may develop, in-license or acquire in the future.

Even if we are able to successfully achieve regulatory approval for these product candidates, we do not know when any of these product candidates will generate revenue for us, if at all. We have not generated, and do not expect to generate, any product revenue for the foreseeable future, and we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development, preclinical studies and clinical trials and the regulatory approval process for product candidates. The amount of future losses is uncertain. Our ability to achieve profitability, if ever, will depend on, among other things, us or any future collaborators successfully developing product candidates, obtaining regulatory approvals to market and commercialize product candidates, manufacturing any approved products on commercially reasonable terms, establishing a sales and marketing organization or suitable third party alternatives for any approved product and raising sufficient funds to finance business activities. If we or any future collaborators are unable to develop and commercialize one or more of our product candidates or if sales revenue from any product candidate that receives approval is insufficient, we will not achieve profitability, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our ability to generate revenue from our product candidates also depends on a number of additional factors, including our ability to:

•	successfully complete development activities, including the ongoing and planned preclinical and clinical studies for our product candidates;
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

In addition, because of the numerous risks and uncertainties associated with product development, including the risk that our product candidates may not advance through development or be shown to be safe and effective for their intended uses, the FDA, the EMA or other regulatory agencies may require additional clinical trials or preclinical studies or impose post-approval requirements.

We are unable to predict the timing or amount of increased expenses, or when or if we will be able to achieve or maintain profitability. Even if we are able to complete the processes described above, we anticipate incurring significant costs associated with commercializing our product candidates. Moreover, our first commercial sale of eluforsen, if ever, will trigger a milestone payment to Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, of approximately $ 16 million pursuant to our agreement with CFFT, and we may not have sufficient funds to support this payment obligation. Commercialization of QR-421a will trigger payments of up to $ 37.5 million pursuant to our agreement with Foundation Fighting Blindness, or FFB. Under our collaboration with Ionis related to our QR-1123 product candidate, we will be required to make payments to Ionis upon achievement of development and sales milestones, and royalty payments as a percentage of annual net sales. See “Item 5. Operating and Financial Review and Prospects” and the notes to the financial statements included elsewhere in this annual report for more details on these transactions.

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

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to conduct further research and development and preclinical testing and clinical trials of our product candidates, to seek regulatory approvals for our product candidates and to launch and commercialize any product candidates for which we receive regulatory approval, including potentially building our own commercial organization to address the United States, the European Union and certain other markets. As at December 31, 2018, we had € 105,580,000 in cash and cash equivalents. Based on our current operating plan, we believe that the existing cash and cash equivalents will be sufficient to fund our anticipated level of operations into 2021. However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with successful development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our product candidates;
•	the clinical development plans we establish for these product candidates;
•	the number and characteristics of product candidates that we develop or may in-license, or programs that we may pursue in our innovation unit;
•	the terms of any collaboration arrangements we may choose to enter into;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable foreign regulatory authorities;
•	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;
•	the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us or our product candidates;
•	the effect of competing technological and market developments;
•	the cost and timing of completion of commercial-scale outsourced manufacturing activities; and
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

We currently have no products on the market, and only one of four product candidates, eluforsen, has completed its second clinical trial in 2017. In September 2018, we reported interim results from our Phase 1/2 clinical trial of our lead product candidate, sepofarsen, and we only recently in January 2019 reached agreement with the FDA on the design of a proposed Phase 2/3 pivotal trial for this candidate.  While we expect to initiate this trial in the first half of 2019, there can be no assurance that we will commence this trial in the expected timeframe or at all.  Our business depends on the successful clinical development, regulatory approval and commercialization of our product candidates, and will require additional preclinical testing and substantial additional clinical development and regulatory approval efforts before we are permitted to commence its commercialization, if ever. It will be several years before we can complete a pivotal study for any of our product candidates, if ever. The clinical trials and manufacturing and marketing of our product candidates will be subject to extensive and rigorous review and regulation by numerous government authorities in the United States, the European Union and other jurisdictions where we intend to test and, if approved, market our product candidates. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through preclinical testing and clinical trials that the product candidate is safe and effective for use in each target indication, and potentially in specific patient populations, including the pediatric population. This process can take many years and may include post-marketing studies and surveillance, which would require the expenditure of substantial resources beyond our existing funds. Of the large number of drugs in development for approval in the United States and the European Union, only a small percentage successfully complete the FDA or EMA regulatory approval processes, as applicable, and are commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our research, development and clinical programs, we cannot assure you that any of our product candidates will be successfully developed or commercialized.

The regulatory approval processes of the FDA, the EMA and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

We are not permitted to market our product candidates in the United States or the European Union until we receive approval of an NDA from the FDA or an MAA from the European Commission, respectively, or in any other foreign countries until we receive the requisite approval from such countries. Prior to submitting an NDA to the FDA or an MAA to the EMA for approval of our product candidates, we will need to complete the ongoing preclinical and toxicology studies, as well as proof-of-concept study and Phase 1, Phase 2 and Phase 3 clinical trials. While we intend to submit marketing applications for our product candidates that successfully complete clinical development, there can be no assurance that we will be able to do so in a timely manner or at all. Successfully initiating and completing clinical programs and obtaining approval of an NDA or a MAA is a complex, lengthy, expensive and uncertain process, and the FDA, the EMA or other comparable foreign regulatory authorities may delay, limit or deny approval of our product candidates for many reasons, including, among others:

•	we may not be able to demonstrate that our product candidates are safe and effective in treating patients to the satisfaction of the FDA or the EMA;
•	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA or the EMA for marketing approval;
•	the FDA or the EMA may disagree with the number, design, size, conduct or implementation of our clinical trials;
•	the FDA or the EMA may require that we conduct additional clinical trials;
•	the FDA or the EMA or other applicable foreign regulatory agencies may not approve the formulation, labeling or specifications of our product candidates;

•	the clinical research organizations, or CROs, that we retain to conduct our clinical trials may take actions outside of our control that materially adversely impact our clinical trials;
•	the FDA or the EMA may find the data from preclinical studies and clinical trials insufficient to demonstrate that the clinical and other benefits of our products outweigh their safety risks;
•	the FDA or the EMA may disagree with our interpretation of data from our preclinical studies and clinical trials;
•	the FDA or the EMA may not accept data generated at our clinical trial sites;
•

if our NDAs or MAAs, if and when submitted, are reviewed by the FDA or the EMA, as applicable, the regulatory agency may have difficulties scheduling the necessary review meetings in a timely manner, may recommend against approval of our application or may recommend that the FDA or the EMA, as applicable, require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

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

Changes in regulatory requirements, FDA guidance or unanticipated events during our clinical studies may force us to amend clinical study protocols or the FDA may impose additional clinical study requirements, or involve delays to the clinical trials. Amendments to our clinical study protocols would require resubmission to the FDA and IRBs for review and approval, which may adversely impact the cost, timing and/or successful completion of a clinical study. For example, while we have reached agreement with the FDA on the design of a proposed Phase 2/3 pivotal trial for our lead product candidate sepofarsen, there can be no assurance that there will be no changes to the planned design of this trial or that we will not be required to conduct additional testing for this product candidate. If we experience delays completing—or if we terminate—any of our clinical studies, or if we are required to conduct additional clinical studies, the commercial prospects for our product candidates may be harmed and our ability to generate product revenue will be delayed.

Failures or delays in the commencement or completion of our preclinical studies or ongoing or planned clinical trials of our product candidates could result in increased costs to us and could delay, prevent or limit our ability to generate revenue and continue our business.

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

•	severe or unexpected drug-related side effects experienced by patients in our clinical trials or by individuals using drugs similar to our product candidates;
•	reports from preclinical or clinical testing of other RNA therapies that raise safety or efficacy concerns; or
•	difficulties retaining patients who have enrolled in a clinical trial but may be prone to withdraw due to lack of efficacy, side effects, personal issues or loss of interest.

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

Positive results from the clinical trials and preclinical testing of our product candidates are not necessarily predictive of the results of our ongoing and planned clinical trials of our product candidates. If we cannot achieve positive results in our clinical trials for our product candidates, we may be unable to successfully develop, obtain regulatory approval for and commercialize them.

Positive results from the clinical trials and preclinical testing of our product candidates in vitro and in vivo may not necessarily be predictive of the results from our ongoing and planned clinical trials in humans. For example, the interim results that we observed from our Phase 1/2 clinical trial of sepofarsen may not be repeated in ongoing or planned clinical trials for this candidate, and the therapeutic activity observed in prior trials may not be replicated in future clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical and early clinical development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. For example, in our Phase 1/2 clinical trial of sepofarsen, adverse events observed after longer duration of treatment included mild cystoid macular edema and lens opacities. These events were considered likely related to study medication and are consistent with those seen for other ophthalmic and intravitreal oligonucleotide therapies. While these adverse events did not result in any trial discontinuations, there can be no assurance that adverse events that are more serious will not arise in ongoing or future clinical trials of our product candidates. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval. If we fail to produce positive results in our clinical trials of our lead product candidates, the development timeline and regulatory approval and commercialization prospects for those product candidates, and, correspondingly, our business and financial prospects would be materially adversely affected.

Our RNA technologies are unproven and may not result in marketable products.

We plan to develop a pipeline of product candidates using our proprietary RNA technologies for severe genetic disorders. We believe that targeting the mRNA to restore the production of functional protein is a unique approach that we believe offers advantages versus small molecule, gene therapy and other therapeutic approaches. However, the scientific research that forms the basis of our efforts to develop product candidates is both preliminary and limited. The mechanism of action of our compounds could be different from what we today hypothesize. Also, we may discover that the molecules we develop do not possess certain properties required for a drug to be effective, such as the ability to remain stable in the human body for the period of time required for the drug to reach the target tissue or the ability to cross the cell wall and enter into cells within the target tissue for effective delivery. We may spend substantial funds attempting to introduce these properties and may never succeed in doing so. For example, while we have discovered and are developing our novel Axiomer RNA editing technology, there can be no assurance that we will be able to leverage our technology to create viable product candidates to advance into the clinic, or develop those candidates to submit for regulatory approval. In addition, product candidates based on RNA technologies may demonstrate different chemical and pharmacological properties in humans than they do in laboratory studies or animals. Even if our product candidates have successful results in animal studies, they may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems or other existing treatments in unforeseen, ineffective or harmful ways. Our RNA technologies may provoke an unwanted immune response, or immunogenicity, which may neutralize the therapeutic effects of our product candidates and could result in harmful outcomes for patients. As a result, we may never succeed in developing a marketable product, we may not become profitable and the value of our ordinary shares would decline.

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

If we are not able to obtain and maintain orphan product exclusivity for sepofarsen, QR-411 or QR-421a, eluforsen, or obtain such status for future product candidates for which we seek this status, or if our competitors are able to obtain orphan product exclusivity before we do, we may not be able to obtain approval for our competing products for a significant period of time.

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

We intend to seek a breakthrough therapy designation for sepofarsen, QR-411 and QR-421a, QR-1123, eluforsen and we may do so for other product candidates as well. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

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

We have obtained fast track designation for sepofarsen for LCA,  eluforsen for CF and QR-421a for Usher syndrome and retinitis pigmentosa. We intend to seek fast track designation for QR-411, and we may do so for other product candidates as well. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation, and even if we believe one or more of our product candidates is eligible for this designation, we cannot be sure that the FDA would decide to grant it. Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

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

If third parties on which we depend to conduct our preclinical studies or any clinical trials do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development programs could be delayed with materially adverse effects on our business, financial condition, results of operations and prospects.

We rely on CROs, clinical data management organizations and consultants to design, conduct, supervise and monitor preclinical studies and clinical trials for our product candidates. We and our clinical investigators and CROs are required to comply with various regulations, including Good Clinical Practices, or GCP, which are enforced by the FDA, and guidelines of the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable foreign regulatory authorities to ensure that the health, safety and rights of patients are protected in clinical development and clinical trials, and that trial data integrity is assured. Regulatory authorities ensure compliance with these requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our investigators or CROs fail to comply with applicable requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or other comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with such requirements. In addition, our clinical trials must be conducted with products produced under current Good

Manufacturing Practice, or cGMP, requirements, which mandate the methods, facilities and controls used in manufacturing, processing and packaging of a drug product to ensure its safety and identity. Failure to comply with these regulations may require us to repeat preclinical studies and clinical trials, which would delay the regulatory approval process.

Our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical and preclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed. Additionally, any significant delays could cause us to miss diligence milestones under our license agreements and could cause licensors to terminate the agreements, which would further harm our business, financial condition, results of operations and prospects.

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

If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of preclinical studies or clinical trials or meet expected deadlines, our clinical development programs could be delayed and otherwise adversely affected. In all events, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. The FDA and the EMA require clinical trials to be conducted in accordance with GCP, including for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Any such event could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on third-party manufacturers and suppliers and we intend to rely on third parties to produce preclinical, clinical and commercial supplies of our product candidates.

We rely on third parties to supply the materials and components for, and manufacture, our research and development, preclinical and clinical trial supplies. We do not own manufacturing facilities or supply sources for such components and materials. There can be no assurance that our supply of research and development, preclinical and clinical development drugs and other materials will not be limited, interrupted, restricted in certain geographic regions or of satisfactory quality or continue to be available at acceptable prices. In particular, any replacement of our drug product formulation manufacturer could require significant effort and expertise because there may be a limited number of qualified replacements.

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

We expect to continue to rely on third party manufacturers if we receive regulatory approval for any product candidate. To the extent that we have existing, or enter into future, manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our or a third party’s failure to execute on our manufacturing requirements could adversely affect our business in a number of ways, including:

•	an inability to initiate or continue preclinical studies or clinical trials of product candidates under development;
•	delay in submitting regulatory applications, or receiving regulatory approvals, for product candidates;
•	loss of the cooperation of a collaborator;
•	subjecting our product candidates to additional inspections by regulatory authorities;
•	requirements to cease distribution or to recall batches of our product candidates; and
•	in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for our products.

If a collaborative partner terminates or fails to perform its obligations under an agreement with us, the commercialization of our product candidates, if approved, could be delayed or terminated.

We are parties to, and we may from time to time in the future pursue collaborative arrangements for the development and commercialization of our product candidates, if approved. For example, we entered into a collaboration with Ionis Pharmaceuticals, pursuant to which we in-licensed our product candidate QR-1123 in exchange for upfront, milestone and royalty payments.  However, the development of QR-1123 depends on our ability to maintain this collaboration, and there can be no assurance that we will realize the intended benefits of this arrangement, nor can there be any assurance that the consideration that we have paid and are obligated to pay in the future, as well as the investment that we have made and intend to make to develop QR-1123, will yield any returns.

In addition, we intend to consider strategic alternatives that include spinouts, out-licensing or collaborative partnerships to develop and commercialize our RNA technologies or programs. If we enter into future collaborative arrangements for the commercialization of our product candidates or similar arrangements and any of our collaborative partners does not devote sufficient time and resources to a collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially adversely affected. In addition, if any such future collaboration partner were to breach or terminate its arrangements with us, the commercialization of our product candidates could be delayed, curtailed or terminated.

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

We rely, and will continue to rely, on intellectual property rights licensed from third parties to protect our technology. We are a party to licenses that give us rights to third-party intellectual property that are necessary or useful for our business. For instance, we have a license from Massachusetts General Hospital, or MGH, to patent rights that relate to certain RNA targeting technologies for generating functional proteins. Pursuant to this agreement, we have an exclusive, sublicensable and royalty-bearing license from MGH for the exploitation of the in-licensed intellectual property rights in all therapeutic indications in the field of cystic fibrosis. For our LCA program we have a world-wide exclusive sublicensable and royalty-bearing license to patent rights owned by the Radboud University Medical Center, or Radboud, and to patent rights owned by Inserm Transfert, or Inserm, for the commercial exploitation of antisense oligonucleotides that cause exon skipping in CEP290 pre-mRNA. For our Usher program we have a world-wide exclusive sublicensable and royalty-bearing license to patent rights owned by Radboud, for the commercial exploitation of antisense oligonucleotides that cause exon skipping in USH2A pre-mRNA. For our adRP program we have a world-wide exclusive license to patent rights owned by Ionis Pharmaceuticals, Inc. for the commercial exploitation of gapmers that target mutated Rhodopsin (P23H) mRNA.

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

Our success will further depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. MGH, Ionis, Radboud and Inserm, as well as our other licensors, may not successfully prosecute the patent applications licensed to us. Even if patents issue or are granted, MGH, Ionis, Radboud and Inserm, or our other licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue litigation less aggressively than we would. Further, the license agreements may not provide us with a complete freedom to operate in the respective fields, which would allow for third parties to develop competing products. Without protection for, or exclusive right to, the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

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

Our commercial success depends upon our ability to develop, manufacture, market and sell our product candidates, and to use our proprietary technologies without infringing the proprietary rights of third parties. We cannot guarantee that none of our product candidates, their manufacture, use, sale, offer for sale, or importation into the United States or into any country of the EEA will be held to infringe a third party patent. As a result, we may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including litigation in a Federal District court, or an interference or a post grant proceeding before the U.S. PTO or litigation in foreign courts or proceedings before foreign patent offices. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. We are aware of an issued U.S. patent with claims directed to purified DNA and RNA molecules encoding a CFTR protein or a mutant CFTR protein containing a F508del mutation. Although we believe that the claims of this patent are not valid or infringed, particularly in light of the U.S. Supreme Court decision regarding the patentability of naturally occurring nucleic acids, the patent owner may nonetheless initiate litigation. In addition, we are aware of patent positions related to the use of antisense oligonucleotides in the treatment of DEB, for which we have initiated negotiations to enter into exclusive license agreements. We have not entered into such license agreements, and there can be no guarantee that we will enter into such agreements on these positions on commercially reasonable terms or at all. If we do not enter into such license agreements, the patent owner(s) may initiate litigation for potential patent infringement. Any such litigation would cause us to incur substantial expenses, which would be costly and divert our management’s attention, and there is no assurance that a court would find in our favor on questions of infringement or validity.

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

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities or affect our ability to profitably sell any product candidates for which we obtain marketing approval.

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

The Affordable Care Act, or ACA, among other things, imposes a significant annual fee on companies that manufacture or import branded prescription drug products. It also contains substantial new provisions intended to broaden access to health insurance, reduce or constrain the growth of health care spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, and impose additional health policy reforms, any of which could negatively impact our business. The ACA is likely to continue the downward pressure on pharmaceutical and medical device pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. One Executive Order directs federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. The second Executive Order terminates the cost-sharing subsidies that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017.  Further, on June 14, 2018, U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $ 12 billion in ACA risk corridor payments to third-party payors who argued were owed to them. The effects of this gap in reimbursement on third-party payors, the viability of the ACA marketplace, providers, and potentially our business, are not yet known.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance and delaying the implementation of certain ACA-mandated fees. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the Tax Cuts and Jobs Act of 2017, the remaining provisions of the Affordable Care Act are invalid as well. While the Trump Administration and CMS have both stated that the ruling will have no immediate effect, and on December 30, 2018 the Texas District Court Judge issued an order staying the judgment pending appeal, it is unclear how this decision, subsequent appeals and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and our business. In December 2018, the Centers for Medicare and Medicaid Services, or CMS, published a final rule permitting further collections and payments to and from certain Affordable Care Act qualified health plans and health insurance issuers under the Affordable Care Act risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. In addition, CMS has recently published a final rule that would give states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013, and due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2027 unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The U.S. Department of Health and Human Services, or HHS, has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. For example, in September 2018, CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019, and in October 2018, CMS proposed a new rule that would require direct-to-consumer television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product. Although a number of these, and other proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Further, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017, or the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug, which could have an adverse effect on customers for our product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

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

We have limited experience in drug development. As our product candidates enter and advance through preclinical studies and clinical trials, we will need to expand our development, regulatory and manufacturing capabilities or contract with other organizations to provide these capabilities for us. In the future, we expect to have to manage additional relationships with collaborators or partners, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs and adversely affect our business.

Despite the implementation of security measures, our information technology and other internal infrastructure systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. A significant disruption in the availability of our information technology and other internal infrastructure systems could cause interruptions in our collaborations with our partners and delays in our research and development work. For instance, the loss of preclinical or clinical data involving our product candidates could result in delays in our development and regulatory filing efforts and significantly increase our costs. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our product candidates could be delayed.

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

European data collection is governed by restrictive regulations governing the use, processing, and cross-border transfer of personal information.

The collection and use of personal health data in the European Union is was governed by the provisions of the Data Protection Directive, and which, as of May 25, 2018, has been superseded by the GDPR. These directives impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The Data Protection Directive and GDPR also impose strict rules on the transfer of personal data out of the European Union to the United States. Failure to comply with the requirements of the Data Protection Directive, the GDPR, and the related national data protection laws of the European Union Member States may result in fines and other administrative penalties. While the Data Protection Directive did not apply to organizations based outside the EU, the GDPR has expanded its reach to include any business, regardless of its location, that provides goods or services to residents in the EU. This expansion would incorporate any potential clinical trial activities in EU member states. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information” which includes health and genetic information of data subjects residing in the EU. GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the European Union to the United States or other regions that have not been deemed to offer “adequate” privacy protections. Failure to comply with the requirements of the GDPR and the related national data protection laws of the European Union Member States, which may deviate slightly from the GDPR, may result in fines of up to 4% of global revenues, or €20,000,000, whichever is greater. As a result of the implementation of the GDPR, we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our ordinary shares.

In June 2016, a majority of voters in the United Kingdom voted to withdraw from the European Union in a national referendum, commonly referred to as Brexit. On March 29, 2017, the U.K. Prime Minister formally delivered the notice of withdrawal. The withdrawal of the United Kingdom from the European Union will take effect either on the effective date of the withdrawal agreement or, in the absence of agreement, two years after the notice of withdrawal, unless the European Council, in agreement with the United Kingdom, unanimously decides to extend this period or the United Kingdom unilaterally withdraws its notification of its intention to withdraw from the European Union under Article 50 of the Treaty on European Union. This withdrawal has involved a process of lengthy negotiations between the United Kingdom and EU Member States to determine the future terms of the United Kingdom’s relationship with the European Union.

These developments have had and may continue to have a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the U.K. financial and banking markets, as well as on the regulatory process in the United Kingdom and Europe. As a result of this uncertainty, global financial markets could experience significant volatility, which could adversely affect the market price of our ADSs. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility. Lack of clarity about future U.K. laws and regulations as the United Kingdom determines which European Union rules and regulations to replace or replicate in the event of a withdrawal, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, could decrease foreign direct investment in the United Kingdom, increase costs, depress economic activity and restrict our access to capital. If the United Kingdom and the European Union are unable to negotiate acceptable withdrawal terms or if other EU Member States pursue withdrawal, barrier-free access between the United Kingdom and other EU Member States or among the EEA overall could be diminished or eliminated.

We may also face new regulatory costs and challenges that could have an adverse effect on our operations. Depending on the terms of Brexit, the United Kingdom could lose the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers that could make our doing business in Europe more difficult. In addition, currency exchange rates in the pound sterling and the euro with respect to each other and the U.S. dollar have already been adversely affected by Brexit. Furthermore, at present, there are no indications of the effect Brexit will have on the pathway to obtaining marketing approval for any of our product candidates in the United Kingdom, or what, if any, role the EMA may have in the approval process.

Inadequate funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future shutdowns of other government agencies, such as the SEC, may also impact our business through review of our public filings and our ability to access the public markets.

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

As at December 31,  2018 we had € 105,580,000 in cash and cash equivalents. To date, our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of twelve months or less. Savings and deposit accounts generate a small amount of interest income. Any future investments may include term deposits, corporate bonds, money market funds and government securities, all in accordance with our cash management policy. These investments are subject to general credit, liquidity, market and interest rate risks. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.

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

The use of our product candidates in preclinical studies, in clinical trials and the sale of any of our product candidates if approved, exposes us to the risk of product liability claims. Product liability claims might be brought against us by patients, healthcare providers or others selling or otherwise coming into contact with our product candidates. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, including as a result of interactions with alcohol or other drugs, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we become subject to product liability claims and cannot successfully defend ourselves against them, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in, among other things:

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

Our ability to use our net operating losses, or NOLs, in the Netherlands is currently limited and may be further limited. Under Dutch income tax law, tax loss carry-forwards are subject to a time limitation of nine years. As at December 31, 2018, we had a total of approximately  €  163 million tax loss carry-forwards available for offset against future taxable profits. The first amount of the tax loss carry-forwards will expire in 2021. There is also a risk that due to regulatory changes such as suspensions on the use for NOLs, our existing NOLs could expire or otherwise become unavailable to offset future income tax liabilities. For these reasons, we may not be able to use a material portion of the NOLs, even if we attain profitability.

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

The trading price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. For example, the price of our ordinary shares, which reached its high record of $ 27.60 per share at the close of the trading on March 16, 2015, decreased as low as $ 2.75 per share at the close of the trading on December 12, 2017. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this annual report, these factors include:

•	the presentation of data at industry conferences by us and/or our competitors;

•	the responses to any of our IND applications with the FDA and any of our CTA applications with the EMA;
•	any current or future preclinical or clinical trials of our product candidates, including any delays in enrollment rates or timing of these trials;
•	regulatory actions with respect to our products or our competitors’ products;
•	the recruitment or departure of key personnel;
•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
•	results of clinical trials of our competitors;
•	the success of competitive products or technologies;
•	actual or anticipated changes in our growth rate relative to our competitors;
•	regulatory or legal developments in the United States, the European Union and other jurisdictions;
•	developments or disputes concerning patent applications, issued patents or other proprietary rights;
•	the level of expenses related to any of our product candidates or preclinical or clinical development programs;
•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
•	variations in our financial results or those of companies that are perceived to be similar to us;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us;
•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
•	announcement or expectation of additional financing efforts;
•	sales of our ordinary shares by us, our insiders or our other shareholders;
•	changes in the structure of healthcare payment systems;
•	market conditions in the pharmaceutical and biotechnology sectors; and
•	general economic, industry and market conditions.

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

We may from time to time issue additional shares of our common stock or securities convertible into our common stock, including in future financings that we may undertake. On November 7, 2018, the Company filed a shelf registration statement, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units; and (b) as part of the $ 300,000,000, the offering, issuance and sale by us of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold under a sales agreement with H.C. Wainwright & Co in one or more at-the-market offerings. If we issue additional shares of our common stock or securities convertible into common stock, including pursuant to our shelf registration statement or our ATM facility, our stockholders may experience immediate dilution and, as a result, our stock price may decline. In addition, under the terms of our collaboration with Ionis, we issued 112,473 ordinary shares in November 2018 to Ionis.  In the future, we may also make future milestone payments to Ionis, certain of which will be made in equity and others in cash or equity at our discretion.

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

Our status as a PFIC for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate and may fluctuate considerably given that market prices of technology companies have been especially volatile. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash, including any cash raised pursuant to prior offerings.  Based on the average value of our gross assets and composition of our income, we believe that we were not a PFIC for the 2018 taxable year.

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

Our corporate affairs are governed by our articles of association, our internal rules and by the laws governing companies incorporated in the Netherlands. The rights of our shareholders and the responsibilities of members of our supervisory board under Dutch law are different than under the laws of some U.S. jurisdictions. In the performance of their duties, our management board and our supervisory board are required by Dutch law to consider the interests of ProQR Therapeutics, its shareholders, its employees and other stakeholders and not only those of our shareholders. Also, as a Dutch company, we are not required to solicit proxies or prepare proxy statements for general meetings of shareholders. Dutch law does not have a regulatory regime for U.S.-style proxy solicitations and, even though Dutch law accommodates voting by proxy, the solicitation of proxies is not a widely used business practice in the Netherlands. In addition, the rights of holders of shares and many of the rights of shareholders as they relate to, for example, the exercise of shareholder rights, are governed by Dutch law and our articles of association and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company.

Item 4: Information on the Company

A. History and development of the company

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases (sometimes called orphan diseases) such as Leber’s congenital amaurosis 10, Usher syndrome type 2 and autosomal dominant retinitis pigmentosa. Based on our unique proprietary RNA platform technologies, we are growing our pipeline with patients and loved ones in mind.

ProQR was founded in February 2012 by Daniel de Boer, Gerard Platenburg, the late Henri Termeer and Dinko Valerio. Mr. de Boer is a passionate and driven entrepreneur and an advocate for patients with severe genetic diseases. He has assembled an experienced team of successful biotech executives as co-founders, management team members and early investors. The team has extensive experience in the discovery and development of products in multiple therapeutic areas. As of December 31, 2018, we had raised € 251 million in gross proceeds from our public offerings of shares on the NASDAQ Global Market and private placements of equity securities. In addition, we have received grants, loans and other funding from patient organizations and government institutions supporting our programs, including from Foundation Fighting Blindness, Epidermolysis Bullosa Research Partnership, Epidermolysis Bullosa Medical Research and the Dutch government under the innovation credit program. ProQR headquarters are located in Leiden, the Netherlands.

Our legal name is ProQR Therapeutics N.V. and we were incorporated in the Netherlands, on February 21, 2012. We reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. Our company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands, telephone number +31 88 166 7000. The name and address of our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011. We also rent offices in the United States in Cambridge, MA.

Since September 18, 2014, our ordinary shares have been listed on the NASDAQ Global Market under the ticker symbol PRQR.

B. Business overview

We are an innovative biopharmaceutical company engaged in the discovery and development of RNA-based therapeutics for the treatment of severe genetic rare diseases. Utilizing our RNA platform, we are building a pipeline of therapeutics for patients in need. Our drug development programs are based on single-stranded RNA oligonucleotides that are chemically modified to enhance stability and cellular uptake, and intended to correct the underlying cause of the disease through repairing the genetic defect in the RNA. While all our compounds are RNA-based, a variety of mechanisms of actions may be used depending on the type of mutation causing the disease. We believe that this targeted approach offers several advantages compared to other therapeutic approaches in the treatment of the rare genetic diseases we target.

Our current pipeline consists of programs in ophthalmology and dermatology. In ophthalmology, we have a deep and broad pipeline with sepofarsen (formerly named QR-110) for Leber’s congenital amaurosis 10, or LCA10 as our most advanced program. We are currently planning to start a potential pivotal Phase 2/3 clinical trial with sepofarsen during the first half of 2019 while completing a Phase 1/2 clinical trial that reported a rapid and sustained improvement in vision during an interim analysis. In dermatology, our most advanced program, QR-313, targets dystrophic epidermolysis bullosa, or DEB, a severe genetic blistering skin disease. We recently announced that post a planned interim analysis from our ongoing blinded Phase 1/2 clinical trial and a strategic review of our portfolio, further development of this program will be conducted by Wings Therapeutics.

Beyond our clinical portfolio, we have discovered and developed a novel proprietary RNA editing platform technology called Axiomer®. Axiomer’s editing oligonucleotides, or EONs, are designed to recruit endogenous Adenosine Deaminases Acting on RNA, or ADAR, enzymes to make single nucleotide changes in the RNA in a highly specific and targeted manner at a desired location. We believe our Axiomer platform may be applicable to more than 20,000 disease-causing mutations.

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

Our RNA Repair Technologies

DNA contains genes that provide the instructions for the body to make all the functional building blocks of the cells, such as proteins. To get from DNA to protein, the cell first copies the information in the DNA into RNA during a process called transcription. The RNA then acts as the blueprint for making proteins during a process called translation. Genetic diseases are caused by mutations, or defects, in the DNA. These mutations are copied into the RNA blueprint, which means the resulting protein is also made incorrectly. The result is a missing, defective or toxic protein that prevents the cell from carrying out its normal function causing the disease.

We have gathered a toolbox of novel RNA repair technologies with which we believe we can use to target genetic diseases that are currently untreatable or have limited effective treatment options. Repairing RNA can take away the underlying genetic cause of the disease without having to make permanent changes to a patient’s DNA. Our current molecules are all single-stranded RNA-based oligonucleotides that are chemically modified so that no vector or envelope is needed for delivery.

The toolbox of technologies range from splice correction in which we aim to restore normal messenger RNA and protein, exon skipping in which we aim to exclude the mutated part of the RNA and restore protein function to a gapmer technology that could prevent the formation of a toxic mutated protein. We believe our RNA repair approach has several advantages over DNA approaches such as gene therapy and gene editing. These RNA repair approaches could allow us to develop novel RNA therapies for genetic diseases and make a meaningful impact on the lives of patients suffering from them.

Research and development pipeline

Sepofarsen for Leber’s Congenital Amaurosis 10

Leber’s Congenital Amaurosis (LCA) is the most common genetic cause of blindness in childhood of which LCA10 is one of most severe forms. People with LCA10 typically become blind within the first few years of life and there are currently no approved therapies. The most common mutation is the p.Cys998X (also known as c.2991+1655A>G) in the CEP290 gene. Although prevalence rates vary, based on our estimations, we believe this mutation occurs in approximately 2,000 patients in the Western world.

We are developing sepofarsen (formerly named QR-110) for patients who have LCA10 due to the p.Cys998X mutation. Sepofarsen aims to repair the underlying cause in the RNA by splice correction. This RNA splice correction is designed to result in the production of the normal, or wild type, CEP290 protein stopping or potentially reversing the disease. Sepofarsen is designed to be administered through intravitreal injections in the eye.

A Phase 1/2 clinical trial is ongoing in adults and children with LCA10 due to the p.Cys998X mutation. In September 2018, we reported an interim analysis confirmed clinical proof-of-concept as shown by a rapid and sustained improvement in vision in the majority of patients. In January 2019, we reached agreement with the U.S. Food and Drug Administration (FDA) on the design of a proposed Phase 2/3 clinical trial for sepofarsen. This planned Phase 2/3 clinical trial, named ILLUMINATE, is expected to start during the first half of 2019 and could serve as the sole registration trial for the program. Beyond sepofarsen, we have an additional discovery-stage program, QRX-136, for another mutation in CEP290.

Sepofarsen has been granted orphan drug designation by the FDA and European Commission and received fast track designation by the U.S. FDA.

QR-421a and QR-411 for Usher syndrome type 2

Usher syndrome is the leading cause of combined hearing loss and blindness. To date, there are no therapies approved or product candidates in clinical development that treat the vision loss associated with the disease. Usher syndrome type 2 is one of the most common forms of Usher syndrome and is caused by mutations in the USH2A gene which encodes a protein called usherin.

We are developing QR-421a for USH2A exon 13 mutations and QR-411 for the USH2A PE40 mutation. In the Western world, approximately 16,000 patients have vision loss due to mutations in exon 13 of the USH2A gene and approximately 1,000 patients are affected by the PE40 mutation. Both product candidates are RNA therapies intended to be administered by intravitreal injections and that aim to restore functional usherin protein in the eye to restore vision. Beyond QR-421a and QR-411 we have an additional discovery-stage program, QRX-461, for another mutation in USH2A.

Clinical development of QR-421a has begun and we plan to announce data from the ongoing Phase 1/2 safety and efficacy trial, named STELLAR, in mid-2019. QR-411 is currently in preclinical testing.

QR-421a and QR-411 have received orphan drug designation from the FDA and EMA. QR-421a was also granted fast track designation by the FDA.

QR-1123 for autosomal dominant retinitis pigmentosa

Autosomal-dominant retinitis pigmentosa (adRP) is characterized by progressive loss of vision. Symptoms typically start in early teenage years and include night blindness and reduction of the peripheral vision leading to tunnel vision. Eventually patients lose their central vision and become completely blind during adulthood. In the United States the P23H mutation in the RHO gene is the most common mutation causing adRP and affects approximately 2,500 patients.

We are developing QR-1123 that was discovered by Ionis Pharmaceuticals and in-licensed by us in October 2018. QR-1123 is designed for the treatment of P23H adRP by suppressing the formation of the toxic mutant protein. By mutant-specific knockdown, QR-1123 selectively targets the mutant P23H RNA for destruction by RNase H1 cleavage without affecting the wild-type RNA. By reducing the mutant RNA, the resulting toxicity-induced loss of photoreceptors and subsequent loss of vision can potentially be stopped or reversed.

Currently, the QR-1123 program is undergoing the final preparation stages for IND submission. We plan to advance the QR-1123 program into a Phase 1/2 clinical trial during 2019.

QR-313 for Dystrophic Epidermolysis Bullosa (DEB)

Dystrophic epidermolysis bullosa (DEB) is a devastating skin disease that results in severe blistering and poorly healing wounds over the entire body, including mucosal membranes. Patients with the recessive form of DEB (RDEB) have a limited life expectancy and low quality of life. There is currently no treatment available for DEB besides intensive and costly palliative care. DEB is caused by mutations in the COL7A1 gene which leads to an absence of functional collagen type VII (C7) protein which is essential for the formation of anchoring fibrils that link the outer layers of skin, the epidermis, to the dermis.

We are developing QR-313 for exon 73 mutations in the COL7A1 gene. Approximately 2,000 DEB patients in the Western world have a mutation in this part of the gene. QR-313 is designed to be topically applied to  a patient’s wounds as a hydrogel and aims to restore functional C7 protein that is able to form anchoring fibrils to improve the strength of the skin. Beyond QR-313, we have a pipeline of discovery-stage programs for other mutations that cause DEB.

Subsequent to a planned interim analysis and strategic review, management has elected to transfer conduct and completion of the ongoing Phase 1/2 study to Wings Therapeutics. The ongoing Phase 1/2 trial in patients with DEB due to a mutation in exon 73 will remain blinded and continues to enroll patients. ProQR will work closely with Wings Therapeutics and EBRP to support its efforts to advance QR 313 for patients with DEB.

QR-313 has received orphan drug designation from the FDA and EMA.

Eluforsen for Cystic Fibrosis (CF)

Cystic fibrosis (CF) causes viscous mucus to accumulate in vital organs disrupting several processes in the body. Pancreatic enzymes are blocked from entering the intestines and the thick layer of mucus in the lungs is a great environment for destructive bacteria. The thick mucus makes it hard to clear the lungs from these bacteria and results in regular infections and inflammation. This process injures the lungs and leads to frequent hospitalizations and lung failure.

We are developing eluforsen for the most common mutation causing CF, the F508del mutation in the CFTR gene, affecting approximately 85% of all CF patients. Two global clinical trials for eluforsen in people with CF have been completed. Study 001, a Phase 1b safety and tolerability clinical trial in 70 CF patients and Study 002, a proof of concept clinical trial in 18 CF patients. In both clinical trials eluforsen was observed to be safe and well-tolerated and both trials showed encouraging signals that eluforsen has the potential to be a meaningful therapy for people with CF that have two copies of the F508del mutation (homozygotes).

Eluforsen has received orphan drug designation from the FDA and EMA. Eluforsen was also granted fast track designation by the FDA.

Axiomer® RNA Editing Technology

The Axiomer® platform is a novel, proprietary RNA editing technology invented at ProQR. The technology is based on editing oligonucleotides, or EONs, designed to recruit ADAR enzymes (Adenosine Deaminases Acting on RNA) to make single nucleotide changes in the RNA in a highly specific and targeted manner at a desired location. The approach, for which ProQR is pursuing patent protection, allows the recruitment of endogenous ADARs by using EONs as the sole drug modality, doing away with the need for overexpression of (artificial) ADAR proteins, guide RNAs or other large, complex components.

Recruitment of endogenous RNA-editing enzymes by EONs represents a significant therapeutic opportunity for a new type of drugs that can treat genetic diseases by reversing the underlying mutations. ADARs are present in most human cells and naturally make adenosine-to-inosine (A-to-I) changes in RNA. Since an inosine is interpreted by the cell as a guanosine, an EON-mediated, targeted editing reaction has the potential to effectively modify any chosen adenosine (A) in any RNA to a guanosine (G). This can either restore the original sequence, or bring about an intended de novo A to G change, in order to treat genetic disease. Current estimations point to over 20,000 G to A mutations in the human population that cause disease.

In vitro and in vivo work indicates that the EONs are generally applicable for the correction of mRNA G-to-A mutations. Together with the leading academic experts in RNA editing, we continue to advance our Axiomer RNA Editing technology to develop therapies for genetic diseases.

Early stage pipeline

Beyond the programs mentioned above we have additional early stage programs in our pipeline targeting genetic diseases with profound unmet medical need.

QR-504 for Fuchs endothelial corneal dystrophy

Fuchs’ endothelial corneal dystrophy 3 (FECD3) is a common, autosomal dominant, degenerative condition of the eye. With age the endothelial cells are lost, ultimately leading to progressive corneal clouding, reduced vision and painful epithelial bullae. There are currently no treatment options other than corneal (endothelium) transplantation for patients with advanced disease. The availability of donors, risk of rejection and the inherent risk of an invasive procedure are some of the limitations of this procedure. FECD3 is caused by a trinucleotide CTG repeat expansion in the TCF4 gene. It is estimated that FECD affects more than 4% of individuals over the age 40 in the U.S., and similar prevalence is noted for other global regions. The mutated TCF4 mRNAs accumulate as nuclear RNA foci and globally disrupt mRNA splicing in the corneal endothelial cells. QR-504 targets the mutated mRNA with the aim to reduce the accumulation and splicing disruption. QR-504 is currently in discovery stage and we intend to commence IND-enabling studies.

QR-1011 for Stargardt’s disease

Stargardt’s disease is the most common inherited macular dystrophy causing progressive loss of central vision. Most patients with Stargardt’s disease will progress to legal blindness or worse as they age. Currently, there is no treatment available. It is associated with mutations in the ABCA4 gene resulting in the loss of photoreceptor cells in the retina. The c.5461-10T>C mutation affects about 7,000 patients in the Western world and leads to aberrant splicing of ABCA4 mRNA. QR-1011 aims to restore normal splicing leading to the production of wild type mRNA and protein thereby stopping or potentially reversing the disease. QR-1011 is currently in the advanced lead optimization phase.

QRX-704 for Huntington’s Disease

Huntington’s disease (HD) is an inherited progressive neurodegenerative disease, and one of the most common genetic disorders. Symptoms include involuntary movements, incoordination, impaired speech, cognitive decline and depression. Patients with HD have a shortened life expectancy and there is currently no disease-modifying treatment available. The disease is caused by an expanded repeat of CAG nucleotides in the HTT gene, resulting in a mutated huntingtin protein that is cleaved into toxic fragments, which accumulate in nerve cells. QRX-704 is designed to modify HTT mRNA to prevent the formation of the toxic fragments, while the huntingtin protein remains functional. QRX-704 is currently in discovery stage.

Our Strategy

We are dedicated to improving the lives of patients and their loved ones through the development of RNA therapies for severe genetic rare diseases. We believe the strategy as outlined below enables us to build a sustainable independent business which creates value for all stakeholders involved. Key elements of our strategy include:

•

Develop drugs for patients in need. Through our patient-centric approach we work to develop best-in-class therapies and to advance the understanding of conditions that we target. As RNA therapies have become an established modality, we are translating new applications in a pipeline of products for patients suffering from rare diseases.

•

Rapidly advance our ophthalmology platform. The initial results of sepofarsen in restoring vision as observed during the interim analysis of the Phase 1/2 trial have built confidence in the potential opportunity for RNA therapies in treating genetic eye diseases. Therefore, we plan to rapidly advance our programs in ophthalmology for a range of genetic eye diseases for which there are no or limited treatment options. As part of our five-year plan known as our “ProQR Vision 2023 strategy”, by 2023, we aim to obtain marketing approvals for the first two products in our ophthalmology pipeline, and build a deep pipeline of ten or more programs beyond those two products, of which we expect three to be in late stage development.

•

Commercialize portfolio of ophthalmic medicines independently. We plan to commercialize our portfolio of medicines for inherited retinal diseases (IRDs) independently in North America and Europe, and seek partners for other geographic areas. While building the commercial infrastructure for an expected commercial launch of sepofarsen in 2021, we expect this same infrastructure to serve patients with other IRDs like Usher syndrome or Stargardt’s disease as IRD patients are typically seen by one of the 30 IRD hub centers.

•

Leverage our pipeline through strategic consideration of out-licensing, spinouts or collaborative partnerships. We plan to continue to advance the programs and technologies in our discovery pipeline beyond ophthalmology and selectively engage with partners for development and commercialization of programs and products that we do not intend to independently develop.

•

Expand our Axiomer RNA-editing platform into select therapeutic areas. Our novel and proprietary RNA editing platform technology, Axiomer, is a new way to use oligonucleotides to edit single nucleotides in the RNA. We believe our Axiomer technology may be applicable to more than 20,000 disease-causing mutations. In 2019 and beyond, we plan to build out Axiomer in select therapeutic areas and continue to validate and create value for the platform through pursuing licensing, partnering and other strategic relationships.

Patient Centric Approach

ProQR aims to develop best-in-class therapies as well as to improve patient care through awareness, education, and advancing the understanding of conditions that we target. In order to achieve this goal, ProQR strives to integrate the patient voice into our decision-making throughout the drug development process as we believe that a patient-centric strategy is crucial to our success. Therefore, our Patient and Medical Community Engagement (PMCE) team actively collaborates with and listens to the communities we serve to ensure that the patient voice is represented internally.

Sepofarsen for Leber’s Congenital Amaurosis 10 (LCA10)

LCA background

Leber’s Congenital Amaurosis (LCA) is the most common genetic cause of blindness in childhood. The p.Cys998X mutation (also known as c.2991+1655A>G) in the CEP290 (Centrosomal protein of 290 kDa) gene is the most prevalent mutation which generally accounts for the most severe disease phenotype (LCA10). This mutation leads to significant decrease in CEP290 protein within the photoreceptor cells in the retina. Patients affected by this mutation typically lose sight in the first years of life. Clinical features of LCA10 include loss of vision, involuntary eye movement or nystagmus, abnormalities of pupil reactions and no detectable photoreceptor electrical signals on electroretinography (ERG).

Representation of the p.Cys998X mutation causing LCA10

Wild-type
LCA10
Outer segment
Connecting cilium
Inner segment
Nucleus
mRNA
pre-mRNA
DNA
protein
CEP290
mRNA
Exon 26
Exon 27
pre-mRNA
Exon 26
Exon 27
Exon 26
X
Exon 27
Exon 26
X
Exon 27

LCA genetics

More than 20 genes have been associated with the genetic defect that causes LCA. The most common mutation is the p.Cys998X in the CEP290 gene causing LCA10. The p.Cys998X mutation is a single nucleotide substitution in the CEP290 gene that creates a new splice site, also called a cryptic splice site, between exon 26 and 27. During the splicing of the pre-mRNA this causes a part of the intron, or pseudoexon, to be included in the mRNA. The pseudoexon contains a premature stop codon thus the mRNA is not translated into the full length CEP290 protein. CEP290 protein is involved in the formation and stability of the connecting cilium in photoreceptor cells, which facilitates the transport of proteins from the inner segment to the outer segment of the cell. When CEP290 is absent, there is a disturbance in normal protein transport to the outer segments of the photoreceptor cell which provokes the shortening of the outer segment and its inability to perform its light transducing function.

LCA Prevalence and Diagnosis

LCA affects about 15,000 patients in the Western world. Although diagnosis rates vary, our estimations indicate the most common p.Cys998X mutation occurs in approximately 2,000 patients in the Western world.

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

Approaches for the Treatment of LCA10

There are currently no disease modifying treatments approved for patients with p.Cys998X associated LCA10 and disease management is currently supportive in nature. The eye is highly suitable for oligonucleotide therapies as it is a contained organ with physical cellular barriers. These natural barriers strongly limits the free entry and exit of cells and larger molecules in and out of the eye, therefore limiting the systemic exposure of locally administered therapies.

Sepofarsen for LCA10, splice correction for p.Cys998X CEP290 mRNA

Outer segment
Connecting cilium
Inner segment
Nucleus
Sepofarsen
protein
CEP290
mRNA
Exon 26
Exon 27
Sepofarsen
pre-mRNA
Exon 26
Exon 27

Sepofarsen for the treatment of LCA10

Sepofarsen (formerly named QR-110) is designed to treat LCA10 by splice correction. By binding to the pre-mRNA sepofarsen aims to silence the cryptic splice site caused by the p.Cys998X mutation. The splicing machinery can thus process the pre-mRNA correctly resulting in normal mRNA and we expect the production of full-length functional wild type CEP290 protein. Sepofarsen is designed to be administered by intravitreal injection.

Sepofarsen has received orphan drug designation from the U.S. FDA and European Commission. Sepofarsen was also granted fast track designation by the U.S. FDA.

Sepofarsen binds to pre-mRNA and silences the cryptic splice site leading to production of normal mRNA

Clinical Development for Sepofarsen

The activity seen in our preclinical models of LCA10 provided strong support for the clinical development and therapeutic potential of sepofarsen. The clinical development of sepofarsen began in the second half of 2017 with a

Phase 1/2 open-label, multiple dose, dose escalation study to evaluate the safety and tolerability of sepofarsen, study PQ-110-001.  This trial is currently ongoing (enrollment complete) and includes five children (age 8 - 17 years) and six adults (≥ 18 years) who have LCA10 due to one or two copies of the p.Cys998X mutation in the CEP290 gene. Participants were to receive up to four intravitreal injections of sepofarsen into one eye; every three months. Based on updated data suggesting a longer half-life of sepofarsen in the retina, dosing of patients has been adjusted to once every six months after receiving their first 2 injections 3 months apart. The study is being conducted in three centers with significant expertise in genetic retinal disease in the U.S. and Europe.

The primary objectives of the trial are safety and tolerability. Secondary objectives include the pharmacokinetics and restoration/improvement of visual function and retinal structure through ophthalmic endpoints such as best-corrected visual acuity (BCVA), full-field stimulus testing (FST), optical coherence tomography (OCT), pupillary light reflex (PLR), mobility course and oculomotor instability (OCI). Reports of substantial improvement in vision in one subject led to the decision to perform an interim analysis of data collected as of August 16, 2018.

Safety data

At the time of the interim analysis (August 16, 2018), treatment-emergent adverse events (TEAEs) reported were mostly mild and there had been no signs of intraocular inflammation. Mild local reactions related to the injection procedure such as conjunctival hemorrhage were reported; such events are typical with intravitreal injection. To support regulatory discussions (in December 2018) related to advancing the program into a potential registrational trial, a further safety follow-up was conducted after the interim analysis, in which, adverse events observed after longer duration of treatment included mild cystoid macular edema and lens opacities. The cystoid macular edema was observed in two patients in the highest dose tested and was responsive to standard of care treatment. There were six participants with lens opacities, of which three went on to have corrective lens replacement. These events were considered likely related to study medication and are consistent with those seen for other ophthalmic and intravitreal oligonucleotide therapies.  Dosing adjustments (dose and dosing interval) were made. There have been no discontinuations from the study.

Efficacy data

The interim analysis of efficacy data from PQ-110-001 confirmed clinical proof-of-concept as shown by improvement in BCVA and supported by improvement in performance on the mobility course and reduced involuntary eye movement (nystagmus). Mechanistic proof-of-concept was confirmed by improvement in FST. Importantly, the four endpoints analyzed showed concordant improvement (Table 1). In approximately 60% of subjects, multiple independent measures of visual function were improved in the treated eye, but not in the contralateral eye.

Table 1 Summary of Efficacy Endpoints Assessed for the Interim Analysis (Data Cutoff 16 August 2018)

Endpoint	Units	Direction Showing Improvement	Responder Threshold	Change from Baseline at Month 3 Mean (SEM)
				Treated	Untreated
Overall
Best corrected visual acuity (ETDRS/BRVT) (n=8)	LogMAR	↓= improved	> -0.3	-0.67 (0.32)	0.02 (0.05)
Full field stimulus red (FST red) (n=7)	cd/m2	↓= improved		-0.74 (0.35)	-0.23 (0.18)
Full field stimulus blue (FST blue) (n=7)	cd/m2	↓= improved		-0.91 (0.38)	-0.02 (0.11)
Mobility course (n=7)	Level	↑= improved	> 2	2.57 (1.19)	1.36 (1.04)
OCI (nystagmus tracking) (n=7)	Log10mm	↓= improved		-0.14 (0.08)	-0.04 (0.06)

Abbreviations: BRVT=Berkeley Rudimentary Vision Test; cd/m2=logarithm of candelas/square meter; ETDRS=Early Treatment Diabetic Retinopathy Study; LogMAR=Logarithm of the Minimum Angle of Resolution; OCI = Oculomotor Instability

Measurements of best corrected visual acuity (BCVA), functional vision (mobility), and nystagmus confirm vision improvement in these subjects. In addition, clear improvement in FST was seen at both red and blue wavelengths in the treated eye only.

BCVA is an accepted registration endpoint for treatments of retinal diseases, with a generally-accepted threshold for clinically meaningful improvement of -0.3 LogMAR (15 letters on an eye chart). At Month 3, this threshold was exceeded in treated, but not untreated eyes, in the overall population, both in adult and pediatric subjects.

Performance on a mobility course was also improved, and nystagmus was reduced. Concordant improvement in the mechanistic and functional outcome measures confirm that these observations are due to on-target benefits of sepofarsen. Results from the individual endpoints are discussed in more detail below.

Best Corrected Visual Acuity (BCVA)

To assess BCVA, either the ETDRS eye charts or BRVT eye charts (for subjects with more severe visual impairment) were used. ETDRS is useful up to LogMAR 1.6, and BVRT extends the range to LogMAR 4.0, or mere light perception.

Data from the three-month assessment of BCVA are shown for the available eight subjects in Figure 1. The dark and light green bars on the left represent mean (SEM) and median change from baseline, respectively, for the treated eye, and the gray bars (undetectable) on the right represent mean (SEM) and median change from baseline for the contralateral eye. Red triangles for the median bars represent individual subject values. The dotted horizontal line represents the clinically meaningful level of -0.3 LogMAR.

In the treated eye, both mean and median change from baseline were above the clinically meaningful threshold, while the contralateral eye showed no meaningful improvement. As can be seen in Figure 1, clinically meaningful improvement was seen in the treated eyes of 5 of the 8 subjects at Month 3, but no subject showed clinically meaningful improvement in the contralateral eye. Importantly, some subjects who were only able to perceive hand movement were able to read larger letters on the ETDRS eye chart at three-month.

Although the study was not powered to show statistical significance, comparison of the mean change from baseline in treated eyes to contralateral eyes at three-month was significant (p=0.011; Wilcoxon’s rank-sum test).

Figure 1 Mean (SEM) and Median Change from Baseline in BCVA at Month 3 (Interim Analysis)

Figure 2 Mean Change from Baseline in BCVA through Month 6 (Interim Analysis)

Figure 2 shows mean changes over time for all available BCVA measurements for the treated eye (green line) and contralateral eye (gray line). The mean for the treated eye increased to a clinically meaningful extent after the loading dose, and remained stable thereafter. Clinically meaningful improvements were observed for the treated eye but not for the contralateral eye. This figure shows the three-month data for all eight subjects but also includes the six-month data for the four patients who had reached six-months at the time of the assessment.

The FST is a sensitive mechanistic outcome measure. This test is similar to a hearing test, but instead of subjects pushing a button when they first hear a progressively louder tone, in FST they push a button when they detect a progressively brighter red or blue light flashed across the entire retina. As FST is a very sensitive test, it was hypothesized that improvement in FST would be the earliest and most sensitive indication that sepofarsen was engaging its target.

Figure 3 shows the three-month mean (SEM) change from baseline in ability to see both blue and red wavelengths. The dark bars represent the treated eye and the lighter bars represent the contralateral eye. Improvement was observed in the treated, but not the contralateral eye for both wavelengths. Figure 4 shows the stability of the response over time using all available data. Improvement in the treated eye was observed to be well maintained. This figure shows the three-month data for seven subjects but also includes the six-month data for the four patients who had reached six months at the time of the assessment.

Figure 3 Mean (SEM) Change from Baseline in Full-field Stimulus Test at Month 3 (Interim Analysis)	Figure 4 Mean Change from Baseline in Full-field Stimulus Test through Month 6 (Interim Analysis)

Mobility Course

A mobility course suitable for patients with LCA10 was developed to quantify improvements in functional vision. The tool involves different layouts of increasing complexity, using multiple light levels. In total, the series of courses produces 19 levels, with level 1 being the ability to navigate a short, straight course with a single brightly-backlit obstacle; the other end of the spectrum at level 19 is the ability to navigate a very dimly-lit complex course with multiple obstacles. Improvement is measured by the number of levels a patient is able to navigate.

Figure 5 shows the three-month mean (SEM) change from baseline in number of levels subjects are able to navigate. The green bar represents the treated eye and the gray bar represents the contralateral eye. Red triangles represent individual subject data points. Figure 6 shows the stability of the response over time using all available data. The green line represents the treated eye and the gray line represents the contralateral eye. The dotted horizontal line represents the anticipated clinically meaningful threshold for improvement of two levels, or approximately a ten-fold reduction in light required for the subject to successfully navigate the mobility course.

Clinically meaningful improvement was seen in the treated eye at three-months. Clinically meaningful improvement was also seen in the contralateral eye in some patients at three months. However, the group mean for the contralateral eye did not reach the level of being clinically meaningful. Also, this improvement in the contralateral eye appears to be transient, as shown in Figure 6.

Results from the mobility assessment support the functional significance of the best-corrected visual acuity improvement.

Figure 5 Mean (SEM) Change from Baseline in Mobility Course Results at Month 3 (Interim Analysis)	Figure 6 Mean Change from Baseline in Mobility Course Results through Month 6 (Interim Analysis)

Oculomotor instability (OCI)

Oculomotor Instability (OCI) (measurement of nystagmus) was also assessed for the interim analysis. Nystagmus is involuntary eye movements due to the inability to fixate. Oculomotor Instability quantifies nystagmus using laser tracking measurement of eye movement.

Figure 7 shows the three-month mean (SEM) change from baseline in level of nystagmus. The green bar represents the treated eye and the gray bar represents the contralateral eye. Red triangles represent individual subject data points. Figure 8 shows the stability of the response over time using all available data. The green line represents the treated eye and the gray line represents the contralateral eye. This figure shows the three-month data for seven subjects but also includes the six-month data for the four patients who had reached six months at the time of the assessment.

Nystagmus was observed to be improved in the treated eye at three months, compared to both baseline and the contralateral eye. This improvement was also noted by study investigators during their initial clinical assessment prior to OCI testing. As can be seen in the right panel, improvement in OCI was maintained in the treated eye over time, and potentially increased.

Figure 7 Mean (SEM) Change from Baseline in Oculomotor Instability at Month 3 (Interim Analysis)	Figure 8 Mean Change from Baseline in Oculomotor Instability through Month 6 (Interim Analysis)

Conclusions from Study PQ-110-001 (Interim Analysis)

Available data from the interim analysis of PQ-110-001 support the clinical proof-of-concept of sepofarsen as shown by improvement in BCVA and supported by improvement in performance on the mobility course and reduced involuntary eye movement (nystagmus). Mechanistic proof-of-concept was supported by improvement in FST. Importantly, the four endpoints analyzed showed concordant improvement. In approximately 60% of subjects, multiple independent measures of visual function were improved in the treated eye, but not in the contralateral eye. Treatment-emergent adverse events reported beyond the interim analysis were mostly mild except for three lens opacity events that were reported as moderate or severe. We intend to conduct further testing of the long-term safety and efficacy of sepofarsen, as well as initiation of trials to explore dose response in a controlled manner.

Next steps in clinical development of sepofarsen

Study PQ-110-002 is an extension study to continue to provide treatment to subjects completing study PQ-110-001 for which the benefit/risk is positive. Study PQ-110-002 will allow for additional assessment of long-term safety, tolerability and (systemic) exposure of sepofarsen, as well as efficacy assessments, including sustained efficacy. Treatment of the contralateral eye may also be initiated.

In addition, the ILLUMINATE study (PQ-110-003) will also be initiated. This study is a double-masked, randomized, controlled, multiple-dose study to evaluate the efficacy, safety, tolerability and systemic exposure of sepofarsen administered via intravitreal injection in subjects with LCA due to the CEP290 p.Cys998X mutation. ILLUMINATE will include two active dose levels and a sham control group. Efficacy assessments, including BCVA, mobility course score, retinal imaging, functional assessments of vision, patient-reported outcome (PRO) measures, as well as safety assessments will be performed at selected study visits. The primary endpoint will be assessed at 12 months of treatment, but all efficacy and safety assessments will continue to be followed during the 24-month treatment period. Treatment of the contralateral eye may also be initiated.

Beyond sepofarsen we have an additional discovery-stage program, QRX-136, for another mutation in CEP290.

Preclinical evidence for sepofarsen

We have conducted in vitro and in vivo preclinical studies that support the clinical development of sepofarsen.

Sepofarsen assessment in patient fibroblasts

Since sepofarsen targets the splicing process, the most direct measurable outcome of activity is the profiling and quantification of CEP290 transcripts (wild-type and mutant) and protein before and after treatment. In preclinical studies, sepofarsen demonstrated restoration of CEP290 wild-type (correctly spliced) mRNA and protein in cultured fibroblast cells of LCA10 patients homozygous and compound heterozygous for the p.Cys998X mutation.

Sepofarsen activity in optic cup model

Optic cups are a retinal organoid model derived from fibroblasts of a LCA10 patient harvested through skin biopsies. The cells are reprogrammed into induced pluripotent stem cells, or iPSC, and later differentiated into retinal pigmented epithelium cells and neural retinal cells, also known as three-dimensional optic cups.

The clinical and molecular relevance of the optic cup model, coupled with the absence of an animal model, makes the optic cup the best model in which to simulate the mechanisms of LCA10 and effectively test the potential of sepofarsen.

LCA10 patient derived optic cups were exposed to sepofarsen. First, we observed from the results that sepofarsen is able to enter the cells without use of any transfection agents. Second, sepofarsen elicited a dose-dependent restoration of CEP290 wild type mRNA expression. And third, increased CEP290 mRNA expression was also associated with an increase in functional measures such as percentage of ciliated cells and the length of the cilia.

Retinal Distribution of sepofarsen

Using labelled sepofarsen administered via intravitreal injection into wild type mice eyes, we demonstrated that sepofarsen enters the target cells of the retina, including the photoreceptor cells. Sepofarsen has a long tissue half-life, with a current estimation of approximately 200 days based on data obtained in a non-human primate model for a closely related oligonucleotide.

QR-421a and QR-411 for Usher Syndrome Type 2 and non-syndromic retinitis pigmentosa (NSRP)

Usher Syndrome Type 2 Background

Usher syndrome is the leading cause of combined deafness and blindness. Patients with this syndrome generally progress to a stage in which they have very limited central and peripheral vision and moderate to severe deafness. Patients are usually born with moderate to severe hearing loss that may worsen over time. The retinal phenotype, known as retinitis pigmentosa, or RP, is characterized by photoreceptor degeneration that leads to progressive vision loss. The first visual symptoms typically appear during the second decade of life and start with night blindness due to the start of degeneration of rod photoreceptors. When rod degeneration progresses, patients lose their peripheral visual field until patients only have a residual central island of vision (tunnel vision). Progression of rod degeneration continues with the degeneration of cones which eventually results in complete blindness.

Representation of exon 13 mutations causing Usher syndrome type 2

Usher Syndrome Type 2 Genetics

Usher syndrome type 2 is caused by mutations in the USH2A gene, encoding the protein usherin. Mutations in the USH2A gene can disrupt the production of usherin, a protein expressed in photoreceptors where it is required for their maintenance. Usherin is also expressed in the ear, where it is required for normal development of cochlear hair cells and hence, normal hearing. In the eye, defects in usherin cause RP. Mutations in USH2A can also cause NSRP, in which patients experience visual loss but do not suffer from hearing loss. Exon 13 mutations represent the most common mutations in the USH2A gene.

Disease Prevalence and Diagnosis

The diagnosis of the disease is based on clinical symptoms and ophthalmologic evaluations. A genetic screening can determine the specific mutation that is causing the disease. Although accurate prevalence figures do not exist, the number of patients with vision loss due to USH2A exon 13 mutations is estimated to be around 16,000 in the Western world. In Europe, the PE40 mutation is present in approximately 3-7% of the total Usher syndrome type 2 population providing us with an estimate of 1,000 patients in the Western world. This number could be a considerable underestimate as many of these patients are unaware of the second disease causing allele following exome sequencing suggesting a causative mutation is intronic.

Outer segment
Connecting cilium
Inner segment
Nucleus
mRNA
pre-mRNA
DNA
mRNA
Exon 12
Exon 13
Exon 14
pre-mRNA
Exon 12
Exon 13
Exon 14
Exon 12
Exon 13
Exon 14
Exon 12
Exon 13
Exon 14

In wild type cells usherin enables protein transport through the connecting cilium

In cells with the USH2A mutation usherin is not active, hampering protein transport over the cilium

Representation of the PE40 mutation causing Usher syndrome type 2

Outer segment
Connecting cilium
Inner segment
Nucleus
mRNA
pre-mRNA
DNA
mRNA
Exon 40
Exon 41
pre-mRNA
Exon 40
Exon 41
Exon 40
PE40
Exon 41
Exon 40
x
Exon 41

In wild-type cells usherin maintains photoreceptor structure and enables normal protein transport

In PE40 mutant cells protein transport is hampered and the outer segment degenerates

Approaches for the treatment of Usher Syndrome Type 2

While the hearing deficit in patients with Usher syndrome type 2 can be at least partially mitigated using hearing aids or cochlear implants, there is no approved treatment for the vision loss associated with USH2A mutations and disease management is supportive in nature. Vitamin A and docosahexaenoic acid (DHA) supplementations have been proposed as pharmacological treatment options. Both therapies have shown a good safety profile but limited clinical benefit. We believe QR-421a and QR-411 are the only product candidates in development for the treatment of patients with RP caused by mutations in exon 13 or PE40 mutations in the USH2A gene. Due to the size of the USH2A protein, this type of RP is not amenable to a gene therapy approach. Also, given the disease affects both the peripheral and central retina, current limitations of the sub retinal procedure used in gene replacement and gene editing approaches, would make those approaches not amenable to targeting peripheral diseases.

QR-421a and QR-411 for the Treatment of Usher Syndrome Type 2

QR-421a is being developed as a treatment for RP caused by mutations in exon 13 of the USH2A gene. Mutations in exon 13, including the prevalent c.2299delG mutation, can disrupt the production of usherin.  Usherin is required for photoreceptor maintenance. QR-421a aims to induce excision, or skipping, of exon 13 from USH2A mRNA leading to an in-frame deletion in the USH2A mRNA. Since exon 13 encodes for a repetitive part of the usherin protein, excision of exon 13 is expected to lead to a (partially) functional usherin protein. Because of the exon skipping approach, QR-421a is not specific to a single mutation but targets any mutation present in exon 13 of the USH2A gene.

Similar to the approach of sepofarsen, QR-411 is targeted at correcting the splicing of a pseudoexon. In patients the specific c.7595-2144A>G (PE40) mutation leads to the aberrant inclusion of this pseudoexon in the mature mRNA and consequently absence of a functional usherin protein. Correction of splicing with QR-411 can lead to restoration of normal, wild-type usherin protein.

USH2A exon 13 exon skip	QR-411 USH2A PE40 splice correction

QR-421a
Exon 12
Exon 14
QR-421a
Exon 12
Exon 13
Exon 14

Exclusion of the exon harboring the mutation leads to restoration of functionality of usherin

QR-411
Exon 40
Exon 41
QR-411
Exon 40
X
Exon 41

Exclusion of PE40 from the mRNA leads to wild-type Usherin protein

QR-421a and QR-411 have received orphan drug designation from the FDA and EMA. QR-421a was also granted fast track designation by the FDA.

Clinical Development of QR-421a

We believe that results of preclinical studies provide support for the clinical development and therapeutic potential of QR-421a. The QR-421a clinical development program has been initiated with the first-in-human STELLAR study (PQ-

421a -001), a Phase 1/2 study designed to evaluate the safety and tolerability of a single IVT injection of QR‑421a in subjects with RP due to mutations in exon 13 of the USH2A gene. A potential dose response relationship and duration of effect following a single dose of QR‑421a, based on improvements in retinal structure or visual field, will also be investigated to inform selection of dose level(s) and dosing intervals for subsequent studies. Improvement of visual function and retinal structure will be measured by several endpoints such as visual acuity (BCVA), visual field and optical coherence tomography (OCT). Changes in quality of life in the trial subjects will also be evaluated.

A total of 18 adult subjects are planned to be enrolled in three study cohorts, investigating three dose levels of QR-421a. Additional dose levels may be evaluated based on ongoing safety and efficacy data monitoring. Per dose cohort, a minimum of four subjects will be treated with QR‑421a and a minimum of two subjects will receive a control sham-procedure. Once the last subject in a dose cohort reaches week 12, an interim analysis will be performed to evaluate available safety and efficacy data. QR-421a will be administered by unilateral intravitreal injection. Each subject will receive a single dose of QR-421a or sham procedure in their worse eye and will be assessed for safety, tolerability and efficacy at follow-up visits. An extension study, which would permit continued dosing of eligible subjects who complete PQ‑421a-001, is planned.

An IND has recently been accepted by the FDA for the start of the first-in-human STELLAR study which will be conducted at expert sites in North America and Europe. In March 2019, the first patient was dosed in the Phase 1/2 STELLAR clinical trial for QR-421a in patients with Usher syndrome type 2 or non-syndromic retinitis pigmentosa (RP).

Design of Phase 1/2 STELLAR Study of QR-421a

Beyond QR-421a and QR-411 we have an additional discovery-stage program, QRX-461, for another mutation in USH2A.

Preclinical evidence for QR-421a

In preclinical data we observed:

•	QR-421a induced an in vitro concentration-dependent USH2A exon 13 skip in human retinal organoids;
•	Translation of ush2a ∆exon 13 mRNA into functional Ush2a protein, as confirmed by visualization of protein in the photoreceptors and ERG b-wave restoration in zebrafish model; and
•	QR-421a showed rapid clearance from vitreous with prolonged retention and activity in retina in non human primates

Concentration-Dependent Increase of USH2A Exon 13 Skip After One Month of Exposure to QR-421a in c.2299delG Homozygous Patient Retinal Organoids

Exon-13 splicing oligos restore ERG in exon-13 mutant fish

Pharmacokinetics in non human primates

Clinical Development of QR-411

QR-411 is currently undergoing IND-enabling studies. We plan to advance the QR-411 program towards a Phase 1/2 clinical study in 2020. The clinical trial will consist of a single-dose study to determine safety, tolerability and efficacy.

Preclinical evidence for QR-411

•

QR-411-effected splice correction has been observed in patient fibroblasts and two dimensional photoreceptor progenitor cells derived from primary fibroblasts of an USH2A c.7595-2144A>G (PE40) compound heterozygous patient.

•	QR-411 demonstrates splice correction by the exclusion of human PE40 in a humanized Ush2A zebrafish model.

QR-411 increases wild type USH2A mRNA

(1)   Expression of wild type (blue bars) and PE40 (black bars) mRNA in a compound heterozygous patient fibroblast cell line carrying one allele containing the PE40 mutation and the other allele an exon 13 mutation (c.2391_2392del) after treatment with 10, 25, or 50 nM QR‑411.

QR-411 splice correction of pseudoexon 40 in mutant zebrafish

QR-1123 for autosomal dominant retinitis pigmentosa (adRP)

adRP Background

Retinitis pigmentosa (RP) is a group of hereditary retinal diseases in which patients first experience loss of night vision in childhood followed by loss of peripheral vision in young adulthood, and central vision in later life which ultimately progresses to complete blindness. The worldwide prevalence of RP is about 1 in 4000 for a total of more than 1 million aﬀected individuals. The disease can be inherited as an autosomal-dominant (about 30–40% of cases), autosomal-recessive (50–60%), or X-linked (5–15%) trait.

Autosomal-dominant RP (adRP) is characterized by abnormal, diminished or absent a- and b-waves in the electroretinogram (ERG), reduced peripheral vision (visual field) and the presence of visual defects such as reduced visual acuity and poor photo- and contrast sensitivity. Symptoms typically start in the early teenage years, which include night blindness and reduction of the peripheral vision due to the degeneration of the rod photoreceptors. As the disease progresses, cone photoreceptors are also affected, which translates into loss of central vision and eventually complete blindness in adulthood.

adRP Genetics

Mutations in more than 25 genes can cause adRP, but most commonly mutations are found in the rhodopsin (RHO) gene, accounting for approximately 25% of adRP cases. The rhodopsin protein is a light sensitive pigment that is present in the rod photoreceptors in the retina. Rhodopsin, when exposed to light, undergoes conformational changes that are converted into an electrical signal which is sent to the brain where it is interpreted as vision. In the United States, the most prevalent mutation associated with adRP is the P23H mutation (also known as c.68C>A) in the RHO gene. The mutant P23H rhodopsin protein is misfolded and toxic to the rod photoreceptor cells causing loss of vision. Although some wild-type protein is being made, there is substantial evidence that the mutant P23H rhodopsin protein elicits a dominant-negative mechanism, such that it diminishes the function of the wild-type protein.

Representation of the p.Cys998X mutation causing LCA10

Disease Prevalence and Diagnosis

In the United States the P23H mutation in the RHO gene is the most common mutation causing adRP and affects approximately 2,500 patients. The diagnosis of adRP is based on clinical symptoms and ophthalmologic evaluations. A genetic screening can determine what specific mutation is causing the disease.

Approaches for the treatment of adRP

We believe QR-1123 is the only candidate in development for the treatment of patients with adRP caused by the P23H mutation and disease management is currently supportive.

QR-1123 for the treatment of adRP

QR-1123, discovered by Ionis Pharmaceuticals and in-licensed by ProQR in 2018, is designed for the treatment of P23H adRP. QR-1123 is a gapmer that aims to suppress the formation of the mutant protein by selectively targeting the mutant RNA and causing its destruction by RNase H1 cleavage without affecting the wild-type RNA. With reducing the mutant

RNA we believe the toxicity-induced loss of the photoreceptors and subsequent loss of vision can be stopped or potentially reversed.

QR-1123 for adRP, mutant specific knock-down of P23H mRNA

Clinical Development of QR-1123

Currently, the QR-1123 program is undergoing the final preparation stages for IND submission. We plan to advance the QR-1123 program towards a Phase 1/2 clinical trial during 2019.

Preclinical evidence for QR-1123

QR-1123 is specific for P23H mutant RNA

In vitro and in vivo experiments have been performed to study the specificity of QR-1123 for the P23H mutant RNA. Cell models expressing wild-type or P23H mutant human RHO were used to determine the selectivity of QR-1123 induced knock-down of P23H mRNA. QR-1123 was observed to selectively target the human P23H mutant rhodopsin mRNA, whilst sparing the human wild-type mRNA (Figure 2, left panel).

Mice expressing either human wild-type or P23H RHO were used to determine the ability of QR-1123 to selectively target the P23H mutant mRNA in vivo following intravitreal delivery. The mice were treated with either QR-1123 or a control and the other (contralateral) eye was injected with saline solution and used as a comparator control. As expected, in mice expressing wild-type RHO, no difference was observed between the two study groups (Figure 2, right panel) while mutant P23HRHO mRNA was reduced after a single QR-1123 injection in the hP23HTg mice eyes (Figure 2, center panel) confirming the specificity for the P23H allele.

Figure 2: Transgenic mice expressing human P23H RHO treated with QR-1123 or a control; data are presented as percent of contralateral eye PBS-treated RNA level. Right Panel: Transgenic mice expressing human wild-type (WT) RHO treated with QR-1123 or a control; data are presented as percent of contralateral eye PBS-treated RNA level.

QR-1123 surrogate improves ERG in P23H rat model

A rat model of P23H adRP undergoes degeneration and photoreceptor cell loss that is generally characteristic of human P23H adRP although the degeneration in these rats is more aggressive than is observed in humans. Approximately 25% of photoreceptor cells are lost by Day 15 in these animals, and there are few functional photoreceptor cells by 29 weeks of age. Rats received saline in their left eyes and either QR-1123 surrogate or control intravitreal treatment in the right eyes once on Day 10 and again on Day 21 after birth. On Day 42 (32 days following the ﬁrst injection) the rats’ photoreceptor cell response was measured by ERG. The rats given QR-1123 surrogate had an improved scotopic a-wave response amplitude at all stimulus intensities (Fig. 3, left panel). This improved response was not observed in the control-treated eyes (Fig. 3, left panel).

Figure 3: ONL preservation and ERG improvement after QR-1123 treatment. Left Panel: Representative retinal micrographs of P23H-1 rhodopsin transgenic rat eyes from the PBS or QR-1123 surrogate-treated eye 30 days post IVT injection. Right Panel: Improved ERG response in P23H-1 transgenic rats after a single QR-1123 surrogate treatment with IVT injections at P13 (A) or P14 (B), with ERG measurements made at P48. (A, B).  Amplitude versus stimulus intensity curves for scotopic a-waves (circles).  The scotopic a-waves of eyes injected with QR-1123 surrogate were signiﬁcantly greater than PBS-injected contralateral eyes while eyes treated with control were similar to those of PBS-injected contralateral eyes (t-test; *P < 0.05; **P < 0.01; ***P < 0.001; ****P < 0.0001). In the data points without apparent error bars, the error bars are obscured by the symbol.

QR-1123 reduces retinal degeneration in mouse model

A mouse model of P23H adRP shows degeneration of photoreceptor cells in the retina (reduced cell rows in the outer nuclear layer (ONL)) at about 3 months of age. A single intravitreal (IVT) administration of QR-1123 retarded the progressive retinal degeneration, as measured at 60 days after the single treatment (Figure 4, top panel). Importantly, the activity was observed throughout all regions of the retina (Figure 4, lower panel). This shows that QR-1123 has the capability to stop retinal degeneration and indicates that a mechanism based on inhibition of the formation of toxic mutant version of rhodopsin protein has the potential to improve a clinically relevant functional outcome in RP.

Figure 4: Preservation of ONL in a Tg mouse model after treatment with QR-1123. Top panel: Depicted is a spider diagram of the outer nuclear layer measurements of the entire retina of eyes treated with either PBS (red line) or QR-1123 treated eyes (Green line). Lower Left panel: Average superior region ONL thickness at baseline and in PBS and QR-1123 treated mice. Lower Right panel: Average inferior region ONL thickness at baseline and in PBS and QR-1123 treated mice. Two-tailed t test; **p < 0.01, ****p<0.0001.

Animal welfare

It is required by regulatory authorities to evaluate the safety and efficacy of a new drug in animals, before its efficacy and safety can be tested in humans. ProQR attaches great importance to the welfare of animals in our preclinical studies for reasons of ethics, quality, reliability and applicability of scientific studies. For conducting high quality (scientific) animal research, animal welfare is a prerequisite. By actively pursuing the 3R principles (Reduce, Refine and Replace), ProQR is committed to reduce the number of animals needed, minimize discomfort and pain of animals used, and use alternatives to animal research whenever possible.

Animal experiments will be performed only if there are no alternatives such as performing in silico, in vitro or ex vivo studies. On a case by case basis, study designs of animal studies will be evaluated with the aim to identify opportunities for reduction of the number of animals needed to achieve the objectives of the study. By the conduction of small pilot (tolerability) studies first, or by using new technologies to achieve adequate statistical power without increasing the number of animals, by combining studies and by improving the use of toxicokinetic and modelling data to optimize dose selection, ProQR further pursues the ambitions to reduce, refine and replace animal studies. Approval by the (institutional or national) animal care and use committees is required prior the execution of in vivo studies.

External collaborators contracted for the execution of our in-vivo preclinical studies (contract research organizations, CROs) are selected based on their expertise, quality and accreditations for laboratory animal care and welfare. CRO facilities are audited in person prior contracting to ensure that the housing, husbandry and animal welfare complies with the highest international standards. Personnel responsible for housing, husbandry and care of the animals must have received adequate and relevant documented education.

In 2015 ProQR became part of an interdisciplinary consortium with Utrecht University (Faculty of Veterinary medicine and Ethics Institute), Radboud University (Medical Center, SYRCLE) and another private company, partly financed by The Netherlands Organization for Scientific Research, Responsible Innovation grant. The project proposes a more integrated approach towards innovation in the field of animal testing and focuses on translational strategies. ProQR is involved in the work package that aims to deliver step stones for practical guidelines to build robust translational strategies, to design innovative experiments (including animal models) for cystic fibrosis and other rare genetic diseases.

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

Patent Rights Relating to Our LCA Program

With regard to our LCA Program and our lead candidate in the LCA space, sepofarsen, we entered into an exclusive license agreement with the Radboud University Medical Center, Nijmegen, the Netherlands in April 2014 to obtain rights in a patent family with composition of matters claims directed to antisense oligonucleotides for treating LCA and method of use claims relating to modulation of the splicing of the CEP290 gene product. Patents were granted in Europe (EP 2753694 B1) and in the U.S. (US 9,771,580 and US 10,167,470), and in Australia, and applications are currently pending in the U.S. (continuation application) as well as Brazil, Canada, and Eurasia. The term of any patents resulting from these applications would be expected to extend to at least 2032. Furthermore, we entered into an exclusive license agreement with Inserm Transfert SA and Assistance-Publique-Hôpiteaux de Paris (AP-HP), Paris, France in January 2018 to obtain rights in a patent family with composition of matters claims directed to antisense oligonucleotides for treating LCA and method of treatment claims relating to modulation of the splicing of the CEP290 gene product. Patents were granted in the U.S. (US 9,012,425; US 9,487,782; US 9,777,272) and in Europe (EP 2718437 B1) and applications are currently pending in the U.S. (continuation application) and Europe (divisional application). The term of any patents resulting from these applications would be expected to extend to at least 2032.

To further strengthen our position on sepofarsen, we filed our own international patent application in February 2016 to obtain intellectual property rights to a variety of improved antisense oligonucleotides and the use thereof in the treatment of LCA. This international patent application was continued in the U.S., Europe, China, and several other countries. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2036.

Patent Rights Relating to Our Usher Program

With regard to our Usher Program and our lead candidates in the Usher space, QR-421a and QR-411, we entered into an exclusive license agreement with the Radboud University Medical Center, Nijmegen, the Netherlands in June 2015 to obtain rights in a patent family with composition of matters claims directed to antisense oligonucleotides for treating Usher syndrome and method of use claims relating to modulation of the splicing of the USH2A gene product. The first U.S. patent was granted on November 20, 2018 (US 10,131,910) and applications are currently pending in the U.S. (continuation application) as well as Europe, Canada, Australia, and Israel. The term of any patents resulting from these applications would be expected to extend to at least 2035.

With regard to our Usher program and our lead candidates in the Usher space, QR-411 and QR-421a, we filed two international patent applications in April 2017 and September 2017, respectively. The application related to QR-411 was continued in the U.S. and Europe and several other countries. The application related to QR-421a will also be continued in national and regional patent applications in March 2019. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2037.

Patent Rights Relating to Our Axiomer Program

With regard to our Axiomer program, we filed several national and international patent applications from 2014 to 2018, several of which were continued in national and regional patent applications after the respective international phases. The term of any patents resulting from these applications, if issued, would be expected to extend to at least from 2034 to 2038.

Patent Rights Relating to Our Cystic Fibrosis Program

With regard to our lead product candidate in the CF space, eluforsen, we own a family of patent applications that we filed in the U.S., as well as in other countries and regions including Australia, Canada, China, Europe, India, Israel, Japan, Mexico, New Zealand, and South Korea relating to certain aspects of our RNA targeting technology platform, including method of use claims relating to the use of single-stranded oligonucleotides, particularly modified RNA oligonucleotides, for targeting RNA molecules in a living cell, as well as composition of matter claims relating to our eluforsen product candidate. The granted European filings (EP 2852668 B1 and EP 3103872 B1) were validated in the most relevant European Patent Convention contracting states, including the Netherlands, the United Kingdom, Germany and France. The first U.S. patent application in this patent family was granted on March 28, 2017 (US 9,605,255) and the second U.S. Patent application was granted on June 12, 2018 (US 9,994,856). In 2018, the applications in China, Israel, Japan, New Zealand and Mexico were also granted. The term of these patents and any further patents resulting from other applications in the patent family, if issued, would be expected to extend to at least July 2033.

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

License Agreement with Ionis Pharmaceuticals

On October 26, 2018, we and Ionis Pharmaceuticals, Inc. entered into a License Agreement, pursuant to which Ionis granted an exclusive, worldwide, royalty-bearing license to us to develop and commercialize certain pharmaceutical products, including the product designated by Ionis as IONIS-RHO-2.5Rx, which has been re-designated by us as QR-1123, for the prevention or treatment of retinitis pigmentosa in humans, including patient screening. Ionis also granted to the Company certain sub-license rights.

Under the License Agreement, we are required to make an upfront payment of an aggregate of up to $ 6.0 million in installments, and certain payments up to an aggregate of $ 20.0 million upon the satisfaction of certain development and sales milestones. In addition, Ionis is entitled to royalty payments in the double digits of aggregate annual net sales, subject to minimum sales in certain circumstances, and subject to reduced rates in certain circumstances. The royalty term lasts on a product-by-product and country-by-country basis, until the later of the expiration of the patent rights licensed to us and the expiration of regulatory-based exclusivity for such product in such country. The License Agreement may also be terminated by either party based upon certain uncured material breach by, or insolvency of, the other party, or by us at any time with advanced notice.

In connection with the upfront payments and development milestone payments, we also simultaneously entered into a Stock Purchase Agreement with Ionis, pursuant to which we agreed to issue an aggregate of $ 2.5 million of ordinary shares to satisfy the first installment upfront payment, and the remaining installment of the upfront payment in ordinary shares determined upon the due date of such installment.  In addition, the Stock Purchase Agreement provides for the ability for us, at our discretion, to pay the development milestone payments in ordinary shares when such payments are due.  We may not issue ordinary shares to Ionis to the extent that such issuance would result in Ionis owning in excess of 18.5% of our issued and outstanding shares, nor may we issue ordinary shares if such issuance, together with previous issuances under the Stock Purchase Agreement, would exceed 19.9% of our outstanding ordinary shares as of the date of the execution of the Stock Purchase Agreement. Under these circumstances, we are required to pay the remainder of the upfront and/or development milestone payments in cash.

In addition, in connection with the Stock Purchase Agreement, we also entered into an Investor Agreement with Ionis, pursuant to which we agreed to register for resale the ordinary shares issued by us under the Stock Purchase Agreement, under the circumstances described in the Investor Agreement. The Investor Agreement also contains customary covenants related to our registration of such shares, preparation of filings in connection therewith and indemnification of Ionis. The Investor Agreement also contains lockup provisions prohibiting the disposition of our ordinary shares issued under the Stock Purchase Agreement for a period of 12 months from the applicable issuance date, as well as voting provisions requiring Ionis to vote its ordinary shares in accordance with the recommendations of our board of directors, in each case subject to certain exceptions.

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

We are responsible for the maintenance of the licensed patent rights. We have the first right to protect the licensed patent rights from alleged infringement. If we do not prosecute the alleged infringement, MGH may, at its own expense, initiate legal proceedings against the alleged infringer. We may not settle any proceeding without MGH’s prior written consent. We must also indemnify MGH against any costs, expenses and liabilities incurred in connection with any such legal proceeding we initiate. Any award recovered from the alleged infringer after we and MGH are reimbursed for our expenses are shared so that we receive an amount equal to our lost profits or a reasonable royalty on the infringing sales, MGH receives an amount equal to the royalties or other payments we would have paid MGH if we had sold the infringing product, and any remainder is shared equally.

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

License Agreements with Radboud University Medical Center

In April 2014 we entered into a Patent License Agreement with Radboud University Medical Center, or Radboud in the field of antisense oligonucleotide-based therapy for Leber’s Congenital Amaurosis, or LCA. Under the terms of this license agreement, we have an exclusive, world-wide royalty-bearing license under certain Radboud patent rights to develop, make, have made, use, sell offer for sale and import of certain licensed products of Radboud for use in all prophylactic and therapeutic uses in the field of LCA.  Pursuant to the terms of the license agreement, we are obligated to pay Radboud net-sales-related royalties which shall be determined on a product-by-product and country-by-country basis.  If we are required to pay any third party royalties, we may deduct that amount from that which is owed to Radboud. Radboud shall provide human resources, materials, facilities and equipment that are necessary for preclinical and clinical trials and if we do not purchase such trial facilities from Radboud, we are required to pay an increased net-sales-related royalty. In our sole discretion, we may elect to convert our obligation to pay net-sales-related royalties into one of the two lump-sum royalty options depending on whether we elect to convert prior to or after regulatory approval has been filed.

We may sublicense our rights to any third-party provided such sub-license includes the same obligations on the sub-licensee as are on us and we promptly furnish Radboud with a copy of the executed sublicensing agreements.

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

In June 2015, we entered into another license agreement with Radboud.  Under the terms of this license agreement, we have an exclusive, world-wide royalty-bearing license under certain Radboud patent rights to develop, make, have made, use, sell offer for sale and import of certain licensed products of Radboud for use in all prophylactic and therapeutic uses in the field of Usher syndrome.  Pursuant to the terms of the license agreement, we are obligated to pay Radboud net-sales-related royalties which shall be determined on a product-by-product and country-by-country basis.  If we are required to pay any third party royalties, we may deduct that amount from that which is owed to Radboud. Radboud shall provide human resources, materials, facilities and equipment that are necessary for preclinical and clinical trials and if we do not purchase such trial facilities from Radboud, we are required to pay an increased net-sales-related royalty. In our sole discretion, we may elect to convert our obligation to pay net-sales-related royalties into one of the two lump-sum royalty options depending on whether we elect to convert prior to or after regulatory approval has been filed.

We may sublicense our rights to any third-party provided such sub-license includes the same obligations on the sub-licensee as are on us and we promptly furnish Radboud with a copy of the executed sublicensing agreements.

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

License Agreement with Inserm Transfert SA

In January 2018, we entered into a license agreement with Inserm Transfert SA and Assistance-Publique-Hôpiteaux de Paris. Under the terms of the agreement, we have a world-wide, exclusive, royalty-bearing license under patent rights belonging to Inserm Transfert SA and other co-owners to develop, have developed, make, have made, use, have used and sell, have sold or otherwise distribute certain licensed products related to antisense oligonucleotides for treating LCA and method of treatment claims relating to modulation of the splicing of the CEP290 gene product.

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

Other License Agreements

In January 2016, we entered into an agreement with Leiden University Medical Center, or LUMC, which gives us a world-wide, exclusive, royalty-bearing license in the field of amyloid beta related diseases, notably Alzheimer’s disease and HCHWA-D, under certain patent rights of LUMC regarding antisense oligonucleotide based therapies. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to its CNS program. On September 12, 2017, we spun out this program into Amylon Therapeutics B.V., in which we maintain a majority ownership.

In January 2017, we entered into an agreement with LUMC, which gives us a world-wide, exclusive, royalty-bearing license in the field of Huntington’s disease, under certain patent rights of LUMC regarding antisense oligonucleotide based therapies. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to the HD program.

Manufacturing and Supply

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of any of our product candidates. We currently contract with drug product manufacturers for the production of sepofarsen solution for intravitreal injection, QR-421a solution for intravitreal injection and QR-1123 for intravitreal injection, and we expect to continue to do so to meet the planned clinical requirements of our product candidates.

Currently, each of our active ingredients for our manufacturing activities are supplied by single source suppliers. We have agreements for the supply of such active ingredients with manufacturers that we believe have sufficient capacity to meet our demands. In addition, we believe that adequate alternative sources for such supplies exist. We typically order clinical supplies and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements.

We do have clinical manufacturing processes developed at a back-up GMP manufacturer. Manufacturing is subject to extensive regulations that impose various procedural and documentation requirements, which govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance, amongst others. The contract manufacturing organizations we use manufacture our product candidates under cGMP conditions. cGMP is a regulatory standard for the production of pharmaceuticals that will be used in humans.

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

Our competitors are working on similar technologies in the field of RNA repair and RNA editing, but also in the field of gene editing and gene therapy as well as other types of therapies, such as small molecules, protein replacement or antibodies. The industry targeting hereditary ophthalmology indications is driven by gene therapy (Spark Therapeutics/Genable, AGTC, Sanofi, Oxford Biomedica), gene editing (Editas Medicine; ciberer, OxfordBioMedica and Harvard Medical School), and other approaches (Wave life sciences).

In the field of DEB, a number of companies are seeking to identify and develop drugs. There are four general clusters of potential disease modifying treatments for RDEB: autologous gene therapies (Krystal Biotech, Abeona, Fibrocell, King’s Collegeand Holostem Terapie Avanzate), allogeneic cell therapies (Allogeneic Cell Therapies, University of Minnesota, Anterogen and King’s College), RNA modulation therapies (University of Southern California) and protein replacement therapies (Phoenix Tissue Repair). In regards to palliative treatments, the therapies that are currently under development are symptomatic and focus on reducing a secondary EB manifestation (Amicus, Amryt, and Tarix Orphan).

We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. See “Risk Factors - Risks Related to our Business and Strategy”. We face competition from entities that have developed or may develop product candidates for our target disease indications. If these companies develop technologies or product candidates more rapidly than we do or their technologies, including delivery technologies, are more effective, our ability to develop and successfully commercialize product candidates may be adversely affected, see elsewhere in this annual report for more information regarding competitors and competitive products.

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

U.S. Drug Development Process

The process of obtaining regulatory approvals and compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices, or GLP, regulations;
•	manufacture of the drug product in accordance with Good Manufacturing Practice, or GMP, regulations;
•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;
•	performance of adequate and well-controlled human clinical trials according to GCP to establish the safety and efficacy of the proposed drug for its intended use;

•	preparation and submission to the FDA of an NDA;
•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP;
•	satisfactory completion of an FDA audit of clinical trial sites to assess compliance with GCP; and
•	review and approval by the FDA of the NDA.

The testing and approval process requires substantial time, effort and financial resources and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Once a pharmaceutical product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity, formulation and stability, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, to the FDA as part of the IND. The sponsor must also include a protocol detailing, among other things, the objectives of the initial clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the initial clinical trial lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions related to a proposed clinical trial and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns or non-compliance, and may be imposed on all drug products within a certain class of drugs. The FDA also can impose partial clinical holds, for example, prohibiting the initiation of clinical trials of a certain duration or for a certain dose.

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

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA. Within 15 calendar days after the sponsor determines that the information qualifies for writing, written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator's brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product drug. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

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

A drug being studied in clinical trials may be made available to individual patients in certain circumstances. Pursuant to the 21st Century Cures Act, or Cures Act, as amended, the manufacturer of an investigational drug for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational drug. This requirement applies on the earlier of the first initiation of a Phase 2 or Phase 3 trial of the investigational drug, or as applicable, 15 days after the drug receives a designation as a breakthrough therapy, fast track product, or regenerative advanced therapy.

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA for a new drug, requesting approval to market the product. The submission of an NDA is subject to the payment of a substantial user fee; a waiver of such fee may be obtained under certain limited circumstances. For example, the agency will waive the application fee for the first human drug application that a small business or its affiliate submits for review. The sponsor of an approved NDA is also subject to an annual prescription drug product and program fee.

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

Breakthrough Designation

The Food and Drug Administration Safety and Innovation Act, or FDASIA, amended the FDCA to require the FDA to expedite the development and review of a breakthrough therapy. A drug product can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A sponsor may request that a drug product be designated as a breakthrough therapy concurrently with, or at any time after, the submission of an IND, and the FDA must determine if the drug candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. If so designated, the FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather preclinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

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

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration dates, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA; however, there can be no assurance that any such extension will be granted to us.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

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

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition—a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug in the United States for this type of disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease or condition with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease or condition, except in limited circumstances, such as if the second applicant demonstrates the clinical superiority of its product to the product with orphan drug exclusivity through a demonstration of superior safety, superior efficacy, or a major contribution to patient care. Orphan drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

Pediatric Information

Under the Pediatric Research Equity Act of 2003, as amended, NDAs or supplements to NDAs must contain data adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDCA requires that a sponsor who is planning to submit a marketing application for a drug product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of data or full or partial waivers. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-

upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials, and/or other clinical development programs.

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

European Union Drug Review Approval

In the European Economic Area, or EEA (which is comprised, as of January 31, 2019,  of the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations: the Community MA, which is issued by the European Commission through the Centralized Procedure based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, a body of the EMA, and which is valid throughout the entire territory of the EEA; and the National MA, which is issued by the competent authorities of the Member States of the EEA and only authorized marketing in that Member State’s national territory and not the EEA as a whole.

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

Marketing approval

Marketing approvals under the European Union regulatory system may be obtained through a centralized or decentralized procedure. The centralized procedure results in the grant of a single marketing authorization that is valid for all—currently 28—European Union Member States. At the time of writing of this report, it is not clear whether the centralized procedure will continue to apply to the United Kingdom if and when the so-called Brexit materializes.

Pursuant to Regulation (EC) No. 726/2004, as amended, the centralized procedure is mandatory for drugs developed by means of specified biotechnological processes, advanced therapy medicinal products as defined in Regulation (EC) No. 1394/2007, drugs for human use containing a new active substance for which the therapeutic indication is the treatment of specified diseases, including but not limited to acquired immune deficiency syndrome, neurodegenerative disorders, auto-immune diseases and other immune dysfunctions, as well as drugs designated as orphan drugs pursuant to Regulation (EC) No. 141/2000. The CHMP also has the discretion to permit other products to use the centralized procedure if it considers them sufficiently innovative or they contain a new active substance. Given that eluforsen, sepofarsen and QR-421a have been granted orphan designation in the EU, they qualify, at the present time, for the centralized procedure.

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

European Union legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No. 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of 10 years of orphan market exclusivity—see also “—Orphan Drug Regulation”. Depending upon the timing and duration of the EU marketing authorization process, products may be eligible for up to five years’ supplementary protection certification, or SPC, pursuant to Regulation (EC) No. 469/2009. Such SPCs extend the rights under the basic patent for the drug.

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

Regulation (EC) No. 847/2000 sets out further provisions for implementation of the criteria for designation of a drug as an orphan drug. An application for the designation of a drug as an orphan drug must be submitted at any stage of development of the drug before filing of a marketing authorization application. Orphan drug designations have been granted by the European Commission to eluforsen (EU/3/13/1195), sepofarsen (EU/3/16/1641) and QR-421a (EU/3/18/1973).

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

Advertising

In the European Union, the promotion of prescription medicines is subject to intense regulation and control, including EU and national legislation as well as self-regulatory codes (industry codes). Advertising legislation inter alia includes a prohibition on direct-to-consumer advertising. All prescription medicines advertising must be consistent with the product’s approved summary of products characteristics, and must be factual, accurate, balanced and not misleading. Advertising of prescription medicines pre-approval or off-label is not allowed. Some jurisdictions require that all promotional materials for prescription medicines be subjected to either prior internal or external regulatory review and approval.

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

C. Organizational structure

At December 31, 2018, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

•	ProQR Therapeutics Holding B.V. (the Netherlands, 100%);
•	ProQR Therapeutics I B.V. (the Netherlands, 100%);
•	ProQR Therapeutics II B.V. (the Netherlands, 100%);
•	ProQR Therapeutics III B.V. (the Netherlands, 100%);
•	ProQR Therapeutics IV B.V. (the Netherlands, 100%);
•	ProQR Therapeutics VI B.V. (the Netherlands, 100%);
•	ProQR Therapeutics VII B.V. (the Netherlands, 100%);
•	ProQR Therapeutics VIII B.V. (the Netherlands, 100%);
•	ProQR Therapeutics IX B.V. (the Netherlands, 100%);
•	ProQR Therapeutics I Inc. (United States, 100%);
•	Amylon Therapeutics B.V. (the Netherlands, 80%);
•	Amylon Therapeutics, Inc. (Unites States, a 100% subsidiary of Amylon Therapeutics B.V.)

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (“ESOP Foundation”) and has full control over this entity.

D. Property, plants and equipment

We lease facilities of approximately 2,960 square meters in total, located at Zernikedreef in Leiden, the Netherlands, where our headquarters and our laboratories are located. The lease for this facility terminates on December 31, 2020, and subject to the provisions of the lease, may then be renewed for subsequent 5 year terms. In May 2018, we entered into an agreement to lease additional office space in the US, at CIC Cambridge. Per January 2019, we rent an office of approximately 60 square meters, located at 245 Main Street, Cambridge, MA 02142. We believe that our existing facilities are adequate to meet current needs and that suitable alternative spaces will be available in the future on commercially reasonable terms.

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

A. Operating results

Overview

To date, we have financed our operations primarily through our initial public and follow-on offerings,  our ATM facility and private placements of equity securities, and to a lesser extent from funding from governmental bodies and patient organizations, including Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, Foundation Fighting Blindness, or FFB and EB Research Partnership, or EBRP.

In September 2018, the Company consummated an underwritten public offering and concurrent registered direct offering of 6,612,500 ordinary shares at an issue price of $ 15.75 per share. The gross proceeds from this offering amounted to € 89,983,000 while the transaction costs amounted to € 5,792,000, resulting in net proceeds of € 84,191,000.

In November 2018, the Company issued 112,473 shares in the aggregate amount of $ 2.5 million, at $ 22.23 (€ 19.46) per share to Ionis Pharmaceuticals, Inc. Under the terms of the agreement, an upfront payment in ordinary shares to its common stock, was made to Ionis upon signing the worldwide license agreement. The Company was granted an exclusive worldwide license to QR-1123 and relevant patents. The Company will also make future milestone payments, certain of which will be made in equity and others in cash or equity at the company’s discretion, and royalties on net sales of 20% through the royalty term.

At December 31, 2018, we had cash and cash equivalents of € 105,580,000. To date, we have not generated any revenues from royalties or product sales. Based on our current plans, we do not expect to generate royalty or product revenues for the foreseeable future.

We have generated losses since our inception in February 2012. For the years ended December 31, 2018,  2017 and 2016, we incurred net losses of € 37,086,000,  €  43,675,000 and € 39,103,000, respectively. At December 31, 2018, we had an accumulated deficit of € 155,443,000. We expect to continue incurring losses for the foreseeable future as we continue our preclinical studies of our product candidates, continue clinical development of our product candidates  sepofarsen and QR‑421a, advance QR-1123 into clinical development, increase investments in our other research programs, apply for marketing approval of our product candidates and, if approved, build a sales and marketing infrastructure for the commercialization of our product candidates.

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

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2018 that had a material impact on our financial position.

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2019, and have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out below. The Group does not plan to adopt these standards early.

IFRS 16 Leases

IFRS 16 specifies how a company will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

The impact on the income statement is that current operating expenses will be replaced by depreciation and interest. Total expenses (depreciation for 'right of use' assets and interest on lease liabilities) are higher in the earlier years of a typical lease and lower in the later years, in comparison with current accounting for operating leases. The main impact on the statement of cash flows is higher cash flows from operating activities, since cash payments for the principal part of the lease liability are classified in the net cash flow from financing activities by approximately € 1.2 million.

IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted and is expected to have an effect on our balance sheet of approximately € 2.3 million.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

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

Financial Operations Overview

Other Income

Other income is incidental by nature.  In 2015, the European Commission (EC) through its Horizon 2020 program awarded us and our academic partners a grant of € 6 million to support the clinical development of eluforsen (ProQR: € 4.6 million). Horizon 2020 is one of the largest research and innovation programs in the European Union with nearly € 80 billion in available funding for qualified projects from 2014 to 2020. This program has ended at December 31, 2017 and the final amount of € 1.3 million has been received in 2018.

On February 9, 2018, the Company entered into a partnership agreement with Foundation Fighting Blindness (FFB), under which FFB has agreed to provide funding of $ 7.5 million for the preclinical and clinical development of QR‑421a for Usher syndrome type 2A targeting mutations in exon 13. In 2018 € 2.5 million has been recognized as other income.

On June 5, 2018, the Company entered into a partnership agreement with EB Research Partnership (EBRP) and EB Medical Research Foundation (EBMRF) under which EBRP and EBMRF have agreed to provide funding of $ 5.0 million for the clinical development of QR‑313 for Dystrophic Epidermolysis Bullosa targeting mutations in exon 73. In 2018 € 1.3 million has been recognized as other income.

(Government) Grants are recognized in other income in the same period in which the related R&D costs are recognized.

Research and Development Costs

Research and development expense consists principally of:

•	salaries for research and development staff and related expenses, including social security costs and share-based compensation expenses;
•	costs related to our preclinical and clinical activities and trials;
•	costs for production of clinical and preclinical compounds and drug substances by contract manufacturers, including supporting studies such as stability studies and other analysis of the compounds;
•	fees and other costs paid to contract research organizations, or CROs, in connection with additional preclinical testing;
•	costs of related facilities, materials and equipment;
•	costs associated with obtaining and maintaining patents and other intellectual property; and
•	depreciation of tangible fixed assets used to develop our product candidates.

Our research and development expenses primarily relate to the following key programs:

•	Sepofarsen for the treatment of LCA

The research and development costs relating to our product candidate, sepofarsen, primarily consist of salaries and costs paid to CROs for our preclinical, toxicology and clinical studies. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities.

•	QR‑421a for the treatment of Usher syndrome

The research and development costs relating to our product candidate, QR‑421a, primarily consist of salaries, costs for production of the compound for preclinical and toxicology studies, costs for production of the compound for clinical testing, and costs paid to CROs for our preclinical and toxicology studies. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities.

•	Eluforsen for the treatment of CF

The research and development costs relating to our product candidate, eluforsen, primarily consist of salaries and costs paid to CROs for our clinical studies. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities.

•	Other development programs

Other research and development expenses mainly relate to QR-313 and our innovation unit, which is our internal discovery engine, which has been very active in building a pipeline based upon our toolbox of RNA technologies that we have in-licensed or developed in-house. These expenses primarily consist of salaries, costs for production of the preclinical compounds and costs paid to CROs for our preclinical studies.

For the years ended December 31, 2018, 2017 and 2016, we incurred expenses of € 29,514,000, € 31,153,000 and € 31,923,000, respectively, on research and development.

Our research and development expense may vary substantially from period to period based on the timing of our research and development activities. Research and development expense is expected to moderately increase as we initiate and continue clinical trials for sepofarsen and QR-421a, and advance QR-1123 and any other product candidates in preclinical studies. The successful development of our product candidates is highly uncertain. At this time we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress and expense of our research and development activities;
•	clinical trials and early-stage results;
•	the terms and timing of regulatory approvals;
•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
•	the ability to market, commercialize and achieve market acceptance for sepofarsen, QR-421a, QR-1123, eluforsen or any other product candidate that we may develop in the future.

Any of these variables with respect to the development of sepofarsen,  QR-421a, QR-1123, eluforsen, or any other product candidate that we may develop could result in a significant change in the costs and timing associated with the development of such product candidate. For example, if the FDA, EMA or other regulatory authority were to require us to conduct preclinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs.

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

Finance Income

To date, our cash and cash equivalents have been deposited primarily in savings and short-term deposit accounts. Savings and deposit accounts generated  a limited amount of interest income. In 2017 and 2018,  as we held deposits in US dollars, the depreciation of the U.S. dollar against our functional currency (Euro) had a negative impact on our result.

Income tax

Due to the operating losses incurred since inception the Company has no tax provisions as of December 31, 2018. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have not yet recognized any deferred tax asset related to operating losses. Also, no other transactions have occurred that would lead to a deferred tax position.

Results of Operations

Comparison of the periods ended December 31, 2018, 2017 and 2016

The following table sets forth our results of operations for the periods indicated.

	Year ended December 31,
	2018	2017	2016
	(€ in thousands)

Other income	5,761	1,495	1,828
Research and development costs	(29,514)	(31,153)	(31,923)
General and administrative costs	(12,540)	(10,840)	(9,478)
Operating result	(36,293)	(40,498)	(39,573)
Finance income and expense	(792)	(3,175)	470
Corporate income taxes	(1)	(2)	—
Net loss (attributable to equity holders of the Company)	(37,086)	(43,675)	(39,103)
Other comprehensive income	(28)	151	(16)
Total comprehensive loss (attributable to equity holders of the Company)	(37,114)	(43,524)	(39,119)

Other income

Other income is incidental by nature.  In 2015, the European Commission (EC) through its Horizon 2020 program awarded us and our academic partners a grant of € 6 million to support the clinical development of eluforsen (ProQR: € 4.6 million). Horizon 2020 is one of the largest research and innovation programs in the European Union with nearly € 80 billion in available funding for qualified projects from 2014 to 2020. This program has ended at December 31, 2017 and the final amount of € 1.3 million has been received in 2018.

On February 9, 2018, the Company entered into a partnership agreement with Foundation Fighting Blindness (FFB), under which FFB has agreed to provide funding of $ 7.5 million for the preclinical and clinical development of QR‑421a for Usher syndrome type 2A targeting mutations in exon 13. In 2018 € 2.5 million has been recognized as other income.

On June 5, 2018, the Company entered into a partnership agreement with EB Research Partnership (EBRP) and EB Medical Research Foundation (EBMRF) under which EBRP and EBMRF have agreed to provide funding of $5.0 million for the clinical development of QR‑313 for Dystrophic Epidermolysis Bullosa targeting mutations in exon 73. In 2018 € 1.3 million has been recognized as other income.

Research and development costs

Research and development costs amounted to € 29,514,000 for the year ended December 31, 2018 compared to € 31,153,000 for the year ended December 31, 2017 and € 31,923,000 for the year ended December 31, 2016. These costs were primarily related to our product candidates, sepofarsen, QR‑313, QR411a, QR-421a, QR-1123, eluforsen and our innovation unit.  Our research and development expense is highly dependent on the development phases of our product candidates and is expected to stay at the same level, although it may fluctuate significantly from period to period.

The variances in research and development costs between the years ended December 31, 2018, 2017 and 2016 are mainly due to:

•	costs we incurred on clinical trials for sepofarsen, particularly in 2018;
•	costs we incurred on clinical trials for eluforsen, particularly in 2016, decreasing in 2017 and 2018 after completion of the clinical studies. No additional clinical study activities are planned;
•

in November 2018, the Company issued 112,473 shares in the aggregate amount of $ 2.5 million, at $ 22.23 (€19.46) per share to Ionis Pharmaceuticals, Inc. Under the terms of the agreement, an upfront payment in ordinary shares to its common stock, was made to Ionis upon signing the worldwide license agreement. The Company was granted an exclusive worldwide license to QR-1123 and relevant patents.
•

decreased staff costs as a result of decreased staff working on (pre-)clinical development of our product candidates. The number of full-time equivalent employees working on research and development decreased from 100 at December 31, 2016 to 96 at December 31, 2017 and 89 at December 31, 2018;

•

decreased costs for externally conducted studies, including various in vivo studies, proof of concept studies and dose ranging and toxicity studies conducted in connection with the development of our product candidates;

•	costs for the production of eluforsen and sepofarsen compounds in 2016 and QR-313 and QR-421a compounds in 2017, including the costs of GMP batches in preparation of our clinical studies;
•	project-related consultancy costs, including regulatory and intellectual property support; and
•	decreased share-based compensation, reflecting grants of share options to research and development staff made after we adopted our Option Plan in September 2013.

General and administrative costs

General and administrative costs increased to € 12,540,000 for the year ended December 31, 2018 from € 10,840,000 for the year ended December 31, 2017 and € 9,478,000 for the year ended December 31, 2016. The increase was primarily related to:

•

increased office and general costs, including office rent, information technology and communication costs, travel costs and office consumables, as well as costs to improve our internal control environment;

•	increased costs for legal support, accounting and other consultancy costs, including costs incurred in preparation of offerings in 2018; and
•	decreased share-based compensation, reflecting grants of share options to non-research and development staff made after we adopted our Option Plan in September 2013.

We expect that general and administrative costs will remain fairly stable in upcoming years.

Finance income and expense

We had net finance expenses of € 792,000 for the year ended December 31, 2018, as compared to € 3,175,000 for the year ended December 31, 2017 and to a net finance income of € 470,000 for the year ended December 31, 2016. The financial income and expense mainly reflects foreign exchange result on cash and cash equivalents denominated in U.S. dollars.

B. Liquidity and capital resources

To date, we have financed our operations through our IPO, follow on offerings, ATM facility, private placements of equity securities, convertible loans and funding from governmental bodies and patient organizations.

Cash Flows

The table below summarizes our statement of cash flows for the years ended December 31, 2018,  2017 and 2016.

	Year ended December 31,
	2018	2017	2016
	(€ in thousands)

Net cash used in operating activities	(28,493)	(34,951)	(34,221)
Net cash used in investing activities	(312)	(121)	(2,539)
Net cash generated by financing activities	86,457	26,640	357
Net increase/(decrease) in cash and cash equivalents	57,652	(8,432)	(36,403)
Currency effect cash and cash equivalents	(171)	(2,669)	738
Cash and cash equivalents at the beginning of the period	48,099	59,200	94,865
Cash and cash equivalents at the end of the period	105,580	48,099	59,200

Net cash used in operating activities increased from € 34,221,000 in the year ended December 31, 2016 to € 34,951,000 in the year ended December 31, 2017 and decreased to € 28,493,000 in the year ended December 31, 2018. The decrease in 2018  was primarily due to the decreased net loss from operating activities, adjusted for (non-cash) finance income and share-based payment expenses, partially offset by changes in working capital.

Net cash used in investing activities decreased from € 2,539,000 in the year ended December 31, 2016 to € 121,000 in the year ended December 31, 2017 and €312,000 in 2018. This decrease was primarily due to our investments in laboratory equipment, office equipment and leasehold improvements in support of our growing operations in 2016. Subsequently, limited investments were needed in 2017 and 2018.

Net cash generated by financing activities increased from € 357,000 in the year ended December 31, 2016 to € 26,640,000 in the year ended December 31, 2017, increasing to € 86,547,000 in the year ended December 31, 2018.  In 2017, we raised gross proceeds of approximately € 22.9 million from the issuance of 7,597,498 ordinary shares and € 4.3 million from the issue and sale of 976,477 ordinary shares through our ATM facility. In 2018, the Company consummated an underwritten public offering of 6,612,500 ordinary shares at an issue price of $ 15.75 per share. The gross proceeds from this offering amounted to approximately € 90,0 million while the transaction costs amounted to € 5,8 million, resulting in net proceeds of € 84,2 million.

Cash and Funding Sources

The table below summarizes our main sources of financing for the years ended December 31, 2018,  2017 and 2016.

	Equity	Convertible	Government
	Capital	Loans	Borrowing	Total
	(€ in thousands)

Year ended December 31, 2016	—	—	370	370
Year ended December 31, 2017	25,685	650	301	26,636
Year ended December 31, 2018	84,191	1,132	264	85,587
Total	109,876	1,782	935	112,593

Our main source of financing in 2018 was our offering in September providing net proceeds of € 84,191,000. In 2017, our sources of financing were our offering in July providing net proceeds of € 4,864,000, our offerings in November providing net proceeds of € 16,683,000 and the sale of shares through our ATM facility providing net proceeds of € 4,138,000. Our source of financing in 2016 was funding from a governmental body amounting to € 370,000.

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

At December 31, 2018, we had borrowings of € 9,386,000, which consisted of borrowings from a government body (€ 7,515,000) and convertible loans (€ 1,871,000). Cash is denominated in both U.S. dollars and euros.

For a description of our financial commitments, see below.

Funding Requirements

We expect that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into 2021. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our present and future funding requirements will depend on many factors, including, among other things:

•	the progress, timing and completion of preclinical testing and clinical trials for our current or any future product candidates;
•	the number of potential new product candidates we identify and decide to develop;
•	the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our current or any future product candidates;
•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;
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

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2018,  2017 and 2016:

	Year ended December 31,
	2018	2017	2016
	(€ in thousands)

Purchases of tangible fixed assets	312	82	2,433
Purchases of intangible assets	—	—	—
Total	312	82	2,433

Mid 2016, our two locations in the Netherlands were combined, facilitating further growth of our company and providing additional lab and office space. These changes led to increasing investments in tangible fixed assets in 2016, funded from existing cash balances. Subsequently, investments in 2018 and 2017 were limited.

Contractual Obligations and Commitments

The table below analyzes ProQR’s undiscounted liabilities into relevant maturity groupings based on the remaining period at December 31, 2018 until the contractual maturity date:

	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years
	(€ in thousands)
At December 31, 2018
Borrowings	—	797	8,984	—
Trade payables and other payables	8,160	—	—	—
Total	8,160	797	8,984	—

Commitments

Rent

Since 2012, the Company is domiciled in Leiden. We are currently a party to lease agreements for laboratory space and offices in the Netherlands and offices in Cambridge, MA.

The lease expenditure charged to the income statement for operating leases in 2018 amounts to € 1,813,000  (2017: € 2,103,000,  2016: € 1,849,000). The total commitment as at December 31, 2018 amount to € 2,466,000 (2017: € 4,919,000, 2016: € 7,283,000).

Patent license agreements

The Company and the General Hospital Corporation (MGH) have entered into a Patent License Agreement pursuant to which we may have certain royalty obligations based on the development or commercialization of eluforsen, as well as the obligation to pay MGH up to $ 700,000 in milestone payments upon the achievement of certain development and regulatory milestones.

The Company and the Radboud University Medical Center have entered into a Patent License Agreement under which we were granted a world-wide exclusive license pursuant to which we may have certain royalty obligations in relation to our product candidate sepofarsen for Leber’s congenital amaurosis.

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

The Company and Inserm Transfert SA and Assistance-Publique-Hôpiteaux de Paris have entered into a Patent License Agreement under which we were granted a world-wide exclusive license pursuant to which we may have certain royalty obligations in relation to our product candidate sepofarsen for Leber’s congenital amaurosis.

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

On October 29, 2018, ProQR signed of an agreement with Ionis Pharmaceuticals to license QR-1123 (formerly “IONIS-RHO-2.5Rx”), an RNA medicine for autosomal dominant retinitis pigmentosa (adRP) caused by the P23H mutation in the rhodopsin (RHO) gene. Under the terms of the agreement, ProQR was granted an exclusive worldwide license to QR-1123 and relevant patents. ProQR made an upfront payment in ordinary shares in the aggregate amount of $ 2.5 million, at $ 22.23 per share, which represents a 20% premium (based on the volume weighted average price of the previous 20 trading days) to its common stock, to Ionis upon signing the agreement. ProQR will also make future milestone payments, certain of which will be made in equity and others in cash or equity at ProQR’s discretion, and royalties on net sales of 20% through the royalty term.

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

On February 9, 2018, we entered into an agreement with Foundation Fighting Blindness, or FFB, under which FFB will provide funding of $ 7.5 million to advance QR-421a into the clinic and will receive future milestones.

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

On June 5, 2018, the Company entered into a partnership agreement with EB Research Partnership (EBRP) and EB Medical Research Foundation (EBMRF) under which EBRP and EBMRF have agreed to provide funding of $ 5.0 million for the clinical development of QR‑313 for Dystrophic Epidermolysis Bullosa targeting mutations in exon 73.

Research and development commitments

The Company has committed itself to a number of obligations amounting to € 8,114,000 at December 31, 2018 (2017: € 7,704,000). Of these obligations an amount of € 5,807,000 is due in 2019, the remainder is due in 1 to 5 years.

Our commitments are set out in more detail in note 21 and 22 to the financial statements as included elsewhere in this annual report.

C. Research and development, patents and licenses, etc.

See Item 4.B: “Business Overview” and Item 5: “Operating and Financial Review and Prospects”.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on the Company’s net revenues, income, profitability, liquidity or capital resources, or that caused the reported financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see Item 5.A: “Operating results”.

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

Supervisory Board

The following table sets forth information with respect to each of our supervisory board members and their respective dates of birth. The terms of office of all our supervisory board members expire according to a rotation schedule drawn up by our supervisory board. The business address of our supervisory board members is our registered office address at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

Our supervisory board is currently composed of the following members, all of whom are independent under applicable NASDAQ standards and all of whom, with the exception of Mr. Dinko Valerio and Mr. Antoine Papiernik, are independent under the Dutch Corporate Governance Code (DCGC):

Name	Date of Birth	Position	Member Since	Term expires
Dinko Valerio	August 3, 1956	Member of the Supervisory Board (Chairman)	January 1, 2014	2020
Alison Lawton	September 26, 1961	Member of the Supervisory Board	September 17, 2014	2022
Antoine Papiernik	July 21, 1966	Member of the Supervisory Board	January 1, 2014	2021
James Shannon	June 5, 1956	Member of the Supervisory Board	June 21, 2016	2020
Paul Baart	November 9, 1950	Member of the Supervisory Board	June 10, 2015	2019

The following sets forth biographical information regarding our Supervisory Board members. There are no family relationships among the members of our Supervisory Board, Management Board or Executive Officers.

Dinko Valerio is one of our founders and currently serves as the chairman of our Supervisory Board. Mr. Valerio has served on our supervisory board since January 2014. Mr. Valerio is a scientist and an experienced biotech entrepreneur with experience in both public and private companies as CEO and board member. Mr. Valerio is founder and former CEO of Crucell N.V., a Dutch biotech company, and founder and former general partner of Aescap Venture, a life sciences venture capital firm. In 1999, Mr. Valerio was one of the founders of Galapagos Genomics N.V., a spinout from Crucell N.V. which develops novel mode of action medicines. In 2017 Mr Valerio became a board member of Amylon Therapeutics B.V., a 80% owned affiliate of ProQR Therapeutics N.V. Adding to his corporate experience, Mr. Valerio is a professor in the field of gene therapy of the hematopoietic system at the University of Leiden. He received his Master of Science degree in Biology from the University of Amsterdam in 1982 and completed his Ph.D. in Molecular Genetics with Honors at the University of Leiden in 1986. Mr. Valerio also was a visiting scientific specialist at Genentech Inc., San Francisco in 1985 and a postdoctoral fellow at the Salk Institute, San Diego from 1986 to 1987. He is an author on more than 100 articles in peer-reviewed journals and an inventor on 11 patent-families.

Alison Lawton has served on our supervisory board since September 2014.  Ms. Lawton is currently Chief Executive Officer, President and Director of Kaleido Biosciences where she was previously President and Chief Operating Officer since Dec 2017. Previously, Ms. Lawton was Chief Operating Officer at Aura Biosciences, Inc, from 2015 to 2017, Ms. Lawton served as Chief Operating Officer at OvaScience Inc., a life sciences company, from January 2013 to January 2014. In addition, from 2014 to 2017, Ms. Lawton served as a biotech consultant for various companies, including as Chief Operating Officer consultant at X4 Pharmaceuticals. Ms. Lawton worked at various positions of increasing responsibility at Genzyme Corporation, or Genzyme, and subsequently at Sanofi-Aventis, following its 2011 acquisition of Genzyme, each a global biopharmaceutical company. Ms. Lawton served as head of Genzyme Biosurgery, where she was responsible for Genzyme’s global orthopedics, surgical and cell therapy and regenerative medicine businesses. Prior to that, Ms. Lawton oversaw Global Market Access at Genzyme, which included Regulatory Affairs, Global Health Outcomes and Strategic Pricing, Global Public Policy, and Global Product Safety & Risk Management. Before joining Genzyme, Ms. Lawton worked for seven years in the United Kingdom at Parke-Davis, a pharmaceutical company. Ms. Lawton serves on the board of directors of Verastem, Inc., a public biopharmaceutical company. She also served on the board of directors of Cubist Pharmaceuticals for three years until its acquisition by Merck &Co., Inc. in 2015. She currently sits on the Scientific Advisory Board for the Massachusetts Life Science Center. She is past President and Chair of the Board of Regulatory Affairs Professional Society and past FDA Advisory Committee member for Cell and Gene Therapy Committee. She earned her BSc in Pharmacology, with honors, from King’s College London.

Antoine Papiernik has served on our supervisory board since January 2014. Mr. Papiernik is managing partner at Sofinnova Partners, which he joined in 1997, and was appointed chairman in 2017. Mr. Papiernik has been an initial investor and active board member in public companies like Actelion, Addex, Auris Medical, Orexo, NovusPharma (then sold to CTI), Movetis (then sold to Shire), Mainstay, Pixium and Stentys, which went public respectively on the Zurich Stock Exchange, the NASDAQ Global Market, the Stockholm Stock Exchange, the Milan Nuovo Mercato, the Belgium Stock Exchange, the Dublin Stock Exchange and EuroNext Paris, in Cotherix (initially NASDAQ listed, then sold to Actelion), Core Valve (sold to Medtronic), Fovea (sold to Sanofi Aventis)m Ethical Oncology Science (EOS, sold to ClovisOncology) and Recor Medical (sold to Otsuka). Mr. Papiernik is also a board member of private companies MedDay Pharmaceuticals, MD Start, Shockwave Medical, Reflexion Medical, Gecko Biomedical, SafeHeal, Highlife and Rgenix. Mr. Papiernik has an MBA degree from the Wharton School of Business, University of Pennsylvania.

James Shannon, MD has served on our Supervisory Board since June 2016. Mr. Shannon has had an extensive career in drug development and pharma. From 2012 until his retirement in 2015, Mr. Shannon was Chief Medical Officer at GlaxoSmithKline. Prior to that he was Global Head of Pharma Development at Novartis and Senior Vice-President, Clinical Development at Sterling Winthrop Pharmaceuticals. He held board positions at companies including Biotie, Circassia, Crucell, Endocyte, MannKind and Cerimon Pharmaceuticals. In 2017 he joined the board of directors of Horizon Pharma. He received his undergraduate and postgraduate degrees at Queen’s University of Belfast and is a Member of the Royal College of Physicians (UK). Mr. Shannon currently holds board positions at Mannkind Corp (USA), myTomonows (NL), Horizon Pharma (Ire) and lmmodulon (UK).

Paul Baart has served on our supervisory board since June 2015. Mr. Baart made his career in public accounting in both the Netherlands and the USA. At PwC the Netherlands he served on the management board and the supervisory board. He was also a member of the global board of PwC International. He has served many large (listed) and international clients in various industries. He held professional qualifications both in the Netherlands and in the USA. He was chairman of Royal NIVRA, the Dutch Institute of Registered Accountants (now NBA), member of the Dutch Council on Annual Reporting (RJ) and supervisory board member of Nyenrode Business University. Present roles include outside member Enterprise Chamber Amsterdam Court of Appeal (Ondernemingskamer) and chairman Supervisory Board Grant Thornton the Netherlands. He studied business economics at the Vrije Universiteit in Amsterdam, where he also passed the Registeraccountants exam.

Management Board

The following table sets out information with respect to each of our management board member, his date of birth and his position at the company as of the date of this annual report. The business address of our management board member is our registered office address at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

Name	Date of Birth	Position	Date of Appointment	Term Expires
Daniel de Boer	April 12, 1983	Chief Executive Officer	February 21, 2012	2022

The following sets forth biographical information regarding our management board members.

Daniel de Boer is our founding Chief Executive Officer since our incorporation in 2012. Daniel is a serial-entrepreneur and passionate advocate for rare disease patients. He assembled a group of successful biotech executives as co-founders and built a team of a 150 experienced scientists and drug developers, devoted to creating RNA therapies for patients in need. Under Daniel’s leadership ProQR initiated clinical trials in multiple development programs for rare diseases, and raised over $ 300M in funding, including an IPO on Nasdaq. Daniel is responsible for the overall strategy and general business in the company. Before founding ProQR, Daniel was founder and Chief Executive Officer of RNA Systems, PC Basic and Running IT, companies he led through phases of growth, developing and launching several products in multiple European countries. Daniel was also a co-founder of Amylon Therapeutics, a company developing therapies for genetic brain diseases. In 2018 Daniel was named "Emerging Entrepreneur of the Year" by EY.

During 2018 René Beukema was our Chief Corporate Development Officer and General Counsel. Mr. Beukema joined us in September 2013 and is a seasoned in-house corporate lawyer in the Dutch biotechnology arena. Prior to joining us, Mr. Beukema served as General Counsel and Corporate Secretary of Crucell N.V. for twelve years, following his experience as a Senior Legal Counsel at GE Capital / TIP Europe and Legal Counsel at TNT Express Worldwide. Mr. Beukema was also a venture partner of Aescap Venture, a life sciences venture capital firm. Mr. Beukema is co-founder and advisor of Mytomorrows N.V., a Dutch life sciences company. He holds a post-doctoral degree in corporate law from the University of Nijmegen in co-operation with the Dutch Association of In-house Counsel (Nederlands Genootschap van Bedrijfsjuristen) and a Master’s degree in Dutch law from the University of Amsterdam. Mr. Beukema left the Company per 1 January 2019.

Officers

Our management board is supported by our officers. The following table sets forth information with respect to each of the officers, their respective dates of birth and their positions.as of the date of this annual report. The business address of our officers is our registered office address at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

Name	Date of Birth	Position
David Rodman	May 12, 1955	Executive Vice President of Research & Development
Gerard Platenburg	February 24, 1964	Chief Innovation Officer
Smital Shah	April 25, 1976	Chief Business & Financial Officer

David Rodman, MD is our Executive Vice President of Research & Development. David joined ProQR in 2017 having previously served in leadership roles with Novartis Institutes for Biomedical Research (NIBR), Vertex Pharmaceuticals, miRagen Therapeutics and Nivalis Therapeutics. Prior to moving to industry in 2005, David had a distinguished academic career, leading the Center for Genetic Lung Diseases at the University of Colorado and directing the Cystic Fibrosis Care, Teaching and Research efforts at the National Jewish Medical and Research Center in Denver, Colorado. During 12 years in industry, David has had global responsibility for driving innovation in the translation of cutting-edge science into transformational new therapies for rare diseases including CF, pulmonary fibrosis, pulmonary artery hypertension and severe immunologic and inflammatory diseases. At Vertex Pharmaceuticals he directed early- and late-stage CF clinical development programs including Kalydeco®, Orkambi® and VX-661. David received a BA in Economics from Haverford College in 1976, an MD from the University of Pennsylvania in 1980 and completed training in Internal Medicine, Pulmonary and Critical Care Medicine at the University of Colorado. He has served as an advisor to the National Institutes of Health, was elected to the American Society for Clinical Investigation and is a Fellow of the American Heart Association.

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

Smital Shah has served as our Chief Financial Officer since October 2014 and was promoted to Chief Business and Financial Officer in November 2018, where she is responsible for finance, investor relations and communications, business development and commercial. Smital has a 12-year track record of management and leadership in biopharma companies and investment banking, with particular experience in financial strategy, capital markets and business development. Prior to joining us Smital was at Gilead Sciences, where she managed their multi-billion dollar debt, cash and investment portfolios. Prior to Gilead, Smital spent several years in investment banking at Leerink Partners and JP Morgan focused on capital raising and strategic transactions in the biotech space. During this time, Smital has helped raise over $ 1 billion in equity capital and over $ 7 billion in debt capital for emerging and established biotech companies as well advised on a variety of strategic transactions such as mergers, divestitures, asset sales, dividends, royalty monetizations and corporate partnerships. Previously, she held various R&D focused roles at Johnson & Johnson. Smital has a Bachelors and Masters in Chemical Engineering and an MBA from the University of California at Berkeley.

During 2018 Robert Cornelisse has served as our Chief People and Organization since January 2017.  Mr. Cornelisse left the Company per 1 January 2019.

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

Compensation of the Supervisory Board

The remuneration of the supervisory board members in 2018 is set out in the table below:

	2018
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total
	(€ in thousands)
Mr. Dinko Valerio	36	—	69	105
Mr. Antoine Papiernik	72	—	—	72
Ms. Alison Lawton	31	—	75	106
Mr. Paul Baart	80	—	—	80
Mr. James Shannon	33	—	73	106
	252	—	217	469

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

Compensation of the Management Board

The table below sets out a breakdown of the compensation in 2018 of each current member of the management board

	2018
	Short term	Post-	Share-
	employee	employment	based
	benefits	benefits	payment	Total
	(€ in thousands)
Mr. D.A. de Boer	726	9	668	1,403
Mr. R.K. Beukema	809	16	464	1,289
	1,535	25	1,132	2,692
:

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

Service Agreements

We have entered into service agreement with our CEO. The service agreement contains a termination notice period of two months. The service agreement may be terminated in the event of an urgent reason (dringende reden) at any time, without advance notice. The service agreement with Daniel de Boer provides for a lump-sum payment following a change in control subject to certain conditions. Such payment is equal to 24 months of the individual’s monthly gross fixed salary in effect at the time of the change in control. The service agreement also contains certain restrictive covenants, including post termination non-competition and non-solicitation covenants, which survive for a period of 12 months post-termination.

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

D. Employees

As at December 31, 2018, we had a total of 118.8 employees (converted to FTE). Of these employees, 89.2 were engaged in research and development and 29.6 in general and administrative. For additional details we refer to note 17 to the financial statements. As far as we know, our employees are not represented by a labor union. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share ownership

Refer to Item 7.A: “Major shareholders” in this annual report.

Jkjlkjlkjlkjlkjk Jkjkj ihjhjhjkhjkjkjlkjlkljlkjjhjhkjhkjh

Item 7: Major Shareholders and Related Party Transactions

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at December 31,  2018 by:

•	each of the members of our supervisory board and management board; and
•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned is based on a total of 38,872,936 ordinary shares outstanding as at December 31, 2018. The numbers and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the applicable SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security, or to receive the economic benefit of ownership of the securities. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of December 31, 2018, and such securities are considered outstanding for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o ProQR Therapeutics N.V., Zernikedreef 9, 2333 CK, Leiden, the Netherlands.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	Percentage
5% or Greater Shareholders:

Adage Capital Partner GP, L.L.C.[1]	3,735,507	9.6%
RTW Investments LLC[2]	3,569,613	9.2%
Goldman Sachs Group Inc[3]	3,406,102	8.8%
Jennison Associates LLC[4]	2,995,305	7.7%
UBS Group AG5	2,854,433	7.3%
JDG BV6	2,786,550	7.2%
Sofinnova Partners[7]	2,764,194	7.1%
Supervisory Board Members and Management Board Members
Dinko Valerio[8]	1,115,187	2.9%
Antoine Papiernik[9]	2,764,194	7.1%
James Shannon[10]	101,030	0.3%
Alison Lawton[11]	52,315	0.1%
Daniel de Boer[12]	1,097,178	2.8%
René Beukema[13]	577,062	1.5%
Paul Baart	—	—%
All supervisory board members and management board members as a group (7 persons) [1][4]	5,706,966	14.7%

1

Adage Capital Partners GP L.L.C., “ACP” ACP is a limited partnership organized under the laws of the State of Delaware. ACPGP and ACA are limited liability companies organized under the laws of the State of Delaware. The address of the business office of each of the Reporting Persons is 200 Clarendon Street, 52nd floor, Boston, Massachusetts 02116.  Based solely on the Schedule 13G/A filed by Adage Capital Partners GP L.L.C. on February 13, 2019.

2	The registered office of RTW Investments, LP is 412 West 15th Street, Floor 9, New York, New York 10011. Based solely on the Schedule 13G filed by RTW Investments, LP on February 22, 2019.
3	The registered office of Goldman Sachs Group Inc is 200 West Street, New York, NY 10282. Based solely on the Schedule 13G filed by Goldman Sachs Group Inc on February 7, 2019.
4

Jennison Associates LLC, “Jennison” furnishes investment advice to several investment companies, insurance separate accounts, and institutional clients "Managed Portfolios". As a result of its role as investment adviser of the Managed Portfolios, Jennison may be deemed to be the beneficial owner of the shares of the Company’s Common Stock held by such Managed Portfolios.  Prudential Financial, Inc. “Prudential” indirectly owns 100% of equity interests of Jennison.  As a result, Prudential may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Jennison may have with respect to the Company’s Common Stock held by the Managed Portfolios. Jennison does not file jointly with Prudential, as such, shares of the Company’s Common Stock reported on Jennison's 13G may be included in the shares reported on the 13G filed by Prudential. The registered office of Jennison Associates LLC is 466 Lexington Ave., New York, NY 10017. Based solely on the Schedule 13G/A filed by Jennison Associates LLC on February 1, 2019.

5	The registered office of UBS Group AG is Bahnhofstrasse 45, PO Box CH-80982(c), Switzerland. Based solely on the Schedule 13G filed by UBS Group AG on February 15, 2019.
6

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

7

Sofinnova Partners SAS, a French corporation and the management company of Sofinnova Capital VII FCPR, may be deemed to have sole voting and investment power, and the managing partners of Sofinnova Partners SAS, Dennis Lucquin, Antoine Papiernik, Dr. Tordjman and Monique Saulnier, may be deemed to have shared voting and investment power with respect to such shares. The address of Sofinnova Capital VII FCPR is 16‑18 rue du Quatre-Septembre, Paris 75002, France. Based solely on the Schedule 13G/A filed by Sofinnova Capital VII FCPR on February 14, 2019.

8

Consists of 588,457 ordinary shares and options to acquire 71,769 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2018. Also includes 454,963 shares held by the Valerio family foundation, Stichting Administratiekantoor Endavit, for which Mr. Valerio is the managing director. The address of Stichting Administratiekantoor Endavit is Ondernemingsweg 240, 1422 DZ, Uithoorn, the Netherlands.

9

Consists of 2,764,194 ordinary shares held by Sofinnova Capital VII FCPR. Antoine Papiernik may be deemed to have shared voting and investment power with respect to such shares as a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR.

10	Consists of 61,538 ordinary shares and options to acquire 39,492 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2018.
11	Consists of options to acquire 52,315 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2018.
12

Consists of options to acquire 391,869 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2018, and 705,309 ordinary shares held by Appel BV and JDG BV.

13	Consists of 346,239 ordinary shares and options to acquire 230,823 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2018.
14	Consists of 4,920,700 ordinary shares and options to acquire 786,268 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2018.

Holdings by U.S. Shareholders

As at December 31, 2018, approximately 99.7% of our ordinary shares were held by record holders in the United States, which excludes shareholders whose shares were held in nominee or street name by brokers.

B. Related party transactions

Since January 1, 2018, there have been no material transactions that are unusual in their nature or conditions with any of our related parties, except for transactions as set out in note 23 to the financial statements as included elsewhere in this report.

Registration Rights Agreement

We have entered into a registration rights agreement with certain of our existing shareholders pursuant to which we will grant them customary registration rights for the resale of their ordinary shares, as summarized below.

Demand registration rights. Certain of our shareholders that are party to the Registration Rights Agreement, dated as of September 17, 2014, among us and the other parties thereto (the “RRA Shareholders”) are entitled to request that we effect up to an aggregate of two demand registrations under the Registration Rights Agreement, and no more than two demand registrations within any twelve-month period, covering the RRA Shareholders’ ordinary shares (“registrable securities”) that total at least one-third of the outstanding registrable securities and which have an anticipated aggregate net offering price of at least $ 10 million. In addition, when we are eligible to use Form F‑3, RRA Shareholders holding an aggregate of at least 30% of the registrable securities and which have an anticipated aggregate net offering price of at least $ 5 million have the right to request that we file a registration statement on Form F‑3. These demand registration rights are subject to certain customary conditions and limitations, including customary underwriter cutback rights and deferral rights.

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

Legal proceedings

From time to time we could be involved in legal proceedings that arise in the ordinary course of business. As at December 31, 2018, we believe no proceedings exists of which the outcome, if determined adversely, will have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and employees. No assurance can be given that future litigation will not have a material adverse effect on our financial position. Refer to Item 3.D: “Risk factors.”

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

Item 9: The Offer and Listing

A. Offering and listing details

See “Item 9.C The Offer and Listing - Markets.”

B. Plan of distribution

Not applicable.

C. Markets

The following table sets forth the high and low sales prices as reported by NASDAQ for each year, quarter and the most recent six months:

	High	Low
	(in $)
Annual highs and lows
Year ended December 31, 2014 (from September 18, 2014)	23.02	11.00
Year ended December 31, 2015	27.60	6.95
Year ended December 31, 2016	8.96	3.48
Year ended December 31, 2017	6.90	2.75
Year ended December 31, 2018	24.00	2.80

Quarterly highs and lows
First quarter 2017	5.20	3.65
Second quarter 2017	5.45	4.60
Third quarter 2017	6.90	4.30
Fourth quarter 2017	4.97	2.75
First quarter 2018	3.80	2.80
Second quarter 2018	7.45	2.90
Third quarter 2018	22.85	6.25
Fourth quarter 2018	24.00	14.83
Monthly highs and lows
September 30, 2018	22.85	7.56
October 31, 2018	21.40	16.62
November 30, 2018	24.00	17.50
December 31, 2018	19.95	14.83
January 31, 2019	18.94	13.83
February 28, 2019	16.99	12.25

Since September 18, 2014, our ordinary shares have been listed on the NASDAQ Global Market under ticker symbol PRQR. On March 11,  2019, the closing price per share reported on the NASDAQ Global Market was $ 14.76

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10: Additional Information

A. Share capital

Not applicable.

B. Memorandum and articles of association

General

We were incorporated on February 21, 2012 as a private company with limited liability (‘besloten vennootschap met beperkte aansprakelijkheid’) under Dutch law. In connection with our initial public offering in 2014, our shareholders resolved to amend our articles of association and to convert into a public company with limited liability by means of a Deed of Amendment and Conversion, pursuant to which, we converted to a public company with limited liability (‘naamloze vennootschap’) under the laws of the Netherlands. In connection with this conversion, our legal name changed from ProQR Therapeutics B.V. to ProQR Therapeutics N.V. On 22 June 2016 the articles of association were amended to (i) add certain places where general meeting of shareholders may be held and (ii) amend the term ‘annual report’ to ‘report of the Management Board’ to comply with the Implementation Act Annual Accounts Directive (‘Uitvoeringswet richtlijn jaarrekening’) (Bulletin of Acts and Decrees (‘Staatsblad’) 2015, 349), pursuant to which act this term has been amended accordingly. On 19 February 2018, the articles of association were amended to (i) to increase the authorized share capital, and (ii) to delete the requirement of a deed for the issuance of shares.

Our company is registered with the Dutch Trade Register of the Chamber of Commerce (‘handelsregister van de Kamer van Koophandel en Fabrieken’) in Leiden, the Netherlands under number 54600790. Our corporate seat is in Leiden, the Netherlands, and our registered office is at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

At  December 31, 2018, our authorized share capital is € 7,200,000, divided into 90,000,000 ordinary shares and 90,000,000 preferred shares, each with a nominal value of € 0.04~~.~~

Our ordinary shares are listed on the Nasdaq Global Market under the symbol “PRQR.”

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

On May 16, 2018, our general meeting of shareholders adopted a resolution pursuant to which the aforesaid authorizations to issue shares and to limit and exclude preemptive rights was renewed. In this renewed authorization the Management Board was delegated the authority to resolve, subject to approval of the Supervisory Board, to, in accordance with applicable laws and NASDAQ listing rules and for a period of 5 years from the date of the resolution of the general meeting of shareholders: (a) issue ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected above and issuances under Company’s stock option plans with the proviso that the issuances under stock option plans is limited to 15% of the Company's issued share capital (minus any treasury shares) at the date of AGM ; (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grants.

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

On May 16, 2018, our general meeting of shareholders adopted a resolution pursuant to which the aforesaid authorizations to issue shares and to limit and exclude preemptive rights was renewed. In this renewed authorization the Management Board was delegated the authority to resolve, subject to approval of the Supervisory Board, to, in accordance with applicable laws and NASDAQ listing rules and for a period of 5 years from the date of the resolution of the general meeting of shareholders: (a) issue ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected above and issuances under Company’s stock option plans with the proviso that the issuances under stock option plans is limited to 15% of the Company's issued share capital (minus any treasury shares) at the date of AGM ; (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grants.

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

(a)	Dividend Withholding Tax

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
•

3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned reduction. (Qualifying foreign subsidiaries are entities established in Aruba, Curacao, St. Maarten, the BES islands or in a state which has concluded a double tax treaty with the Netherlands)

Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to remit to the Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold on dividends distributed.

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

(b)	Taxes on Income and Capital Gains
(i)	Dutch Resident Individuals

If a holder of ordinary shares is a Dutch Resident Individual, any benefit derived or deemed to be derived from the ordinary shares is taxable at the progressive income tax rates (with a maximum of 51.95%), if:

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

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder’s net investment asset base (in Dutch: ‘rendementsgrondslag’). Irrespective of the actual income and capital gains realized, the annual taxable benefit of all the assets and allowable liabilities of a Dutch Resident Individual holder of ordinary shares who is taxed under this regime is set at a deemed return based on the fair market value of the assets reduced by the allowable liabilities on January 1 of each year. Depending on the aggregate amount of the fair market value of the assets reduced by the liabilities, the deemed return ranges from 2.017% up to 5.38% (2018). This deemed return is subject to income tax at a flat rate of 30%. Taxation only occurs if and to the extent the fair market value of the assets reduced by the liabilities exceeds a threshold (heffingvrij vermogen) of €  30,000 (or €  60,000 in case of a fiscal partnership). The deemed return will be adjusted annually.

(i)	Dutch Resident Entities

Any benefit derived or deemed to be derived from the ordinary shares held by Dutch Resident Entities, including any capital gains realized on the disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 25% (a corporate income tax rate of 20% applies with respect to taxable profits up to € 200,000).

(ii)	Non-Residents of the Netherlands

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

(a)	Gift and Inheritance Taxes
(i)	Residents of the Netherlands

Gift and inheritance taxes will arise in the Netherlands with respect to a transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares who is resident or deemed to be resident in the Netherlands at the time of the gift or his/her death.

(ii)	Non-residents of the Netherlands

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

(a)	Other Taxes and Duties

No Dutch VAT and no Dutch registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of ordinary shares on any payment in consideration for the holding or disposal of the ordinary shares.

(b)	Residence

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

Certain Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the ownership and disposition of our ordinary shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that will hold our ordinary shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ordinary shares that may be subject to special tax rules including, without limitation, the following:

•	banks, financial institutions or insurance companies;
•	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;
•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons that hold the ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold our shares through such an entity;
•	S corporations;
•	certain former citizens or long term residents of the United States;
•	persons that received our shares as compensation for the performance of services;
•	persons that acquire ordinary shares as a result of holding or owning our preferred shares;
•	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our shares; and
•	holders that have a “functional currency” other than the U.S. dollar.

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

(c)	Distributions

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

Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below). The Company, which is incorporated under the laws of the Kingdom of the Netherlands, believes that it qualifies as a resident of the Netherlands for purposes of, and is eligible for the benefits of, the Convention between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, signed on December 18, 1992, as amended and currently in force, or the U.S.-Netherlands Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Netherlands Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “Passive Foreign Investment Company Considerations,” below, if the U.S.-Netherlands Tax Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that certain conditions are met, including the holding period requirement as well as the absence of certain risk reduction transactions.

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

(d)	Sale, exchange or other taxable disposition of our ordinary shares

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

Net Investment Income Tax

Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Net Investment Income Tax to its income and gains in respect of its investment in our ordinary shares.

(e)	Passive foreign investment company considerations

If we are classified as a passive foreign investment company, or PFIC, in any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets for which purpose the total value of our assets may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns our ordinary shares, regardless of whether we continue to meet the tests described above, unless the  shareholder makes a purging election (which allows a shareholder to purge the continuing PFIC taint by either  making a deemed sale election or a deemed dividend election).   .

Based on the average value of our gross assets and composition of our income, we believe that we were not a PFIC during the 2018 taxable year. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate.

If we are a PFIC, and you are a U.S. holder, then  a special tax regime will apply unless you make a mark-to-market election (described below), (we do not currently intend to provide the information necessary for U.S. holders to  make qualified electing fund elections if we are treated as a PFIC for any taxable year), a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. (In determining the average annual distribution, the portion of any excess distribution from a prior year that was allocated to the prior-year PFIC period is disregarded.) Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

A U.S. holder may elect mark-to-market treatment, which may alleviate some of the adverse consequences of PFIC status. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election and not offset by prior mark‐to market losses. If a U.S. holder makes the election, the U.S. holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principle purposes the meeting of the trading requirement as disregarded). The NASDAQ Global Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded on that market, the mark-to-market election will be available to a U.S. holder. U.S. Holders should consult their tax advisors to determine whether the mark-to-market election would be available and if so, what the consequences of making that election would be in their particular circumstances.

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

(f)	Backup Withholding and Information Reporting

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

(g)	Foreign Asset Reporting

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

At December 31, 2018 there was a net liability in U.S. Dollars of € 0.1 million  (2017: € 0.7 million). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on receivables and trade payables, during the years presented had an immaterial effect on the financial statements.

Our interest rate risk exposure is limited due to the use of loans with fixed rates. At December 31, 2018, we had several loans with a fixed interest rate,  totaling €9,386,000  (2017: € 7,244,000).

Credit Risk

Credit risk represents the risk of financial loss caused by default of the counterparty. We have no large receivables balances with external parties. Our principal financial assets are cash and cash equivalents which are, in line with our cash policy, placed at banks which meet our defined minimum credit ratings.

Liquidity Risk

Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into 2021. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

No matters to report.

Item 15: Controls and Procedures

A. Disclosure controls and procedures

Under the supervision and with the participation of our Chief Executive Officer (CEO) and Chief Business and Financial Officer (CFO), the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) under the Securities Exchange Act of 1934) has been evaluated as of the end of the period covered by the Annual Report (December 31, 2018). The term “disclosure controls and procedures” means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s  rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures.

Based on that evaluation, the Chief Executive Officer and Chief Business and Financial Officer have concluded that these disclosure controls and procedures are effective as at December 31, 2018.

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

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2018.

C. Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of the company’s registered public accounting firm because “emerging growth companies” are not subject to the attestation requirements pursuant to the JOBS Act.

D. Changes in internal control over financial reporting

During the year ended December 31, 2018, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Historically, we hold treasury shares which relate to ordinary shares that have legally been issued, but that are within our control. On September 25, 2017, we established a Dutch foundation named Stichting Bewaarneming Aandelen ProQR for holding shares in trust for employees, members of the Management Board and members of the Supervisory Board of the Company and its group companies who from time to time will exercise options under the Company’s equity incentive plans. We have issued an aggregate of 4,277,051 ordinary shares to the foundation, with the nominal value of € 0.04 per share paid out of our reserves. Upon exercise of outstanding options, the foundation will transfer the appropriate number of ordinary shares underlying such exercise and the optionee will pay the appropriate exercise price to us as share premium. Our company is the sole director of the foundation, and the foundation is not permitted to receive dividends or to vote on the ordinary shares it will hold from time to time.

In 2018, no purchases of our registered equity securities were made by or on our behalf or on the behalf of any affiliated purchaser.

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

4.12†

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

4.15*††	License Agreement between Inserm Transfert SA, Assistance-Publique- Hôpitaux de Paris, and ProQR Therapeutics N.V. as Licensee dated January 17, 2018

4.16*††	Letter Agreement between Foundation For Fighting Blindness Clinical Research Institute and ProQR Therapeutics IV B.V. dated as of February 9, 2018

4.17*††	License Agreement between Ionis Pharmaceuticals, Inc. and ProQR Therapeutics N.V. dated as of October 26, 2018

4.18*††	Stock Purchase Agreement between Ionis Pharmaceuticals, Inc. and ProQR Therapeutics N.V. dated as of October 26, 2018

4.19*††	Investor Agreement between Ionis Pharmaceuticals, Inc. and ProQR Therapeutics N.V. dated as of October 26, 2018

8.1*	Subsidiaries of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Accountants B.V., Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Leiden, March 28,  2019

PROQR THERAPEUTICS N.V.

By:	/s/ Daniel de Boer
Name:	Daniel de Boer
Title:	Chief Executive Officer

By:	/s/ Smital Shah
Name:	Smital Shah
Title:	Chief Business and Financial Officer

Report of the Independent Registered Public Accounting Firm

To: the Shareholders and Supervisory Board of ProQR Therapeutics N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ProQR Therapeutics N.V. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of profit or loss and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Deloitte Accountants B.V.

Amsterdam, The Netherlands

March 28, 2019

We have served as the Company's auditor since 2013.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Financial Position

		December 31,	December 31,
		2018	2017
		(€ in thousands)
Assets
Intangible assets	7	—	39
Property, plant and equipment	8	1,864	2,505
Non-current assets		1,864	2,544

Social security and other taxes	9	1,243	396
Prepayments and other receivables	10	1,544	2,064
Cash and cash equivalents	11	105,580	48,099
Current assets		108,367	50,559
Total assets		110,231	53,103

Shareholders’ equity
Share capital		1,726	1,457
Share premium		235,744	148,763
Reserves		10,888	8,513
Accumulated deficit		(155,443)	(119,370)
Equity attributable to owners of the Company	12	92,915	39,363
Non-controlling interests		(230)	(38)
Total equity		92,685	39,325

Liabilities
Borrowings		9,386	5,284
Non-current liabilities	13	9,386	5,284

Borrowings		—	1,960
Trade payables		135	546
Social security and other taxes		—	1,019
Pension premiums		7	—
Deferred income		545	347
Other current liabilities		7,473	4,622
Current liabilities	14	8,160	8,494
Total liabilities		17,546	13,778
Total equity and liabilities		110,231	53,103

The accompanying notes are an integral part of these financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Profit or Loss and Comprehensive Income

		Year Ended December 31,
		2018	2017	2016
		(€ in thousands)

Other income	15	5,761	1,495	1,828

Research and development costs	16	(29,514)	(31,153)	(31,923)
General and administrative costs		(12,540)	(10,840)	(9,478)
Total operating costs		(42,054)	(41,993)	(41,401)
Operating result		(36,293)	(40,498)	(39,573)
Financial income and expense	18	(792)	(3,175)	470
Result before corporate income taxes		(37,085)	(43,673)	(39,103)
Corporate income taxes	19	(1)	(2)	—
Result for the year		(37,086)	(43,675)	(39,103)

Other comprehensive income
Items that will never be reclassified to profit or loss		—	—	—
Items that are or may be reclassified to profit or loss
Foreign operations – foreign currency translation differences		(28)	151	(16)
Total comprehensive loss (attributable to equity holders of the Company)		(37,114)	(43,524)	(39,119)

Result attributable to
Owners of the Company		(36,894)	(43,637)	(39,103)
Non-controlling interests		(192)	(38)
		(37,086)	(43,675)	(39,103)

Share information	20
Weighted average number of shares outstanding		34,052,520	25,374,807	23,346,507
Earnings per share for result attributable to the equity holders of the Company (expressed in Euro per share)
Basic and diluted loss per share		€(1.08)	€(1.72)	€(1.67)

The accompanying notes are an integral part of these financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Changes in Equity

	Attributable to Equity Holders of the Company
			Equity
			Settled
			Employee
	Share	Share	Benefit	Translation	Accumulated		Non-controlling	Total
	Capital	Premium	Reserve	Reserve	Deficit	Total	Interests	Equity
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)

Balance at January 1, 2016	934	123,595	1,899	1	(36,630)	89,799	—	89,799

Result for the year	—	—	—	—	(39,103)	(39,103)	—	(39,103)
Other comprehensive income	—	—	—	(16)	—	(16)	—	(16)
Recognition of share-based payments	—	—	2,454	—	—	2,454	—	2,454
Shares options exercised	—	2	—	—	—	2	—	2
Balance at December 31, 2016	934	123,597	4,353	(15)	(75,733)	53,136	—	53,136

Result for the year	—	—	—	—	(43,637)	(43,637)	(38)	(43,675)
Other comprehensive income	—	—	—	151	—	151	—	151
Recognition of share-based payments	—	—	4,024	—	—	4,024	—	4,024
Issue of ordinary shares	343	25,342	—	—	—	25,685	—	25,685
Issue of treasury shares	180	(180)	—	—	—	—	—	—
Shares options exercised	—	4	—	—	—	4	—	4
Balance at December 31, 2017	1,457	148,763	8,377	136	(119,370)	39,363	(38)	39,325

Result for the year	—	—	—	—	(36,894)	(36,894)	(192)	(37,086)
Other comprehensive income	—	—	—	(28)	—	(28)	—	(28)
Recognition of share-based payments	4	2,185	3,224	—	—	5,413	—	5,413
Issue of ordinary shares	265	83,926	—	—	—	84,191	—	84,191
Shares options lapsed	—	—	(97)	—	97	—	—	—
Shares options exercised	—	870	(724)	—	724	870	—	870
Balance at December 31, 2018	1,726	235,744	10,780	108	(155,443)	92,915	(230)	92,685

The accompanying notes are an integral part of these financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Cash Flows

	Year Ended December 31,
	2018	2017	2016
	(€ in thousands)
Cash flow from operating activities
Net loss	(37,086)	(43,675)	(39,103)
Adjustments for:
Amortization & depreciation & Impairment	992	1,065	1,245
Share-based payment expenses	5,413	4,024	2,454
Financial income and expense	792	3,175	(470)
Net foreign exchange gain / (loss)	(28)	151	(16)
Changes in working capital	1,295	164	1,433
Corporate income tax paid	(1)	(2)	—
Interest received (paid)	130	147	236
Net cash used in operating activities	(28,493)	(34,951)	(34,221)
Cash flow from investing activities
Purchases of intangible assets	—	—	—
Purchases of property, plant and equipment	(312)	(121)	(2,539)
Net cash used in investing activities	(312)	(121)	(2,539)
Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	84,191	25,685	—
Proceeds from exercise of share options	870	4	2
Proceeds from borrowings	264	301	370
Proceeds from convertible loans	1,132	650	—
Redemption of financial lease	—	—	(15)
Net cash generated by financing activities	86,457	26,640	357
Net increase/(decrease) in cash and cash equivalents	57,652	(8,432)	(36,403)
Currency effect cash and cash equivalents	(171)	(2,669)	738
Cash and cash equivalents at the beginning of the year	48,099	59,200	94,865
Cash and cash equivalents at the end of the year	105,580	48,099	59,200

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

At December 31, 2018, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

•	ProQR Therapeutics Holding B.V. (the Netherlands, 100%);
•	ProQR Therapeutics I B.V. (the Netherlands, 100%);
•	ProQR Therapeutics II B.V. (the Netherlands, 100%);
•	ProQR Therapeutics III B.V. (the Netherlands, 100%);
•	ProQR Therapeutics IV B.V. (the Netherlands, 100%);
•	ProQR Therapeutics VI B.V. (the Netherlands, 100%);
•	ProQR Therapeutics VII B.V. (the Netherlands, 100%);
•	ProQR Therapeutics VIII B.V. (the Netherlands, 100%);
•	ProQR Therapeutics IX B.V. (the Netherlands, 100%);
•	ProQR Therapeutics I Inc. (United States, 100%);
•	Amylon Therapeutics B.V. (the Netherlands, 80%);
•	Amylon Therapeutics, Inc. (Unites States, a 100% subsidiary of Amylon Therapeutics B.V.)

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

(d) Going Concern

The management board of ProQR has, upon preparing and finalizing the 2018 financial statements, assessed the Company’s ability to fund its operations for a period of at least one year after the date of signing these financial statements.

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

(iii) Grant income

(Government) Grant income is not recognized until there is reasonable assurance that the Company will comply with the conditions attached to them. (Government) Grants are recognized in profit or loss on a systematic basis over the period the Company recognizes as expenses the related costs for which the grants are expected to compensate.

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

IFRS 9

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, FVOCI and FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. The adoption of IFRS 9 has not had a significant effect on the Group’s accounting policies related to financial liabilities and derivative financial instruments.

Other new Standards and Interpretations, which became effective as of January 1, 2018, did not have a material impact on our financial statements.

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

(iii) Loss of control

When the Group loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(iv) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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

(ii) Share-based payment transactions

The grant-date fair value of equity-settled share-based payment awards granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

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

(k) Financial assets

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value and subsequently measured at amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Specifically:

•

debt instruments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured subsequently at amortised cost, and

•	all other debt investments and equity investments are measured subsequently at fair value through profit or loss (FVTPL).

(l) Contract receivables

Contract receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as “loans and receivables”. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment.

The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Previous accounting policy for impairment of trade receivables

In the prior year, an allowance for doubtful accounts is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. Loans and receivables are included in ‘current assets’, except for maturities greater than 12 months after the balance sheet date, which are classified as ‘non-current assets’.

(m) Cash and cash equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with original maturities of three months or less that are convertible to a known amount of cash and bear an insignificant risk of change in value.

(n) Financial liabilities and equity instruments

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

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured.

Interest related to the financial liability is recognized in profit or loss. On conversion, the financial liability is reclassified to equity and no gain or loss is recognized.

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

(o) Leases

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

4. New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1,  2019, and have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out below. The Group does not plan to adopt these standards early.

IFRS 16 Leases

IFRS 16 specifies how a company will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

The impact on the income statement is that current operating expenses will be replaced by depreciation and interest. Total expenses (depreciation for 'right of use' assets and interest on lease liabilities) are higher in the earlier years of a typical lease and lower in the later years, in comparison with current accounting for operating leases. The main impact on the statement of cash flows is higher cash flows from operating activities, since cash payments for the principal part of the lease liability are classified in the net cash flow from financing activities by approximately € 1.2 million.

IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted and is expected to have an effect on our balance sheet of approximately € 2.3 million.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

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

At December 31, 2018 there was a net liability in U.S. Dollars of € 0.1 million (2017: € 0.7 million). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on receivables and trade payables, during the years presented had an immaterial effect on the financial statements.

At year-end, a substantial amount of our cash balances are denominated in U.S. Dollars. This amount reflects our current expectation of future expenditure in U.S. dollars.

A reasonably possible weakening of the U.S. Dollar by 10% against all other currencies at December 31, 2018 would have affected the measurement of our cash balances denominated in a U.S. Dollar and affected equity and profit or loss by € 2.4 million (2017: € 2.5 million). The analysis assumes that all other variables, in particular interest rates, remain constant.

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

Furthermore the Company does not hold investments designated for sale, therefore are not exposed to equity securities price risk.

Cash flow and fair value Interest rate risk

The Company’s exposure to interest rate risks is limited due to the use of loans with fixed rates. The Company has several loans with fixed interest rates, totaling €9,386,000 at December 31, 2018 (2017: € 7,244,000). Details on the interest rates and maturities of these loans are provided in Note 13.

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

At December 31, 2018 and December 31, 2017, substantially all of our cash and cash equivalents were held at three large institutions, Rabobank, ABN Amro and Wells Fargo. All institutions are highly rated (ratings of Aa3, A1 and A2 for Rabobank, ABN Amro and Wells Fargo respectively) with sufficient capital adequacy and liquidity metrics.

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

The table below analyzes ProQR’s undiscounted liabilities into relevant maturity groupings based on the remaining period at year-end until the contractual maturity date:

	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years
	(€ in thousands)
At December 31, 2018
Borrowings	—	797	8,984	—
Trade payables and other payables	8,160	—	—	—
Total	8,160	797	8,984	—

At December 31, 2017
Borrowings	1,960	980	5,981	—
Trade payables and other payables	6,534	—	—	—
Total	8,494	980	5,981	—

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

7. Intangible Assets

	Licenses	Software	Total
	(€ in thousands)	(€ in thousands)	(€ in thousands)
Balance at January 1, 2017
Cost	39	152	191
Accumulated amortization	—	(101)	(101)
Carrying amount	39	51	90

Additions	—	—	—
Amortization	—	(51)	(51)
Movement for the period	—	(51)	(51)

Balance at December 31, 2017
Cost	39	152	191
Accumulated amortization	—	(152)	(152)
Carrying amount	39	—	39

Additions	—	—	—
Impairment	(39)	—	(39)
Amortization	—	—	—
Movement for the period	(39)	—	(39)

Balance at December 31, 2018
Cost	39	152	191
Accumulated amortization	(39)	(152)	(191)
Carrying amount	—	—	—

In 2012, the Company acquired an exclusive license from the Massachusetts General Hospital. The initial payment in respect of the license, in the amount of € 39,000 has been impaired and is included in the general and administrative costs for an amount of € 39,000 (2017: € -).

The amortization charge for 2018 is included in the general and administrative costs for an amount of € - (2017: € 51,000).

8. Property, Plant and Equipment (‘PP&E’)

	Leasehold	Laboratory
	improvements	equipment	Other	Total
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)
Balance at January 1, 2017
Cost	1,847	1,957	1,283	5,087
Accumulated depreciation	(508)	(660)	(481)	(1,649)
Carrying amount	1,339	1,297	802	3,438

Additions	9	47	26	82
Depreciation	(294)	(409)	(312)	(1,015)
Transfer	—	—	—	—
Disposals	—	—	—	—
Movement for the period	(285)	(362)	(286)	(933)

Balance at December 31, 2017
Cost	1,856	2,004	1,309	5,169
Accumulated depreciation	(802)	(1,069)	(793)	(2,664)
Carrying amount	1,054	935	516	2,505

Additions	18	281	13	312
Depreciation	(296)	(419)	(238)	(953)
Disposals	—	—	—	—
Movement for the period	(278)	(138)	(225)	(641)

Balance at December 31, 2018
Cost	1,874	2,285	1,322	5,481
Accumulated depreciation	(1,098)	(1,488)	(1,031)	(3,617)
Carrying amount	776	797	291	1,864

The depreciation charge for 2018 is included in the research and development costs for an amount of € 725,000  (2017: € 836,000) and in the general and administrative costs for an amount of € 228,000  (2017: € 179,000).

9. Social Security and Other Taxes

	December 31,	December 31,
	2018	2017
	(€ in thousands)
Value added tax	311	396
Wage tax	932	—
	1,243	396

All receivables are considered short-term and due within one year.

10. Prepayments and Other Receivables

	December 31,	December 31,
	2018	2017
	(€ in thousands)
Prepayments	645	1,991
Other receivables	899	73
	1,544	2,064

All receivables are considered short-term and due within one year.

11. Cash and Cash Equivalents

	December 31,	December 31,
	2018	2017
	(€ in thousands)
Cash at banks	105,580	48,099
Bank deposits	—	—
	105,580	48,099

The cash at banks is at full disposal of the Company.

12. Shareholders’ Equity

(a) Share capital

	Number of shares 2018	Number of shares 2017	Number of shares 2016
	Ordinary	Ordinary	Ordinary
Balance at January 1	36,425,014	23,346,856	23,345,965
Issued for cash	6,612,500	8,573,975	—
Issued for services	112,473	—	—
Exercise of share options	226,098	1,034	891
Treasury shares issued (transferred)	(226,098)	4,503,149	—
Balance at December 31	43,149,987	36,425,014	23,346,856

The authorized share capital of the Company amounting to € 7,200,000 consists of 90,000,000 ordinary shares and 90,000,000 preference shares with a par value of € 0.04 per share. At December 31, 2018, 43,149,987 ordinary shares were issued and fully paid in cash, of which 4,277,051 were held by the Company as treasury shares (2017: 4,503,149).

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

In September 2018, the Company consummated an underwritten public offering and concurrent registered direct offering of 6,612,500 ordinary shares at an issue price of $ 15.75 per share. The gross proceeds from this offering amounted to € 89,983,000 while the transaction costs amounted to € 5,792,000, resulting in net proceeds of € 84,191,000.

In November 2018, the Company issued 112,473 shares in the aggregate amount of $ 2.5 million, at $ 22.23 (€ 19.46) per share to Ionis Pharmaceuticals, Inc. Under the terms of the agreement, an upfront payment in ordinary shares to its common stock was made to Ionis upon signing the worldwide license agreement. The Company was granted an exclusive worldwide license to QR-1123 and relevant patents. The Company will also make future milestone payments, certain of which will be made in equity and others in cash or equity at the company’s discretion, and royalties on net sales of 20% through the royalty term.

On November 7, 2018, the Company filed a shelf registration statement, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units; and (b) as part of the $ 300,000,000, the offering, issuance and sale by us of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold under a sales agreement with H.C. Wainwright & Co in one or more at-the-market offerings.

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

(d) Share options

The Company operates an equity-settled share-based compensation plan which was introduced in 2013. Options may be granted to employees, members of the supervisory board, members of the management board and consultants. The compensation expenses included in operating costs for this plan were € 3,224,000 in 2018 (2017: € 4,024,000, 2016: € 2,454,000), of which € 2,167,000 (2017: € 2,059,000, 2016: € 1,480,000) was recorded in general and administrative costs and € 1,057,000 (2017: € 1,965,000, 2016: € 974,000) was recorded in research and development costs based on employee allocation.

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

The Company accounts for its employee stock options under the fair value method. The fair value of the options is estimated at the date of grant using the Black-Scholes option-pricing model, with on average the following assumptions:

	Options granted		Options granted		Options granted
	in 2018		in 2017		in 2016
Risk-free interest rate	2.223%		1.913%		1.467%
Expected dividend yield	—%		—%		—%
Expected volatility	80.9%		88.7%		86.3%
Expected life in years	5	years	5	years	5	years

The resulting weighted average grant date fair value of the options amounted to € 2.02 in 2018 (2017: € 3.21, 2016: € 3.72). The stock options granted have a 10 year life following the grant date and are assumed to be exercised five years from date of grant for all awards.

Movements in the number of options outstanding and their related weighted average exercise prices are as follows:

	2018		2017		2016
	Number of	Average	Number of	Average	Number of	Average
	options	exercise price	options	exercise price	options	exercise price
Balance at January 1	3,331,875	€4.78	2,205,989	€4.88	1,108,935	€4.19
Granted	1,570,366	€3.11	1,199,447	€4.63	1,214,126	€5.49
Forfeited	(142,467)	€4.29	(72,527)	€5.56	(116,181)	€4.64
Exercised	(226,098)	€4.02	(1,034)	€3.54	(891)	€2.38
Expired	(22,164)	6	—	—	—	—
Balance at December 31	4,511,512	€4.24	3,331,875	€4.78	2,205,989	€4.88
Exercisable at December 31	1,683,731		1,148,893		615,246

The options outstanding at December 31, 2018 had an exercise price in the range of € 1.11 to € 20.34 (2017: € 1.11 to € 20.34, 2016: € 1.11 to € 20.34) and a weighted-average contractual life of 7.6 years (2017: 7.9 years, 2016: 8.3 years).

The weighted-average share price at the date of exercise for share options exercised in 2018 was € 15.36 (2017: € 4.32, 2016: € 4.23).

Please refer to Note 23 for the options granted to key management personnel.

13. Non-current liabilities

(a) Borrowings

	December 31,	December 31,
	2018	2017
	(€ in thousands)
Innovation credit	5,164	4,899
Convertible loans	1,871	662
Accrued interest	2,351	1,683
Total borrowings	9,386	7,244
Current portion	—	(1,960)
	9,386	5,284

Innovation credit (“Innovatiekrediet”)

On June 1, 2012, ProQR was awarded an Innovation credit by the Dutch government, through its agency RVO of the Ministry of Economic Affairs, for the Company’s cystic fibrosis program. Amounts were drawn under this facility in the course of the years 2013 through 2017. The credit covers 35% of the costs incurred in respect of the program up to € 5.0 million.

The credit is interest-bearing at a rate of 10% per annum. Early October 2018 ProQR received a conditional waiver of the €5 million Innovation credit. The total loan of € 7.4 million including interest will be waived after 3 years if certain conditions are met. The conditions are reviewed by RVO on an annual basis.

On December 10, 2018 ProQR was awarded an Innovation credit by the Dutch government, through its agency RVO of the Ministry of Economic Affairs, for the QR-110 program. Amounts will be drawn under this facility from 2018 through 2021. The credit of € 4.7 million through December 31, 2021 will be used to conduct the Phase 2/3 clinical study and efforts to obtain regulatory and ethical market approval (NDA/MAA) of QR-110 for LCA10, of which €163,000 has been received in 2018. The credit, including accrued interest of 10% per annum, is repayable depending on obtaining market approval. The credit covers 35% of the costs incurred in respect of the program up to € 4.7 million.

The assets which are co-financed with the granted innovation credits are subject to a right of pledge for the benefit of RVO.

Convertible loans

Convertible loans were issued to Amylon Therapeutics B.V. in 2017 and 2018 and are interest-bearing at an average rate of 8% per annum. They are convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 – 36 months in equal quarterly terms.

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

14. Current Liabilities

	December 31,	December 31,
	2018	2017
	(€ in thousands)
Borrowings	—	1,960
Trade payables	135	546
Social securities and other taxes	—	1,019
Pension premiums	7	—
Deferred income	545	347
Accrued expenses and other liabilities	7,473	4,622
	8,160	8,494

At December 31, 2018, current liabilities included deferred income resulting from funds received for one of our research and innovation programs.

15. Other income

	2018	2017	2016
	(€ in thousands)
Grant income	5,378	870	1,632
Rental income from property subleases	174	625	196
Other income	209	—	—
	5,761	1,495	1,828

Other income is incidental by nature. In 2015, the European Commission (EC) through its Horizon 2020 program awarded us and our academic partners a grant of € 6 million to support the clinical development of eluforsen (ProQR: € 4.6 million). Horizon 2020 is one of the largest research and innovation programs in the European Union with nearly € 80 billion in available funding for qualified projects from 2014 to 2020. This program has ended at December 31, 2017 and the final amount of € 1.3 million has been recognized as other income in 2018.

On February 9, 2018, the Company entered into a partnership agreement with Foundation Fighting Blindness (FFB), under which FFB has agreed to provide funding of $ 7.5 million for the preclinical and clinical development of QR‑421a for Usher syndrome type 2A targeting mutations in exon 13. In 2018 € 2.5 million has been recognized as other income.

On June 5, 2018, the Company entered into a partnership agreement with EB Research Partnership (EBRP) and EB Medical Research Foundation (EBMRF) under which EBRP and EBMRF have agreed to provide funding of $ 5.0 million for the clinical development of QR‑313 for Dystrophic Epidermolysis Bullosa targeting mutations in exon 73. In 2018 € 1.3 million has been recognized as other income.

Grants are recognized in other income in the same period in which the related R&D costs are recognized.

16. Research and Development Costs

Research and development costs amounted to € 29,514,000 in 2018 (2017: € 31,153,000,2016: € 31,923,000) and comprise allocated employee costs, the costs of materials and laboratory consumables, the costs of external studies including, amongst others, clinical studies and toxicology studies and external research, license- and IP-costs and allocated other costs.

17. Employee Benefits

	2018	2017	2016
	(€ in thousands)
Wages and salaries	11,558	11,855	10,184
Social security costs	1,346	1,285	1,093
Pension costs — defined contribution plans	868	860	764
Equity-settled share based payments	3,224	4,024	2,454
	16,996	18,024	14,495
Average number of employees for the period	127.7	139.9	133.4

Employees per activity at December 31 (converted to FTE):

	December 31, 2018	December 31, 2017	December 31, 2016
Research and Development	89.2	96.2	100.4
General and Administrative	29.6	34.0	32.9
Total number of employees at December 31 (converted to FTE)	118.8	130.2	133.3

Of all employees 112.8 FTE are employed in the Netherlands (2017: 125.2 FTE).

Included in the wages and salaries for 2018 is a credit of € 1,294,000 (2017: € 723,000, 2016: € 807,000) with respect to WBSO subsidies.

18. Financial Income and Expense

	2018	2017	2016
	(€ in thousands)
Interest income:
Current accounts and deposits	189	90	270
Interest costs:
Interest on loans and borrowings	(810)	(596)	(538)
Foreign exchange result:
Net foreign exchange benefit/(loss)	(171)	(2,669)	738
	(792)	(3,175)	470

19. Income Taxes

The calculation of the tax charge is as follows:

	2018	2017	2016
	(€ in thousands)
Income tax based on domestic rate	9,106	10,918	9,776
Tax effect of:
Non-deductible expenses	(818)	(634)	(622)
Deductible expenses	1,448	—	—
Tax incentives	—	—	(46)
Current year losses for which no deferred tax asset was recognized	(9,710)	(10,257)	(9,045)
Change in unrecognized deductible temporary differences	(25)	(25)	(63)
Income tax charge	1	2	—
Effective tax rate	—%	—%	—%

Due to the operating losses incurred since inception the Company has no tax provisions as of the balance sheet date. Furthermore, no significant temporary differences exist between accounting and tax results.

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses. As per December 31, 2018, the Company has a total amount of € 162.6 million (2017: € 123.9 million, 2016: € 82.9 million) tax loss carry-forwards available for offset against future taxable profits. According to current tax regulations the first amount of the tax loss carry-forwards will expire in 2021.

20. Earnings Per Share

(a) Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the result attributable to equity holders of the Company by the weighted average number of shares outstanding during the year.

	2018	2017	2016
Result attributable to equity holders of the Company (€ in thousands)	(36,894)	(43,637)	(39,103)
Weighted average number of shares outstanding	34,052,520	25,374,807	23,346,507
Basic (and diluted) earnings per share (€ per share)	€(1.08)	€(1.72)	€(1.67)

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

21. Operational Leases

Since 2012, the Company is domiciled in Leiden, the Netherlands, where it currently has entered into rental agreements for laboratory space and offices and since late 2018 in Cambridge, Massachusetts, USA.

We lease facilities of approximately 2,960 square meters in total, located at Zernikedreef in Leiden, the Netherlands, where our headquarters and our laboratories are located. The lease for this facility terminates on December 31, 2020, and subject to the provisions of the lease, may then be renewed for subsequent 5 year terms. In May 2018, we entered into an agreement to lease additional office space in the US, at CIC Cambridge. Per January 2019, we rent an office of approximately 60 square meters, located at 245 Main Street, Cambridge, MA 02142. We believe that our existing facilities are adequate to meet current needs and that suitable alternative spaces will be available in the future on commercially reasonable terms.

The lease expenditure charged to the income statement in 2018 amounts to € 1,813,000 (2017: € 2,103,000, 2016: € 1,849,000). The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
	(€ in thousands)
Less than 1 year	1,233	1,607	1,775
Between 1 and 5 years	1,233	3,312	5,508
More than 5 years	—	—	—
Total	2,466	4,919	7,283

The Company leased out a part of its office in the U.S. and the Netherlands during 2017 and early 2018. In 2018, total sublease income amounted to €174,000  (2017: € 625,000, 2016: €196,000), which is recorded in other income. At 31 December, the future minimum lease payments under non-cancellable leases are receivable as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
	(€ in thousands)
Less than 1 year		174	463
Between 1 and 5 years	—	—	—
More than 5 years	—	—	—
Total	—	174	463

22. Commitments and Contingencies

(a) Claims

There are no claims known to management related to the activities of the Company.

(b) Patent license agreements

On October 26, 2018, we and Ionis Pharmaceuticals, Inc. entered into a License Agreement, pursuant to which Ionis granted an exclusive, worldwide, royalty-bearing license to us to develop and commercialize certain pharmaceutical products, including the product designated by Ionis as IONIS-RHO-2.5Rx, which has been re-designated by us as QR-1123, for the prevention or treatment of retinitis pigmentosa in humans, including patient screening. Ionis also granted to the Company certain sub-license rights. Under the License Agreement, we are required to make an upfront payment of an aggregate of up to $ 6.0 million in installments, and certain payments up to an aggregate of $ 20.0 million upon the satisfaction of certain development and sales milestones. In addition, Ionis is entitled to royalty payments in the double digits of aggregate annual net sales, subject to minimum sales in certain circumstances, and subject to reduced rates in certain circumstances. The royalty term lasts on a product-by-product and country-by-country basis, until the later of the expiration of the patent rights licensed to us and the expiration of regulatory-based exclusivity for such product in such country. The License Agreement may also be terminated by either party based upon certain uncured material breach by, or insolvency of, the other party, or by us at any time with advanced notice. In connection with the upfront payments and development milestone payments, we also simultaneously entered into a Stock Purchase Agreement with Ionis, pursuant to which we agreed to issue an aggregate of $ 2.5 million of ordinary shares to satisfy the first installment upfront payment, and the remaining installment of the upfront payment in ordinary shares determined upon the due date of such installment.  In addition, the Stock Purchase Agreement provides for the ability for us, at our discretion, to pay the development milestone payments in ordinary shares when such payments are due.  We may not issue ordinary shares to Ionis to the extent that such issuance would result in Ionis owning in excess of 18.5% of our issued and outstanding shares, nor may we issue ordinary shares if such issuance, together with previous issuances under the Stock Purchase Agreement, would exceed 19.9% of our outstanding ordinary shares as of the date of the execution of the Stock Purchase Agreement. Under these circumstances, we are required to pay the remainder of the upfront and/or development milestone payments in cash. In addition, in connection with the Stock Purchase Agreement, we also entered into an Investor Agreement with Ionis, pursuant to which we agreed to register for resale the ordinary shares issued by us under the Stock Purchase Agreement, under the circumstances described in the Investor Agreement. The Investor Agreement also contains customary covenants related to our registration of such shares, preparation of filings in connection therewith and indemnification of Ionis. The Investor Agreement also contains lockup provisions prohibiting the disposition of our ordinary shares issued under the Stock Purchase Agreement for a period of 12 months from the applicable issuance date, as well as voting provisions requiring Ionis to vote its ordinary shares in accordance with the recommendations of our board of directors, in each case subject to certain exceptions

In April 2014 the Company entered into a Patent License Agreement with Radboud University Medical Center, or Radboud in the field of antisense oligonucleotide-based therapy for Leber’s Congenital Amaurosis, or LCA. Under the terms of this license agreement, the Company has an exclusive, sublicensable, world-wide royalty-bearing license under certain Radboud patent rights to develop, make, have made, use, sell offer for sale and import of certain licensed products of Radboud for use in all prophylactic and therapeutic uses in the field of LCA.  Pursuant to the terms of the license agreement, the Company is obligated to pay Radboud net-sales-related royalties which shall be determined on a product-by-product and country-by-country basis.  If the Company required to pay any third party royalties, it may deduct that amount from that which is owed to Radboud. Radboud shall provide human resources, materials, facilities and equipment that are necessary for preclinical and clinical trials and if the Company does not purchase such trial facilities from Radboud, it is required to pay an increased net-sales-related royalty. In the Company’s sole discretion, it may elect to convert the obligation to pay net-sales-related royalties into one of the two lump-sum royalty options depending on whether the Company elects to convert prior to or after regulatory approval has been filed. The license agreement will remain in effect until the date on which all patent applications and all granted patents ensuing from such applications have expired or is terminated earlier in accordance with the agreement. Either party may terminate the agreement if the other party is in default of a material obligation under the agreement which has not been cured within 30 days of notice of such default.  Either party may also terminate the agreement if the other party declares bankruptcy, dissolves, liquidates or the like.  Radboud may also terminate the agreement if the Company does not pay any amount owed under the agreement and such payment remains overdue for at least 30 days after receiving notice from Radboud of the amount due.

In June 2015, we entered into another license agreement with Radboud. Under the terms of this license agreement, the Company has an exclusive, sublicensable, world-wide royalty-bearing license under certain Radboud patent rights to develop, make, have made, use, sell offer for sale and import of certain licensed products of Radboud for use in all prophylactic and therapeutic uses in the field of Usher syndrome.  Pursuant to the terms of the license agreement, the Company is obligated to pay Radboud net-sales-related royalties which shall be determined on a product-by-product and country-by-country basis. If the Company is required to pay any third party royalties, it may deduct that amount from that which is owed to Radboud. Radboud shall provide human resources, materials, facilities and equipment that are necessary for preclinical and clinical trials and if the Company does not purchase such trial facilities from Radboud, it is required to pay an increased net-sales-related royalty. In the Company’s sole discretion, it may elect to convert the obligation to pay net-sales-related royalties into one of the two lump-sum royalty options depending on whether it elects to convert prior to or after regulatory approval has been filed. The license agreement will remain in effect until the date on which all patent applications and all granted patents ensuing from such applications have expired or is terminated earlier in accordance with the agreement. Either party may terminate the agreement if the other party is in default of a material obligation under the agreement which has not been cured within 30 days of notice of such default. Either party may also terminate the agreement if the other party declares bankruptcy, dissolves, liquidates or the like. Radboud may also terminate the agreement if the Company does not pay any amount owed under the agreement and such payment remains overdue for at least 30 days after receiving notice from Radboud of the amount due.

In January 2018, the Company entered into a license agreement with Inserm Transfert SA and Assistance-Publique-Hôpiteaux de Paris. Under the terms of the agreement, the Company has a world-wide, exclusive, royalty-bearing license under patent rights belonging to Inserm Transfert SA and other co-owners to develop, have developed, make, have made, use, have used and sell, have sold or otherwise distribute certain licensed products related to antisense oligonucleotides for treating LCA and method of treatment claims relating to modulation of the splicing of the CEP290 gene product. The Company has the right to grant sublicenses to third parties subject to certain limitations such as the sublicensee’s activities do not conflict with the public order or ethical obligations of Inserm Transfert SA or any co-owner and do not tarnish the image of Inserm Transfert SA or any co-owner. In partial consideration of the rights and licenses granted by the license agreement, the Company is required to make payments upon the completion of certain milestones: completion of a clinical trial more advanced than First in Man, such as a phase IIb; and the first marketing authorization or any foreign equivalent for a first product.  In further consideration of the rights and license granted under the agreement, the Company shall pay to Inserm Transfert SA a running royalty on net sales of products sold by us or our sublicensee. Unless terminated earlier pursuant to termination provisions of Agreement, the license agreement will remain in effect on a country-by-country basis, until the later to occur of the following events (i) the invalidation or expiration of the last to expire or to be invalidated patent rights which covers the manufacture, use or sale of the product in said country or until the expiration of the exclusive commercialization right granted by a regulatory agency to a product as an orphan drug or (ii) five years after the first commercial sale of a product in the country in which the product is sold.  The agreement may be terminated by either party in the event of an uncured breach by the non-breaching party.  Inserm Transfert SA may terminate the agreement if we become the subject of voluntary or involuntary winding-up proceedings or judicial recovery, if the Company or its sublicensees interrupt development activities for at least one year, if the Company or its sublicensees interrupt commercialization for more than twelve months after the first commercialization in a country, if the Company does not commercialize a product within two years following our obtaining of marketing approval in a country, or if the Company or our sublicensees do not put a product into commercial use and do not keep products reasonably available to the public within twelve years of the effective date of the agreement.

In January 2016, the Company entered into an agreement with Leiden University Medical Center, or LUMC, which gives us a world-wide, exclusive, royalty-bearing license in the field of amyloid beta related diseases, notably Alzheimer’s disease and HCHWA-D, under certain patent rights of LUMC regarding antisense oligonucleotide based therapies. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to its CNS program. On September 12, 2017, this program was transferred to Amylon Therapeutics B.V., in which the Company maintains a majority ownership.

In January 2017, the Company entered into an agreement with LUMC, which gives us a world-wide, exclusive, royalty-bearing license in the field of Huntington’s disease, under certain patent rights of LUMC regarding antisense oligonucleotide based therapies. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to the HD program.

In 2012, the Company and the General Hospital Corporation (MGH) have entered into a Patent License Agreement for the Company’s CF program pursuant to which the Company may have certain royalty and milestone obligations. The Company is also obligated to pay MGH up to $ 700,000 (€ 611,000) in milestone payments upon the achievement of certain development and regulatory milestones and, beginning after its first commercial sale of a product covered by the licensed patent rights, a $ 10,000 (€ 9,000) annual license fee which is creditable against royalties due to MGH in the same calendar year. In addition, the Company is obligated to pay MGH 2% of any net sales by the Company, its affiliates or sublicensees on licensed products made or sold in the United States, as well as a low double-digit percentage of any payments the Company may receive from any sublicensee anywhere in the world.

(c) Clinical support agreements

In August 2014, the Company entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide the Company with up to $ 3 million (€ 2.6 million) to support the clinical development of eluforsen.

Pursuant to the terms of the agreement, the Company is obligated to make a one-time milestone payment to CFFT of up to approximately $ 16 million (€ 14 million), payable in three equal annual installments following the first commercial sale of eluforsen, the first of which is due within 90 days following the first commercial sale. The Company is also obligated to make a one-time milestone payment to CFFT of up to $ 3 million (€ 2.6 million) if net sales of eluforsen exceed $ 500 million (€ 437 million) in a calendar year. Lastly, the Company is obligated to make a payment to CFFT of up to approximately $ 6 million (€ 5 million) if it transfers, sells or licenses eluforsen other than for certain clinical or development purposes, or if the Company enters into a change of control transaction prior to commercialization. However, the payment in the previous sentence may be set-off against the $ 16 million milestone payment. Either CFFT or the Company may terminate the agreement for cause, which includes the Company’s material failure to achieve certain commercialization and development milestones. The Company’s payment obligations survive the termination of the agreement.

On February 9, 2018, the Company entered into an agreement with Foundation Fighting Blindness (FFB), under which FFB will provide funding of $ 7.5 million (€ 6.6 million) to advance QR‑421a into the clinic and will receive future milestone payments.

Pursuant to the terms of the agreement, the Company is obligated to make a one-time milestone payment to FFB of up to approximately $ 37.5 million (€ 32.8 million), payable in four equal annual installments following the first commercial sale of QR‑421a, the first of which is due within 60 days following the first commercial sale. The Company is also obligated to make a payment to FFB of up to approximately $ 15 million (€ 13.1 million) if it transfers, sells or licenses QR‑421a other than for certain clinical or development purposes, or if the Company enters into a change of control transaction. However, the payment in the previous sentence may be set-off against the $ 37.5 million milestone payment. Either FFB or the Company may terminate the agreement for cause, which includes the Company’s material failure to achieve certain commercialization and development milestones. The Company’s payment obligations survive the termination of the agreement.

On June 5, 2018, the Company entered into a partnership agreement with EB Research Partnership (EBRP) and EB Medical Research Foundation (EBMRF) under which EBRP and EBMRF have agreed to provide funding of $ 5.0 million for the clinical development of QR-313 for Dystrophic Epidermolysis Bullosa targeting mutations in exon 73. Pursuant to the terms of the agreement, the Company shall, during the period starting upon completing a Successful Clinical Study, pay EBRP the total Actual Award in 12 equal semi-annual installments of the Actual Award made by EBRP. ProQR shall have the option, at its discretion, to pay the amount for each installment in ProQR Therapeutics N.V. shares at the price of market close on the payment due date. In addition to the payment in subparagraph (a) above, ProQR shall pay a return on investment to EBRP in an amount equal of 1.36 times the Actual Award at the first anniversary of First Commercial Sale; 1.36 times the Actual Award at the second anniversary of First Commercial Sale; 1.36 times the Actual Award at the third anniversary of First Commercial Sale; and 1.0 times the Actual Award when aggregate Net Sales of the Product exceed $ 100 million.

In the event of a License Transaction by ProQR or a Change of Control Transaction (collectively a “Disposition Transaction”): (i) ProQR shall pay to EBRP 33.3 percent of any consideration received by ProQR in connection with such transaction (whether up front or in subsequent milestone or other payments and whether in cash or other property) not to exceed four (4) times the amount of the Actual Award (the “Disposition Payment”), provided that (i) the amount of the actual total payment previously made by ProQR under Section 2(a) shall be deducted  from the amount of the “Disposition Payment”.

(d) Research and development commitments

The Company has research and development commitments, mainly with CRO’s, amounting to € 8,114,000 at December 31, 2018 (2017: € 7,704,000). Of these obligations an amount of € 5,807,000 is due in 2019, the remainder is due in 1 to 5 years.

23. Related-Party Transactions

Details of transactions between the Company and related parties are disclosed below.

(a) Compensation of the Supervisory Board

The remuneration of the supervisory board members in 2018 is set out in the table below:

	2018
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total
	(€ in thousands)
Mr. Dinko Valerio	36	—	69	105
Mr. Antoine Papiernik	72	—	—	72
Ms. Alison Lawton	31	—	75	106
Mr. Paul Baart	80	—	—	80
Mr. James Shannon	33	—	73	106
	252	—	217	469

The remuneration of the supervisory board members in 2017 is set out in the table below:

	2017
	Short term	Post employment	Share-based
	employee benefits	benefits	payment	Total
	(€ in thousands)
Mr. Dinko Valerio	36	—	87	123
Mr. Henri Termeer	28	—	160	188
Mr. Antoine Papiernik	76	—	—	76
Ms. Alison Lawton	31	—	99	130
Mr. Paul Baart	84	—	—	84
Mr. James Shannon	33	—	92	125
	288	—	438	726

The 2016 remuneration is set out in the table below:

	2016
	Short term	Post employment	Share-based
	employee benefits	benefits	payment	Total
	(€ in thousands)
Mr. Dinko Valerio	36	—	52	88
Mr. Henri Termeer	31	—	51	82
Mr. Antoine Papiernik	78	—	—	78
Ms. Alison Lawton	31	—	74	105
Mr. Paul Baart	82	—	—	82
Mr. James Shannon	29	—	27	56
	287	—	204	491

As at December 31, 2018:

•

Mr. Valerio holds 1,043,420 ordinary shares in the Company, as well as 115,925 options. These options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant. In 2016, Mr. Valerio was granted 23,989 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 6.08 per option. In 2017, Mr. Valerio was granted 32,164 options at an average exercise price of € 4.65 per option. In 2018, Mr. Valerio was granted 27,500 options at an average exercise price of € 2.74 per option. On September 12, 2017, Mr. Valerio provided a convertible loan to Amylon Therapeutics B.V. This loan is interest-bearing at an average rate of 8% per annum and is convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 months in equal quarterly terms.

•

Mr. Antoine Papiernik does not hold any shares or options in the Company. As a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, holder of 2,764,194 ordinary shares, Mr. Papiernik may be deemed to have share voting and investment power with respect to such shares.

•

Ms. Lawton holds 96,473 options. In 2016, Ms. Lawton was granted 23,989 options under the Option Plan to acquire depositary receipts issued for ordinary shares at with an exercise price of € 6.08 per option. In 2017, Ms. Lawton was granted 32,164 options with an average exercise price of € 4.65 per option. In 2018, Ms. Lawton was granted 27,500 options with an average exercise price of € 2.74 per option. Under these option grants options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant.

•	Mr. Paul Baart does not hold any shares or options in the Company.
•

Mr. James Shannon holds 61,538 ordinary shares in the Company and 92,733 options. In 2016, Mr. Shannon was granted 33,069 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 4.32 per option. In 2017, Mr. Shannon was granted 32,164 options at an exercise price of € 4.65 per option. In 2018, Mr. Shannon was granted 27,500 options at an exercise price of € 2.74 per option. Under these option grants options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant.

(b)   Compensation of key management

Our management board is supported by our officers, or senior management. The total remuneration of the management board and senior management in 2018 amounted to € 5,481,000 with the details set out in the table below:

	2018
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total
	(€ in thousands)
Mr. D.A. de Boer[1]	726	9	668	1,403
Mr. R.K. Beukema[2]	809	16	464	1,289
Management Board	1,535	25	1,132	2,692
Senior Management	1,726	64	999	2,789
	3,261	89	2,131	5,481

1	Short term employee benefits includes a bonus for Mr. Daniel de Boer, of € 281,000 based on goals realised in 2018.
2	Short term employee benefits includes a bonus for Mr. René Beukema, of € 134,000 based on goals realised in 2018 and a severance payment of € 324,000.

The total remuneration of the management board and senior management in 2017 amounted to € 5,096,000 with the details set out in the table below:

	2017
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total
	(€ in thousands)
Mr. D.A. de Boer[1]	570	8	622	1,200
Mr. R.K. Beukema[2]	411	15	261	687
Management Board	981	23	883	1,887
Senior Management	1,719	66	1,424	3,209
	2,700	89	2,307	5,096

1	Short term employee benefits includes a bonus for Mr. Daniel de Boer of € 217,000 based on goals realised in 2017.
2	Short term employee benefits includes a bonus for Mr. René Beukema of € 113,000 based on goals realised in 2017.

The total remuneration of the management board and senior management in 2016 amounted to € 3,038,000 with the details set out in the table below:

	2016
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total
	(€ in thousands)
Mr. D.A. de Boer[1]	429	7	391	827
Mr. R.K. Beukema[2]	346	13	165	524
Management Board	775	20	556	1,351
Senior Management	1,020	48	619	1,687
	1,795	68	1,175	3,038

1	Short term employee benefits includes a bonus for Mr. Daniel de Boer of € 131,000 based on goals realised in 2016.
2	Short term employee benefits includes a bonus for Mr. René Beukema of € 76,000 based on goals realised in 2016.

As at December 31, 2018:

•

Mr. de Boer holds 705,309 ordinary shares in the Company as well as 828,623 options. In 2016, Mr. de Boer was awarded 129,727 options to acquire ordinary shares at an exercise price of € 6.64 per option. In 2017, Mr. de Boer was awarded 239,717 options at an exercise price of € 4.65 per option. In 2018, Mr. de Boer was awarded 379,285 options at an exercise price of € 2.74 per option. These options vest over four years in equal annual installments and had a remaining weighted-average contractual life of 8.1 years at December 31, 2018.

•

Mr. Beukema holds 346,239 ordinary shares in the Company as well as 440,013 options. In 2016, Mr. Beukema was awarded 50,608 options to acquire ordinary shares at an exercise price of € 6.64 per option. In 2017, Mr. Beukema was awarded 101,408 options at an exercise price of € 4.65 per option. In 2018, Mr. Beukema was awarded 140,932 options at an exercise price of € 2.74 per option. These options vest over four years in equal annual installments and had a remaining weighted-average contractual life of 7.2 years at December 31, 2018. Mr. Beukema left the Company January 1, 2019.

ProQR does not grant any loans, advanced payments and guarantees to members of the Management and Supervisory Board.

24. Auditor fees

The fees for services provided by our external auditor, Deloitte Accountants B.V., are specified below for each of the financial years indicated:

	2018	2017	2016
	(€ in thousands)
Audit fees	181	175	165
Audit-related fees	261	140	39
Tax fees	—	—	—
All other fees	—	—	—
	442	315	204

Audit fees

Consist of aggregate fees for professional services provided in connection with the annual audit of our financial statements, procedures on our quarterly financial statements, consultations on accounting matters directly related to the audit, and comfort letters, consents and assistance with and review of documents filed with the SEC.

25. Subsequent events

On March 26, 2019, the Company announced the strategic spin out of the Dystrophic Epidermolysis Bullosa (DEB) activities into the newly formed company, Wings Therapeutics. This company is formed and financed by EB Research Partnership (EBRP), the largest global non-profit dedicating to treating and curing EB. Wings Therapeutics will focus on developing therapies for DEB and continue to conduct clinical trials with QR-313 in exon 73 as well as progress other RNA molecules that are designed for other mutations that cause DEB. ProQR has a minority stake in Wings Therapeutics and will be eligible for milestone and royalty rights to commercial products. The financial impact on the Company is estimated to be immaterial.