Form 20-F
period 2019-12-31
ProQR Therapeutics N.V.
filed 2020-03-31
CIK 1612940

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value € 0.04 per share	PRQR	NASDAQ Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value € 0.04 per share: 49,745,687

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S‑T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”,  “accelerated filer”, and “emerging growth company” in Rule 12b‑2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer	☐ Emerging growth company

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

☐ Yes   ☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☒ Yes   ☐ No

Introduction

This document contains information required for the annual report on Form 20‑F for the year ended December 31, 2019 of ProQR Therapeutics N.V. (the “2019 Form 20‑F”). Unless the context specifically indicates otherwise, references in this 2019 Form 20‑F to “ProQR Therapeutics N.V.”, “ProQR Therapeutics”, “ProQR”, “we”, “our”, “ours”, “us”, the “Company” or similar terms refer to ProQR Therapeutics N.V.

IFRS based information

The audited financial statements as at December 31, 2019 and 2018, and for the years ended December 31, 2019,  December 31, 2018 and December 31, 2017, included in the 2019 Form 20‑F have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Non-GAAP information

In presenting and discussing our financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measure(s).

Exchange rates

All references in this annual report to “U.S. dollars” or “$” are to the legal currency of the United States, and all references to “€” or “euro” are to the currency of the European Economic and Monetary Union. Our business to date has been conducted primarily in the European Union, and we maintain our books and records in euro. We present our financial statements in euro, which is the Company’s functional currency.

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

Trademarks

“ProQR” and “Axiomer” are our main trademarks. Other trademarks or trade names referred to in this annual report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this annual report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent permissible under applicable law, their rights thereto.

Forward-looking statements

Pursuant to provisions of the United States Private Securities Litigation Reform Act of 1995, ProQR is providing the following cautionary statement.

This document contains certain forward looking statements with respect to the financial condition, results of operations and business of ProQR and certain of the plans and objectives of ProQR with respect to these items. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events, including our clinical development plans or our future financial performance, our development programs, including timing, plans, results and therapeutic potential with respect to our product candidates, our business operations, including timing of commencing clinical trials and enrollment of patients therein, the expected impact of the COVID-19 on our business operations, including our research and development plans and timelines and the supply chain for our clinical and development programs, and our financial position and cash runway, expressed or implied by these forward-looking statements. Forward-looking statements can be identified generally as those containing words as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, although not all forward-looking statements contain these identifying words.

Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements, including in relation to the clinical development of sepofarsen (formerly known as QR-110), QR-421a, QR-1123, QR-504a, eluforsen (formerly known as QR‑010) or any other pipeline program, to be materially different from our expectations. These risks include, but are not limited to, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners, the impact on our operations and activities that may be slowed or halted by the COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; and general business, financial and accounting risks and litigation, and the other risks discussed in further detail in Item 3.D: “Risk Factors”.

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

Item 2: Offer Statistics and Expected Timetable

Not applicable.

Item 3: Key Information

A. Selected financial data

The following table sets forth selected financial data for ProQR Therapeutics N.V. for the periods indicated. We derived the selected financial data from our consolidated audited financial statements 2015 through 2019.

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

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2018	2017	2016	2015
	(€ in thousands, except for per share data)
Statement of comprehensive loss data:
Other income	1,933	5,761	1,495	1,828	3,235
Research and development costs	(46,491)	(29,514)	(31,153)	(31,923)	(23,401)
General and administrative costs	(12,887)	(12,540)	(10,840)	(9,478)	(6,837)
Operating result	(57,445)	(36,293)	(40,498)	(39,573)	(27,003)
Finance income and expense	402	(792)	(3,175)	470	6,171
Results related to associates	429	—	—	—	—
Corporate income taxes	(132)	(1)	(2)	—	—
Result for the year	(56,746)	(37,086)	(43,675)	(39,103)	(20,832)
Other comprehensive income	43	(28)	151	(16)	1
Total comprehensive loss (attributable to equity holders of the Company)	(56,703)	(37,114)	(43,524)	(39,119)	(20,831)
Share information
Weighted average number of shares outstanding	41,037,244	34,052,520	25,374,807	23,346,507	23,343,262
Basic and diluted loss per share attributable to the equity holders of the Company (expressed in Euro per share)	€(1.38)	€(1.08)	€(1.72)	€(1.67)	€(0.89)

	As at December 31,
	2019	2018	2017	2016	2015
	(€ in thousands)
Statement of financial position data:
Cash and cash equivalents	111,950	105,580	48,099	94,865	112,736
Total assets	117,535	110,231	53,103	100,109	115,247
Total liabilities	23,702	17,546	13,778	10,310	5,843
Total shareholders’ equity	94,329	92,915	39,363	89,799	109,404

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

We are a clinical stage biopharmaceutical company with a limited operating history, engaged in the discovery and development of RNA-based therapeutics for the treatment of severe genetic disorders. Since our inception in February 2012, we have devoted a significant portion of our resources to the development of our product candidates in cystic fibrosis (CF),  eluforsen; Leber’s congenital amaurosis (LCA),  sepofarsen; epidermolysis bullosa (EB), QR‑313; Usher syndrome, QR-421a; and autosomal dominant retinitis pigmentosa (adRP), QR-1123. We have had significant operating losses since our inception. Our net losses for the years ended December 31, 2017,  December 31, 2018 and December 31, 2019 were, € 43,675,000, € 37,086,000 and € 56,746,000 respectively. At December 31, 2019, we had an accumulated deficit of € 211,746,000. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Most of our technologies and product candidates are in early stages of development – except for sepofarsen, which is in a late stage of development - and we are subject to the risks of failure inherent in the development of product candidates based on novel technologies.

To date, the only material income we have generated has been from the receipt of (government) research grants. Our ability to generate revenue and become profitable depends upon our ability to obtain marketing approval and successfully commercialize sepofarsen,  QR-421a, QR-1123 or any other product candidates that we may develop, in-license or acquire in the future.

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
•

complete and submit New Drug Applications  (NDAs) to the U.S. Food and Drug Administration_(FDA) and Marketing Authorization Applications  ( MAAs) to the European Medicines Agency  (EMA), and obtain regulatory approval for indications for which there is a commercial market;

•	complete and submit applications to, and obtain regulatory approval from, other foreign regulatory authorities;
•	set a commercially viable price for any products for which we may receive approval;
•	obtain commercial quantities of our products at acceptable cost levels;
•

continue to develop a commercial organization capable of sales, marketing and distribution for the products we intend to sell ourselves in the markets in which we have retained commercialization rights;

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

We are unable to predict the timing or amount of increased expenses, or when or if we will be able to achieve or maintain profitability. Even if we are able to complete the processes described above, we anticipate incurring significant costs associated with commercializing our product candidates. Moreover, commercialization of QR-421a will trigger payments of up to $ 37.5 million pursuant to our agreement with Foundation Fighting Blindness (FFB).  Under our collaboration with Ionis related to our QR-1123 product candidate, we will be required to make payments to Ionis upon achievement of development and sales milestones, and royalty payments as a percentage of annual net sales. See “Item 5. Operating and Financial Review and Prospects” and the notes to the financial statements included elsewhere in this annual report for more details on these transactions.

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

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to conduct further research and development and preclinical testing and clinical trials of our product candidates, to seek regulatory approvals for our product candidates and to launch and commercialize any product candidates for which we receive regulatory approval, including potentially building our own commercial organization to serve the United States, the European Union and certain other markets. As at December 31, 2019, we had € 111,950,000 in cash and cash equivalents. Based on our current operating plan, we believe that the existing cash and cash equivalents will be sufficient to fund our anticipated level of operations into the second half of 2022. However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with successful development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•

the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our product candidates, and the resumption of, and expenses associated with, our development activities that have been disrupted due to the COVID-19 outbreak;

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

We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, existing ownership interests may be diluted and the terms of such financings may include liquidation or other preferences that adversely affect the rights of existing shareholders. Debt financings may be coupled with an equity component, such as warrants to purchase shares, which could also result in dilution of our existing shareholders’ ownership. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business and may result in liens being placed on our assets and intellectual property. If we were to default on such indebtedness, we could lose such assets and intellectual property. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us.

We have a limited operating history, which may make it difficult to evaluate the success of our business to date and to assess our future viability.

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

COVID-19 may materially and adversely affect our business and our financial results.

The recent outbreak of COVID-19 originated in Wuhan, China in December 2019 and has since spread globally, including to the United States and European countries. The continued spread of COVID-19 could adversely impact our clinical trials or preclinical studies, including our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. For instance, the COVID-19 outbreak has resulted in the delay of all of our ongoing and scheduled trials, including our ongoing pivotal trial of sepofarsen for LCA10. While we are implementing mitigation procedures designed to enable us to resume our development activities when the disruption resolves, there can be no assurance that these procedures will be successful or that we can avoid a material and adverse disruption to our business. As the outbreak continues, we have experienced the prioritization of hospital resources toward the outbreak and restrictions in travel. Furthermore, some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services. COVID-19 may also negatively affect the operations of third-party contract research organizations that we rely upon to carry out our clinical trials or the operations of our third-party manufacturers, which could result in delays or disruptions in the supply of our product candidates. While we do not currently believe our supply chain has been affected, there can be no assurances that we will not experience supply disruptions in the future. The negative impact COVID-19 has had and may continue to have to patient enrollment or treatment or the timing and execution of our clinical trials could cause costly delays to our clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our business and financial results.

 In addition, COVID-19 has resulted in significant governmental measures being implemented to control the spread of the virus, including quarantines, travel restrictions and business shutdowns. We have taken and may continue to take temporary precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring some or all of our employees to work remotely, suspending all non-essential travel worldwide for our employees and discouraging employee attendance at industry events and in-person work-related meetings. These measures could negatively affect our business. For instance, temporarily requiring employees to work remotely may disrupt our operations or increase the risk of a cybersecurity incident. COVID-19 has also caused volatility in the global financial markets and threatened a slowdown in the global economy, which may negatively affect our ability to raise additional capital on attractive terms or at all.

 The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, the severity of COVID-19 or the effectiveness of actions to contain and treat for COVID-19. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions. If we or any of the third parties with whom we engage, however, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, which could have a material adverse impact on our business and our results of operation and financial condition.

Risks Related to the Development and Regulatory Approval of our Product Candidates

We depend on the success of our product candidates, most of which are in early phases of development. We cannot be certain that we will be able to successfully complete the clinical development of, obtain regulatory approval for, or successfully commercialize our product candidates.

We currently have no products on the market, and only one of our product candidates, sepofarsen, is currently in a Phase 2/3 pivotal trial. In October 2019, we reported final results from our Phase 1/2 clinical trial of this lead product candidate, and in April 2019 we dosed the first patient in the pivotal trial for sepofarsen. There can be no assurance that we will complete the trial in the desired timeframe or at all, particularly since as of the date of this report, all of our ongoing and scheduled trials have experienced delay due to the COVID-19 outbreak.

Our business also depends on the successful clinical development, regulatory approval and commercialization of our other product candidates, and will require additional preclinical testing and substantial additional clinical development and regulatory approval efforts before we are permitted to commence their commercialization, if ever. It will be several years before we can complete a pivotal study for any of our other product candidates, if ever.

The clinical trials and manufacturing and marketing of our product candidates will be subject to extensive and rigorous review and regulation by numerous government authorities in the United States, the European Union and other jurisdictions where we intend to test and, if approved, market our product candidates. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through preclinical testing and clinical trials that the product candidate is safe and effective for use in each target indication, and potentially in specific patient populations, including the pediatric population. This process can take many years and may include post-marketing studies and surveillance, which would require the expenditure of substantial resources beyond our existing funds. Of the large number of drugs in development for approval in the United States and the European Union, only a small percentage successfully complete the FDA or EMA regulatory approval processes, as applicable, and are commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our research, development and clinical programs, we cannot be certain that any of our product candidates will be successfully developed or commercialized.

The regulatory approval processes of the FDA, the EMA and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

We are not permitted to market our product candidates in the United States or the European Union until we receive an NDA approval from the FDA or an MAA approval from the European Commission, respectively, or in any other foreign countries until we receive the requisite approval from such countries. Prior to submitting an NDA to the FDA or an MAA to the EMA for approval of our product candidates, we will need to complete the ongoing preclinical and toxicology studies, as well as proof-of-concept studies and Phase 1, Phase 2 and Phase 3 clinical trials. While we intend to submit marketing applications for our product candidates that successfully complete clinical development, there can be no assurance that we will be able to do so in a timely manner or at all. Successfully initiating and completing clinical programs and obtaining approval of an NDA or a MAA is a complex, lengthy, expensive and uncertain process, and the FDA, the EMA or other comparable foreign regulatory authorities may delay, limit or deny approval of our product candidates for many reasons, including, among others:

•	we may not be able to demonstrate that our product candidates are safe and effective in treating patients to the satisfaction of the FDA or the EMA;
•	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA or the EMA for marketing approval;
•	the FDA or the EMA may disagree with the number, design, size, conduct or implementation of our clinical trials;
•	the FDA or the EMA may require that we conduct additional clinical trials;

•	the FDA or the EMA or other applicable foreign regulatory agencies may not approve the formulation, labeling or specifications of our product candidates;
•	the contract research organizations (CROs) that we retain to conduct our clinical trials may take actions outside of our control that materially adversely impact our clinical trials;
•	the FDA or the EMA may find the data from preclinical studies and clinical trials insufficient to demonstrate that the clinical and other benefits of our products outweigh their safety risks;
•	the FDA or the EMA may disagree with our interpretation of data from our preclinical studies and clinical trials;
•	the FDA or the EMA may not accept data generated at our clinical trial sites;
•

if our NDAs or MAAs, if and when submitted, are reviewed by the FDA or the EMA, as applicable, these regulatory agencies may have difficulties scheduling the necessary review meetings in a timely manner, may recommend against approval of our application or may require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

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

Changes in regulatory requirements, FDA guidance or unanticipated events during our clinical studies may force us to amend clinical study protocols or the FDA may impose additional clinical study requirements, or involve delays to the clinical trials. Amendments to our clinical study protocols would require resubmission to the FDA and Institutional Review Boards (IRBs) for review and approval, which may adversely impact the cost, timing and/or successful completion of a clinical study. For example, while we have reached agreement with the FDA on the design of the Phase 2/3 pivotal trial for our lead product candidate sepofarsen, there can be no assurance that there will be no changes to the planned design of this trial or that we will not be required to conduct additional testing for this product candidate. If we experience delays completing—or if we terminate—any of our clinical studies, or if we are required to conduct additional clinical studies, the commercial prospects for our product candidates may be harmed and our ability to generate product revenue will be delayed.

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

•

delays in reaching or failing to reach agreement on acceptable terms with (prospective) CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	inadequate quantity or quality of a product candidate or other materials necessary to conduct clinical trials;
•	difficulties obtaining IRB or ethics committee approval to conduct a clinical trial at a prospective site or sites;
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

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRBs at the sites where the IRBs are overseeing a clinical trial, a data safety monitoring board  (DSMB), overseeing the clinical trial at issue or other regulatory authorities due to a number of factors, including, among others:

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

Positive results from the clinical trials and preclinical testing of our product candidates are not necessarily predictive of the results of our ongoing and planned clinical trials for our product candidates. If we cannot achieve positive results in our clinical trials for our product candidates, we may be unable to successfully develop, obtain regulatory approval for and commercialize them.

Positive results from the clinical trials and preclinical testing of our product candidates in vitro and in vivo may not necessarily be predictive of the results from our ongoing and planned clinical trials. For example, the positive results that we observed from our Phase 1/2 clinical trial of sepofarsen may not be repeated in the ongoing Phase 2/3 clinical trial for this candidate, and the therapeutic activity observed in prior trials may not be replicated in future clinical trials. Similarly, the results observed from our recently-announced interim analysis of QR-421a may not be replicated in the full trial or future trials of this candidate. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical and early clinical development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. For example, in our Phase 1/2 clinical trial of sepofarsen, adverse events observed after longer duration of treatment included mild cystoid macular edema and lens opacities. These events were considered likely related to study medication and are consistent with those seen for other ophthalmic and intravitreal oligonucleotide therapies. While these adverse events did not result in any trial discontinuations, there can be no assurance that adverse events that are more serious will not arise in ongoing or future clinical trials of our product candidates. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval. If we fail to produce positive results in our clinical trials for our lead product candidates, the development timeline and regulatory approval and commercialization prospects for those product candidates, and, correspondingly, our business and financial prospects would be materially adversely affected.

Our RNA technologies are unproven and may not result in marketable products.

We are developing a pipeline of product candidates using our proprietary RNA technologies for severe genetic disorders. We believe that targeting the mRNA to restore the production of functional protein is a unique approach that offers advantages versus small molecule, gene therapy and other therapeutic approaches. However, the scientific research that forms the basis of our efforts to develop product candidates is both preliminary and limited. The mechanism of action of our compounds could be different from what we today hypothesize. Also, we may discover that the molecules we develop do not possess certain properties required for a drug to be effective, such as the ability to remain stable in the human body for the period of time required for the drug to reach the target tissue or the ability to cross the cell wall and enter into cells within the target tissue for effective delivery. We may spend substantial funds attempting to introduce these properties and may never succeed in doing so. For example, while we have discovered and are developing our novel Axiomer RNA editing technology, there can be no assurance that we will be able to leverage our technology to create viable product candidates to advance into the clinic, or develop those candidates to submit for regulatory approval. In addition, product candidates based on RNA technologies may demonstrate different chemical and pharmacological properties in humans than they do in laboratory studies or animals. Even if our product candidates have successful results in animal studies, they may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems or other existing treatments in unforeseen, ineffective or harmful ways. Our RNA technologies may provoke an unwanted immune response, or immunogenicity, which may neutralize the therapeutic effects of our product candidates and could result in harmful outcomes for patients. As a result, we may never succeed in developing a marketable product, we may not become profitable and the value of our ordinary shares would decline.

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

If we are not able to obtain and maintain orphan product exclusivity for sepofarsen, QR-421a,  QR-1123 or QR-411, or obtain such status for future product candidates for which we seek this status, or if our competitors are able to obtain orphan product exclusivity before we do, we may not be able to obtain approval for our competing products for a significant period of time.

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

We intend to seek a breakthrough therapy designation for sepofarsen, QR-421a, QR-1123 and QR-411, and we may do so for other product candidates as well. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

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

A fast track designation by the FDA or PRIME designation by the EMA may not actually lead to a faster development, regulatory review or approval process.

We have obtained fast track designation from the FDA for sepofarsen for LCA, QR-421a for Usher syndrome and retinitis pigmentosa and QR-1123 for autosomal dominant retinitis pigmentosa. We also have obtained PRIME designation from the EMA for sepofarsen for LCA due to the p.Cys998X mutation in the CEP290 gene. We may seek fast track designation or PRIME designation for other product candidates as well. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for FDA fast track designation. To be accepted for PRIME, a drug has to show its potential to benefit patients with unmet needs based on early clinical data. The FDA and EMA have broad discretion whether or not to grant such designations, and even if we believe one or more of our product candidates is eligible for such a designation, we cannot be sure that the FDA or EMA would decide to grant it. Even if we do receive fast track or PRIME designation, we may not experience a faster development process, review or approval compared to conventional FDA or EMA procedures. The FDA and EMA may withdraw such designation if they believe that the designation is no longer supported by data from our clinical development program.

A rare pediatric disease designation may not lead to the receipt of a rare pediatric disease priority review voucher, even if sepofarsen or QR-421a is approved.

The FDA has awarded rare pediatric disease priority review vouchers, or PRVs, to sponsors of drug products intended to treat rare pediatric disease products if the treatment and product application meet certain criteria. Under this program, upon the approval of a qualifying NDA or biologics license application, BLA, for the treatment or prevention of a rare pediatric disease, the sponsor of the application may be eligible for a PRV that can be used to obtain priority review for a subsequent NDA or BLA. The PRV may be sold or transferred an unlimited number of times. The FDA has granted rare pediatric disease designation for sepofarsen and QR-421a for LCA and for Usher syndrome, respectively. The PRV program is now set to expire at the end of September 2020, although a drug that has been designated under the program as of September 30, 2020 may still receive a PRV if it is approved for marketing before October 1, 2022. Therefore, there is no guarantee that we will receive a PRV for sepofarsen or QR-421a even if either is approved by the FDA to treat a rare pediatric disease.

Risks Related to Our Dependence on Third Parties

Our development and commercialization strategy for our product candidates relies in part upon certain patent rights that we license from third parties, and termination of such license could have a materially adverse effect on our business, financial condition, results of operations and prospects.

Some of our RNA technologies rely in part upon certain patent rights that we license from third parties. Pursuant to our license agreements, we are obligated to use commercially reasonable efforts to develop and make available to the public products or processes, as well as to achieve certain specified development, regulatory and commercial milestones. If we do not meet the specified milestones, the third party may be able to terminate the license agreement. They may also terminate the license agreement if we are in breach of certain financial obligations or we are otherwise in default of certain obligations under the license agreement. If a license agreement were terminated, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

If third parties on which we depend to conduct our preclinical studies or any clinical trials do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development programs could be delayed with materially adverse effects on our business, financial condition, results of operations and prospects.

We rely on CROs, clinical data management organizations and consultants to design, conduct, supervise and monitor preclinical studies and clinical trials for our product candidates. We and our clinical investigators and CROs are required to comply with various regulations, including Good Clinical Practices (GCP) which are enforced by the FDA, and guidelines of the Competent Authorities of the Member States of the European Economic Area (EEA) and comparable foreign regulatory authorities to ensure that the health, safety and rights of patients are protected in clinical development and clinical trials, and that trial data integrity is assured. Regulatory authorities ensure compliance with these requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our investigators or CROs fail to comply with applicable requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or other comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot be certain that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with such requirements. In addition, our clinical trials must be conducted with products produced under current Good Manufacturing Practice (cGMP) requirements, which mandate the methods, facilities and controls used in manufacturing, processing and packaging of a drug product to ensure its safety and identity. Failure to comply with these regulations may require us to repeat preclinical studies and clinical trials, which would delay the regulatory approval process.

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

Because we have relied and continue to rely on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. We currently have a small number of employees, which limits the internal resources we have available to identify and monitor our third-party service providers. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected. Although we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

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

The manufacturing process for a product candidate is subject to FDA, EMA and other foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards such as cGMP. In the event that any of our suppliers or manufacturers fails to comply with such requirements or fails to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture our product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.

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

We are parties to, and we may from time to time in the future pursue, collaborative arrangements for the development and commercialization of our product candidates, if approved. For example, we entered into a collaboration with Ionis Pharmaceuticals, pursuant to which we in-licensed our product candidate QR-1123 in exchange for upfront, milestone and royalty payments. However, the development of QR-1123 depends on our ability to maintain this collaboration, and there can be no assurance that we will realize the intended benefits of this arrangement, nor can there be any assurance that the consideration that we have paid and are obligated to pay in the future, as well as the investments that we have made and intend to make to develop QR-1123, will yield any returns.

In addition, we have executed and continue to consider strategic alternatives that include spinouts, out-licensing or collaborative partnerships to develop and commercialize our RNA technologies or programs. For example, in March 2019, we spun out all dystrophic epidermolysis bullosa activities into a  newly formed company, Wings Therapeutics Inc.  If any of our collaborative partners in future collaborative arrangements for the commercialization of our product candidates or similar arrangements does not devote sufficient time and resources to the collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially adversely affected. In addition, if any such collaboration partner were to breach or terminate its arrangements with us, the commercialization of our product candidates could be delayed, curtailed or terminated.

Much of the potential revenue from current and future collaborations may consist of contingent payments, such as payments for achieving regulatory milestones or royalties payable on sales of drugs. The milestone and royalty revenue that we may receive under these collaborations will depend upon our collaborators’ ability to successfully develop, introduce, market and sell new products. In addition, collaborators may decide to enter into arrangements with third parties to commercialize products developed under collaborations using our technologies, which could reduce the milestone and royalty revenue that we may receive, if any. Future collaboration partners may fail to develop or effectively commercialize products using our products or technologies because they:

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

•

the U.S. federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, and also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements or using or making any false or fraudulent document in connection with the delivery of or payment for healthcare benefits, items or services;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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

Comparable laws and regulations exist in the countries within the European Economic Area (EEA). Although such laws are partially based upon European Union law, they may vary from country to country. Both healthcare and industry specific, as well as general EU and national laws, regulations and industry codes constrain, for example, our interactions with government officials and healthcare practitioners, and the handling of healthcare data. Non-compliance with any of these laws or regulations could lead to criminal or civil liability.

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

We rely, and will continue to rely, on intellectual property rights licensed from third parties to protect our technology. We are a party to licenses that give us rights to third-party intellectual property that are necessary or useful for our business. For instance, we have a license from Massachusetts General Hospital (MGH) to patent rights that relate to certain RNA targeting technologies for generating functional proteins. Pursuant to this agreement, we have an exclusive, sublicensable and royalty-bearing license from MGH for the exploitation of the in-licensed intellectual property rights in all therapeutic indications in the field of cystic fibrosis. For our LCA program we have a world-wide exclusive sublicensable and royalty-bearing license to patent rights owned by the Radboud University Medical Center (Radboud) and to patent rights owned by Inserm Transfert (Inserm) for the commercial exploitation of antisense oligonucleotides that cause exon skipping in CEP290 pre-mRNA. For our Usher program we have a world-wide exclusive sublicensable and royalty-bearing license to patent rights owned by Radboud, for the commercial exploitation of antisense oligonucleotides that cause exon skipping in USH2A pre-mRNA. For our adRP program we have a world-wide exclusive license to patent rights owned by Ionis Pharmaceuticals, Inc. for the commercial exploitation of gapmers that target mutated Rhodopsin (P23H) mRNA.

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

Our success will further depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. MGH, Ionis, Radboud and Inserm, as well as our other licensors, may not successfully prosecute the patent applications licensed to us. Even if patents are issued or granted, MGH, Ionis, Radboud and Inserm, or our other licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue litigation less aggressively than we would. Further, the license agreements may not provide us with a complete freedom to operate in the respective fields, which would allow for third parties to develop competing products. Without protection for, or exclusive right to, the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the United States Patent and Trademark Office (U.S. PTO) the European Patent Office (EPO) and other foreign patent agencies in several stages over the lifetime of the patent. The U.S. PTO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be rectified by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.

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

Our commercial success depends upon our ability to develop, manufacture, market and sell our product candidates, and to use our proprietary technologies without infringing the proprietary rights of third parties. We cannot guarantee that none of our product candidates, their manufacture, use, sale, offer for sale, or importation into the United States or into any country of the EEA will be held to infringe a third party patent. As a result, we may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including litigation in a Federal District court, or an interference or a post grant proceeding before the U.S. PTO or litigation in foreign courts or proceedings before foreign patent offices. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. We are aware of an issued U.S. patent with claims directed to purified DNA and RNA molecules encoding a CFTR protein or a mutant CFTR protein containing a F508del mutation. Although we believe that the claims of this patent are not infringed, particularly in light of the U.S. Supreme Court decision regarding the patentability of naturally occurring nucleic acids, the patent owner may nonetheless initiate litigation. In addition, we are aware of patent positions related to the use of antisense oligonucleotides in the treatment of DEB, for which we have spun out our product candidate to Wings Therapeutics Inc. (Wings).  Wings may not enter into any license agreements relating to these patent positions, and there can be no guarantee that it will enter into such agreements on these positions on commercially reasonable terms, or at all. If Wings does not enter into such license agreements, the patent owner(s) may initiate litigation for potential patent infringement. Any such litigation might cause us to earn substantially less royalty income from Wings than we would otherwise earn, if any. Such litigation would be costly for Wings, and there is no assurance that a court would find in its favor on questions of infringement or validity. In addition, we are aware of patent applications in the European Union relating to methods for performing antisense oligonucleotide-mediated exon skipping in the retina of a subject in need thereof. While we believe that we have reasonable grounds to believe that the patent applications should not be allowed, there can be no assurance that no patents will be granted on these applications. In the event patents are granted on these applications, and the holder of these patents seeks to enforce its patent rights and our defenses against a claim of infringement are unsuccessful, we may not be able to commercialize our product candidates in the European Union, if approved, without first obtaining a license to some or all of these patents, which may not be available on commercially reasonable terms or at all. In addition, the opposition against such patents, or the defense of any claim of infringement, even if successful, is time-consuming and expensive.

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

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. For example, the Special 301 Report (April 2019) from the Office of the United States Trade Representative identified a number of countries, including India and China, where challenges to the procurement and enforcement of patent rights have been reported. Several countries, including India and China, have been listed in the report every year since 1989. As a result, proceedings to enforce our patent rights in certain foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

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

Moreover, commercialization of QR-421a will trigger payments of up to $ 37.5 million pursuant to our agreement with FFB. Under our collaboration with Ionis related to our QR-1123 product candidate, we will be required to make payments to Ionis upon achievement of development and sales milestones, and royalty payments as a percentage of annual net sales. We may not have sufficient funds to support our milestone payment obligations to FFB and Ionis, which could have a material adverse effect on our business and prospects.

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

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services  (CMS) an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain European countries.

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

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the Medicare Modernization Act) established the Medicare Part D program and provided authority for limiting the number of drugs that will be covered in any therapeutic class thereunder. The Medicare Modernization Act, including its cost reduction initiatives, could decrease the coverage and reimbursement rate that we receive for any of our approved products. Furthermore, private payors often follow Medicare coverage policies and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

The Affordable Care Act (ACA) among other things, imposes a significant annual fee on companies that manufacture or import branded prescription drug products. It also contains substantial new provisions intended to broaden access to health insurance, reduce or constrain the growth of health care spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, and impose additional health policy reforms, any of which could negatively impact our business. The ACA is likely to continue the downward pressure on pharmaceutical and medical device pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

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

Further, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017 (the Right to Try Act) was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

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

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010 (Bribery Act) the U.S. Foreign Corrupt Practices Act (FCPA) and other anti-corruption laws that apply in countries where we do business and may do business in the future. The Bribery Act, FCPA and these other laws generally prohibit us, our officers, and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We intend to operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

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

We may face competition in the United States for our product candidates, if approved, from therapies sourced from foreign countries that have placed price controls on pharmaceutical products. In the United States, the Medicare Modernization Act contains provisions that may change U.S. importation laws and expand pharmacists’ and wholesalers’ ability to import cheaper versions of an approved drug and competing products from Canada, where there are government price controls. These changes to U.S. importation laws will not take effect unless and until the Secretary of the HHS certifies that the changes will pose no additional risk to the public’s health and safety and will result in a significant reduction in the cost of products to consumers. On December 18, 2019, the FDA issued a notice of proposed rulemaking that, if finalized, would allow for the importation of certain prescription drugs from Canada. The Secretary of HHS would make the above certification to Congress upon issuance of a final rule based on this proposal. The FDA also issued a draft guidance document outlining a potential pathway for manufacturers to obtain an additional National Drug Code, or NDC, for an FDA-approved drug that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. The regulatory and market implications of the notice of proposed rulemaking and draft guidance are unknown at this time. Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances. Legislation or regulations allowing the reimportation of drugs, if enacted, could decrease the price we receive for any products that we may develop and adversely affect our future revenues and prospects for profitability.

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

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

•	We face significant operational risks as a result of doing business internationally, such as:
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

The collection and use of personal health data in the European Union was governed by the provisions of the Data Protection Directive, which, as of May 25, 2018, has been superseded by the GDPR. These directives impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The Data Protection Directive and GDPR also impose strict rules on the transfer of personal data out of the European Union to the United States. Failure to comply with the requirements of the Data Protection Directive, the GDPR, and the related national data protection laws of the European Union Member States may result in fines and other administrative penalties. While the Data Protection Directive did not apply to organizations based outside the EU, the GDPR has expanded its reach to include any business, regardless of its location, that provides goods or services to residents in the EU. This expansion would incorporate any potential clinical trial activities in EU member states. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information” which includes health and genetic information of data subjects residing in the EU. GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the European Union to the United States or other regions that have not been deemed to offer “adequate” privacy protections. Failure to comply with the requirements of the GDPR and the related national data protection laws of the European Union Member States, which may deviate slightly from the GDPR, may result in fines of up to 4% of global revenues, or €20,000,000, whichever is greater. As a result of the implementation of the GDPR, we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our ordinary shares.

In June 2016, a majority of voters in the United Kingdom voted to withdraw from the European Union in a national referendum, commonly referred to as Brexit. On March 29, 2017, the U.K. Prime Minister formally delivered the notice of withdrawal. In March and April 2019, the United Kingdom and the EU agreed on two extensions of the withdrawal deadline. On October 28, 2019, a third extension of the withdrawal deadline was agreed to, in which the final withdrawal date was moved to 31 January 2020. As such, the withdrawal is in effect at the date of this annual report. . This withdrawal has involved a process of lengthy negotiations between the United Kingdom and EU Member States to determine the future terms of the United Kingdom’s relationship with the European Union.

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

We may also face new regulatory costs and challenges that could have an adverse effect on our operations. Depending on the terms of Brexit, the United Kingdom could lose the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers that could make our doing business in the United Kingdom more difficult. In addition, currency exchange rates in the pound sterling and the euro with respect to each other and the U.S. dollar may be adversely affected by Brexit. After the United Kingdom formally left the European Union on January 31, 2020, a transition period began on February 1, 2020, during which European Union pharmaceutical law remains applicable to the United Kingdom. This transition period is due to end on December 31, 2020. There currently are no indications of the effect Brexit will have on the pathway to obtaining marketing approval for any of our product candidates in the United Kingdom after this transition period ends, or what, if any, role the EMA may have in the approval process.

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

As at December 31,  2019 we had € 111,950,000 in cash and cash equivalents. To date, our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of twelve months or less. Savings and deposit accounts generate a small amount of interest income. Any future investments may include term deposits, corporate bonds, money market funds and government securities, all in accordance with our cash management policy. These investments are subject to general credit, liquidity, market and interest rate risks. For example, future interest rates may be negative in the European Union. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.

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

Our ability to use our net operating losses (NOLs) in the Netherlands is currently limited and may be further limited. Under Dutch income tax law, tax losses incurred up to and including 2018 may be carried forward for a period of nine years.  Tax losses incurred as of 2019 may be carried forward for a period of six years. As at December 31, 2019, we had a total of  € 218.7 million tax loss carry-forwards available for offset against future taxable profits. The first amount of the tax loss carry-forwards will expire in 2021. There is also a risk that due to regulatory changes such as suspensions on the use for NOLs, our existing NOLs could expire or otherwise become unavailable to offset future income tax liabilities. For these reasons, we may not be able to use a material portion of the NOLs, even if we attain profitability.

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

Risks Related to Ownership of our Ordinary Shares

We cannot predict what the market price of our ordinary shares will be. As a result, it may be difficult for investors to sell our ordinary shares at or above the price at which they purchased them.

An active trading market for our shares may not be sustained. The market value of our ordinary shares may decrease from time to time. As a result of these and other factors, investors may be unable to resell our shares at or above the price at which they purchased them. The lack of an active market may impair investors’ ability to sell our shares at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of our shares. Further, an inactive market may also impair our ability to raise capital by selling our ordinary shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our ordinary shares as consideration. The market price of our shares may be volatile and investors could lose all or part of their investment.

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

We may from time to time issue additional shares of our common stock or securities convertible into our common stock, including in future financings that we may undertake. On November 7, 2018, the Company filed a shelf registration statement, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units; and (b) as part of the $ 300,000,000, the offering, issuance and sale by us of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold under a sales agreement with H.C. Wainwright & Co in one or more at-the-market offerings.  In March 2020, we terminated this sales agreement with H.C. Wainwright & Co. and entered into a new sales agreement for such at-the-market offerings up to a maximum aggregate offering price of $75,000,000 of our ordinary shares with Citigroup Global Markets Inc. and Cantor Fitzgerald & Co.

In October 2019, the Company consummated an underwritten public offering of 10,454,545 ordinary shares at an issue price of $ 5.50 per share. Due to this issuance and any future additional issuances of shares of our common stock or securities convertible into common stock, including pursuant to our shelf registration statement or our ATM facility, our stockholders may experience immediate dilution and, as a result, our stock price may decline.

In addition, under the terms of our collaboration with Ionis Pharmaceuticals Inc, we issued to them 112,473 ordinary shares in November 2018. Under the same collaboration agreement, we issued 371,306 ordinary shares to Ionis in December 2019. In the future, we may also make future milestone payments to Ionis, certain of which will be made in equity and others in cash or equity at our discretion.

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

We have been a listed company since September 2014. Complying with all requirements, particularly since we are no longer an “emerging growth company” that enjoys reduced requirements, will increase our costs, require additional management resources and qualified accounting and financial personnel, and we may fail to meet all of these obligations.

We face increased legal, accounting, administrative and other costs and expenses as a public company. Compliance with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act of 2010, the Dutch Financial Supervision Act and the rules promulgated thereunder, as well as rules of the SEC and NASDAQ and the Dutch Corporate Governance Code, or DCGC, for example, are expected to result in ongoing increases in our legal, audit and financial compliance costs. The Securities Exchange Act of 1934, as amended, or the Exchange Act, requires, among other things, that we file certain periodic reports with respect to our business and financial condition. As we no longer qualify as an “emerging growth company,” we can no longer take advantage of reduced reporting requirements applicable to emerging growth companies. For example, we now must comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Complying with Section 404 may be costly and management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

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

Our management board will be required to assess the effectiveness of our internal controls and procedures annually and, in case we become a domestic filer, we will be required to disclose changes to these controls on a quarterly basis.  Since we have lost our status as an “emerging growth company” under the JOBS Act in 2019, our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

In addition, foreign private issuers are not required to file their annual report on Form 20‑F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10‑K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

We are not obligated to and do not comply with all the best practice provisions of the Dutch Corporate Governance Code. This may affect our shareholders’ rights.

As a Dutch company we are subject to the Dutch Corporate Governance Code (DCGC). The DCGC contains both principles and best practice provisions that regulate relations between the management board, the supervisory board and the shareholders (i.e. the general meeting of shareholders). The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (e.g., because of a conflicting NASDAQ requirement), we are required to give the reasons for such non-compliance.

The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including NASDAQ. We do not comply with all the best practice provisions of the DCGC. This may affect our shareholders’ rights and they may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

We intend to rely in certain cases on NASDAQ Stock Market rules that permit us to comply with applicable Dutch corporate governance practices, rather than the corresponding domestic U.S. corporate governance practices, and therefore our shareholders’ rights will differ from the rights they would have as a shareholder of a domestic U.S. issuer.

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

The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate and may fluctuate considerably given that market prices of technology companies have been especially volatile. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash, including any cash raised pursuant to prior offerings.  Based on the average value of our gross assets and composition of our income,  we believe that we were not a PFIC for the 2019 taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurance regarding our PFIC status for the current, prior or future taxable years.

We do not currently intend to provide the information necessary for U.S. holders to make a “qualified electing fund,” or QEF, election if we are treated as a PFIC for any taxable year, and prospective investors should assume that a QEF election will not be available.

Any U.S. or other foreign judgments that investors may obtain against us may be difficult to enforce against us in the Netherlands.

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

Item 4: Information on the Company

A. History and development of the company

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies for the treatment of severe genetic rare diseases with a focus on inherited retinal diseases such as Leber’s congenital amaurosis 10, Usher syndrome type 2, and autosomal dominant retinitis pigmentosa. Based on our unique proprietary RNA platform technologies, we are growing our pipeline with patients and loved ones in mind.

ProQR was founded in 2012 by Daniel de Boer, Gerard Platenburg, the late Henri Termeer and Dinko Valerio. Since September 18, 2014, our ordinary shares have been listed on the NASDAQ Global Market under the ticker symbol PRQR. As of December 31, 2019, we had raised € 303 million in gross proceeds from our public offerings of shares and private placements of equity securities. In addition, we have received grants, loans and other funding from patient organizations and government institutions supporting our programs, including from Foundation Fighting Blindness and the Dutch government under the innovation credit program.

Our legal name is ProQR Therapeutics N.V. and we were incorporated in the Netherlands, on February 21, 2012. We reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. Our company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands, telephone number +31 88 166 7000. Our US office is located at 245 Main Street, Cambridge, MA 02142, USA. The name and address of our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers like ProQR that file electronically with the SEC. The address of that site is www.sec.gov. We maintain a corporate website at www.ProQR.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report on Form 20-F, and the reference to our website in this Annual Report on Form 20-F is an inactive textual reference only.

B. Business overview

We are developing a broad pipeline of potentially life changing RNA therapies for inherited retinal diseases, a group of rare debilitating eye diseases, affecting over two million people in the world, for which there are currently no treatment options available. We believe our RNA platform based on intravitreal delivery may be suitable to repair defective RNA in the retina and stop progression or even reverse vision loss associated with the diseases. As we deepen our relationships with the community of people living with inherited retinal diseases, we believe we are well positioned to bring these medicines to patients independently, and are therefore preparing for commercialization, particularly in the Western world.

Beyond our clinical portfolio, we discovered and developed a novel proprietary RNA editing platform technology called Axiomer®. Axiomer’s editing oligonucleotides, or EONs, are designed to recruit endogenous Adenosine Deaminases Acting on RNA, or ADAR, enzymes to make single nucleotide changes in the RNA in a highly specific and targeted manner at a desired location. We believe our Axiomer platform may be applicable to more than 20,000 disease-causing mutations.

We continuously evaluate opportunities for beneficial collaborations or partnerships to efficiently bring our medicines to patients. In addition, using our discovery engine that is designed to generate a broad pipeline of product candidates, we seek to enter into strategic partnerships for programs that we believe will benefit from such a partnership.

Our RNA Therapies

Our investigational RNA therapies aim to repair defective RNA to stop or reverse genetic diseases. Genetic diseases are caused by mutations in genes in the DNA. The mutation is copied into the RNA that serves as a blueprint for protein production. By designing our RNA therapies to repair the specific mutation in the RNA, the function of the protein can be restored. This approach allows us to take away the underlying cause of the disease without having to make permanent changes to a patient’s DNA.

Our investigational RNA therapies are single-stranded RNA oligonucleotides chemically modified to enhance stability and cellular uptake. While all our compounds are RNA-based, a variety of mechanisms of actions are used, depending on the type of mutation causing the disease. Each RNA therapy is designed to repair a specific RNA mutation and we believe this targeted approach may offer several advantages compared to other therapeutic approaches in the treatment of the rare genetic diseases we target. Our primary focus is on our ophthalmology pipeline that we intend to develop and commercialize. However, given the potential broad applicability of RNA therapies in several other diseases, we also have a discovery effort that seeks to identify molecules for other rare genetic diseases.

Research and development pipeline

Sepofarsen for Leber’s Congenital Amaurosis 10

Leber’s Congenital Amaurosis (LCA) is the most common genetic cause of childhood blindness, with LCA10 being one of the most severe forms. People with LCA10 typically become blind within the first few years of life and currently there are no approved therapies. The most common mutation is p.Cys998X (also known as c.2991+1655A>G) in the CEP290 gene. Although prevalence rates vary, we estimate this mutation occurs in approximately 2,000 patients in the Western world.

We are developing sepofarsen (formerly named QR-110) for patients who have LCA10 due to the p.Cys998X mutation. Sepofarsen aims to repair the underlying cause in the RNA by splice correction. This RNA splice correction allows the production of a normal (wild-type) CEP290 protein which can restore vision in patients with LCA10. Sepofarsen is administered through intravitreal injections in the eye. Beyond sepofarsen we have an additional discovery-stage program, QRX-136, for another mutation in CEP290.

A Phase 1/2 clinical trial of sepofarsen in adults and children with LCA10 due to the p.Cys998X mutation has been completed. Data from the trial were reported in September 2018, where we demonstrated clinical proof-of-concept as shown by a significant, rapid and sustained improvement in vision in the majority of patients. In January 2019, we reached agreement with the U.S. Food and Drug Administration (FDA) on the design of a proposed Phase 2/3 clinical trial for sepofarsen. This study (Illuminate) was initiated in April 2019 and could serve as the sole registration trial for the program.

Sepofarsen has been granted orphan drug designation by the FDA and European Medicines Agency (EMA) for LCA and received fast track designation by the FDA for LCA10. In 2019, we also received PRIME designation from the EMA for LCA due to the CEP290 p. Cyc998X mutation as well as rare pediatric disease designation from the FDA for LCA10.

QR-421a for Usher Syndrome Type 2 and Non-Syndromic Retinitis Pigmentosa

Usher syndrome is the leading cause of combined hearing loss and blindness. Patients are usually born with moderate to severe hearing loss that may worsen over time. The retinal phenotype, known as retinitis pigmentosa, or RP, starts with night blindness followed by progressive loss of peripheral visual fields (tunnel vision) until no vision is left. The retinal phenotype can exist without the hearing loss, this disease is called non-syndromic RP, or nsRP. Both Usher syndrome and non-syndromic nsRP can be caused by mutations in the USH2A gene, which encodes a protein called usherin. To date, there are no therapies approved or product candidates in clinical development that treat the vision loss associated with USH2A mutations.

We are developing QR-421a for patients with USH2A exon 13 mutations. In the Western world, approximately 16,000 patients have vision loss due to mutations in exon 13 of the USH2A gene.

QR-421a is an RNA therapy aimed at modulating the RNA that then results in the expression of functional usherin protein in the eye to maintain and potentially restore vision. This candidate is intended to be administered by intravitreal injections. Beyond QR-421a, we have additional early-stage programs QR-411 for the USH2A PE40 mutation and QRX-461, for another mutation in USH2A.

A Phase 1/2 clinical trial of QR-421a, named Stellar, is ongoing in adults with Usher syndrome or nsRP due to exon 13 USH2A mutations. Three-month interim results were reported in March 2020, QR-421a given as a single intravitreal injection was observed to be generally well tolerated with no serious adverse events noted. In the six sham treated subjects, outcome measures demonstrated no consistent pattern of response above the “noise” level. In contrast, two of eight QR 421a-treated patients demonstrated benefit across multiple concordant outcome measures. Based on these early positive findings we will continue the trial as designed with two additional study groups testing different dose levels of QR-421a.

QR-421a and QR-411 received orphan drug designation for the treatment of RP from the FDA and EMA. QR-421a was also granted fast track designation for Usher syndrome type 2 and rare pediatric disease designation for RP caused by USH2A exon 13 mutations by the FDA.

QR-1123 for Autosomal Dominant Retinitis Pigmentosa

Autosomal-dominant retinitis pigmentosa (adRP) is characterized by progressive loss of vision. Symptoms typically start in early teenage years and include night blindness and reduction of peripheral vision, which leads to tunnel vision. Eventually patients lose their central vision and become completely blind during adulthood. In the United States, the P23H mutation in the RHO gene is the most common mutation causing adRP and affects approximately 2,500 patients.

QR-1123 was discovered by Ionis Pharmaceuticals and we in-licensed this candidate in October 2018 to further develop it. QR-1123 is designed for the treatment of P23H adRP by suppressing the formation of the toxic mutant protein. By mutant-specific knockdown, QR-1123 selectively targets the mutant P23H RNA for destruction by RNase H1 cleavage without affecting the wild-type RNA. By reducing the mutant RNA, the resulting toxicity (induced loss of photoreceptors and subsequent loss of vision) can potentially be stopped or reversed.

Currently, a Phase 1/2 clinical trial, named Aurora, is ongoing in adults with adRP due to the P23H mutation. QR-1123 has been granted orphan drug designation for RP due to the P23H mutation and fast track designation by the FDA for adRP.

QR-504a for Fuchs Endothelial Corneal Dystrophy

Fuchs endothelial corneal dystrophy (FECD) is a common age-related, degenerative disorder of the corneal endothelium. FECD can lead to corneal edema, scarring, corneal clouding, and consequential vision loss. Corneal blisters can cause pain in end-stage disease. Current treatment consists of corneal transplant for late-stage disease, an invasive procedure with limitations and associated complications, and therefore a high unmet medical need still remains. The most common genetic cause for FECD are trinuclear repeat (TNR) expansions in the TCF4 gene causing FECD type 3 (FECD3).

We are developing QR-504a as an RNA therapy for the treatment of FECD3. The primary goal of the development plan for QR-504a is to provide a therapy to prevent or slow down the corneal degeneration in patients with FECD3.

We plan to advance the QR-504a program into a first clinical trial in late-stage disease patients. Study PQ-504a-001 is an open label, single-dose, dose escalation, exploratory study to evaluate safety, tolerability, and molecular biomarker(s) in corneal endothelium following a single intravitreal injection in patients with FECD3 scheduled for corneal transplant.

QR-1011 for Stargardt’s Disease

Stargardt’s disease is the most common inherited macular dystrophy causing progressive loss of central vision, for which there are no treatments currently available. It is associated with mutations in the ABCA4 gene resulting in the loss of photoreceptor cells in the retina. The c.5461-10T>C mutation affects about 7,000 patients in the Western world and leads to aberrant splicing of ABCA4 mRNA. QR-1011 aims to restore normal splicing, leading to the production of wild-type mRNA and protein, thereby stopping or potentially reversing the disease. QR-1011 is currently in the advanced lead optimization phase.

Deep pipeline in Ophthalmology

More than two million people in the World have vision loss due to an Inherited Retinal Disease (IRD), caused by a mutation in the approximately 300 genes that are associated with IRDs. Only a small fraction of those two million patients currently has a treatment available. At ProQR we believe that our RNA therapy platform technology has the potential to treat a large number of the mutations that cause IRDs. Therefore we have set up a dedicated effort to discover potential new treatments for IRDs that currently have no treatment. Although the total IRD population is fragmented in many mutations that cause the disease, we believe our RNA therapies have a set of common characteristics that makes them applicable across many IRD mutations. Today we have novel treatments in various stages of preclinical discovery and development for over 25 different IRD causing mutations. This preclinical pipeline includes molecules for other mutations in Leber’s congenital amaurosis, Usher syndrome, Stargardt’s disease and beyond. In the coming years we are working to bring several of these molecules into clinical development with the ultimate goal to create transformative RNA therapies where currently no treatment options exist.

Axiomer® RNA Editing Technology

The Axiomer® platform is a novel, proprietary RNA editing technology invented at ProQR. The technology is based on editing oligonucleotides, or EONs, designed to recruit ADAR enzymes (Adenosine Deaminases Acting on RNA) to make single nucleotide changes in the RNA in a highly specific and targeted manner at a desired location. The approach allows the recruitment of endogenous ADARs by using EONs as the sole drug modality, doing away with the need for overexpression of (artificial) ADAR proteins, guide RNAs or other large, complex components. We continue to build our patent portfolio around this technology.

Recruitment of endogenous RNA-editing enzymes by EONs represents a significant therapeutic opportunity for a new type of drugs that can treat genetic diseases by reversing the underlying mutations. ADARs are present in most human cells and naturally make adenosine-to-inosine (A-to-I) changes in RNA. Since an inosine is interpreted by the cell as a guanosine, an EON-mediated, targeted editing reaction has the potential to effectively modify any chosen adenosine (A) in any RNA to a guanosine (G). This can either restore the original sequence, or bring about an intended de novo A to G change, in order to treat genetic disease. Current estimations point to more than 20,000 G to A mutations in the human population that cause disease.

In vitro and in vivo work indicates that the EONs are generally applicable for the correction of mRNA G-to-A mutations. Together with the leading academic experts in RNA editing, we continue to advance our Axiomer RNA editing technology.

Our Strategy

We are dedicated to improving the lives of patients and their loved ones through the development of RNA therapies for severe genetic rare diseases. We believe the strategy as outlined below enables us to build a sustainable independent business which creates value for all stakeholders involved. Key elements of our strategy include:

•

Develop RNA therapies for patients in need. Through our patient-focused approach, we work to develop best-in-class therapies and to advance the understanding of conditions that we target. As RNA therapies have become an established modality, we are translating new applications in a pipeline of product candidates for patients suffering from rare diseases.

•

Rapidly advance our ophthalmology platform. The positive results of sepofarsen and QR-421a in  Phase 1/2 clinical trials have built confidence in the potential opportunity for RNA therapies in treating genetic eye diseases. Therefore, we have focused our pipeline and plan to rapidly advance programs for diseases with limited or no treatment options. As part of the “ProQR Vision 2023 strategy”, by 2023, we aim to obtain marketing approvals for the first two products in our pipeline for eye diseases, and further build a deep pipeline of ten or more programs beyond those two products, of which we expect three to be in late stage development.

•

Commercialize portfolio of ophthalmic therapies independently. We plan to commercialize our portfolio of medicines for inherited retinal diseases (IRDs) independently in North America and Europe and seek partners for other geographic areas. While building the commercial infrastructure for a potential commercial launch of sepofarsen, we expect this same infrastructure to serve patients with other IRDs like Usher syndrome or Stargardt’s disease. There are around 30 hub centers specialized in IRD care allowing for an efficient and targeted commercial infrastructure.

•

Leverage our pipeline through strategic consideration of out-licensing, spinouts or collaborative partnerships. We plan to continue to advance the programs and technologies in our discovery pipeline beyond ophthalmology and selectively engage with partners for development and commercialization of programs and products that we do not intend to independently develop.

•

Expand our Axiomer RNA-editing platform into select therapeutic areas. Our novel and proprietary RNA editing platform technology, Axiomer, is a new way to use oligonucleotides to edit single nucleotides in the RNA. We believe the Axiomer technology may be applicable to more than 20,000 disease-causing mutations. In 2020 and beyond, we intend to use the platform to develop novel therapies for inherited retinal diseases and continue to validate and create value for the platform through pursuing licensing, partnering and other strategic relationships outside this core therapeutic area.

Patient Focused Approach

ProQR is dedicated to developing best-in-class RNA therapies to improve the lives of patients, families and communities affected by rare and underserved conditions. In order to achieve this goal, ProQR strives to integrate the patient voice into our decision-making throughout the drug development process as we believe that a patient focused strategy is crucial to our success. Therefore, our Patient and Medical Community Engagement (PMCE) team actively collaborates with and listens to the communities we serve to ensure that the patient voice is at the heart of all the work we do here at ProQR.

A key initiative at driving this patient voice to the heart of the work we do at ProQR is the newly formed Global Patient & Caregiver Steering Committee. Launched in January 2020, the Steering Committee is a forum for direct patient input on a wide range of topics, to ensure ProQR is meeting the needs of individuals we are striving for a solution.

ProQR recently partnered with Foundation Fighting Blindness in the My Retina Tracker Program, a collaborative, open access program providing no-cost genetic testing and genetic counseling for individuals living in the United States with a clinical diagnosis of an IRD. Genetic testing is crucial to receiving an accurate diagnosis to then move forward with the best care. Through its participation in the program, ProQR hopes to provide IRD patients with easier access to genetic diagnostics, improve access to clinical trials and facilitate therapeutic development in IRDs associated with CEP290, RHO and USH2A genes.

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

Representation of the p.Cys998X mutation causing LCA10

Wild-type
LCA10
Outer segment
Connecting cilium
Inner segment
Nucleus
mRNA
pre-mRNA
DNA
protein
CEP290
mRNA
Exon 26
Exon 27
pre-mRNA
Exon 26
Exon 27
Exon 26
X
Exon 27
Exon 26
X
Exon 27

LCA Genetics

More than 20 genes have been associated with the genetic defect that causes LCA. The most common mutation is the p.Cys998X in the CEP290 gene causing LCA10. The p.Cys998X mutation is a single nucleotide substitution in the CEP290 gene that creates a new splice site, also called a cryptic splice site, between exon 26 and 27. During the splicing of the pre-mRNA this causes a part of the intron, or pseudoexon, to be included in the mRNA. The pseudoexon contains a premature stop codon, thus the mRNA is not translated into the full length CEP290 protein. CEP290 protein is involved in the formation and stability of the connecting cilium in photoreceptor cells, which facilitates the transport of proteins from the inner segment to the outer segment of the cell. When CEP290 is absent, there is a disturbance in normal protein transport to the outer segments of the photoreceptor cell, which provokes the shortening of the outer segment and its inability to perform its light transducing function.

LCA Prevalence and Diagnosis

LCA affects about 15,000 patients in the Western world. Although diagnosis rates vary, our estimations indicate the most common p.Cys998X mutation occurs in approximately 2,000 patients in the Western world.

Patients are initially diagnosed through the presence of clinical symptoms. Nystagmus, rapid involuntary movements of the eyes, tends to be the first symptom visible as well as oculo-digital signs comprising eye poking, pressing, and rubbing. Vision impairment or blindness becomes obvious as age increases. After an ophthalmological examination, LCA is diagnosed. A genetic screening including all known mutations causing LCA is performed to confirm the diagnosis and determine the type of LCA in order to give the patient the most accurate prognosis possible.

Approaches for the Treatment of LCA10

There are currently no disease modifying treatments approved for patients with p.Cys998X associated LCA10 and disease management is currently supportive in nature. The eye is highly suitable for oligonucleotide therapies as it is a contained organ with physical cellular barriers. These natural barriers strongly limit the free entry and exit of cells and larger molecules in and out of the eye, therefore limiting the systemic exposure of locally administered therapies.

Sepofarsen for LCA10, splice correction for p.Cys998X CEP290 mRNA

Outer segment
Connecting cilium
Inner segment
Nucleus
Sepofarsen
protein
CEP290
mRNA
Exon 26
Exon 27
Sepofarsen
pre-mRNA
Exon 26
Exon 27

Sepofarsen binds to pre-mRNA and silences the cryptic splice site leading to production of normal mRNA

Sepofarsen for the Treatment of LCA10

Sepofarsen (formerly named QR-110) is designed to treat LCA10 by splice correction. By binding to the pre-mRNA ,sepofarsen aims to silence the cryptic splice site caused by the p.Cys998X mutation. The splicing machinery can thus process the pre-mRNA correctly resulting in normal mRNA and we expect the production of full-length functional wild-type CEP290 protein. Sepofarsen is administered by intravitreal injection.

Sepofarsen received orphan drug designation from the FDA and EMA for the treatment of LCA. Sepofarsen was also granted fast track designation for LCA10 and rare pediatric disease designation by the FDA for LCA10 and PRIME designation by EMA for the treatment of LCA due to the CEP290 p. Cyc998X mutation.

Clinical Development for Sepofarsen

The activity seen in our preclinical models of LCA10 provided strong support for the clinical development and therapeutic potential of sepofarsen. The clinical development of sepofarsen began in the second half of 2017 with a Phase 1/2 open-label, multiple dose, dose escalation study to evaluate the safety and tolerability of sepofarsen, study PQ‑110‑001. This trial was completed in 2019 and enrolled five children (age 8 - 17 years) and six adults (≥ 18 years) who have LCA10 due to one or two copies of the p.Cys998X mutation in the CEP290 gene. Participants received up to four intravitreal injections of sepofarsen into one eye, every three to six months. The study was conducted in three centers with significant expertise in genetic retinal disease in the U.S. and Europe.

The primary objectives of the trial were safety and tolerability. Secondary objectives included the pharmacokinetics and restoration/improvement of visual function and retinal structure through ophthalmic endpoints such as best-corrected visual acuity (BCVA), full-field stimulus testing (FST), optical coherence tomography (OCT), pupillary light reflex (PLR), mobility course and oculomotor instability (OCI).

Safety Data:

Sepofarsen was observed to be well-tolerated with manageable safety findings. In total, eight cases of lens opacities (cataract) were observed (three in the target registration dose cohort and five in high dose cohort). All six of the subjects who had lens replacement surgery regained their pre-cataract vision. Four cases (in three subjects) of retinal findings were observed in the now retired 320/160 µg dose group: two incidences of mild cystoid macular edema were resolved with topical treatment and two incidences of subclinical retinal thinning stabilized within two months of last dose without additional treatment.

Efficacy Data:

The final analysis of efficacy data from PQ-110-001 confirmed clinical proof-of-concept as shown by improvement in BCVA and supported by improvement in performance on the mobility course and mechanistic proof-of-concept was confirmed by improvement in FST. Importantly, these endpoints showed concordant improvement (Table 1). In approximately 60% of subjects, multiple independent measures of visual function were improved in the treated eye, but not in the contralateral eye.

Table 1. Summary of Efficacy Endpoints

Endpoint	Units	Direction Showing Improvement	Responder Threshold	Change from Baseline at Month 12 Mean (SEM)
				Treated	Untreated
Overall
Best corrected visual acuity (ETDRS/BRVT) (n=11)	LogMAR	↓= improved	> -0.3	-0.55 (0.26) p<0.05 vs. CE	-0.122 (0.07)
Full field stimulus red (FST red) (n=10)	cd/m2	↓= improved	-0.5	-0.91 (0.18) p<0.01 vs. CE	-0.16 (0.16)
Full field stimulus blue (FST blue) (n=10)	cd/m2	↓= improved	-0.5	-0.79 (0.23) p<0.02 vs. CE	-0.02 (0.11)
Mobility course (n=10)	Level	↑= improved	> 2	2.5 (0.98) p=0.1 vs. CE	1.75 (0.75)

Abbreviations: BRVT=Berkeley Rudimentary Vision Test; cd/m2=logarithm of candelas/square meter; ETDRS=Early Treatment Diabetic Retinopathy Study; LogMAR=Logarithm of the Minimum Angle of Resolution, CE=contralateral eye

Measurements of BCVA and functional vision (mobility) confirm vision improvement in these subjects. In addition, clear improvement in FST was seen at both red and blue wavelengths in the treated eye only.

BCVA is an accepted registration endpoint for treatments of retinal diseases, with a generally accepted threshold for clinically meaningful improvement of -0.3 LogMAR (15 letters on an eye chart) in the U.S and -0,2 LogMAR (10 letters) in Europe. At Month 12, this threshold was exceeded in treated, but not untreated eyes, in the overall population, both in adult and pediatric subjects.

Performance on a mobility course was also improved. Concordant improvement in the mechanistic and functional outcome measures confirm that these observations are due to on-target benefits of sepofarsen. Results from the individual endpoints are discussed in more detail below.

Best Corrected Visual Acuity (BCVA)

To assess BCVA, either the ETDRS eye charts or BRVT eye charts (tumbling “E” cards) were used. ETDRS is useful up to and including LogMAR 1.6, and BRVT extends the range to LogMAR 2.9.

Data from the Month 3 and 12 assessment of BCVA for both dose groups and pooled are presented in Table 2 and show that the BCVA improvement in treated eyes started within the first 3 months of treatment and was maintained thereafter. Expectedly, BCVA in contralateral eyes which did not receive treatment did not change appreciably.

Table 2. BCVA at Month 3 and Month 12

Mean ΔBCVA LogMAR	Treated eye (SEM)		Contralateral eye (SEM)
	month 3	month 12	month 3
Pooled analysis (n=11)	-0.50 (0.24)	-0.55 (0.26)	0.0 (0.04)	-0.11 (0.07)
160μg/80μg (n=6) Target registration dose	-0.81 (0.41)	-0.93 (0.43)	0.01 (0.08)	-0.22 (0.11)
320μg/160μg (n=5)	-0.13 (0.1)	-0.11 (0.07)	0.0 (0.0)	0.01 (0.04)

Abbreviations: BCVA=Best-corrected visual acuity; LogMAR=logarithm of the minimum angle of resolution; SEM=standard error of the mean

The 160μg/80μg dose was picked as the target dose for the Phase 2/3 study. This is supported by the results in Table 2.

Figure 1 shows the individual BCVA responses from baseline at Month 12. Although the largest responder was at light perception (LP) only, or LogMAR 4.0, the remaining four light perception patients did not have any changes in BCVA (these patients had their greatest responses on FST). These data support the strategy to exclude light perception patients from the Phase 2/3 study. The study population will include patients with hand motion or better vision (LogMAR 3.0 or better). Change from baseline for individual subjects in the target registration dose (160μg/80μg) and in the 320μg/160μg dose groups is depicted in Figure 1.

Figure 1. Individual BCVA Change from Baseline at 12 Months

Change from baseline for all subjects pooled and for the target registration (160µg/80µg) dose group is depicted in Figure 2.

Figure 2. BCVA Changes over Time

Clinically meaningful changes are observed in both the pooled analysis and in the target registration (160μg/80μg) dose group. In the target registration dose group, the mean for the treated eye increased beyond the clinically meaningful threshold after the loading dose and remained stable over 12 months. Clinically meaningful improvements were observed for the treated eye but not for the contralateral eye.

Full-Field Stimulus Test (FST):

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

Improvements in visual function were supported by a meaningful increase in the ability to detect flashes of red or blue light as determined by the FST test.

In the target registration dose group, 160μg/80μg dose group, the mean change from baseline at twelve months in red light sensitivity was -0.66 log Cd/m2 (SEM 0.14) and improvement in blue light sensitivity was -0.63 log Cd/m2 (SEM 0.31). Three of six subjects showed an improvement of greater than -0.5 log Cd/m2 for blue light, which can be regarded as clinically meaningful. Five of six showed a clinically meaningful improvement for red light. The mean change in the untreated contralateral eye in this group was 0.05 log Cd/m2 (SEM 0.17) for red light and -0.12 log Cd/m2 (SEM 0.16) for blue light.

Change over time in FST for the target registration dose group is represented in Figure 3.

Figure 3Change over Time in FST – target registration dose (160µg/80µg) group

Mobility Course

An exploratory mobility course suitable for patients with LCA10 was developed to quantify improvements in functional vision. The tool involves different layouts of increasing complexity, using multiple light levels. In total, the series of courses produces 19 levels, with level 1 being the ability to navigate a short, straight course with a single brightly-backlit obstacle; the other end of the spectrum at level 19 is the ability to navigate a very dimly-lit complex course with multiple obstacles. Improvement is measured by the number of levels a patient is able to navigate.

Most patients demonstrated improvement in functional vision, as assessed using a series of mobility courses at increasing difficulty and multiple light intensities.

In the target registration dose group, the mean change at 12 months of treatment was 4.0 levels (SEM 1.27) with five of six subjects improving by more than 2.0 levels, which can be regarded as clinically meaningful, based on recent gene therapy approval experience. The mean change in the untreated contralateral eye was 2.7 levels (SEM 1.11).  We believe this increase was likely due to a training effect. An adjusted mobility course endpoint is being validated in parallel with the Illuminate trial (PQ-110-003).

Change over time in mobility for the 160µg/80µg target registration dose group is represented in Figure 4.

Figure 4Change over Time in Mobility – target registration (160 µg/80 µg) group

Results from the mobility assessment support the functional significance of the best-corrected visual acuity improvement.

Conclusions from Study PQ-110-001 (Top-line Results)

Sepofarsen was observed to significantly improve vision and the response was durable up to 12 months. Concordant improvements in key secondary outcome measures supported the observed change in vision. In the target registration dose group (160µg/80µg) sepofarsen was well-tolerated with a favorable benefit/risk profile.

Available data from PQ-110-001 confirm clinical proof-of-concept as shown by the significant improvement in BCVA and supported by improvement in performance on the mobility course and FST. Importantly, the three endpoints analyzed showed concordant improvement.

These results support the assumptions underpinning the design of the Phase 2/3 Illuminate study including the target registration dose, the 6-month dosing interval and the inclusion of subjects with vision of hand motion or better.

Next Steps in Clinical Development of Sepofarsen

The Insight  study, or PQ-110-002, is an open-label extension study to evaluate the safety, tolerability, efficacy and PK of sepofarsen in subjects who completed participation in study PQ-110-001. Insight will provide continued access to the investigational product in the treated eye, as well as treatment of the contralateral eye. It is envisaged that the Insight study will remain open for as long as the benefit-risk continues to be positive, until drug registration or provision of continued treatment by other means is available. We plan to provide an update on the study during the second half of 2020.

The next study in the clinical development plan, Illuminate (PQ-110-003), aims at defining safety and quantifying the treatment effect, relative to masked, sham-treated control subjects, at more than one dose level (160μg/80µg target registration dose level and 80μg/40µg). The Phase 2/3 pivotal study incorporates an blinded interim analysis after at least 18 subjects have been treated for at least three months for sample size re-estimation, to ensure a robust and efficient assessment of sepofarsen in this ultra-rare population. This study is ongoing and is planned to be the sole pivotal study in support of the eventual Marketing Authorization Application (MAA) in the European Union and the New Drug Application (NDA) in the United States. The clinical study design incorporates advice provided by the CHMP and FDA.

The primary endpoint (mean change from baseline in BCVA, based on ETDRS and/or BRVT, of treatment versus sham) will be assessed at 12 months. Thereafter, treatment of the contralateral eye or crossover to active study drug for sham-treated subjects may be considered. We will continue to follow up on subjects for 24 months to assess long-term safety and efficacy. See below a schematic of the Illuminate study.

We are planning to start a trial in a pediatric population in parallel to executing the Illuminate pivotal study in patients of over 8 years old.

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

Sepofarsen Activity in Optic Cup Model

Optic cups are a retinal organoid model derived from fibroblasts of an LCA10 patient obtained through skin biopsies. The cells are first reprogrammed into induced pluripotent stem cells, or iPSC, and later differentiated into neural retinal cells, also known as three-dimensional optic cups.

The clinical and molecular relevance of the optic cup model, coupled with the absence of an animal model, makes the optic cup the best model in which to simulate the mechanisms of LCA10 and effectively test the potential of sepofarsen.

LCA10 patient derived optic cups were exposed to sepofarsen. First, we observed that sepofarsen can enter the cells without use of any transfection agents. Second, sepofarsen elicited a dose-dependent restoration of CEP290 wild-type mRNA expression. And third, increased CEP290 mRNA expression was also associated with an increase in functional measures such as percentage of ciliated cells and the length of the cilia.

Retinal Distribution of Sepofarsen

Using labelled sepofarsen administered via intravitreal injection into wild-type mice eyes, we demonstrated that sepofarsen enters the target cells of the retina, including the photoreceptor cells. Sepofarsen has a long tissue half-life based on data obtained in a non-human primate model for a closely related oligonucleotide.

QR-421a for Usher Syndrome Type 2 and Non-syndromic Retinitis Pigmentosa (nsRP)

Usher Syndrome and nsRP Background

Usher syndrome is the leading cause of combined inherited deafness and blindness. Patients with this syndrome generally progress to a stage in which they have very limited central and peripheral vision and are divided in two subgroups. Patients that have Usher syndrome and patients that have non-syndromic retinitis pigmentosa, or nsRP, due to a mutation in the USH2A gene. Patients with Usher syndrome are usually born with moderate to severe hearing loss that may worsen over time, in addition to developing the vision loss, where patients with nsRP develop only vision loss. Each subgroup is about 50% of the total population.

The retinal phenotype, known as retinitis pigmentosa, or RP, is characterized by photoreceptor degeneration that leads to progressive vision loss. The first visual symptoms typically appear during the second decade of life and start with night blindness due to the start of degeneration of rod photoreceptors. When rod degeneration progresses, patients lose their peripheral visual fields until only a residual central island of vision (tunnel vision) is left. As the disease progresses further, cone photoreceptors degenerate which eventually results in complete blindness.

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
Exon 13
Exon 14

In wild type cells usherin enables protein transport through the connecting cilium

In cells with the USH2A mutation usherin is not active, hampering protein transport over the cilium

Usher Syndrome and nsRP Genetics

Usher syndrome type 2 is caused by autosomal recessive mutations in the USH2A gene, encoding the protein usherin. Mutations in the USH2A gene can disrupt the production of usherin, a protein expressed in photoreceptors where it is required for their maintenance. Usherin is also expressed in the ear, where it is required for normal development of cochlear hair cells and hence, normal hearing. In the eye, defects in usherin cause RP. Mutations in USH2A can also cause nsRP, in which patients experience visual loss but do not suffer from hearing loss. Exon 13 mutations represent the most common mutations in the USH2A gene.

Disease Prevalence and Diagnosis

The diagnosis of the disease is based on clinical symptoms and ophthalmologic evaluations. A genetic screening can determine the specific mutation that is causing the disease.  The number of patients with vision loss due to USH2A exon 13 mutations is estimated to be around 16,000 in the Western world. Lack of access to genotyping may result in significant underdiagnosis in many inherited retinal diseases.

Approaches for the Treatment of Usher Syndrome and nsRP

While the hearing deficit in patients with Usher syndrome type 2 can be at least partially mitigated using hearing aids or cochlear implants, there is no approved treatment for the vision loss associated with USH2A mutations. Disease management is supportive in nature. Vitamin A and docosahexaenoic acid (DHA) supplementations have been proposed as pharmacological treatment options. Both therapies have shown a good safety profile but limited clinical benefit. We believe that intravitreal RNA therapy QR-421a is the only product candidates in development for the treatment of patients with RP caused by exon 13 mutations in the USH2A gene. Due to the size of the USH2A gene, this type of RP is not amenable to a gene therapy approach. Also, given the disease affects both the peripheral and central retina, current gene replacement and gene editing approaches have fundamental limitations as these therapies must be delivered with a surgical procedure to a limited subretinal area. The important deficit in peripheral vision of USH2A patients are thereby not addressed.

QR-421a for the Treatment of Usher Syndrome and nsRP

QR-421a is being developed as a treatment for RP caused by mutations in exon 13 of the USH2A gene. Mutations in exon 13, including the prevalent c.2299delG mutation, can disrupt the production of usherin, which is required for photoreceptor maintenance. QR-421a aims to induce excision, or skipping, of exon 13 from USH2A mRNA leading to an in-frame deletion in the USH2A mRNA. Since exon 13 encodes for a repetitive part of the usherin protein, excision of exon 13 is expected to lead to a truncated (partial), however, functional usherin protein. Because of the exon skipping approach, QR-421a is not specific to a single mutation but targets any mutation present in exon 13 of the USH2A gene.

USH2A exon 13 exon skip

QR-421a received orphan drug designation from the FDA and EMA for the treatment of RP. QR-421a was also granted fast track designation for Usher syndrome type 2 and rare pediatric disease designation for RP caused by USH2A exon 13 mutations by the FDA.

Clinical Development of QR-421a

We believe that results of preclinical studies provide support for the clinical development and therapeutic potential of QR-421a. The QR-421a clinical development program has been initiated with the first-in-human Stellar study (PQ-421a-001), a Phase 1/2 study designed to evaluate the safety and tolerability of a single IVT injection of QR‑421a in subjects with vision loss due to mutations in exon 13 of the USH2A gene. Changes in visual function and retinal structure are measured by several endpoints such as visual acuity (BCVA), visual field and optical coherence tomography (OCT). Changes in quality of life for trial subjects will also be evaluated. The study is being conducted at expert sites in North America and Europe.

An extension study, which would permit continued dosing of eligible subjects who complete the Stellar trial, is also planned.

Design of Phase 1/2 Stellar Study of QR-421a

In March 2020 findings from a planned interim analysis of the Stellar trial were reported. The interim analysis, or IA, was based on nine- and three-month data from the first and second dose cohorts, respectively. The Stellar trial is a randomized, single ascending dose, global multicenter, longitudinal, 24-month study, involving active versus sham procedure. The first two cohorts included a total of 14 subjects (ranging from 24-65 years in age), of which eight received a single dose of QR-421a and six received a single sham procedure for masking. Six subjects were enrolled in the 50µg cohort (“low dose”), of which four received treatment and two were randomized to sham; eight patients were enrolled in the 100µg cohort (“mid dose”) of which four received treatment and four were randomized to sham. The population varied in disease characteristics with both Usher syndrome (n=6) and nsRP (n=8) affected subjects included, genetic background with both homozygous (n= 4) and heterozygous (n=10) subjects for USH2A exon 13 mutations, and visual impairment at baseline ranging from mild to severe.

Table 1. Baseline Characteristics of Trial Population

Cohort	Genotype	Phenotype	Visual impairment severity	Months of follow up
50µg (n=4)	3 homozygous 1 heterozygous	2 Usher 2 nsRP	2 mild-moderate 2 severe	6-11
100µg (n=4)	0 homozygous 4 heterozygous	2 Usher 2 nsRP	3 mild-moderate 1 severe	3-4
Sham (n=6)	1 homozygous 5 heterozygous	2 Usher 4 nsRP	5 mild-moderate 1 severe	3-9

Safety Data:

Across both cohorts thus far, QR-421a was observed to be generally well tolerated with no serious adverse events noted.

Efficacy Data:

In the six sham treated subjects (two followed for nine months and four for three months), outcome measures demonstrated no consistent pattern of response above the “noise” level.  In contrast, two of eight QR‑421a-treated patients (one each in the 50µg and 100µg dose cohorts) demonstrated benefit across multiple concordant outcome measures.

Responder 1: One of four treated patients in the low dose group was classified as a responder, with onset of action observed by the three-month visit. Benefit was maintained for six months or longer, which is consistent with the expected half-life of QR-421a in photoreceptors. This Usher syndrome patient was homozygous for USH2A exon 13 mutations and had moderate visual impairment at baseline (peripheral vision affected). Concordant benefit was observed across multiple relevant measures appropriate to the severity of the patient’s disease, including full field stimulus threshold test (FST) [deterioration by 5 dB in untreated eye, treated eye stable], dark adapted chromatic (DAC) perimetry [15 dB.steradian improvement in peripheral sensitivity in treated eye, <5 dB.steradian change in untreated eye], and optical coherence tomography (OCT) assessment of photoreceptor Ellipsoid Zone (EZ area). For FST and OCT, the contralateral, untreated eye demonstrated modest deterioration while the treated eye showed stabilization. For DAC perimetry the untreated eye was unchanged, whereas the treated eye demonstrated improvement.

Figure 1. Change in FST, EZ Area and DAC perimetry over Time in Responder 1

Responder 2: One of four treated patients in the mid dose group was classified as a responder with onset of action observed by three months. This non-syndromic RP patient was heterozygous for USH2A exon 13 mutations and had severe visual impairment at baseline (peripheral and central vision affected) with baseline best corrected visual acuity (BCVA) of 33 and 36 letters (approximate Snellen equivalent: 20/250 and 20/200) in the treated and untreated eye, respectively. Concordant benefit was observed across multiple relevant measures appropriate for the stage of disease including FST (improvement by 12 dB in treated eye, no improvement in untreated eye), DAC (up to 10 dB.steradian improvement in treated eye, with deterioration in the untreated eye), and BCVA (7 letter improvement from baseline of 33 letters, which is more than one line on the ETDRS eye chart, compared to no change in the untreated eye).

Figure 2. Change in FST, BCVA and DAC perimetry over Time in Responder 2

Next Steps in Clinical Development of QR-421a

Based on the safety profile and early evidence of efficacy observed to date, we plan to take advantage of the adaptive design, and expand the 100µg cohort with additional subjects who are homozygous for exon 13 mutations. Dose escalation to 200µg (“high dose”) is planned to occur in parallel. An interim analysis of dose- and gene copy-dependent safety and efficacy will be planned once all additional subjects have reached at least three months of treatment.

Preclinical Evidence for QR-421a

We have conducted in vitro and in vivo preclinical studies that support the clinical development of QR-421a:

•     QR-421a induced an in vitro concentration-dependent USH2A exon 13 skip in human retinal organoids (Figure 1);

•     Translation of ush2a ∆exon 13 mRNA into functional Ush2a protein, as confirmed by visualization of protein in the photoreceptors and ERG b-wave restoration in zebrafish model (Figure 2); and

•     QR-421a showed rapid clearance from vitreous with prolonged retention and activity in retina in non-human primates (Figure 3)

Figure 1. Concentration-Dependent Increase of USH2A Exon 13 Skip After One Month of Exposure to QR-421a in c.2299delG Homozygous Patient Retinal Organoids

Figure 2. Exon-13 splicing oligo restore ERG in exon-13 mutant fish

Figure 3. Pharmacokinetics in non-human primates

QR-1123 for Autosomal Dominant Retinitis Pigmentosa (adRP)

adRP Background

Retinitis pigmentosa (RP) is a group of hereditary retinal diseases in which patients first experience loss of night vision in childhood followed by loss of peripheral vision in young adulthood, and central vision in later life, which ultimately progresses to complete blindness. The worldwide prevalence of RP is about 1 in 4000 for a total of more than 1 million aﬀected individuals. The disease can be inherited as an autosomal-dominant (about 30–40% of cases), autosomal-recessive (50–60%), or X-linked (5–15%) trait.

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

adRP Genetics

Mutations in more than 25 genes can cause adRP, but mutations are most commonly found in the rhodopsin (RHO) gene, accounting for approximately 25% of adRP cases. The rhodopsin protein is a light sensitive pigment that is present in the rod photoreceptors in the retina. Rhodopsin, when exposed to light, undergoes conformational changes that are converted into an electrical signal which is sent to the brain where it is interpreted as vision. In the United States, the most prevalent mutation associated with adRP is the P23H mutation (also known as c.68C>A) in the RHO gene. The mutant P23H rhodopsin protein is misfolded and toxic to the rod photoreceptor cells causing loss of vision. Although some wild-type protein is being made, there is substantial evidence that the mutant P23H rhodopsin protein elicits a dominant-negative mechanism, such that it diminishes the function of the wild-type protein.

Representation of the P23H mutation causing adRP

Outer segment
Connecting cilium
Inner segment
Nucleus
RNA
DNA
DNA
protein
mRNA
Rhodopsin
Rhodopsin
Rhodopsin
Rhodopsin

Healthy people inherit two wild type copies of the rhodopsin gene

P23H mutant rhodopsin is misfolded and toxic, causing progressive loss of rods

Disease Prevalence and Diagnosis

In the United States the P23H mutation in the RHO gene is the most common mutation causing adRP and affects approximately 2,500 patients. The diagnosis of adRP is based on clinical symptoms and ophthalmologic evaluations. A genetic screening can determine what specific mutation is causing the disease.

Approaches for the Treatment of adRP

We believe QR-1123 is the only candidate in development for the treatment of patients with adRP caused by the P23H mutation. Disease management is currently supportive.

QR-1123 for adRP, mutant specific knock-down of P23H mRNA

QR-1123 for the Treatment of adRP

QR-1123, discovered by Ionis Pharmaceuticals and in-licensed by ProQR in 2018, is designed for the treatment of P23H adRP. QR-1123 is an allele-specific gapmer that aims to suppress the formation of the mutant protein by selectively targeting the mutant RNA and causing its destruction by RNase H1 cleavage without affecting the wild-type RNA. With reducing the mutant RNA, we believe the toxicity-induced loss of the photoreceptors and subsequent loss of vision can be stopped or potentially reversed.

Clinical Development of QR-1123

Currently a Phase 1/2 clinical trial, named Aurora, is ongoing in adults with adRP due to the P23H mutation. Aurora, or PQ-1123-001, is a first-in-human study that will initially include up to 35 adults with adRP due to the P23H mutation in the rhodopsin (RHO) gene. The trial will include single-dose escalation (open label) groups and multiple-dose escalation (double-masked) groups in which intravitreal injections of QR-1123 or sham procedures will be given in one eye. The objectives of the trial include evaluation of safety and tolerability. Efficacy as measured by improvement of visual function and retinal structure will be assessed through ophthalmic endpoints such as visual acuity, visual field and optical coherence tomography. The trial will be conducted at expert sites in North America.

Design of Phase 1/2 Aurora Study of QR-1123

Preclinical Evidence for QR-1123

In vitro and in vivo experiments have been performed to study the specificity of QR‑1123 for the P23H mutant RNA. In vivo experiments have been performed to study the effect of QR-1123 on retinal degradation and ERG measurements.

•	QR-1123 was observed to selectively target the human P23H mutant rhodopsin mRNA, whilst sparing the human wild-type mRNA in cell models (Figure 1, left panel).
•

In mice expressing wild-type RHO, no difference in RHO mRNA was observed between groups treated with QR-1123 or a control (Figure 1, right panel) while mutant P23H-RHO mRNA was reduced after a single QR-1123 injection in the eyes of transgenic mice expressing the mutant mRNA (Figure 1, center panel) confirming the specificity for the P23H allele.

•

A rat model of P23H adRP given QR-1123 surrogate had an improved scotopic a-wave response amplitude at all stimulus intensities (Figure 2, left panel). This improved ERG response was not observed in the control-treated eyes (Figure 2, left panel).

•

A single IVT administration of QR-1123 retarded the progressive retinal degeneration in a mouse model of P23H adRP (Figure 3, top panel). Importantly, the activity was observed throughout all regions of the retina (Figure 3, lower panel). This shows that QR-1123 has the capability to stop retinal degeneration and indicates that a mechanism based on inhibition of the formation of toxic mutant version of rhodopsin protein has the potential to improve a clinically relevant functional outcome in RP.

•

QR-1123 did not have a significant effect on wild-type RHO mRNA levels in cynomolgus monkey (Figure 4) suggesting that QR-1123 is specific to the P23H mutant RHO mRNA and does not affect the expression of WT RHO mRNA.

Figure 1: Transgenic mice expressing human P23H RHO treated with QR-1123 or a control; data are presented as percent of contralateral eye PBS-treated RNA level. Right Panel: Transgenic mice expressing human wild-type (WT) RHO treated with QR-1123 or a control; data are presented as percent of contralateral eye PBS-treated RNA level.

Figure 2: ONL preservation and ERG improvement after QR-1123 treatment. Left Panel: Representative retinal micrographs of P23H-1 rhodopsin transgenic rat eyes from the PBS or QR-1123 surrogate-treated eye 30 days post IVT injection. Right Panel: Improved ERG response in P23H-1 transgenic rats after a single QR-1123 surrogate treatment with IVT injections at P13 (A) or P14 (B), with ERG measurements made at P48. (A, B). Amplitude versus stimulus intensity curves for scotopic a-waves (circles). The scotopic a-waves of eyes injected with QR-1123 surrogate were signiﬁcantly greater than PBS-injected contralateral eyes while eyes treated with control were similar to those of PBS-injected contralateral eyes (t-test; *P < 0.05; **P < 0.01; ***P < 0.001; ****P < 0.0001). In the data points without apparent error bars, the error bars are obscured by the symbol.

Figure 3: Preservation of ONL in a Tg mouse model after treatment with QR-1123. Top panel: Depicted is a spider diagram of the outer nuclear layer measurements of the entire retina of eyes treated with either PBS (red line) or QR-1123 treated eyes (Green line). Lower Left panel: Average superior region ONL thickness at baseline and in PBS and QR-1123 treated mice. Lower Right panel: Average inferior region ONL thickness at baseline and in PBS and QR-1123 treated mice. Two-tailed t test; **p < 0.01, ****p<0.0001.

Cynomolgus monkey

Figure 4: Levels of monkey WT RHO mRNA were measured by qRT-PCR 14 days after IVT injections. The RHO levels of individual animals were normalized to CRX mRNA levels. Values are presented as % of mean of the vehicle group.

QR-504a for Fuchs Endothelial Corneal Dystrophy (FECD)

FECD Background

Fuchs endothelial corneal dystrophy (FECD) is a common age-related, degenerative disorder of the corneal endothelium. FECD leads to severely impaired endothelial cell function resulting in corneal edema, scarring, corneal clouding, and consequential vision loss. Repeated bullae (blister) formation is a major cause of pain in end stage FECD patients.

Representation of the TNR mutation causing FECD3

FECD Genetics

The inheritance pattern of FECD is primarily autosomal dominant and genetic and environmental modifiers such as age and gender are known to affect its prevalence. The genetic basis of the most prevalent form (FECD type 3) has been attributed to CTG TNR expansions in the TCF4 gene. TCF4 is a widely expressed gene, yet TNR expansion in TCF4 only causes disease in the corneal endothelium.

In FECD3, the TNR expansions are transcribed into aggregation-prone RNA molecules, which cause the formation of characteristic nuclear RNA foci. These foci sequester various proteins, such as the essential mRNA splicing factor MBNL1. This sequestration of MBNL1 causes widespread mis-splicing, eventually resulting in FECD3. The number of the TNR repeats has been shown to correlate positively with FECD3 disease severity.

Disease Prevalence and Diagnosis

FECD is a common disorder; it is estimated that FECD affects more than 4% of individuals over the age of 40 in the U.S., and similar prevalence is noted for other global regions. Trinucleotide repeat expansion in the third intron of TCF4 is strongly associated with FECD, and a repeat length >50 is highly specific for the disease. This group is known as FECD type 3 (FECD3). In the population of European descent, between 73 - 79% of FECD patients were reported to have one or more expanded copies of the CTG repeat expansion allele.

Clinical FECD diagnosis is based on confirmation of confluent central guttae by slit-lamp biomicroscopic examination and concomitant edema, scarring, and loss of vision.

Approaches for the Treatment of FECD

Currently no treatment options are available to address the underlying cause of FECD and disease management is aimed to reduce symptoms. The only effective therapy for late-stage FECD is corneal transplantation. The availability of donors, risk of rejection, and the inherent risk of an invasive procedure are some of the limitations of this procedure. A high unmet medical need exists in this sight-threatening condition. QR-504a is the only product in clinical development for the treatment of patients with FECD3 caused by TNR expansions in intron 3 of the TCF4 gene.

QR-504a for FECD3, TCF4 trinucleotide repeat expansion targeting

QR-504a for the Treatment of FECD3

The primary goal of the development plan for QR-504a is to provide a therapy to prevent or slow down the corneal degeneration in patients with FECD3. QR-504a is designed to target the intronic TNRs in the TCF4 transcript. The aim is to reduce aggregation and the formation of RNA foci in order to normalize the RNA splicing patterns, and prevent or halt corneal degeneration in patients with FECD3.

Clinical Development of QR-504a

We plan to advance the QR-504a program into a Phase 1 first-in-human clinical trial in late-stage disease patients in 2020. Study PQ-504a-001 is an open label, single-dose, dose escalation, exploratory study to evaluate safety, tolerability, and molecular biomarker(s), i.e., target engagement, in corneal endothelium following a single IVT injection of QR-504a in patients with FECD3 scheduled for corneal transplant with paralleled lens replacement, i.e., patients at an advanced stage of disease.

Preclinical Evidence for QR-504a

The effects of QR-504a have been studied in primary corneal endothelial cell (CEC) models developed using FECD patient tissue. These models recapitulate the pathology of FECD3, such as displaying RNA foci composed of TCF4 TNR expansions, which cause cellular toxicity by sequestration of certain essential mRNA splicing factors (e.g., MBNL1), and consequently mis-splicing of other mRNAs, all of which have been correlated to disease causation. In collaboration with Moorfields Eye Hospital and University College London, we are using these CEC models successfully to study and select suitable molecules for the development of a FECD therapy.

We have conducted in vitro and in vivo preclinical studies that support the clinical development of QR-504a:

•

Treatment with the QR-504a surrogate by transfecting CEC models did not only specifically and significantly reduce the nuclear RNA foci incidence, but also to led to desequestration of MBNL1 as well as the normalization of splicing toward a ‘non-FECD’ profile as observed in control cells.

•

RNA target engagement of QR-504a was confirmed when directly comparing it to the surrogate AON, as illustrated by the improved reduction of nuclear RNA foci in the FECD3 patient-derived CEC model (Error! Reference source not found.1).

•

IVT administration of AONs has been shown to result in corneal uptake into the corneal endothelial cells (the target site of pharmacological action for QR-504a) in mice. This was recently confirmed in an ocular biodistribution study in mice, where a single IVT injection of QR-504a showed superior corneal uptake compared to topical administration.

Reduced RNA Foci Incidence in FECD Patient-Derived CECs After Transient Transfection of QR-504a

Figure 1: Percentage of nuclei that contain RNA foci after treatment with either PBS (control), QR-504a-surrogate (QR-504) or QR-504a.

Beyond Ophthalmology

Beyond the programs in ophthalmology mentioned above, we have additional early stage programs in our pipeline targeting genetic diseases affecting the central nervous system with high unmet medical need.

QRX-704 for Huntington’s Disease

Huntington’s disease (HD) is an inherited progressive neurodegenerative disease and one of the most common genetic disorders. Symptoms include involuntary movements, incoordination, impaired speech, cognitive decline and depression. Patients with HD have a shortened life expectancy and there is currently no disease-modifying treatment available. The disease is caused by an expanded repeat of CAG nucleotides in the HTT gene, resulting in a mutated huntingtin protein that is cleaved into toxic fragments, which accumulate in nerve cells. QRX-704 is designed to modify HTT mRNA to prevent the formation of the toxic fragments, while the huntingtin protein remains functional. QRX-704 is currently in discovery stage.

QRX-1204 for CADASIL

Cerebral Autosomal Dominant Arteriopathy with Subcortical Infarcts and Leukoencephalopathy (CADASIL) is a dominantly inherited neurovascular disease characterized by strokes and dementia. There is currently no approved therapy for CADASIL. The disease is caused by mutations in the NOTCH3 gene that cause the protein to aggregate in the arteries and arterioles leading to arteriopathy. QRX-1204 is designed to remove the mutated exon from the mRNA thereby preventing aggregation while maintaining the signaling function of the protein. QRX-1204 is currently in the lead optimization phase.

Partially Owned Subsidiary Companies

As we focus our operation on the development of RNA medicines for inherited retinal diseases, we have spun-off non-core activities in separate companies that operate independently and are funded externally.

Wings Therapeutics is conducting clinical trials with QR-313 in patients who suffer from dystrophic epidermolysis bullosa. ProQR has a minority ownership in this company and has milestone and royalty rights on the programs. Wings Therapeutics is operated out of Berkeley, California. More information can be found on www.wings-tx.com.

Amylon Therapeutics is focused on the development of medicines for CNS diseases, with a primary focus on HCHWA-D, a genetic form of stroke. ProQR has a majority ownership in the company and has milestone and royalty rights on the programs. Amylon Therapeutics is operated out of Cambridge, Massachusetts. More information can be found on www.amylon-tx.com.

Human Resources

As we believe in passion and commitment, we have built a strong team of 160 ProQRians from all walks of life and around 35 different nationalities, who are up to the challenge and committed to make a difference to the patients we serve. We actively create a caring atmosphere filled with fun and joy, in which we love to work and maintain productive and happy lives. At ProQR we foster empowerment, self-development, creativity and a sense of community.

As an employer, we are a true believer in the value of a workforce in which people from diverse backgrounds are encouraged to develop themselves both personally and professionally. This is reflected in our equal gender balanced leadership team and broader workforce. We believe that happy and energized people, working well together in an environment in which they thrive, will do phenomenal and awesome things.

We are committed to ensure that no employee, candidate or job applicant receives less favorable treatment on the grounds of race, age, disability, pregnancy, religion, gender identity and expression, sexual orientation, marriage or civil partnership status. At ProQR we want to create an inclusive culture where everyone can be valued for who they are and in which individual differences and the contributions in all forms are recognized and valued.

Animal Welfare

It is required by regulatory authorities to demonstrate the safety and, if possible, efficacy of a new drug in animals, before it can be tested in humans. The welfare of animals in our preclinical studies is of great importance to ProQR for reasons of ethics, quality, reliability and applicability of scientific studies. To assure high quality (scientific) research, animal welfare is essential. By actively pursuing the 3R principles (Reduce, Refine and Replace), ProQR is committed to reduce the number of animals needed, minimize discomfort and pain of animals used, and use alternatives to animal research whenever possible.

Animal experiments will be performed only if there are no alternatives such as performing in silico, in-vitro or ex-vivo studies. Study designs will be evaluated with the aim to identify opportunities to reduce the number of animals needed to achieve the objectives of the study. By conducting small pilot (tolerability) studies and by using innovative new technologies and modeling approaches, ProQR further pursues the ambition to reduce, refine and replace animal studies. Approval by the (institutional or national) animal care and use committees is required prior the execution of in vivo studies.

External collaborators contracted for the execution of our in-vivo preclinical studies (contract research organizations, CROs) are selected based on their expertise, quality and accreditations for laboratory animal care and welfare. CRO facilities are audited by ProQR prior contracting to ensure that the housing, husbandry and animal welfare complies with the highest international standards. Personnel responsible for housing, husbandry and care of the animals must have received adequate and relevant documented education.

In 2015 ProQR became part of an interdisciplinary consortium with Utrecht University (Faculty of Veterinary medicine and Ethics Institute), Radboud University (Medical Center, SYRCLE) and another private company, partly financed by

The Netherlands Organization for Scientific Research, Responsible Innovation grant. The project proposes a more integrated approach towards innovation in the field of animal testing and focuses on translational strategies. ProQR is involved in the work package that aims to deliver step stones for practical guidelines to build robust translational strategies, to design innovative experiments (including animal models) with the aim to develop treatments for rare genetic diseases.

Manufacturing and Supply

We do not currently own or operate manufacturing facilities to produce clinical or commercial quantities of any of our product candidates. We currently contract with drug product manufacturers for the production of sepofarsen solution for intravitreal injection, QR-421a solution for intravitreal injection, QR-1123 for intravitreal injection and QR-504a for intravitreal injection, and we expect to continue to do so to meet the planned clinical requirements of our product candidates.

Currently, each of our active ingredients for our manufacturing activities are supplied by single source suppliers. We have agreements for the supply of such active ingredients with manufacturers that we believe have sufficient capacity to meet our demands. In addition, we believe that adequate alternative sources for such supplies exist. We typically order clinical supplies and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements. We have a commercial supply agreement in place for the manufacturing of the active ingredient in sepofarsen.  This agreement took effect in July 2019 to cover the process qualification activities, and will remain effective until ten years after the date of first commercial sale of sepofarsen. The termination may be terminated earlier by either party in case of a material breach of the agreement, or by us in case (i) the product or the development thereof is discontinued, (ii) of insufficient supplies of the product, or (iii) of a refusal to implement changes required by regulatory authorities. During the first five years after the first commercial sale, we shall be required to exclusively order our demand of sepofarsen under this agreement, and thereafter only half the demand. Every half year, we shall submit 36 months forecasts of which the first 12 months are a binding take or pay commitment.

We also have clinical manufacturing processes developed at a back-up GMP manufacturer. Manufacturing is subject to extensive regulations that impose various procedural and documentation requirements, which govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance, amongst others. The contract manufacturing organizations we use manufacture our product candidates under cGMP conditions. cGMP is a regulatory standard for the production of pharmaceuticals that will be used in humans.

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

Our competitors are working on similar technologies in the field of RNA repair and RNA editing, but also in the field of gene editing and gene therapy as well as other types of therapies, such as small molecules, protein replacement or antibodies. The industry targeting hereditary ophthalmology indications is driven by gene therapy, gene editing, and other approaches.

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

Patent Rights

We have been building and will continue to build our patent portfolio. Where possible, we pursue or plan to pursue multi-tiered patent protection for our technology platforms and our product candidates as well as their manufacture, formulation and use. In addition to the United States, we file, and plan to file, patent applications in various countries and regions where we think such filings are likely to be cost effective.

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

Patent Rights Relating to Our LCA Program

With regard to our LCA Program and our lead candidate in the LCA space, sepofarsen, we entered into an exclusive license agreement with the Radboud University Medical Center, Nijmegen, the Netherlands in April 2014 to obtain rights in a patent family with composition of matters claims directed to antisense oligonucleotides for treating LCA and method of use claims relating to modulation of the splicing of the CEP290 gene product. Patents were granted in Europe (EP 2753694 B1), in the U.S. (US 9,771,580 and US 10,167,470), in Australia (AU 2012305053), and in Eurasia (EA 033653),, and applications are currently pending in the U.S. (continuation application) as well as Brazil and Canada. The term of any patents resulting from these applications would be expected to extend to at least 2032. Furthermore, we entered into an exclusive license agreement with Inserm Transfert SA and Assistance-Publique-Hôpiteaux de Paris (AP-HP), Paris, France in January 2018 to obtain rights in a patent family with composition of matters claims directed to antisense oligonucleotides for treating LCA and method of treatment claims relating to modulation of the splicing of the CEP290 gene product. Patents were granted in the U.S. (US 9,012,425; US 9,487,782; US 9,777,272) and in Europe (EP 2718437 B1) and applications are currently pending in the U.S. (continuation application) and Europe (divisional application). The term of any patents resulting from these applications would be expected to extend to at least 2032.

To further strengthen our position on sepofarsen, we filed our own international patent application in February 2016 to obtain intellectual property rights to a variety of improved antisense oligonucleotides, including sepofarsen, and the use thereof in the treatment of LCA. Patents were granted in South Africa (ZA 2017/05331) and the U.S. (US 10,421,963) and applications are currently pending in the U.S. (continuation application), Europe, Australia, Brazil, Canada, China, Eurasia, India, Israel, Japan, South Korea, Mexico, and New Zealand. The term of any patents resulting from these applications would be expected to extend to at least 2036.

Patent Rights Relating to Our Usher Program

With regard to our Usher Program and our lead candidates in the Usher space, QR-411 and QR-421a, we entered into an exclusive license agreement with the Radboud University Medical Center, Nijmegen, the Netherlands in June 2015 to obtain rights in a patent family with composition of matters claims directed to antisense oligonucleotides for treating Usher syndrome type II and method of use claims relating to modulation of the splicing of the USH2A gene product. A patent was granted in the U.S. (US 10,131,910) and applications are currently pending in the U.S. (continuation application) as well as Europe, Canada, Australia, and Israel. The term of any patents resulting from these applications would be expected to extend to at least 2035.

To further strengthen our position on the lead candidates QR-411 and QR-421a, we filed two international patent applications in April 2017 and September 2017, respectively. Both applications were continued in the U.S. and Europe and several other countries. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2037.

Patent Rights Relating to Our Axiomer Program

With regard to our Axiomer program, we filed several national and international patent applications from 2014 to 2019, several of which were continued in national and regional patent applications after the respective international phases. The term of any patents resulting from these applications, if issued, would be expected to extend to at least from 2035 to 2040.

Patent Rights Relating to Our Autosomal Dominant Retinitis Pigmentosa Program

On October 26, 2018, we and Ionis Pharmaceuticals, Inc. entered into a License Agreement, pursuant to which Ionis granted us an exclusive, worldwide, royalty-bearing license to us to develop and commercialize certain pharmaceutical products, including the product designated by Ionis as IONIS-RHO-2.5Rx, which has been re-designated by us as QR-1123, for the prevention or treatment of autosomal dominant retinitis pigmentosa, or adRP, in humans, including patient screening. Ionis also granted to the Company certain sub-license rights. Ionis licensed us non-exclusive rights under a range of technology and manufacturing patent families, as well as an exclusive right to one patent family related to QR-1123. The product patent family contains a granted patent in the U.S. (US 10,426,789) and pending applications in the U.S. (continuation application), Europe, Brazil, Canada, Israel, India, Mexico, and New Zealand.

Trade Secrets

In addition to patent protection, we rely on trade secrets and know-how to develop and maintain our competitive position. Trade secrets and know-how can be difficult to protect. Nevertheless, we seek to protect our trade secrets and know-how via, among other things, confidentiality and invention assignment agreements with our employees and consultants. We also seek to preserve the confidentiality of our trade secrets and know-how by implementing and maintaining security of our premises and information and limiting access to our trade secrets and know-how.

License Agreement with Radboud for LCA

In April 2014 we entered into a Patent License Agreement with Radboud University Medical Center, or Radboud, in the field of antisense oligonucleotide-based therapy for Leber’s Congenital Amaurosis, or LCA. Under the terms of this license agreement, we have an exclusive, world-wide royalty-bearing license under certain Radboud patent rights to develop, make, have made, use, sell offer for sale and import of certain licensed products of Radboud for use in all prophylactic and therapeutic uses in the field of LCA. Pursuant to the terms of the license agreement, we are obligated to pay Radboud net-sales-related royalties which shall be determined on a product-by-product and country-by-country basis. If we are required to pay any third-party royalties, we may deduct that amount from that which is owed to Radboud. Radboud shall provide human resources, materials, facilities and equipment that are necessary for preclinical and clinical trials and if we do not purchase such trial facilities from Radboud, we are required to pay an increased net-sales-related royalty. In our sole discretion, we may elect to convert our obligation to pay net-sales-related royalties into one of the two lump-sum royalty options depending on whether we elect to convert prior to or after regulatory approval has been filed.

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

License Agreement with Radboud for Usher syndrome

In June 2015, we entered into another license agreement with Radboud University Medical Center, or Radboud. Under the terms of this license agreement, we have an exclusive, world-wide royalty-bearing license under certain Radboud patent rights to develop, make, have made, use, sell offer for sale and import of certain licensed products of Radboud for use in all prophylactic and therapeutic uses in the field of Usher syndrome. Pursuant to the terms of the license agreement, we are obligated to pay Radboud net-sales-related royalties which shall be determined on a product-by-product and country-by-country basis. If we are required to pay any third-party royalties, we may deduct that amount from that which is owed to Radboud. Radboud shall provide human resources, materials, facilities and equipment that are necessary for preclinical and clinical trials and if we do not purchase such trial facilities from Radboud, we are required to pay an increased net-sales-related royalty. In our sole discretion, we may elect to convert our obligation to pay net-sales-related royalties into one of the two lump-sum royalty options depending on whether we elect to convert prior to or after regulatory approval has been filed.

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

License Agreement with Inserm Transfert SA for LCA

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

License Agreement with Ionis Pharmaceuticals, Inc. for adRP

In October 2018, we entered into a license agreement with Ionis Pharmaceuticals, Inc. Under the License Agreement, we are required to make an upfront payment of an aggregate of up to $ 6.0 million in installments, and certain payments up to an aggregate of $ 20.0 million upon the satisfaction of certain development and sales milestones. In addition, Ionis is entitled to royalty payments in the double digits of aggregate annual net sales, subject to minimum sales in certain circumstances, and subject to reduced rates in certain circumstances. The royalty term lasts on a product-by-product and country-by-country basis, until the later of the expiration of the patent rights licensed to us and the expiration of regulatory-based exclusivity for such product in such country. The License Agreement may also be terminated by either party based upon certain uncured material breach by, or insolvency of, the other party, or by us at any time with advanced notice.

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

In February 2019, we entered into an agreement with the University of Rochester, New York, which gives us a world-wide, exclusive, royalty-bearing, sublicensable license in the field of antisense oligonucleotides for use in nucleotide specific RNA editing through pseudouridylation, under certain patent rights of University of Rochester. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to the Axiomer/pseudouridylation program.

In May 2012, we entered into a license agreement with MGH, under which agreement we have an exclusive, royalty-bearing license under certain MGH patent rights to make, use and sell any product or process that is covered by the licensed patent rights for use in all therapeutic indications in the field of cystic fibrosis. The license is sub-licensable, contains certain diligence obligations and provides for milestone and royalties payments towards MGH.

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

•     manufacture of the drug product in accordance with current Good Manufacturing Practice, or GMP, regulations;

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

The testing and approval process require substantial time, effort and financial resources and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Once a pharmaceutical product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity, formulation and stability, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, to the FDA as part of the IND. The sponsor must also include a protocol detailing, among other things, the objectives of the initial clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the initial clinical trial lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions related to a proposed clinical trial and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns or non-compliance and may be imposed on all drug products within a certain class of drugs. The FDA also can impose partial clinical holds, for example, prohibiting the initiation of clinical trials of a certain duration or for a certain dose.

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

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

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

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA for a new drug, requesting approval to market the product. The submission of an NDA is subject to the payment of a substantial user fee; a waiver of such fee may be obtained under certain limited circumstances. For example, the agency will waive the application fee for the first human drug application that a small business or its affiliate submits for review. The sponsor of an approved NDA is also subject to an annual prescription drug product program fee.

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

The approval process is lengthy and difficult, and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA will issue a complete response letter if the agency decides not to approve the NDA in its present form. The complete response letter usually describes all of the specific deficiencies that the FDA identified in the NDA that must be satisfactorily addressed before it can be approved. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application or request an opportunity for a hearing.

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

Rare Pediatric Disease Priority Review Voucher

The FDA may grant rare pediatric disease designation for indications in the treatment or prevention of a rare disease or condition that affects fewer than 200,000 individuals in the United States and that is a serious or life-threatening disease that primarily affects individuals aged from birth to 18 years, including age groups often called neonates, infants, children and adolescents. Under the FDCA, a sponsor who receives approval of an NDA for a product that is for the prevention or treatment of a rare pediatric disease and meets certain additional criteria, may qualify for a rare pediatric disease priority review voucher, or PRV. A PRV can be redeemed to receive priority review under an expedited timeframe for a subsequent marketing application for a different product. A PRV may also be sold or transferred from the initial sponsor to another sponsor and may be further transferred any number of times before it is used. Pursuant to the 21st Century Cures Act, FDA’s authority to award rare pediatric disease PRVs has been extended until 2020 and until 2022 for products that receive rare pediatric disease designation by 2020.

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

European Union Drug Review Approval

In the European Economic Area, or EEA (which is comprised, as of January 31, 2020, of the 27 Member States of the European Union plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations: the Community MA, which is issued by the European Commission through the Centralized Procedure based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, a body of the EMA, and which is valid throughout the entire territory of the EEA; and the National MA, which is issued by the competent authorities of the Member States of the EEA and only authorized marketing in that Member State’s national territory and not the EEA as a whole.

The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines, and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto- immune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or for products which are in the interest of public health in the European Union. The National MA is for products not falling within the mandatory scope of the Centralized Procedure. In general, there are three alternative routes to authorize medicinal products at a national level in the European Union:

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

Clinical Trials

As is the case in the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. The Clinical Trials Directive 2001/20/EC, as amended, (and which will be replaced by Regulation (EU) No 536/2014) provides a system for the approval of clinical trials in the European Union via implementation through national legislation of the Member States. Under this system, approval of the clinical trial application must be obtained from the competent national authorities of the European Union Member States in which the clinical trial is to be conducted. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion. The clinical trial application, which must be supported by an investigational medicinal product dossier with supporting information prescribed by the Clinical Trials Directive and corresponding national laws of the Member States and further detailed in applicable guidance documents. The sponsor of a clinical trial, or its legal representative, must be based in the European Economic Area. European regulators and ethics committees also require the submission of adverse event reports during a trial and a copy of the final study report.

In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It is expected that the new Clinical Trials Regulation will come into effect in 2020. It will overhaul the current system of approvals for clinical trials in the European Union. Specifically, the new regulation, which will be directly applicable in all Member States (meaning that no national implementing legislation in each Member State is required), aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure using a single entry point and strictly defined deadlines for the assessment of clinical trial applications.

PRIME Designation

PRIME is a voluntary scheme launched by the EMA to enhance support for the development of medicines that target an unmet medical need. The scheme focuses on medicines that may offer a major therapeutic advantage over existing treatments, or benefit patients without treatment options. These medicines are considered priority medicines by EMA. The scheme is open to medicines under development and for which the applicant intends to apply for an initial marketing authorization application through the Centralized Procedure. This scheme is based on enhanced interaction and early dialogue with developers of promising medicines, to optimize development plans and speed up evaluation to enable accelerated assessment of medicines applications. Medicines under the PRIME scheme can expect to be eligible for accelerated assessment at the time of application for a marketing authorization. Where, during the course of development, a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn.

Acceptance into the PRIME scheme is based on the medicine’s demonstration of potential to benefit patients with unmet medical needs based on early clinical data. Applicants from the academic sector and micro-, small- and medium-sized enterprises (SMEs) can apply earlier on the basis of compelling non-clinical data and tolerability data from initial clinical trials.

Once a candidate medicine has been selected for PRIME, the EMA will:

•     appoint a rapporteur from the Committee for Medicinal Products for Human Use  (CHMP) or from the Committee on Advanced Therapies (CAT) in the case of an advanced therapy to provide continuous support and help to build knowledge ahead of a marketing-authorization application;

•     organize a kick-off meeting with the CHMP/CAT rapporteur and a multidisciplinary group of experts, so that they provide guidance on the overall development plan and regulatory strategy;

•     assign a dedicated contact point;

•     provide scientific advice at key development milestones, involving additional stakeholders such as health-technology-assessment bodies, to facilitate quicker access for patients to the new medicine; and

•     confirm potential for accelerated assessment at the time of an application for marketing authorization.

Marketing Approval

Marketing approvals under the European Union regulatory system may be obtained through a centralized or decentralized procedure. The Centralized Procedure results in the grant of a single marketing authorization that is valid for all—currently 27—European Union Member States. The centralized procedure will continue to apply to the United Kingdom for a transition period following Brexit, which is currently scheduled to run until 31 December 2020. However, after that transition period it is not clear whether the Centralized Procedure will continue to apply to the United Kingdom (although marketing approvals already granted under the Centralized Procedure will continue to apply in the United Kingdom).

Pursuant to Regulation (EC) No. 726/2004, as amended, the Centralized Procedure is mandatory for certain drugs, including drugs designated as orphan drugs pursuant to Regulation (EC) No. 141/2000. The CHMP also has the discretion to permit other products to use the Centralized Procedure if it considers them sufficiently innovative or they contain a new active substance. Given that sepofarsen and QR-421a have been granted orphan designation in the EU, they qualify, at the present time, for the Centralized Procedure.

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

The maximum timeframe for the evaluation of an MAA by the CHMP under the Centralized Procedure is 210 days after receipt of a valid application. , excluding clock stops where additional information or written or oral explanation is to be provided by the applicant in response to the questions of the CHMP.  Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 201 days. When an application is submitted for a marketing authorization in respect of a drug which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure. If the CHMP accepts such request, the timeframe of 210 days for assessment will be reduced to 150 days (excluding clock stops) but it is possible that the CHMP can revert to the standard time-limit for the Centralized Procedure if it considers that the application is no longer appropriate to conduct an accelerated assessment.

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

European Union legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No. 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of ten years of orphan market exclusivity—see also “—Orphan Drug Regulation”. Depending upon the timing and duration of the EU marketing authorization process, products may be eligible for up to five years’ supplementary protection certification, or SPC, pursuant to Regulation (EC) No. 469/2009. Such SPCs extend the rights under the basic patent for the drug.

Additional rules apply to medicinal products for pediatric use under Regulation (EC) No. 1901/2006. Potential incentives include a six-month extension of any supplementary protection certificate granted pursuant to Regulation (EC) No. 469/2009, however not in cases in which the relevant product is designated as orphan medicinal products pursuant to Regulation (EC) No. 141/2000, as amended. Instead, medicinal products designated as orphan medicinal product that qualify for additional protections under Regulation (EC) No. 1901/2006 may enjoy an extension of the ten-year market exclusivity period granted under Regulation (EC) No. 141/2000 to twelve years subject to the conditions applicable to orphan drugs.

Orphan Drug Regulation

In the European Union, Regulation (EC) No. 141/2000, as amended, states that a drug will be designated as an orphan drug if its sponsor can establish:

•     that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the Community when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and

•     that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the drug will be of significant benefit to those affected by that condition compared to products available for the condition.

Regulation (EC) No. 847/2000 sets out further provisions for implementation of the criteria for designation of a drug as an orphan drug. An application for the designation of a drug as an orphan drug must be submitted at any stage of development of the drug before filing of a marketing authorization application. Orphan drug designations have been granted by the European Commission to sepofarsen (EU/3/16/1641) QR-421a (EU/3/18/1973), and QR-411 (EU/3/17/1853).

If a European Union-wide community marketing authorization in respect of an orphan drug is granted pursuant to Regulation (EC) No. 726/2004 or if all the European Union Member States have granted marketing authorizations in accordance with the procedures for mutual recognition, the European Union and the Member States will not, for a period of ten years, accept another application for a marketing authorization, or grant a marketing authorization or accept an application to extend an existing marketing authorization, for the same therapeutic indication, in respect of a “similar medicinal product”. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. This ten year period may however be reduced to six years if, at the end of the fifth year, it is established, with respect to the drug concerned, that the criteria for orphan drug designation are no longer met, for example when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity. Notwithstanding the foregoing, a marketing authorization may be granted, for the same therapeutic indication, to a similar drug if:

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

Regulation (EC) No. 847/2000 lays down definitions of the concept of ‘clinical superiority’. Other incentives available to orphan drugs in the European Union include financial incentives such as a reduction of fees or fee waivers and protocol assistance. Orphan drug designation does not shorten the duration of the regulatory review and approval process.

Manufacturing and Manufacturers’ License

Pursuant to Directive 2003/94/EC, as transposed into the national laws of the Member States, the manufacturing of investigational medicinal products and approved drugs is subject to a separate manufacturer’s license and must be conducted in strict compliance with cGMP requirements, which mandate the methods, facilities, and controls used in manufacturing, processing, and packing of drugs to assure their safety and identity. Manufacturers must have at least one qualified person permanently and continuously at their disposal in the European Union. The qualified person is ultimately responsible for certifying that each batch of finished product released onto the market has been manufactured in accordance with cGMP and the specifications set out in the marketing authorization or investigational medicinal product dossier. cGMP requirements are enforced through mandatory registration of facilities and inspections of those facilities. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

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

C. Organizational structure

At December 31, 2019, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

•	ProQR Therapeutics Holding B.V. (the Netherlands, 100%);
•	ProQR Therapeutics I B.V. (the Netherlands, 100%);
•	ProQR Therapeutics II B.V. (the Netherlands, 100%);
•	ProQR Therapeutics III B.V. (the Netherlands, 100%);
•	ProQR Therapeutics IV B.V. (the Netherlands, 100%);
•	ProQR Therapeutics VI B.V. (the Netherlands, 100%);
•	ProQR Therapeutics VII B.V. (the Netherlands, 100%);
•	ProQR Therapeutics VIII B.V. (the Netherlands, 100%);
•	ProQR Therapeutics IX B.V. (the Netherlands, 100%);
•	ProQR Therapeutics I Inc. (United States, 100%);
•	Amylon Therapeutics B.V. (the Netherlands, 80%);
•	Amylon Therapeutics, Inc. (Unites States, a 100% subsidiary of Amylon Therapeutics B.V.).

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (“ESOP Foundation”) and has full control over this entity. ProQR Therapeutics Holding B.V. holds a 20% minority shareholding in Wings Therapeutics Inc.

D. Property, plants and equipment

The Company leases office and laboratory facilities of 2,960 square meters at Zernikedreef in Leiden, the Netherlands, where our headquarters and our laboratories are located. The current lease agreement for these facilities terminates on June 30, 2020. A renewed lease agreement is in place for a 10-year period starting on July 1, 2020, which may be renewed for subsequent 5-year terms. This new lease agreement will increase the number of square meters leased to 4,772.  In May 2018, we entered into an agreement to lease office space in the United States, at CIC Cambridge. The office space currently measures 60 square meters and is located at 245 Main Street, Cambridge, MA 02142. We believe that our existing facilities are adequate to meet current needs and that suitable alternative spaces will be available in the future on commercially reasonable terms.

Item 4A: Unresolved staff comments

Not applicable.

Item 5: Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations together with the information under Item 3.A: “Selected financial data” and our audited financial statements, including the notes thereto, included elsewhere in this annual report. The following discussion is based on our financial statements prepared in accordance with International Financial Reporting Standards  (IFRS) as issued by the International Accounting Standards Board  (IASB) which might differ in material respects from generally accepted accounting principles in the United States. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under Item 3.D: “Risk factors”.

A. Operating results

Overview

To date, we have financed our operations primarily through our initial public and follow-on offerings,  our ATM facility and private placements of equity securities, and to a lesser extent from funding from governmental bodies and patient organizations, including Cystic Fibrosis Foundation Therapeutics, Inc.  (CFFT) a subsidiary of the Cystic Fibrosis Foundation, Foundation Fighting Blindness  (FFB), Netherlands Enterprise Agency (RVO), and EB Research Partnership  (EBRP).

In October 2019, the Company consummated an underwritten public offering of 10,454,545 ordinary shares at an issue price of $ 5.50 per share. The gross proceeds from this offering amounted to € 51,597,000 while the transaction costs amounted to € 3,047,000, resulting in net proceeds of € 48,550,000.

In December 2019, the Company issued 371,306 shares in the aggregate amount of $ 3,501,000, at $ 9.43 (€ 8.51) per share to Ionis Pharmaceuticals, Inc. Under the terms of the agreement, the second installment of the upfront payment in ordinary shares to the Company’s common stock was made to Ionis upon the dosing of the first patient in the phase 1/2 Aurora clinical trial for QR-1123. The first installment of the upfront payment in ordinary shares to its common stock was made to Ionis upon signing the worldwide license agreement in November 2018. The Company was granted an exclusive worldwide license to QR-1123 and relevant patents. The Company will also make future milestone payments, certain of which will be made in equity and others in cash or equity at the company’s discretion, and royalties on net sales of 20% through the royalty term.

At December 31, 2019, we had cash and cash equivalents of € 111,950,000. To date, we have not generated any revenues from royalties or product sales. Based on our current plans, we do not expect to generate royalty or product revenues for the foreseeable future.

We have generated losses since our inception in February 2012. For the years ended December 31, 2019,  2018 and 2017, we incurred net losses of € 56,746,000, € 37,086,000 and € 43,675,000, respectively. At December 31, 2019, we had an accumulated deficit of € 211,746,000. We expect to continue incurring losses for the foreseeable future as we continue our preclinical studies of our product candidates, continue clinical development of our product candidates  sepofarsen, QR-421a and QR‑1123, advance QR-504a into clinical development, increase investments in our other research programs, apply for marketing approval of our product candidates and, if approved, build a sales and marketing infrastructure for the commercialization of our product candidates.

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

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2019 that had a material impact on our financial position, except for IFRS 16 Leases.

IFRS 16 Leases

IFRS 16 Leases specifies how a company recognizes, measures, presents and discloses leases. The Company has implemented IFRS 16 on January 1, 2019 by applying the modified retrospective method, meaning that the 2018 comparative numbers in the current year financial statements are not restated. Under this standard, all lease contracts are recognized on the Company’s balance sheet, except for short-term and low value leases.

Upon implementation of IFRS 16, the Company recognized a lease liability and a corresponding right-of-use asset of € 2,359,000.  Because the interest rate implicit in the lease could not be readily determined, future lease payments were discounted using the Company’s incremental borrowing rate on the initial application date to determine the lease liability. The weighted average incremental borrowing rate applied is 4.3%. The carrying amounts of the lease liability and right-of-use asset at December 31, 2019 are € 508,000 and € 606,000, respectively.

In the income statement, lease expenditures previously recognized in operating expenses have been replaced by depreciation and interest expenses. In 2019, depreciation expenses on the right-of-use asset amounted to € 1,187,000 and interest expenses on the lease liability amounted to € 48,000.  Under IFRS 16, total expenses resulting from lease contracts can be higher in the earlier years of a lease and lower in the later years, because the interest component of total expenses typically decreases over time.

The main impact on the statement of cash flows is an increase in cash flows from operating activities, since the repayments of the principal part of the lease liability are classified in the net cash flow from financing activities. This effect amounts to € 1,261,000 in 2019.

The Company applied the following practical expedients upon implementation of the new standard:

•	Applied the short-term lease exemption, meaning that leases with a duration of less than one year are expensed in the income statement on a straight-line basis.
•	Applied the low value lease exemption, meaning that leased assets with an individual value of $ 5,000 or less if bought new are expensed in the income statement on a straight-line basis.

•	Applied the option to include non-lease components in the lease liability.

Furthermore, we used the transition option to measure the right-of-use asset based on the recognized lease liability.

Reconciliation of the prior year operating lease commitment to the opening balance sheet

At December 31, 2018, the Company reported a commitment for future minimum lease payments under non-cancellable operating leases of € 2,466,000. The lease liability recognized upon implementation of IFRS 16 on January 1, 2019 amounted to € 2,359,000. The difference of € 107,000 is caused by the effect of discounting future lease payments to determine the lease liability.

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning on after January 1, 2020 and have not been applied in preparing these consolidated financial statements. None of these are expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions. The Group does not plan to adopt these standards early.

JOBS Act and Foreign Private Issuer Exemptions

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As of 2019, ProQR no longer qualifies as an emerging growth company,  as we reached the maximum term of five years. As such, the Company can no longer apply the  exemptions as of 2019 relating to not providing an auditor attestation report on our system of internal control over financial reporting.

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

Financial Operations Overview

Other Income

Other income is incidental by nature and mainly consists of grant income from government-related organizations and charities. (Government) Grants are recognized in other income in the same period in which the related R&D costs are recognized.

Research and Development Costs

Research and development expenses consist principally of:

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

The research and development costs relating to our product candidate, sepofarsen, primarily consist of salaries and costs paid to CROs for toxicology and clinical studies, including statistical analyses, and manufacturing of process performance qualification batches. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities.

•	QR‑421a for the treatment of Usher syndrome

The research and development costs relating to our product candidate, QR‑421a, primarily consist of salaries,  costs paid to CROs for managing the clinical study, costs for statistical analyses and costs for toxicology studies. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities.

•	QR-1123 for the treatment of autosomal dominant Retinitis Pigmentosa

The research and development costs relating to our product candidate, QR-1123, primarily consist of salaries and costs paid to CROs for our clinical study Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities.

•	Other development programs

Other research and development expenses mainly relate to QR-504a and our innovation unit, which is our internal discovery engine. Our innovation unit has been active in building a pipeline based upon our toolbox of RNA technologies that we have in-licensed or developed in-house. These expenses primarily consist of salaries, costs for production of the preclinical compounds and costs paid to CROs for our preclinical studies.

For the years ended December 31, 2019, 2018 and 2017, we incurred expenses of € 46,491,000, € 29,514,000 € 31,153,000, respectively, on research and development.

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. Research and development expenses are expected to moderately increase as we initiate and continue clinical trials for sepofarsen,  QR-421a and QR-1123, and advance QR-504a and any other product candidate in preclinical studies. In addition, the COVID-19 outbreak has resulted in the delay of all of our ongoing and scheduled trials, including our ongoing pivotal trial of sepofarsen for LCA10. While we are implementing mitigation procedures designed to enable us to resume our development activities when the disruption resolves, there can be no assurance that these procedures will be successful or that we can avoid a material and adverse disruption to our business.

Any disruption in our development activities may substantially increase our costs in conducting such activities, including as a result of resuming research and development efforts.

The successful development of our product candidates is highly uncertain. At this time we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress and expense of our research and development activities;
•	clinical trials and early-stage results;
•	the terms and timing of regulatory approvals;
•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
•	the ability to market, commercialize and achieve market acceptance for sepofarsen, QR-421a, QR-1123, QR-504a or any other product candidate that we may develop in the future.

Any of these variables with respect to the development of sepofarsen,  QR-421a, QR-1123,  QR-504a, or any other product candidate that we may develop could result in a significant change in the costs and timing associated with the development of such product candidate. For example, if the FDA, EMA or other regulatory authority were to require us to conduct preclinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs.

General and Administrative Costs

Our general and administrative expenses consist principally of:

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

Since our IPO in September 2014 we have incurred additional costs associated with operating as a public company. These public company-related expenses include costs of additional personnel, additional legal fees, accounting and audit fees, managing directors’ and supervisory directors’ liability insurance premiums and costs related to investor relations. We expect that our general and administrative expenses will remain fairly stable in upcoming years.

Share-Based Compensation

Share-based compensation reflects the costs of our equity-settled, share option plan, which are measured at the fair value of the options at the grant date, and which are spread in line with each of the separate vesting tranches of the applicable vesting period of the options involved. The share-based compensation is recognized in the income statement, with a corresponding entry to the equity-settled employee benefits reserve, which is part of equity. We expect that our share-based compensation costs will increase in the future as the number of outstanding options increases. See note 12(d) to the financial statements included elsewhere in this annual report for additional information on share-based compensation.

Finance Income

To date, our cash and cash equivalents have been deposited primarily in savings and short-term deposit accounts. Savings and deposit accounts generated  a limited amount of interest income. In 2019, 2018 and 2017 we held deposits in US dollars.

Income tax

Due to the operating losses incurred since inception the Company has no income tax provisions as of December 31, 2019, except for the income tax provision for our US subsidiary. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have not yet recognized any deferred tax asset related to operating losses. Also, no other transactions have occurred that would lead to a deferred tax position.

Results of Operations

Comparison of the periods ended December 31, 2019 and 2018

The following table sets forth our results of operations for the periods indicated.

	Year ended December 31,
	2019	2018	Change
	(€ in thousands)

Other income	1,933	5,761	(3,828)
Research and development costs	(46,491)	(29,514)	(16,977)
General and administrative costs	(12,887)	(12,540)	(347)
Operating result	(57,445)	(36,293)	(21,152)
Finance income and expense	402	(792)	1,194
Results related to associates	429	—	429
Corporate income taxes	(132)	(1)	(131)
Net loss	(56,746)	(37,086)	(19,660)

Other income

Other income is incidental by nature. In 2019, other income included grant income from the Foundation Fighting Blindness (FFB) for the purpose of developing QR-421a. FFB grant income amounted to € 1,312,000 in 2019 compared to € 2,478,000 in 2018.

The EBRP/EBMRF grant agreement was terminated on March 26, 2019 as part of the strategic spin out of the Dystrophic Epidermolysis Bullosa (DEB) activities into a newly formed company, Wings Therapeutics Inc.  As such, no grant income was recognized in 2019 related to this grant. In 2018,  € 1,301,000 had been recognized as other income.

In addition, in 2018 the Company recognized grant income amounting to € 1,300,000 relating to the Horizon 2020 grant received from the European Commission in May 2015 for the development of eluforsen. No income was recognized relating to this grant in 2019.

Research and development costs

Research and development costs amounted to € 46,491,000 for the year ended December 31, 2019 compared to € 29,514,000 for the year ended December 31, 2018. These costs were primarily related to our product candidates, sepofarsen, QR-421a, QR-1123, QR-504a, QR-313 (in 2018) and our innovation unit.  Our research and development expenses are highly dependent on the development phases of our product candidates and are expected to stay largely at the same level, although they may fluctuate significantly from period to period.

The increase in research and development costs in the year ended December 31, 2019 compared to the year ended December 31, 2018 is mainly due to:

•	costs we incurred for the Phase 2/3 clinical trial for sepofarsen, which increased in 2019 compared to 2018;
•	costs we incurred for the first-in-human clinical trial for QR-421a, which increased in 2019 compared to 2018;
•	costs we incurred for the first-in-human clinical trial for QR-1123, which started in 2019;
•	increased payments to Ionis Pharmaceuticals, Inc. under the terms of the license agreement for QR-1123;
•

increased staff costs as a result of an increase in the number of staff working on (pre-)clinical development of our product candidates. The number of full-time equivalent employees working on research and development increased from 89 at December 31, 2018 to 117 at December 31, 2019;

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

General and administrative costs

General and administrative costs amount to € 12,887,000 for the year ended December 31, 2019 compared to € 12,540,000 for the year ended December 31, 2018. We expect that general and administrative costs will remain fairly stable in upcoming years.

Finance income and expense

We had net finance income of € 402,000 for the year ended December 31, 2019, as compared to net finance expenses of € 792,000 for the year ended December 31, 2018. The financial income and expenses mainly reflect foreign exchange results on cash and cash equivalents denominated in U.S. dollars.

Comparison of the periods ended December 31, 2018 and 2017

Reference is made to our 2018 annual report on form 20-F, filed on March 28, 2019, for a comparison of the periods ended December 31, 2018 and 2017.

B. Liquidity and capital resources

To date, we have financed our operations through our IPO, follow on offerings, ATM facility, private placements of equity securities, convertible loans and funding from governmental bodies and patient organizations.

On November 7, 2018, the Company filed a shelf registration statement, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units; and (b) as part of the $ 300,000,000, the offering, issuance and sale by us of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold under a sales agreement with H.C. Wainwright & Co in one or more at-the-market offerings. In March 2020, we terminated this sales agreement with H.C. Wainwright & Co. and entered into a new sales agreement for such at-the-market offerings up to a maximum aggregate offering price of $75,000,000 of our ordinary shares with Citigroup Global Markets Inc. and Cantor Fitzgerald & Co., whom we refer to as the Agents.

Subject to the terms and conditions of the sales agreement, each Agent will use its commercially reasonable efforts to sell the shares from time to time, based upon our instructions. We have no obligation to sell any of the shares, and may at any time suspend sales under the agreement or terminate the agreement in accordance with its terms. We have provided the Agents with customary indemnification rights, and the Agents will be entitled to a fixed commission of 3.0% of the aggregate gross proceeds from the shares sold. The agreement contains customary representations and warranties, and we are required to deliver customary closing documents and certificates in connection with sales of the shares. We may instruct only one Agent to offer and sell shares under the agreement on any single given day.

Sales of the shares under the agreement will be made in transactions that are deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, including sales made directly on the NASDAQ Global Market at market prices, in negotiated transactions at market prices prevailing at the time of sale, or at prices relating to such prevailing market prices, and/or any other method permitted by law.

The description of the agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is attached hereto as Exhibits 4.17 and incorporated by reference herein.

Cash Flows

The table below summarizes our statement of cash flows for the years ended December 31, 2019 and 2018.

	Year ended December 31,
	2019	2018	Change
	(€ in thousands)

Net cash used in operating activities	(43,970)	(28,493)	(15,477)
Net cash used in investing activities	(580)	(312)	(268)
Net cash generated by financing activities	50,199	86,457	(36,258)
Net increase/(decrease) in cash and cash equivalents	5,649	57,652	(52,003)
Currency effect cash and cash equivalents	721	(171)	892
Cash and cash equivalents at the beginning of the period	105,580	48,099	57,481
Cash and cash equivalents at the end of the period	111,950	105,580	6,370

Net cash used in operating activities increased from € 28,493,000 in the year ended December 31, 2018 to € 43,970,000 in the year ended December 31, 2019.  The increase is caused mainly by the higher operating loss, which increased by  € 21,152,000 in 2019, compared to 2018. This effect is partly offset by adjustments for share-based payment expenses and depreciation expenses.

Net cash used in investing activities increased from € 312,000 in the year ended December 31, 2018 to € 580,000 in the year ended December 31, 2019. This increase was primarily due to our investments in laboratory equipment and equipment used in our clinical studies. In addition, various leasehold improvements were initiated in 2019.

Net cash generated by financing activities decreased from € 86,457,000 in the year ended December 31, 2018 to € 50,199,000 in the year ended December 31, 2019. In 2018, the Company consummated an underwritten public offering of 6,612,500 ordinary shares at an issue price of $ 15.75 per share. The gross proceeds from this offering amounted to € |89,983,000 while the transaction costs amounted to € 5,792,000, resulting in net proceeds of € 84,191,000. In 2019, we raised gross proceeds of € 51,597,000 from the issuance of 10,454,545 ordinary shares. Transaction costs amounted to € 3,047,000, resulting in net proceeds of € 48,550,000.

Reference is made to our 2018 annual report on form 20-F, filed on March 28, 2019, for a comparison of the periods ended December 31, 2018 and 2017.

Cash and Funding Sources

The table below summarizes our main sources of financing for the years ended December 31, 2019,  2018 and 2017.

	Equity	Convertible	Government
	Capital	Loans	Borrowing	Total
	(€ in thousands)

Year ended December 31, 2017	25,685	650	301	26,636
Year ended December 31, 2018	84,191	1,132	264	85,587
Year ended December 31, 2019	48,550	690	2,027	51,267
Total	158,426	2,472	2,592	163,490

In 2019, our primary source of funding was the underwritten public offering of 10,454,545 ordinary shares in October, resulting in net proceeds of € 48,550,000.  Our main source of financing in 2018 was our offering in September providing net proceeds of € 84,191,000. In 2017, our sources of financing were our offering in July providing net proceeds of € 4,864,000, our offerings in November providing net proceeds of € 16,683,000 and the sale of shares through our ATM facility providing net proceeds of € 4,138,000.

Convertible loans were issued to Amylon Therapeutics B.V. in 2017,  2018 and 2019 and are interest-bearing at an average rate of 8% per annum. They are convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 – 36 months in equal quarterly terms.

In March 2018, we entered into a convertible loan (the “Loan”), pursuant to which we borrowed an aggregate of € 260,000 from the lender. The loan bears interest at a rate of 3% per annum. The outstanding principal and interest under the Loan is convertible into a variable number of ordinary shares at the option of the holder in case financing criteria are met. If these criteria are not met on or before March 1, 2022, the outstanding amount will be fully converted into our ordinary shares.

At December 31, 2019, we had borrowings of € 13,052,000, which consisted of borrowings from a government body (€ 10,315,000) and convertible loans (€ 2,737,000). Cash is denominated in both U.S. dollars and euros

At December 31, 2018, we had borrowings of € 9,386,000, which consisted of borrowings from a government body (€ 7,515,000) and convertible loans (€ 1,871,000). Cash is denominated in both U.S. dollars and euros.

For a description of our financial commitments, see below.

Funding Requirements

We expect that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2022. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our present and future funding requirements will depend on many factors, including, among other things:

•	the progress, timing, resumption and completion of preclinical testing and clinical trials for our current or any future product candidates;

•	the number of potential new product candidates we identify and decide to develop;
•	the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our current or any future product candidates;
•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;
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

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2019,  2018 and 2017:

	Year ended December 31,
	2019	2018	2017
	(€ in thousands)

Purchases of tangible fixed assets	835	312	82

The increase in purchases of tangible fixed assets from € 82,000 in 2017 to € 312,000 in 2018 was primarily due to our investments in laboratory equipment in 2018. Purchases of tangible fixed assets increased further from € 312,000 in 2018 to € 835,000 in 2019. This increase was primarily due to our investments in laboratory equipment and equipment used in our clinical studies. In addition, various leasehold improvements were made in 2019.

Contractual Obligations and Commitments

The table below analyzes ProQR’s undiscounted liabilities into relevant maturity groupings based on the remaining period at December 31, 2019 until the contractual maturity date:

	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years
	(€ in thousands)
At December 31, 2019
Borrowings	343	10,054	4,790	322
Lease liabilities	513	—	—	—
Trade payables and other payables	10,142	—	—	—
Total	10,998	10,054	4,790	322

Commitments

Rent

Since 2012, the Company is domiciled in Leiden, the Netherlands. We are currently a party to a  lease agreement for laboratory and office space in Leiden. The total commitment for this agreement and a new lease agreement to which the Company had committed as at December 31, 2019 amounts to € 13,377,000.

Patent license agreements

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

On October 29, 2018, ProQR signed of an agreement with Ionis Pharmaceuticals to license QR-1123 (formerly “IONIS-RHO-2.5Rx”), an RNA medicine for autosomal dominant retinitis pigmentosa (adRP) caused by the P23H mutation in the rhodopsin (RHO) gene. Under the terms of the agreement, ProQR was granted an exclusive worldwide license to QR-1123 and relevant patents. In 2018, ProQR paid the first installment of an upfront payment in ordinary shares in the aggregate amount of $ 2,500,000 at $ 22.23 per share, which represents a 20% premium (based on the volume weighted average price of the previous 20 trading days) to its common stock, to Ionis upon signing the agreement. In 2019, ProQR paid the second installment of the upfront payment in ordinary shares in the aggregate amount of $  3,501,000, at $ 9.43 per share. ProQR will also make future milestone payments, certain of which will be made in equity and others in cash or equity at ProQR’s discretion, and royalties on net sales of 20% through the royalty term.

The Company and the General Hospital Corporation (MGH) have entered into a Patent License Agreement pursuant to which we may have certain royalty and milestone payment obligations based on the development or commercialization of eluforsen. The Company and PARI Pharma GmbH entered into an agreement, pursuant to which the Company is granted an exclusive license to the use of PARI’s eflow technology for the administration of oligonucleotide-based drugs in the F508del mutation in cystic fibrosis, pursuant to which the company has certain upfront-, development-, and sales-based royalty-payment obligations.

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

Research and development commitments

The Company has committed itself to a number of obligations amounting to € 19,472,000 at December 31, 2019 (2018: € 8,114,000). Of these obligations an amount of € 10,234,000 is due in 2020, the remainder is due in 1 to 5 years.

Our commitments are set out in more detail in note 21 and 22 to the financial statements as included elsewhere in this annual report.

C. Research and development, patents and licenses, etc.

See Item 4.B: “Business Overview” and Item 5: “Operating and Financial Review and Prospects”.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on the Company’s net revenues, income, profitability, liquidity or capital resources, or that caused the reported financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see Item 5.A: “Operating results”.

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

Our supervisory board is currently composed of the following members, all of whom are independent under applicable NASDAQ standards and all of whom, with the exception of Mr. Dinko Valerio, are independent under the Dutch Corporate Governance Code (DCGC):

Name	Date of Birth	Position	Member Since	Term expires
Dinko Valerio	August 3, 1956	Member of the Supervisory Board (Chairman)	January 1, 2014	2020
Alison Lawton	September 26, 1961	Member of the Supervisory Board	September 17, 2014	2022
Antoine Papiernik	July 21, 1966	Member of the Supervisory Board	January 1, 2014	2021
James Shannon	June 5, 1956	Member of the Supervisory Board	June 21, 2016	2020
Bart Filius	July 5, 1970	Member of the Supervisory Board	May 21, 2019	2023
Theresa Heggie	November 17, 1960	Member of the Supervisory Board	July 1, 2019	2023

The following sets forth biographical information regarding our Supervisory Board members. There are no family relationships among the members of our Supervisory Board, Management Board or Executive Officers.

Dinko Valerio is one of our founders and currently serves as the chairman of our Supervisory Board. Mr. Valerio has served on our supervisory board since January 2014. Mr. Valerio is a scientist and an experienced biotech entrepreneur with experience in both public and private companies as CEO and board member. Mr. Valerio is founder and former CEO of Crucell N.V., a Dutch biotech company, and founder and former general partner of Aescap Venture, a life sciences venture capital firm. In 1999, Mr. Valerio was one of the founders of Galapagos Genomics N.V., a spinout from Crucell N.V. which develops novel mode of action medicines. In 2017 Mr. Valerio became a board member of Amylon Therapeutics B.V., an 80% owned affiliate of ProQR Therapeutics N.V. Adding to his corporate experience, Mr. Valerio was appointed professor in the field of gene therapy of the hematopoietic system at the University of Leiden in 1992. He received his Master of Science degree in Biology from the University of Amsterdam in 1982 and completed his Ph.D. in Molecular Genetics with Honors at the University of Leiden in 1986. Mr. Valerio also was a visiting scientific specialist at Genentech Inc., San Francisco in 1985 and a postdoctoral fellow at the Salk Institute, San Diego from 1986 to 1987. He is an author on more than 100 articles in peer-reviewed journals and an inventor on 11 patent-families.

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

Antoine Papiernik has served on our supervisory board since January 2014. Mr. Papiernik is managing partner at Sofinnova Partners, which he joined in 1997, and was appointed chairman in 2017. Mr. Papiernik has been an initial investor and active board member in public companies like Actelion, Addex, Auris Medical, Shockwave Medical Inc., Orexo, NovusPharma (then sold to CTI), Movetis (then sold to Shire), Mainstay Medical, Pixium Vision and Stentys, which went public respectively on the Zurich Stock Exchange, the NASDAQ Global Market, the Stockholm Stock Exchange, the Milan Nuovo Mercato, the Belgium Stock Exchange, the Dublin Stock Exchange and EuroNext Paris, in Cotherix (initially NASDAQ listed, then sold to Actelion), Core Valve (sold to Medtronic), Fovea (sold to Sanofi Aventis) Ethical Oncology Science (EOS, sold to ClovisOncology) and Recor Medical (sold to Otsuka). Mr. Papiernik is also a board member of private companies MedDay Pharmaceuticals, MD Start II, Reflexion Medical, Tissium (previously named Gecko Biomedical), SafeHeal, Highlife, Rgenix and Ablacare. Mr. Papiernik has an MBA degree from the Wharton School of Business, University of Pennsylvania.

James Shannon, MD has served on our Supervisory Board since June 2016. Mr. Shannon has had an extensive career in drug development and pharma. From 2012 until his retirement in 2015, Mr. Shannon was Chief Medical Officer at GlaxoSmithKline. Prior to that he was Global Head of Pharma Development at Novartis and Senior Vice-President, Clinical Development at Sterling Winthrop Pharmaceuticals. He held board positions at companies including Biotie, Circassia, Crucell, Endocyte, MannKind and Cerimon Pharmaceuticals. In 2017 he joined the board of directors of Horizon Pharma. He received his undergraduate and postgraduate degrees at Queen’s University of Belfast and is a Member of the Royal College of Physicians (UK). Mr. Shannon currently is Chairman of the Board at myTomonows (NL) and Kyowa Kirin NA (USA) and holds board positions at Mannkind Corp (USA), Horizon Pharma (Ire) and lmmodulon (UK).

Bart Filius is Chief Operating Officer (COO) and Chief Financial Officer (CFO) at Galapagos NV. He joined Galapagos in 2014 as CFO and added the role of COO in 2017. Prior to joining Galapagos, Mr. Filius held a variety of executive positions at Sanofi, where he was Vice President, CFO Europe, Country manager for The Netherlands and Vice President for Mergers & Acquisitions. Prior to joining Sanofi, Mr. Filius was a strategy consultant at Arthur D. Little. Mr. Filius has an MBA degree from INSEAD and a bachelor's degree in business from Nyenrode University.

Theresa Heggie currently serves as Senior Vice President, Head of CEMA at Alnylam Pharmaceuticals. She previously served in senior commercial and operating roles at Shire where she built the EMEA rare disease business and led the Global Commercial Operations and, following Shire’s acquisition of Jerini, served as its CEO. Earlier in her career, Ms. Heggie held increasingly senior positions in the commercial organizations at Janssen Pharmaceuticals and Baxter Healthcare. Ms. Heggie has also been a board member at SOBI (Swedish Orphan Biovitrum) and currently serves on the board of BioCryst. She received a BSc from Cornell University.

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

Daniel de Boer is our founding Chief Executive Officer since our incorporation in 2012. Daniel is a serial-entrepreneur and passionate advocate for rare disease patients. He assembled a group of successful biotech executives as co-founders and built a team of a 150 experienced scientists and drug developers, devoted to creating RNA therapies for patients in need. Under Daniel’s leadership ProQR initiated clinical trials in multiple development programs for rare diseases, and raised over € 300 million in funding, including an IPO on Nasdaq. Daniel is responsible for the overall strategy and general business in the company. Before founding ProQR, Daniel was founder and Chief Executive Officer of RNA Systems, PC Basic and Running IT, companies he led through phases of growth, developing and launching several products in multiple European countries. Daniel was also a co-founder of Amylon Therapeutics, a company developing therapies for genetic brain diseases. In 2018 Daniel was named "Emerging Entrepreneur of the Year" by EY. In 2019, Daniel was selected for the Young Global Leaders program at the World Economic Forum.

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

Smital Shah has served as our Chief Financial Officer since October 2014 and was promoted to Chief Business and Financial Officer in November 2018, where she is responsible for finance, investor relations and communications, business development and commercial. She joined the board of Pliant Therapeutics in 2019. Smital has a 12-year track record of management and leadership in biopharma companies and investment banking, with particular experience in financial strategy, capital markets and business development. Prior to joining us Smital was at Gilead Sciences, where she managed their multi-billion dollar debt, cash and investment portfolios. Prior to Gilead, Smital spent several years in investment banking at Leerink Partners and JP Morgan focused on capital raising and strategic transactions in the biotech space. During this time, Smital has helped raise over $ 1 billion in equity capital and over $ 7 billion in debt capital for emerging and established biotech companies as well advised on a variety of strategic transactions such as mergers, divestitures, asset sales, dividends, royalty monetizations and corporate partnerships. Previously, she held various R&D focused roles at Johnson & Johnson. Smital has a Bachelors and Masters in Chemical Engineering and an MBA from the University of California at Berkeley.

B. Compensation

Under Dutch law and our articles of association, the general meeting of shareholders must upon the proposal of our supervisory board adopt the compensation policy for the management board, which includes the outlines of the compensation of any members who serve on our management board. On May 21, 2019, the general meeting of shareholders adopted the current compensation policy of our company. The supervisory board determines the compensation of the management board members in accordance with the compensation policy. A proposal by the supervisory board with respect to compensation schemes in the form of shares or rights to shares is submitted for approval by the supervisory board to the general meeting of shareholders. Such proposal must set out at least the maximum number of shares or rights to shares to be granted to the management board and supervisory board, including the criteria for granting such shares or changes to such grants. The general meeting of shareholders may grant compensation to members of the supervisory board. The supervisory board will be reimbursed for their expenses.

Compensation of the Supervisory Board

The remuneration of the supervisory board members in 2019 is set out in the table below:

	2019
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total
	(€ in thousands)
Mr. Dinko Valerio	74	—	106	180
Mr. Antoine Papiernik	104	—	—	104
Ms. Alison Lawton	41	—	107	148
Mr. Paul Baart	144	—	—	144
Mr. James Shannon	48	—	109	157
Mr. Bart Filius	30	—	26	56
Ms. Theresa Heggie	19	—	18	37
	460	—	366	826

Share-based payment reflects the fair value of share options granted under our Option Plan during the year, as required by and determined in accordance with IFRS 2 - Share based payment (refer to Note 12(d) to the financial statements included elsewhere in this annual report).

On May 21, 2019, our shareholders approved new compensation principles for the supervisory board. Under the new compensation principles, members of our supervisory board receive a board fee of $ 35,000 per year and the chairperson receives a board fee of $ 70,000 per year. In addition, the audit committee chairperson receives $ 15,000 per year for service on that committee, and each other member of the audit committee receives $ 7,500 per year for service on that committee. The compensation committee chairperson receives $ 10,000 per year for service on that committee, and each other member of the compensation committee receives $ 5,000 per year for service on that committee.  The chairperson of the nominating and corporate governance committee receives $ 8,000 per year for service on that committee, and each other member of the nominating and corporate governance committee receives $ 4,000 per year for service on that committee. In addition, members of the supervisory board may be granted an additional compensation in cash of $ 77,500 per year or a grant of options with an underlying value of $ 155,000 per year.

Compensation of the Management Board

The table below sets out a breakdown of the compensation in 2019 of each current member of the management board:

2019
	Short term	Post-	Share-
	employee	employment	based
	benefits	benefits	payment	Total
(€ in thousands)
Mr. D.A. de Boer	722	10	1,533	2,265

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

Our management board may perform all acts necessary or useful for achieving our corporate purposes, other than those acts that are prohibited by law or by our articles of association. The management board as a whole and any management board member individually, are authorized to represent us in dealings with third parties. The management board may delegate this authority in whole or in part to employees of the company.

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

Service Agreements

We have entered into  a service agreement with our CEO. The service agreement contains a termination notice period of two months. The service agreement may be terminated in the event of an urgent reason (dringende reden) at any time, without advance notice. The service agreement with Daniel de Boer provides for a lump-sum payment following a change in control subject to certain conditions. Such payment is equal to 24 months of the individual’s monthly gross fixed salary in effect at the time of the change in control. The service agreement also contains certain restrictive covenants, including post termination non-competition and non-solicitation covenants, which survive for a period of 12 months post-termination.

Committees of the Supervisory Board

We have an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Bart Filius (chairman), Theresa Heggie and James Shannon. Each member satisfies the independence requirements of the NASDAQ listing standards and Rule 10A‑3(b)(1) under the Exchange Act, and each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC. Bart Filius qualifies as an “audit committee financial expert,” as defined by the SEC in Item 16A: “Audit Committee Financial Expert” and as determined by our supervisory board. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of James Shannon (chairman), Dinko Valerio and Alison Lawton. Each member satisfies the independence requirements of the NASDAQ listing standards. In addition, each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC, with the exception of Mr. Dinko Valerio. The compensation committee assists our supervisory board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our supervisory board members, our management board members and our officers. Members of our management board may not be present at any compensation committee meeting while their compensation is deliberated. Subject to and in accordance with the terms of the compensation policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dinko Valerio (chairman) and Antoine Papiernik.  Each member satisfies the independence requirements of the NASDAQ listing standards. In addition, each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC, with the exception of Mr. Dinko Valerio. The nominating and corporate governance committee assists our supervisory board in selecting individuals qualified to become our supervisory board members and management board members and in determining the composition of the management board, supervisory board and its committees and our officers. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As at December 31, 2019, we had a total of 154.4 employees (converted to FTE). Of these employees, 118.3 were engaged in research and development and 36.1 in general and administrative. For additional details we refer to note 17 to the financial statements. As far as we know, our employees are not represented by a labor union. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share ownership

Refer to Item 7.A: “Major shareholders” in this annual report.

Jkjlkjlkjlkjlkjk Jkjkj ihjhjhjkhjkjkjlkjlkljlkjjhjhkjhkjh

Item 7: Major Shareholders and Related Party Transactions

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at December 31,  2019 by:

•	each of the members of our supervisory board and management board; and
•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned is based on a total of 49,745,687 ordinary shares outstanding as at December 31, 2019. The numbers and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the applicable SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security, or to receive the economic benefit of ownership of the securities. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of December 31, 2019, and such securities are considered outstanding for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o ProQR Therapeutics N.V., Zernikedreef 9, 2333 CK, Leiden, the Netherlands.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	Percentage
5% or Greater Shareholders:
Wellington Management Company LLP[1]	5,495,128	11.0%
RTW Investments LLC[2]	4,779,135	9.6%
Adage Capital Partners GP, L.L.C.[3]	4,571,319	9.2%
The Goldman Sachs Group, Inc.[4]	3,506,364	7.0%
Sofinnova Partners[5]	2,764,194	5.6%
Jennison Associates LLC[6]	2,630,626	5.3%
Stichting Aescap 2.0[7]	2,499,294	5.0%
Supervisory Board Members and Management Board Members
Dinko Valerio[8]	789,831	1.6%
Antoine Papiernik[9]	2,764,194	5.6%
James Shannon[10]	127,942	0.3%
Alison Lawton[11]	76,958	0.2%
Bart Filius	—	—%
Theresa Heggie	—	—%
Daniel de Boer[12]	1,347,658	2.7%
All supervisory board members and management board members as a group (7 persons) [14]	5,106,583	10.3%

1

Information is based on a report on Schedule 13G/A jointly filed with the SEC on January 28, 2020 by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP. These shares are owned of record by clients of certain investment advisers including Wellington Management Company LLP (together, the “Wellington Investment Advisers”), of which Wellington Management Group LLP is the parent holding company.  Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. The registered office of Wellington Management Company LLP is c/o 280 Congress Street, Boston, MA 02210.

2

Information is based on a report on Schedule 13G/A filed by RTW Investments, LP on February 14, 2020. These shares are held by RTW Master Fund, Ltd. and one or more private funds managed by RTW Investments, LP. The registered office of RTW Investments, LP is 412 West 15th Street, Floor 9, New York, New York 10011.

3

Adage Capital Partners GP L.L.C. (“ACPGP”) is the general partner of Adage Capital Partners, L.P. (“ACP”). Adage Capital Advisors, L.L.C. (“ACA”) is the managing member of ACPGP and general partner of ACP. The address of Adage Capital Partners, L.P. is 200 Clarendon Street, 52nd floor, Boston, Massachusetts 02116. This information is based on a report on Schedule 13G/A filed by Adage Capital Partners GP L.L.C. on February 12, 2020.

4

Information is based on a report on Schedule 13G/A filed by The Goldman Sachs Group, Inc. (“GS Group”) and Goldman Sachs & Co. LLC (“Goldman Sachs”). GS Group is the parent holding company of Goldman Sachs. The business address of these entities is 200 West Street, New York, NY 10282.

5

Information is based on a report on Schedule 13G/A filed by Sofinnova Capital VII FCPR (“SC VII”), Sofinnova Partners SAS (“SP SAS”), and the managing partners of SP SAS, Dennis Lucquin, Antoine Papiernik, Henrijette Richter, Monique Saulnier and Graziano Seghezzi on February 14, 2019. Consists of 2,764,194 shares, except that SC VII, the holder of these shares, may be deemed to have sole or shared power to dispose of these shares, and the aforementioned managing partners of SP SAS may be deemed to have shared voting and investment power with respect to such shares. The address of Sofinnova Capital VII FCPR is 16‑18 rue du Quatre-Septembre, 75002, Paris, France. "
6

Jennison Associates LLC, “Jennison” furnishes investment advice to several investment companies, insurance separate accounts, and institutional clients "Managed Portfolios". As a result of its role as investment adviser of the Managed Portfolios, Jennison may be deemed to be the beneficial owner of the shares of the Company’s Common Stock held by such Managed Portfolios.  Prudential Financial, Inc. “Prudential” indirectly owns 100% of equity interests of Jennison.  As a result, Prudential may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Jennison may have with respect to the Company’s Common Stock held by the Managed Portfolios. Jennison does not file jointly with Prudential, as such, shares of the Company’s Common Stock reported on Jennison's Schedule 13G may be included in the shares reported on the Schedule 13G filed by Prudential. The registered office of Jennison Associates LLC is 466 Lexington Ave., New York, NY 10017. Information is based on a report on Schedule 13G/A filed by Jennison Associates LLC on February 7, 2020.

7

Information is based on a report on Schedule 13G filed on January 27, 2020 by Stichting Aescap 2.0 (“Aescap 2.0”), Privium Fund Management B.V. (“Privium”), as the fund manager of Aescap 2.0, Inspirational Visions BV (“Inspirational Visions”) and Patrick Johan Hendrik Krol (“Krol”), the portfolio manager for Privium and the managing director of Inspirational Visions. Consists of 2,480,883 ordinary shares directly held by Aescap 2.0 and 18,411 ordinary shares directly held by Inspirational Visions. The address of each of Stichting Aescap 2.0, Privium Fund Management B.V. and Patrick Johan Hendrick Krol is Gustav Mahlerplein 3, 1082 MS Amsterdam, The Netherlands. The address of Inspirational Visions BV is 1083 HN Amsterdam, The Netherlands.

8

Consists of 388,457 ordinary shares and options to acquire 96,411 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2019. Also includes 304,963 shares held by the Valerio family foundation, Stichting Administratiekantoor Endavit, for which Mr. Valerio is the managing director. The address of Stichting Administratiekantoor Endavit is Ondernemingsweg 240, 1422 DZ, Uithoorn, the Netherlands.

9

Consists of 2,764,194 ordinary shares held by Sofinnova Capital VII FCPR. Antoine Papiernik may be deemed to have shared voting and investment power with respect to such shares as a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR.

10	Consists of 61,538 ordinary shares and options to acquire 66,404 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2019.
11	Consists of options to acquire 76,958 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2019.
12

Consists of options to acquire 642,349 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2019, and 705,309 ordinary shares held by Appel BV and JDG BV.

13	Consists of 4,224,461 ordinary shares and options to acquire 882,122 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2019.

Holdings by U.S. Shareholders

As at December 31, 2019,  99.99% of our ordinary shares were held by record holders in the United States, which excludes shareholders whose shares were held in nominee or street name by brokers.

B. Related party transactions

Since January 1, 2019, there have been no material transactions that are unusual in their nature or conditions with any of our related parties, except for transactions as set out in note 23 to the financial statements as included elsewhere in this report.

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

Legal proceedings

From time to time we could be involved in legal proceedings that arise in the ordinary course of business. As at December 31, 2019, we believe no proceedings exists of which the outcome, if determined adversely, will have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and employees. No assurance can be given that future litigation will not have a material adverse effect on our financial position. Refer to Item 3.D: “Risk factors.”

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

Item 9: The Offer and Listing

A. Offering and listing details

See “Item 9.C The Offer and Listing - Markets.”

B. Plan of distribution

Not applicable.

C. Markets

Since September 18, 2014, our ordinary shares have been listed on the NASDAQ Global Market under ticker symbol “PRQR”.

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

At December 31, 2019, our authorized share capital is € 7,200,000, divided into 90,000,000 ordinary shares and 90,000,000 preferred shares, each with a nominal value of € 0.04~~.~~

Our ordinary shares are listed on the Nasdaq Global Market under the symbol “PRQR.”

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

Upon exercise of the call option, the preferred shares will be issued to the protection foundation for their nominal value, of which only 25% will be due upon issuance, and may also be issued against the Company’s reserves if so requested by the foundation. The voting rights of our shares are based on nominal value and as we expect our shares to trade substantially in excess of nominal value, a foundation acquiring preferred shares issued at 25% of their nominal value can obtain significant voting power for a substantially reduced price and thus be used as a defensive measure. These preferred shares will have both a liquidation and dividend preference over our ordinary shares and will accrue cash dividends at a fixed rate with deficits in a preferred dividend being carried forward. The protection foundation may exercise the call option to acquire preferred shares in order to protect us from influences that do not serve our best interests and threaten to undermine our strategy, continuity, independence and identity. These influences may include a third-party acquiring a significant percentage of our ordinary shares, the announcement of a public offer for our ordinary shares, other concentration of control over our ordinary shares or any other form of pressure on us to alter our strategic policies.

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
•

liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares by us or one of our subsidiaries to the extent such proceeds exceed the average paid-in capital of those shares as recognized for purposes of Dutch dividend withholding tax;

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

(b) Taxes on Income and Capital Gains

(i) Dutch Resident Individuals

If a holder of ordinary shares is a Dutch Resident Individual, any benefit derived or deemed to be derived from the ordinary shares is taxable at the progressive income tax rates (with a maximum of 51.75%), if:

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

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder’s net investment asset base (in Dutch: ‘rendementsgrondslag’). Irrespective of the actual income and capital gains realized, the annual taxable benefit of all the assets and allowable liabilities of a Dutch Resident Individual holder of ordinary shares who is taxed under this regime is set at a deemed return based on the fair market value of the assets reduced by the allowable liabilities on January 1 of each year. Depending on the aggregate amount of the fair market value of the assets reduced by the liabilities, the deemed return ranges from 1.935% up to 5.60% (2019). This deemed return is subject to income tax at a flat rate of 30%. Taxation only occurs if and to the extent the fair market value of the assets reduced by the liabilities exceeds a threshold (heffingsvrij vermogen) of € 30,360 (or € 60,720 in case of a fiscal partnership). The deemed return will be adjusted annually.

(ii) Dutch Resident Entities

Any benefit derived or deemed to be derived from the ordinary shares held by Dutch Resident Entities, including any capital gains realized on the disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 25% (a corporate income tax rate of 19% applies with respect to taxable profits up to € 200,000).

(iii) Non-Residents of the Netherlands

A holder of ordinary shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under the ordinary shares or any gain realized on the disposal or deemed disposal of the ordinary shares, provided that:

(a)

such holder is neither a resident nor deemed to be resident in the Netherlands for Dutch tax purposes and, if such holder is an individual, such holder does not qualify for the application of the rules of the Dutch Income Tax Act 2001 as they apply to residents of the Netherlands;

(b)

such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable or deemed attributable or has a deemed enterprise for activities performed as statutory director (‘bestuurder’) or supervisory director (‘commissaris’) of a company resident of the Netherlands; and

(c)

in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ordinary shares that go beyond ordinary asset management and does not derive benefits from the ordinary shares that are taxable as benefits from other activities in the Netherlands.

(c) Gift and Inheritance Taxes

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

(a)

in the case of a gift of ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or

(b)	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands.

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

(d) Other Taxes and Duties

No Dutch VAT and no Dutch registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of ordinary shares on any payment in consideration for the holding or disposal of the ordinary shares.

(e) Residence

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

Certain Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the ownership and disposition of our ordinary shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that will hold our ordinary shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ordinary shares that may be subject to special tax rules including, without limitation, the following:

•	banks, financial institutions or insurance companies;
•	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;
•	real estate investment trusts, regulated investment companies, or grantor trusts;
•	persons that hold the ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold our shares through such an entity;
•	S corporations;
•	certain former citizens or long-term residents of the United States;
•	persons that received our shares as compensation for the performance of services;
•	persons that acquire ordinary shares as a result of holding or owning our preferred shares;
•	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our shares; and
•	holders that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, in each case as in effect on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a contrary position concerning the tax consequences of the ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

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
•

a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or if the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

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

(a) Distributions

Subject to the discussion under “Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a U.S. holder with respect to ordinary shares will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ordinary shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain, depending upon whether the U.S. holder has held our ordinary shares for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

(b) Sale, exchange or other taxable disposition of our ordinary shares

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

For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of our ordinary shares that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer that does not make such an election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.

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

(c) Passive foreign investment company considerations

If we are classified as a passive foreign investment company, or PFIC, in any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all its earnings on a current basis.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (for which purpose the total value of our assets may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns our ordinary shares, regardless of whether we continue to meet the tests described above, unless the shareholder makes a purging election (which allows a shareholder to purge the continuing PFIC taint by either making a deemed sale election or a deemed dividend election).

Based on the average value of our gross assets and composition of our income, we believe that we were not a PFIC during the 2019 taxable year. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate.

If we are a PFIC, and you are a U.S. holder, then a special tax regime will apply unless you make a mark-to-market election (described below). We do not currently intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are treated as a PFIC for any taxable year. That special tax regime will apply to any “excess distribution” by us to you (generally, your portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares). (In determining the average annual distribution, the portion of any excess distribution from a prior year that was allocated to the prior-year PFIC period is disregarded.) That special regime will also apply to any gain realized on the sale or other disposition of the ordinary shares. Under this special regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

A U.S. holder may elect mark-to-market treatment, which may alleviate some of the adverse consequences of PFIC status. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election and not offset by prior mark‐to market losses. If a U.S. holder makes the election, the U.S. holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principle purposes the meeting of the trading requirement as disregarded). The NASDAQ Global Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded on that market, the mark-to-

market election will be available to a U.S. holder. U.S. Holders should consult their tax advisors to determine whether the mark-to-market election would be available and, if so, what the consequences of making that election would be in their particular circumstances.

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

(d) Backup Withholding and Information Reporting

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

(e) Foreign Asset Reporting

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

THE DISCUSSION SET OUT ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE RELEVANT TO A HOLDER. EACH HOLDER IS URGED TO CONSULT THEIR TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE SHARES INCLUDING TAX CONSEQUENCES UNDER STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE TAX EFFECTS OF CHANGES IN THE UNITED STATES FEDERAL AND OTHER TAX LAWS.

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

At December 31, 2019 there was a net asset in U.S. Dollars of € 39,004,000  (2018: € 26,928,000). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on receivables and trade payables, during the years presented had an immaterial effect on the financial statements.

Our interest rate risk exposure is limited due to the use of loans with fixed rates. At December 31, 2019, we had several loans with a fixed interest rate,  totaling € 13,052,000  (2018: € 9,386,000).

Credit Risk

Credit risk represents the risk of financial loss caused by default of the counterparty. We have no large receivables balances with external parties. Our principal financial assets are cash and cash equivalents which are, in line with our cash policy, placed at banks which meet our defined minimum credit ratings.

Liquidity Risk

Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2022. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

No matters to report.

Item 15: Controls and Procedures

A. Disclosure controls and procedures

Under the supervision and with the participation of our Chief Executive Officer (CEO) and Chief Business and Financial Officer (CFO), the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) under the Securities Exchange Act of 1934) has been evaluated as of the end of the period covered by the Annual Report (December 31, 2019). The term “disclosure controls and procedures” means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s  rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures.

Based on that evaluation, the Chief Executive Officer and Chief Business and Financial Officer have concluded that these disclosure controls and procedures are effective as at December 31, 2019.

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

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2019.

C. Attestation report of the registered public accounting firm

This Annual Report includes an attestation report of the company’s registered public accounting firm on the effectiveness of the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of ProQR Therapeutics N.V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ProQR Therapeutics N.V. and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated March 31, 2020 expressed an unqualified opinion on those financial statements and included an emphasis of matter regarding the potential effects of the coronavirus disease 2019 (COVID-19) on the operations of the Company.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control of financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Accountants B.V.

Amsterdam, The Netherlands

March 31, 2020

D. Changes in internal control over financial reporting

During the year ended December 31, 2019, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A: Audit Committee Financial Expert

Currently, Bart Filius qualifies as an “audit committee financial expert,” as defined by the SEC and as determined by our supervisory board. In addition, he satisfies the independence requirements of the NASDAQ listing standards and Rule 10A‑3(b)(1) under the Exchange Act and the criteria for independence set forth in best practice 2.1.8 of the DCGC.

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

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2019, no purchases of our registered equity securities were made by us or on our behalf or on the behalf of any affiliated purchaser.

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

1.1

Amended Articles of Association of the Registrant effective as of June 22, 2016 (incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-36622) filed on March 31, 2017)

1.2

Amended Articles of Association of the Registrant effective as of February 19, 2018 (incorporated by reference to Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

2.1

Form of Registration Rights Agreement by and between the Registrant and the shareholders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F‑1 (File No. 333‑198151) filed on September 8, 2014)

4.1#

ProQR Therapeutics B.V. Stock Option Plan and forms of notice of grant thereunder (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F‑1 (File No. 333‑198151) filed on August 14, 2014)

4.2#

ProQR Therapeutics N.V. Stock Option Plan and forms of notice of grant thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F‑1 (File No. 333‑198151) filed on September 8, 2014)

4.3#

Form of Management Services Agreement by and between the Registrant and Daniel Anton de Boer (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F‑1 (File No. 333‑198151) filed on September 8, 2014)

4.4

Form of Call Option Agreement by and between the Registrant and Stichting Continuity ProQR Therapeutics (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F‑1 (File No. 333‑198151) filed on September 16, 2014)

4.5#

Form of Indemnification Agreement for the Managing Directors, Supervisory Directors and officers of the Registrant (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F‑1 (File No. 333‑198151) filed on September 8, 2014)

4.6

English translation of Lease Agreement by and between the Registrant and The Netherlands Organisation for applied scientific research TNO (“TNO”), dated as of January 1, 2016, for the Registrant’s facility in Zernikedreef in Leiden, the Netherlands (incorporated by reference to Exhibit 4.13 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-36622) filed on March 31, 2017)

4.7††*	English translation of Lease Agreement by and between the Registrant and Leeds Investment I B.V., dated as of September 30, 2019

4.8†

License Agreement between Radboudumc as Licensor, and the Registrant as Licensee dated as of April 17, 2014 (incorporated by reference to Exhibit 4.14 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-36622) filed on March 31, 2017)

4.9†

License Agreement between Inserm Transfert SA, Assistance-Publique- Hôpitaux de Paris, and the Registrant as Licensee dated January 17, 2018 (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

Exhibit No.	Description

4.10†

Letter Agreement between Foundation For Fighting Blindness Clinical Research Institute and ProQR Therapeutics IV B.V. dated as of February 9, 2018 (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

4.11†

License Agreement between Ionis Pharmaceuticals, Inc. and the Registrant dated as of October 26, 2018 (incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

4.12†

Stock Purchase Agreement between Ionis Pharmaceuticals, Inc. and the Registrant dated as of October 26, 2018 (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

4.13†

Investor Agreement between Ionis Pharmaceuticals, Inc. and the Registrant dated as of October 26, 2018 (incorporated by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

4.14††*	Asset Purchase Agreement by and between the Registrant and Wings Therapeutics, Inc., dated as of May 22, 2019

4.15††*	Subscription Agreement by and between the Registrant and Wings Therapeutics, Inc., dated as of May 22, 2019

4.16††*	Supply and Services Agreement, by and between the Registrant and Nitto Denko Avecia Inc., dated as of July 12, 2019

4.17*	Sales Agreement, by and between the Registrant and Citigroup Global Markets, Inc. and Cantor Fitzgerald & Co., dated as of March 31, 2020

4.18*	Description of the Registrant’s Securities

8.1*	Subsidiaries of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Accountants B.V., Independent Registered Public Accounting Firm

15.2*	Opinion of Allen & Overy LLP (Dutch counsel to the Company) relating to the sales agreement prospectus and consent included therein

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

Exhibit No.	Description
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*Filed herewith

**Indicates that the exhibit is being furnished and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section. Such exhibit will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent specifically incorporated by reference into such filing.

†Confidential treatment has been granted as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

††Certain confidential portions of this exhibit (indicated by brackets and asterisks) have been omitted from this exhibit.

# Indicates management contract or compensatory plan or arrangement.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Leiden, March 31,  2020

PROQR THERAPEUTICS N.V.

By:	/s/ Daniel de Boer
Name:	Daniel de Boer
Title:	Chief Executive Officer

By:	/s/ Smital Shah
Name:	Smital Shah
Title:	Chief Business and Financial Officer

Report of the Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of ProQR Therapeutics N.V.,

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ProQR Therapeutics N.V. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of profit or loss and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2020, expressed  an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Emphasis of Matter

As discussed in Note 25 to the financial statements, the Company has described the potential effects of the coronavirus disease 2019 (COVID-19) on the operations of the business. Our opinion is not modified in respect of this matter.

/s/ Deloitte Accountants B.V.

Amsterdam, The Netherlands

March 31, 2020

We have served as the Company's auditor since 2013.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Financial Position

		December 31,	December 31,
		2019	2018
		(€ in thousands)
Assets
Property, plant and equipment	7	2,440	1,864
Investments in associates	8	429	—
Non-current assets		2,869	1,864

Social security and other taxes	9	850	1,243
Prepayments and other receivables	10	1,866	1,544
Cash and cash equivalents	11	111,950	105,580
Current assets		114,666	108,367
Total assets		117,535	110,231

Shareholders’ equity
Share capital		2,159	1,726
Share premium		287,214	235,744
Reserves		16,702	10,888
Accumulated deficit		(211,746)	(155,443)
Equity attributable to owners of the Company	12	94,329	92,915
Non-controlling interests		(496)	(230)
Total equity		93,833	92,685

Liabilities
Borrowings		12,709	9,386
Non-current liabilities	13	12,709	9,386

Borrowings		343	—
Lease liabilities	21	508	—
Trade payables		445	135
Current income tax liability	19	64	—
Social security and other taxes		108	—
Pension premiums		2	7
Deferred income		711	545
Other current liabilities		8,812	7,473
Current liabilities	14	10,993	8,160
Total liabilities		23,702	17,546
Total equity and liabilities		117,535	110,231

The accompanying notes are an integral part of these financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Profit or Loss and Comprehensive Income

		Year Ended December 31,
		2019	2018	2017
		(€ in thousands)

Other income	15	1,933	5,761	1,495

Research and development costs	16	(46,491)	(29,514)	(31,153)
General and administrative costs		(12,887)	(12,540)	(10,840)
Total operating costs		(59,378)	(42,054)	(41,993)
Operating result		(57,445)	(36,293)	(40,498)
Financial income and expense	18	402	(792)	(3,175)
Results related to associates	8	429	—	—
Result before corporate income taxes		(56,614)	(37,085)	(43,673)
Corporate income taxes	19	(132)	(1)	(2)
Result for the year		(56,746)	(37,086)	(43,675)

Other comprehensive income (attributable to equity holders of the Company)
Items that will never be reclassified to profit or loss		—	—	—
Items that are or may be reclassified to profit or loss
Foreign operations – foreign currency translation differences		43	(28)	151
Total comprehensive loss		(56,703)	(37,114)	(43,524)

Result attributable to
Owners of the Company		(56,480)	(36,894)	(43,637)
Non-controlling interests		(266)	(192)	(38)
		(56,746)	(37,086)	(43,675)

Share information	20
Weighted average number of shares outstanding		41,037,244	34,052,520	25,374,807
Earnings per share for result attributable to the equity holders of the Company (expressed in Euro per share)
Basic and diluted loss per share		€(1.38)	€(1.08)	(1.72)

The accompanying notes are an integral part of these financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Changes in Equity

	Attributable to Equity Holders of the Company
			Equity Settled
			Employee
	Share	Share	Benefit	Translation	Accumulated		Non-controlling	Total
	Capital	Premium	Reserve	Reserve	Deficit	Total	Interests	Equity
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)

Balance at January 1, 2017	934	123,597	4,353	(15)	(75,733)	53,136	—	53,136

Result for the year	—	—	—	—	(43,637)	(43,637)	(38)	(43,675)
Other comprehensive income	—	—	—	151	—	151	—	151
Recognition of share-based payments	—	—	4,024	—	—	4,024	—	4,024
Issue of ordinary shares	343	25,342	—	—	—	25,685	—	25,685
Issue of treasury shares	180	(180)	—	—	—	—	—	—
Shares options exercised	—	4	—	—	—	4	—	4
Balance at December 31, 2017	1,457	148,763	8,377	136	(119,370)	39,363	(38)	39,325

Result for the year	—	—	—	—	(36,894)	(36,894)	(192)	(37,086)
Other comprehensive income	—	—	—	(28)	—	(28)	—	(28)
Recognition of share-based payments	4	2,185	3,224	—	—	5,413	—	5,413
Issue of ordinary shares	265	83,926	—	—	—	84,191	—	84,191
Shares options lapsed	—	—	(97)	—	97	—	—	—
Shares options exercised	—	870	(724)	—	724	870	—	870
Balance at December 31, 2018	1,726	235,744	10,780	108	(155,443)	92,915	(230)	92,685

Result for the year	—	—	—	—	(56,480)	(56,480)	(266)	(56,746)
Other comprehensive income	—	—	—	43		43	—	43
Recognition of share-based payments	15	3,145	5,948	—		9,108	—	9,108
Issue of ordinary shares	418	48,132	—	—		48,550	—	48,550
Shares options lapsed	—	—	(44)	—	44	—	—	—
Shares options exercised	—	193	(133)	—	133	193	—	193
Balance at December 31, 2019	2,159	287,214	16,551	151	(211,746)	94,329	(496)	93,833

The accompanying notes are an integral part of these financial statements. Specific reference is made to note 12.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Cash Flows

		Year Ended December 31,
		2019	2018	2017
		(€ in thousands)
Cash flow from operating activities
Result for the year		(56,746)	(37,086)	(43,675)
Adjustments for:
Amortization and depreciation	7	2,052	992	1,065
Share-based compensation	12	9,108	5,413	4,024
Financial income and expense	18	(402)	792	3,175
Results related to associates	8	(429)	—	—
Net foreign exchange gain / (loss)		43	(28)	151

Changes in working capital		1,783	1,295	164
Cash used in operations		(44,591)	(28,622)	(35,096)

Corporate income tax paid		(64)	(1)	(2)
Interest received		758	130	147
Interest paid		(73)	—	—
Net cash used in operating activities		(43,970)	(28,493)	(34,951)
Cash flow from investing activities
Purchases of property, plant and equipment		(580)	(312)	(121)
Net cash used in investing activities		(580)	(312)	(121)
Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	12	48,550	84,191	25,685
Proceeds from exercise of share options		193	870	4
Proceeds from borrowings	13	2,027	264	301
Proceeds from convertible loans	13	690	1,132	650
Repayment of lease liability	13	(1,261)	—	—
Net cash generated by financing activities		50,199	86,457	26,640
Net increase/(decrease) in cash and cash equivalents		5,649	57,652	(8,432)
Currency effect cash and cash equivalents		721	(171)	(2,669)
Cash and cash equivalents at the beginning of the year	11	105,580	48,099	59,200
Cash and cash equivalents at the end of the year	11	111,950	105,580	48,099

The accompanying notes form an integral part of these financial statements.

PROQR THERAPEUTICS N.V.

Notes to the Consolidated Financial Statements

1. General Information

ProQR Therapeutics N.V. (“ProQR” or “the Company”), is a development stage company domiciled in the Netherlands that primarily focuses on the development and commercialization of novel therapeutic medicines.

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

At December 31, 2019, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

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

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (ESOP Foundation) and has full control over this entity. ProQR Therapeutics Holding B.V. holds a 20% minority shareholding in Wings Therapeutics Inc.

As used in these consolidated financial statements, unless the context indicates otherwise, all references to “ProQR”, the “Company” or the “Group” refer to ProQR Therapeutics N.V. including its subsidiaries and the ESOP Foundation.

2. Basis of preparation

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards  (IFRS) as issued by the International Accounting Standards Board (IASB).

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

(d) Going Concern

The management board of ProQR has, upon preparing and finalizing the 2019 financial statements, assessed the Company’s ability to fund its operations for a period of at least one year after the date of signing these financial statements.

The management board of the Company expects the Company to be a going concern based on its existing funding, taking into account the Company’s current cash position and the projected cash flows based on the activities under execution on the basis of ProQR’s business plan and budget.

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

(i) Research and development expenditures

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

(f) Changes in accounting policies

IFRS 16

IFRS 16 Leases specifies how a company recognizes, measures, presents and discloses leases. The Company has implemented IFRS 16 on January 1, 2019 by applying the modified retrospective method, meaning that the 2018 comparative numbers in the current year financial statements are not restated. Under this standard, all lease contracts are recognized on the Company’s balance sheet, except for short-term and low value leases.

Upon implementation of IFRS 16, the Company recognized a lease liability and a corresponding right-of-use asset of € 2,359,000. Because the interest rate implicit in the lease could not be readily determined, future lease payments were discounted using the Company’s incremental borrowing rate on the initial application date to determine the lease liability. The weighted average incremental borrowing rate applied is 4.3%. The carrying amounts of the lease liability and right-of-use asset at December 31, 2019 are € 508,000 and € 606,000, respectively.

In the income statement, lease expenditures previously recognized in operating expenses have been replaced by depreciation and interest expenses. In 2019, depreciation expenses on the right-of-use asset amounted to € 1,187,000 and interest expenses on the lease liability amounted to € 48,000. Under IFRS 16, total expenses resulting from lease contracts can be higher in the earlier years of a lease and lower in the later years, because the interest component of total expenses typically decreases over time.

The main impact on the statement of cash flows is an increase in cash flows from operating activities, since the repayments of the principal part of the lease liability are classified in the net cash flow from financing activities. This effect amounts to € 1,261,000 in 2019.

The Company applied the following practical expedients upon implementation of the new standard:

•	Applied the short-term lease exemption, meaning that leases with a duration of less than one year are expensed in the income statement on a straight-line basis.
•	Applied the low value lease exemption, meaning that leased assets with an individual value of $ 5,000 or less if bought new are expensed in the income statement on a straight-line basis.
•	Applied the option to include non-lease components in the lease liability.

Furthermore, we used the transition option to measure the right-of-use asset based on the recognized lease liability.

Reconciliation of the prior year operating lease commitment to the opening balance sheet

At December 31, 2018, the Company reported a commitment for future minimum lease payments under non-cancellable operating leases of € 2,466,000. The lease liability recognized upon implementation of IFRS 16 on January 1, 2019 amounted to € 2,359,000. The difference of € 107,000 is caused by the effect of discounting future lease payments to determine the lease liability.

Other new Standards and Interpretations, which became effective as of January 1, 2019, did not have a material impact on our financial statements.

3. Significant Accounting Policies

The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company reassesses whether or not it controls an entity if facts and circumstances indicate that there are changes to one or more of these elements. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(ii) Non-controlling interests (“NCI”)

NCI are measured at their proportionate share of the acquiree's identifiable net assets at the acquisition date. Changes in the Company's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(iii) Loss of control

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(iv) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(v) Associates

Associates are entities over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. Equity accounting involves recording the investment in associates initially at cost, and recognizing the Company’s share of the post-acquisition results of associates in the consolidated income statement and the Company’s share of post-acquisition other comprehensive income in consolidated other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investments in associates in the consolidated statement of financial position.

When the Company’s share of losses in an associate equals or exceeds its interest in the associate, the Company does not recognize further losses unless it has incurred or guaranteed obligations in respect of the associate.

(b) Classes of financial instruments

Financial instruments are both primary financial instruments, such as receivables and payables, and financial derivatives. For the Company’s primary financial instruments, reference is made to the treatment per the corresponding balance sheet item.

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

(d) Recognition of other income

Other income includes amounts earned from third parties and is recognized when earned in accordance with the substance and under the terms of the related agreements and when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the income can be measured reliably. The grants are recognized in other income on a systematic basis over the period the Company recognizes as expenses the related costs for which the grants are expected to compensate.

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

(Government) Grant income is not recognized until there is reasonable assurance that the Company will comply with the conditions attached to them. (Government) Grants are recognized in profit or loss on a systematic basis over the period the Company recognizes as expenses the related costs for which the grants are intended to compensate.

(f) Employee benefits

(i) Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

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

(h) Property, plant and equipment

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

(ii) Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is recognized in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

• Buildings and leasehold improvements:	5-10	years;
• laboratory equipment:	5	years;
• other:	3-5	years.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(i) Impairment of assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-current assets, including right-of-use assets, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

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

(j) Financial assets

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

Specifically:

•

debt instruments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured subsequently at amortized cost, and

•	all other debt investments and equity investments are measured subsequently at fair value through profit or loss (FVTPL).

The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

(k) Cash and cash equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with original maturities of three months or less that are convertible to a known amount of cash and bear an insignificant risk of change in value.

(l) Financial liabilities and equity instruments

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

(m) Leases

The Company has applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Therefore, comparative information has not been restated and is presented applying IAS 17. The details of accounting policies under both IAS 17 and IFRS 16 are presented separately below.

Policies applicable from January 1, 2019

At inception of the contract, the Company assesses whether a contract is or contains a lease. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Company recognizes the lease payments in operating costs on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the interest rate implicit in the lease. When the interest rate implicit in the lease cannot be readily determined, the Company uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
•	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•	The amount expected to be payable by the Company under residual value guarantees;
•	The exercise price of purchase options, if the Company is reasonably certain to exercise the options; and
•	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the consolidated statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•

The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•

The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•

A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. It is subsequently measured at cost less accumulated depreciation and impairment losses.

Whenever the Company incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use asset is presented under Property, Plant and Equipment in the consolidated statement of financial position, in the category Buildings and leasehold improvements.

As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has used this practical expedient.

Policies applicable before January 1, 2019

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

4. New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2020 and have not been applied in preparing these consolidated financial statements. There are no standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions. The Company does not plan to adopt these standards early.

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

Financial risk management is carried out by the finance department. The finance department identifies and evaluates financial risks and proposes mitigating actions if deemed appropriate.

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

At December 31, 2019 there was a net asset in U.S. dollars of € 39,004,000 (2018: € 26,928,000). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result, the foreign exchange results recognized in 2019 and 2018 are mainly caused by the cash balance denominated in U.S. dollars.

A reasonably possible weakening of the U.S. dollar by 10% against the functional currency of the Company at December 31, 2019 would have increased our net loss by € 3,900,000  (2018: € 2,693,000). A 10% strengthening of the U.S. dollar against the functional current of the Company would have an equal but opposite effect on our net loss. The analysis assumes that all other variables, in particular interest rates, remain constant.

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

Furthermore, the Company does not hold investments designated for sale, therefore are not exposed to equity securities price risk.

Cash flow and fair value Interest rate risk

The Company’s exposure to interest rate risks is limited due to the use of loans with fixed rates. The Company has several loans with fixed interest rates, totaling €13,052,000 at December 31, 2019  (2018: € 9,386,000). Details on the interest rates and maturities of these loans are provided in Note 13.

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

At December 31, 2019 and December 31, 2018, substantially all of our cash and cash equivalents were held at three large institutions, Rabobank, ABN Amro and Wells Fargo. All institutions are highly rated (ratings of Aa3, A1 and A2 for Rabobank, ABN Amro and Wells Fargo respectively) with sufficient capital adequacy and liquidity metrics.

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

The table below analyzes ProQR’s undiscounted liabilities into relevant maturity groupings based on the remaining period at year-end until the contractual maturity date:

	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years
	(€ in thousands)
At December 31, 2019
Borrowings	343	10,054	4,790	322
Lease liabilities	513	—	—
Trade payables and other payables	10,142	—	—	—
Total	10,998	10,054	4,790	322

At December 31, 2018
Borrowings	—	797	8,984	—
Trade payables and other payables	8,160	—	—	—
Total	8,160	797	8,984	—

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

Substantially all non-current assets of the Company are located in the Netherlands. The amounts provided to the management board with respect to total assets and liabilities are measured in a manner consistent with that of the financial statements.

7. Property, plant and equipment (‘PP&E’)

	Buildings and
	leasehold	Laboratory
	improvements	equipment	Other	Total
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)
Balance at January 1, 2018
Cost	1,856	2,004	1,309	5,169
Accumulated depreciation	(802)	(1,069)	(793)	(2,664)
Carrying amount	1,054	935	516	2,505

Additions	18	281	13	312
Depreciation	(296)	(419)	(238)	(953)
Disposals	—	—	—	—
Movement for the period	(278)	(138)	(225)	(641)

Balance at December 31, 2018
Cost	1,874	2,285	1,322	5,481
Accumulated depreciation	(1,098)	(1,488)	(1,031)	(3,617)
Carrying amount	776	797	291	1,864

Effect of initial application of IFRS 16 Leases (note 21)	2,359	—	—	2,359

Balance at January 1, 2019
Cost	4,233	2,285	1,322	7,840
Accumulated depreciation	(1,098)	(1,488)	(1,031)	(3,617)
Carrying amount	3,135	797	291	4,223

Additions	141	694	—	835
Depreciation	(1,485)	(433)	(134)	(2,052)
Effect of lease modification (note 21)	(566)	—	—	(566)
Disposals	—	—	—	—
Movement for the period	(1,910)	261	(134)	(1,783)

Balance at December 31, 2019
Cost	3,808	2,979	1,322	8,109
Accumulated depreciation	(2,583)	(1,921)	(1,165)	(5,669)
Carrying amount	1,225	1,058	157	2,440

The depreciation charge for 2019 is included in the research and development costs for an amount of € 1,583,000 (2018: € 725,000) and in the general and administrative costs for an amount of € 469,000 (2018: € 228,000).

Buildings and leasehold improvements include a right-of-use asset relating to the lease of our Leiden office and laboratory space, with a carrying amount of € 606,000 at December 31, 2019 (2018: € nil).

8. Investments in associates

In May 2019, the Company acquired a non-controlling stake in Wings Therapeutics Inc. as part of the strategic spin out of the Dystrophic Epidermolysis Bullosa (DEB) activities. Wings Therapeutics Inc. was formed and financed by EB Research Partnership (EBRP), the largest global non-profit dedicating to treating and curing EB. Wings Therapeutics focuses on developing therapies for DEB and continues to conduct the ongoing clinical trial with QR-313 targeting exon 73 as well as progress other RNA molecules that are designed for other mutations that cause DEB.

Investment
in associate
(€ in thousands)
Balance at January 1, 2018 and December 31, 2018	—

Investment in associate	949
Share in result	(520)

Balance at December 31, 2019	429

9. Social Security and Other Taxes

	December 31,	December 31,
	2019	2018
	(€ in thousands)
Value added tax	557	311
Wage tax	293	932
	850	1,243

All receivables are considered short-term and due within one year.

10. Prepayments and Other Receivables

	December 31,	December 31,
	2019	2018
	(€ in thousands)
Prepayments	1,526	645
Other receivables	340	899
	1,866	1,544

All receivables are considered short-term and due within one year.

11. Cash and Cash Equivalents

	December 31,	December 31,
	2019	2018
	(€ in thousands)
Cash at banks	111,950	105,580
Bank deposits	—	—
	111,950	105,580

The cash at banks is at full disposal of the Company.

12. Shareholders’ Equity

(a) Share capital

	Number of shares 2019	Number of shares 2018	Number of shares 2017
	Ordinary	Ordinary	Ordinary
Balance at January 1	43,149,987	36,425,014	23,346,856
Issued for cash	10,454,545	6,612,500	8,573,975
Issued for services	371,306	112,473	—
Exercise of share options	46,900	226,098	1,034
Treasury shares issued (transferred)	(46,900)	(226,098)	4,503,149
Balance at December 31	53,975,838	43,149,987	36,425,014

The authorized share capital of the Company amounting to € 7,200,000 consists of 90,000,000 ordinary shares and 90,000,000 preference shares with a par value of € 0.04 per share. At December 31, 2019,  53,975,838 ordinary shares were issued and fully paid in cash, of which 4,230,151 were held by the Company as treasury shares (2018:  4,277,051).

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

In November 2018, the Company issued 112,473 shares in the aggregate amount of $ 2,500,000, at $ 22.23 (€ 19.46) per share to Ionis Pharmaceuticals, Inc. Under the terms of the agreement, an upfront payment in ordinary shares to its common stock was made to Ionis upon signing the worldwide license agreement. The Company was granted an exclusive worldwide license to QR-1123 and relevant patents. The Company will also make future milestone payments, certain of which will be made in equity and others in cash or equity at the company’s discretion, and royalties on net sales of 20% through the royalty term.

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

In October 2019, the Company consummated an underwritten public offering of 10,454,545 ordinary shares at an issue price of $ 5.50 per share. The gross proceeds from this offering amounted to € 51,597,000 while the transaction costs amounted to € 3,047,000, resulting in net proceeds of € 48,550,000.

In December 2019, the Company issued 371,306 shares in the aggregate amount of $ 3,501,000, at $ 9.43 (€ 8.51) per share to Ionis Pharmaceuticals, Inc. Under the terms of the agreement, the second installment of the upfront payment in ordinary shares to the Company’s common stock was made to Ionis upon the dosing of the first patient in the phase 1/2 Aurora clinical trial for QR-1123.

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

(d) Share options

The Company operates an equity-settled share-based compensation plan which was introduced in 2013. Options may be granted to employees, members of the Supervisory Board, members of the Management Board and consultants. The compensation expenses included in operating costs for this plan were € 5,948,000 in 2019 (2018: € 3,224,000), of which € 3,323,000 (2018: € 2,167,000) was recorded in general and administrative costs and € 2,625,000 (2018: € 1,057,000) was recorded in research and development costs based on employee allocation.

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

Share options granted to employees and consultants are measured at the fair value of the equity instruments granted. Fair value is determined through the use of an option-pricing model considering, among others, the following variables:

•	the exercise price of the option;
•	the expected life of the option;
•	the current value of the underlying shares;
•	the expected volatility of the share price;
•	the dividends expected on the shares; and
•	the risk-free interest rate for the life of the option.

The fair value of the options is estimated at the date of grant using the Black-Scholes option-pricing model, with on average the following assumptions:

	Options granted		Options granted		Options granted
	in 2019		in 2018		in 2017
Risk-free interest rate	2.430%		2.223%		1.913%
Expected dividend yield	—%		—%		—%
Expected volatility	80.2%		80.9%		88.7%
Expected life in years	5	years	5	years	5	years

The resulting weighted average grant date fair value of the options amounted to € 7.71 in 2019 (2018: € 2.02). The stock options granted have a 10-year life following the grant date and are assumed to be exercised five years from date of grant for all awards.

Movements in the number of options outstanding and their related weighted average exercise prices are as follows:

	2019		2018		2017
	Number of	Average	Number of	Average	Number of	Average
	options	exercise price	options	exercise price	options	exercise price
Balance at January 1	4,511,512	€4.24	3,331,875	€4.78	2,205,989	€4.88
Granted	1,237,506	€11.77	1,570,366	€3.11	1,199,447	€4.63
Forfeited	(119,338)	€9.35	(142,467)	€4.29	(72,527)	€5.56
Exercised	(46,900)	€4.18	(226,098)	€4.02	(1,034)	€3.54
Expired	(7,326)	€8.76	(22,164)	€6.42	—	€—
Balance at December 31	5,575,454	€5.80	4,511,512	€4.24	3,331,875	€4.78
Exercisable at December 31	2,521,477		1,683,731		1,148,893

The options outstanding at December 31, 2019 had an exercise price in the range of € 1.11 to € 20.34 (2018: € 1.11 to € 20.34) and a weighted-average contractual life of 7.2 years (2018: 7.6 years).

The weighted-average share price at the date of exercise for share options exercised in 2019 was € 12.47 (2018: € 15.36).

Please refer to Note 23 for the options granted to key management personnel.

13. Non-current liabilities

(a) Borrowings

	December 31,	December 31,
	2019	2018
	(€ in thousands)
Innovation credit	7,191	5,164
Accrued interest on innovation credit	3,124	2,351
Convertible loans	2,473	1,783
Accrued interest on convertible loans	264	88
Total borrowings	13,052	9,386
Current portion	(343)	—
	12,709	9,386

Innovation credit (“Innovatiekrediet”)

On June 1, 2012, ProQR was awarded an Innovation credit by the Dutch government, through its agency RVO of the Ministry of Economic Affairs, for the Company’s cystic fibrosis program. Amounts were drawn under this facility in the course of the years 2013 through 2017. The credit covers 35% of the costs incurred in respect of the program up to € 5,000,000.

The credit is interest-bearing at a rate of 10% per annum. In October 2018 ProQR received a conditional waiver of the € 5,000,000 Innovation credit. Consequently, the repayment of the total loan of € 8,085,000 including interest, will be waived if conditions are met, which will be reviewed annually for 3 years.

On December 10, 2018 ProQR was awarded an Innovation credit for the sepofarsen program. Amounts will be drawn under this facility from 2018 through 2021. The credit of € 4,755,000 through December 31, 2021 will be used to conduct the Phase 2/3 clinical study and efforts to obtain regulatory and ethical market approval (NDA/MAA) of sepofarsen for LCA10, of which € 2,230,000 had been received at December 31, 2019. The credit, including accrued interest of 10% per annum, is repayable depending on obtaining market approval.

The assets which are co-financed with the granted innovation credits are subject to a right of pledge for the benefit of RVO.

Convertible loans

Convertible loans were issued to Amylon Therapeutics B.V. in 2017,  2018 and 2019 and are interest-bearing at an average rate of 8% per annum. They are convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 – 36 months in equal quarterly terms.

In March 2018, the Company entered into a convertible loan (the “Loan”), pursuant to which we borrowed an aggregate of € 260,000 from the lender. The loan bears interest at a rate of 3% per annum. The outstanding principal and interest under the Loan is convertible into a variable number of ordinary shares at the option of the holder in case financing criteria are met. If these criteria are not met on or before March 1, 2022, the outstanding amount will be fully converted into our ordinary shares.

14. Current Liabilities

	December 31,	December 31,
	2019	2018
	(€ in thousands)
Borrowings	343	—
Lease liabilities	508	—
Trade payables	445	135
Current income tax liability	64	—
Social securities and other taxes	108	—
Pension premiums	2	7
Deferred income	711	545
Accrued expenses and other liabilities	8,812	7,473
	10,993	8,160

At December 31, 2019 and 2018, current liabilities included deferred income resulting from funds received for our research and innovation programs. Accrued expenses and other liabilities consisted principally of accruals for services provided by vendors not yet billed, payroll-related accruals and other miscellaneous liabilities.

15. Other income

	2019	2018	2017
	(€ in thousands)
Grant income	1,778	5,378	870
Rental income from property subleases	—	174	625
Other income	155	209	—
	1,933	5,761	1,495

Other income is incidental by nature. On February 9, 2018, the Company entered into a partnership agreement with Foundation Fighting Blindness (FFB), under which FFB has agreed to provide funding of $ 7,500,000 for the preclinical and clinical development of QR‑421a for Usher syndrome type 2A targeting mutations in exon 13. FFB grant income amounted to € 1,312,000 in 2019 compared to € 2,478,000 in 2018.

On June 5, 2018, the Company entered into a partnership agreement with EB Research Partnership (EBRP) and EB Medical Research Foundation (EBMRF) under which EBRP and EBMRF have agreed to provide funding of $ 5,000,000 for the clinical development of QR‑313 for Dystrophic Epidermolysis Bullosa targeting mutations in exon 73. The EBRP/EBMRF grant agreement was terminated on March 26, 2019 as part of the strategic spin out of the Dystrophic Epidermolysis Bullosa (DEB) activities into a newly formed company, Wings Therapeutics.  As such, no grant income was recognized in 2019 related to this grant. In 2018,  € 1,301,000 had been recognized as other income.

In 2015, the European Commission (EC) through its Horizon 2020 program awarded us and our academic partners a grant of € 5,997,000 to support the clinical development of eluforsen (ProQR: € 4,627,000). Horizon 2020 is one of the largest research and innovation programs in the European Union with nearly € 80 billion in available funding for qualified projects from 2014 to 2020. This program has ended at December 31, 2017 and the final amount of € 1,300,000 was recognized as other income in 2018.

16. Research and Development Costs

Research and development costs amounted to € 46,491,000 in 2019  (2018: € 29,514,000, 2017: € 31,153,000) and comprise allocated employee costs, the costs of materials and laboratory consumables, the costs of external studies including, amongst others, clinical studies and toxicology studies and external research, license- and IP-costs and allocated other costs.

17. Employee Benefits

	2019	2018	2017
	(€ in thousands)
Wages and salaries	13,187	11,558	11,855
Social security costs	1,433	1,346	1,285
Pension costs — defined contribution plans	910	868	860
Equity-settled share based payments	5,948	3,224	4,024
	21,478	16,996	18,024
Average number of employees for the period	139.8	127.7	139.9

Employees per activity at December 31 (converted to FTE):

	December 31, 2019	December 31, 2018	December 31, 2017
Research and Development	118.3	89.2	96.2
General and Administrative	36.1	29.6	34.0
Total number of employees at December 31 (converted to FTE)	154.4	118.8	130.2

Of all employees 143.1 FTE are employed in the Netherlands (2018: 112.8 FTE).

Included in the wages and salaries for 2019 is a credit of € 714,000  (2018: € 1,294,000, 2017: € 723,000) with respect to WBSO subsidies.

18. Financial Income and Expense

	2019	2018	2017
	(€ in thousands)
Interest income:
Current accounts and deposits	763	189	90
Interest costs:
Interest on loans and borrowings	(1,083)	(810)	(596)
Foreign exchange result:
Net foreign exchange benefit/(loss)	722	(171)	(2,669)
	402	(792)	(3,175)

19. Income Taxes

The calculation of the tax charge is as follows:

	2019	2018	2017
	(€ in thousands)
Income tax based on domestic rate	14,261	9,106	10,918
Tax effect of:
Different tax rates in foreign jurisdictions	17	—	—
Non-deductible expenses	(1,501)	(818)	(634)
Stock issue expenditures that are deductible	843	1,448	—
Change in unrecognized deductible temporary differences	(7)	(25)	(25)
Current year losses for which no deferred tax asset was recognized	(13,703)	(9,712)	(10,261)
Under-provision in previous years	(42)	—	—
Income tax charge	(132)	(1)	(2)
Effective tax rate	—%	—%	—%

The Company recognizes deferred tax assets arising from unused tax losses or tax credits only to the extent that the Company has sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized. Management’s judgment is that such convincing evidence is currently not sufficiently available and a deferred tax asset is therefore only recognized to the extent that the Company has sufficient taxable temporary differences. Consequently, the Company has not recognized a deferred tax asset related to operating losses.

As per December 31, 2019, the Company has a total amount of € 218.7 million (2018: € 162.6 million, 2017: € 123.9 million) tax loss carry-forwards available for offset against future taxable profits. According to current tax regulations the first amount of the tax loss carry-forwards will expire in 2021.

20. Earnings Per Share

(a) Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the result attributable to equity holders of the Company by the weighted average number of shares outstanding during the year.

	2019	2018	2017
Result attributable to equity holders of the Company (€ in thousands)	(56,480)	(36,894)	(43,637)
Weighted average number of shares outstanding	41,037,244	34,052,520	25,374,807
Basic (and diluted) earnings per share (€ per share)	€(1.38)	€(1.08)	€(1.72)

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

21. Leases

The Company leases office and laboratory facilities of 2,960 square meters at Zernikedreef in Leiden, the Netherlands, where our headquarters and our laboratories are located. The current lease agreement for these facilities ends on June 30, 2020. A renewed lease agreement is in place for a 10-year period starting on July 1, 2020, which may be extended for subsequent 5-year terms. This new lease agreement will increase the number of square meters leased to 4,772 and contains no significant dismantling requirements.

The lease liability and the corresponding right-of-use asset for the Leiden office and laboratory facilities initially recognized on January 1, 2019 both amounted to € 2,359,000. In September 2019, the lease agreement was modified, resulting in a reduction in the carrying amount of the right-of-use asset of € 566,000 and a reduction in the lease liability of € 590,000. The modification consisted of a change in the termination date from December 31, 2020 to June 30, 2020, as a result of the new lease commencing on July 1, 2020.

The following table summarizes the relevant disclosures in relation to our leases in 2019:

2019
(€ in thousands)
Depreciation charge for right-of-use asset	1,187
Interest expense on lease liability	48
Expense relating to short-term leases	189
Total cash outflow for leases	1,310
Additions to right-of-use assets during the period	—

The carrying amount of the right-of-use asset at the end of the reporting period is disclosed in note 7 Property, Plant & Equipment.

A maturity analysis of our lease liability is included in note 5 Financial Risk Management under (c) Liquidity risk. The total undiscounted commitment for the new lease agreement to which the Company had committed at December 31, 2019 amounts to € 12,864,000. This amount does not include potential commitments that may arise from contractual extension options, as the Company is not reasonably certain that any extension options will be exercised.

The lease expenditure charged to the income statement in 2018 amounted to € 1,813,000 (2017: € 2,103,000).

The Company leased out a part of its office in the U.S. and the Netherlands during 2017 and early 2018. In 2019, total sublease income amounted to € nil (2018: € 174,000, 2017: € 625,000). In 2018 and 2017, sublease income was recorded in other income.

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

In 2012, the Company and the General Hospital Corporation (MGH) have entered into a Patent License Agreement for the Company’s CF program pursuant to which the Company may have certain royalty and milestone obligations. The Company is also obligated to pay MGH up to $ 700,000 (€ 623,000) in milestone payments upon the achievement of certain development and regulatory milestones and, beginning after its first commercial sale of a product covered by the licensed patent rights, a $ 10,000 (€ 9,000) annual license fee which is creditable against royalties due to MGH in the same calendar year. In addition, the Company is obligated to pay MGH 2% of any net sales by the Company, its affiliates or sublicensees on licensed products made or sold in the United States, as well as a low double-digit percentage of any payments the Company may receive from any sublicensee anywhere in the world.

(c) Clinical support agreements

In August 2014, the Company entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide the Company with up to $ 3 million (€ 2.7 million) to support the clinical development of eluforsen.

Pursuant to the terms of the agreement, the Company is obligated to make a one-time milestone payment to CFFT of up to approximately $ 16 million (€ 14 million), payable in three equal annual installments following the first commercial sale of eluforsen, the first of which is due within 90 days following the first commercial sale. The Company is also obligated to make a one-time milestone payment to CFFT of up to $ 3 million (€ 2.7 million) if net sales of eluforsen exceed $ 500 million (€ 445 million) in a calendar year. Lastly, the Company is obligated to make a payment to CFFT of up to approximately $ 6 million (€ 5 million) if it transfers, sells or licenses eluforsen other than for certain clinical or development purposes, or if the Company enters into a change of control transaction prior to commercialization. However, the payment in the previous sentence may be set-off against the $ 16 million milestone payment. Either CFFT or the Company may terminate the agreement for cause, which includes the Company’s material failure to achieve certain commercialization and development milestones. The Company’s payment obligations survive the termination of the agreement.

On February 9, 2018, the Company entered into an agreement with Foundation Fighting Blindness (FFB), under which FFB will provide funding of $ 7.5 million (€ 6.7 million) to advance QR‑421a into the clinic and will receive future milestone payments.

Pursuant to the terms of the agreement, the Company is obligated to make a one-time milestone payment to FFB of up to $ 37.5 million (€ 33.4 million), payable in four equal annual installments following the first commercial sale of QR‑421a, the first of which is due within 60 days following the first commercial sale. The Company is also obligated to make a payment to FFB of up to $ 15 million (€ 13.4 million) if it transfers, sells or licenses QR‑421a other than for certain clinical or development purposes, or if the Company enters into a change of control transaction. However, the payment in the previous sentence may be set-off against the $ 37.5 million milestone payment. Either FFB or the Company may terminate the agreement for cause, which includes the Company’s material failure to achieve certain commercialization and development milestones. The Company’s payment obligations survive the termination of the agreement.

On June 5, 2018, the Company entered into a partnership agreement with EB Research Partnership (EBRP) and EB Medical Research Foundation (EBMRF) under which EBRP and EBMRF have agreed to provide funding of $ 5.0 million for the clinical development of QR-313 for Dystrophic Epidermolysis Bullosa targeting mutations in exon 73. This agreement was terminated in March 2019 as part of the WINGS Therapeutics Inc. spin-out.

(d) Research and development commitments

The Company has research and development commitments, mainly with CRO’s, amounting to € 19,472,000 at December 31, 2019  (2018: € 8,114,000). Of these obligations an amount of € 10,234,000 is due in 2020, the remainder is due in 1 to 5 years.

23. Related-Party Transactions

Details of transactions between the Company and related parties are disclosed below.

(a) Compensation of the Supervisory Board

The remuneration of the supervisory board members in 2019 is set out in the table below:

	2019
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total
	(€ in thousands)
Mr. Dinko Valerio	74	—	106	180
Mr. Antoine Papiernik	104	—	—	104
Ms. Alison Lawton	41	—	107	148
Mr. Paul Baart	144	—	—	144
Mr. James Shannon	48	—	109	157
Mr. Bart Filius	30	—	26	56
Ms. Theresa Heggie	19	—	18	37
	460	—	366	826

The remuneration of the supervisory board members in 2018 is set out in the table below:

	2018
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total
	(€ in thousands)
Mr. Dinko Valerio	36	—	69	105
Mr. Antoine Papiernik	72	—	—	72
Ms. Alison Lawton	31	—	75	106
Mr. Paul Baart	80	—	—	80
Mr. James Shannon	33	—	73	106
	252	—	217	469

The 2017 remuneration is set out in the table below:

	2017
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total
	(€ in thousands)
Mr. Dinko Valerio	36	—	87	123
Mr. Henri Termeer	28	—	160	188
Mr. Antoine Papiernik	76	—	—	76
Ms. Alison Lawton	31	—	99	130
Mr. Paul Baart	84	—	—	84
Mr. James Shannon	33	—	92	125
	288	—	438	726

As at December 31, 2019:

•

Mr. Dinko Valerio holds 693,420 ordinary shares in the Company, as well as 130,843 options. These options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant. In 2019, Mr. Valerio was granted 14,918 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 13.78 per option. In 2018, Mr. Valerio was granted 27,500 options at an average exercise price of € 2.74 per option. In 2017, Mr. Valerio was granted 32,164 options at an average exercise price of € 4.65 per option. On September 12, 2017, Mr. Valerio provided a convertible loan to Amylon Therapeutics B.V. This loan is interest-bearing at an average rate of 8% per annum and is convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 months in equal quarterly terms.

•

Mr. Antoine Papiernik does not hold any shares or options in the Company. As a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, holder of 2,764,194 ordinary shares, Mr. Papiernik may be deemed to have share voting and investment power with respect to such shares.

•

Ms. Alison Lawton holds 111,391 options. In 2019, Ms. Lawton was granted 14,918 options under the Option Plan to acquire depositary receipts issued for ordinary shares at with an exercise price of € 13.78 per option. In 2018, Ms. Lawton was granted 27,500 options with an average exercise price of € 2.74 per option. In 2017, Ms. Lawton was granted 32,164 options with an average exercise price of € 4.65 per option. Under these option grants options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant.

•

Mr. James Shannon holds 61,538 ordinary shares in the Company and 107,651 options. In 2019, Mr. Shannon was granted 14,918 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 13.78 per option. In 2018, Mr. Shannon was granted 27,500 options at an exercise price of € 2.74 per option. In 2017, Mr. Shannon was granted 32,164 options at an exercise price of € 4.65 per option. Under these option grants options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant.

•

Mr. Bart Filius holds 12,755 options. These options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant. In 2019, Mr. Filius was granted 12,755 options under the Option Plan to acquire depositary receipts issued for ordinary shares at with an exercise price of € 10.47 per option.

•

Ms. Theresa Heggie holds 13,334 options. These options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant. In 2019, Ms. Heggie was granted 13,334 options under the Option Plan to acquire depositary receipts issued for ordinary shares at with an exercise price of € 8.00 per option.

(b) Compensation of key management

Our management board is supported by our officers, or senior management. The total remuneration of the management board and senior management in 2019 amounted to € 6,117,000 with the details set out in the table below:

	2019
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total
	(€ in thousands)
Mr. D.A. de Boer[1]	722	10	1,533	2,265
Management Board	722	10	1,533	2,265
Senior Management	1,545	48	2,259	3,852
	2,267	58	3,792	6,117

1	Short term employee benefits includes a bonus for Mr. Daniel de Boer, of € 273,000 based on goals realized in 2019.

The total remuneration of the management board and senior management in 2018 amounted to € 5,481,000 with the details set out in the table below:

	2018
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total
	(€ in thousands)
Mr. D.A. de Boer[1]	726	9	668	1,403
Mr. R.K. Beukema[2]	809	16	464	1,289
Management Board	1,535	25	1,132	2,692
Senior Management	1,726	64	999	2,789
	3,261	89	2,131	5,481

1	Short term employee benefits includes a bonus for Mr. Daniel de Boer of € 281,000 based on goals realized in 2018.
2	Short term employee benefits includes a bonus for Mr. René Beukema of € 134,000 based on goals realized in 2018.

The total remuneration of the management board and senior management in 2017 amounted to € 5,096,000 with the details set out in the table below:

	2017
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total
	(€ in thousands)
Mr. D.A. de Boer[1]	570	8	622	1,200
Mr. R.K. Beukema[2]	411	15	261	687
Management Board	981	23	883	1,887
Senior Management	1,719	66	1,424	3,209
	2,700	89	2,307	5,096

1	Short term employee benefits includes a bonus for Mr. Daniel de Boer of € 217,000 based on goals realised in 2017.
2	Short term employee benefits includes a bonus for Mr. René Beukema of € 113,000 based on goals realised in 2017.

As at December 31, 2019:

•

Mr. Daniel de Boer holds 705,309 ordinary shares in the Company as well as 1,081,815 options. In 2019, Mr. de Boer was awarded 253,192 options to acquire ordinary shares at an exercise price of € 13.78 per option. In 2018, Mr. de Boer was awarded 379,285 options at an exercise price of € 2.74 per option. In 2017, Mr. de Boer was awarded 239,717 options at an exercise price of € 4.65 per option. These options vest over four years in equal annual installments and had a remaining weighted-average contractual life of 7.5 years at December 31, 2019.

ProQR does not grant any loans, advance payments and guarantees to members of the Management and Supervisory Board.

24. Auditor fees

The fees for services provided by our external auditor, Deloitte Accountants B.V., are specified below for each of the financial years indicated:

	2019	2018	2017
	(€ in thousands)
Audit fees	515	181	175
Audit-related fees	57	261	140
Tax fees	—	—	—
All other fees	—	—	—
	572	442	315

Auditor fees consist of aggregate fees for professional services provided in connection with the annual audit of our financial statements, procedures on our quarterly financial statements, consultations on accounting matters directly related to the audit, and comfort letters, consents and review of documents filed with the SEC.

25. Subsequent events

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a “pandemic”. The Company expects a delay in patient enrollment of all of its ongoing and scheduled trials, including the pivotal trial of sepofarsen for Leber’s congenital amaurosis 10. The duration and full effects of the COVID-19 outbreak are yet unknown. The Company is implementing mitigation procedures that support a rapid ramp up in enrollment as soon as the disruption resolves, including additional patient identification activities and documentation for additional site activations, while prioritizing the safety of trial participants.