Form 20-F
period 2020-12-31
ProQR Therapeutics N.V.
filed 2021-03-24
CIK 1612940

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ordinary shares, nominal value € 0.04 per share: 54,131,553

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

◻ Yes   ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes   ⌧ No

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

⌧ Yes   ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes   ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

◻ Large accelerated filer	⌧ Accelerated filer	◻ Non-accelerated filer	◻ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to section 13(a) of the Exchange Act. ◻

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ⌧

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

◻ U.S. GAAP	⌧ International Financial Reporting Standards as issued by the International Accounting Standards Board	◻ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17   ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

◻ Yes   ⌧ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ⌧ Yes   ◻ No

Summary of the Material and Other Risks Associated with Our Business

Our business is subject to numerous material risks and uncertainties that you should be aware of in evaluating our business, including those described in Part I, Item 3.D: “Risk Factors” in this Annual Report on Form 20-F. These risks include, but are not limited to, the following:

●	We are a clinical stage biopharmaceutical company with a history of losses. We expect to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability, which could result in a decline in the market value of our ordinary shares.

●	We will require additional capital to fund our operations and if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates.
●	We have a limited operating history, which may make it difficult to evaluate the success of our business to date and to assess our future viability.
●	COVID-19 may materially and adversely affect our business and our financial results.
●	We depend on the success of our product candidates, most of which are in early phases of development. We cannot be certain that we will be able to successfully complete the clinical development of, obtain regulatory approval for, or successfully commercialize our product candidates.
●	The regulatory approval processes of the FDA, the EMA and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
●	Failures or delays in the commencement or completion of our preclinical studies or ongoing or planned clinical trials of our product candidates could result in increased costs to us and could delay, prevent or limit our ability to generate revenue and continue our business.
●	Positive results from early clinical trials and preclinical testing of our product candidates are not necessarily predictive of the results of later clinical trials for our product candidates. If we cannot achieve positive results in our clinical trials for our product candidates, we may be unable to successfully develop, obtain regulatory approval for and commercialize them.
●	If we are not able to obtain and maintain orphan product exclusivity for sepofarsen, QR-421a, QR-1123 or QR-411, or obtain such status for future product candidates for which we seek this status, or if our competitors are able to obtain orphan product exclusivity before we do, we may not be able to obtain approval for our competing products for a significant period of time.
●	Our development and commercialization strategy for our product candidates relies in part upon certain patent rights that we license from third parties, and termination of such license could have a materially adverse effect on our business, financial condition, results of operations and prospects.
●	We rely on third-party manufacturers and suppliers and we intend to rely on third parties to produce preclinical, clinical and commercial supplies of our product candidates.
●	We license patent rights from third-party owners or licensees and if we fail to comply with our obligations in our intellectual property licenses, we could lose rights that are fundamental to our business.
●	Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
●	We or our licensors or any future collaborators or strategic partners may become subject to third party claims or litigation alleging infringement of patents or other proprietary rights or seeking to invalidate patents or other proprietary rights, and we may need to resort to litigation to protect or enforce our patents or other proprietary rights, all of which could be costly, time consuming, delay or prevent the development and commercialization of our product candidates, or put our patents and other proprietary rights at risk.
●	Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.
●	We face competition from entities that have developed or may develop product candidates for our target indications. If these companies develop technologies or product candidates more rapidly than we do or their technologies, including delivery technologies, are more effective, our ability to develop and successfully commercialize our product candidates may be adversely affected.
●	Even if we are able to commercialize any of our product candidates, the products may not receive coverage and adequate reimbursement from third-party payors, which could harm our business.

●	Any inability to attract and retain qualified key management and technical personnel would impair our ability to implement our business plan.
●	Members of our management board and supervisory board and our principal shareholders and their affiliates have significant control over our company, which will limit other stakeholders’ ability to influence corporate matters and could delay or prevent a change in corporate control.
●	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
●	Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company for U.S. federal income tax purposes.
●	The rights and responsibilities of our shareholders are governed by Dutch law and differ in some important respects from the rights and responsibilities of shareholders under U.S. law.

The material and other risks summarized above should be read together with the text of the full risk factors below and in the other information set forth in this Annual Report on Form 20-F, including our consolidated financial statements and the related notes, as well as in other documents that we file with the Securities and Exchange Commission. If any such material and other risks and uncertainties actually occur, our business, prospects, financial condition and results of operations could be materially and adversely affected. The risks summarized above or described in full below are not the only risks that we face. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial may also materially adversely affect our business, prospects, financial condition and results of operations.

Introduction

This document contains information required for the annual report on Form 20-F for the year ended December 31, 2020 of ProQR Therapeutics N.V. (the “2020 Form 20-F”). Unless the context specifically indicates otherwise, references in this 2020 Form 20-F to “ProQR Therapeutics N.V.”, “ProQR Therapeutics”, “ProQR”, “we”, “our”, “ours”, “us”, the “Company” or similar terms refer to ProQR Therapeutics N.V.

IFRS based information

The audited financial statements as at December 31, 2020 and 2019, and for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, included in the 2020 Form 20-F have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements, including in relation to the clinical development of sepofarsen (formerly known as QR-110), QR-421a, QR-1123, QR-504a, or any other pipeline program, to be materially different from our expectations. These risks include, but are not limited to, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners, the impact on our operations and activities that may be slowed or halted by the COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; and general business, financial and accounting risks and litigation, and the other risks discussed in further detail in Item 3.D: “Risk Factors”.

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

Item 2: Offer Statistics and Expected Timetable

Not applicable.

Item 3: Key Information

A. Selected financial data

The following table sets forth selected financial data for ProQR Therapeutics N.V. for the periods indicated. We derived the selected financial data from our consolidated audited financial statements 2016 through 2020.

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

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2019	2018	2017	2016

	(€ in thousands, except for per share data)
Statement of comprehensive loss data:
Other income	9,452	1,933	5,761	1,495	1,828
Research and development costs	(38,135)	(46,491)	(29,514)	(31,153)	(31,923)
General and administrative costs	(13,685)	(12,887)	(12,540)	(10,840)	(9,478)
Operating result	(42,368)	(57,445)	(36,293)	(40,498)	(39,573)
Finance income and expense	(3,716)	402	(792)	(3,175)	470
Results related to financial liabilities measured at fair value through profit or loss	(84)	—	—	—	—
Results related to associates	(322)	429	—	—	—
Corporate income taxes	(124)	(132)	(1)	(2)	—
Result for the year	(46,614)	(56,746)	(37,086)	(43,675)	(39,103)
Other comprehensive income	(340)	43	(28)	151	(16)
Total comprehensive loss (attributable to equity holders of the Company)	(46,954)	(56,703)	(37,114)	(43,524)	(39,119)
Share information
Weighted average number of shares outstanding	50,060,565	41,037,244	34,052,520	25,374,807	23,346,507
Basic and diluted loss per share attributable to the equity holders of the Company (expressed in Euro per share)	€(0.93)	€(1.38)	€(1.08)	€(1.72)	€(1.67)

	As at December 31,
	2020	2019	2018	2017	2016

	(€ in thousands)
Statement of financial position data:
Cash and cash equivalents	75,838	111,950	105,580	48,099	94,865
Total assets	98,729	117,535	110,231	53,103	115,247
Total liabilities	42,183	23,702	17,546	13,778	5,843
Total shareholders’ equity	57,091	94,329	92,915	39,363	109,404

The selected financial data in the tables above include the effect of IFRS 16 Leases as of 2019.

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

We are a clinical stage biopharmaceutical company with a limited operating history, engaged in the discovery and development of RNA-based therapeutics for the treatment of severe genetic disorders focused on inherited retinal diseases. Since our inception in February 2012, we have devoted a significant portion of our resources to the development of our product candidates in Leber congenital amaurosis (LCA), sepofarsen; Usher syndrome, QR-421a; autosomal dominant retinitis pigmentosa (adRP), QR-1123; and Fuchs endothelial corneal dystrophy, QR-504a, as well as other pipeline programs including eluforsen for cystic fibrosis and QR-313 for epidermolysis bullosa. We have had significant operating losses since our inception. Our net losses for the years ended December 31, 2018, December 31, 2019 and December 31, 2020 were, € 37,086,000, € 56,746,000 and € 46,614,000 respectively. At December 31, 2020, we had an accumulated deficit of € 257,747,000. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Most of our continuing technologies and product candidates are in early stages of development – except for sepofarsen, which is in a late stage of development - and we are subject to the risks of failure inherent in the development of product candidates based on novel technologies.

To date, the only material income we have generated has been from the receipt of (government) research grants. Our ability to generate revenue and become profitable depends upon our ability to obtain regulatory approval and successfully commercialize sepofarsen, QR-421a, QR-1123 or any other product candidates that we may develop, in-license or acquire in the future.

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

Our ability to generate revenue from our product candidates also depends on a number of additional factors, including our ability to:

●	successfully complete development activities, including the ongoing and planned preclinical and clinical studies for our product candidates;
●	complete and submit New Drug Applications (NDAs) to the U.S. Food and Drug Administration (FDA) and Marketing Authorization Applications (MAAs) to the European Medicines Agency (EMA), and obtain regulatory approval for indications for which there is a commercial market;
●	complete and submit applications to, and obtain regulatory approval from, other foreign regulatory authorities;
●	set a commercially viable price for any products for which we may receive approval;
●	obtain commercial quantities of our products at acceptable cost levels;
●	continue to develop a commercial organization capable of sales, marketing and distribution for the products we intend to sell ourselves in the markets in which we have retained commercialization rights;
●	find suitable partners to help us market, sell and distribute our approved products that we do not intend to sell ourselves in one or more markets;
●	achieve acceptance among patients, clinicians and advocacy groups for any product we develop; and
●	obtain coverage and adequate reimbursement for our products from third-parties, including government payors.

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

Even if we are able to generate revenues from the sale of any of our product candidates, we may not become profitable and may need to obtain additional funding to continue operations. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce our operations, which could result in a decline in the market value of our ordinary shares.

We will require additional capital to fund our operations and if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts of cash to conduct further research and development and preclinical testing and clinical trials of our product candidates, to seek regulatory approvals for our product candidates and to launch and commercialize any product candidates for which we receive regulatory approval, including potentially building our own commercial organization to serve the United States, the European Union and certain other markets. As at December 31, 2020, we had € 75,838,000 in cash and cash equivalents. Based on our current operating plan, we believe that the existing cash and cash equivalents will be sufficient to fund our anticipated level of operations into 2023. However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with successful development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

●	the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our product candidates, and the resumption of, and expenses associated with, our development activities that have been disrupted due to the COVID-19 pandemic;
●	the clinical development plans we establish for these product candidates;
●	the number and characteristics of product candidates that we develop or may in-license, or programs that we may pursue in our innovation unit;
●	the terms of any collaboration arrangements we may choose to enter into;
●	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable foreign regulatory authorities;
●	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;
●	the cost of defending any intellectual property disputes, including patent infringement actions brought by third parties against us or our product candidates;
●	the effect of competing technological and market developments;
●	the cost and timing of completion of commercial-scale outsourced manufacturing activities; and
●	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates or one or more of our other research and development initiatives. We also could be required to seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be acceptable or relinquish or license on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves.

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

The continued effects of the COVID-19 pandemic could adversely impact our clinical trials or preclinical studies, including our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, have heightened exposure to COVID-19 . For instance, the COVID-19 pandemic has resulted in the delay of all of our ongoing and scheduled trials, including our ongoing pivotal trial of sepofarsen for LCA10. While we have implemented mitigation procedures designed to enable us to resume our development activities when the disruption resolves, there can be no assurance that these procedures will continue to be successful or that we can avoid a material and adverse disruption to our business in case a further spike in the number of infections would occur in countries where patients are expected to be enrolled or where they are located. As the pandemic continues, we have experienced the prioritization of hospital resources toward the treatment of COVID-19 patients and restrictions in travel. Furthermore, persons living with indications that are targeted by ProQR’s product candidates may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines or travel restrictions continue to impede patient movement or interrupt healthcare services. COVID-19 also negatively affects the operations of third-party contract research organizations (CROs) that we rely upon to carry out our clinical trials. Moreover, COVID-19 might impact the operations of our third-party manufacturers, which could result in delays or disruptions in the supply of our product candidates. Three vaccines for COVID-19 were granted Emergency Use Authorization by the FDA in late 2020 and early 2021, and more are likely to be authorized in the coming months. The resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for our clinical trials, which could lead to delays in these trials. While we do not currently believe our supply chain has been affected, there can be no assurances that we will not experience supply disruptions in the future. The negative impact COVID-19 has had and may continue to have to patient enrollment or treatment or the timing and execution of our clinical trials could cause costly delays to our clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our business and financial results.

In addition, COVID-19 has resulted in significant governmental measures being implemented to control the spread of the virus, including quarantines, travel restrictions and business shutdowns. We have taken and may continue to take temporary precautionary measures intended to help minimize the risk of the virus to our employees, including requiring most of our employees to work remotely, suspending all non-essential travel worldwide for our employees and attending industry events and in-person work-related meetings remotely. These measures could negatively affect our business. For instance, requiring employees to work remotely may result in decreased efficiency and effectiveness of our operations and increases the risk of a cybersecurity incident. COVID-19 has also caused volatility in the global financial markets and threatened a slowdown in the global economy, which may negatively affect our ability to raise additional capital on attractive terms or at all.

The extent to which COVID-19 continues to impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of any ongoing governmental measures and local lockdowns across the world, the potential occurrence of future spikes in the spread of the virus or the effectiveness of actions to contain and treat for COVID-19, including the speed and effectiveness of vaccine development and vaccination programs globally. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions in case of potential future waves of increased infections, if any. If we or any of the third parties with whom we engage, however, experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, which could have a material adverse impact on our business and our results of operation and financial condition.

Raising additional capital may cause dilution to our existing shareholders. Further, any future financing arrangements, as well as existing debt financing, may restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, existing ownership interests may be diluted and the terms of such financings may include liquidation or other preferences that adversely affect the rights of existing shareholders. For instance, the debt financing we entered into in the third quarter of 2020 was coupled with equity conversion options and warrants to purchase shares, which could result in dilution of our existing shareholders’ ownership. As of the date of this report, we have drawn down €13,149,000 in indebtedness under this facility, which can be converted at a conversion rate of $ 7.88.

In addition, such indebtedness also results in increased fixed payment obligations and certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business and may result in liens being placed on our assets and intellectual property. If we were to default on such indebtedness, we could lose such assets and intellectual property. Also, if we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us.

Risks Related to the Development and Regulatory Approval of our Product Candidates

We depend on the success of our product candidates, most of which are in early phases of development. We cannot be certain that we will be able to successfully complete the clinical development of, obtain regulatory approval for, or successfully commercialize our product candidates.

We currently have no products on the market, and only one of our product candidates, sepofarsen, is currently in a Phase 2/3 pivotal trial. In July 2020, we reported results from our extension study of this lead product candidate, in which patients from the completed Phase 1/2 study were offered treatment in their second eye. There can be no assurance that we will complete the Phase 2/3 pivotal trial in the desired timeframe or at all.

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

●	we may not be able to demonstrate that our product candidates are safe and effective in treating patients to the satisfaction of the FDA or the EMA;
●	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA or the EMA for marketing approval;
●	the FDA or the EMA may disagree with the number, design, size, conduct or implementation of our clinical trials;
●	the FDA or the EMA may require that we conduct additional clinical trials;
●	the FDA or the EMA or other applicable foreign regulatory agencies may not approve the formulation, labeling or specifications of our product candidates;
●	the CROs that we retain to conduct our clinical trials may take actions outside of our control that materially adversely impact our clinical trials;
●	the FDA or the EMA may find the data from preclinical studies and clinical trials insufficient to demonstrate that the clinical and other benefits of our products outweigh their safety risks;
●	the FDA or the EMA may disagree with our interpretation of data from our preclinical studies and clinical trials;
●	the FDA or the EMA may not accept data generated at our clinical trial sites;
●	if our NDAs or MAAs, if and when submitted, are reviewed by the FDA or the EMA, as applicable, these regulatory agencies may have difficulties scheduling the necessary review meetings in a timely manner, may recommend against approval of our application or may require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;
●	the FDA may require development of a Risk Evaluation and Mitigation Strategy as a condition of approval or post-approval, and the EMA may grant only conditional approval or impose specific obligations as a condition for marketing authorization, or may require us to conduct post-authorization safety studies;
●	the FDA, the EMA or other applicable foreign regulatory agencies may not approve the manufacturing processes or facilities of third-party manufacturers with which we contract; or
●	the FDA or the EMA may change their approval policies or adopt new regulations.

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

Successful completion of clinical trials is a prerequisite to submitting an NDA to the FDA or an MAA to the EMA and, consequently, the ultimate approval and commercial marketing of our product candidates. Clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. A product candidate can unexpectedly fail at any stage of clinical development. The historical failure rate for product candidates is high due to scientific feasibility, safety, efficacy, changing standards of medical care and other variables. We do not know whether our clinical trials will begin or be completed on schedule, if at all, as the commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including, among others:

●	delays in reaching or failing to reach agreement on acceptable terms with (prospective) CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	inadequate quantity or quality of a product candidate or other materials necessary to conduct clinical trials;
●	difficulties obtaining IRB or ethics committee approval to conduct a clinical trial at a prospective site or sites;
●	challenges in recruiting and enrolling patients to participate in clinical trials, including the size and nature of the patient population, the proximity of patients to clinical sites, eligibility criteria for the clinical trial, the nature of the clinical trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;
●	severe or unexpected drug-related side effects experienced by patients in our clinical trials or by individuals using drugs similar to our product candidates;
●	reports from preclinical or clinical testing of other RNA therapies that raise safety or efficacy concerns; or
●	difficulties retaining patients who have enrolled in a clinical trial but may be prone to withdraw due to lack of efficacy, side effects, personal issues or loss of interest.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the EMA, the IRBs at the sites where the IRBs are overseeing a clinical trial, a data safety monitoring board (DSMB), overseeing the clinical trial at issue or other regulatory authorities due to a number of factors, including, among others:

●	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;
●	inspection of the clinical trial operations or trial sites by the FDA, the EMA or other regulatory authorities that reveals deficiencies or violations that require us to undertake corrective action, including the imposition of a clinical hold;
●	unforeseen safety issues, including any that could be identified in our ongoing toxicology studies, adverse side effects or lack of effectiveness;
●	changes in government regulations or administrative actions;
●	problems with clinical supply materials; and
●	lack of adequate funding to continue the clinical trial.

Positive results from early clinical trials and preclinical testing of our product candidates are not necessarily predictive of the results of later clinical trials for our product candidates. If we cannot achieve positive results in our clinical trials for our product candidates, we may be unable to successfully develop, obtain regulatory approval for and commercialize them.

Positive results from early clinical trials and preclinical testing of our product candidates in vitro and in vivo may not necessarily be predictive of the results from later clinical trials. For example, the positive results that we observed from our Phase 1/2 clinical trial of sepofarsen may not be repeated in the ongoing Phase 2/3 clinical trial for this candidate, and the therapeutic activity observed in prior trials may not be replicated in future clinical trials. Similarly, the results observed from our Phase 1/2 clinical trial of QR-421a may not be replicated in future trials of this candidate. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical and early clinical development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. For example, in our Phase 1/2 clinical trial of sepofarsen, adverse events observed after longer duration of treatment included mild cystoid macular edema and lens opacities. These events were considered likely related to study medication and are consistent with those seen for other ophthalmic and intravitreal oligonucleotide therapies. While these adverse events did not result in any trial discontinuations, there can be no assurance that adverse events that are more serious will not arise in ongoing or future clinical trials of our product candidates. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval. If we fail to produce positive results in our clinical trials for our lead product candidates, the development timeline and regulatory approval and commercialization prospects for those product candidates, and, correspondingly, our business and financial prospects would be materially adversely affected.

Additionally, some of our clinical trials utilize an “open-label” trial design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Moreover, patients selected for early clinical studies often include the most severe sufferers and their symptoms may have been bound to improve notwithstanding the new treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge.

If we are not able to obtain and maintain orphan product exclusivity for sepofarsen, QR-421a, QR-1123 or QR-411, or obtain such status for future product candidates for which we seek this status, or if our competitors are able to obtain orphan product exclusivity before we do, we may not be able to obtain approval for our competing products for a significant period of time.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States who have been diagnosed as having the disease or condition at the time of the submission of the request for orphan drug designation. With respect to the European Union, under Regulation No. (EC) 141/2000 on Orphan Medicinal Products, a medicinal product may be designated as an orphan medicinal product if, among other things, it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 people in the European Union. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity. This exclusivity precludes the EMA or the FDA, as applicable, from approving another marketing application for the same or, in the EU, a similar drug for the same indication for that time period, unless, among other things, the later product is clinically superior. The applicable period is seven years in the United States and ten years in the European Union following marketing approval. The EU exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation, for example if the drug is sufficiently profitable so that market exclusivity is no longer justified.

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

If we lose orphan drug exclusivity or if our competitors obtain orphan drug exclusivity for other rare diseases or conditions we are targeting before we do, we may lose out on the potential benefits of market exclusivity or we may be precluded from obtaining marketing authorization, as the case may.

We intend to seek Orphan Drug designation for our other product candidates, but we may not obtain such designation.

Changes in regulatory requirements or guidance from the FDA, EMA or other applicable regulatory authorities, or unanticipated events during our clinical studies may occur, which may result in changes to clinical study protocols or additional clinical study requirements, which could result in increased costs to us and could delay our development timeline.

Changes in regulatory requirements, or guidance from the FDA, EMA, or other applicable regulatory authorities, imposition of additional clinical study requirements by applicable regulatory authorities or unanticipated events during our clinical studies may force us to amend clinical study protocols or involve delays to our clinical trials. Amendments to our clinical study protocols may require resubmission to the applicable regulatory authorities, Institutional Review Boards (IRBs) and Ethics Committees for review and approval, which may adversely impact the cost, timing and/or successful completion of a clinical study. For example, while we have reached agreement with the FDA on the design of the Phase 2/3 pivotal trial for our lead product candidate sepofarsen, there can be no assurance that there will be no changes to the planned design of this trial or that we will not be required to conduct additional testing for this product candidate. If we experience delays completing - or if we terminate - any of our clinical studies, or if we are required to conduct additional clinical studies, the commercial prospects for our product candidates may be harmed and our ability to generate product revenue will be delayed.

Our RNA technologies are unproven in the disease indications they are being tested for and may not result in marketable products.

We are developing a pipeline of product candidates using our proprietary RNA technologies for severe genetic disorders. We believe that targeting the mRNA to restore the production of functional protein is a unique approach that offers advantages versus small molecule, gene therapy and other therapeutic approaches. However, the scientific research that forms the basis of our efforts to develop product candidates is both preliminary and limited. The mechanism of action of our compounds could be different from what we today hypothesize. Also, we may discover that the molecules we develop do not possess certain properties required for a drug to be effective, such as the ability to remain stable in the human body for the period of time required for the drug to reach the target tissue or the ability to cross the cell wall and enter into cells within the target tissue for effective delivery. We may spend substantial funds attempting to introduce these properties and may never succeed in doing so. For example, while we have discovered and are developing our novel Axiomer and TRIDENT RNA editing technologies, there can be no assurance that we will be able to leverage our technology to create viable product candidates to advance into the clinic, or develop those candidates to submit for regulatory approval. In addition, product candidates based on RNA technologies may demonstrate different chemical and pharmacological properties in humans than they do in laboratory studies or animals. Even if our product candidates have successful results in animal studies, they may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems or other existing treatments in unforeseen, ineffective or harmful ways. Our RNA technologies may provoke an unwanted immune response, or immunogenicity, which may neutralize the therapeutic effects of our product candidates and could result in harmful outcomes for patients. As a result, we may never succeed in developing a marketable product, and in turn we may not become profitable and the value of our ordinary shares would decline.

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

We may seek a breakthrough therapy designation for sepofarsen, QR-421a, QR-1123 and QR-411, and we may do so for other product candidates as well. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe that any of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. The availability of breakthrough therapy designation was established with the passage of the Food and Drug Administration Safety and Innovation Act of 2012, and while the FDA has released guidance as to the criteria it uses in designating drugs as breakthrough therapies, we cannot be sure that our product candidates will meet the FDA’s qualifying criteria for such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and also does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for such qualification or decide that the time period for FDA review or approval will not be shortened.

A fast track designation by the FDA or PRIME designation by the EMA may not actually lead to a faster development, regulatory review or approval process.

We have obtained fast track designation from the FDA for sepofarsen for LCA due to the p.Cys998X mutation in the CEP290 gene, QR-421a for Usher syndrome and retinitis pigmentosa and QR-1123 for autosomal dominant retinitis pigmentosa caused by the P23H mutation in the rhodopsin gene. We also have obtained PRIME designation from the EMA for sepofarsen for LCA due to the p.Cys998X mutation in the CEP290 gene. We may seek fast track designation or PRIME designation for other product candidates as well. If a drug is intended for the treatment of a serious or life-

threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for FDA fast track designation. To be accepted for PRIME, a drug has to show its potential to benefit patients with unmet needs based on early clinical data. The FDA and EMA have broad discretion whether or not to grant such designations, and even if we believe one or more of our product candidates is eligible for such a designation, we cannot be sure that the FDA or EMA would decide to grant it. Even if we do receive fast track or PRIME designation, we may not experience a faster development process, review or approval compared to conventional FDA or EMA procedures. The FDA and EMA may withdraw such designation if they believe that the designation is no longer supported by data from our clinical development program.

A rare pediatric disease designation may not lead to the receipt of a rare pediatric disease priority review voucher, even if sepofarsen or QR-421a is approved.

The FDA has awarded rare pediatric disease priority review vouchers (PRVs), to sponsors of drug products intended to treat rare pediatric disease products if the treatment and product application meet certain criteria. Under this program, upon the approval of a qualifying NDA or biologics license application (BLA) for the treatment or prevention of a rare pediatric disease, the sponsor of the application may be eligible for a PRV that can be used to obtain priority review for a subsequent NDA or BLA. The PRV may be sold or transferred an unlimited number of times. The FDA has granted rare pediatric disease designation for sepofarsen and QR-421a for LCA and for USH2A-associated retinitis pigmentosa, respectively. The authority for the FDA to award PVRs after September 30, 2024 is currently limited to product candidates that receive rare pediatric disease designation on or prior to September 30, 2024, and FDA may only award PVRs through September 30, 2026, but it is possible the authority for FDA to award PVRs will be further extended by Congress. There is no guarantee, however, that we will receive a PRV for sepofarsen or QR-421a even if either is approved by the FDA to treat a rare pediatric disease.

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

The manufacturing process for a product candidate is subject to FDA, EMA and other foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards such as cGMP. In the event that any of our suppliers or manufacturers fails to comply with such requirements or fails to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture our product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturer or manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA, the EMA or another regulatory authority. The delays associated with the verification of a new manufacturer or manufacturing process could negatively affect our ability to develop product candidates in a timely manner or within budget.

We expect to continue to rely on third party manufacturers if we receive regulatory approval for any product candidate. To the extent that we have existing, or enter into future, manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our or a third party’s failure to execute on our manufacturing requirements could adversely affect our business in a number of ways, including:

●	an inability to initiate or continue preclinical studies or clinical trials of product candidates under development;
●	delay in submitting regulatory applications, or receiving regulatory approvals, for product candidates;
●	loss of the cooperation of a collaborator;
●	subjection of our product candidates to additional inspections by regulatory authorities;
●	requirements to cease distribution or to recall batches of our product candidates; and
●	in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for our products.

If third parties on which we depend to conduct our preclinical studies or any clinical trials do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development programs could be delayed with materially adverse effects on our business, financial condition, results of operations and prospects.

We rely on Contract Research Organizations (CROs), clinical data management organizations and consultants to design, conduct, supervise and monitor preclinical studies and clinical trials for our product candidates. We and our clinical investigators and CROs are required to comply with various regulations, including Good Clinical Practices (GCP) which are enforced by the FDA, and guidelines of the Competent Authorities of the Member States of the European Economic Area (EEA) and comparable foreign regulatory authorities to ensure that the health, safety and rights of patients are protected in clinical development and clinical trials, and that trial data integrity is assured. Regulatory authorities ensure compliance with these requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our investigators or CROs fail to comply with applicable requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or other comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot be certain that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with such requirements. In addition, our clinical trials must be conducted with products produced under current Good Manufacturing Practice (cGMP) requirements, which mandate the methods, facilities and controls used in manufacturing, processing and packaging of a drug product to ensure its safety and identity. Failure to comply with these regulations may require us to repeat preclinical studies and clinical trials, which would delay the regulatory approval process.

Our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical and preclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed. Additionally, any significant delays could cause us to miss diligence milestones under our license agreements and could cause licensors to terminate the agreements, which would further harm our business, financial condition, results of operations and prospects.

Because we have relied and continue to rely on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves a risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. We currently have a relatively small number of employees, which limits the internal resources we have available to identify and monitor our third-party service providers. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected. Even though we carefully manage our relationships with our CROs, there can be no assurance that we will not be impacted by these type of challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

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

We are party to, and we may from time to time in the future pursue, collaborative arrangements for the development and commercialization of our product candidates, if approved. For example, we entered into a collaboration with Ionis Pharmaceuticals, pursuant to which we in-licensed our product candidate QR-1123 in exchange for upfront, milestone and royalty payments. As such, the development of QR-1123 depends on our ability to maintain this collaboration. Further, there can be no assurance that we will realize the intended benefits of this arrangement, nor can there be any assurance that the consideration that we have paid and are obligated to pay in the future, as well as the investments that we have made and intend to make to develop QR-1123, will yield any returns.

In addition, we have executed and continue to consider strategic alternatives that include spinouts, out-licensing or collaborative partnerships to develop and commercialize our RNA technologies or programs. For example, in 2019, we spun out all our former dystrophic epidermolysis bullosa activities to Wings Therapeutics Inc. If any of our collaborative partners in future collaborative arrangements for the commercialization of our product candidates or similar arrangements does not devote sufficient time and resources to the collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially adversely affected. In addition, if any such collaboration partner were to breach or terminate its arrangements with us, the commercialization of our product candidates could be delayed, curtailed or terminated.

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

●	decide not to devote the necessary resources due to internal constraints, such as limited personnel with the requisite expertise, limited cash resources or specialized equipment limitations, or the belief that other drug development programs may have a higher likelihood of obtaining marketing approval or may potentially generate a greater return on investment;
●	decide to pursue other technologies or develop other product candidates, either on their own or in collaboration with others, including our competitors, to treat the same diseases targeted by our own collaborative programs;
●	do not have sufficient resources necessary to carry the product candidate through clinical development, marketing approval and commercialization; or
●	cannot obtain the necessary marketing approvals.

Moreover, competition may negatively impact a partner’s focus on, and commitment to, our product candidates and, as a result, could delay or otherwise negatively affect the commercialization of such product candidate. The failure of any current or future collaboration partners to develop or effectively commercialize our product candidates, if approved, for any of these reasons would have a material adverse effect on our operating results and financial condition.

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

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. As a biopharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. Restrictions under applicable federal and state healthcare laws and regulations that may affect our ability to operate include the following:

●	the U.S. federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. The term remuneration has been interpreted broadly to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback statute is violated. Violations are subject to significant civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, a claim submitted for payment to any federal healthcare program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between biopharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, and on November 20, 2020, the Office of Inspector General (OIG) finalized further modifications to the federal Anti-Kickback Statute;

●	federal civil and criminal false claims laws, including the FCA and civil monetary penalty laws, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement or record to avoid, decrease or conceal an obligation to pay money to the federal government. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery or settlement. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;
●	the U.S. federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, and also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements or using or making any false or fraudulent document in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA fraud provisions without actual knowledge of the statute or specific intent to violate it;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information on certain covered healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their respective “business associates,”, being those independent contractors or agents of covered entities that create, receive, maintain, transmit or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;
●	the U.S. federal physician payment transparency requirements under the Patient Protection and Affordable Care Act (ACA), as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the Affordable Care Act, require applicable manufacturers of covered drugs, devices, biologics and medical supplies to report annually to the Department of Health and Human Services (HHS) information related to direct or indirect payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners; and
●	analogous state, local and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payors, including private insurers. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and certain other healthcare providers or marketing expenditures. Additionally, state and foreign laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The distribution of biopharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of biopharmaceutical products.

Comparable laws and regulations exist in the countries within the European Economic Area (EEA) and other countries where we may market our products in the future, including without limitation the United Kingdom, Canada and Brazil. Although in the EEA such laws are partially based upon European Union law, they may vary from country to country. Both healthcare and industry specific, as well as general EU and national laws, regulations and industry codes constrain, for example, our interactions with government officials and healthcare practitioners, and the handling of healthcare data. Non-compliance with any of these laws or regulations could lead to criminal or civil liability.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, reputational harm, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. If any physicians or other healthcare providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to similar penalties. In addition, the approval and commercialization of any product candidate we develop outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. All of these could harm our ability to operate our business and our financial results.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA or EMA regulations or similar regulations of other foreign regulatory authorities, to provide accurate information to the FDA, the EMA or other foreign regulatory authorities, to comply with certain manufacturing standards, to comply with U.S. federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted and implemented a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity, such as employee training on enforcement of the Code of Business Conduct and Ethics, may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions and any imposition of significant fines or other sanctions could have a significant impact on our business and results of operations.

Risks Related to Our Intellectual Property

We license patent rights from third-party owners or licensees and if we fail to comply with our obligations in our intellectual property licenses, we could lose rights that are fundamental to our business.

We rely, and will continue to rely, on intellectual property rights licensed from third parties to protect our technology. We are a party to licenses that give us rights to third-party intellectual property that are necessary or useful for our business. For our LCA program we have a world-wide exclusive sublicensable and royalty-bearing license to patent rights owned by the Radboud University Medical Center (Radboud) and license to patent rights owned by Inserm Transfert (Inserm) for the commercial sale of antisense oligonucleotides that cause exon skipping in CEP290 pre-mRNA. For our Usher program we have a world-wide exclusive sublicensable and royalty-bearing license to patent rights owned by Radboud, for the commercial sale of antisense oligonucleotides that cause exon skipping in USH2A pre-mRNA. For our adRP program we have a world-wide exclusive license to patent rights owned by Ionis Pharmaceuticals, Inc. for the commercial use of gapmers that target mutated Rhodopsin (P23H) mRNA. For our FECD program we have a world-wide exclusive sublicensable and royalty-bearing license to patent rights owned by Vico Therapeutics B.V. for the prophylactic and therapeutic use of antisense oligonucleotides for the treatment of FECD.

Our licensing arrangements impose diligence, development, regulatory and commercialization milestones, and royalty, insurance and other obligations on us. If we fail to comply with these obligations, licensors may have the right to terminate these agreements, in which case we might not be able to develop, manufacture or market any product that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of any such agreement or reduction or elimination of our rights under any such agreement may result in our having to negotiate new or amended agreements with less favorable terms, or cause us to lose our rights under such agreement, including our rights to important intellectual property and technologies that form the basis of our RNA technology, which may then be in-licensed by one or more of our competitors, any of which could adversely affect our competitive business position and harm our business prospects.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the United States Patent and Trademark Office (U.S. PTO) the European Patent Office (EPO) and other foreign patent agencies in several stages over the lifetime of the patent. The U.S. PTO, EPO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be rectified by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.

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

We or our licensors or any future collaborators or strategic partners may be subject to third-party claims for infringement or misappropriation of patent or other proprietary rights. We are generally obligated under our license or collaboration agreements to indemnify and hold harmless our licensors or collaborators for damages arising from intellectual property infringement by us. If we or our licensors, or any future collaborators or strategic partners, are found to infringe a third party patent or other intellectual property rights, we could be required to pay damages, potentially including treble damages, if we are found to have willfully infringed. In addition, we or our licensors, or any future collaborators or strategic partners, may choose to seek, or be required to seek, a license from a third party, which may not be available on acceptable terms, if at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. If we fail to obtain a required license, we or any future collaborator may be unable to effectively market product candidates based on our technology, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. In addition, we may find it necessary to pursue claims or initiate lawsuits to protect or enforce our patent or other intellectual property rights. The cost to us in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation would divert our management’s attention for a significant amount of time. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.

Further, if we were to initiate legal proceedings against a third party to enforce a patent covering one of our products or our technology, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the U.S. and in most European countries, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. PTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or certain aspects of our platform technology. Such a loss of patent protection could have a material adverse impact on our business. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without legally infringing our patents or other intellectual property rights.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability to develop, manufacture, market and sell our product candidates, and to use our proprietary technologies without infringing the proprietary rights of third parties. We cannot guarantee that none of our product candidates, their manufacture, use, sale, offer for sale, or importation into the United States or into any country of the EEA will be held to infringe a third-party patent. As a result, we may become party to, or be threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including litigation in a Federal District court, or an interference or a post grant proceeding before the U.S. PTO or litigation in foreign courts or proceedings before foreign patent offices. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future.

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

Our success will further depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. Ionis, Radboud, Inserm, and Vico as well as our other licensors, may not successfully prosecute the patent applications licensed to us. Even if patents are issued or granted, Ionis, Radboud, Inserm and Vico, or our other licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue litigation less aggressively than we would. Further, the license agreements may not provide us with a complete freedom to operate in the respective fields, which would allow for third parties to develop competing products. Without protection for, or exclusive right to, the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

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

Any party with whom we have executed a confidentiality agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they disclose such trade secrets, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third-party, our competitive position could be harmed.

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

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. For example, the Special 301 Report (April 2020) from the Office of the United States Trade Representative identified a number of countries, including India and China, where challenges to the procurement and enforcement of patent rights have been reported. Several countries, including India and China, have been listed in the report every year since 1989. As a result, proceedings to enforce our patent rights in certain foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

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

The development and commercialization of drugs is highly competitive. We compete with a variety of multinational pharmaceutical companies and specialized biotechnology companies, as well as technology being developed at universities and other research institutions. Our competitors have developed, are developing or may develop product candidates and processes competitive with our product candidates. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any new treatments that may enter the market. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may try to develop product candidates. An overview of potential competitors is included in Item 4.B: “Business overview - Competition”.

Many of our competitors possess significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than us. If we successfully obtain approval for any product candidate, we may face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan. Furthermore, in our clinical studies we could be competing for the same patient population, resulting in a smaller population of suitable candidates and possibly delays and additional costs.

Even if we are able to commercialize any of our product candidates, the products may not receive coverage and adequate reimbursement from third-party payors, which could harm our business.

The availability of reimbursement by governmental and private payors is essential for most patients to be able to afford expensive treatments. Sales of any of our product candidates, if approved, will depend substantially on the extent to which the costs of these product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize any product candidate. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment. Further, due to the COVID-19 pandemic, millions of individuals have lost/will be losing employer-based insurance coverage, which may adversely affect our ability to commercialize our products.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (CMS) an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain European countries. Factors payors consider in determining reimbursement are based on whether the product is: (i) a covered benefit under its health plan; (ii) safe, effective and medically necessary; (iii) appropriate for the specific patient; (iv) cost-effective; and (v) neither experimental nor investigational.

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

Moreover, efforts by governmental and other third-party payors, in the United States and abroad, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

If any of our product candidates is approved for marketing and commercialization and we are unable to develop sales, marketing and distribution capabilities on our own or enter into agreements with third parties to perform these functions on acceptable terms, we will be unable to successfully commercialize any such future products.

Even if any of our product candidates is approved, we currently have no sales, marketing or distribution capabilities or experience. In addition, we intend to consider out-licensing, spinouts or collaborative partnerships to develop and commercialize our RNA technologies or programs. If any of our product candidates is approved, we will need to develop internal sales, marketing and distribution capabilities to commercialize such products, which would be expensive and time-consuming, or enter into collaborations with third parties to perform these services. If we decide to market our products directly, we will need to commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and supporting distribution, administration and compliance capabilities. If we decide to rely on third parties with such capabilities to market our products or decide to co-promote products with collaborators, we will need to establish and maintain marketing and distribution arrangements with such third parties, and there can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and there can be no assurance that such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance of any approved product. If we are not successful in commercializing any product approved in the future, either on our own or through third parties, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

The commercial success of any of our product candidates, if approved by the FDA, the EMA or other regulatory authorities, will depend upon the awareness and acceptance of the product among the medical community, including physicians, patients, patient advocacy groups and healthcare payors. Market acceptance of any of our product candidates, if approved, will depend on a number of factors, including, among others:

●	our product candidates’ demonstrated ability to treat patients and to provide patients with incremental therapeutic benefits, as compared with other available treatments;
●	the relative convenience and ease of administration of our product candidates, including as compared with other treatments for patients;
●	the prevalence and severity of any adverse side effects;
●	limitations or warnings contained in the labeling approved for our product candidates by the FDA, the EMA or other regulatory authorities;
●	availability of alternative treatments;
●	pricing and cost effectiveness;
●	the effectiveness of our sales and marketing strategies or those of our collaborators;
●	our ability to increase awareness of our product candidates through marketing efforts;
●	our ability to obtain sufficient third-party coverage or reimbursement; and
●	the willingness of patients to pay out-of-pocket in the absence of third-party coverage.

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

In March 2010, the Affordable Care Act (ACA) was enacted, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. biopharmaceutical industry. The ACA imposes a significant annual fee on companies that manufacture or import branded prescription drug products. It also contains substantial new provisions intended to broaden access to health insurance, reduce or constrain the growth of health care spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, and impose additional health policy reforms, any of which could negatively impact our business. Among other things, it subjects biological products to potential competition by lower-cost biosimilars, expands the types of entities eligible for the 340B drug discount program, introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, or BBA, effective as of January 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. The ACA is likely to continue the downward pressure on pharmaceutical and medical device pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance and delaying the implementation of certain ACA-mandated fees. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Cuts and Jobs Act of 2017, the remaining provisions of the ACA are invalid as well. The Trump Administration and CMS both stated that the ruling will have no immediate effect, and on December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional and remanded the case to the lower court to reconsider its earlier invalidation of the full ACA. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case and held oral arguments on November 10, 2020. It is unclear how this decision and other efforts to repeal and replace the ACA will impact the ACA and our business.

Further, since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. One Executive Order directs federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. The second Executive Order terminates the cost-sharing subsidies, or CSRs, that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. On August 14, 2020, the U.S. Court of Appeals for the Federal Circuit ruled in two separate cases that the federal government is liable for the full amount of unpaid CSRs for the years preceding and including 2017. For CSR claims made by health insurance companies for years 2018 and later, further litigation will be required to determine the amounts due, if any. Further, on June 14, 2018, U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $ 12 billion in ACA risk corridor payments to third-party payors who argued that such payments were owed to them. This decision was appealed to the U.S. Supreme Court, which on April 27, 2020, reversed the U.S. Court of Appeals for the Federal Circuit’s decision and remanded the case to the U.S. Court of Federal Claims, concluding the government has an obligation to pay these risk corridor payments under the relevant formula. The effects of this gap in reimbursement on third-party payors, the viability of the ACA marketplace, providers, and potentially our business, are not yet known.

In December 2018, the Centers for Medicare and Medicaid Services, or CMS, published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. In addition, CMS has published a final rule that, as of 2020, gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013, and due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030 unless additional Congressional action is taken. However, pursuant to the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, and subsequent legislation, these Medicare sequester reductions will be suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. Proposed legislation, if passed, would extend this suspension until the end of the pandemic. The American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, the Bipartisan Budget Act of 2018, among other things, amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount (from 50% under the ACA to 70%) that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budgets for fiscal year 2021 includes a $135 billion allowance (over a period of time) to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the U.S. government sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The U.S. Department of Health and Human Services, or HHS, has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. For example, in September 2018, CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019. However, it is unclear whether the Biden administration will challenge, reverse, revoke or otherwise modify these executive and administrative actions.

In addition, there have been several changes to the 340B drug pricing program, which imposes ceilings on prices that drug manufacturers can charge for medications sold to certain health care facilities. On December 27, 2018, the District Court for the District of Columbia invalidated a reimbursement formula change under the 340B drug pricing program, and CMS subsequently altered the FYs 2019 and 2018 reimbursement formula on specified covered outpatient drugs (“SCODs”). The court ruled this change was not an “adjustment” which was within the Secretary’s discretion to make but was instead a fundamental change in the reimbursement calculation. However, most recently, on July 31, 2020, the U.S. Court of Appeals for the District of Columbia Circuit overturned the district court’s decision and found that the changes were within the Secretary’s authority. On September 14, 2020, the plaintiffs-appellees filed a Petition for Rehearing En Banc (i.e., before the full court), but was denied on October 16, 2020.

On July 24, 2020 and September 13, 2020, President Trump signed several Executive Orders related to prescription drug pricing seeking to implement several of his administration's proposals. In response, the FDA released a final rule on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020 CMS issued an Interim Final Rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates will be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. The MFN Model regulations mandate participation by identified Part B providers and were intended to apply in all U.S. states and territories for a seven-year period that began on January 1, 2021 and ends December 31, 2027. However, the Interim Final Rule has not been finalized and is subject to revision and challenge.

Additionally, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Implementation of the amendments to the discount safe harbor have been delayed until at least January 1, 2023.

Although a number of these, and other proposed measures will require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, Congress has indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints and discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

In addition, manufacturers of therapeutic products and their facilities are subject to continual review and periodic inspections by the FDA, the EMA and other regulatory authorities for compliance with cGMP regulations. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may, among other things:

●	issue untitled letters or warning letters;
●	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;
●	require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;
●	seek an injunction or impose civil or criminal penalties or monetary fines;
●	suspend or withdraw regulatory approval;
●	suspend any ongoing clinical studies;
●	refuse to approve pending applications or supplements to applications filed by us;
●	suspend or impose restrictions on operations, including costly new manufacturing requirements; or
●	seize or detain products, refuse to permit the import or export of products, or require us to initiate a product recall.

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

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010 (Bribery Act) the U.S. Foreign Corrupt Practices Act (FCPA) and other anti-corruption laws that apply in countries where we do business and may do business in the future. The Bribery Act, the FCPA and other similar laws generally prohibit us, our officers, and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We intend to operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws, and anti-money laundering laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA, other anti-corruption laws, Trade Control laws or anti-money laundering laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws, Trade Control laws or anti-money laundering laws by U.K., U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

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

If we receive regulatory approvals, we plan to market our product candidates in jurisdictions where we have limited or no experience in marketing, developing and distributing our products. Certain markets have substantial legal and regulatory complexities that we may not have experience navigating. We are subject to a variety of risks inherent in doing business internationally, including:

●	risks related to the legal and regulatory environment in non-U.S. jurisdictions, including with respect to privacy and data security, and unexpected changes in laws, regulatory requirements and enforcement;
●	burdens of complying with a variety of foreign laws in multiple jurisdictions;
●	potential damage to our brand and reputation due to compliance with local laws;
●	fluctuations in currency exchange rates;
●	political, social or economic instability;
●	difficulty of effective enforcement of contractual provisions in local jurisdictions;
●	differences in local business culture and practices, difference in customer attitudes and tendencies and general differences in culture and local trends;
●	the potential need to recruit and work through local partners;
●	reduced protection for or increased violation of intellectual property rights in some countries;
●	inadequate protection against unfair commercial use;
●	difficulties in managing global operations and legal compliance costs associated with multiple international locations;
●	compliance with the Bribery Act, the FCPA, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and similar laws in other jurisdictions;
●	natural disasters, including earthquakes, tsunamis and floods;
●	inadequate local infrastructure;
●	compliance with Trade Control laws and anti-money laundering laws;

●	the effects of applicable foreign tax structures and potentially adverse tax consequences; and
●	exposure to local banking, currency control and other financial-related risks.

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

We may face competition in the United States for our product candidates, if approved, from therapies sourced from foreign countries that have placed price controls on pharmaceutical products. In the United States, the Medicare Modernization Act contains provisions that may change U.S. importation laws and expand pharmacists’ and wholesalers’ ability to import cheaper versions of an approved drug and competing products from Canada, where there are government price controls. These changes to U.S. importation laws will not take effect unless and until the Secretary of the Human and Health Services (HHS) certifies that the changes will pose no additional risk to the public’s health and safety and will result in a significant reduction in the cost of products to consumers. On September 23, 2020, the Secretary of HHS made such certification to Congress, and on October 1, 2020, the FDA published a final rule that allows for the importation of certain prescription drugs from Canada. Under the final rule, States and Indian Tribes, and in certain future circumstances pharmacists and wholesalers, may submit importation program proposals to the FDA for review and authorization. On September 25, 2020, CMS stated drugs imported by States under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. Separately, the FDA also issued a final guidance outlining a potential pathway for manufacturers to obtain an additional National Drug Code, or NDC, for an FDA-approved drug that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. The regulatory and market implications of the final rule and guidance are unknown at this time. Legislation or regulations allowing the reimportation of drugs, if enacted, could decrease the price we receive for any products for which we may receive marketing approval and adversely affect our future revenues and prospects for profitability.

The FDA, the EMA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA, the EMA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products if approved. In particular, a product may not be promoted for uses that are not approved by the FDA, the EMA or other similar regulatory agencies as reflected in the product’s approved labeling. If we receive marketing approval for our product candidates, physicians may nevertheless prescribe them to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability.

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

Risks Related to Our Organization, Structure and Operations

Members of our management board and supervisory board and our principal shareholders and their affiliates have significant control over our company, which will limit other stakeholders’ ability to influence corporate matters and could delay or prevent a change in corporate control.

The holdings of the members of our management board and supervisory board and our principal shareholders and their affiliates, represent significant ownership, in the aggregate, of our outstanding ordinary shares (as set out in “Item 7.A. Major Shareholders”). As a result, these shareholders, if they act together, will be able to influence our management and affairs and control the outcome of matters submitted to our shareholders for approval, including the election of members of our management board and supervisory board and any sale, merger, consolidation, or sale of all or substantially all of our assets. These shareholders may have interests, with respect to their ordinary shares, that are different from other investors and the concentration of voting power among these shareholders may have an adverse effect on the price of our ordinary shares. In addition, this concentration of ownership might adversely affect the market price of our ordinary shares by:

●	delaying, deferring or preventing a change of control of our Company;
●	impeding a merger, consolidation, takeover or other business combination involving our Company; or
●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company.

Please see “Item 7.A. Major Shareholders” for more information regarding the ownership of our outstanding ordinary shares by our management board and supervisory board and our principal shareholders and their affiliates.

Any inability to attract and retain qualified key management and technical personnel would impair our ability to implement our business plan.

Our success largely depends on the continued service of key management and other specialized personnel. The loss of one or more members of our management board or other key employees or advisors could delay our research and development programs and materially harm our business, financial condition, results of operations and prospects. The relationships that our key managers have cultivated within our industry make us particularly dependent upon their continued employment with us. Moreover, we are dependent on the continued service of our technical personnel because of the highly technical nature of our product candidates and technologies and the specialized nature of the regulatory approval process. Because our management board and key employees are not obligated to provide us with continued service, they could terminate their employment or services with us at any time without penalty, subject to providing any required advance notice. Our future success will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.

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

Data collection and use in the European Union is governed by restrictive regulations governing the use, processing, and cross-border transfer of personal information.

The collection and use of personal health data in the European Union are governed by the General Data Protection Regulation (GDPR). This directive imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the processes and procedures implemented and maintained with respect to the security and confidentiality of personal data. GDPR also imposes strict rules on the transfer of personal data out of the European Union, including to the United States among other countries. Failure to comply with the requirements of GDPR and the related national data protection laws of the European Union Member States may result in fines and other administrative penalties. The reach of the GDPR includes any business, regardless of its location, that provides goods or services to residents in the European Union. This would incorporate any potential clinical trial activities in European Union member states. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information”, which includes health and genetic information of data subjects residing in the European Union. GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, GDPR imposes strict rules on the transfer of personal data out of the European Union to the United States or other regions that have not been deemed to offer “adequate” privacy protections. Failure to comply with the requirements of GDPR and the related national data protection laws of the European Union Member States, which may deviate slightly from GDPR, may result in fines of up to 4% of global revenues, or €20,000,000, whichever is greater. Any determination by a competent national data protection authority that we have failed to comply with the requirements of GDPR and any fine as a result could have a material adverse effect on our business, results of operation, financial condition and reputation.

We are increasingly dependent on information technology systems, and our systems and infrastructure face certain risks, including from cyber security breaches and data leakage, which in turn could lead to a determination that we have failed to comply with GDPR resulting in a fine.

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

The increasing use and evolution of technology, including cloud-based computing, and reliance on third parties creates additional opportunities for the unintentional, intentional and/or unauthorized exposure, dissemination and/or destruction of confidential information stored in our technology systems, infrastructure and products. Our computer systems, servers and other technology systems (and those of third parties that we use) are vulnerable to breakdown, interruption, cyber and other security attacks, system malfunction, unauthorized access and other events. Security threats, including cyber and other attacks are becoming increasingly sophisticated, frequent, and adaptive. Any such vulnerability could compromise our technology systems and infrastructure and could expose personal and/or proprietary information (including sensitive personal information) to unauthorized third parties and/or cause permanent loss of such data. While we have invested in the protection of data and information technology, there can be no assurance that our efforts will prevent breakdowns, breaches in our systems or other incidents or ensure compliance with all applicable security and privacy laws, regulations and standards. For instance, in February 2021, an unauthorized third party compromised the email accounts of five employees and gained access to contact information of our employees and approximately 300 identified third party contacts who were sent a phishing email. We have filed the required reports with the data protection authority in the Netherlands and notified the affected parties of this phishing incident. In addition, we engaged a security specialist company to investigate this incident and deliver a report with its findings and have taken appropriate measures with the aim to minimize the risk of future incidents of this nature. These various types of incidents can lead to regulatory fines and penalties, business disruption, reputational harm, financial loss among other damages. We could also suffer strained relationships, increased costs (for security measures, remediation or otherwise), litigation (including class actions and stockholder derivative actions) or other negative consequences (including a decline in stock price) from breaches, cyber and other security attacks, industrial espionage, ransomware, email or phishing scams, malware or other cyber incidents, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers or other business partners. While we have invested in the protection of data and information technology and in related training, as the phishing incident described above demonstrates, there can be no assurance that our efforts will prevent significant breakdowns, attacks, breaches in our systems or other cyber incidents or ensure compliance with all applicable security and privacy laws, regulations and standards, including with respect to third-party service providers that utilize sensitive personal information, including protected health information on our behalf.

Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs, a determination that we have failed to comply with GDPR resulting in a fine, and adversely affect our business.

Despite the implementation of security measures, our information technology and other internal infrastructure systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, cyberattacks and unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. A significant disruption in the availability of our information technology and other internal infrastructure systems could cause interruptions in our collaborations with our partners and delays in our research and development work. For instance, the loss of preclinical or clinical data involving our product candidates could result in delays in our development and regulatory filing efforts and significantly increase our costs. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability, including fines for failure to comply with GDPR, and the development of our product candidates could be delayed.

Our current operations are mainly concentrated in one location, and any events affecting this location may have material adverse consequences.

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

Our international operations subject us to various operational risks, and our failure to manage these risks could adversely affect our results of operations.

We face significant operational risks as a result of doing business internationally, such as:

●	fluctuations in foreign currency exchange rates; potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;
●	potential changes to relevant accounting standards, which may impact our reported financial situation and results;
●	being subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
●	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;
●	difficulties in attracting and retaining qualified personnel due to the location of our operations;
●	restrictions imposed by local labor practices and laws of jurisdictions where we have employees on our business and operations, including unilateral cancellation or modification of contracts;
●	rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and
●	tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our ordinary shares.

In June 2016, a majority of voters in the United Kingdom voted in favor of the United Kingdom withdrawing from the European Union in a national referendum, commonly referred to as Brexit. On March 29, 2017, the U.K. Prime Minister formally delivered the notice of withdrawal. In March and April 2019, the United Kingdom and the European Union agreed on two extensions of the withdrawal deadline. On October 28, 2019, a third extension of the withdrawal deadline was agreed to, in which the final withdrawal date was moved to January 31, 2020. Pursuant to Article 50 of the Treaty on European Union, the United Kingdom ceased being a Member State of the European Union on January 31, 2020. There was a transitional period, during which European Union’s rules continued to apply in the United Kingdom, however this ended on December 31, 2020 (the Transition Period). The United Kingdom and European Union have signed a European Union-United Kingdom Trade and Cooperation Agreement, which became provisionally applicable on January 1, 2021 and will become formally applicable once ratified by both the United Kingdom and the European Union. This agreement provides details on how some aspects of the United Kingdom and European Union’s relationship regarding medicinal products will operate, particularly in relation to Good Manufacturing Practice, however there are still many uncertainties.

We may also face new regulatory costs and challenges that could have an adverse effect on our operations as a result of Brexit. Following the end of the Transition Period, the UK has a stand-alone medicines and medical devices regulatory regime and the Medicines and Healthcare products Regulatory Agency (MHRA) is the UK’s stand-alone medicines and medical devices regulator. Within the UK, the regulatory framework is divided between Great Britain and Northern Ireland as, under the Northern Ireland Protocol, EU rules will continue to be applicable in Northern Ireland. Further high-level details about certain Brexit regulatory changes are set out in the sections below. Also, the United Kingdom will lose the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers that could make our doing business in the United Kingdom more difficult. We generally expect that, now the transition period has expired, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replicate or replace, including those related to the regulation of medicinal products. Any of these effects of Brexit, and others we cannot anticipate, could negatively impact our business, prospects and results of operations in the United Kingdom.

Further, UK data privacy regulation may diverge from EU laws in relation to the processing of data relating to living persons, including the EU General Data Protection Regulation 2016/679 (the EU GDPR) – though the EU GDPR and other EU privacy legislation in force in the UK (at 31 December 2020) has been retained substantively into UK law. To the extent UK data protection laws diverge from EU laws in the future, we may need to implement additional procedures and processes to comply with data privacy laws in the UK and/or EU, including to facilitate data transfers from the EU to the UK. However, significant divergence between EU and UK data protection regulation is unlikely to occur (at least not in the short term), especially if the European Commission adopts a formal adequacy decision for the UK (in the context of the protection of personal data in accordance with the EU GDPR). For example, though the Transition Period has ended, the EU-UK Trade and Cooperation Agreement signed on 24 December 2020 (the TCA) provides for an interim period in which the UK is not considered a third country for the purposes of EU data protection laws, so long as UK data protection laws do not change. This interim period will end on the earlier of the 30 April 2021 (extendable by mutual agreement to 30 June 2021) or if the European Commission formally adopts an adequacy decision for the UK. In the event the European Commission does not formally adopt an adequacy decision within this interim period (in relation to the protection of personal data in the UK), and the UK becomes a third country for the purposes of EU data protection law, we may need to implement changes to our contractual, technical and operational procedures in order to carry out compliant data flows between the EU and UK.

In addition, these developments have had and may continue to have a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Many of the regulations that now apply in the United Kingdom following the Transition Period (including financial laws and regulations, tax, intellectual property rights, data protection laws, supply chain logistics, environmental, health and safety laws and regulations, medicine approval and regulations, immigration laws and employment laws), will likely be amended in future as the United Kingdom determines its new approach, which may result in significant divergence from European Union regulations. As a result of this uncertainty around such divergence and the economic and commercial impact that it could have, global financial markets could experience significant volatility, which could adversely affect the market price of our ordinary shares and our ability to access the equity and debt markets. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility. Also, the lack of clarity about future U.K. laws and regulations as the United Kingdom determines which European Union rules and regulations to replace or replicate, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, could decrease foreign direct investment in the United Kingdom, increase costs, and depress economic activity, which could adversely impact our business prospects in the United Kingdom. The long-term effects of Brexit will depend in part on how the European Union-United Kingdom Trade and Cooperation Agreement, and any future agreements signed by the United Kingdom and the European Union, take effect in practice. Such a withdrawal from the European Union is unprecedented, and it is unclear how the restrictions on the United Kingdom’s access to the European single market for goods, capital, services and labor within the European Union and the wider commercial, legal and regulatory environment, could impact our current and future operations and clinical activities in the United Kingdom.

Any of these effects of Brexit, among others, could materially adversely affect the business, business opportunities, and financial condition of our Company.

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

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future shutdowns of other government agencies, such as the SEC, may also impact our business through review of our public filings and our ability to access the public capital markets. Similar developments at regulators (including the EMA) in other countries could have similar impacts on our applications for marketing approval and on our business.

Separately, in response to the global COVID-19 pandemic, foreign and domestic inspections by FDA have largely been on hold with FDA announcing plans in July 2020 to resume prioritized domestic inspections. Should FDA determine that an inspection is necessary for approval of a marketing application and an inspection cannot be completed during the review cycle due to restrictions on travel, FDA has stated that it generally intends to issue a complete response letter.  Further, if there is inadequate information to make a determination on the acceptability of a facility, FDA may defer action on the application until an inspection can be completed. In 2020, several companies announced receipt of complete response letters due to the FDA's inability to complete required inspections for their applications. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities.

The investment of our cash and cash equivalents is subject to risks which may cause losses and affect the liquidity of these investments.

As at December 31, 2020 we had € 75,838,000 in cash and cash equivalents. To date, our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of twelve months or less. Savings and deposit accounts generate small amounts of interest income, if any. In 2020, some of our euro savings accounts required us to incur small amounts of interest expenses. Any future investments may include term deposits, corporate bonds, money market funds and government securities, all in accordance with our cash management policy. These investments are subject to general credit, liquidity, market and interest rate risks. For example, interest rates may be negative in the European Union. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.

In addition, should our investments cease paying or reduce the amount of interest paid to us, our interest income would suffer. The materialization of any of the market risks associated with our investment portfolio may have an adverse effect on our results of operations, liquidity and financial condition.

We may be exposed to significant foreign exchange risk.

We incur portions of our expenses, and may in the future derive revenues, in currencies other than our functional currency (i.e. the euro), in particular, the U.S. dollar. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. Therefore, for example, an increase in the value of the U.S. dollar against the euro could be expected to have a negative impact on our expenditures, although it is our policy to match the currency of our cash and cash equivalents with expected cash out flows as much as practically feasible. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

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

The use of our product candidates in preclinical studies, in clinical trials and the sale of any of our product candidates if approved, exposes us to the risk of product liability claims. Product liability claims might be brought against us by patients, healthcare providers or others selling or otherwise coming into contact with our product candidates. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, including as a result of interactions with alcohol or other drugs, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we become subject to product liability claims and cannot successfully defend ourselves against them, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in, among other things:

●	withdrawal of patients from our clinical trials;
●	substantial monetary awards to patients or other claimants;
●	decreased demand for any of our current or future product candidates following marketing approval, if obtained;
●	damage to our reputation and exposure to adverse publicity;
●	increased FDA or EMA warnings on product labels;
●	litigation costs;
●	distraction of management’s attention from our primary business;
●	loss of revenue; and
●	the inability to successfully commercialize any of our current or future product candidates, if approved.

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

Our ability to use our net operating losses (NOLs) in the Netherlands is currently limited and may be further limited. Under Dutch income tax law, tax losses incurred up to and including 2018 may be carried forward for a period of nine years. Tax losses incurred as of 2019 may be carried forward for a period of six years. As at December 31, 2020, we had a total of € 254.2 million tax loss carry-forwards available for offset against future taxable profits. The first amount of the tax loss carry-forwards will expire in 2021. On October 5, 2020, the Dutch State Secretary for Finance submitted an amendment to the Tax Plan 2021 to the House of Representatives, which provides for changes in the loss offset rules. Effective from January 1, 2022, losses may be carried forward indefinitely. However, the offset of losses will be limited in a given year against the first €1 million of taxable profit. For taxable profit in excess of this amount, losses may only be offset up to 50% of this excess.

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

The trading price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. For example, the price of our ordinary shares, which reached its high record of $ 27.60 per share at the close of the trading on March 16, 2015, decreased as low as $ 2.75 per share at the close of the trading on December 12, 2017. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this annual report, these factors include:

●	the presentation of data at industry conferences by us and/or our competitors;
●	the responses to any of our IND applications with the FDA and any of our CTA applications with the EMA;
●	any current or future preclinical or clinical trials of our product candidates, including any delays in enrollment rates or timing of these trials;
●	regulatory actions with respect to our products or our competitors’ products;
●	the recruitment or departure of key personnel;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
●	results of clinical trials of our competitors;
●	the success of competitive products or technologies;
●	actual or anticipated changes in our growth rate relative to our competitors;
●	regulatory or legal developments in the United States, the European Union and other jurisdictions;

●	developments or disputes concerning patent applications, issued patents or other proprietary rights;
●	the level of expenses related to any of our product candidates or preclinical or clinical development programs;
●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
●	variations in our financial results or those of companies that are perceived to be similar to us;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
●	announcement or expectation of additional financing efforts;
●	sales of our ordinary shares by us, our insiders or our other shareholders;
●	changes in the structure of healthcare payment systems;
●	market conditions in the pharmaceutical and biotechnology sectors; and
●	general economic, industry and market conditions.

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

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and trading price of our ordinary shares.

The global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. We believe that the state of global economic conditions are particularly volatile and uncertain, not only in light of the COVID-19 pandemic and the potential global recession resulting therefrom, but also due to recent and expected shifts in political, legislative and regulatory conditions concerning, among other matters, international trade and taxation, and that an uneven recovery or a renewed global downturn may negatively impact our ability to conduct clinical trials on the scale and timelines anticipated. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business or political environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make obtaining any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget. To the extent that our profitability and strategies are negatively affected by downturns or volatility in general economic conditions, our business and results of operations may be materially adversely affected.

If securities or industry analysts publish inaccurate or unfavorable research or cease to publish research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. In the event securities or industry analysts who cover us downgrade our ordinary shares, publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause our share price and trading volume to decline.

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

If we sell our ordinary shares in future financings, shareholders may experience immediate dilution and, as a result, our share price may decline.

We may from time to time issue additional ordinary shares or securities convertible into our ordinary shares, including in future financings that we may undertake. For example, in March 2020, we entered into a sales agreement for at-the-market offerings up to a maximum aggregate offering price of $75,000,000 of our ordinary shares with Citigroup Global Markets Inc. and Cantor Fitzgerald & Co. In January 2021, we issued 585,398 ordinary shares under this sales agreement, with gross proceeds amounting to $ 3,262,000. Due to this issuance and any future additional issuances of shares of our common stock or securities convertible into common stock, including pursuant to our shelf registration statement or our ATM facility, our shareholders may experience immediate dilution and, as a result, our stock price may decline.

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

In addition, in the third quarter of 2020, we entered into a loan facility with our senior lenders Pontifax Medison Finance and Kreos Capital for a total facility size of € 39,448,000. As of December 31, 2020, an aggregate of € 13,149,000 has been drawn down. The amounts outstanding under the facility may be convertible into ordinary shares at a price of $7.88 per share. Further, as part of this financing, we issued five-year warrants to purchase up to an aggregate of 302,676 ordinary shares, and may be required to issue additional warrants to purchase ordinary shares upon further drawdowns under the facility. If our ordinary shares are issued in connection with the conversion of the loan or exercise of warrants to purchase ordinary shares, our shareholders may experience dilution and, as a result, our stock price may decline.

Because we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, capital appreciation, if any, will be the sole source of potential gain for our shareholders.

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of our loan facility with our senior lenders Pontifax Medison Finance and Kreos Capital preclude us from paying dividends and future debt agreements may have similar negative covenants. As a result, capital appreciation, if any, of our ordinary shares will be the sole source of gain for our shareholders for the foreseeable future.

We have been a listed company since September 2014. Complying with all requirements, particularly since we are no longer an “emerging growth company” that enjoys reduced requirements, will increase our costs, require additional management resources and qualified accounting and financial personnel, and we may fail to meet all of these obligations.

We face substantial legal, accounting, administrative and other costs and expenses as a public company. Compliance with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act of 2010, the Dutch Financial Supervision Act and the rules promulgated thereunder, as well as rules of the SEC and NASDAQ and the Dutch Corporate Governance Code, or DCGC, for example, are expected to result in ongoing increases in our legal, audit and financial compliance costs. The Securities Exchange Act of 1934, as amended (the Exchange Act) requires, among other things, that we file certain periodic reports with respect to our business and financial condition. As we no longer qualify as an “emerging growth company,” we can no longer take advantage of reduced reporting requirements applicable to emerging growth companies. For example, we now must comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Complying with Section 404 is costly and management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

Our management board is required to assess the effectiveness of our internal controls and procedures annually and, in case we become a domestic filer, we will be required to disclose changes to these controls on a quarterly basis. Our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

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

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company (PFIC) for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. See Item 10.E: “Taxation” for more information.

The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate and may fluctuate considerably given that market prices of technology companies have been especially volatile. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash, including any cash raised pursuant to prior offerings. Based on the average value of our gross assets and composition of our income, we believe that we were not a PFIC for the 2020 taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurance regarding our PFIC status for the current, prior or future taxable years.

We do not currently intend to provide the information necessary for U.S. holders to make a “qualified electing fund,” (QEF) election if we are treated as a PFIC for any taxable year, and prospective investors should assume that a QEF election will not be available.

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either:

●	a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States; or
●	a majority of our “executive officers” or directors may not be U.S. citizens or residents, more than 50% of our assets cannot be located in the United States and our business must be administered principally outside the United States.

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

Currently we report our financial statements under International Financial Reporting Standards (IFRS). There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and

U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

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

Certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in our management board or supervisory board. These provisions include:

●	the authorization of a class of preferred shares that may be issued against payment of 25% of the nominal value thereof to a protection foundation, for which we have granted a perpetual and repeatedly exercisable call option to such protection foundation, for up to such number of preferred shares as equals, at the time of exercise of the call option, the lesser of: (i) the total number of shares equal to our issued share capital at that time minus the number of preferred shares already held by the protection foundation at that time (if any) or (ii) the maximum number of preferred shares that may be issued under our authorized share capital under our articles of association from time to time;
●	a provision that our management board members and supervisory board members may only be appointed upon a binding nomination by our supervisory board, which can be set aside by a two-thirds majority of our shareholders representing more than half of our issued share capital;
●	a provision that our management board members and supervisory board members may only be removed or suspended by our general meeting of shareholders by a two-thirds majority of votes cast representing more than 50% of our issued share capital (unless the removal was proposed by the supervisory board); and
●	a requirement that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our management board that has been approved by our supervisory board.

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

We are incorporated under the laws of the Netherlands. We currently have only limited operations in the United States. Most of our assets are currently located in the Netherlands. The majority of our management board, supervisory board and officers reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or the Company in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on the Company or any of our managing directors or supervisory directors in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

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

Item 4: Information on the Company

A. History and development of the company

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies for the treatment of severe genetic rare diseases with a focus on inherited retinal diseases such as Leber congenital amaurosis 10, Usher syndrome type 2, and autosomal dominant retinitis pigmentosa. Based on our unique proprietary RNA platform technologies, we are growing our pipeline with patients and loved ones in mind.

ProQR was founded in 2012 by Daniel de Boer, Gerard Platenburg, the late Henri Termeer and Dinko Valerio. Since September 18, 2014, our ordinary shares have been listed on the NASDAQ Global Market under the ticker symbol “PRQR”. As of December 31, 2020, we had raised € 304 million in gross proceeds from our public offerings of shares and private placements of equity securities, as well as € 13 million in convertible debt. In addition, we have received grants, loans and other funding from patient organizations and government institutions supporting our programs, including from Foundation Fighting Blindness and the Dutch government under the innovation credit program.

Our legal name is ProQR Therapeutics N.V. and we were incorporated in the Netherlands on February 21, 2012. We reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. Our company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands, telephone number +31 88 166 7000. Our US office is located at 245 Main Street, Cambridge, MA 02142, USA. The name and address of our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers like ProQR that file electronically with the SEC. The address of that website is www.sec.gov. We maintain a corporate website at www.ProQR.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report on Form 20-F, and the reference to our website in this Annual Report on Form 20-F is an inactive textual reference only.

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

Beyond our clinical portfolio, we discovered and developed two novel proprietary RNA editing platform technologies, Axiomer and TRIDENT™. Axiomer’s editing oligonucleotides, or EONs, are designed to recruit endogenous Adenosine Deaminases Acting on RNA, or ADAR, enzymes to make single nucleotide changes in the RNA in a highly specific and targeted manner at a desired location. We believe our Axiomer platform may be applicable to more than 20,000 disease-causing mutations. TRIDENT is our RNA pseudouridylation platform that enables the selective suppression of nonsense mutations that cause human genetic disease.

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

Research and development pipeline

DISCOVERY
PRECLINICAL
PHASE 1/2
PHASE 2/3
Sepofarsen (QR-110)
for LCA10 p.Cys998X
Pediatric study
QR-421a
for Usher syndrome 2A exon 13
QR-1123
for P23H adRP - discovered by Ionis
QR-504a
for FECD3
QR-411 for Usher syndrome 2A PE40
QR-1011 for Stargardt's disease c.5461-10T>C
QRX-461 for Usher syndrome undisclosed mutation
QRX-136 for LCA undisclosed mutation

Sepofarsen for Leber Congenital Amaurosis 10

Leber congenital amaurosis (LCA) is the most common genetic cause of childhood blindness, with LCA Type 10 (LCA10) being one of the most severe forms. People with LCA10 typically become blind within the first few years of life and currently there are no approved therapies. The most common mutation is c.2991+1655A>G (also known as p.Cys998X) in the CEP290 gene. We estimate this mutation occurs in approximately 2,000 patients in the Western world.

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

A Phase 1/2 clinical trial of sepofarsen in adults and children with LCA10 due to the p.Cys998X mutation has been completed. We presented final data from this trial at the Association for Research in Vision and Ophthalmology (ARVO) Annual Meeting in 2020, where sepofarsen demonstrated clinical proof-of-concept in LCA10 patients as shown by a significant, rapid and sustained improvement in vision in majority of the patients. The Phase 2/3 clinical trial Illuminate was initiated in April 2019, completed enrollment in January 2021 with top-line data expected during the first half of 2022.

Sepofarsen has been granted orphan drug designation by the FDA and European Medicines Agency (EMA) for LCA and received fast track designation by the FDA for LCA10. In 2019, we also received PRIME designation from the EMA for LCA due to the CEP290 p.Cys998X mutation as well as rare pediatric disease designation from the FDA for LCA10.

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

QR-421a is a first-in-class RNA therapy aimed at modulating the RNA that then results in the expression of functional usherin protein in the eye to maintain vision. This candidate is intended to be administered by intravitreal injections. Beyond QR-421a, we have additional early-stage programs QR-411 for the USH2A PE40 mutation and QRX-461, for another mutation in USH2A.

A Phase 1/2 clinical trial of QR-421a, named Stellar, is ongoing in adults with Usher syndrome or nsRP due to exon 13 USH2A mutations. Results were reported in March 2021 demonstrating that QR-421a given as a single intravitreal injection was observed to be well tolerated with no serious adverse events noted. QR-421a-treated patients responded on endpoints consistent with their disease stage in both advanced and early-moderate patient populations, including BCVA and static perimetry, respectively. Concordant improvements were also measured in other endpoints assessing retinal structure and function. Based on initial Regulatory guidance, the Company plans to submit protocols to start two Phase 2/3 trials. Each trial could potentially serve as the sole registration trial depending on the findings.

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

Currently, a Phase 1/2 clinical trial, named Aurora, is ongoing in adults with adRP due to the P23H mutation and it is anticipated that the first clinical data from this program will be reported in 2021. QR-1123 has been granted orphan drug designation for RP due to the P23H mutation and fast track designation by the FDA for adRP.

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

We plan to advance the QR-504a program into a first clinical trial in late-stage disease patients. The Fuchs Focus study is an open label, single-dose, dose escalation, exploratory study to evaluate safety, tolerability, and molecular biomarker(s) in corneal endothelium following a single intravitreal injection in patients with FECD3 scheduled for corneal transplant.

Deep pipeline in Ophthalmology

More than two million people in the World have vision loss due to an Inherited Retinal Disease (IRD), caused by a mutation in the approximately 300 genes that are associated with IRDs. Only a small fraction of those two million patients currently has a treatment available. At ProQR we believe that our RNA therapy platform technology has the potential to treat a large number of the mutations that cause IRDs. Therefore we have set up a dedicated effort to discover potential new treatments for IRDs that currently have no treatment. Although the total IRD population is fragmented in many mutations that cause the disease, we believe our RNA therapies have a set of common characteristics that makes them applicable across many IRD mutations. Today we have novel treatments in various stages of preclinical discovery and development for over 25 different IRD causing mutations. This preclinical pipeline includes molecules for other mutations in Leber congenital amaurosis, Usher syndrome, and other inherited retinal diseases. In the coming years we are working to bring several of these molecules into clinical development with the ultimate goal to create transformative RNA therapies where currently no treatment options exist.

Novel RNA Technologies

Antisense oligonucleotides (AONs) have been used as therapeutics for the last few decades. ProQR has built an extensive pipeline of investigational RNA therapies based on the technologies already available. But our scientists have gone beyond that and invented entirely new ways of using oligonucleotides for the treatment of genetic diseases. Both the Axiomer RNA editing platform and the TRIDENT RNA Pseudouridylation platforms are novel, proprietary RNA technologies invented at ProQR. We have built a broad intellectual property estate around these technologies and together with the leading academic experts in the RNA field, we continue to advance these technologies.

Our Axiomer RNA editing technology enables the editing of specific single nucleotides in RNA. The technology is based on editing oligonucleotides, or EONs, designed to recruit endogenous ADAR enzymes (Adenosine Deaminases Acting on RNA) to make single adenosine-to-inosine (A-to-I) changes in the RNA in a highly specific and targeted manner. This technology could reverse the more than 20,000 G to A mutations in the human population that cause disease. In vitro and in vivo work indicates that the EONs are generally applicable for the correction of mRNA G-to-A mutations.

Our TRIDENT RNA pseudouridylation platform enables the suppression of nonsense mutations and premature stop codons (PTC) that cause human genetic diseases. Since all premature stop codons contain uridine, pseudouridylation of that uridine converts those nonsense codons into sense codons. TRIDENT technology harnesses endogenously expressed pseudouridylation machinery to guide RNAs to inhibit nonsense mRNA-mediated decay (NMD) in a sequence-specific manner and promote PTC readthrough. The TRIDENT technology has the potential to be applied in approximately 11% of all genetic mutations.

Our Strategy

We are dedicated to improving the lives of patients and their loved ones through the development of RNA therapies for severe genetic diseases, focusing on the eye. We believe the strategy as outlined below enables us to build a sustainable independent business which creates value for all stakeholders involved. Key elements of our strategy include:

●	Develop RNA therapies for patients in need. Through our patient-focused approach, we work to develop best-in-class therapies and to advance the understanding of conditions that we target. As RNA therapies have become an established modality, we are translating new applications in a pipeline of product candidates for patients suffering from rare diseases.
●	Rapidly advance our ophthalmology platform. The positive results of sepofarsen and QR-421a in Phase 1/2 clinical trials have built confidence in the potential opportunity for RNA therapies in treating genetic eye diseases. Therefore, we have focused our pipeline and plan to rapidly advance programs for diseases with limited or no treatment options.
●	Commercialize portfolio of ophthalmic therapies independently. We plan to commercialize our portfolio of medicines for inherited retinal diseases (IRDs) independently in North America and Europe and seek partners for other geographic areas. While building the commercial infrastructure for a potential commercial launch of sepofarsen, we expect this same infrastructure to serve patients with other IRDs like Usher syndrome. There are approximately 30 hub centers specialized in IRD care allowing for an efficient and targeted commercial infrastructure.
●	Leverage our pipeline through strategic consideration of out-licensing, spinouts or collaborative partnerships. We plan to continue to advance the programs and technologies in our discovery pipeline beyond ophthalmology and selectively engage with partners for development and commercialization of programs and products that we do not intend to independently develop.
●	Expand our RNA-editing technologies into select therapeutic areas. Our novel and proprietary RNA editing platform technology, Axiomer, is a new way to use oligonucleotides to edit single nucleotides in the RNA. We believe the Axiomer technology may be applicable to more than 20,000 disease-causing mutations. Our TRIDENT RNA platform enables the suppression of nonsense mutations and premature stop codons (PTC) that cause genetic diseases by harnessing endogenously expressed pseudouridylation machinery to inhibit nonsense mRNA-mediated decay to promote PTC readthrough. We intend to use these platforms to develop novel therapies for inherited retinal diseases and continue to validate and create value for the platforms through pursuing licensing, partnering and other strategic relationships outside this core therapeutic area.

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

A key initiative at driving this patient voice to the heart of the work we do at ProQR is the Global Patient & Caregiver Steering Committee. Launched in January 2020, the Steering Committee is a forum for direct patient input on a wide range of topics, to ensure ProQR is meeting the needs of individuals we are striving for a solution.

In 2020 ProQR partnered with Foundation Fighting Blindness in the My Retina Tracker Program, a collaborative, open access program providing no-cost genetic testing and genetic counseling for individuals living in the United States with a clinical diagnosis of an IRD. Genetic testing is crucial to receiving an accurate diagnosis to then move forward with the best care. Through its participation in the program, ProQR hopes to provide IRD patients with easier access to genetic diagnostics, improve access to clinical trials and facilitate therapeutic development in IRDs associated with CEP290, USH2A and RHO genes.

Sepofarsen for Leber Congenital Amaurosis 10 (LCA10)

LCA Background

Leber congenital amaurosis (LCA) is the most common genetic cause of blindness in childhood. The c.2991+1655A>G mutation (also known as p.Cys998X) in the CEP290 (centrosomal protein of 290 kDa) gene is the most prevalent mutation which generally accounts for the most severe disease phenotype (LCA10). This mutation leads to significant decrease in CEP290 protein within the photoreceptor cells in the retina. Patients affected by this mutation typically lose sight in the first years of life. Clinical features of LCA10 include loss of vision, involuntary eye movement or nystagmus, abnormalities of pupil reactions and no detectable photoreceptor electrical signals on electroretinography (ERG).

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

Approaches for the Treatment of LCA10

There are currently no treatments approved for patients with p.Cys998X associated LCA10 and disease management is currently supportive in nature. The eye is highly suitable for oligonucleotide therapies as it is a contained organ with physical cellular barriers. These natural barriers strongly limit the free entry and exit of cells and larger molecules in and out of the eye, therefore limiting the systemic exposure of locally administered therapies.

Sepofarsen for LCA10, splice correction for p.Cys998X CEP290 mRNA

Outer segment
Connecting cilium
Inner segment
Nucleus
Sepofarsen

protein
CEP290
mRNA
Exon 26
Exon 27
Sepofarsen
pre-mRNA
Exon 26
Exon 27

Sepofarsen binds to pre-mRNA and silences the cryptic splice site leading to production of normal mRNA.

Sepofarsen for the Treatment of LCA10

Sepofarsen (formerly named QR-110) is designed to treat LCA10 by splice correction. By binding to the pre-mRNA, sepofarsen aims to silence the cryptic splice site caused by the p.Cys998X mutation. The splicing machinery can thus process the pre-mRNA correctly resulting in normal mRNA and we expect the production of full-length functional wild-type CEP290 protein. Sepofarsen is administered by intravitreal injection.

Sepofarsen received orphan drug designation from the FDA and EMA for the treatment of LCA. Sepofarsen was also granted fast track designation for LCA10 and rare pediatric disease designation by the FDA for LCA10 and PRIME designation by EMA for the treatment of LCA due to the CEP290 p. Cys998X mutation.

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

The primary objective of the trial was to evaluate safety and tolerability. Secondary objectives included the assessment of pharmacokinetics and improvement of visual function and retinal structure through ophthalmic endpoints such as best-corrected visual acuity (BCVA), full-field stimulus testing (FST), mobility course, and optical coherence tomography (OCT).

Safety Data:

Sepofarsen was observed to be well-tolerated with manageable safety findings. In total, eight cases of cataract (lens opacity) were observed (three in the target registration dose cohort and five in a higher dose cohort). All subjects who had lens replacement surgery regained their pre-cataract vision. Four cases (in three subjects) of retinal findings were observed in the now retired 320/160 µg dose group: two incidences of mild cystoid macular edema were resolved with topical treatment and two incidences of subclinical retinal thinning stabilized within two months of last dose without additional treatment.

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

Table 1. Summary of Efficacy Endpoints

Endpoint	Units	Direction Showing Improvement	Responder Threshold	Change from Baseline at Month 12 Mean (SEM)
				Treated	Untreated
Overall
Best corrected visual acuity				-0.55 (0.26)
(ETDRS/BRVT) (n=11)	LogMAR	↓= improved	≥ -0.3	p<0.05 vs. CE	-0.122 (0.07)
Full field stimulus red (FST red)				-0.91 (0.18)
(n=10)	log cd/m2	↓= improved	-0.5	p<0.01 vs. CE	-0.16 (0.16)
Full field stimulus blue (FST blue)				-0.79 (0.23)
(n=10)	log cd/m2	↓= improved	-0.5	p<0.02 vs. CE	-0.02 (0.11)
Mobility course				2.5 (0.98)
(n=10)	Level	↑= improved	≥ 2	p=0.1 vs. CE	1.75 (0.75)

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

BCVA is an accepted registration endpoint for treatments of retinal diseases, with a generally accepted threshold for clinically meaningful improvement of -0.3 LogMAR (3 lines or 15 letters on an eye chart) in the U.S and -0,2 LogMAR (2 lines or 10 letters) in Europe. At Month 12, this threshold was exceeded in treated, but not untreated eyes, in the overall population, both in adult and pediatric subjects.

Performance on a mobility course was also improved. Concordant improvement in the mechanistic and functional outcome measures confirm that these observations are due to on-target benefits of sepofarsen. Results from the individual endpoints are discussed in more detail below.

Best Corrected Visual Acuity (BCVA)

To assess BCVA, either the ETDRS eye charts or BRVT eye charts were used. ETDRS is useful up to and including LogMAR 1.6, and BRVT extends the range to LogMAR 2.9.

Data from the Month 3 and 12 assessment of BCVA for both dose groups and pooled are presented in Table 2 and show that the BCVA improvement in treated eyes started within the first 3 months of treatment and was maintained thereafter. Expectedly, BCVA in contralateral eyes which did not receive treatment did not change appreciably.

Table 2. BCVA at Month 3 and Month 12

Mean ΔBCVA LogMAR	Treated eye (SEM)		Untreated eye (SEM)
	month 3	month 12	month 3	month 12
Pooled analysis (n=11)	-0.5	-0.55	0.0	-0.11
	(0.24)	(0.26)	(0.04)	(0.07)
160μg/80μg (n=6)	-0.81	-0.93	0.01	-0.22
Target registration dose	(0.41)	(0.43)	(0.08)	(0.11)
320μg/160μg (n=5)	-0.13	-0.11	0.0	0.01
	(0.1)	(0.07)	(0.0)	(0.04)

Abbreviations: BCVA=Best-corrected visual acuity; LogMAR=logarithm of the minimum angle of resolution; SEM=standard error of the mean

The 160μg/80μg dose was selected as the target dose for the Phase 2/3 study. This is supported by the results in Table 2.

Figure 1 depicts mean BCVA change from baseline for individual subjects (n=6) at the target registration dose (160μg/80μg)), where at Month 12 the change was -0.93 LogMAR, equivalent to approximately 9 lines improvement (or 45 letters) on the ETDRS chart.

Figure 1. BCVA Change - Target registration dose (160 µg/80 µg) group

BCVA change from baseline for individual subjects in the target registration dose (160μg/80μg) is depicted in Figure 2, supporting the strategy to enrich the Phase 2/3 study population by including patients with hand motion or better visual acuity (LogMAR 3.0 or better). Although the largest responder was at light perception (LP) only, or LogMAR 4.0, the remaining four light perception patients did not have any changes in BCVA (these patients had their greatest responses on FST).

Figure 2. Individual BCVA Change from Baseline at 12 Months

Concordant improvements were also observed in Full-Field Stimulus Test (FST) and mobility as shown in Figure 3.

Figure 3. Change over Time in FST and Mobility – Target registration dose (160 µg/80 µg) group

Conclusions from Phase 1/2 Study PQ-110-001

In Phase 1/2 testing, sepofarsen was observed to significantly improve vision and the response was durable up to 12 months. Concordant improvements in key secondary outcome measures supported the observed change in vision. In the target registration dose group (160µg/80µg) sepofarsen was well-tolerated with a favorable benefit/risk profile.

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

Phase 1/2 Insight Extension Study

The Insight study, or PQ-110-002, is an open-label extension study to evaluate the safety, tolerability, efficacy, and pharmacokinetics (PK) of sepofarsen in subjects who completed participation in study PQ-110-001. Insight will provide continued access to the investigational product in the treated eye, as well as treatment of the contralateral eye. It is envisaged that the Insight study will remain open for as long as the benefit-risk continues to be positive, until drug registration or provision of continued treatment by other means is available.

In July 2020, preliminary data from the Insight study were presented, which showed benefit consistent with the Phase 1/2 findings. Patients who completed the Phase 1/2 trial were able to continue dosing their first treated eye, as well as initiate treatment of the second eye. Four patients received sepofarsen in their second eye and clinically meaningful BCVA improvements were reported in the second treated eye, similar to improvements observed in their first treated eye as shown in Figure 4. All four patients showed an FST improvement, generally similar to the first treated eyes. One patient developed a cataract in both eyes, and no other safety findings were reported. We plan to report additional and updated data from the Insight study during the second half of 2021.

Figure 4. Change from baseline to 3 months after dosing – consistent response observed in both eyes treated

Phase 1/2 Brighten Study

Brighten is a Phase 1/2 trial of sepofarsen in pediatric patients less than 8 years old. The primary objectives of this study, which is planned to start in 2021, are safety and tolerability.

Phase 2/3 Illuminate Pivotal Trial

Illuminate (PQ-110-003) is a Phase 2/3 pivotal trial that aims at defining safety and quantifying the treatment effect, relative to masked, sham-treated control subjects, at more than one dose level (160μg/80µg target registration dose level and 80μg/40µg). This study randomized 36 patients aged 8 years or older to receive sepofarsen at the target registration dose, a low dose, or sham treatment. Enrollment was completed in January 2021 Illuminate is planned to be the sole pivotal study in support of the eventual Marketing Authorization Application (MAA) in the European Union and the New Drug Application (NDA) in the United States. The clinical study design incorporates advice provided by the CHMP and FDA.

The primary endpoint (mean change from baseline in BCVA, based on ETDRS and/or BRVT, of treatment versus sham) will be assessed at Month 12, and top-line results are expected in the first half of 2022. Thereafter, treatment of the contralateral eye or crossover to active study drug for sham-treated subjects may be considered. We will continue to follow up on subjects for 24 months to assess long-term safety and efficacy. See below a schematic of the Illuminate study.

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

Clinical Development of QR-421a

Stellar (PQ-421a-001) is a Phase 1/2 randomized, single ascending dose study designed to evaluate the safety and tolerability of QR-421a in subjects with vision loss due to mutations in exon 13 of the USH2A gene. The primary objective of the trial is to evaluate safety and tolerability. Secondary objectives include evaluating visual acuity (as measured by BCVA), visual fields (as measured by static perimetry and microperimetry), and changes in retinal structure (as measured by optical coherence tomography, or OCT). The study is being conducted at expert sites in North America and Europe.

In March 2020, initial findings from a planned interim analysis of the Stellar showed that QR-421a was observed to be generally well tolerated with no serious adverse events noted, and preliminary signals of biological activity and target engagement were observed. Based on these findings, the 100µg cohort was expanded with additional subjects who are homozygous for exon 13 mutations. Dose escalation to 200µg (“high dose”) occurred in parallel.

The Stellar trial completed enrollment in late 2020. The study included a total of 20 patients, of which 14 received a single dose of QR-421a and six received a single sham procedure for masking. The 14 treatment patients (mean age of 46 years) enrolled varied in their disease stage and were classified as advanced patients (defined as patients with baseline visual acuity of <70 letters or equivalent to worse than 20/40 on a Snellen chart) or early-moderate patients. Six patients had advanced disease and eight patients had early-moderate disease. Three different dose levels were studied. The population also varied in disease characteristics with both Usher syndrome (n=7) and nsRP (n=7) and genetic background with both homozygous (n= 9) and heterozygous (n=5) subjects for USH2A exon 13 mutations. The majority of the patients were followed for up to 48 weeks, with one patient followed up to 96 weeks.

In March 2021, results from the Stellar trial were reported.

Safety Data

QR-421a was observed to be well tolerated with no serious adverse events reported. Two cases of pre-existing cataracts were observed, one in the treated eye and one in the untreated eye of the same patient. Both are considered not treatment related. Cataracts are known to occur as part of the background disease in in over 30% of the patients. No new cataracts were reported in the study. Cystoid macular edema, or CME, is frequently associated with the disease and is part of the natural history of the disease in over 30% of the patients, and is usually managed adequately with topical eyedrops. One subject with pre-existing CME was enrolled into the 200µg cohort. The CME progressed during the study but was classified as mild and managed with standard of care therapy. No new cases of CME occurred during the study.

Efficacy

Due to the different rates of progression between patients, a patient’s untreated contralateral eye was used as a control. In advanced patients, the primary measure of efficacy is best corrected visual acuity, or BCVA. In early-moderate patients, the primary measure of efficacy is measurement of visual fields by static perimetry. QR-421a-treated patients responded on endpoints consistent with their disease stage in both advanced and early-moderate patient populations. Concordant improvements were also measured in other endpoints assessing retinal structure and function.

Advanced patients finding

BCVA is a measure of central vision, or sharpness of sight, as measured on an ETDRS letter chart. Across all treated patients (n=14), a mean benefit of 6.0 letters was observed at week 48 in the treated eyes compared to the untreated (contralateral) eyes. Among advanced disease patients (n=6), a mean benefit of 9.3 letters was observed at week 48 in the treated eyes as compared to the untreated eyes and the benefit was maintained for >12 months, as depicted in Figure 5. All six advanced patients had a benefit in the treatment eye, whereas none of the patients in the sham group had a benefit.

Figure 5. Mean changes from baseline in BCVA for the advanced population

Early-moderate patients finding

Static perimetry assesses retinal sensitivity in the peripheral retina. As shown in Figure 6, across all treated patients, a mean improvement benefit of 40dB was observed in the treated eyes compared to the untreated eyes, at peak, and the benefit was maintained for >6 months.

Figure 6. Total retinal sensitivity improvement using static perimetry for all QR-421a treated patients

The number of retinal locations (loci) that improved by ≥7db in retinal sensitivity demonstrated a benefit in the treated eyes compared to the untreated eyes, with up to a mean of 9 loci in the treated eyes improving by ≥7db. In early-moderate patients (n=8), a mean of up to 13 loci in the treated eyes improved by >7db compared to 7 loci for the untreated eyes at the same timepoint, as shown in Figure 7. Of the eight patients that were early-moderate, 7 had a benefit in this analysis.

Figure 7. Mean number of retinal loci with 7dB improvement in static perimetry for the early-moderate population

Concordant benefits were observed in both advanced and early-moderate patients in objective structural endpoint (OCT) that measures retinal structure, as well as microperimetry, as shown in Figure 8.

Figure 8. Mean change from baseline in ellipsoid zone area and microperimetry seeing zones for all QR-421a treated patients

Sham treated eyes responded similarly to the untreated eyes across multiple concordant endpoints, as shown in Figure 9.

Figure 9. Sham treatment responses in OCT, BCVA and static perimetry

As shown in Figure 10, the data established the dosing interval at 6 months with a sustained effect of approximately 6 months across multiple endpoints. The 6-month durability of effect is in line with the half-life of QR-421a and will be the dosing regimen in the pivotal trials.

Figure 10. Sustained effect of approximately 6 months in OCT, BCVA and static perimetry

There were no observed differences in responses at the different dose levels or responses between homozygotes and heterozygotes as well as usher syndrome and nsRP patients.

Phase 2/3 “Sirius” and “Celeste” pivotal trials of QR-421a

Based on initial Regulatory guidance, the Company plans to submit protocols to start two Phase 2/3 trials. Each trial could potentially serve as the sole registration trial depending on the findings.

"Sirius" is a Phase 2/3 trial that will focus on advanced patients with baseline BCVA ≤20/40. The primary endpoint will be BCVA at the 18-month timepoint, with the potential for an earlier interim analysis at 12 months. In parallel, “Celeste” is a Phase 2/3 study that will further study QR-421a in early-moderate population. The primary endpoint will be static perimetry at the 18-month timepoint.

The Company plans to align on the protocols with regulators and then expects to start the trials by the end of 2021.

Phase 1/2 “Helia” extension study

An extension study, Helia, is also planned which would permit continued dosing of eligible subjects who complete the Stellar trial. Patients will be offered repeated dosing in both eyes.

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
Rhodopsin
Rhodopsin

QR-1123 suppresses P23H mRNA
with an allele specific mechanism

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

Clinical Development of QR-1123

Currently a Phase 1/2 clinical trial, named Aurora, is ongoing in adults with adRP due to the P23H mutation. Aurora, or PQ-1123-001, is a first-in-human study that will initially include approximately 10 adults with adRP due to the P23H mutation in the rhodopsin (RHO) gene. The trial will include single-dose escalation in which an intravitreal injection of QR-1123 will be given in one eye. The objectives of the trial include evaluation of safety and tolerability. Efficacy as measured by improvement of visual function and retinal structure will be assessed through ophthalmic endpoints such as visual acuity, visual field and optical coherence tomography. The trial will be conducted at expert sites in North America. We anticipate reporting the first clinical data from this trial in 2021.

Design of Phase 1/2 Aurora Study of QR-1123

Preclinical Evidence for QR-1123

In vitro and in vivo experiments have been performed to study the specificity of QR-1123 for the P23H mutant RNA. In vivo experiments have been performed to study the effect of QR-1123 on retinal degradation and ERG measurements.

●	QR-1123 was observed to selectively target the human P23H mutant rhodopsin mRNA, whilst sparing the human wild-type mRNA in cell models (Figure 11, left panel).

●	In mice expressing wild-type RHO, no difference in RHO mRNA was observed between groups treated with QR-1123 or a control (Figure 11, right panel) while mutant P23H-RHO mRNA was reduced after a single QR-1123 injection in the eyes of transgenic mice expressing the mutant mRNA (Figure 11, center panel) confirming the specificity for the P23H allele.

●	A rat model of P23H adRP given QR-1123 surrogate had an improved scotopic a-wave response amplitude at all stimulus intensities (Figure 12, left panel). This improved ERG response was not observed in the control-treated eyes (Figure 12, left panel).

●	A single IVT administration of QR-1123 retarded the progressive retinal degeneration in a mouse model of P23H adRP (Figure 13, top panel). Importantly, the activity was observed throughout all regions of the retina (Figure 13, lower panel). This shows that QR-1123 has the capability to stop retinal degeneration and indicates that a mechanism based on inhibition of the formation of toxic mutant version of rhodopsin protein has the potential to improve a clinically relevant functional outcome in RP.

●	QR-1123 did not have a significant effect on wild-type RHO mRNA levels in cynomolgus monkey (Figure 14) suggesting that QR-1123 is specific to the P23H mutant RHO mRNA and does not affect the expression of WT RHO mRNA.

Figure 11: Transgenic mice expressing human P23H RHO treated with QR-1123 or a control; data are presented as percent of contralateral eye PBS-treated RNA level. Right Panel: Transgenic mice expressing human wild-type (WT) RHO treated with QR-1123 or a control; data are presented as percent of contralateral eye PBS-treated RNA level.

Figure 12: ONL preservation and ERG improvement after QR-1123 treatment. Left Panel: Representative retinal micrographs of P23H-1 rhodopsin transgenic rat eyes from the PBS or QR-1123 surrogate-treated eye 30 days post IVT injection. Right Panel: Improved ERG response in P23H-1 transgenic rats after a single QR-1123 surrogate treatment with IVT injections at P13 (A) or P14 (B), with ERG measurements made at P48. (A, B). Amplitude versus stimulus intensity curves for scotopic a-waves (circles). The scotopic a-waves of eyes injected with QR-1123 surrogate were signi�cantly greater than PBS-injected contralateral eyes while eyes treated with control were similar to those of PBS-injected contralateral eyes (t-test; *P < 0.05; **P < 0.01; ***P < 0.001; ****P < 0.0001). In the data points without apparent error bars, the error bars are obscured by the symbol.

Figure 13: Preservation of ONL in a Tg mouse model after treatment with QR-1123. Top panel: Depicted is a spider diagram of the outer nuclear layer measurements of the entire retina of eyes treated with either PBS (red line) or QR-1123 treated eyes (Green line). Lower Left panel: Average superior region ONL thickness at baseline and in PBS and QR-1123 treated mice. Lower Right panel: Average inferior region ONL thickness at baseline and in PBS and QR-1123 treated mice. Two-tailed t test; **p < 0.01, ****p<0.0001.

Cynomolgus monkey

Figure 14: Levels of monkey WT RHO mRNA were measured by qRT-PCR 14 days after IVT injections. The RHO levels of individual animals were normalized to CRX mRNA levels. Values are presented as % of mean of the vehicle group.

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

Representation of the TNR mutation causing FECD3, and TCF4 trinucleotide repeat expansion targeting by QR‑504a

FECD Genetics

The inheritance pattern of FECD is primarily autosomal dominant and genetic and environmental modifiers such as age and gender are known to affect its prevalence. The genetic basis of the most prevalent form (FECD type 3) has been attributed to CTG TNR expansions in the TCF4 gene. TCF4 is a widely expressed gene, yet trinucleotide repeat (TNR) expansion in TCF4 only causes disease in the corneal endothelium.

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

QR-504a for the Treatment of FECD3

The primary goal of the development plan for QR-504a is to provide a therapy to prevent or slow down the corneal degeneration in patients with FECD3. QR-504a is designed to target the intronic TNRs in the TCF4RNA. The aim is to reduce aggregation and the formation of RNA foci in order to normalize the RNA splicing patterns, and prevent or halt corneal degeneration in patients with FECD3.

Clinical Development of QR-504a

We plan to advance the QR-504a program into a Phase 1 first-in-human clinical trial in late-stage disease patients in 2021, pending lifting of restrictions due to COVID-19 at the study site. The study, named Fuchs Focus, is an open-label, single-dose, dose escalation, exploratory study to evaluate safety, tolerability, and molecular biomarker(s), i.e., target engagement, in corneal endothelium following a single IVT injection of QR-504a in approximately 10 patients with advanced FECD3 scheduled for corneal transplant (Descemet Membrane Endothelial Keratoplasty, or DMEK) with paralleled lens replacement, as shown in figure 15.

Following DMEK surgery of the first eye (Eye 1), corneal endothelium will be collected to assess selected molecular biomarkers. At least 4 weeks prior to the scheduled DMEK in Eye 2, the participant will receive a single intravtreal (IVT) injection of QR-504a in Eye 2. Following the DMEK in Eye 2 corneal endothelium will be collected for molecular biomarker assessments. Data generated from Eye 1 (untreated) will serve as intra-subject control for data generated from Eye 2 (treated).

Figure 15: Design of Fuchs Focus Study

Preclinical Evidence for QR-504a

The effects of QR-504a have been studied in primary corneal endothelial cell (CEC) models developed using FECD patient tissue. These models recapitulate the pathology of FECD3, such as displaying RNA foci composed of TCF4 TNR expansions, which cause cellular toxicity by sequestration of certain essential mRNA splicing factors (e.g. MBNL1), and consequently mis-splicing of other mRNAs, all of which have been correlated to disease causation. In collaboration with Moorfields Eye Hospital and University College London, we are using these CEC models successfully to study and select suitable molecules for the development of a FECD therapy.

We have conducted in vitro and in vivo preclinical studies that support the clinical development of QR-504a:

●	Treatment with the QR-504a surrogate by transfecting CEC models did not only specifically and significantly reduce the nuclear RNA foci incidence, but also led to desequestration of MBNL1 as well as the normalization of splicing toward a ‘non-FECD’ profile as observed in control cells.

●	RNA target engagement of QR-504a was confirmed when directly comparing it to the surrogate AON, as illustrated by the improved reduction of nuclear RNA foci in the FECD3 patient-derived CEC model (Figure 16).

●	IVT administration of AONs has been shown to result in corneal uptake into the corneal endothelial cells (the target site of pharmacological action for QR-504a) in mice. This was recently confirmed in an ocular biodistribution study in mice, where a single IVT injection of QR-504a showed superior corneal uptake compared to topical administration.

Reduced RNA Foci Incidence in FECD Patient-Derived CECs After Transient Transfection of QR-504a

Figure 16: Percentage of nuclei that contain RNA foci after treatment with either PBS (control), QR-504a-surrogate (QR-504) or QR-504a.

Other Pipeline Programs

Beyond the clinical-stage programs mentioned above, we have additional early stage programs in our pipeline.

QR-1011 for Stargardt Disease

Stargardt disease is the most common inherited macular dystrophy causing progressive loss of central vision, for which there are no treatments currently available. It is associated with mutations in the ABCA4 gene resulting in the loss of photoreceptor cells in the retina. The c.5461-10T>C mutation affects about 7,000 patients in the Western world and leads to aberrant splicing of ABCA4 mRNA. QR-1011 aims to restore normal splicing, leading to the production of wild-type mRNA and protein, thereby stopping or potentially reversing the disease. QR-1011 is currently in the advanced lead optimization phase.

QR-411 for USH2A PE40 mutation

QR-411 is intended to be administered by intravitreal injection and to restore functional usherin protein in the eye to restore vision. Similar to the approach of sepofarsen, QR-411 is targeted at correcting the splicing of a pseudoexon. In patients, the specific c.7595-2144A>G (PE40) mutation leads to aberrant inclusion of this pseudoexon in the mature mRNA and consequently absence of a functional usherin protein. Correction of splicing with QR-411 could potentially lead to restoration of normal, wild-type usherin protein. In the Western world, approximately 1,000 patients are affected by the PE40 mutation. QR-411 is currently in preclinical testing. It has received orphan drug designation for the FDA and EMA.

QRX-461 for an undisclosed mutation in USH2A

QRX-461 is a discovery-stage program for another mutation in USH2A.

QRX-136 for an undisclosed mutation in LCA

Beyond sepofarsen, we have an additional discovery-stage program, QRX-136, for another mutation in CEP290.

Human Resources

We believe in passion and commitment and we have built a strong team of ProQRians from all walks of life and approximately 35 different nationalities, who are up to the challenge and committed to make a difference to the patients we serve. We actively create a caring atmosphere filled with fun and joy, in which we love to work and maintain productive and happy lives. At ProQR we foster empowerment, self-development, creativity and a sense of community.

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

Currently, each of our active ingredients for our manufacturing activities are supplied by single source suppliers. We have agreements for the supply of such active ingredients with manufacturers that we believe have sufficient capacity to meet our demands. In addition, we believe that adequate alternative sources for such supplies exist. We typically order clinical supplies and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements. We have a commercial supply agreement in place for the manufacturing of the active ingredient in sepofarsen. This agreement took effect in July 2019 to cover the process qualification activities, and will remain effective until ten years after the date of first commercial sale of sepofarsen. The agreement may be terminated earlier by either party in case of a material breach of the agreement, or by us in case (i) the product or the development thereof is discontinued, (ii) of insufficient supplies of the product, or (iii) of a refusal to implement changes required by regulatory authorities. During the first five years after the first commercial sale, we shall be required to exclusively order our demand of sepofarsen under this agreement, and thereafter only half the demand. Every half year, we shall submit 36 months forecasts of which the first 12 months are a binding take or pay commitment.

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

Patent Rights Relating to Our LCA Program

With regard to our LCA Program and our lead candidate in the LCA space, sepofarsen, we entered into an exclusive license agreement with the Radboud University Medical Center, Nijmegen, the Netherlands in April 2014 to obtain rights in a patent family with composition of matters claims directed to antisense oligonucleotides for treating LCA and method of use claims relating to modulation of the splicing of the CEP290 gene product. Patents were granted in Europe (EP 2753694 B1), in the U.S. (US 9,771,580 and US 10,167,470), in Australia (AU 2012305053), and in Eurasia (EA 033653),, and applications are currently pending in the U.S. (continuation application) as well as Brazil and Canada. The term of any patents resulting from these applications would be expected to extend to at least 2032. Furthermore, we entered into an exclusive license agreement with Inserm Transfert SA and Assistance-Publique-Hôpiteaux de Paris (AP-HP), Paris, France in January 2018 to obtain rights in a patent family with composition of matters claims directed to antisense oligonucleotides for treating LCA and method of treatment claims relating to modulation of the splicing of the

CEP290 gene product. Patents were granted in the U.S. (US 9,012,425; US 9,487,782; US 9,777,272) and in Europe (EP 2718437 B1) and applications are currently pending in the U.S. (continuation application) and Europe (divisional application). The term of any patents resulting from these applications would be expected to extend to at least 2032. We amended the aforementioned license with Inserm Transfert SA and AP-HP to add a non-exclusive license with respect to a patent family with method claims directed to methods for performing antisense oligonucleotide-mediated exon skipping in the retina of a subject in need thereof. Patents were granted in Europe (EP 3019610 B1) and applications are currently pending in the U.S. (continuation application). The term of any patents resulting from these applications would be expected to extend to at least 2034.

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

Patent Rights Relating to Our Axiomer Program

With regard to our Axiomer program, we filed several national and international patent applications from 2014 to 2020, several of which were continued in national and regional patent applications after the respective international phases. The term of any patents resulting from these applications, if issued, would be expected to extend to at least between 2035 and 2040.

Patent Rights Relating to Our TRIDENT Program

With regard to our TRIDENT program, we filed an international patent application in 2019 directed to antisense oligonucleotides that are applicable for nucleotide-specific pseudouridylation. In the TRIDENT program we are working together with Prof. Yi-Tao Yu at the University of Rochester, NY, USA. The international application was continued in national and regional patent applications. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2039.

Patent Rights Relating to Our Autosomal Dominant Retinitis Pigmentosa Program

On October 26, 2018, we and Ionis Pharmaceuticals, Inc. entered into a License Agreement, pursuant to which Ionis granted us an exclusive, worldwide, royalty-bearing license to us to develop and commercialize certain pharmaceutical products, including the product designated by Ionis as IONIS-RHO-2.5Rx, which has been re-designated by us as QR-1123, for the prevention or treatment of autosomal dominant retinitis pigmentosa, or adRP, in humans, including patient screening. Ionis also granted to the Company certain sub-license rights. Ionis licensed us non-exclusive rights under a range of technology and manufacturing patent families, as well as an exclusive right to one patent family related to QR-

1123. The product patent family contains a granted patent in the U.S. (US 10,426,789) and pending applications in the U.S. (continuation application), Europe, Brazil, Canada, Israel, India, Mexico, and New Zealand.

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

License Agreement with Radboud for LCA

In April 2014 we entered into a Patent License Agreement with Radboud University Medical Center, or Radboud, in the field of antisense oligonucleotide-based therapy for Leber congenital amaurosis, or LCA. Under the terms of this license agreement, we have an exclusive, world-wide royalty-bearing license under certain Radboud patent rights to develop, make, have made, use, sell offer for sale and import of certain licensed products of Radboud for use in all prophylactic and therapeutic uses in the field of LCA. Pursuant to the terms of the license agreement, we are obligated to pay Radboud net-sales-related royalties in the low single digits which shall be determined on a product-by-product and country-by-country basis. If we are required to pay any third-party royalties, we may deduct that amount from that which is owed to Radboud. Radboud shall provide human resources, materials, facilities and equipment that are necessary for preclinical and clinical trials and if we do not purchase such trial facilities from Radboud, we are required to pay an increased net-sales-related royalty. In our sole discretion, we may elect to convert our obligation to pay net-sales-related royalties into one of the two lump-sum royalty options contained in the license agreement, the amount of which depends on whether we elect to convert prior to or after regulatory approval has been filed.

We may sublicense our rights to any third-party provided such sub-license includes the same obligations on the sub-licensee as are on us and we promptly furnish Radboud with a copy of the executed sublicensing agreements.

The license agreement will remain in effect until the date on which all of the relevant patent applications and all granted patents ensuing from such applications have expired or is terminated earlier in accordance with the agreement. Either party may terminate the agreement if the other party is in default of a material obligation under the agreement which has not been cured within 30 days of notice of such default. Either party may also terminate the agreement if the other party declares bankruptcy, dissolves, liquidates or is subject to other analogous proceedings. Radboud may also terminate the license agreement if we do not pay any amount owed under the agreement and such payment remains overdue for at least 30 days after receiving notice from Radboud of the amount due.

License Agreement with Radboud for Usher syndrome

In June 2015, we entered into another license agreement with Radboud University Medical Center, or Radboud. Under the terms of this license agreement, we have an exclusive, world-wide royalty-bearing license under certain Radboud patent rights to develop, make, have made, use, sell offer for sale and import of certain licensed products of Radboud for use in all prophylactic and therapeutic uses in the field of Usher syndrome. Pursuant to the terms of the license agreement, we are obligated to pay Radboud net-sales-related royalties in the low single digits which shall be determined on a product-by-product and country-by-country basis. If we are required to pay any third-party royalties, we may deduct that amount from that which is owed to Radboud. Radboud shall provide human resources, materials, facilities and equipment that are necessary for preclinical and clinical trials and if we do not purchase such trial facilities from Radboud, we are required to pay an increased net-sales-related royalty. In our sole discretion, we may elect to convert our obligation to pay net-sales-related royalties into one of the two lump-sum royalty options contained in the license agreement, the amount of which depends on whether we elect to convert prior to or after regulatory approval has been filed.

We may sublicense our rights to any third-party provided such sub-license includes the same obligations on the sub-licensee as are on us and we promptly furnish Radboud with a copy of the executed sublicensing agreements.

The license agreement will remain in effect until the date on which all of the relevant patent applications and all granted patents ensuing from such applications have expired or is terminated earlier in accordance with the agreement. Either party may terminate the agreement if the other party is in default of a material obligation under the agreement which has not been cured within 30 days of notice of such default. Either party may also terminate the agreement if the other party declares bankruptcy, dissolves, liquidates or is subject to other analogous proceedings. Radboud may also terminate the license agreement if we do not pay any amount owed under the agreement and such payment remains overdue for at least 30 days after receiving notice from Radboud of the amount due.

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

We have the right to grant sublicenses to third parties subject to certain limitations such as the sublicensee’s activities not conflicting with the public order or ethical obligations of Inserm Transfert SA or any co-owner and not tarnishing the image of Inserm Transfert SA or any co-owner.

In January 2020, the license agreement with Inserm Transfert SA and Assistance-Publique-Hôpiteaux de Paris was amended so as to include a world-wide, non-exclusive, royalty-bearing license under patent rights belonging to Inserm Transfert SA and other co-owners to develop, have developed, make, have made, use, have used and sell, have sold or otherwise distribute certain licensed products for use in a method for antisense oligonucleotide-mediated exon skipping in photoreceptor cells.

In partial consideration of the rights and licenses granted by the license agreement, we are required to pay a lumpsum payment and an annual license maintenance fee, as well as to make payments upon the completion of certain milestones: completion of a clinical trial more advanced than First in Man, such as a Phase 2b; and the first marketing authorization or any foreign equivalent for a first product. In further consideration of the rights and license granted under the agreement, we shall pay to Inserm Transfert SA a running royalty in the low single digits on net sales of products sold by us or our sublicensee.

Unless terminated earlier pursuant to termination provisions of Agreement, the license agreement will remain in effect on a country-by-country basis, until the later to occur of the following events (i) the invalidation or expiration of the last to expire or to be invalidated patent rights which covers the manufacture, use or sale of the product in the relevant country or until the expiration of the exclusive commercialization right granted by a regulatory agency to a product as an orphan drug or (ii) five years after the first commercial sale of a product in the country in which the product is sold. The agreement may be terminated by either party in the event of an uncured breach by the other party. Inserm Transfert SA may terminate the agreement if we become the subject of voluntary or involuntary winding-up proceedings or judicial recovery, if we or our sublicensees interrupt development activities for at least one year, if we or our sublicensees interrupt commercialization for more than twelve months after the first commercialization in a country, if we do not commercialize a product within two years following our obtaining of marketing approval in a country, or if we or our sublicensees do not put a product into commercial use and do not keep products reasonably available to the public within twelve years of the effective date of the agreement.

License Agreement with Ionis Pharmaceuticals, Inc. for adRP

In October 2018, we entered into a license agreement with Ionis Pharmaceuticals, Inc. Under the License Agreement, we are required to make an upfront payment of an aggregate of up to $ 6.0 million in installments, and certain payments up to an aggregate of $ 20.0 million upon the satisfaction of certain development and sales milestones. In addition, Ionis is entitled to royalty payments in the low double digits of aggregate annual net sales, subject to minimum sales in certain circumstances, and subject to reduced rates in certain circumstances. The royalty term lasts on a product-by-product and country-by-country basis, until the later of the expiration of the patent rights licensed to us and the expiration of regulatory-based exclusivity for such product in such country. The License Agreement may also be terminated by either party based upon certain uncured material breaches by, or insolvency of, the other party, or by us at any time with advanced notice.

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

Other License Agreements

In January 2016, we entered into an agreement with Leiden University Medical Center, or LUMC, which gives us a world-wide, exclusive, royalty-bearing license in the field of amyloid beta related diseases, notably Alzheimer’s disease and HCHWA-D, under certain patent rights of LUMC regarding antisense oligonucleotide based therapies. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to its CNS program. The royalties payable under this license agreement are in the low single digits. On September 12, 2017, we spun out this program into Amylon Therapeutics B.V., in which we maintain a majority ownership.

In January 2017, we entered into an agreement with LUMC, which gives us a world-wide, exclusive, royalty-bearing license in the field of Huntington’s disease, under certain patent rights of LUMC regarding antisense oligonucleotide based therapies. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to the HD program. The royalties payable under this license agreement are in the low single digits.

In February 2019, we entered into an agreement with the University of Rochester, New York, which gives us a world-wide, exclusive, royalty-bearing, sublicensable license in the field of antisense oligonucleotides for use in nucleotide specific RNA editing through pseudouridylation, under certain patent rights of University of Rochester. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to the Axiomer/pseudouridylation program. The royalties payable under this license agreement are in the low single digits.

In September 2020, the Company entered into an agreement with Vico Therapeutics B.V., which gives us a world-wide, exclusive, royalty-bearing, sublicensable license in the field of the prophylactic and therapeutic use of antisense oligonucleotide for the treatment of Fuch’s Endothelial Corneal Dystrophy (FECD) caused by a trinucleotide repeat, under certain patent rights of Vico Therapeutics B.V. The royalties payable under this license agreement are in the low single digits. In partial consideration of the rights and licenses granted by the license agreement, the Company is required to make annual maintenance payments. Unless terminated earlier in accordance with the license agreement, the agreement will stay in effect until the expiration of all of the licensed patent rights. The license agreement may be terminated by either party in the event of an uncured breach by the breaching party. Vico Therapeutics B.V. may terminate the license agreement if the Company applies for an order or an order is made declaring the Company bankrupt or granting the Company suspension of payments, or a liquidator is appointed for the Company, or the

Company is dissolved, liquidated, or ceases to carry on all or a substantial part of its business or a decision is taken to that effect, or in the event uncured payment defaults.

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

U.S. Drug Development Process

The process of obtaining regulatory approvals and compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices, or GLP, regulations;
●	manufacture of the drug product in accordance with current Good Manufacturing Practice, or GMP, regulations;
●	submission to the FDA of an IND, which must become effective before human clinical trials may begin;
●	performance of adequate and well-controlled human clinical trials according to Good Clinical Practice, or GCP, regulations to establish the safety and efficacy of the proposed drug for its intended use;
●	preparation and submission to the FDA of an NDA;
●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP;
●	satisfactory completion of an FDA audit of clinical trial sites to assess compliance with GCP; and
●	review and approval by the FDA of the NDA.

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

A drug being studied in clinical trials may be made available to individual patients in certain circumstances outside of clinical trials, known as expanded access or “compassionate use”. There is no requirement for a company to provide expanded access to its investigational product. However, if a company decides to make its investigational product available for expanded access, FDA reviews each request for expanded access and determines if treatment may proceed. Under the FDCA, a sponsor of one or more investigational products for the treatment of a serious disease or condition is required to make publicly available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational drug. This requirement applies on the earlier of the first initiation of a Phase 2 or Phase 3 trial of the investigational drug, or as applicable, 15 days after the drug receives a designation as a breakthrough therapy, fast track product, or regenerative advanced therapy.

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

Rare Pediatric Disease Priority Review Voucher

The FDA may grant rare pediatric disease designation for indications in the treatment or prevention of a rare disease or condition that affects fewer than 200,000 individuals in the United States and that is a serious or life-threatening disease that primarily affects individuals aged from birth to 18 years, including age groups often called neonates, infants, children and adolescents. Under the FDCA, a sponsor who receives approval of an NDA for a product that is for the prevention or treatment of a rare pediatric disease and meets certain additional criteria, may qualify for a rare pediatric disease priority review voucher, or PRV. A PRV can be redeemed to receive priority review under an expedited timeframe for a subsequent marketing application for a different product. A PRV may also be sold or transferred from the initial sponsor to another sponsor and may be further transferred any number of times before it is used. On December 27, 2020, the Rare Pediatric Disease Priority Review Voucher Program was extended. Under the current statutory sunset provisions, after September 30, 2024, FDA may only award a voucher for an approved rare pediatric disease product application if the sponsor has rare pediatric disease designation for the drug or biologic, and that designation was granted by September 30, 2024. After September 30, 2026, FDA may not award any rare pediatric disease priority review vouchers. It is possible the authority for FDA to award rare pediatric disease priority review vouchers will be further extended by Congress.

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

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the Affordable Care Act (ACA), contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

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

Other Healthcare Laws and Compliance Requirements

If we obtain regulatory approval of our products, we will be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, or recommendation of, an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. The term remuneration has been interpreted broadly to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback statute is violated. Violations are subject to significant civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, a claim submitted for payment to any federal healthcare program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between biopharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, and on November 20, 2020, the Office of Inspector General, or OIG, finalized further modifications to the federal Anti-Kickback Statute;
●	federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA and civil monetary penalty laws which impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement or record to avoid, decrease or conceal an obligation to pay money to the federal government. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery or settlement. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;
●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes federal criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements or using or making any false or fraudulent document in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA fraud provisions without actual knowledge of the statute or specific intent to violate it;
●	the federal transparency laws, including the provision of the ACA referred to as the federal Physician Payment Sunshine Act, that requires applicable manufacturers of covered drugs to disclose payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals and physician ownership and investment interests. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information on certain covered healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their respective business associates; and
●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Healthcare legislative reform

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, was enacted, which, among other things, subjected biologic products to potential competition by lower-cost biosimilars; addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or Tax Act, includes a provision that decreased the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, commonly referred to as the “individual mandate,” to $0, effective January 1, 2019. On December 14, 2018, a federal district court in Texas ruled the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the

Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional, and remanded the case to the lower court to reconsider its earlier invalidation of the full ACA. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case and held oral arguments on November 10, 2020. Pending a decision, the ACA remains in effect, but it is unclear at this time what effect these developments will have on the status of the ACA.

Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, former President Trump signed an Executive Order terminating the cost-sharing subsidies that reimburse insurers under the ACA. The Trump administration concluded that cost-sharing reduction, or CSR, payments to insurance companies required under the ACA have not received necessary appropriations from Congress and announced that it will discontinue these payments immediately until those appropriations are made. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. On August 14, 2020, the U.S. Court of Appeals for the Federal Circuit ruled in two separate cases that the federal government is liable for the full amount of unpaid CSRs for the years preceding and including 2017. For CSR claims made by health insurance companies for years 2018 and later, further litigation will be required to determine the amounts due, if any. Further, on June 14, 2018, the U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in ACA risk corridor payments to third-party payors who argued the payments were owed to them. On April 27, 2020, the United States Supreme Court reversed the U.S. Court of Appeals for the Federal Circuit's decision and remanded the case to the U.S. Court of Federal Claims, concluding the government has an obligation to pay these risk corridor payments under the relevant formula. It is unclear what impact these rulings will have on our business.

It is possible that other repeal and replacement initiatives, if enacted into law, could ultimately result in fewer individuals having health insurance coverage and/or in individuals having insurance coverage that provides less generous benefits. Thus, the full impact of the ACA, any law replacing elements of it, or the political uncertainty surrounding its repeal or replacement on our business remains unclear. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

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

In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It is expected that the new Clinical Trials Regulation will come into effect by December 2021. It will overhaul the current system of approvals for clinical trials in the European Union. Specifically, the new regulation, which will be directly applicable in all Member States (meaning that no national implementing legislation in each Member State is required), aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure using a single entry point and strictly defined deadlines for the assessment of clinical trial applications.

Following the end of the Transition Period, the MHRA continues to authorize clinical trials in the UK. Although there is not currently a pronounced divergence between the UK and the EU regimes, it is unclear whether the UK will align its rules with the provisions of the new Clinical Trials Regulation when it becomes applicable.

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

Once a candidate medicine has been selected for PRIME, the EMA will:

●	appoint a rapporteur from the Committee for Medicinal Products for Human Use (CHMP) or from the Committee on Advanced Therapies (CAT) in the case of an advanced therapy to provide continuous support and help to build knowledge ahead of a marketing-authorization application;
●	organize a kick-off meeting with the CHMP/CAT rapporteur and a multidisciplinary group of experts, so that they provide guidance on the overall development plan and regulatory strategy;
●	assign a dedicated contact point;
●	provide scientific advice at key development milestones, involving additional stakeholders such as health-technology-assessment bodies, to facilitate quicker access for patients to the new medicine; and
●	confirm potential for accelerated assessment at the time of an application for marketing authorization.

Marketing Approval

Marketing approvals under the European Union regulatory system may be obtained through a centralized or decentralized procedure. The Centralized Procedure results in the grant of a single marketing authorization that is valid for all—currently 27—European Union Member States. The centralized procedure will continue to apply to the United Kingdom for a transition period following Brexit, which was scheduled to run until December 31, 2020. However, it is not clear whether the Centralized Procedure will continue to apply to the United Kingdom (although marketing approvals already granted under the Centralized Procedure will continue to apply in the United Kingdom).

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

The maximum timeframe for the evaluation of an MAA by the CHMP under the Centralized Procedure is 210 days after receipt of a valid application, excluding clock stops where additional information or written or oral explanation is to be provided by the applicant in response to the questions of the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 201 days. When an application is submitted for a marketing authorization in respect of a drug which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure. If the CHMP accepts such request, the timeframe of 210 days for assessment will be reduced to 150 days (excluding clock stops) but it is possible that the CHMP can revert to the standard time-limit for the Centralized Procedure if it considers that the application is no longer appropriate to conduct an accelerated assessment.

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

Marketing Approval – Post-Brexit Regime

Following the end of the Transition Period, the MHRA is the UK’s stand-alone medicines and medical devices regulator, taking any decisions and carrying out any functions which were previously carried out at the EU-level by the EMA (except for decisions on marketing authorization applications made through the EU procedures to market products in Northern Ireland).

All existing marketing authorizations issued through the Centralized Procedure were automatically converted into “UK MAs”, effective in Great Britain from January, 1 2021. MAHs could choose to opt out (by January 21, 2021) of the conversion process for all or some of their products approved under the Centralized Procedure. To support ongoing regulation of these converted MAs, the MHRA requires certain baseline data to be submitted by the MAH within a year of the end of the Transition Period (in accordance with the applicable regulatory provisions and guidance). There are additional processes and procedures for applications under the Centralized Procedure which were pending on January 1, 2021, as well as for products that were approved or pending approval under the decentralized and mutual recognition procedures. Under the Northern Ireland Protocol, existing centrally authorized products will remain valid for marketing products in Northern Ireland.

Going forward, the MHRA has several routes through which applicants can apply for a new marketing authorization (the particular route depending on the intended market and type of application). In addition to solely national procedures, for two years from January 1, 2021, the MHRA may rely on decisions taken by the European Commission on the approval of new MAs through the Centralized Procedure. The MHRA may also have regard to MAs approved in European Union member states (or Iceland, Liechtenstein, Norway) through decentralized or mutual recognition procedures, with a view to granting MAs in the UK or Great Britain.

Orphan Drug Regulation

In the European Union, Regulation (EC) No. 141/2000, as amended, states that a drug will be designated as an orphan drug if its sponsor can establish:

●	that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the Community when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and
●	that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the drug will be of significant benefit to those affected by that condition compared to products available for the condition.

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

If a European Union-wide community marketing authorization in respect of an orphan drug is granted pursuant to Regulation (EC) No. 726/2004 or if all the European Union Member States have granted marketing authorizations in accordance with the procedures for mutual recognition, the European Union and the Member States will not, for a period of ten years, accept another application for a marketing authorization, or grant a marketing authorization or accept an application to extend an existing marketing authorization, for the same therapeutic indication, in respect of a “similar medicinal product”. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. This ten year period may however be reduced to six years if, at the end of the fifth year, it is established, with respect to the drug concerned, that the criteria for orphan drug designation are no longer met, for example when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity. Notwithstanding the foregoing, a marketing authorization may be granted, for the same therapeutic indication, to a similar drug if:

●	the holder of the marketing authorization for the original orphan drug has given its consent to the second applicant;
●	the holder of the marketing authorization for the original orphan drug is unable to supply sufficient quantities of the drug; or
●	the second applicant can establish in the application that the second drug, although similar to the orphan drug already authorized, is safer, more effective or otherwise clinically superior.

Regulation (EC) No. 847/2000 lays down definitions of the concept of ‘clinical superiority’. Other incentives available to orphan drugs in the European Union include financial incentives such as a reduction of fees or fee waivers and protocol assistance. Orphan drug designation does not shorten the duration of the regulatory review and approval process.

The MHRA has assumed responsibility for orphan designation in Great Britain. Currently, the requirements for orphan designation in Great Britain largely replicate the requirements in the EU (which will still apply to applications made from Northern Ireland), although there may be divergences over time.

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

The provisions of Directive 2003/94/EC, as transposed in the UK, have generally been preserved in the UK following the end of the Transition Period (subject to applicable amendments to ensure its effective operation in the post-Brexit context). The UK-EU Trade and Cooperation Agreement also contains provisions relating to the mutual recognition of cGMP inspections and documentation.

Advertising

In the European Union and the UK, the promotion of prescription medicines is subject to intense regulation and control, including EU and national legislation as well as self-regulatory codes (industry codes). Advertising legislation inter alia includes a prohibition on direct-to-consumer advertising. All prescription medicines advertising must be consistent with the product’s approved summary of products characteristics, and must be factual, accurate, balanced and not misleading. Advertising of prescription medicines pre-approval or off-label is not allowed. Some jurisdictions require that all promotional materials for prescription medicines be subjected to either prior internal or external regulatory review and approval.

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

The obligations of an MAH include:

●	Manufacturing and batch release. MAHs should guarantee that all manufacturing operations comply with relevant laws and regulations, applicable good manufacturing practices, with the product specifications and manufacturing conditions set out in the marketing authorization and that each batch of product is subject to appropriate release formalities.
●	Pharmacovigilance. MAHs are obliged to establish and maintain a pharmacovigilance system, including a qualified person responsible for oversight, submit safety reports to the regulators and comply with the good pharmacovigilance practice guidelines adopted by the EMA.
●	Advertising and promotion. MAHs remain responsible for all advertising and promotion of its products, including promotional activities by other companies or individuals on their behalf and in some cases must conduct internal or regulatory pre-approval of promotional materials. Regulation in this area also covers interactions with healthcare practitioners and/or patient groups, and in some jurisdictions obligations to disclose such interactions exist.

●	Medical affairs/scientific service. MAHs are required to disseminate scientific and medical information on its medicinal products to healthcare professionals, regulators and patients.
●	Legal representation and distributor issues. MAHs are responsible for regulatory actions or inactions of their distributors and agents.
●	Preparation, filing and maintenance of the application and subsequent marketing authorization. MAHs must maintain appropriate records, comply with the marketing authorization’s terms and conditions, fulfill reporting obligations to regulators, submit renewal applications and pay all appropriate fees to the authorities.

Likewise, in the UK, a holder of a marketing authorization is subject to a number of ongoing obligations.

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

The UK also has its own pricing and reimbursement rules.

C. Organizational structure

At December 31, 2020, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

●	ProQR Therapeutics Holding B.V. (the Netherlands, 100%);
●	ProQR Therapeutics I B.V. (the Netherlands, 100%);
●	ProQR Therapeutics II B.V. (the Netherlands, 100%);
●	ProQR Therapeutics III B.V. (the Netherlands, 100%);
●	ProQR Therapeutics IV B.V. (the Netherlands, 100%);
●	ProQR Therapeutics VI B.V. (the Netherlands, 100%);
●	ProQR Therapeutics VII B.V. (the Netherlands, 100%);
●	ProQR Therapeutics VIII B.V. (the Netherlands, 100%);

●	ProQR Therapeutics IX B.V. (the Netherlands, 100%);
●	ProQR Therapeutics I Inc. (United States, 100%);
●	Amylon Therapeutics B.V. (the Netherlands, 80%);
●	Amylon Therapeutics, Inc. (Unites States, a 100% subsidiary of Amylon Therapeutics B.V.).

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (“ESOP Foundation”) and has full control over this entity. At December 31, 2020, ProQR Therapeutics Holding B.V. holds a 20% minority shareholding in Wings Therapeutics Inc.

D. Property, plants and equipment

The Company leases office and laboratory facilities of 4,795 square meters at Zernikedreef in Leiden, the Netherlands, where our headquarters and our laboratories are located. The current lease agreement for these facilities terminates on June 30, 2031 and may be renewed for subsequent 5-year terms. The Company also leases office space in the United States, at CIC Cambridge. The office space currently measures 13 square meters and is located at 245 Main Street, Cambridge, MA 02142. We believe that our existing facilities are adequate to meet current needs and that suitable alternative spaces will be available in the future on commercially reasonable terms.

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

A. Operating results

Overview

To date, we have financed our operations primarily through our initial public and follow-on offerings, our ATM facility and private placements of equity securities, convertible loans, and to a lesser extent through funding from governmental bodies and patient organizations, Foundation Fighting Blindness (FFB) and Netherlands Enterprise Agency (RVO).

In July 2020, the Company entered into a convertible debt financing agreement with Pontifax Medison Debt Financing. Under the agreement, the Company will have access to up to $ 30,000,000 in convertible debt financing in three tranches of $ 10,000,000 each that will mature over a 54-month period and have an interest-only period of 24 months. One tranche of $ 10,000,000 had been drawn down as at December 31, 2020. A second close of the convertible debt financing agreement was completed in August 2020 with Kreos Capital. Under the second agreement, the Company will have access to up to € 15,000,000 in convertible debt financing in three tranches of € 5,000,000 each that will mature over a 54-month period and have an interest-only period of 24 months. One tranche of € 5,000,000 had been drawn down as at December 31, 2020.

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

At December 31, 2020, we had cash and cash equivalents of € 75,838,000. To date, we have not generated any revenues from royalties or product sales. Based on our current plans, we do not expect to generate royalty or product revenues for the foreseeable future.

We have generated losses since our inception in February 2012. For the years ended December 31, 2020, 2019 and 2018, we incurred net losses of € 46,614,000, € 56,746,000 and € 37,086,000, respectively. At December 31, 2020, we had an accumulated deficit of € 257,747,000. We expect to continue incurring losses for the foreseeable future as we continue our preclinical studies of our product candidates, continue clinical development of our product candidates sepofarsen, QR-421a and QR-1123, advance QR-504a into clinical development, increase investments in our other research programs, apply for marketing approval of our product candidates and, if approved, build a sales and marketing infrastructure for the commercialization of our product candidates.

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

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for financial years beginning on or after January 1, 2020 that had a material impact on our financial statements.

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning on after January 1, 2021 and have not been applied in preparing these consolidated financial statements. None of these are expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions. The Group does not plan to adopt these standards early.

Foreign Private Issuer Exemptions

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

Financial Operations Overview

Other Income

Other income mainly consists of grant income from government-related organizations and charities. (Government) Grants are recognized in other income in the same period in which the related R&D costs are recognized.

Research and Development Costs

Research and development expenses consist principally of:

●	salaries for research and development staff and related expenses, including social security costs and share-based compensation expenses;
●	costs related to our preclinical and clinical activities and trials;
●	costs for production of clinical and preclinical compounds and drug substances by contract manufacturers, including supporting studies such as stability studies and other analysis of the compounds;
●	fees and other costs paid to contract research organizations, or CROs, in connection with additional preclinical testing;
●	costs of related facilities, materials and equipment;
●	costs associated with obtaining and maintaining patents and other intellectual property; and
●	depreciation of tangible fixed assets used to develop our product candidates.

Our research and development expenses primarily relate to the following key programs:

●	Sepofarsen for the treatment of LCA

The research and development costs relating to our product candidate sepofarsen primarily consist of salaries and costs paid to CROs for clinical studies, including statistical analyses, and manufacturing of process performance qualification drug substances batches as well as (pre-)commercial drug product batches. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities.

●	QR-421a for the treatment of Usher syndrome

The research and development costs relating to our product candidate QR-421a primarily consist of salaries, costs paid to CROs for managing the clinical study and costs for statistical analyses. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities.

●	QR-1123 for the treatment of autosomal dominant Retinitis Pigmentosa

The research and development costs relating to our product candidate QR-1123 primarily consist of salaries and costs paid to CROs for our clinical study. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities.

●	QR-504a for the treatment of Fuchs endothelial corneal dystrophy

The research and development costs relating to our product candidate QR-504 primarily consist of toxicology studies and salaries.

●	Other development programs

Other research and development expenses mainly relate to our innovation unit, which is our internal discovery engine. Our innovation unit has been active in building a pipeline based upon our toolbox of RNA technologies that we have in-licensed or developed in-house. These expenses primarily consist of salaries, costs for production of the preclinical compounds and costs paid to CROs for our preclinical studies.

For the years ended December 31, 2020, 2019 and 2018, we incurred expenses of € 38,135,000, € 46,491,000 and € 29,514,000, respectively, on research and development.

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. Research and development expenses are expected to moderately increase as we initiate and continue clinical trials for sepofarsen, QR-421a, QR-1123 and QR-504a, and advance any other product candidate in preclinical studies.

Changes in internal or external variables with respect to the development of sepofarsen, QR-421a, QR-1123, QR-504a, or any other product candidate that we may develop could result in a significant change in the costs and timing associated with the development of such product candidate. For example, if the FDA, EMA or other regulatory authority were to require us to conduct preclinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs.

General and Administrative Costs

Our general and administrative expenses consist principally of:

●	salaries for employees other than research and development staff and related expenses, including social security costs and share-based compensation expenses;
●	professional fees for auditors and other consulting expenses not related to research and development activities;
●	professional fees for lawyers not related to the protection and maintenance of our intellectual property;
●	cost of facilities, communication and office expenses;
●	IT expenses; and

●	depreciation of property, plant and equipment not related to research and development activities, including depreciation expenses on the right-of-use asset related to our Leiden head office lease contract.

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

Share-Based Compensation

Share-based compensation reflects the costs of our equity-settled share option plan, which are measured at the fair value of the options at the grant date, and which are recognized over the course of each of the separate vesting tranches of the applicable vesting period of the options involved. The share-based compensation is recognized in the income statement, with a corresponding entry to the equity-settled employee benefits reserve, which is part of equity. We expect that our share-based compensation costs will increase in the future as the number of awarded options and other share-based compensation instruments increases. See note 12(d) to the financial statements included elsewhere in this annual report for additional information on share-based compensation.

Finance Income

To date, our cash and cash equivalents have been deposited primarily in savings and short-term deposit accounts. Savings and deposit accounts generated a limited amount of interest income or interest expense. In 2020, 2019 and 2018 we held deposits in US dollars.

Income tax

Due to the operating losses incurred since inception the Company has no income tax provisions as at December 31, 2020, except for the income tax provision for our US subsidiary. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have not yet recognized any deferred tax asset related to operating losses. Also, no other transactions have occurred that would lead to a deferred tax position.

Results of Operations

Comparison of the periods ended December 31, 2020 and 2019

The following table sets forth our results of operations for the periods indicated.

	Year ended December 31,
	2020	2019	Change

	(€ in thousands)

Other income	9,452	1,933	7,519
Research and development costs	(38,135)	(46,491)	8,356
General and administrative costs	(13,685)	(12,887)	(798)
Operating result	(42,368)	(57,445)	15,077
Finance income and expense	(3,716)	402	(4,118)
Results related to financial liabilities measured at fair value through profit or loss	(84)	—	—
Results related to associates	(322)	429	(751)
Corporate income taxes	(124)	(132)	8
Net loss	(46,614)	(56,746)	10,216

Other income

In 2020 ProQR received a final waiver of the full amount of the Innovation credit for the Company’s cystic fibrosis program. Consequently, other income included a gain of € 8,423,000 relating to this waiver. In 2020, other income also included grant income from the Foundation Fighting Blindness (FFB) for the purpose of developing QR-421a. FFB grant income amounted to € 624,000 in 2020 compared to € 1,312,000 in 2019.

Research and development costs

Research and development costs amounted to € 38,135,000 for the year ended December 31, 2020 compared to € 46,491,000 for the year ended December 31, 2019. These costs were primarily related to our product candidates, sepofarsen, QR-421a, QR-1123, QR-504a and our innovation unit. Our research and development expenses are highly dependent on the development phases of our product candidates and are expected to stay largely at the same level, although they may fluctuate significantly from period to period.

The decrease in research and development costs in the year ended December 31, 2020 compared to the year ended December 31, 2019 is mainly due to:

●	in 2019, we made payments to Ionis Pharmaceuticals, Inc. under the terms of the license agreement for QR-1123. We made no such payments in 2020;
●	costs we incurred for the Phase 2/3 clinical trial for sepofarsen, which decreased in 2020 compared to 2019 due to delays caused by the COVID-19 pandemic;
●	costs we incurred for the first-in-human clinical trial for QR-421a, which decreased in 2020 compared to 2019 due to delays caused by the COVID-19 pandemic;
●	decreased costs for externally conducted studies, which included various in vivo studies, proof of concept studies and dose ranging and toxicity studies in 2019. We conducted fewer such studies in 2020;
●	the above effects are partly offset by increased share-based compensation, reflecting grants of share options to research and development staff.

General and administrative costs

General and administrative costs amount to € 13,685,000 for the year ended December 31, 2020 compared to € 12,887,000 for the year ended December 31, 2019. We expect that general and administrative costs will remain fairly stable in upcoming years.

Finance income and expense

We had net finance expenses of € 3,716,000 for the year ended December 31, 2020, as compared to net finance income of € 402,000 for the year ended December 31, 2019. The financial income and expenses mainly reflect foreign exchange results on cash and cash equivalents denominated in U.S. dollars.

Comparison of the periods ended December 31, 2019 and 2018

Reference is made to our 2019 annual report on form 20-F, filed on March 31, 2020, for a comparison of the periods ended December 31, 2019 and 2018.

B. Liquidity and capital resources

To date, we have financed our operations through our IPO, follow-on offerings, ATM facility, private placements of equity securities, convertible loans and funding from governmental bodies and patient organizations.

On March 31, 2020, the Company entered into a sales agreement, which permitted the offering, issuance and sale by the

Company of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold in one or more at-the-market offerings with Citigroup Global Markets, Inc. and Cantor Fitzgerald & Co. In 2020, no shares were issued pursuant to this ATM facility.

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

The description of the agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is attached hereto as Exhibit 4.17 and incorporated by reference herein.

As at December 31, 2020 the Company’s outstanding shares totaled 50,204,810. The following items may result in future dilution for our shareholders:

●	1,172,924 treasury shares held by the Company, which can be used for all general purposes including option exercises under the employee stock option plan;
●	2,753,819 treasury shares held by the ESOP foundation, which can be used for option exercises under the employee stock option plan;
●	7,530,772 shares authorized for issuance for future grants under the employee stock option plan;
●	2,320,062 conversion options and warrants held by convertible debt holders.

If all of the above items were converted into shares at December 31, 2020, the number of outstanding shares would be 63,982,337.

Cash Flows

The table below summarizes our statement of cash flows for the years ended December 31, 2020 and 2019.

	Year ended December 31,
	2020	2019	Change

	(€ in thousands)

Net cash used in operating activities	(47,060)	(43,970)	(3,090)
Net cash used in investing activities	(924)	(580)	(344)
Net cash generated by financing activities	14,500	50,199	(35,699)
Net increase/(decrease) in cash and cash equivalents	(33,484)	5,649	(39,133)
Currency effect cash and cash equivalents	(2,628)	721	(3,349)
Cash and cash equivalents at the beginning of the period	111,950	105,580	6,370
Cash and cash equivalents at the end of the period	75,838	111,950	(36,112)

Net cash used in operating activities increased from € 43,970,000 in the year ended December 31, 2019 to € 47,060,000 in the year ended December 31, 2020. This is caused mainly caused by changes in working capital and increased interest payments.

Net cash used in investing activities increased from € 580,000 in the year ended December 31, 2019 to € 924,000 in the year ended December 31, 2020. This increase was primarily due to our investments in laboratory equipment and equipment used in our clinical studies. In addition, various leasehold improvements were incurred in 2020.

Net cash generated by financing activities decreased from € 50,199,000 in the year ended December 31, 2019 to € 14,500,000 in the year ended December 31, 2020. In 2019, the Company raised gross proceeds of € 51,597,000 from the issuance of 10,454,545 ordinary shares. Transaction costs amounted to € 3,047,000, resulting in net proceeds of € 48,550,000. In 2020, we issued convertible loans resulting in net proceeds of € 13,791,000.

Reference is made to our 2019 annual report on form 20-F, filed on March 31, 2020, for a comparison of the periods ended December 31, 2019 and 2018.

Cash and Funding Sources

The table below summarizes our main sources of financing for the years ended December 31, 2020, 2019 and 2018.

	Equity	Convertible	Government
	Capital	Loans	Borrowing	Total

	(€ in thousands)

Year ended December 31, 2018	84,191	1,132	264	85,587
Year ended December 31, 2019	48,550	690	2,027	51,267
Year ended December 31, 2020	—	13,791	579	14,370
Total	132,741	15,613	2,870	151,224

In 2020, our primary source of financing was the issuance of convertible loans, resulting in net proceeds of € 13,791,000. In 2019, our primary source of funding was the underwritten public offering of 10,454,545 ordinary shares in October, resulting in net proceeds of € 48,550,000. Our main source of financing in 2018 was our offering in September providing net proceeds of € 84,191,000.

In July 2020, the Company entered into a convertible debt financing agreement with Pontifax Medison Debt Financing. Under the agreement, the Company will have access to up to $ 30 million in convertible debt financing in three tranches of $ 10 million each that will mature over a 54-month period and have an interest-only period of 24 months. One tranche of $ 10 million had been drawn down as at December 31, 2020. A second close of the convertible debt financing agreement was completed in August 2020 with Kreos Capital. Under the second agreement, the Company will have access to up to € 15 million in convertible debt financing in three tranches of € 5 million each that will mature over a 54-month period and have an interest-only period of 24 months. One tranche of € 5 million had been drawn down as at December 31, 2020.

Pontifax and/or Kreos may elect to convert the outstanding loans into ProQR ordinary shares at any time prior to repayment at a fixed conversion price of $7.88 per share. ProQR also has the ability to convert the loans into its ordinary shares, at the same conversion price, if the Company’s stock price reaches a pre-determined threshold. In connection with the loan agreement, the Company issued to Pontifax and Kreos warrants to purchase up to an aggregate of 302,676 shares of its common stock at a fixed exercise price of $7.88.

Convertible loans were issued to Amylon Therapeutics B.V. in 2018 and 2019 and are interest-bearing at an average rate of 8% per annum. They are convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 – 36 months in equal quarterly terms.

At December 31, 2020, we had borrowings of € 17,324,000, which consisted of borrowings from a government body (€ 3,077,000) and convertible loans (€ 14,247,000). Cash is denominated in both U.S. dollars and euros.

At December 31, 2019, we had borrowings of € 13,052,000, which consisted of borrowings from a government body (€ 10,315,000) and convertible loans (€ 2,737,000). Cash is denominated in both U.S. dollars and euros.

For a description of our financial commitments, see below.

Funding Requirements

We expect that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into 2023. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our present and future funding requirements will depend on many factors, including, among other things:

●	the progress, timing, resumption and completion of preclinical testing and clinical trials for our current or any future product candidates;
●	the number of potential new product candidates we identify and decide to develop;
●	the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our current or any future product candidates;
●	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;
●	the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates;
●	any licensing or milestone fees we might have to pay during future development of our current or any future product candidates;
●	selling and marketing activities undertaken in connection with the anticipated commercialization of our current or any future product candidates and costs involved in the creation of an effective sales and marketing organization; and
●	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our product candidates, if approved.

For more information as to the risks associated with our future funding needs, see Item 3.D: “Risk Factors”.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018

	(€ in thousands)

Purchases of tangible fixed assets	924	835	312

The increase in purchases of tangible fixed assets from € 312,000 in 2018 to € 835,000 in 2019 was primarily due to our investments in laboratory equipment and equipment used in our clinical studies in 2019. Purchases of tangible fixed assets increased further to € 924,000 in 2020. This increase was primarily due to our investments in laboratory equipment and equipment used in our clinical studies. In addition, various leasehold improvements were made in 2020.

Contractual Obligations and Commitments

The table below analyzes ProQR’s undiscounted liabilities into relevant maturity groupings based on the remaining period at December 31, 2020 until the contractual maturity date:

	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years

	(€ in thousands)
At December 31, 2020
Borrowings	2,391	6,674	13,808	—
Lease liabilities	2,079	2,079	6,235	11,432
Trade payables and other payables	7,067	—	—	—
Total	11,537	8,753	20,043	11,432

Commitments

Rent

Since 2012, the Company is domiciled in Leiden, the Netherlands. We are currently a party to a lease agreement for laboratory and office space in Leiden. The commitment for lease liabilities that is included in the table under ‘Contractual obligations and commitments’ above solely consists of our commitment under this laboratory and office space lease agreement.

Patent license agreements

The Company and the Radboud University Medical Center have entered into a Patent License Agreement under which we were granted a world-wide exclusive license pursuant to which we might have certain royalty obligations in relation to our product candidate sepofarsen for Leber congenital amaurosis.

The Company and the Radboud University Medical Center have also entered into a Patent License Agreement under which we were granted a world-wide exclusive license pursuant to which we might have certain royalty obligations in relation to Type II Usher Syndrome.

The Company and the Leiden University Medical Centre have entered into a Patent License Agreement under which we were granted a world-wide exclusive license pursuant to which we might have certain royalty obligations in relation to several CNS diseases.

The Company and Inserm Transfert SA and Assistance-Publique-Hôpiteaux de Paris have entered into a Patent License Agreement under which we were granted a world-wide license pursuant to which we might have certain royalty obligations in relation to our product candidate sepofarsen for Leber congenital amaurosis, which license is exclusive with respect to one licensed patent family, and non-exclusive with respect to another patent family.

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

The Company and Vico Therapeutics B.V. have entered into a Patent License Agreement under which we were granted a world-wide exclusive license pursuant to which we may have certain royalty obligations in relation to our product candidate QR-504 for Fuch’s Endothelial Corneal Dystrophy.

Refer to Item 4.B: “Business Overview” for more details on patent license agreements.

Clinical support agreements

On February 9, 2018, we entered into an agreement with Foundation Fighting Blindness, or FFB, under which FFB will provide funding of $ 7.5 million to advance QR-421a into the clinic and will receive future milestones.

Pursuant to the terms of the agreement, we are obligated to make a one-time milestone payment to FFB of up to $ 37.5 million, payable in four equal annual installments following the first commercial sale of QR-421a, the first of which is due within 60 days following the first commercial sale. We are also obligated to make a payment to FFB of up to $ 15 million if we transfer, sell or license QR-421a other than for certain clinical or development purposes, or if we enter into a change of control transaction. However, the payment in the previous sentence may be set-off against the $ 37.5 million milestone payment. Either FFB or we may terminate the agreement for cause, which includes our material failure to achieve certain commercialization and development milestones. Our payment obligations survive the termination of the agreement.

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

Research and development commitments

The Company has committed itself to a number of obligations amounting to € 12,003,000 at December 31, 2020 (2019: € 19,472,000). Of these obligations an amount of € 6,491,000 is due in 2021, the remainder is due in 1 to 5 years.

Our commitments are set out in more detail in note 22 and 23 to the financial statements as included elsewhere in this annual report.

C. Research and development, patents and licenses, etc.

See Item 4.B: “Business Overview” and Item 5: “Operating and Financial Review and Prospects”.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on the Company’s net income, profitability, liquidity or capital resources, or that caused the reported financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see Item 5.A: “Operating results”.

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

Our supervisory board is currently composed of the following members, all of whom are independent under applicable NASDAQ standards and all of whom, with the exception of Mr. Dinko Valerio, are independent under the Dutch Corporate Governance Code (DCGC):

Name	Date of Birth	Position	Member Since	Term expires
Dinko Valerio	August 3, 1956	Member of the Supervisory Board (Chairman)	January 1, 2014	2024
Alison Lawton	September 26, 1961	Member of the Supervisory Board	September 17, 2014	2022
Antoine Papiernik	July 21, 1966	Member of the Supervisory Board	January 1, 2014	2021
James Shannon	June 5, 1956	Member of the Supervisory Board	June 21, 2016	2024
Bart Filius	July 5, 1970	Member of the Supervisory Board	May 21, 2019	2023
Theresa Heggie	November 17, 1960	Member of the Supervisory Board	July 1, 2019	2023

The following sets forth biographical information regarding our Supervisory Board members. There are no family relationships among the members of our Supervisory Board, Management Board or Executive Officers.

Dinko Valerio is one of our founders and currently serves as the chairman of our Supervisory Board. Mr. Valerio has served on our supervisory board since January 2014. Mr. Valerio is a scientist and an experienced biotech entrepreneur with experience in both public and private companies as CEO and board member. Mr. Valerio is founder and former CEO of Crucell N.V., a Dutch biotech company, and founder and former general partner of Aescap Venture, a life sciences venture capital firm. In 1999, Mr. Valerio was one of the founders of Galapagos Genomics N.V., a spinout from Crucell N.V. which develops novel mode of action medicines. In 2017 Mr. Valerio became a board member of Amylon Therapeutics B.V., an 80% owned affiliate of ProQR Therapeutics N.V. In 2020 Mr. Valerio co-founded Leyden Laboratories B.V. which he led as CEO until January 1st, 2021 when he became the Chairman of its supervisory Board. Adding to his corporate experience, Mr. Valerio was appointed professor in the field of gene therapy of the hematopoietic system at the University of Leiden in 1992. He received his Master of Science degree in Biology from the University of Amsterdam in 1982 and completed his Ph.D. in Molecular Genetics with Honors at the University of Leiden in 1986. Mr. Valerio also was a visiting scientific specialist at Genentech Inc., San Francisco in 1985 and a postdoctoral fellow at the Salk Institute, San Diego from 1986 to 1987. He is an author on more than 100 articles in peer-reviewed journals and an inventor on 11 patent-families.

Alison Lawton has served on our supervisory board since September 2014. Ms. Lawton was most recently Chief Executive Officer, President and Director of Kaleido Biosciences. Previously, Ms. Lawton was Chief Operating Officer at Aura Biosciences, Inc, from 2015 to 2017, Ms. Lawton served as Chief Operating Officer at OvaScience Inc., a life sciences company, from January 2013 to January 2014. In addition, from 2014 to 2017, Ms. Lawton served as a biotech consultant for various companies, including as Chief Operating Officer consultant at X4 Pharmaceuticals. Ms. Lawton worked at various positions of increasing responsibility at Genzyme Corporation, or Genzyme, and subsequently at Sanofi-Aventis, following its 2011 acquisition of Genzyme, each a global biopharmaceutical company. Ms. Lawton served as head of Genzyme Biosurgery, where she was responsible for Genzyme’s global orthopedics, surgical and cell therapy and regenerative medicine businesses. Prior to that, Ms. Lawton oversaw Global Market Access at Genzyme, which included Regulatory Affairs, Global Health Outcomes and Strategic Pricing, Global Public Policy, and Global Product Safety & Risk Management. Before joining Genzyme, Ms. Lawton worked for seven years in the United Kingdom at Parke-Davis, a pharmaceutical company. Ms. Lawton serves on the board of directors of public biopharmaceutical companies Aeglea Biotherapeutics, X4 Pharmaceuticals and Magenta Therapeutics and the private company SwanBio. She also served on the board of directors of Verastem, Inc., Cubist Pharmaceuticals until its acquisition by Merck &Co., Inc. and CoLucid until its acquisition by Eli Lilly. She is past President and Chair of the Board of Regulatory Affairs Professional Society and past FDA Advisory Committee member for Cell and Gene Therapy Committee. She earned her BSc in Pharmacology, with honors, from King’s College London.

Antoine Papiernik, Chairman and Managing Partner at Sofinnova Partners, has served on our supervisory board since January 2014. Mr. Papiernik has been an initial investor and active board member in public companies like Actelion, Shockwave Medical, NovusPharma (sold to CTI), Movetis (sold to Shire), Mainstay, Pixium Vision and Stentys, which went public respectively on the Zürich stock exchange, the NASDAQ, the Milan Nuovo Mercato, the Belgium Stock

Exchange and the EuroNext Paris, in Cotherix (initially NASDAQ listed, then sold to Actelion), CoreValve (sold to Medtronic), Fovea (sold to Sanofi Aventis), Ethical Oncology Science (EOS, sold to Clovis Oncology) and Recor Medical (sold to Otsuka). He has also invested in and is a board member of private companies: Reflexion Medical, Tissium, Pi-Cardia, SafeHeal, Mnemo Therapeutics, Ablacare, Noema Pharma, Highlife, and Rgenix. Mr. Papiernik has an MBA from the Wharton School of Business, University of Pennsylvania. He has been selected twice for the Forbes Midas List, an annual ranking recognizing the world’s top venture capital investors. Mr. Papiernik is one of the few Europeans and life science investors to have been named to the prestigious list.

James Shannon, MD has served on our Supervisory Board since June 2016 and has been Chair of our Scientific Advisory Board since 2020. Mr. Shannon has had an extensive career in drug development and pharma. From 2012 until his retirement in 2015, Mr. Shannon was Chief Medical Officer at GlaxoSmithKline. Prior to that he was Global Head of Pharma Development at Novartis and Senior Vice-President, Clinical Development at Sterling Winthrop Pharmaceuticals. He has previously held board positions at companies including Biotie, Circassia, Crucell, Endocyte and Cerimon Pharmaceuticals. Mr. Shannon currently is Chairman of the Board at Mannkind Corp (USA), myTomorrows (NL) and Kyowa Kirin NA (USA) and holds board positions at Horizon Pharma (Ire), lmmodulon (UK) and Leyden Labs (NL). He received his undergraduate and postgraduate degrees at Queen’s University of Belfast and is a Member of the Royal College of Physicians (UK).

Bart Filius has served on our Supervisory Board since 2019. He joined Galapagos in 2014 as Chief Financial Officer and added the role of Chief Operating Officer in 2017. Prior to joining Galapagos, Mr. Filius held a variety of executive positions at Sanofi, where he was Vice President, Chief Financial Officer Europe, Country manager for The Netherlands and Vice President for Mergers & Acquisitions. Prior to joining Sanofi, Mr. Filius was a strategy consultant at Arthur D. Little. Mr. Filius has an MBA degree from INSEAD and a bachelor’s degree in business from Nyenrode University.

Theresa Heggie has served on our Supervisory Board since 2019. She currently serves as Chief Executive Officer of Freeline Therapeutics. She previously served in senior commercial and operating roles at Alnylam Pharmaceuticals as Senior Vice President, Head of CEMEA and Shire where she built the EMEA rare disease business and led the Global Commercial Operations for rare diseases and, following Shire’s acquisition of Jerini served as its Chief Executive Officer. Earlier in her career, Ms. Heggie held increasingly senior positions in the commercial organizations at Janssen Pharmaceuticals and Baxter Healthcare. Ms. Heggie has also been a board member at SOBI (Swedish Orphan Biovitrum) and currently serves on the board of BioCryst. She received a BSc from Cornell University.

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

Daniel de Boer is our Founder and Chief Executive Officer since our incorporation in 2012. Mr. de Boer is a serial entrepreneur and passionate advocate for rare disease patients. After one of his children was diagnosed with a rare disease, he started ProQR to develop RNA therapies for rare diseases. Under Mr. de Boer’s leadership, ProQR developed a platform that yielded a diversified pipeline of potential treatments for rare diseases and raised over $400M in funding, including an IPO on Nasdaq. Before founding ProQR, Mr. de Boer was founder and Chief Executive Officer of several technology companies. Mr. de Boer is also co-founder and strategic advisor to Amylon Therapeutics and Wings Therapeutics, strategic advisor at Frame Therapeutics, Meatable, Algramo and a member of the advisory board at the Termeer Foundation. In 2018, Mr. de Boer was named "Emerging Entrepreneur of the Year" by EY. In 2019 Mr. de Boer was selected for the Young Global Leader program at the World Economic Forum.

Officers

Our management board is supported by our officers. The following table sets forth information with respect to each of the officers, their respective dates of birth and their positions as of the date of this annual report. The business address of our officers is our registered office address at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

Name	Date of Birth	Position
Gerard Platenburg	February 24, 1964	Chief Innovation Officer
Smital Shah	April 25, 1976	Chief Business & Financial Officer
Aniz Girach	May 13, 1967	Chief Medical Officer
Naveed Shams	August 16, 1956	Chief Scientific Officer

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

Smital Shah has served as our Chief Financial Officer since October 2014 and was promoted to Chief Business and Financial Officer in November 2018, where she is responsible for finance, investor relations and communications, business development and commercial. Ms. Shah has a track record of management and leadership in biopharma companies and investment banking, with particular experience in financial strategy, capital markets and business development. Prior to joining us Ms. Shah was at Gilead Sciences, where she managed their multi-billion dollar debt, cash and investment portfolios. Prior to Gilead, Ms. Shah spent several years in investment banking at Leerink Partners and JP Morgan focused on capital raising and strategic transactions in the biotech space. During this time, Ms. Shah has helped raise over $ 1 billion in equity capital and over $ 7 billion in debt capital for emerging and established biotech companies as well advised on a variety of strategic transactions such as mergers, divestitures, asset sales, dividends, royalty monetizations and corporate partnerships. Previously, she held various R&D focused roles at Johnson & Johnson. Ms. Shah currently serves on the Board of Pliant Therapeutics as an independent director and chair of the audit committee. She has a Bachelors and Masters in Chemical Engineering and an MBA from the University of California at Berkeley.

Aniz Girach is our Chief Medical Officer. After having spent 11 years in academia/clinical practice, he joined the pharmaceutical industry with Eli Lilly, focusing on retinal diseases. He has in total 22 years industry experience in roles with Merck, as their Global Head of Ophthalmology, and Alcon, where he was Vice President of Clinical Development, and ThromboGenics (now Oxurion), where he was the Global Head of Ophthalmology/Chief Medical Officer overseeing the development and approval of Ocriplasmin (Jetrea) - a biologic therapy for retinal disease. In addition to an Honorary Professorship at Wills Eye Hospital, Philadelphia, USA, Dr. Girach was the Chief Medical Officer at Nightstar Therapeutics, overseeing the development of gene therapies for inherited retinal diseases. He is a member of 3 Scientific Advisory Boards for international ophthalmic organizations currently, and reviewer for 5 peer-reviewed journals, including Eye and IOVS. He has edited 4 books and published over 100 abstracts/manuscripts in peer-reviewed journals.

Naveed Shams is our Chief Scientific Officer. Prior to joining ProQR in 2020 Dr. Shams was Senior Corporate Officer, Head of Global R&D and CSO at Santen, a global ophthalmology company. He has over 20 years of experience in global drug development across start-ups and large multinational companies including Novartis and Genentech/Roche. He has played a significant role in developing important ophthalmology products, including Zaditor/Zaditen, Rescula, Lucentis, and Omnidenapag. While at Genentech, Dr. Shams helped to establish the Ophthalmology Development Group and led the development and approval of Lucentis. Dr. Shams received his MD degree from Dow Medical

College in Karachi, Pakistan and his PhD in Microbiology and Immunology from the University of South Carolina. He completed fellowships in cornea and external diseases at Harvard Medical School and in histocompatibility and immunogenetics at Massachusetts General Hospital. Dr. Shams was a faculty member at Schepens Eye Research Institute and Department of Ophthalmology, Harvard Medical School.

B. Compensation

Under Dutch law and our articles of association, the general meeting of shareholders must upon the proposal of our supervisory board adopt the compensation policy for the management board, which includes the outlines of the compensation of any members who serve on our management board. On June 23, 2020, the general meeting of shareholders adopted the current compensation policy of our company. The supervisory board determines the compensation of the management board members in accordance with the compensation policy. A proposal by the supervisory board with respect to compensation schemes in the form of shares or rights to shares is submitted for approval by the supervisory board to the general meeting of shareholders. Such proposal must set out at least the maximum number of shares or rights to shares to be granted to the management board and supervisory board, including the criteria for granting such shares or changes to such grants. The general meeting of shareholders may grant compensation to members of the supervisory board. The supervisory board will be reimbursed for their expenses.

Compensation of the Supervisory Board

The remuneration of the supervisory board members in 2020 is set out in the table below:

	2020
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. Dinko Valerio	—	—	123	123
Mr. Antoine Papiernik	—	—	—	—
Ms. Alison Lawton	34	—	123	157
Mr. James Shannon	45	—	125	170
Mr. Bart Filius	41	—	104	145
Ms. Theresa Heggie	36	—	99	135
	156	—	574	730

Share-based payment reflects the fair value of share options granted under our Option Plan during the year, as required by and determined in accordance with IFRS 2 - Share based payment (refer to Note 12(d) to the financial statements included elsewhere in this annual report).

In 2020, Mr. Valerio and Mr. Papiernik waived their short-term benefits in support to the Company during the COVID-19 pandemic.

Under the current compensation principles, members of our supervisory board receive a board fee of $ 35,000 per year and the chairperson receives a board fee of $ 70,000 per year. In addition, the audit committee chairperson receives $ 15,000 per year for service on that committee, and each other member of the audit committee receives $ 7,500 per year for service on that committee. The compensation committee chairperson receives $ 10,000 per year for service on that committee, and each other member of the compensation committee receives $ 5,000 per year for service on that committee. The chairperson of the nominating and corporate governance committee receives $ 8,000 per year for service on that committee, and each other member of the nominating and corporate governance committee receives $ 4,000 per year for service on that committee. In addition, members of the supervisory board may be granted an additional compensation in cash of $ 77,500 per year or a grant of options with an underlying value of $ 155,000 per year.

Compensation of the Management Board

The table below sets out a breakdown of the compensation in 2020 of the current member of the management board:

	2020
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. D.A. de Boer	689	10	1,925	2,624

Share-based payment reflects the fair value of share options granted under our Option Plan during the year, as required by and determined in accordance with IFRS 2 - Share based payment (refer to Note 12(d) to the financial statements included elsewhere in this annual report).

For further detail on compensation of members of our supervision board, management board and senior management, see note 24 to the financial statements included elsewhere in this annual report.

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

Management Board

Our management board is responsible for the day-to-day management of our operations under the supervision of the supervisory board. The management board is required to:

●	keep the supervisory board informed in a timely manner in order to allow the supervisory board to carry out its responsibilities;
●	consult with the supervisory board on important matters; and
●	submit certain important decisions to the supervisory board for its approval.

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

Committees of the Supervisory Board

During 2020, the Supervisory Board had an audit committee, a compensation committee and a nominating and corporate governance committee. We have previously adopted charters for each of these committees. As of January 1, 2021, subject to shareholders’ approval of an amendment of the Company’s articles of association, the Supervisory Board has an audit committee, a compensation, nominating and corporate governance committee (reflecting a merger of the compensation committee and nominating and corporate governance committees), and a new research and development committee, each of which has an adopted charter. The below description of the committees’ activities applies to the 2020 financial year.

Audit Committee

Our audit committee consists of Bart Filius (chairman), Theresa Heggie and James Shannon. Each member satisfies the independence requirements of the NASDAQ listing standards and Rule 10A-3(b)(1) under the Exchange Act, and each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC. Bart Filius qualifies as an “audit committee financial expert,” as defined by the SEC in Item 16A: “Audit Committee Financial Expert” and as determined by our supervisory board. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	making recommendations to our supervisory board regarding the appointment by the general meeting of shareholders of our independent auditor(s);
●	overseeing the work of our independent auditor(s), including resolving disagreements between the management board, the officers and the independent auditors relating to financial reporting;
●	pre-approving all audit and non-audit services permitted to be performed by the independent auditor(s);
●	reviewing the independence and quality control procedures of the independent auditor(s);
●	discussing material off-balance sheet transactions, arrangements and obligations with the management board and the independent auditor(s);
●	reviewing and approving all proposed related-party transactions;
●	discussing the annual audited statutory financial statements with the management board;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately with the independent auditors to discuss critical accounting policies, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management board and the officers; and
●	attending to such other matters as are specifically delegated to our audit committee by our supervisory board from time to time.

Compensation Committee

Our compensation committee consists of James Shannon (chairman), Dinko Valerio and Alison Lawton. Each member satisfies the independence requirements of the NASDAQ listing standards. In addition, each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC, with the exception of Mr. Dinko Valerio. The compensation committee assists our supervisory board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our supervisory board members, our management board members and our officers. Members of our management board may not be present at any compensation committee meeting while their compensation is deliberated. Subject to and in accordance with the terms of the compensation policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation committee is responsible for, among other things:

●	reviewing and making recommendations to the supervisory board with respect to compensation of our management board and supervisory board members;
●	reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our officers (not part of our management board or supervisory board) as it deems appropriate;

●	overseeing the evaluation of our management board members and our officers;
●	reviewing periodically and making recommendations to our supervisory board with respect to any incentive compensation and equity plans, programs or similar arrangements;
●	exercising the rights of our supervisory board under any equity plans, except for the right to amend any such plans unless otherwise expressly authorized to do so;
●	attending to such other matters as are specifically delegated to our compensation committee by our supervisory board from time to time;
●	approving the compensation package for the officers; and
●	periodically reviewing, in consultation with our CEO, our management board and our officers succession planning.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dinko Valerio (chairman) and Antoine Papiernik. Each member satisfies the independence requirements of the NASDAQ listing standards. In addition, each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC, with the exception of Mr. Dinko Valerio. The nominating and corporate governance committee assists our supervisory board in selecting individuals qualified to become our supervisory board members and management board members and in determining the composition of the management board, supervisory board and its committees and our officers. The nominating and corporate governance committee is responsible for, among other things:

●	recommending to the supervisory board persons to be nominated for election or re-election to the supervisory board and the management board at any meeting of the shareholders;
●	overseeing the supervisory board’s annual review of its own performance and the performance of its committees; and
●	considering, preparing and recommending to the supervisory board a set of corporate governance guidelines.

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

D. Employees

As at December 31, 2020, we had a total of 150.4 employees (converted to FTE). Of these employees, 113.8 were engaged in research and development and 36.6 in general and administrative. For additional details we refer to note 17 to the financial statements. As far as we know, our employees are not represented by a labor union. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share ownership

Refer to Item 7.A: “Major shareholders” in this annual report.

Jkjlkjlkjlkjlkjk Jkjkj ihjhjhjkhjkjkjlkjlkljlkjjhjhkjhkjh

Item 7: Major Shareholders and Related Party Transactions

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at December 31, 2020 by:

●	each of the members of our supervisory board and management board; and
●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned is based on a total of 50,204,810 ordinary shares outstanding as at December 31, 2020. The numbers and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the applicable SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security, or to receive the economic benefit of ownership of the securities. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of December 31, 2020, and such securities are considered outstanding for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o ProQR Therapeutics N.V., Zernikedreef 9, 2333 CK, Leiden, the Netherlands.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	Percentage
5% or Greater Shareholders:
RTW Investments LP [1]	5,009,768	10.0%
Adage Capital Partner GP, L.L.C. [2]	4,550,062	9.1%
Wellington Management Company LLP [3]	3,455,765	6.9%
Goldman Sachs Group Inc [4]	3,297,270	6.6%
Stichting Aescap 2.0 [5]	3,204,196	6.4%
Jennison Associates LLC [6]	2,616,473	5.2%
Sofinnova Partners [7]	2,764,194	5.5%
Supervisory Board Members and Management Board Members
Dinko Valerio [8]	816,083	1.6%
Antoine Papiernik [9]	2,764,194	5.5%
James Shannon [10]	161,009	0.3%
Alison Lawton [11]	103,211	0.2%
Daniel de Boer [12]	1,664,597	3.3%
Bart Filius [13]	9,343	0.0%
Theresa Heggie [14]	9,487	0.0%
All supervisory board members and management board members as a group (7 persons) [15]	5,527,924	11.0%

1	Information is based on a report on Schedule 13G/A filed by RTW Investments, LP on February 12, 2021. These shares are held by RTW Master Fund, Ltd. and one or more private funds managed by RTW Investments, LP. The registered office of RTW Investments, LP is 412 West 15th Street, Floor 9, New York, New York 10011.

2	Adage Capital Partners GP L.L.C. (“ACPGP”) is the general partner of Adage Capital Partners, L.P. (“ACP”). Adage Capital Advisors, L.L.C. (“ACA”) is the managing member of ACPGP and general partner of ACP. The address of Adage Capital Partners, L.P. is 200 Clarendon Street, 52nd floor, Boston, Massachusetts 02116. This information is based on a report on Schedule 13G/A filed by Adage Capital Partners GP L.L.C. on February 11, 2021.

3	Information is based on a report on Schedule 13G/A jointly filed with the SEC on February 3, 2021 by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP. These shares are owned of record by clients of certain investment advisers including Wellington Management Company LLP (together, the “Wellington Investment Advisers”), of which Wellington Management Group LLP is the parent holding company. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. The registered office of Wellington Management Company LLP is c/o 280 Congress Street, Boston, MA 02210.

4	Information is based on a report on Schedule 13G/A filed by The Goldman Sachs Group, Inc. (“GS Group”) and Goldman Sachs & Co. LLC (“Goldman Sachs”) on February12, 2021. GS Group is the parent holding company of Goldman Sachs. The business address of these entities is 200 West Street, New York, NY 10282.
5	Information is based on a report on Schedule 13G filed on February 9, 2021 by Stichting Aescap 2.0 (“Aescap 2.0”), Privium Fund Management B.V. (“Privium”), as the fund manager of Aescap 2.0, Inspirational Visions BV (“Inspirational Visions”) and Patrick Johan Hendrik Krol (“Krol”), the portfolio manager for Privium and the managing director of Inspirational Visions. The total number of be shares beneficially owned consists of 3,147,483 ordinary shares directly held by Aescap 2.0, 35,411 ordinary shares directly held by Inspirational Visions and 21,302 ordinary shares held by Patrick Johan Hendrick Krol. The address of each of Stichting Aescap 2.0, Privium Fund Management B.V. and Patrick Johan Hendrick Krol is Gustav Mahlerplein 3, 1082 MS Amsterdam, The

Netherlands. The address of Inspirational Visions BV is Barbara Strozzilaan 101, 1083 HN Amsterdam, The Netherlands.
6	Jennison Associates LLC, “Jennison” furnishes investment advice to several investment companies, insurance separate accounts, and institutional clients "Managed Portfolios". As a result of its role as investment adviser of the Managed Portfolios, Jennison may be deemed to be the beneficial owner of the shares of the Company’s Common Stock held by such Managed Portfolios. Prudential Financial, Inc. “Prudential” indirectly owns 100% of equity interests of Jennison. As a result, Prudential may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Jennison may have with respect to the Company’s Common Stock held by the Managed Portfolios. Jennison does not file jointly with Prudential, as such, shares of the Company’s Common Stock reported on Jennison's Schedule 13G may be included in the shares reported on the Schedule 13G filed by Prudential. The registered office of Jennison Associates LLC is 466 Lexington Ave., New York, NY 10017. Information is based on a report on Schedule 13G/A filed by Jennison Associates LLC on February 10, 2021.
7	Information is based on a report on Schedule 13G/A filed by Sofinnova Capital VII FCPR (“SC VII”), Sofinnova Partners SAS (“SP SAS”), and the managing partners of SP SAS, Dennis Lucquin, Antoine Papiernik, Henrijette Richter, Monique Saulnier and Graziano Seghezzi on February 14, 2019. Consists of 2,764,194 shares, except that SC VII, the holder of these shares, may be deemed to have sole or shared power to dispose of these shares, and the aforementioned managing partners of SP SAS may be deemed to have shared voting and investment power with respect to such shares. The address of Sofinnova Capital VII FCPR is 16-18 rue du Quatre-Septembre, 75002, Paris, France.
8	Consists of 388,457 ordinary shares and options to acquire 122,663 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2020. Also includes 304,963 shares held by the Valerio family foundation, Stichting Administratiekantoor Endavit, for which Mr. Valerio is the managing director. The address of Stichting Administratiekantoor Endavit is Keizersgracht 290A, 1016 EW, Amsterdam, the Netherlands.
9	Consists of 2,764,194 ordinary shares held by Sofinnova Capital VII FCPR. Antoine Papiernik may be deemed to have shared voting and investment power with respect to such shares as a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR.
10	Consists of 61,538 ordinary shares and options to acquire 99,471 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2020.
11	Consists of options to acquire 103,211 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2020.
12	Consists of options to acquire 959,288 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2020, and 705,309 ordinary shares held by Appel BV and JDG BV.
13	Consists of options to acquire 9,343 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2020.
14	Consists of options to acquire 9,487 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2020.
15	Consists of 4,224,461 ordinary shares and options to acquire 1,303,463 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2020.

Holdings by U.S. Shareholders

As at December 31, 2020, 82.25% of our ordinary shares were held by record holders in the United States, which excludes shareholders whose shares were held in nominee or street name by brokers.

B. Related party transactions

Since January 1, 2020, there have been no material transactions that are unusual in their nature or conditions with any of our related parties, except for transactions as set out in note 24 to the financial statements as included elsewhere in this report.

C. Interests of experts and counsel

Not applicable.

Item 8: Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated financial statements

Consolidated financial statements are filed as part of this annual report, starting page F-1.

Legal proceedings

From time to time we could be involved in legal proceedings that arise in the ordinary course of business. As at December 31, 2020, we believe no proceedings exists of which the outcome, if determined adversely, would have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and employees. No assurance can be given that future litigation will not have a material adverse effect on our financial position. Refer to Item 3.D: “Risk factors.”

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

B. Memorandum and articles of association

General

We were incorporated on February 21, 2012 as a private company with limited liability (‘besloten vennootschap met beperkte aansprakelijkheid’) under Dutch law. In connection with our initial public offering in 2014, our shareholders resolved to amend our articles of association and to convert into a public company with limited liability by means of a Deed of Amendment and Conversion, pursuant to which, we converted to a public company with limited liability (‘naamloze vennootschap’) under the laws of the Netherlands. In connection with this conversion, our legal name changed from ProQR Therapeutics B.V. to ProQR Therapeutics N.V. On June 22, 2016 the articles of association were amended to (i) add certain places where general meeting of shareholders may be held and (ii) amend the term ‘annual report’ to ‘report of the Management Board’ to comply with the Implementation Act Annual Accounts Directive (‘Uitvoeringswet richtlijn jaarrekening’) (Bulletin of Acts and Decrees (‘Staatsblad’) 2015, 349), pursuant to which act this term has been amended accordingly. On February 27, 2018, the articles of association were amended to (i) to increase the authorized share capital, and (ii) to delete the requirement of a deed for the issuance of shares.

Our company is registered with the Dutch Trade Register of the Chamber of Commerce (‘handelsregister van de Kamer van Koophandel en Fabrieken’) in Leiden, the Netherlands under number 54600790. Our corporate seat is in Leiden, the Netherlands, and our registered office is at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

At December 31, 2020, our authorized share capital is € 7,200,000, divided into 90,000,000 ordinary shares and 90,000,000 preferred shares, each with a nominal value of € 0.04.

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

Upon exercise of the call option, the preferred shares will be issued to the protection foundation for their nominal value, of which only 25% will be due upon issuance, and may also be issued against the Company’s reserves if so requested by the protection foundation. The voting rights of our shares are based on nominal value and as we expect our shares to trade substantially in excess of nominal value, a foundation acquiring preferred shares issued at 25% of their nominal value can obtain significant voting power for a substantially reduced price and thus be used as a defensive measure. These preferred shares will have both a liquidation and dividend preference over our ordinary shares and will accrue cash dividends at a fixed rate with deficits in a preferred dividend being carried forward. The protection foundation may exercise the call option to acquire preferred shares in order to protect us from influences that do not serve our best interests and threaten to undermine our strategy, continuity, independence and identity. These influences may include a third-party acquiring a significant percentage of our ordinary shares, the announcement of a public offer for our ordinary shares, other concentration of control over our ordinary shares or any other form of pressure on us to alter our strategic policies.

Company’s Shareholders’ Register

All of our registered shares are registered in our shareholders’ register. Subject to Dutch law and our articles of association, we must keep our shareholders’ register accurate and up-to-date. Our shareholders’ register shall be kept by our management board. The subregister shall be kept by our agent on behalf of the management board. Our shareholders’ register includes the names and addresses and other relevant details of all holders of registered shares, and shows the date on which the shares were acquired, the date of the acknowledgement by, or notification of, us as well as the amount paid on each share. The shareholders’ register also includes the names and addresses and other relevant details of those with a right of usufruct (‘vruchtgebruik’) or a right of pledge (‘pandrecht’) in respect of any shares. Our registered ordinary shares are held through DTC and therefore DTC is recorded in the shareholders register as the holder of those ordinary shares.

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

Under Dutch law, in the event of an issuance of ordinary shares or granting of rights to subscribe for ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. A holder of ordinary shares does not have a preemptive right with respect to the issuance of, or granting of rights to subscribe for, (i) ordinary shares for consideration other than cash, or (ii) ordinary shares to our employees or employees of one of our group companies, or (iii) ordinary shares to persons exercising a previously granted right to subscribe for shares, or (iv) preferred shares.

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

On September 15, 2014, our general meeting of shareholders adopted a resolution pursuant to which our management board will be irrevocably authorized to, following approval of our supervisory board, limit or exclude the preemptive rights of holders of ordinary shares for a period of five years from the date of such resolution.

On May 16, 2018, our general meeting of shareholders adopted a resolution pursuant to which the aforesaid authorizations to issue shares and to limit and exclude preemptive rights was renewed. In this renewed authorization the Management Board was delegated, subject to approval of the Supervisory Board, the authority for a period of 5 years from the date of the resolution of the general meeting of shareholders to, in accordance with applicable laws and NASDAQ listing rules: (a) issue an amount of ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected above and issuances under Company’s stock option plans with the proviso that the issuances under stock option plans is limited to 15% of the Company's issued share capital (minus any treasury shares) at May 16, 2018; (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-

emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grants.

On June 23, 2020, our general meeting of shareholders adopted a resolution pursuant to which the aforesaid authorizations to issue shares and to limit and exclude preemptive rights was renewed. In this renewed authorization the Management Board was delegated, subject to approval of the Supervisory Board, the authority for a period of 5 years from the date of the resolution of the general meeting of shareholders to, in accordance with applicable laws and Nasdaq listing rules: (a) issue an amount of ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected above and issuances under Company’s equity incentive or stock option plans with the proviso that the issuances under equity incentive or stock option plans are limited to 15% of the Company's issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant.

Repurchases of our Shares

Under Dutch law, we may not subscribe for newly issued shares in our own capital. We may acquire our shares, subject to applicable provisions and restrictions of Dutch law and our articles of association, to the extent that:

●	such shares are fully paid-up;
●	such shares are acquired for no consideration or such repurchase would not cause our shareholders’ equity to fall below an amount equal to the sum of the paid-up and called-up part of the issued share capital and the reserves we are required to maintain pursuant to Dutch law or our articles of association; and
●	after the acquisition of shares, we and our subsidiaries would not hold, or would not hold as pledgees, shares having an aggregate nominal value that exceeds 50% of our issued share capital.

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

On May 10, 2017, our general meeting of shareholders adopted a resolution pursuant to which our management board is authorized to acquire up to 10% of our issued share capital plus, in case of a material reorganization of the capital structure of the Company an additional 10% on NASDAQ or by other means for an 18 month period from the date of such resolution for a price per share not exceeding 110% of the market price of the ordinary shares on NASDAQ (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition).

On June 23, 2020 our general meeting of shareholders adopted a resolution pursuant to which the aforementioned authorization to acquire shares was renewed. In this renewed authorization the Management Board was delegated the authority to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, (ii) in case of a material reorganization of the capital structure of the Company, an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on NASDAQ (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period of 18 months with effect from the AGM.

Capital Reductions; Cancellation

At a general meeting of shareholders, our shareholders may resolve to reduce our issued share capital by (i) cancelling shares or (ii) reducing the nominal value of the shares by virtue of an amendment to our articles of association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel shares may only relate (x) to shares held by the company itself or in respect of which the company holds the depository receipts, and (y) to all preferred shares. Our articles of association provide that our general meeting of shareholders may only adopt such a resolution upon a proposal of our management board, which proposal must have been approved by our supervisory board. In order to be adopted by the general meeting of shareholders, a resolution to reduce the capital requires a simple majority of the votes cast at a general meeting of shareholders if at least half the issued capital is represented at the meeting or at least two-thirds of the votes cast at the general meeting of shareholders if less than half of the issued capital is represented at the general meeting of shareholders.

A reduction of the nominal value of shares without repayment and without release from the obligation to pay up the shares must be effectuated proportionally on shares of the same class (unless all shareholders concerned agree to a disproportionate reduction). A resolution that would result in a reduction of capital requires approval of the meeting of each group of holders of shares of the class or classes whose rights are prejudiced by the reduction. In addition, a reduction of capital involves a two-month waiting period during which creditors have the right to object to a reduction of capital under specified circumstances.

In the event that all preferred shares are cancelled, distributions shall be made to the protection foundation as sole holder of such preferred shares.

Corporate Objectives

Under our articles of association, our corporate objectives are:

●	the development, bringing to market and sale of products and technologies in the field of biotechnology;
●	the research and development of (or the commission to research and develop) patents, know-how and intellectual and industrial property;
●	to make our products available to the patient populations that may benefit from such products and to maintain a suitable pipeline of products that may be beneficial for relevant patient populations;
●	to participate in, to finance, to hold any other interest in and to conduct the management or supervision of other entities, companies, partnerships and businesses;
●	to furnish guarantees, to provide security, to warrant performance in any other way and to assume liability, whether jointly and severally or otherwise, in respect of obligations of group companies or other parties; and
●	to do anything which, in the widest sense of the words, is connected with or may be conducive to the attainment of these objects.

Amendment of Articles of Association

Our general meeting of shareholders, at the proposal of our management board, with the prior approval of our supervisory board, may resolve to amend our articles of association. A resolution taken by the general meeting of shareholders to amend our articles of association requires a simple majority of the votes cast.

General Meetings of Shareholders

General meetings of shareholders can be held in Leiden, Amsterdam, Rotterdam, Schiphol Airport (municipality Haarlemmermeer), The Hague, Oegstgeest, Leidschendam, Katwijk, Noordwijk or Wassenaar, the Netherlands, or via

video conference. All shareholders and others entitled to attend general meetings of shareholders are authorized to attend the general meeting of shareholders, to address the meeting and, in so far as they have such right, to vote, either in person or by proxy.

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

General meetings of shareholders are convened by a notice which includes an agenda stating the items to be discussed. For the annual general meeting of shareholders the agenda will include, among other things, the adoption of our annual accounts, the appropriation of our profits or losses and proposals relating to the composition and filling of any vacancies of the management board or supervisory board. In addition, the agenda for a general meeting of shareholders may include such items as have been included therein by our management board or our supervisory board. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 3% of the issued share capital have the right to request the inclusion of additional items on the agenda of shareholders’ meetings. Such requests must be made in writing, substantiated, or by a proposal for a resolution and received by us no later than the 60th day before the day that the relevant general meeting of shareholders is to be held. No resolutions will be adopted on items other than those which have been included in the agenda.

We will give notice of each general meeting of shareholders by publication on our website and, to the extent required by applicable law, in a Dutch daily newspaper with national distribution, and in any other manner that we may be required to follow in order to comply with Dutch law and applicable stock exchange and SEC requirements. We will observe the statutory minimum convening notice period for a general meeting of shareholders.

Pursuant to our articles of association, our management board may determine a record date (‘registratiedatum’) of 28 calendar days prior to a general meeting of shareholders to establish which shareholders and others with meeting rights are entitled to attend and, if applicable, vote in the general meeting of shareholders. The record date, if any, and the manner in which shareholders can register and exercise their rights will be set out in the convocation notice of the general meeting of shareholders. Our articles of association provide that a shareholder must notify the company in writing of his identity and his intention to attend (or be represented at) the general meeting of shareholders, such notice to be received by us ultimately on the seventh day prior to the general meeting of shareholders. If this requirement is not complied with or if upon direction of the company to that effect no proper identification is provided by any person wishing to enter the general meeting of shareholders, the chairperson of the general meeting of shareholders may, in his or her sole discretion, refuse entry to the shareholder or his proxy holder.

Pursuant to our articles of association, our general meeting of shareholders is chaired by the chairman of our supervisory board. If the chairman of our supervisory board is absent and has not charged another person to chair the meeting in his place, the supervisory board members present at the meeting shall appoint one of themselves to be chairperson. If no supervisory board members are present at the general meeting of shareholders, the general meeting of shareholders will be chaired by our CEO or, if our CEO is absent, another management board member present at the meeting and, if none of them is present, the general meeting of shareholders shall appoint its own chairperson. The person who should chair the meeting may appoint another person in his or her stead.

The chairperson of the general meeting of shareholders may decide at his or her discretion to admit other persons to the meeting. The chairperson of the general meeting of shareholders shall appoint another person present at the shareholders’ meeting to act as secretary and to minute the proceedings at the meeting. The chairperson of the general meeting of shareholders may instruct a civil law notary to draw up a notarial report of the proceedings at the company’s expense, in which case no minutes need to be taken. The chairperson of the general meeting of shareholders is authorized to eject any person from the general meeting of shareholders if the chairperson considers that person to disrupt the orderly proceedings. The general meeting of shareholders shall be conducted in the English language.

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

Voting rights may be exercised by shareholders or by a duly appointed proxy holder (the written proxy being acceptable to the chairperson of the general meeting of shareholders) of a shareholder, which proxy holder need not be a shareholder. Our articles of association do not limit the number of shares that may be voted by a single shareholder.

Under our articles of association, blank votes, abstentions and invalid votes shall not be counted as votes cast. Further, shares in respect of which a blank or invalid vote has been cast and shares in respect of which the person with meeting rights who is present or represented at the meeting has abstained from voting are counted when determining the part of the issued share capital that is present or represented at a general meeting of shareholders. The chairperson of the general meeting of shareholders shall determine the manner of voting and whether voting may take place by acclamation.

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

The chairperson of the general meeting of shareholders shall decide on the method of voting and may determine the voting procedure. The determination made by the chairperson of the general meeting of shareholders with regard to the results of a vote shall be decisive. However, where the accuracy of the chairperson’s determination is contested immediately after it has been made, a new vote shall take place if the majority of the general meeting of shareholders so requires or, where the original vote did not take place by response to a roll call or in writing, if any party with voting rights present at the meeting so requires.

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

Our articles of association and Dutch law provide that resolutions of our management board concerning a material change in the identity or character of the company or our business are subject to the approval of the general meeting of shareholders. Such changes include in any event:

●	a transfer of all or materially all of our business to a third party;
●	the entry into or termination of a long-lasting alliance of the company or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or partnership, if this alliance or termination is of significant importance for the company; and

●	the acquisition or disposition of an interest in the capital of a company by the company or by a subsidiary with a value of at least one third of the value of the assets, according to the balance sheet with explanatory notes or, if the company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in the company’s most recently adopted annual accounts.

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

Our financial reporting will be subject to the supervision of the Dutch regulator AFM. The AFM will review the content of the financial reports and has the authority to approach us with requests for information if, on the basis of publicly available information, it has reasonable doubts as to the integrity of our financial reporting. For a more detailed description we refer to the description below under the heading “Dutch Financial Reporting Supervision Act.”

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

In the event of a dissolution and liquidation, the assets remaining after payment of all of the company’s debts (including any liquidation expenses) are to be distributed (i) firstly to the holders, if any, of preferred shares in the amount of the nominal value of the preferred shares (to the extent paid-up) plus unpaid accrued dividends and deficits (if any) in preferred dividends, and (ii) the balance remaining to the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares. The liquidation and all distributions referred to in this paragraph will be made in accordance with the relevant provisions of Dutch law.

Limitations on Non-Residents and Exchange Controls

There are no limits under the laws of the Netherlands or in our articles of association on non-residents of the Netherlands holding or voting our ordinary shares. Under Dutch law, there are currently no exchange controls applicable to the transfer of dividends or other distributions with respect to, or of the proceeds from the sale of, shares in a Dutch company, to persons outside the Netherlands.

Netherlands Squeeze-Out Proceedings

Pursuant to Section 2:92a of the Dutch Civil Code, a shareholder who for its own account (or together with its group companies) holds at least 95% of our issued share capital may institute proceedings against our other shareholders jointly for the transfer of their shares to it. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (‘Ondernemingskamer’) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (‘Wetboek van Burgerlijke Rechtsvordering’). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares of the minority shareholders. Once the order to transfer by the Enterprise Chamber of the Amsterdam Court of Appeal becomes final and irrevocable, the majority shareholder that instituted the squeeze-out proceedings shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to the majority shareholder. Unless the addresses of all minority shareholders are known to the majority shareholder acquiring the shares, the majority shareholder is required to publish the same notice in a newspaper with a national circulation.

A shareholder that holds a majority of our issued share capital, but less than the 95% required to institute the squeeze-out proceedings described above, may seek to propose and implement one or more restructuring transactions with the objective to obtain at least 95% of our issued share capital and thus to be allowed to initiate squeeze-out proceedings. Those restructuring transactions could, amongst other things, include a legal merger or demerger involving our company, a contribution of cash and/or assets against issuance of shares involving our company, and the issue of new shares to the majority shareholder while excluding any pre-emption rights of minority shareholders in relation to such issuance or an asset sale transaction.

In Dutch public takeover practice, depending on the circumstances, an asset sale transaction is sometimes used as a way to squeeze out minority shareholders (e.g. after a successful public offer, or tender offer, through which the offeror acquires a supermajority, but less than all, of the shares). In such a scenario, the business of the target company would be sold to an offeror, a buyer or a special purpose vehicle, followed by the liquidation of the target company. The purchase price would be distributed to all shareholders in proportion to their respective shareholding as liquidation proceeds, thus separating the business from the company in which minority shareholders participated.

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

D. Exchange controls

Cash dividends payable on our ordinary shares may be officially transferred from the Netherlands to non-residents and converted into any other currency without legal restrictions imposed by Dutch law, except that for statistical purposes such payments and transactions must be reported to the Dutch Central Bank. Furthermore, no payments, including dividend payments, may be made to jurisdictions subject to sanctions adopted by the government of the Netherlands and implementing resolutions of the Security Council of the United Nations.

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

(a) Dividend Withholding Tax

Dividends distributed by us generally are subject to Dutch dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, among other things:

●	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;
●	liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares by us or one of our subsidiaries to the extent such proceeds exceed the average paid-in capital of those shares as recognized for purposes of Dutch dividend withholding tax;
●	an amount equal to the par value of ordinary shares issued or an increase of the par value of ordinary shares, to the extent that it does not appear that a contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and
●	partial repayment of the paid-in capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (in Dutch: ‘zuivere winst’), unless the holders of ordinary shares have resolved in advance at a general meeting to make such repayment and the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

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

In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to the Dutch tax authorities by the lesser of:

●	3% of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax; and
●	3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned reduction. (Qualifying foreign subsidiaries are entities

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

(b) Taxes on Income and Capital Gains

(i) Dutch Resident Individuals

If a holder of ordinary shares is a Dutch Resident Individual, any benefit derived or deemed to be derived from the ordinary shares is taxable at the progressive income tax rates (with a maximum of 49.50%), if:

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

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder’s net investment asset base (in Dutch: ‘rendementsgrondslag’). Irrespective of the actual income and capital gains realized, the annual taxable benefit of all the assets and allowable liabilities of a Dutch Resident Individual holder of ordinary shares who is taxed under this regime is set at a deemed return based on the fair market value of the assets reduced by the allowable liabilities on January 1 of each year. The deemed return percentage to be applied to the yield basis increases progressively depending on the amount of the yield basis. The deemed return on savings and investments is taxed at a rate of 31% (2021).

(ii) Dutch Resident Entities

Any benefit derived or deemed to be derived from the ordinary shares held by Dutch Resident Entities, including any capital gains realized on the disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 25% (a corporate income tax rate of 15% applies with respect to taxable profits up to € 245,000) (2021).

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

●	banks, financial institutions or insurance companies;
●	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
●	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;
●	real estate investment trusts, regulated investment companies, or grantor trusts;
●	persons that hold the ordinary shares as part of a “hedging,” “integrated”, or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities (including S corporations), or persons that will hold our shares through such an entity;
●	certain former citizens or long-term residents of the United States;
●	persons that received our shares as compensation for the performance of services;
●	persons that acquire ordinary shares as a result of holding or owning our preferred shares;
●	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our shares; and
●	holders that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations (other than the Dutch tax considerations discussed above) of the ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed, and temporary U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, in each case as in effect on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a contrary position concerning the tax consequences of the ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local, and non-U.S. tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this summary, a “U.S. holder” is a beneficial owner of ordinary shares that is (or is treated as), for U.S. federal income tax purposes:

●	a citizen or resident of the United States;
●	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or if the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

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

(a) Distributions

Subject to the discussion under “Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a U.S. holder with respect to an ordinary share will be taxable to the U.S. holder as a dividend to the extent the distribution is made out of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in each such ordinary share. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain, depending upon whether the U.S. holder has held our ordinary shares for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that all distributions will be reported as dividends, even if a distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

(b) Sale, exchange or other taxable disposition of our ordinary shares

A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other taxable disposition of an ordinary share in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis in that ordinary share. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the United States. The adjusted tax basis in an ordinary share generally will equal the cost of such ordinary share. Capital gain from the sale, exchange, or other taxable disposition of ordinary shares by a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange, or other taxable disposition for such ordinary share exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

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

(c) Net Investment Income Tax

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

(d) Passive foreign investment company considerations

If we are classified as a passive foreign investment company, or PFIC, in any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all its earnings on a current basis. We will inform our shareholders in our annual report on Form 20-F if we determine that we are a PFIC.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (for which purpose, assuming we are treated as a publicly traded company pursuant to Section 1297(e)(3) of the Code, the total value of our assets may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. For purposes of the PFIC tests, gross income and gross assets of a corporation include its proportionate share of the gross income and gross assets of any other corporation of which it owns directly or indirectly at least 25% by value of the stock.

If we are classified as a PFIC in any year with respect to which a U.S. holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns our ordinary shares, regardless of whether we continue to meet the tests described above, unless the U.S. holder makes a purging election, which allows a shareholder to purge the continuing PFIC taint by either making a deemed sale election or, under certain conditions, a deemed dividend election. In addition, if we are classified as a PFIC, then a U.S. holder of our shares will be deemed to own, proportionately, shares we own of lower-tier corporations. If any such lower-tier corporation is a PFIC, then a U.S. holder will be treated as an (indirect) shareholder of that lower-tier PFIC.

Based on the average value of our gross assets and the composition of our income, we believe that we were not a PFIC during the 2020 taxable year. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate.

If we are a PFIC, and you are a U.S. holder, then a special tax regime will apply unless you make a mark-to-market election (described below). We do not currently intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are treated as a PFIC for any taxable year. That special tax regime will apply to any “excess distribution” by us to you (generally, your portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares). (In determining the average annual distribution, the portion of any excess distribution from a prior year that was allocated to the prior-year PFIC period is disregarded.) That special regime will also apply to any gain realized on the sale or other disposition of the ordinary shares. Under this special regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year applicable to you (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

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

If we are a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders who are indirect shareholders of lower-tier PFICs, as discussed above.

If a U.S. holder owns ordinary shares during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or

Qualified Electing Fund) with respect to the company (and with respect to any lower-tier PFICs) with the U.S. holder’s federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. U.S. investors are urged to consult their own tax advisers with respect to the ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares, and the IRS information reporting obligations with respect to the ownership and disposition of our ordinary share.

(e) Backup Withholding and Information Reporting

U.S. holders generally will be subject to information reporting requirements with respect to dividends on ordinary shares and on the proceeds from the sale, exchange, or disposition of ordinary shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

(f) Foreign Asset Reporting

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

THE DISCUSSION SET OUT ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE RELEVANT TO A HOLDER. EACH HOLDER IS URGED TO CONSULT THEIR TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE SHARES INCLUDING TAX CONSEQUENCES UNDER STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE TAX EFFECTS OF CHANGES IN THE UNITED STATES FEDERAL AND OTHER TAX LAWS.

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

It is possible to read and copy documents referred to in prior years’ Forms 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. ProQR SEC filings are also publicly available through the SEC’s website at www.sec.gov.

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

At December 31, 2020 there was a net asset in U.S. Dollars of € 22,237,000 (2019: € 39,004,000). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on receivables and trade payables, during the years presented had an immaterial effect on the financial statements.

Our interest rate risk exposure is limited due to the use of loans with fixed rates. At December 31, 2020, we had several loans with a fixed interest rate, totaling €17,324,000 (2019: € 13,052,000).

Credit Risk

Credit risk represents the risk of financial loss caused by default of the counterparty. We have no large receivables balances with external parties. Our principal financial assets are cash and cash equivalents which are, in line with our cash policy, placed at banks which meet our defined minimum credit ratings.

Liquidity Risk

Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into 2023. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

No matters to report.

Item 15: Controls and Procedures

A. Disclosure controls and procedures

Under the supervision and with the participation of our Chief Executive Officer (CEO) and Chief Business and Financial Officer (CFO), the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) has been evaluated as of the end of the period covered by the Annual Report (December 31, 2020). The term “disclosure controls and procedures” means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures.

Based on that evaluation, the Chief Executive Officer and Chief Business and Financial Officer have concluded that these disclosure controls and procedures are effective as at December 31, 2020.

B. Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company’s chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2020.

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

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ProQR Therapeutics N.V. and subsidiaries (the “Company”) as at December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated March 24, 2021 expressed an unqualified opinion on those financial statements.

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

March 24, 2021

D. Changes in internal control over financial reporting

During the year ended December 31, 2020, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics for our Supervisory Board members, Management Board members or other executive officers, we will disclose the nature of such amendment or waiver on our website within five working days to the extent required by the rules and regulations of the SEC.

The Code of Business Conduct and Ethics includes the whistleblower policy as contemplated in the DCGC.

Item 16C: Principal Accountant Fees and Services

The information required is included in note 25 to the financial statements.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2020, no purchases of our registered equity securities were made by us or on our behalf or on the behalf of any affiliated purchaser.

Item 16F: Change in Registrant’s Certifying Accountant

On May 25, 2020, the Audit Committee recommended the termination of the engagement of Deloitte Accountants B.V. (“Deloitte”) as the Company’s independent public accountant, and to engage KPMG Accountants N.V. (“KPMG”) as the Company’s independent public accountant as of financial year 2021. The Annual General Meeting of shareholders approved this recommendation on June 23, 2020.

Deloitte’s auditor’s reports on our consolidated financial statements for the years ended December 31, 2020 and December 31, 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. For the years ended December 31, 2020 and 2019 and the subsequent interim period through March 24, 2021, there were (i) no disagreements within the meaning of Item 16F

(a)(1)(iv) and the related instructions of Form 20-F between the Company and Deloitte on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference thereto in their reports, and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F.

We provided Deloitte with a copy of the disclosures under this Item 16F and requested from Deloitte a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Deloitte’s letter dated March 24, 2021 is attached as Exhibit 16.1.

During each of the years ended December 31, 2020 and 2019 and the subsequent interim period through March 24, 2021, neither we nor anyone on behalf of us consulted KPMG regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

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

The home country practices followed by our company in lieu of NASDAQ rules are described below:

●	We do not intend to follow NASDAQ’s quorum requirements applicable to meetings of shareholders. In accordance with Dutch law and generally accepted business practice, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders.
●	We do not intend to follow NASDAQ’s requirements regarding the provision of proxy statements for general meetings of shareholders. Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. We do intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders and shareholders will be entitled to give proxies and voting instructions to us and/or third parties.

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

1.1

Amended Articles of Association of the Registrant effective as of June 22, 2016 (incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-36622) filed on March 31, 2017)

1.2

Amended Articles of Association of the Registrant effective as of February 19, 2018 (incorporated by reference to Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

2.1

Form of Registration Rights Agreement by and between the Registrant and the shareholders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

2.2

Registration Rights Agreement, by and between the Registrant and the parties named therein, dated as of July 14, 2020 (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on July 14, 2020)

2.3

Form of Warrant Agreement, issued to the lenders identified therein, dated as of July 14, 2020 (incorporated by reference to Exhibit 10.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on July 14, 2020)

4.1#

ProQR Therapeutics B.V. Stock Option Plan and forms of notice of grant thereunder (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on August 14, 2014)

4.2#

ProQR Therapeutics N.V. Stock Option Plan and forms of notice of grant thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

4.3#

Form of Management Services Agreement by and between the Registrant and Daniel Anton de Boer (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

4.4

Form of Call Option Agreement by and between the Registrant and Stichting Continuity ProQR Therapeutics (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 16, 2014)

4.5#

Form of Indemnification Agreement for the Managing Directors, Supervisory Directors and officers of the Registrant (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

4.6

English translation of Lease Agreement by and between the Registrant and The Netherlands Organisation for applied scientific research TNO (“TNO”), dated as of January 1, 2016, for the Registrant’s facility in Zernikedreef in Leiden, the Netherlands (incorporated by reference to Exhibit 4.13 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-36622) filed on March 31, 2017)

4.7††	English translation of Lease Agreement by and between the Registrant and Leeds Investment I B.V., dated as of September 30, 2019 (incorporated by reference to Exhibit 4.7 to the Registrant’s Annual

Exhibit No.	Description
Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.8†

License Agreement between Radboudumc as Licensor, and the Registrant as Licensee dated as of April 17, 2014 (incorporated by reference to Exhibit 4.14 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-36622) filed on March 31, 2017)

4.9†

License Agreement between Inserm Transfert SA, Assistance-Publique- Hôpitaux de Paris, and the Registrant as Licensee dated January 17, 2018 (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

4.10†

Letter Agreement between Foundation For Fighting Blindness Clinical Research Institute and ProQR Therapeutics IV B.V. dated as of February 9, 2018 (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

4.11†

License Agreement between Ionis Pharmaceuticals, Inc. and the Registrant dated as of October 26, 2018 (incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

4.12†

Stock Purchase Agreement between Ionis Pharmaceuticals, Inc. and the Registrant dated as of October 26, 2018 (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

4.13†

Investor Agreement between Ionis Pharmaceuticals, Inc. and the Registrant dated as of October 26, 2018 (incorporated by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

4.14††

Asset Purchase Agreement by and between the Registrant and Wings Therapeutics, Inc., dated as of May 22, 2019 (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.15††

Subscription Agreement by and between the Registrant and Wings Therapeutics, Inc., dated as of May 22, 2019 (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.16††

Supply and Services Agreement, by and between the Registrant and Nitto Denko Avecia Inc., dated as of July 12, 2019 (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.17

Sales Agreement, by and between the Registrant and Citigroup Global Markets, Inc. and Cantor Fitzgerald & Co., dated as of March 31, 2020 (incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.18

Description of the Registrant’s Securities (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

Exhibit No.	Description
4.19

Loan and Security Agreement, by and between the Registrant and the parties named therein, dated as of July 14, 2020 (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on July 14, 2020)

4.20

Joinder and First Amendment to Loan Agreement and Joinder to Registration Rights Agreement, by and between the Registrant and the parties named therein, dated as of August 4, 2020 (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on August 6, 2020)

4.21*	Second Amendment to Loan Agreement, by and between the Registrant and the parties named therein, dated as of January 5, 2021

8.1*	Subsidiaries of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Accountants B.V., Independent Registered Public Accounting Firm

16.1*	Letter from Deloitte Accountants B.V. regarding change in Registrant’s certifying accountant

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith
**

Indicates that the exhibit is being furnished and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section. Such exhibit will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent specifically incorporated by reference into such filing.

†	Confidential treatment has been granted as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

††	Certain confidential portions of this exhibit (indicated by brackets and asterisks) have been omitted from this exhibit.

#	Indicates management contract or compensatory plan or arrangement.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Leiden, March 24, 2021

PROQR THERAPEUTICS N.V.

By:	/s/ Daniel de Boer
Name:	Daniel de Boer
Title:	Chief Executive Officer

By:	/s/ Smital Shah
Name:	Smital Shah
Title:	Chief Business and Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of ProQR Therapeutics N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ProQR Therapeutics N.V. and subsidiaries (the "Company") as at December 31, 2020 and 2019, the related consolidated statements of profit or loss and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as at December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 24, 2021, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Convertible Debt - Pontifax Medison and Kreos Capital – Refer to Notes 2 and 13 to the financial statements

Critical Audit Matter Description

In July 2020, the Company entered into a convertible debt financing agreement with Pontifax Medison Debt Financing (“Pontifax”) for up to $ 30 million in three tranches of $ 10 million each that will mature over a 54-month period and have an interest-only period of 24 months. One tranche of $ 10 million was drawn as at December 31, 2020.

In August 2020 a second close of the convertible debt financing agreement was completed with Kreos Capital (“Kreos”) for up to €15 million in three tranches of € 5 million each based on similar terms and conditions as the Pontifax convertible debt financing agreement. One tranche of € 5 million was drawn as at December 31, 2020.

Pontifax and/or Kreos may elect to convert the outstanding loans into the Company’s ordinary shares at any time prior to repayment at a conversion price of $ 7.88 per share. The Company also has the ability to convert the loan into its ordinary shares, at the same conversion price if the Company’s stock price reaches a pre-determined threshold. In connection with the loan agreement, the Company issued warrants to Pontifax and Kreos to purchase up to an aggregate of 302,676 shares of its common stock at $ 7.88 per share.

As part of the IAS 32 Financial Instruments – Presentation (“IAS 32”) and IFRS 9 Financial Instruments (“IFRS 9”) analysis, the Company determined the classification and initial measurement for the host contract, the conversion option and the warrants. Judgement is required to determine the classification of such financial instruments based on the terms and conditions of the convertible debt agreements, the currencies in which the instruments are denominated and the Company’s functional currency. Estimation methods are used to determine the fair value of the liability, equity components and embedded derivatives. The determination of the effective interest rate used for the host contract is dependent upon such estimations.

a)	Accounting Treatment Pontifax Medison Debt Financing

The Pontifax convertible debt financing agreement is accounted for as a hybrid financial instrument. The host contract is recognized at amortized cost. Pontifax’ conversion options and warrants are accounted for as embedded derivatives and are recognized separately from the host contract at fair value through profit or loss.

At the date of issue, the fair value of the host contract is estimated using the prevailing market interest rate for a similar non-convertible instrument. Initially, the conversion option and warrants are recognized at fair value based on the Black & Scholes model.

The host contract is subsequently measured at amortized cost using the effective interest rate method. The conversion option and warrants are subsequently measured at fair value based on the Black & Scholes model.

b)	Accounting Treatment Kreos Capital

The Kreos convertible debt financing agreement is accounted for as a compound financial instrument. The host contract is recognized at amortized cost. The conversion option is classified as equity and recognized at fair value as an option premium on the convertible loan and will not be subsequently remeasured. The warrants are accounted for as embedded derivatives and are recognized as financial liabilities at fair value through profit or loss.

At the date of issue, the fair value of the host contract is estimated using the prevailing market interest rate for a similar non-convertible instrument. The conversion option is classified as equity and is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. The fair value of the warrants is determined based on the Black & Scholes model.

The host contract is subsequently measured at amortized cost using the effective interest rate method. The equity component is not subsequently remeasured. The warrants are subsequently measured at fair value based on the Black & Scholes model.

The evaluation of the reasonableness of management’s estimates and assumptions related to these specific critical judgements and accounting estimates required a high degree of auditor judgement and an increased extent of effort, including the need to involve our internal accounting specialists.

The determination of the classification, initial recognition and subsequent measurement of the financial instruments is complex and required critical judgements in the following areas:

Classification of the convertible debt financing agreements, including warrants

●	Classification of the convertible debt financing agreements, including warrants based on the terms and conditions of the agreements and the functional currency of the Company.

Initial measurement of convertible debt financing agreements, including warrants

●	Assessment of the relative fair value of the host contracts and embedded derivatives related to the conversion option and warrants, based upon level 2 inputs and the Black & Scholes model.

Subsequent measurement of convertible debt financing agreements, including warrants

●	Determination of the effective interest rate of the host contracts of the convertible debt financing agreement
●	Fair value assessment of the embedded derivatives related to the conversion option and the warrants based on the Black & Scholes valuation model.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures to address the critical judgements and estimates related to the Convertible Debt Financing Agreements included reading the Loan and Security Agreements, the Warrant Agreements and management’s accounting position papers to understand the terms of each contract and evaluate management’s conclusions on classification, initial recognition and subsequent measurement.

In relation to management’s critical judgements and estimates related to the Convertible Debt Financing Agreements, our audit procedures included the following:

Classification of the convertible debt financing agreements, including warrants

●	We tested the effectiveness of controls over the classification of the host contracts, conversion options and warrants, as part of management’s controls over the application of IAS 32 and IFRS 9.
●	With the assistance of our internal specialists we evaluated the classification of the convertible debt financing agreements by testing source information to verify the underlying classification of financial instruments in accordance with IAS 32.

Initial measurement of the convertible debt financing agreements, including warrants

●	We tested the effectiveness of controls over the appropriateness of the accounting of the convertible debt financing agreements for initial measurement, as part of management’s controls over the application of IFRS 9.
●	We evaluated the reasonableness of the (i) valuation methodology and (ii) observable and unobservable inputs of most significance to the valuation by:
o	Testing the source information underlying the level 2 inputs and testing the mathematical accuracy of the calculation.

Testing the source information underlying the Black and Scholes valuation model and testing the mathematical accuracy of the calculation.

Subsequent measurement of convertible debt financing agreements, including warrants

●	We tested the effectiveness of controls over the appropriateness of the accounting of the convertible debt financing agreements for subsequent measurement, as part of management’s controls over the application of IFRS 9.
●	We (i) evaluated the reasonableness of the valuation model to determine the effective interest rate on the host contract by testing the source information and testing the mathematical accuracy of the calculation, (ii) tested the outstanding balance, including accrued interest as per December 31, 2020 and (iii) obtained third party confirmations of the outstanding balances as at December 31, 2020.
●	We evaluated the reasonableness of the (i) valuation methodology and (ii) observable and unobservable inputs of most significance to the valuation by:
o	Testing the source information underlying the level 2 inputs and testing the mathematical accuracy of the calculation.

o	Testing the source information underlying the Black and Scholes model and testing the mathematical accuracy of the calculation.

/s/ Deloitte Accountants B.V.

Amsterdam, The Netherlands

March 24, 2021

We have served as the Company's auditor since 2013.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Financial Position

		December 31,	December 31,
		2020	2019

		(€ in thousands)
Assets
Property, plant and equipment	7	18,601	2,440
Investments in associates	8	107	429
Non-current assets		18,708	2,869

Social security and other taxes	9	421	850
Prepayments and other receivables	10	3,762	1,866
Cash and cash equivalents	11	75,838	111,950
Current assets		80,021	114,666
Total assets		98,729	117,535

Shareholders’ equity
Share capital		2,165	2,159
Share premium		288,757	287,214
Reserves		23,916	16,702
Accumulated deficit		(257,747)	(211,746)
Equity attributable to owners of the Company	12	57,091	94,329
Non-controlling interests		(545)	(496)
Total equity		56,546	93,833

Liabilities
Borrowings	13	16,189	12,709
Lease liabilities	22	15,693	—
Non-current liabilities		31,882	12,709

Borrowings	13	1,135	343
Lease liabilities	22	1,260	508
Derivative financial instruments		839	—
Trade payables		221	445
Current income tax liability	20	—	64
Social security and other taxes		22	108
Pension premiums		6	2
Deferred income		700	711
Other current liabilities		6,118	8,812
Current liabilities	14	10,301	10,993
Total liabilities		42,183	23,702
Total equity and liabilities		98,729	117,535

The accompanying notes are an integral part of these financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Profit or Loss and Comprehensive Income

		Year Ended December 31,
		2020	2019	2018

		(€ in thousands)

Other income	15	9,452	1,933	5,761

Research and development costs	16	(38,135)	(46,491)	(29,514)
General and administrative costs		(13,685)	(12,887)	(12,540)
Total operating costs		(51,820)	(59,378)	(42,054)
Operating result		(42,368)	(57,445)	(36,293)
Financial (expense) and income	18	(3,716)	402	(792)
Results related to financial liabilities measured at fair value through profit or loss	19	(84)	—	—
Results related to associates	8	(322)	429	—
Result before corporate income taxes		(46,490)	(56,614)	(37,085)
Corporate income taxes	20	(124)	(132)	(1)
Result for the year		(46,614)	(56,746)	(37,086)

Other comprehensive income
Items that will never be reclassified to profit or loss		—	—	—
Items that are or may be reclassified to profit or loss
Foreign operations – foreign currency translation differences		(340)	43	(28)
Total comprehensive loss (attributable to equity holders of the Company)		(46,954)	(56,703)	(37,114)

Result attributable to
Owners of the Company		(46,565)	(56,480)	(36,894)
Non-controlling interests		(49)	(266)	(192)
		(46,614)	(56,746)	(37,086)

Share information	21
Weighted average number of shares outstanding		50,060,565	41,037,244	34,052,520
Earnings per share for result attributable to the equity holders of the Company (expressed in Euro per share)
Basic and diluted loss per share		€(0.93)	€(1.38)	(1.08)

The accompanying notes are an integral part of these financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Changes in Equity

	Attributable to Equity Holders of the Company
			Equity Settled	Option
			Employee	premium on
	Share	Share	Benefit	convertible	Translation	Accumulated		Non-controlling	Total
	Capital	Premium	Reserve	loan	Reserve	Deficit	Total	Interests	Equity
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)

Balance at January 1, 2018	1,457	148,763	8,377	—	136	(119,370)	39,363	(38)	39,325

Result for the year	—	—	—	—	—	(36,894)	(36,894)	(192)	(37,086)
Other comprehensive income	—	—	—	—	(28)	—	(28)	—	(28)
Recognition of share-based payments	4	2,185	3,224	—	—	—	5,413	—	5,413
Issue of ordinary shares	265	83,926	—	—	—	—	84,191	—	84,191
Shares options lapsed	—	—	(97)	—	—	97	—	—	—
Shares options exercised	—	870	(724)	—	—	724	870	—	870
Balance at December 31, 2018	1,726	235,744	10,780	—	108	(155,443)	92,915	(230)	92,685

Result for the year	—	—	—	—	—	(56,480)	(56,480)	(266)	(56,746)
Other comprehensive income	—	—	—	—	43		43	—	43
Recognition of share-based payments	15	3,145	5,948	—	—		9,108	—	9,108
Issue of ordinary shares	418	48,132	—	—	—		48,550	—	48,550
Shares options lapsed	—	—	(44)	—	—	44	—	—	—
Shares options exercised	—	193	(133)	—	—	133	193	—	193
Balance at December 31, 2019	2,159	287,214	16,551	—	151	(211,746)	94,329	(496)	93,833

Result for the year	—	—	—	—	—	(46,565)	(46,565)	(49)	(46,614)
Other comprehensive income	—	—	—	—	(340)	—	(340)	—	(340)
Recognition of share-based payments	4	538	7,838	—	—	—	8,380	—	8,380
Issue of ordinary shares	2	270	—	—	—	—	272	—	272
Recognition of equity component of convertible loan	—	—	—	280	—	—	280	—	280
Shares options lapsed	—	—	(91)	—	—	91	—	—	—
Shares options exercised	—	735	(473)	—	—	473	735	—	735
Balance at December 31, 2020	2,165	288,757	23,825	280	(189)	(257,747)	57,091	(545)	56,546

The accompanying notes are an integral part of these financial statements. Specific reference is made to note 12.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Cash Flows

		Year Ended December 31,
		2020	2019	2018

		(€ in thousands)
Cash flow from operating activities
Result for the year		(46,614)	(56,746)	(37,086)
Adjustments for:
Depreciation	7	2,355	2,052	992
Results related to associates	8	322	(429)	—
Share-based compensation	12	7,838	9,108	5,413
Other income	15	(8,423)	—	—
Financial income and expense	18	3,716	(402)	792
Results related to financial liabilities measured at fair value through profit or loss	19	84	—	—
Net foreign exchange gain / (loss)		(340)	43	(28)
Income tax expenses	20	124	132	1

Changes in working capital		(5,134)	1,651	1,294
Cash used in operations		(46,072)	(44,591)	(28,622)

Corporate income tax paid		(188)	(64)	(1)
Interest received		313	758	130
Interest paid		(1,113)	(73)	—
Net cash used in operating activities		(47,060)	(43,970)	(28,493)
Cash flow from investing activities
Purchases of property, plant and equipment		(924)	(580)	(312)
Net cash used in investing activities		(924)	(580)	(312)
Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	12	—	48,550	84,191
Proceeds from exercise of share options		735	193	870
Proceeds from borrowings	13	579	2,027	264
Proceeds from convertible loans	13	13,791	690	1,132
Repayment of lease liability	22	(605)	(1,261)	—
Net cash generated by financing activities		14,500	50,199	86,457
Net increase/(decrease) in cash and cash equivalents		(33,484)	5,649	57,652
Currency effect cash and cash equivalents		(2,628)	721	(171)
Cash and cash equivalents at the beginning of the year	11	111,950	105,580	48,099
Cash and cash equivalents at the end of the year	11	75,838	111,950	105,580

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

At December 31, 2020, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

●	ProQR Therapeutics Holding B.V. (the Netherlands, 100%);
●	ProQR Therapeutics I B.V. (the Netherlands, 100%);
●	ProQR Therapeutics II B.V. (the Netherlands, 100%);
●	ProQR Therapeutics III B.V. (the Netherlands, 100%);
●	ProQR Therapeutics IV B.V. (the Netherlands, 100%);
●	ProQR Therapeutics VI B.V. (the Netherlands, 100%);
●	ProQR Therapeutics VII B.V. (the Netherlands, 100%);
●	ProQR Therapeutics VIII B.V. (the Netherlands, 100%);
●	ProQR Therapeutics IX B.V. (the Netherlands, 100%);
●	ProQR Therapeutics I Inc. (United States, 100%);
●	Amylon Therapeutics B.V. (the Netherlands, 80%);
●	Amylon Therapeutics, Inc. (Unites States, a 100% subsidiary of Amylon Therapeutics B.V.)

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (ESOP Foundation) and has full control over this entity. At December 31, 2020, ProQR Therapeutics Holding B.V. holds a 20% minority shareholding in Wings Therapeutics Inc.

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

(d) Going Concern

The management board of ProQR has, upon preparing and finalizing the 2020 financial statements, assessed the Company’s ability to fund its operations for a period of at least one year after the date of signing these financial statements.

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

(i) Research and development expenditures

Research expenditures are not capitalized. Development expenses are currently reflected in the income statement because the criteria for capitalization are not met. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

(ii) Convertible debt

The terms of our convertible debt agreements are evaluated to determine whether the convertible debt instruments contain both liability and equity components, in which case the instrument is a compound financial instrument. Convertible debt agreements are also evaluated to determine whether they contain embedded derivatives, in which case the instrument is a hybrid financial instrument. Judgement is required to determine the classification of such financial instruments based on the terms and conditions of the convertible debt agreements, the currencies in which the debt instruments are denominated and the Company’s functional currency.

Estimation methods are used to determine the fair values of the liability and equity components of compound financial instruments and to determine the fair value of embedded derivatives included in hybrid financial instruments. The determination of the effective interest used for the host contracts of hybrid financial instruments and the liability components of compound financial instruments is dependent on the outcome of such estimations. Evaluating the reasonableness of these estimations and the assumptions and inputs used in the valuation methods requires a significant amount of judgement and is therefore subject to an inherent risk of error.

(f) Changes in accounting policies

The following Standards and Interpretations became effective for annual reporting periods beginning on or after January 1, 2020:

●	Interest Rate Benchmark Reform amendments to IFRS 9 and IFRS 7;
●	Covid-19-Related Rent Concessions Amendment to IFRS 16;
●	Amendments to References to the Conceptual Framework in IFRS Standards;
●	Amendments to IFRS 3 Definition of a business;
●	Amendments to IAS 1 and IAS 8 Definition of material.

None of these new Standards and Interpretations had a material impact on our financial statements.

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

Financial derivatives are valued at fair value. Upon first recognition, financial derivatives are recognized at fair value and then revalued as at balance sheet date. Changes in the fair value of derivatives are generally recognized in profit or loss. If the Company is involved with hybrid contracts, the Company applies the following with regard to the embedded derivatives in the hybrid contract. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and the following criteria are met:

●	the economic characteristics and risk of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
●	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivate; and
●	the hybrid contract is not measured at fair value with changes in fair value recognized in profit or loss.

If an embedded derivative is separated from the hybrid contract, the host contract is accounted for in accordance with the determined policies for such a contract. The embedded derivative is accounted for in accordance with the Company’s principles for the applicable derivatives.

(c) Foreign currencies

(i) Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences are generally recognized in profit or loss. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate prevailing at the date of the transaction.

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

(ii) Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is recognized in profit or loss. Right-of-use assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

● Buildings and leasehold improvements:	5-10	years;
● laboratory equipment:	5	years;
● other:	3-5	years.

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

Specifically:

●	debt instruments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured subsequently at amortized cost, and
●	all other debt investments and equity investments are measured subsequently at fair value through profit or loss (FVTPL).

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

(k) Cash and cash equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with original maturities of three months or less that are readily convertible to a known amount of cash and bear an insignificant risk of change in value.

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

Compound financial instruments

Compound financial instruments issued by the Company comprise convertible notes denominated in euro that can be converted to share capital at the option of the holder, when the number of shares to be issued is fixed and does not vary with changes in fair value.

The component parts of convertible loan notes issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share premium. Where the conversion option remains unexercised at the maturity date of the convertible loan note, the balance recognized in equity will be transferred to accumulated losses. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible loan notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the lives of the convertible loan notes using the effective interest method.

Interest related to the financial liability is recognized in profit or loss.

Financial liabilities at fair value through profit or loss

Financial liabilities held for trading are classified as at fair value through profit or loss (FVTPL). A financial liability is classified as held for trading if it is a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on changes in fair value recognized in profit or loss. The net gain or loss recognized is included in the ‘results related to financial liabilities measured at fair value through profit or loss’ line item in profit or loss.

Fair value is determined in the manner described in note 5.

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

(m) Leases

The Company has applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Therefore, comparative information for 2018 has not been restated and is presented applying IAS 17. The details of accounting policies under both IAS 17 and IFRS 16 are presented separately below.

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

Lease payments included in the measurement of the lease liability comprise:

●	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
●	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
●	The amount expected to be payable by the Company under residual value guarantees;
●	The exercise price of purchase options, if the Company is reasonably certain to exercise the options; and
●	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the consolidated statement of financial position. In the cash flow statement, repayments of the principal portion of the lease liability are included in financing activities. Payments relating to the interest component of the lease liability are included in operating activities. Short-term lease payments and payments for leases of low-value assets are included in operating activities.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

●	The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
●	The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
●	A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

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

4. New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2021 and have not been applied in preparing these consolidated financial statements. There are no standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions. The Company does not plan to adopt these standards early.

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

At December 31, 2020 there was a net asset in U.S. dollars of € 22,237,000 (2019: € 39,004,000. Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result, the foreign exchange results recognized in 2020 and 2019 are mainly caused by the cash balance denominated in U.S. dollars.

A reasonably possible weakening of the U.S. dollar by 10% against the functional currency of the Company at December 31, 2020 would have increased our net loss by € 2,224,000 (2019: € 3,900,000). A 10% strengthening of the U.S. dollar against the functional current of the Company would have an equal but opposite effect on our net loss. The analysis assumes that all other variables, in particular interest rates, remain constant.

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

Cash flow and fair value interest rate risk

The Company’s exposure to interest rate risks is limited due to the use of loans with fixed rates. The Company has several loans with fixed interest rates, totaling € 17,324,000 at December 31, 2020 (2019: € 13,052,000). Details on the interest rates and maturities of these loans are provided in Note 13.

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

At December 31, 2020 and December 31, 2019, substantially all of our cash and cash equivalents were held at three large institutions, Rabobank, ABN Amro and Wells Fargo. All institutions are highly rated (ratings of Aa3, A1 and A2 for Rabobank, ABN Amro and Wells Fargo respectively) with sufficient capital adequacy and liquidity metrics.

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

The table below analyzes ProQR’s undiscounted liabilities into relevant maturity groupings based on the remaining period at year-end until the contractual maturity date:

	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years

	(€ in thousands)
At December 31, 2020
Borrowings	2,391	6,674	13,808	—
Lease liabilities	2,079	2,079	6,235	11,432
Trade payables and other payables	7,067	—	—	—
Total	11,537	8,753	20,043	11,432

At December 31, 2019
Borrowings	343	10,054	4,790	322
Lease liabilities	513	—	—
Trade payables and other payables	10,142	—	—	—
Total	10,998	10,054	4,790	322

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

5.3 Fair value measurement

For financial instruments that are measured on the balance sheet at fair value, IFRS 13 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

●	quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);
●	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and
●	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

Fair value of financial liabilities that are measured at fair value on a recurring basis

Some of the Company’s financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial liabilities are determined (in particular, the valuation technique and inputs used).

Relationship and sensitivity of significant unobservable inputs to fair value

	Valuation technique	Significant unobservable
Financial liabilities	and key inputs	inputs

Warrants and conversion options

Black-Scholes model. The following variables were taken into consideration: current underlying price of the Company's shares, options strike price, expected life, historical volatility of ProQR share returns over a period equal to the expected life, risk-free rate: based on the US Treasury yield curve rates per the valuation date (interpolated) for the expected life.

		None	Not applicable

Warrants and conversion options are measured using valuation methods based on so-called Level 2 inputs. Level 2 inputs are inputs other than quoted prices that are observable for the liability, either directly or indirectly.

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

Share options granted to employees and consultants are measured at the fair value of the equity instruments granted. Fair value is determined through the use of an option-pricing model considering, among others, the following variables:

●	the exercise price of the option;
●	the expected life of the option;
●	the current value of the underlying shares;
●	the expected volatility of the share price;
●	the dividends expected on the shares; and
●	the risk-free interest rate for the life of the option.

6. Segment Information

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics. The management board is identified as the chief operating decision maker. The management board reviews the operating results regularly to make decisions about resources and to assess overall performance.

The Company has not generated any revenues since inception.

Substantially all non-current assets of the Company are located in the Netherlands. The amounts provided to the management board with respect to total assets and liabilities are measured in a manner consistent with that of the financial statements.

7. Property, plant and equipment (‘PP&E’)

	Buildings and
	leasehold	Laboratory
	improvements	equipment	Other	Total
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)
Balance at January 1, 2019
Cost	4,233	2,285	1,322	7,840
Accumulated depreciation	(1,098)	(1,488)	(1,031)	(3,617)
Carrying amount	3,135	797	291	4,223

Additions	141	694	—	835
Depreciation	(1,485)	(433)	(134)	(2,052)
Effect of lease modification (note 22)	(566)	—	—	(566)
Disposals	—	—	—	—
Movement for the period	(1,910)	261	(134)	(1,783)

Balance at December 31, 2019
Cost	3,808	2,979	1,322	8,109
Accumulated depreciation	(2,583)	(1,921)	(1,165)	(5,669)
Carrying amount	1,225	1,058	157	2,440

Balance at January 1, 2020
Cost	3,808	2,979	1,322	8,109
Accumulated depreciation	(2,583)	(1,921)	(1,165)	(5,669)
Carrying amount	1,225	1,058	157	2,440

Additions	244	655	25	924
Depreciation	(1,750)	(498)	(107)	(2,355)
Recognition of right-of-use asset	16,332	—	—	16,332
Effect of lease modification (note 22)	1,260	—	—	1,260
Disposals	—	—	—	—
Movement for the period	16,086	157	(82)	16,161

Balance at December 31, 2020
Cost	21,644	3,634	1,347	26,625
Accumulated depreciation	(4,333)	(2,419)	(1,272)	(8,024)
Carrying amount	17,311	1,215	75	18,601

The depreciation charge for 2020 is included in the research and development costs for an amount of € 1,789,000 (2019: €1,583,000) and in the general and administrative costs for an amount of € 566,000 (2019: € 469,000).

Buildings and leasehold improvements include a right-of-use asset relating to the lease of our Leiden office and laboratory space, with a carrying amount of € 16,775,000 at December 31, 2020 (2019: € 606,000).

8. Investments in associates

In May 2019, the Company acquired a non-controlling interest in Wings Therapeutics Inc. as part of the strategic spin out of the Dystrophic Epidermolysis Bullosa (DEB) activities. Wings Therapeutics Inc. was formed and financed by EB Research Partnership (EBRP), the largest global non-profit dedicating to treating and curing EB. Wings Therapeutics focuses on developing therapies for DEB and continues to conduct the ongoing clinical trial with QR-313 targeting exon 73 as well as progress other RNA molecules that are designed for other mutations that cause DEB.

Investment
in associate
(€ in thousands)
Balance at January 1, 2019

Gain on initial recognition of investment in associate	949
Share of loss from continuing operations	(520)

Balance at December 31, 2019	429

Share of loss from continuing operations	(322)

Balance at December 31, 2020	107

9. Social Security and Other Taxes

	December 31,	December 31,
	2020	2019

	(€ in thousands)
Value added tax	421	557
Wage tax	—	293
	421	850

All receivables are considered short-term and due within one year.

10. Prepayments and Other Receivables

	December 31,	December 31,
	2020	2019

	(€ in thousands)
Prepayments	3,383	1,526
Other receivables	379	340
	3,762	1,866

All receivables are considered short-term and due within one year.

11. Cash and Cash Equivalents

	December 31,	December 31,
	2020	2019

	(€ in thousands)
Cash at banks	75,838	111,950
Bank deposits	—	—
	75,838	111,950

The cash at banks is at full disposal of the Company.

12. Shareholders’ Equity

(a) Share capital

	Number of shares 2020	Number of shares 2019	Number of shares 2018
	Ordinary	Ordinary	Ordinary
Balance at January 1	53,975,838	43,149,987	36,425,014
Issued for cash	53,708	10,454,545	6,612,500
Issued for services	102,007	371,306	112,473
Exercise of share options	303,408	46,900	226,098
Treasury shares issued (transferred)	(303,408)	(46,900)	(226,098)
Balance at December 31	54,131,553	53,975,838	43,149,987

The authorized share capital of the Company amounting to € 7,200,000 consists of 90,000,000 ordinary shares and 90,000,000 preference shares with a par value of € 0.04 per share. At December 31, 2020, 54,131,553 ordinary shares were issued and fully paid, of which 3,926,743 were held by the Company as treasury shares (2019: 4,230,151).

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

In March 2020, the Company terminated its sales agreement with H.C. Wainwright & Co and entered into a sales agreement, which permitted the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold in one or more at-the-market offerings with Citigroup Global Markets, Inc. and Cantor Fitzgerald & Co. In 2020, no shares were issued pursuant to this ATM facility.

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

(d) Share options

The Company operates an equity-settled share-based compensation plan which was introduced in 2013. Options may be granted to employees, members of the Supervisory Board, members of the Management Board and consultants. The compensation expenses included in operating costs for this plan were € 7,838,000 in 2020 (2019: € 5,948,000), of which € 4,423,000 (2019: € 3,323,000) was recorded in general and administrative costs and € 3,415,000 (2019: € 2,625,000) was recorded in research and development costs based on employee allocation.

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

The fair value of the options is estimated at the date of grant using the Black-Scholes option-pricing model, with on average the following assumptions:

	Options granted		Options granted		Options granted
	in 2020		in 2019		in 2018
Risk-free interest rate	1.432%		2.430%		2.223%
Expected dividend yield	—%		—%		—%
Expected volatility	78.7%		80.2%		80.9%
Expected life in years	5	years	5	years	5	years

The resulting weighted average grant date fair value of the options amounted to € 5.01 in 2020 (2019: € 7.71). The stock options granted have a 10-year life following the grant date and are assumed to be exercised five years from date of grant for all awards.

Movements in the number of options outstanding and their related weighted average exercise prices are as follows:

	2020		2019		2018
	Number of	Average	Number of	Average	Number of	Average
	options	exercise price	options	exercise price	options	exercise price
Balance at January 1	5,575,454	€5.80	4,511,512	€4.24	3,331,875	€4.78
Granted	1,851,056	€7.88	1,237,506	€11.77	1,570,366	€3.11
Forfeited	(85,584)	€7.14	(119,338)	€9.35	(142,467)	€4.29
Exercised	(303,408)	€2.34	(46,900)	€4.18	(226,098)	€4.02
Expired	(16,283)	€8.26	(7,326)	€8.76	(22,164)	€6.42
Balance at December 31	7,021,235	€6.47	5,575,454	€5.80	4,511,512	€4.24
Exercisable at December 31	3,401,449		2,521,477		1,683,731

The options outstanding at December 31, 2020 had an exercise price in the range of € 1.11 to € 20.34 (2019: € 1.11 to € 20.34) and a weighted-average contractual life of 7.0 years (2019: 7.2 years).

The weighted-average share price at the date of exercise for share options exercised in 2020 was € 7.11 (2019: € 12.47).

Please refer to note 24 for the options granted to key management personnel.

13. Borrowings

	December 31,	December 31,
	2020	2019

	(€ in thousands)
Innovation credit	2,770	7,191
Accrued interest on innovation credit	307	3,124
Convertible loans	13,812	2,473
Accrued interest on convertible loans	435	264
Total borrowings	17,324	13,052
Current portion	(1,135)	(343)
Total non-current borrowings	16,189	12,709

Innovation credit (“Innovatiekrediet”)

On June 1, 2012, ProQR was awarded an Innovation credit by the Dutch government, through its agency RVO of the Ministry of Economic Affairs, for the Company’s cystic fibrosis program. Amounts were drawn under this facility in the course of the years 2013 through 2017. The credit covers 35% of the costs incurred in respect of the program up to € 5,000,000. The credit was interest-bearing at a rate of 10% per annum. In June 2020, ProQR received a final waiver of the full amount of the Innovation credit, including accumulated interest. Consequently, the carrying amount of € 8,423,000, including accumulated interest, was recognized in other income (under grant income) in 2020.

On December 10, 2018 ProQR was awarded an Innovation credit for the sepofarsen program. Amounts will be drawn under this facility from 2018 through 2022. The credit of € 4,755,000 will be used to conduct the Phase 2/3 clinical study and efforts to obtain regulatory and ethical market approval (NDA/MAA) of sepofarsen for LCA10, of which € 2,770,000 had been received at December 31, 2020. The credit, including accrued interest of 10% per annum, is repayable depending on obtaining market approval.

The assets which are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

Convertible loans

In July 2020, the Company entered into a convertible debt financing agreement with Pontifax Medison Debt Financing. Under the agreement, the Company will have access to up to $ 30 million in convertible debt financing in three tranches of $ 10 million each that will mature over a 54-month period and have an interest-only period of 24 months. One tranche of $ 10 million had been drawn down as at December 31, 2020. A second close of the convertible debt financing agreement was completed in August 2020 with Kreos Capital. Under the second agreement, the Company will have access to up to € 15 million in convertible debt financing in three tranches of € 5 million each that will mature over a 54-month period and have an interest-only period of 24 months. One tranche of € 5 million had been drawn down as at December 31, 2020.

Pontifax and/or Kreos may elect to convert the outstanding loans into ProQR ordinary shares at any time prior to repayment at a fixed conversion price of $7.88 per share. ProQR also has the ability to convert the loans into its ordinary shares, at the same conversion price, if the Company’s stock price reaches a pre-determined threshold. In connection with the loan agreement, the Company issued to Pontifax and Kreos warrants to purchase up to an aggregate of 302,676 shares of its common stock at a fixed exercise price of $7.88.

Pontifax’ conversion option and warrants are accounted for as embedded derivatives and are recognized separately from the host contract as financial liabilities at fair value through profit or loss. The host contract is recognized at amortized cost.

The Kreos loan is accounted for as a compound financial instrument. The liability component is recognized at amortized cost. The equity component is initially recognized at fair value as option premium on convertible loan and will not be subsequently remeasured. Kreos’ warrants are accounted for as embedded derivatives and are recognized as financial liabilities at fair value through profit or loss.

As security for the Pontifax and Kreos convertible loans, the Company has pledged the following items, with their respective carrying amounts as at December 31, 2020: cash at banks with a carrying amount of € 75,838,000, other receivables with a carrying amount of € 379,000, investments in associates with a carrying amount of € 107,000, leasehold improvements with a carrying amount of € 536,000 and equipment with a carrying amount of € 1,215,000.

Convertible loans were issued to Amylon Therapeutics B.V. in 2018 and 2019 and are interest-bearing at an average rate of 8% per annum. They are convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 – 36 months in equal quarterly terms.

In March 2018, the Company entered into a convertible loan, pursuant to which we borrowed an aggregate of € 260,000 from the lender. The loan bore interest at a rate of 3% per annum. The outstanding principal and interest under the loan were converted into ordinary shares in May 2020.

14. Current Liabilities

	December 31,	December 31,
	2020	2019

	(€ in thousands)
Borrowings	1,135	343
Lease liabilities	1,260	508
Derivative financial instruments	839	—
Trade payables	221	445
Current income tax liability	—	64
Social securities and other taxes	22	108
Pension premiums	6	2
Deferred income	700	711
Accrued expenses and other liabilities	6,118	8,812
	10,301	10,993

At December 31, 2020, current liabilities included derivative financial instruments consisting of conversion options and warrants issued in connection with our convertible loans, which are described in Note 13.

At December 31, 2020 and 2019, current liabilities included deferred income resulting from funds received for our research and innovation programs. Accrued expenses and other liabilities consisted principally of accruals for services provided by vendors not yet billed, payroll-related accruals and other miscellaneous liabilities.

15. Other income

	2020	2019	2018

	(€ in thousands)
Grant income	9,307	1,778	5,378
Rental income from property subleases	—	—	174
Other income	145	155	209
	9,452	1,933	5,761

In June 2020, ProQR received a final waiver of the full amount of the Innovation credit for the Company’s cystic fibrosis program. Consequently, the carrying amount of € 8,423,000, including accumulated interest, was recognized in grant income in 2020.

On February 9, 2018, the Company entered into a partnership agreement with Foundation Fighting Blindness (FFB), under which FFB has agreed to provide funding of $ 7,500,000 for the preclinical and clinical development of QR-421a for Usher syndrome type 2A targeting mutations in exon 13. FFB grant income amounted to € 624,000 in 2020 compared to € 1,312,000 in 2019.

On June 5, 2018, the Company entered into a partnership agreement with EB Research Partnership (EBRP) and EB Medical Research Foundation (EBMRF) under which EBRP and EBMRF have agreed to provide funding of $ 5,000,000 for the clinical development of QR-313 for Dystrophic Epidermolysis Bullosa targeting mutations in exon 73. The EBRP/EBMRF grant agreement was terminated on March 26, 2019 as part of the strategic spin out of the Dystrophic Epidermolysis Bullosa (DEB) activities into a newly formed company, Wings Therapeutics. As such, no grant income was recognized in 2020 and 2019 related to this grant. In 2018, € 1,301,000 had been recognized as other income.

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

16. Research and Development Costs

Research and development costs amounted to € 38,135,000 in 2020 (2019: € 46,491,000, 2018: € 29,514,000) and comprise allocated employee costs, the costs of materials and laboratory consumables, the costs of external studies including, amongst others, clinical studies and toxicology studies and external research, license- and IP-costs and allocated other costs.

17. Employee Benefits

	2020	2019	2018

	(€ in thousands)
Wages and salaries	13,251	13,187	11,558
Social security costs	1,710	1,433	1,346
Pension costs — defined contribution plans	1,037	910	868
Equity-settled share based payments	7,838	5,948	3,224
	23,836	21,478	16,996
Average number of employees for the period	156.3	139.8	127.7

Employees per activity at December 31 (converted to FTE):

	December 31, 2020	December 31, 2019	December 31, 2018
Research and Development	113.8	118.3	89.2
General and Administrative	36.6	36.1	29.6
Total number of employees at December 31 (converted to FTE)	150.4	154.4	118.8

Of all employees 135.3 FTE are employed in the Netherlands (2019: 143.1 FTE).

Included in the wages and salaries for 2020 is a credit of € 1,379,000 (2019: € 714,000, 2018: € 1,294,000) with respect to WBSO subsidies.

18. Financial Income and Expense

	2020	2019	2018

	(€ in thousands)
Interest income:
Current accounts and deposits	313	763	189
Interest costs:
Current accounts and deposits	(129)	—	—
Loans and borrowings	(1,911)	(1,083)	(810)
Foreign exchange result:
Net foreign exchange benefit/(loss)	(1,989)	722	(171)
	(3,716)	402	(792)

19. Results related to financial liabilities measured at fair value through profit or loss

In 2020, results related to financial liabilities measured at fair value through profit or loss represent changes in the fair value of derivative financial instruments since their initial recognition. These derivative financial instruments consist of conversion options and warrants issued in connection with our convertible loans, which are described in Note 13.

At

20. Income Taxes

The calculation of the tax charge is as follows:

	2020	2019	2018

	(€ in thousands)
Income tax based on domestic rate	11,542	14,261	9,106
Tax effect of:
Different tax rates in foreign jurisdictions	16	17	—
Non-deductible expenses	(2,742)	(1,501)	(818)
Share- and loan-issue expenditures that are taxable	174	843	1,448
Change in unrecognized deductible temporary differences	(44)	(7)	(25)
Current year losses for which no deferred tax asset was recognized	(9,029)	(13,703)	(9,712)
True-up for prior year	(41)	(42)	—
Income tax charge	(124)	(132)	(1)
Effective tax rate	—%	—%	—%

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

As per December 31, 2020, the Company has a total amount of € 254.2 million (2019: € 218.1 million, 2018: € 162.6 million) tax loss carry-forwards available for offset against future taxable profits. According to current tax regulations, an amount of € 0.5 million of our total loss carry-forwards will expire in 2021. On October 5, 2020, the Dutch State Secretary for Finance submitted an amendment to the Tax Plan 2021 to the House of Representatives, which provides for changes in the loss offset rules. Effective from January 1, 2022, losses may be carried forward indefinitely. However, the offset of losses will be limited in a given year against the first € 1 million of taxable profit. For taxable profit in excess of this amount, losses may only be offset up to 50% of this excess.

21. Earnings Per Share

(a) Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the result attributable to owners of the Company by the weighted average number of shares outstanding during the year.

	2020	2019	2018
Result attributable to owners of the Company (€ in thousands)	(46,565)	(56,480)	(36,894)
Weighted average number of shares outstanding	50,060,565	41,037,244	34,052,520
Basic (and diluted) earnings per share (€ per share)	€(0.93)	€(1.38)	€(1.08)

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

22. Leases

The Company leases office and laboratory facilities of 4,795 square meters at Zernikedreef in Leiden, the Netherlands, where our headquarters and our laboratories are located. The current lease agreement for these facilities terminates on June 30, 2031 and may be renewed for subsequent 5-year terms. The lease agreement contains no significant dismantling requirements.

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

A new 10-year lease agreement for the Leiden office and laboratory facilities was accounted for as of commencement date July 1, 2020. This 10-year period was extended by 1 year to an 11-year period in December 2020. The lease contract may be extended for subsequent 5-year periods. As the Company is not reasonably certain to exercise these extension options, these are not included in the lease term.

The lease liability and the corresponding right-of-use asset for this new lease contract, initially recognized on July 1, 2020, amounted to €16,203,000 and € 16,332,000, respectively. The original 10-year period was extended by 1 year to an 11-year period in December 2020. This modification resulted in an increase in the carrying amounts of the lease liability and the right-of-use asset of € 1,260.

The following table summarizes the relevant disclosures in relation to our leases in 2020 and 2019:

	2020	2019
	(€ in thousands)	(€ in thousands)
Depreciation charge for right-of-use asset	1,422	1,187
Interest expense on lease liability	409	48
Expense relating to short-term leases	141	189
Total cash outflow for leases	1,014	1,310
Additions to right-of-use assets during the period	17,591	—

The carrying amount of the right-of-use asset at the end of the reporting period is disclosed in note 7 Property, Plant & Equipment.

A maturity analysis of our lease liability is included in note 5 Financial Risk Management under (c) Liquidity risk. The total undiscounted commitment for the new lease agreement to which the Company had committed at December 31, 2020 amounts to € 21,825,000. This amount does not include potential commitments that may arise from contractual extension options, as the Company is not reasonably certain that any extension options will be exercised.

The lease expenditure charged to the income statement in 2018 amounted to € 1,813,000.

The Company leased out a part of its office in the U.S. and the Netherlands during early 2018. In 2020 and 2019, total sublease income amounted to € nil (2018: € 174,000). In 2018, sublease income was recorded in other income.

23. Commitments and Contingencies

(a) Claims

There are no claims known to management related to the activities of the Company.

(b) Patent license agreements

On October 26, 2018, the Company and Ionis Pharmaceuticals, Inc. entered into a License Agreement, pursuant to which Ionis granted an exclusive, worldwide, royalty-bearing license to us to develop and commercialize certain pharmaceutical products, including the product designated by Ionis as IONIS-RHO-2.5Rx, which has been re-designated by us as QR-1123, for the prevention or treatment of retinitis pigmentosa in humans, including patient screening. Ionis also granted to the Company certain sub-license rights. Under the License Agreement, we are required to make an upfront payment of an aggregate of up to $ 6.0 million in installments, and certain payments up to an aggregate of $ 20.0 million upon the satisfaction of certain development and sales milestones. In addition, Ionis is entitled to royalty payments in the low double digits of aggregate annual net sales, subject to minimum sales in certain circumstances, and subject to reduced rates in certain circumstances. The royalty term lasts on a product-by-product and country-by-country basis, until the later of the expiration of the patent rights licensed to us and the expiration of regulatory-based exclusivity for such product in such country. The License Agreement may also be terminated by either party based upon certain uncured material breach by, or insolvency of, the other party, or by us at any time with advanced notice. In connection with the upfront payments and development milestone payments, we also simultaneously entered into a Stock Purchase Agreement with Ionis, pursuant to which we agreed to issue an aggregate of $ 2.5 million of ordinary shares to satisfy the first installment upfront payment, and the remaining installment of the upfront payment in ordinary shares determined upon the due date of such installment. In addition, the Stock Purchase Agreement provides for the ability for us, at our discretion, to pay the development milestone payments in ordinary shares when such payments are due. We may not issue ordinary shares to Ionis to the extent that such issuance would result in Ionis owning in excess of 18.5% of our issued and outstanding shares, nor may we issue ordinary shares if such issuance, together with previous issuances under the Stock Purchase Agreement, would exceed 19.9% of our outstanding ordinary shares as of the date of the execution of the Stock Purchase Agreement. Under these circumstances, we are required to pay the remainder of the upfront and/or development milestone payments in cash. In addition, in connection with the Stock Purchase Agreement, we also entered into an Investor Agreement with Ionis, pursuant to which we agreed to register for resale the ordinary shares issued by us under the Stock Purchase Agreement, under the circumstances described in the Investor Agreement. The Investor Agreement also contains customary covenants related to our registration of such shares, preparation of filings in connection therewith and indemnification of Ionis. The Investor Agreement also contains lockup provisions prohibiting the disposition of our ordinary shares issued under the Stock Purchase Agreement for a period of 12 months from the applicable issuance date, as well as voting provisions requiring Ionis to vote its ordinary shares in accordance with the recommendations of our board of directors, in each case subject to certain exceptions.

In April 2014 the Company entered into a Patent License Agreement with Radboud University Medical Center (Radboud) in the field of antisense oligonucleotide-based therapy for Leber congenital amaurosis (LCA). Under the terms of this license agreement, the Company has an exclusive, sublicensable, world-wide royalty-bearing license under certain Radboud patent rights to develop, make, have made, use, sell, offer for sale and import certain licensed products of Radboud for use in all prophylactic and therapeutic uses in the field of LCA. Pursuant to the terms of the license agreement, the Company is obligated to pay Radboud net-sales-related royalties which shall be determined on a product-by-product and country-by-country basis. If the Company is required to pay any third party royalties, it may deduct that amount from that which is owed to Radboud. Radboud shall provide human resources, materials, facilities and equipment that are necessary for preclinical and clinical trials and if the Company does not purchase such trial facilities from Radboud, it is required to pay an increased net-sales-related royalty. In the Company’s sole discretion, it may elect to convert the obligation to pay net-sales-related royalties into one of the two lump-sum royalty options contained in the license agreement, the amount of which depends on whether the Company elects to convert prior to or after regulatory approval has been filed. The license agreement will remain in effect until the date on which all of the relevant patent applications and all granted patents ensuing from such applications have expired or is terminated earlier in accordance with the agreement. Either party may terminate the agreement if the other party is in default of a material obligation under the agreement which has not been cured within 30 days of notice of such default. Either party may also terminate the agreement if the other party declares bankruptcy, dissolves, liquidates or is subject to other analogous proceedings. Radboud may also terminate the license agreement if the Company does not pay any amount owed under the agreement and such payment remains overdue for at least 30 days after receiving notice from Radboud of the amount due.

In June 2015, the Company entered into another license agreement with Radboud. Under the terms of this license agreement, the Company has an exclusive, sublicensable, world-wide royalty-bearing license under certain Radboud patent rights to develop, make, have made, use, sell, offer for sale and import certain licensed products of Radboud for use in all prophylactic and therapeutic uses in the field of Usher syndrome. Pursuant to the terms of the license agreement, the Company is obligated to pay Radboud net-sales-related royalties which shall be determined on a product-by-product and country-by-country basis. If the Company is required to pay any third party royalties, it may deduct that amount from that which is owed to Radboud. Radboud shall provide human resources, materials, facilities and equipment that are necessary for preclinical and clinical trials and if the Company does not purchase such trial facilities from Radboud, it is required to pay an increased net-sales-related royalty. In the Company’s sole discretion, it may elect to convert the obligation to pay net-sales-related royalties into one of the two lump-sum royalty options contained in the license agreement, the amount of which depends on whether it elects to convert prior to or after regulatory approval has been filed. The license agreement will remain in effect until the date on which all of the relevant patent applications and all granted patents ensuing from such applications have expired or is terminated earlier in accordance with the agreement. Either party may terminate the agreement if the other party is in default of a material obligation under the agreement which has not been cured within 30 days of notice of such default. Either party may also terminate the agreement if the other party declares bankruptcy, dissolves, liquidates or is subject to other analogous proceedings. Radboud may also terminate the license agreement if the Company does not pay any amount owed under the agreement and such payment remains overdue for at least 30 days after receiving notice from Radboud of the amount due.

In January 2018, the Company entered into a license agreement with Inserm Transfert SA and Assistance-Publique-Hôpiteaux de Paris. Under the terms of the agreement, the Company has a world-wide, exclusive, royalty-bearing license under patent rights belonging to Inserm Transfert SA and other co-owners to develop, have developed, make, have made, use, have used and sell, have sold or otherwise distribute certain licensed products related to antisense oligonucleotides for treating LCA and method of treatment claims relating to modulation of the splicing of the CEP290 gene product. The Company has the right to grant sublicenses to third parties subject to certain limitations such as the sublicensee’s activities not conflicting with the public order or ethical obligations of Inserm Transfert SA or any co-owner and not tarnishing the image of Inserm Transfert SA or any co-owner. In January 2020, the license agreement with Inserm Transfert SA and Assistance-Publique-Hôpiteaux de Paris was amended so as to include a world-wide, non-exclusive, royalty-bearing license under patent rights belonging to Inserm Transfert SA and other co-owners to develop, have developed, make, have made, use, have used and sell, have sold or otherwise distribute certain licensed products for us in a method for antisense oligonucleotide-mediated exon skipping in the retina. In partial consideration of the rights and licenses granted by the license agreement, the Company is required to pay a lumpsum payment and an annual license maintenance fee, as well as to make payments upon the completion of certain milestones: completion of a clinical trial more advanced than First in Man, such as a phase IIb; and the first marketing authorization or any foreign equivalent for a first product. In further consideration of the rights and license granted under the agreement, the Company shall pay to Inserm Transfert SA a running royalty on net sales of products sold by us or our sublicensee. Unless terminated earlier pursuant to termination provisions of Agreement, the license agreement will remain in effect on a country-by-country basis, until the later to occur of the following events (i) the invalidation or expiration of the last to expire or to be invalidated patent rights which covers the manufacture, use or sale of the product in said country or until the expiration of the exclusive commercialization right granted by a regulatory agency to a product as an orphan drug or (ii) five years after the first commercial sale of a product in the country in which the product is sold. The agreement may be terminated by either party in the event of an uncured breach by the other party. Inserm Transfert SA may terminate the agreement if we become the subject of voluntary or involuntary winding-up proceedings or judicial recovery, if the Company or its sublicensees interrupt development activities for at least one year, if the Company or its sublicensees interrupt commercialization for more than twelve months after the first commercialization in a country, if the Company does not commercialize a product within two years following our obtaining of marketing approval in a country, or if the Company or our sublicensees do not put a product into commercial use and do not keep products reasonably available to the public within twelve years of the effective date of the agreement.

In January 2016, the Company entered into an agreement with Leiden University Medical Center (LUMC) which gives us a world-wide, exclusive, royalty-bearing license in the field of amyloid beta related diseases, notably Alzheimer’s disease and HCHWA-D, under certain patent rights of LUMC regarding antisense oligonucleotide based therapies. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to its CNS program. On September 12, 2017, this program was transferred to Amylon Therapeutics B.V., in which the Company maintains a majority ownership interest.

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

In February 2019, the Company entered into an agreement with the University of Rochester, New York, which gives us a world-wide, exclusive, royalty-bearing, sublicensable license in the field of antisense oligonucleotides for use in nucleotide specific RNA editing through pseudouridylation, under certain patent rights of University of Rochester. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to the Axiomer/pseudouridylation program.

In September 2020, the Company entered into an agreement with Vico Therapeutics B.V., which gives us a world-wide, exclusive, royalty-bearing, sublicensable license in the field of the prophylactic and therapeutic use of antisense oligonucleotide for the treatment of Fuch’s Endothelial Corneal Dystrophy (FECD) caused by a trinucleotide repeat, under certain patent rights of Vico Therapeutics B.V. In partial consideration of the rights and licenses granted by the license agreement, the Company is required to make annual maintenance payments. Unless terminated earlier in accordance with this the license agreement, the agreement will stay in effect until the expiration of all of the licensed patent rights. The license agreement may be terminated by either party in the event of an uncured breach by the breaching party. Vico Therapeutics B.V. may terminate the license agreement if the Company applies for an order or an order is made declaring the Company bankrupt or granting the Company suspension of payments, or a liquidator is appointed for the Company, or the Company is dissolved, liquidated, or ceases to carry on all or a substantial part of its business or a decision is taken to that effect, or in the event uncured payment defaults.

(c) Clinical support agreements

On February 9, 2018, the Company entered into an agreement with Foundation Fighting Blindness (FFB), under which FFB will provide funding of $ 7.5 million (€ 6.1 million) to advance QR-421a into the clinic and will receive future milestone payments.

Pursuant to the terms of the agreement, the Company is obligated to make a one-time milestone payment to FFB of up to $ 37.5 million (€ 30.6 million), payable in four equal annual installments following the first commercial sale of QR-421a, the first of which is due within 60 days following the first commercial sale. The Company is also obligated to make a payment to FFB of up to $ 15 million (€ 12.2 million) if it transfers, sells or licenses QR-421a other than for certain clinical or development purposes, or if the Company enters into a change of control transaction. However, the payment in the previous sentence may be set-off against the $ 37.5 million milestone payment. Either FFB or the Company may terminate the agreement for cause, which includes the Company’s material failure to achieve certain commercialization and development milestones. The Company’s payment obligations survive the termination of the agreement.

In August 2014, the Company entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc. (CFFT), a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide the Company with up to $ 3 million (€ 2.4 million) to support the clinical development of eluforsen.

Pursuant to the terms of the agreement, the Company is obligated to make a one-time milestone payment to CFFT of up to approximately $ 16 million (€ 13 million), payable in three equal annual installments following the first commercial sale of eluforsen, the first of which is due within 90 days following the first commercial sale. The Company is also obligated to make a one-time milestone payment to CFFT of up to $ 3 million (€ 2.4 million) if net sales of eluforsen exceed $ 500 million (€ 407 million) in a calendar year. Lastly, the Company is obligated to make a payment to CFFT of up to approximately $ 6 million (€ 5 million) if it transfers, sells or licenses eluforsen other than for certain clinical or development purposes, or if the Company enters into a change of control transaction prior to commercialization. However, the payment in the previous sentence may be set-off against the $ 16 million milestone payment. Either CFFT or the Company may terminate the agreement for cause, which includes the Company’s material failure to achieve certain commercialization and development milestones. The Company’s payment obligations survive the termination of the agreement.

(d) Research and development commitments

The Company has research and development commitments, mainly with CRO’s, amounting to € 12,003,000 at December 31, 2020 (2019: € 19,472,000). Of these obligations an amount of € 6,491,000 is due in 2021, the remainder is due in 1 to 5 years.

24. Related-Party Transactions

Details of transactions between the Company and related parties are disclosed below.

(a) Compensation of the Supervisory Board

The remuneration of the supervisory board members in 2020 is set out in the table below:

	2020
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. Dinko Valerio	—	—	123	123
Mr. Antoine Papiernik	—	—	—	—
Ms. Alison Lawton	34	—	123	157
Mr. James Shannon	45	—	125	170
Mr. Bart Filius	41	—	104	145
Ms. Theresa Heggie	36	—	99	135
	156	—	574	730

In 2020, Mr. Valerio and Mr. Papiernik waived their short-term benefits in support to the Company during the COVID-19 pandemic.

The remuneration of the supervisory board members in 2019 is set out in the table below:

	2019
	Short term	Post employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. Dinko Valerio	74	—	106	180
Mr. Antoine Papiernik	104	—	—	104
Ms. Alison Lawton	41	—	107	148
Mr. Paul Baart	144	—	—	144
Mr. James Shannon	48	—	109	157
Mr. Bart Filius	30	—	26	56
Ms. Theresa Heggie	19	—	18	37
	460	—	366	826

The 2018 remuneration is set out in the table below:

	2018
	Short term	Post employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. Dinko Valerio	36	—	69	105
Mr. Antoine Papiernik	72	—	—	72
Ms. Alison Lawton	31	—	75	106
Mr. Paul Baart	80	—	—	80
Mr. James Shannon	33	—	73	106
	252	—	217	469

As at December 31, 2020:

●	Mr. Dinko Valerio holds 693,420 ordinary shares in the Company, as well as 155,458 options. These options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant. In 2020, Mr. Valerio was granted 24,615 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 8.82 per option. In 2019, Mr. Valerio was granted 14,918 options at an average exercise price of € 13.78 per option. In 2018, Mr. Valerio was granted 27,500 options at an average exercise price of € 2.74 per option. On September 12, 2017, Mr. Valerio provided a convertible loan to Amylon Therapeutics B.V. This loan is interest-bearing at an average rate of 8% per annum and is convertible into a variable number of ordinary shares at the option of the holder or the Company in case financing criteria are met. The unconverted loan became payable on demand after 24 months in equal quarterly terms.
●	Mr. Antoine Papiernik does not hold any shares or options in the Company. As a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, holder of 2,764,194 ordinary shares, Mr. Papiernik may be deemed to have share voting and investment power with respect to such shares.
●	Ms. Alison Lawton holds 136,006 options. In 2020, Ms. Lawton was granted 24,615 options under the Option Plan to acquire depositary receipts issued for ordinary shares at with an exercise price of € 8.82 per option. In 2019, Ms. Lawton was granted 14,918 options with an average exercise price of € 13.78 per option. In 2018, Ms. Lawton was granted 27,500 options with an average exercise price of € 2.74 per option. Under these option grants, options vest in four equal annual tranches of 25%, commencing at the first anniversary of the date of grant.
●	Mr. James Shannon holds 61,538 ordinary shares in the Company and 132,266 options. In 2020, Mr. Shannon was granted 24,615 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 8.82 per option. In 2019, Mr. Shannon was granted 14,918 options at an exercise price of € 13.78 per option. In 2018, Mr. Shannon was granted 27,500 options at an exercise price of € 2.74 per option. Under these option grants, options vest in four equal annual tranches of 25%, commencing at the first anniversary of the date of grant.
●	Mr. Bart Filius holds 37,370 options. These options vest in four equal annual tranches of 25%, commencing at first anniversary of the date of grant. In 2020, Mr. Filius was granted 24,615 options under the Option Plan to acquire depositary receipts issued for ordinary shares at with an exercise price of € 8.82 per option. In 2019, Mr. Filius was granted 12,755 options at an exercise price of € 10.47 per option.
●	Ms. Theresa Heggie holds 37,949 options. These options vest in four equal annual tranches of 25%, commencing at the first anniversary of the date of grant. In 2020, Ms. Heggie was granted 24,615 options under the Option Plan to acquire depositary receipts issued for ordinary shares at with an exercise price of € 8.82 per option. In 2019, Ms. Heggie was granted 13,334 options at an exercise price of € 8.00 per option.

(b) Compensation of key management

Our management board is supported by our officers, or senior management. The total remuneration of the management board and senior management in 2020 amounted to € 7,693,000 with the details set out in the table below:

	2020
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total

	(€ in thousands)
Mr. D.A. de Boer[1]	689	10	1,925	2,624
Management Board	689	10	1,925	2,624
Senior Management	1,620	55	3,394	5,069
	2,309	65	5,319	7,693

1	Short term employee benefits includes a bonus for Mr. Daniel de Boer, of € 240,000 based on goals realized in 2020.

The total remuneration of the management board and senior management in 2019 amounted to € 6,117,000 with the details set out in the table below:

	2019
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total

	(€ in thousands)
Mr. D.A. de Boer[1]	722	10	1,533	2,265
Management Board	722	10	1,533	2,265
Senior Management	1,545	48	2,259	3,852
	2,267	58	3,792	6,117

1	Short term employee benefits includes a bonus for Mr. Daniel de Boer of € 273,000 based on goals realized in 2019.

The total remuneration of the management board and senior management in 2018 amounted to € 5,481,000 with the details set out in the table below:

	2018
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total

	(€ in thousands)
Mr. D.A. de Boer[1]	726	9	668	1,403
Mr. R.K. Beukema[2]	809	16	464	1,289
Management Board	1,535	25	1,132	2,692
Senior Management	1,726	64	999	2,789
	3,261	89	2,131	5,481

1	Short term employee benefits includes a bonus for Mr. Daniel de Boer of € 281,000 based on goals realized in 2018.
2	Short term employee benefits includes a bonus for Mr. René Beukema of € 134,000 based on goals realized in 2018.

As at December 31, 2020:

●	Mr. Daniel de Boer holds 705,309 ordinary shares in the Company as well as 1,477,376 options. In 2020, Mr. de Boer was awarded 395,561 options to acquire ordinary shares at an exercise price of € 8.82 per option. In 2019, Mr. de Boer was awarded 253,192 options at an exercise price of € 13.78 per option. In 2018, Mr. de Boer was awarded 379,285 options at an exercise price of € 2.74 per option. These options vest over four years in equal annual installments and had a remaining weighted-average contractual life of 7.2 years as at December 31, 2020.

ProQR does not grant any loans, advance payments and guarantees to members of the Management and Supervisory Board.

25. Auditor fees

The fees for services provided by our external auditor, Deloitte Accountants B.V., are specified below for each of the financial years indicated:

	2020	2019	2018

	(€ in thousands)
Audit fees	487	515	181
Audit-related fees	24	57	261
Tax fees	—	—	—
All other fees	—	—	—
	511	572	442

Audit fees consist of aggregate fees for professional services provided in connection with the annual audit of our financial statements, procedures on our quarterly financial statements, consultations on accounting matters directly related to the audit. Audit-related fees consist of procedures relating to share offerings, such as comfort letters, as well as consents and review of documents filed with the SEC.

26. Subsequent events

In January 2021, the Company issued 585,398 ordinary shares under our sales agreement for at-the-market offerings with Citigroup Global Markets Inc. and Cantor Fitzgerald & Co. The gross proceeds from this sale amounted to € 2,767,000.

In January 2021, Wings Therapeutics Inc. merged into Phoenicis Therapeutics Inc. by means of a non-cash transaction. ProQR holds a 3.9% interest in Phoenicis Therapeutics Inc.