Form 20-F
period 2021-12-31
ProQR Therapeutics N.V.
filed 2022-04-29
CIK 1612940

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value € 0.04 per share	PRQR	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value € 0.04 per share: 71,290,805

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

◻ Large accelerated filer	⌧ Accelerated filer	◻ Non-accelerated filer	☐ Emerging growth company

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☒

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

☐ Yes   ⌧ No

Summary of the Material and Other Risks Associated with Our Business

Our business is subject to numerous material risks and uncertainties that you should be aware of in evaluating our business, including those described in Part I, Item 3.D: “Risk Factors” in this Annual Report on Form 20-F, or this Annual Report. These risks include, but are not limited to, the following:

●	We are a clinical stage biopharmaceutical company with a history of losses. We expect to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability, which could result in a decline in the market value of our ordinary shares.
●	We will require additional capital to fund our operations and if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates.
●	We have a limited operating history, which may make it difficult to evaluate the success of our business to date and to assess our future viability.
●	We depend on the success of our product candidates, some of which are in early phases of development. We cannot be certain that we will be able to successfully complete the clinical development of, obtain regulatory approval for, or successfully commercialize our product candidates.
●	The regulatory approval processes of the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA) and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
●	Failures or delays in the commencement or completion of our preclinical studies or ongoing or planned clinical trials of our product candidates could result in increased costs to us and could delay, prevent or limit our ability to generate revenue and continue our business.
●	Positive results from early clinical trials and preclinical testing of our product candidates are not necessarily predictive of the results of later clinical trials for our product candidates. If we cannot achieve positive results in our clinical trials for our product candidates, we may be unable to successfully develop, obtain regulatory approval for and commercialize them.
●	If we are not able to obtain and maintain orphan product exclusivity for sepofarsen or ultevursen, or obtain such status for other/future product candidates for which we seek this status, or if our competitors are able to obtain orphan product exclusivity before we do, we may not be able to obtain approval for our competing products for a significant period of time.
●	Our development and commercialization strategy for our product candidates relies in part upon certain patent rights that we license from third parties, and termination of such license could have a materially adverse effect on our business, financial condition, results of operations and prospects.
●	We rely on third-party manufacturers and suppliers and we intend to rely on third parties to produce preclinical, clinical and commercial supplies of our product candidates.
●	We license patent rights from third-party owners or licensees and if we fail to comply with our obligations in our intellectual property licenses, we could lose rights that are fundamental to our business.
●	Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
●	We or our licensors or any current or future collaborators or strategic partners may become subject to third party claims or litigation alleging infringement of patents or other proprietary rights or seeking to invalidate patents or other proprietary rights, and we may need to resort to litigation to protect or enforce our patents or other proprietary rights, all of which could be costly, time consuming, delay or prevent the development and commercialization of our product candidates, or put our patents and other proprietary rights at risk.

●	Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.
●	We face competition from entities that have developed or may develop product candidates for our target indications. If these companies develop technologies or product candidates more rapidly than we do or their technologies, including delivery technologies, are more effective, our ability to develop and successfully commercialize our product candidates may be adversely affected.
●	Even if we are able to commercialize any of our product candidates, the products may not receive coverage and adequate reimbursement from third-party payors, which could harm our business.
●	Any inability to attract and retain qualified key management and technical personnel would impair our ability to implement our business plan.
●	Members of our management board and supervisory board and our principal shareholders and their affiliates have significant control over our company, which will limit other stakeholders’ ability to influence corporate matters and could delay or prevent a change in corporate control.
●	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to the Securities and Exchange Act of 1934, as amended (the Exchange Act) reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
●	Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company for U.S. federal income tax purposes.
●	The rights and responsibilities of our shareholders are governed by Dutch law and differ in some important respects from the rights and responsibilities of shareholders under U.S. law.
●	The effects of the ongoing COVID-19 pandemic may materially and adversely affect our business and our financial results.

The material and other risks summarized above should be read together with the text of the full risk factors discussed in the section entitled “Risk Factors” and the other information set forth in this Annual Report, including our consolidated financial statements and the related notes, as well as in other documents that we file with the Securities and Exchange Commission (the SEC). If any such material and other risks and uncertainties actually occur, our business, prospects, financial condition and results of operations could be materially and adversely affected. The risks summarized above or described in full elsewhere in this Annual Report are not the only risks that we face. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial may also materially adversely affect our business, prospects, financial condition and results of operations.

Introduction

This document contains information required for the Annual Report on Form 20-F for the year ended December 31, 2021 of ProQR Therapeutics N.V. (the Annual Report). Unless the context specifically indicates otherwise, references in this Annual Report to “ProQR Therapeutics N.V.”, “ProQR Therapeutics”, “ProQR”, “we”, “our”, “ours”, “us”, the “Company” and similar designations refer to ProQR Therapeutics N.V., a company organized under the laws of the Netherlands, and where appropriate, its consolidated subsidiaries.

IFRS Based Information

The audited financial statements as at December 31, 2021 and 2020, and for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Trademarks

We use various trademarks and tradenames, including without limitation “ProQR”, “Axiomer”, “Trident” and our corporate logo, that we use in connection with the operation of our business. Other trademarks or trade names of third parties referred to or incorporated by reference in this Annual Report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the ®, ™ or SM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent permissible under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us, any other companies.

Cautionary Language Regarding Forward-looking Statements

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), that involve substantial risks and uncertainties. The forward-looking statements are contained principally in Part I, Item 4.B “Business Overview,” Part I, Item 3.D. “Risk Factors,” and Part I, Item 5. “Operating and Financial Review and Prospects,” but are also contained elsewhere in this Annual Report. Forward-looking statements can be identified generally as those containing words as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” or the negative of these terms, or other comparable terminology intended to identify statements about the future, although not all forward-looking statements contain these identifying words. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe we have a reasonable basis for each forward-looking statement contained this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements, including in relation to the clinical development of sepofarsen (formerly known as QR-110), ultevursen (formerly known as QR-421a), or any other pipeline program, to be materially different from our expectations. These forward-looking statements include, without limitation, statements about the following:

●	the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners;
●	the impact on our operations and activities that may be slowed or halted by the ongoing COVID-19 pandemic;
●	the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations;
●	our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer;
●	the potential for future data to alter initial and preliminary results of early-stage clinical trials;
●	the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs;
●	the ability to secure, maintain and realize the intended benefits of collaborations with partners;
●	the possible impairment of, inability to obtain, and costs to obtain intellectual property rights;
●	possible safety or efficacy concerns that could emerge as new data are generated in research and development;
●	our ability to maintain and service our debt;
●	our ability to attract and retain key scientific or management personnel; our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates, if approved;
●	the accuracy of our estimates of our future revenue, expenses, capital requirements and needs for additional financing;
●	our estimates regarding the market opportunities for our current and future programs and any future product candidates;

●	general business, financial and accounting risks and risks related to litigation and disputes with third parties; and
●	the other risks and uncertainties, including those listed under the caption “Risk Factors.”

In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are our expectations regarding risks and uncertainties related to the impact of the ongoing COVID-19 pandemic on our business, operations, strategy, goals and anticipated milestones, including our ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, and our ability to obtain and maintain requisite regulatory approvals and to enroll patients in our planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings, our reliance on collaborations with third parties, estimating the commercial potential of our development programs and other risks indicated in the risk factors included in this report and other filings with the U.S. Securities and Exchange Commission, or the SEC.

Actual results could differ materially from our forward-looking statements due to a number of factors, including the risks set forth under the section “Risk Factors” of this report and elsewhere in this Annual Report.

Any forward-looking statements that we make in this Annual Report are valid only as of the date of such statements, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

This Annual Report contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this Annual Report is generally reliable, such information is inherently imprecise.

Part I

Item 1: Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2: Offer Statistics and Expected Timetable

Not applicable.

Item 3: Key Information

A. [Reserved]

Not applicable.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should consider carefully the risks and uncertainties described below, together with all of the other information in this Annual Report, including the financial statements and the related notes included elsewhere in this Annual Report. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected.

Risks Related to Our Capital Needs and Financial Position

We are a clinical stage biopharmaceutical company with a history of losses. We expect to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability, which could result in a decline in the market value of our ordinary shares.

We are a clinical stage biopharmaceutical company with a limited operating history, engaged in the discovery and development of RNA-based therapeutics for the treatment of severe genetic disorders and the development of RNA editing platforms which could be used to develop new product candidates across multiple therapeutic areas. Since our inception in February 2012, we have devoted a significant portion of our resources to the development of our product candidates in Leber congenital amaurosis (LCA), sepofarsen and Usher syndrome, ultevursen. We have also devoted a significant portion of our resources to QR-1123 for autosomal dominant retinitis pigmentosa (adRP), QR-504a for Fuchs endothelial corneal dystrophy, for both of which we intend to cease or suspend making investments, eluforsen for cystic fibrosis, for which we have ceased making investments, and QR-313 for epidermolysis bullosa, which we have spun off. In addition, we have devoted a portion of our resources to the development of our RNA editing platforms and announced as part of our strategy update in April 2022 that we will be increasing our investment in our Axiomer RNA editing platform. We have had significant operating losses since our inception. Our net losses for the years ended December 31, 2019, December 31, 2020 and December 31, 2021 were, € 56,746,000, € 46,614,000 and € 61,680,000 respectively. At December 31, 2021, we had an accumulated deficit of € 317,770,000. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. While sepofarsen and ultevursen are in later stages of development, our RNA editing platforms are still in early stages of development and we are subject to the risks of failure inherent in the development of novel technologies and product candidates based on novel technologies.

To date, the only material income we have generated has been from the receipt of (government) research grants and collaboration agreements. Our ability to generate revenue from product sales and become profitable depends upon our ability to obtain regulatory approval and successfully commercialize sepofarsen and ultevursen or any other product candidates that we might develop, in-license or acquire in the future, enter into new collaboration agreements and generate milestone and royalty payments under existing or future collaboration agreements.

Even if we are able to successfully achieve regulatory approval for our product candidates, we do not know when any of these product candidates will generate revenue for us, if at all. We have not generated, and do not expect to generate, any product revenue for the foreseeable future, and we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development of both RNA editing platforms and product candidates, preclinical studies and clinical trials and the regulatory approval process for product candidates. The amount of future losses is uncertain. Our ability to achieve profitability, if ever, will depend on, among other things, our ability to develop product candidates with our RNA editing platforms, us or any current or future collaborators successfully developing product candidates, obtaining regulatory approvals to market and commercialize product candidates, manufacturing any approved products on commercially reasonable terms, establishing a sales and marketing organization or suitable third party alternatives for any approved product and raising sufficient funds to finance business activities. If we or any current or future collaborators are unable to develop and commercialize one or more of our product candidates or if sales revenue from any product candidate that receives approval is insufficient, we will not achieve profitability, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our ability to generate revenue from our product candidates also depends on a number of additional factors, including our ability to:

●	successfully complete development activities, including the ongoing and planned preclinical and clinical studies for our product candidates;
●	complete and submit New Drug Applications (NDAs) to the U.S. Food and Drug Administration (FDA) and Marketing Authorization Applications (MAAs) to the European Medicines Agency (EMA), and obtain regulatory approval for indications for which there is a commercial market;
●	complete and submit applications to, and obtain regulatory approval from, other foreign regulatory authorities;
●	set a commercially viable price for any products for which we may receive approval;
●	obtain commercial quantities of our products at acceptable cost levels;
●	develop a commercial organization capable of sales, marketing and distribution for any product that we might intend to sell ourselves in the markets in which we have retained commercialization rights;
●	find suitable partners to help us market, sell and distribute our approved products that we do not intend to sell ourselves in one or more markets;
●	achieve acceptance among patients, clinicians and advocacy groups for any product we develop; and
●	obtain coverage and adequate reimbursement for our products from third parties, including government payors.

In addition, because of the numerous risks and uncertainties associated with product development, including the risk that our product candidates may not advance through development, as has been the case for product candidates for which we have suspended or ceased development activities, or be shown not to be safe and effective for their intended uses, the FDA, the EMA or other regulatory agencies may require additional clinical trials or preclinical studies or impose post-approval requirements for product candidates that do advance through development.

We are unable to predict the timing or amount of increased expenses, or when or if we will be able to achieve or maintain profitability. Even if we are able to complete the processes described above, we anticipate incurring significant costs associated with commercializing our product candidates. Moreover, commercialization of ultevursen will trigger payments of up to $ 37.5 million pursuant to our agreement with Foundation Fighting Blindness (FFB). Under our collaboration with Ionis related to our suspended QR-1123 product candidate, we would be required to make payments to Ionis upon achievement of development and sales milestones, and royalty payments as a percentage of annual net sales. See “Item 5. Operating and Financial Review and Prospects” and the notes to the financial statements included elsewhere in this annual report for more details on these transactions.

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

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts of cash to conduct further research and development and preclinical testing and clinical trials of our product candidates, to seek regulatory approvals for our product candidates and to launch and commercialize any product candidates for which we receive regulatory approval, including potentially building our own commercial organization to serve the United States, the European Union and certain other markets. As at December 31, 2021, we had € 187,524,000 in cash and cash equivalents. Based on our current operating plans announced as part of our strategy update in April 2022, we believe that the existing cash and cash equivalents will be sufficient to fund our anticipated level of operations into 2025. However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with successful development of our RNA editing platforms and product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities relating to product candidates. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

●	the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our product candidates, and the challenges of, and expenses associated with, continuing our development activities under the effects of the ongoing COVID-19 pandemic and the related restrictive measures imposed by governments;
●	the clinical development plans we establish for these product candidates;
●	the number and characteristics of product candidates that we develop or may in-license;
●	the number and characteristics of programs that we may pursue in our innovation unit, including the development of RNA editing platforms;
●	the terms of any collaboration arrangements we may choose to enter into;
●	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable foreign regulatory authorities;
●	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;
●	the cost of defending any intellectual property disputes, including patent infringement actions brought by third parties against us or our product candidates;
●	the effect of competing technological and market developments;

●	the cost and timing of completion of commercial-scale outsourced manufacturing activities; and
●	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates or one or more of our other research and development initiatives such as our RNA editing platforms. We also could be required to seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be acceptable or relinquish or license on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves.

We have a limited operating history, which may make it difficult to evaluate the success of our business to date and to assess our future viability.

We were founded in February 2012 and began operations in May 2012. Our operations to date have been limited to organizing and staffing our company, acquiring and developing product and technology rights, conducting development activities for our product candidates and entering into collaborations. Moreover, we have revised our strategy from time to time, including in April 2022 when we announced updated plans with respect to our pipeline. Consequently, any predictions about our future success, performance or viability may not be as accurate as they could be if we had a longer operating history, more experience with research and development initiatives and clinical development or approved products on the market.

We or third parties upon whom we depend may be adversely affected by natural disasters and/or global health pandemics, and our business, financial condition and results of operations could be adversely affected.

The occurrence of unforeseen or catastrophic events, including extreme weather events and other natural disasters, man-made disasters, or the emergence of epidemics or pandemics, depending on their scale, may cause different degrees of damage to the national and local economies and could cause a disruption in our operations and have a material adverse effect on our financial condition and results of operations. Man-made disasters, pandemics, and other events connected with the regions in which we operate could have similar effects. If a natural disaster, health pandemic, or other event beyond our control occurred that prevented us from using all or a significant portion of our office and/or lab spaces, damaged critical infrastructure, such as our manufacturing facilities or our manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult for us to continue our business for a substantial period of time.

Raising additional capital may cause dilution to our existing shareholders. Further, any future financing arrangements, as well as existing debt financing, may restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, existing ownership interests may be diluted and the terms of such financings may include liquidation or other preferences that adversely affect the rights of existing shareholders. For instance, the debt that we have incurred under our loan facility with our senior lenders Pontifax Medison Finance and Kreos Capital is coupled with equity conversion options and warrants to purchase shares, which could result in dilution of our existing shareholders’ ownership. As of the date of this report, we have drawn down two tranches under this facility: € 26,520,000 in indebtedness under a tranche drawn in December 2021, which can be converted at a conversion rate of $ 11.94 and € 13,847,000 in indebtedness under a tranche drawn in the third quarter of 2020, which can be converted at a conversion rate of $ 7.88.

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

The effects of the ongoing COVID-19 pandemic may materially and adversely affect our business and our financial results.

The continued effects of the COVID-19 pandemic could adversely impact our clinical trials or preclinical studies, including our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, have heightened exposure to COVID-19. For instance, the COVID-19 pandemic has resulted in delays of our ongoing and scheduled trials, including our ongoing pivotal trial of sepofarsen for LCA10 and the ongoing pivotal trial of ultevursen for Usher syndrome. While we have implemented mitigation procedures designed to enable us to continue our development activities, there can be no assurance that these procedures will continue to be successful or that we can avoid a material and adverse disruption to our business in case further spikes in the number of infections, including due to the emergence of new variants, would occur in countries where patients are expected to be enrolled or where they are located. As the pandemic continues, we have experienced the prioritization of hospital resources toward the treatment of COVID-19 patients and restrictions in travel. Furthermore, persons living with indications that are targeted by ProQR’s product candidates may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if new quarantines or travel restrictions were to impede patient movement or interrupt healthcare services. COVID-19 restrictions can also negatively affect the operations of third-party contract research organizations (CROs) that we rely upon to carry out our clinical trials. Moreover, COVID-19 might impact the operations of our third-party manufacturers, which could result in delays or disruptions in the supply of our product candidates. Since the beginning of the COVID-19 pandemic, three vaccines for COVID-19 have received Emergency Use Authorization by the FDA and two of these later received marketing approval. Additional vaccines may be authorized or approved in the future. The resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for our clinical trials, which could lead to delays in these trials. While we do not currently believe our supply chain has been affected, there can be no assurances that we will not experience supply disruptions in the future. The negative impact COVID-19 has had and may continue to have to patient enrollment or treatment or the timing and execution of our clinical trials could cause costly delays to our clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our business and financial results.

In addition, COVID-19 has resulted in significant governmental measures being implemented to control the spread of the virus, including quarantines, travel restrictions and business shutdowns. We have taken and may continue to take temporary precautionary measures intended to help minimize the risk of the virus to our employees, including requiring most of our employees to work remotely, suspending all non-essential travel worldwide for our employees and attending industry events and work-related meetings remotely. These measures could negatively affect our business. For instance, requiring employees to work remotely may result in decreased efficiency and effectiveness of our operations and increases the risk of a cybersecurity incident. COVID-19 has also caused volatility in the global financial markets and threatened a slowdown in the global economy, which could negatively affect our ability to raise additional capital on attractive terms or at all.

The extent to which COVID-19 continues to impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, new information that may emerge concerning the severity of COVID-19, new strains of the virus, including the Delta and Omicron variants and any future variants, that may emerge, which may impact rates of infection and vaccination efforts, developments or perceptions regarding the safety of vaccines, or the extent and effectiveness of actions to contain COVID-19 and treat its impact, including vaccination campaigns and lockdown measures, among others. In addition, recurrences or additional waves of COVID-19 cases could cause other widespread or more severe impacts depending on where infection rates are highest. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties with whom we engage were to experience prolonged business shutdowns or other disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, which could have a material adverse impact on our business, results of operation and financial condition.

Risks Related to the Development and Regulatory Approval of our Product Candidates

Our business depends in part on the success of our product candidates. We cannot be certain that we will be able to successfully complete the clinical development of, obtain regulatory approval for, or successfully commercialize our product candidates.

We currently have no products on the market and only two product candidates, sepofarsen and ultevursen, that are currently in Phase 2/3 pivotal trials. In February 2022, we announced that top-line results from our Phase 2/3 pivotal trial of sepofarsen did not meet the primary endpoint of BCVA at Month 12 compared to placebo. However, post-hoc analyses of the Phase 2/3 pivotal trial appeared to demonstrate an encouraging activity signal when comparing treatment eye to contralateral eye across multiple endpoints and we plan to discuss these findings with the EMA and FDA in the third quarter of 2022. In the meantime, we plan to continue this trial, which is a two-year study, until we receive further regulatory guidance, following which next steps will be determined. Further, in March 2021 we reported interim results from our Phase 1/2 trial of ultevursen and thereafter commenced two Phase 2/3 pivotal trials of ultevursen, with first patients dosed in December 2021. As part of our strategy update in April 2022, we announced that we will now focus on a single Phase 2/3 trial of ultevursen with a potential interim/futility analysis in 2023 while winding down the other Phase 2/3 trial of ultevursen. Updates on planned adjustments to the continuing trial, in light of the findings related to sham control, will be provided after alignment with regulatory authorities. There can be no assurance that we will complete the Phase 2/3 pivotal trial of sepofarsen or the Phase 2/3 trial of ultevursen in the desired timeframe or at all.

Moreover, as part of our strategy update in April 2022, we suspended the early phase clinical trials for our QR-1123 program for autosomal dominant retinitis pigmentosa (adRP) and our QR-504a program for Fuchs endothelial corneal dystrophy and suspended all other research activities related to our inherited retinal disease pipeline. To the extent we resume any of these programs or commence any new clinical programs in the future, the successful clinical development, regulatory approval and commercialization of any of these product candidates would require additional or new preclinical testing and substantial additional or new clinical development and regulatory approval efforts before we are permitted to commence their commercialization, if ever. It would be several years before we could complete a pivotal trial for any of such other product candidates, if ever.

The clinical trials and manufacturing and marketing of our existing product candidates or any future product candidates will be subject to extensive and rigorous review and regulation by numerous government authorities in the United States, the European Union and other jurisdictions where we intend to test and, if approved, market our product candidates. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through preclinical testing and clinical trials that the product candidate is safe and effective for use in each target indication, and potentially in specific patient populations, including the pediatric population. This process can take many years and may include post-marketing studies and surveillance, which would require the expenditure of substantial resources beyond our existing funds. Of the large number of drugs in development for approval in the United States and the European Union, only a small percentage successfully complete the FDA or EMA regulatory approval processes, as applicable, and are commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our research, development and clinical programs, we cannot be certain that any of our product candidates will be successfully developed or commercialized.

The regulatory approval processes of the FDA, the EMA and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

We are not permitted to market our product candidates in the United States or the European Union until we receive an NDA approval from the FDA or an MAA approval from the European Commission, respectively, or in any other foreign countries until we receive the requisite approval from such countries. Prior to submitting an NDA to the FDA or an MAA to the EMA for approval of any product candidate, we will need to complete preclinical and toxicology studies, as well as proof-of-concept studies and Phase 1, Phase 2 and Phase 3 clinical trials for such candidate. While we intend to submit marketing applications for our product candidates that successfully complete clinical development, there can be no assurance that we will be able to do so in a timely manner or at all. Successfully initiating and completing clinical programs and obtaining approval of an NDA or a MAA is a complex, lengthy, expensive and uncertain process, and the FDA, the EMA or other comparable foreign regulatory authorities may delay, limit or deny approval of our product candidates for many reasons, including, among others:

●	we may not be able to demonstrate that our product candidates are safe and effective in treating patients to the satisfaction of the FDA or the EMA;
●	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA or the EMA for marketing approval;
●	the FDA or the EMA may disagree with the number, design, size, conduct or implementation of our clinical trials;
●	the FDA or the EMA may require that we conduct additional clinical trials, including pivotal trials;
●	the FDA or the EMA or other applicable foreign regulatory agencies may not approve the formulation, labeling or specifications of our product candidates;
●	the CROs that we retain to conduct our clinical trials may take actions outside of our control that materially adversely impact our clinical trials;
●	the FDA or the EMA may find the data from preclinical studies and clinical trials insufficient to demonstrate that the clinical and other benefits of our products outweigh their safety risks;
●	the FDA or the EMA may disagree with our interpretation of data from our preclinical studies and clinical trials;
●	the FDA or the EMA may not accept data generated at our clinical trial sites;
●	if our NDAs or MAAs, if and when submitted, are reviewed by the FDA or the EMA, as applicable, these regulatory agencies may have difficulties scheduling the necessary review meetings in a timely manner, may recommend against approval of our application or may require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;
●	the FDA may require development of a Risk Evaluation and Mitigation Strategy as a condition of approval or post-approval, and the EMA may grant only conditional approval or impose specific obligations as a condition for marketing authorization, or may require us to conduct post-authorization safety studies;
●	the FDA, the EMA or other applicable foreign regulatory agencies may not approve the manufacturing processes or facilities of third-party manufacturers with which we contract; or
●	the FDA or the EMA may change their approval policies or adopt new regulations.

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

Successful completion of clinical trials is a prerequisite to submitting an NDA to the FDA or an MAA to the EMA and, consequently, the ultimate approval and commercial marketing of our product candidates. Clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. A product candidate can unexpectedly fail at any stage of clinical development. The historical failure rate for product candidates is high due to scientific feasibility, safety, efficacy, changing standards of medical care and other variables. We do not know whether our clinical trials will begin or be completed on schedule, if at all, as the commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including, among others:

●	delays in reaching or failing to reach agreement on acceptable terms with (prospective) CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	inadequate quantity or quality of a product candidate or other materials necessary to conduct clinical trials;
●	difficulties obtaining Institutional Review Board (IRB) or ethics committee approval to conduct a clinical trial at a prospective site or sites, or institutional biosafety committee (IBC) approval, if applicable;
●	challenges in recruiting and enrolling patients to participate in clinical trials, including the size and nature of the patient population, the proximity of patients to clinical sites, eligibility criteria for the clinical trial, the nature of the clinical trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;
●	severe or unexpected drug-related side effects experienced by patients in our clinical trials or by individuals using drugs similar to our product candidates;
●	reports from preclinical or clinical testing of other RNA therapies that raise safety or efficacy concerns;
●	difficulties retaining patients who have enrolled in a clinical trial but may be prone to withdraw due to lack of efficacy, side effects, personal reasons or loss of interest; or
●	force majeure events such as the ongoing COVID-19 pandemic.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the EMA, the IRBs at the sites where the IRBs are overseeing a clinical trial, a data safety monitoring board (DSMB) overseeing the clinical trial at issue or other regulatory authorities due to a number of factors, including, among others:

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

Positive results from early-stage clinical trials and preclinical testing of our product candidates are not necessarily predictive of the results of later clinical trials for our product candidates. If we cannot achieve positive results in our later stage clinical trials for our product candidates, we may be unable to successfully develop, obtain regulatory approval for and commercialize them.

Positive results from early-stage clinical trials and preclinical testing of our product candidates in vitro and in vivo may not necessarily be predictive of the results from later-stage clinical trials. For example, in February 2022, we announced that our Phase 2/3 pivotal trial of sepofarsen did not meet the primary endpoint of Best Corrected Visual Acuity (BCVA) at Month 12 compared to placebo despite initially observing encouraging results in our Phase 1/2 clinical trial. In April 2022, we announced results from a post-hoc analyses of the Phase 2/3 pivotal trial that appeared to demonstrate an encouraging activity signal when comparing treatment eye to contralateral eye across multiple endpoints that is more consistent with the results seen in earlier trials, where the contralateral eye was used as the control. While we plan to discuss these findings with the EMA and FDA in the third quarter of 2022, we may not receive feedback or guidance supporting the continuation of the program. Additionally, the results observed from our Phase 1/2 clinical trial of ultevursen may not be replicated in our ongoing phase 2/3 clinical trial of this product candidate. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in preclinical and early-stage clinical trials, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were already underway or safety or efficacy observations made in clinical trials, including adverse events. For example, in our Phase 1/2 clinical trial of sepofarsen, adverse events observed after longer duration of treatment included mild cystoid macular edema and lens opacities. These events were considered likely related to study medication and are consistent with those seen for other ophthalmic and intravitreal oligonucleotide therapies. While these adverse events did not result in any trial discontinuations, there can be no assurance that adverse events that are more serious will not arise in ongoing or future clinical trials of our product candidates. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval. If we fail to produce positive results in our clinical trials for our lead product candidates, the development timeline and regulatory approval and commercialization prospects for those product candidates, and, correspondingly, our business and financial prospects would be materially adversely affected.

Additionally, some of our clinical trials utilize an “open-label” trial design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Moreover, patients selected for early clinical studies often include the most severe sufferers and their symptoms may have been bound to improve notwithstanding the new treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates when studied in a controlled environment with a placebo or active control.

If we are not able to obtain and maintain orphan product exclusivity for sepofarsen, ultevursen, QR-1123 or QR-411, or obtain such status for future product candidates for which we seek this status, or if our competitors are able to obtain orphan product exclusivity before we do, we may not be able to obtain approval for our competing products for a significant period of time.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States who have been diagnosed as having the disease or condition, or a patient population of more than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the product in the United States will be recovered from sales in the United States for that product, at the time of the submission of the request for orphan drug designation. With respect to the European Union, under Regulation No. (EC) 141/2000 on Orphan Medicinal Products, a medicinal product may be designated as an orphan medicinal product if, among other things, it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 people in the European Union. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity. This exclusivity precludes the EMA or the FDA, as applicable, from approving another marketing application for the same or, in the EU, a similar drug for the same indication for that time period, unless, among other things, the later product is clinically superior. The applicable period is seven years in the United States and ten years in the European Union following marketing approval. The EU exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation, for example if the drug is sufficiently profitable so that market exclusivity is no longer justified.

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

We may seek orphan drug designation for future product candidates, but we may not obtain such designation or, if we obtain orphan drug designation, we may not be able to maintain the benefits associated with orphan drug status.

Changes in regulatory requirements or guidance from the FDA, EMA or other applicable regulatory authorities, or unanticipated events during our clinical studies may occur, which may result in changes to clinical study protocols or additional clinical study requirements, which could result in increased costs to us and could delay our development timeline.

Changes in regulatory requirements, or guidance from the FDA, EMA, or other applicable regulatory authorities, imposition of additional clinical study requirements by applicable regulatory authorities or unanticipated events during our clinical studies may force us to amend clinical study protocols or conduct additional trials or involve delays to our clinical trials and clinical development strategy, all of which could result in increased costs to our clinical development programs. We may experience delays if we are required by the FDA, EMA, or other applicable regulatory authorities, or if we voluntarily decide to, redesign or restructure a clinical study once initiated. Amendments to our clinical study protocols may require resubmission to the applicable regulatory authorities, IRBs and Ethics Committees for review and approval, which may adversely impact the cost, timing and/or successful completion of a clinical study. For example, as part of our prioritization strategy and restructuring initiatives, we plan to focus the ultevursen program on a single Phase 2/3 trial with the potential addition of an interim/futility analysis in 2023 and other potential changes to the trial design and protocol, such as changing the control from sham to a comparison of the treatment eye to contralateral eye. We may be delayed in our clinical development if we are unable to obtain alignment with the FDA, EMA, or other applicable regulatory authorities on an acceptable clinical study design or statistical analysis plan for any of our clinical trials, including potential modifications to the Phase 2/3 trial of ultevursen. Additionally, the FDA, EMA, or other applicable regulatory authorities may require us to conduct additional clinical trials, including pivotal trials, to support a marketing application. If we experience delays completing - or if we terminate - any of our clinical studies, or if we are required to conduct additional clinical studies, the commercial prospects for our product candidates may be harmed and our ability to generate product revenue will be delayed.

Our RNA technologies are unproven in the disease indications for which they are being developed and tested and may not lead to the development of, or result in, marketable products.

We are developing RNA editing platforms and a pipeline of product candidates using these proprietary RNA technologies for severe genetic disorders. We believe that targeting the mRNA to restore the production of functional protein is a unique approach that offers advantages versus small molecule, gene therapy and other therapeutic approaches. However, the scientific research that forms the basis of our efforts to develop product candidates is both preliminary and limited. The mechanism of action of our compounds could be different from what we today hypothesize. Also, we may discover that the molecules that we develop do not possess certain properties required for a drug to be effective, such as the ability to remain stable in the human body for the period of time required for the drug to reach the target tissue or the ability to cross the cell wall and enter into cells within the target tissue for effective delivery. We may spend substantial funds attempting to introduce these properties and may never succeed in doing so. For example, while we have discovered and are developing our novel Axiomer and Trident RNA editing platforms and will be increasing our investment in Axiomer as announced as part of our strategy update in April 2022, there can be no assurance that we will be able to leverage our technology to create viable product candidates to advance into the clinic, or develop those candidates to submit for regulatory approval. In addition, product candidates based on RNA technologies may demonstrate different chemical and pharmacological properties in humans than they do in laboratory studies or animals. Even if our product candidates have successful results in animal studies, they may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems or other existing treatments in unforeseen, ineffective or harmful ways. Our RNA technologies may provoke an unwanted immune response, or immunogenicity, which may neutralize the therapeutic effects of our product candidates and could result in harmful outcomes for patients. As a result, we may never succeed in developing a marketable product, and in turn we may not become profitable and the value of our ordinary shares would decline.

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

We may seek a breakthrough therapy designation for sepofarsen, ultevursen or other product candidates in the future. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapies on one or more clinically significant endpoints. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA may also be eligible for accelerated approval.

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

We have obtained fast track designation from the FDA for sepofarsen for LCA due to the p.Cys998X mutation in the CEP290 gene, ultevursen for Usher syndrome and retinitis pigmentosa and QR-1123 for autosomal dominant retinitis pigmentosa caused by the P23H mutation in the rhodopsin gene. We also have obtained PRIority MEdicine (PRIME) designation from the EMA for sepofarsen for LCA due to the p.Cys998X mutation in the CEP290 gene. We may seek fast track designation or PRIME designation for other product candidates as well. If a product candidate is intended to treat a serious or life-threatening condition and the product candidate demonstrates the potential to address unmet medical needs for this condition, the sponsor may be eligible for FDA fast track designation. To be accepted for PRIME designation, a product candidate has to show its potential to benefit patients with unmet needs based on early clinical data. The FDA and EMA have broad discretion whether or not to grant such designations, and even if we believe one or more of our product candidates is eligible for such a designation, we cannot be sure that the FDA or EMA would decide to grant it. Even if we do receive fast track or PRIME designation, we may not experience a faster development process, review or approval compared to conventional FDA or EMA procedures. The FDA and EMA may withdraw such designation if they believe that the designation is no longer supported by data from our clinical development program.

A rare pediatric disease designation may not lead to the receipt of a rare pediatric disease priority review voucher, even if sepofarsen or ultevursen is approved.

The FDA has awarded rare pediatric disease priority review vouchers (PRVs) to sponsors of drug products intended to treat rare pediatric disease products if the treatment and product application meet certain criteria. Under this program, upon the approval of a qualifying NDA or biologics license application (BLA) for the treatment or prevention of a rare pediatric disease, the sponsor of the application may be eligible for a PRV that can be used to obtain priority review for a subsequent NDA or BLA. The PRV may be sold or transferred an unlimited number of times. The FDA has granted rare pediatric disease designation for sepofarsen for LCA and ultevursen for USH2A-associated retinitis pigmentosa. The authority for the FDA to award PRVs after September 30, 2024 is currently limited to product candidates that receive rare pediatric disease designation on or prior to September 30, 2024, and the FDA may only award PRVs through September 30, 2026, but it is possible the authority for the FDA to award PRVs will be further extended by Congress. There is no guarantee, however, that we will receive a PRV for sepofarsen or ultevursen even if either is approved by the FDA to treat a rare pediatric disease.

Risks Related to Our Dependence on Third Parties

If a collaborative partner terminates or fails to perform its obligations under an agreement with us, the commercialization of our product candidates, if approved, could be delayed or terminated.

We are party to, and we may from time to time in the future pursue, collaborative arrangements for the development and commercialization of product candidates, if approved. We have executed and continue to consider strategic alternatives that include spinouts, out-licensing or collaborative partnerships to develop and commercialize our RNA technologies, including our Axiomer Program, or programs. For example, in 2021, we entered into a licensing and research collaboration agreement with Eli Lilly and Company (Lilly) focused on the discovery, development, and commercialization of potential new medicines for genetic disorders in the liver and nervous system. If any of our collaborative partners in future collaborative arrangements for the commercialization of product candidates or similar arrangements does not devote sufficient time and resources to the collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially adversely affected. In addition, if any such collaboration partner were to breach or terminate its arrangements with us, the commercialization of our product candidates could be delayed, curtailed or terminated.

In addition, we entered into an in-licensing collaboration with Ionis Pharmaceuticals, pursuant to which we in-licensed QR-1123 in exchange for upfront, milestone and royalty payments. In April 2022, we announced the suspension of development for this program as part of our strategy update. This licensing arrangement imposes diligence obligations on us and Ionis Pharmaceuticals may have the right to terminate this in-licensing arrangement if we are not in compliance with these obligations. Further, in light of the suspension of our QR-1123 program, there can be no assurance that we will realize the intended benefits of this arrangement, nor can there be any assurance that the consideration that we have paid or would be obligated to pay in the future, as well as the investments that we have made to develop QR-1123 or any further investment, will yield any returns. Further, any future development of QR-1123 would depend on our ability to maintain this collaboration.

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

If third parties on which we depend to conduct our preclinical studies or clinical trials do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development programs could be delayed with materially adverse effects on our business, financial condition, results of operations and prospects.

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

Our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical and preclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for, or successfully commercialize, our product candidates. As a result, our operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed. Additionally, any significant delays could cause us to miss diligence milestones under our license agreements and could cause licensors to terminate the agreements, which would further harm our business, financial condition, results of operations and prospects.

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

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. As a biopharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. Restrictions under applicable federal and state healthcare laws and regulations that may affect our ability to operate include the following:

●	the U.S. federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. The term remuneration has been interpreted broadly to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback statute is violated. Violations are subject to significant civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, a claim submitted for payment to any federal healthcare program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between biopharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other;
●	federal civil and criminal false claims laws, including the FCA and civil monetary penalty laws, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement or record to avoid, decrease or conceal an obligation to pay money to the federal government. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery or settlement. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;
●	the U.S. federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, and also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements or using or making any false or fraudulent document in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA fraud provisions without actual knowledge of the statute or specific intent to violate it;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information on certain covered healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their respective “business associates”, being those independent contractors or agents of covered entities that create, receive, maintain, transmit or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;
●	the U.S. federal physician payment transparency requirements under the Patient Protection and Affordable Care Act (ACA), as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the Affordable Care Act, require applicable manufacturers of covered drugs, devices, biologics and medical supplies to report annually to the Department of Health and Human Services (HHS) information related to direct or indirect payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations extend to include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners;
●	federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;
●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and
●	analogous state, local and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payors, including private insurers. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and certain other healthcare providers or marketing expenditures. Additionally, state and foreign laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

We rely, and will continue to rely, on intellectual property rights licensed from third parties to protect our technology. We are a party to licenses that give us rights to third-party intellectual property that are necessary or useful for our business. For our LCA program we have a world-wide exclusive sublicensable and royalty-bearing license to patent rights owned by the Radboud University Medical Center (Radboud) and license to patent rights owned by Inserm Transfert (Inserm) for the commercial sale of antisense oligonucleotides that cause exon skipping in CEP290 pre-mRNA. For our Usher program we have a world-wide exclusive sublicensable and royalty-bearing license to patent rights owned by Radboud, for the commercial sale of antisense oligonucleotides that cause exon skipping in USH2A pre-mRNA. For our suspended adRP program we have a world-wide exclusive license to patent rights owned by Ionis Pharmaceuticals, Inc. for the commercial use of gapmers that target mutated Rhodopsin (P23H) mRNA. For our suspended FECD program we have a world-wide exclusive sublicensable and royalty-bearing license to patent rights owned by Vico Therapeutics B.V. for the prophylactic and therapeutic use of antisense oligonucleotides for the treatment of FECD.

Our licensing arrangements impose diligence, development, regulatory and commercialization milestones, and royalty, insurance and other obligations on us. If we fail to comply with these obligations, including with respect to programs that we have suspended as part of the strategy update announced in April 2022, licensors may have the right to terminate these agreements, in which case we might not be able to develop, manufacture or market in the future any product that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of any such agreement or reduction or elimination of our rights under any such agreement may result in our having to negotiate new or amended agreements with less favorable terms to the extent we want to proceed with the relevant program in the future, or cause us to lose our rights under such agreement, including our rights to important intellectual property and technologies that form the basis of our RNA technology, which may then be in-licensed by one or more of our competitors, any of which could adversely affect our competitive business position and harm our business prospects.

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

We or our licensors or any future collaborators or strategic partners may be subject to third-party claims for infringement or misappropriation of patent or other proprietary rights. We are generally obligated under our license or collaboration agreements to indemnify and hold harmless our licensors or collaborators for damages arising from intellectual property infringement by us. If we or our licensors, or any future collaborators or strategic partners, are found to infringe a third-party patent or other intellectual property rights, we could be required to pay damages, potentially including treble damages, if we are found to have willfully infringed. In addition, we or our licensors, or any future collaborators or strategic partners, may choose to seek, or be required to seek, a license from a third party, which may not be available on acceptable terms, if at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. If we fail to obtain a required license, we or any future collaborator may be unable to effectively market product candidates based on our technology, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. In addition, we may find it necessary to pursue claims or initiate lawsuits to protect or enforce our patent or other intellectual property rights. The cost to us in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation would divert our management’s attention for a significant amount of time. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.

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

Many of our employees were previously employed at universities or biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims in the future that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could compromise our ability to commercialize, or prevent us from commercializing, our product candidates, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

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

Risks Related to the Commercialization of Our Product Candidates

If any of our product candidates are approved for marketing and commercialization and we are unable to develop sales, marketing and distribution capabilities on our own or enter into agreements with third parties to perform these functions on acceptable terms, we will be unable to successfully commercialize any such future products.

Even if any of our product candidates are approved, we currently have no sales, marketing or distribution capabilities or experience. In addition, we intend to consider out-licensing, spinouts or collaborative partnerships to develop and commercialize our RNA technologies or programs. If any of our product candidates is approved, we will need to enter into collaborations with third parties to provide sales, marketing and distribution capabilities to commercialize such products or develop these capabilities internally, which would be expensive and time-consuming. If we decide to rely on third parties with such capabilities to market our products or decide to co-promote products with collaborators, we will need to establish and maintain marketing and distribution arrangements with such third parties, and there can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and there can be no assurance that such third parties will have adequate sales and distribution capabilities for our products or be successful in gaining market acceptance of any approved product. If we decide to market our products directly, we would need to commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and supporting distribution, administration and compliance capabilities. If we are not successful in commercializing any product approved in the future, either on our own or through third parties, our business, financial condition, results of operations and prospects could be materially adversely affected.

In addition, we have estimated the size of patient populations and market potential for certain of the indications that our product candidates are intended to target. While we have based our estimates on industry and market data that we obtained from sources, including scientific journals, that we believe to be reliable, actual potential may differ from these estimates.

We face competition from entities that have developed or may develop product candidates for our target indications. If these companies develop technologies or product candidates more rapidly than we do or their technologies, including delivery technologies, are more effective, our ability to develop and successfully commercialize. whether on our own or with a collaborator, our product candidates may be adversely affected.

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

Even if we are able to commercialize any of our product candidates, whether on our own or with a collaborator, the products may not receive coverage and adequate reimbursement from third-party payors, which could harm our business.

The availability of reimbursement by governmental and private payors is essential for most patients to be able to afford expensive treatments. Sales of any of our product candidates, if approved, by us or a collaborator will depend substantially on the extent to which the costs of these product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, we or our collaborators may not be able to successfully commercialize any product candidate. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (CMS), an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Moreover, reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain European countries. Factors payors consider in determining reimbursement are based on whether the product is: (i) a covered benefit under its health plan; (ii) safe, effective and medically necessary; (iii) appropriate for the specific patient; (iv) cost-effective; and (v) neither experimental nor investigational.

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

Moreover, efforts by governmental and other third-party payors, in the United States and abroad, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale, whether by us or a collaborator, of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Even if we receive marketing approval for any of our product candidates, they may not achieve broad market acceptance, which would limit the revenue that we generate from its sales.

The commercial success of any of our product candidates, if approved by the FDA, the EMA or other regulatory authorities, will depend upon the awareness and acceptance of the product among the medical community, including physicians, patients, patient advocacy groups and healthcare payors. Market acceptance of any of our product candidates, if approved, will depend on a number of factors, including, among others:

●	our product candidates’ demonstrated ability to treat patients and to provide patients with incremental therapeutic benefits, as compared with other available treatments;
●	the relative convenience and ease of administration of our product candidates, including as compared with other treatments for patients;
●	the prevalence and severity of any adverse side effects;
●	limitations or warnings contained in the labeling approved for our product candidates by the FDA, the EMA or other regulatory authorities;
●	availability of alternative treatments;
●	pricing and cost effectiveness;
●	the effectiveness of our sales and marketing strategies or those of our collaborators;
●	our, or our collaborators’, ability to increase awareness of our product candidates through marketing efforts;
●	our ability to obtain sufficient third-party coverage or reimbursement; and
●	the willingness of patients to pay out-of-pocket in the absence of third-party coverage.

Moreover, commercialization of ultevursen will trigger payments of up to $ 37.5 million pursuant to our agreement with FFB. Under our collaboration with Ionis related to our suspended QR-1123 product candidate, we would be required to make payments to Ionis upon achievement of development and sales milestones, and royalty payments as a percentage of annual net sales, if we were to resume this program in the future. We may not have sufficient funds to support our milestone payment obligations to FFB and Ionis, if these were to be triggered, which could have a material adverse effect on our business and prospects.

Recently enacted and future legislation, including potentially unfavorable pricing regulations or other healthcare reform initiatives, may increase the difficulty and cost for us to obtain marketing approval of, and commercialize, our product candidates and may negatively affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, whether by us or a collaborator, restrict or regulate post-approval activities or affect our or a collaborator’s ability to profitably sell any product candidates for which we obtain marketing approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the Medicare Modernization Act) established the Medicare Part D program and provided authority for limiting the number of drugs that will be covered in any therapeutic class thereunder. The Medicare Modernization Act, including its cost reduction initiatives, could decrease the coverage and reimbursement rate that we or a collaborator receive for any of our approved products. Furthermore, private payors often follow Medicare coverage policies and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

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

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court's decision, President Biden issued an Executive Order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The Executive Order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administrations or other efforts, if any, to challenge repeal or replace the ACA, will impact our business.

In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the ACA was enacted:

●	On August 2, 2011, the U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. The reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 , with the exception of a temporary suspension from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. Following the temporary suspension, a 1% payment reduction will occur beginning April 1, 2022 through June 30, 2022, and the 2% payment reduction will resume on July 1, 2022.
●	On January 2, 2013, the U.S. American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers.
●	On April 13, 2017, CMS published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

●	On May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.
●	On May 23, 2019, CMS published a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020.

On December 20, 2019, former President Trump signed into law the Further Consolidated Appropriations Act (H.R. 1865), which repealed the Cadillac tax, the health insurance provider tax, and the medical device excise tax. It is impossible to determine whether similar taxes could be instated in the future.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. There has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs.

At the federal level, President Biden signed an Executive Order on July 9, 2021 affirming the administration’s policy to (i) support legislative reforms that would lower the prices of prescription drug and biologics, including by allowing Medicare to negotiate drug prices, by imposing inflation caps, and, by supporting the development and market entry of lower-cost generic drugs and biosimilars; and (ii) support the enactment of a public health insurance option. Among other things, the Executive Order also directs HHS to provide a report on actions to combat excessive pricing of prescription drugs, enhance the domestic drug supply chain, reduce the price that the Federal government pays for drugs, and address price gouging in the industry; and directs the FDA to work with states to address importation plans for drugs from Canada. If implemented, importation of drugs from Canada may materially and adversely affect the price that we would receive for any of our product candidates for which we receive marketing approval in the United States.

Further, on November 20, 2020, CMS issued an Interim Final Rule implementing the Most Favored Nation (MFN) Model under which Medicare Part B reimbursement rates would have been calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. However, on December 29, 2021 CMS rescinded the MFN rule.

Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also created a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed and recent legislation imposed a moratorium on implementation of the rule until January 1, 2026.

Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative and/or administrative measures to control drug costs.

We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or our collaborators, would receive for any approved drug, which could have an adverse effect on customers for our product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

Further, legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals, if any, of our product candidates, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing conditions and other requirements.

Individual states in the U.S. have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

In the European Union, similar political, economic and regulatory developments may affect our, or our collaborators’, ability to profitably commercialize our current or any future products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or Member State level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union Member States have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our, or our collaborators’, ability to commercialize any products for which we obtain marketing approval. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

Even if any of our product candidates receive regulatory approval, they may still face future development and regulatory difficulties and we will be subject to extensive post-approval regulatory requirements and review.

If we obtain regulatory approval for any of our product candidates, we and any approved product candidates would be subject to extensive ongoing requirements and review by the FDA, the EMA and foreign regulatory authorities governing the manufacture, quality control, further development, labeling, packaging, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information. The safety profile of any product will continue to be closely monitored by the FDA, the EMA and comparable foreign regulatory authorities after approval. If the FDA, the EMA or comparable foreign regulatory authorities become aware of new safety information after approval of any of our product candidates, these regulatory authorities may require labeling changes or establishment of a risk management strategy, impose significant restrictions on a product’s indicated uses or marketing, impose ongoing requirements for potentially costly post-approval studies or post-market surveillance or impose a recall.

In addition, manufacturers of therapeutic products and their facilities are subject to continual review and periodic inspections by the FDA, the EMA and other regulatory authorities for compliance with cGMP regulations. For certain commercial prescription drug products, manufacturers and other parties involved in the supply chain must also meet chain of distribution requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may, among other things:

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

The occurrence of any event or penalty described above may inhibit our ability to commercialize our products or generate revenue.

We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010 (Bribery Act), the U.S. Foreign Corrupt Practices Act (FCPA) and other anti-corruption laws that apply in countries where we do business and may do business in the future. The Bribery Act, the FCPA and other similar laws generally prohibit us, our officers, and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. If we were to pursue sales, marketing or distribution activities in the future, we may operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

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

If we receive regulatory approvals and were to pursue sale, marketing or distribution activities ourselves, we may market our product candidates in multiple jurisdictions where we have limited or no operating experience and may be subject to increased business and economic risks that could affect our financial results.

If we receive regulatory approvals, we may market our product candidates ourselves in jurisdictions where we have limited or no experience in marketing, developing and distributing our products. Certain markets have substantial legal and regulatory complexities that we may not have experience navigating. We would be subject to a variety of risks inherent in doing business internationally, including:

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

Further changes in the tax laws of the jurisdictions in which we operate could arise as a result of the base erosion and profit shifting (BEPS) project being undertaken by the Organisation for Economic Co-operation and Development (OECD). The OECD, which represents a coalition of member countries that encompass certain of the jurisdictions in which we operate or in which we could choose to set up operations in the future, is undertaking studies and publishing action plans that include recommendations aimed at addressing what they believe are issues within tax systems that may lead to tax avoidance by companies. It is possible that the jurisdictions in which we do business could react to the BEPS initiative or their own concerns by enacting tax legislation that could adversely affect us or our shareholders through increasing our tax liabilities.

Risks Related to Our Organization, Structure and Operations

Members of our management board and supervisory board and our principal shareholders and their affiliates have significant control over our company, which will limit other stakeholders’ ability to influence corporate matters and could delay or prevent a change in corporate control.

The holdings of the members of our management board and supervisory board and our principal shareholders and their affiliates, represent significant ownership, in the aggregate, of our outstanding ordinary shares (as set out in “Item 7.A. Major Shareholders”). As a result, these shareholders, if they act together, will be able to influence our management and affairs and control the outcome of matters submitted to our shareholders for approval, including the election of members of our management board and supervisory board and any sale, merger, consolidation, or sale of all or substantially all of our assets. These shareholders may have interests, with respect to their ordinary shares, which are different from other investors and the concentration of voting power among these shareholders may have an adverse effect on the price of our ordinary shares. In addition, this concentration of ownership might adversely affect the market price of our ordinary shares by:

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

We will need to maintain a good relationship with our employees to maintain our operations. A deterioration in our relationships with our employees could have an adverse impact on our business.

In April 2022, we announced an update on our company’s strategy that included an envisaged reduction in force totaling approximately 30% of our workforce. Our decision to engage in this reduction results from an assessment of our internal resources needs in light of our updated business strategy. This reduction represents a cost-cutting measure across the organization designed to extend our cash runway into 2025 and to focus our development efforts on our ultevursen program and our Axiomer technology platform. These actions have caused substantial uncertainty as to job security for the rest of our employees and could damage employee morale across our organization, harm our recruiting and retention efforts and may distract the attention of our company and management from executing on our business strategy. In addition, due to the fact that this qualifies as a collective dismissal in the Netherlands, the three largest Dutch trade unions have been notified. Typically, if any of these trade unions takes an interest, they usually will want to negotiate a social plan, containing the conditions and arrangements applicable to the redundant employees, whereby they will likely ask for certain arrangements in addition to what the company already offered to the affected employees, which would increase costs. In light of any such social plan negotiations, trade unions may threaten or initiate industrial action, for example a strike, to support their demands, which could result in both operational and reputational damage. Other reputational concerns include employees or trade unions publicly questioning the company’s decision making. Other risks associated with the termination of the employment contracts in the Netherlands are that, if the company cannot come to a mutual termination agreement with the affected employees, a substantiated request for approval to unilaterally terminate the employment agreements must be submitted to the Dutch authorities (i.e., the Dutch Employment Agency (UWV)), which would delay the termination process. If the UWV rejects such request for approval, the company cannot terminate the employment agreements unilaterally, unless it successfully challenges this rejection in court. If such further court proceedings are not successful, the affected employees would remain employed by the company and entitled to continued payment of their salaries. If the UWV accepts the request for approval and the employment agreements are terminated unilaterally, employees could challenge the termination of their employment agreement in court or, instead, claim additional (uncapped) compensation. This claim for compensation is possible even if UWV approval is obtained and if a social plan is agreed upon with the trade unions as well. Maintaining good relationships with our employees and operating effectively and efficiently across our organization are crucial to our operations and our success. If we are unable to successfully maintain such relationships or manage the uncertainty as a result of the reduction in the number of our residual workforce, and the complexity of operations, our business may be adversely affected.

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

Data collection and use in the European Union and United Kingdom is governed by restrictive regulations governing the use, processing, and cross-border transfer of personal information.

We are subject to a number of laws and regulations relating to privacy and data protection, including, in relation to the European Union, the General Data Protection Regulation (EU) 2016/679 (the EU GDPR) and, in relation to the UK, the Data Protection Act 2018 and the EU GDPR as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018 (the UK GDPR). As the regulatory focus on privacy issues continues to increase and worldwide laws and regulations concerning the handling of personal data expand and become more complex (including in relation to privacy, the use of AI, the operation of digital platforms, and provision of digital services), we expect that potential risks related to data collection and use within the business may intensify. In addition, new laws or regulations governing privacy, security, the use of AI, the provision of digital services, and data protection may be introduced which could apply in future. The nature and extent of such additions and changes in data protection laws or regulations, and the application to, or impact they may have on, the Company, is uncertain.

The data protection laws applicable to us impact our ability to collect, augment, analyze, use, transfer and share personal data. For example, EU GDPR and UK GDPR, among other obligations and requirements: (i) impose requirements relating to how an organization can collect and rely upon consent obtained from an individual to process their personal data; (ii) impose obligations in relation to the provision of information to individuals relating to the processing of their personal data; (iii) require organizations to notify personal data breaches to competent data protection authorities and/or individuals; and (iv) impose additional requirements in relation to the processing of certain categories of data (i.e. “ sensitive information” or special category data), which includes health data, data revealing racial or ethnic origin, and genetic data. EU GDPR and UK GDPR also grant individuals certain rights, subject to certain limitations, including the rights to request and access a copy of the personal data processed by an organization, to have inaccurate personal data rectified or completed if incomplete, to object to or restrict the processing of their personal data, and to request deletion of personal data.

Regulators can impose significant monetary fines for violations of laws and regulations relating to privacy and data protection. For example, non-compliance with certain obligations under the EU GDPR and UK GDPR may result in monetary penalties of up to, the greater of, 4 per cent. of the Company’ s worldwide turnover in the preceding financial year, or €20 million (under EU GDPR) or £17.5 million (under UK GDPR) as applicable. The EU GDPR and UK GDPR, and other changes in laws or regulations associated with the enhanced protection of personal data, mean that the size of potential fines related to data protection and our costs of providing products and services, could result in changes to our business practices, and could prevent us from offering certain services in jurisdictions in which we operate. Although we have implemented contracts, policies and procedures designed to ensure compliance with applicable laws and regulations, there can be no assurance that our employees, contractors, partners, serv providers or agents will not violate such laws and regulations or our contracts, policies and procedures. Additionally, public perception and standards related to the privacy of personal data can shift rapidly, in ways that may affect our reputation, the regulators’ approaches to enforcement of existing laws, or influence regulators to enact regulations and laws that may limit our ability to handle personal data or provide certain products and services.

The EU GDPR and UK GDPR, and other applicable data protection laws, also impose restrictions in relation to the international transfer of personal data. For example, in order to transfer data outside of the EEA or UK to a non-adequate country, the EU GDPR and UK GDPR (as applicable) requires us to enter into an appropriate transfer mechanism, and often take additional steps to ensure an essentially equivalent level of data protection. These transfer mechanisms are subject to change, and implementing new or revised transfer mechanisms or ensuring an essentially equivalent protection may involve additional expense and potentially increased compliance risk. In the event a legislator, government, regulator or court imposes additional restrictions on international transfers, there may be operational interruption in the performance of services for customers and internal processing of employee information. Such restrictions may also increase our obligations in relation to carrying out international transfers of personal data, and incur additional expense and increased regulatory liabilities.

Our failure to comply with U.S. data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

There are numerous laws and legislative and regulatory initiatives at the U.S. federal and state levels as well addressing privacy and security concerns, and some state privacy laws apply more broadly than HIPAA and associated regulations. For example, California recently enacted the California Consumer Privacy Act (CCPA), which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal information about residents of California. The CCPA requires covered companies to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information. The CCPA went into effect on January 1, 2020, and became enforceable by the California Attorney General on July 1, 2020. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. While there is currently an exception for protected health information that is subject to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and clinical trial regulations, as currently written, the CCPA may impact our business activities. There continues to be uncertainty surrounding the enforcement and implementation of the CCPA, exemplifying the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information.

Additionally, a new California ballot initiative, the California Privacy Rights Act (CPRA) was passed in November 2020. Effective starting on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. The effects of the CCPA and the CPRA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

Certain other state laws impose similar privacy obligations and we anticipate that more states may enact legislation similar to the CCPA. The CCPA has prompted a number of proposals for new federal and state-level privacy legislation. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

We are increasingly dependent on information technology systems, and our systems and infrastructure face certain risks, including from cyber security breaches and data leakage, which in turn could lead to a determination that we have failed to comply with EU GDPR and UK GDPR, resulting in a fine or regulatory enforcement action.

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

The increasing use and evolution of technology, including cloud-based computing, and reliance on third parties creates additional opportunities for the unintentional, intentional and/or unauthorized exposure, dissemination and/or destruction of confidential information stored in our technology systems, infrastructure and products. Our computer systems, servers and other technology systems (and those of third parties that we use) are vulnerable to breakdown, interruption, cyber and other security attacks, system malfunction, unauthorized access and other events. Security threats, including cyber and other attacks are becoming increasingly sophisticated, frequent, and adaptive. Any such vulnerability could compromise our technology systems and infrastructure and could expose personal and/or proprietary information (including sensitive personal information) to unauthorized third parties and/or cause permanent loss of such data. While we have invested in the protection of data and information technology, there can be no assurance that our efforts will prevent breakdowns, breaches in our systems or other incidents or ensure compliance with all applicable security and privacy laws, regulations and standards. For instance, in February 2021, an unauthorized third party compromised the email accounts of five employees and gained access to contact information of our employees and approximately 300 identified third party contacts who were sent a phishing email. We filed the required reports with the data protection authority in the Netherlands and notified the affected parties of this phishing incident. In addition, we engaged a security specialist company to investigate this incident and deliver a report with its findings and we took appropriate measures with the aim to minimize the risk of future incidents of this nature. These various types of incidents can lead to regulatory fines and penalties, business disruption, reputational harm, financial loss among other damages. We could also suffer strained relationships, increased costs (for security measures, remediation or otherwise), litigation (including class actions and stockholder derivative actions) or other negative consequences (including a decline in stock price) from breaches, cyber and other security attacks, industrial espionage, ransomware, email or phishing scams, malware or other cyber incidents, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers or other business partners.

Some cyber security incidents may be very difficult to prevent. For example, supply chain incidents involving previously unknown vulnerabilities in widely-used software are becoming increasingly common, of which the recent SolarWinds and Log4j incidents are examples. While we are not currently aware of any impact from supply chain vulnerabilities including but not necessarily limited to SolarWinds and Log4j, these are recent events, and the full scope of the attacks are not yet known. Therefore, there is residual risk that we may experience a security breach arising from the SolarWinds, Log4j, and other supply chain vulnerabilities.

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

Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs, a determination that we have failed to comply with EU GDPR and UK GDPR, resulting in a fine, and adversely affect our business.

Despite the implementation of security measures, our information technology and other internal infrastructure systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, cyberattacks and unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. A significant disruption in the availability of our information technology and other internal infrastructure systems could cause interruptions in our collaborations with our partners and delays in our research and development work. For instance, the loss of preclinical or clinical data involving our product candidates could result in delays in our development and regulatory filing efforts and significantly increase our costs. To the extent that any disruption or security breach were to result in unauthorized disclosure of, or access to, or accidental or unlawful loss, destruction, alteration of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability, including fines for failure to comply with EU GDPR or UK GDPR as applicable (to the extent the data contained personal data), and the development of our product candidates could be delayed.

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

In relation to data privacy, the UK became a third country for the purposes of EU GDPR on 31 December 2020, and the European Commission adopted a data protection adequacy decision in relation to the UK for the purposes of EU GDPR on 28 June 2021. This means that transfers of personal data from the EEA to the UK do not require a contractual safeguard. However, this adequacy decision is limited to, and requires renewal every, four years. In the event that the European Commission revisits the adequacy decision (before or at the point of renewal) and decides not to renew the adequacy decision for the UK, transfers of personal data from the EEA to the UK must then be made pursuant to appropriate safeguards (i.e., an international transfer mechanism) outlined in the EU GDPR. The implementation of these appropriate safeguards can involve additional expense and potentially increased compliance risk.

Further, whilst we have reviewed our data privacy policies and procedures to ensure compliance under UK GDPR, and have appointed a UK representative to act on our behalf in relation to compliance with UK GDPR and to deal with the UK data protection authority (pursuant to Article 27 UK GDPR), UK data privacy regulation may diverge from EU laws in relation to the processing of data relating to living persons, including the EU General Data Protection Regulation 2016/679 (the EU GDPR) – even though the EU GDPR and other EU privacy legislation in force in the UK (at December 31, 2020) have been retained substantively into UK law. To the extent UK data protection laws diverge from EU laws in the future, we may need to implement additional procedures and processes to comply with data privacy laws in the UK and/or EU. The implementation of these additional procedures and processes to accommodate differences in

EU and UK laws, or additional compliance measures in the UK, may involve additional expense and potentially increased compliance risk.

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

Inadequate funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, which in turn could prevent new products from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

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

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future shutdowns of other government agencies, such as the SEC, may also impact our business by delaying review of our public filings, which in turn could delay or frustrate our ability to access the public capital markets. Similar developments at regulators (including the EMA) in other countries could have similar impacts on our applications for marketing approval and on our business.

In response to the global COVID-19 pandemic, since March 2020 when foreign and domestic inspections of facilities were largely placed on hold, the FDA has been working to resume routine surveillance, bioresearch monitoring and pre-approval inspections on a prioritized basis. Since April 2021, the FDA has conducted limited inspections and employed remote interactive evaluations, using risk management methods, to meet user fee commitments and goal dates. Ongoing travel restrictions and other uncertainties continue to impact oversight operations both domestic and abroad and it is unclear when standard operational levels will resume. The FDA is continuing to complete mission-

critical work, prioritize other higher-tiered inspectional needs (e.g., for-cause inspections), and carry out surveillance inspections using risk-based approaches for evaluating public health.  Should FDA determine that an inspection is necessary for approval of a marketing application and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the FDA has stated that it generally intends to issue, depending on the circumstances, a complete response letter or defer action on the application until an inspection can be completed. During the COVID-19 public health emergency, a number of companies announced receipt of complete response letters due to the FDA's inability to complete required inspections for their applications. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities.

The investment of our cash and cash equivalents is subject to risks which may cause losses and affect the liquidity of these investments.

As at December 31, 2021 we had € 187,524,000 in cash and cash equivalents. To date, our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of twelve months or less. Savings and deposit accounts generate small amounts of interest income, if any. In 2020 and 2021, some of our euro savings accounts required us to incur small amounts of interest expenses. Any future investments may include term deposits, corporate bonds, money market funds and government securities, all in accordance with our cash management policy. These investments are subject to general credit, liquidity, market and interest rate risks. For example, interest rates may be negative in the European Union. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.

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

Our ability to use our net operating losses (‘NOLs’ or ‘tax losses’) in the Netherlands is currently limited and may be further limited. Under Dutch income tax law, effective from January 1, 2022, tax losses may be carried forward indefinitely. However, the offset of losses will be limited in a given year against the first €1 million of taxable profit. For taxable profit in excess of this amount, losses may only be offset up to 50% of this excess. As at December 31, 2021, we had a total of € 312.6 million tax loss carry-forwards available for offset against future taxable profits. The first amount of our tax loss carry-forwards has expired in 2021.

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

Accounting methods and policies for biopharmaceutical companies, including policies governing revenue recognition, research and development and related expenses and accounting for share-based compensation, are subject to review, interpretation and guidance from relevant accounting authorities, as well as the SEC. Changes to accounting methods or policies, or interpretations thereof, may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this Annual Report.

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

The trading price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. For example, the price of our ordinary shares, which reached its high record of $ 27.60 per share at the close of the trading on March 16, 2015, decreased as low as $ 0.75 per share at the close of the trading on April 18, 2022. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this Annual Report, these factors include:

●	the results of our clinical trials
●	the presentation of data at industry conferences by us and/or our competitors;
●	the responses to any of our IND applications with the FDA and any of our CTA applications with the EMA;
●	any current or future preclinical or clinical trials of our product candidates, including any delays in enrollment rates or timing of these trials;
●	regulatory actions with respect to our products or our competitors’ products;
●	the recruitment or departure of key personnel;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
●	results of clinical trials of our competitors;
●	the success of competitive products or technologies;
●	actual or anticipated changes in our growth rate relative to our competitors;
●	regulatory or legal developments in the United States, the European Union and other jurisdictions;
●	developments or disputes concerning patent applications, issued patents or other proprietary rights;
●	the level of expenses related to any of our product candidates or preclinical or clinical development programs;
●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
●	variations in our financial results or those of companies that are perceived to be similar to us;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
●	announcement or expectation of additional financing efforts;
●	sales of our ordinary shares by us, our insiders or our other shareholders;

●	changes in the structure of healthcare payment systems;
●	market conditions in the pharmaceutical and biotechnology sectors; and
●	general economic, industry and market conditions.

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

If we are unable to maintain compliance with Nasdaq listing standards, our ordinary shares may be delisted from the Nasdaq Stock Market and you may face significant restrictions on the resale of your shares.

There can be no assurances that we will be able to maintain our Nasdaq Global Market listing in the future. For example, Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. To regain compliance, the bid price of our ordinary shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. During the 30 trading days prior to the filing of this report, our ordinary shares have traded below $1.00 per share for a total of 30 days, and the closing bid price of our ordinary shares on April 26, 2022 was $ 0.72 per share. As a result, we may in the future receive a notification from the Nasdaq that the trading price of our ordinary shares does not meet the minimum bid price requirement and may be delisted, subject to cure periods and extensions set forth in the Nasdaq rules. Ways to regain compliance may include a reverse share split designed to increase the trading price of our ordinary shares on a post-split basis.

In the event we are unable to maintain compliance with the Nasdaq Global Market listing standards and our ordinary shares are delisted from the exchange, it would, among other things, likely lead to a number of negative implications, including an adverse effect on the price of our ordinary shares, reduced liquidity in our ordinary shares, the loss of federal preemption of state securities laws, breach of covenants in agreements with our lenders and certain investors and greater difficulty in obtaining financing. In the event of a de-listing, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our ordinary shares to become listed again, stabilize the market price or improve the liquidity of our ordinary shares, prevent our ordinary shares from dropping below the Nasdaq minimum bid price requirement in the future, or prevent future non-compliance with Nasdaq’s listing requirements. If we cannot restore our compliance with Nasdaq’s listing requirements, we would pursue eligibility for trading of these securities on other markets or exchanges, such as the OTCQB or OTCQX, which are unorganized, inter-dealer, over-the-counter markets which provides significantly less liquidity than the Nasdaq Global Market or other national securities exchanges.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and trading price of our ordinary shares.

The global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. We believe that the state of global economic conditions remain particularly volatile and uncertain, not only in light of the ongoing COVID-19 pandemic and the resulting economic downturn in various regions, the impact of fiscal stimulus programs initiated by various governments in response to the pandemic and economic downturn and ongoing supply chain issues and inflationary pressures, but also due to recent and expected shifts in political, legislative and regulatory conditions concerning, among other matters, international trade and taxation, and that an uneven recovery or a renewed global downturn may negatively impact our ability to conduct clinical trials on the scale and timelines anticipated. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business or political environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make obtaining any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget. To the extent that our profitability and strategies are negatively affected by downturns or volatility in general economic conditions, our business and results of operations may be materially adversely affected.

If securities or industry analysts publish inaccurate or unfavorable research or cease to publish research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. In the event securities or industry analysts who cover us downgrade our ordinary shares, or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause our share price and trading volume to decline.

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

We may from time to time issue additional ordinary shares or securities convertible into our ordinary shares, including in future financings that we may undertake. For example, in September 2021, the Company issued 3,989,976 shares to Eli Lilly and Company (Lilly) pursuant to the global licensing and research collaboration between the Company and Lilly, resulting in gross proceeds of € 23,223,000. In April 2021, the Company consummated an underwritten public offering of 15,923,077 ordinary shares at an issue price of $ 6.50 per share. The gross proceeds from this offering amounted to € 88,115,000.

In March 2020, we entered into a sales agreement for at-the-market (ATM) offerings up to a maximum aggregate offering price of $ 75,000,000 of our ordinary shares with Citigroup Global Markets Inc. and Cantor Fitzgerald & Co. In January 2021, we issued 585,398 ordinary shares under this sales agreement, with gross proceeds amounting to $ 3,262,000. In November 2021 we entered into a new sales agreement for ATM offerings up to a maximum aggregate offering price of $75,000,000 of our ordinary shares with Cantor Fitzgerald & Co., replacing the one entered into in March 2020. Due to the issuances described above and any future additional issuances of shares of our common stock or securities convertible into common stock, including pursuant to our shelf registration statement or our ATM facility, our shareholders may experience immediate dilution and, as a result, our stock price may decline.

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

In the third quarter of 2020, we entered into a loan facility with our senior lenders Pontifax Medison Finance and Kreos Capital. In December 2021, this loan facility was amended and increased to a total facility size of € 93,472,000.

As of December 31, 2021, an aggregate of € 13,847,000 had been drawn down under a first tranche. The amounts outstanding under this tranche may be convertible into ordinary shares at a price of $ 7.88 per share. Further, as part of this first tranche, we issued five-year warrants to purchase up to an aggregate of 302,676 ordinary shares. In addition, as of December 31, 2021, an aggregate of € 26,520,000 had been drawn down under a second tranche. The amounts outstanding under this tranche may be convertible into ordinary shares at a price of $ 11.94 per share. Further, as part of this second tranche, we issued five-year warrants to purchase up to an aggregate of 376,952 ordinary shares. We may be required to issue additional warrants to purchase ordinary shares upon further drawdowns under the facility. If our ordinary shares are issued in connection with the conversion of the loan or exercise of warrants to purchase ordinary shares, our shareholders may experience dilution and, as a result, our stock price may decline.

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

We have been a listed company since September 2014. Complying with all requirements will increase our costs, require additional management resources and qualified accounting and financial personnel, and we may fail to meet all of these obligations.

We face substantial legal, accounting, administrative and other costs and expenses as a public company. Compliance with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act of 2010, the Dutch Financial Supervision Act and the rules promulgated thereunder, as well as rules of the SEC and NASDAQ and the Dutch Corporate Governance Code, or DCGC, for example, are expected to result in ongoing increases in our legal, audit and financial compliance costs. The Securities Exchange Act of 1934, as amended (the Exchange Act) requires, among other things, that we file certain periodic reports with respect to our business and financial condition. We must also comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Complying with Section 404 is costly and management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

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

The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate and may fluctuate considerably given that market prices of technology companies have been especially volatile. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash, including any cash raised pursuant to prior offerings. Based on the average value of our gross assets and composition of our income, we believe that we were not a PFIC for the 2021 taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurance regarding our PFIC status for the current, prior or future taxable years.

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either:

●	a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States; or
●	a majority of our “executive officers” and a majority of our directors may not be U.S. citizens or residents, more than 50% of our assets cannot be located in the United States and our business must be administered principally outside the United States.

If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers.

We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs, would make some activities more time consuming and costly and could necessitate the hiring of additional accounting, financial and legal staff. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our supervisory board.

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

In addition, under Dutch law, our management board and supervisory board need to act in the interest of the company and our business. The boards are required to take into account the interests of all our stakeholders, including by promoting the sustainable success of our business and the creation of long term value for us and our business. The boards are responsible for determining our strategy and choosing our strategic direction. In doing so and depending on the circumstances they may decide to not entertain a proposed takeover or other strategic proposal, even if the proposal is supported by the majority of our shareholders and/or would create more shareholder value. The boards may also use their general authority under Dutch corporate law and the Dutch Corporate Governance Code (the DCGC) to use (ad-hoc) defensive mechanisms against and/or not co-operate with a proposal, e.g., by not providing due diligence and or by not cooperating with shareholder proposals to adopt resolutions in a general shareholder meeting that may change our strategy. The boards may for instance invoke the maximum 180 days response time set out in the DCGC and/or the Dutch statutory reflection period of up to 250 days in response to shareholder activists seeking changes in the composition of the boards and/or upon hostile takeover attempts.

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

As a Dutch company we are subject to the Dutch Corporate Governance Code (DCGC). The DCGC contains both principles and best practice provisions that regulate relations between the management board, the supervisory board and the shareholders (i.e., the general meeting of shareholders). The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (e.g., because of a conflicting NASDAQ requirement), we are required to give the reasons for such non-compliance.

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

ProQR was founded in 2012 by Daniel de Boer, Gerard Platenburg, the late Henri Termeer and Dinko Valerio. Since September 18, 2014, our ordinary shares have been listed on the NASDAQ Global Market under the ticker symbol “PRQR”. As of December 31, 2021, we had raised € 420 million in gross proceeds from our public offerings of shares and private placements of equity securities, as well as € 43 million in convertible debt. In addition, we have received grants, loans and other funding from patient organizations and government institutions supporting our programs, including from Foundation Fighting Blindness and the Dutch government under the innovation credit program.

Our legal name is ProQR Therapeutics N.V. and we were incorporated in the Netherlands on February 21, 2012. We reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. Our company is registered with the Dutch Trade Register of the Chamber of Commerce (handelsregister van de Kamer van Koophandel) under number 54600790. Our corporate seat is in Leiden, the Netherlands. The address of our headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands, telephone number +31 88 166 7000. Our U.S. office is located at 245 Main Street, Cambridge, MA 02142, USA. The name and address of our agent for service in the United States is Smital Shah, 245 Main Street, Cambridge, MA 02142, USA.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers like ProQR that file electronically with the SEC. The address of that website is www.sec.gov. We maintain a corporate website at www.ProQR.com. Information found on, or accessible through, our website is not incorporated by reference into and should not be considered a part of this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only.

B. Business Overview

Our strategy focuses on two key pillars: genetic eye disease and our Axiomer RNA base-editing technology platform.

Genetic eye disease

Inherited retinal diseases, a group of debilitating eye diseases, affecting over five million people in the world, is an area of high unmet medical need for which there is only one approved treatment available for only a few thousand patients. We believe our RNA platform based on intravitreal delivery may be suitable to repair defective RNA in the eye and stop progression or even reverse vision loss associated with the diseases. Our clinical pipeline includes sepofarsen, for CEP290-mediated Leber congenital amaurosis 10, or LCA10, and ultevursen, for USH2A-mediated Usher syndrome and retinitis pigmentosa.

RNA editing platform technologies

Beyond our clinical portfolio, we discovered and developed two novel proprietary RNA editing platform technologies, Axiomer and Trident. Since discovering the Axiomer RNA editing technology in 2014, we have established a leading IP estate in the ADAR editing space, a first industry partnership, and with its broad applicability, we believe the platform has significant further potential.

In 2021, we entered into a global licensing and research collaboration with Eli Lilly and Company where our Axiomer RNA editing platform will be used to progress new drug targets for genetic disorders in the liver and nervous system toward clinical development and commercialization.

We continuously evaluate further opportunities for beneficial collaborations or strategic partnerships to efficiently bring our medicines to patients.

We are also accelerating the development of Axiomer and expanding into areas beyond the eye, including initially liver and central nervous system (CNS), which have strong alignment with our RNA oligonucleotide delivery approaches.

Corresponding to these strategic priorities, in April 2022 we suspended our QR-1123 and QR-504a development programs, suspended our IRD research, and had a workforce reduction.

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

Our investigational RNA therapies are single-stranded RNA oligonucleotides chemically modified to enhance stability and cellular uptake. Each of our investigational RNA therapies is designed to repair a specific RNA mutation and we believe this targeted approach may offer several advantages compared to other therapeutic approaches in the treatment of the rare genetic diseases we target.

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

Sepofarsen is in development as a potential treatment for patients who have LCA10 due to the p.Cys998X mutation. Sepofarsen aims to repair the underlying cause in the RNA by splice correction. This RNA splice correction allows the production of a normal (wild-type) CEP290 protein which can restore vision in patients with LCA10. Sepofarsen is administered through intravitreal injections in the eye.

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

In February 2022 we announced that Illuminate, our pivotal Phase 2/3 trial of sepofarsen in CEP290-mediated LCA10, did not meet the primary endpoint of Best Corrected Visual Acuity (BCVA) at Month 12 compared to a sham procedure control group. Post-hoc analyses showed that the efficacy signal seen with sepofarsen when comparing active treatment and sham eyes to their corresponding contralateral eyes across BCVA, full field stimulus testing (FST), and other endpoints, including patient reported outcomes (PROs), was more consistent with the results seen in earlier findings, where the contralateral eye was used as the control. We plan to meet with the EMA and FDA to discuss these data in Q3 2022.

Data from the Illuminate trial will be presented at the Seventh Annual Retinal Cell and Gene Therapy Innovation Summit, April 29, 2022, and the Association for Research in Vision and Ophthalmology (ARVO) Annual Meeting, May 1-4, 2022.

Sepofarsen has been granted orphan drug designation by the FDA and EMA for LCA and received fast track designation by the FDA for LCA10. In 2019, we also received PRIME designation from the EMA for LCA due to the CEP290 p.Cys998X mutation as well as rare pediatric disease designation from the FDA for LCA10.

Ultevursen for USH2A-mediated Retinitis Pigmentosa and Usher Syndrome

Usher syndrome is the leading cause of combined hearing loss and blindness. Patients are usually born with moderate to severe hearing loss that may worsen over time. The retinal phenotype, known as retinitis pigmentosa, or RP, starts with night blindness followed by progressive loss of peripheral visual fields (tunnel vision) until no vision is left. The retinal phenotype can exist without the hearing loss, this disease is called RP. Both Usher syndrome and RP can be caused by mutations in the USH2A gene, which encodes a protein called usherin. To date, there are no therapies approved or product candidates in clinical development that treat the vision loss associated with USH2A mutations.

We are developing ultevursen for patients with USH2A exon 13 mutations. In the Western world, approximately 16,000 patients have vision loss due to mutations in exon 13 of the USH2A gene.

Ultevursen is a first-in-class RNA therapy aimed at modulating the RNA that then results in the expression of functional usherin protein in the eye to maintain vision. This candidate is intended to be administered by intravitreal injections.

In March 2021, we presented data from a Phase 1/2 clinical trial of ultevursen, named Stellar, in adults with Usher syndrome or nsRP due to exon 13 USH2A mutations. Results demonstrated that ultevursen given as a single intravitreal injection was observed to be well tolerated with no serious adverse events noted. Ultevursen-treated patients responded on endpoints consistent with their disease stage in both advanced and early-moderate patient populations, including BCVA and static perimetry, respectively. Concordant improvements were also measured in other endpoints assessing retinal structure and function. On the basis of these findings, we advanced ultevursen into two sham-controlled Phase 2/3 clinical trials, which dosed the first patients in December 2021. The results from the sepofarsen Illuminate trial indicated that in the enrolled patient populations, the inter-patient variability was greater than the intra-patient variability. Therefore, we believe the sham comparator is likely not the best control and the contralateral eye may be a better comparison to reduce inter-patient variability. The ultevursen program will therefore be amended following alignment with regulators to a single Phase 2/3 trial, with the potential addition of an interim/futility analysis in 2023.

Ultevursen received orphan drug designation for the treatment of RP from the FDA and EMA. Ultevursen was also granted fast track designation for Usher syndrome type 2 and rare pediatric disease designation for RP caused by USH2A exon 13 mutations by the FDA.

Novel RNA Editing Technologies

Antisense oligonucleotides (AONs) have been used as therapeutics for the last few decades. ProQR has built an extensive pipeline of investigational RNA therapies based on the technologies already available. But our scientists have gone beyond that and invented entirely new ways of using oligonucleotides for the treatment of genetic diseases. Both the Axiomer and Trident RNA editing platforms are novel, proprietary RNA technologies invented at ProQR or with our academic collaborators. We have built a broad intellectual property estate around these technologies and together with the leading academic experts in the RNA field, we continue to advance these technologies.

Our Axiomer RNA editing technology is designed to enable the editing of specific single nucleotides in RNA. The technology is based on editing oligonucleotides, or EONs, designed to recruit endogenous ADAR enzymes (Adenosine Deaminases Acting on RNA) to make single adenosine-to-inosine (A-to-I) changes in the RNA in a highly specific and targeted manner. This technology could reverse the more than 20,000 G-to-A mutations in the human population that cause disease. In vitro and in vivo work indicates that the EONs are generally applicable for the correction of mRNA G-to-A mutations. The technology is also designed to make de novo changes to protein function and therefore has broad applicability to genetic and non-genetic diseases.

A global licensing and research collaboration with Eli Lilly and Company focuses on the discovery, development, and commercialization of potential new medicines for genetic disorders in the liver and nervous system. The companies will use the Axiomer RNA editing platform to progress up to five new drug targets toward clinical development and commercialization. Under the terms of the agreement, ProQR received $50 million upfront from Lilly, and is eligible to receive up to approximately $1.25 billion in milestones, as well as royalties on potential product sales. We believe the platform holds significant further potential for strategic transactions.

Our Trident RNA pseudouridylation platform is designed to enable the suppression of nonsense mutations and premature stop codons (PTC) that cause 11% of all human genetic diseases. Since all premature stop codons contain uridine, pseudouridylation of that uridine converts those nonsense codons into sense codons. The Trident technology harnesses the endogenously expressed pseudouridylation machinery with guide RNAs to inhibit nonsense mRNA-mediated decay (NMD) in a sequence-specific manner and promote PTC readthrough. The Trident technology has the potential to be applied in genetic diseases caused by PTCs.

Our Strategy

Key elements of our strategy include:

●	Develop RNA therapies for patients in need. Through our patient-focused approach, we work to develop best-in-class therapies and to advance the understanding of conditions that we target. As RNA therapies have become an established modality, we are translating new applications in a pipeline of product candidates for patients suffering from rare diseases. Our focus on genetic eye disease will include exploring the development path for selected ophthalmology programs based on comparing active treatment and sham eyes to their corresponding contralateral eyes, subject to regulatory feedback from EMA and the FDA, whom we intend to meet with in Q3 of 2022.
●	Accelerate our RNA-editing technology platform and pipeline. Our novel and proprietary RNA editing platform technologies, Axiomer and Trident, are new ways to use oligonucleotides to edit single nucleotides in the RNA. We believe the Axiomer technology may be applicable to more than 20,000 disease-causing mutations and is designed to make de novo changes to protein function and therefore has broad applicability to genetic and non-genetic diseases. The Trident RNA editing platform technology may be applicable to 11% of all genetic diseases . We intend to use these platforms to develop novel therapies for the eye, and to expand into the liver, CNS, and beyond. We continue to validate and create value for these platforms by pursuing additional licensing, partnering and other strategic relationships outside this core therapeutic area, like our partnership with Lilly.

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

A key initiative at driving this patient voice to the heart of the work we do at ProQR is the Global Patient & Caregiver Steering Committee. Launched in January 2020, the Steering Committee is a forum for direct patient input on a wide range of topics, to ensure ProQR is meeting the needs of individuals we are striving for a solution for.

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

Sepofarsen for LCA10, splice correction for p.Cys998X CEP290 mRNA

Sepofarsen is designed to bind to pre-mRNA and silence the cryptic splice site leading to production of normal mRNA.

Sepofarsen for the Treatment of LCA10

Sepofarsen is designed to treat LCA10 by splice correction. By binding to the pre-mRNA, sepofarsen aims to silence the cryptic splice site caused by the p.Cys998X mutation. The splicing machinery can thus process the pre-mRNA correctly resulting in normal mRNA and we expect the production of full-length functional wild-type CEP290 protein. Sepofarsen is administered by intravitreal injection.

Sepofarsen received orphan drug designation from the FDA and EMA for the treatment of LCA. Sepofarsen was also granted fast track designation for LCA10 and rare pediatric disease designation by the FDA for LCA10 and PRIME designation by EMA for the treatment of LCA due to the CEP290 p.Cys998X mutation.

Clinical Development for Sepofarsen

In Phase 1/2 testing, sepofarsen was observed to significantly improve vision and the response was durable for up to 12 months. Concordant improvements in key secondary outcome measures supported the observed change in vision. In the target registration dose group (160µg/80µg), sepofarsen was well-tolerated with a favorable benefit/risk profile. Available data from the Phase 1/2 study (PQ-110-001) confirm clinical proof-of-concept as shown by the significant improvement in BCVA and is further supported by improvement in performance on the mobility course and FST. Importantly, the three endpoints analyzed showed concordant improvement, as summarized in Table 1. In approximately 60% of subjects, multiple independent measures of visual function were improved in the treated eye, but not in the contralateral eye.

Table 1. Summary of Efficacy Endpoints from the Phase 1/2 study (PR 110-001) of sepofarsen

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

Abbreviations: BRVT=Berkeley Rudimentary Vision Test; cd/m2=logarithm of candelas/square meter; CE=contralateral eye; ETDRS=Early Treatment Diabetic Retinopathy Study; LogMAR=Logarithm of the Minimum Angle of Resolution

Measurements of BCVA and functional vision (mobility) confirmed vision improvement in these subjects. In addition, clear improvement in FST was seen at both red and blue wavelengths in the treated eye only.

Performance on a mobility course was also improved. Concordant improvement in the mechanistic and functional outcome measures support the potential on-target benefits of sepofarsen.

Phase 1/2 Insight Extension Study

The ongoing Insight study, or PQ-110-002, is an open-label extension study to evaluate the safety, tolerability, efficacy, and pharmacokinetics (PK) of sepofarsen in subjects who completed participation in study PQ-110-001. Insight will provide continued access to the investigational product in the treated eye, as well as treatment of the contralateral eye. In July 2020, preliminary data from the Insight study were presented, which showed benefits consistent with the Phase 1/2 findings. We reported additional and updated data from the Insight study in November 2021 showing that the vast majority of the treated eyes have demonstrated improvement on multiple endpoints.

Mobility Course Validation Study

This study is designed to evaluated whether a mobility course using multiple light levels simulating real world conditions can detect changes in vision in subjects with a phenotype representative of LCA10. The study was conducted at 17 sites across 9 countries, and will include 48 patients in the final analysis that is underway. Once finalized, we intend to discuss with Regulators potential validation of this mobility course as an endpoint in future studies in IRDs.

Phase 1/2 Brighten Study

Brighten is a Phase 2/3 trial of sepofarsen in pediatric patients less than 8 years old. The study started in 2021 and the primary objectives of the study are safety and tolerability.

Phase 2/3 Illuminate Pivotal Trial

Illuminate (PQ-110-003) is a Phase 2/3 pivotal trial that aims at defining safety and quantifying the treatment effect, relative to masked, sham-treated control subjects, at more than one dose level (160μg/80µg target registration dose level and 80μg/40µg). This study randomized 36 patients aged 8 years or older to receive sepofarsen at the target registration dose, a low dose, or sham treatment. Enrollment was completed in January 2021. In February 2022, we reported that Illuminate did not meet the primary endpoint of BCVA at Month 12 compared to a sham procedure control group.

Phase 2/3 Illuminate post-hoc analyses

In April 2022 we reported post-hoc analyses of the trial, which showed that the efficacy seen with sepofarsen when comparing active treatment and sham eyes to their corresponding contralateral eyes across BCVA, FST, and other endpoints, including PROs, is more consistent with the results seen in earlier trials, where the contralateral eye was used as the control. The overall safety profile of sepofarsen was consistent with earlier trials.

In figure 1, when the effect in the treatment eye (TE) was compared to the untreated contralateral eye (CE) in the same patient, at Month 12, a benefit in vision was observed as a mean change from baseline in BCVA of -0.12 logMAR (n=23) in the sepofarsen treated groups. This effect was not observed in the sham treated group (n=12) with the same comparison (treated vs. contralateral eye).

Figure 1. Sepofarsen BCVA at Month 12 post-hoc analysis – no change in sham when TE is compared to sham CE

Other endpoints showed similar effect when comparing treatment to contralateral eye, including FST, as shown in figure 2.

Figure 2. Sepofarsen FST – comparing sham and contralateral eye as control

These findings were supported by the PRO analyses, based on the Patient Global Impressions-Change (PGI-C) that demonstrated that 61% of patients in the treatment groups reported an improvement in vision, as well as by Visual Function Questionnaire 25 (VFQ-25).

Figure 3 shows a post-hoc meta-analysis, combining all available data from the sepofarsen treated patients across the Phase 1/2 trial and the Illuminate Ph 2/3 trial.

Figure 3. Meta analysis combining sepofarsen Phase 1/2 and Phase 2/3 data – BCVA TE-CE shows consistent and significant benefit compared to sham TE-CE

Given the meaningful responses observed in both trials in several patients, the clear unmet need and our patient-centric approach, in the third quarter of 2022, we plan to meet with the EMA and FDA to discuss these data from the Illuminate trial. Following this discussion, we intend to share an update in Q3 or early Q4 of 2022, depending on timing of regulatory meetings.

Based on the recommendation of the DSMC, we plan to continue Illuminate, which is a 2 year study, the Brighten pediatric study, and Insight, until further regulatory guidance is obtained, after which next steps will be determined.

We plan to report data from the Illuminate trial at the upcoming Seventh Annual Retinal Cell and Gene Therapy Innovation Summit, April 29, 2022, and the Association for Research in Vision and Ophthalmology (ARVO) Annual Meeting, May 1-4, 2022.

Ultevursen for USH2A-mediated Retinitis Pigmentosa and Usher Syndrome

Usher Syndrome and RP Background

Usher syndrome is the leading cause of combined inherited deafness and blindness. Patients with this syndrome generally progress to a stage in which they have very limited central and peripheral vision and are divided in two subgroups: patients with Usher syndrome and patients that have retinitis pigmentosa (RP) due to a mutation in the USH2A gene. Patients with Usher syndrome develop vision loss in time, and are usually born with moderate to severe hearing loss that may worsen over time, whereas patients with RP develop vision loss only. Each subgroup is about 50% of the total population.

The retinal phenotype known as RP is characterized by photoreceptor degeneration that leads to progressive vision loss. The first visual symptoms typically appear during the second decade of life and start with night blindness due to the start of degeneration of rod photoreceptors. When rod degeneration progresses, patients lose their peripheral visual fields until only a residual central island of vision (tunnel vision) is left. As the disease progresses further, cone photoreceptors degenerate which eventually results in complete blindness.

Representation of USH2A Exon 13 Mutations Causing Retinitis Pigmentosa

Usher Syndrome and RP Genetics

Usher syndrome and RP can be caused by autosomal recessive mutations in the USH2A gene, encoding the protein usherin. Mutations in the USH2A gene can disrupt the production of usherin, a protein expressed in photoreceptors where it is required for their maintenance. Usherin is also expressed in the ear, where it is required for normal development of cochlear hair cells and hence, normal hearing. In the eye, defects in usherin cause RP. Exon 13 mutations represent the most common mutations in the USH2A gene.

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

Approaches for the Treatment of Usher Syndrome and RP

While the hearing deficit in patients with Usher syndrome type 2 can be at least partially mitigated using hearing aids or cochlear implants, there is no approved treatment for the vision loss associated with USH2A mutations. Disease management is supportive in nature. We believe that intravitreal RNA therapy ultevursen is the only product candidate in pivotal Phase 2/3 development for the treatment of patients with RP caused by exon 13 mutations in the USH2A gene. Due to the size of the USH2A gene, this type of RP is not amenable to a gene therapy approach. Also, given the disease affects both the peripheral and central retina, current gene replacement and gene editing approaches have fundamental limitations as these therapies must be delivered with a surgical procedure to a limited subretinal area. The important deficit in peripheral vision of USH2A patients is therefore not addressed.

Ultevursen for the Treatment of Usher Syndrome and RP

Ultevursen is being developed as a treatment for RP caused by mutations in exon 13 of the USH2A gene. Mutations in exon 13, including the prevalent c.2299delG mutation, can disrupt the production of usherin, which is required for photoreceptor maintenance. Ultevursen aims to induce excision, or skipping, of exon 13 from USH2A mRNA leading to an in-frame deletion in the USH2A mRNA. Since exon 13 encodes for a repetitive part of the usherin protein, excision of exon 13 is expected to lead to a truncated (partial), however, functional usherin protein. Because of the exon skipping approach, ultevursen is not specific to a single mutation but targets any mutation present in exon 13 of the USH2A gene.

USH2A exon 13 exon skip

Ultevursen received orphan drug designation from the FDA and EMA for the treatment of RP. Ultevursen was also granted fast track designation for Usher syndrome type 2 and rare pediatric disease designation for RP caused by USH2A exon 13 mutations by the FDA.

Clinical Development of Ultevursen

Stellar (PQ-421a-001) was a Phase 1/2 randomized, single ascending dose study designed to evaluate the safety and tolerability of ultevursen in subjects with vision loss due to mutations in exon 13 of the USH2A gene. The primary objective of the trial was to evaluate safety and tolerability. Secondary objectives included evaluating visual acuity (as measured by BCVA), visual fields (as measured by static perimetry and microperimetry), and changes in retinal structure (as measured by optical coherence tomography, or OCT). The study was conducted at expert sites in North America and Europe.

The Stellar trial completed enrollment in late 2020. The study included a total of 20 patients, of which 14 received a single dose of ultevursen and six received a single sham procedure for masking. The 14 treatment patients enrolled (mean age of 46 years) varied in their disease stage and were classified as advanced patients (defined as patients with baseline visual acuity of <70 letters or equivalent to worse than 20/40 on a Snellen chart) or early-moderate patients. Six patients met the criteria for advanced disease and eight patients met the criteria for early-moderate disease. Three different dose levels were studied. The population also varied in disease characteristics with both Usher syndrome (n=7) and nsRP (n=7) and genetic background with both homozygous (n= 9) and heterozygous (n=5) subjects for USH2A exon 13 mutations. All patients were followed for up to 48 weeks, with one patient followed up to 96 weeks.

In March 2021, results from the Stellar trial were reported.

Safety Data

Ultevursen was observed to be well tolerated with no serious adverse events reported. Two cases of pre-existing cataracts were observed, one in the treated eye and one in the untreated eye of the same patient. Both are considered not treatment related. Cataracts are known to occur as part of the background disease in in over 30% of the patients. No new cataracts were reported in the study. Cystoid macular edema, or CME, is frequently associated with the disease and is part of the natural history of the disease in over 30% of the patients, and is usually managed adequately with topical eyedrops. One subject with pre-existing CME was enrolled into the 200µg cohort. The CME progressed during the study but was classified as mild and managed with standard of care therapy. No new cases of CME occurred during the study.

Efficacy Data

Due to the different rates of disease progression between patients, the patient’s untreated contralateral eye was used as a control. In patients with advanced disease, the primary measure of efficacy is best corrected visual acuity, or BCVA. In early-moderate disease patients, the primary measure of efficacy is measurement of visual fields by static perimetry. Ultevursen-treated patients responded on endpoints consistent with their disease stage in both advanced and early-moderate patient populations. Concordant improvements were also measured in other endpoints assessing retinal structure and function.

As shown in Figure 4, the data established the dosing interval at 6 months with a sustained effect of approximately 6 months across multiple endpoints. The 6-month durability of effect is in line with the half-life of ultevursen and is the dosing regimen in the Phase 2/3 Sirius trial.

Figure 4. Sustained effect of approximately 6 months in OCT, BCVA and static perimetry

There were no observed differences in responses at the different dose levels or responses between homozygotes and heterozygotes as well as usher syndrome and RP patients.

As shown in figure 5, the advanced population demonstrated a mean benefit of 9.3 letters at the one year time point after a single injection. At 72 week follow up, the treatment benefit had further extended to a mean 13 letter benefit after a single injection. This served as the basis for the Phase 2/3 Sirius study.

Figure 5. Ultevursen Phase 1/2 mean change from baseline in BCVA after single injection

Phase 2/3 trial of ultevursen

Regulatory input was obtained on the design of two potentially pivotal trials of ultevursen– Sirius and Celeste. The first patients were dosed in these studies in December 2021.

In April 2022 following the results from the sepofarsen Illuminate trial, which indicatied that the enrolled patient population, the inter-patient variability was greater than the intra-patient variability, and therefore the sham comparator is likely not the best control and the contralateral eye may be a better comparison to reduce variability, the program will be amended to focus on a single Phase 2/3 Sirius trial with the potential addition of an interim/futility analysis in 2023. Updates on planned adjustments to the Sirius trial in light of the findings related to sham control will be provided after alignment with regulatory authorities, which we intend to seek in Q3 2022.

Phase 1/2 Helia extension study

An open-label treatment extension study, Helia, has begun enrolling eligible participants who have completed the Phase 1/2 Stellar trial. Patients will be offered multiple-dose treatments for both eyes.

Other Pipeline Programs

In April 2022 we announced a portfolio reprioritization and suspended the development of QR-1123 for autosomal dominant retinitis pigmentosa, QR-504a for Fuchs endothelial corneal dystrophy, and our earlier stage IRD research programs.

Axiomer RNA Base-Editing Platform Technology

With the Axiomer platform we discovered at the ProQR labs, we can harness the endogenous editing system in our cells to repair RNA in an entirely new way, by editing oligonucleotides (EONs) that are designed to recruit ADAR (Adenosine Deaminases Acting on RNA) enzymes to a selected target RNA where it then performs an adenosine-to-iosine (A-to-I) edit. Because an ‘I’ is read by the translation machinery as a guanosine (G) this innovative platform has the potential to reverse the 20,000 known disease-causing G-to-A mutations. In addition to reversing mutations, the technology also has the ability to make de novo changes to protein function by making edits to wild-type RNA, expanding the potential of the platform further to both genetic and non-genetic diseases.

ADAR RNA Editing

ADAR is an RNA editing system that is present in all human cells which was first discovered in 1987. In the human body, ADAR is responsible for editing RNA to, for example, to create different isoforms of proteins, change the functionality of small RNA molecules and regulate splicing. A-to-I RNA editing is a very frequently occurring natural process. Our platform evolved from the mechanism that nature developed.

Editing Oligonucleotides

We created synthetic editing oligonucleotides, or EONs, based on what we saw in nature. It mimics the double stranded RNA target sequence that is recognized by endogenous ADAR, which then deaminates the targeted ‘A’ in the RNA to create an ‘I’. The EONs are short single stranded chemically modified oligonucleotides that can be delivered without a vector. A range of chemical modifications at specific regions of the EONs help with stability and editing efficiency. For example, backbone modifications of the ADAR-binding region enable ADAR binding and improve stability of the EON. Specific modification of the dZ base in the editing enabling region has shown to greatly improve editing efficiency.

Lilly partnership

A global licensing and research collaboration with Eli Lilly and Company focuses on the discovery, development, and commercialization of potential new medicines for genetic disorders in the liver and nervous system. The companies will use the Axiomer RNA editing platform to progress up to five new drug targets toward clinical development and commercialization. Under the terms of the agreement, ProQR received $50 million upfront from Lilly, and is eligible to receive up to approximately $1.25 billion in milestones, as well as royalties on potential product sales. We believe the platform holds significant further potential for strategic transactions.

Axiomer Platform for the Treatment of Genetic Conditions

The Axiomer platform technology has broad applicability with the potential to address a wide range of currently untreatable diseases. We have optimized our design rules and can now apply these across targets which cause diseases in multiple different organs. Our focus will be on developing the platform for conditions of the eye, liver and central nervous system. We have achieved editing efficiencies of approximately 60% in cells and up to 20% editing in our human retinal organoid model. We are accelerating this work and will be selecting our internal development candidates and provide further pipeline guidance during the second half of 2022.

Intellectual property

With a portfolio of 11 patient families and one additional pending, the broad Axiomer® patent estate protects key features of EON design and ADAR recruitment. The estate protects different designs of ADAR recruiting editing oligonucleotides (EONs), recruitment of both ADAR1 and ADAR2, unmodified and chemically modified EONs and stereopure EON designs. The patents date back to 2014, protecting the platform beyond 2040

Human Capital Resources

We believe in passion and commitment and have built a strong team of ProQRians from all walks of life and approximately 35 different nationalities, who are up to the challenge and committed to make a difference for the patients we serve. We actively create a caring atmosphere, in which we love to work and maintain productive and happy lives. At ProQR we foster empowerment, self-development, creativity, and a sense of community.

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

We are committed to ensure that no employee, candidate, or job applicant receives less favorable treatment on the grounds of race, age, disability, pregnancy, religion, gender identity and expression, sexual orientation, marriage or civil partnership status. At ProQR we want to create an inclusive culture where everyone can be valued for who they are and in which individual differences and the contributions in all forms are recognized and valued.

Animal Welfare

It is required by regulatory authorities to demonstrate the safety and, if possible, efficacy of a new drug in animals before it can be tested in humans. The welfare of animals in our preclinical studies is of great importance to ProQR for reasons of ethics, quality, reliability, and applicability of scientific studies. To assure high quality (scientific) research, animal welfare is essential. By actively pursuing the 3R principles (Reduce, Refine and Replace), ProQR is committed to reduce the number of animals needed, minimize discomfort and pain of animals used, and use alternatives to animal research whenever possible.

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

External collaborators contracted for the execution of our in vivo preclinical studies, also known as contract research organizations (CROs), are selected based on their expertise, quality and accreditations for laboratory animal care and welfare. CRO facilities are audited by ProQR prior to contracting to ensure that the housing, husbandry and welfare of animals complies with the highest international standards. Personnel responsible for housing, husbandry and the care of animals must have received adequate and relevant documented education.

Manufacturing and Supply

We do not currently own or operate manufacturing facilities to produce clinical or commercial quantities of any of our product candidates. We currently contract with drug product manufacturers for the production of sepofarsen solution for intravitreal injection and ultevursen solution for intravitreal injection, and we expect to continue to do so to meet the planned clinical requirements of our product candidates.

Currently, each of the active ingredients for our manufacturing activities are supplied by single source suppliers. We have agreements for the supply of such active ingredients with manufacturers that we believe have sufficient capacity to meet our demands. In addition, we believe that adequate alternative sources for such supplies exist. We typically order clinical supplies and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements. We have a commercial supply agreement in place for the manufacturing of the active ingredient in sepofarsen. This agreement took effect in July 2019 to cover the process qualification activities, and will remain effective until ten years after the date of first commercial sale of sepofarsen. The agreement may be terminated earlier by either party in case of a material breach of the agreement, or by us in case (i) the product or the development thereof is discontinued, (ii) of insufficient supplies of the product, or (iii) of a refusal to implement changes required by regulatory authorities. During the first five years after the first commercial sale, we shall be required to exclusively order our demand of sepofarsen under this agreement, and thereafter only half the demand. Every half year, we shall submit 36 months forecasts of which the first 12 months are a binding take or pay commitment.

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

Competition

The pharmaceutical industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large pharmaceutical, biotechnology, specialty pharmaceutical, and generic drug companies, academic institutions, government agencies and research institutions. Key competitive factors affecting the commercial success of our product candidates are likely to be efficacy, safety and tolerability profile, delivery, reliability, convenience of dosing, patient recruitment for clinical studies, price and reimbursement. Many of our existing or potential competitors have substantially greater financial, technical, and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA, EMA and other regulatory approvals of products and the commercialization of those products. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a small number of our competitors. Accordingly, our competitors may be more successful than we may be in obtaining FDA or EMA approval for therapies and achieving widespread market acceptance. Our competitors’ products may be more effective, or more effectively marketed and sold, than any product candidate we may commercialize and may render our therapies obsolete or non-competitive before we can recover development and commercialization expenses.

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

Patent Rights Relating to Our LCA Program

With regard to our LCA Program and our lead candidate in the LCA space, sepofarsen, we entered into an exclusive license agreement with the Radboud University Medical Center, Nijmegen, the Netherlands in April 2014 to obtain rights in a patent family with composition of matters claims directed to antisense oligonucleotides for treating LCA and method of use claims relating to modulation of the splicing of the CEP290 gene product. Patents were granted in Europe (EP 2753694 B1), in the U.S. (US 9,771,580 and US 10,167,470), in Australia (AU 2012305053), and in Eurasia (EA 033653), and applications are currently pending in the U.S. (continuation application) as well as Brazil and Canada. The term of any patents resulting from these applications would be expected to extend to at least 2032. Furthermore, we entered into an exclusive license agreement with Inserm Transfert SA and Assistance-Publique-Hôpiteaux de Paris (AP-HP), Paris, France in January 2018 to obtain rights in a patent family with composition of matters claims directed to antisense oligonucleotides for treating LCA and method of treatment claims relating to modulation of the splicing of the CEP290 gene product. Patents were granted in the U.S. (US 9,012,425; US 9,487,782; US 9,777,272) and in Europe (EP 2718437 B1) and applications are currently pending in the U.S. (continuation application) and Europe (divisional application). The term of any patents resulting from these applications would be expected to extend to at least 2032. We amended the aforementioned license with Inserm Transfert SA and AP-HP to add a non-exclusive license with respect to a patent family with method claims directed to methods for performing antisense oligonucleotide-mediated exon skipping in the retina of a subject in need thereof. Patents were granted in Europe (EP 3019610 B1) and applications are currently pending in the U.S. (continuation application). The term of any patents resulting from these applications would be expected to extend to at least 2034.

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

License Agreement with Radboud for LCA

In April 2014, we entered into a Patent License Agreement with Radboud University Medical Center (Radboud) in the field of antisense oligonucleotide-based therapy for Leber congenital amaurosis (LCA). Under the terms of this license agreement, we have an exclusive, world-wide royalty-bearing license under certain Radboud patent rights to develop, make, have made, use, sell offer for sale and import of certain licensed products of Radboud for use in all prophylactic and therapeutic uses in the field of LCA. Pursuant to the terms of the license agreement, we are obligated to pay Radboud net-sales-related royalties in the low single digits which shall be determined on a product-by-product and country-by-country basis. If we are required to pay any third-party royalties, we may deduct that amount from that which is owed to Radboud. Radboud shall provide human resources, materials, facilities and equipment that are necessary for preclinical and clinical trials and if we do not purchase such trial facilities from Radboud, we are required to pay an increased net-sales-related royalty. In our sole discretion, we may elect to convert our obligation to pay net-sales-related royalties into one of the two lump-sum royalty options contained in the license agreement, the amount of which depends on whether we elect to convert prior to or after regulatory approval has been filed.

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

License Agreement with Ionis Pharmaceuticals, Inc. for adRP

In October 2018, we entered into a license agreement with Ionis Pharmaceuticals, Inc (Ionis). Under the License Agreement, we are required to make an upfront payment of an aggregate of up to $ 6.0 million in installments, and certain payments up to an aggregate of $ 20.0 million upon the satisfaction of certain development and sales milestones. In addition, Ionis is entitled to royalty payments in the low double digits of aggregate annual net sales, subject to minimum sales in certain circumstances, and subject to reduced rates in certain circumstances. The royalty term lasts on a product-by-product and country-by-country basis, until the later of the expiration of the patent rights licensed to us and the expiration of regulatory-based exclusivity for such product in such country. The License Agreement may also be terminated by either party based upon certain uncured material breaches by, or insolvency of, the other party, or by us at any time with advanced notice.

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

Other License Agreements

In January 2016, we entered into an agreement with Leiden University Medical Center (LUMC), which gives us a world-wide, exclusive, royalty-bearing license in the field of amyloid beta related diseases, notably Alzheimer’s disease and HCHWA-D, under certain patent rights of LUMC regarding antisense oligonucleotide based therapies. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to its CNS program. The royalties payable under this license agreement are in the low single digits. On September 12, 2017, we spun out this program into Amylon Therapeutics B.V., in which we maintain a majority ownership.

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

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (FDCA), and itsimplementing regulations and other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices, or GLP, regulations;
●	manufacture of the drug product in accordance with current Good Manufacturing Practice (GMP) regulations;
●	submission to the FDA of an IND, which must become effective before human clinical trials may begin;
●	performance of adequate and well-controlled human clinical trials according to Good Clinical Practice (GCP) regulations to establish the safety and efficacy of the proposed drug for its intended use;
●	preparation and submission to the FDA of an NDA;
●	payment of user fees for FDA review of an NDA;
●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP;
●	satisfactory completion of an FDA audit of clinical trial sites to assess compliance with GCP; and
●	review and approval by the FDA of the NDA.

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

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA. Within 15 calendar days after the sponsor determines that the information qualifies for writing, written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator's brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product drug. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.

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

Under FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a marker, such as a measurement of laboratory or clinical signs of a disease or condition that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of post-approval clinical trials sometimes referred to as Phase 4 trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies with diligence, or to confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

Breakthrough Designation

A drug product can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over available therapies on one or more clinically significant endpoints. A sponsor may request that a drug product be designated as a breakthrough therapy concurrently with, or at any time after, the submission of an IND, and the FDA must determine if the drug candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. If so designated, the FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather preclinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

Priority Review

The FDA may grant an NDA a priority review designation, which sets the target date for FDA action on the application for a new molecular entity at six months after the FDA accepts the application for filing. Priority review is granted where there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition compared to available therapies. If criteria are not met for priority review, the application is subject to the standard FDA review period of ten months after FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

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

Manufacturers and other entities involved in the manufacturing and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. The cGMP requirements apply to all stages of the manufacturing process, including the production, processing, sterilization, packaging, labeling, storage and shipment of the product. Manufacturers must establish validated systems to ensure that products meet specifications and regulatory standards, and test each product batch or lot prior to its release. Manufacturers and other parties involved in the drug supply chain for prescription drugs and biologics must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stole and intentionally adulterated products or products that are otherwise unfit for distribution in the United States.

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

Disclosure of Clinical Trial Information

Sponsors of certain clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

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

Other Healthcare Laws and Compliance Requirements

If we obtain regulatory approval of our products, we will be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, or recommendation of, an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. The term remuneration has been interpreted broadly to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback statute is violated. Violations are subject to significant civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, a claim submitted for payment to any federal healthcare program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (FCA). The Anti-Kickback Statute has been interpreted to apply to arrangements between biopharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, and on November 20, 2020, the Office of Inspector General, or OIG, finalized further modifications to the federal Anti-Kickback Statute;
●	federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA and civil monetary penalty laws which impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or

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
●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes federal criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements or using or making any false or fraudulent document in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA fraud provisions without actual knowledge of the statute or specific intent to violate it;
●	the federal transparency laws, including the provision of the ACA referred to as the federal Physician Payment Sunshine Act, that requires applicable manufacturers of covered drugs to disclose payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals and physician ownership and investment interests. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information on certain covered healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their respective business associates;
●	Federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;
●	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and
●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Healthcare legislative reform

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, in 2010, the ACA was enacted, which, among other things, subjected biologic products to potential competition by lower-cost biosimilars; addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Since its enactment, there have been judicial, Congressional and executive challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact our business.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs. At a federal level, President Biden signed an Executive Order on July 9, 2021 affirming the administration’s policy to (i) support legislative reforms that would lower the prices of prescription drug and biologics, including by allowing Medicare to negotiate drug prices, by imposing inflation caps, and, by supporting the development and market entry of lower-cost generic drugs and biosimilars; and (ii) support the enactment of a public health insurance option. Among other things, the Executive Order also directs HHS to provide a report on actions to combat excessive pricing of prescription drugs, enhance the domestic drug supply chain, reduce the price that the Federal government pays for drugs, and address price gouging in the industry; and directs the FDA to work with states and Indian Tribes that propose to develop section 804 Importation Programs in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and the FDA’s implementing regulations. FDA released such implementing regulations on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On September 25, 2020, CMS stated drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If implemented, importation of drugs from Canada may materially and adversely affect the price we receive for any of our product candidates. Further, on November 20, 2020 CMS issued an Interim Final Rule implementing the Most Favored Nation (MFN), Model under which Medicare Part B reimbursement rates would have been be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. However, on December 29, 2021 CMS rescinded the MFN rule. Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed and recent legislation imposed a moratorium on implementation of the rule until January 1, 2026. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative and/or administrative measures to control drug costs.

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

Regulation in the European Union

Product development, the regulatory approval process, and safety monitoring of medicinal products and their manufacturers in the European Union proceed in much the same manner as they do in the United States. Therefore, many of the issues discussed above apply similarly in the context of the European Union. In addition, medicinal products are subject to the extensive price and reimbursement regulations of the various European Union Member States.

Clinical Trials Approval

As is the case in the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls.

In April 2014, the European Union adopted the new Clinical Trials Regulation (EU) No 536/2014, or Regulation, which replaced the current Clinical Trials Directive 2001/20/EC, or Directive, on January 31, 2022. The transitory provisions of the new Regulation offer sponsors the possibility to choose between the requirements of the previous Directive and the new Regulation if the request for authorization of a clinical trial is submitted in the year after the Regulation became applicable. If the sponsor chooses to submit under the Directive, the clinical trial continues to be governed by the Directive until three years after the Regulation became applicable. If a clinical trial continues for more than three years after the Regulation became applicable, the Regulation will at that time begin to apply to the clinical trial.

Subject to transitional rules, The regulation overhauls the former system of approvals for clinical trials in the European Union. Specifically, the new regulation, which is directly applicable in all Member States (meaning that in principle no national implementing legislation in each Member State is required), aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure using a single entry point and strictly defined deadlines for the assessment of clinical trial applications. A regulation allowing for derogations or exemptions from certain obligations under the Clinical Trials Regulation concerning investigational medicinal products made available in the United Kingdom with respect to Northern Ireland as well as in Cyprus, Ireland and Malta has recently been proposed, but it still to be adopted.

Following the end of the Brexit transition period, the MHRA continues to authorize clinical trials in the UK. The UK has implemented the now repealed Clinical Trials Directive into national law through the Medicines for Human Use (Clinical Trials) Regulations 2004 (as amended). The extent to which the regulation of clinical trials in the UK will mirror the new Clinical Trials Regulation now that has come into effect is not yet known, however the Medicines and Healthcare products Regulatory Agency (MHRA), the UK medicines regulator, has opened a consultation on a set of proposals designed to improve and strengthen the UK clinical trials legislation. Such consultation is open until 14 March 2022.

PRIME Designation

PRIME is a voluntary scheme launched by the EMA to enhance support for the development of medicines that target an unmet medical need. The scheme focuses on medicines that may offer a major therapeutic advantage over existing treatments, or benefit patients without treatment options. These medicines are considered priority medicines by the EMA. The scheme is open to medicines under development and for which the applicant intends to apply for a marketing authorization application through the centralized procedure. This scheme is based on enhanced interaction and early dialogue with developers of promising medicines, to optimize development plans and speed up evaluation to enable accelerated assessment of medicines applications. Medicines under the PRIME scheme can expect to be eligible for accelerated assessment at the time of application for a marketing authorization. Where, during the course of development, a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn.

Acceptance into the PRIME scheme is based on the medicine’s demonstration of potential to benefit patients with unmet medical needs based on early clinical data. Applicants from the academic sector and micro-, small- and medium-sized enterprises (SMEs) can apply earlier on the basis of compelling non-clinical data and tolerability data from initial clinical trials.

Once a candidate medicine has been selected for PRIME, the EMA will:

●	appoint a rapporteur from the Committee for Medicinal Products for Human Use (CHMP) or from the Committee for Advanced Therapies (CAT) in the case of an advanced therapy, to provide continuous support and help to build knowledge ahead of a marketing-authorization application;
●	organize a kick-off meeting with the CHMP/CAT rapporteur and a multidisciplinary group of experts, so that they provide guidance on the overall development plan and regulatory strategy;
●	assign a dedicated contact point;
●	provide scientific advice at key development milestones, involving additional stakeholders such as health-technology-assessment bodies, to facilitate quicker access for patients to the new medicine; and
●	confirm potential for accelerated assessment at the time of an application for marketing authorization.

Marketing Approval

Marketing approvals under the European Union regulatory system may be obtained through a centralized or national procedure. The centralized procedure results in the grant of a single marketing authorization that is valid for all—currently 27—European Union Member States and in the additional Member States of the European Economic Area (Iceland, Liechtenstein and Norway).

The United Kingdom ceased to be a Member State of the European Union at 23:00 GMT on January 31, 2020, following which the United Kingdom entered a Transition Period until 23:00 GMT on December 31, 2020. During that time, the Centralized Procedure continued to apply in the United Kingdom. At the end of the Transition Period, Brexit-related statutory instruments amended the United Kingdom’s primary medicines legislation, the Human Medicines Regulations 2012. Under those Regulations (as amended), an existing EU marketing authorization (i.e., following the Centralized Procedure): (a) remains valid in Northern Ireland (insofar as it authorizes the sale or supply of a medicinal product in Northern Ireland); and (b) has effect as a “UKMA(GB)” (being a UK marketing authorization in force in Great Britain) granted under the Human Medicines Regulations 2012 (insofar as it authorizes the sale or supply of a medicinal product in Great Britain), unless the authorization holder has opted out). Further information on the marketing authorization regime in the United Kingdom is included in the Marketing Approval in the United Kingdom – Post-Brexit Regime section below.

Pursuant to Regulation (EC) No. 726/2004, as amended, the centralized procedure is mandatory for certain types of products, including products designated as orphan medicinal products pursuant to Regulation (EC) No. 141/2000, medicines produced by biotechnological processes, advanced-therapy medicines (gene-therapy, somatic cell-therapy or tissue-engineered medicines), and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto- immune and other immune dysfunctions and viral diseases. The CHMP also has the discretion to permit other products to use the centralized procedure if they contain a new active substance, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Given that sepofarsen and ultevursen have been granted orphan designation in the EU, they qualify, at the present time, for the centralized procedure.

In the marketing authorization application, or MAA, the applicant has to properly and sufficiently demonstrate the quality, safety and efficacy of the product. Under the centralized procedure, the CHMP, possibly in conjunction with other committees, is responsible for drawing up the opinion of the EMA on any matter concerning the admissibility of the files submitted in accordance with the centralized procedure, such as an opinion on the granting, variation, suspension or revocation of a marketing authorization, and pharmacovigilance.

The CHMP and other committees are also responsible for providing guidance and have published numerous guidelines that may apply to our product candidates. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of products and may include, among other things, the preclinical studies required in specific cases; and the manufacturing and control information that should be submitted in an MAA; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain approval for any of our product candidates.

The maximum timeframe for the evaluation of an MAA by the CHMP under the centralized procedure is 210 days after receipt of a valid application, excluding clock stops, where additional information or written or oral explanation is to be provided by the applicant in response to the questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. When an application is submitted for a marketing authorization in respect of a product which is expected to be of major public interest, particularly from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure. If the CHMP accepts such request, the timeframe of 210 days for assessment will be reduced to 150 days (excluding clock stops) but it is possible that the CHMP can revert to the standard time-limit for the centralized procedure if it considers that the application is no longer appropriate to conduct an accelerated assessment.

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

European Union legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No. 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, innovative medicinal products approved on the basis of complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents applicants for authorization of generics of biosimilars of these innovative products from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU, during a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization application can be submitted and authorized, and the innovator’s data may be referenced, but no generic or biosimilar medicinal product can be placed on the EU market until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a compound is considered to be an innovative medicinal product, so that the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained a marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical trials.

Additional rules apply to medicinal products for pediatric use under Regulation (EC) No. 1901/2006. Potential incentives include a six-month extension of any supplementary protection certificate granted pursuant to Regulation (EC) No. 469/2009, however not in cases in which the relevant product is designated as an orphan medicinal product pursuant to Regulation (EC) No. 141/2000, as amended. Instead, medicinal products designated as orphan medicinal products that qualify for additional protections under Regulation (EC) No. 1901/2006 may enjoy an extension of the ten-year market exclusivity period granted under Regulation (EC) No. 141/2000 to twelve years subject to the conditions applicable to orphan medicinal products.

Marketing Approval in the United Kingdom – Post-Brexit Regime

Following the end of the Brexit-related Transition Period at 23:00 GMT on December, 31 2020, the MHRA is the UK’s stand-alone medicines and medical devices regulator, taking any decisions and carrying out any functions which were previously carried out at the EU-level by the EMA (except for decisions on marketing authorization applications made through the EU procedures to market products in Northern Ireland).

Under the Human Medicines Regulations 2012 (as amended), all existing EU marketing authorizations issued through the Centralized Procedure, insofar as they authorized the marketing of products in Great Britain, were automatically converted into “UKMA(GB)s” (being UK marketing authorizations in force in Great Britain), effective from the end of the Transition Period. MAHs could choose to opt out (by January 21, 2021) of the conversion process for all or some of their products approved under the Centralized Procedure. To support ongoing regulation of these converted marketing authorizations, the MHRA required certain baseline data to be submitted by the MAH within one year of the end of the Transition Period (in accordance with the applicable regulatory provisions and guidance). Converted marketing authorizations are treated as if they were granted on the date on which the corresponding EU marketing authorization was granted.

There are additional processes and procedures under the Human Medicines Regulations 2012 for applications under the Centralized Procedure which were pending on January 1, 2021, as well as for products that were approved or pending approval under the decentralized and mutual recognition procedures.

Amongst other things, there are also additional processes and procedures in respect of: (a) variations or renewals of EU marketing authorizations submitted to the EMA but not granted before January 1, 2021; (b) variations of EU marketing authorizations submitted to the EMA after January 1, 2021 but before the baseline data submission date; and (c) renewals of EU marketing authorizations submitted to the EMA after January 1, 2021 but before the baseline data submission date.

Under the Northern Ireland Protocol, medicinal products authorized via the Centralized Procedure will be directly authorized for use in Northern Ireland. That is, existing and future centrally authorized products at EU level will remain valid for marketing products in Northern Ireland. Any variations to the EU marketing authorizations will be centrally managed by the EMA.

Going forward, the MHRA has several routes through which applicants can apply for a new UK marketing authorization – being a UKMA(NI) (an authorization in force in Northern Ireland), UKMA(GB) (an authorization in force in Great Britain) or a UKMA(UK) (an authorization in force in the whole United Kingdom) – the particular route depending on the intended market and type of application. There are requirements as to where the applicant for such a marketing authorization must be established, depending on the intended market and the application procedure followed.

When determining an application for a UKMA(GB), for two years from January 1, 2021, the MHRA may rely on decisions taken by the European Commission on the approval of new EU marketing authorizations through the Centralized Procedure. The MHRA also has the power to have regard to marketing authorizations approved in European Union Member States (or Iceland, Liechtenstein, Norway) through decentralized or mutual recognition (but not purely national procedures) procedures, with a view to granting marketing authorizations in the UK or Great Britain.

Orphan Designation Regulation

In the European Union, Regulation (EC) No. 141/2000, as amended, states that a product will be designated as an orphan medicinal product if its sponsor can establish:

●	that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition;
●	either (i) such condition affects no more than five in ten thousand persons in the EU when the application is made, or (ii) that it is unlikely that the product, without the benefits derived from orphan status, would generate sufficient return in the EU to justify the necessary investment in its development; and
●	that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the product would be of a significant benefit to those affected by that condition compared to products available for the condition.

Regulation (EC) No. 847/2000 sets out further provisions for implementation of the criteria for designation of a product as an orphan medicinal product. An application for the designation of a products as an orphan medicinal product must be submitted at any stage of development of the product before filing of a marketing authorization application. Orphan designations have been granted by the European Commission to sepofarsen (EU/3/16/1641) ultevursen (EU/3/18/1973), and QR-411 (EU/3/17/1853).

Orphan designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following grant of a marketing authorization. During this market exclusivity period, neither the EMA nor the European Commission nor any of the competent authorities in the EU Members States can accept an application or grant a marketing authorization for a “similar medicinal product”. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. This ten year period may however be reduced to six years if, at the end of the fifth year, it is established, with respect to the product concerned, that the criteria for orphan designation are no longer met, for example when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity. Notwithstanding the foregoing, a marketing authorization may be granted, for the same therapeutic indication, to a similar medicinal product if:

●	the holder of the marketing authorization for the original orphan medicinal product has given its consent to the second applicant;
●	the holder of the marketing authorization for the original orphan medicinal product is unable to supply sufficient quantities of the product; or
●	the second applicant can establish in the application that the second product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior.

Regulation (EC) No. 847/2000 lays down definitions of the concept of ‘clinical superiority’. Orphan designation does not shorten the duration of the regulatory review and approval process.

Centrally authorized EU marketing authorizations (including in respect of orphan products) immediately in force prior to the end of the Transition Period have been converted to UKMA(GBs) (in respect of products marketed in Great Britain) (unless the authorization holder has opted-out) and otherwise have continued effect in Northern Ireland.

For new marketing authorizations, the MHRA has assumed responsibility for orphan designation in the United Kingdom. If a medicinal product has already been designated orphan under EU Regulation (EC) No. 141/2000, then a Great Britain orphan marketing authorization (UKMA(GB)) application can be made under the Human Medicines Regulations 2012 (as amended). A new UK-wide (UKMA(UK)) or Northern Ireland (UKMA(NI)) orphan marketing authorization application can be considered only where there has been no EU-level orphan designation. Currently, the requirements for orphan designation in the United Kingdom largely mirror those in the EU. A main difference to the EU system is that there is no pre-marketing authorization orphan designation in the United Kingdom. Instead, in the United Kingdom, the MHRA will make a decision on orphan status at the time it decides whether to approve the marketing authorization application.

As in the European Union, medicinal products with orphan status in will benefit from up to ten years of market exclusivity, from the date of first approval of the product in the United Kingdom. In the case of centrally authorized orphan marketing authorizations that have been converted to UKMA(GB)s under the Human Medicines Regulations 2012 and that otherwise continue to apply in Northern Ireland, the remaining market exclusivity periods will continue to apply.

Manufacturing and Manufacturers’ License

Pursuant to Directive 2003/94/EC, as transposed into the national laws of the Member States, the manufacturing of investigational medicinal products and approved medicinal products is subject to a separate manufacturer’s license and must be conducted in strict compliance with cGMP requirements, which mandate the methods, facilities, and controls used in manufacturing, processing, and packing of drugs to assure their safety and identity. Manufacturers must have at least one qualified person permanently and continuously at their disposal in the European Union. The qualified person is ultimately responsible for certifying that each batch of finished product released onto the market has been manufactured in accordance with cGMP and the specifications set out in the marketing authorization or investigational medicinal product dossier. cGMP requirements are enforced through mandatory registration of facilities and inspections of those facilities. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

The provisions of Directive 2003/94/EC, as transposed in the UK, have generally been preserved in the UK following the end of the Brexit Transition Period (subject to applicable amendments to ensure its effective operation in the post-Brexit context). The UK-EU Trade and Cooperation Agreement also contains provisions relating to the mutual recognition of cGMP inspections and documentation.

Advertising

In the European Union and the UK, the promotion of prescription medicines is subject to intense regulation and control, including EU and national legislation as well as self-regulatory codes (industry codes). Advertising legislation inter alia includes a prohibition on direct-to-consumer advertising of prescription only medicines. All prescription medicines advertising must be consistent with the product’s approved summary of products characteristics, and must be factual, accurate, balanced and not misleading. Advertising of prescription medicines pre-approval or off-label is not allowed. Some jurisdictions require that all promotional materials for prescription medicines be subjected to either prior internal or external regulatory review and approval.

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

Reimbursement

In the European Union, the pricing and reimbursement mechanisms by private and public health insurers vary largely by country and even within countries. The public systems reimbursement for standard drugs is determined by guidelines established by the legislator or responsible national authority. The approach taken varies by Member State. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other Member States allow companies to fix their own prices for medicines, but monitor and control company profits and may limit or restrict reimbursement. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products and some of EU countries require the completion of studies that compare the cost-effectiveness of a particular product candidate to currently available therapies in order to obtain reimbursement or pricing approval. Special pricing and reimbursement rules may apply to orphan medicinal products. Inclusion of orphan medicinal products in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any medicine. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results based rules of reimbursement may apply.

The UK also has its own pricing and reimbursement rules.

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the EU Member States, plus Norway, Liechtenstein and Iceland.

C. Organizational structure

At December 31, 2021, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

●	ProQR Therapeutics Holding B.V. (the Netherlands, 100%);
●	ProQR Therapeutics I B.V. (the Netherlands, 100%);
●	ProQR Therapeutics II B.V. (the Netherlands, 100%);
●	ProQR Therapeutics III B.V. (the Netherlands, 100%);
●	ProQR Therapeutics IV B.V. (the Netherlands, 100%);
●	ProQR Therapeutics V B.V. (the Netherlands, 100%);
●	ProQR Therapeutics VI B.V. (the Netherlands, 100%);
●	ProQR Therapeutics VII B.V. (the Netherlands, 100%);
●	ProQR Therapeutics VIII B.V. (the Netherlands, 100%);
●	ProQR Therapeutics IX B.V. (the Netherlands, 100%);
●	ProQR Therapeutics I Inc. (United States, 100%); and
●	Amylon Therapeutics B.V. (the Netherlands, 80%).

ProQR Therapeutics N.V. is also the statutory director of Stichting Bewaarneming Aandelen ProQR (ESOP Foundation) and has full control over this entity. At December 31, 2021, ProQR Therapeutics Holding B.V. held a 4.9% minority shareholding in Yarrow Biotechnology, Inc.

D. Property, Plants and Equipment

The Company leases office and laboratory facilities of 4,818 square meters at Zernikedreef in Leiden, the Netherlands, where our headquarters and our laboratories are located. The current lease agreement for these facilities terminates on June 30, 2031 and may be renewed for subsequent 5-year terms. The Company also leases office space in the United States, at CIC Cambridge. The office space currently measures 13 square meters and is located at 245 Main Street, Cambridge, MA 02142. We believe that our existing facilities are adequate to meet current needs and that suitable alternative spaces will be available in the future on commercially reasonable terms.

Item 4A: Unresolved Staff Comments

Not applicable.

Item 5: Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements, including the notes thereto, included elsewhere in this Annual Report. The following discussion is based on our financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) which might differ in material respects from generally accepted accounting principles in the United States. In addition to historical financial information, the following discussion and analysis includes forward-looking statements that involve risks, uncertainties and assumptions. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results and timing may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under Item 3.D: “Risk factors” and elsewhere in this Annual Report.

A. Operating Results

Overview

To date, we have financed our operations primarily through our initial public and follow-on offerings, our ATM facility and private placements of equity securities, convertible loans, licensing and research collaborations and to a lesser extent through funding from governmental bodies and patient organizations, Foundation Fighting Blindness (FFB) and Netherlands Enterprise Agency (RVO).

In September 2021, the Company issued 3,989,976 shares to Eli Lilly and Company (‘Lilly”) pursuant to the global licensing and research collaboration between the Company and Lilly, resulting in gross proceeds of € 23,223,000, with no significant transaction costs. In addition, an up-front payment of € 17,651,000 was received in October 2021.

In April 2021, the Company consummated an underwritten public offering of 15,923,077 ordinary shares at an issue price of $ 6.50 per share. The gross proceeds from this offering amounted to € 88,115,000 while the transaction costs amounted to € 5,499,000, resulting in net proceeds of € 82,616,000.

In the third quarter of 2020, the Company entered into a convertible debt financing agreement with Pontifax Medison Finance and Kreos Capital, under which an amount of € 13.9 million was drawn down initially. In December 2021, this agreement was amended. Under the amended agreement, the Company has drawn down an additional $ 26.5 million that will mature over a 54-month period and has an interest-only period of 33 months. The amendment replaces the two undrawn tranches under the original convertible debt financing agreements. As of December 31, 2021, an aggregate of € 40,367,000 had been drawn down under the convertible debt financing agreement with Pontifax Medison Finance and Kreos Capital.

In March 2020, the Company entered into a sales agreement that permitted the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold in one or more at-the-market offerings with Citigroup Global Markets, Inc. and Cantor Fitzgerald & Co. In 2020, no shares were issued pursuant to this ATM facility. In January 2021, the Company issued 585,398 ordinary shares under this sales agreement. The gross proceeds from this sale amounted to € 2,767,000, with transaction costs amounting to € 114,000, resulting in net proceeds of € 2,653,000.

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

At December 31, 2021, we had cash and cash equivalents of € 187,524,000. In 2021, our revenues consist of non-refundable upfront fees and research and development service fees in connection with collaboration and license agreements. To date, we have not generated any revenues from royalties or product sales. Based on our current plans, we do not expect to generate royalty or product revenues for the foreseeable future.

We have generated losses since our inception in February 2012. For the years ended December 31, 2021, 2020 and 2019, we incurred net losses of € 61,680,000, € 46,614,000 and € 56,746,000, respectively. At December 31, 2021, we had an accumulated deficit of € 317,770,000. We expect to continue incurring losses for the foreseeable future as we continue our preclinical studies of our product candidates, continue clinical development of our product candidates sepofarsen and ultevursen, increase investments in our other research programs, including the Axiomer platform.

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for financial years beginning on or after January 1, 2021 that had a material impact on our financial statements.

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning on after January 1, 2022 and have not been applied in preparing these consolidated financial statements. None of these are expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions. The Company does not plan to adopt these standards early.

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

Financial Operations Overview

Revenue

Revenues to date have consisted principally of non-refundable upfront fees and research and development service fees in connection with collaboration and license agreements.

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

●	Ultevursen for the treatment of Usher syndrome

The research and development costs relating to our product candidate ultevursen primarily consist of salaries, costs paid to CROs for managing the clinical study and costs for statistical analyses. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities.

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

The research and development costs relating to our product candidate QR-504 primarily consist of toxicology studies and salaries, as well as costs paid to CROs for managing the clinical study and costs for statistical analyses. In addition, we incurred costs relating to the manufacturing of drug product for use in our clinical trial.

●	Other development programs

Other research and development expenses mainly relate to our innovation unit, which is our internal discovery engine. Our innovation unit has been active in building a pipeline based upon our toolbox of RNA technologies that we have in-licensed or developed in-house, including Axiomer. These expenses primarily consist of salaries, costs for production of the preclinical compounds and costs paid to CROs for our preclinical studies.

For the years ended December 31, 2021, 2020 and 2019, we incurred expenses of € 42,220,000, € 38,135,000 and € 46,491,000, respectively, on research and development.

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. Research and development expenses are expected to moderately increase as we initiate and continue clinical trials for sepofarsen and ultevursen, and continue to invest in the Axiomer platform.

Changes in internal or external variables with respect to the development of sepofarsen, ultevursen, or any other product candidate that we may develop could result in a significant change in the costs and timing associated with the development of such product candidate. For example, if the FDA, EMA or other regulatory authority were to require us to conduct preclinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs.

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

Share-Based Compensation

Share-based compensation reflects the costs of our equity-settled share option plan, which are measured at the fair value of the options and restricted stock units at the grant date, and which are recognized over the course of each of the separate vesting tranches of the applicable vesting period of the options involved. The share-based compensation is recognized in the income statement, with a corresponding entry to the equity-settled employee benefits reserve, which is part of equity. See note 13(d) to the financial statements included elsewhere in this Annual Report for additional information on share-based compensation.

Finance Income

To date, our cash and cash equivalents have been deposited primarily in savings and short-term deposit accounts. Savings and deposit accounts generated a limited amount of interest income or interest expense. In 2021, 2020 and 2019 we held deposits in U.S. dollars.

Income Tax

Due to the operating losses incurred since inception the Company has no income tax provisions as at December 31, 2021. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have not yet recognized any deferred tax asset related to operating losses. Also, no other transactions have occurred that would lead to a deferred tax position.

Results of Operations

Comparison of the periods ended December 31, 2021 and 2020

The following table sets forth our results of operations for the periods indicated.

	Year ended December 31,
	2021	2020	Change

	(€ in thousands)

Revenue	1,354	—	1,354
Other income	1,043	9,452	(8,409)
Research and development costs	(42,220)	(38,135)	(4,085)
General and administrative costs	(17,368)	(13,685)	(3,683)
Operating result	(57,191)	(42,368)	(14,823)
Finance income	616	313	303
Finance expense	(3,405)	(4,029)	624
Results related to financial liabilities measured at fair value through profit or loss	(1,880)	(84)	(1,796)
Results related to associates	(217)	(322)	105
Gain on disposal of associate	514	—	514
Corporate income taxes	(117)	(124)	7
Net loss	(61,680)	(46,614)	(15,066)

Revenue

In 2021, we realized revenue from our license and research collaboration agreements with Eli Lilly and Yarrow.

Other income

In 2020 ProQR received a final waiver of the full amount of the Innovation credit for the Company’s cystic fibrosis program. Consequently, other income in 2020 included a gain of € 8,423,000 relating to this waiver. In 2021 and 2020, other income also included grant income from the Foundation Fighting Blindness (FFB) for the purpose of developing ultevursen. FFB grant income amounted to € 977,000 in 2021 compared to € 624,000 in 2020.

Research and development costs

Research and development costs amounted to € 42,220,000 for the year ended December 31, 2021 compared to € 38,135,000 for the year ended December 31, 2020. These costs were primarily related to our product candidates, sepofarsen, ultevursen, QR-1123, QR-504a and our innovation unit. Our research and development expenses are highly dependent on the development phases of our product candidates and are expected to stay largely at the same level, although they may fluctuate significantly from period to period.

The increase in research and development costs in the year ended December 31, 2021 compared to the year ended December 31, 2020 is mainly due to:

●	costs we incurred for the Phase 2/3 clinical trials for ultevursen, which commenced in 2021;
●	costs we incurred for the Phase 2/3 clinical trial for sepofarsen, which increased in 2021 compared to 2020, when the related costs were lower due to delays caused by the COVID-19 pandemic;
●	higher employee benefits (excluding share-based compensation) resulting from an increase in the average number of research and development staff in 2021 compared to 2020;
●	the above effects are partly offset by decreased share-based compensation, reflecting grants of share options to research and development staff.

General and administrative costs

General and administrative costs amount to € 17,368,000 for the year ended December 31, 2021 compared to € 13,685,000 for the year ended December 31, 2020. The increase in general and administrative costs in the year ended December 31, 2021 compared to the year ended December 31, 2020 is mainly due to:

●	costs we incurred for preparing for potential future commercialization of our product candidates;
●	higher employee benefits (excluding share-based compensation) resulting from an increase in the average number of general and administrative staff in 2021 compared to 2020;
●	the above effects are partly offset by decreased share-based compensation, reflecting grants of share options to general and administrative staff.
●	Increased costs for our D&O insurance.

Financial expense

We had financial expenses of € 3,405,000 for the year ended December 31, 2021, as compared to € 4,029,000 for the year ended December 31, 2020. The financial expenses mainly reflect foreign exchange results on cash and cash equivalents denominated in U.S. dollars and interest expenses.

Comparison of the periods ended December 31, 2020 and 2019

Reference is made to our 2020 annual report on form 20-F, filed on March 24, 2021, for a comparison of the periods ended December 31, 2020 and 2019.

B. Liquidity and Capital Resources

To date, we have financed our operations through our IPO, follow-on offerings, ATM facilities, private placements of equity securities, convertible loans, licensing and research collaborations, and funding from governmental bodies and patient organizations.

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

The description of the agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is attached hereto as Exhibit 4.17 and incorporated by reference herein. In January 2021, the Company issued 585,398 ordinary shares under this sales agreement. The gross proceeds from this sale amounted to € 2,767,000, with transaction costs amounting to € 114,000, resulting in net proceeds of € 2,653,000.

In April 2021, the Company consummated an underwritten public offering of 15,923,077 ordinary shares at an issue price of $ 6.50 per share. The gross proceeds from this offering amounted to € 88,115,000 while the transaction costs amounted to € 5,499,000, resulting in net proceeds of € 82,616,000.

In September 2021, the Company issued 3,989,976 shares to Eli Lilly and Company (‘Lilly”) pursuant to the global licensing and research collaboration between the Company and Lilly, resulting in net proceeds of € 23,223,000.

As at December 31, 2021 the Company’s outstanding shares totaled 71,290,805. The following items may result in future dilution for our shareholders:

●	1,065,516 treasury shares held by the Company, which can be used for all general purposes including option exercises under the employee stock option plan;
●	2,509,060 treasury shares held by the ESOP foundation, which can be used for option exercises under the employee stock option plan;
●	10,693,620 shares authorized for issuance for future grants under the employee stock option plan;
●	5,209,577 conversion options and warrants held by convertible debt holders.

If all of the above items were converted into shares at December 31, 2021, the number of outstanding shares would be 90,768,578.

Cash Flows

The table below summarizes our statement of cash flows for the years ended December 31, 2021 and 2020.

	Year ended December 31,
	2021	2020	Change

	(€ in thousands)

Net cash used in operating activities	(26,012)	(47,060)	21,048
Net cash used in investing activities	(425)	(924)	499
Net cash generated by financing activities	136,832	14,500	122,332
Net increase/(decrease) in cash and cash equivalents	110,395	(33,484)	143,879
Currency effect cash and cash equivalents	1,291	(2,628)	3,919
Cash and cash equivalents at the beginning of the period	75,838	111,950	(36,112)
Cash and cash equivalents at the end of the period	187,524	75,838	111,686

Net cash used in operating activities decreased from € 47,060,000 in the year ended December 31, 2020 to € 26,012,000 in the year ended December 31, 2021. This is mainly caused by the receipt of the Eli Lilly up-front payment of € 17,651,000 in October 2021 and other changes in working capital.

Net cash used in investing activities decreased from € 924,000 in the year ended December 31, 2020 to € 425,000 in the year ended December 31, 2021. This decrease was primarily due to decreased investments in laboratory equipment and equipment used in our clinical studies. In addition, certain equipment used in our clinical studies was sold in 2021.

Net cash generated by financing activities increased from € 14,500,000 in the year ended December 31, 2020 to € 136,832,000 in the year ended December 31, 2021. In April 2021, the Company raised gross proceeds of € 88,115,000 from the issuance of 15,923,077 ordinary shares. Transaction costs amounted to € 5,499,000, resulting in net proceeds of € 82,616,000. In addition, In September 2021, the Company issued 3,989,976 shares to Eli Lilly and Company pursuant to a global licensing and research collaboration, resulting in net proceeds of € 23,223,000. Finally, in December 2021, we issued additional convertible loans resulting in net proceeds of € 26,520,000.

Reference is made to our 2020 annual report on form 20-F, filed on March 24, 2021, for a comparison of the periods ended December 31, 2020 and 2019.

Cash and Funding Sources

The table below summarizes our main sources of financing for the years ended December 31, 2021, 2020 and 2019.

	Equity	Convertible	Government
	Capital	Loans	Borrowing	Total

	(€ in thousands)

Year ended December 31, 2019	48,550	690	2,027	51,267
Year ended December 31, 2020	—	13,791	579	14,370
Year ended December 31, 2021	108,477	26,520	1,137	136,134
Total	157,027	41,001	3,743	201,771

In 2021, our main sources of funding consisted of an underwritten public offering of 15,923,077 ordinary shares in April, resulting in net proceeds of € 82,616,000. In addition, In September 2021, we issued 3,989,976 shares to Eli Lilly and Company pursuant to a global licensing and research collaboration, resulting in net proceeds of € 23,223,000. Finally, in December 2021, additional convertible loans were issued that resulted in net proceeds of € 26,520,000.

In 2020, our primary source of financing was the issuance of convertible loans, resulting in net proceeds of € 13,791,000. Our primary source of funding in 2019 was the underwritten public offering of 10,454,545 ordinary shares in October, resulting in net proceeds of € 48,550,000.

In July 2020, the Company entered into a convertible debt financing agreement with Pontifax Medison Debt Financing. Under the agreement, the Company will have access to up to $ 30 million in convertible debt financing in three tranches of $ 10 million each that will mature over a 54-month period and have an interest-only period of 24 months. One tranche of $ 10 million had been drawn down as at December 31, 2020. A second close of the convertible debt financing agreement was completed in August 2020 with Kreos Capital. Under the second agreement, the Company will have access to up to € 15 million in convertible debt financing in three tranches of € 5 million each that will mature over a 54-month period and have an interest-only period of 24 months. One tranche of € 5 million had been drawn down as at December 31, 2021.

Pontifax and/or Kreos (the ‘Lenders’) may elect to convert the outstanding loans into ProQR ordinary shares at any time prior to repayment at a fixed conversion price of $ 7.88 per share. ProQR also has the ability to convert the loans into its ordinary shares, at the same conversion price, if the Company’s stock price reaches a pre-determined threshold. In connection with the loan agreement, the Company issued to the Lenders warrants to purchase up to an aggregate of 302,676 shares of its common stock at a fixed exercise price of $ 7.88.

On December 29, 2021, the Company amended its convertible debt financing agreement with the Lenders. Under the amended agreement, the Company has drawn down an additional $ 30 million that will mature over a 54-month period and has an interest-only period of 33 months. The amendment replaces the two undrawn tranches under the original convertible debt financing agreements.

The Lenders may elect to convert the outstanding loans into ProQR ordinary shares at any time prior to repayment at a fixed conversion price of $ 11.94 per share. ProQR also has the ability to convert the loans into its ordinary shares, at the same conversion price, if the Company’s stock price reaches a pre-determined threshold. In connection with the amended loan agreement, the Company issued to the Lenders warrants to purchase up to an aggregate of 376,952 shares of its common stock at a fixed exercise price of $ 11.94.

Convertible loans were issued to Amylon Therapeutics B.V. in 2018 and 2019 and are interest-bearing at an average rate of 8% per annum. They are convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 – 36 months in equal quarterly terms.

At December 31, 2021, we had borrowings of € 44,090,000, which consisted of borrowings from a government body (€ 3,077,000) and convertible loans (€ 39,538,000). Cash is denominated in both U.S. dollars and euros.

At December 31, 2020, we had borrowings of € 17,324,000, which consisted of borrowings from a government body (€ 10,315,000) and convertible loans (€ 14,247,000). Cash is denominated in both U.S. dollars and euros.

For a description of our financial commitments, see below.

Funding Requirements

Our material cash requirements from known contractual and other obligations include contractual commitments to repay borrowings, lease liabilities, and trade and other payables. In 2022, such cash requirements include the following undiscounted amounts:

●	Borrowings amounting to € 7,520,000.
●	Lease liabilities amounting to € 2,378,000
●	Trade and other payables amounting to € 12,181,000.

Beyond 2022, our cash requirements include the following undiscounted amounts:

●	Borrowings amounting to € 51,472,000.
●	Lease liabilities amounting to € 2,378,000
●	Trade and other payables amounting to € 12,181,000.

We expect that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into 2025. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our present and future funding requirements will depend on many factors, including, among other things:

●	the investments required to further develop our Axiomer platform and the results of current and potential future collaborations involving the Axiomer technology.
●	the progress, timing, resumption and completion of preclinical testing and clinical trials for our current or any future product candidates;
●	the number of potential new product candidates we identify and decide to develop;
●	the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our current or any future product candidates;
●	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;
●	the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates;
●	any licensing or milestone fees we might have to pay during future development of our current or any future product candidates;
●	selling and marketing activities undertaken in connection with the anticipated commercialization of our current or any future product candidates and costs involved in the creation of an effective sales and marketing organization; and
●	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our product candidates, if approved.

For more information as to the risks associated with our future funding needs, see Item 3.D: “Risk Factors”.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019

	(€ in thousands)

Purchases of tangible fixed assets	718	924	835

The increase in purchases of tangible fixed assets from € 835,000 in 2019 to € 924,000 in 2020 was primarily due to our investments in laboratory equipment and equipment used in our clinical studies in 2020. Purchases of tangible fixed assets decreased to € 718,000 in 2021. This decrease was primarily due to lower investments in laboratory equipment and equipment used in our clinical studies.

Commitments

Rent

Since 2012, the Company is domiciled in Leiden, the Netherlands. We are currently a party to a lease agreement for laboratory and office space in Leiden. The commitment for lease liabilities that is included in the table under ‘Contractual obligations and commitments’ above consists of our commitment under this laboratory and office space lease agreement and our commitment under a research space rental agreement in London, UK.

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

Clinical support agreements

On February 9, 2018, we entered into an agreement with Foundation Fighting Blindness, or FFB, under which FFB will provide funding of $ 7.5 million to advance ultevursen into the clinic and will receive future milestones.

Pursuant to the terms of the agreement, we are obligated to make a one-time milestone payment to FFB of up to $ 37.5 million, payable in four equal annual installments following the first commercial sale of ultevursen, the first of which is due within 60 days following the first commercial sale. We are also obligated to make a payment to FFB of up to $ 15 million if we transfer, sell or license ultevursen other than for certain clinical or development purposes, or if we enter into a change of control transaction. However, the payment in the previous sentence may be set-off against the $ 37.5 million milestone payment. Either FFB or we may terminate the agreement for cause, which includes our material failure to achieve certain commercialization and development milestones. Our payment obligations survive the termination of the agreement.

Research and development commitments

The Company has committed itself to a number of obligations amounting to € 27,884,000 at December 31, 2021 (2020: € 12,003,000). Of these obligations an amount of € 13,024,000 is due in 2021, the remainder is due in 1 to 5 years.

Our commitments are set out in more detail in notes 25 and 26 to the financial statements as included elsewhere in this Annual Report.

C. Research and Development

See Item 4.B: “Business Overview” and Item 5: “Operating and Financial Review and Prospects”.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on the Company’s net income, profitability, liquidity or capital resources, or that caused the reported financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see Item 5.A: “Operating results”.

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

F. Safe Harbor

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Language Regarding Forward-Looking Statements”.

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

Our supervisory board is currently composed of the following members, all of whom are independent under applicable NASDAQ standards and all of whom, with the exception of Mr. Dinko Valerio, are independent under the Dutch Corporate Governance Code (DCGC):

Name	Date of Birth	Position	Member Since	Term expires
Dinko Valerio	August 3, 1956	Member of the Supervisory Board (Chairman)	January 1, 2014	2024
Alison Lawton	September 26, 1961	Member of the Supervisory Board	September 17, 2014	2022
Antoine Papiernik	July 21, 1966	Member of the Supervisory Board	January 1, 2014	2025
James Shannon	June 5, 1956	Member of the Supervisory Board	June 21, 2016	2024
Bart Filius	July 5, 1970	Member of the Supervisory Board	May 21, 2019	2023

The following sets forth biographical information regarding our Supervisory Board members. There are no family relationships among the members of our Supervisory Board, Management Board or Executive Officers.

Dinko Valerio is one of our founders and currently serves as the chairman of our supervisory board which he joined in 2014. As a scientist and an experienced biotech entrepreneur Mr. Valerio is founder and former CEO of Crucell, and one of the founders of its spinout, Galapagos Genomics. He was founder and former general partner of Aescap Venture, a life sciences venture capital firm, co-founder and current board member of Leyden Laboratories and board member of Amylon Therapeutics. He served as professor of gene therapy at the University of Leiden, received his Master’s degree in Biology from the University of Amsterdam and completed his Ph.D. in Molecular Genetics with Honors at the University of Leiden. Mr. Valerio was a visiting scientific specialist at Genentech, and a postdoctoral fellow at the Salk Institute. He is an author on more than 100 articles in peer-reviewed journals and an inventor on 11 patent-families.

Alison Lawton has served on our supervisory board since 2014. Ms. Lawton is an executive leader with more than 30 years of experience in biopharma. Most recently, she served as President and CEO of Kaleido Biosciences Inc. Ms. Lawton previously served as Chief Operating Officer of Aura Biosciences, OvaScience and X4 Pharmaceuticals. She worked at various positions of increasing responsibility at Genzyme, and subsequently at Sanofi-Aventis, including as head of Genzyme Biosurgery and Global Market Access. Ms. Lawton currently serves on the board of directors of public biopharmaceutical companies Aeglea Biotherapeutics, X4 Pharmaceuticals, and Magenta Therapeutics, and the private companies AgBiome and SwanBio. She previously served on the boards of Verastem, CoLucid until its acquisition by Eli Lilly and Cubist Pharmaceuticals until its acquisition by Merck & Co. She is past President and Chair of the Board of the Regulatory Affairs Professional Society and a past FDA Advisory Committee member for Cell and Gene Therapy Committee. She earned her BSc in Pharmacology, with honors, from King’s College London.

Antoine Papiernik has served on our supervisory board since 2014. He is Chairman and Managing Partner at Sofinnova Partners, which he joined in 1997. Mr. Papiernik has been an initial investor and active board member in public companies, including Actelion, Shockwave Medical, NovusPharma (sold to CTI), Movetis (sold to Shire), and Pixium Vision. Trade sale success stories include CoreValve (sold to Medtronic), Fovea (sold to Sanofi Aventis), Ethical Oncology Science (sold to Clovis Oncology) and Recor Medical (sold to Otsuka). He has also invested in and is a board member of private companies Reflexion Medical, Tissium, Pi-Cardia, SafeHeal, Noema Therapeutics, Ablacare, Highlife and Inspirna (formerly Rgenix). Mr. Papiernik has an MBA from the Wharton School of Business, University of Pennsylvania. He has been selected twice for the Forbes Midas List, an annual ranking recognizing the world’s top venture capital investors. Mr. Papiernik is one of the few European and life science investors to have appeared on the prestigious list.

James Shannon has served on our Supervisory Board since June 2016 and has been Chair of our Scientific Advisory Board since 2020. Mr. Shannon has had an extensive career in drug development and pharma. From 2012 until his retirement in 2015, he was Chief Medical Officer at GlaxoSmithKline. Prior to that he was Global Head of Pharma Development at Novartis and Senior Vice-President, Clinical Development at Sterling Winthrop Pharmaceuticals. He has previously held board positions at companies including Biotie, Circassia, Crucell, Endocyte and Cerimon Pharmaceuticals. Mr. Shannon currently is Chairman of the Board at Mannkind Corp, myTomorrows and Kyowa Kirin NA and holds board positions at Horizon Pharma and Leyden Labs. He received his undergraduate and postgraduate degrees at Queen’s University of Belfast and is a member of the Royal College of Physicians.

Bart Filius has served on our Supervisory Board since 2019. He joined Galapagos in 2014 as Chief Financial Officer and added the role of Chief Operating Officer in 2017. He was promoted to President and Chief Operating Officer in 2021. Prior to joining Galapagos, Mr. Filius held a variety of executive positions at Sanofi, where he was Vice President, Chief Financial Officer Europe, Country manager for The Netherlands and Vice President for Mergers & Acquisitions. Prior to joining Sanofi, Mr. Filius was a strategy consultant at Arthur D. Little. Mr. Filius has an MBA degree from INSEAD and a bachelor’s degree in business from Nyenrode University.

Management Board

The following table sets out information with respect to our sole management board member, his date of birth and his position at the company as of the date of this annual report. The business address of our management board member is our registered office address at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

Name	Date of Birth	Position	Date of Appointment	Term Expires
Daniel de Boer	April 12, 1983	Chief Executive Officer	February 21, 2012	2022

The following sets forth biographical information regarding our management board members.

Daniel de Boer is our Founder and Chief Executive Officer since our incorporation in 2012. Mr. De Boer is a serial entrepreneur and passionate advocate for rare disease patients. After one of his children was diagnosed with a rare disease, he started ProQR to develop RNA therapies for rare diseases. Under Mr. De Boer’s leadership, ProQR developed a platform that yielded a diversified pipeline of potential treatments for rare diseases. Before founding ProQR, Mr. De Boer was founder and Chief Executive Officer of several technology companies. He is also strategic advisor at Hybridize Therapeutics, Frame Therapeutics, Meatable, Algramo, Xinvento, Avanzanite and a member of the advisory board at the Termeer Foundation. In 2018 Mr. De Boer was named "Emerging Entrepreneur of the Year" by EY. In 2019 Mr. De Boer was selected for the Young Global Leader program at the World Economic Forum.

Officers

Our management board is supported by our officers. The following table sets forth information with respect to each of the officers, their respective dates of birth and their positions as of the date of this annual report. The business address of our officers is our registered office address at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

Name	Date of Birth	Position
Gerard Platenburg	February 24, 1964	Chief Innovation Officer
Smital Shah	April 25, 1976	Chief Business & Financial Officer
Aniz Girach	May 13, 1967	Chief Medical Officer
Naveed Shams	August 16, 1956	Chief Scientific Officer
Theresa Heggie	November 17, 1960	Chief Operating Officer

Gerard Platenburg is a co-founder and has served as our Chief Innovation Officer since 2014. Mr. Platenburg has an extensive background in RNA modulation and orphan drug discovery and development and is currently in charge of our Innovation unit. Mr. Platenburg has more than twenty-five years of senior managerial experience in growing biotech companies. Prior to joining our company, Mr. Platenburg worked at Isa Pharmaceuticals B.V. as its Chief Executive Officer. Mr. Platenburg co-founded Prosensa Holding N.V., growing it to become a well-known clinical stage RNA modulation company, and held various positions including Chief Executive Officer and Chief Development Officer. Mr. Platenburg also worked at Pharming B.V. He is a passionate and driven pioneer of early-stage technologies. Mr. Platenburg has a master’s degree in chemistry and molecular biology from Leiden University in 1987 and pursued PhD work at Leiden University. Mr. Platenburg is currently a board member at Yarrow Biotechnology and a scientific advisory board member at Hybridize Therapeutics.

Smital Shah has served as our Chief Financial Officer since 2014 and was promoted to Chief Business and Financial Officer in 2018, where she is responsible for finance, investor relations and communications, business development and commercial. She has 20 years of experience in management and leadership roles in biopharma companies and investment banking. Prior to joining ProQR Ms. Shah managed Gilead Sciences’ multi-billion-dollar debt, cash and investment portfolios. Prior to Gilead, Ms. Shah spent several years in investment banking at Leerink Partners and JP Morgan in the biotech space and helped raise over $1 billion in equity capital and over $7 billion in debt capital as well advised on a variety of strategic transactions. Previously, she held various R&D focused roles at Johnson & Johnson. Ms. Shah has a Bachelor’s and Masters in Chemical Engineering and an MBA from the University of California at Berkeley. Ms. Shah is currently a board member at Pliant Therapeutics and Graphite Bio.

Aniz Girach is our Chief Medical Officer. After having spent 11 years in academia/clinical practice, he joined the pharmaceutical industry with Eli Lilly, focusing on retinal diseases. He has more than twenty years industry experience in roles with Merck, as their Global Head of Ophthalmology, and Alcon, where he was Vice President of Clinical Development, and ThromboGenics (now Oxurion), where he was the Global Head of Ophthalmology/Chief Medical Officer overseeing the development and approval of Ocriplasmin (Jetrea)—a biologic therapy for retinal disease. In addition to an Honorary Professorship at Wills Eye Hospital, Philadelphia, USA, Mr. Girach was recently the Chief Medical Officer at Nightstar Therapeutics, overseeing the development of gene therapies for inherited retinal diseases. He is a member of 3 Scientific Advisory Boards for international ophthalmic organizations currently, and reviewer for 5 peer-reviewed journals, including Eye and IOVS. Mr. Girach has edited 4 books and published over 100 abstracts/manuscripts in peer-reviewed journals.

Naveed Shams is our Chief Scientific Officer. Prior to joining ProQR in 2020 Mr. Shams was Senior Corporate Officer, Head of Global R&D and CSO at Santen, a global ophthalmology company. He has over 20 years of experience in global drug development across start-ups and large multinational companies including Novartis and Genentech/Roche. He has played a significant role in developing important ophthalmology products, including Zaditor®/Zaditen®, Rescula®, Lucentis®, and Omnidenapag. While at Genentech, Mr. Shams helped to establish the Ophthalmology Development Group and led the development and approval of Lucentis®. Naveed received his MD degree from Dow Medical College in Karachi, Pakistan and his PhD in Microbiology and Immunology from the University of South Carolina. He completed fellowships in cornea and external diseases at Harvard Medical School and in histocompatibility and immunogenetics at Massachusetts General Hospital. Mr. Shams was a faculty member at Schepens Eye Research Institute and Department of Ophthalmology, Harvard Medical School.

Theresa Heggie became our Chief Operating Officer in 2022 after serving as Chief Commercial Officer since 2021 and being on our Supervisory Board since 2019. Prior to ProQR she served as Chief Executive Officer of Freeline Therapeutics. She had senior commercial and operating roles at Alnylam Pharmaceuticals as Senior Vice President, Head of CEMEA and Shire where she built the EMEA rare disease business and led the Global Commercial Operations for rare diseases and, following Shire’s acquisition of Jerini served as its Chief Executive Officer. Earlier in her career, Ms. Heggie held increasingly senior positions in the commercial organizations at Janssen Pharmaceuticals and Baxter Healthcare. Ms. Heggie has also been a board member at SOBI (Swedish Orphan Biovitrum) and currently serves on the board of BioCryst. She received a BSc from Cornell University.

B. Compensation

Under Dutch law and our articles of association, the general meeting of shareholders must upon the proposal of our supervisory board adopt the compensation policy for the management board, which includes the outlines of the compensation of any members who serve on our management board. On June 23, 2020 (with respect to our management board) and May 19, 2021 (with respect to our supervisory board), the general meeting of shareholders adopted the current compensation policy of our company. The supervisory board determines the compensation of the management board members in accordance with the compensation policy. A proposal by the supervisory board with respect to compensation schemes in the form of shares or rights to shares is submitted for approval by the supervisory board to the general meeting of shareholders. Such proposal must set out at least the maximum number of shares or rights to shares to be granted to the management board and supervisory board, including the criteria for granting such shares or changes to such grants. The general meeting of shareholders may grant compensation to members of the supervisory board. The supervisory board will be reimbursed for their expenses.

Compensation of the Supervisory Board

The remuneration of the supervisory board members in 2021 is set out in the table below:

	2021
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. Dinko Valerio	70	—	86	156
Mr. Antoine Papiernik	—	—	—	—
Ms. Alison Lawton	47	—	86	133
Mr. James Shannon	50	—	86	136
Mr. Bart Filius	44	—	80	124
Ms. Theresa Heggie*	29	—	77	106
	240	—	415	655

Share-based payment reflects the fair value of share options granted under our Option Plan during the year, as required by and determined in accordance with IFRS 2 - Share based payment (refer to Note 13(d) to the financial statements included elsewhere in this Annual Report).

* Ms. Heggie stepped down from the supervisory board on October 1, 2021, in connection with her appointment as Chief Commercial Officer of the Company. The remuneration set forth for Ms. Heggie in the table above covers the period from January 1, 2021 to October 1, 2021.

In 2021, Mr. Papiernik waived his compensation.Under the current compensation principles, members of our supervisory board receive a board fee of $ 35,000 per year and the chairperson receives a board fee of $ 70,000 per year. In addition, the audit committee chairperson receives $ 15,000 per year for service on that committee, and each other member of the audit committee receives $ 7,500 per year for service on that committee. The compensation, nominating and corporate governance committee chairperson receives $ 10,000 per year for service on that committee, and each other member of the compensation, nominating and corporate governance committee receives $ 5,000 per year for service on that committee. The chairperson of the research and development committee receives $ 10,000 per year for service on that committee, and each other member of the research and development committee receives $ 5,000 per year for service on that committee. In addition, members of the supervisory board may be granted an additional compensation in cash of $ 77,500 per year or a grant of options with an underlying value of $ 155,000 per year.

Compensation of the Management Board

The table below sets out a breakdown of the compensation in 2021 of the current member of the management board:

	2021
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. D.A. de Boer	733	10	1,472	2,215

Share-based payment reflects the fair value of share options granted under our Option Plan during the year, as required by and determined in accordance with IFRS 2 - Share based payment (refer to Note 13(d) to the financial statements included elsewhere in this Annual Report).

Short term employee benefits include an annual bonus of € 284,000 for Mr. de Boer. In accordance with our compensation policy, the annual bonus was determined by the supervisory board and related to pre-determined quantified financial targets, non-financial/personal targets and/or company goals that were set by the supervisory board prior to the start of the 2021. Each year the non-financial targets and goals of the company are derived from our strategic and organizational priorities and also include qualitative targets that are relevant for the responsibilities of Mr. de Boer. Moreover, the size of the annual share-based payment of Mr. de Boer was determined by the supervisory board based on contribution to the strategy of the company, the company’s long-term development, individual performance and alignment of total compensation to the median of the compensation reference group selected in accordance with our compensation policy.

For further detail on compensation of members of our supervision board, management board and senior management, see Note 27 to the financial statements included elsewhere in this Annual Report.

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

Board Diversity Matrix (as of the date of this Annual Report)

The table below summarizes certain self-identified information regarding the diversity of our supervisory directors as of the date of this Annual Report.

Country of Principal Executive Offices	Netherlands
Foreign Private Issuer	Yes
Disclosure Prohibited by Dutch Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Number of Directors	1	4	-	-

Part II: Demographic Background	Number of Directors in Each Category
Underrepresented Individual in Home Country Jurisdiction			-
LGBTQ+			-
Did Not Disclose Demographic Background			5

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

Committees of the Supervisory Board

During 2021, the Supervisory Board had an audit committee, a compensation, nominating and corporate governance committee and a research and development committee, each of which has an adopted charter.

Audit Committee

Our audit committee consists of Bart Filius (chairman), Alison Lawton and Antoine Papiernik. Each member satisfies the independence requirements of the NASDAQ listing standards and Rule 10A-3(b)(1) under the Exchange Act, and each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC. Bart Filius qualifies as an “audit committee financial expert,” as defined by the SEC in Item 16A: “Audit Committee Financial Expert” and as determined by our supervisory board. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation, Nominating and Corporate Governance Committee

Our compensation, nominating and corporate governance committee consists of James Shannon (chairman), Dinko Valerio and Alison Lawton. Each member satisfies the independence requirements of the NASDAQ listing standards. In addition, each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC, with the exception of Mr. Dinko Valerio. With respect to compensation matters, the compensation, nominating and corporate governance committee assists our supervisory board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our supervisory board members, our management board members and our officers. The CEO may not be present at any compensation committee meeting while their compensation is deliberated. With respect to nominating and corporate governance matters, the compensation, nominating and corporate governance committee assists our supervisory board in selecting individuals qualified to become our supervisory board members and management board members, in determining the composition of the management board, supervisory board and its committees and our officers and in developing and recommending a set of corporate governance guidelines applicable to the company. Subject to and in accordance with the terms of the compensation policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation, nominating and corporate governance committee is responsible for, among other things:

●	reviewing and making recommendations to the supervisory board with respect to compensation of our management board and supervisory board members;
●	reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our officers (not part of our management board or supervisory board) as it deems appropriate;
●	overseeing the evaluation of our management board members and our officers;
●	reviewing periodically and making recommendations to our supervisory board with respect to any incentive compensation and equity plans, programs or similar arrangements;
●	exercising the rights of our supervisory board under any equity plans, except for the right to amend any such plans unless otherwise expressly authorized to do so;
●	attending to such other matters as are specifically delegated to our compensation committee by our supervisory board from time to time;
●	approving the compensation package for the officers;

●	periodically reviewing, in consultation with our CEO, our management board and our officers succession planning;
●	recommending to the supervisory board persons to be nominated for election or re-election to the supervisory board and the management board at any meeting of the shareholders;
●	overseeing the supervisory board’s annual review of its own performance and the performance of its committees; and
●	considering, preparing and recommending to the supervisory board a set of corporate governance guidelines.

Our supervisory board may also delegate certain tasks and powers under our Option Plan to the compensation, nominating and corporate governance committee.

Research and Development Committee

Our research and development committee consists of James Shannon (chairman), Dinko Valerio and Alison Lawton. Each member satisfies the independence requirements of the NASDAQ listing standards. In addition, each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC, with the exception of Mr. Dinko Valerio. The research & development committee assists the supervisory board in overseeing our product pipeline and research and development strategy. The research & development committee is responsible for, among other things:

●	reviewing the company’s research and development strategy, including the long-term strategy goals and objectives;
●	reviewing and assessing quality of the research and development programs;
●	reviewing the progress of the product pipeline, including a review and analysis of the progress and results of pre-clinical studies and clinical trials;
●	reviewing and advising the management board about strategic opportunities to enhance innovation and development;
●	reviewing and assessing scientific activities critical to the success of the company’s research and development strategy; and
●	organizing and chairing meetings with the Company’s scientific advisory board for supporting its review and assessment the company’s research and development strategy.

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

D. Employees

As at December 31, 2021, we had a total of 181.6 employees (converted to FTE). Of these employees, 140.7 were engaged in research and development and 40.9 in general and administrative. For additional details we refer to Note 20 to the financial statements. As far as we know, our employees are not represented by a labor union. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good. On April 13, 2022, we announced a reduction of our workforce by approximately 30%, which is expected to be effective in Q2 2022. For more information as to the risks associated with our workforce reduction, see Item 3.D: “Risk Factors”.

E. Share Ownership

Refer to Item 7.A: “Major Shareholders” in this Annual Report.

Jkjlkjlkjlkjlkjk Jkjkj ihjhjhjkhjkjkjlkjlkljlkjjhjhkjhkjh

Item 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at December 31, 2021 by:

●	each of the members of our supervisory board and management board; and
●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned is based on a total of 71,290,805 ordinary shares outstanding as at December 31, 2021. The numbers and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the applicable SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security, or to receive the economic benefit of ownership of the securities. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of December 31, 2021, and such securities are considered outstanding for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o ProQR Therapeutics N.V., Zernikedreef 9, 2333 CK, Leiden, the Netherlands.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	Percentage
5% or Greater Shareholders:
RTW Investments LP [1]	7,027,725	9.9%
Stichting Aescap 2.0 [2]	4,827,372	6.8%
Adage Capital Partner GP, L.L.C. [3]	4,715,152	6.6%
FMR L.L.C. [4]	4,462,438	6.3%
Wellington Management Company LLP [5]	4,017,760	5.6%
Eli Lilly & Co. [6]	3,989,976	5.6%
Goldman Sachs Group Inc [7]	3,973,650	5.6%
Sofinnova Partners [8]	2,764,194	3.9%
Supervisory Board Members and Management Board Members
Dinko Valerio [9]	838,652	1.2%
Antoine Papiernik [10]	2,764,194	3.9%
James Shannon [11]	183,578	0.3%
Alison Lawton [12]	125,780	0.2%
Bart Filius [13]	24,496	0.0%
Daniel de Boer [14]	2,032,177	2.9%
All supervisory board members and management board members as a group (6 persons) [15]	5,968,877	8.4%

1	Information is based on a report on Schedule 13G/A filed by RTW Investments, LP on February 14, 2022. These shares are held by RTW Master Fund, Ltd. and one or more private funds managed by RTW Investments, LP. The registered office of RTW Investments, LP is 412 West 15th Street, Floor 9, New York, New York 10011.

2	Information is based on a report on Schedule 13G filed on February 4, 2022 by Stichting Aescap Life Sciences (“Aescap”), Privium Fund Management B.V. (“Privium”), as the fund manager of Aescap, Inspirational Visions BV (“Inspirational Visions”) and Patrick Johan Hendrik Krol (“Krol”), the portfolio manager for Privium and the managing director of Inspirational Visions. The total number of shares beneficially owned consists of 4,765,659 ordinary shares directly held by Aescap, 35,411 ordinary shares directly held by Inspirational Visions and 26,302 ordinary shares held by Patrick Johan Hendrick Krol. The address of each of Stichting Aescap Life Sciences, Privium Fund Management B.V. and Patrick Johan Hendrick Krol is Gustav Mahlerplein 3, 1082 MS Amsterdam, The Netherlands. The address of Inspirational Visions BV is Barbara Strozzilaan 101, 1083 HN Amsterdam, The Netherlands.

3	Information is based on a report on Schedule 13G/A filed by Adage Capital Partners, L.P. (“ACP”) on February 10, 2022. Adage Capital Partners GP L.L.C. (“ACPGP”) is the general partner of ACP. Adage Capital Advisors, L.L.C. (“ACA”) is the managing member of ACPGP and general partner of ACP. The address of Adage Capital Partners, L.P. is 200 Clarendon Street, 52nd floor, Boston, Massachusetts 02116.

4	Information is based on a report on Schedule 13G filed by FMR LLC on February 9, 2022. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

5	Information is based on a report on Schedule 13G jointly filed on February 4, 2022 by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP. These shares are owned of record by clients of certain investment advisers including Wellington Management Company LLP (together, the “Wellington Investment Advisers”), of which Wellington Management Group LLP is the parent holding company. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. The registered office of Wellington Management Company LLP is c/o 280 Congress Street, Boston, MA 02210.

6	Information is based on a report on Schedule 13G filed by Eli Lilly and Company, an Indiana corporation, on September 10, 2021. The address of Eli Lilly and Company is Lilly Corporate Center, Indianapolis, Indiana 46285.

7	Information is based on a report on Schedule 13G filed by The Goldman Sachs Group, Inc. (“GS Group”) and Goldman Sachs & Co. LLC (“Goldman Sachs”) on February 4, 2022. GS Group is the parent holding company of Goldman Sachs. The business address of these entities is 200 West Street, New York, NY 10282.
8	Information is based on a report on Schedule 13G/A filed by Sofinnova Capital VII FCPR (“SC VII”), Sofinnova Partners SAS (“SP SAS”), and the managing partners of SP SAS, Dennis Lucquin, Antoine Papiernik, Henrijette Richter, Monique Saulnier and Graziano Seghezzi on February 14, 2019. Consists of 2,764,194 shares, except that SC VII, the holder of these shares, may be deemed to have sole or shared power to dispose of these shares, and the aforementioned managing partners of SP SAS may be deemed to have shared voting and investment power with respect to such shares. The address of Sofinnova Capital VII FCPR is 16-18 rue du Quatre-Septembre, 75002, Paris, France.
9	Consists of 725,692 ordinary shares and options to acquire 112,960 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2021. Also includes 304,963 shares held by the Valerio family foundation, Stichting Administratiekantoor Endavit, for which Mr. Valerio is the managing director. The address of Stichting Administratiekantoor Endavit is Keizersgracht 290A, 1016 EW, Amsterdam, the Netherlands.
10	Consists of 2,764,194 ordinary shares held by Sofinnova Capital VII FCPR. Antoine Papiernik may be deemed to have shared voting and investment power with respect to such shares as a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR.
11	Consists of 61,538 ordinary shares and options to acquire 122,040 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2021.
12	Consists of options to acquire 125,780 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2021.
13	Consists of options to acquire 24,496 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2021.
14	Consists of options to acquire 1,326,868 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2021, and 705,309 ordinary shares held by Appel BV and JDG BV.
15	Consists of 4,256,733 ordinary shares and options to acquire 1,712,144 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2021.

Holdings by U.S. Shareholders

As at December 31, 2021, 99.94% of our ordinary shares were held by record holders in the United States, which excludes shareholders whose shares were held in nominee or street name by brokers.

B. Related Party Transactions

Since January 1, 2021, there have been no material transactions that are unusual in their nature or conditions with any of our related parties, except for transactions as set out in Note 27 to the financial statements as included elsewhere in this report.

C. Interests of Experts and Counsel

Not applicable.

Item 8: Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated financial statements

Consolidated financial statements are filed as part of this Annual Report, starting page F-1 and incorporated herein by reference.

Legal proceedings

From time to time we could be involved in legal proceedings that arise in the ordinary course of business. As at December 31, 2021, we believe no proceedings exists of which the outcome, if determined adversely, would have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and employees. No assurance can be given that future litigation will not have a material adverse effect on our financial position. Refer to Item 3.D: “Risk factors.”

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

B. Memorandum and Articles of Association

General

We were incorporated on February 21, 2012 as a private company with limited liability (‘besloten vennootschap met beperkte aansprakelijkheid’) under Dutch law. In connection with our initial public offering in 2014, our shareholders resolved to amend our articles of association and to convert into a public company with limited liability by means of a Deed of Amendment and Conversion, pursuant to which, we converted to a public company with limited liability (‘naamloze vennootschap’) under the laws of the Netherlands. In connection with this conversion, our legal name changed from ProQR Therapeutics B.V. to ProQR Therapeutics N.V. On June 22, 2016 the articles of association were amended to (i) add certain places where general meeting of shareholders may be held and (ii) amend the term ‘annual report’ to ‘report of the Management Board’ to comply with the Implementation Act Annual Accounts Directive (‘Uitvoeringswet richtlijn jaarrekening’) (Bulletin of Acts and Decrees (‘Staatsblad’) 2015, 349), pursuant to which act this term has been amended accordingly. On February 27, 2018, the articles of association were amended to (i) to increase the authorized share capital, and (ii) to delete the requirement of a deed for the issuance of shares. On June 10, 2021, the articles of association were amended to (i) combine the existing compensation committee and nominating and corporate governance committee into one committee, to be named the compensation, nominating and corporate governance committee, and to establish a new research and development committee, and (ii) to increase the authorized share capital.

Our company is registered with the Dutch Trade Register of the Chamber of Commerce (‘handelsregister van de Kamer van Koophandel en Fabrieken’) in Leiden, the Netherlands under number 54600790. Our corporate seat is in Leiden, the Netherlands, and our registered office is at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

At December 31, 2021, our authorized share capital is € 13,600,000, divided into 170,000,000 ordinary shares and 170,000,000 preferred shares, each with a nominal value of € 0.04.

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

Company’s Shareholders’ Register

All of our registered shares are registered in our shareholders’ register. Subject to Dutch law and our articles of association, we must keep our shareholders’ register accurate and up-to-date. Our shareholders’ register shall be kept by our management board. The sub-register shall be kept by our agent on behalf of the management board. Our shareholders’ register includes the names and addresses and other relevant details of all holders of registered shares, and shows the date on which the shares were acquired, the date of the acknowledgement by, or notification of, us as well as the amount paid on each share. The shareholders’ register also includes the names and addresses and other relevant details of those with a right of usufruct (‘vruchtgebruik’) or a right of pledge (‘pandrecht’) in respect of any shares. Our registered ordinary shares are held through DTC and therefore DTC is recorded in the shareholders register as the holder of those ordinary shares.

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

On May 19, 2021, our general meeting of shareholders adopted a resolution pursuant to which the aforesaid authorizations to issue shares and to limit and exclude preemptive rights was renewed. In this renewed authorization the Management Board was delegated, subject to approval of the Supervisory Board, the authority for a period of 5 years from the date of the resolution of the general meeting of shareholders to, in accordance with applicable laws and Nasdaq listing rules: (a) issue ordinary shares up to 100% of the Company’s authorized share capital for general purposes and issuances under Company’s equity incentive or stock option plans with the proviso that the issuances under equity incentive or stock option plans is limited to 15% of the Company’s issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant.

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

On May 19, 2021, our general meeting of shareholders adopted a resolution pursuant to which the aforementioned authorization to acquire shares was renewed. In this renewed authorization the Management Board was delegated the authority to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on Nasdaq (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period of eighteen (18) months with effect from the general meeting of shareholders. In this respect, the words “issued share capital” means the Company’s issued share capital from time to time. For the avoidance of doubt, the issued share capital includes treasury shares.

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

However, due to the COVID-19 pandemic several restrictions have been implied in the Netherlands. It is possible that we will deviate from our articles of association and/or the Dutch Civil Code and hold our general meetings virtually, as permitted under the emergency bill Temporary Measures in the Field of the Ministry of Justice and Security in connection with the Outbreak of COVID-19 (Tijdelijke Wet COVID-19 Justitie & Veiligheid), as extended or amended from time to time.

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

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder’s net investment asset base (in Dutch: ‘rendementsgrondslag’). Irrespective of the actual income and capital gains realized, the annual taxable benefit of all the assets and allowable liabilities of a Dutch Resident Individual holder of ordinary shares who is taxed under this regime is set at a deemed return based on the fair market value of the assets reduced by the allowable liabilities on January 1 of each year. The deemed return percentage to be applied to the yield basis increases progressively depending on the amount of the yield basis. Depending on the aggregate amount of the fair market value of the assets reduced by the liabilities, the deemed return ranges from 1.898% up to 5.69% (2021). The deemed return on savings and investments is taxed at a rate of 31% (2021). Taxation only occurs if and to the extent the fair market value of the assets reduced by the liabilities exceeds a threshold (in Dutch: heffingvrij vermogen) of € 50,000 (or € 100,000 in case of a fiscal partnership). The deemed return will be adjusted annually.

On December 24, 2021, the Supreme Court of the Netherlands ruled in a class-action appeal that the abovementioned Box 3 tax regime for the years 2017 and 2018 is in conflict with the European Convention on Human Rights (ECHR), specifically the right to uninterrupted enjoyment of property and the prohibition on discrimination. In addition, the Supreme Court ruled that not the deemed return, but (only) the actual return should be taxed. The judgement affects the years from 2017 onwards.

In previous cases the Supreme Court had already ruled that the Box 3 tax regime could be a violation of the ECHR, but that the legal deficiency that would arise because of that violation cannot be rectified by the courts for the years through to 2016. It was left to the legislator to provide legal rehabilitation. However, the Supreme Court now sees scope for the restoration of rights, as the introduction of a tax based on actual return cannot be expected before 2025 (the legislator announced it will introduce a new Box 3 tax regime under which actual returns will be taxed).

At this moment there is still a lot of uncertainty about (the future of) Box 3, for example how the actual return should be calculated and how this ruling will affect other taxpayers who were not part of the class-action appeal. The Deputy Minister of Finance announced that he will provide more clarity on these topics on April 1, 2022, ultimately.

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

Based on the average value of our gross assets and the composition of our income, we believe that we were not a PFIC during the 2021 taxable year. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge on the websites described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm.

We maintain a corporate website at www.ProQR.com. We intend to post our Annual Report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as ProQR, that file electronically with the SEC.

With respect to references made in this Annual Report to any contract or other document relating to ProQR, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report for copies of the actual contract or document

I. Subsidiary information

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

At December 31, 2021 there was a net position of assets and liabilities denominated in U.S. Dollars of € 32,213,000 (2020: € 22,237,000). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on receivables and trade payables, during the years presented had an immaterial effect on the financial statements.

Our interest rate risk exposure is limited due to the use of loans with fixed rates. At December 31, 2021, we had several loans with a fixed interest rate, totaling € 44,090,000 (2020: € 17,324,000).

Credit Risk

Credit risk represents the risk of financial loss caused by default of the counterparty. We have no large receivables balances with external parties. Our principal financial assets are cash and cash equivalents which are, in line with our cash policy, placed at banks which meet our defined minimum credit ratings.

Liquidity Risk

Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into 2025. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

No matters to report.

Item 15: Controls and Procedures

A. Disclosure Controls and Procedures

Under the supervision and with the participation of our Chief Executive Officer (CEO) and Chief Business and Financial Officer (CFO), the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) has been evaluated as of the end of the period covered by the Annual Report (December 31, 2021). The term “disclosure controls and procedures” means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures.

Based on that evaluation, the Chief Executive Officer and Chief Business and Financial Officer have concluded that these disclosure controls and procedures are effective as at December 31, 2021.

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

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2021.

C. Attestation report of the registered public accounting firm

This Annual Report includes an attestation report of the company’s registered public accounting firm on the effectiveness of the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on Internal Control Over Financial Reporting

We have audited ProQR Therapeutics N.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2021, the related consolidated statements of profit or loss and comprehensive income, changes in equity, and cash flows for the year ended December 31, 2021 and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2022 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ KPMG Accountants N.V.

Amstelveen, The Netherlands

April 29, 2022

D. Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16: [Reserved]

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

Item 16C: Principal Accountant Fees and Services

For the year ended December 31, 2021, our independent public accounting firm is KPMG Accountants N.V., Amstelveen, the Netherlands, PCAOB Auditor ID 1012.

For the years ended December 31, 2019 and 2020, our independent public accounting firm was Deloitte Accountants B.V., Amsterdam, the Netherlands, PCAOB Auditor ID 1243.

The information required is included in note 28 to the financial statements.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2021, no purchases of our registered equity securities were made by us or on our behalf or on the behalf of any affiliated purchaser.

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

Certain NASDAQ corporate governance requirements are not reflected in the Dutch Corporate Governance Code (DCGC) or Dutch law. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules to the extent the DCGC or Dutch law does not provide similar protections. Furthermore, as a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

Item 16H: Mine Safety Disclosure

Not applicable.

Item 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

Part III

Item 17: Financial Statements

Financial Statements are filed as part of this Annual Report, starting on page F-1.

Item 18: Financial Statements

Financial Statements are filed as part of this Annual Report, starting on page F-1.

Item 19: Exhibits

The Exhibits listed in the Exhibit Index at the end of this Annual Report are filed as Exhibits to this Annual Report.

Index of Exhibits

Exhibit No.	Description

1.1

Amended Articles of Association of the Registrant effective as of June 22, 2016 (incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-36622) filed on March 31, 2017)

1.2

Amended Articles of Association of the Registrant effective as of February 19, 2018 (incorporated by reference to Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

1.3

Amended Articles of Association of the Registrant effective as of June 10, 2021 (incorporated by reference to Exhibit 1.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File Number: 001-36622) filed on July 8, 2021)

2.1

Form of Registration Rights Agreement by and between the Registrant and the shareholders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

2.2

Registration Rights Agreement, by and between the Registrant and the parties named therein, dated as of July 14, 2020 (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on July 14, 2020)

2.3

Form of Warrant Agreement, issued to the lenders identified therein, dated as of July 14, 2020 (incorporated by reference to Exhibit 10.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on July 14, 2020)

2.4

Registration Rights Agreement, dated as of December 29, 2021, by and between the Registrant and the parties named therein (incorporated by reference to Exhibit 10.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on December 30, 2021)

2.5

Form of Warrant Agreement issued to lenders identified therein (incorporated by reference to Exhibit 10.4 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) for the month of December 2021, filed with the SEC on December 30, 2021)

4.1#

ProQR Therapeutics B.V. Stock Option Plan and forms of notice of grant thereunder (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on August 14, 2014)

4.2#

ProQR Therapeutics N.V. Stock Option Plan and forms of notice of grant thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

4.3#

Form of Management Services Agreement by and between the Registrant and Daniel Anton de Boer (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

4.4

Form of Call Option Agreement by and between the Registrant and Stichting Continuity ProQR Therapeutics (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 16, 2014)

Exhibit No.	Description
4.5#

Form of Indemnification Agreement for the Managing Directors, Supervisory Directors and officers of the Registrant (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

4.6

English translation of Lease Agreement by and between the Registrant and The Netherlands Organisation for applied scientific research TNO (“TNO”), dated as of January 1, 2016, for the Registrant’s facility in Zernikedreef in Leiden, the Netherlands (incorporated by reference to Exhibit 4.13 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-36622) filed on March 31, 2017)

4.7††

English translation of Lease Agreement by and between the Registrant and Leeds Investment I B.V., dated as of September 30, 2019 (incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.8†

License Agreement between Radboudumc as Licensor, and the Registrant as Licensee dated as of April 17, 2014 (incorporated by reference to Exhibit 4.14 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-36622) filed on March 31, 2017)

4.9†

License Agreement between Inserm Transfert SA, Assistance-Publique- Hôpitaux de Paris, and the Registrant as Licensee dated January 17, 2018 (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

4.10†

Letter Agreement between Foundation For Fighting Blindness Clinical Research Institute and ProQR Therapeutics IV B.V. dated as of February 9, 2018 (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

4.11†

License Agreement between Ionis Pharmaceuticals, Inc. and the Registrant dated as of October 26, 2018 (incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

4.12†

Stock Purchase Agreement between Ionis Pharmaceuticals, Inc. and the Registrant dated as of October 26, 2018 (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

4.13†

Investor Agreement between Ionis Pharmaceuticals, Inc. and the Registrant dated as of October 26, 2018 (incorporated by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

4.14††

Asset Purchase Agreement by and between the Registrant and Wings Therapeutics, Inc., dated as of May 22, 2019 (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.15††

Subscription Agreement by and between the Registrant and Wings Therapeutics, Inc., dated as of May 22, 2019 (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.16††

Supply and Services Agreement, by and between the Registrant and Nitto Denko Avecia Inc., dated as of July 12, 2019 (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

Exhibit No.	Description

4.17

Sales Agreement, by and between the Registrant and Citigroup Global Markets, Inc. and Cantor Fitzgerald & Co., dated as of March 31, 2020 (incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.18

Description of the Registrant’s Securities (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.19

Loan and Security Agreement, by and between the Registrant and the parties named therein, dated as of July 14, 2020 (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on July 14, 2020)

4.20

Joinder and First Amendment to Loan Agreement and Joinder to Registration Rights Agreement, by and between the Registrant and the parties named therein, dated as of August 4, 2020 (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on August 6, 2020)

4.21

Second Amendment to Loan Agreement, by and between the Registrant and the parties named therein, dated as of January 5, 2021 (incorporated by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F (File No. 001-36622) filed on March 24, 2021)

4.22†

Research and Collaboration Agreement, dated as of September 3, 2021, by and among the Registrant, Eli Lilly and Company and ProQR Therapeutics VIII B.V. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on September 8, 2021)

4.23

Share Purchase Agreement, dated as of September 3, 2021, by and between the Registrant and Eli Lilly and Company (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on September 8, 2021)

4.24

Controlled Equity OfferingSM Sales Agreement, dated November 4, 2021, by and between the Registrant and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 1.2 to the Registrant’s Registration Statement on Form F-3 (File No. 333-260775) filed on November 4, 2021)

4.26

Third Amendment to Loan and Security Agreement, dated as of December 29, 2021, by and between the Registrant and the parties named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on December 30, 2021)

4.27

Amended Loan and Security Agreement, dated as of December 29, 2021, by and between the Registrant and the parties named therein (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on December 30, 2021)

8.1*	Subsidiaries of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Description
15.1*	Consent of KPMG Accountants N.V., Independent Registered Public Accounting Firm

15.2*	Consent of Deloitte Accountants B.V., Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
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

Leiden, April 29, 2022

PROQR THERAPEUTICS N.V.

By:	/s/ Daniel de Boer
Name:	Daniel de Boer
Title:	Chief Executive Officer

By:	/s/ Smital Shah
Name:	Smital Shah
Title:	Chief Business and Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the supervisory board of ProQR Therapeutics N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of ProQR Therapeutics N.V. and subsidiaries (the Company) as of December 31, 2021, the related consolidated statements of profit or loss and comprehensive income, changes in equity and cash flows for the year ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Notes 3(d) and 17 to the consolidated financial statements, the Company primarily generates collaboration revenue. In September 2021, the Company entered into a global licensing and research collaboration with Eli Lilly and Company. As part of the transaction price, ProQR received EUR 17.6M in an upfront payment and EUR 2.1M equity premium in connection on the shares issued. ProQR recognizes revenue over time based on a pattern that best reflects the satisfaction of the performance obligation.

We identified the evaluation of the distinct performance obligations identified by the Company and the determination of the appropriate method for measuring progress as a critical audit matter. Challenging auditor judgment was required in evaluating the terms and conditions in the agreement to assess the identification of distinct performance obligations and to assess the most appropriate method to measure progress towards complete satisfaction of the identified performance obligations.

The primary procedures we performed to address this critical audit matter included the following:

●	We evaluated the design and tested the operating effectiveness of an internal control over the Company's revenue process, including the identification of distinct performance obligations and the determination of the appropriate method to measure progress.
●	We obtained and read the Eli Lilly and Company agreement and evaluated the terms and conditions of the agreement as well as performed inquiries with R&D personnel to assess that the performance obligations within the agreement were completely and accurately identified in accordance with the relevant accounting guidance, and an appropriate measure of progress has been selected that best depicts the transfer of control to the customer.

/s/ KPMG Accountants N.V.

We have served as the Company's auditor since 2020.

Amstelveen, The Netherlands

April 29, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the supervisory board of ProQR Therapeutics N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ProQR Therapeutics N.V. and subsidiaries (the "Company") as at December 31, 2020, the related consolidated statements of profit or loss and comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

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

/s/ Deloitte Accountants B.V.

Amsterdam, The Netherlands

April 29, 2022

We began serving as the Company’s auditor in 2013. In 2021 we became the predecessor auditor.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Financial Position

		December 31,	December 31,
		2021	2020

		(€ in thousands)
Assets
Property, plant and equipment	7	17,467	18,601
Investments in associates	8	8	107
Investments in financial assets	9	621	—
Non-current assets		18,096	18,708

Other taxes	10	555	421
Prepayments and other receivables	11	3,404	3,762
Cash and cash equivalents	12	187,524	75,838
Current assets		191,483	80,021
Total assets		209,579	98,729

Shareholders’ equity
Share capital		2,995	2,165
Share premium		398,309	288,757
Reserves		30,299	23,916
Accumulated deficit		(317,770)	(257,747)
Equity attributable to owners of the Company	13	113,833	57,091
Non-controlling interests		(604)	(545)
Total equity		113,229	56,546

Liabilities
Borrowings	14	39,319	16,189
Lease liabilities	25	14,748	15,693
Deferred income	15	14,687	—
Non-current liabilities		68,754	31,882

Borrowings	14	4,771	1,135
Lease liabilities	25	1,534	1,260
Derivative financial instruments	14	3,995	839
Trade payables		191	221
Social security and other taxes		1,230	22
Pension premiums		—	6
Deferred income	15	5,115	700
Other current liabilities		10,760	6,118
Current liabilities	16	27,596	10,301
Total liabilities		96,350	42,183
Total equity and liabilities		209,579	98,729

The accompanying notes are an integral part of these consolidated financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Profit or Loss and Comprehensive Income

		Year Ended December 31,
		2021	2020	2019

		(€ in thousands)

Revenue	17	1,354	—	—

Other income	18	1,043	9,452	1,933

Research and development costs		(42,220)	(38,135)	(46,491)
General and administrative costs		(17,368)	(13,685)	(12,887)
Total operating costs	19	(59,588)	(51,820)	(59,378)
Operating result		(57,191)	(42,368)	(57,445)
Financial income	21	616	313	1,485
Financial expense	21	(3,405)	(4,029)	(1,083)
Results related to associates	8	(217)	(322)	429
Gain on disposal of associate	9	514	—	—
Results related to financial liabilities measured at fair value through profit or loss	22	(1,880)	(84)	—
Result before corporate income taxes		(61,563)	(46,490)	(56,614)
Corporate income taxes	23	(117)	(124)	(132)
Result for the year		(61,680)	(46,614)	(56,746)

Other comprehensive income
Items that will never be reclassified to profit or loss		—	—	—
Items that are or may be reclassified to profit or loss
Foreign operations – foreign currency translation differences		619	(340)	43
Total comprehensive loss		(61,061)	(46,954)	(56,703)

Result attributable to
Owners of the Company		(61,621)	(46,565)	(56,480)
Non-controlling interests		(59)	(49)	(266)
		(61,680)	(46,614)	(56,746)

Total comprehensive loss attributable to
Owners of the Company		(61,002)	(46,905)	(56,437)
Non-controlling interests		(59)	(49)	(266)
		(61,061)	(46,954)	(56,703)
Share information	24
Weighted average number of shares outstanding		64,182,492	50,060,565	41,037,244
Earnings per share for result attributable to the equity holders of the Company (expressed in Euro per share)
Basic and diluted loss per share		€(0.96)	€(0.93)	(1.38)

The accompanying notes are an integral part of these consolidated financial statements.

PROQR THERAPEUTICS N.V.
Consolidated Statement of Changes in Equity

	Attributable to Equity Holders of the Company
			Equity Settled	Option
			Employee	premium on
	Share	Share	Benefit	convertible	Translation	Accumulated		Non-controlling	Total
	Capital	Premium	Reserve	loans	Reserve	Deficit	Total	Interests	Equity
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)

Balance at January 1, 2019	1,726	235,744	10,780	—	108	(155,443)	92,915	(230)	92,685

Result for the year	—	—	—	—	—	(56,480)	(56,480)	(266)	(56,746)
Other comprehensive income	—	—	—	—	43	—	43	—	43
Recognition of share-based payments	15	3,145	5,948	—	—	—	9,108	—	9,108
Issue of ordinary shares	418	48,132	—	—	—	—	48,550	—	48,550
Shares options lapsed	—	—	(44)	—	—	44	—	—	—
Shares options exercised	—	193	(133)	—	—	133	193	—	193
Balance at December 31, 2019	2,159	287,214	16,551	—	151	(211,746)	94,329	(496)	93,833

Result for the year	—	—	—	—	—	(46,565)	(46,565)	(49)	(46,614)
Other comprehensive income	—	—	—	—	(340)	—	(340)	—	(340)
Recognition of share-based payments	4	538	7,838	—	—	—	8,380	—	8,380
Issue of ordinary shares	2	270	—	—	—	—	272	—	272
Equity component of convertible loan	—	—	—	280	—	—	280	—	280
Shares options lapsed	—	—	(91)	—	—	91	—	—	—
Shares options exercised	—	735	(473)	—	—	473	735	—	735
Balance at December 31, 2020	2,165	288,757	23,825	280	(189)	(257,747)	57,091	(545)	56,546

Result for the year	—	—	—	—	—	(61,621)	(61,621)	(59)	(61,680)
Other comprehensive income	—	—	—	—	619	—	619	—	619
Recognition of share-based payments	5	382	6,216	—	—	—	6,603	—	6,603
Issue of ordinary shares	820	107,657	—	—	—	—	108,477	—	108,477
Equity component of convertible loan	—	—	—	1,146	—	—	1,146	—	1,146
Shares options lapsed	—	—	(522)	—	—	522	—	—	—
Shares options exercised	5	1,513	(1,076)	—	—	1,076	1,518	—	1,518
Balance at December 31, 2021	2,995	398,309	28,443	1,426	430	(317,770)	113,833	(604)	113,229

The accompanying notes are an integral part of these consolidated financial statements. Specific reference is made to note 13.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Cash Flows

		Year Ended December 31,
		2021	2020	2019

		(€ in thousands)
Cash flow from operating activities
Result for the year		(61,680)	(46,614)	(56,746)
Adjustments for:
Depreciation	7	2,329	2,355	2,052
Results related to associates	8	217	322	(429)
Gain on disposal of associate	9	(514)	—	—
Share-based compensation	13	6,216	7,838	9,108
Other income	18	—	(8,423)	—
Financial income and expense	21	2,789	3,716	(402)
Results related to financial liabilities measured at fair value through profit or loss	22	1,880	84	—
Income tax expenses	23	117	124	132

Changes in working capital		24,995	(5,474)	1,694
Cash used in operations		(23,651)	(46,072)	(44,591)

Corporate income tax paid		(117)	(188)	(64)
Interest received		5	313	758
Interest paid		(2,249)	(1,113)	(73)
Net cash used in operating activities		(26,012)	(47,060)	(43,970)
Cash flow from investing activities
Purchases of property, plant and equipment		(484)	(924)	(580)
Sales of property, plant and equipment		59	—	—
Net cash used in investing activities		(425)	(924)	(580)
Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	13	108,477	—	48,550
Proceeds from exercise of share options		1,518	735	193
Proceeds from borrowings	14	1,137	579	2,027
Proceeds from convertible loans	14	26,520	13,791	690
Repayment of lease liability	25	(820)	(605)	(1,261)
Net cash generated by financing activities		136,832	14,500	50,199
Net increase/(decrease) in cash and cash equivalents		110,395	(33,484)	5,649
Currency effect cash and cash equivalents		1,291	(2,628)	721
Cash and cash equivalents at the beginning of the year	12	75,838	111,950	105,580
Cash and cash equivalents at the end of the year	12	187,524	75,838	111,950

The accompanying notes form an integral part of these consolidated financial statements.

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

The Company was incorporated in the Netherlands, on February 21, 2012 and was reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands and is registered in the Trade Register at the Chamber of Commerce under number 54600790. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands.

At December 31, 2021, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

●	ProQR Therapeutics Holding B.V. (the Netherlands, 100%);
●	ProQR Therapeutics I B.V. (the Netherlands, 100%);
●	ProQR Therapeutics II B.V. (the Netherlands, 100%);
●	ProQR Therapeutics III B.V. (the Netherlands, 100%);
●	ProQR Therapeutics IV B.V. (the Netherlands, 100%);
●	ProQR Therapeutics V B.V. (the Netherlands, 100%);
●	ProQR Therapeutics VI B.V. (the Netherlands, 100%);
●	ProQR Therapeutics VII B.V. (the Netherlands, 100%);
●	ProQR Therapeutics VIII B.V. (the Netherlands, 100%);
●	ProQR Therapeutics IX B.V. (the Netherlands, 100%);
●	ProQR Therapeutics I Inc. (United States, 100%);
●	Amylon Therapeutics B.V. (the Netherlands, 80%);

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (ESOP Foundation) and has full control over this entity. At December 31, 2021, ProQR Therapeutics Holding B.V. held a 4.9% minority shareholding in Yarrow Biotechnology, Inc.

As used in these consolidated financial statements, unless the context indicates otherwise, all references to “ProQR”, the “Company” or the “Group” refer to ProQR Therapeutics N.V. including its subsidiaries and the ESOP Foundation.

2. Basis of preparation

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were authorized for issue by the Company’s Management Board and its Senior Management on April 29, 2022.

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

(d) Going Concern

The management board of ProQR has, upon preparing and finalizing the 2021 financial statements, assessed the Company’s ability to fund its operations for a period of at least one year after the date of signing these financial statements. Management has not identified significant going concern risks.

The financial statements of the Company have been prepared on the basis of the going concern assumption based on its existing funding, taking into account the Company’s current cash position and the projected cash flows based on the activities under execution on the basis of ProQR’s business plan and budget.

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

(i) Revenue recognition for the Eli Lilly collaboration and license agreement

a. Identification of the performance obligation
Note 17 describes the Company’s collaboration and license agreement with Eli Lilly. Under this agreement, ProQR provides Eli Lilly with a license (with a right to sub-license) to exploit compounds resulting from the collaboration. A significant amount of judgement is required to determine whether the license is distinct from the other promises in the contract. The license was concluded not to be distinct from the other promises in the contract based on the following considerations:

●	the license has no stand-alone value to Eli Lilly without the Company being involved in the research and development collaboration, and;
●	there are significant interdependencies between the license and the research and development services to be provided by the Company.

b. Determining the timing of satisfaction of performance obligations

For the Eli Lilly collaboration, the Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services. As our estimate of the total labor hours required is dependent on the evolution of the research and development activities, it may be subject to change. If the progression and/or outcome of certain research and development activities would be different from the assumptions that were made during the preparation of these financial statements, this could lead to material adjustments to the total estimated labor hours, which might result in a reallocation of revenue between current and future periods. Our total deferred revenue balance related to this Eli Lilly performance obligation amounts to € 19,143,000 at December 31, 2021.

c. Determining the transaction price

The Company applied judgement to determine whether the equity investment made by Eli Lilly in ProQR is part of the transaction price for the collaboration and license agreement. The Company concluded that the premium that Eli Lilly paid above the closing price on the day of entering into the equity investment agreement was paid because of the Company’s existing obligations to deliver research and development services to Eli Lilly under the terms of the collaboration and license agreement. Therefore, the equity investment is considered to be part of the transaction price. The contract also includes variable consideration, but no variable consideration was included in the transaction price, as it is not highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

(ii) Research and development expenditures

Research expenditures are reflected in the income statement. Development expenses are currently also reflected in the income statement because the criteria for capitalization are not met. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

(iii) Convertible debt

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

(f) Changes in accounting policies

The following Standards and Interpretations became effective for annual reporting periods beginning on or after January 1, 2021:

●	IBOR reform Phase 2 amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16;
●	Covid-19-Related Rent Concessions Amendment to IFRS 16;

None of these new Standards and Interpretations had a material impact on our financial statements. No changes in accounting policies occurred in 2021.

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

(d) Revenue

Revenues to date have consisted principally of non-refundable upfront fees and research and development service fees in connection with collaboration and license agreements. The Company recognizes revenue when its customers obtain control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods and services. Revenue is recognized for agreements that are in scope of IFRS 15 Revenue, based on the following five steps:

(i)	Identify the contract

The Company entered into collaboration and license agreements in which the Company licenses its intellectual property and/or provides research and development services. These arrangements include upfront payments, milestone payments based on clinical and regulatory criteria, research and development service fees and future sales-based milestones and sales-based royalties. In some cases, concurrently with the collaboration and license agreements, the Company enters into share purchase agreements with the customer. If this is the case, the Company analyzes whether the criteria to combine contracts, as set out by IFRS 15, are met.

(ii) Identify performance obligations

Contracts with customers can have one or more distinct performance obligations under IFRS 15. Identifying the performance obligations is based on an assessment of whether the promises in an agreement are capable of being distinct and are distinct from the other promises to transfer goods and/or services in the context of the contract. The Company assessed that there is one single performance obligation in our material ongoing collaboration and license agreements, being the transfer of a license combined with performance of research and development services.

This is because the Company considers the performance obligations cannot be distinct in the context of the contract as the licenses have no stand-alone value without the Company being involved in the research and development collaboration and that there is interdependence between the license and the research and development services to be provided.

(iii) Determine the transaction price

Our collaboration and license agreements include non-refundable upfront payments; equity components; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; royalties on sales and research and development service fees.

a.	Non-refundable upfront payments or license fees

If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable upfront fees allocated to this license at the point in time the license is transferred to the customer and the customer has the right to use the license.

For all our material ongoing collaboration and license agreements, the Company considers the performance obligations related to the transfer of the license as not distinct from the other promises to transfer goods and/or services; the Company uses judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If over time, revenue is then recognized based on a pattern that best reflects the transfer of control of the service to the customer.

b.	Milestone payments other than sales-based milestones

A milestone payment, being a variable consideration, is only included in the transaction price to the extent it is highly probable that a significant reversal in the amount of cumulative revenue recognition will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company estimates the amount to be included in the transaction price upon achievement of the milestone event. The transaction price is then allocated to each performance obligation on a stand-alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and, if necessary, adjusts the estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment.

c.	Research and development service fees

Our collaboration and license agreements may include reimbursement for research and development services. R&D services are performed and satisfied over time because the customer simultaneously receives and consumes the benefits provided by us. Revenue associated with such R&D service fees is then recognized based on a pattern that best reflects the transfer of control of the service to the customer.

d.	Sales based milestone payments and royalties

Our material collaboration and license agreements include sales-based royalties, including commercial milestone payments based on the level of sales. The Company concluded that the licenses are not the predominant items to which the royalties and commercial milestone payments relate. Related revenue will be recognized as the subsequent underlying sales occur.

(iv) Allocate the transaction price

An entity shall allocate the transaction price to each performance obligation identified in a contract on a relative stand-alone selling price basis. As our collaboration and license agreements only contain one single performance obligation, the transaction price is entirely allocated to this single performance obligation.

(v) Recognize revenue

Revenue is recognized when the customer obtains control of the goods and/or services as provided in the collaboration and license agreements. Control can be transferred over time or at a point in time, which results in the recognition of revenue either over time or at a point in time.

Our license and collaboration agreements only contain one single performance obligation, in which the Company’s performance creates and subsequently enhances assets (e.g. exploitable compounds) that the customers control as the assets are created and/or enhanced. As such, the Company recognizes revenue over time.

The recognition of revenue over time is based on a pattern that best reflects the satisfaction of the related performance obligation, applying the input method. The input method estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

(e) Other income

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

(f) Government grants — WBSO

The WBSO (“afdrachtvermindering speur- en ontwikkelingswerk”) is a Dutch fiscal facility that provides subsidies to companies, knowledge centers and self-employed people who perform research and development activities (as defined in the WBSO Act). Under this Act, a contribution is paid towards the labor costs of employees directly involved in research and development. The contribution is in the form of a reduction of payroll taxes and social security contributions recognized on a net basis within the labor costs. This reduction of payroll taxes and social security contributions is classified under research and developments costs.

(Government) Grant income is not recognized until there is reasonable assurance that the Company will comply with the conditions attached to them. (Government) Grants are recognized in profit or loss on a systematic basis over the period the Company recognizes as expenses the related costs for which the grants are intended to compensate.

(g) Employee benefits

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

(h) Taxation

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

(j) Intangible assets

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

●	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
●	the intention to complete the intangible asset and use or sell it;
●	the ability to use or sell the intangible asset;
●	how the intangible asset will generate probable future economic benefits;
●	the availability of adequate technical, financial and other resources to complete the development and to use
●	or sell the intangible asset; and
●	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally generated intangible asset can be recognized, development expenditures are recognized in the consolidated statements of profit and loss and other comprehensive income in the period in which they are incurred.

Due to uncertainties inherent to the development and registration with the relevant healthcare authorities of its products, the Company estimates that the conditions for capitalization are not met until the regulatory procedures required by such healthcare authorities have been finalized. The Company currently does not own products that have been approved by the relevant healthcare authorities and this has resulted in all development costs being recognized as an expense in the period in which they are incurred.

(k) Impairment of assets

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

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

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

(l) Financial assets

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

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or the Company transfers the right to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

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

Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

(o) Leases

The Company assesses whether a contract is or contains a lease when it obtains the right to control the use of an identified asset for a period of time, in exchange for consideration. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Company recognizes the lease payments in operating costs on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

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

4. New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2022 and have not been applied in preparing these consolidated financial statements. There are no standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions. The Company does not plan to adopt these standards early.

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

At December 31, 2021 there was a net position of assets and liabilities denominated U.S. dollars of € 32,213,000 (2020: € 22,237,000). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result, the foreign exchange results recognized in 2021 and 2020 are mainly caused by the cash balance denominated in U.S. dollars.

A reasonably possible weakening of the U.S. dollar by 10% against the functional currency of the Company at December 31, 2021 would have increased our net loss by € 3,221,000 (2020: € 2,224,000). A 10% strengthening of the U.S. dollar against the functional current of the Company would have an equal but opposite effect on our net loss. The analysis assumes that all other variables, in particular interest rates, remain constant.

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

Cash flow and fair value interest rate risk

The Company’s exposure to interest rate risks is limited due to the use of loans with fixed rates. The Company has several loans with fixed interest rates, totaling € 44,090,000 at December 31, 2021 (2020: € 17,324,000). Details on the interest rates and maturities of these loans are provided in Note 14.

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

At December 31, 2021 and December 31, 2020, substantially all of our cash and cash equivalents were held at three large institutions, Rabobank, ABN Amro and Wells Fargo. All institutions are highly rated (ratings of Aa3, A1 and A2 for Rabobank, ABN Amro and Wells Fargo respectively) with sufficient capital adequacy and liquidity metrics.

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

The table below analyzes ProQR’s undiscounted liabilities into relevant maturity groupings based on the remaining period at year-end until the contractual maturity date:

	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years

	(€ in thousands)
At December 31, 2021
Borrowings	7,520	10,343	41,129	—
Lease liabilities	2,378	2,147	6,394	9,590
Deferred income	5,115	8,581	6,106	—
Trade payables and other payables	12,181	—	—	—
Total	27,194	21,071	53,629	9,590

At December 31, 2020
Borrowings	2,391	6,674	13,808	—
Lease liabilities	2,079	2,079	6,235	11,432
Trade payables and other payables	7,067	—	—	—
Total	11,537	8,753	20,043	11,432

Based on our current operating plan, we believe that the existing cash and cash equivalents will be sufficient to fund our anticipated level of operations into 2025. However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with successful development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development of our product candidates.

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

Fair value of financial assets and liabilities that are measured at fair value on a recurring basis

Some of the Company’s financial assets and liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and liabilities are determined (in particular, the valuation technique and inputs used).

Relationship and sensitivity of significant unobservable inputs to fair value

Financial assets and	Valuation technique	Significant unobservable
liabilities	and key inputs	inputs

Investment in Phoenicis Therapeutics, Inc.

Market comparison technique: The valuation model is based on market multiples derived from quoted prices of companies comparable to the investee, adjusted for the effect of the non-marketability of the equity securities, and the result of the investee. The estimate is adjusted for the net debt of the investee.

		Adjusted market-multiple	The estimated fair value would increase (decrease) if the adjusted market-multiple were higher (lower).

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

The investment in in Phoenicis Therapeutics, Inc is measured using valuation methods based on so-called Level 3 inputs. Level 3 inputs are unobservable inputs. Changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would not significantly change the fair value determined for Phoenicis Therapeutics, Inc.

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

Share options and restricted stock units (RSUs) granted to employees and consultants are measured at the fair value of the equity instruments granted. The fair value of options is determined through the use of an option-pricing model considering, among others, the following variables:

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

Revenues are generated from external customers whose main registered offices are all geographically located in the United States. Substantially all non-current assets of the Company are located in the Netherlands. The amounts provided to the management board with respect to total assets and liabilities are measured in a manner consistent with that of the financial statements.

7. Property, plant and equipment (‘PP&E’)

	Buildings and
	leasehold	Laboratory
	improvements	equipment	Other	Total
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)
Balance at January 1, 2020
Cost	3,808	2,979	1,322	8,109
Accumulated depreciation	(2,583)	(1,921)	(1,165)	(5,669)
Carrying amount	1,225	1,058	157	2,440

Additions	244	655	25	924
Depreciation	(1,750)	(498)	(107)	(2,355)
Recognition of right-of-use asset (note 25)	16,332	—	—	16,332
Effect of lease modification (note 25)	1,260	—	—	1,260
Disposals	—	—	—	—
Movement for the period	16,086	157	(82)	16,161

Balance at December 31, 2020
Cost	21,644	3,634	1,347	26,625
Accumulated depreciation	(4,333)	(2,419)	(1,272)	(8,024)
Carrying amount	17,311	1,215	75	18,601

Balance at January 1, 2021
Cost	21,644	3,634	1,347	26,625
Accumulated depreciation	(4,333)	(2,419)	(1,272)	(8,024)
Carrying amount	17,311	1,215	75	18,601

Additions	70	643	5	718
Depreciation	(1,884)	(394)	(51)	(2,329)
Recognition of right-of-use asset (note 25)	121	—	—	121
Adjustment of right-of-use asset (note 25)	415	—	—	415
Transfer	(19)	27	(8)	—
Disposals	—	(59)	—	(59)
Movement for the period	(1,297)	217	(54)	(1,134)

Balance at December 31, 2021
Cost	22,231	4,245	1,344	27,820
Accumulated depreciation	(6,217)	(2,813)	(1,323)	(10,353)
Carrying amount	16,014	1,432	21	17,467

The depreciation charge for 2021 is included in research and development costs for an amount of € 1,692,000 (2020: € 1,789,000) and in general and administrative costs for an amount of € 637,000 (2020: € 566,000).

Buildings and leasehold improvements include a right-of-use asset relating to the lease of our Leiden office and laboratory space, with a carrying amount of € 15,568,000 at December 31, 2021 (2020: € 16,775,000).

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

In January 2021, Wings Therapeutics Inc. merged into Phoenicis Therapeutics Inc. Consequently, Wings Therapeutics Inc. ceased to exist and the related investment was derecognized. ProQR does not have significant influence in Phoenicis Therapeutics Inc. Our interest in Phoenicis is recognized as a financial asset, as disclosed in note 9.

In May 2021, the Company obtained an 8% share in the common stock of Yarrow Biotechnology, Inc. ProQR’s share in Yarrow was subsequently diluted to 4.9% in the fourth quarter of 2021, due to Yarrow’s execution of a second seed financing round. Although ProQR only owns 4.9% of Yarrow’s shares, the Company has significant influence over Yarrow by virtue of its right to appoint one of Yarrow’s three board members, as well as its participation in Yarrow’s policy-making process, amongst other factors. As such, our interest in Yarrow amounting to € 8,000 at December 31, 2021 is recognized as an investment in associate.

In 2021, the results related to associates amounting to € 217,000 consist of ProQR's share in the loss of Yarrow. In 2020, the results related to associates amount to a loss of € 322,000 and consist of our share of the net losses of Wings Therapeutics Inc.

Investment
in associate
(€ in thousands)

Balance at January 1, 2020	429

Share of loss from continuing operations	(322)

Balance at December 31, 2020	107

Derecognition of investment in associate (Wings Therapeutics Inc.)	(107)
Recognition of investment in associate (Yarrow Biotechnology, Inc.)	225
Share of loss from continuing operations	(217)

Balance at December 31, 2021	8

9. Investments in Financial Assets

In January 2021, Wings Therapeutics Inc. merged into Phoenicis Therapeutics Inc. by means of a non-cash transaction. ProQR holds a 3.9% interest in Phoenicis Therapeutics Inc. In 2021, a gain on disposal of associate was recognized amounting to € 514,000, which consists of the fair value of the equity instruments received of Phoenicis Therapeutics Inc. of EUR 621,000, partly off-set by the derecognition of the carrying value of our investment in Wings Therapeutics, Inc of EUR 107,000.

The Company elected to recognize subsequent changes in the fair value of our investment in Phoenicis in Other Comprehensive Income. There have been no changes in the fair value of our investment in Phoenicis since the initial recognition.

Investment
in financial asset
(€ in thousands)
Balance at January 1, 2020 and 2021	—

Investment in Phoenicis Therapeutics, Inc.	621

Balance at December 31, 2021	621

10. Other Taxes

	December 31,	December 31,
	2021	2020

	(€ in thousands)
Value added tax	555	421
	555	421

All receivables are considered short-term and due within one year.

11. Prepayments and Other Receivables

	December 31,	December 31,
	2021	2020

	(€ in thousands)
Prepayments	3,136	3,383
Other receivables	268	379
	3,404	3,762

All receivables are considered short-term and due within one year. At December 31, 2021 and 2020, prepayments consisted principally of payments made by the Company for services not yet provided by vendors.

12. Cash and Cash Equivalents

	December 31,	December 31,
	2021	2020

	(€ in thousands)
Cash at banks	187,524	75,838
	187,524	75,838

The cash at banks is at full disposal of the Company.

13. Shareholders’ Equity

(a) Share capital

	Number of shares 2021	Number of shares 2020	Number of shares 2019
	Ordinary	Ordinary	Ordinary
Balance at January 1	54,131,553	53,975,838	43,149,987
Issued for cash	20,498,451	53,708	10,454,545
Issued for services	112,657	102,007	371,306
Exercise of share options	474,887	303,408	46,900
Treasury shares issued (transferred)	(352,167)	(303,408)	(46,900)
Balance at December 31	74,865,381	54,131,553	53,975,838

The authorized share capital of the Company amounting to € 13,600,000 consists of 170,000,000 ordinary shares and 170,000,000 preference shares with a par value of € 0.04 per share. At December 31, 2021, 74,865,381 ordinary shares were issued. 71,290,805 ordinary shares were fully paid, and 3,574,576 ordinary shares were held by the Company as treasury shares (2020: 3,926,743).

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

In March 2020, the Company entered into a sales agreement that permitted the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold in one or more at-the-market offerings with Citigroup Global Markets, Inc. and Cantor Fitzgerald & Co. In January 2021, the Company issued 585,398 ordinary shares under this sales agreement. The gross proceeds from this sale amounted to € 2,767,000, with transaction costs amounting to € 114,000, resulting in net proceeds of € 2,653,000. In 2020, no shares were issued pursuant to this ATM facility.

In April 2021, the Company consummated an underwritten public offering of 15,923,077 ordinary shares at an issue price of $ 6.50 per share. The gross proceeds from this offering amounted to € 88,115,000 while the transaction costs amounted to € 5,499,000, resulting in net proceeds of € 82,616,000.

In September 2021, the Company issued 3,989,976 shares to Eli Lilly and Company (‘Lilly”) pursuant to the global licensing and research collaboration between the Company and Lilly, resulting in gross proceeds of € 23,223,000, with no significant transaction costs. This amount excludes a premium paid by Eli Lilly that is considered to be part of the transaction price of the licensing and research collaboration agreement (refer to note 17).

In November, 2021, the Company filed a shelf registration statement, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units; and (b) as part of the $ 300,000,000, the offering, issuance and sale by us of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold under a sales agreement with Cantor Fitzgerald & Co in one or more at-the-market offerings. In 2021, no shares were issued pursuant to this ATM facility.

(b) Equity settled employee benefit reserve

The costs of share options and RSUs for employees, members of the Supervisory Board and members of the Management Board are recognized in the income statement, together with a corresponding increase in equity during the vesting period, taking into account (deferral of) corporate income taxes. The accumulated expense of share-based compensation recognized in the income statement is shown separately in the equity category ‘equity settled employee benefit reserve’ in the ‘statement of changes in equity’. On September 25, 2017, we established a Dutch foundation named Stichting Bewaarneming Aandelen ProQR for holding shares in trust for employees, members of the Management Board and members of the Supervisory Board of the Company and its group companies who from time to time could exercise options under the Company’s equity incentive plans.

(c) Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

(d) Share options and restricted stock units

The Company operates an equity-settled share-based compensation plan which was introduced in 2013. Options and RSUs may be granted to employees, members of the Supervisory Board, members of the Management Board and consultants. The compensation expenses included in operating costs for this plan were € 6,216,000 in 2021 (2020:

€ 7,838,000), of which € 3,636,000 (2020: € 4,423,000) was recorded in general and administrative costs and € 2,580,000 (2020: € 3,415,000) was recorded in research and development costs based on employee allocation.

Options granted under this stock option plan are exercisable once vested. Any vesting schedule may be attached to the granted options and restricted stock units (RSUs), however the typical vesting period is four years (25% after every year). The options expire ten years after date of grant. Options granted under the stock option plan are granted at exercise prices which equal either the face value or the fair value of the ordinary shares of the Company at the date of the grant.

The fair value of the options is estimated at the date of grant using the Black-Scholes option-pricing model, with on average the following assumptions:

	Options granted		Options granted		Options granted
	in 2021		in 2020		in 2019
Risk-free interest rate	0.510%		1.432%		2.430%
Expected dividend yield	—%		—%		—%
Expected volatility	79.0%		78.7%		80.2%
Expected life in years	5	years	5	years	5	years

The resulting weighted average grant date fair value of the options amounted to € 2.58 in 2021 (2020: € 5.01). The stock options granted have a 10-year life following the grant date and are assumed to be exercised five years from date of grant for all awards.

The fair value of RSUs is determined at the grant date by using the Company’s share price at the grant date. The resulting weighted average grant date fair value of the RSUs amounted to € 4.27 in 2021. No RSUs were granted in 2020 and 2019.

Movements in the number of options outstanding and their related weighted average exercise prices are as follows:

	2021		2020		2019
	Number of	Average	Number of	Average	Number of	Average
	options	exercise price	options	exercise price	options	exercise price
Balance at January 1	7,021,235	€6.47	5,575,454	€5.80	4,511,512	€4.24
Granted	1,492,034	€4.34	1,851,056	€7.88	1,237,506	€11.77
Forfeited	(341,448)	€8.68	(85,584)	€7.14	(119,338)	€9.35
Exercised	(474,887)	€3.35	(303,408)	€2.34	(46,900)	€4.18
Expired	(53,791)	€9.53	(16,283)	€8.26	(7,326)	€8.76
Balance at December 31	7,643,143	€6.13	7,021,235	€6.47	5,575,454	€5.80
Exercisable at December 31	4,221,503		3,401,449		2,521,477

The options outstanding at December 31, 2021 had an exercise price in the range of € 1.11 to € 19.32 (2020: € 1.11 to € 20.34) and a weighted-average contractual life of 6.6 years (2020: 7.0 years). The weighted-average share price at the date of exercise for share options exercised in 2021 was € 5.81 (2020: € 7.11).

Movements in the number of RSUs outstanding are as follows:

	2021	2020	2019
	Number of	Number of	Number of
	RSUs	RSUs	RSUs
Balance at January 1	—	—	—
Granted	545,613	—	—
Forfeited	(9,495)	—	—
Released	—	—	—
Balance at December 31	536,118	—	—

Please refer to note 27 for the share-based compensation granted to key management personnel.

14. Borrowings

	December 31,	December 31,
	2021	2020

	(€ in thousands)
Innovation credit	3,907	2,770
Accrued interest on innovation credit	645	307
Convertible loans	38,925	13,812
Accrued interest on convertible loans	613	435
Total borrowings	44,090	17,324
Current portion	(4,771)	(1,135)
Total non-current borrowings	39,319	16,189

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

On December 10, 2018 ProQR was awarded an Innovation credit for the sepofarsen program. Amounts will be drawn under this facility from 2018 through 2022. The credit of € 4,755,000 will be used to conduct the Phase 2/3 clinical study and efforts to obtain regulatory and ethical market approval (NDA/MAA) of sepofarsen for LCA10, of which € 3,907,000 had been received at December 31, 2021. The credit, including accrued interest of 10% per annum, is repayable depending on obtaining market approval.

The assets which are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

Convertible loans

In July 2020, the Company entered into a convertible debt financing agreement with Pontifax Medison Debt Financing. Under the agreement, the Company had access to up to $ 30 million in convertible debt financing in three tranches of $ 10 million each that will mature over a 54-month period and have an interest-only period of 24 months. One tranche of $ 10 million (€ 8.8 million) had been drawn down as at December 31, 2021. A second close of the convertible debt financing agreement was completed in August 2020 with Kreos Capital. Under the second agreement, the Company had access to up to € 15 million in convertible debt financing in three tranches of € 5 million each that will mature over a 54-month period and have an interest-only period of 24 months. One tranche of € 5 million had been drawn down as at December 31, 2021.

Pontifax and/or Kreos (the ‘Lenders’) may elect to convert the outstanding loans into ProQR ordinary shares at any time prior to repayment at a fixed conversion price of $7.88 per share. ProQR also has the ability to convert the loans into its ordinary shares, at the same conversion price, if the Company’s stock price reaches a pre-determined threshold. In connection with the loan agreement, the Company issued to the Lenders warrants to purchase up to an aggregate of 302,676 shares of its common stock at a fixed exercise price of $7.88.

On December 29, 2021, the Company amended its convertible debt financing agreement with the Lenders. Under the amended agreement, at December 31, 2021, the Company had drawn down an additional $ 30 million (€ 26.5 million)

that matures over a 54-month period and has an interest-only period of 33 months. The amendment replaces the two undrawn tranches under the original convertible debt financing agreements.

The convertible loans from Pontifax and Kreos bear interest of 8.2% per annum.

The Lenders may elect to convert the outstanding loans into ProQR ordinary shares at any time prior to repayment at a fixed conversion price of $11.94 per share. ProQR also has the ability to convert the loans into its ordinary shares, at the same conversion price, if the Company’s stock price reaches a pre-determined threshold. In connection with the amended loan agreement, the Company issued to the Lenders warrants to purchase up to an aggregate of 376,952 shares of its common stock at a fixed exercise price of $11.94.

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

As security for the Pontifax and Kreos convertible loans, the Company has pledged the following items, with their respective carrying amounts as at December 31, 2021: cash at banks with a carrying amount of € 187,524,000, other receivables with a carrying amount of € 268,000, investments in associates with a carrying amount of € 8,000, leasehold improvements with a carrying amount of € 372,000 and equipment with a carrying amount of € 1,432,000.

Convertible loans amounting to € 2.3 million were issued to Amylon Therapeutics B.V. in 2018 and 2019 and are interest-bearing at an average rate of 8% per annum. They are convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 – 36 months in equal quarterly terms.

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Innovation	Convertible	Lease
	credit	loans	liability

	(€ in thousands)
Balance at January 1, 2020	10,315	2,737	508
Changes from financing cash flows
Proceeds from borrowings	579	—	—
Proceeds from convertible loans	—	13,791	—
Repayment of lease liability	—	—	(605)
The effect of changes in foreign exchange rates	—	(580)	—
Other changes			—
Interest expense	606	1,054	—
Interest paid	—	(716)	—
Waiver of innovation credit	(8,423)	—	—
Conversion into equity	—	(272)	—
Transaction costs	—	(670)	—
Proceeds recognized as derivative financial liabilities	—	(817)	—
Proceeds recognized in equity as option premium on convertible loans	—	(280)	—
Share-based repayment of lease liability	—	—	(542)
New leases	—	—	16,332
Effect of lease modifications	—	—	1,260

Balance at January 1, 2021	3,077	14,247	16,953
Changes from financing cash flows
Proceeds from borrowings	1,137	—	—
Proceeds from convertible loans	—	26,520	—
Repayment of lease liability	—	—	(820)
The effect of changes in foreign exchange rates	—	590	—
Other changes
Interest expense	338	1,877	—
Interest paid	—	(1,216)	—
Transaction costs	—	(148)	—
Proceeds recognized as derivative financial liabilities	—	(1,186)	—
Proceeds recognized in equity as option premium on convertible loans	—	(1,146)	—
Share-based repayment of lease liability	—	—	(387)
New leases	—	—	121
Effect of lease amendments	—	—	415

Balance at December 31, 2021	4,552	39,538	16,282

15. Deferred Income

The following table summarizes details of deferred income at December 31, 2021 and December 31, 2020. The nature of the deferred income relating to Eli Lilly and Yarrow is described in Note 17.

	December 31,	December 31,
	2021	2020

	(€ in thousands)
Eli Lilly up-front payment and premium on equity consideration	19,143	—
Yarrow up-front payment and premium on equity consideration	73	—
Foundation for Fighting Blindness grant	561	623
Horizon 2020 grant	25	77
Total deferred income	19,802	700
Current portion	(5,115)	(700)
Total non-current deferred income	14,687	—

16. Current Liabilities

	December 31,	December 31,
	2021	2020

	(€ in thousands)
Borrowings	4,771	1,135
Lease liabilities	1,534	1,260
Derivative financial instruments	3,995	839
Trade payables	191	221
Social securities and other taxes	1,230	22
Pension premiums	—	6
Deferred income	5,115	700
Accrued expenses and other liabilities	10,760	6,118
	27,596	10,301

At December 31, 2021 and 2020, current liabilities included derivative financial instruments consisting of conversion options and warrants issued in connection with our convertible loans, which are described in Note 14.

At December 31, 2021 and 2020, current liabilities also included deferred income resulting from funds received for our research and innovation programs. Accrued expenses and other liabilities consisted principally of accruals for services provided by vendors not yet billed, payroll-related accruals and other miscellaneous liabilities.

17. Revenue

The following table summarizes details of revenue recognized in the years ended December 31, 2021, 2020 and 2019 by collaboration agreement and by category of revenue: upfront payments, research and development service fees and equity consideration.

	2021	2020	2019

	(€ in thousands)
Up-front payments
Eli Lilly	581	—	—
Yarrow	252	—	—
R&D services
Eli Lilly	—	—	—
Yarrow	282	—	—
Equity consideration
Eli Lilly	71	—	—
Yarrow	168	—	—
	1,354	—	—

The table below summarizes the changes in current and non-current deferred revenue for the years ended December 31, 2021, 2020 and 2019.

	Eli Lilly	Yarrow

	(€ in thousands)
Balance on December 31, 2020	—	—

Balance on January 1, 2021	—	—
Received
Upfront payment	17,651	419
R&D services	—	178
Equity consideration	2,144	225
Revenue recognition
Upfront payment	(581)	(252)
R&D services	—	(282)
Equity consideration	(71)	(168)
Foreign currency translation effects	—	(47)
Balance on December 31, 2021	19,143	73

Eli Lilly

In September 2021, the Company entered into a global licensing and research collaboration with Eli Lilly and Company (‘Eli Lilly’) focused on the discovery, development, and commercialization of potential new medicines for genetic disorders in the liver and nervous system. ProQR and Eli Lilly will use ProQR’s proprietary Axiomer® RNA editing platform to progress new drug targets toward clinical development and commercialization.

Under the terms of the agreement, ProQR received an upfront payment and equity consideration, and is eligible to receive milestone payments and royalties on the net sales of any resulting products. In September 2021, the Company issued 3,989,976 shares to Eli Lilly, resulting in net proceeds of € 23,223,000. This amount included a price premium of € 2,144,000, which was determined to be part of the transaction price and as such was initially recognized as deferred revenue. An up-front payment of € 17,651,000 was received in October 2021.

With regard to its collaboration with Eli Lilly, the Company concluded as follows:

●	There is one single performance obligation under IFRS 15, which is the transfer of a license combined with the performance of research and development activities. The Company concluded that the license is not capable of being distinct and is not distinct in the context of the contract.
●	The transaction price of this agreement currently only includes fixed parts, consisting of an up-front fee and an equity component. The agreement also contains variable parts, but those are not yet included in the transaction price. Milestone payments will only be included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones is subsequently resolved. Sales-based milestones and sales-based royalties will be included as the underlying sales occur.
●	The Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

Yarrow Biotechnology

In May 2021, the Company entered into an exclusive worldwide license and discovery collaboration for an undisclosed target with Yarrow Biotechnology, Inc. (“Yarrow”). Under the terms of the agreement, ProQR received an upfront payment, equity consideration and reimbursement for ongoing R&D services. ProQR is also eligible to receive milestone payments and royalties on the net sales of any resulting products. In May 2021, ProQR received an up-front payment of € 419,000 and 8% of the shares of Yarrow’s common stock (see Note 8). In 2021, ProQR also received reimbursements for R&D services performed amounting to € 178,000.

With regard to its collaboration with Yarrow, the Company concluded as follows:

●	There is one single performance obligation under IFRS 15, which is the transfer of a license combined with the performance of research and development activities. The Company concluded that the license is not capable of being distinct and is not distinct in the context of the contract.
●	The transaction price of this agreement currently includes both fixed and variable parts. The fixed part consists of an up-front fee and an equity component. The variable part consists of a cost reimbursement for research and development activities. The agreement also contains other variable parts, but those are not yet included in the transaction price. Milestone payments will only be included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones is subsequently resolved. Sales-based milestones and sales-based royalties will be included as the underlying sales occur.
●	The Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

18. Other income

	2021	2020	2019

	(€ in thousands)
Grant income	1,012	9,307	1,778
Other income	31	145	155
	1,043	9,452	1,933

In June 2020, ProQR received a final waiver of the full amount of the Innovation credit for the Company’s cystic fibrosis program. Consequently, the carrying amount of € 8,423,000, including accumulated interest, was recognized in grant income in 2020.

On February 9, 2018, the Company entered into a partnership agreement with Foundation Fighting Blindness (FFB), under which FFB has agreed to provide funding of $ 7,500,000 for the preclinical and clinical development of ultevursen for Usher syndrome type 2A targeting mutations in exon 13. FFB grant income amounted to € 977,000 in 2021 compared to € 624,000 in 2020.

19. Operating Costs

Total operating costs include the following expenses by nature:

	2021	2020	2019

	(€ in thousands)
Employee benefits	26,320	23,836	21,478
External R&D costs	15,580	12,860	19,134
Laboratory costs and other consumables	2,709	2,840	2,544
Consultancy costs	4,447	2,620	3,501
Insurance costs	1,979	1,450	682
Depreciation	2,329	2,355	2,052
Patent and license expenses	95	736	3,781
Other	6,129	5,123	6,206
	59,588	51,820	59,378

20. Employee Benefits

	2021	2020	2019

	(€ in thousands)
Wages and salaries	16,838	13,251	13,187
Social security costs	2,124	1,710	1,433
Pension costs — defined contribution plans	1,142	1,037	910
Equity-settled share based payments	6,216	7,838	5,948
	26,320	23,836	21,478
Average number of employees for the period	163.0	156.3	139.8

Employees per activity at December 31 (converted to FTE):

	December 31, 2021	December 31, 2020	December 31, 2019
Research and Development	140.7	113.8	118.3
General and Administrative	40.9	36.6	36.1
Total number of employees at December 31 (converted to FTE)	181.6	150.4	154.4

Of all employees 149.6 FTE are employed in the Netherlands (2020: 135.3 FTE).

Included in the wages and salaries for 2021 is a credit of € 695,000 (2020: € 1,379,000, 2019: € 714,000) with respect to WBSO subsidies.

21. Financial Income and Financial Expense

	2021	2020	2019

	(€ in thousands)
Interest income:
Current accounts and deposits	5	313	763
Interest costs:
Current accounts and deposits	(355)	(129)	—
Lease liability	(835)	(409)	(73)
Loans and borrowings	(2,215)	(1,502)	(1,010)
Foreign exchange result:
Net foreign exchange benefit/(loss)	611	(1,989)	722
	(2,789)	(3,716)	402

Financial income amounting to € 616,000 (2020: € 313,000) consists of interest income of € 5,000 (2020: € 313,000) and a net foreign exchange benefit of € 611,000 (2020: nil). Financial expenses amounting to € 3,405,000 (2020: € 4,029,000) consist of interest costs of € 3,405,000 (2020: € 2,040,000). In 2020, financial expenses also included a net foreign exchange loss of € 1,989,000.

22. Results related to financial liabilities measured at fair value through profit or loss

In 2021 and 2020, results related to financial liabilities measured at fair value through profit or loss represent changes in the fair value of derivative financial instruments since their initial recognition. These derivative financial instruments consist of conversion options and warrants issued in connection with our convertible loans, which are described in Note 14.

At

23. Income Taxes

The calculation of the tax charge is as follows:

	2021	2020	2019

	(€ in thousands)
Consolidated result before corporate income taxes	(61,563)	(46,490)	(56,614)
Exclude: results related to associates	(217)	(322)	429
	(61,346)	(46,168)	(57,043)

Income tax based on domestic rate (25%)	15,337	11,542	14,261
Tax effect of:
Different tax rates in foreign jurisdictions	18	16	17
Non-deductible expenses	(2,176)	(2,742)	(1,501)
Share- and loan-issue expenditures that are taxable	1,423	174	843
Change in unrecognized deductible temporary differences	(89)	(44)	(7)
Current year losses for which no deferred tax asset was recognized	(14,606)	(9,029)	(13,703)
True-up for prior year	(24)	(41)	(42)
Income tax charge	(117)	(124)	(132)
Effective tax rate	—%	—%	—%

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

As per December 31, 2021, the Company has a total amount of € 312.6 million (2020: € 254.2 million, 2019: € 218.1 million) tax loss carry-forwards available for offset against future taxable profits, which may be carried forward indefinitely. However, the offset of losses will be limited in a given year against the first € 1 million of taxable profit. For taxable profit in excess of this amount, losses may only be offset up to 50% of this excess.

24. Earnings Per Share

(a) Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the result attributable to owners of the Company by the weighted average number of shares outstanding during the year.

	2021	2020	2019
Result attributable to owners of the Company (€ in thousands)	(61,621)	(46,565)	(56,480)
Weighted average number of shares outstanding	64,182,492	50,060,565	41,037,244
Basic (and diluted) earnings per share (€ per share)	€(0.96)	€(0.93)	€(1.38)

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

25. Leases

The Company leases office and laboratory facilities of 4,818 square meters at Zernikedreef in Leiden, the Netherlands, where our headquarters and our laboratories are located. The current lease agreement for these facilities terminates on June 30, 2031. The lease agreement contains no significant dismantling requirements.

The initial 10-year lease agreement for the Leiden office and laboratory facilities was accounted for as of commencement date July 1, 2020. This 10-year period was extended by 1 year to an 11-year period in December 2020. The lease contract may be extended for subsequent 5-year periods. As the Company is not reasonably certain to exercise these extension options, these are not included in the lease term.

The lease liability and the corresponding right-of-use asset for this lease contract, initially recognized on July 1, 2020, amounted to € 16,203,000 and € 16,332,000, respectively. A modification to reflect the additional 1 year lease period resulted in an increase in the carrying amounts of the lease liability and the right-of-use asset of € 1,260,000. In June 2021, the lease price was amended to reflect an indexation. The lease liability was remeasured, resulting in an increase in the carrying amounts of the lease liability and the right-of-use asset of € 415,000.

In 2021, the Company entered into an agreement to rent research space in London, UK, for a period of two years. The lease liability and the corresponding right-of-use asset for this lease contract, initially recognized on April 1, 2021, amounted to € 121,000 each.

The following table summarizes the relevant disclosures in relation to our leases in 2021 and 2020:

	2021	2020
	(€ in thousands)	(€ in thousands)
Depreciation charge for right-of-use assets	1,672	1,422
Interest expense on lease liabilities	835	409
Expense relating to short-term leases	70	141
Total cash outflow for leases	1,657	1,014
Additions to right-of-use assets during the period	536	17,591

The carrying amount of the right-of-use asset at the end of the reporting period is disclosed in note 7 Property, Plant & Equipment.

A maturity analysis of our lease liability is included in note 5 Financial Risk Management under (c) Liquidity risk. The total undiscounted commitment for lease agreements to which the Company had committed at December 31, 2021 amounts to € 20,509,000. This amount does not include potential commitments that may arise from contractual extension options, as the Company is not reasonably certain that any extension options will be exercised.

26. Commitments and Contingencies

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

In June 2015, the Company entered into another license agreement with Radboud. Under the terms of this license agreement, the Company has an exclusive, sublicensable, world-wide royalty-bearing license under certain Radboud patent rights to develop, make, have made, use, sell, offer for sale and import certain licensed products of Radboud for use in all prophylactic and therapeutic uses in the field of Usher syndrome. Pursuant to the terms of the license agreement, the Company is obligated to pay Radboud net-sales-related royalties which shall be determined on a product-

by-product and country-by-country basis. If the Company is required to pay any third party royalties, it may deduct that amount from that which is owed to Radboud. Radboud shall provide human resources, materials, facilities and equipment that are necessary for preclinical and clinical trials and if the Company does not purchase such trial facilities from Radboud, it is required to pay an increased net-sales-related royalty. In the Company’s sole discretion, it may elect to convert the obligation to pay net-sales-related royalties into one of the two lump-sum royalty options contained in the license agreement, the amount of which depends on whether it elects to convert prior to or after regulatory approval has been filed. The license agreement will remain in effect until the date on which all of the relevant patent applications and all granted patents ensuing from such applications have expired or is terminated earlier in accordance with the agreement. Either party may terminate the agreement if the other party is in default of a material obligation under the agreement which has not been cured within 30 days of notice of such default. Either party may also terminate the agreement if the other party declares bankruptcy, dissolves, liquidates or is subject to other analogous proceedings. Radboud may also terminate the license agreement if the Company does not pay any amount owed under the agreement and such payment remains overdue for at least 30 days after receiving notice from Radboud of the amount due.

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

(c) Clinical support agreements

On February 9, 2018, the Company entered into an agreement with Foundation Fighting Blindness (FFB), under which FFB will provide funding of $ 7.5 million (€ 6.1 million) to advance ultevursen into the clinic and will receive future milestone payments.

Pursuant to the terms of the agreement, the Company is obligated to make a one-time milestone payment to FFB of up to $ 37.5 million (€ 30.6 million), payable in four equal annual installments following the first commercial sale of QR-421a, the first of which is due within 60 days following the first commercial sale. The Company is also obligated to make a payment to FFB of up to $ 15 million (€ 12.2 million) if it transfers, sells or licenses ultevursen other than for certain clinical or development purposes, or if the Company enters into a change of control transaction. However, the payment in the previous sentence may be set-off against the $ 37.5 million milestone payment. Either FFB or the Company may terminate the agreement for cause, which includes the Company’s material failure to achieve certain commercialization and development milestones. The Company’s payment obligations survive the termination of the agreement.

(d) Research and development commitments

The Company has research and development commitments, mainly with CRO’s, amounting to € 27,884,000 at December 31, 2021 (2020: € 12,003,000). Of these obligations an amount of € 13,024,000 is due in 2022, the remainder is due in 1 to 5 years.

27. Related-Party Transactions

Details of transactions between the Company and related parties are disclosed below.

(a) Compensation of the Supervisory Board

The remuneration of the supervisory board members in 2021 is set out in the table below:

	2021
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. Dinko Valerio	70	—	86	156
Mr. Antoine Papiernik	—	—	—	—
Ms. Alison Lawton	47	—	86	133
Mr. James Shannon	50	—	86	136
Mr. Bart Filius	44	—	80	124
Ms. Theresa Heggie*	29	—	77	106
	240	—	415	655

* Ms. Heggie stepped down from the supervisory board on October 1, 2021, in connection with her appointment as Chief Commercial Officer of the Company. The remuneration set forth for Ms. Heggie in the table above covers the period from January 1, 2021 to October 1, 2021.

In 2021, Mr. Papiernik waived his compensation.

The remuneration of the supervisory board members in 2020 is set out in the table below:

	2020
	Short term	Post employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. Dinko Valerio	—	—	123	123
Mr. Antoine Papiernik	—	—	—	—
Ms. Alison Lawton	34	—	123	157
Mr. James Shannon	45	—	125	170
Mr. Bart Filius	41	—	104	145
Ms. Theresa Heggie	36	—	99	135
	156	—	574	730

In 2020, Mr. Valerio and Mr. Papiernik waived their short-term benefits in support to the Company during the COVID-19 pandemic.

The 2019 remuneration is set out in the table below:

	2019
	Short term	Post employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. Dinko Valerio	74	—	106	180
Mr. Antoine Papiernik	104	—	—	104
Ms. Alison Lawton	41	—	107	148
Mr. Paul Baart	144	—	—	144
Mr. James Shannon	48	—	109	157
Mr. Bart Filius	30	—	26	56
Ms. Theresa Heggie	19	—	18	37
	460	—	366	826

As at December 31, 2021:

●	Mr. Dinko Valerio holds 725,692 ordinary shares in the Company, as well as 146,425 options. These options vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant. In 2021, Mr. Valerio was granted 23,239 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 3.42 per option. In 2020, Mr. Valerio was granted 24,615 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 8.82 per option. In 2019, Mr. Valerio was granted 14,918 options at an average exercise price of € 13.78 per option. On September 12, 2017, Mr. Valerio provided a convertible loan to Amylon Therapeutics B.V. This loan is interest-bearing at an average rate of 8% per annum and is convertible into a variable number of ordinary shares at the option of the holder or the Company in case financing criteria are met. The unconverted loan became payable on demand after 24 months in equal quarterly terms. In 2021, Mr. Valerio exercised options to acquire 32,272 ordinary shares.
●	Mr. Antoine Papiernik does not hold any shares or options in the Company. As a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, holder of 2,764,194 ordinary shares, Mr. Papiernik may be deemed to have share voting and investment power with respect to such shares.
●	Ms. Alison Lawton holds 159,245 options. In 2021, Ms. Lawton was granted 23,239 options under the Option Plan to acquire depositary receipts issued for ordinary shares at with an exercise price of € 3.42 per option. In 2020, Ms. Lawton was granted 24,615 options under the Option Plan to acquire depositary receipts issued for ordinary shares at with an exercise price of € 8.82 per option. In 2019, Ms. Lawton was granted 14,918 options with an average exercise price of € 13.78 per option. Under these option grants, options vest in four equal annual tranches of 25%, commencing at the first anniversary of the date of grant.
●	Mr. James Shannon holds 61,538 ordinary shares in the Company and 155,505 options. In 2021, Mr. Shannon was granted 23.239 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 3.42 per option. In 2020, Mr. Shannon was granted 24,615 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 8.82 per option. In 2019, Mr. Shannon was granted 14,918 options at an exercise price of € 13.78 per option. Under these option grants, options vest in four equal annual tranches of 25%, commencing at the first anniversary of the date of grant.
●	Mr. Bart Filius holds 60,609 options. In 2021, Mr. Filius was granted 23,239 options under the Option Plan to acquire depositary receipts issued for ordinary shares at with an exercise price of € 3.42 per option. In 2020, Mr. Filius was granted 24,615 options under the Option Plan to acquire depositary receipts issued for ordinary shares at with an exercise price of € 8.82 per option. In 2019, Mr. Filius was granted 12,755 options at an exercise price of € 10.47 per option. Under these option grants, options vest in four equal annual tranches of 25%, commencing at the first anniversary of the date of grant.

(b) Compensation of key management

Our management board is supported by our officers, or senior management. Mr. D.A. de Boer is the sole statutory director of the Company. The total remuneration of the management board and senior management in 2021 amounted to € 8,128,000 with the details set out in the table below:

	2021
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total

	(€ in thousands)
Mr. D.A. de Boer[1]	733	10	1,472	2,215
Management Board	733	10	1,472	2,215
Senior Management	2,938	57	2,918	5,913
	3,671	67	4,390	8,128
1	Short term employee benefits include a bonus for Mr. Daniel de Boer, of € 284,000 based on goals realized in 2021.

The total remuneration of the management board and senior management in 2020 amounted to € 7,693,000 with the details set out in the table below:

	2020
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total

	(€ in thousands)
Mr. D.A. de Boer[1]	689	10	1,925	2,624
Management Board	689	10	1,925	2,624
Senior Management	1,620	55	3,394	5,069
	2,309	65	5,319	7,693
1	Short term employee benefits include a bonus for Mr. Daniel de Boer of € 240,000 based on goals realized in 2020.

The total remuneration of the management board and senior management in 2019 amounted to € 6,117,000 with the details set out in the table below:

	2019
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total

	(€ in thousands)
Mr. D.A. de Boer[1]	722	10	1,533	2,265
Management Board	722	10	1,533	2,265
Senior Management	1,545	48	2,259	3,852
	2,267	58	3,792	6,117
1	Short term employee benefits include a bonus for Mr. Daniel de Boer of € 273,000 based on goals realized in 2019.

As at December 31, 2021:

●	Mr. Daniel de Boer holds 705,309 ordinary shares in the Company as well as 1,919,655 options. In 2021, Mr. de Boer was awarded 442,279 options to acquire ordinary shares at an exercise price of € 3.42 per option. In 2020, Mr. de Boer was awarded 395,561 options at an exercise price of € 8.82 per option. In 2019, Mr. de Boer was awarded 253,192 options at an exercise price of € 13.78 per option. These options vest over four years in equal annual installments and had a remaining weighted-average contractual life of 6.9 years as at December 31, 2021. At December 31, 2021, Mr. de Boer had not exercised any of the options that were awarded to him.

ProQR does not grant any loans, advance payments and guarantees to members of the Management and Supervisory Board.

(c) Transactions with Yarrow Biotechnology, Inc.

The Company’s transactions with its associate company Yarrow Biotechnology, Inc. are described in note 17.

28. Auditor fees

The fees for services provided by our external auditors, KPMG Accountants N.V. for the year ended December 31, 2021 and Deloitte Accountants B.V. for the years ended December 31, 2020 and 2019, are specified below for each of the financial years indicated:

	2021	2020	2019

	(€ in thousands)
Audit fees	419	487	515
Audit-related fees	64	24	57
Tax fees	—	—	—
All other fees	—	—	—
	483	511	572

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

29. Subsequent events

On February 11, 2022, the Company announced the top-line results from the phase 2/3 Illuminate trial of sepofarsen in CEP290-mediated LCA10. The study did not meet its primary endpoint nor any notable secondary endpoints. No benefit was observed in either treatment arm versus the sham arm. These announced results do not affect the amounts recognized in these financial statements. The potential consequences of this event had already been taken into account in determining the liquidity projections disclosed in these financial statements.

On April 13, 2022, the Company announced that it will refocus or suspend certain clinical studies and suspend all other inherited retinal disease-related research activities. The Company also announced that it will reduce its workforce by approximately 30%. In addition, the Company will accelerate the development of the Axiomer RNA base-editing technology platform across multiple therapeutic areas. These developments do not affect the financial figures included in these financial statements.