Form 20-F
period 2022-12-31
ProQR Therapeutics N.V.
filed 2023-03-29
CIK 1612940

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Jurriaan Dekkers, Chief Financial Officer

Tel: +31 88 166 7000

jdekkers@proqr.com, Zernikedreef 9, 2333 CK Leiden, The Netherlands

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

Ordinary shares, nominal value € 0.04 per share: 80,817,079

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ◻

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

◻

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

☐ Yes   ⌧ No

Summary of the Material and Other Risks Associated with Our Business

Our business is subject to numerous material risks and uncertainties that you should be aware of in evaluating our business, including those described in Part I, Item 3.D: “Risk Factors” in this Annual Report on Form 20-F, or this Annual Report. These risks include, but are not limited to, the following:

●	We are a biopharmaceutical company with a history of losses. We expect to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability, which could result in a decline in the market value of our ordinary shares.
●	We will require additional capital to fund our operations and if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates.
●	We have a limited operating history, which may make it difficult to evaluate the success of our business to date and to assess our future viability.
●	We or third parties upon whom we depend may be adversely affected by natural disasters and/or global health pandemics, and our business, financial condition and results of operations could be adversely affected.
●	The effects of the ongoing COVID-19 pandemic may materially and adversely affect our business and our financial results.
●	Our business depends in part on the success of our product candidates, which are currently in early phases of preclinical development. We cannot be certain that we will be able to successfully complete the clinical development of, obtain regulatory approval for, or successfully commercialize our product candidates.
●	We may not be able to file investigational new drug applications (INDs) or IND amendments or similar applications to commence clinical trials of our product candidates on the timelines we expect, and even if we are able to, the FDA or similar foreign regulatory authority may not permit us to proceed.
●	The regulatory approval processes of the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA) and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
●	Failures or delays in the commencement or completion of our preclinical studies or planned clinical trials of our product candidates could result in increased costs to us and could delay, prevent or limit our ability to generate revenue and continue our business.
●	Our RNA technologies are unproven in the disease indications for which they are being developed and tested and may not lead to the development of, or result in, marketable products.
●	Failure to obtain regulatory approval in jurisdictions outside the United States and the European Union would prevent our product candidates from being marketed in those jurisdictions.
●	If a collaborative partner terminates or fails to perform its obligations under an agreement with us, the commercialization of our product candidates, if approved, could be delayed or terminated.
●	Our development and commercialization strategy for our product candidates relies in part upon certain patent rights that we license from third parties, and termination of such license could have a materially adverse effect on our business, financial condition, results of operations and prospects.
●	We rely on third-party manufacturers and suppliers and we intend to rely on third parties to produce preclinical, clinical and commercial supplies of our product candidates.
●	If third parties on which we depend to conduct our (preclinical-) and clinical studies do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development programs could be delayed with materially adverse effects on our business, financial condition, results of operations and prospects.

●	Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.
●	Our collaboration partnerships with pharmaceutical companies are important to our business. If these companies do not successfully develop drugs pursuant to these agreements, our business could be adversely affected.
●	We license patent rights from third-party owners or licensees and if we fail to comply with our obligations in our intellectual property licenses, we could lose rights that are fundamental to our business.
●	Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
●	We or our licensors or any current or future collaborators or strategic partners may become subject to third party claims or litigation alleging infringement of patents or other proprietary rights or seeking to invalidate patents or other proprietary rights, and we may need to resort to litigation to protect or enforce our patents or other proprietary rights, all of which could be costly, time consuming, delay or prevent the development and commercialization of our product candidates, or put our patents and other proprietary rights at risk.
●	Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.
●	We face competition from entities that have developed or may develop product candidates for our target indications. If these companies develop technologies or product candidates more rapidly than we do or their technologies, including delivery technologies, are more effective, our ability to develop and successfully commercialize our product candidates may be adversely affected.
●	Even if we are able to commercialize any of our product candidates, the products may not receive coverage and adequate reimbursement from third-party payors, which could harm our business.
●	Any inability to attract and retain qualified key management and technical personnel would impair our ability to implement our business plan.
●	Members of our management board and supervisory board and our principal shareholders and their affiliates have significant control over our company, which will limit other stakeholders’ ability to influence corporate matters and could delay or prevent a change in corporate control.
●	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to the Securities and Exchange Act of 1934, as amended (the Exchange Act) reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
●	Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company for U.S. federal income tax purposes.
●	The rights and responsibilities of our shareholders are governed by Dutch law and differ in some important respects from the rights and responsibilities of shareholders under U.S. law.

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

Introduction

This document contains information required for the Annual Report on Form 20-F for the year ended December 31, 2022 of ProQR Therapeutics N.V. (the Annual Report). Unless the context specifically indicates otherwise, references in this Annual Report to “ProQR Therapeutics N.V.”, “ProQR Therapeutics”, “ProQR”, “we”, “our”, “ours”, “us”, the “Company” and similar designations refer to ProQR Therapeutics N.V., a company organized under the laws of the Netherlands, and where appropriate, its consolidated subsidiaries.

IFRS Based Information

The audited financial statements as at December 31, 2022 and 2021, and for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements, including in relation to the research and (pre-) clinical development of sepofarsen (formerly known as QR-110), ultevursen (formerly known as QR-421a), or our RNA editing platforms or any of our pipeline programs, to be materially different from our expectations. These forward-looking statements include, without limitation, statements about the following:

●	the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners;
●	the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations (CROs) and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations;
●	our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer;
●	the potential for future data to alter initial and preliminary results of early-stage clinical trials;
●	the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs, and the ability to successfully submit the necessary applications or to obtain the necessary clearances;
●	the ability to secure, maintain and realize the intended benefits of collaborations with partners;
●	the possible impairment of, inability to obtain, and costs to obtain intellectual property rights;
●	possible safety or efficacy concerns that could emerge as new data are generated in research and development;
●	our ability to attract and retain key scientific and/or management personnel; our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates, if approved;
●	the accuracy of our estimates of our future revenue, expenses, capital requirements and needs for additional financing;
●	our estimates regarding the market opportunities for our current and future programs and any future product candidates;
●	the impact on our operations and activities that may be slowed or halted by shortage and/or pressure on supply and logistics on the global market and/or the impact of the COVID-19 pandemic;

●	general business, financial and accounting risks and risks related to litigation and disputes with third parties; and
●	the other risks and uncertainties, including those listed under the caption “Risk Factors.”

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

Risks Related to Our Capital Needs and Financial Position

We are a biopharmaceutical company with a history of losses. We expect to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability, which could result in a decline in the market value of our ordinary shares.

We are a biopharmaceutical company with a limited operating history, engaged in the discovery and development of RNA-based therapeutics with our proprietary RNA editing platforms technology which could be used to develop new product candidates across multiple therapeutic areas. Since our inception in February 2012, we have devoted a significant portion of our resources to the development of our product candidates in inherited retinal disorders, including sepofarsen for Leber Congenital Amaurosis (LCA), ultevursen for Usher syndrom, and QR-1123 for autosomal dominant retinitis pigmentosa. Past resources have also been expended for the development of QR-504a for Fuchs endothelial corneal dystrophy, and eluforsen for cystic fibrosis, for which we have ceased making investments, and QR-313 for epidermolysis bullosa, which we have spun off. In August 2022 we announced our strategy to exclusively focus our resources on the development of our RNA editing platforms. As a result, we have ended the clinical development of sepofarsen and ultevursen, as well as the development of QR-1123 and QR-504a, for which we are currently seeking a partner to develop these programs. However, there can be no assurance that we will secure a partnership for the development of any of these product candidates. We have had significant operating losses since our inception. Our net losses for the years ended December 31, 2022, December 31, 2021 and December 31, 2020 were, € 64,891,000, € 61,680,000 and € 46,614,000 respectively. At December 31, 2022, we had an accumulated deficit of € 380,677,000. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Our RNA editing platforms are still in early stages of development and we are subject to the risks of failure inherent in the development of novel technologies and product candidates based on novel technologies.

To date, the only material income we have generated has been from the receipt of government research grants and collaboration agreements. Our ability to generate revenue from product sales depends upon our ability to successfully develop candidates with our RNA editing platform, subsequently obtain regulatory approval for these candidates and successfully commercialize them and any other product candidates that we might develop, in-license or acquire in the future, enter into new collaboration agreements and generate milestone and royalty payments under existing or future collaboration agreements.

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

Our ability to generate revenue from our product candidates also depends on a number of additional factors, including our ability to:

●	successfully complete development activities, including the ongoing and planned preclinical and planned clinical studies for our product candidates;
●	complete and submit New Drug Applications (NDAs) to the U.S. Food and Drug Administration (FDA), Marketing Authorization Applications (MAAs) to the European Medicines Agency (EMA), and comparable applications to other regulatory authorities and obtain regulatory approval for indications for which there is a commercial market;
●	set a commercially viable price for any products for which we may receive approval;
●	obtain commercial quantities of our products at acceptable cost levels;
●	develop a commercial organization capable of sales, marketing and distribution for any product that we might intend to sell ourselves in the markets in which we have retained commercialization rights;
●	find suitable partners to help us market, sell and distribute our approved products that we do not intend to sell ourselves in one or more markets;
●	achieve acceptance among patients, clinicians and advocacy groups for any product we develop; and
●	obtain coverage and adequate reimbursement for our products from third parties, including government payors.

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

In view of our intention to partner ultevursen for further development, commitments pursuant to our agreement with the Foundation Fighting Blindness (FFB) might trigger royalty payments of up to $ 33.8 million, partly upon partnering and partly upon commercialization. Furthermore, the partnering of ultevursen shall require such partner to commit itself to similar undertakings and assume joint and several liability for at least part of the royalty undertaking towards FFB. See “Item 5. Operating and Financial Review and Prospects” and the notes to the financial statements included elsewhere in this annual report for more details on these transactions.

Even if we are able to generate revenues from the sale of any of our product candidates or if will receive royalties from of our collaboration partners, we may not become profitable and may need to obtain additional funding to continue operations. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce our operations, which could result in a decline in the market value of our ordinary shares.

We will require additional capital to fund our operations and if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts of cash to conduct further research and development, including with respect to our Axiomer platform, and preclinical testing and clinical trials of our product candidates, to seek regulatory approvals for our product candidates and to launch and commercialize any product candidates for which we receive regulatory approval, including potentially building our own commercial organization to serve the United States, the European Union and certain other markets. As at December 31, 2022, we had € 94,775,000 in cash and cash equivalents. Based on our current operating plans announced as part of our strategy update in August 2022, we believe that such existing cash and cash equivalents will be sufficient to fund our anticipated level of operations into 2026. However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with successful development of our RNA editing platforms and product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities relating to product candidates. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

●	the preclinical and clinical development plans we establish for these product candidates;
●	the number and characteristics of product candidates that we develop or may in-license;
●	the number and characteristics of programs that we may pursue in our innovation unit, including the development of RNA editing platforms;
●	the terms of any collaboration arrangements we may choose to enter into;
●	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable foreign regulatory authorities;
●	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;
●	the cost of defending any intellectual property disputes, including patent infringement actions brought by third parties against us or our product candidates;
●	the effect of competing technological and market developments;

●	the cost and timing of completion of commercial-scale outsourced manufacturing activities; and
●	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates or one or more of our other research and development initiatives such as our RNA editing platforms. In order to raise additional capital, we may seek a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, existing ownership interests may be diluted and the terms of such financings may include liquidation or other preferences that adversely affect the rights of existing shareholders. We also could be required to seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be acceptable or relinquish or license on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves.

While we were founded in 2012, we recently announced our plans to refocus our business on our RNA editing platforms, and it may be difficult to assess the future viability of our business and our strategy.

We were founded in February 2012 and began operations in May 2012, since which time we have primarily focused our efforts on development activities for our product candidates, including acquiring and developing product and technology rights and entering into collaborations. We have revised our strategy from time to time, including most recently in August 2022 when we announced our plan to focus exclusively on our RNA editing platforms, therewith withdrawing from the ophthalmology space. Consequently, any predictions about our future success, performance or viability may not be as accurate as they could be if we had a longer operating history, more experience with research and development initiatives and clinical development or approved products on the market.

We or third parties upon whom we depend may be adversely affected by natural disasters and/or global health pandemics, and our business, financial condition and results of operations could be adversely affected.

The occurrence of unforeseen or catastrophic events, including extreme weather events and other natural disasters, man-made disasters, or the emergence of epidemics or pandemics, depending on their scale, may cause different degrees of damage to the national and local economies and could cause a disruption in our operations and have a material adverse effect on our financial condition and results of operations. Man-made disasters, pandemics, and other events connected with the regions in which we operate could have similar effects. If a natural disaster, health pandemic, or other event beyond our control occurred that prevented us from using all or a significant portion of our office and/or lab spaces, damaged critical infrastructure, such as our manufacturing facilities or our manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations or supplies, it may be difficult for us to continue our business for a substantial period of time.

The effects of the COVID-19 pandemic may materially and adversely affect our business and our financial results.

The continued effects of the COVID-19 pandemic could adversely impact our clinical trials or preclinical studies, including our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, have heightened exposure to COVID-19. While we have implemented mitigation procedures designed to enable us to continue our development activities, there can be no assurance that these procedures will continue to be successful or that we can avoid a material and adverse disruption to our business in case further spikes in the number of infections, including due to the emergence of new variants, would occur in countries where patients are expected to be enrolled or where they are located. If the number of cases were to sharply increase, we could expect the prioritization of hospital resources toward the treatment of COVID-19 patients and restrictions in travel. Furthermore, persons living with indications that are targeted by ProQR’s future product candidates may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if new quarantines or travel restrictions were to impede patient movement or interrupt healthcare services. COVID-19 restrictions can also negatively affect the operations of third-party contract research organizations (CROs) that we rely upon to carry out our clinical trials. Moreover, COVID-19 might impact the operations of our third-party manufacturers, which could result in delays or disruptions in the supply of our product candidates. Since the beginning of the COVID-19 pandemic, several vaccines for COVID-19 have received Emergency Use Authorization by the FDA and a number of these later received marketing approval. Additional vaccines may be authorized or approved in the future. The resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for our clinical trials, which could lead to delays in these trials. While we do not currently believe our supply chain has been affected, there can be no assurances that we will not experience supply disruptions in the future. The negative impact COVID-19 has had and may continue to have to patient enrollment or treatment or the timing and execution of clinical trials could cause costly delays to our future clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize our future product candidates, increase our operating expenses and have a material adverse effect on our business and financial results.

In addition, COVID-19 resulted in significant governmental measures being implemented to control the spread of the virus, including quarantines, travel restrictions and business shutdowns. If the number of cases again sharply increases, we could expect similar governmental measures. We have taken and may again need to take temporary precautionary measures intended to help minimize the risk of the virus to our employees, including requiring most of our employees to work remotely, suspending all non-essential travel worldwide for our employees and attending industry events and work-related meetings remotely. These measures could negatively affect our business. For instance, requiring employees to work remotely may result in decreased efficiency and effectiveness of our operations and increases the risk of a cybersecurity incident. COVID-19 has also caused volatility in the global financial markets and threatened a slowdown in the global economy, which could negatively affect our ability to raise additional capital on attractive terms or at all.

The extent to which COVID-19 continues to impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the occurrence of a new outbreak, new information that may emerge concerning the severity of COVID-19, new strains of the virus that may emerge, which may impact rates of infection and vaccination efforts, developments or perceptions regarding the safety of vaccines, or the extent and effectiveness of actions to contain COVID-19 and treat its impact, including vaccination campaigns and lockdown measures, among others. In addition, recurrences or additional waves of COVID-19 cases could cause other widespread or more severe impacts depending on where infection rates are highest. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties with whom we engage were to experience prolonged business shutdowns or other disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, which could have a material adverse impact on our business, results of operation and financial condition.

Risks Related to the Development and Regulatory Approval of our Product Candidates

Our business depends in part on the success of our product candidates. We cannot be certain that we will be able to successfully complete the clinical development of, obtain regulatory approval for, or successfully commercialize our product candidates.

Our business depends in part on our ability to develop, secure regulatory approval for and commercialize one or more product candidates, including any product candidates resulting from our initial pipeline programs using our Axiomer technology, including AX-0810 for Cholestatic Diseases targeting NTCP and AX-1412 for Cardiovascular Disease targeting B4GALT1. However, the development of drug candidates is lengthy, uncertain and expensive, and there can be no assurance that we will achieve such goals. For example, in the past, we have focused our efforts on the development of product candidates in our ophthalmology portfolio and, previously, for cystic fibrosis, none of which we are planning to continue developing at this time. In February 2022, we announced that top-line results from our Phase 2/3 pivotal trial of sepofarsen did not meet its primary endpoint.

In addition, as part of our strategy update in April 2022, we suspended the early phase clinical trials for our QR-1123 program for autosomal dominant retinitis pigmentosa (adRP) and our QR-504a program for Fuchs endothelial corneal dystrophy and suspended all other research activities related to our inherited retinal disease pipeline. In August 2022, we announced our strategy to shift our focus and resources exclusively to the development of our RNA editing platforms, therewith ending the clinical development of sepofarsen and ultevursen while seeking a partner to further continue these programs, and therewith ultimately ending all activity related to the broader ophthalmology portfolio.

The clinical trials and manufacturing and marketing of our future product candidates will be subject to extensive and rigorous review and regulation by numerous government authorities in the United States, the European Union and other jurisdictions where we intend to test and, if approved, market our product candidates. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through preclinical testing and clinical trials that the product candidate is safe and effective for use in each target indication, and potentially in specific patient populations, including the pediatric population. This process can take many years and may include post-marketing studies and surveillance, which would require the expenditure of substantial resources beyond our existing funds. Of the large number of drugs in development for approval in the United States and the European Union, only a small percentage successfully complete the FDA or EMA regulatory approval processes, as applicable, and are commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our research, development and clinical programs, we cannot be certain that any of our product candidates will be successfully developed or commercialized.

In addition, if a third party collaborator were to resume the advancement of sepofarsen, ultevursen, QR-1123 or QR-504a, or commence new clinical programs of our product candidates in the future, the successful clinical development, regulatory approval and commercialization of any of these product candidates would require additional or new preclinical and clinical testing and substantial additional or new clinical development and regulatory approval efforts before we are permitted to commence their commercialization, if ever. It would be several years before a pivotal trial could be completed for any of such other product candidates, if ever.

We may not be able to file investigational new drug applications (INDs) or IND amendments or similar applications to commence clinical trials of our product candidates on the timelines we expect, and even if we are able to, the FDA or similar foreign regulatory authority may not permit us to proceed.

We may not be able to file INDs or similar applications for our product candidates on the timelines we expect. For example, we may experience manufacturing delays or other delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND or similar application will result in the FDA or similar foreign regulatory authority allowing clinical trials to begin, or that, once begun, issues will not arise that result in the suspension or termination of clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND or similar application, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations apply to new clinical trials we may submit as amendments to existing INDs or to a new IND or similar application. Any failure to file INDs or similar applications on the timelines we expect or to obtain authorization to begin our trials may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all.

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

We may never realize a return on our investment of resources and cash from our drug discovery collaborations.

In addition to developing our own pipeline of product candidates, we also conduct drug discovery activities for or with collaborators who are also engaged in drug discovery and development, which could include pre-commercial biotechnology companies and large pharmaceutical companies. Under these collaborations, we might provide the benefit of our drug discovery platforms and platform experts who identify molecules that have activity against one or more specified targets, among other resources. In consideration, we have received, and might receive in the future, (i) equity investments; (ii) upfront fees; and/or (iii) the right to receive option fees, cash milestone payments upon the achievement of specified development, regulatory, or commercial sales milestones for the drug discovery targets, and potential royalties. Our ability to receive fees and payments and realize returns from our drug discovery collaborations in a timely manner, or at all, is subject to a number of risks, including but not limited to the following:

●	our collaborators may incur unanticipated costs or experience delays in completing, or may be unable to complete, the development and commercialization of any drug candidates;

●	collaborators have significant discretion in determining the amount and timing of efforts and resources that they will apply to our collaborations and may not perform their obligations as expected;
●	collaborators may decide not to pursue development or commercialization of drug candidates for various reasons, including results of clinical trials or other studies, changes in the collaborator’s strategic focus or available funding, their desire to develop products that compete directly or indirectly with our drug candidates, or external factors (such as an acquisition or industry slowdown) that divert resources or create competing priorities;
●	existing collaborators and potential future collaborators may begin to perceive us to be a competitor more generally, particularly as we advance our internal drug discovery programs, and therefore may be unwilling to continue existing collaborations, or enter into new collaborations, with us;
●	a collaborator may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution, or marketing of a drug candidate or product;
●	disagreements with collaborators, including disagreements over intellectual property or proprietary rights, contract interpretation, or the preferred course of development, might cause delays or terminations of the research, development, or commercialization of drug candidates, or might result in litigation or arbitration;
●	collaborators may not properly obtain, maintain, enforce, defend, or protect our or their intellectual property or proprietary rights, or they may use our proprietary information in such a way as to potentially lead to disputes or legal proceedings that could jeopardize or invalidate our or their intellectual property or proprietary rights;
●	collaborators may infringe, misappropriate, or otherwise violate the intellectual property or proprietary rights of third parties, which may expose us to litigation and potential liability; and
●	drug discovery collaborations may be terminated prior to our receipt of any significant value.

Failures or delays in the commencement or completion of our preclinical studies or planned or future clinical trials of our future product candidates could result in increased costs to us and could delay, prevent or limit our ability to generate revenue and continue our business.

Successful completion of preclinical studies and clinical trials is a prerequisite to submitting an NDA to the FDA or an MAA to the EMA and, consequently, the ultimate approval and commercial marketing of our product candidates. Clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. A product candidate can unexpectedly fail at any stage of clinical development. The historical failure rate for product candidates is high due to scientific feasibility, safety, efficacy, changing standards of medical care and other variables. We do not know whether our future clinical trials will begin or be completed on schedule, if at all, as the commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including, among others:

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
●	severe or unexpected drug-related side effects experienced by patients in our clinical trials or by individuals using drugs similar to our product candidates;
●	reports from preclinical or clinical testing of other RNA therapies that raise safety or efficacy concerns;
●	difficulties retaining patients who have enrolled in a clinical trial but may be prone to withdraw due to lack of efficacy, side effects, personal reasons or loss of interest; or
●	force majeure events such as the COVID-19 pandemic.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the EMA, the IRBs at the sites where the IRBs are overseeing a clinical trial, upon recommendation of a data safety monitoring board (DSMB) overseeing the clinical trial at issue, or by other regulatory authorities due to a number of factors, including, among others:

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

Positive results from early-stage clinical trials and preclinical testing of our future product candidates are not necessarily predictive of the results of later clinical trials for these product candidates. If we cannot achieve positive results in our later stage clinical trials for our product candidates, we may be unable to successfully develop, obtain regulatory approval for and commercialize them.

We may from time to time publish results from preclinical studies and clinical trials of our product candidates. Positive results from early-stage clinical trials and preclinical testing of our product candidates in vitro and in vivo may not necessarily be predictive of the results from later-stage clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in preclinical and early-stage clinical trials, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were already underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval. If we fail to produce positive results in our clinical trials for any product candidates, the development timeline and regulatory approval and commercialization prospects for those product candidates, and, correspondingly, our business and financial prospects would be materially adversely affected.

Additionally, some of our clinical trials have utilized and may in the future utilize an “open-label” trial design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Moreover, patients selected for early clinical studies often include the most severe sufferers and their symptoms may have been bound to improve notwithstanding the new treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates when studied in a controlled environment with a placebo or active control.

Changes in regulatory requirements or guidance from the FDA, EMA or other applicable regulatory authorities, or unanticipated events during our preclinical or clinical development activities may occur, which may result in changes to requirements, which could result in increased costs to us and could delay our development timeline.

Changes in regulatory requirements, or guidance from the FDA, EMA, or other applicable regulatory authorities, imposition of additional preclinical or clinical study requirements by applicable regulatory authorities or unanticipated events during our preclinical or clinical development may force us to amend study protocols or conduct additional studies or trials or involve delays to our preclinical and clinical studies and overall development strategy, all of which could result in increased costs for the development of our product candidates. We may experience delays if we are required by the FDA, EMA, or other applicable regulatory authorities, or if we voluntarily decide to, redesign or restructure a clinical trial once initiated. Amendments to our clinical trial protocols may require resubmission to the applicable regulatory authorities and IRBs or ethics committees for review and approval, which may adversely impact the cost, timing and/or successful completion of a clinical trial. We may be delayed in our clinical development if we are unable to obtain alignment with the FDA, EMA, or other applicable regulatory authorities on an acceptable clinical trial design or statistical analysis plan for any of our clinical trials. Additionally, the FDA, EMA, or other applicable regulatory authorities may require us to conduct additional clinical trials, including pivotal trials, to support a marketing application. If we experience delays completing, or if we terminate, any of our clinical trials, or if we are required to conduct additional clinical trials, the commercial prospects for our product candidates may be harmed and our ability to generate product revenue will be delayed.

Our RNA technologies are unproven in the disease indications for which they are being developed and tested and may not lead to the development of, or result in, marketable products.

We are developing RNA editing platforms and a pipeline of product candidates using these proprietary RNA technologies for genetic disorders with unmet need. We believe that targeting the mRNA to restore the production of functional protein is a unique approach that offers advantages versus small molecule, gene therapy and other therapeutic approaches. However, the scientific research that forms the basis of our efforts to develop product candidates is both preliminary and limited. The mechanism of action of our compounds could be different from what we today hypothesize. Also, we may discover that the molecules that we develop do not possess certain properties required for a drug to be effective, such as the ability to remain stable in the human body for the period of time required for the drug to reach the target tissue or the ability to cross the cell wall and enter into cells within the target tissue for effective delivery. We may spend substantial funds attempting to introduce these properties and may never succeed in doing so. For example, while we have discovered and are developing our novel RNA editing platforms and will focus our resources exclusively on these RNA editing platforms as announced as part of our strategy update in August 2022, there can be no assurance that we will be able to leverage our technology to create viable product candidates to advance into the clinic, or develop those candidates to submit for regulatory approval. In addition, product candidates based on RNA technologies may demonstrate different chemical and pharmacological properties in humans than they do in laboratory studies or animals. Even if our product candidates have successful results in animal studies, they may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems or other existing treatments in unforeseen, ineffective or harmful ways. Our RNA technologies may provoke an unwanted immune response, or immunogenicity, which may neutralize the therapeutic effects of our product candidates and could result in harmful outcomes for patients. As a result, we may never succeed in developing a marketable product, and in turn we may not become profitable and the value of our ordinary shares would decline.

While there are a number of approved therapies based on the oligonucleotide modality, there are no approved therapies based on the editing technology underlying our novel editing mechanism which uses ADAR. This may increase the complexity, uncertainty and length of the regulatory approval process for our product candidates. Neither we nor any future collaborator may receive approval to market and commercialize any product candidate. Even if we or a collaborator were to obtain regulatory approval, the approval may be for disease indications or patient populations that are not as broad as we intended or may require labeling that includes significant use or distribution restrictions or safety warnings. We or a collaborator may be required to perform additional or unanticipated clinical trials to obtain approval or be subject to post-marketing testing requirements to maintain regulatory approval. If our RNA technology proves to be ineffective, unsafe or commercially unviable, our entire platforms and pipeline would have little, if any, value, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We may seek a breakthrough therapy designation for our product candidates in the future. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapies on one or more clinically significant endpoints. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA may also be eligible for accelerated approval.

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

We may seek designation for our Axiomer RNA editing platform as a designated platform technology, but we might not receive such designation, and even if we do, such designation may not lead to a faster development, regulatory review or approval process.

We may seek designation for our Axiomer RNA editing platform as a designated platform technology. Under the Food and Drug Omnibus Reform Act of 2022 (FDORA), a platform technology incorporated within or utilized by a drug or biological product is eligible for designation as a designated platform technology if (1) the platform technology is incorporated in, or utilized by, a drug approved under an NDA or BLA; (2) preliminary evidence submitted by the sponsor of the approved or licensed drug, or a sponsor that has been granted a right of reference to data submitted in the application for such drug, demonstrates that the platform technology has the potential to be incorporated in, or utilized by, more than one drug without an adverse effect on quality, manufacturing, or safety; and (3) data or information submitted by the applicable person indicates that incorporation or utilization of the platform technology has a reasonable likelihood to bring significant efficiencies to the drug development or manufacturing process and to the review process. A sponsor may request the FDA to designate a platform technology as a designated platform technology concurrently with, or at any time after, submission of an IND application for a drug that incorporates or utilizes the platform technology that is the subject of the request. If so designated, the FDA may expedite the development and review of any subsequent original NDA or BLA for a drug that uses or incorporates the platform technology. Even if we believe our Axiomer platform meets the criteria for such designation, the FDA may disagree and instead determine not to grant such designation. In addition, the receipt of such designation for a platform technology does not ensure that a drug will be developed more quickly, be reviewed by the FDA faster, or receive FDA approval. Moreover, the FDA may revoke a designation if the FDA determines that a designated platform technology no longer meets the criteria for such designation.

Our therapeutic candidates are based on a novel mechanism of action, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if at all.

Although we have discovered and are developing our novel RNA editing platforms and will focus our resources exclusively on these RNA editing platforms, as announced as part of our strategy update in August 2022, there can be no assurance that we will be able to leverage our technology to create viable product candidates to advance into the clinic, or develop those candidates to submit for regulatory approval. In addition, product candidates based on RNA technologies may demonstrate different chemical and pharmacological properties in humans than they do in laboratory studies or animals. Even if our product candidates have successful results in animal studies, they may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems or other existing treatments in unforeseen, ineffective or harmful ways. Our RNA technologies may provoke an unwanted immune response, or immunogenicity, which may neutralize the therapeutic effects of our product candidates and could result in harmful outcomes for patients. As a result, we or our partners may never succeed in developing a marketable product based on our platforms, and in turn we may not become profitable and the value of our ordinary shares would decline.

Furthermore, the FDA and the EMA have relatively limited experience with therapeutics based on RNA. This may increase the complexity, uncertainty and length of the regulatory approval process for our product candidates. Neither we nor any future collaborator may receive approval to market and commercialize any product candidate. Even if we or a collaborator were to obtain regulatory approval, the approval may be for disease indications or patient populations that are not as broad as we intended or may require labeling that includes significant use or distribution restrictions or safety warnings. We, or a collaborator, may be required to perform additional or unanticipated clinical trials to obtain approval or be subject to post-marketing testing requirements to maintain regulatory approval. If our RNA technology proves to be ineffective, unsafe or commercially unviable, our entire platforms and pipeline would have little, if any, value, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Dependence on Third Parties

If a collaborative partner terminates or fails to perform its obligations under an agreement with us, the commercialization of our product candidates, if approved, could be delayed or terminated.

We are party to, and we may from time to time in the future pursue, collaborative arrangements for the development and commercialization of product candidates, if approved. We have executed and continue to consider strategic alternatives that include spinouts, out-licensing or collaborative partnerships to develop and commercialize our RNA technologies, including our Axiomer program, or programs. For example, in 2021, we entered into a licensing and research collaboration agreement with Eli Lilly and Company (Lilly), as amended in 2022 which expanded our collaboration, focused on the discovery, development, and commercialization of potential new medicines primarily in the peripheral nervous system and central nervous system and metabolic diseases. If any of our collaborative partners in future collaborative arrangements for the commercialization of product candidates or similar arrangements does not devote sufficient time and resources to the collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially adversely affected. In addition, if any such collaboration partner were to breach or terminate its arrangements with us, the commercialization of our product candidates could be delayed, curtailed or terminated.

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

We expect to continue to rely on third party manufacturers if we receive regulatory approval for any product candidate. To the extent that we have existing, or enter into future, manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our or a third party’s failure to execute on our manufacturing requirements could adversely affect our business in a number of ways, including but not limited to:

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

If third parties on which we depend to conduct our preclinical and clinical studies do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development programs could be delayed with materially adverse effects on our business, financial condition, results of operations and prospects.

We rely on CROs and consultants to design, conduct, supervise and monitor preclinical studies for our product candidates and expect to rely on CROs, clinical data management organizations, institutions, and clinical investigators for the conduct of our future clinical trials. We and our CROs are required to comply with various regulations, including Good Laboratory Practices (GLP) and Good Clinical Practices (GCP) which are enforced by the FDA, and guidelines of the Competent Authorities of the Member States of the European Economic Area (EEA) and comparable foreign regulatory authorities to ensure that the health, safety and rights of patients are protected in clinical development, and that study data integrity is assured. Regulatory authorities ensure compliance with these requirements through periodic inspections of study sponsors, principal investigators and study sites. If we or any of our investigators or CROs fail to comply with applicable requirements, the data generated in our studies may be deemed unreliable and the FDA, the EMA or other comparable foreign regulatory authorities may require us to perform additional studies. We cannot be certain that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our studies comply with such requirements.

Our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing studies. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the study data they obtain is compromised due to their failure to adhere to our protocols, regulatory requirements or for other reasons, our preclinical or clinical studies may be extended, delayed or terminated.

Because we have relied and continue to rely on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves a risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. We currently have a relatively small number of employees, which limits the internal resources we have available to identify and monitor our third-party service providers. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected. Even though we carefully manage our relationships with our CROs, there can be no assurance that we will not be impacted by this type of challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of preclinical or clinical studies or meet expected deadlines, our studies could be delayed and otherwise adversely affected. In all events, we are responsible for ensuring that each of our studies is conducted in accordance with the general investigational plan and protocols for the trial.

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

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. As a biopharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. Restrictions under applicable federal and state healthcare laws and regulations that may affect our ability to operate include the following:

●	the U.S. federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. The term remuneration has been interpreted broadly to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback statute is violated. Violations are subject to significant civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, a claim submitted for payment to any federal healthcare program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between biopharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other;

●	federal civil and criminal false claims laws, including the FCA and civil monetary penalty laws, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement or record to avoid, decrease or conceal an obligation to pay money to the federal government. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery or settlement. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;
●	the U.S. federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, and also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements or using or making any false or fraudulent document in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA fraud provisions without actual knowledge of the statute or specific intent to violate it;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information on certain covered healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their respective “business associates”, being those independent contractors or agents of covered entities that create, receive, maintain, transmit or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;
●	the U.S. federal physician payment transparency requirements under the Patient Protection and Affordable Care Act (ACA), as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the Affordable Care Act, require applicable manufacturers of covered drugs, devices, biologics and medical supplies to report annually to the Department of Health and Human Services (HHS) information related to direct or indirect payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members. These reporting obligations include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners;
●	federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;
●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and
●	analogous state, local and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payors, including private insurers. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance

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

Our collaboration partnerships with pharmaceutical companies are important to our business. If these companies do not successfully develop drugs pursuant to these agreements, our business could be adversely affected.

Under the amended and restated research and collaboration agreement which we entered into with Lilly in December 2022, Lilly has been granted certain exclusive and non-exclusive rights to ProQR’s Axiomer Platform IP to exploit compounds and develop and commercialize products based on this ProQR platform. Should Lilly decide not to pursue or be unable to pursue the further development and subsequent commercialization, we would not be able to receive milestone payments or royalty revenues associated with this partnership, which could have a substantial impact on our revenue.

We may not succeed in finding and entering into one or more strategic partnerships for our ophthalmology assets on the terms that are attractive to us or at all.

As part of our strategy to focus our efforts on developing our Axiomer platform, we intend to seek one or more third parties to collaborate with respect to the development of our ophthalmology assets, or otherwise sell or transfer such assets in order to generate near-term value. These strategic transactions may be structured in a variety of ways, including receipt of upfront payments, license fees, milestone payments and downstream royalties. However, there can be no assurance that we will be able to identify such a strategic partner or enter into such a transaction with them, or to otherwise sell or transfer our ophthalmology assets. If we fail to do so, we would not receive any such payments related to these assets or otherwise derive any near-term value from them. Even if we are successful in finding a partner for these assets, it is uncertain if such partner will be able to conduct clinical trials meeting its clinical endpoints, obtain regulatory approval and market access in relevant countries. If the partner does not succeed in commercializing the products, we would not receive net sales royalties on such product. Furthermore, if we do sell or transfer these assets, we could be held liable to repay certain grants that were received in the context of the development of sepofarsen and ultevursen.

Risks Related to Our Intellectual Property

We may become involved in legal proceedings with third parties that infringe our intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

We may from time to time become involved in legal proceedings challenging our intellectual property rights, including with respect to Axiomer. For example, one or more third parties may seek to invalidate these intellectual property rights. Our success will depend in part on our ability to obtain, maintain and enforce patent protection for our inventions. We may not be able to successfully prosecute the patent applications. If patents are issued or granted, we may fail to maintain these patents due to oppositions and/or other post grant procedures initiated by third parties, we may determine not to pursue litigation against other companies that are infringing these patents, or we may pursue litigation in a variety of ways. For example, we currently are facing oppositions in Japan and Europe with respect to patents relating to our Axiomer platform. If we are unsuccessful in defending our patents against these oppositions, we could lose patent protection for Axiomer and product candidates developed thereunder in these jurisdictions. Further, intellectual property rights may not provide us with complete exclusivity in the respective fields, which would allow for third parties to develop competing products and technologies, which could adversely affect our business and harm our prospects.

We have licensed patent rights from third-party owners or licensees for our ophthalmology programs and if we fail to comply with our obligations in our intellectual property licenses, we could lose rights that are a prerequisite for partnering the ophthalmology assets.

We are party to licenses to third-party intellectual property for certain product candidates that we are seeking third party partners to continue their development. For Leber Congenital Amaurosis, we have a world-wide exclusive sublicensable and royalty-bearing license to patent rights owned by the Radboud University Medical Center (Radboud) and license to patent rights owned by Inserm Transfert (Inserm) for the commercial sale of antisense oligonucleotides that cause exon skipping in CEP290 pre-mRNA. For Usher, we have a world-wide exclusive sublicensable and royalty-bearing license to patent rights owned by Radboud, for the commercial sale of antisense oligonucleotides that cause exon skipping in USH2A pre-mRNA. For adRP, we have a world-wide exclusive license to patent rights owned by Ionis Pharmaceuticals, Inc. for the commercial use of gapmers that target mutated Rhodopsin (P23H) mRNA. For Fuchs Endothelial Corneal

Dystrophy, we have a world-wide exclusive sublicensable and royalty-bearing license to patent rights owned by Vico Therapeutics B.V. for the prophylactic and therapeutic use of antisense oligonucleotides for the treatment of FECD.

Our licensing arrangements impose diligence, development, regulatory and commercialization milestones, and royalty, insurance and other obligations on us. If we fail to comply with these obligations, including with respect to programs that are part of the ophthalmology portfolio that we have suspended as part of the strategy update announced in August 2022, licensors may have the right to terminate these agreements, which may hamper our ability to find a strategic partner for these programs or may lead to other adverse consequences or payment obligations under the agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement, which would in turn affect our ability to find a strategic partner.

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

Further, if we were to initiate legal proceedings against a third party to enforce a patent covering one of our products or our technology, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the

U.S. and in most European countries, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. PTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or certain aspects of our platforms’ technology. Such a loss of patent protection could have a material adverse impact on our business. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without legally infringing our patents or other intellectual property rights.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our business depends upon our ability to develop, manufacture and, if approved, market and sell our product candidates, and to use our proprietary technologies without infringing the proprietary rights of third parties. We cannot guarantee that none of our product candidates, their manufacture, use, sale, offer for sale, or importation into the United States or into any country of the EEA will be held to infringe a third-party patent. As a result, we may become party to, or be threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including litigation in a Federal District court, or an interference or a post grant proceeding before the U.S. PTO or litigation in foreign courts or proceedings before foreign patent offices. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future.

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

Our success will further depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, regardless of the exclusive or non-exclusive nature of these rights. Our licensors may not successfully prosecute the patent applications licensed to us. Even if patents are issued or granted, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue litigation less aggressively than we would. Further, the license agreements may not provide us with a complete freedom to operate in the respective fields, which would allow for third parties to develop competing products. Without protection for, or exclusive right to, the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

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

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. For example, the Special 301 Report (April 2022) from the Office of the United States Trade Representative identified a number of countries, including India and China, where challenges to the procurement and enforcement of patent rights have been reported. Several countries, including India and China, have been listed in the report every year since 1989. As a result, proceedings to enforce our patent rights in certain foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

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

Even if any of our product candidates are approved, we currently have no sales, marketing or distribution capabilities or experience. In addition, we intend to consider out-licensing, spinouts or collaborative partnerships to develop and commercialize our RNA technologies or programs. If any of our product candidates are approved, we will need to enter into collaborations with third parties to provide sales, marketing and distribution capabilities to commercialize such products or develop these capabilities internally, which would be expensive and time-consuming. If we decide to rely on third parties with such capabilities to market our products or decide to co-promote products with collaborators, we will need to establish and maintain marketing and distribution arrangements with such third parties, and there can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and there can be no assurance that such third parties will have adequate sales and distribution capabilities for our products or be successful in gaining market acceptance of any approved product. If we decide to market our products directly, we would need to commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and supporting distribution, administration and compliance capabilities. If we are not successful in commercializing any product approved in the future, either on our own or through third parties, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

In March 2010, the Affordable Care Act (ACA) was enacted, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. biopharmaceutical industry. The ACA imposes a significant annual fee on companies that manufacture or import branded prescription drug products. It also contains substantial new provisions intended to broaden access to health insurance, reduce or constrain the growth of health care spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, and impose additional health policy reforms, any of which could negatively impact our business. Among other things, it subjects biological products to potential competition by lower-cost biosimilars, expands the types of entities eligible for the 340B drug discount program, introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in

Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. The ACA is likely to continue the downward pressure on pharmaceutical and medical device pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

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

In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the ACA was enacted. For example:

●	The U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. The reductions remain in effect through 2030.
●	The U.S. American Taxpayer Relief Act of 2012 among other things, further reduced Medicare payments to several types of providers.

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

Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and both the Biden administration and Congress have indicated that they will continue to seek new legislative and/or administrative measures to control drug costs.

For example, the Inflation Reduction Act of 2022, or IRA includes several provisions that will impact our business to varying degrees, including provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $2,000 starting in 2025; impose new manufacturer financial liability on certain drugs in Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge.

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

Our success largely depends on the continued service of key management and other specialized personnel. The loss of one or more members of our management board or other key employees or advisors could delay our research and development programs and materially harm our business, financial condition, results of operations and prospects. The relationships that our key managers have cultivated within our industry make us particularly dependent upon their continued employment with us. Moreover, we are dependent on the continued service of our technical personnel because of the highly technical nature of our product candidates and technologies and the specialized nature of the regulatory approval process. Because our management board and key employees are not obligated to provide us with continued service, they could terminate their employment or services with us at any time without penalty, subject to providing any required advance notice. Our future success will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. It is noteworthy that for 2023, given the increased and exclusive focus on the RNA editing technology platform, an ambitious hiring plan is put in place, which puts a higher risk factor on our ability to attract personnel. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.

We will need to maintain a good relationship with our employees to maintain our operations. A deterioration in our relationships with our employees could have an adverse impact on our business.

In April and August 2022 , we announced an update on our company’s strategy that included a reduction in force totaling approximately 50% of our workforce. Our decision to engage in this reduction resulted from an assessment of our internal resources needs in light of our updated business strategy. This reduction represented a cost-cutting measure across the organization designed to extend our cash runway and to focus our development efforts exclusively on our RNA editing technology platform. These actions, concluded in March 2023, have caused substantial uncertainty as to job security for the rest of our employees and could damage employee morale across our organization, harm our recruiting and retention efforts and may distract the attention of our company and management from executing on our business strategy. Maintaining good relationships with our employees and operating effectively and efficiently across our organization are crucial to our operations and our success. If we are unable to successfully maintain such relationships or manage the uncertainty as a result of the reduction in the number of our residual workforce, and the complexity of operations, our business may be adversely affected.

We may experience difficulties in managing our growth and expanding our operations.

We have limited experience in drug development. As our product candidates enter and advance through preclinical studies, we will need to expand our development, regulatory and manufacturing capabilities or contract with other organizations to provide these capabilities for us. In the future, we expect to have to manage additional relationships with collaborators or partners, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

Data collection and use in the European Union and United Kingdom is governed by restrictive regulations governing the use, processing, and cross-border transfer of personal information.

We are subject to a number of laws and regulations relating to privacy and data protection, including, in relation to the European Union, the General Data Protection Regulation (EU) 2016/679 (the “EU GDPR”). Following the withdrawal of the United Kingdom from the European Union (“Brexit”), the EU GDPR has been incorporated into United Kingdom’s laws (“UK GDPR”). As the regulatory focus on privacy issues continues to increase and worldwide laws and regulations concerning the handling of personal data expand and become more complex (including in relation to privacy, the use of AI, the operation of digital platforms, and provision of digital services), we expect that potential risks related to data collection and use within the business may intensify. In addition, new laws or regulations governing privacy, security, the use of AI, the provision of digital services, and data protection may be introduced which could apply in future. The nature and extent of such additions and changes in data protection laws or regulations, and the application to, or impact they may have on, the Company, is uncertain.

The data protection laws applicable to us impact our ability to collect, augment, analyze, use, transfer and share personal data. For example, the EU GDPR and UK GDPR, among other obligations and requirements: (i) impose requirements relating to how an organization can collect and rely upon consent obtained from an individual to process their personal data; (ii) impose obligations in relation to the provision of information to individuals relating to the processing of their personal data; (iii) require organizations to notify personal data breaches to competent data protection authorities and/or individuals; and (iv) impose additional requirements in relation to the processing of certain categories of data (i.e. “sensitive information” or special category data), which includes health data, data revealing racial or ethnic origin, and genetic data. The EU GDPR and UK GDPR also grant individuals certain rights, subject to certain limitations, including the rights to request and access a copy of the personal data processed by an organization, to have inaccurate personal data rectified or completed if incomplete, to object to or restrict the processing of their personal data, and to request deletion of personal data.

Regulators can impose significant monetary fines for violations of laws and regulations relating to privacy and data protection. For example, non-compliance with certain obligations under the EU GDPR and UK GDPR may result in monetary penalties of up to, the greater of, 4 per cent. of the Company’ s worldwide turnover in the preceding financial year, or €20 million (under EU GDPR) or £17.5 million (under UK GDPR) as applicable, whichever is higher. The EU GDPR and UK GDPR, and other changes in laws or regulations associated with the enhanced protection of personal data, mean that the size of potential fines related to data protection and our costs of providing products and services, could result in changes to our business practices, and could prevent us from offering certain services in jurisdictions in which we operate. Although we have implemented contracts, policies and procedures designed to ensure compliance with applicable laws and regulations, there can be no assurance that our employees, contractors, partners, service providers or agents will not violate such laws and regulations or our contracts, policies and procedures. Additionally, public perception and standards related to the privacy of personal data can shift rapidly, in ways that may affect our reputation, the regulators’ approaches to enforcement of existing laws, or influence regulators to enact regulations and laws that may limit our ability to handle personal data or provide certain products and services.

The EU GDPR and UK GDPR, and other applicable data protection laws, also impose restrictions in relation to the international transfer of personal data. For example, in order to transfer data outside of the European Economic Area or the United Kingdom to a non-adequate country, the EU GDPR and UK GDPR (as applicable) requires us to enter into an appropriate transfer mechanism, and may require us to take additional steps to ensure an essentially equivalent level of data protection. These transfer mechanisms are subject to change, and implementing new or revised transfer mechanisms or ensuring an essentially equivalent protection may involve additional expense and potentially increased compliance risk. In the event a legislator, government, regulator or court imposes additional restrictions on international transfers, there may be operational interruption in the performance of services for customers and internal processing of employee information. Such restrictions may also increase our obligations in relation to carrying out international transfers of personal data, and incur additional expense and increased regulatory liabilities.

Despite Brexit, the EU and UK GDPR remain largely aligned. Currently, the most impactful point of divergence between the EU GDPR and the UK GDPR relates to these transfer mechanisms as explained above. There may be further divergence in the future, including with regard to administrative burdens. The United Kingdom has announced plans to reform the country’s data protection legal framework in its Data Reform Bill, which will introduce significant changes from the EU GDPR. This may lead to additional compliance costs and could increase our overall risk exposure as we may no longer be able to take a unified approach across the European Union and the United Kingdom, and we will need to amend our processes and procedures to align with the new framework.

Our failure to comply with U.S. data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

There are numerous laws and legislative and regulatory initiatives at the U.S. federal and state levels as well addressing privacy and security concerns, and some state privacy laws apply more broadly than HIPAA and associated regulations. For example, California enacted the California Consumer Privacy Act (CCPA), which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal information about residents of California. The CCPA requires covered companies to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information. The CCPA went into effect on January 1, 2020, and became enforceable by the California Attorney General on July 1, 2020. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. While there is currently an exception for protected health information that is subject to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and clinical trial regulations, as currently written, the CCPA may impact our business activities. There continues to be uncertainty surrounding the enforcement and implementation of the CCPA, exemplifying the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information.

Additionally, a California ballot initiative, the California Privacy Rights Act (CPRA) was passed in November 2020 and became effective on January 1, 2023. The CPRA imposes additional obligations on companies covered by the legislation and significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that is vested with authority to implement and enforce the CCPA, as modified by the CPRA. The effects of the CCPA, as modified by the CPRA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

Certain other state laws impose similar privacy obligations and we anticipate that more states may enact legislation similar to the CCPA. Already, similar laws have been passed in Virginia, Utah, Colorado and Connecticut. The CCPA has prompted a number of proposals for new federal and state-level privacy legislation. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

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

The increasing use and evolution of technology, including cloud-based computing, and reliance on third parties creates additional opportunities for the unintentional, intentional and/or unauthorized exposure, dissemination and/or destruction of confidential information stored in our technology systems, infrastructure and products. Our computer systems, servers and other technology systems (and those of third parties that we use) are vulnerable to breakdown, interruption, cyber and other security attacks, system malfunction, unauthorized access and other events. Security threats, including cyber and other attacks are becoming increasingly sophisticated, frequent, and adaptive. For example, we have experienced an incident in which personnel information was inadvertently made available to company employees broadly. In response, we made the required reports to regulatory authorities and took remedial measures to secure such information systems from unauthorized and unintentional access. Any such vulnerability could compromise our technology systems and infrastructure and could expose personal and/or proprietary information (including sensitive personal information) to unauthorized third parties and/or cause permanent loss of such data. While we have invested in the protection of data and information technology, there can be no assurance that our efforts will prevent breakdowns, breaches in our systems or other incidents or ensure compliance with all applicable security and privacy laws, regulations and standards. We could also suffer strained relationships, increased costs (for security measures, remediation or otherwise), litigation (including class actions and stockholder derivative actions) or other negative consequences (including a decline in stock price) from breaches, cyber and other security attacks, industrial espionage, ransomware, email or phishing scams, malware or other cyber incidents, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers or other business partners.

Some cyber security incidents may be very difficult to prevent. For example, supply chain incidents involving previously unknown vulnerabilities in widely-used software are becoming increasingly common, of which the recent Log4j incidents are examples. While we are not currently aware of any impact from supply chain vulnerabilities including but not necessarily limited to Log4j, these are recent events, and the full scope of the attacks are not yet known. Therefore, there is residual risk that we may experience a security breach arising from the Log4j and other supply chain vulnerabilities.

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

As at December 31, 2022 we had € 94,775,000 in cash and cash equivalents. To date, our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of twelve months or less. Savings and deposit accounts generate small amounts of interest income, if any. In 2020, 2021, and 2022, some of our euro savings accounts required us to incur small amounts of interest expenses. Any future investments may include term deposits, corporate bonds, money market funds and government securities, all in accordance with our cash management policy. These investments are subject to general credit, liquidity, market and interest rate risks. For example, interest rates may be negative in the European Union. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.

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

Our ability to use our net operating losses (‘NOLs’ or ‘tax losses’) in the Netherlands is currently limited and may be further limited. Under Dutch income tax law, effective from January 1, 2022, tax losses may be carried forward indefinitely. However, the offset of losses will be limited in a given year against the first € 1.0 million of taxable profit. For taxable profit in excess of this amount, losses may only be offset up to 50% of this excess. As at December 31, 2022, we had a total of € 377.9 million tax loss carry-forwards available for offset against future taxable profits.

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

The trading price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. For example, the price of our ordinary shares, which reached its high record of $ 27.60 per share at the close of the trading on March 16, 2015, decreased as low as $ 0.56 per share at the close of the trading on May 11, 2022. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this Annual Report, these factors include:

●	the results of our preclinical studies and clinical trials
●	the presentation of data at industry conferences by us and/or our competitors;
●	the responses to any of our IND applications with the FDA and any of our CTA applications with the EMA;
●	any current or future preclinical studies or clinical trials of our product candidates, including any delays in enrollment rates or timing of these trials;
●	regulatory actions with respect to our products or our competitors’ products;
●	the recruitment or departure of key personnel;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
●	results of clinical trials of our competitors;
●	the success of competitive products or technologies;
●	actual or anticipated changes in our growth rate relative to our competitors;
●	regulatory or legal developments in the United States, the European Union and other jurisdictions;
●	developments or disputes concerning patent applications, issued patents or other proprietary rights;
●	the level of expenses related to any of our product candidates or preclinical or clinical development programs;
●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
●	variations in our financial results or those of companies that are perceived to be similar to us;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
●	announcement or expectation of additional financing efforts;
●	sales of our ordinary shares by us, our insiders or our other shareholders;
●	changes in the structure of healthcare payment systems;
●	market conditions in the pharmaceutical and biotechnology sectors; and
●	general economic, industry and market conditions.

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

There can be no assurances that we will be able to maintain our Nasdaq listing in the future. For example, in May 2022, we received a notification from Nasdaq that the trading price of our ordinary shares did not meet the minimum bid price requirement of $1.00 per share for a period of 30 consecutive trading days. We were granted a 180-day compliance period to regain compliance by achieving a closing bid price of at least $1.00 per share for a minimum of 10 consecutive trading days. In October 2022, we transferred our listing from the Nasdaq Global Market to the Nasdaq Capital Market and received an additional 180-day compliance period, as contemplated by Nasdaq. On December 2, 2022, Nasdaq informed us that we had regained compliance with the minimum bid price rule. Nevertheless, share prices in biotech are volatile and there can be no assurances that we will be able to maintain our Nasdaq Capital Market listing in the future.

In the event we are unable to maintain compliance with the Nasdaq Capital Market listing standards and our ordinary shares are delisted from the exchange, it would, among other things, likely lead to a number of negative implications, including an adverse effect on the price of our ordinary shares, reduced liquidity in our ordinary shares, the loss of federal preemption of state securities laws, breach of covenants in agreements and greater difficulty in obtaining financing. In the event of a de-listing, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our ordinary shares to become listed again, stabilize the market price or improve the liquidity of our ordinary shares, prevent our ordinary shares from dropping below the Nasdaq minimum bid price requirement in the future, or prevent future non-compliance with Nasdaq’s listing requirements. If we cannot restore our compliance with Nasdaq’s listing requirements, we would pursue eligibility for trading of these securities on other markets or exchanges, such as the OTCQB or OTCQX, which are unorganized, inter-dealer, over-the-counter markets which provides significantly less liquidity than the Nasdaq Capital Market or other national securities exchanges.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and trading price of our ordinary shares.

The global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. We believe that the state of global economic conditions remain particularly volatile and uncertain, the impact of fiscal stimulus programs initiated by various governments in response to the pandemic and economic downturn and ongoing supply chain issues and inflationary pressures, but also due to recent and expected shifts in political, legislative and regulatory conditions concerning, among other matters, international trade and taxation, and that an uneven recovery or a renewed global downturn may negatively impact our ability to conduct clinical trials on the scale and timelines anticipated. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business or political environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make obtaining any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget. To the extent that our profitability and strategies are negatively affected by downturns or volatility in general economic conditions, our business and results of operations may be materially adversely affected.

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

We may from time to time issue additional ordinary shares or securities convertible into our ordinary shares, including in future financings that we may undertake. For example, in December 2022, we issued 9,381,586 shares to Lilly pursuant to our expanded licensing and research collaboration with Lilly, resulting in gross proceeds of € 14,122,000. In September 2021, the Company issued 3,989,976 shares to Lilly pursuant to the original collaboration, resulting in gross proceeds of € 23,223,000. In April 2021, the Company consummated an underwritten public offering of 15,923,077 ordinary shares at an issue price of $ 6.50 per share. The gross proceeds from this offering amounted to € 88,115,000.

In November 2021, we entered into a sales agreement for at-the-market offerings up to a maximum aggregate offering price of $75,000,000 of our ordinary shares with Cantor Fitzgerald & Co.

In September 2022, ProQR extinguished its debt with Pontifax Medison Finance and Kreos Capital by repaying all outstanding principal amounts and interest accrued thereon. In connection with our prior loan facility with Pontifax and Kreos, we issued warrants to purchase up to an aggregate of 679,628 ordinary shares, with exercise prices ranging between $7.00 and $12.00. These warrants remain in place until their five-year economic life expires.

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

We face substantial legal, accounting, administrative and other costs and expenses as a public company. Compliance with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act of 2010, the Dutch Financial Supervision Act and the rules promulgated thereunder, as well as rules of the SEC and Nasdaq and the Dutch Corporate Governance Code (DCGC) for example, are expected to result in ongoing increases in our legal, audit and financial compliance costs. The Securities

Exchange Act of 1934, as amended (the Exchange Act) requires, among other things, that we file certain periodic reports with respect to our business and financial condition. We must also comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Complying with Section 404 is costly and management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

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

The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate and may fluctuate considerably given that market prices of technology companies have been especially volatile. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash, including any cash raised pursuant to prior offerings. Based on the average value of our gross assets and composition of our income, we believe that we were a PFIC for the 2022 taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurance regarding our PFIC status for the current, prior or future taxable years.

We intend to provide the information necessary for U.S. holders to make a “qualified electing fund,” (QEF) election if we are treated as a PFIC for any taxable year.

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

We currently report our financial results under IFRS, which differ in certain significant respects from U.S. GAAP.

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

Certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in our management board or supervisory board. These provisions include:

●	the authorization of a class of preferred shares that may be issued against payment of at least 25% of the nominal value thereof to a protection foundation, for which we have granted a perpetual and repeatedly exercisable call option to such protection foundation, for up to such number of preferred shares as equals, at the time of exercise of the call option, the lesser of: (i) the total number of shares equal to our issued share capital at that time minus the number of preferred shares already held by the protection foundation at that time (if any) or (ii) the maximum number of preferred shares that may be issued under our authorized share capital under our articles of association from time to time;
●	a provision that our management board members and supervisory board members may only be appointed upon a binding nomination by our supervisory board, which can be set aside by a two-thirds majority of our shareholders representing more than half of our issued share capital;
●	a provision that our management board members and supervisory board members may only be removed or suspended by our general meeting of shareholders by a two-thirds majority of votes cast representing more than 50% of our issued share capital (unless the removal was proposed by the supervisory board); and
●	a requirement that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our management board that has been approved by our supervisory board.

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

As a foreign private issuer whose ordinary shares are listed on the Nasdaq Capital Market, we are permitted in certain cases to follow Dutch corporate governance practices instead of the corresponding requirements of the Nasdaq Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of Nasdaq requirements must submit to Nasdaq in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed instead of any such requirement. We intend to follow Dutch corporate governance practices with regard to the quorum requirements applicable to meetings of shareholders and the provision of proxy statements for general meetings of shareholders, rather than the corresponding domestic U.S. corporate governance practices. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements (other than those which follow from Dutch law) generally applicable to general meetings of shareholders. Although we do intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules.

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

Item 4: Information on the Company

A. History and Development of the Company

ProQR Therapeutics is a biotechnology company dedicated to changing lives by developing RNA therapies for severe rare and common diseases. We focus on advancing our proprietary Axiomer® RNA-editing platform technology.

ProQR was founded in 2012 by Daniel de Boer, Gerard Platenburg, the late Henri Termeer and Dinko Valerio. Since September 18, 2014, our ordinary shares have been listed on Nasdaq. They are currently trading on Nasdaq Capital Market under the ticker symbol “PRQR”. As of December 31, 2022, we had raised € 435 million in gross proceeds from our public offerings of shares and private placements of equity securities. In addition, we have received grants, loans and other funding from patient organizations, private lenders and government institutions supporting our programs, including from Foundation Fighting Blindness and the Dutch government under the innovation credit program.

Our legal name is ProQR Therapeutics N.V. and we were incorporated in the Netherlands on February 21, 2012. We reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. Our company is registered with the Dutch Trade Register of the Chamber of Commerce (handelsregister van de Kamer van Koophandel) under number 54600790. Our corporate seat is in Leiden, the Netherlands. The address of our headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands, telephone number +31 88 166 7000. Our U.S. office is located at 245 Main Street, Cambridge, MA 02142, USA. The name and address of our agent for service in the United States is Andrew Morris, 245 Main Street, Cambridge, MA 02142, USA.

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

B. Business Overview

We are a biotechnology company dedicated to the creation of transformative RNA therapies to improve the lives of patients and families affected by diseases with high unmet medical need. To achieve this, we are advancing our proprietary Axiomer® RNA-editing platform technology. We believe that drugs that work through this mechanism of RNA editing have the potential to become a new class of innovative medicines with applicability to a broad range of therapeutic areas. Using our deep RNA expertise and our strong intellectual property position, we are advancing a platform to develop these RNA editing therapeutics, which we call “Editing Oligonucleotides”, or EONs, for a variety of human diseases.

Axiomer uses EONs to mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G). This approach can be used to correct an RNA with a disease-causing mutation back to a normal (wild type) RNA, introduce mutations to prevent disease, modulate protein expression, or alter a protein so that it will have a new function that helps prevent or treat disease.

Since discovering the Axiomer RNA editing technology in 2014, we have established a leading intellectual property estate in the ADAR editing space, defined the design ground rules, and optimized chemistries for therapeutic use.

Our research and development strategy focuses on use of our Axiomer platform to develop novel RNA editing therapeutics to address diseases with high unmet medical need. We are initially focused on diseases originating in the liver where research into human genetics has shown us that introduction or correction of a mutation may lead to a benefit for patients. We prioritize areas with well-established biomarkers for the assessment of early clinical activity and to establish proof of target engagement, established clinically relevant endpoints, and the ability to leverage existing proven delivery technology. We are advancing AX-0810 for cholestatic diseases targeting Na-taurocholate cotransporting polypeptide, or NTCP, and AX-1412 for cardiovascular disease targeting Beta-1,4-galactosyltransferase 1, or B4GALT1, as our initial pipeline programs.

In addition to advancing our wholly-owned pipeline programs, we entered into a global licensing and research collaboration with Eli Lilly and Company in September 2021 where our Axiomer RNA editing platform is being used to progress new drug targets for disorders toward clinical development and commercialization. Initially focused on five targets, the partnership was expanded to ten targets in December 2022, with an option for further expansion to fifteen targets.

We believe the platform has significant potential to yield many additional therapeutic candidates. Thus, we continuously evaluate further opportunities for beneficial collaborations or strategic partnerships to efficiently advance product candidates with the goal of bringing medicines to patients.

We have other earlier stage RNA editing platform technologies, including our Trident platform. Our Trident RNA pseudouridylation platform is designed to enable the suppression of nonsense mutations and premature stop codons (PTC) that cause 11% of all human genetic diseases. Since all premature stop codons contain uridine, pseudouridylation of that uridine converts those nonsense codons into sense codons. The Trident technology harnesses the endogenously expressed pseudouridylation machinery with guide RNAs to inhibit nonsense messenger RNA (mRNA)-mediated decay (NMD) in a sequence-specific manner and promote PTC readthrough. The Trident technology has the potential to be applied in genetic diseases caused by PTCs.

Both the Axiomer and Trident RNA editing platforms are novel, proprietary RNA technologies invented at ProQR or with our academic collaborators. We have built a broad intellectual property estate around these technologies and together with the leading academic experts in the RNA field, we continue to advance these technologies.

RNA editing for therapeutic applications

RNA antisense oligonucleotides (AONs) have been used as therapeutics for the last few decades. ProQR scientists have invented entirely new ways of using the proven modality of oligonucleotides to recruit a novel mechanism of action.

RNAs are produced in a process called transcription, where genetic information in DNA is copied into RNA. The information in RNA then serves as a blueprint to produce a protein via a process called translation. Before translation occurs, RNA can be processed in several ways. One way is RNA editing, which involves changing specific nucleotides, or letters, in the RNA code. RNA editing is a naturally occurring process that helps ensure that produced proteins function normally. It can also create slightly differently functioning proteins.

One common type of RNA editing is A-to-I editing, where Adenosines (abbreviated as A), are changed into Inosines (abbreviated as I), as shown in Figure 1. Nucleotides pair together to create double stranded structures within the RNA. Double stranded RNA structures are found and bound to by ADAR, which is naturally present in the cells. ADAR then can edit As into Is, which is read by a ribosome as a G, or guanosine. This process is called “A to I”editing, which functionally enables changing an A into a G. In 2014, scientists at ProQR invented Axiomer, which was conceived based on the idea of recruiting endogenous ADAR in humans to make single A to I changes in RNA in a highly specific and targeted manner, using EONs as shown in Figure 1b.

Figure 1a: RNA editing is a naturally occurring process whereby ADARs perform A to I editing.

Figure 1b: ProQR’s Axiomer RNA editing technology platform uses EONs to recruit and direct endogenously expressed ADARs to edit an A to an I in the RNA, which is then translated as a G, allowing highly specific editing.

There are over 16 million known locations in the RNA where ADARs perform A to I editing throughout the body, which we believe represents a powerful potential therapeutic mechanism for multiple disease areas. Axiomer could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need.

Our Strategy

We are advancing Axiomer as a platform to develop a new class of innovative medicines based on RNA editing, which we believe has the potential to treat a broad range of diseases that currently lack adequate treatment options. Our novel and proprietary RNA editing platform technologies, known as Axiomer and Trident, are new ways to use oligonucleotides to edit single nucleotides in the RNA. We believe the Axiomer technology may be applicable to more than 20,000 disease-causing mutations and is designed to make changes to protein function and therefore has potentially broad applicability to genetic and non-genetic diseases. Beyond mutation correction, Axiomer also has the potential to modulate protein expression or alter a protein so that it will have a new function to help prevent or treat disease. We intend to continue to optimize our platform as we advance to clinical stage and beyond. Key elements of our strategy include:

●	Pipeline: We intend to use these platforms to develop novel therapies for targets related to liver-originating diseases and beyond. With our Axiomer RNA-editing technology platform, we are advancing AX-0810 for Cholestatic Diseases targeting NTCP and AX-1412 for Cardiovascular Disease targeting B4GALT1 as our initial pipeline programs.
●	Partnerships: We continue to validate and create value for these platforms by selectively pursuing additional licensing, partnering, and other strategic relationships outside of our core focus area, like our partnership with Lilly.

We seek to maximize the value of our pipeline by retaining development and commercialization rights to those product candidates, indications and geographies that we believe we can independently develop, seek approval for, and commercialize on our own. Beyond this, for other product candidates, such as those for more prevalent indications, indications and geographies, we plan to selectively and opportunistically seek potential partnerships following early-stage clinical proof of concept.

Our Novel Axiomer RNA Editing Technology Platform

Antisense oligonucleotides, or AONs, have been used as therapeutics for the last few decades. Our Axiomer RNA editing technology is based on editing oligonucleotides, or EONs, designed to recruit endogenous ADAR enzymes (Adenosine Deaminases Acting on RNA) to make single adenosine-to-inosine (A-to-I) changes in the RNA in a highly specific and targeted manner. This technology could reverse the more than 20,000 G-to-A mutations in the human population that cause disease. In vitro and in vivo work indicates that the EONs are generally applicable for the correction of mRNA G-to-A mutations. The technology is also designed to modulate protein expression or alter proteins to provide a new function to help prevent or treat disease. With this applicability, we believe Axiomer has the potential to address hundreds or more of genetic and non-genetic diseases.

Across a range of targets, we have shown both in vitro and in vivo platform proof-of-concept for our Axiomer RNA editing technology platform, including cell models, organoids, and animal models, including relevant higher order species.

For example, in a variety of nervous system targets, Axiomer has demonstrated proof of concept across multiple models, as shown in Figure 2. Specifically, up to 40% editing in vivo has been observed in mice models and up to 50% editing in vivo has been reported in non-human primate (NHP).

Figure 2: In the nervous system, consistent editing with Axiomer editing oligonucleotides reported across different models and targets in vivo including non-human primate.

In a variety of targets relevant for liver-originating disease, Axiomer has demonstrated proof of concept across multiple models, as shown in Figure 3. Specifically, up to 50% editing in vivo has been demonstrated in mice liver target models with research in NHP models ongoing.

If translated in human testing, we believe this editing activity supports the potential of our technology and plan to advance product candidates based on our Axiomer platform to clinical stage.

Figure 3: In a range of liver targets in vitro and in vivo editing activity was observed with Axiomer editing oligonucleotides.

Cell models
Up to 70% RNA editing of ACTB in human primary hepatocytes
>50% RNA editing of SERPINA1 E366K in human A1AD patient hepatocytes
60
40
20
0
Editing (%)
NT
Mock
Scr
A1AD-S4
Cerebral organoids
Up to 40% RNA editing of ACTB in human LMTs
Gymnosis, 1µM, constant dose, 3 pools of 24 LMTs per condition, 14 days, dPCR, mean, SD
40
30
20
10
0
Editing (%)
0
3
5
7
14
Time (days)
NT
EON
Mice in vivo
Up to 50% RNA editing of ActB in liver of mice
SC, 5 daily doses of 10 mg/kg, N=4, 1 week, ddPCR, mean, SD
60
50
40
30
20
10
0
Editing (%)
PBS
ActB-EON

Conditions of *ACTB* editing experiment in human primary hepatocytes experiment: gymnosis, 10µM, single dose, N=1, 48 hours, dPCR; Conditions of the of *SERPINA1* editing experiment in human A1AD patient hepatocytes experiment: transfection, 100 nM, single dose, N=2, 47 hours, dPCR, mean, SD. LMTs: human liver microtissues.

Our Pipeline

We are advancing Axiomer as a platform to develop a new class of innovative medicines based on RNA editing. Our initial pipeline targets focus on liver-originating disease and share several key characteristics, including:

●	Population with unmet need
●	Target with deep roots in human genetics
●	Preclinical models with strong translatability into the clinic
●	Validated biomarkers to assess target engagement and the ability to have early insight into safety
●	Established disease-specific clinical endpoints

Our initial pipeline programs include AX-0810 for Cholestatic Diseases targeting NTCP and AX-1412 for Cardiovascular Disease targeting B4GALT1. Over the next 12 months we plan to present non-clinical proof-of-concept data for these programs and over the next 18 months we anticipate providing an update on translational data to enable progression into CTA. We expect to advance these programs to clinical trials in late 2024 / early 2025.

AX-0810 for Cholestatic Diseases targeting NTCP

Cholestatic diseases overview

Cholestatic disorders are caused by a buildup of bile acids in the liver due to bile duct dysfunction, which causes liver cell damage. The consequences of these disorders can be devastating and significantly impact a person's quality of life, including pruritus, dry skin, fatigue, pain, weight loss, and many others. Without treatment, the damage progresses through various stages, from fibrosis to cirrhosis, ultimately leading to liver failure and an increased risk of liver cancer. Liver transplants are often necessary for primary sclerosing cholangitis (PSC) and biliary atresia (BA), two forms of cholestatic disease with high unmet medical needs.

PSC is a condition that causes inflammation and is typically diagnosed in people aged 30 to 40, more commonly affecting men (66%). It is estimated that 80,000 people in North America and Europe have PSC, with a prevalence of 1 to 9 individuals per 100,000. This condition causes fibrosis and sclerosis of bile ducts, leading to a toxic buildup of bile acids in the liver.

BA is a pediatric condition that affects newborns, resulting from the absence or defect of bile ducts. This condition causes harmful bile acids to accumulate in the liver, leading to rapid progression to cirrhosis early in life. It is estimated that 20,000 individuals in North America and Europe have BA, with a prevalence of 1 in 10,000 to 15,000 births in the western world.

Limitations of the Current Treatment Landscape

Currently, there are no approved drugs for treating PSC and BA. For PSC, liver transplantation is the only treatment option with evidence to extend survival. However, PSC can return in 20 to 40% of patients who undergo liver transplantation, and the median survival without a transplant is only 21 years. Surgery in the first weeks of life for BA is the gold standard treatment. However, most patients who receive this surgery will still require a liver transplant early in life.

AX-0810 for Cholestatic Diseases targeting NTCP

The liver cells mainly obtain bile acids from the enterohepatic reuptake cycle. The process is primarily carried out by a transporter called Na-taurocholate transporting polypeptide (NTCP, SLC10A1), which takes bile acids from the portal circulation to the liver. Studies show that inhibiting NTCP can improve liver function by reducing the levels of toxic bile acids, improving liver damage markers (fibrosis, cholangiocyte proliferation, Alkaline phosphatase or ALP, alanine transaminase or ALT), and lowering inflammation biomarkers (cytokines).

AX-0810, our Axiomer-targeted RNA editing oligonucleotide, aims to reduce the reabsorption of bile acids in the liver by inhibiting NTCP function. Loss of function (LOF) variants in NTCP naturally occur in some people without causing any symptoms associated with cholestasis. This finding suggests that our approach is safe and may reduce the accumulation of toxic bile acids in the liver. Moreover, LOF variants in NTCP also promote the elimination of bile acids from the body by increasing their excretion in the feces and urine, a process called sulfation of bile acids, which enhances their solubility and reduces their absorption in the intestines. Based on its mechanism of action, we believe AX-0810 may have the potential to modify the course of cholestatic diseases, delay or prevent complications such as cirrhosis and liver failure, and alleviate associated symptoms.

AX-1412 for Cardiovascular Disease targeting B4GALT1

Cardiovascular disease overview

Cardiovascular diseases (CVDs) are a group of health conditions that affect the heart and blood vessels, such as atherosclerosis which can lead to severe problems like heart attacks, heart failure, and stroke. The World Health Organization (WHO) has identified unhealthy diet, physical inactivity, tobacco use, and excessive alcohol consumption as major behavioral risk factors for heart disease and stroke, increasing intermediate risk factors including but not limited to high blood pressure, cholesterol, glucose levels, and obesity.

CVDs are the leading cause of disability and death globally, becoming a significant health issue worldwide. Approximately 18 million people die from CVDs each year, making up 32% of all global deaths, according to a report by the World Health Organization in 2021. In the United States, the American Heart Association estimates that by 2035, more than 130 million adults will have some form of CVD.

Current Treatment Landscape and Limitations

CVD treatment involves taking medications to lower cholesterol and blood pressure levels. The most common drugs are statins, ezetimibe, and PCSK9 inhibitors. These medications are primarily used to lower LDL cholesterol levels. Other treatments, such as ANGPTL3 inhibitors, decrease the residual risk of heart disease in patients with high LDL cholesterol levels. However, even with these therapies, less than 35% of Americans with high LDL cholesterol levels reach their target levels recommended by guidelines. CVD events still occur even when LDL cholesterol levels meet clinical goals. Many patients also struggle to continue taking their medications long-term, with less than 50% of patients taking their LDL-lowering medicines 2 years after a CVD event. Additionally, 5 to 10% of patients cannot tolerate high doses of statins, primarily due to muscle aches.

AX-1412 for Cardiovascular Disease targeting B4GALT1

AX-1412 represents a potential targeted approach to RNA editing of B4GALT1 that leads to a loss of function is a promising strategy for protecting against cardiovascular disease by simultaneously lowering levels of LDL-c and fibrinogen. Recent gene-based analysis has shown that rare protein loss-of-function variants and predicted deleterious missense variants in B4GALT1 are associated with a decreased risk of coronary artery disease. Additionally, a particular missense variant (p.Asn352Ser) in the beta-1,4-galactosyltransferase 1 B4GALT1 gene is prevalent in the Amish population and associated with lower levels of LDL-c and cardiovascular disease.

The beneficial effects of these genetic variations are due to the hypo-galactosylation of apolipoprotein B100 and fibrinogen, which are known to be independent drivers of an increased risk of cardiovascular disease, as well as immunoglobulin G and transferrin. However, it's important to note that studies have shown that B4GALT1 knockdown can lead to semi-lethality and severe developmental abnormalities in mice models and therefore we believe B4GALT1 inhibition is not a feasible therapeutic approach for this purpose.

Although there are several approaches to lowering the risks of cardiovascular disease, including reducing LDL-c and ApoB levels, reducing fibrinogen levels may offer additional benefits to patients with unmet medical needs in this large population. Fibrinogen reduction can be used either as a stand-alone therapy or an adjunct therapy to other treatments.

We are developing Axiomer targeted RNA EON AX-1412 to address CVD by editing B4GALT1. RNA editing to a loss of function variant of B4GALT1 can have positive effect on cardiovascular diseases risk factors by leading to hypo-galactosylation of apolipoprotein B100 and fibrinogen. Based on its mechanism of action, we believe that AX-1412 is a novel and unique approach to address CVD by lowering LDL-C and fibrinogen levels ultimately leading to a reduced residual risk in cardiovascular diseases.

We intend to advance AX-1412 targeting B4GALT1 to early clinical proof of concept stage, then would seek to partner this program.

Our Earlier-Stage/Discovery Programs

We have multiple other early-stage research programs ongoing that target additional diseases with our Axiomer EON approach, including AX-1005 for undisclosed targets in CVD, AX-2911 for nonalcoholic steatohepatitis (NASH), AX-0601 for obesity and Type 2 diabetes, AX-9115 for rare metabolic condition, and AX-2402 for rare neurodegenerative conditions, as well as multiple other targets in our discovery pipeline.

Our Partnership Strategy

Our business strategy is to develop and ultimately commercialize a broad pipeline of RNA therapies based on our Axiomer RNA editing platform technology. We are initially focused on developing an internal pipeline based on liver-originating diseases, including Cholestatic Diseases and CVD, among others. We believe there is broad applicability of the platform beyond liver and as part of the strategy to advance Axiomer, we have entered into, and expect to enter into additional collaboration and licencing agreements as a means of obtaining funding and capabilities to advance programs based on Axiomer.

A global licensing and research collaboration with Eli Lilly and Company focuses on the discovery, development, and commercialization of potential new medicines for genetic disorders using our Axiomer RNA editing technology with a focus on central nervous system, or CNS, and peripheral nervous system, or PNS. The partnership, formed in 2021, initially focused on up to five targets. In December 2022, the partnership was expanded to up to ten targets, with an option for an additional five targets. Under the terms of the agreements, we received $125 million upfront from Lilly and would be paid an additional $50 million if Lilly exercises the option for five additional targets. We are also eligible to receive up to approximately $3.75 billion in milestones, as well as royalties on potential product sales.

We believe the platform holds significant further potential for strategic transactions.

Ophthalmology Assets

In August 2022, we made the decision to exclusively focus our strategy on the advancement of our Axiomer RNA editing technology and to partner our ophthalmology programs. The process to partner these programs is ongoing.

Competition

The pharmaceutical industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large pharmaceutical, biotechnology, specialty pharmaceutical, and generic drug companies, academic institutions, government agencies and research institutions. Key competitive factors affecting the commercial success of our product candidates are likely to be efficacy, safety and tolerability profile, delivery, reliability, convenience of dosing, patient recruitment for clinical studies, price and reimbursement. Many of our existing or potential competitors have substantially greater financial, technical, and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA, EMA and other regulatory approvals of products and the commercialization of those products. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a small number of our competitors. Accordingly, our competitors may be more successful than we may be in obtaining FDA or EMA approval for therapies and achieving widespread market acceptance. Our competitors’ products may be more effective, or more effectively marketed and sold, than any product we may commercialize and may render our therapies obsolete or non-competitive before we can recover development and commercialization expenses.

Our competitors are working on similar technologies in the field of RNA editing, but also in the field of gene editing and gene therapy as well as other types of therapies, such as small molecules, protein replacement or antibodies.

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

Animal Welfare

It is required by regulatory authorities to demonstrate the safety and, if possible, efficacy of a new drug in animals before it can be tested in humans. The welfare of animals in our preclinical studies is of great importance to us for reasons of ethics, quality, reliability, and applicability of scientific studies. To assure high quality (scientific) research, animal welfare is essential. By actively pursuing the 3R principles (Reduce, Refine and Replace), ProQR is committed to reduce the number of animals needed, minimize discomfort and pain of animals used, and use alternatives to animal research whenever possible.

Animal experiments will be performed only if there are no alternatives such as performing in silico, in vitro or ex vivo studies. Study designs will be evaluated with the aim to identify opportunities to reduce the number of animals needed to achieve the objectives of the study. By conducting small pilot (tolerability) studies and by using innovative new technologies and modeling approaches, we further pursues the ambition to reduce, refine and replace animal studies.

Approval by the (institutional or national) animal care and use committees is required prior the execution of in vivo studies.

External collaborators contracted for the execution of our in vivo preclinical studies, also known as contract research organizations (CROs), are selected based on their expertise, quality and accreditations for laboratory animal care and welfare. CRO facilities are audited by us prior to contracting to ensure that the housing, husbandry and welfare of animals complies with the highest international standards. Personnel responsible for housing, husbandry and the care of animals must have received adequate and relevant documented education.

Manufacturing and Supply

ProQR does not own or operate GxP manufacturing facilities to produce clinical or commercial drug product. Historically manufacture of drug substance and drug product for clinical use was outsourced to approved vendors under service agreements.

Currently, manufacture of small scale non GxP drug substance and drug product batches to support the discovery and initial pre-clinical phase of the Axiomer platform are manufactured in our in-house laboratories. As the portfolio progresses, larger scale batches and those intended for clinical use will be manufactured at approved vendors under phase appropriate service agreements.

Our vendor management strategy will ensure that we have sufficient capacity to meet the demands of the portfolio now and in the future. The contract manufacturing organizations selected to manufacture our product candidates under cGMP conditions are assessed and audited to ensure that they meet the extensive regulations imposed eg technical expertise, facility and equipment management, documentation, data integrity, manufacturing processes and controls, personnel, quality control and quality assurance.

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

Patent Rights Relating to Our Axiomer Program

ProQR’s Axiomer RNA editing technology platform uses EONs to recruit and direct endogenously expressed ADARs to edit an A to an I in the RNA, which is then translated as a G, allowing highly specific editing. Since 2014, when the first inventions were conceived at ProQR, we have been filing patent applications for intellectual property rights related to our Axiomer® platform. Many of these claim EONs with specific features that allow them to guide recruitment of endogenous ADAR for the purpose of therapeutic RNA editing, without the need of ADAR overexpression or artificial ADAR recruitment systems. Further to that, we have grown a strong intellectual property position for EONs that can bring about RNA editing in RNA to yield a gain-of-function alteration or a loss-of-function alteration in a wide variety of therapeutic areas. We rely, and continue to rely, on intellectual property rights that are fully owned by us, or that have been co-filed with our research collaborators.

With regard to our Axiomer program, we filed the following international patent applications from 2015 to 2021, several of which were continued in national and regional patent applications after the respective international phases.

PCT/EP2015/080347 – Granted in Canada (CA 2,968,336), China (ZL 201580069286.1), Europe (EP 3234134 B1), Israel (IL 252386), Japan (JP 6718872), New Zealand (NZ 732182), Russia (RU 2711506), South Africa (ZA 2017/03464) and the U.S. (US 10,676,737). Pending in Australia, Brazil, India, and the U.S. (divisional application). The term of any patents resulting from these applications would be expected to extend to at least 2035.

PCT/EP2017/065467 – Granted in Japan (JP 7074345), South Korea (KR 10-2418185) and the U.S. (US 10,988,763). Pending in Australia, Canada, China, Eurasia, Europe, Israel, New Zealand, and the U.S. (continuation application). The term of any patents resulting from these applications would be expected to extend to at least between 2037.

PCT/EP2017/071912 – Granted in Europe (EP 3507366 B1), Japan (JP 2019-511856), New Zealand (NZ 751483), South Korea (KR 10-2501980), South Africa (ZA 2019/01016) and the U.S. (US 10,941,402). Pending in Australia, Canada, China, India, and the U.S. (continuation applications). The term of any patents resulting from these applications would be expected to extend to at least between 2037.

PCT/EP2018/051202 – Granted in the U.S. (US 11,274,300). Pending in Europe. The term of a patent resulting from this application would be expected to extend to at least between 2038.

PCT/EP2019/062163 – Pending in Australia, Canada, Europe, Japan, New Zealand, and the U.S. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2039.

PCT/EP2020/053283 – Pending in Australia, Canada, Europe, Israel, New Zealand, and the U.S. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2040.

PCT/EP2020/059369 – Pending in Australia, Canada, China, Europe, Israel, Japan, New Zealand, and the U.S. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2040.

PCT/EP2020/060291 – Pending in Australia, Canada, Europe, Israel, New Zealand, and the U.S. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2040.

PCT/US2020/037580 – Granted in South Africa (ZA 2021/09497). Pending in Australia, Canada, China, Europe, Israel, India, Japan, New Zealand, and the U.S. We filed this application together with The Regents of the University of California as a co-applicant. In the Axiomer program we are working together with Dr. Peter Beal of the University of California, Davis, CA, USA. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2040.

PCT/EP2021/070535 – Pending in Australia, Canada, Europe, Japan, and the U.S. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2041.

Patent Rights Relating to Our TRIDENT Program

With regard to our TRIDENT program, we filed an international patent application (PCT/US2019/024282) in 2019 directed to antisense oligonucleotides that are applicable for nucleotide-specific pseudouridylation. A patent was granted in South Africa (ZA 2020/05217) and applications are currently pending in Australia, Canada, China, Europe, Israel, India, Japan, New Zealand, and the U.S. In the TRIDENT program we are working together with Prof. Yi-Tao Yu at the University of Rochester, NY, USA. The term of any patents resulting from these applications would be expected to extend to at least 2039.

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

License Agreements

In February 2019, we entered into an agreement with the University of Rochester, New York, which gives us a world-wide, exclusive, royalty-bearing, sublicensable license in the field of antisense oligonucleotides for use in nucleotide specific RNA editing through pseudouridylation, under certain patent rights of University of Rochester. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to the Trident program. The royalties payable under this license agreement are in the low single digits.

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

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations and other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices, or GLP, regulations;

●	manufacture of the drug product in accordance with current Good Manufacturing Practice, or cGMP, regulations;

●	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

●	performance of adequate and well-controlled human clinical trials according to Good Clinical Practice, or GCP, regulations to establish the safety and efficacy of the proposed drug for its intended use;

●	preparation and submission to the FDA of a new drug application, or NDA;

●	payment of user fees for FDA review of an NDA;

●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP;

●	satisfactory completion of an FDA audit of clinical trial sites to assess compliance with GCP; and

●	review and approval by the FDA of the NDA.

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

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA. Within 15 calendar days after the sponsor determines that the information qualifies for reporting, written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator's brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product drug. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.

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

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA for a new drug, requesting approval to market the product. The submission of an NDA is subject to the payment of a substantial user fee; a waiver of such fee may be obtained under certain limited circumstances. For example, the agency will waive the application fee for the first human drug application that a small business or its affiliate submits for review. The holder of an approved NDA is also subject to an annual prescription drug product program fee.

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

Under FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a marker, such as a measurement of laboratory or clinical signs of a disease or condition that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of post-approval clinical trials sometimes referred to as Phase 4 trials to confirm the effect on the clinical endpoint. Further, under the Food and Drug Omnibus Reform Act of 2022, or FDORA, the FDA may require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval for failure to conduct required post-approval studies with diligence, or to confirm a clinical benefit during post-marketing studies. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

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

Platform Technology Designation

Under FDORA, a platform technology incorporated within or utilized by a drug or biological product is eligible for designation as a designated platform technology if (1) the platform technology is incorporated in, or utilized by, a drug approved under an NDA or biologics license application, or BLA; (2) preliminary evidence submitted by the sponsor of the approved or licensed drug, or a sponsor that has been granted a right of reference to data submitted in the application for such drug, demonstrates that the platform technology has the potential to be incorporated in, or utilized by, more than one drug without an adverse effect on quality, manufacturing, or safety; and (3) data or information submitted by the applicable person indicates that incorporation or utilization of the platform technology has a reasonable likelihood to bring significant efficiencies to the drug development or manufacturing process and to the review process. A sponsor may request the FDA to designate a platform technology as a designated platform technology concurrently with, or at any time after, submission of an IND application for a drug that incorporates or utilizes the platform technology that is the subject of the request. If so designated, the FDA may expedite the development and review of any subsequent original NDA or BLA for a drug that uses or incorporates the platform technology. Designated platform technology status does not ensure that a drug will be developed more quickly or receive FDA approval. In addition, the FDA may revoke a designation if the FDA determines that a designated platform technology no longer meets the criteria for such designation.

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

Other Healthcare Laws and Compliance Requirements

If we obtain regulatory approval of our products, we will be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business in the U.S. and applicable privacy legislation outside of the U.S., such as the GDPR in the European Union and the United Kingdom. The laws that may affect our ability to operate include:

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

●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes federal criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements or using or making any false or fraudulent document in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA fraud provisions without actual knowledge of the statute or specific intent to violate it;

●	the federal transparency laws, including the provision of the ACA referred to as the federal Physician Payment Sunshine Act, that requires applicable manufacturers of covered drugs to disclose payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician providers (such as physician assistants and nurse practitioners), and teaching hospitals and physician ownership and investment interests;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information on certain covered healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their respective business associates;

●	Federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;

●	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

●	the General Data Protection Regulation (EU) 2016/679 in the European Union, which has been also been incorporated into United Kingdom’s laws, which includes among other obligations and requirements on: (i) when and how an organization can collect and rely upon consent obtained from an individual to process their personal data; (ii) the provision of information to individuals relating to the processing of their personal data; (iii) how to notify personal data breaches to competent data protection authorities and/or individuals; and (iv) may include additional requirements in relation to the processing of certain categories of data (i.e. “sensitive information” or special category data), which includes health data, data revealing racial or ethnic origin, and genetic data.

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

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs. At a federal level, President Biden signed an Executive Order on July 9, 2021 affirming the administration’s policy to (i) support legislative reforms that would lower the prices of prescription drug and biologics, including by allowing Medicare to negotiate drug prices, by imposing inflation caps, and, by supporting the development and market entry of lower-cost generic drugs and biosimilars; and (ii) support the enactment of a public health insurance option. Among other things, the Executive Order also directs HHS to provide a report on actions to combat excessive pricing of prescription drugs, enhance the domestic drug supply chain, reduce the price that the Federal government pays for drugs, and address price gouging in the industry; and directs the FDA to work with states and Indian Tribes that propose to develop section 804 Importation Programs in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and the FDA’s implementing regulations. FDA released such implementing regulations on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On September 25, 2020, CMS stated drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If implemented, importation of drugs from Canada may materially and adversely affect the price we receive for any of our product candidates. Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed, and the inflation Reduction Act of 2022 delayed implementation of the rule until January 1, 2032. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative and/or administrative measures to control drug costs.

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

In addition, the Inflation Reduction Act of 2022, or IRA, signed into law in August 2022, also contains substantial drug pricing reforms, including the establishment of a drug price negotiation program within the U.S. Department of Health and Human Services that would require manufacturers to charge a negotiated “maximum fair price” for certain selected high-cost single-source drugs and biologics without generic or biosimilar competition. The IRA does exempt orphan drugs from the negotiation program, but only to the extent that such drugs have one rare disease designation and one indication. The IRA also establishes an inflation rebate payment requirement on manufacturers of certain drugs payable under Medicare Parts B and D to penalize price increases that outpace inflation; eliminates the so-called Part D coverage gap and requires manufacturers to provide discounts on Part D drugs. Substantial penalties can be assessed for noncompliance with the drug pricing provisions in the Inflation Reduction Act. The Inflation Reduction Act of 2022 could also have the effect of reducing the prices we can charge and reimbursement we receive for our product candidates, if approved, thereby reducing our profitability, and could have a material adverse effect on our financial condition, results of operations and growth prospects. The effect of Inflation Reduction Act of 2022 on our business and the pharmaceutical industry in general is not yet known. We also cannot predict the likelihood, nature or extent of additional government regulation that may arise from future legislation, administrative, judicial, or executive action, either in the U.S. or abroad.

Regulation in the European Union

Product development, the regulatory approval process, and safety monitoring of medicinal products and their manufacturers in the European Union (EU) proceed in much the same manner as they do in the United States. Therefore, many of the issues discussed above apply similarly in the context of the EU. In addition, medicinal products are subject to the extensive price and reimbursement regulations of the various EU Member States.

Clinical Trials Approval

As is the case in the United States, the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls.

In April 2014, the EU adopted the new Clinical Trials Regulation (EU) No 536/2014 (Regulation), which replaced the previous Clinical Trials Directive 2001/20/EC (Directive) on January 31, 2022. The transitory provisions of the new Regulation provide that by January 31, 2025, all ongoing clinical trials must have transitioned to the new Regulation.

The regulation overhauls the former system of approvals for clinical trials in the EU. Specifically, the Regulation, which is directly applicable in all Member States (meaning that no national implementing legislation in each Member State is required), aims at simplifying and streamlining the approval of clinical trials in the EU. For instance, the new Regulation provides for a streamlined application procedure using a single entry point (the Clinical Trials Information System) and strictly defined deadlines for the assessment of clinical trial applications.

Following the end of the Brexit transition period, the Medicines and Healthcare products Regulatory Agency (MHRA), the UK medicines regulator, continues to authorize clinical trials in the UK. The UK has implemented the now-repealed Clinical Trials Directive into national law through the Medicines for Human Use (Clinical Trials) Regulations 2004 (as amended). The extent to which the regulation of clinical trials in the UK will mirror the new EU Regulation in the long term is not yet certain, however in March 2023 the MHRA published a detailed response to the consultation on a set of proposals designed to improve and strengthen the UK clinical trials legislation, which ran in early 2022. The MHRA has stated they will now take forward new legislation to update the UK clinical trials legislation in line with the detailed response to the consultation. The key purpose of the new legislation will be to provide a more flexible regime to make it easier to conduct trials in the UK, increase the transparency of clinical trials conducted in the UK and make trials more patient centered.

PRIME Designation

PRIME is a voluntary scheme launched by the EMA to enhance support for the development of medicines that target an unmet medical need. The scheme focuses on medicines that may offer a major therapeutic advantage over existing treatments, or benefit patients without treatment options. These medicines are considered priority medicines by the EMA. The scheme is open to medicines under development and for which the applicant intends to apply for a marketing authorization through the centralized procedure. This scheme is based on enhanced interaction and early dialogue with developers of promising medicines, to optimize development plans and speed up evaluation and enable accelerated assessment of medicines applications. Medicines under the PRIME scheme can expect to be eligible for accelerated assessment at the time of application for a marketing authorization. Where, during the course of development, a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn.

Acceptance into the PRIME scheme is based on the applicant’s ability to demonstrate that the medicine has potential to benefit patients with unmet medical needs based on early clinical data. Applicants from the academic sector and micro-, small- and medium-sized enterprises (SMEs) can apply earlier on the basis of compelling non-clinical data and tolerability data from initial clinical trials.

Once a candidate medicine has been selected for PRIME, the EMA will:

●	appoint a rapporteur from the Committee for Medicinal Products for Human Use (CHMP) or from the Committee for Advanced Therapies (CAT) for an advanced therapy, to provide continuous support and help to build knowledge ahead of a marketing authorization application;
●	organize a kick-off meeting with the CHMP/CAT rapporteur and a multidisciplinary group of experts, so that they provide guidance on the overall development plan and regulatory strategy;
●	assign a dedicated contact point;
●	provide scientific advice at key development milestones, involving additional stakeholders such as health-technology-assessment bodies, to facilitate quicker access for patients to the new medicine; and
●	confirm potential for accelerated assessment at the time of an application for marketing authorization.

Marketing Approval

Marketing approvals under the EU regulatory system may be obtained through a centralized or national procedure. The centralized procedure results in the grant of a single marketing authorization that is valid for all—currently 27—European Union Member States and in the additional Member States of the European Economic Area, or EEA (Iceland, Liechtenstein and Norway).

The United Kingdom ceased to be a Member State of the EU on January 31, 2020. Further information on the marketing authorization regime in the United Kingdom is included in the Marketing Approval in the United Kingdom – Post-Brexit Regime section below.

Pursuant to Regulation (EC) No. 726/2004, as amended, the centralized procedure is mandatory for certain types of products, including products designated as orphan medicinal products pursuant to Regulation (EC) No. 141/2000, medicines produced by biotechnological processes, advanced-therapy medicinal products (gene-therapy, somatic cell-therapy or tissue-engineered medicines), and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto- immune and other immune dysfunctions and viral diseases. The CHMP also has the discretion to permit other products to use the centralized procedure if they contain a new active substance, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Given that sepofarsen and ultevursen have been granted orphan designation in the EU, they qualify, at the present time, for the centralized procedure.

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

If the CHMP concludes that the quality, safety and efficacy of the product is sufficiently proven, it adopts a positive opinion. This is sent to the European Commission which drafts a decision. After consulting with the Member States, the European Commission adopts a decision and grants a marketing authorization, which is valid for the whole of the EU. The marketing authorization may be subject to certain conditions, which may include, without limitation, the performance of post-authorization safety and/or efficacy studies.

EU legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No. 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, innovative medicinal products approved on the basis of complete and independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents applicants for authorization of generics of biosimilars of these innovative products from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU, during a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization application can be submitted and authorized, and the innovator’s data may be referenced, but no generic or biosimilar medicinal product can be placed on the EU market until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a compound is considered to be an innovative medicinal product, so that the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained a marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical trials.

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

Marketing Approval in the United Kingdom – Post-Brexit Regime

Now that the UK has left the EU, the MHRA is the UK’s stand-alone medicines and medical devices regulator, taking any decisions and carrying out any functions which were previously carried out at the EU-level by the EMA (except for decisions on marketing authorization applications made through the EU procedures to market products in Northern Ireland).

Great Britain is no longer covered by the EU’s procedures for the grant of marketing authorizations (under the Northern Ireland Protocol, Northern Ireland is covered by the centralized authorization procedure and can be covered as a Concerned Member State under the decentralized or mutual recognition procedures for the time being) and a separate marketing authorization is required to market drugs in Great Britain. All medicinal products with a valid centralized marketing authorization on January 1, 2021 were automatically converted into Great Britain marketing authorizations (unless the authorization holder opted out of such a conversion).

When determining an application for a Great Britain marketing authorization, for three years from January 1, 2021, the MHRA may rely on decisions taken by the European Commission on the approval of new EU marketing authorizations through the centralized procedure. This is known as the EC Decision Reliance Procedure. On January 24, 2023, the MHRA announced that a new international recognition framework will be put in place from January 1, 2024, which will have regard to decisions on the approval of marketing authorizations made by the EMA and certain other regulators when considering an application for a Great Britain marketing authorization. The MHRA also has the power to have regard to marketing authorizations approved in European Union Member States through decentralized or mutual recognition (but not purely national procedures) procedures, with a view to granting marketing authorizations in the UK or Great Britain.

On February 27, 2023, the UK government and the European Commission announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the “Windsor Framework”. This new framework fundamentally changes the existing system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the UK. In particular, the MHRA will be responsible for approving all medicinal products destined for the UK market (Great Britain and Northern Ireland) and the EMA will no longer have any role in approving medicinal products destined for Northern Ireland. A single UK-wide marketing authorization will be granted by the MHRA for all medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. Once the Windsor Framework is approved by the EU-UK Joint Committee, the UK Government and the EU will enact legislative measures to enact it into law.

Orphan Designation Regulation

In the EU, Regulation (EC) No. 141/2000, as amended, states that a product will be designated as an orphan medicinal product if its sponsor can establish:

●	that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition;
●	either (i) such condition affects no more than five in ten thousand persons in the EU when the application is made, or (ii) that it is unlikely that the product, without the benefits derived from orphan status, would generate sufficient return in the EU to justify the necessary investment in its development; and
●	that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the product would be of a significant benefit to those affected by that condition compared to products available for the condition.

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

Since January 1, 2021, a separate process for orphan designation has applied in Great Britain. Currently, the requirements for orphan designation in Great Britain largely mirror those in the EU (save that they apply to the Great Britain market only – e.g. if the prevalence of the condition is no more than five in ten thousand persons in Great Britain). The main difference to the EU system is that there is no pre-marketing authorization orphan designation in Great Britain. Instead, the MHRA will make a decision on orphan status at the time it decides whether to approve the marketing authorization application.

As in the EU, medicinal products with orphan status in will benefit from up to ten years of market exclusivity, from the date of first approval of the product in Great Britain.

Manufacturing and Manufacturers’ License

Pursuant to Directive 2003/94/EC, as transposed into the national laws of the Member States, the manufacturing of investigational medicinal products and approved medicinal products is subject to a separate manufacturer’s license and must be conducted in strict compliance with cGMP requirements, which mandate the methods, facilities, and controls used in manufacturing, processing, and packing of drugs to assure their safety and identity. Manufacturers must have at least one qualified person permanently and continuously at their disposal in the EU. The qualified person is ultimately responsible for certifying that each batch of finished product released onto the market has been manufactured in accordance with cGMP and the specifications set out in the marketing authorization or investigational medicinal product dossier. cGMP requirements are enforced through mandatory registration of facilities and inspections of those facilities. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

The provisions of Directive 2003/94/EC, as transposed in the UK, have generally been preserved in the UK following the end of the Brexit Transition Period (subject to applicable amendments to ensure its effective operation in the post-Brexit context). The UK-EU Trade and Cooperation Agreement also contains provisions relating to the mutual recognition of cGMP inspections and documentation.

Advertising

In the EU and the UK, the promotion of prescription medicines is subject to intense regulation and control, including EU and national legislation as well as self-regulatory codes (industry codes). Advertising legislation inter alia includes a prohibition on direct-to-consumer advertising of prescription only medicines. All prescription medicines advertising must be consistent with the product’s approved summary of products characteristics, and must be factual, accurate, balanced and not misleading. Advertising of prescription medicines pre-approval or off-label is not allowed. Some jurisdictions require that all promotional materials for prescription medicines be subjected to either prior internal or external regulatory review and approval.

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

Reimbursement

In the EU, the pricing and reimbursement mechanisms by private and public health insurers vary largely by country and even within countries. The public systems reimbursement for standard drugs is determined by guidelines established by the legislator or responsible national authority. The approach taken varies by Member State. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other Member States allow companies to fix their own prices for medicines, but monitor and control company profits and may limit or restrict reimbursement. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products and some of EU countries require the completion of studies that compare the cost-effectiveness of a particular product candidate to currently available therapies in order to obtain reimbursement or pricing approval. Special pricing and reimbursement rules may apply to orphan medicinal products. Inclusion of orphan medicinal products in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any medicine. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results based rules of reimbursement may apply.

The UK also has its own pricing and reimbursement rules.

The aforementioned EU rules are generally applicable in the EEA.

C. Organizational structure

At December 31, 2022, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

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

ProQR Therapeutics N.V. is also the statutory director of Stichting Bewaarneming Aandelen ProQR (ESOP Foundation) and has full control over this entity. At December 31, 2022, ProQR Therapeutics Holding B.V. held a 5.1% minority shareholding in Yarrow Biotechnology, Inc.

D. Property, Plants and Equipment

The Company leases office and laboratory facilities of 4,818 square meters at Zernikedreef in Leiden, the Netherlands, where our headquarters and our laboratories are located. The current lease agreement for these facilities terminates on June 30, 2031 and may be renewed for subsequent 5-year terms. The Company also leases office space in the United States, at CIC Cambridge. The office space is located at 245 Main Street, Cambridge, MA 02142. We believe that our existing facilities are adequate to meet current needs and that suitable alternative spaces will be available in the future on commercially reasonable terms.

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

A. Operating Results

Overview

To date, we have financed our operations primarily through our initial public and follow-on offerings, our ATM facility and private placements of equity securities, convertible loans, licensing and research collaborations and to a lesser extent through funding from patient organizations and governmental bodies, such as Foundation Fighting Blindness (FFB) and Rijksdienst voor Ondernemend Nederland (RVO – Netherlands Enterprise Agency).

In December 2022, the Company issued 9,381,586 shares to Eli Lilly and Company (Lilly) pursuant to the amended and restated licensing and research collaboration between the Company and Lilly, resulting in gross proceeds of € 14,122,000, with no significant transaction costs. In February 2023, ProQR also received an upfront payment of € 56,254,000.

In November 2021, the Company filed a shelf registration statement, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units; and (b) as part of the $ 300,000,000, the offering, issuance and sale by us of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold under a sales agreement with Cantor Fitzgerald & Co in one or more at-the-market offerings. In 2021 and 2022, no shares were issued pursuant to this ATM facility.

In September 2021, the Company issued 3,989,976 shares to Lilly pursuant to the original licensing and research collaboration, resulting in gross proceeds of € 23,223,000, with no significant transaction costs. In addition, an up-front payment of € 17,651,000 was received in October 2021.

In April 2021, the Company consummated an underwritten public offering of 15,923,077 ordinary shares at an issue price of $ 6.50 per share. The gross proceeds from this offering amounted to € 88,115,000 while the transaction costs amounted to € 5,499,000, resulting in net proceeds of € 82,616,000.

In the third quarter of 2020, the Company entered into a convertible debt financing agreement with Pontifax Medison Finance and Kreos Capital, under which an amount of € 13.9 million was drawn down initially. In December 2021, this agreement was amended. Under the amended agreement, the Company drew down an additional $ 26.5 million. In September 2022, ProQR extinguished its debt with Pontifax and Kreos by repaying all outstanding principal amounts.

At December 31, 2022, we had cash and cash equivalents of € 94,775,000. In 2022, our revenues consist of non-refundable upfront fees and research and development service fees in connection with collaboration and license agreements. To date, we have not generated any revenues from royalties or product sales. Based on our current plans, we do not expect to generate royalty or product revenues for the foreseeable future.

We have generated losses since our inception in February 2012. For the years ended December 31, 2022, 2021 and 2020, we incurred net losses of € 64,891,000, € 61,680,000 and € 46,614,000, respectively. At December 31, 2022, we had an accumulated deficit of € 380,677,000. We expect to continue incurring losses for the foreseeable future as we invest in our Axiomer platform and continue our preclinical studies of our product candidates.

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for financial years beginning on or after January 1, 2022 that had a material impact on our financial statements.

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning on after January 1, 2023 and have not been applied in preparing these consolidated financial statements. None of these are expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions. The Company does not plan to adopt these standards early.

Foreign Private Issuer Exemptions

As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the Securities and Exchange Commission (SEC). Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, although we intend to report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. We may also present financial statements pursuant to IFRS instead of pursuant to U.S. GAAP. Furthermore, although the members of our management and supervisory boards will be required to notify the Dutch Authority for the Financial Markets of certain transactions they may undertake, including with respect to our ordinary shares, our officers, directors and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

Financial Operations Overview

Revenue

Revenues to date have consisted principally of non-refundable upfront fees and research and development service fees in connection with collaboration and license agreements.

Other Income

Other income mainly consists of grant income from government-related organizations and charities. (Government) Grants are recognized in other income in the same period in which the related research and development expenses are recognized.

Research and Development Expenses

Research and development expenses consist principally of:

●	salaries for research and development staff and related expenses, including social security costs and share-based compensation expenses;
●	costs related to our preclinical and clinical activities and trials, including costs paid to contract research organizations (CROs);
●	costs for production of clinical and preclinical compounds and drug substances by contract manufacturers, including supporting studies such as stability studies and other analysis of the compounds;

●	costs of related facilities, materials and equipment; and
●	depreciation of tangible fixed assets used to develop our product candidates.

Our research and development expenses in 2022, 2021 and 2020 primarily related to the following key programs:

●	Axiomer

Research and development expenses relating to our Axiomer platform, including expenses relating to the work performed under our research and collaboration agreement with Eli Lilly and Company (Lilly), primarily consist of salaries, costs for production of the preclinical compounds and costs paid to CROs for our preclinical studies. Other significant costs are our internal laboratory costs, including laboratory consumables and allocated housing expenses, as well as consultancy costs in support of our research and development activities for Axiomer.

●	Sepofarsen for the treatment of LCA

The research and development costs relating to sepofarsen primarily consisted of salaries and costs paid to CROs for clinical studies, including statistical analyses, and manufacturing of process performance qualification drug substance batches as well as (pre-)commercial drug product batches. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities.

●	Ultevursen for the treatment of Usher syndrome

The research and development costs relating to ultevursen primarily consisted of salaries, costs paid to CROs for managing the clinical study, costs for statistical analyses and manufacturing of process performance qualification drug substance batches. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities.

For the years ended December 31, 2022, 2021 and 2020, we incurred expenses of € 50,867,000, € 42,220,000 and € 38,135,000, respectively, on research and development.

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. Research and development expenses are expected to decrease as we finalize the wind-down of our clinical programs for sepofarsen and ultevursen. As we initiate and continue our joint research projects with Lilly and continue to invest in the Axiomer platform, research and development expenses may subsequently increase.

Changes in internal or external variables with respect to the development of our Lilly collaboration program and the development of our Axiomer platform and resulting product candidates could result in a significant change in the costs and/or timing associated with the development of such product candidates. For example, if the FDA, EMA or other regulatory authority were to require us to conduct preclinical and clinical studies beyond those which we currently anticipate, or if we experience significant delays in enrollment in any future clinical trials, we could be required to expend significant additional financial resources and time on the completion of our development programs.

General and Administrative Expenses

Our general and administrative expenses consist principally of:

●	salaries for employees other than research and development staff and related expenses, including social security costs and share-based compensation expenses;
●	professional fees for auditors and other consulting expenses not related to research and development activities;

●	professional fees for lawyers;
●	cost of facilities, communication and office expenses;
●	IT expenses; and
●	depreciation of property, plant and equipment not related to research and development activities.

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

Financial Income and Expense

To date, our cash and cash equivalents have been deposited primarily in savings and short-term deposit accounts. Savings and deposit accounts generated a limited amount of interest income or interest expenses. In 2022, 2021 and 2020 we held deposits in U.S. dollars.

Financial expenses primarily consist of interest expenses on convertible loans and government loans. Financial income and expense also includes foreign exchange gains or losses on our U.S. dollar denominated cash and cash equivalents.

Results related to financial liabilities measured at fair value through profit or loss

Results related to financial liabilities measured at fair value through profit or loss represent changes in the fair value of derivative financial instruments since their initial recognition. In 2022, 2021 and 2020, these derivative financial instruments consist of conversion options and warrants issued in connection with our convertible loans. Following the extinguishment of such loans in the third quarter of 2022, the related conversion options have been derecognized. The warrants issued to the convertible loan issuers have not expired and therefore have not been derecognized.

Income Tax

Due to the operating losses incurred since inception, the Company has no income tax provisions as at December 31, 2022. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have not yet recognized any deferred tax asset related to operating losses. Also, no other transactions have occurred that would lead to a deferred tax position.

Results of Operations

Comparison of the periods ended December 31, 2022 and 2021

The following table sets forth our results of operations for the periods indicated.

	Year ended December 31,
	2022	2021	Change

	(€ in thousands)

Revenue	4,037	1,354	2,683
Other income	765	1,043	(278)
Research and development costs	(50,867)	(42,220)	(8,647)
General and administrative costs	(18,651)	(17,368)	(1,283)
Operating result	(64,716)	(57,191)	(7,525)
Financial income	3,733	616	3,117
Financial expense	(5,127)	(3,405)	(1,722)
Results related to associates	(8)	(217)	209
Gain on disposal of associate	—	514	(514)
Results related to derecognition of financial liabilities	(1,390)	—	(1,390)
Results related to financial liabilities measured at fair value through profit or loss	2,713	(1,880)	4,593
Corporate income taxes	(96)	(117)	21
Net loss	(64,891)	(61,680)	(3,211)

Revenue

In 2022 we realized revenue from our license and research collaboration agreement with Lilly amounting to € 3,680,000 (2021: € 652,000). The increase in Lilly revenue is due to the collaboration being active for the full year in 2022, as opposed to three months in 2021. In addition, new projects under the Lilly collaboration were started in 2022.

In 2022 we realized revenue from our license and research collaboration agreement with Yarrow amounting to € 357,000 (2021: € 702,000). The decrease in Yarrow revenue is due to the termination of the Yarrow collaboration in the second quarter of 2022.

Other income

In 2022 and 2021, other income included grant income from the Foundation Fighting Blindness (FFB) for the purpose of developing ultevursen. FFB grant income amounted to € 594,000 in 2022 compared to € 977,000 in 2021.

Research and development costs

Research and development costs amounted to € 50,867,000 for the year ended December 31, 2022 compared to € 42,220,000 for the year ended December 31, 2021. These costs were primarily related to the development of our Axiomer platform, including costs incurred under the Lilly collaboration, as well as costs related to sepofarsen and ultevursen and the wind-down of those ophthalmology programs. Our research and development expenses are highly dependent on the development phases of our product candidates. Research and development expenses are expected to decrease as our clinical ophthalmology programs have been wound down. As we initiate and continue our joint research projects with Lilly and continue to invest in the Axiomer platform, research and development expenses may subsequently increase.

The increase in research and development costs in the year ended December 31, 2022 compared to the year ended December 31, 2021 includes the effects of:

●	higher costs of CROs that we incurred for the Phase 2/3 clinical trials for ultevursen, which commenced in 2021 and initially continued in 2022, with patient enrollment increasing in early 2022. The trials were subsequently wound down in the second half of 2022;
●	higher employee benefits (excluding share-based compensation) resulting from the effects of a reorganization and an employee retention program in 2022;
●	higher consulting costs relating to the Phase 2/3 clinical trials for ultevursen;
●	the above effects are partly offset by decreased share-based compensation, reflecting the lower value of grants of share options and RSUs to research and development staff.

General and administrative costs

General and administrative costs amount to € 18,651,000 for the year ended December 31, 2022 and € 17,368,000 for the year ended December 31, 2021. The increase in general and administrative costs in the year ended December 31, 2022 compared to the year ended December 31, 2021 includes the effects of:

●	higher employee benefits (excluding share-based compensation) resulting from the effects of a reorganization and an employee retention program in 2022;
●	the above effects are partly offset by decreased share-based compensation, reflecting the lower value of grants of share options and RSUs to general and administrative staff.

Financial income

We had financial income of € 3,733,000 for the year ended December 31, 2022, as compared to € 616,000 for the year ended December 31, 2021. The financial income mainly reflects foreign exchange gains on cash and cash equivalents denominated in U.S. dollars.

Financial expenses

Financial expenses amounted to € 5,127,000 for the year ended December 31, 2022, as compared to € 3,405,000 for the year ended December 31, 2021. The increase in 2022 compared to 2021 is mainly due to higher interest expenses following the amendment of our convertible debt financing agreement with Kreos and Pontifax in December 2021. Under the amended agreement, the Company drew down an additional € 26.5 million, for which we incurred interest in the first three quarters of 2022. In September 2022, we extinguished our debt with Kreos and Pontifax.

Results related to derecognition of financial liabilities

The net loss on derecognition of financial liabilities in 2022 amounts to € 1,390,000.

In September 2022, ProQR extinguished its debt with Pontifax and Kreos by repaying all outstanding principal amounts. In addition, an early repayment penalty was incurred. A loss of € 2,534,000 on the extinguishment of these Pontifax and Kreos loans was recognized in results related to derecognition of financial liabilities. Results related to derecognition of financial liabilities also include a gain of € 1,144,000 resulting from waiver agreements that ProQR’s subsidiary Amylon entered into with certain lenders. Such lenders’ loan agreements with Amylon are severed and any claims to repayment of any outstanding debt and accumulated interest are renounced.

No results related to derecognition of financial liabilities were present in 2021 and 2020.

Results related to financial liabilities measured at fair value through profit or loss

Results related to financial liabilities measured at fair value through profit or loss amounted to a gain of € 2,713,000 for the year ended December 31, 2022, as compared to a loss of € 1,880,000 for the year ended December 31, 2021. These results relate to fair value changes in our derivative financial instruments, consisting of issued warrants and conversion options. As such results are to a large extent driven by changes in ProQR’s share price, the gain in 2022 was mainly due to the decrease in our share price compared to 2021. The loss in 2021 was mainly due to the increase in our share price in 2021 compared to the second half of 2020, when we first issued derivative financial instruments.

Comparison of the periods ended December 31, 2021 and 2020

Reference is made to our 2021 annual report on form 20-F, filed on April 29, 2022, for a comparison of the periods ended December 31, 2021 and 2020.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through our initial public and follow-on offerings, our ATM facility and private placements of equity securities, convertible loans, licensing and research collaborations and to a lesser extent through funding from patient organizations and governmental bodies, such as Foundation Fighting Blindness (FFB) and Rijksdienst voor Ondernemend Nederland (RVO – Netherlands Enterprise Agency).

On March 31, 2020, the Company entered into a sales agreement, which permitted the offering, issuance and sale by the

Company of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold in one or more at-the-market offerings with Citigroup Global Markets, Inc. and Cantor Fitzgerald & Co. Sales of the shares under the agreement will be made in transactions that are deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, including sales made directly on Nasdaq at market prices, in negotiated transactions at market prices prevailing at the time of sale, or at prices relating to such prevailing market prices, and/or any other method permitted by law.

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

In September 2021, the Company issued 3,989,976 shares to Lilly pursuant to the original licensing and research collaboration between the Company and Lilly, resulting in net proceeds of € 23,223,000.

In November, 2021, the Company filed a shelf registration statement, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units; and (b) as part of the $ 300,000,000, the offering, issuance and sale by us of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold under a sales agreement with Cantor Fitzgerald & Co in one or more at-the-market offerings. In 2021 and 2022, no shares were issued pursuant to this ATM facility.

In December 2022, the Company issued 9,381,586 shares to Lilly pursuant to the amended and restated licensing and research collaboration between the Company and Lilly, resulting in gross proceeds of € 14,122,000, with no significant transaction costs.

As at December 31, 2022 the Company’s outstanding shares totaled 80,817,079. The following items may result in future dilution for our shareholders:

●	1,054,010 treasury shares held by the Company, which can be used for all general purposes including option exercises under the employee stock option plan;

●	2,375,878 treasury shares held by the ESOP foundation, which can be used for option exercises under the employee stock option plan;
●	12,122,562 shares authorized for issuance for future grants under the employee stock option plan;
●	679,628 warrants held by former convertible debt holders.

If all of the above items were converted into shares at December 31, 2022, the number of outstanding shares would be 97,049,157.

Cash Flows

The table below summarizes our statement of cash flows for the years ended December 31, 2022 and 2021.

	Year ended December 31,
	2022	2021	Change

	(€ in thousands)

Net cash used in operating activities	(68,508)	(26,012)	(42,496)
Net cash used in investing activities	(702)	(425)	(277)
Net cash (used in) / generated by financing activities	(30,890)	136,832	(167,722)
Net increase/(decrease) in cash and cash equivalents	(100,100)	110,395	(210,495)
Currency effect cash and cash equivalents	7,351	1,291	6,060
Cash and cash equivalents at the beginning of the period	187,524	75,838	111,686
Cash and cash equivalents at the end of the period	94,775	187,524	(92,749)

Net cash used in operating activities increased from € 26,012,000 in the year ended December 31, 2021 to € 68,508,000 in the year ended December 31, 2022. The lower amount of cash used in operating activities in 2021 was mainly caused by the receipt of the Lilly up-front payment of € 17,651,000 in October 2021 and other changes in working capital that positively affected operating cash flows in 2021. In addition, total operating costs increased by € 9,930,000 in 2022 compared to 2021, which had a negative impact on net cash used in operating activities.

Net cash used in investing activities increased from € 425,000 in the year ended December 31, 2021 to € 702,000 in the year ended December 31, 2022. This increase was primarily due to increased investments in laboratory equipment.

Net cash used in financing activities amounted to € 30,890,000 in the year ended December 31, 2022, compared to net cash generated by financing activities amounting to € 136,832,000 in the year ended December 31, 2021. In September 2022, ProQR extinguished its debt with Pontifax and Kreos by repaying all outstanding principal amounts, resulting in a cash outflow of € 43,372,000. In December 2022, the Company issued 9,381,586 shares to Lilly pursuant to the amended and restated licensing and research collaboration between the Company and Lilly, resulting in gross proceeds of € 14,122,000, with no significant transaction costs.

In April 2021, the Company raised gross proceeds of € 88,115,000 from the issuance of 15,923,077 ordinary shares. Transaction costs amounted to € 5,499,000, resulting in net proceeds of € 82,616,000. In addition, in September 2021, the Company issued 3,989,976 shares to Lilly pursuant to the original licensing and research collaboration, resulting in net proceeds of € 23,223,000. Finally, in December 2021, we issued additional convertible loans resulting in net proceeds of € 26,520,000.

Reference is made to our 2021 annual report on form 20-F, filed on April 29, 2022, for a comparison of the periods ended December 31, 2021 and 2020.

Cash and Funding Sources

The table below summarizes our main sources of financing for the years ended December 31, 2022, 2021 and 2020.

	Equity	Convertible	Government
	Capital	Loans	Borrowing	Total

	(€ in thousands)

Year ended December 31, 2020	—	13,791	579	14,370
Year ended December 31, 2021	108,477	26,520	1,137	136,134
Year ended December 31, 2022	14,122	—	—	14,122
Total	122,599	40,311	1,716	164,626

Equity capital

In 2022, our main source of funding consisted of the 9,381,586 shares issued to Lilly resulting in proceeds of € 14,122,000. The shares were issued at a discount of € 450,000 compared to the prevailing share price at the transaction date. The gross amount of € 14,572,000 excluding the discount was recognized in equity.

In April 2021, we executed an underwritten public offering of 15,923,077 ordinary shares, resulting in net proceeds of € 82,616,000. In addition, in September 2021, we issued 3,989,976 shares to Lilly pursuant to the original licensing and research collaboration, resulting in net proceeds of € 23,223,000.

Convertible loans and government borrowing

In the third quarter of 2020, the Company entered into a convertible debt financing agreement with Pontifax Medison Finance and Kreos Capital, under which an amount of € 13.9 million was drawn down initially. In December 2021, this agreement was amended. Under the amended agreement, the Company drew down an additional $ 26.5 million. In September 2022, ProQR extinguished its debt with Pontifax and Kreos by repaying all outstanding principal amounts.

In connection with the loan agreements, the Company issued to the Lenders warrants to purchase up to an aggregate of 302,676 shares of its common stock at a fixed exercise price of $ 7.88 and warrants to purchase up to an aggregate of 376,952 shares of common stock at a fixed exercise price of $ 11.94. These warrants remain in place until their five-year economic life expires.

Convertible loans were issued to Amylon Therapeutics B.V. and are interest-bearing at an average rate of 8% per annum. They are convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 – 36 months in equal quarterly terms.

In 2022, Amylon entered into waiver agreements with certain lenders. Such lenders’ loan agreements with Amylon are severed and any claims to repayment of any outstanding debt and accumulated interest are renounced. The total amount of convertible loans and accumulated interest waived under these agreements in 2022 is € 1,144,000.

In 2021 and 2020, we received funding from the Dutch government, through its agency Rijksdienst voor Ondernemend Nederland (RVO – Netherlands Enterprise Agency), under the Innovation credit program for sepofarsen, amounting to € 1,137,000 in 2021 and € 579,000 in 2020.

At December 31, 2022, we had borrowings (including accrued interest) of € 6,771,000, which consisted of borrowings from a government body (€ 4,942,000) and convertible loans (€ 1,829,000). Cash is denominated in both U.S. dollars and euros.

At December 31, 2021, we had borrowings (including accrued interest) of € 44,090,000, which consisted of borrowings from a government body (€ 3,077,000) and convertible loans (€ 39,538,000). Cash is denominated in both U.S. dollars and euros.

For a description of our financial commitments, see below.

Funding Requirements

Our material cash requirements from known contractual and other obligations include contractual commitments to repay borrowings, lease liabilities, and trade and other payables. In 2023, such cash requirements include the following undiscounted amounts:

●	Borrowings amounting to € 2,500,000
●	Lease liabilities amounting to € 2,053,000
●	Trade and other payables amounting to € 10,197,000

Beyond 2023, our cash requirements include the following undiscounted amounts:

●	Borrowings amounting to € 5,099,000
●	Lease liabilities amounting to € 16,592,000

We expect that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into 2026. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our present and future funding requirements will depend on many factors, including, among other things:

●	the investments required to further develop our Axiomer platform and the results of current and potential future collaborations involving the Axiomer technology.
●	the progress, timing, resumption and completion of preclinical testing and clinical trials for our current or any future product candidates;
●	the number of potential new product candidates we identify and decide to develop;
●	the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our current or any future product candidates;
●	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;
●	the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates;
●	any licensing or milestone fees we might have to pay during future development of our current or any future product candidates;
●	the amount of revenues, if any, we may derive from upfront, milestone or royalty payments resulting from licensing and research collaboration agreements.

For more information as to the risks associated with our future funding needs, see Item 3.D: “Risk Factors”.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020

	(€ in thousands)

Purchases of tangible fixed assets	708	718	924

Purchases of tangible fixed assets primarily consist of investments in laboratory equipment and are relatively stable in 2022 compared to 2021 and 2020.

Commitments

Rent

Since 2012, the Company is domiciled in Leiden, the Netherlands. We are currently a party to a lease agreement for laboratory and office space in Leiden. The commitment for lease liabilities that is disclosed under ‘Funding requirements' above consists of our commitment under this laboratory and office space lease agreement and our commitment under a research space rental agreement in London, UK.

Patent license agreements

The Company and the Radboud University Medical Center have entered into a Patent License Agreement under which we were granted a world-wide exclusive license pursuant to which we might have certain royalty obligations in relation to our product candidate sepofarsen for LCA.

The Company and the Radboud University Medical Center have also entered into a Patent License Agreement under which we were granted a world-wide exclusive license pursuant to which we might have certain royalty obligations in relation to Type II Usher Syndrome.

The Company and the Leiden University Medical Centre have entered into a Patent License Agreement under which we were granted a world-wide exclusive license pursuant to which we might have certain royalty obligations in relation to several CNS diseases. This license is terminated per July 2023.

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

On October 29, 2018, ProQR signed an agreement with Ionis Pharmaceuticals to license QR-1123 (formerly “IONIS-RHO-2.5Rx”), an RNA medicine for autosomal dominant retinitis pigmentosa (adRP) caused by the P23H mutation in the rhodopsin (RHO) gene. Under the terms of the agreement, ProQR was granted an exclusive worldwide license to QR-1123 and relevant patents. In 2018, ProQR paid the first installment of an upfront payment in ordinary shares in the aggregate amount of $ 2,500,000 at $ 22.23 per share, which represents a 20% premium (based on the volume weighted average price of the previous 20 trading days) to its common stock, to Ionis upon signing the agreement. In 2019, ProQR paid the second installment of the upfront payment in ordinary shares in the aggregate amount of $ 3,501,000, at $ 9.43 per share. ProQR will also make future milestone payments, certain of which will be made in equity and others in cash or equity at ProQR’s discretion, and royalties on net sales of 20% through the royalty term.

The Company and Vico Therapeutics B.V. have entered into a Patent License Agreement under which we were granted a world-wide exclusive license pursuant to which we may have certain royalty obligations in relation to our product candidate QR-504 for Fuch’s Endothelial Corneal Dystrophy.

In August 2022, the Company has ceased the clinical development of its programs sepofarsen and ultevursen, as well as all ophthalmology related programs. The Company is in the process of finding a strategic partner to further the development of these programs.

Refer to Item 4.B: “Business Overview” for more details on patent license agreements.

Clinical support agreements

On February 9, 2018, we entered into an agreement with Foundation Fighting Blindness (FFB), under which FFB has provided funding of $ 6.8 million to advance ultevursen into the clinic.

Pursuant to the terms of the agreement, we are obligated to make a one-time milestone payment to FFB of up to $ 33.8 million, payable in four equal annual installments following the first commercial sale of ultevursen, the first of which is due within 60 days following the first commercial sale. We are also obligated to make a payment to FFB of $ 13.5 million if we transfer, sell or license ultevursen, or if we enter into a change of control transaction. However, the payment in the previous sentence may be set-off against the $ 33.8 million milestone payment. Either FFB or we may terminate the agreement for cause, which includes our material failure to achieve certain commercialization and development milestones. Our payment obligations survive the termination of the agreement.

Research and development commitments

The Company has committed itself to a number of obligations amounting to € 8,030,000 at December 31, 2022 (2021: € 27,884,000). Of these obligations an amount of € 5,526,000 is due in 2023 and the remainder is due in 1 to 5 years.

Our commitments are set out in more detail in notes 25 and 26 to the financial statements as included elsewhere in this Annual Report.

C. Research and Development

See Item 4.B: “Business Overview” and Item 5: “Operating and Financial Review and Prospects”.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on the Company’s net income, profitability, liquidity or capital resources, or that caused the reported financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see Item 5.A: “Operating results”.

E. Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions. There have been no material adjustments to prior period estimates for any of the periods included in this Annual Report. Significant estimates and judgements are disclosed in disclosure note 2 Basis of preparation to the financial statements, under (e) Use of estimates and judgements.

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

Our supervisory board is currently composed of the following members, all of whom are independent under applicable Nasdaq standards and all of whom are independent under the Dutch Corporate Governance Code (DCGC), with the exception of Mr. Dinko Valerio until mid-2022. Mr. Valerio provided a convertible loan to Amylon Therapeutics B.V. in 2017 and has waived this loan in full in the second quarter of 2022. Following the waiver of the loan, Mr. Valerio qualifies as independent under the DCGC.

Name	Date of Birth	Position	Member Since	Term expires
Dinko Valerio	August 3, 1956	Member of the Supervisory Board (Chairman)	January 1, 2014	2024
Alison F. Lawton	September 26, 1961	Member of the Supervisory Board	September 17, 2014	2026
Antoine Papiernik	July 21, 1966	Member of the Supervisory Board	January 1, 2014	2025
James Shannon	June 5, 1956	Member of the Supervisory Board	June 21, 2016	2024
Bart Filius	July 5, 1970	Member of the Supervisory Board	May 21, 2019	2023

The following sets forth biographical information regarding our Supervisory Board members. There are no family relationships among the members of our Supervisory Board, Management Board or Executive Officers.

Dinko Valerio is one of our founders and currently serves as the chairman of our supervisory board which he joined in 2014. As a scientist and an experienced biotech entrepreneur Mr. Valerio is founder and former CEO of Crucell N.V., and one of the founders of its spinout, Galapagos Genomics. He was founder and former general partner of Aescap Venture, a life sciences venture capital firm, co-founder and current board member of Leyden Laboratories and board member of Amylon Therapeutics. He served as professor of gene therapy at the University of Leiden, received his Master’s degree in Biology from the University of Amsterdam and completed his Ph.D. in Molecular Genetics with Honors at the University of Leiden. Mr. Valerio was a visiting scientific specialist at Genentech, and a postdoctoral fellow at the Salk Institute. He is an author on more than 100 articles in peer-reviewed journals and an inventor on 11 patent-families.

Alison F. Lawton has served on our supervisory board since 2014. Ms. Lawton is an executive leader with more than 35 years of experience in biopharma. Most recently, she served as President and CEO of Kaleido Biosciences Inc. Ms. Lawton previously served as Chief Operating Officer of Aura Biosciences, OvaScience and X4 Pharmaceuticals. She worked at various positions of increasing responsibility at Genzyme, and subsequently at Sanofi-Aventis, including as head of Genzyme Biosurgery and Global Market Access. Ms. Lawton currently serves on the board of directors of public biopharmaceutical companies Aeglea Biotherapeutics, X4 Pharmaceuticals, and Magenta Therapeutics, and the private companies AgBiome, SwanBio and BlueRock Therapeutics. She previously served on the boards of Verastem, CoLucid until its acquisition by Eli Lilly and Company, and Cubist Pharmaceuticals until its acquisition by Merck & Co. She is past President and Chair of the Board of the Regulatory Affairs Professional Society and a past FDA Advisory Committee member for Cell and Gene Therapy Committee. She earned her BSc in Pharmacology, with honors, from King’s College London.

Antoine Papiernik has served on our supervisory board since 2014. He is Chairman and Managing Partner at Sofinnova Partners, which he joined in 1997. Mr. Papiernik has been an initial investor and active board member in public companies, including Actelion, Shockwave Medical, NovusPharma (sold to CTI), Movetis (sold to Shire), and Pixium Vision. Trade sale success stories include CoreValve (sold to Medtronic), Fovea (sold to Sanofi Aventis), Ethical Oncology Science (sold to Clovis Oncology) and Recor Medical (sold to Otsuka). He has also invested in and is a board member of private companies Reflexion Medical, Tissium, Pi-Cardia, SafeHeal, Noema Therapeutics, Ablacare, Highlife and Inspirna (formerly Rgenix). Mr. Papiernik has an MBA from the Wharton School of Business, University of Pennsylvania. He has been selected twice for the Forbes Midas List, an annual ranking recognizing the world’s top venture capital investors. Mr. Papiernik is one of the few European and life science investors to have appeared on the prestigious list. As previously disclosed, Mr. Papiernik has indicated his planned rotation off of our supervisory board at the next annual general meeting of shareholders in 2023.

James Shannon has served on our supervisory board since June 2016 and has been Chair of our Scientific Advisory Board since 2020. Mr. Shannon has had an extensive career in drug development and pharma. From 2012 until his retirement in 2015, he was Chief Medical Officer at GlaxoSmithKline. Prior to that he was Global Head of Pharma Development at Novartis and Senior Vice-President, Clinical Development at Sterling Winthrop Pharmaceuticals. He has previously held board positions at companies including Biotie, Circassia, Crucell, Endocyte and Cerimon Pharmaceuticals. Mr. Shannon currently is Chairman of the Board at Mannkind Corp and Kyowa Kirin NA and holds board positions at Horizon Pharma, myTomorrows and Leyden Labs. He received his undergraduate and postgraduate degrees at Queen’s University of Belfast and is a member of the Royal College of Physicians.

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

Management Board

The following table sets out information with respect to our management board members, their dates of birth and their position at the company as of the date of this annual report. The business address of our management board members is our registered office address at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

Name	Date of Birth	Position	Date of Appointment	Term Expires
Daniel de Boer	April 12, 1983	Chief Executive Officer	February 21, 2012	2026
Rene Beukema	March 26, 1964	Chief Corporate Development Officer and General Counsel	June 30, 2022	2026

The following sets forth biographical information regarding our management board members.

Daniel de Boer is our Founder and Chief Executive Officer since our incorporation in 2012. Mr. De Boer is a serial entrepreneur and passionate advocate for rare disease patients. After one of his children was diagnosed with a rare disease, he started ProQR to develop RNA therapies for rare diseases. Before founding ProQR, Mr. De Boer was founder and Chief Executive Officer of several technology companies. He is also strategic advisor at Hybridize Therapeutics, Meatable, Algramo, Xinvento, Avanzanite, BioColl Labs and a member of the advisory board at the Termeer Foundation. In 2018 Mr. De Boer was named "Emerging Entrepreneur of the Year" by EY. In 2019 Mr. De Boer was selected for the Young Global Leader program at the World Economic Forum.

René Beukema rejoined ProQR in 2022 having previously served as the Company's Chief Corporate Development Officer and General Counsel from 2013 to 2018. Mr. Beukema is a seasoned M&A and equity capital markets executive and an experienced corporate lawyer. From 2019 until June 2022 Mr Beukema held the Position of Chief Corporate Development Officer & General Counsel at Frame Therapeutics, a neoantigen immune-oncology biotechnology company. He was instrumental in financing Frame Therapeutics and selling it to CureVac, a Nasdaq Listed biotechnology company. Prior to his initial tenure at the Company, he served as General Counsel and Corporate Secretary of Crucell for twelve years, following his positions as Senior Legal Counsel at GE Capital / TIP Europe and Legal Counsel at TNT Express Worldwide. Mr. Beukema was also a venture partner of Aescap Venture, a life sciences venture capital firm from 2011 to 2012 and is co-founder of myTomorrows, a Dutch life sciences company. He holds a post-doctoral degree in corporate law from the University of Nijmegen in co-operation with the Dutch Association of In-house Counsel (Nederlands Genootschap van Bedrijfsjuristen) and a master's degree in Dutch law from the University of Amsterdam.

Officers

Our management board is supported by our officers. The following table sets forth information with respect to each of the officers, their respective dates of birth and their positions as of the date of this annual report. The business address of our officers is our registered office address at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

Name	Date of Birth	Position
Gerard Platenburg	February 24, 1964	Chief Scientific Officer
Smital Shah	April 25, 1976	Former Chief Business & Financial Officer
Aniz Girach	May 13, 1967	Chief Medical Officer
Sheila Sponselee	May 22, 1984	Vice President, Head of People and Operations
Jurriaan Dekkers	March 17, 1976	Chief Financial Officer

Gerard Platenburg is a co-founder and our Chief Scientific Officer. Mr. Platenburg has an extensive background in RNA modulation and orphan drug discovery and development and is currently in charge of our Innovation unit. Mr. Platenburg has more than twenty-five years of senior managerial experience in growing biotech companies. Prior to joining our company, Mr. Platenburg worked at Isa Pharmaceuticals B.V. as its Chief Executive Officer. Mr. Platenburg co-founded Prosensa Holding N.V., growing it to become a well-known clinical stage RNA modulation company, and held various positions including Chief Executive Officer and Chief Development Officer. Mr. Platenburg also worked at Pharming B.V. He is a passionate and driven pioneer of early-stage technologies. Mr. Platenburg has a master’s degree in chemistry and molecular biology from Leiden University in 1987 and pursued PhD work at Leiden University. Mr. Platenburg is currently a board member at Yarrow Biotechnology and a scientific advisory board member at Hybridize Therapeutics.

Smital Shah has served as our Chief Financial Officer since 2014 and was promoted to Chief Business and Financial Officer in 2018, where she is responsible for finance, investor relations and communications, business development and commercial. She has 20 years of experience in management and leadership roles in biopharma companies and investment banking. Prior to joining ProQR Ms. Shah managed Gilead Sciences’ multi-billion-dollar debt, cash and investment portfolios. Prior to Gilead, Ms. Shah spent several years in investment banking at Leerink Partners and JP Morgan in the biotech space and helped raise over $1 billion in equity capital and over $7 billion in debt capital as well advised on a variety of strategic transactions. Previously, she held various R&D focused roles at Johnson & Johnson. Ms. Shah has a Bachelor’s and Masters in Chemical Engineering and an MBA from the University of California at Berkeley. Ms. Shah is currently a board member at Pliant Therapeutics and Graphite Bio. Our employment relationship with Ms. Shah ended on December 31, 2022.

Sheila Sponselee joined ProQR in 2020 as VP of Human Resources and became VP, Head of People and Operations in 2022. In this role she leads Human Resources, Recruitment, Information Technology, and Facilities. Ms. Sponselee has more than 15 years of experience in human resources, recruitment, and operations across varied industries, including information technology and biopharma. Prior to joining ProQR, Ms. Sponselee most recently led Human Resources at MyTomorrows in the Netherlands from 2019 to 2020 and she managed Human Resources at Korton Group B.V. from

2017 to 2019. She studied human resource management at the University of Applied Science (BSc) and completed leadership programs at IMD Business School for Management and Leadership.

Jurriaan Dekkers joined ProQR in 2022 as Chief Financial Officer where he leads the finance function. He brings to the role more than 20 years of experience in finance, management and leadership roles in biopharma and healthcare companies, as well as in audit and consulting services. Prior to joining ProQR he most recently served as CFO of AstraZeneca in the Netherlands and CEO of Acerta Pharma (part of the AstraZeneca Group) from 2018 to September 2022. Previously, Mr. Dekkers held various global and European finance roles at amongst others DaVita Medical Group, a US-listed international healthcare provider, from 2015 to 2018, and started his career at PwC. He is a Supervisory Board member at ‘Stichting Kinderpostzegels’ in the Netherlands. Mr. Dekkers holds a MSc. in Economics from the Erasmus University Rotterdam, the Netherlands (2001) and is a Certified Public Auditor (Register Accountant, RA) graduate from the Erasmus University Rotterdam (2004).

Aniz Girach is our Chief Medical Officer. After having spent 11 years in academia/clinical practice, he joined the pharmaceutical industry with Eli Lilly, focusing on retinal diseases. He has more than twenty years industry experience in roles with Merck, as their Global Head of Ophthalmology, and Alcon, where he was Vice President of Clinical Development, and ThromboGenics (now Oxurion), where he was the Global Head of Ophthalmology/Chief Medical Officer overseeing the development and approval of Ocriplasmin (Jetrea) - a biologic therapy for retinal disease. In addition to an Honorary Professorship at Wills Eye Hospital, Philadelphia, USA, Mr. Girach was recently the Chief Medical Officer at Nightstar Therapeutics, overseeing the development of gene therapies for inherited retinal diseases. He is a member of 3 Scientific Advisory Boards for international ophthalmic organizations currently, and reviewer for 5 peer-reviewed journals, including Eye and IOVS. Mr. Girach has edited 4 books and published over 100 abstracts/manuscripts in peer-reviewed journals. Mr. Girach has notified us of his intention to depart from our company following the issuance of this annual report on Form 20-F.

B. Compensation

Under Dutch law and our articles of association, the general meeting of shareholders must upon the proposal of our supervisory board adopt the compensation policy for the management board, which includes the outlines of the compensation of any members who serve on our management board. On June 30, 2022, the general meeting of shareholders adopted the current compensation policy of our company with respect to our management board as well as with respect to our supervisory board. The supervisory board determines the compensation of the management board members in accordance with the compensation policy. A proposal by the supervisory board with respect to compensation schemes in the form of shares or rights to shares is submitted for approval by the supervisory board to the general meeting of shareholders. Such proposal must set out at least the maximum number of shares or rights to shares to be granted to the management board and supervisory board, including the criteria for granting such shares or changes to such grants. The general meeting of shareholders may grant compensation to members of the supervisory board. The supervisory board will be reimbursed for their expenses.

Compensation of the Supervisory Board

The remuneration of the supervisory board members in 2022 is set out in the table below:

	2022
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. Dinko Valerio	74	—	104	178
Mr. Antoine Papiernik	—	—	—	—
Ms. Alison F. Lawton	52	—	104	156
Mr. James Shannon	59	—	104	163
Mr. Bart Filius	49	—	104	153
	234	—	416	650

Share-based payment reflects the fair value of share options granted under our Option Plan during the year, as required by and determined in accordance with IFRS 2 - Share based payment (refer to Note 13(d) to the financial statements included elsewhere in this Annual Report).

In 2022, Mr. Papiernik waived his compensation. Under the current compensation principles, members of our supervisory board receive a board fee of € 34,000 per year and the chairperson receives a board fee of € 63,000 per year. In addition, the audit committee chairperson receives € 15,000 per year for service on that committee, and each other member of the audit committee receives € 7,000 per year for service on that committee. The compensation, nominating and corporate governance committee chairperson receives € 12,000 per year for service on that committee, and each other member of the compensation, nominating and corporate governance committee receives € 5,500 per year for service on that committee. The chairperson of the research and development committee receives € 12,000 per year for service on that committee, and each other member of the research and development committee receives € 5,500 per year for service on that committee. In addition, members of the supervisory board may be granted options with an underlying value of € 143,000 per year.

Compensation of the Management Board

The table below sets out a breakdown of the compensation in 2022 of the current members of the management board:

	2022
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. D.A. de Boer	1,295	24	1,145	2,464
Mr. R.K. Beukema	284	10	169	463

Share-based payment reflects the fair value of share options granted under our Option Plan during the year, as required by and determined in accordance with IFRS 2 - Share based payment (refer to Note 13(d) to the financial statements included elsewhere in this Annual Report). The remuneration set forth for Mr. Beukema in the table above covers the period from July 1, 2022 to December 31, 2022.

Short term employee benefits include an annual bonus of € 791,000 for Mr. de Boer and an annual bonus of € 84,000 for Mr. Beukema. In accordance with our compensation policy, the annual bonus was determined by the supervisory board and related to pre-determined quantified financial targets, non-financial/personal targets and/or company goals that were set by the supervisory board prior to the start of 2022. Each year the non-financial targets and goals of the company are derived from our strategic and organizational priorities and also include qualitative targets that are relevant for the responsibilities of Mr. de Boer and Mr. Beukema. Moreover, the size of the annual share-based payments of Mr. de Boer and Mr. Beukema is determined by the supervisory board based on contribution to the strategy of the Company, the Company’s long-term development, individual performance and alignment of total compensation to the median of the compensation reference group selected in accordance with our compensation policy.

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

Pursuant to Dutch law, members of the supervisory board must be natural persons. Under our articles of association, the number of supervisory board members is determined by our supervisory board itself, provided there will be at least three supervisory board members. Our articles of association provide that members of the supervisory board are appointed by the general meeting of shareholders upon a binding nomination by the supervisory board. Our general meeting of shareholders may at all times deprive such a nomination of its binding character by a resolution passed by at least two-

thirds of the votes cast representing more than 50% of our issued share capital, following which our supervisory board shall draw up a new binding nomination.

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

Service Agreements

We have entered into service agreements with our Chief Executive Officer Daniel de Boer and with our Chief Corporate Development Officer and General Counsel René Beukema. The service agreement with Mr. de Boer contains a termination notice period of two months and the service agreement with Mr. Beukema contains a termination notice period of one month. The service agreements may be terminated in the event of an urgent reason (dringende reden) at any time, without advance notice. The service agreements with Mr. de Boer and Mr. Beukema provide for a lump-sum payment following a change in control subject to certain conditions. Such payment is equal to 24 months of the individual’s monthly gross fixed salary in effect at the time of the change in control. The service agreements also contain certain restrictive covenants, including post termination non-competition and non-solicitation covenants, which survive for a period of 12 months post-termination.

Committees of the Supervisory Board

During 2022, the supervisory board had an audit committee, a compensation, nominating and corporate governance committee and a research and development committee, each of which has an adopted charter.

Audit Committee

Our audit committee consists of Bart Filius (chairman), Alison F. Lawton and Antoine Papiernik. Each member satisfies the independence requirements of the Nasdaq listing standards and Rule 10A-3(b)(1) under the Exchange Act, and each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC. Bart Filius qualifies as an “audit committee financial expert,” as defined by the SEC in Item 16A: “Audit Committee Financial Expert” and as determined by our supervisory board. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation, Nominating and Corporate Governance Committee

Our compensation, nominating and corporate governance committee consists of James Shannon (chairman), Dinko Valerio and Alison F. Lawton. Each member satisfies the independence requirements of the Nasdaq listing standards. In addition, each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC, with the exception of Mr. Dinko Valerio until mid-2022. Mr. Valerio provided a convertible loan to Amylon Therapeutics B.V. in 2017 and has waived this loan in full in the second quarter of 2022. Following the waiver of the loan, Mr. Valerio qualifies as independent under the DCGC. With respect to compensation matters, the compensation, nominating and corporate governance committee assists our supervisory board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our supervisory board members, our management board members and our officers. The CEO may not be present at any compensation committee meeting while their compensation is deliberated. With respect to nominating and corporate governance matters, the compensation, nominating and corporate governance committee assists our supervisory board in selecting individuals qualified to become our supervisory board members and management board members, in determining the composition of the management board, supervisory board and its committees and our officers and in developing and recommending a set of corporate governance guidelines applicable to the Company. Subject to and in accordance with the terms of the compensation policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation, nominating and corporate governance committee is responsible for, among other things:

●	reviewing and making recommendations to the supervisory board with respect to compensation of our management board and supervisory board members;
●	reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our officers (not part of our management board or supervisory board) as it deems appropriate;
●	overseeing the evaluation of our management board members and our officers;
●	reviewing periodically and making recommendations to our supervisory board with respect to any incentive compensation and equity plans, programs or similar arrangements;

●	exercising the rights of our supervisory board under any equity plans, except for the right to amend any such plans unless otherwise expressly authorized to do so;
●	attending to such other matters as are specifically delegated to our compensation committee by our supervisory board from time to time;
●	approving the compensation package for the officers;
●	periodically reviewing, in consultation with our CEO, our management board and our officers succession planning;
●	recommending to the supervisory board persons to be nominated for election or re-election to the supervisory board and the management board at any meeting of the shareholders;
●	overseeing the supervisory board’s annual review of its own performance and the performance of its committees; and
●	considering, preparing, and recommending to the supervisory board a set of corporate governance guidelines.

Our supervisory board may also delegate certain tasks and powers under our Option Plan to the compensation, nominating and corporate governance committee.

Research and Development Committee

Our research and development committee consists of James Shannon (chairman), Dinko Valerio and Alison F. Lawton. Each member satisfies the independence requirements of the Nasdaq listing standards. In addition, each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC, with the exception of Mr. Dinko Valerio until mid-2022. Mr. Valerio provided a convertible loan to Amylon Therapeutics B.V. in 2017 and has waived this loan in full in the second quarter of 2022. Following the waiver of the loan, Mr. Valerio qualifies as independent under the DCGC. The research and development committee assists the supervisory board in overseeing our product pipeline and research and development strategy. The research & development committee is responsible for, among other things:

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

Our articles of association provide that we will indemnify our management board members, supervisory board members, former management board members and former supervisory board members (each an “Indemnified Person”) against (i) any financial losses or damages incurred by such Indemnified Person and (ii) any expense reasonably paid or incurred by such Indemnified Person in connection with any threatened, pending or completed suit, claim, action or legal proceedings, whether civil, criminal, administrative or investigative and whether formal or informal, in which he or she becomes involved, to the extent this relates to his or her position with the Company, in each case to the fullest extent permitted by applicable law. No indemnification shall be given to an Indemnified Person (a) if a Dutch court has established, without possibility for appeal, that the acts or omissions of such Indemnified Person that led to the financial losses, damages, suit, claim, action or legal proceedings result from either an improper performance of his duties as an officer of the Company or an unlawful or illegal act and (b) to the extent that his or her financial losses, damages and expenses are covered by an insurance and the insurer has settled these financial losses, damages and expenses (or has indicated that it would do so). Our supervisory board may stipulate additional terms, conditions and restrictions in relation to such indemnification.

D. Employees

As at December 31, 2022, we had a total of 130.2 employees (converted to FTE). Of these employees, 103.5 were engaged in research and development and 26.7 in general and administrative activities. For additional details we refer to Note 20 to the financial statements. As far as we know, our employees are not represented by a labor union. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good. In April and August 2022, we announced an update on our company’s strategy that included a reduction in force totaling approximately 50% of our workforce, which partly became effective in 2022. For more information as to the risks associated with our workforce reduction, see Item 3.D: “Risk Factors”.

E. Share Ownership

Refer to Item 7.A: “Major Shareholders” in this Annual Report.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable

Jkjlkjlkjlkjlkjk Jkjkj ihjhjhjkhjkjkjlkjlkljlkjjhjhkjhkjh

Item 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at December 31, 2022 by:

●	each of the members of our supervisory board and management board; and
●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned is based on a total of 80,817,079 ordinary shares outstanding as at December 31, 2022. The numbers and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the applicable SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security, or to receive the economic benefit of ownership of the securities. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of December 31, 2022, and such securities are considered outstanding for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o ProQR Therapeutics N.V., Zernikedreef 9, 2333 CK, Leiden, the Netherlands.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	Percentage
Major Shareholders:
Eli Lilly & Co. [1]	13,371,562	16.5%
Privium / Stichting Aescap [2]	5,406,159	6.7%
Adage Capital Partner GP, L.L.C. [3]	3,628,467	4.5%
Sofinnova Partners [4]	2,764,194	3.4%
Supervisory Board Members and Management Board Members
Dinko Valerio [5]	860,328	1.1%
Antoine Papiernik [6]	2,764,194	3.4%
James Shannon [7]	205,254	0.3%
Alison F. Lawton [8]	147,456	0.2%
Bart Filius [9]	45,632	0.1%
Daniel de Boer [10]	2,529,961	3.1%
Rene Beukema [11]	691,195	0.9%
All supervisory board members and management board members as a group (7 persons) [12]	7,244,020	9.1%

1	Information is based on a report on Schedule 13G filed by Eli Lilly and Company (Lilly), an Indiana corporation, on December 23, 2022. 9,381,586 shares were issued to Lilly in December 2022, as part of the Company amended and restated research and collaboration agreement with Lilly, increasing the percentage of our shares held by Lilly from 5.6% to 16.5%. The address of Lilly is Lilly Corporate Center, Indianapolis, Indiana 46285.

2	Information is based on a report on Schedule 13G filed on February 9, 2023, by Stichting Aescap Life Sciences (Aescap Life Sciences), Privium Fund Management B.V. (Privium), as the fund manager of Aescap, Stichting Aescap Genetics (Aescap Genetics), Inspirational Visions B.V. (Inspirational Visions) and Patrick Johan Hendrik Krol (Krol), the portfolio manager for Privium and Aescap Genetics and the managing director of Inspirational Visions. The total number of shares beneficially owned consists of 4,765,659 ordinary shares directly held by Aescap Life Sciences, 578,787 ordinary shares directly held by Aescap Genetics, 35,411 ordinary shares directly held by Inspirational Visions and 26,302 ordinary shares held by Patrick Johan Hendrik Krol. The address of each of Aescap Life Sciences, Aescap Genetics, Privium and Krol is Gustav Mahlerplein 3, 1082 MS Amsterdam, The Netherlands. The address of Inspirational Visions is A.J. Ernststraat 595-C, 1082 LN Amsterdam, The Netherlands.

3	Information is based on a report on Schedule 13G/A filed by Adage Capital Partners, L.P. (“ACP”) on February 9, 2023. Adage Capital Partners GP L.L.C. (ACPGP) is the general partner of ACP. Adage Capital Advisors, L.L.C. (“ACA”) is the managing member of ACPGP and general partner of ACP. The address of Adage Capital Partners, L.P. is 200 Clarendon Street, 52nd floor, Boston, Massachusetts 02116.

4	Information is based on a report on Schedule 13G/A filed by Sofinnova Capital VII FCPR (“SC VII”), Sofinnova Partners SAS (“SP SAS”), and the managing partners of SP SAS, Dennis Lucquin, Antoine Papiernik, Henrijette Richter, Monique Saulnier and Graziano Seghezzi on February 14, 2019. Consists of 2,764,194 shares, except that SC VII, the holder of these shares, may be deemed to have sole or shared power to dispose of these shares, and the aforementioned managing partners of SP SAS may be deemed to have shared voting and investment power with respect to such shares. The address of Sofinnova Capital VII FCPR is 16-18 rue du Quatre-Septembre, 75002, Paris, France.
5	Consists of 725,692 ordinary shares and options to acquire 134,636 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2022. Also includes 304,963 shares held by the Valerio family foundation, Stichting Administratiekantoor Endavit, for which Mr. Valerio is the managing director. The address of Stichting Administratiekantoor Endavit is Keizersgracht 290A, 1016 EW, Amsterdam, the Netherlands.
6	Consists of 2,764,194 ordinary shares held by Sofinnova Capital VII FCPR. Antoine Papiernik may be deemed to have shared voting and investment power with respect to such shares as a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR.
7	Consists of 61,538 ordinary shares and options to acquire 143,716 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2022.
8	Consists of options to acquire 147,456 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2022.
9	Consists of options to acquire 45,632 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2022.
10	Consists of options to acquire 1,824,652 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2022, and 705,309 ordinary shares.
11	Consists of options to acquire 231,195 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2022, and 460,000 ordinary shares.
12	Consists of 4,716,733 ordinary shares and options to acquire 2,527,287 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2022.

Holdings by U.S. Shareholders

As at December 31, 2022, 99.98% of our ordinary shares were held by record holders in the United States, which excludes shareholders whose shares were held in nominee or street name by brokers.

B. Related Party Transactions

Since January 1, 2022, there have been no material transactions that are unusual in their nature or conditions with any of our related parties, except for transactions as set out in Note 27 to the financial statements as included elsewhere in this report.

C. Interests of Experts and Counsel

Not applicable.

Item 8: Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated financial statements

Consolidated financial statements are filed as part of this Annual Report, starting page F-1 and incorporated herein by reference.

Legal proceedings

From time to time we could be involved in legal proceedings that arise in the ordinary course of business. As at December 31, 2022, we believe no proceedings exists of which the outcome, if determined adversely, would have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and employees. No assurance can be given that future litigation will not have a material adverse effect on our financial position. Refer to Item 3.D: “Risk factors.”

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

Item 9: The Offer and Listing

A. Offering and Listing Details

See “Item 9.C The Offer and Listing - Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Since September 18, 2014, our ordinary shares have been listed on Nasdaq. Our ordinary shares are currently trading on Nasdaq Capital Market under ticker symbol “PRQR”.

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

At December 31, 2022, our authorized share capital is € 13,600,000, divided into 170,000,000 ordinary shares and 170,000,000 preferred shares, each with a nominal value of € 0.04.

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “PRQR.”

We have listed our ordinary shares in registered form and our shares are not certificated. We have appointed American Stock Transfer & Trust Company, LLC as our agent to maintain our shareholders register and to act as transfer agent, registrar and paying agent for the ordinary shares. Our ordinary shares are traded on the Nasdaq Capital Market in book-entry form.

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

Upon exercise of the call option, the preferred shares will be issued to the protection foundation for their nominal value, of which at least 25% will be due upon issuance, and may also be issued against the Company’s reserves if so requested by the protection foundation. The voting rights of our shares are based on nominal value and as we expect our shares to trade substantially in excess of nominal value, a foundation acquiring preferred shares issued at 25% of their nominal value can obtain significant voting power for a substantially reduced price and thus be used as a defensive measure. These preferred shares will have both a liquidation and dividend preference over our ordinary shares and will accrue cash dividends at a fixed rate with deficits in a preferred dividend being carried forward. The protection foundation may exercise the call option to acquire preferred shares in order to protect us from influences that do not serve our best interests and threaten to undermine our strategy, continuity, independence and identity. These influences may include a third-party acquiring a significant percentage of our ordinary shares, the announcement of a public offer for our ordinary shares, other concentration of control over our ordinary shares or any other form of pressure on us to alter our strategic policies.

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

On May 16, 2018, our general meeting of shareholders adopted a resolution pursuant to which the aforesaid authorizations to issue shares and to limit and exclude preemptive rights was renewed. In this renewed authorization the Management Board was delegated, subject to approval of the Supervisory Board, the authority for a period of 5 years from the date of the resolution of the general meeting of shareholders to, in accordance with applicable laws and Nasdaq listing rules: (a) issue an amount of ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected above and issuances under Company’s stock option plans with the provision that the issuances under stock option plans is limited to 15% of the Company's issued share capital (minus any treasury shares) at May 16, 2018; (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grants.

On June 23, 2020, our general meeting of shareholders adopted a resolution pursuant to which the aforesaid authorizations to issue shares and to limit and exclude preemptive rights was renewed. In this renewed authorization the Management Board was delegated, subject to approval of the Supervisory Board, the authority for a period of 5 years from the date of the resolution of the general meeting of shareholders to, in accordance with applicable laws and Nasdaq listing rules: (a) issue an amount of ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected above and issuances under Company’s equity incentive or stock option plans with the provision that the issuances under equity incentive or stock option plans are limited to 15% of the Company's issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant.

On May 19, 2021, our general meeting of shareholders adopted a resolution pursuant to which the aforesaid authorizations to issue shares and to limit and exclude preemptive rights was renewed. In this renewed authorization the

Management Board was delegated, subject to approval of the Supervisory Board, the authority for a period of 5 years from the date of the resolution of the general meeting of shareholders to, in accordance with applicable laws and Nasdaq listing rules: (a) issue ordinary shares up to 100% of the Company’s authorized share capital for general purposes and issuances under Company’s equity incentive or stock option plans with the provision that the issuances under equity incentive or stock option plans is limited to 15% of the Company’s issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant.

On June 30, 2022, our general meeting of shareholders adopted a resolution pursuant to which the aforesaid authorizations to issue shares and to limit and exclude preemptive rights was renewed. In this renewed authorization the Management Board was delegated, subject to approval of the Supervisory Board, the authority for a period of 5 years from the date of the resolution of the general meeting of shareholders to, in accordance with applicable laws and Nasdaq listing rules: (a) issue ordinary shares up to 100% of the Company’s authorized share capital for general purposes and issuances under Company’s equity incentive or stock option plans with the provision that the issuances under equity incentive or stock option plans is limited to 15% of the Company’s issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant.

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

On June 30, 2022, our general meeting of shareholders adopted a resolution pursuant to which the aforementioned authorization to acquire shares was renewed. In this renewed authorization the Management Board was delegated the authority to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on Nasdaq (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period of eighteen (18) months with effect from the general meeting of shareholders. In this respect, the words “issued share capital” means the Company’s issued share capital from time to time. For the avoidance of doubt, the issued share capital includes treasury shares.

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

General Meetings of Shareholders

General meetings of shareholders can be held in Leiden, Amsterdam, Rotterdam, Schiphol Airport (municipality Haarlemmermeer), The Hague, Oegstgeest, Leidschendam, Katwijk, Noordwijk or Wassenaar, the Netherlands. All shareholders and others entitled to attend general meetings of shareholders are authorized to attend the general meeting of shareholders, to address the meeting and, in so far as they have such right, to vote, either in person or by proxy.

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

Each year within five months after the end of our financial year, save where this period is extended for a maximum of five months by the general meeting of shareholders on account of special circumstances, our management board will prepare the annual accounts. The annual accounts must be accompanied by an auditor’s certificate, a report of the management board and certain other mandatory information and must be made available for inspection by our shareholders at our offices within the same period. Under Dutch law, the general meeting of shareholders may appoint and remove our independent auditors, as referred to in Section 2:393 Dutch Civil Code, who audit the annual accounts. If the general meeting of shareholders fails to appoint an independent auditor, the auditor will be appointed by the supervisory board or, if the supervisory board fails to do so, the management board. The annual accounts are adopted by our shareholders at the general meeting of shareholders and will be prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code.

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

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder’s net investment asset base (in Dutch: ‘rendementsgrondslag’). Irrespective of the actual income and capital gains realized, the annual taxable benefit of all the assets and allowable liabilities of a Dutch Resident Individual holder of ordinary shares who is taxed under this regime is set at a deemed return based on the fair market value of the assets reduced by the allowable liabilities on January 1 of each year. The deemed return percentage to be applied to the yield basis increases progressively depending on the amount of the yield basis. Depending on the aggregate amount of the fair market value of the assets reduced by the liabilities, the deemed return ranges from 1.818% up to 5.53% (2022). The deemed return on savings and investments is taxed at a rate of 31% (2021). Taxation only occurs if and to the extent the fair market value of the assets reduced by the liabilities exceeds a threshold (in Dutch: heffingvrij vermogen) of € 50,650 (or € 101,300 in case of a fiscal partnership). The deemed return will be adjusted annually.

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

In previous cases the Supreme Court had already ruled that the Box 3 tax regime could be a violation of the ECHR, but that the legal deficiency that would arise because of that violation cannot be rectified by the courts for the years through to 2016. It was left to the legislator to provide legal rehabilitation. However, the Supreme Court now sees scope for the restoration of rights, as the introduction of a tax based on actual return cannot be expected before 2026 (the legislator announced it will introduce a new Box 3 tax regime under which actual returns will be taxed).

At this moment there is still a lot of uncertainty about (the future of) Box 3, for example how the actual return should be calculated and when this new Box 3 tax regime will be enacted.

(ii) Dutch Resident Entities

Any benefit derived or deemed to be derived from the ordinary shares held by Dutch Resident Entities, including any capital gains realized on the disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 25.8% (a corporate income tax rate of 15% applies with respect to taxable profits up to € 395,000) (2022).

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

Based on the average value of our gross assets and the composition of our income, we believe that we were a PFIC during the 2022 taxable year. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance on whether we will be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate.

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

A U.S. holder may elect mark-to-market treatment, which may alleviate some of the adverse consequences of PFIC status. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election and not offset by prior mark‐to market losses. If a U.S. holder makes the election, the U.S. holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principle purposes the meeting of the trading requirement as disregarded). The Nasdaq Capital Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded on that market, the mark-to-market election will be available to a U.S. holder. U.S. holders should consult their tax advisors to determine whether the mark-to-market election would be available and, if so, what the consequences of making that election would be in their particular circumstances.

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

At December 31, 2022 there was a net position of assets and liabilities denominated in U.S. Dollars of € 5,853,000 (2021: € 32,213,000). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on receivables and trade payables, during the years presented had an immaterial effect on the financial statements.

Our interest rate risk exposure is limited due to the use of loans with fixed rates. At December 31, 2022, we had several loans with a fixed interest rate, totaling € 6,771,000 (2020: € 44,090,000).

Credit Risk

Credit risk represents the risk of financial loss caused by default of the counterparty. We have no large receivables balances with external parties, except with Eli Lilly and Company. Our principal financial assets are cash and cash equivalents which are, in line with our cash policy, placed at banks which meet our defined minimum credit ratings.

Liquidity Risk

Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into 2026. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

No matters to report.

Item 15: Controls and Procedures

A. Disclosure Controls and Procedures

Under the supervision and with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) has been evaluated as of the end of the period covered by the Annual Report (December 31, 2022). The term “disclosure controls and procedures” means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures.

Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as at December 31, 2022.

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

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2022.

C. Attestation report of the registered public accounting firm

This Annual Report includes an attestation report of the company’s registered public accounting firm on the effectiveness of the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Supervisory Board
ProQR Therapeutics N.V.:

Opinion on Internal Control Over Financial Reporting

We have audited ProQR Therapeutics N.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 29, 2023 expressed an unqualified opinion on those consolidated financial statements.

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

March 29, 2023

D. Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C: Principal Accountant Fees and Services

For the years ended December 31, 2022 and 2021, our independent public accounting firm is KPMG Accountants N.V., Amstelveen, the Netherlands, PCAOB Auditor ID 1012.

For the year ended December 31, 2020, our independent public accounting firm was Deloitte Accountants B.V., Amsterdam, the Netherlands, PCAOB Auditor ID 1243.

The information required is included in note 28 to the financial statements.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2022, no purchases of our registered equity securities were made by us or on our behalf or on the behalf of any affiliated purchaser.

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

2.3

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

Exhibit No.	Description

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

4.19†

Research and Collaboration Agreement, dated as of September 3, 2021, by and among the Registrant, Eli Lilly and Company and ProQR Therapeutics VIII B.V. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on September 8, 2021)

4.20

Share Purchase Agreement, dated as of September 3, 2021, by and between the Registrant and Eli Lilly and Company (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on September 8, 2021)

4.21

Amended and Restated Research and Collaboration Agreement, dated as of December 21, 2022, by and among the Registrant, Eli Lilly and Company and ProQR Therapeutics VIII B.V. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on December 23, 2022)

4.22

Share Purchase Agreement, dated as of December 21, 2022, by and between the Registrant and Eli Lilly and Company (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on December 23, 2022)

4.23

Controlled Equity OfferingSM Sales Agreement, dated November 4, 2021, by and between the Registrant and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 1.2 to the Registrant’s Registration Statement on Form F-3 (File No. 333-260775) filed on November 4, 2021)

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

Leiden, March 29, 2023

PROQR THERAPEUTICS N.V.

By:	/s/ Daniel de Boer
Name:	Daniel de Boer
Title:	Chief Executive Officer

By:	/s/ Jurriaan Dekkers
Name:	Jurriaan Dekkers
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the supervisory board

ProQR Therapeutics N.V:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ProQR Therapeutics N.V. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and comprehensive income, changes in equity, and cash flows for the years then ended , and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission , and our report dated March 29, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Identification of distinct performance obligations and determining the over-time revenue recognition method for a collaboration agreement

As described in Notes 2(e), 3(d), and 17 to the consolidated financial statements, the Company primarily generates revenue from collaboration agreements. In December 2022, the Company expanded their global licensing and research collaboration with Eli Lilly and Company. Under the terms of the amended and restated research and collaboration agreement, ProQR is entitled to receive $60,000,000 (€ 56,254,000) consisting of an upfront payment offset by a discount of $480,000 (€ 451,000) in connection with the shares issued. ProQR recognizes revenue over time based on a pattern that best reflects the satisfaction of the performance obligation.

We identified the evaluation of the distinct performance obligations identified by the Company and the determination of the appropriate method for measuring progress as a critical audit matter. Challenging auditor judgment was required in evaluating the terms and conditions in the agreement to assess the identification of distinct performance obligations and to assess the most appropriate method to measure progress towards complete satisfaction of the identified performance obligation.

The primary procedures we performed to address this critical audit matter included the following:

●	We evaluated the design and tested the operating effectiveness of an internal control over the Company's revenue process, including the identification of distinct performance obligations and the determination of the appropriate method to measure progress.
●	We obtained and read the Eli Lilly and Company amended and restated research and collaboration agreement and evaluated the terms and conditions of the agreement as well as performed inquiries with R&D personnel to assess that the performance obligations within the agreement were completely and accurately identified in accordance with the relevant accounting guidance, and an appropriate measure of progress has been selected that best depicts the transfer of control to the customer.

/s/ KPMG Accountants N.V.

We have served as the Company's auditor since 2020.

Amstelveen, The Netherlands

March 29, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the supervisory board of ProQR Therapeutics N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of profit or loss and comprehensive income, changes in equity and cash flows for the year ended December 31, 2020 of ProQR Therapeutics N.V. and subsidiaries (the "Company"), and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

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

/s/ Deloitte Accountants B.V.

Amsterdam, The Netherlands

March 24, 2021

We began serving as the Company’s auditor in 2013. In 2021 we became the predecessor auditor.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Financial Position

		December 31,	December 31,
		2022	2021

		(€ in thousands)
Assets
Property, plant and equipment	7	16,240	17,467
Investments in associates	8	—	8
Investments in financial assets	9	621	621
Non-current assets		16,861	18,096

Other taxes	10	607	555
Prepayments and other receivables	11	59,078	3,404
Cash and cash equivalents	12	94,775	187,524
Current assets		154,460	191,483
Total assets		171,321	209,579

Shareholders’ equity
Share capital		3,370	2,995
Share premium		412,540	398,309
Reserves		30,264	30,299
Accumulated deficit		(380,677)	(317,770)
Equity attributable to owners of the Company	13	65,497	113,833
Non-controlling interests		(384)	(604)
Total equity		65,113	113,229

Liabilities
Borrowings	14	4,271	39,319
Lease liabilities	25	13,813	14,748
Deferred income	15	67,012	14,687
Non-current liabilities		85,096	68,754

Borrowings	14	2,500	4,771
Lease liabilities	25	1,387	1,534
Derivative financial instruments	14	1,263	3,995
Trade payables		392	191
Social securities and other taxes		1,118	1,230
Deferred income	15	5,765	5,115
Other current liabilities		8,687	10,760
Current liabilities	16	21,112	27,596
Total liabilities		106,208	96,350
Total equity and liabilities		171,321	209,579

The accompanying notes are an integral part of these consolidated financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Profit or Loss and Comprehensive Income

		Year Ended December 31,
		2022	2021	2020

		(€ in thousands)

Revenue	17	4,037	1,354	—

Other income	18	765	1,043	9,452

Research and development costs		(50,867)	(42,220)	(38,135)
General and administrative costs		(18,651)	(17,368)	(13,685)
Total operating costs	19	(69,518)	(59,588)	(51,820)
Operating result		(64,716)	(57,191)	(42,368)
Financial income	21	3,733	616	313
Financial expense	21	(5,127)	(3,405)	(4,029)
Results related to associates	8	(8)	(217)	(322)
Gain on disposal of associate	9	—	514	—
Results related to derecognition of financial liabilities	14	(1,390)	—	—
Results related to financial liabilities measured at fair value through profit or loss	22	2,713	(1,880)	(84)
Result before corporate income taxes		(64,795)	(61,563)	(46,490)
Corporate income taxes	23	(96)	(117)	(124)
Result for the year		(64,891)	(61,680)	(46,614)

Other comprehensive income
Items that will never be reclassified to profit or loss		—	—	—
Items that are or may be reclassified to profit or loss
Foreign operations – foreign currency translation differences		782	619	(340)
Total comprehensive loss		(64,109)	(61,061)	(46,954)

Result attributable to
Owners of the Company		(65,111)	(61,621)	(46,565)
Non-controlling interests		220	(59)	(49)
		(64,891)	(61,680)	(46,614)

Total comprehensive loss attributable to
Owners of the Company		(64,329)	(61,002)	(46,905)
Non-controlling interests		220	(59)	(49)
		(64,109)	(61,061)	(46,954)
Share information	24
Weighted average number of shares outstanding		71,641,305	64,182,492	50,060,565
Earnings per share for result attributable to the equity holders of the Company (expressed in Euro per share)
Basic and diluted loss per share		€(0.91)	€(0.96)	(0.93)

The accompanying notes are an integral part of these consolidated financial statements.

PROQR THERAPEUTICS N.V.
Consolidated Statement of Changes in Equity

	Attributable to Equity Holders of the Company
			Equity Settled	Option
			Employee	premium on
	Share	Share	Benefit	convertible	Translation	Accumulated		Non-controlling	Total
	Capital	Premium	Reserve	loans	Reserve	Deficit	Total	Interests	Equity
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)

Balance at January 1, 2020	2,159	287,214	16,551	—	151	(211,746)	94,329	(496)	93,833

Result for the year	—	—	—	—	—	(46,565)	(46,565)	(49)	(46,614)
Other comprehensive income	—	—	—	—	(340)	—	(340)	—	(340)
Recognition of share-based payments	4	538	7,838	—	—	—	8,380	—	8,380
Issue of ordinary shares	2	270	—	—	—	—	272	—	272
Equity component of convertible loan	—	—	—	280	—	—	280	—	280
Shares options lapsed	—	—	(91)	—	—	91	—	—	—
Shares options exercised	—	735	(473)	—	—	473	735	—	735
Balance at December 31, 2020	2,165	288,757	23,825	280	(189)	(257,747)	57,091	(545)	56,546

Result for the year	—	—	—	—	—	(61,621)	(61,621)	(59)	(61,680)
Other comprehensive income	—	—	—	—	619	—	619	—	619
Recognition of share-based payments	5	382	6,216	—	—	—	6,603	—	6,603
Issue of ordinary shares	820	107,657	—	—	—	—	108,477	—	108,477
Equity component of convertible loan	—	—	—	1,146	—	—	1,146	—	1,146
Shares options lapsed	—	—	(522)	—	—	522	—	—	—
Shares options exercised	5	1,513	(1,076)	—	—	1,076	1,518	—	1,518
Balance at December 31, 2021	2,995	398,309	28,443	1,426	430	(317,770)	113,833	(604)	113,229

Result for the year	—	—	—	—	—	(65,111)	(65,111)	220	(64,891)
Other comprehensive income	—	—	—	—	782	—	782	—	782
Recognition of share-based payments	—	—	2,869	—	—	—	2,869	—	2,869
Issue of ordinary shares	375	14,197	—	—	—	—	14,572	—	14,572
Extinguishment of equity component of convertible loan	—	—	—	(1,426)	—	(56)	(1,482)	—	(1,482)
Shares options lapsed	—	—	(1,817)	—	—	1,817	—	—	—
Shares options exercised	—	34	(443)	—	—	443	34	—	34
Balance at December 31, 2022	3,370	412,540	29,052	—	1,212	(380,677)	65,497	(384)	65,113

The accompanying notes are an integral part of these consolidated financial statements. Specific reference is made to note 13.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Cash Flows

		Year Ended December 31,
		2022	2021	2020

		(€ in thousands)
Cash flow from operating activities
Result for the year		(64,891)	(61,680)	(46,614)
Adjustments for:
Depreciation	7	2,521	2,329	2,355
Results related to associates	8	8	217	322
Gain on disposal of associate	9	—	(514)	—
Share-based compensation	13	2,869	6,216	7,838
Other income	18	—	—	(8,423)
Financial income and expense	21	1,394	2,789	3,716
Results related to derecognition of financial liabilities	14	1,390	—	—
Results related to financial liabilities measured at fair value through profit or loss	22	(2,713)	1,880	84
Income tax expenses	23	96	117	124

Changes in working capital		(5,434)	24,995	(5,474)
Cash used in operations		(64,760)	(23,651)	(46,072)

Corporate income tax paid		(96)	(117)	(188)
Interest received		106	5	313
Interest paid		(3,758)	(2,249)	(1,113)
Net cash used in operating activities		(68,508)	(26,012)	(47,060)
Cash flow from investing activities
Purchases of property, plant and equipment		(708)	(484)	(924)
Sales of property, plant and equipment		6	59	—
Net cash used in investing activities		(702)	(425)	(924)
Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	13	14,122	108,477	—
Proceeds from exercise of share options		34	1,518	735
Proceeds from borrowings	14	—	1,137	579
Repayment of convertible loans	14	(43,372)	—	—
Proceeds from convertible loans	14	—	26,520	13,791
Repayment of lease liability	25	(1,674)	(820)	(605)
Net cash (used in) / generated by financing activities		(30,890)	136,832	14,500
Net increase/(decrease) in cash and cash equivalents		(100,100)	110,395	(33,484)
Currency effect cash and cash equivalents		7,351	1,291	(2,628)
Cash and cash equivalents at the beginning of the year	12	187,524	75,838	111,950
Cash and cash equivalents at the end of the year	12	94,775	187,524	75,838

The accompanying notes form an integral part of these consolidated financial statements.

PROQR THERAPEUTICS N.V.

Notes to the Consolidated Financial Statements

1. General Information

ProQR Therapeutics N.V. (“ProQR” or “the Company”), is a biotechnology company domiciled in the Netherlands that primarily focuses on the discovery and development of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares are listed on Nasdaq. They are currently trading at Nasdaq Capital Market under ticker symbol PRQR.

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

At December 31, 2022, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

●	ProQR Therapeutics Holding B.V. (the Netherlands, 100%)
●	ProQR Therapeutics I B.V. (the Netherlands, 100%)
●	ProQR Therapeutics II B.V. (the Netherlands, 100%)
●	ProQR Therapeutics III B.V. (the Netherlands, 100%)
●	ProQR Therapeutics IV B.V. (the Netherlands, 100%)
●	ProQR Therapeutics V B.V. (the Netherlands, 100%)
●	ProQR Therapeutics VI B.V. (the Netherlands, 100%)
●	ProQR Therapeutics VII B.V. (the Netherlands, 100%)
●	ProQR Therapeutics VIII B.V. (the Netherlands, 100%)
●	ProQR Therapeutics IX B.V. (the Netherlands, 100%)
●	ProQR Therapeutics I Inc. (United States, 100%)
●	Amylon Therapeutics B.V. (the Netherlands, 80%)

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (ESOP Foundation) and has full control over this entity. At December 31, 2022, ProQR Therapeutics Holding B.V. held a 5.1% minority shareholding in Yarrow Biotechnology, Inc.

As used in these consolidated financial statements, unless the context indicates otherwise, all references to “ProQR”, the “Company” or the “Group” refer to ProQR Therapeutics N.V. including its subsidiaries and the ESOP Foundation.

2. Basis of Preparation

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were authorized for issue by the Company’s Management Board and its Senior Management on March 29, 2023.

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

(d) Going concern

The management board of ProQR has, upon preparing and finalizing the 2022 financial statements, assessed the Company’s ability to fund its operations for a period of at least one year after the date of signing these financial statements. Management has not identified significant going concern risks.

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

(i) Revenue recognition for the Eli Lilly research and collaboration agreement

a. Identification of the performance obligation
Note 17 describes the Company’s original research and collaboration agreement with Eli Lilly and Company, and the amended and restated research and collaboration agreement (collectively, the “Collaboration agreement”). Under the Collaboration agreement, ProQR provides Eli Lilly with a license (with a right to sub-license) to exploit compounds resulting from the collaboration. A significant amount of judgement is required to determine whether the license is distinct from the other promises in the contract. The license was concluded not to be distinct from the other promises in the contract based on the following considerations:

●	the license has no stand-alone value to Eli Lilly without the Company being involved in the research and development collaboration, and;
●	there are significant interdependencies between the license and the research and development services to be provided by the Company.

b. Determining the timing of satisfaction of performance obligations

Under the Collaboration agreement, the Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services. As our estimate of the total labor hours required is dependent on the evolution of the research and development activities, it may be subject to change. If the progression and/or outcome of certain research and development activities would be different from the assumptions that were made during the preparation of these financial statements, this could lead to material adjustments to the total estimated labor hours, which might result in a reallocation of revenue between current and future periods. Our total deferred revenue balance related to this Eli Lilly performance obligation amounts to € 72,777,000 at December 31, 2022 (2021: € 19,143,000).

c. Determining the transaction price

The Company applied judgement to determine whether the equity investments made by Eli Lilly in ProQR are part of the transaction price for the Collaboration agreement. The Company concluded that the differences between the prices that Eli Lilly paid for the shares and the ProQR stock closing prices on the days of entering into the equity investment agreements arose because of the Company’s existing obligations to deliver research and development services to Eli Lilly under the terms of the Collaboration agreement. Therefore, the above differences between the closing share prices on the agreement effective dates and the equity investment prices paid by Lilly are considered to be part of the transaction price of the contract and are initially allocated to deferred revenue.

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

(f) Changes in accounting policies

The following standards, amendments to standards and interpretations became effective for annual reporting periods beginning on or after January 1, 2022:

●	IAS 16 Property, plant and equipment: Amendments prohibiting a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use.
●	IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Amendments regarding the costs to include when assessing whether a contract is onerous.
●	IFRS 1: First-time Adoption of International Financial Reporting Standards: Amendments resulting from Annual Improvements to IFRS Standards 2018–2020 (subsidiary as a first-time adopter).
●	IFRS 3: Business Combinations: Amendments updating a reference to the Conceptual Framework.
●	IFRS 9: Financial Instruments: Amendments resulting from Annual Improvements to IFRS Standards 2018–2020 (fees in the ‘10 per cent’ test for derecognition of financial liabilities).

None of these new standards, amendments to standards and interpretations had a material impact on our financial statements. No changes in accounting policies occurred in 2022.

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

(d) Revenue

Revenues to date have consisted principally of non-refundable upfront fees and research and development service fees in connection with collaboration and license agreements. The Company recognizes revenue when its customers obtain control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods and services. Revenue is recognized for agreements that are in scope of IFRS 15 Revenue from contracts with customers, based on the following five steps:

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

(iii) Determine the transaction price

Our research and collaboration agreements include non-refundable upfront payments; equity components; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; royalties on sales and research and development service fees.

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

For all our material ongoing research and collaboration agreements, the Company considers the performance obligations related to the transfer of the license as not distinct from the other promises to transfer goods and/or services; the Company uses judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If over time, revenue is then recognized based on a pattern that best reflects the transfer of control of the service to the customer.

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

(v) Recognize revenue

Revenue is recognized when the customer obtains control of the goods and/or services as provided in the research and collaboration agreements. Control can be transferred over time or at a point in time, which results in the recognition of revenue either over time or at a point in time.

Our research and collaboration agreements only contain one single performance obligation, in which the Company’s performance creates and subsequently enhances assets (e.g. exploitable compounds) that the customers control as the assets are created and/or enhanced. As such, the Company recognizes revenue over time.

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

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

● buildings and leasehold improvements:	5-10	years
● laboratory equipment:	5	years
● other:	3-5	years

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

Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

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

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

●	The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate
●	The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used)
●	A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification

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

4. New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2023 and have not been applied in preparing these consolidated financial statements. There are no standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions. The Company does not plan to adopt these standards early.

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

At December 31, 2022 there was a net position of assets and liabilities denominated U.S. dollars of € 5,853,000 (2021: € 32,213,000. Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result, the foreign exchange results recognized in 2022 and 2021 are mainly caused by the cash balance denominated in U.S. dollars.

A reasonably possible weakening of the U.S. dollar by 10% against the functional currency of the Company at December 31, 2022 would have increased our net loss by € 585,000 (2021: € 3,221,000). A 10% strengthening of the U.S. dollar against the functional current of the Company would have an equal but opposite effect on our net loss. The analysis assumes that all other variables, in particular interest rates, remain constant.

Price risk

The market prices for the production of preclinical and clinical materials and services as well as external contracted research may vary over time. Currently, the commercial prices of any of the Company’s future product candidates is uncertain. When development products near the regulatory approval date or potential regulatory approval date, the uncertainty of potential sales prices decreases. The Company is not exposed to commodity price risk.

Furthermore, the Company does not hold investments designated for sale and is therefore not exposed to equity securities price risk.

Cash flow and fair value interest rate risk

The Company’s exposure to interest rate risks is limited due to the use of loans with fixed rates. The Company has several loans with fixed interest rates, totaling € 6,771,000 at December 31, 2022 (2021: € 44,090,000). Details on the interest rates and maturities of these loans are provided in Note 14.

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

At December 31, 2022 and December 31, 2021, substantially all of our cash and cash equivalents were held at three large institutions, Rabobank, ABN Amro and Wells Fargo. All institutions are highly rated (Moody’s long-term debt ratings of Aa2, A1 and A1 for Rabobank, ABN Amro and Wells Fargo respectively) with sufficient capital adequacy and liquidity metrics.

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

The table below analyzes ProQR’s undiscounted liabilities into relevant maturity groupings based on the remaining period at year-end until the contractual maturity date:

	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years

	(€ in thousands)
At December 31, 2022
Borrowings	2,500	2,455	2,644	—
Lease liabilities	2,053	2,212	6,637	7,743
Deferred income	5,765	19,261	47,751	—
Trade payables and other payables	10,197	—	—	—
Total	20,515	23,928	57,032	7,743

At December 31, 2021
Borrowings	7,520	10,343	41,129	—
Lease liabilities	2,378	2,147	6,394	9,590
Deferred income	5,115	8,581	6,106	—
Trade payables and other payables	12,181	—	—	—
Total	27,194	21,071	53,629	9,590

Based on our current operating plan, we believe that the existing cash and cash equivalents will be sufficient to fund our anticipated level of operations into 2026. However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with successful development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development of our product candidates.

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

The investment in Phoenicis Therapeutics, Inc is measured using valuation methods based on so-called Level 3 inputs. Level 3 inputs are unobservable inputs. Changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would not significantly change the fair value determined for Phoenicis Therapeutics, Inc.

Warrants are measured using valuation methods based on so-called Level 2 inputs. Level 2 inputs are inputs other than quoted prices that are observable for the liability, either directly or indirectly.

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

7. Property, Plant and Equipment

	Buildings and
	leasehold	Laboratory
	improvements	equipment	Other	Total
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)
Balance at January 1, 2021
Cost	21,644	3,634	1,347	26,625
Accumulated depreciation	(4,333)	(2,419)	(1,272)	(8,024)
Carrying amount	17,311	1,215	75	18,601

Additions	70	643	5	718
Depreciation	(1,884)	(394)	(51)	(2,329)
Recognition of right-of-use asset (note 25)	121	—	—	121
Effect of lease modification (note 25)	415	—	—	415
Transfers	(19)	27	(8)
Disposals	—	(59)	—	(59)
Movement for the period	(1,297)	217	(54)	(1,134)

Balance at December 31, 2021
Cost	22,231	4,245	1,344	27,820
Accumulated depreciation	(6,217)	(2,813)	(1,323)	(10,353)
Carrying amount	16,014	1,432	21	17,467

Balance at January 1, 2022
Cost	22,231	4,245	1,344	27,820
Accumulated depreciation	(6,217)	(2,813)	(1,323)	(10,353)
Carrying amount	16,014	1,432	21	17,467

Additions	62	643	3	708
Depreciation	(1,852)	(660)	(9)	(2,521)
Effect of lease modification (note 25)	592	—	—	592
Transfer	(22)	30	(8)	—
Disposals	—	(6)	—	(6)
Movement for the period	(1,220)	7	(14)	(1,227)

Balance at December 31, 2022
Cost	22,863	4,912	1,339	29,114
Accumulated depreciation	(8,069)	(3,473)	(1,332)	(12,874)
Carrying amount	14,794	1,439	7	16,240

The depreciation charge for 2022 is included in research and development costs for an amount of € 2,088,000 (2021: € 1,692,000) and in general and administrative costs for an amount of € 433,000 (2021: € 637,000).

Buildings and leasehold improvements include a right-of-use asset relating to the lease of our Leiden office and laboratory space, with a carrying amount of € 14,484,000 at December 31, 2022 (2021: € 15,568,000).

8. Investments in Associates

In May 2019, the Company acquired a non-controlling interest in Wings Therapeutics Inc. (“Wings”) as part of the strategic spin out of its Dystrophic Epidermolysis Bullosa (DEB) activities. In January 2021, Wings merged into Phoenicis Therapeutics Inc. (“Phoenicis”). Consequently, Wings ceased to exist and the related investment was derecognized. ProQR does not have significant influence in Phoenicis Therapeutics Inc. The Company’s interest in Phoenicis is recognized as a financial asset, as disclosed in note 9.

In May 2021, the Company obtained an 8% share in the common stock of Yarrow Biotechnology, Inc. (“Yarrow”). ProQR’s share in Yarrow was diluted to 4.9% in the fourth quarter of 2021, due to Yarrow’s execution of a second seed financing round and subsequently changed to 5.1% following an additional share issuance to ProQR in 2022. Although ProQR only owns 5.1% of Yarrow’s shares, the Company has significant influence over Yarrow by virtue of its right to appoint one of Yarrow’s three board members, as well as its participation in Yarrow’s policy-making process, amongst other factors. As such, our interest in Yarrow amounting to € nil at December 31, 2022 is recognized as an investment in associate.

The results related to associates amounting to € 8,000 for 2022 (2021: € 217,000) consist of ProQR's share in the loss of Yarrow.

Investment
in associate
(€ in thousands)

Balance at January 1, 2021	107

Derecognition of investment in associate (Wings Therapeutics Inc.)	(107)
Recognition of investment in associate (Yarrow Biotechnology, Inc.)	225
Share of loss from continuing operations	(217)

Balance at December 31, 2021	8

Share of loss from continuing operations	(8)

Balance at December 31, 2022	—

9. Investments in Financial Assets

In January 2021, Wings merged into Phoenicis by means of a non-cash transaction. ProQR holds a 3.9% interest in Phoenicis. In 2021, a gain on disposal of associate was recognized amounting to € 514,000, which consisted of the € 621,000 fair value of Phoenicis equity instruments received by the Company, partly off-set by the derecognition of the carrying value of the Company’s investment in Wings of € 107,000.

The Company elected to recognize subsequent changes in the fair value of its investment in Phoenicis in Other Comprehensive Income. There have been no changes in the fair value of our investment in Phoenicis since the initial recognition.

10. Other Taxes

	December 31,	December 31,
	2022	2021

	(€ in thousands)
Value added tax	607	555
	607	555

All receivables are considered short-term and due within one year.

11. Prepayments and Other Receivables

	December 31,	December 31,
	2022	2021

	(€ in thousands)
Prepayments	2,449	3,136
Eli Lilly up-front receivable	56,254	—
Other receivables	375	268
	59,078	3,404

All receivables are considered short-term and due within one year. At December 31, 2022 and 2021, prepayments consisted principally of payments made by the Company for services not yet provided by vendors. At December 31, 2022 and 2021, other receivables primarily consisted of deposits. Note 17 Revenue describes the transaction related to the Eli Lilly up-front receivable.

12. Cash and Cash Equivalents

	December 31,	December 31,
	2022	2021

	(€ in thousands)
Cash at banks	94,775	187,524
	94,775	187,524

The cash at banks is at full disposal of the Company.

13. Shareholders’ Equity

(a) Share capital

	Number of shares 2022	Number of shares 2021	Number of shares 2020
	Ordinary	Ordinary	Ordinary
Balance at January 1	74,865,381	54,131,553	53,975,838
Issued for cash	9,381,586	20,498,451	53,708
Issued for services	—	112,657	102,007
Exercise of share options / vesting of RSUs	144,688	474,887	303,408
Treasury shares issued (transferred)	(144,688)	(352,167)	(303,408)
Balance at December 31	84,246,967	74,865,381	54,131,553

The authorized share capital of the Company amounting to € 13,600,000 consists of 170,000,000 ordinary shares and 170,000,000 preference shares with a par value of € 0.04 per share. At December 31, 2022, 84,246,967 ordinary shares were issued. 80,817,079 ordinary shares were fully paid, and 3,429,888 ordinary shares were held by the Company as treasury shares (2021: 3,574,576).

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

In September 2021, the Company issued 3,989,976 shares to Eli Lilly and Company (“Lilly”) pursuant to the licensing and research collaboration between the Company and Lilly, resulting in gross proceeds of € 23,223,000, with no significant transaction costs. This amount excludes a premium paid by Lilly that is considered to be part of the transaction price of the Collaboration agreement (refer to note 17).

In November, 2021, the Company filed a shelf registration statement, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units; and (b) as part of the $ 300,000,000, the offering, issuance and sale by us of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold under a sales agreement with Cantor Fitzgerald & Co in one or more at-the-market offerings. In 2021 and 2022, no shares were issued pursuant to this ATM facility.

In December 2022, the Company issued 9,381,586 shares to Lilly pursuant to the amended and restated licensing and research collaboration between the Company and Lilly, resulting in gross proceeds of € 14,122,000, with no significant transaction costs.

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

(d) Share options and restricted stock units

The Company operates an equity-settled share-based compensation plan which was introduced in 2013. Options and RSUs may be granted to employees, members of the Supervisory Board, members of the Management Board and consultants. The compensation expenses included in operating costs for this plan were € 2,869,000 in 2022 (2021: € 6,216,000), of which € 1,982,000 (2021: € 3,636,000) was recorded in general and administrative costs and € 887,000 (2021: € 2,580,000) was recorded in research and development costs based on employee allocation.

Options granted under this stock option plan are exercisable once vested. Any vesting schedule may be attached to the granted options and restricted stock units (RSUs). Typical vesting periods are:

●	Four years, with 25% vesting after every year.
●	Four years, in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date.
●	Two years, with 25% vesting after every six months.

The options expire ten years after date of grant. Options granted under the stock option plan are granted at exercise prices which equal either the face value or the fair value of the ordinary shares of the Company at the date of the grant.

The fair value of the options is estimated at the date of grant using the Black-Scholes option-pricing model, with on average the following assumptions:

	Options granted		Options granted		Options granted
	in 2022		in 2021		in 2020
Risk-free interest rate	2.570%		0.510%		1.432%
Expected dividend yield	—%		—%		—%
Expected volatility	101.0%		79.0%		78.7%
Expected life in years	5	years	5	years	5	years

The resulting weighted average grant date fair value of the options amounted to € 0.67 in 2022 (2021: € 2.58). The stock options granted have a 10-year life following the grant date and are assumed to be exercised five years from date of grant for all awards.

The fair value of RSUs is determined at the grant date by using the Company’s share price at the grant date. The resulting weighted average grant date fair value of the RSUs amounted to € 1.06 in 2022 (2021: € 4.27).

Movements in the number of options outstanding and their related weighted average exercise prices are as follows:

	2022		2021		2020
	Number of	Average	Number of	Average	Number of	Average
	options	exercise price	options	exercise price	options	exercise price
Balance at January 1	7,643,143	€6.13	7,021,235	€6.47	5,575,454	€5.80
Granted	5,230,405	€0.89	1,492,034	€4.34	1,851,056	€7.88
Forfeited	(1,177,622)	€5.84	(341,448)	€8.68	(85,584)	€7.14
Exercised	(1,590)	€2.72	(474,887)	€3.35	(303,408)	€2.34
Expired	(415,126)	€7.94	(53,791)	€9.53	(16,283)	€8.26
Balance at December 31	11,279,210	€3.66	7,643,143	€6.13	7,021,235	€6.47
Exercisable at December 31	5,235,914		4,221,503		3,401,449

The options outstanding at December 31, 2022 had an exercise price in the range of € 0.62 to € 20.51 (2021: € 1.11 to € 19.32) and a weighted-average contractual life of 7.0 years (2021: 6.6 years). The weighted-average share price at the date of exercise for share options exercised in 2022 was € 5.26 (2021: € 5.81).

Movements in the number of RSUs outstanding are as follows:

	2022	2021	2020
	Number of	Number of	Number of
	RSUs	RSUs	RSUs
Balance at January 1	536,118	—	—
Granted	353,116	545,613	—
Forfeited	(371,102)	(9,495)	—
Released	(147,170)	—	—
Balance at December 31	370,962	536,118	—

Please refer to note 27 for the share-based compensation granted to key management personnel.

14. Borrowings

	December 31,	December 31,
	2022	2021

	(€ in thousands)
Innovation credit	3,907	3,907
Accrued interest on innovation credit	1,035	645
Convertible loans	1,369	38,925
Accrued interest on convertible loans	460	613
Total borrowings	6,771	44,090
Current portion	(2,500)	(4,771)
Total non-current borrowings	4,271	39,319

Innovation credit (“Innovatiekrediet”)

On June 1, 2012, ProQR was awarded an Innovation credit by the Dutch government, through its agency Rijksdienst voor Ondernemend Nederland (RVO – Netherlands Enterprise Agency), for the Company’s cystic fibrosis program. Amounts were drawn under this facility in the course of the years 2013 through 2017. The credit covered 35% of the costs incurred in respect of the program up to € 5,000,000. The credit was interest-bearing at a rate of 10% per annum. In June 2020, ProQR received a final waiver of the full amount of the Innovation credit, including accumulated interest. Consequently, the carrying amount of € 8,423,000, including accumulated interest, was recognized in other income (under grant income) in 2020.

On December 10, 2018 ProQR was awarded an Innovation credit for the sepofarsen program. Amounts were drawn under this facility from 2018 through 2022. The credit of € 3,907,000 was used to conduct the Phase 2/3 clinical study and efforts to obtain regulatory and ethical market approval (NDA/MAA) of sepofarsen for LCA10. The received amount of € 3,907,000 is recognized under non-current borrowings at December 31, 2022. The credit, including accrued interest of 10% per annum, is repayable depending on the future development of the sepofarsen program.

The assets that are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

Convertible loans

In July 2020, the Company entered into a convertible debt financing agreement with Pontifax Medison Debt Financing. Under the agreement, the Company had access to up to $ 30 million in convertible debt financing in three tranches of $ 10 million each that would mature over a 54-month period and had an interest-only period of 24 months. One tranche of $ 10 million (€ 9.4 million) was drawn down over the course of the agreement.

A second close of the convertible debt financing agreement was completed in August 2020 with Kreos Capital. Under the second agreement, the Company had access to up to € 15 million in convertible debt financing in three tranches of € 5 million each that would mature over a 54-month period and had an interest-only period of 24 months. One tranche of € 5 million was drawn down over the course of the agreement.

In connection with the loan agreement, the Company issued to Pontifax and Kreos warrants to purchase up to an aggregate of 302,676 shares of its common stock at a fixed exercise price.

On December 29, 2021, the Company amended its convertible debt financing agreement with the Lenders. Under the amended agreement the Company drew down an additional $ 30 million (€ 28.2 million) that would mature over a 54-month period and had an interest-only period of 33 months. The amendment replaced the two undrawn tranches under the original convertible debt financing agreements.

In connection with the amended loan agreement, the Company issued to the Lenders warrants to purchase up to an aggregate of 376,952 shares of its common stock at a fixed exercise price.

The convertible loans from Pontifax and Kreos bore an interest of 8.2% per annum.

In September 2022, ProQR extinguished its debt with Pontifax and Kreos by repaying all outstanding principal amounts. In addition, an early repayment penalty was incurred. The financial liability relating to Pontifax’ conversion options was derecognized from derivative financial instruments. The option premium on convertible loans relating to Kreos’ conversion options was derecognized from equity, as described in note 13. The results related to the derecognition of these financial liabilities are disclosed in the table further below in this note.

Pontifax’ and Kreos’ warrants remain in place until their five-year economic life expires. These warrants are accounted for as embedded derivatives and were recognized separately from the host contract as derivative financial liabilities at fair value through profit or loss.

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

In 2022, Amylon entered into waiver agreements with certain lenders. Such lenders’ loan agreements with Amylon are severed and any claims to repayment of any outstanding debt and accumulated interest are renounced. The total amount of convertible loans and accumulated interest waived under these agreements in 2022 is € 1,144,000. The resulting gain was recognized as a gain on derecognition of financial liabilities.

The results related to the derecognition of financial liabilities, as described above, are as follows:

	2022	2021

	(€ in thousands)
Gain on waiver of Amylon convertible loans	1,144	-
Loss on extinguishment of Pontifax and Kreos convertible loans	(2,534)	-
	(1,390)	-

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Innovation	Convertible	Lease
	credit	loans	liability

	(€ in thousands)
Balance at January 1, 2021	3,077	14,247	16,953
Changes from financing cash flows
Proceeds from borrowings	1,137	—	—
Proceeds from convertible loans	—	26,520	—
Repayment of lease liability	—	—	(820)
The effect of changes in foreign exchange rates	—	590	—
Other changes
Interest expense	338	1,877	—
Interest paid	—	(1,216)	—
Transaction costs	—	(148)	—
Proceeds recognized as derivative financial liabilities	—	(1,186)	—
Proceeds recognized in equity as option premium on convertible loans	—	(1,146)	—
Share-based repayment of lease liability	—	—	(387)
New leases	—	—	121
Effect of lease amendments	—	—	415

Balance at January 1, 2022	4,552	39,538	16,282
Changes from financing cash flows
Repayments	—	(43,372)	(1,674)
The effect of changes in foreign exchange rates	—	1,771	—
Other changes
Interest expense	391	3,537	—
Interest paid	—	(2,612)	—
Transaction costs	—	94	—
Repayments allocated to option premium on convertible loans (equity)	—	1,482	—
Repayments recognized as result on derecognition of financial liabilities	—	2,534	—
Effect of waived loan agreements	—	(1,144)
Effect of lease amendments	—	—	592

Balance at December 31, 2022	4,943	1,828	15,200

15. Deferred Income

The following table summarizes details of deferred income at December 31, 2022 and December 31, 2021. The nature of the deferred income relating to Eli Lilly is described in Note 17.

	December 31,	December 31,
	2022	2021

	(€ in thousands)
Eli Lilly up-front payment and premium on equity consideration	72,777	19,143
Yarrow up-front payment and premium on equity consideration	—	73
Foundation for Fighting Blindness grant	—	561
Horizon 2020 grant	—	25
Total deferred income	72,777	19,802
Current portion	(5,765)	(5,115)
Total non-current deferred income	67,012	14,687

16. Current Liabilities

	December 31,	December 31,
	2022	2021

	(€ in thousands)
Borrowings	2,500	4,771
Lease liabilities	1,387	1,534
Derivative financial instruments	1,263	3,995
Trade payables	392	191
Social securities and other taxes	1,118	1,230
Deferred income	5,765	5,115
Accrued expenses and other liabilities	8,687	10,760
	21,112	27,596

At December 31, 2022 current liabilities included derivative financial instruments consisting of warrants issued in connection with our convertible loans, which are described in Note 14. At December 31, 2021 current liabilities included derivative financial instruments consisting of conversion options and warrants issued in connection with our convertible loans.

At December 31, 2022 and 2021, current liabilities also included deferred income resulting from funds received for our research and innovation programs. Accrued expenses and other liabilities consisted principally of accruals for services provided by vendors not yet billed, payroll-related accruals and other miscellaneous liabilities.

17. Revenue

The following table summarizes details of revenue recognized in the years ended December 31, 2022, 2021 and 2020 by collaboration agreement and by category of revenue: upfront payments, research and development service fees and equity consideration.

	2022	2021	2020

	(€ in thousands)
Up-front payments
Eli Lilly	3,041	581	—
Yarrow	191	252	—
R&D services
Eli Lilly	270	—	—
Yarrow	118	282	—
Equity consideration
Eli Lilly	369	71	—
Yarrow	48	168	—
	4,037	1,354	—

The table below summarizes the changes in current and non-current deferred revenue for the years ended December 31, 2022, 2021 and 2020.

	Eli Lilly	Yarrow

	(€ in thousands)
Balance at January 1, 2020 and 2021	—	—
Received or receivable
Upfront payment	17,651	419
R&D services	—	178
Equity consideration	2,144	225
Revenue recognition
Upfront payment	(581)	(252)
R&D services	—	(282)
Equity consideration	(71)	(168)
Foreign currency translation effects	—	(47)
Balance at January 1, 2022	19,143	73
Received or receivable
Upfront payment	56,254	—
R&D services	273	256
Equity consideration	(451)	—
Revenue recognition
Upfront payment	(3,041)	(191)
R&D services	(270)	(118)
Equity consideration	(369)	(48)
Foreign currency translation effects	1,238	28
Balance at December 31, 2022	72,777	—

Eli Lilly collaboration

In September 2021, the Company entered into a global licensing and research collaboration with Eli Lilly and Company (‘Lilly’) focused on the discovery, development, and commercialization of potential new medicines for genetic disorders in the liver and nervous system. ProQR and Lilly will use ProQR’s proprietary Axiomer® RNA editing platform to progress new drug targets toward clinical development and commercialization.

Under the terms of the agreement, ProQR received an upfront payment and equity consideration, and is eligible to receive milestone payments and royalties on the net sales of any resulting products. In September 2021, the Company issued 3,989,976 shares to Lilly, resulting in net proceeds of € 23,223,000. This amount included a price premium of € 2,144,000, which was determined to be part of the transaction price and as such was initially recognized as deferred revenue. An up-front payment of € 17,651,000 was received in October 2021.

With regard to its original collaboration with Lilly, the Company concluded as follows:

●	There is one single performance obligation under IFRS 15, which is the transfer of a license combined with the performance of research and development activities. The Company concluded that the license is not capable of being distinct and is not distinct in the context of the contract.
●	The transaction price of this agreement currently only includes fixed components, consisting of an up-front fee and an equity component. The agreement also contains variable components, but those are not yet included in the transaction price. Milestone payments will only be included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones is subsequently resolved. Sales-based milestones and sales-based royalties will be included as the underlying sales occur.
●	The Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

In December 2022, the Company and Lilly amended their research and collaboration agreement described above, which expanded the collaboration. Under the amended and restated research and collaboration agreement, Lilly will gain access to additional targets in the central nervous system and peripheral nervous system with ProQR’s Axiomer platform.

As described under Note 13, pursuant to the amended and restated agreement, the Company issued 9,381,586 shares to Lilly in December 2022, resulting in gross proceeds of $15,000,000 (€ 14,122,000). These shares were issued at a discount of $ 480,000 (€ 451,000), which is accounted for as a reduction of the transaction price. In February 2023, ProQR also received an upfront payment of $60,000,000 (€ 56,254,000), which was recognized under Other Receivables at December 31, 2022. Lilly has the ability to exercise an option to further expand the partnership for a consideration of $50,000,000. No revenue related to the amended and restated agreement was recognized in 2022.

With regard to the amended and restated research and collaboration agreement with Lilly, the Company concluded as follows:

●	There is one single performance obligation under IFRS 15, which is the transfer of a license combined with the performance of research and development activities. The Company concluded that the license is not capable of being distinct and is not distinct in the context of the contract.
●	The transaction price of this agreement currently only includes fixed components, consisting of an up-front fee and an equity component (discount). The agreement also contains variable components, but those are not yet included in the transaction price. Milestone payments will only be included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones is subsequently resolved. Sales-based milestones and sales-based royalties will be included as the underlying sales occur.
●	The Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

Yarrow Biotechnology collaboration

In May 2021, the Company entered into an exclusive worldwide license and discovery collaboration for an undisclosed target with Yarrow Biotechnology, Inc. (“Yarrow”). Under the terms of the agreement, ProQR received an upfront payment, equity consideration and reimbursement for ongoing R&D services. ProQR was also eligible to receive milestone payments and royalties on the net sales of any resulting products. In May 2021, ProQR received an up-front payment of € 419,000 and 8% of the shares of Yarrow’s common stock (see Note 8). In 2021, ProQR also received reimbursements for R&D services performed amounting to € 178,000.

With regard to its collaboration with Yarrow, the Company concluded as follows:

●	There is one single performance obligation under IFRS 15, which is the transfer of a license combined with the performance of research and development activities. The Company concluded that the license is not capable of being distinct and is not distinct in the context of the contract.
●	The transaction price of this agreement currently includes both fixed and variable components. The fixed part consists of an up-front fee and an equity component. The variable part consists of a cost reimbursement for research and development activities. The agreement also contains other variable parts, but those are not yet included in the transaction price. Milestone payments will only be included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones is subsequently resolved. Sales-based milestones and sales-based royalties will be included as the underlying sales occur.
●	The Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

The Yarrow collaboration was terminated in the third quarter of 2022.

18. Other Income

	2022	2021	2020

	(€ in thousands)
Grant income	699	1,012	9,307
Other income	66	31	145
	765	1,043	9,452

In June 2020, ProQR received a final waiver of the full amount of the Innovation credit for the Company’s cystic fibrosis program. Consequently, the carrying amount of € 8,423,000, including accumulated interest, was recognized in grant income in 2020.

On February 9, 2018, the Company entered into a partnership agreement with Foundation Fighting Blindness (“FFB’), under which FFB has agreed to provide funding of $ 7,500,000 for the preclinical and clinical development of ultevursen for Usher syndrome type 2A targeting mutations in exon 13. FFB grant income amounted to € 594,000 in 2022 compared to € 977,000 in 2021 and € 624,000 in 2020.

19. Operating Costs

Total operating costs include the following expenses by nature:

	2022	2021	2020

	(€ in thousands)
Employee benefits	30,286	26,320	23,836
External R&D costs	19,824	15,580	12,860
Laboratory costs and other consumables	3,111	2,709	2,840
Consultancy costs	6,307	4,447	2,620
Insurance costs	1,895	1,979	1,450
Depreciation	2,521	2,329	2,355
Patent and license expenses	30	95	736
Other	5,544	6,129	5,123
	69,518	59,588	51,820

20. Employee Benefits

	2022	2021	2020

	(€ in thousands)
Wages and salaries	23,441	16,838	13,251
Social security costs	2,661	2,124	1,710
Pension costs — defined contribution plans	1,315	1,142	1,037
Equity-settled share based payments	2,869	6,216	7,838
	30,286	26,320	23,836
Average number of employees for the period	163	163	156

Employees per activity at December 31 (converted to FTE):

	December 31, 2022	December 31, 2021	December 31, 2020
Research and Development	103.5	140.7	113.8
General and Administrative	26.7	40.9	36.6
Total number of employees (converted to FTE)	130.2	181.6	150.4

Of all employees 112.4 FTE are employed in the Netherlands (2021: 149.6 FTE).

Included in the wages and salaries for 2022 is a credit of € 792,000 (2021: € 695,000, 2020: € 1,379,000) with respect to WBSO subsidies.

21. Financial Income and Financial Expense

	2022	2021	2020

	(€ in thousands)
Interest income:
Current accounts and deposits	106	5	313
Interest costs:
Current accounts and deposits	(406)	(355)	(129)
Lease liability	(793)	(835)	(409)
Loans and borrowings	(3,928)	(2,215)	(1,502)
Foreign exchange result:
Net foreign exchange benefit/(loss)	3,627	611	(1,989)
	(1,394)	(2,789)	(3,716)

Financial income amounting to € 3,733,000 (2021: € 616,000, 2020: € 313,000) consists of interest income of € 106,000 (2021: € 5,000, 2020: € 313,000) and a net foreign exchange benefit of € 3,627,000 (2021: € 611,000, 2020: nil). Financial expenses amounting to € 5,127,000 (2021: € 3,405,000, 2020: € 4,029,000) wholly consist of interest costs in 2022 and 2021, and consist of interest costs amounting to € 2,040,000 and foreign exchange losses amounting to € 1,989,000 in 2020.

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

At

23. Income Taxes

The calculation of the tax charge is as follows:

	2022	2021	2020

	(€ in thousands)
Consolidated result before corporate income taxes	(64,795)	(61,563)	(46,490)
Exclude: results related to associates	(8)	(217)	(322)
	(64,787)	(61,346)	(46,168)

Income tax based on domestic rate (2022: 25.8%, 2021 and 2020: 25%)	16,715	15,337	11,542
Tax effect of:
Different tax rates in foreign jurisdictions	10	18	16
Non-deductible expenses / non-taxable gains	133	(2,176)	(2,742)
Share- and loan-issue expenditures that are taxable	—	1,423	174
Change in unrecognized deductible temporary differences	(75)	(89)	(44)
Current year losses for which no deferred tax asset was recognized	(16,826)	(14,606)	(9,029)
True-up for prior year	(53)	(24)	(41)
Income tax charge	(96)	(117)	(124)
Effective tax rate	—%	—%	—%

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

As per December 31, 2022, the Company has a total amount of € 377.9 million (2021: € 312.6 million, 2020: € 254.2 million) tax loss carry-forwards available for offset against future taxable profits, which may be carried forward indefinitely. However, the offset of losses will be limited in a given year against the first € 1 million of taxable profit. For taxable profit in excess of this amount, losses may only be offset up to 50% of this excess.

24. Earnings Per Share

(a) Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the result attributable to owners of the Company by the weighted average number of shares outstanding during the year.

	2022	2021	2020
Result attributable to owners of the Company (€ in thousands)	(65,111)	(61,621)	(46,565)
Weighted average number of shares outstanding	71,641,305	64,182,492	50,060,565
Basic (and diluted) earnings per share (€ per share)	€(0.91)	€(0.96)	€(0.93)

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

The initially recognized lease liability and the corresponding right-of-use asset for this lease contract, on July 1, 2020, amounted to € 16,203,000 and € 16,332,000, respectively. A modification to reflect the additional 1 year lease period resulted in an increase in the carrying amounts of the lease liability and the right-of-use asset in 2020 of € 1,260,000.

Annually in June, the lease price is amended to reflect an indexation. In June 2022, the lease liability was remeasured, resulting in an increase in the carrying amounts of the lease liability and the right-of-use asset of € 592,000 (2021: € 415,000).

The following table summarizes the relevant disclosures in relation to our leases in 2022 and 2021:

	2022	2021
	(€ in thousands)	(€ in thousands)
Depreciation charge for right-of-use assets	1,737	1,672
Interest expense on lease liabilities	793	835
Expense relating to short-term leases	94	70
Total cash outflow for leases	2,701	1,657
Additions to right-of-use assets during the period	592	536

The carrying amount of the right-of-use asset at the end of the reporting period is disclosed in note 7 Property, Plant & Equipment.

A maturity analysis of our lease liability is included in note 5 Financial Risk Management under (c) Liquidity risk. The total undiscounted commitment for lease agreements to which the Company had committed at December 31, 2022 amounts to € 18,646,000 (2021: € 20,509,000). This amount does not include potential commitments that may arise from contractual extension options, as the Company is not reasonably certain that any extension options will be exercised.

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

In January 2017, the Company entered into an agreement with LUMC, which gives us a world-wide, exclusive, royalty-bearing license in the field of Huntington’s disease, under certain patent rights of LUMC regarding antisense oligonucleotide based therapies. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to the HD program. This license is terminated per July 2023.

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

In September 2020, the Company entered into an agreement with Vico Therapeutics B.V., which gives us a world-wide, exclusive, royalty-bearing, sublicensable license in the field of the prophylactic and therapeutic use of antisense oligonucleotide for the treatment of Fuch’s Endothelial Corneal Dystrophy caused by a trinucleotide repeat, under certain patent rights of Vico Therapeutics B.V. In partial consideration of the rights and licenses granted by the license agreement, the Company is required to make annual maintenance payments. Unless terminated earlier in accordance with this the license agreement, the agreement will stay in effect until the expiration of all of the licensed patent rights. The license agreement may be terminated by either party in the event of an uncured breach by the breaching party. Vico Therapeutics B.V. may terminate the license agreement if the Company applies for an order or an order is made declaring the Company bankrupt or granting the Company suspension of payments, or a liquidator is appointed for the Company, or the Company is dissolved, liquidated, or ceases to carry on all or a substantial part of its business or a decision is taken to that effect, or in the event uncured payment defaults.

(c) Clinical support agreements

On February 9, 2018, the Company entered into an agreement with Foundation Fighting Blindness (‘FFB’), under which FFB has provided funding of $ 6.8 million (€ 6.3 million) to advance ultevursen into the clinic.

Pursuant to the terms of the agreement, we are obligated to make a one-time milestone payment to FFB of up to $ 33.8 million (€ 31.7 million), payable in four equal annual installments following the first commercial sale of ultevursen, the first of which is due within 60 days following the first commercial sale. We are also obligated to make a payment to FFB of $ 13.5 million (€ 12.7 million) if we transfer, sell or license ultevursen, or if we enter into a change of control transaction. However, the payment in the previous sentence may be set-off against the $ 33.8 million milestone payment.

Either FFB or we may terminate the agreement for cause, which includes our material failure to achieve certain commercialization and development milestones. Our payment obligations survive the termination of the agreement.

(d) Research and development commitments

The Company has research and development commitments, mainly with CRO’s, amounting to € 8,030,000 at December 31, 2022 (2021: € 27,884,000). Of these obligations an amount of € 5,526,000 is due in 2023, the remainder is due in 1 to 5 years.

27. Related-Party Transactions

Details of transactions between the Company and related parties are disclosed below.

(a) Compensation of the Supervisory Board

The remuneration of the supervisory board members in 2022 is set out in the table below:

	2022
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. Dinko Valerio	74	—	104	178
Mr. Antoine Papiernik	—	—	—	—
Ms. Alison F. Lawton	52	—	104	156
Mr. James Shannon	59	—	104	163
Mr. Bart Filius	49	—	104	153
	234	—	416	650

The remuneration of the supervisory board members in 2021 is set out in the table below:

	2021
	Short term	Post employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. Dinko Valerio	70	—	86	156
Mr. Antoine Papiernik	—	—	—	—
Ms. Alison F. Lawton	47	—	86	133
Mr. James Shannon	50	—	86	136
Mr. Bart Filius	44	—	80	124
Ms. Theresa Heggie*	29	—	77	106
	240	—	415	655

* Ms. Heggie stepped down from the supervisory board on October 1, 2021, in connection with her appointment as Chief Commercial Officer of the Company. The remuneration set forth for Ms. Heggie in the table above covers the period from January 1, 2021 to October 1, 2021.

In 2022 and 2021, Mr. Papiernik waived his compensation.

The 2020 remuneration is set out in the table below:

	2020
	Short term	Post employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. Dinko Valerio	—	—	123	123
Mr. Antoine Papiernik	—	—	—	—
Ms. Alison F. Lawton	34	—	123	157
Mr. James Shannon	45	—	125	170
Mr. Bart Filius	41	—	104	145
Ms. Theresa Heggie	36	—	99	135
	156	—	574	730

In 2020, Mr. Valerio and Mr. Papiernik waived their short-term benefits in support to the Company during the COVID-19 pandemic.

As at December 31, 2022:

●	Mr. Dinko Valerio holds 725,692 ordinary shares in the Company, as well as 170,356 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2022, Mr. Valerio was granted 23,931 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 8.10 per option. In 2021, Mr. Valerio was granted 23,239 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 4.20 per option. In 2020, Mr. Valerio was granted 24,615 under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of $ 9.91 per option. On September 12, 2017, Mr. Valerio provided a convertible loan to Amylon Therapeutics B.V. This loan was interest-bearing at an average rate of 8% per annum and was convertible into a variable number of ordinary shares at the option of the holder or the Company in case financing criteria were met. The unconverted loan became payable on demand after 24 months in equal quarterly terms. In 2022, Mr. Valerio waived his claim to repayment of this loan. In 2021, Mr. Valerio exercised options to acquire 32,272 ordinary shares.
●	Mr. Antoine Papiernik does not hold any shares or options in the Company. As a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, holder of 2,764,194 ordinary shares, Mr. Papiernik may be deemed to have share voting and investment power with respect to such shares.
●	Ms. Alison F. Lawton holds 183,176 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2022, Ms. Lawton was granted 23,931 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 8.10 per option. In 2021, Ms. Lawton was granted 23,239 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 4.20 per option. In 2020, Ms. Lawton was granted 24,615 under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of $ 9.91 per option.
●	Mr. James Shannon holds 61,538 ordinary shares in the Company and 179,436 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2022, Mr. Shannon was granted 23,931 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 8.10 per option. In 2021, Mr. Shannon was granted 23,239 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 4.20 per option. In 2020, Mr. Shannon was granted 24,615 under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of $ 9.91 per option.
●	Mr. Bart Filius holds 84,540 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2022, Mr. Filius was granted 23,931 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 8.10 per option. In 2021, Mr. Filius was granted 23,239 options under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of € 4.20 per option. In 2020, Mr. Filius was granted 24,615 under the Option Plan to acquire depositary receipts issued for ordinary shares at an exercise price of $ 9.91 per option.

(b) Compensation of key management

Our management board is supported by our officers, or senior management. Mr. Daniel de Boer and Mr. Rene Beukema are the statutory directors of the Company. The total remuneration of the management board and senior management in 2022 amounted to € 7,536,000 with the details set out in the table below:

	2022
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total

	(€ in thousands)
Mr. D.A. de Boer[1]	1,295	24	1,145	2,464
Mr. R.K. Beukema[1]	284	10	169	463
Management Board	1,579	34	1,314	2,927
Senior Management	3,980	123	506	4,609
	5,559	157	1,820	7,536
1	Short term employee benefits include bonuses for Mr. Daniel de Boer of € 791,000 and for Mr. Rene Beukema of € 84,000 based on goals realized in 2022. The remuneration set forth for Mr. Beukema in the table above covers the period from July 1, 2022 to December 31, 2022.

The total remuneration of the management board and senior management in 2021 amounted to € 8,128,000 with the details set out in the table below:

	2021
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total

	(€ in thousands)
Mr. D.A. de Boer[1]	733	10	1,472	2,215
Management Board	733	10	1,472	2,215
Senior Management	2,938	57	2,918	5,913
	3,671	67	4,390	8,128
1	Short term employee benefits include a bonus for Mr. Daniel de Boer of € 284,000 based on goals realized in 2021.

The total remuneration of the management board and senior management in 2020 amounted to € 7,693,000 with the details set out in the table below:

	2020
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total

	(€ in thousands)
Mr. D.A. de Boer[1]	689	10	1,925	2,624
Management Board	689	10	1,925	2,624
Senior Management	1,620	55	3,394	5,069
	2,309	65	5,319	7,693
1	Short term employee benefits include a bonus for Mr. Daniel de Boer of € 240,000 based on goals realized in 2020.

As at December 31, 2022:

●	Mr. Daniel de Boer holds 705,309 ordinary shares in the Company as well as 3,569,706 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2022, Mr. de Boer was awarded 1,650,051 options to acquire ordinary shares at an average exercise price of $ 0.76 per option. In 2021, Mr. de Boer was awarded 442,279 options at an exercise price of $ 4.20 per option. In 2020, Mr. de Boer was awarded 395,561 options at an exercise price of $ 9.91 per option. These options had a remaining weighted-average contractual life of 7.5 years as at December 31, 2022. At December 31, 2022, Mr. de Boer had not exercised any of the options that were awarded to him.
●	Mr. Rene Beukema holds 460,000 ordinary shares in the Company as well as 1,301,661 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2022, Mr. Beukema was awarded 1,000,000 options to acquire ordinary shares at an exercise price of $ 0.66 per option. These options had a remaining weighted-average contractual life of 8.4 years as at December 31, 2022. In 2022 and 2021, Mr. Beukema did not exercise any of the options that were awarded to him.

ProQR does not grant any loans, advance payments and guarantees to members of the Management and Supervisory Board.

(c) Transactions with Yarrow Biotechnology, Inc.

The Company’s transactions with its associate company Yarrow Biotechnology, Inc. are described in note 17.

28. Auditor fees

The fees for services provided by our external auditors, KPMG Accountants N.V. for the years ended December 31, 2022 and 2021 and Deloitte Accountants B.V. for the year ended December 31, 2020, are specified below for each of the financial years indicated:

	2022	2021	2020

	(€ in thousands)
Audit fees	512	419	487
Audit-related fees	32	64	24
Tax fees	—	—	—
All other fees	—	—	—
	544	483	511

Audit fees consist of aggregate fees for professional services provided in connection with the annual audit of our financial statements. Audit-related fees consist of procedures relating to share offerings, such as comfort letters, as well as consents and review of documents filed with the SEC.

29. Subsequent events

No significant events occurred after the balance sheet date.