Form 20-F
period 2023-12-31
ProQR Therapeutics N.V.
filed 2024-03-13
CIK 1612940

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Ordinary shares, nominal value € 0.04 per share: 81,354,592

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

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

☐ Yes   ⌧ No

Summary of the Material and Other Risks Associated with Our Business

Our business is subject to numerous material risks and uncertainties that you should be aware of in evaluating our business, including those described in Part I, Item 3.D: “Risk Factors” in this Annual Report on Form 20-F, or this Annual Report. These risks include, but are not limited to, the following:

●	We are a biopharmaceutical company with a history of losses. We expect to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability, which could result in a decline in the market value of our ordinary shares.
●	We will require additional capital to fund our operations and if we fail to obtain the necessary financing, we will not be able to complete the development and commercialization of our product candidates.
●	While we were founded in 2012, we announced our plans to refocus our business on our RNA editing platforms in 2022, and it may make it difficult to assess the future viability of our business and our strategy.
●	Our business depends in part on the success of our product candidates, which are currently in early phases of preclinical development. We cannot be certain that we will be able to successfully complete the clinical development of, obtain regulatory approval for, or successfully commercialize our product candidates.
●	We may not be able to file investigational new drug applications (“INDs”) or IND amendments or similar applications to commence clinical trials of our product candidates on the timelines we expect, and even if we are able to, the U.S. Food and Drug Administration (the “FDA”) or similar foreign regulatory authority may not permit us to proceed.
●	The regulatory approval processes of the FDA, the European Medicines Agency (the “EMA”) and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
●	Failures or delays in the commencement or completion of our preclinical studies or planned clinical trials of our product candidates could result in increased costs to us and could delay, prevent or limit our ability to generate revenue and continue our business.
●	Our RNA technologies are unproven in the disease indications for which they are being developed and tested and may not lead to the development of, or result in, marketable products.
●	Failure to obtain regulatory approval in jurisdictions outside the United States and the European Union would prevent our product candidates from being marketed in those jurisdictions.
●	If a collaborative partner terminates or fails to perform its obligations under an agreement with us, the commercialization of our product candidates, if approved, could be delayed or terminated.
●	Our development and commercialization strategy for our product candidates relies in part upon certain patent rights that we license from third parties, and termination of such license could have a materially adverse effect on our business, financial condition, results of operations and prospects.
●	We rely on third-party manufacturers and suppliers and we intend to rely on third parties to produce preclinical, clinical and commercial supplies of our product candidates.
●	If third parties on which we depend to conduct our preclinical- and clinical studies do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development programs could be delayed with materially adverse effects on our business, financial condition, results of operations and prospects.
●	Our collaboration partnerships with pharmaceutical companies are important to our business. If these companies do not successfully develop drugs pursuant to these agreements, our business could be adversely affected.
●	We license patent rights from third-party owners or licensees and if we fail to comply with our obligations in our intellectual property licenses, we could lose rights that are fundamental to our business.

●	Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
●	We or our licensors or any current or future collaborators or strategic partners may become subject to third party claims or litigation alleging infringement of patents or other proprietary rights or seeking to invalidate patents or other proprietary rights, and we may need to resort to litigation to protect or enforce our patents or other proprietary rights, all of which could be costly, time consuming, delay or prevent the development and commercialization of our product candidates, or put our patents and other proprietary rights at risk.
●	Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.
●	We face competition from entities that have developed or may develop product candidates for our target indications. If these companies develop technologies or product candidates more rapidly than we do or their technologies, including delivery technologies, are more effective, our ability to develop and successfully commercialize our product candidates may be adversely affected.
●	Even if we are able to commercialize any of our product candidates, the products may not receive coverage and adequate reimbursement from third-party payors, which could harm our business.
●	Any inability to attract and retain qualified key management and technical personnel would impair our ability to implement our business plan.
●	Members of our management board and supervisory board and our principal shareholders and their affiliates have significant control over our company, which will limit other stakeholders’ ability to influence corporate matters and could delay or prevent a change in corporate control.
●	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
●	Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company for U.S. federal income tax purposes.
●	The rights and responsibilities of our shareholders are governed by Dutch law and differ in some important respects from the rights and responsibilities of shareholders under U.S. law.

The material and other risks summarized above should be read together with the text of the full risk factors discussed in the section entitled “Risk Factors” and the other information set forth in this Annual Report, including our consolidated financial statements and the related notes, as well as in other documents that we file with the Securities and Exchange Commission (the “SEC”). If any such material and other risks and uncertainties occur, our business, prospects, financial condition and results of operations could be materially and adversely affected. The risks summarized above or described in full elsewhere in this Annual Report are not the only risks that we face. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial may also materially adversely affect our business, prospects, financial condition and results of operations.

From time to time, we may use our website or our LinkedIn profile at www.linkedin.com/company/proqr-therapeutics/ to distribute material information. Our financial and other material information is routinely posted to and accessible on the Investors & Media section of our website, available at www.ProQR.com. Investors are encouraged to review the Investors & Media section of our website because we may post material information on that site that is not otherwise disseminated by us. Information that is contained in and can be accessed through our website or our LinkedIn page is not incorporated into, and does not form a part of, this Annual Report on Form 20-F.

Introduction

This document contains information required for the Annual Report on Form 20-F for the year ended December 31, 2023, of ProQR Therapeutics N.V. (the “Annual Report”). Unless the context specifically indicates otherwise, references in this Annual Report to “ProQR Therapeutics N.V.”, “ProQR Therapeutics”, “ProQR”, “we”, “our”, “ours”, “us”, the “Company” and similar designations refer to ProQR Therapeutics N.V., a company organized under the laws of the Netherlands, and where appropriate, its consolidated subsidiaries.

IFRS Based Information

The audited financial statements as at December 31, 2023 and 2022, and for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Trademarks

We use various trademarks and tradenames, including without limitation “ProQR”, “Axiomer”, “Trident” and our corporate logo, that we use in connection with the operation of our business. Other trademarks, trade names or service marks of third parties referred to or incorporated by reference in this Annual Report are the property of their respective owners. Solely for convenience, the trademarks, trade names and service marks in this Annual Report may be referred to without the ®, ™ or SM symbols, but the omission of such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent permissible under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks, trade names and service marks to imply a relationship with, or endorsement or sponsorship of us, any other companies.

Cautionary Language Regarding Forward-looking Statements

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. The forward-looking statements are contained principally in Part I, Item 4.B “Business Overview,” Part I, Item 3.D. “Risk Factors,” and Part I, Item 5. “Operating and Financial Review and Prospects,” but are also contained elsewhere in this Annual Report. Forward-looking statements can be identified generally as those containing words as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” or the negative of these terms, or other comparable terminology intended to identify statements about the future, although not all forward-looking statements contain these identifying words. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe we have a reasonable basis for each forward-looking statement contained this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements, including in relation to the research and (pre-)clinical development of our RNA editing platforms or any of our pipeline programs, to be materially different from our expectations. These forward-looking statements include, without limitation, statements about the following:

●	the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners;
●	the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations (“CROs”) and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations;
●	our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer;
●	the potential for future data to alter initial and preliminary results of early-stage clinical trials;
●	the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs, and the ability to successfully submit the necessary applications or to obtain the necessary clearances;
●	the ability to secure, maintain and realize the intended benefits of collaborations with partners;
●	the possible impairment of, inability to obtain, and costs to obtain intellectual property rights;
●	possible safety or efficacy concerns that could emerge as new data are generated in research and development;
●	our ability to attract and retain key scientific and/or management personnel; our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates, if approved;
●	the accuracy of our estimates of our future revenue, expenses, capital requirements and needs for additional financing;
●	our estimates regarding the market opportunities for our current and future programs and any future product candidates;

●	the impact of global economic and political developments on our business, including rising inflation and capital market disruptions, economic sanctions and economic slowdowns or recessions that may result from such developments which could harm our research and development efforts as well as the value of our ordinary shares and our ability to access capital markets;
●	the impact on our operations and activities that may be slowed or halted by shortage and/or pressure on supply and logistics on the global market and/or the impact of health epidemics, pandemics and other widespread outbreaks of contagious diseases, such as the COVID-19 pandemic or the post-COVID environment;
●	general business, financial and accounting risks and risks related to litigation and disputes with third parties; and;
●	the other risks and uncertainties, including those listed under the caption “Risk Factors.”

In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are our expectations regarding risks and uncertainties related to the impact of the post-COVID environment on our business, geopolitical developments, operations, strategy, goals and anticipated milestones, including our ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, and our ability to obtain and maintain requisite regulatory approvals and to enroll patients in our planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings, our reliance on collaborations with third parties, estimating the commercial potential of our development programs and other risks indicated in the risk factors included in this report and other filings with the SEC.

Actual results could differ materially from our forward-looking statements due to a number of factors, including the risks set forth under the section “Risk Factors” and elsewhere in this Annual Report.

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

We are a biopharmaceutical company with a limited operating history, engaged in the discovery and development of RNA-based therapeutics with our proprietary RNA editing platforms technology which could be used to develop new product candidates across multiple therapeutic areas. Since our inception in February 2012, we have devoted a significant portion of our resources to the development of our product candidates in inherited retinal disorders, including sepofarsen for Leber Congenital Amaurosis (“LCA”), ultevursen for Usher syndrome, and QR-1123 for autosomal dominant retinitis pigmentosa. Past resources have also been expended for the development of QR-504a for Fuchs endothelial corneal dystrophy, and eluforsen for cystic fibrosis, for which we have ceased making investments, and QR-313 for epidermolysis bullosa, which we have spun off. In August 2022 we announced our strategy to exclusively focus our resources on the development of our RNA editing platforms. As a result, we have ended the clinical development of sepofarsen and ultevursen, which we have sold to Laboratoires Théa S.A.S. (“Théa”) in December 2023. We have also ended the development of QR-1123 and QR-504a, for which we are currently seeking a partner to develop these programs. However, there can be no assurance that we will secure a partnership for the development of any of these product candidates. We have had significant operating losses since our inception. Our net losses for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 were, € 27,735,000, € 64,204,000 and € 60,799,000, respectively. At December 31, 2023, we had an accumulated deficit of € 400,850,000. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Our RNA editing platforms are still in early stages of development and we are subject to the risks of failure inherent in the development of novel technologies and product candidates based on novel technologies.

To date, the only material income we have generated has been from the receipt of government research grants and collaboration agreements. Our ability to generate revenue from product sales depends upon our ability to successfully develop candidates with our RNA editing platforms, subsequently obtain regulatory approval for these candidates and successfully commercialize them and any other product candidates that we might develop, in-license or acquire in the future, enter into new collaboration agreements and generate milestone and royalty payments under existing or future collaboration agreements.

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

Our ability to generate revenue from our product candidates also depends on a number of additional factors, including our ability to:

●	successfully complete development activities, including the ongoing and planned preclinical and planned clinical studies for our product candidates;
●	complete and submit New Drug Applications (“NDAs”) to the U.S. Food and Drug Administration (“FDA”), Marketing Authorization Applications (“MAAs”) to the European Medicines Agency (“EMA”), and comparable applications to other regulatory authorities and obtain regulatory approval for indications for which there is a commercial market;
●	set a commercially viable price for any products for which we may receive approval;
●	obtain commercial quantities of our products at acceptable cost levels;
●	develop a commercial organization capable of sales, marketing and distribution for any product that we might intend to sell ourselves in the markets in which we have retained commercialization rights;
●	find suitable partners to help us market, sell and distribute our approved products that we do not intend to sell ourselves in one or more markets;
●	achieve acceptance among patients, clinicians and advocacy groups for any product we develop; and
●	obtain coverage and adequate reimbursement for our products from third parties, including government payors.

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

On February 9, 2018, we entered into an agreement with Foundation Fighting Blindness (“FFB”), under which FFB has provided funding of $ 6.8 million to advance ultevursen into the clinic. Pursuant to the terms of the agreement, we were obligated to make certain repayments to FFB subject to development milestones. In December 2023, upon the occurrence of the sale of ultevursen to Théa, these payables were settled by means of a lump-sum payment in the amount of EUR 1.13 million and a percentage of earn-out payments for milestones and sales to be received by us from Théa, ranging from 5-10% Even if we are able to generate revenues from the sale of any of our product candidates or receive royalties from of our collaboration partners, we may not become profitable and may need to obtain additional funding to continue operations. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce our operations, which could result in a decline in the market value of our ordinary shares.

We will require additional capital to fund our operations and if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts of cash to conduct further research and development, including with respect to our Axiomer and Trident platforms, and preclinical testing and clinical trials of our product candidates, to seek regulatory approvals for our product candidates and to launch and commercialize any product candidates for which we receive regulatory approval, including potentially building our own commercial organization to serve the United States, the European Union and certain other markets. As at December 31, 2023, we had €118,925,000 in cash and cash equivalents. Based on our current operating plans announced as part of our strategy update in August 2022, we believe that such existing cash and cash equivalents will be sufficient to fund our anticipated level of operations into mid-2026. However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with successful development of our RNA editing platforms and product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities relating to product candidates. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

●	the preclinical and clinical development plans we establish for our product candidates;
●	the number and characteristics of product candidates that we develop or may in-license;
●	the extent to which we in-license or acquire rights to other products, product candidates or technologies;
●	the number and characteristics of programs that we may pursue in our innovation unit, including the development of RNA editing platforms;
●	the achievement of milestones that trigger payments under our existing or future collaboration agreements;
●	our ability to establish collaboration arrangements for the development of our product candidates on favorable terms, if at all;

●	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable foreign regulatory authorities;
●	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;
●	the cost of defending any intellectual property disputes, including patent infringement actions brought by third parties against us or our product candidates;
●	the effect of competing technological and market developments;
●	the cost and timing of completion of commercial-scale outsourced manufacturing activities; and
●	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

We cannot be certain that additional funding will be available on acceptable terms, or at all. For instance, the trading prices for our ordinary shares and for other biopharmaceutical companies have been highly volatile. As a result, we may face difficulties raising capital through sales of our equity or debt securities or such sales may be on unfavorable terms. Similarly, adverse market or macroeconomic conditions or market volatility resulting from global economic developments, political unrest, high inflation, rising interest rates, the post-COVID environment, future public health epidemics or other factors, could materially and adversely affect our ability to consummate an equity or debt financing on favorable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates or one or more of our other research and development initiatives such as our RNA editing platforms. In order to raise additional capital, we may seek a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, existing ownership interests may be diluted and the terms of such financings may include liquidation or other preferences that adversely affect the rights of existing shareholders. We also could be required to seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be acceptable or relinquish or license on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves.

While we were founded in 2012, we announced our plans to refocus our business on our RNA editing platforms in 2022, and it may be difficult to assess the future viability of our business and our strategy.

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

We or third parties upon whom we depend may be adversely affected by natural disasters, geopolitical developments and/or global health pandemics, and our business, financial condition and results of operations could be adversely affected.

The occurrence of unforeseen or catastrophic events, including extreme weather events and other natural disasters, man-made disasters, or the emergence of epidemics or pandemics, or geopolitical events, depending on their scale, may cause different degrees of damage to the national and local economies, such as recessions, rising interest rates, inflation, fuel prices fluctuations, foreign currency fluctuations, international tariffs, boycotts, curtailment of trade and other business restrictions, and could cause a disruption in our operations and have a material adverse effect on our financial condition and results of operations. Man-made disasters, pandemics, and other events connected with the regions in which we operate could have similar effects. If a natural disaster, health pandemic, or other event beyond our control occurred that prevented us from using all or a significant portion of our office and/or lab spaces, damaged critical infrastructure, such as our manufacturing facilities or our manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations or supplies, it may be difficult for us to continue our business for a substantial period of time.

The effects of health epidemics, pandemics and other widespread outbreaks of contagious disease, such as the COVID-19 pandemic and the post-COVID environment, may materially and adversely affect our business and our financial results.

Significant outbreaks of contagious diseases and other adverse public health developments could have a material impact on our business operations and operating results. For instance, the COVID-19 pandemic and the post-COVID environment, including supply chain, labor market and other disruptions, as well as volatility in the global financial markets, in each case, driven by the pandemic, have affected and may further negatively impact segments of the global economy and our operations or the operations of our vendors, suppliers and business partners, including the third-party contract research organizations (“CROs”), clinical sites and other vendors that we rely upon to carry out our preclinical studies or planned clinical trials of our product candidates or the operations of our third-party manufacturers and other suppliers, which could result in delays or disruptions in the supply of our product candidates. The negative impact COVID-19 or the post-COVID environment has on patient enrollment, site staffing or treatment or the timing and execution of our clinical trials and preclinical studies has caused and could cause further delays to our clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our business and financial results. COVID-19 and the post-COVID environment have also caused volatility in the global financial markets, including inflationary headwinds, which may negatively affect our ability to raise additional capital on attractive terms or at all.

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

Increased attention to, and evolving expectations for, environmental, social, and governance (“ESG”) initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices, including practices associated with climate change. Expectations regarding voluntary ESG initiatives and disclosures may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to improve the ESG profile of the Company, such initiatives may be costly and may not have the desired effect. Moreover, we may not be able to successfully complete such initiatives due to factors that are within or outside of our control. Even if this is not the case, our actions may subsequently be determined to be insufficient by various stakeholders, and we may be subject to investor or regulator engagement on our ESG efforts, even if such initiatives are currently voluntary.

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees, which may adversely impact our operations.

In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. For example, the SEC has published propose rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. These and other changes in stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, our business partners may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

Risks Related to the Development and Regulatory Approval of our Product Candidates

Our business depends in part on the success of our product candidates. We cannot be certain that we will be able to successfully complete the clinical development of, obtain regulatory approval for, or successfully commercialize our product candidates.

Our business depends in part on our ability to develop, secure regulatory approval for and commercialize one or more product candidates, including any product candidates resulting from our initial pipeline programs using our Axiomer technology, including AX-0810 for Cholestatic Diseases targeting NTCP and AX-1412 for Cardiovascular Disease (“CVDs”) targeting B4GALT1. However, the development of drug candidates is lengthy, uncertain and expensive, and there can be no assurance that we will achieve such goals. For example, in the past, we have focused our efforts on the development of product candidates in our ophthalmology portfolio and, previously, for cystic fibrosis, none of which we are planning to continue developing at this time. In February 2022, we announced that top-line results from our Phase 2/3 pivotal trial of sepofarsen did not meet its primary endpoint.

In addition, as part of our strategy update in April 2022, we suspended the early phase clinical trials for our QR-1123 and QR-504a programs and suspended all other research activities related to our inherited retinal disease pipeline. In August 2022, we announced our strategy to shift our focus and resources exclusively to the development of our RNA editing platforms, ending the clinical development of sepofarsen and ultevursen and ultimately ending all activity related to the broader ophthalmology portfolio. In December 2023, we have sold the assets sepofarsen and ultevursen to Théa, which Théa will further develop.

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

In addition, if Théa or a third party collaborator resumes or were to resume the advancement of sepofarsen, ultevursen, QR-1123 or QR-504a, or commence new clinical programs of our product candidates in the future, the successful clinical development, regulatory approval and commercialization of any of these product candidates would require additional or new preclinical and clinical testing and substantial additional or new clinical development and regulatory approval efforts before we are permitted to commence their commercialization, if ever. It would be several years before a pivotal trial could be completed for any of such other product candidates, if ever.

We may not be able to file INDs or IND amendments or similar applications to commence clinical trials of our product candidates on the timelines we expect, and even if we are able to, the FDA or similar foreign regulatory authority may not permit us to proceed.

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

In addition to developing our own pipeline of product candidates, we also conduct drug discovery activities for or with collaborators who are also engaged in drug discovery and development, which could include pre-commercial biotechnology companies and large pharmaceutical companies. Under these collaborations, we might provide the benefit of our drug discovery platforms and platform experts who identify molecules that have activity against one or more specified targets, among other resources. In consideration, we have received, and might receive in the future, (i) equity investments; (ii) upfront fees; and/or (iii) the right to receive option fees, cash milestone payments upon the achievement of specified development, regulatory, or commercial sales milestones for the drug discovery targets, and potential royalties. Our ability to receive fees and payments and realize returns from our drug discovery collaborations in a timely manner, or at all, is subject to a number of risks, including but not limited to the following:

●	our collaborators may incur unanticipated costs or experience delays in completing, or may be unable to complete, the development and commercialization of any drug candidates;
●	collaborators have significant discretion in determining the amount and timing of efforts and resources that they will apply to our collaborations and may not perform their obligations as expected;
●	collaborators may decide not to pursue development or commercialization of drug candidates for various reasons, including results of clinical trials or other studies, changes in the collaborator’s strategic focus or available funding, their desire to develop products that compete directly or indirectly with our drug candidates, or external factors (such as an acquisition or industry slowdown) that divert resources or create competing priorities;
●	existing collaborators and potential future collaborators may begin to perceive us to be a competitor more generally, particularly as we advance our internal drug discovery programs, and therefore may be unwilling to continue existing collaborations, or enter into new collaborations, with us;

●	a collaborator may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution, or marketing of a drug candidate or product;
●	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;
●	disagreements with collaborators, including disagreements over intellectual property or proprietary rights, contract interpretation, or the preferred course of development, might cause delays or terminations of the research, development, or commercialization of drug candidates, or might result in litigation or arbitration;
●	collaborators may not properly obtain, maintain, enforce, defend, or protect our or their intellectual property or proprietary rights, or they may use our proprietary information in such a way as to potentially lead to disputes or legal proceedings that could jeopardize or invalidate our or their intellectual property or proprietary rights;
●	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;
●	collaborators may infringe, misappropriate, or otherwise violate the intellectual property or proprietary rights of third parties, which may expose us to litigation and potential liability; and
●	drug discovery collaborations may be terminated prior to our receipt of any significant value.

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

Successful completion of preclinical studies and clinical trials is a prerequisite to submitting an NDA to the FDA or an MAA to the EMA and, consequently, the ultimate approval and commercial marketing of our product candidates. Clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. A product candidate can unexpectedly fail at any stage of clinical development. The historical failure rate for product candidates is high due to scientific feasibility, safety, efficacy, changing standards of medical care and other variables. We do not know whether our future clinical trials will begin or be completed on schedule, if at all, as the commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including, among others:

●	delays in reaching or failing to reach agreement on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	inadequate quantity or quality of a product candidate or other materials necessary to conduct clinical trials;
●	difficulties obtaining Institutional Review Board (“IRB”) or ethics committee approval to conduct a clinical trial at a prospective site or sites, or institutional biosafety committee (“IBC”) approval, if applicable;
●	challenges in recruiting and enrolling patients to participate in clinical trials, including the size and nature of the patient population, the proximity of patients to clinical sites, eligibility criteria for the clinical trial, the nature of the clinical trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;
●	severe or unexpected drug-related side effects experienced by patients in our clinical trials or by individuals using drugs similar to our product candidates;
●	reports from preclinical or clinical testing of other RNA therapies that raise safety or efficacy concerns;

●	difficulties retaining patients who have enrolled in a clinical trial but may be prone to withdraw due to lack of efficacy, side effects, personal reasons or loss of interest; or
●	force majeure events, such as the COVID-19 pandemic and the post-COVID environment.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the EMA, the IRBs at the sites where the IRBs are overseeing a clinical trial, upon recommendation of a data safety monitoring board (“DSMB”) overseeing the clinical trial at issue, or by other regulatory authorities due to a number of factors, including, among others:

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

Additionally, some of our clinical trials have utilized and may in the future utilize an “open-label” trial design. An open-label clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a patient bias where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Moreover, patients selected for early clinical studies often include the most severe sufferers and their symptoms may have been bound to improve notwithstanding the new treatment. In addition, open-label clinical trials may be subject to an investigator bias where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates when studied in a controlled environment with a placebo or active control.

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

While there are a number of approved therapies based on the oligonucleotide modality, there are no approved therapies based on the editing technology underlying our novel editing mechanism which uses Adenosine Deaminase Acting on RNA (“ADAR”). This may increase the complexity, uncertainty and length of the regulatory approval process for our product candidates. Neither we nor any future collaborator may receive approval to market and commercialize any product candidate. Even if we or a collaborator were to obtain regulatory approval, the approval may be for disease indications or patient populations that are not as broad as we intended or may require labeling that includes significant use or distribution restrictions or safety warnings. We or a collaborator may be required to perform additional or unanticipated clinical trials to obtain approval or be subject to post-marketing testing requirements to maintain regulatory approval. If our RNA technology proves to be ineffective, unsafe or commercially unviable, our entire platforms and pipeline would have little, if any, value, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to obtain regulatory approval in jurisdictions outside the United States and the European Union would prevent our product candidates from being marketed in those jurisdictions.

In order to market and sell our products in jurisdictions other than the United States and the European Union, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The regulatory approval process outside the United States and the European Union generally includes all of the risks associated with obtaining FDA and EMA approval, but can involve additional testing. We may need to partner with third parties in order to obtain approvals outside the United States and the European Union. In addition, in many countries worldwide, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States and the European Union on a timely basis, if at all. Even if we were to receive approval in the United States or the European Union, approval by the FDA or the EMA does not ensure approval by regulatory authorities in other countries or jurisdictions. Similarly, approval by one regulatory authority outside the United States and the European Union would not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA or the EMA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market. If we are unable to obtain approval of our product candidates by regulatory authorities in other foreign jurisdictions, the commercial prospects of those product candidates may be significantly diminished, and our business prospects could decline.

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

We may seek designation for our Axiomer and Trident RNA editing platforms as designated platform technologies, but we might not receive such designation, and even if we do, such designation may not lead to a faster development, regulatory review or approval process.

We may seek designation for our Axiomer and Trident RNA editing platforms as designated platform technologies. Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), a platform technology incorporated within or utilized by a drug or biological product is eligible for designation as a designated platform technology if (1) the platform technology is incorporated in, or utilized by, a drug approved under an NDA or BLA; (2) preliminary evidence submitted by the sponsor of the approved or licensed drug, or a sponsor that has been granted a right of reference to data submitted in the application for such drug, demonstrates that the platform technology has the potential to be incorporated in, or utilized by, more than one drug without an adverse effect on quality, manufacturing, or safety; and (3) data or information submitted by the applicable person indicates that incorporation or utilization of the platform technology has a reasonable likelihood to bring significant efficiencies to the drug development or manufacturing process and to the review process. A sponsor may request the FDA to designate a platform technology as a designated platform technology concurrently with, or at any time after, submission of an IND for a drug that incorporates or utilizes the platform technology that is the subject of the request. If so designated, the FDA may expedite the development and review of any subsequent original NDA or BLA for a drug that uses or incorporates the platform technology. Even if we believe our Axiomer and Trident platforms meet the criteria for such designation, the FDA may disagree and instead determine not to grant such designation. In addition, the receipt of such designation for a platform technology does not ensure that a drug will be developed more quickly, be reviewed by the FDA faster, or receive FDA approval. Moreover, the FDA may revoke a designation if the FDA determines that a designated platform technology no longer meets the criteria for such designation.

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

We are party to, and we may from time to time in the future pursue, collaborative arrangements for the development and commercialization of product candidates, if approved. We have executed and continue to consider strategic alternatives that include spinouts, out-licensing or collaborative partnerships to develop and commercialize our RNA technologies, including our Axiomer program, or programs. For example, in 2021, we entered into a licensing and research collaboration agreement with Eli Lilly and Company (“Lilly”), as amended in 2022, which expanded our collaboration, focused on the discovery, development, and commercialization of potential new medicines primarily in the peripheral nervous system and central nervous system and metabolic diseases. If any of our collaborative partners in future collaborative arrangements for the commercialization of product candidates or similar arrangements does not devote sufficient time and resources to the collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially adversely affected. In addition, if any such collaboration partner were to breach or terminate its arrangements with us, the commercialization of our product candidates could be delayed, curtailed or terminated.

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

For sepofarsen and ultevursen, we will depend on Théa to develop and conduct clinical trials with, obtain regulatory approvals for, and if approved, market and sell these product candidates. We may also pursue similar relationships with other development and commercialization collaborators for additional product candidates in the future or expand the reach with current collaborators. If such collaborators fail to perform as expected, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be harmed.

For certain product candidates, we depend, or will depend, on our development and commercial collaborators to develop, conduct clinical trials of, and, if approved, commercialize product candidates.

Our current collaborations and any future collaborations that we enter into are subject to numerous risks, including:

●	collaborators have significant discretion in determining the efforts and resources that they will apply to the collaborations;

●	collaborators may not perform their obligations as expected or fail to fulfill their responsibilities in a timely manner, or at all;

●	collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on preclinical studies or clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

●	collaborators may delay preclinical studies or clinical trials, provide insufficient funding for clinical trials, stop a preclinical study or clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

●	we may not have access to, or may be restricted from disclosing, certain information regarding product candidates being developed or commercialized under a collaboration and, consequently, may have limited ability to inform our shareholders about the status of such product candidates;

●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

●	the collaborations may not result in product candidates to develop and/or preclinical studies or clinical trials conducted as part of the collaborations may not be successful;

●	product candidates developed with collaborators may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to stop commercialization of our product candidates;

●	a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product candidate; and

●	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation.

In addition, certain collaboration and commercialization agreements provide our collaborators with rights to terminate such agreements, which rights may or may not be subject to conditions, and which rights, if exercised, would adversely affect our product development efforts and could make it difficult for us to attract new collaborators. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidates or products; we would likely be required to seek additional financing to fund further development or identify alternative strategic collaborations; our potential to generate future revenue from royalties and milestone payments from such product candidates or products would be significantly reduced, delayed or eliminated; and it could have an adverse effect on our business and future growth prospects. Our rights to recover tangible and intangible assets and intellectual property rights needed to advance a product candidate or product after termination of a collaboration may be limited by contract, and we may not be able to advance a program post-termination.

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

We rely on CROs and consultants to design, conduct, supervise and monitor preclinical studies for our product candidates and expect to rely on CROs, clinical data management organizations, institutions, and clinical investigators for the conduct of our future clinical trials. We and our CROs are required to comply with various regulations, including Good Laboratory Practices (“GLP”) and Good Clinical Practices (“GCP”) which are enforced by the FDA, and guidelines of the Competent Authorities of the Member States of the European Economic Area (“EEA”) and comparable foreign regulatory authorities to ensure that the health, safety and rights of patients are protected in clinical development, and that study data integrity is assured. Regulatory authorities ensure compliance with these requirements through periodic inspections of study sponsors, principal investigators and study sites. If we or any of our investigators or CROs fail to comply with applicable requirements, the data generated in our studies may be deemed unreliable and the FDA, the EMA or other comparable foreign regulatory authorities may require us to perform additional studies. We cannot be certain that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our studies comply with such requirements.

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

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. As a biopharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. Restrictions under applicable federal and state healthcare laws and regulations that may affect our ability to operate include the following:

●	the U.S. federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. The term remuneration has been interpreted broadly to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback statute is violated. Violations are subject to significant civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, a claim submitted for payment to any federal healthcare program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between biopharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other;
●	federal civil and criminal false claims laws, including the FCA and civil monetary penalty laws, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement or record to avoid, decrease or conceal an obligation to pay money to the federal government. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery or settlement. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

●	the U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, and also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements or using or making any false or fraudulent document in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA fraud provisions without actual knowledge of the statute or specific intent to violate it;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information on certain covered healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their respective “business associates”, being those independent contractors or agents of covered entities that create, receive, maintain, transmit or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;
●	the U.S. Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies to report annually to the Department of Health and Human Services (“HHS”) information related to direct or indirect payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other licensed healthcare professionals (such as physician assistants, nurse practitioners, and others), and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members;
●	federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;
●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and
●	analogous state, local and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payors, including private insurers. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and certain other healthcare providers or marketing expenditures. Additionally, state and foreign laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The distribution of biopharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of biopharmaceutical products.

Comparable laws and regulations exist in the countries within the EEA and other countries where we may market our products in the future, including without limitation the United Kingdom, Canada and Brazil. Although in the EEA such laws are partially based upon European Union law, they may vary from country to country. Both healthcare and industry specific, as well as general EU and national laws, regulations and industry codes constrain, for example, our interactions with government officials and healthcare practitioners, and the handling of healthcare data. Non-compliance with any of these laws or regulations could lead to criminal or civil liability.

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

Under the amended and restated research and collaboration agreement which we entered into with Lilly in December 2022, Lilly has been granted certain exclusive and non-exclusive rights to our Axiomer platform IP to exploit compounds and develop and commercialize products based on this platform. Should Lilly decide not to pursue or be unable to pursue the further development and subsequent commercialization, we would not be able to receive milestone payments or royalty revenues associated with this partnership, which could have a substantial impact on our revenue.

We may not succeed in finding and entering into one or more strategic partnerships for our ophthalmology assets QR-504 and QR-1123 on the terms that are attractive to us or at all.

As part of our strategy to focus our efforts on developing our RNA editing platforms, and in addition to having sold the assets sepofarsen and ultevursen in December 2023, we intend to seek one or more third parties to collaborate with respect to the development of our remaining ophthalmology assets, or otherwise sell or transfer such assets in order to generate near-term value. These strategic transactions may be structured in a variety of ways, including receipt of upfront payments, license fees, milestone payments and downstream royalties. However, there can be no assurance that we will be able to identify such a strategic partner or enter into such a transaction with them, or to otherwise sell or transfer our remaining ophthalmology assets. If we fail to do so, we would not receive any such payments related to these assets or otherwise derive any near-term value from them. Even if we are successful in finding a partner for these assets, it is uncertain if such partner will be able to conduct clinical trials meeting its clinical endpoints, obtain regulatory approval and market access in relevant countries. If the partner does not succeed in commercializing the products, we would not receive net sales royalties on such product.

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

We are party to licenses to third-party intellectual property for certain product candidates that we are seeking third party partners to continue their development. For adRP, we had a world-wide exclusive license to patent rights owned by Ionis Pharmaceuticals, Inc. for the commercial use of gapmers that target mutated Rhodopsin (P23H) mRNA, which has been terminated effective January 2024. For Fuchs Endothelial Corneal Dystrophy, we have a world-wide exclusive sublicensable and royalty-bearing license to patent rights owned by Vico Therapeutics B.V. for the prophylactic and therapeutic use of antisense oligonucleotides for the treatment of FECD.

Our licensing arrangements impose diligence, development, regulatory and commercialization milestones, and royalty, insurance and other obligations on us. If we fail to comply with these obligations, including with respect to programs that are part of the current ophthalmology portfolio that we have suspended as part of the strategy update announced in August 2022, licensors may seek to and have the right to terminate these agreements, which may hamper our ability to find a strategic partner for these programs or may lead to other adverse consequences or payment obligations under the agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement, which would in turn affect our ability to find a strategic partner.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the United States Patent and Trademark Office (“U.S. PTO”) the European Patent Office (“EPO”) and other foreign patent agencies in several stages over the lifetime of the patent. The U.S. PTO, EPO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be rectified by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.

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

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (“CMS”), an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Moreover, reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain European countries. Factors payors consider in determining reimbursement are based on whether the product is: (i) a covered benefit under its health plan; (ii) safe, effective and medically necessary; (iii) appropriate for the specific patient; (iv) cost-effective; and (v) neither experimental nor investigational.

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

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could impact our ability to sell our product candidates profitably, if approved.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Medicare Modernization Act”) established the Medicare Part D program and provided authority for limiting the number of drugs that will be covered in any therapeutic class thereunder. The Medicare Modernization Act, including its cost reduction initiatives, could decrease the coverage and reimbursement rate that we or a collaborator receive for any of our approved products. Furthermore, private payors often follow Medicare coverage policies and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

In March 2010, the Affordable Care Act (“ACA”) was enacted, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. biopharmaceutical industry. The ACA imposes a significant annual fee on companies that manufacture or import branded prescription drug products. It also contains substantial new provisions intended to broaden access to health insurance, reduce or constrain the growth of health care spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, and impose additional health policy reforms, any of which could negatively impact our business. Among other things, it subjects biological products to potential competition by lower-cost biosimilars, expands the types of entities eligible for the 340B drug discount program, introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. The ACA is likely to continue the downward pressure on pharmaceutical and medical device pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, including efforts to repeal or replace the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA.

In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the ACA was enacted. For example:

●	The U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. The reductions remain in effect through 2031.
●	The U.S. American Taxpayer Relief Act of 2012 among other things, further reduced Medicare payments to several types of providers.
●	The American Rescue Plan Act of 2021 eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024.
●	Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation.

These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

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

Further, the government has issued regulations and guidance for states to build and submit importation plans for drugs from outside the United States, pursuant to section 804 of the MMA. CMS has stated that drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If further implemented, importation of drugs from Canada could materially and adversely affect the price we receive for any of our product candidates.

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

In addition, the Inflation Reduction Act of 2022 (“IRA”) includes several provisions that will impact our business to varying degrees, including provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $ 2,000 starting in 2025; impose new manufacturer financial liability on certain drugs in Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the Medicare drug price negotiation program. The effects of the IRA on our business and the healthcare industry in general are not yet known.

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

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010 (“Bribery Act”), the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws that apply in countries where we do business and may do business in the future. The Bribery Act, the FCPA and other similar laws generally prohibit us, our officers, and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. If we were to pursue sales, marketing or distribution activities in the future, we may operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

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

The FDA, the competent authorities of the EU Member States and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products if approved. In particular, a product may not be promoted for uses that are not approved by the FDA, the EMA or other similar regulatory agencies as reflected in the product’s approved labeling. If we receive marketing approval for our product candidates, physicians may nevertheless prescribe them to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability.

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

Further changes in the tax laws of the jurisdictions in which we operate could arise as a result of the base erosion and profit shifting (“BEPS”) project being undertaken by the Organisation for Economic Co-operation and Development (“OECD”). The OECD, which represents a coalition of member countries that encompass certain of the jurisdictions in which we operate or in which we could choose to set up operations in the future, is undertaking studies and publishing action plans that include recommendations aimed at addressing what they believe are issues within tax systems that may lead to tax avoidance by companies. It is possible that the jurisdictions in which we do business could react to the BEPS initiative or their own concerns by enacting tax legislation that could adversely affect us or our shareholders through increasing our tax liabilities.

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

Our success largely depends on the continued service of key management and other specialized personnel. The loss of one or more members of our management board or other key employees or advisors could delay our research and development programs and materially harm our business, financial condition, results of operations and prospects. The relationships that our key managers have cultivated within our industry make us particularly dependent upon their continued employment with us. Moreover, we are dependent on the continued service of our technical personnel because of the highly technical nature of our product candidates and technologies and the specialized nature of the regulatory approval process. Because our management board and key employees are not obligated to provide us with continued service, they could terminate their employment or services with us at any time without penalty, subject to providing any required advance notice. Our future success will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. It is noteworthy that for 2023 and onwards, given the increased and exclusive focus on the RNA editing technology platform, the fact that we seek to hire and attract personnel in narrower field puts a higher risk factor on our ability to attract personnel. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.

We will need to maintain a good relationship with our employees to maintain our operations. A deterioration in our relationships with our employees could have an adverse impact on our business.

In April and August 2022, we announced an update on our company’s strategy that included a reduction in force totaling approximately 50% of our workforce. Our decision to engage in this reduction resulted from an assessment of our internal resources needs in light of our updated business strategy. This reduction represented a cost-cutting measure across the organization designed to extend our cash runway and to focus our development efforts exclusively on our RNA editing technology platforms. These actions, concluded in March 2023, have caused substantial uncertainty as to job security for the rest of our employees and could damage employee morale across our organization, harm our recruiting and retention efforts and may distract the attention of our company and management from executing on our business strategy. Maintaining good relationships with our employees and operating effectively and efficiently across our organization are crucial to our operations and our success. If we are unable to successfully maintain such relationships or manage the uncertainty as a result of the reduction in the number of our residual workforce, and the complexity of operations, our business may be adversely affected.

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

We are subject to a number of laws and regulations relating to privacy and data protection, including, in relation to the European Union, the General Data Protection Regulation (EU) 2016/679 (the “EU GDPR”) and, following the United Kingdom's (“UK”) withdrawal from the EU, the EU GDPR as incorporated into UK laws (“UK GDPR” and together with the EU GDPR, “GDPR”). As the regulatory focus on privacy issues continues to increase and worldwide laws and regulations concerning the handling of personal data expand and become more complex (including in relation to privacy, the use of artificial intelligence, the operation of digital platforms, and provision of digital services), we expect that potential risks related to data collection and use within the business may intensify. In addition, new laws or regulations governing privacy, security, the use of artificial intelligence, the provision of digital services, and data protection may be introduced which could apply in future. The nature and extent of such additions and changes in data protection laws or regulations, and the application to, or impact they may have on, the Company, is uncertain.

The data protection laws applicable to us impact our ability to collect, augment, analyze, use, transfer and share personal data. For example, the GDPR, among other obligations and requirements: (i) imposes requirements relating to having a legal basis or condition for processing personal data and, where applicable, how an organization can collect and rely upon consent obtained from an individual to process their personal data; (ii) imposes obligations in relation to the provision of information to individuals relating to the processing of their personal data; (iii) requires organizations to notify personal data breaches to competent data protection authorities and/or individuals; (iv) imposes additional requirements in relation to the processing of certain categories of data (i.e. “sensitive information” or special category data), which includes health data, data revealing racial or ethnic origin, and genetic data; (v) requiring data protection impact assessments for high risk processing; and (vi) taking certain measures when engaging third-party processors. The GDPR also grants individuals certain rights, subject to certain limitations, including the rights to request and access a copy of the personal data processed by an organization, to have inaccurate personal data rectified or completed if incomplete, to object to or restrict the processing of their personal data, and to request deletion of personal data.

Regulators can impose significant monetary fines for violations of laws and regulations relating to privacy and data protection. For example, non-compliance with certain obligations under the GDPR may result in monetary penalties of up to, the greater of, 4 per cent of the Company’s worldwide turnover in the preceding financial year, or €20 million (£17.5 million in the UK), whichever is higher. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. The GDPR, and other changes in laws or regulations associated with the enhanced protection of personal data, mean that the size of potential fines related to data protection and our costs of providing products and services, could result in changes to our business practices, and could prevent us from offering certain services in jurisdictions in which we operate. Although we have implemented contracts, policies and procedures designed to ensure compliance with applicable laws and regulations, there can be no assurance that our employees, contractors, partners, service providers or agents will not violate such laws and regulations or our contracts, policies and procedures. Additionally, public perception and standards related to the privacy of personal data can shift rapidly, in ways that may affect our reputation, the regulators’ approaches to enforcement of existing laws, or influence regulators to enact regulations and laws that may limit our ability to handle personal data or provide certain products and services.

The GDPR, and other applicable data protection laws, also impose restrictions in relation to the international transfer of personal data. For example, in order to transfer data outside of the European Economic Area to a non-adequate country, the GDPR requires us to enter into an appropriate transfer mechanism, and may require us to take additional steps to ensure an essentially equivalent level of data protection. The European Commission has issued standard contractual clauses for data transfers from controllers or processors in the EU (or otherwise subject to the GDPR) to controllers or processors established outside the EU. The new standard contractual clauses require exporters to assess the risk of a data transfer on a case-by-case basis, including an analysis of the laws in the destination country. The UK is not subject to the European Commission’s new standard contractual clauses but has published a UK-specific transfer mechanism, which enables transfers from the UK. The UK-specific mechanism, the “International Data Transfer Agreement”, requires a similar risk assessment of the transfer as the standard contractual clauses. Further, the EU and United States have adopted its adequacy decision for the EU-U.S. Data Privacy Framework ("Framework"), which entered into force on July 11, 2023. This Framework provides that the protection of personal data transferred between the EU and the United States is comparable to that offered in the EU. This provides a further avenue to ensuring transfers to the United States are carried out in line with GDPR. There has been an extension to the Framework to cover UK transfers to the United States. The Framework could be challenged like its predecessor frameworks. Implementing new or revised transfer mechanisms or ensuring an essentially equivalent protection may involve additional expense and potentially increased compliance risk. In the event a legislator, government, regulator or court imposes additional restrictions on international transfers, there may be operational interruption in the performance of services for customers and internal processing of employee information. Such restrictions may also increase our obligations in relation to carrying out international transfers of personal data, and incur additional expense and increased regulatory liabilities.

Our failure to comply with U.S. data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

There are numerous laws and legislative and regulatory initiatives at the U.S. federal and state levels as well addressing privacy and security concerns, and some state privacy laws apply more broadly than HIPAA and associated regulations. For example, the California Consumer Privacy Act (“CCPA”), creates individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal information about residents of California. The CCPA requires covered companies to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information. The CCPA went into effect on January 1, 2020, and became enforceable by the California Attorney General on July 1, 2020. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. While there is currently an exception for protected health information that is subject to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and clinical trial regulations, as currently written, the CCPA may impact our business activities. There continues to be uncertainty surrounding the enforcement and implementation of the CCPA, exemplifying the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information.

Further, as of January 1, 2023, the California Privacy Rights Act (“CPRA”), amended the CCPA and created additional obligations with respect to processing and storing personal information and sensitive personal information. The effects of the CCPA (as modified by the CPRA) are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

Similar consumer privacy laws have passed or come into force in more than a dozen U.S. states. Like the CCPA, these laws grant consumers rights in relation to their personal information and impose new obligations on regulated businesses, including, in some instances, broader data security requirements. In addition, federal and state legislators and regulators have signaled their intention to further regulate health and other sensitive information, and new and strengthened requirements relating to this information could impact our business. At the state level, some states have passed or proposed laws to specifically regulate health information. For example, Washington’s My Health My Data Act, which comes into force in March 2024, requires regulated entities to obtain consent to collect health information, grants consumers certain rights, including to request deletion, and provides for robust enforcement mechanisms, including enforcement by the Washington state attorney-general and a private right of action for consumer claims. At the federal level, the FTC has used its authority over “unfair or deceptive acts or practices” to impose stringent requirements on the collection and disclosure of sensitive categories of personal information, including health information. Moreover, the FTC’s expanded interpretation of a “breach” under its Health Breach Notification Rule could impose new disclosure obligations that would apply in the event of a qualifying breach.

We are increasingly dependent on information technology systems, and our systems and infrastructure face certain risks, including from cyber security breaches and data leakage, which in turn could lead to a determination that we have failed to comply with GDPR, resulting in a fine or regulatory enforcement action.

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

The increasing use and evolution of technology, including cloud-based computing, and reliance on third parties creates additional opportunities for the unintentional, intentional and/or unauthorized exposure, dissemination, misuse, and/or destruction of confidential information stored in our technology systems, infrastructure, and products. Our computer systems, servers, and other technology systems (and those of third parties that we use) are vulnerable to breakdown, interruption, cyber and other security attacks, system malfunction, unauthorized access, misuse, and other events. Security threats, including cyber and other attacks are becoming increasingly sophisticated, frequent, and adaptive. For example, in February 2021 we have experienced an incident in which personnel information was inadvertently made available to company employees broadly. In response, we made the required reports to regulatory authorities and took remedial measures to secure such information systems from unauthorized and unintentional access. Any such vulnerability could compromise our technology systems and infrastructure and could expose personal and/or proprietary information (including sensitive personal information) to unauthorized third parties and/or cause permanent loss of such data. While we have invested in the protection of data and information technology, there can be no assurance that our efforts will prevent or adequately address breakdowns, breaches in our systems compromises or other incidents or ensure compliance with all applicable security and privacy laws, regulations and standards, including with respect to third-party service providers that utilize sensitive personal information, including protected health information on our behalf. We could also suffer strained relationships, increased costs (for security measures, remediation or otherwise), litigation (including class actions and stockholder derivative actions) or other negative consequences (including a decline in stock price) from breaches, cyber and other security attacks, industrial espionage, ransomware, email or phishing scams, malware or other cyber incidents, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers or other business partners. Some cyber security incidents may be very difficult to prevent or adequately address.

Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs, a determination that we have failed to comply with GDPR, resulting in a fine, and adversely affect our business.

Despite the implementation of security measures, our information technology and other internal infrastructure systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, cyberattacks and unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. The risk of cyber incidents could also be increased by cyberwarfare in connection with the ongoing conflict between Russia and Ukraine and the conflict in Israel, including potential proliferation of malware into systems unrelated to such conflicts. A significant disruption in the availability of our information technology and other internal infrastructure systems could cause interruptions in our collaborations with our partners and delays in our research and development work. For instance, the loss of preclinical or clinical data involving our product candidates could result in delays in our development and regulatory filing efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture our product candidates and will rely on third parties to conduct future clinical trials, and similar events relating to their computer systems could also have similar consequences to our business. To the extent that any disruption or security breach were to result in unauthorized disclosure of, or access to, or accidental or unlawful loss, destruction, alteration of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability, including fines for failure to comply with GDPR (to the extent the data contained personal data), and the development of our product candidates could be delayed.

The use of new and evolving technologies, such as artificial intelligence (“AI”), in our offerings may present risks and challenges that can impact our business including by posing security risks to our confidential information, proprietary information, and personal data.

We continue to build and integrate AI into our offerings, and this innovation presents risks and challenges that could affect its adoption, and therefore our business. The use of certain artificial intelligence technology can give rise to intellectual property risks, including compromises to proprietary intellectual property and intellectual property infringement. Additionally, we expect to see increasing government and supranational regulation related to artificial intelligence use and ethics, which may also significantly increase the burden and cost of research, development and compliance in this area. For example, the EU’s Artificial Intelligence Act (“AI Act”) — the world’s first comprehensive AI law — is anticipated to enter into force in 2024 and, with some exceptions, become effective 24 months thereafter. This legislation imposes significant obligations on providers and deployers of high-risk artificial intelligence systems, and encourages providers and deployers of artificial intelligence systems to account for EU ethical principles in their development and use of these systems. If we develop or deploy AI systems that are governed by the AI Act, we may be required to adopt higher standards of data quality, transparency, and human oversight, and adhere to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. The rapid evolution of AI will require the application of significant resources to design, develop, test and maintain our products and services to help ensure that AI is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. Our vendors may in turn incorporate AI tools into their own offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information, and adversely impact our business.

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

We face significant operational risks as a result of doing business internationally, such as:

●	fluctuations in foreign currency exchange rates; potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;
●	potential changes to relevant accounting standards, which may impact our reported financial situation and results;
●	being subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
●	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;
●	difficulties in attracting and retaining qualified personnel due to the location of our operations;
●	restrictions imposed by local labor practices and laws of jurisdictions where we have employees on our business and operations, including unilateral cancellation or modification of contracts;
●	rapid changes in global government, adverse market or macroeconomic conditions or market volatility resulting from global economic developments, political or civil unrest or instability, including due to war, international hostilities or terrorism (such as the ongoing conflict between Russia and Ukraine and the conflict in Israel), high inflation, the post-COVID environment or future health epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and
●	tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

If we were to experience any of the difficulties listed above, or any other difficulties, our international development activities and our overall financial condition may suffer and cause it to reduce or discontinue our international operations and market approval efforts.

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

As at December 31, 2023, we had € 118,925,000 in cash and cash equivalents. To date, our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of twelve months or less. Savings and deposit accounts generate small amounts of interest income, if any. In 2021 and 2022, some of our euro savings accounts required us to incur small amounts of interest expenses. In 2023, we have generated interest income on our euro deposit accounts. Any future investments may include term deposits, corporate bonds, money market funds and government securities, all in accordance with our cash management policy. These investments are subject to general credit, liquidity, market and interest rate risks. For example, interest rates may be negative in the European Union. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.

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

Our ability to use our net operating losses (“NOLs” or “tax losses”) in the Netherlands is currently limited and may be further limited. Under Dutch income tax law, effective from January 1, 2022, tax losses may be carried forward indefinitely. However, the offset of losses will be limited in a given year against the first € 1.0 million of taxable profit. For taxable profit in excess of this amount, losses may only be offset up to 50% of this excess. As at December 31, 2023, we had a total of € 402.3 million tax loss carry-forwards available for offset against future taxable profits.

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

The trading price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. For example, the price of our ordinary shares, which reached its high record of $ 27.60 per share at the close of the trading on March 16, 2015, decreased as low as $ 0.56 per share at the close of the trading on May 11, 2022. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this Annual Report, these factors include:

●	the results of our preclinical studies and clinical trials;
●	the presentation of data at industry conferences by us and/or our competitors;
●	the responses to any of our INDs with the FDA and any of our clinical trial applications with the competent authorities of the EU Member States;
●	any current or future preclinical studies or clinical trials of our product candidates, including any delays in enrollment rates or timing of these trials;
●	regulatory actions with respect to our products or our competitors’ products;
●	the recruitment or departure of key personnel;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
●	expiration or termination of licenses, research contracts or other collaboration agreements;
●	the timing and cost of, and level of investment in, research and development activities relating to our product candidates, which may change from time to time;
●	results of clinical trials of our competitors;
●	the success of competitive products or technologies;

●	actual or anticipated changes in our growth rate relative to our competitors;
●	regulatory or legal developments in the United States, the European Union and other jurisdictions;
●	developments or disputes concerning patent applications, issued patents or other proprietary rights;
●	the level of expenses related to any of our product candidates or preclinical or clinical development programs;
●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
●	variations in our financial results or those of companies that are perceived to be similar to us;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
●	announcement or expectation of additional financing efforts;
●	sales of our ordinary shares by us, our insiders or our other shareholders;
●	changes in the structure of healthcare payment systems;
●	market conditions in the pharmaceutical and biotechnology sectors; and
●	general economic, industry and market conditions, including the impact of inflation and rising interest rates, and domestic or international political instability.

In addition, the stock market in general, and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have sometimes been unrelated or disproportionate to the operating performance of these companies. Historically, securities class action litigation has often been brought against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could harm our business, operating results, or financial condition. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in these “Risk Factors,” could have a dramatic and material adverse impact on the market price of our ordinary shares.

If we are unable to maintain compliance with Nasdaq listing standards, our ordinary shares may be delisted from the Nasdaq Stock Market and you may face significant restrictions on the resale of your shares.

There can be no assurances that we will be able to maintain our Nasdaq listing in the future. For example, in May 2022, we received a notification from Nasdaq that the trading price of our ordinary shares did not meet the minimum bid price requirement of $ 1.00 per share for a period of 30 consecutive trading days. We were granted a 180-day compliance period to regain compliance by achieving a closing bid price of at least $ 1.00 per share for a minimum of 10 consecutive trading days. In October 2022, we transferred our listing from the Nasdaq Global Market to the Nasdaq Capital Market and received an additional 180-day compliance period, as contemplated by Nasdaq. On December 2, 2022, Nasdaq informed us that we had regained compliance with the minimum bid price rule. Nevertheless, share prices in biotech are volatile and there can be no assurances that we will be able to maintain our Nasdaq Capital Market listing in the future.

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

The global credit and financial markets have experienced extreme volatility and disruptions in the past several years, most recently due to the COVID-19 pandemic, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. We believe that the state of global economic conditions remain particularly volatile and uncertain, the impact of fiscal stimulus programs initiated by various governments in response to the pandemic and economic downturn and ongoing supply chain issues and inflationary pressures, but also due to recent and expected shifts in political, legislative and regulatory conditions concerning, among other matters, international trade and taxation, and that an uneven recovery or a renewed global downturn may negatively impact our ability to conduct clinical trials on the scale and timelines anticipated. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions, whether due to the effects of the COVID-19 pandemic or otherwise, will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business or political environment or continued unpredictable and unstable market conditions. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the conflict between Russia and Ukraine and the conflict in Israel, terrorism or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts, including the conflict in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. If the current equity and credit markets deteriorate, it may make obtaining any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget. To the extent that our profitability and strategies are negatively affected by downturns or volatility in general economic conditions, our business and results of operations may be materially adversely affected.

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

We may from time to time issue additional ordinary shares or securities convertible into our ordinary shares, including in future financings that we may undertake. For example, in December 2022, we issued 9,381,586 shares to Lilly pursuant to our expanded licensing and research collaboration with Lilly, resulting in gross proceeds of € 14,122,000. In September 2021, we issued 3,989,976 shares to Lilly pursuant to the original collaboration, resulting in gross proceeds of € 25,270,000. In April 2021, we consummated an underwritten public offering of 15,923,077 ordinary shares at an issue price of $ 6.50 per share. The gross proceeds from this offering amounted to € 88,115,000.

In November 2021, we entered into a sales agreement for at-the-market offerings up to a maximum aggregate offering price of $ 75,000,000 of our ordinary shares with Cantor Fitzgerald & Co.

In September 2022, we extinguished our debt with Pontifax Medison Finance and Kreos Capital by repaying all outstanding principal amounts and interest accrued thereon. In connection with our prior loan facility with Pontifax and Kreos, we issued warrants to purchase up to an aggregate of 679,628 ordinary shares, with exercise prices ranging between $ 7.00 and $ 12.00. These warrants remain in place until their five-year economic life expires.

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

We face substantial legal, accounting, administrative and other costs and expenses as a public company. Compliance with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act of 2010, the Dutch Financial Supervision Act and the rules promulgated thereunder, as well as rules of the SEC and Nasdaq and the Dutch Corporate Governance Code (“DCGC”) for example, are expected to result in ongoing increases in our legal, audit and financial compliance costs. The Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires, among other things, that we file certain periodic reports with respect to our business and financial condition. We must also comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Complying with Section 404 is costly and management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

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

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. See Item 10.E: “Taxation” for more information.

The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate and may fluctuate considerably given that market prices of technology companies have been especially volatile. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash, including any cash raised pursuant to prior offerings. Based on the average value of our gross assets and composition of our income, we believe that we were a PFIC for the 2023 taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurance regarding our PFIC status for the current, prior or future taxable years.

We intend to provide the information necessary for U.S. holders to make a “qualified electing fund,” (“QEF”) election if we are treated as a PFIC for any taxable year.

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

Currently we report our financial statements under International Financial Reporting Standards (“IFRS”). There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

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

In addition, under Dutch law, our management board and supervisory board need to act in the interest of the company and our business. The boards are required to take into account the interests of all our stakeholders, including by promoting the sustainable success of our business and the creation of long term value for us and our business. The boards are responsible for determining our strategy and choosing our strategic direction. In doing so and depending on the circumstances they may decide to not entertain a proposed takeover or other strategic proposal, even if the proposal is supported by the majority of our shareholders and/or would create more shareholder value. The boards may also use their general authority under Dutch corporate law and the DCGC to use (ad-hoc) defensive mechanisms against and/or not co-operate with a proposal, e.g., by not providing due diligence and or by not cooperating with shareholder proposals to adopt resolutions in a general shareholder meeting that may change our strategy. The boards may for instance invoke the maximum 180 days response time set out in the DCGC and/or the Dutch statutory reflection period of up to 250 days in response to shareholder activists seeking changes in the composition of the boards and/or upon hostile takeover attempts.

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

Item 4: Information on the Company

A. History and Development of the Company

ProQR Therapeutics is a biotechnology company dedicated to changing lives by developing RNA therapies for severe rare and common diseases. We focus on advancing our proprietary Axiomer and Trident RNA-editing platform technologies.

ProQR was founded in 2012 by Daniel de Boer, Gerard Platenburg, the late Henri Termeer and Dinko Valerio. Since September 18, 2014, our ordinary shares have been listed on Nasdaq. They are currently trading on Nasdaq Capital Market under the ticker symbol “PRQR”. As of December 31, 2023, we had raised € 435 million in gross proceeds from our public offerings of shares and private placements of equity securities. In addition, we have received grants, loans and other funding from patient organizations, private lenders and government institutions supporting our programs, including from Foundation Fighting Blindness and the Dutch government under the innovation credit program.

Our legal name is ProQR Therapeutics N.V. and we were incorporated in the Netherlands on February 21, 2012. We reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. Our company is registered with the Dutch Trade Register of the Chamber of Commerce (‘handelsregister van de Kamer van Koophandel’) under number 54600790. Our corporate seat is in Leiden, the Netherlands. The address of our headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands, telephone number +31 88 166 7000. Our U.S. office is located at 245 Main Street, Cambridge, MA 02142, USA. The name and address of our agent for service in the United States is Andrew Morris, 245 Main Street, Cambridge, MA 02142, USA.

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

B. Business Overview

We are a biotechnology company dedicated to the creation of transformative RNA therapies to improve the lives of patients and families affected by diseases with high unmet medical need. To achieve this, we are advancing our proprietary Axiomer RNA-editing platform technology. Our product candidates are designed to engage Adenosine Deaminase Acting on RNA (“ADAR”) to conduct targeted RNA editing which we believe have the potential to become a new class of innovative medicines with applicability to a broad range of therapeutic areas. Using our deep RNA expertise and our strong intellectual property position, we are advancing a platform to develop these RNA editing therapeutics, which we call “Editing Oligonucleotides”, or EONs, for a variety of human diseases.

Axiomer uses EONs to mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR. Axiomer EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G). This approach can be used to correct an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulate protein expression, or alter a protein so that it will have a new function that helps prevent or treat disease.

Since discovering the Axiomer RNA editing technology in 2014, we have established a leading intellectual property estate in the ADAR editing space, defined the design ground rules, and optimized chemistries for therapeutic use.

Our research and development strategy focuses on the use of our Axiomer platform to develop novel RNA editing therapeutics to address diseases with high unmet medical need. We are initially focused on diseases originating in the liver and in the central nervous system (“CNS”) where research into human genetics has shown us that changing the RNA or correcting pathogenic mutations via A-to-I editing may lead to a benefit for patients. We prioritize areas with well-established biomarkers for the assessment of early clinical activity and to establish proof of target engagement, established clinically relevant endpoints, and the ability to leverage existing proven delivery technology. We are advancing AX-0810 for Cholestatic Diseases targeting Na-taurocholate cotransporting polypeptide, or NTCP, and AX-1412 for Cardiovascular Disease (“CVDs”) targeting Beta-1,4-galactosyltransferase 1, or B4GALT1, as our initial pipeline programs. In 2024, we announced a new research partnership with the Rett Syndrome Research Trust (“RSRT”) focused on utilizing Axiomer to develop EONs targeting an underlying genetic variant that causes Rett syndrome, a rare neurodevelopment disorder, which is included on our pipeline as AX-2402.

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

We have other earlier stage RNA editing platform technologies, including our Trident platform. Our Trident RNA pseudouridylation platform is designed to enable the suppression of nonsense mutations and premature stop codons (“PTC”) that cause 11% of all human genetic diseases. Since all premature stop codons contain uridine, pseudouridylation of that uridine converts those nonsense codons into sense codons. The Trident technology harnesses the endogenously expressed pseudouridylation machinery with guide RNAs to, amongst other potential functions, inhibit nonsense messenger RNA (“mRNA”)-mediated decay (“NMD”) in a sequence-specific manner and promote PTC readthrough. The Trident technology has the potential to be applied in genetic diseases caused by PTCs.

Both the Axiomer and Trident platforms are novel, proprietary RNA editing technologies invented at ProQR or with our academic collaborators. We have built a broad intellectual property estate around these technologies and together with the leading academic experts in the RNA field, we continue to advance these technologies. RNA editing for therapeutic applications.

RNA antisense oligonucleotides (“AONs”) have been used as therapeutics for the last few decades. ProQR scientists have invented entirely new ways of using the proven modality of oligonucleotides to recruit a novel mechanism of action.

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

One common type of RNA editing is A-to-I editing, where Adenosines (abbreviated as “A”), are changed into Inosines (abbreviated as I), as shown in Figure 1. Nucleotides pair together to create double stranded structures within the RNA. Double stranded RNA structures are found and bound to by ADAR, which is naturally present in the cells. ADAR then can edit As into Is, which is read by a ribosome as a G, or guanosine. This process is called “A to I” editing, which functionally enables changing an A into a G. In 2014, scientists at ProQR invented Axiomer, which was conceived based on the idea of recruiting endogenous ADAR in humans to make single A to I changes in RNA in a highly specific and targeted manner, using EONs as shown in Figure 1b.

Figure 1a (left): RNA editing is a naturally occurring process whereby ADARs perform A to I editing.
Figure 1b (right): ProQR’s Axiomer RNA editing technology platform uses EONs to recruit and direct endogenously expressed ADARs to edit an A to an I in the RNA, which is then translated as a G, allowing highly specific editing.

There are over 16 million known locations in the RNA where ADARs perform A to I editing throughout the body, which we believe represents a powerful potential therapeutic mechanism for multiple disease areas. Axiomer could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need.

Our Strategy

We are advancing Axiomer as a platform to develop a new class of innovative medicines based on ADAR RNA editing, which we believe has the potential to treat a broad range of diseases that currently lack adequate treatment options. Our novel and proprietary RNA editing platform technologies, known as Axiomer and Trident, are new ways to use oligonucleotides to edit single nucleotides in the RNA. We believe the Axiomer technology may be applicable to thousands of disease-causing mutations by correcting RNA in genetic diseases. Beyond mutation correction, Axiomer also has the potential to address unmet medical needs in common conditions, by modulating protein expression or altering a protein so that it will have a new function to help prevent or treat diseases. We intend to continue to optimize our platform as we advance to clinical stage and beyond. Key elements of our strategy include:

●	Pipeline: We intend to use these platforms to develop novel therapies initially for targets related to liver- and CNS-originating diseases, and beyond. With our Axiomer RNA-editing technology platform, we are advancing AX-0810 for Cholestatic Diseases targeting NTCP and AX-1412 for CVDs targeting B4GALT1 as our initial pipeline programs. In January 2024, we announced a partnership with the RSRT in which we will develop EONs targeting an underlying genetic variant that causes Rett syndrome, a rare neurodevelopment disorder, which is included on our pipeline as AX-2402.

●	Partnerships: We continue to validate and create value for these platforms by selectively pursuing additional licensing, partnering, and other strategic relationships outside of our core focus area, such as our partnership with Lilly, and the RSRT.

We seek to maximize the value of our pipeline by retaining development and commercialization rights to those product candidates, indications and geographies that we believe we can independently develop, seek approval for, and commercialize on our own. Beyond this, for other product candidates, such as those for more prevalent indications, and other geographies, we plan to selectively and opportunistically seek potential partnerships following early-stage clinical proof of concept.

Our Novel Axiomer RNA Editing Technology Platform

Antisense oligonucleotides, or AONs, have been used as therapeutics for decades. Our Axiomer RNA editing technology is based on oligonucleotides that are called editing oligonucleotides, or EONs, designed to recruit endogenous ADAR enzymes (“Adenosine Deaminases Acting on RNA”) to make single adenosine-to-inosine (A-to-I) changes in the RNA in a highly specific and targeted manner. This technology could correct thousands of G-to-A mutations in the human population that cause diseases. In vitro and in vivo work indicates that the EONs are generally applicable for the correction of RNA G-to-A mutations. The technology is also designed to modulate protein expression or alter proteins to provide a new function to help prevent or treat disease. With this applicability, we believe Axiomer has the potential to address hundreds of genetic and non-genetic diseases.

Across a range of targets, we have shown both in vitro and in vivo platform proof-of-concept for our Axiomer RNA editing technology platform, in cell models, organoids, and animal models, including relevant higher order species.

Our Axiomer platform has demonstrated proof of concept across multiple models, as shown in Figure 2a and 2b reporting up to 70% editing of ACTB in the liver of non-human primates (“NHPs”) and mice and 50% editing in the nervous system.

Figure 2a: Robust editing with Axiomer editing oligonucleotides reported in the nervous system across different models and targets in vivo including non-human primates.

Figure 2b: Up to 70% editing of ACTB in the liver of non-human primates (“NHPs”) and mice.

Additionally, across EONs, preliminary nonclinical safety assessment showed a similar safety profile compared to other single-stranded RNA oligonucleotides.

If translated in human testing, we believe the editing activity and safety profile supports the potential of our technology and plan to advance product candidates based on our Axiomer platform to clinical stage.

Our Pipeline Programs

We are advancing Axiomer as a platform to develop a new class of innovative medicines based on RNA editing. Our initial pipeline targets focus on liver-originating and CNS diseases share several key characteristics, including:

●	Population with unmet need
●	Target with deep roots in human genetics
●	Preclinical models with strong translatability into the clinic
●	Validated biomarkers to assess target engagement and the ability to have early insight into safety
●	Established disease-specific clinical endpoints

Our initial pipeline programs include AX-0810 for Cholestatic Diseases targeting NTCP and AX-1412 for CVDs targeting B4GALT1. During 2024, we plan to present non-clinical proof-of-concept data for these programs and anticipate providing an update on translational data to enable submission of Clinical Trial Application (“CTA”). We expect to advance these programs to clinical trials in late 2024 / early 2025.

In January 2024, we announced a partnership with the RSRT in which we will develop EONs targeting an underlying genetic variant that causes Rett syndrome, a rare neurodevelopment disorder, which is included on our pipeline as AX-2402.

AX-0810 for Cholestatic Diseases targeting NTCP

Cholestatic Diseases overview

Cholestatic Diseases are caused by a toxic buildup of bile acids in the liver due to bile duct dysfunction, which causes liver cell damage. The consequences of these disorders can be devastating and significantly impact a person's quality of life, including pruritus, dry skin, fatigue, pain, weight loss, and many others. Without treatment, the damage progresses through various stages, from fibrosis to cirrhosis, ultimately leading to liver failure and an increased risk of liver cancer. Liver transplants are often necessary for primary sclerosing cholangitis (“PSC”) and biliary atresia (“BA”), two forms of Cholestatic Diseases with high unmet medical needs.

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

AX-0810 for Cholestatic Diseases targeting NTCP

The liver cells mainly obtain bile acids from the enterohepatic reuptake cycle. The process is primarily carried out by a transporter called Na-taurocholate transporting polypeptide (“NTCP, SLC10A1”), which takes bile acids from the portal circulation to the liver. Studies show that inhibiting NTCP can improve liver function by reducing the levels of toxic bile acids, improving liver damage markers (fibrosis, cholangiocyte proliferation, Alkaline phosphatase or ALP, alanine transaminase or ALT), and lowering inflammation biomarkers (“cytokines”).

AX-0810, our Axiomer-targeted RNA editing oligonucleotide, aims to reduce the reuptake of bile acids in the liver by inhibiting NTCP function. Variants in NTCP that change its capacity to recycle bile acid into the liver naturally occur in some people without causing any symptoms associated with cholestasis. This finding suggests that our approach is safe and may reduce the accumulation of toxic bile acids in the liver. Moreover, such variants in NTCP also promote the elimination of bile acids from the body by increasing their excretion in the feces and urine, a process called sulfation of bile acids, which enhances their solubility and reduces their absorption in the intestines. Based on its mechanism of action, we believe AX-0810 may have the potential to modify the course of Cholestatic Diseases, delay or prevent complications such as cirrhosis and liver failure, and alleviate associated symptoms.

AX-1412 for Cardiovascular Disease targeting B4GALT1

Cardiovascular Disease overview

Cardiovascular Diseases (“CVDs”) are a group of health conditions that affect the heart and blood vessels, such as atherosclerosis which can lead to severe problems like heart attacks, heart failure, and stroke. The World Health Organization (“WHO”) has identified unhealthy diet, physical inactivity, tobacco use, and excessive alcohol consumption as major behavioral risk factors for heart disease and stroke, increasing intermediate risk factors including but not limited to high blood pressure, cholesterol, glucose levels, and obesity.

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

AX-1412 for Cardiovascular Disease targeting B4GALT1

AX-1412 represents a potential targeted approach to RNA editing of B4GALT1 that leads to a promising strategy for protecting against CVDs by simultaneously lowering levels of LDL-c and fibrinogen. Recent gene-based analysis has shown that rare protective variants changing protein activity and predicted deleterious missense variants in B4GALT1 are associated with a decreased risk of coronary artery disease. Additionally, a particular missense variant (p.Asn352Ser) in the beta-1,4-galactosyltransferase 1 B4GALT1 gene is prevalent in the Amish population and associated with lower levels of LDL-c and CVDs.

The beneficial effects of these genetic variations are due to the hypo-galactosylation of apolipoprotein B100 and fibrinogen, which are known to be independent drivers of an increased risk of CVDs, as well as immunoglobulin G and transferrin. However, it's important to note that studies have shown that B4GALT1 knockdown can lead to semi-lethality and severe developmental abnormalities in mice models and therefore we believe B4GALT1 inhibition is not a feasible therapeutic approach for this purpose.

Although there are several approaches to lowering the risks of CVDs, including reducing LDL-c and ApoB levels, reducing fibrinogen levels may offer additional benefits to patients with unmet medical needs in this large population. Fibrinogen reduction can be used either as a stand-alone therapy or an adjunct therapy to other treatments.

We are developing Axiomer targeted RNA EON AX-1412 to address CVD by editing B4GALT1. RNA editing to a protective variant of B4GALT1 can have positive effect on CVDs risk factors by leading to hypo-galactosylation of apolipoprotein B100 and fibrinogen. Based on its mechanism of action, we believe that AX-1412 is a novel and unique approach to address CVD by lowering LDL-C and fibrinogen levels ultimately leading to a reduced residual risk in CVDs.

We intend to advance AX-1412 targeting B4GALT1 to early clinical proof of concept stage, then would seek to partner this program.

Our Earlier-Stage/Discovery Programs

In January 2024, we announced a partnership with the RSRT that will focus on the design and development of EONs using our Axiomer technology platform targeting the transcription factor MECP2 and correcting mutations of interest. AX-2402 is our program focusing on Rett syndrome, which is a progressive neurodevelopmental disorder caused by genetic mutations in the Methyl CpG binding protein 2 (“MECP2”) and diagnosed primarily in females. It is characterized by apparently normal psychomotor development during the first six to 18 months after birth, followed by a period of developmental stagnation, then a regression in language and motor skills, followed by long-term relative stability. During the phase of regression, affected patients develop repetitive, stereotypic hand movements that replace purposeful hand use. Additional symptoms include gait ataxia and apraxia, seizures, tremors, episodic apnea and/or hyperpnea, gastrointestinal issues, scoliosis and musculoskeletal problems, anxiety and sleep issues and bruxism.

In addition to AX-2402 for Rett syndrome, we have multiple other early-stage research programs ongoing that target additional diseases with our Axiomer EON approach, including AX-1005 for undisclosed targets in CVD, AX-2911 for nonalcoholic steatohepatitis (“NASH”), AX-0601 for obesity and Type 2 diabetes, AX-9115 for rare metabolic condition, as well as multiple other targets in our discovery pipeline.

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

A global licensing and research collaboration with Eli Lilly and Company focuses on the discovery, development, and commercialization of potential new medicines for genetic disorders using our Axiomer RNA editing technology with a focus on CNS and peripheral nervous system, (“PNS”). The partnership, formed in 2021, initially focused on up to five targets. In December 2022, the partnership was expanded to up to ten targets, with an option for an additional five targets. Under the terms of the agreements, we received $ 125 million upfront from Lilly and would be paid an additional $ 50 million if Lilly exercises the option for five additional targets. We are also eligible to receive up to approximately $ 3.75 billion in milestones, as well as royalties on potential product sales.

In January 2024, we announced a collaboration with the RSRT, as described above. RSRT awarded ProQR approximately $ 1 million as a research grant for the initial phase of the project, which will encompass editing oligonucleotide design and optimization, including evaluation in in vivo models for editing efficacy and MECP2 protein recovery. It is the intent of the partnership to be continued by an expanded co-funding arrangement following the initial discovery work. The co-funding of the next phase of the collaboration would enable clinical development of an Axiomer-based therapeutic for Rett syndrome MECP2.

We believe the platform holds significant further potential for strategic transactions.

Ophthalmology Assets

In August 2022, we made the decision to exclusively focus our strategy on the advancement of our Axiomer RNA editing technology and to partner our ophthalmology programs. In December 2023, we announced that we had completed a transaction divesting the late stage ophthalmic assets sepofarsen and ultevursen to Laboratoires Théa (“Théa”) who will continue the development of these therapies for patients with LCA10 and Usher Syndrome. Under the terms of the agreement, ProQR received an initial payment of € 8 million and may be eligible for up to € 165 million in further development, regulatory, and commercial earn-out payments upon related achieved milestones, as well as double-digit royalties based on commercial sales in the United States and EU.

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

Human Capital Resources

We believe in passion and commitment and have built a strong team of ProQRians from all walks of life and over 25 different nationalities, who are up to the challenge and committed to make a difference for the patients we serve. We actively create a caring atmosphere, in which we love to work and maintain productive and happy lives. At ProQR, we foster empowerment, self-development, creativity, and a sense of community.

As an employer, we are a true believer in the value of a workforce in which people from all backgrounds are encouraged to develop themselves both personally and professionally. This is reflected in our equal gender balanced leadership team and broader workforce. We believe that happy and energized people, working well together in an environment in which they thrive, will do phenomenal and awesome things.

We are committed to ensure that no employee, candidate, or job applicant receives less favorable treatment on the grounds of race, age, disability, pregnancy, religion, gender identity and expression, sexual orientation, marriage or civil partnership status. At ProQR, we want to create an inclusive culture where everyone can be valued for who they are and in which individual differences and the contributions in all forms are recognized and valued.

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

External collaborators contracted for the execution of our in vivo preclinical studies, also known as contract research organizations (“CROs”), are selected based on their expertise, quality and accreditations for laboratory animal care and welfare. CRO facilities are audited by us prior to contracting to ensure that the housing, husbandry and welfare of animals complies with the highest international standards. Personnel responsible for housing, husbandry and the care of animals must have received adequate and relevant documented education.

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

Our vendor management strategy will ensure that we have sufficient capacity to meet the demands of the portfolio now and in the future. The contract manufacturing organizations selected to manufacture our product candidates under cGMP conditions are assessed and audited to ensure that they meet the extensive regulations imposed e.g. technical expertise, facility and equipment management, documentation, data integrity, manufacturing processes and controls, personnel, quality control and quality assurance.

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

Patent Rights Relating to Our Axiomer Program

ProQR’s Axiomer RNA editing technology platform uses EONs to recruit and direct endogenously expressed ADARs to edit an A to an I in the RNA, which is then translated as a G, allowing highly specific editing. Since 2014, when the first inventions were conceived at ProQR, we have been filing patent applications for intellectual property rights related to our Axiomer platform. Many of these claim EONs with specific features that allow them to guide recruitment of endogenous ADAR for the purpose of therapeutic RNA editing, without the need of ADAR overexpression or artificial ADAR recruitment systems. Further to that, we have grown a strong intellectual property position for EONs that can bring about RNA editing in RNA to yield a gain-of-function alteration or a loss-of-function alteration in a wide variety of therapeutic areas. We rely, and continue to rely, on intellectual property rights that are fully owned by us, or that have been co-filed with our research collaborators.

With regard to our Axiomer program, we filed the following international patent applications from 2015 to 20, several of which were continued in national and regional patent applications after the respective international phases.

PCT/EP2015/080347 – Granted in Brazil (BR 112017011510-7), Canada (CA 2,968,336), China (ZL 201580069286.1), Europe (EP 3234134 B1), Israel (IL 252386), India (IN 452659), Japan (JP 6718872), New Zealand (NZ 732182), Russia (RU 2711506), South Africa (ZA 2017/03464) and the U.S. (US 10,676,737; US 11,781,134). Pending in Australia and the U.S. (continuation application). The term of any patents resulting from these applications would be expected to extend to at least 2035.

PCT/EP2017/065467 – Granted in Australia (AU 2017281497), Israel (IL 263332), Japan (JP 7074345), South Korea (KR 10-2418185) and the U.S. (US 10,988,763; US 11,649,454). Pending in Canada, China, Eurasia, Europe, New Zealand, and the U.S. (allowed continuation application). The term of any patents resulting from these applications would be expected to extend to at least between 2037.

PCT/EP2017/071912 – Granted in China (CN 110352244 B), Europe (EP 3507366 B1), Japan (JP 2019-511856), New Zealand (NZ 751483), South Korea (KR 10-2501980), South Africa (ZA 2019/01016) and the U.S. (US 10,941,402; US 11,851,656). Allowed in Australia. Pending in Canada, Israel, India, and the U.S. (continuation application). The term of any patents resulting from these applications would be expected to extend to at least between 2037.

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

PCT/EP2023/053503 – PCT pending. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2043.

PCT/EP2023/069612 – PCT pending. We filed this application together with The Regents of the University of California as a co-applicant. In the Axiomer program we are working together with Dr. Peter Beal of the University of California, Davis, CA, USA. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2043.

PCT/EP2023/069609 – PCT pending. We filed this application together with The Regents of the University of California as a co-applicant. In the Axiomer program we are working together with Dr. Peter Beal of the University of California, Davis, CA, USA. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2043.

Patent Rights Relating to Our Trident Program

With regard to our TRIDENT program, we filed an international patent application (PCT/US2019/024282) in 2019 directed to antisense oligonucleotides that are applicable for nucleotide-specific pseudouridylation. A patent was granted in South Africa (ZA 2020/05217) and in Europe (EP 3775210 B1). The US application was allowed, and applications are currently pending in Australia, Canada, China, Europe (divisional application), Israel, India, Japan, New Zealand, and the U.S. (continuation application). In the TRIDENT program we are working together with Prof. Yi-Tao Yu at the University of Rochester, NY, USA. The term of any patents resulting from these applications would be expected to extend to at least 2039.

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

Platform Technology Designation

Under FDORA, a platform technology incorporated within or utilized by a drug or biological product is eligible for designation as a designated platform technology if (1) the platform technology is incorporated in, or utilized by, a drug approved under an NDA or biologics license application, or BLA; (2) preliminary evidence submitted by the sponsor of the approved or licensed drug, or a sponsor that has been granted a right of reference to data submitted in the application for such drug, demonstrates that the platform technology has the potential to be incorporated in, or utilized by, more than one drug without an adverse effect on quality, manufacturing, or safety; and (3) data or information submitted by the applicable person indicates that incorporation or utilization of the platform technology has a reasonable likelihood to bring significant efficiencies to the drug development or manufacturing process and to the review process. A sponsor may request the FDA to designate a platform technology as a designated platform technology concurrently with, or at any time after, submission of an IND for a drug that incorporates or utilizes the platform technology that is the subject of the request. If so designated, the FDA may expedite the development and review of any subsequent original NDA or BLA for a drug that uses or incorporates the platform technology. Designated platform technology status does not ensure that a drug will be developed more quickly or receive FDA approval. In addition, the FDA may revoke a designation if the FDA determines that a designated platform technology no longer meets the criteria for such designation.

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

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the Affordable Care Act (“ACA”), contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

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

Other Healthcare Laws and Compliance Requirements

If we obtain regulatory approval of our products, we will be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business in the U.S. and applicable privacy legislation outside of the U.S., such as the GDPR in the European Union and the United Kingdom. The laws that may affect our ability to operate include:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, or recommendation of, an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. The term remuneration has been interpreted broadly to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback statute is violated. Violations are subject to significant civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, a claim submitted for payment to any federal healthcare program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (“FCA”). The Anti-Kickback Statute has been interpreted to apply to arrangements between biopharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, and on November 20, 2020, the Office of Inspector General, or OIG, finalized further modifications to the federal Anti-Kickback Statute;

●	federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA and civil monetary penalty laws which impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement or record to avoid, decrease or conceal an obligation to pay money to the federal government. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery or settlement. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes federal criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements or using or making any false or fraudulent document in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA fraud provisions without actual knowledge of the statute or specific intent to violate it;

●	the federal transparency laws, including the provision of the ACA referred to as the federal Physician Payment Sunshine Act, that requires applicable manufacturers of covered drugs to disclose payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician providers (such as physician assistants and nurse practitioners), and teaching hospitals and physician ownership and investment interests;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information on certain covered healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their respective business associates;

●	Federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;

●	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

●	the General Data Protection Regulation (EU) 2016/679 in the European Union, which has been also been incorporated into United Kingdom’s laws, which includes among other obligations and requirements on: (i) when and how an organization can collect and rely upon consent obtained from an individual to process their personal data; (ii) the provision of information to individuals relating to the processing of their personal data; (iii) how to notify personal data breaches to competent data protection authorities and/or individuals; and (iv) may include additional requirements in relation to the processing of certain categories of data (i.e. “sensitive information” or special category data), which includes health data, data revealing racial or ethnic origin, and genetic data.

Healthcare reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could impact our ability to sell our products profitably.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, (the “Medicare Modernization Act”) established the Medicare Part D program and provided authority for limiting the number of drugs that will be covered in any therapeutic class thereunder. The Medicare Modernization Act, including its cost reduction initiatives, could decrease the coverage and reimbursement rate that we or a collaborator receive for any of our approved products. Furthermore, private payors often follow Medicare coverage policies and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

In March 2010, the Affordable Care Act (“ACA”) was enacted, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. biopharmaceutical industry. The ACA imposes a significant annual fee on companies that manufacture or import branded prescription drug products. It also contains substantial new provisions intended to broaden access to health insurance, reduce or constrain the growth of health care spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, and impose additional health policy reforms, any of which could negatively impact our business. Among other things, it subjects biological products to potential competition by lower-cost biosimilars, expands the types of entities eligible for the 340B drug discount program, introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

The ACA is likely to continue the downward pressure on pharmaceutical and medical device pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

Since its enactment, there have been judicial, Congressional and executive challenges to certain aspects of the ACA, including efforts to repeal or replace the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA.

In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the ACA was enacted. For example:

●	The U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. The reductions remain in effect through 2031.
●	The U.S. American Taxpayer Relief Act of 2012 among other things, further reduced Medicare payments to several types of providers.
●	The American Rescue Plan Act of 2021 eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024.
●	Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation.

These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. There has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs. Further, the government has issued regulations and guidance for states to build and submit importation plans for drugs from outside the United States, pursuant to section 804 of the MMA. CMS has stated that drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If further implemented, importation of drugs from Canada could materially and adversely affect the price we receive for any of our product candidates.

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

In addition, the Inflation Reduction Act of 2022, or IRA includes several provisions that will impact our business to varying degrees, including provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $ 2,000 starting in 2025; impose new manufacturer financial liability on certain drugs in Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the Medicare drug price negotiation program. The effects of the IRA on our business and the healthcare industry in general are not yet known.

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

Regulation in the European Union

Product development, the regulatory approval process, and safety monitoring of medicinal products and their manufacturers in the European Union (“EU”) proceed in much the same manner as they do in the United States. Therefore, many of the issues discussed above apply similarly in the context of the EU. In addition, medicinal products are subject to the extensive price and reimbursement regulations of the various EU Member States.

Clinical Trials Approval

As is the case in the United States, the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls.

In April 2014, the EU adopted the Clinical Trials Regulation (EU) No 536/2014 (Regulation), which replaced the previous Clinical Trials Directive 2001/20/EC (Directive) on January 31, 2022. The transitory provisions of the Regulation provide that by January 31, 2025, all ongoing clinical trials must have transitioned to the Regulation.

The Regulation overhauls the former system of approvals for clinical trials in the EU. Specifically, the Regulation, which is directly applicable in all Member States (meaning that no national implementing legislation in each Member State is required), aims at simplifying and streamlining the approval of clinical trials in the EU. For instance, the Regulation provides for a streamlined application procedure using a single entry point (the Clinical Trials Information System) and strictly defined deadlines for the assessment of clinical trial applications.

Following the end of the Brexit transition period, the Medicines and Healthcare products Regulatory Agency (“MHRA”), the UK medicines regulator, continues to authorize clinical trials in the UK. The UK has implemented the now-repealed Clinical Trials Directive into national law through the Medicines for Human Use (Clinical Trials) Regulations 2004 (as amended). The extent to which the regulation of clinical trials in the UK will mirror the EU Regulation in the long term is not yet certain, however in March 2023, the MHRA published a detailed response to the consultation on a set of proposals designed to improve and strengthen the UK clinical trials legislation, which ran in early 2022. The MHRA has stated they will now take forward new legislation to update the UK clinical trials legislation in line with the detailed response to the consultation. The key purpose of the new legislation will be to provide a more flexible regime to make it easier to conduct trials in the UK, increase the transparency of clinical trials conducted in the UK and make trials more patient centered.

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

Acceptance into the PRIME scheme is based on the applicant’s ability to demonstrate that the medicine has potential to benefit patients with unmet medical needs based on early clinical data. Applicants from the academic sector and micro-, small- and medium-sized enterprises (“SMEs”) can apply earlier on the basis of compelling non-clinical data and tolerability data from initial clinical trials.

Once a candidate medicine has been selected for PRIME, the EMA will:

●	appoint a rapporteur from the Committee for Medicinal Products for Human Use (“CHMP”) or from the Committee for Advanced Therapies (“CAT”) for an advanced therapy, to provide continuous support and help to build knowledge ahead of a marketing authorization application (“MAA”);
●	organize a kick-off meeting with the CHMP/CAT rapporteur and a multidisciplinary group of experts, so that they provide guidance on the overall development plan and regulatory strategy;
●	assign a dedicated contact point;
●	provide scientific advice at key development milestones, involving additional stakeholders such as health-technology-assessment bodies, to facilitate quicker access for patients to the new medicine; and
●	confirm potential for accelerated assessment at the time of an application for marketing authorization.

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

In the MAA, the applicant has to properly and sufficiently demonstrate the quality, safety and efficacy of the product. Under the centralized procedure, the CHMP, possibly in conjunction with other committees, is responsible for drawing up the opinion of the EMA on any matter concerning the admissibility of the files submitted in accordance with the centralized procedure, such as an opinion on the granting, variation, suspension or revocation of a marketing authorization, and pharmacovigilance.

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

EU legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No. 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, innovative medicinal products approved on the basis of a complete and independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents applicants for authorization of generics or biosimilars of these innovative products from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU, during a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted and authorized, and the innovator’s data may be referenced, but no generic or biosimilar medicinal product can be placed on the EU market until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a compound is considered to be an innovative medicinal product, so that the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained a marketing authorization based on an MAA with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Additional rules apply to medicinal products for pediatric use under Regulation (EC) No. 1901/2006. Potential incentives include a six-month extension of any supplementary protection certificate granted pursuant to Regulation (EC) No. 469/2009, however not in cases in which the relevant product is designated as an orphan medicinal product pursuant to Regulation (EC) No. 141/2000, as amended. Instead, medicinal products designated as orphan medicinal products that qualify for additional protections under Regulation (EC) No. 1901/2006 may receive an extension of the ten-year market exclusivity period granted under Regulation (EC) No. 141/2000 to twelve years subject to the conditions applicable to orphan medicinal products.

Marketing Approval in the United Kingdom – Post-Brexit Regime

Now that the UK has left the EU, the MHRA is the UK’s stand-alone medicines and medical devices regulator, taking any decisions and carrying out any functions which were previously carried out at the EU-level by the EMA (except for decisions on MAAs made through the EU procedures to market products in Northern Ireland).

Great Britain is no longer covered by the EU’s procedures for the grant of marketing authorizations (under the Northern Ireland Protocol, Northern Ireland is covered by the centralized authorization procedure and can be covered as a Concerned Member State under the decentralized or mutual recognition procedures for the time being) and a separate marketing authorization is required to market products in Great Britain.

On January 1, 2024, a new international recognition framework was put in place, which may have regard to decisions on the approval of marketing authorizations made by the EMA and certain other regulators when considering an application for a Great Britain marketing authorization. The MHRA also has the power to have regard to marketing authorizations approved in European Union Member States through decentralized or mutual recognition (but not purely national procedures) procedures, with a view to granting marketing authorizations in the UK or Great Britain.

On February 27, 2023, the UK government and the European Commission announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the “Windsor Framework”. This new framework fundamentally changes the existing system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the UK. In particular, the MHRA will be responsible for approving all medicinal products destined for the UK market (Great Britain and Northern Ireland) and the EMA will no longer have any role in approving medicinal products destined for Northern Ireland. A single UK-wide marketing authorization will be granted by the MHRA for all medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. The Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, so the UK government and the EU will enact legislative measures to bring it into law. On June 9, 2023, the MHRA announced that the medicines aspects of the Windsor Framework will apply from January 1, 2025.

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

Regulation (EC) No. 847/2000 sets out further provisions for implementation of the criteria for designation of a product as an orphan medicinal product. An application for the designation of a products as an orphan medicinal product must be submitted at any stage of development of the product before filing of a MAA.

Orphan designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following the grant of a marketing authorization. During this market exclusivity period, neither the EMA nor the European Commission nor any of the competent authorities in the EU Members States can accept an application or grant a marketing authorization for a “similar medicinal product”. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. This ten year period may however be reduced to six years if, at the end of the fifth year, it is established, with respect to the product concerned, that the criteria for orphan designation are no longer met, for example when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity. Notwithstanding the foregoing, a marketing authorization may be granted, for the same therapeutic indication, to a similar medicinal product if:

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

Since January 1, 2021, a separate process for orphan designation has applied in Great Britain. Currently, the requirements for orphan designation in Great Britain largely mirror those in the EU (save that they apply to the Great Britain market only – e.g. if the prevalence of the condition is no more than five in ten thousand persons in Great Britain). The main difference to the EU system is that there is no pre-marketing authorization orphan designation in Great Britain. Instead, the MHRA will make a decision on orphan status at the time it decides whether to approve the MAA.

As in the EU, medicinal products with orphan status will benefit from up to ten years of market exclusivity from the date of first approval of the product in Great Britain.

Manufacturing and Manufacturers’ License

Pursuant to Directive 2003/94/EC, as transposed into the national laws of the Member States, the manufacturing of investigational medicinal products and approved medicinal products is subject to a separate manufacturer’s license and must be conducted in strict compliance with cGMP requirements, which mandate the methods, facilities, and controls used in manufacturing, processing, and packing of products to assure their safety and identity. Manufacturers must have at least one qualified person permanently and continuously at their disposal in the EU. The qualified person is ultimately responsible for certifying that each batch of finished product released onto the market has been manufactured in accordance with cGMP and the specifications set out in the marketing authorization or investigational medicinal product dossier. cGMP requirements are enforced through mandatory registration of facilities and inspections of those facilities. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

The provisions of Directive 2003/94/EC, as transposed in the UK, have generally been preserved in the UK following the end of the Brexit Transition Period (subject to applicable amendments to ensure its effective operation in the post-Brexit context). The UK-EU Trade and Cooperation Agreement also contains provisions relating to the mutual recognition of cGMP inspections and documentation.

Advertising

In the EU and the UK, the promotion of prescription medicines is subject to intense regulation and control, including EU and national legislation as well as self-regulatory codes (“industry codes”). Advertising legislation inter alia includes a prohibition on direct-to-consumer advertising of prescription only medicines. All prescription medicines advertising must be consistent with the product’s approved summary of product characteristics, and must be factual, accurate, balanced and not misleading. Advertising of prescription medicines pre-approval or off-label is not allowed. Some jurisdictions require that all promotional materials for prescription medicines be subjected to either prior internal or external regulatory review and approval.

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

Reimbursement

In the EU, the pricing and reimbursement mechanisms by private and public health insurers vary largely by country and even within countries. The public systems reimbursement for standard products is determined by guidelines established by the legislator or responsible national authority. The approach taken varies by EU Member State. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other EU Member States allow companies to fix their own prices for medicines, but monitor and control company profits and may limit or restrict reimbursement. The downward pressure on healthcare costs in general, particularly prescription products, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products and some EU countries require the completion of studies that compare the cost-effectiveness of a particular product candidate to currently available therapies in order to obtain reimbursement or pricing approval. Special pricing and reimbursement rules may apply to orphan medicinal products. Inclusion of orphan medicinal products in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any medicine. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results based rules of reimbursement may apply.

The UK also has its own pricing and reimbursement rules.

The aforementioned EU rules are generally applicable in the EEA.

Reform of the Regulatory Framework in the European Union

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). The European Commission has provided the legislative proposals to the European Parliament and the European Council for their review and approval. In October 2023, the European Parliament published draft reports proposing amendments to the legislative proposals, which will be debated by the European Parliament. Once the European Commission’s legislative proposals are approved (with or without amendment), they will be adopted into EU law.

C. Organizational structure

At December 31, 2023, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

●	ProQR Therapeutics Holding B.V. (the Netherlands, 100%);
●	ProQR Therapeutics I B.V. (the Netherlands, 100%);
●	ProQR Therapeutics II B.V. (the Netherlands, 100%);
●	ProQR Therapeutics III B.V. (the Netherlands, 100%);
●	ProQR Therapeutics IV B.V. (the Netherlands, 100%);
●	ProQR Therapeutics V B.V. (the Netherlands, 100%);
●	ProQR Therapeutics VI B.V. (the Netherlands, 100%);
●	ProQR Therapeutics VII B.V. (the Netherlands, 100%);
●	ProQR Therapeutics VIII B.V. (the Netherlands, 100%);
●	ProQR Therapeutics IX B.V. (the Netherlands, 100%); and
●	ProQR Therapeutics I Inc. (United States, 100%).

ProQR Therapeutics N.V. is also the statutory director of Stichting Bewaarneming Aandelen ProQR (“ESOP Foundation”) and has full control over this entity.

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

Item 5: Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements, including the notes thereto, included elsewhere in this Annual Report. The following discussion is based on our financial statements prepared in accordance with IFRS as issued by the IASB which might differ in material respects from generally accepted accounting principles in the United States. In addition to historical financial information, the following discussion and analysis includes forward-looking statements that involve risks, uncertainties and assumptions. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results and timing may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under Item 3.D: “Risk factors” and elsewhere in this Annual Report.

A. Operating Results

Overview

To date, we have financed our operations primarily through our initial public and follow-on offerings, our ATM facility and private placements of equity securities, convertible loans, licensing and research collaborations and to a lesser extent through funding from patient organizations and governmental bodies, such as Rijksdienst voor Ondernemend Nederland (RVO – Netherlands Enterprise Agency).

In December 2022, the Company issued 9,381,586 shares to Eli Lilly and Company (“Lilly”) pursuant to the amended and restated licensing and research collaboration between the Company and Lilly, resulting in gross proceeds of € 14,122,000, with no significant transaction costs. In February 2023, ProQR also received an upfront payment of € 56,412,000.

In November 2021, the Company filed a shelf registration statement, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units; and (b) as part of the $ 300,000,000, the offering, issuance and sale by us of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold under a sales agreement with Cantor Fitzgerald & Co in one or more at-the-market offerings. In 2023, 2022 and 2021, no shares were issued pursuant to this ATM facility.

In September 2021, the Company issued 3,989,976 shares to Lilly pursuant to the original licensing and research collaboration, resulting in gross proceeds of € 25,270,000, with no significant transaction costs. In addition, an up-front payment of € 16,849,000 was received in October 2021.

In April 2021, the Company consummated an underwritten public offering of 15,923,077 ordinary shares at an issue price of $ 6.50 per share. The gross proceeds from this offering amounted to € 88,115,000 while the transaction costs amounted to € 5,499,000, resulting in net proceeds of € 82,616,000.

At December 31, 2023, we had cash and cash equivalents of € 118,925,000. In 2023, our revenues consist of non-refundable upfront fees in connection with collaboration and license agreements. To date, we have not generated any revenues from royalties or product sales. Based on our current plans, we do not expect to generate royalty or product revenues for the foreseeable future.

We have generated losses since our inception in February 2012. For the years ended December 31, 2023, 2022 and 2021, we incurred net losses of € 27,735,000, € 64,204,000, and € 60,799,000, respectively. At December 31, 2023, we had an accumulated deficit of € 400,850,000. We expect to continue incurring losses for the foreseeable future as we invest in our Axiomer and Trident platforms and continue our preclinical studies of our product candidates.

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for financial years beginning on or after January 1, 2023 that had a material impact on our financial statements.

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

Foreign Private Issuer Exemptions

As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the Securities and Exchange Commission (“SEC”). Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, although we intend to report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. We may also present financial statements pursuant to IFRS instead of pursuant to U.S. GAAP. Furthermore, although the members of our management and supervisory boards will be required to notify the Dutch Authority for the Financial Markets of certain transactions they may undertake, including with respect to our ordinary shares, our officers, directors and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

Financial Operations Overview

Revenue

Revenues to date have consisted principally of non-refundable upfront fees and research and development service fees in connection with collaboration and license agreements.

Other Income

Other income mainly consists of the net proceeds from the Company’s divestment of its late-stage ophthalmic intellectual property assets, sepofarsen and ultevursen, to Laboratoires Théa (“Théa”), and grant income from government-related organizations and charities. (Government) Grants are recognized in other income in the same period in which the related research and development expenses are recognized.

Research and Development Expenses

Research and development expenses consist principally of:

●	salaries for research and development staff and related expenses, including social security costs and share-based compensation expenses;
●	costs related to our preclinical and (former) clinical activities and trials, including costs paid to CROs;
●	costs for production of (pre-)clinical compounds and drug substances by contract manufacturers, including supporting studies such as stability studies and other analysis of the compounds;
●	costs of related facilities, materials and equipment; and
●	depreciation of tangible fixed assets used to develop our product candidates.

Our research and development expenses in 2023, 2022 and 2021 primarily related to the following key programs:

●	Axiomer

Research and development expenses relating to our Axiomer platform, including expenses relating to the work performed under our research and collaboration agreement with Eli Lilly and Company (“Lilly”), primarily consist of salaries, costs for production of the preclinical compounds and costs paid to CROs for our preclinical studies. Other significant costs are our internal laboratory costs, including laboratory consumables and allocated housing expenses, as well as consultancy costs in support of our research and development activities for Axiomer.

●	Sepofarsen for the treatment of LCA

In 2022 and 2021, the research and development costs relating to sepofarsen primarily consisted of salaries and costs paid to CROs for clinical studies, including statistical analyses, and manufacturing of process performance qualification drug substance batches as well as (pre-)commercial drug product batches. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities. In 2023, costs related to sepofarsen were limited.

●	Ultevursen for the treatment of Usher syndrome

In 2022 and 2021, the research and development costs relating to ultevursen primarily consisted of salaries, costs paid to CROs for managing the clinical study, costs for statistical analyses and manufacturing of process performance qualification drug substance batches. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in the support of our research and development activities. In 2023, costs related to ultevursen were limited.

For the years ended December 31, 2023, 2022 and 2021, we incurred research and development expenses of € 25,148,000, € 50,867,000 and € 42,220,000, respectively.

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. Research and development expenses are expected to increase as we continue our joint research projects with Lilly and our investments in the Axiomer and Trident platforms, while progressing our internal pipeline targets towards clinical development.

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

Financial Income and Expense

To date, our cash and cash equivalents have been deposited primarily in savings and short-term deposit accounts. Savings and deposit accounts generate interest income (or a limited amount of interest expenses in 2022 and 2021). In 2023, 2022 and 2021 we held deposits in U.S. dollars.

Financial expenses primarily consist of interest expenses on convertible loans and government loans. Financial income and expense also includes foreign exchange gains or losses on our U.S. dollar denominated cash and cash equivalents and other foreign currency denominated monetary items.

Results related to derecognition of financial liabilities

Results related to derecognition of financial liabilities represent gains or losses arising from the extinguishment of convertible loans in 2023 and 2022.

Results related to financial liabilities measured at fair value through profit or loss

Results related to financial liabilities measured at fair value through profit or loss represent changes in the fair value of derivative financial instruments since their initial recognition. In 2023, 2022 and 2021, these derivative financial instruments consist of conversion options and warrants issued in connection with our convertible loans. Following the extinguishment of such loans in the third quarter of 2022, the related conversion options have been derecognized. The warrants issued to the convertible loan issuers have not yet expired at December 31, 2023 and therefore have not been derecognized.

Income Tax

Due to the operating losses incurred since inception, the Company has no income tax provisions as at December 31, 2023. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have not yet recognized any deferred tax asset related to operating losses.

Results of Operations

Comparison of the periods ended December 31, 2023 and 2022

The following table sets forth our results of operations for the periods indicated.

	Year ended December 31,
	2023	2022	Change

	(€ in thousands)

Revenue	6,514	3,594	2,920
Other income	3,011	765	2,246
Research and development costs	(25,148)	(50,867)	25,719
General and administrative costs	(16,236)	(18,651)	2,415
Operating result	(31,859)	(65,159)	33,300
Financial income	2,593	4,863	(2,270)
Financial expense	(1,458)	(5,127)	3,669
Results related to associates	—	(8)	8
Gain on disposal of subsidiary	92	—	92
Results related to derecognition of financial liabilities	1,866	(1,390)	3,256
Results related to financial liabilities measured at fair value through profit or loss	953	2,713	(1,760)
Corporate income taxes	78	(96)	174
Net loss	(27,735)	(64,204)	36,469

Revenue

In 2023, we realized revenue from our license and research collaboration agreement with Lilly amounting to € 6,514,000 (2022: € 3,237,000). The increase in Lilly revenue is due to new projects under the Lilly collaboration that were started in 2023.

In 2023, we realized no revenue from our license and research collaboration agreement with Yarrow (2022: € 357,000). The decrease in Yarrow revenue is due to the termination of the Yarrow collaboration in the second quarter of 2022.

Other income

In 2023, other income consisted primarily of the net proceeds from the Company’s divestment of its late-stage ophthalmic intellectual property assets, sepofarsen and ultevursen, to Théa. No such income was recognized in 2022.

In 2022, other income included grant income from the Foundation Fighting Blindness (“FFB”) for the purpose of developing ultevursen. FFB grant income amounted to € 594,000 in 2022 while no such income was recognized in 2023.

Research and development costs

Research and development costs amounted to € 25,148,000 for the year ended December 31, 2023 compared to € 50,867,000 for the year ended December 31, 2022. These costs were primarily related to the development of our Axiomer platform, including costs incurred under the Lilly collaboration in 2023 and 2022. In 2022, the Company also incurred costs related to the sepofarsen and ultevursen clinical trials and the wind-down of those ophthalmology programs.

Our research and development expenses are highly dependent on the development phases of our product candidates. Research and development expenses are expected to increase as we continue our joint research projects with Lilly and our investments in the Axiomer and Trident platforms, while progressing our internal pipeline targets towards clinical development.

The decrease in research and development costs in the year ended December 31, 2023 compared to the year ended December 31, 2022 includes the effects of:

●	Lower costs of CROs for the Phase 2/3 clinical trials for ultevursen. The trials were wound down in the second half of 2022 and wind-down costs were recognized in 2022. The Company incurred very limited further wind-down costs in 2023;
●	Lower employee benefits (excluding share-based compensation) in 2023 compared to 2022, resulting from the effects of a reorganization in 2022, partly offset by a company-wide inflationary correction on salaries;
●	Advisory costs relating to the Phase 2/3 clinical trials for ultevursen that we incurred in 2022 but not in 2023;
●	The above effects are partly offset by increased expenses related to the development of our Axiomer platform in 2023.

General and administrative costs

General and administrative costs amount to € 16,236,000 for the year ended December 31, 2023 and € 18,651,000 for the year ended December 31, 2022. The decrease in general and administrative costs in the year ended December 31, 2023 compared to the year ended December 31, 2022 includes the effects of:

●	Lower employee benefits (excluding share-based compensation) resulting from the effects of a reorganization in 2022, partly offset by a company-wide inflationary correction on salaries;
●	The above effect is partly offset by increased share-based compensation, reflecting the higher value of grants of share options to general and administrative staff.

Financial income

We had financial income of € 2,593,000 for the year ended December 31, 2023, as compared to € 4,863,000 for the year ended December 31, 2022. The financial income mainly reflects interest income in 2023 and foreign exchange gains on cash and cash equivalents denominated in U.S. dollars in 2022.

Financial expenses

Financial expenses amounted to € 1,458,000 for the year ended December 31, 2023, as compared to € 5,127,000 for the year ended December 31, 2022. The decrease in 2023 compared to 2022 is mainly due to lower interest expenses in 2023 following the extinguishment of our convertible debt financing agreement with Kreos and Pontifax in September 2022.

Results related to derecognition of financial liabilities

In 2023, results related to derecognition of financial liabilities consist of a gain of € 1,866,000 (2022: € 1,390,000) resulting from waiver agreements that ProQR’s subsidiary Amylon Therapeutics B.V. (“Amylon”) entered into with all of its lenders. Such lenders’ loan agreements with Amylon are severed and any claims to repayment of any outstanding debt and accumulated interest are renounced.

In 2022, results related to derecognition of financial liabilities also included a loss of € 2,534,000 on the extinguishment of the Pontifax and Kreos loans, containing accelerated interest payments and early repayment penalties.

Results related to financial liabilities measured at fair value through profit or loss

Results related to financial liabilities measured at fair value through profit or loss amounted to a gain of € 953,000 for the year ended December 31, 2023, as compared to a gain of € 2,713,000 for the year ended December 31, 2022. These results relate to fair value changes in our derivative financial instruments, consisting of issued warrants. The gains in 2023 and 2022 were mainly due to the decrease in ProQR’s share price.

Comparison of the periods ended December 31, 2022 and 2021

Reference is made to our 2022 annual report on form 20-F, filed on March 29, 2023, for a comparison of the periods ended December 31, 2022 and 2021.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through our initial public and follow-on offerings, our ATM facility and private placements of equity securities, convertible loans, licensing and research collaborations and to a lesser extent through funding from patient organizations and governmental bodies, such as Rijksdienst voor Ondernemend Nederland (RVO – Netherlands Enterprise Agency).

In December 2022, the Company issued 9,381,586 shares to Lilly pursuant to the amended and restated licensing and research collaboration between the Company and Lilly, resulting in gross proceeds of € 14,122,000, with no significant transaction costs. In February 2023, ProQR also received an upfront payment of € 56,412,000.

In November 2021, the Company filed a shelf registration statement, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units; and (b) as part of the $ 300,000,000, the offering, issuance and sale by us of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold under a sales agreement with Cantor Fitzgerald & Co in one or more at-the-market offerings. In 2023, 2022 and 2021, no shares were issued pursuant to this ATM facility.

In September 2021, the Company issued 3,989,976 shares to Lilly pursuant to the original licensing and research collaboration, resulting in gross proceeds of € 25,270,000, with no significant transaction costs. In addition, an up-front payment of € 16,849,000 was received in October 2021.

In April 2021, the Company consummated an underwritten public offering of 15,923,077 ordinary shares at an issue price of $ 6.50 per share. The gross proceeds from this offering amounted to € 88,115,000 while the transaction costs amounted to € 5,499,000, resulting in net proceeds of € 82,616,000.

As at December 31, 2023 the Company’s outstanding shares totaled 81,354,592. The following items may result in future dilution for our shareholders:

●	1,054,010 treasury shares held by the Company, which can be used for all general purposes including option exercises under the employee stock option plan;
●	1,839,782 treasury shares held by the ESOP foundation, which can be used for option exercises under the employee stock option plan;
●	12,203,189 shares authorized for issuance for future grants under the employee stock option plan;
●	679,628 warrants held by former convertible debt holders.

If all of the above items were converted into shares at December 31, 2023, the number of outstanding shares would be 97,131,201.

Cash Flows

The table below summarizes our statement of cash flows for the years ended December 31, 2023 and 2022.

	Year ended December 31,
	2023	2022	Change

	(€ in thousands)

Net cash generated by / (used in) operating activities	21,548	(68,508)	90,056
Net cash generated by / (used in) investing activities	4,278	(702)	4,980
Net cash used in financing activities	(2,275)	(30,890)	28,615
Net increase / (decrease) in cash and cash equivalents	23,551	(100,100)	123,651
Currency effect cash and cash equivalents	599	7,351	(6,752)
Cash and cash equivalents at the beginning of the period	94,775	187,524	(92,749)
Cash and cash equivalents at the end of the period	118,925	94,775	24,150

Net cash generated by operating activities amounted to € 21,548,000 in the year ended December 31, 2023, whereas net cash used in operating activities amounted to € 68,508,000 in the year ended December 31, 2022. The Company experienced a net positive cash flow from operating activities in 2023 mainly because of the receipt of the Lilly up-front payment of € 56,412,000 in February 2023. In addition, total operating costs decreased by € 28,134,000 in 2023 compared to 2022, which had a further positive impact on net cash generated by operating activities.

Net cash generated by investing activities in the year ended December 31, 2023 is mainly driven by the divestment of our late-stage ophthalmic intellectual property assets, sepofarsen and ultevursen, to Théa. Under the terms of the agreement, ProQR received an initial payment of € 8,000,000 and incurred cash outflows directly related to the transaction amounting to € 2,351,000 in 2023, leading to a net cash inflow from the Théa transaction of € 5,649,000 in 2023. This is partly offset by net investments in laboratory equipment and other fixed assets amounting to € 1,311,000, leading to net cash generated by investing activities of € 4,278,000 in 2023. In the year ended December 31, 2022, net cash used in investing activities of € 702,000 primarily consisted of investments in laboratory equipment.

Net cash used in financing activities amounted to € 2,275,000 in the year ended December 31, 2023, compared to net cash used in financing activities amounting to € 30,890,000 in the year ended December 31, 2022. In 2023, net cash used in financing activities included repayments of the lease liability for the Company’s Leiden headquarters amounting to € 1,621,000 and the partial repayment amounting to € 1,008,000 of the Innovation Credit loan from RVO. In September 2022, ProQR extinguished its debt with Pontifax and Kreos by repaying all outstanding principal amounts, resulting in a cash outflow of € 43,372,000. In December 2022, the Company issued 9,381,586 shares to Lilly pursuant to the amended and restated licensing and research collaboration between the Company and Lilly, resulting in gross proceeds of € 14,122,000, with no significant transaction costs. In 2022, net cash used in financing activities also included repayments of the lease liability of € 1,674,000.

Reference is made to our 2022 annual report on form 20-F, filed on March 29, 2023, for a comparison of the periods ended December 31, 2022 and 2021.

Cash and Funding Sources

The table below summarizes our main sources of financing for the years ended December 31, 2023, 2022 and 2021.

	Equity	Convertible	Government	Lilly Upfront
	Capital	Loans	Borrowing	Payments	Total

	(€ in thousands)

Year ended December 31, 2021	108,477	26,520	1,137	16,849	152,983
Year ended December 31, 2022	14,122	—	—	—	14,122
Year ended December 31, 2023	—	—	—	56,412	56,412
Total	122,599	26,520	1,137	73,261	223,517

Equity capital

In 2023, we did not raise any equity capital.

In 2022, our main source of funding consisted of the 9,381,586 shares issued to Lilly resulting in proceeds of € 14,122,000. The shares were issued at a discount of € 450,000 compared to the prevailing share price at the transaction date. The gross amount of € 14,572,000 excluding the discount was recognized in equity.

In April 2021, we executed an underwritten public offering of 15,923,077 ordinary shares, resulting in net proceeds of € 82,616,000. In addition, in September 2021, we issued 3,989,976 shares to Lilly pursuant to the original licensing and research collaboration, resulting in net proceeds of € 25,270,000.

Convertible loans and government borrowing

In 2023 and 2022, we did not raise any funding from convertible loans and government borrowing.

In December 2021, the Company drew down a loan of $ 26,520,000 under its loan agreement with Pontifax and Kreos. In September 2022, ProQR extinguished its debt with Pontifax and Kreos by repaying all outstanding principal amounts.

In 2021, we also received funding from the Dutch government, through its agency Rijksdienst voor Ondernemend Nederland (RVO – Netherlands Enterprise Agency), under the Innovation credit program for sepofarsen, amounting to € 1,137,000.

At December 31, 2023, we had borrowings (including accrued interest) of € 4,292,000, which wholly consisted of borrowings from a government body. At December 31, 2022, we had borrowings (including accrued interest) of € 6,771,000, which consisted of borrowings from a government body (€ 4,942,000) and convertible loans (€ 1,829,000). Cash is denominated in both U.S. dollars and euros.

Lilly upfront payments
In 2023 and 2021, our sources of funding included the receipt of upfront payments under the collaboration agreement with Lilly, which are reflected in changes in working capital. In 2022, we did not receive upfront payments from Lilly. The upfront payment received in 2023 amounted to € 56,412,000 and the upfront payment received in 2021 amounted to € 16,849,000.

For a description of our financial commitments, see below.

Funding Requirements

Our material cash requirements from known contractual and other obligations include contractual commitments to repay borrowings, lease liabilities, and trade and other payables. In 2024, such cash requirements include the following undiscounted amounts:

●	Lease liabilities amounting to € 2,288,000
●	Trade and other payables amounting to € 11,709,000

Beyond 2024, our cash requirements include the following undiscounted amounts:

●	Borrowings amounting to € 4,583,000
●	Lease liabilities amounting to € 16,223,000

We expect that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into mid-2026. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our present and future funding requirements will depend on many factors, including, among other things:

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

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021

	(€ in thousands)

Purchases of tangible fixed assets	1,371	708	718

Purchases of tangible fixed assets primarily consist of investments in laboratory equipment. Such investments increased in 2023 compared to 2022 and 2021 as the Company increased its in-house oligonucleotide manufacturing capacity.

Commitments

Rent

Since 2012, the Company is domiciled in Leiden, the Netherlands. We are currently a party to a lease agreement for laboratory and office space in Leiden. The commitment for lease liabilities that is disclosed under ‘Funding requirements' above consists of our commitment under this laboratory and office space lease agreement.

Patent license agreements

On October 29, 2018, ProQR signed an agreement with Ionis Pharmaceuticals (“Ionis”) to license QR-1123 (formerly “IONIS-RHO-2.5Rx”), an RNA medicine for autosomal dominant retinitis pigmentosa (“adRP”) caused by the P23H mutation in the rhodopsin (“RHO”) gene. Under the terms of the agreement, ProQR was granted an exclusive worldwide license to QR-1123 and relevant patents. In 2018, ProQR paid the first installment of an upfront payment in ordinary shares in the aggregate amount of $ 2,500,000 at $ 22.23 per share, which represents a 20% premium (based on the volume weighted average price of the previous 20 trading days) to its common stock, to Ionis upon signing the agreement. In 2019, ProQR paid the second installment of the upfront payment in ordinary shares in the aggregate amount of $ 3,501,000, at $ 9.43 per share. This license agreement was terminated effective January 2024.

In April 2014, the Company entered into a Patent License Agreement with Radboud University Medical Center (“Radboud”) in the field of antisense oligonucleotide-based therapy for Leber congenital amaurosis (“LCA’). Under the terms of this license agreement, the Company has an exclusive, sublicensable, world-wide royalty-bearing license under certain Radboud patent rights to develop, make, have made, use, sell, offer for sale and import certain licensed products of Radboud for use in all prophylactic and therapeutic uses in the field of LCA. This license is assigned in full per December 2023 as part of the divestment of the product sepofarsen.

In June 2015, the Company entered into another license agreement with Radboud. Under the terms of this license agreement, the Company has an exclusive, sublicensable, world-wide royalty-bearing license under certain Radboud patent rights to develop, make, have made, use, sell, offer for sale and import certain licensed products of Radboud for use in all prophylactic and therapeutic uses in the field of Usher syndrome. This license was assigned in full per December 2023 as part of the divestment of the product ultevursen.

In January 2018, the Company entered into a license agreement with Inserm Transfert SA and Assistance-Publique-Hôpiteaux de Paris. Under the terms of the agreement, the Company has a world-wide, exclusive, royalty-bearing license under patent rights belonging to Inserm Transfert SA and other co-owners to develop, have developed, make, have made, use, have used and sell, have sold or otherwise distribute certain licensed products related to antisense oligonucleotides for treating LCA and method of treatment claims relating to modulation of the splicing of the CEP290 gene product. This license agreement is assigned per December 2023 in connection with the sale of sepofarsen. In consideration for the assignment, the Company has agreed to accept certain royalty obligations upon sepofarsen reaching certain regulatory milestones and net sales of products sold.

In January 2017, the Company entered into an agreement with the Leiden University Medical Center (“LUMC”), which gives us a world-wide, exclusive, royalty-bearing license in the field of Huntington’s disease, under certain patent rights of LUMC regarding antisense oligonucleotide based therapies. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to the HD program. This license is terminated per July 2023.

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

In September 2020, the Company entered into an agreement with Vico Therapeutics B.V., which gives us a world-wide, exclusive, royalty-bearing, sublicensable license in the field of the prophylactic and therapeutic use of antisense oligonucleotide for the treatment of Fuch’s Endothelial Corneal Dystrophy caused by a trinucleotide repeat, under certain patent rights of Vico Therapeutics B.V. In partial consideration of the rights and licenses granted by the license agreement, the Company is required to make annual maintenance payments. Unless terminated earlier in accordance with this license agreement, the agreement will stay in effect until the expiration of all of the licensed patent rights. The license agreement may be terminated by either party in the event of an uncured breach by the breaching party. Vico Therapeutics B.V. may terminate the license agreement if the Company applies for an order or an order is made declaring the Company bankrupt or granting the Company suspension of payments, or a liquidator is appointed for the Company, or the Company is dissolved, liquidated, or ceases to carry on all or a substantial part of its business or a decision is taken to that effect, or in the event uncured payment defaults. The development of this candidate has been suspended per the strategic shift in focus as announced in August 2022.

Refer to Item 4.B: “Business Overview” for more details on patent license agreements.

Clinical support agreements

On February 9, 2018, the Company entered into an agreement with FFB, under which FFB has provided funding of $ 6.8 million (€ 6.3 million) to advance ultevursen into the clinic.

Pursuant to the terms of the agreement, we were obligated to make certain repayments to FFB subject to development milestones. In December 2023, upon the occurrence of the sale of ultevursen to Théa, these payables were settled by means of a lump-sum payment in the amount of € 1.1 million and a percentage of earn-out payments for milestones and sales to be received by us from Théa, ranging from 5-10%.

Research and development commitments

The Company has committed itself to a number of obligations amounting to € 8,893,000 at December 31, 2023 (2022: € 8,030,000). Of these obligations an amount of € 7,162,000 is due in 2024 and the remainder is due in 2 to 5 years.

Our commitments are set out in more detail in notes 25 and 26 to the financial statements as included elsewhere in this Annual Report.

C. Research and Development

See Item 4.B: “Business Overview” and Item 5: “Operating and Financial Review and Prospects”.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on the Company’s net income, profitability, liquidity or capital resources, or that caused the reported financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see Item 5.A: “Operating results”.

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

Our supervisory board is currently composed of the following members, all of whom are independent under applicable Nasdaq standards and all of whom are independent under the Dutch Corporate Governance Code (“DCGC”), with the exception of Ms. Theresa Heggie. Ms. Heggie was, prior to her appointment on our supervisory board in 2023, employed by ProQR as Chief Commercial Officer and Chief Operations Officer. Having been employed by the company within three years prior to her appointment on our supervisory board, Ms. Heggie does not qualify as independent under applicable Nasdaq standards and under the DCGC. We do not intend to follow Nasdaq’s requirements regarding Nasdaq Listing Rule 5605(b)(2), which mandates that independent directors must meet at regularly scheduled executive sessions where only independent directors are present.

Name	Date of Birth	Position	Member Since	Term expires
Dinko Valerio	August 3, 1956	Member of the Supervisory Board (Chair)	January 1, 2014	2024
Alison F. Lawton	September 26, 1961	Member of the Supervisory Board	September 17, 2014	2026
James Shannon	June 5, 1956	Member of the Supervisory Board	June 21, 2016	2024
Bart Filius	July 5, 1970	Member of the Supervisory Board	May 21, 2019	2027
Begoña Carreño	December 13, 1971	Member of the Supervisory Board	May 18, 2023	2027
Theresa Heggie	November 17, 1960	Member of the Supervisory Board	May 18, 2023	2027

The following sets forth biographical information regarding our supervisory board members. There are no family relationships among the members of our supervisory board, management board or executive officers.

Dinko Valerio is one of our founders and currently serves as the chairman of our supervisory board which he joined in 2014. As a scientist and an experienced biotech entrepreneur Mr. Valerio is founder and former CEO of Crucell N.V., and one of the founders of its spinout, Galapagos Genomics. He was founder and former general partner of Aescap Venture, a life sciences venture capital firm and co-founder and current board member of Leyden Laboratories. In 1992 Mr. Valerio was appointed professor of gene therapy at the University of Leiden, where he also received his Ph.D. with honors.

Alison F. Lawton has served on our supervisory board since 2014. Ms. Lawton is an executive leader with more than 35 years of experience in biopharma. Most recently, she served as President and CEO of Kaleido Biosciences, Inc. Ms. Lawton previously served as Chief Operating Officer of Aura Biosciences, OvaScience and X4 Pharmaceuticals. She worked at various positions of increasing responsibility at Genzyme, and subsequently at Sanofi-Aventis, including as head of Genzyme Biosurgery and Global Market Access. Ms. Lawton currently serves on the board of directors of public pharmaceutical companies X4 Pharmaceuticals, and Dianthus Therapeutics, and the private companies AgBiome, SwanBio and BlueRock Therapeutics. She previously served on the boards of Verastem, CoLucid until its acquisition by Eli Lilly and Cubist Pharmaceuticals until its acquisition by Merck & Co. She is past President and Chair of the Board of Regulatory Affairs Professional Society and past FDA Advisory Committee member for Cell and Gene Therapy Committee. She earned her BSc in Pharmacology, with honors, from King’s College London.

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

Begoña Carreño, PhD joined the ProQR Supervisory Board in 2023. Dr. Carreño is currently the Chief Business Development Officer at Vectura Fertin Pharma in Switzerland. Prior to this, she spent 18 years at Novartis Pharma AG in the Corporate BD&L group, her last role being World Wide BD&L Head in the Ophthalmology Franchise, based in Basel, Switzerland. Dr. Carreño has over 20 years Pharmaceutical Development experience. She is a seasoned & energetic BD&L professional that has led the BD&L efforts at Novartis across 5 different therapeutic franchises in the last 15 years. She has proven track record in licensing deals, M&A as well as developing collaborations within cross functional, multi-cultural, matrix environment at global, regional and country level. Before joining Novartis, she was the Head of External Pharmaceutical projects at Almirall (Barcelona, Spain). Dr. Carreño holds a PhD in Drug Delivery from the London School of Pharmacy (UK) and a BSc in Biochemistry from Keele University (UK).

Theresa Heggie was reappointed to our supervisory board in 2023. Previously, Ms. Heggie served as the Chief Operating Officer at ProQR, after originally joining the Management Team in 2021 as the Chief Commercial Officer. Prior to ProQR, she served as Chief Executive Officer of Freeline Therapeutics. She had senior commercial and operating roles at Alnylam Pharmaceuticals as Senior Vice President, Head of CEMEA and Shire where she built the EMEA rare disease business. Earlier in her career, Ms. Heggie held increasingly senior positions in the commercial organizations at Janssen Pharmaceuticals and Baxter Healthcare. She currently serves on the Board of BioCryst and previously served on our supervisory board from 2019-2021. She earned her BSc from Cornell University.

Management Board

The following table sets out information with respect to our management board members, their dates of birth and their positions at the company as of the date of this Annual Report. The business address of our management board members is our registered office address at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

Name	Date of Birth	Position	Date of Appointment	Term Expires
Daniel de Boer	April 12, 1983	Chief Executive Officer	February 21, 2012	2026
Rene Beukema	March 26, 1964	Chief Corporate Development Officer and General Counsel	June 30, 2022	2026

The following sets forth biographical information regarding our management board members.

Daniel de Boer is our Founder and has served as our Chief Executive Officer since our incorporation in 2012. Mr. De Boer is a serial entrepreneur and passionate advocate for rare disease patients. After one of his children was diagnosed with a rare disease, he started ProQR to develop RNA therapies for rare diseases. Before founding ProQR, Mr. De Boer was founder and Chief Executive Officer of several technology companies. He is also strategic advisor at Hybridize Therapeutics, Meatable, Algramo, Xinvento, Avanzanite, BioColl Labs and a member of the advisory board at the Termeer Foundation. In 2018 Mr. De Boer was named "Emerging Entrepreneur of the Year" by EY. In 2019, Mr. De Boer was selected for the Young Global Leader program at the World Economic Forum.

René Beukema rejoined ProQR in 2022 having previously served as our Chief Corporate Development Officer and General Counsel from 2013 to 2018. Mr. Beukema is a seasoned M&A and equity capital markets executive and an experienced corporate lawyer. From 2019 until June 2022, Mr. Beukema held the Position of Chief Corporate Development Officer & General Counsel at Frame Therapeutics, a neoantigen immune-oncology biotechnology company. He was instrumental in financing Frame Therapeutics and selling it to CureVac, a Nasdaq Listed biotechnology company. From 2021 to 2024 Mr. Beukema was a Board Member of Fibriant BV, a biotechnology company focused on the development of technology and products based on recombinant human fibrinogen and thrombin. Prior to his initial tenure at the Company, he served as General Counsel and Corporate Secretary of Crucell for twelve years, following his positions as Senior Legal Counsel at GE Capital / TIP Europe and Legal Counsel at TNT Express Worldwide. Mr. Beukema was also a venture partner of Aescap Venture, a life sciences venture capital firm from 2011 to 2012 and is co-founder of myTomorrows, a Dutch life sciences company. He holds a post-doctoral degree in corporate law from the University of Nijmegen in co-operation with the Dutch Association of In-house Counsel (‘Nederlands Genootschap van Bedrijfsjuristen’) and a master's degree in Dutch law from the University of Amsterdam.

Officers

Our management board is supported by our officers. The following table sets forth information with respect to each of the officers, their respective dates of birth and their positions as of the date of this Annual Report. The business address of our officers is our registered office address at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

Name	Date of Birth	Position
Gerard Platenburg	February 24, 1964	Chief Scientific Officer
Sheila Sponselee	May 22, 1984	Chief People and Operations Officer
Jurriaan Dekkers	March 17, 1976	Chief Financial Officer

Gerard Platenburg is our co-founder and our Chief Scientific Officer. Mr. Platenburg has an extensive background in RNA modulation and orphan drug discovery and development and is currently in charge of our Innovation unit. Mr. Platenburg has more than twenty-five years of senior managerial experience in growing biotech companies. Prior to joining our company, Mr. Platenburg worked at Isa Pharmaceuticals B.V. as its Chief Executive Officer. Mr. Platenburg co-founded Prosensa Holding N.V., growing it to become a well-known clinical stage RNA modulation company, and held various positions including Chief Executive Officer and Chief Development Officer. Mr. Platenburg also worked at Pharming B.V. He is a passionate and driven pioneer of early-stage technologies. Mr. Platenburg has a master’s degree in chemistry and molecular biology from Leiden University in 1987 and pursued Ph.D. work at Leiden University. Mr. Platenburg is currently a scientific advisory board member at Hybridize Therapeutics.

Sheila Sponselee became Chief People and Operations Officer in 2023. In this role she leads Human Resources, Recruitment, Information Technology, Facilities and the Project Management Office. Ms. Sponselee joined ProQR in 2020 as VP of Human Resources and became VP, Head of People and Operations in 2022. Ms. Sponselee has more than 15 years of experience in human resources, recruitment, and operations across varied industries, including information technology and biopharma. Prior to joining ProQR, Ms. Sponselee most recently led Human Resources at MyTomorrows in the Netherlands from 2019 to 2020 and she managed Human Resources at Korton Group B.V. from 2017 to 2019. She studied human resource management at the University of Applied Science (BSc) and completed leadership programs at IMD Business School for Management and Leadership.

Jurriaan Dekkers joined ProQR in 2022 as Chief Financial Officer where he leads the finance and procurement functions. He brings to the role more than 20 years of experience in finance, management and leadership roles in biopharma and healthcare companies, as well as in audit and consulting services. Prior to joining ProQR he most recently served as CFO of AstraZeneca in the Netherlands and CEO of Acerta Pharma (part of the AstraZeneca Group) from 2018 to September 2022. Previously, Mr. Dekkers held various global and European finance roles at amongst others DaVita Medical Group, a US-listed international healthcare provider, from 2015 to 2018, and started his career at PwC. He is a Supervisory Board member at ‘Stichting Kinderpostzegels’ in the Netherlands. Mr. Dekkers holds a MSc. in Economics from the Erasmus University Rotterdam, the Netherlands (2001) and is a Certified Public Auditor (Register Accountant, “RA”) graduate from the Erasmus University Rotterdam (2004).

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

Compensation of the Supervisory Board

The remuneration of the supervisory board members in 2023 is set out in the table below:

	2023
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. Dinko Valerio	74	—	76	150
Mr. Antoine Papiernik*	—	—	—	—
Ms. Alison F. Lawton	50	—	76	126
Mr. James Shannon	56	—	76	132
Mr. Bart Filius	49	—	78	127
Ms. Begoña Carreño**	50	—	34	84
Ms. Theresa Heggie***	30	—	241	271
	309	—	581	890

Share-based payment reflects the fair value of share options granted under our Option Plan, as required by and determined in accordance with IFRS 2 - Share based payment (refer to Note 13(d) to the financial statements included elsewhere in this Annual Report).

* Mr. Papiernik stepped down from the supervisory board on May 18, 2023. In 2023, Mr. Papiernik waived his compensation.

** Ms. Carreño was elected to the supervisory board on May 18, 2023. The remuneration set forth for Ms. Carreño in the table above covers the period from May 18, 2023 to December 31, 2023.

*** Ms. Heggie was elected to the supervisory board on May 18, 2023. The remuneration set forth for Ms. Heggie in the table above covers the period from May 18, 2023 to December 31, 2023. Ms. Heggie’s share-based payments include the effects of options and RSUs that were granted to her before her reappointment to the supervisory board on May 18, 2023.

Under the current compensation principles, members of our supervisory board receive a board fee of € 34,000 per year and the chairperson receives a board fee of € 63,000 per year. In addition, the audit committee chairperson receives € 15,000 per year for service on that committee, and each other member of the audit committee receives € 7,000 per year for service on that committee. The compensation, nominating and corporate governance committee chairperson receives € 12,000 per year for service on that committee, and each other member of the compensation, nominating and corporate governance committee receives € 5,500 per year for service on that committee. The chairperson of the research and development committee receives € 12,000 per year for service on that committee, and each other member of the research and development committee receives € 5,500 per year for service on that committee. In addition, members of our supervisory board may be granted options with an underlying value of € 143,000 per year.

Compensation of the Management Board

The table below sets out a breakdown of the compensation in 2023 of the current members of the management board:

	2023
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. D.A. de Boer	1,167	27	1,245	2,439
Mr. R.K. Beukema	892	23	395	1,310

Share-based payment reflects the fair value of share options granted under our Option Plan during the year, as required by and determined in accordance with IFRS 2 - Share based payment (refer to Note 13(d) to the financial statements included elsewhere in this Annual Report).

Short-term employee benefits include an annual bonus of € 643,000 for Mr. de Boer and an annual bonus of € 481,000 for Mr. Beukema. In accordance with our compensation policy, the annual bonus was determined by the supervisory board and related to pre-determined quantified financial targets, non-financial/personal targets and/or company goals that were set by the supervisory board prior to the start of 2023. Each year the non-financial targets and goals of the company are derived from our strategic and organizational priorities and also include qualitative targets that are relevant for the responsibilities of Mr. de Boer and Mr. Beukema. Moreover, the size of the annual share-based payments of Mr. de Boer and Mr. Beukema is determined by the supervisory board based on contribution to the strategy of the Company, the Company’s long-term development, individual performance and alignment of total compensation to the median of the compensation reference group selected in accordance with our compensation policy.

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

Country of Principal Executive Offices	Netherlands
Foreign Private Issuer	Yes
Disclosure Prohibited by Dutch Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Number of Directors	3	3	-	-

Part II: Demographic Background	Number of Directors in Each Category
Underrepresented Individual in Home Country Jurisdiction			-
LGBTQ+			-
Did Not Disclose Demographic Background			6

Service Agreements

We have entered into service agreements with our Chief Executive Officer, Daniel de Boer, and with our Chief Corporate Development Officer and General Counsel, René Beukema. The service agreement with Mr. de Boer contains a termination notice period of two months and the service agreement with Mr. Beukema contains a termination notice period of one month. The service agreements may be terminated in the event of an urgent reason (‘dringende reden’) at any time, without advance notice. The service agreements with Mr. de Boer and Mr. Beukema provide for a lump-sum payment following a change in control subject to certain conditions. Such payment is equal to 24 months of the individual’s monthly gross fixed salary in effect at the time of the change in control. The service agreements also contain certain restrictive covenants, including post termination non-competition and non-solicitation covenants, which survive for a period of 12 months post-termination.

Committees of the Supervisory Board

During 2023, our supervisory board had an audit committee, a compensation, nominating and corporate governance committee, and a research and development committee, each of which has an adopted charter.

Audit Committee

Our audit committee consists of Bart Filius (chair), Alison F. Lawton and Begoña Carreño. Each member satisfies the independence requirements of the Nasdaq listing standards and Rule 10A-3(b)(1) under the Exchange Act, and each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC. Bart Filius qualifies as an “audit committee financial expert,” as defined by the SEC in Item 16A: “Audit Committee Financial Expert” and as determined by our supervisory board. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation, Nominating and Corporate Governance Committee

Our compensation, nominating and corporate governance committee consists of Theresa Heggie (chair), Dinko Valerio and James Shannon. Each member satisfies the independence requirements of the Nasdaq listing standards, and each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC, in each case, with the exception of Ms. Theresa Heggie. Ms. Heggie was, prior to her appointment to our supervisory board in 2023, employed by ProQR as Chief Commercial Officer and Chief Operations Officer from October 2021 to October 2022. Considering her employment by the company within three years prior to her appointment to our supervisory board, Ms. Heggie does not qualify as independent under applicable Nasdaq standards and under the DCGC. We do not intend to follow Nasdaq’s requirements regarding the independence of all members of the compensation, nominating and corporate governance committee. Dutch law and the DCGC do not require that the compensation, nominating and corporate governance committee be composed entirely of independent directors and only requires a mere majority. In accordance with Dutch law and the DCGC, our compensation, nominating and corporate governance committee consists of a majority of members who qualify as independent under applicable Nasdaq standards and under the DCGC. With respect to compensation matters, the compensation, nominating and corporate governance committee assists our supervisory board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our supervisory board members, our management board members and our officers. The CEO may not be present at any compensation committee meeting while their compensation is deliberated. With respect to nominating and corporate governance matters, the compensation, nominating and corporate governance committee assists our supervisory board in selecting individuals qualified to become our supervisory board members and management board members, in determining the composition of the management board, supervisory board and its committees and our officers and in developing and recommending a set of corporate governance guidelines applicable to the Company. Subject to and in accordance with the terms of the compensation policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation, nominating and corporate governance committee is responsible for, among other things:

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

Research and Development Committee

Our research and development committee consists of James Shannon (chair), Dinko Valerio and Alison F. Lawton. Each member satisfies the independence requirements of the Nasdaq listing standards. In addition, each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC. The research and development committee assists the supervisory board in overseeing our product pipeline and research and development strategy. The research & development committee is responsible for, among other things:

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

D. Employees

As at December 31, 2023, we had a total of 156.6 employees (converted to FTE). Of these employees, 122.4 were engaged in research and development and 34.2 in general and administrative activities. For additional details we refer to Note 20 to the financial statements included elsewhere in this Annual Report. As far as we know, our employees are not represented by a labor union. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good. For more information as to the risks associated with our workforce reduction, see Item 3.D: “Risk Factors”.

E. Share Ownership

Refer to Item 7.A: “Major Shareholders” in this Annual Report.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Jkjlkjlkjlkjlkjk Jkjkj ihjhjhjkhjkjkjlkjlkljlkjjhjhkjhkjh

Item 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at December 31, 2023 by:

●	each of the members of our supervisory board and management board; and
●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned is based on a total of 81,354,592 ordinary shares outstanding as at December 31, 2023. The numbers and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the applicable SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security, or to receive the economic benefit of ownership of the securities. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of December 31, 2023, and such securities are considered outstanding for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o ProQR Therapeutics N.V., Zernikedreef 9, 2333 CK, Leiden, the Netherlands.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	Percentage
Major Shareholders:
Eli Lilly & Co. [1]	13,371,562	16.4%
Van Herk [2]	8,170,254	10.0%
Privium / Stichting Aescap [3]	5,406,159	6.6%
Supervisory Board Members and Management Board Members
Dinko Valerio [4]	883,926	1.1%
Theresa Heggie [5]	255,505	0.3%
James Shannon [6]	228,852	0.3%
Alison F. Lawton [7]	171,054	0.2%
Bart Filius [8]	72,418	0.1%
Begoña Carreño [9]	6,841	—%
Daniel de Boer [10]	3,412,480	4.2%
Rene Beukema [11]	1,099,226	1.4%
All supervisory board members and management board members as a group (8 persons) [12]	6,130,302	7.6%

1	Information is based on a report on Schedule 13G/A filed by Eli Lilly and Company (“Lilly”), an Indiana corporation, on December 23, 2022. 9,381,586 shares were issued to Lilly in December 2022, as part of the Company amended and restated research and collaboration agreement with Lilly, increasing the percentage of our shares held by Lilly from 5.6% to 16.4%. The address of Lilly is Lilly Corporate Center, Indianapolis, Indiana 46285.

2	Information is based on a report on Schedule 13G/A filed on February 14, 2024 by (i) Van Herk Investments B.V (“VHI”), with respect to Ordinary Shares beneficially owned by it, (ii) Van Herk Investments THI B.V. (“VHIT”), with respect to Ordinary Shares beneficially owned by VHI, (iii) Van Herk Private Equity Investments B.V. (“VHPI”), with respect to Ordinary Shares beneficially owned by VHI and VHIT, (iv) Stichting Administratiekantoor Penulata (“Penulata”), with respect to Ordinary Shares beneficially owned by VHI, VHIT and VHPI, (v) Van Herk Management Services B.V. (“VHMS”), with respect to Ordinary Shares beneficially owned by VHI, VHIT and VHPI, (vi) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V. (“OGBBA”), with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI and VHMS, (vii) A. van Herk Holding B.V. (Holdings), with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI, VHMS and OGBBA, (viii) Stichting Administratiekantoor Abchrys (“Abchrys”), with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA and Holdings, and (ix) Adrianus van Herk (“Mr. van Herk”) with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA, Holdings, Penulata and Abchrys. Mr. van Herk is (i) an investor, (ii) the holder of all of the depositary receipts issued by Penulata and Abchrys, (iii) the sole board member of Penulata and Abchrys, and (iv) the sole managing director of VHMS, OGBBA and Holdings. Penulata holds substantially all of the issued and outstanding shares of VHPI. VHPI is the sole shareholder of VHIT. VHIT is the sole shareholder of VHI. Abchrys holds substantially all of the issued and outstanding shares of Holdings. Holdings is the sole shareholder of OGBBA. OGBBA is the sole shareholder of VHMS. VHMS is the sole managing director of VHI, VHIT and VHPI. The address of each of Mr. van Herk, VHI, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys is Lichtenauerlaan 30, 3062 ME Rotterdam, the Netherlands.

3	Information is based on a report on Schedule 13G filed on February 9, 2023, by Stichting Aescap Life Sciences (Aescap Life Sciences), Privium Fund Management B.V. (Privium), as the fund manager of Aescap, Stichting Aescap Genetics (Aescap Genetics), Inspirational Visions B.V. (Inspirational Visions) and Patrick Johan Hendrik Krol (Krol), the portfolio manager for Privium and Aescap Genetics and the managing director of Inspirational Visions. The total number of shares beneficially owned consists of 4,765,659 ordinary shares directly held by Aescap Life Sciences, 578,787 ordinary shares directly held by Aescap Genetics, 35,411 ordinary shares directly held by Inspirational Visions and 26,302 ordinary shares held by Patrick Johan Hendrik Krol. The address of each of Aescap Life Sciences, Aescap Genetics, Privium and Krol is Gustav Mahlerplein 3, 1082 MS Amsterdam, The Netherlands. The address of Inspirational Visions is A.J. Ernststraat 595-C, 1082 LN Amsterdam, The Netherlands.

4	Consists of 725,692 ordinary shares and options to acquire 158,234 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2023. Also includes 304,963 shares held by the Valerio family foundation, Stichting Administratiekantoor Endavit, for which Mr. Valerio is the managing director. The address of Stichting Administratiekantoor Endavit is Keizersgracht 290A, 1016 EW, Amsterdam, the Netherlands.
5	Consists of 26,499 ordinary shares and options to acquire 229,006 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2023.
6	Consists of 61,538 ordinary shares and options to acquire 167,314 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2023.
7	Consists of options to acquire 171,054 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2023.
8	Consists of options to acquire 72,418 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2023.
9	Consists of options to acquire 6,841 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2023
10	Consists of 705,309 ordinary shares and options to acquire 2,707,171 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2023.
11	Consists of 460,000 ordinary shares and options to acquire 639,226 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2023.
12	Consists of 1,979,038 ordinary shares and options to acquire 4,151,264 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2023.

Holdings by U.S. Shareholders

As at December 31, 2023, 99.98% of our ordinary shares were held by record holders in the United States, which excludes shareholders whose shares were held in nominee or street name by brokers.

B. Related Party Transactions

Since January 1, 2023, there have been no material transactions that are unusual in their nature or conditions with any of our related parties, except for transactions as set out in Note 27 to the financial statements included elsewhere in this Annual Report.

C. Interests of Experts and Counsel

Not applicable.

Item 8: Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated financial statements

Consolidated financial statements are filed as part of this Annual Report, starting page F-1 and incorporated herein by reference.

Legal proceedings

From time to time we could be involved in legal proceedings that arise in the ordinary course of business. As at December 31, 2023, we believe no proceedings exists of which the outcome, if determined adversely, would have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and employees. No assurance can be given that future litigation will not have a material adverse effect on our financial position. Refer to Item 3.D: “Risk factors.”

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

Our company is registered with the Dutch Trade Register of the Chamber of Commerce (‘handelsregister van de Kamer van Koophandel’) in Leiden, the Netherlands under number 54600790. Our corporate seat is in Leiden, the Netherlands, and our registered office is at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

At December 31, 2023, our authorized share capital is € 13,600,000, divided into 170,000,000 ordinary shares and 170,000,000 preferred shares, each with a nominal value of € 0.04.

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

On May 17, 2023, our general meeting of shareholders adopted a resolution pursuant to which the aforesaid authorizations to issue shares and to limit and exclude preemptive rights was renewed. In this renewed authorization the Management Board was delegated, subject to approval of the Supervisory Board, the authority for a period of 5 years from the date of the resolution of the general meeting of shareholders to, in accordance with applicable laws and Nasdaq listing rules: (a) issue ordinary shares up to 100% of the Company’s authorized share capital for general purposes and issuances under Company’s equity incentive or stock option plans with the provision that the issuances under equity incentive or stock option plans is limited to 15% of the Company’s issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant.

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

On May 17, 2023, our general meeting of shareholders adopted a resolution pursuant to which the aforementioned authorization to acquire shares was renewed. In this renewed authorization the Management Board was delegated the authority to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on Nasdaq (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period of eighteen (18) months with effect from the general meeting of shareholders. In this respect, the words “issued share capital” means the Company’s issued share capital from time to time. For the avoidance of doubt, the issued share capital includes treasury shares.

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

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder’s net investment asset base (in Dutch: ‘rendementsgrondslag’, ‘Box 3’). Box 3 consists of income from savings and (passive) investments. The value of the box 3 assets per January 1st of each calendar year is, in short, deemed to yield income at a rate which depends on the type of asset: savings (0.92%), investments/other assets (6.17%) or debts (2.46%). Since this Box 3 tax is based on a deemed income, the actual return on the investments is not relevant. The deemed income is taxed at a flat rate of 32% (2023). Taxation only occurs if and to the extent that the fair market value of the assets reduced by the liabilities exceeds a threshold (in Dutch: ‘heffingsvrij vermogen’) of € 57,000 (or € 114,000 in case of a fiscal partnership). The deemed return will be adjusted annually.

On December 24, 2021, the Supreme Court of the Netherlands ruled in a class-action appeal that the Box 3 tax regime for the years 2017 and 2018 was in conflict with the European Convention on Human Rights (“ECHR”), specifically the right to uninterrupted enjoyment of property and the prohibition on discrimination. In addition, the Supreme Court ruled that not the deemed return, but (only) the actual return should be taxed. The judgement affected the years from 2017 onwards and led to the current (temporary) Box 3 legislation.

It was announced that as of 2027 a new Box 3 regime will be implemented. Nevertheless, at this moment, there is still some uncertainty about (the future of) Box 3, as the legislative proposal is still in draft.

(ii) Dutch Resident Entities

Any benefit derived or deemed to be derived from the ordinary shares held by Dutch Resident Entities, including any capital gains realized on the disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 25.8% (a corporate income tax rate of 19% applies with respect to taxable profits up to € 200,000) (2023).

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

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either: (i) at least 75% of its gross income is “passive income,” referred to herein as the Income Test or (ii) at least 50% of the average quarterly value of its total gross assets (for which purpose, assuming we are treated as a publicly traded company pursuant to Section 1297(e)(3) of the Code, the total value of our assets may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income,” Referred to herein as the Asset Test.

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

Based on the average value of our gross assets and the composition of our income, we believe that we were a PFIC during the 2023 taxable year. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance on whether we will be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate.

If we are a PFIC, and you are a U.S. holder, then unless you make one of the elections described below, a special tax regime will apply to any “excess distribution” by us to you (generally, your portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares). In determining the average annual distribution, the portion of any excess distribution from a prior year that was allocated to the prior-year PFIC period is disregarded. That special regime will also apply to any gain realized on the sale or other disposition of the ordinary shares. Under this special regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year applicable to you (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of the common shares. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election and not offset by prior mark‐to market losses. If a U.S. holder makes the election, the U.S. holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principle purposes the meeting of the trading requirement as disregarded). The Nasdaq Capital Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded on that market, the mark-to-market election will be available to a U.S. holder. U.S. holders should consult their tax advisors to determine whether the mark-to-market election would be available and, if so, what the consequences of making that election would be in their particular circumstances.

Alternatively, you may avoid the general tax treatment for PFICs described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code, or QEF, for each of the taxable years during your holding period that we are a PFIC. If a QEF election is not in effect for the first taxable year in your holding period in which we are a PFIC, a QEF election generally can only be made if you elect to make an applicable deemed sale or deemed dividend election on the first day of your taxable year in which the PFIC becomes a QEF pursuant to the QEF election. The deemed gain or deemed dividend recognized with respect to such an election would be subject to the general tax treatment of PFICs discussed above. We intend to determine our PFIC status at the end of each taxable year and to satisfy any applicable record keeping and reporting requirements that apply to a QEF, and will endeavor to provide to you, for each taxable year that we determine we are a PFIC, a PFIC Annual Information Statement containing information necessary for you to make a QEF election with respect to us. We may elect to provide such information on our website.

If you make a QEF election with respect to a PFIC, you will be taxed currently on your pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is a PFIC, even if no distributions are received. Any distributions we make out of our earnings and profits that were previously included in your income under the QEF election would not be taxable to you. Your tax basis in your common shares would be increased by an amount equal to any income included under the QEF election and decreased by any amount distributed on the common shares that is not included in your income. In addition, you will recognize capital gain or loss on the disposition of your common shares in an amount equal to the difference between the amount realized and your adjusted tax basis in the common shares, each as determined in U.S. dollars. Once made, a QEF election remains in effect unless invalidated or terminated by the IRS or revoked by the shareholder. A QEF election can be revoked only with the consent of the IRS. You will not be currently taxed on the ordinary income and net capital gain of a PFIC with respect to which a QEF election was made for any taxable year of the non-U.S. corporation that such corporation does not satisfy the PFIC Income Test or Asset Test. You are urged to consult your own tax advisors regarding the availability of, and procedure for making, any deemed gain, deemed dividend or QEF election.

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

(f) Foreign Asset Reporting

Certain U.S. holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (“Statement of Specified Foreign Financial Assets”) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

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

J. Annual Report to Security Holders

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

At December 31, 2023 our net position of financial instruments denominated in U.S. Dollars was a net liability of € 726,000 (2022: net asset of € 78,630,000). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on receivables and trade payables, during the years presented had an immaterial effect on the financial statements.

Our interest rate risk exposure is limited due to the use of loans with fixed rates. At December 31, 2023, we had a loan with a fixed interest rate, totaling € 4,292,000 (2022: several loans totaling € 6,771,000).

Credit Risk

Credit risk represents the risk of financial loss caused by default of the counterparty. We have no large receivables balances with external parties, except with Eli Lilly and Company. Our principal financial assets are cash and cash equivalents which are, in line with our cash policy, placed at banks which meet our defined minimum credit ratings.

Liquidity Risk

Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into mid-2026. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

No matters to report.

Item 15: Controls and Procedures

A. Disclosure Controls and Procedures

Under the supervision and with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) has been evaluated as of the end of the period covered by the Annual Report (December 31, 2023). The term “disclosure controls and procedures” means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures.

Based on that evaluation, our CEO and CFO have concluded that these disclosure controls and procedures are effective as at December 31, 2023.

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

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2023.

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

Opinion on Internal Control Over Financial Reporting

We have audited ProQR Therapeutics N.V. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements profit or loss and comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated March 13, 2024 expressed an unqualified opinion on those consolidated financial statements.

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
March 13, 2024

D. Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C: Principal Accountant Fees and Services

For the years ended December 31, 2023, 2022 and 2021, our independent public accounting firm is KPMG Accountants N.V., Amstelveen, the Netherlands, PCAOB Auditor ID 1012.

The information required is included in Note 28 to the financial statements included elsewhere in this Annual Report.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2023, no purchases of our registered equity securities were made by us or on our behalf or on the behalf of any affiliated purchaser.

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

The home country practices followed by our company in lieu of Nasdaq rules are described below:

●	We do not intend to follow Nasdaq’s quorum requirements applicable to meetings of shareholders. In accordance with Dutch law and generally accepted business practice, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders.
●	We do not intend to follow Nasdaq’s requirements regarding the provision of proxy statements for general meetings of shareholders. Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. We do intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders and shareholders will be entitled to give proxies and voting instructions to us and/or third parties.
●	We do not intend to follow Nasdaq’s requirements regarding the independence of all members of the compensation, nominating and corporate governance committee. Dutch law and the DCGC do not require that the compensation, nominating and corporate governance committee be composed entirely of independent directors and only requires a mere majority. In accordance with Dutch law and the DCGC, our compensation, nominating and corporate governance committee consists of a majority of members who qualify as independent under applicable Nasdaq standards and under the DCGC.

●	We do not intend to follow Nasdaq’s requirements regarding Nasdaq Listing Rule 5605(b)(2), which mandates that independent directors must meet at regularly scheduled executive sessions where only independent directors are present. In accordance with Dutch law and the DCGC, our directors may choose to meet in executive sessions at their discretion.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and Nasdaq’s listing standards.

Certain Nasdaq corporate governance requirements are not reflected in the DCGC or Dutch law. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules to the extent the DCGC or Dutch law does not provide similar protections. Furthermore, as a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

Item 16H: Mine Safety Disclosure

Not applicable.

Item 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J: Insider trading policies

Not applicable.

Item 16K: Cybersecurity

ProQR uses, stores and processes data for and about our employees, partners and suppliers. We have implemented an information security management framework (“ISM”) – which includes policies, operating procedures, and processes – that is designed to identify, assess, and mitigate risks from cybersecurity threats to this data and our systems.

Governance Related to Cybersecurity Risks

Our management board has primary responsibility for implementing our cybersecurity risk management program, as set forth in the ISM. Our management board has tasked the Chief People and Operations Officer (“CPOO”) as the member of the executive committee with day-to-day management of the ISM. Assisting the CPOO in managing the ISM is an ISM Committee of senior team members and advisors, which currently consists of the CPOO and representatives from information technology, legal, and privacy.

Our IT Director has responsibility for overseeing and implementing the cybersecurity program and reports directly to the CPOO, and has over 20 years of experience in the field of IT, including in network and systems security. We have also appointed an Information Security Officer to assist in managing our cybersecurity threat management program. Our Information Security Officer has broad experience in the IT field for over 30 years, including with respect to information security, internal audits, training and SOX compliance. Additionally, our Information Security Officer has a range of IT- and cybersecurity-related certifications issued by the Professional Evaluation and Certification Board.

Our audit committee, per the stipulations of our audit committee charter, oversees the ISM, including the assessment of data governance, security initiatives, significant existing and emerging cybersecurity risks, cybersecurity incidents, and any disclosure obligations arising from such incidents, as applicable.

Our audit committee convenes periodically to assess the company’s applications of information and communication technology, including risks relating to cybersecurity, as appropriate. The CPOO and ISM Committee report to our audit committee on relevant cybersecurity matters and associated risks as needed.

Cyber Risk Management and Strategy

Under the guidance of the ISM Committee and the Information Security Officer, and with the support of our third-party information technology providers, our ISM addresses areas such as:

●	Assessment and treatment of cyber and information security risks
●	Assessment and treatment of information technology service continuity risks
●	Assessment of cybersecurity risks related to certain third-party vendors, pursuant to our Vendor Management Policy

Additionally, we have an employee education program that is designed to raise awareness of cybersecurity threats to reduce our vulnerability to such threats as well as to encourage consideration of cybersecurity risks across functions. Further, we maintain an Incident Management Policy designed to assist us in identifying, responding to, and recovering from cybersecurity incidents.

As of the date of this report, we have not identified cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition. However, we have from time to time, experienced threats and security incidents relating to our and our third-party vendors’ information systems. For information regarding cybersecurity risks that may affect the Company, see Part I, Item 3.D: “Risk Factors— Risks Related to Our Organization, Structure and Operations” in this Annual Report.

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

4.9†

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

4.12††

Asset Purchase Agreement by and between the Registrant and Wings Therapeutics, Inc., dated as of May 22, 2019 (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.13††

Subscription Agreement by and between the Registrant and Wings Therapeutics, Inc., dated as of May 22, 2019 (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.14††

Supply and Services Agreement, by and between the Registrant and Nitto Denko Avecia Inc., dated as of July 12, 2019 (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.15

Sales Agreement, by and between the Registrant and Citigroup Global Markets, Inc. and Cantor Fitzgerald & Co., dated as of March 31, 2020 (incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.16

Description of the Registrant’s Securities (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.17†

Research and Collaboration Agreement, dated as of September 3, 2021, by and among the Registrant, Eli Lilly and Company and ProQR Therapeutics VIII B.V. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on September 8, 2021)

Exhibit No.	Description
4.18

Share Purchase Agreement, dated as of September 3, 2021, by and between the Registrant and Eli Lilly and Company (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on September 8, 2021)

4.19

Amended and Restated Research and Collaboration Agreement, dated as of December 21, 2022, by and among the Registrant, Eli Lilly and Company and ProQR Therapeutics VIII B.V. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on December 23, 2022)

4.20

Share Purchase Agreement, dated as of December 21, 2022, by and between the Registrant and Eli Lilly and Company (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on December 23, 2022)

4.21

Controlled Equity OfferingSM Sales Agreement, dated November 4, 2021, by and between the Registrant and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 1.2 to the Registrant’s Registration Statement on Form F-3 (File No. 333-260775) filed on November 4, 2021)

4.22

Amended and Restated Asset Purchase Agreement, dated as of December 7, 2023, by and between ProQR Therapeutics N.V., ProQR Therapeutics I B.V., ProQR Therapeutics II B.V. and ProQR Therapeutics IV B.V. and Laboratoires Théa S.A.S. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on December 8, 2023)

8.1*	Subsidiaries of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Accountants N.V., Independent Registered Public Accounting Firm

97.1*	ProQR Therapeutics N.V. Compensation Recovery Policy

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
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

Leiden, March 13, 2024

PROQR THERAPEUTICS N.V.

By:	/s/ Daniel de Boer
Name:	Daniel de Boer
Title:	Chief Executive Officer

By:	/s/ Jurriaan Dekkers
Name:	Jurriaan Dekkers
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the supervisory board

ProQR Therapeutics N.V:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of ProQR Therapeutics N.V. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ KPMG Accountants N.V.

We have served as the Company's auditor since 2020.

Amstelveen, The Netherlands

March 13, 2024

PROQR THERAPEUTICS N.V.

Consolidated Statement of Financial Position

		December 31,	December 31,
		2023	2022

		(€ in thousands)
Assets
Property, plant and equipment	7	16,897	16,240
Investments in financial assets	9	—	621
Non-current assets		16,897	16,861

Other taxes	10	523	607
Prepayments and other receivables	11	1,538	59,078
Cash and cash equivalents	12	118,925	94,775
Current assets		120,986	154,460
Total assets		137,883	171,321

Shareholders’ equity
Share capital		3,370	3,370
Share premium		412,894	412,540
Reserves		25,976	30,264
Accumulated deficit		(400,850)	(379,109)
Equity attributable to owners of the Company	13	41,390	67,065
Non-controlling interests		—	(384)
Total equity		41,390	66,681

Liabilities
Borrowings	14	4,292	4,271
Lease liabilities	25	13,828	13,813
Deferred income	15	44,170	65,568
Non-current liabilities		62,290	83,652

Borrowings	14	—	2,500
Lease liabilities	25	1,614	1,387
Derivative financial instruments	14	311	1,263
Trade payables		1,541	392
Social securities and other taxes		1,659	1,118
Deferred income	15	20,569	5,641
Other current liabilities	16	8,509	8,687
Current liabilities		34,203	20,988
Total liabilities		96,493	104,640
Total equity and liabilities		137,883	171,321

The accompanying notes are an integral part of these consolidated financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Profit or Loss and Comprehensive Income

		Year Ended December 31,
		2023	2022	2021

		(€ in thousands)

Revenue	17	6,514	3,594	1,335

Other income	18	3,011	765	1,043

Research and development costs		(25,148)	(50,867)	(42,220)
General and administrative costs		(16,236)	(18,651)	(17,368)
Total operating costs	19	(41,384)	(69,518)	(59,588)
Operating result		(31,859)	(65,159)	(57,210)
Financial income	21	2,593	4,863	1,516
Financial expense	21	(1,458)	(5,127)	(3,405)
Results related to associates	8	—	(8)	(217)
Gain on disposal of associate	9	—	—	514
Gain on disposal of subsidiary	14	92	—	—
Results related to derecognition of financial liabilities	14	1,866	(1,390)	—
Results related to financial liabilities measured at FVTPL	22	953	2,713	(1,880)
Result before corporate income taxes		(27,813)	(64,108)	(60,682)
Corporate income taxes	23	78	(96)	(117)
Result for the year		(27,735)	(64,204)	(60,799)

Other comprehensive income
Items that will never be reclassified to profit or loss
Fair value loss on investment in financial asset designated as at FVTOCI		(621)	—	—
Items that are or may be reclassified to profit or loss
Foreign operations – foreign currency translation differences		(395)	782	619
Total comprehensive loss		(28,751)	(63,422)	(60,180)

Result attributable to
Owners of the Company		(28,119)	(64,424)	(60,740)
Non-controlling interests		384	220	(59)
		(27,735)	(64,204)	(60,799)

Total comprehensive loss attributable to
Owners of the Company		(29,135)	(63,642)	(60,121)
Non-controlling interests		384	220	(59)
		(28,751)	(63,422)	(60,180)
Share information	24
Weighted average number of shares outstanding		81,011,438	71,641,305	64,182,492
Earnings per share for result attributable to the equity holders of the Company (expressed in Euro per share)
Basic and diluted loss per share		€(0.35)	€(0.90)	(0.95)

The accompanying notes are an integral part of these consolidated financial statements.

PROQR THERAPEUTICS N.V.
Consolidated Statement of Changes in Equity

	Attributable to Equity Holders of the Company
			Equity Settled	Option
			Employee	premium on
	Share	Share	Benefit	convertible	Translation	Accumulated		Non-controlling	Total
	Capital	Premium	Reserve	loans	Reserve	Deficit	Total	Interests	Equity
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)

Balance at January 1, 2021	2,165	288,757	23,825	280	(189)	(257,747)	57,091	(545)	56,546

Result for the year	—	—	—	—	—	(60,740)	(60,740)	(59)	(60,799)
Other comprehensive income	—	—	—	—	619	—	619	—	619
Recognition of share-based payments	5	382	6,216	—	—	—	6,603	—	6,603
Issue of ordinary shares	820	107,657	—	—	—	—	108,477	—	108,477
Equity component of convertible loan	—	—	—	1,146	—	—	1,146	—	1,146
Shares options lapsed	—	—	(522)	—	—	522	—	—	—
Shares options exercised	5	1,513	(1,076)	—	—	1,076	1,518	—	1,518
Balance at December 31, 2021	2,995	398,309	28,443	1,426	430	(316,889)	114,714	(604)	114,110

Result for the year	—	—	—	—	—	(64,424)	(64,424)	220	(64,204)
Other comprehensive income	—	—	—	—	782	—	782	—	782
Recognition of share-based payments	—	—	2,869	—	—	—	2,869	—	2,869
Issue of ordinary shares	375	14,197	—	—	—	—	14,572	—	14,572
Equity component of convertible loan	—	—	—	(1,426)	—	(56)	(1,482)	—	(1,482)
Shares options lapsed	—	—	(1,817)	—	—	1,817	—	—	—
Shares options exercised	—	34	(443)	—	—	443	34	—	34
Balance at December 31, 2022	3,370	412,540	29,052	—	1,212	(379,109)	67,065	(384)	66,681

Result for the year	—	—	—	—	—	(28,119)	(28,119)	384	(27,735)
Other comprehensive loss	—	—	—	—	(395)	(621)	(1,016)	—	(1,016)
Recognition of share-based payments	—	—	3,106	—	—	—	3,106	—	3,106
Shares options lapsed	—	—	(6,280)	—	—	6,280	—	—	—
Shares options exercised	—	354	(719)	—	—	719	354	—	354
Balance at December 31, 2023	3,370	412,894	25,159	—	817	(400,850)	41,390	—	41,390

The accompanying notes are an integral part of these consolidated financial statements. Specific reference is made to Note 13.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Cash Flows

		Year Ended December 31,
		2023	2022	2021

		(€ in thousands)
Cash flow from operating activities
Result for the year		(27,735)	(64,204)	(60,799)
Adjustments for:
Other income	18	(3,011)	—	—
Depreciation	7	2,513	2,521	2,329
Results related to associates	8	—	8	217
Gain on disposal of associate	9	—	—	(514)
Results on derecognition of subsidiary		(131)	—	—
Share-based compensation	13	3,106	2,869	6,216
Financial income and expense	21	(1,135)	264	1,889
Results related to derecognition of financial liabilities	14	(1,866)	1,390	—
Results related to financial liabilities measured at fair value through profit or loss	22	(953)	(2,713)	1,880
Income tax (gains) / expenses	23	(78)	96	117

Changes in working capital		48,956	(4,991)	25,014
Cash generated by / (used in) operations		19,666	(64,760)	(23,651)

Corporate income tax received / (paid)		78	(96)	(117)
Interest received		2,593	106	5
Interest paid		(789)	(3,758)	(2,249)
Net cash generated by / (used in) operating activities		21,548	(68,508)	(26,012)
Cash flow from investing activities
Purchases of property, plant and equipment		(1,371)	(708)	(484)
Proceeds from sale of property, plant and equipment		60	6	59
Proceeds from sale of intellectual property		7,940	—	—
Transaction costs on sale of intellectual property		(2,351)	—	—
Net cash generated by / (used in) investing activities		4,278	(702)	(425)
Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	13	—	14,122	108,477
Proceeds from exercise of share options		354	34	1,518
Proceeds from borrowings	14	—	—	1,137
Repayment of (convertible) loans	14	(1,008)	(43,372)	—
Proceeds from convertible loans	14	—	—	26,520
Repayment of lease liability	25	(1,621)	(1,674)	(820)
Net cash generated by / (used in) financing activities		(2,275)	(30,890)	136,832
Net increase / (decrease) in cash and cash equivalents		23,551	(100,100)	110,395
Currency effect cash and cash equivalents		599	7,351	1,291
Cash and cash equivalents at the beginning of the year	12	94,775	187,524	75,838
Cash and cash equivalents at the end of the year	12	118,925	94,775	187,524

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

At December 31, 2023, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

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

Revision of comparative figures

In the Company’s application of IAS 21 The Effects of Changes in Foreign Exchange Rates, certain deferred income positions were incorrectly treated as monetary items in 2021 and 2022. To correct for the effects of this error, which is immaterial for all affected prior periods, the comparative figures for the years ended December 31, 2022 and December 2021 have been revised as follows:

●	In the Statement of financial position as at December 31, 2022, equity attributable to owners of the Company increased by € 1,568,000 while total deferred income decreased by € 1,568,000.
●	In the Statement of profit or loss and other comprehensive income (“OCI”) for the years ended December 31, 2022, and December 31, 2021, revenue decreased by € 443,000 and € 19,000, respectively, and financial income increased by € 1,130,000 and € 900,000 respectively. Net loss for the years ended December 31, 2022 and December 31, 2021, decreased by € 687,000 and € 881,000, respectively.

●	In the Statement of changes in equity, accumulated deficit at January 1, 2022 decreased by € 881,000.
●	In the Statement of cash flows for the years ended December 31, 2022, and December 31, 2021, in addition to the above revisions in result for the year and net financial income and expense, changes in working capital decreased by € 443,000 and € 19,000, respectively. Net cash used in operating activities for the years ended December 31, 2022 and December 31, 2021, was not affected by the revision.
●	In disclosure Note 5 Financial Risk Management to the financial statements, under item (a) market risk, our net position of assets and liabilities denominated in U.S. dollars increased by € 72,777,000 at December 31, 2022.

2. Basis of Preparation

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were authorized for issue by the Company’s Management Board and its Senior Management on March 13, 2024.

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

(d) Going concern

The management board of ProQR has, upon preparing and finalizing the 2023 financial statements, assessed the Company’s ability to fund its operations for a period of at least one year after the date of signing these financial statements. Management has not identified significant going concern risks.

The financial statements of the Company have been prepared on the basis of the going concern assumption based on its existing funding, taking into account the Company’s current cash position and the projected cash flows based on the activities under execution on the basis of ProQR’s business plan and budget.

(e) Use of critical estimates and judgements

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

Information about assumptions and estimation uncertainties that may have a significant risk of resulting in a material adjustment is included below:

(i) Revenue recognition for the Eli Lilly research and collaboration agreement

a. Identification of the performance obligation
Note 17 to the financial statements included elsewhere in this Annual Report describes the Company’s original research and collaboration agreement with Eli Lilly and Company, and the amended and restated research and collaboration agreement (collectively, the “Collaboration agreement”). Under the Collaboration agreement, ProQR provides Eli Lilly with a license (with a right to sub-license) to exploit compounds resulting from the collaboration. A significant amount of judgement is required to determine whether the license is distinct from the other promises in the contract. The license was concluded not to be distinct from the other promises in the contract based on the following considerations:

●	the license has no stand-alone value to Eli Lilly without the Company being involved in the research and development collaboration, and;
●	there are significant interdependencies between the license and the research and development services to be provided by the Company.

b. Determining the timing of satisfaction of performance obligations

Under the Collaboration agreement, the Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services. As our estimate of the total labor hours required is dependent on the evolution of the research and development activities, it may be subject to change. If the progression and/or outcome of certain research and development activities would be different from the assumptions that were made during the preparation of these financial statements, this could lead to material adjustments to the total estimated labor hours, which might result in a reallocation of revenue between current and future periods. Our total deferred revenue balance related to this Eli Lilly performance obligation amounts to € 64,739,000 at December 31, 2023 (2022: € 71,209,000).

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

(f) Changes in accounting policies

The following standards, amendments to standards and interpretations became effective for annual reporting periods beginning on or after January 1, 2023:

●	IFRS 17 Insurance contracts: This standard is aimed at reporting entities who are insurers.
●	IAS 12 Income taxes: Amendments clarifying how companies account for deferred tax on transactions such as leases and decommissioning obligations.
●	IAS 8: Accounting policies, changes in accounting estimates and errors: Amendments enabling entities to distinguish between accounting policies and accounting estimates.
●	IAS 1 Presentation of financial statements: Amendments clarifying which accounting policies and accounting estimates preparers need to disclose.
●	IFRS 16 Leases: Amendments relating to sale and leaseback transactions.

In Note 23. Income taxes, we disclosed the impact of the amendments to IAS 12. None of the other new standards, amendments to standards and interpretations had a material impact on our financial statements. No changes in accounting policies occurred in 2023.

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

(ii) Identify performance obligations

Contracts with customers can have one or more distinct performance obligations under IFRS 15. Identifying the performance obligations is based on an assessment of whether the promises in an agreement are capable of being distinct and are distinct from the other promises to transfer goods and/or services in the context of the contract. The Company assessed that there is one performance obligation in our material ongoing collaboration and license agreements, for the transfer of a license combined with performance of research and development services.

This is because the Company considers the two obligations cannot be distinct in the context of the contract as the licenses have no stand-alone value without the Company being involved in the research and development collaboration and that there is interdependence between the license and the research and development services to be provided.

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

Our research and collaboration agreements only contain one performance obligation, for which the Company’s performance creates and subsequently enhances assets (e.g. exploitable compounds) that the customers control as the assets are created and/or enhanced. As such, the Company recognizes revenue over time.

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

(f) Government grants — WBSO

The WBSO (“afdrachtvermindering speur- en ontwikkelingswerk”) is a Dutch fiscal facility that provides subsidies to companies, knowledge centers and self-employed people who perform research and development activities (as defined in “the WBSO Act”). Under this Act, a contribution is paid towards the labor costs of employees directly involved in research and development. The contribution is in the form of a reduction of payroll taxes and social security contributions recognized on a net basis within the labor costs. This reduction of payroll taxes and social security contributions is classified under research and developments costs.

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

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

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

Specifically:

●	debt instruments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured subsequently at amortized cost, and
●	all other debt investments and equity investments are measured subsequently at fair value through profit or loss (“FVTPL”).

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

Financial liabilities at fair value through profit or loss

Financial liabilities held for trading are classified as at fair value through profit or loss. A financial liability is classified as held for trading if it is a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

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

(p) Non-current assets held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale. When the Company is committed to a sale plan involving disposal of an investment in an associate or, a portion of an investment in an associate, the investment, or the portion of the investment in the associate, that will be disposed of is classified as held for sale when the criteria described above are met. The Company then ceases to apply the equity method in relation to the portion that is classified as held for sale. Any retained portion of an investment in an associate that has not been classified as held for sale continues to be accounted for using the equity method.

4. New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2024 and have not been applied in preparing these consolidated financial statements. There are no standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions. The Company does not plan to adopt these standards early.

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

At December 31, 2023 our net position of financial instruments denominated in U.S. dollars was a net liability of € 726,000 (2022: net asset of € 78,630,000). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result, the foreign exchange results recognized in 2023 and 2022 are mainly caused by the cash balance denominated in U.S. dollars.

A reasonably possible weakening of the U.S. dollar by 10% against the functional currency of the Company at December 31, 2023 would have decreased our net loss by € 73,000 (2022: increased by € 7,863,000). A 10% strengthening of the U.S. dollar against the functional currency of the Company would have an equal but opposite effect on our net loss. The analysis assumes that all other variables, in particular interest rates, remain constant.

Price risk

The market prices for the production of preclinical materials and services as well as external contracted research may vary over time. Currently, the commercial prices of any of the Company’s future product candidates is uncertain. When product candidates approach the regulatory approval date or potential regulatory approval date, the uncertainty of potential sales prices decreases. The Company is not exposed to commodity price risk.

Furthermore, the Company does not hold investments designated for sale and is therefore not exposed to equity securities price risk.

Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from current accounts and deposits and the sensitivity analysis below has been determined based on the exposure to interest rates on these short-term maturity primary financial instruments.

A 10 percent increase or decrease on actual interest rate is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

As of December 31, 2023, if interest rates had been 10 percent higher, then pre-tax earnings for the year would have been € 259,000 higher, while if interest rates had been 10 percent lower, then pre-tax earnings for the year would have been € 259,000 lower.

The Company’s exposure to interest rate risks on loans and leases is limited due to the use of fixed interest rates. The Company has a loan with a fixed interest rate, totaling € 4,292,000 at December 31, 2023 (2022: several loans with fixed interest rates totaling € 6,771,000). Details on the interest rates and maturities of these loans are provided in Note 14.

(b) Credit risk

Credit risk represents the risk of financial loss caused by default of the counterparty. The Company has no large receivables balances with external parties outside of cash and cash equivalents. Our cash management policy is focused on preserving capital, providing liquidity for operations and optimizing yield while accepting limited risk (Short-term credit ratings must be rated A-1/P-1/F1 at a minimum by at least one of the Nationally Recognized Statistical Rating Organizations (“NRSROs”) specifically Moody’s, Standard & Poor’s or Fitch. Long-term credit rating must be rated A2 or A at a minimum by at least one NRSRO). As of December 31, 2023, the Company is in compliance with its cash management policy.

At December 31, 2023 and December 31, 2022, all of our cash and cash equivalents were held at four large institutions, Rabobank, ABN Amro, BNP Paribas and Wells Fargo. All institutions are highly rated (Moody’s long-term debt ratings of Aa2, Aa3, Aa2 and Aa2 for Rabobank, ABN Amro, BNP Paribas and Wells Fargo respectively) with sufficient capital adequacy and liquidity metrics.

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

The table below analyzes ProQR’s undiscounted liabilities into relevant maturity groupings based on the remaining period at year-end until the contractual maturity date:

	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years

	(€ in thousands)
At December 31, 2023
Borrowings	—	4,583	—	—
Lease liabilities	2,288	2,496	7,487	6,240
Trade payables and other payables	11,709	—	—	—
Total	13,997	7,079	7,487	6,240

At December 31, 2022
Borrowings	2,500	2,455	2,644	—
Lease liabilities	2,053	2,212	6,637	7,743
Trade payables and other payables	10,197	—	—	—
Total	14,750	4,667	9,281	7,743

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

Relationship and
sensitivity of
	Valuation technique	Significant unobservable	Significant unobservable
Financial liabilities	and key inputs	inputs	inputs to fair value

Investment in Phoenicis Therapeutics, Inc

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

Investment in Yarrow Biotechnology, Inc.

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

		Not applicable	Not applicable

The investments in Phoenicis Therapeutics, Inc and Yarrow Biotechnology, Inc are measured using valuation methods based on so-called Level 3 inputs. Level 3 inputs are unobservable inputs. Changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would not significantly change the fair value determined for Phoenicis Therapeutics, Inc and Yarrow Biotechnology, Inc.

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

Share options and restricted stock units (“RSUs”) granted to employees and consultants are measured at the fair value of the equity instruments granted. The fair value of options is determined through the use of an option-pricing model considering, among others, the following variables:

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

7. Property, Plant and Equipment

	Buildings and
	leasehold	Laboratory
	improvements	equipment	Other	Total
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)
Balance at January 1, 2022
Cost	22,231	4,245	1,344	27,820
Accumulated depreciation	(6,217)	(2,813)	(1,323)	(10,353)
Carrying amount	16,014	1,432	21	17,467

Additions	62	643	3	708
Depreciation	(1,852)	(660)	(9)	(2,521)
Effect of lease modification (Note 25)	592	—	—	592
Transfers	(22)	30	(8)	—
Disposals	—	(6)	—	(6)
Movement for the period	(1,220)	7	(14)	(1,227)

Balance at December 31, 2022
Cost	22,863	4,912	1,339	29,114
Accumulated depreciation	(8,069)	(3,473)	(1,332)	(12,874)
Carrying amount	14,794	1,439	7	16,240

Balance at January 1, 2023
Cost	22,863	4,912	1,339	29,114
Accumulated depreciation	(8,069)	(3,473)	(1,332)	(12,874)
Carrying amount	14,794	1,439	7	16,240

Additions	30	1,278	63	1,371
Depreciation	(1,951)	(546)	(16)	(2,513)
Effect of lease modification (Note 25)	1,859	—	—	1,859
Transfer	23	(30)	7	—
Disposals - cost	—	(252)	—	(252)
Accumulated depreciation on disposals	—	192	—	192
Movement for the period	(39)	642	54	657

Balance at December 31, 2023
Cost	24,775	5,908	1,409	32,092
Accumulated depreciation	(10,020)	(3,827)	(1,348)	(15,195)
Carrying amount	14,755	2,081	61	16,897

The depreciation charge for 2023 is included in research and development costs for an amount of € 1,994,000 (2022: € 2,088,000) and in general and administrative costs for an amount of € 519,000 (2022: € 433,000).

Buildings and leasehold improvements include a right-of-use asset relating to the lease of our Leiden office and laboratory space, with a carrying amount of € 14,524,000 at December 31, 2023 (2022: € 14,484,000).

8. Investments in Associates

In May 2021, the Company obtained an 8% share in the common stock of Yarrow Biotechnology, Inc. (“Yarrow”). ProQR’s share in Yarrow subsequently changed to 5.1%. Although ProQR only owns 5.1% of Yarrow’s shares, the Company had significant influence over Yarrow by virtue of its right to appoint one of Yarrow’s three board members, as well as its participation in Yarrow’s policy-making process, amongst other factors. As such, our interest in Yarrow was initially recognized as an investment in associate.

In October 2023, Gerard Platenburg, Chief Scientific Officer at ProQR, ended his term on Yarrow’s board of directors. From that moment onwards, ProQR no longer had significant influence over Yarrow. Yarrow was therefore derecognized as an associate and was accounted for as a financial asset, as disclosed in Note 9.

As the carrying amount of our investment in Yarrow was € nil at December 31, 2022, ProQR did not recognize any further share of Yarrow’s loss from continuing operations for the period from January through October 2023. The results related to associates amounting to € 8,000 for 2022 consisted of ProQR's share in the loss of Yarrow.

Investment
in associate
(€ in thousands)

Balance at January 1, 2022	8

Share of loss from continuing operations	(8)

Balance at December 31, 2022	—

Derecognition of investment in associate (Yarrow Biotechnology, Inc.)	—

Balance at December 31, 2023	—

9. Investments in Financial Assets

Yarrow Biotechnology, Inc.

As disclosed in Note 8, Gerard Platenburg, Chief Scientific Officer at ProQR, ended his term on Yarrow’s board of directors in October 2023. From then on, ProQR no longer had significant influence over Yarrow. Yarrow was therefore derecognized as an associate and was accounted for as a financial asset and measured at fair value.

ProQR holds a 5.1% interest in Yarrow. The Company elected to recognize subsequent changes in the fair value of its investment in Yarrow in Other Comprehensive Income. In October 2023, ProQR initially recognized its investment in the Yarrow financial asset at € nil. As at December 31, 2023, the fair value of the Yarrow financial asset amounted to € nil.

Phoenicis Therapeutics, Inc.

In May 2019, the Company acquired a non-controlling interest in Wings Therapeutics Inc. (“Wings”) as part of the strategic spin out of its Dystrophic Epidermolysis Bullosa (“DEB”) activities. In January 2021, Wings merged into

Phoenicis Therapeutics Inc. (“Phoenicis”) by means of a non-cash transaction. Consequently, Wings ceased to exist, and the related investment was derecognized. In 2021, a gain on disposal of associate was recognized amounting to € 514,000, which consisted of the € 621,000 fair value of Phoenicis equity instruments received by the Company, partly off-set by the derecognition of the carrying value of the Company’s investment in Wings of € 107,000.

ProQR holds a 3.9% interest in Phoenicis. ProQR does not have significant influence in Phoenicis. The Company elected to recognize subsequent changes in the fair value of its investment in Phoenicis in Other Comprehensive Income. In September 2023, the investment was remeasured to nil, and ProQR recognized a fair value loss of € 621,000 in other comprehensive income. As at December 31, 2023, the fair value of the Phoenicis financial asset amounted to € nil (2022: € 621,000).

10. Other Taxes

	December 31,	December 31,
	2023	2022

	(€ in thousands)
Value added tax	523	607
	523	607

All receivables are considered short-term and due within one year.

11. Prepayments and Other Receivables

	December 31,	December 31,
	2023	2022

	(€ in thousands)
Prepayments	793	2,449
Eli Lilly up-front receivable	—	56,254
Other receivables	745	375
	1,538	59,078

All receivables are considered short-term and due within one year. At December 31, 2023 and 2022, prepayments consisted principally of payments made by the Company for services not yet provided by vendors. At December 31, 2023 and 2022, other receivables consisted principally of deposits. Note 17 Revenue describes the transaction related to the Eli Lilly up-front receivable.

12. Cash and Cash Equivalents

	December 31,	December 31,
	2023	2022

	(€ in thousands)
Cash at banks	59,775	94,775
Deposits	59,150	—
	118,925	94,775

The cash at banks is at full disposal of the Company. Deposits are fixed for at most 3 month periods at a time.

13. Shareholders’ Equity

(a) Share capital

	Number of shares 2023	Number of shares 2022	Number of shares 2021
	Ordinary	Ordinary	Ordinary
Balance at January 1	84,246,967	74,865,381	54,131,553
Issued for cash	—	9,381,586	20,498,451
Issued for services	—	—	112,657
Exercise of share options / vesting of RSUs	537,513	144,688	474,887
Treasury shares issued (transferred)	(536,096)	(144,688)	(352,167)
Balance at December 31	84,248,384	84,246,967	74,865,381

The authorized share capital of the Company amounting to € 13,600,000 consists of 170,000,000 ordinary shares and 170,000,000 preference shares with a par value of € 0.04 per share. At December 31, 2023, 84,248,384 ordinary shares were issued. 81,354,592 ordinary shares were fully paid, and 2,893,792 ordinary shares were held by the Company as treasury shares (2022: 3,429,888).

In April 2021, the Company consummated an underwritten public offering of 15,923,077 ordinary shares at an issue price of $ 6.50 per share. The gross proceeds from this offering amounted to € 88,115,000 while the transaction costs amounted to € 5,499,000, resulting in net proceeds of € 82,616,000.

In September 2021, the Company issued 3,989,976 shares to Eli Lilly and Company (“Lilly”) pursuant to the licensing and research collaboration between the Company and Lilly, resulting in gross proceeds of € 25,270,000, with no significant transaction costs. This amount excludes a premium paid by Lilly that is considered to be part of the transaction price of the Collaboration agreement (refer to Note 17).

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

(d) Share options and restricted stock units

The Company operates an equity-settled share-based compensation plan which was introduced in 2013. Options and RSUs may be granted to employees, members of the Supervisory Board, members of the Management Board and consultants. The compensation expenses included in operating costs for this plan were € 3,106,000 in 2023 (2022: € 2,869,000), of which € 2,629,000 (2022: € 1,982,000) was recorded in general and administrative costs and € 477,000 (2022: € 887,000) was recorded in research and development costs based on employee allocation.

Options granted under this stock option plan are exercisable once vested. Any vesting schedule may be attached to the granted options and RSUs. Typical vesting periods are:

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

The fair value of the options is estimated at the date of grant using the Black-Scholes option-pricing model, with on average the following assumptions:

	Options granted		Options granted		Options granted
	in 2023		in 2022		in 2021
Risk-free interest rate	3.960%		2.570%		0.510%
Expected dividend yield	—%		—%		—%
Expected volatility	105.6%		101.0%		79.0%
Expected life in years	5	years	5	years	5	years

The resulting weighted average grant date fair value of the options amounted to € 2.14 in 2023 (2022: € 0.67). The stock options granted have a 10-year life following the grant date and are assumed to be exercised five years from date of grant for all awards.

The fair value of RSUs is determined at the grant date by using the Company’s share price at the grant date. The resulting weighted average grant date fair value of the RSUs amounted to € 2.76 in 2023 (2022: € 1.06).

Movements in the number of options outstanding and their related weighted average exercise prices are as follows:

	2023		2022		2021
	Number of	Average	Number of	Average	Number of	Average
	options	exercise price	options	exercise price	options	exercise price
Balance at January 1	11,279,210	€3.66	7,643,143	€6.13	7,021,235	€6.47
Granted	1,793,449	€2.76	5,230,405	€0.89	1,492,034	€4.34
Forfeited	(276,272)	€4.62	(1,177,622)	€5.84	(341,448)	€8.68
Exercised	(337,746)	€1.07	(1,590)	€2.72	(474,887)	€3.35
Expired	(1,272,401)	€7.80	(415,126)	€7.94	(53,791)	€9.53
Balance at December 31	11,186,240	€3.10	11,279,210	€3.66	7,643,143	€6.13
Exercisable at December 31	6,679,018		5,235,914		4,221,503

The options outstanding at December 31, 2023 had an exercise price in the range of € 0.60 to € 19.80 (2022: € 0.62 to € 20.51) and a weighted-average contractual life of 6.8 years (2022: 7.0 years). The weighted-average share price at the date of exercise for share options exercised in 2023 was € 1.45 (2022: € 5.26).

Movements in the number of RSUs outstanding are as follows:

	2023	2022	2021
	Number of	Number of	Number of
	RSUs	RSUs	RSUs
Balance at January 1	370,962	536,118	—
Granted	52,319	353,116	545,613
Forfeited	(66,881)	(371,102)	(9,495)
Released	(190,094)	(147,170)	—
Balance at December 31	166,306	370,962	536,118

Refer to Note 27 for the share-based compensation granted to key management personnel.

14. Borrowings

	December 31,	December 31,
	2023	2022

	(€ in thousands)
Innovation credit	2,899	3,907
Accrued interest on innovation credit	1,393	1,035
Convertible loans	—	1,369
Accrued interest on convertible loans	—	460
Total borrowings	4,292	6,771
Current portion	—	(2,500)
Total non-current borrowings	4,292	4,271

Innovation credit (“Innovatiekrediet”)

On December 10, 2018 ProQR was awarded an Innovation credit for the sepofarsen program. Amounts were drawn under this facility from 2018 through 2022. The credit of € 3,907,000 was used to conduct the Phase 2/3 clinical study and efforts to obtain regulatory and ethical market approval (New Drug Applications (“NDA”)/ Marketing Authorization Applications (“MAA”)) of sepofarsen for LCA10. In the fourth quarter of 2023, ProQR made a partial repayment of the principal, amounting to € 1,008,000. The remaining amount payable of € 2,899,000 is recognized under non-current borrowings at December 31, 2023.

In December 2023, ProQR received a conditional waiver of the € 4,292,000 remaining balance of the Innovation credit including accrued interest. Consequently, the repayment of the total loan of € 4,292,000, including interest, will be waived if conditions are met, which will be reviewed annually.

The amounts receivable relating to development & regulatory milestone payments under the Amended and Restated Asset Purchase Agreement with Laboratoires Théa S.A.S. (“Théa”) are subject to a right of pledge for the benefit of the Rijksdienst voor Ondernemend Nederland (“RVO”).

Convertible loans: Pontifax and Kreos

In July 2020, the Company entered into a convertible debt financing agreement with Pontifax Medison Debt Financing. Under the agreement, the Company had access to up to $ 30 million in convertible debt financing in three tranches of $ 10 million each that would mature over a 54-month period and had an interest-only period of 24 months. One tranche of $ 10 million (€ 8.4 million) was drawn down over the course of the agreement.

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

On December 29, 2021, the Company amended its convertible debt financing agreement with the Lenders. Under the amended agreement the Company drew down an additional $ 30 million (€ 26.5 million) that would mature over a 54-month period and had an interest-only period of 33 months. The amendment replaced the two undrawn tranches under the original convertible debt financing agreements.

In connection with the amended loan agreement, the Company issued to the Lenders warrants to purchase up to an aggregate of 376,952 shares of its common stock at a fixed exercise price.

The convertible loans from Pontifax and Kreos bore an interest of 8.2% per annum.

In September 2022, ProQR extinguished its debt with Pontifax and Kreos by repaying all outstanding principal amounts. In addition, an early repayment penalty was incurred. The financial liability relating to Pontifax’ conversion options was derecognized from derivative financial instruments. The option premium on convertible loans relating to Kreos’ conversion options was derecognized from equity. The results related to the derecognition of these financial liabilities are disclosed in the table further below in this note.

Pontifax’ and Kreos’ warrants remain in place until their five-year economic life expires. These warrants are accounted for as embedded derivatives and were recognized separately from the host contract as derivative financial liabilities at fair value through profit or loss.

Convertible loans: Amylon

Convertible loans amounting to € 2.3 million were issued to Amylon Therapeutics B.V. in 2018 and 2019 and were interest-bearing at an average rate of 8% per annum. In 2022 and 2023, Amylon entered into waiver agreements with its lenders. Such lenders’ loan agreements with Amylon are severed and any claims to repayment of any outstanding debt and accumulated interest are renounced. The total amount of convertible loans and accumulated interest waived under these agreements in 2023 is € 1,866,000 (2022: € 1,144,000). The resulting gains are recognized as a gain on derecognition of financial liabilities.

In the third quarter of 2023, Amylon was legally dissolved. The effect of the resulting derecognition of Amylon’s remaining assets and liabilities is included in profit and loss as ‘result on derecognition of subsidiary’.

The results related to the derecognition of financial liabilities, as described above, are as follows:

	2023	2022

	(€ in thousands)
Gain on waiver of Amylon convertible loans	1,866	1,144
Loss on extinguishment of Pontifax and Kreos convertible loans	-	(2,534)
	1,866	(1,390)

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Innovation	Convertible	Lease
	credit	loans	liability

	(€ in thousands)
Balance at January 1, 2022	4,552	39,538	16,282
Changes from financing cash flows
Repayment of convertible loans	—	(43,372)	—
Repayment of lease liability	—	—	(1,674)
The effect of changes in foreign exchange rates	—	1,771	—
Other changes
Interest expense	391	3,537	—
Interest paid	—	(2,612)	—
Transaction costs	—	94	—
Repayments allocated to option premium on convertible loans (equity)	—	1,482	—
Repayments recognized as result on derecognition of financial liabilities	—	2,534	—
Effect of waived loan agreements	—	(1,144)	—
Effect of lease amendments	—	—	592

Balance at January 1, 2023	4,943	1,828	15,200
Changes from financing cash flows
Repayments	(1,008)	—	(1,621)
The effect of changes in foreign exchange rates	—	—	—
Other changes
Interest expense	357	38	—
Interest paid	—	—	—
Effect of waived loan agreements	—	(1,866)	—
Effect of lease amendments	—	—	1,863

Balance at December 31, 2023	4,292	—	15,442

15. Deferred Income

The following table summarizes details of deferred income at December 31, 2023 and December 31, 2022. The nature of the deferred income relating to Eli Lilly is described in Note 17.

	December 31,	December 31,
	2023	2022

	(€ in thousands)
Eli Lilly up-front payment and premium on equity consideration	64,739	71,209
Total deferred income	64,739	71,209
Current portion	(20,569)	(5,641)
Total non-current deferred income	44,170	65,568

The current portion of deferred income reflects the estimated value of the Company’s work under the Lilly collaboration that is expected to be performed within one year after the balance sheet date.

The table below analyzes ProQR’s undiscounted deferred income into relevant maturity groupings based on the remaining period at year-end until the contractual maturity date:

	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years

	(€ in thousands)
At December 31, 2023
Deferred Income	20,569	27,950	16,220	—
Total	20,569	27,950	16,220	—

At December 31, 2022
Deferred Income	5,641	17,817	47,751	—
Total	5,641	17,817	47,751	—

16. Other Current Liabilities

At December 31, 2023, other current liabilities amount to € 8,509,000 (December 31, 2022: € 8,687,000). At December 31, 2023 and December 31, 2022, other current liabilities consisted principally of accruals for services provided by vendors not yet billed, payroll related accruals and other miscellaneous liabilities.

17. Revenue

The following table summarizes details of revenue recognized in the years ended December 31, 2023, 2022 and 2021 by collaboration agreement and by category of revenue: upfront payments, other research and development service fees and equity consideration.

	2023	2022	2021

	(€ in thousands)
Up-front payments
Eli Lilly	5,996	2,646	564
Yarrow	—	191	252
Other R&D services
Eli Lilly	—	270	—
Yarrow	—	118	282
Equity consideration
Eli Lilly	518	321	69
Yarrow	—	48	168
	6,514	3,594	1,335

The table below summarizes the changes in current and non-current deferred revenue for the years ended December 31, 2023, 2022 and 2021.

	Eli Lilly	Yarrow

	(€ in thousands)
Balance at January 1, 2022	18,262	73
Received or receivable
Upfront payment	56,412	—
Other R&D services	273	256
Equity consideration	(451)	—
Revenue recognition
Upfront payment	(2,646)	(191)
Other R&D services	(270)	(118)
Equity consideration	(321)	(48)
Foreign currency translation effects	(50)	28
Balance at January 1, 2023	71,209	—
Received or receivable
Upfront payment	—	—
Equity consideration	—	—
Revenue recognition
Upfront payment	(5,996)	—
Equity consideration	(518)	—
Foreign currency translation effects	44	—
Balance at December 31, 2023	64,739	—

Eli Lilly collaboration

In September 2021, the Company entered into a global licensing and research collaboration with Lilly focused on the discovery, development, and commercialization of potential new medicines for genetic disorders in the liver and nervous system. ProQR and Lilly will use ProQR’s proprietary Axiomer RNA editing platform to progress new drug targets toward clinical development and commercialization.

Under the terms of the agreement, ProQR received an upfront payment and equity consideration, and is eligible to receive milestone payments and royalties on the net sales of any resulting products. In September 2021, the Company issued 3,989,976 shares to Lilly, resulting in gross proceeds of $ 30,000,000 (€ 25,270,000). These shares were issued at a premium of $ 2,429,000 (€ 2,047,000), which was determined to be part of the transaction price and as such was initially recognized as deferred revenue. An up-front payment of $ 20,000,000 (€ 16,849,000) was received in October 2021.

With regard to its original collaboration with Lilly, the Company concluded as follows:

●	There is one performance obligation under IFRS 15, which is the transfer of a license combined with the performance of research and development activities. The Company concluded that the license is not capable of being distinct and is not distinct in the context of the contract.
●	The transaction price of this agreement currently only includes fixed components, consisting of an up-front fee and an equity component. The agreement also contains variable components, but those are not yet included in the transaction price. Milestone payments will only be included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones is subsequently resolved. Sales-based milestones and sales-based royalties will be included as the underlying sales occur.
●	The Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

In December 2022, the Company and Lilly amended their research and collaboration agreement described above, which expanded the collaboration. Under the amended and restated research and collaboration agreement, Lilly will gain access to additional targets in the central nervous system and peripheral nervous system with ProQR’s Axiomer platform.

As described under Note 13, pursuant to the amended and restated agreement, the Company issued 9,381,586 shares to Lilly in December 2022, resulting in gross proceeds of $ 15,000,000 (€ 14,122,000). These shares were issued at a discount of $ 480,000 (€ 451,000), which is accounted for as a reduction of the transaction price. In February 2023, ProQR also received an upfront payment of $ 60,000,000 (€ 56,412,000). Lilly has the ability to exercise an option to further expand the partnership for a consideration of $ 50,000,000.

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

Yarrow Biotechnology collaboration

In May 2021, the Company entered into an exclusive worldwide license and discovery collaboration for an undisclosed target with Yarrow. Under the terms of the agreement, ProQR received an upfront payment, equity consideration and reimbursement for ongoing R&D services. ProQR was also eligible to receive milestone payments and royalties on the net sales of any resulting products. In May 2021, ProQR received an up-front payment of € 419,000 and 8% of the shares of Yarrow’s common stock (see Note 8). In 2021, ProQR also received reimbursements for R&D services performed amounting to € 178,000.

With regard to its collaboration with Yarrow, the Company concluded as follows:

●	There is one single performance obligation under IFRS 15, which is the transfer of a license combined with the performance of research and development activities. The Company concluded that the license is not capable of being distinct and is not distinct in the context of the contract.
●	The transaction price of this agreement currently includes both fixed and variable components. The fixed part consists of an up-front fee and an equity component. The variable part consists of a cost reimbursement for research and development activities. The agreement also contains other variable parts, but those are not yet included in the transaction price. Milestone payments will only be included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones is subsequently resolved. Sales-based milestones and sales-based royalties will be included as the underlying sales occur.
●	The Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

The Yarrow collaboration was terminated in the third quarter of 2022.

18. Other Income

	2023	2022	2021

	(€ in thousands)
Net gain on divestment of intellectual property	2,931	—	—
Grant income	75	699	1,012
Other income	5	66	31
	3,011	765	1,043

In 2023, ProQR completed the divestment of its late-stage ophthalmic intellectual property assets, sepofarsen and ultevursen, to Théa. Under the terms of the agreement, ProQR received an initial payment of € 8,000,000. The Company incurred costs directly associated to the transaction amounting to € 5,069,000. The net gain on the divestment amounting to € 2,931,000 was recognized in other income. Costs directly associated to the transaction include the partial repayment of grant income received from Foundation Fighting Blindness (“FFB”) for the development of ultevursen (€ 1,117,000), financial advisory fees (€ 2,715,000), incentive payments (€ 913,000), assignment and success fees (€ 260,000), and other costs (€ 64,000).

On February 9, 2018, the Company entered into a partnership agreement with FFB, under which FFB agreed to provide funding of $ 7,500,000 for the preclinical and clinical development of ultevursen for Usher syndrome type 2A targeting mutations in exon 13. FFB grant income amounted to € nil in 2023 compared to € 594,000 in 2022 and € 977,000 in 2021. Grant income in 2023, 2022 and 2021 further includes income from grants received from various institutions.

19. Operating Costs

Total operating costs include the following expenses by nature:

	2023	2022	2021

	(€ in thousands)
Employee benefits	20,349	30,286	26,320
External R&D costs	4,809	19,824	15,580
Laboratory costs and other consumables	3,473	3,111	2,709
Advisory and legal costs	4,262	6,766	4,674
Insurance costs	1,458	1,895	1,979
Depreciation	2,513	2,521	2,329
Patent and license expenses	303	611	428
Other	4,217	4,504	5,569
	41,384	69,518	59,588

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

20. Employee Benefits

	2023	2022	2021

	(€ in thousands)
Wages and salaries	13,797	23,441	16,838
Social security costs	2,480	2,661	2,124
Pension costs — defined contribution plans	966	1,315	1,142
Equity-settled share based payments	3,106	2,869	6,216
	20,349	30,286	26,320
Average number of employees for the period	144.0	163.0	163.0

Employees per activity at December 31 (converted to FTE):

	December 31, 2023	December 31, 2022	December 31, 2021
Research and Development	122.4	103.5	140.7
General and Administrative	34.2	26.7	40.9
Total number of employees (converted to FTE)	156.6	130.2	181.6

Of all employees 153.6 FTE are employed in the Netherlands (2022: 112.4 FTE).

Included in the wages and salaries for 2023 is a credit of € 1,170,000 (2022: € 792,000, 2021: € 695,000) with respect to WBSO subsidies.

21. Financial Income and Financial Expense

	2023	2022	2021

	(€ in thousands)
Interest income:
Current accounts and deposits	2,593	106	5
Interest costs:
Current accounts and deposits	(31)	(406)	(355)
Lease liability	(774)	(793)	(835)
Loans and borrowings	(398)	(3,928)	(2,215)
Foreign exchange result:
Net foreign exchange benefit/(loss)	(255)	4,757	1,511
	1,135	(264)	(1,889)

Financial income amounting to € 2,593,000 (2022: € 4,863,000, 2021: € 1,516,000) consists of interest income of € 2,593,000 (2022: € 106,000, 2021: € 5,000) and a net foreign exchange benefit of € 4,757,000 and € 1,511,000 for the years ended December 31, 2022, and 2021. Financial expenses amounting to € 1,458,000 consist of interest costs of € 1,203,000 and net foreign exchange costs of € 255,000. Financial expenses amounted to € 5,127,000 and € 3,405,000 in 2022 and 2021 respectively, and wholly consisted of interest costs.

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

At

23. Income Taxes

The calculation of the tax charge is as follows:

	2023	2022	2021

	(€ in thousands)
Consolidated result before corporate income taxes	(27,813)	(64,108)	(60,682)
Exclude: results related to associates	—	(8)	(217)
	(27,813)	(64,100)	(60,465)

Income tax based on domestic rate (2023 and 2022: 25.8%, 2021: 25%)	7,176	16,538	15,116
Tax effect of:
Different tax rates in foreign jurisdictions	(8)	10	18
Non-deductible expenses / non-taxable gains	(289)	133	(2,176)
Share- and loan-issue expenditures that are taxable	—	—	1,423
Change in unrecognized deductible temporary differences	(67)	(75)	(89)
Current year losses for which no deferred tax asset was recognized	(6,820)	(16,649)	(14,385)
True-up for prior year	86	(53)	(24)
Income tax benefit / (charge)	78	(96)	(117)
Effective tax rate	—%	—%	—%

The Company recognizes deferred tax assets arising from unused tax losses, deductible temporary differences or tax credits only to the extent that the Company has sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized. Management’s judgment is that such convincing evidence is currently not sufficiently available and a deferred tax asset is therefore only recognized to the extent that the Company has sufficient taxable temporary differences. Consequently, the Company has not recognized a deferred tax asset related to operating losses.

A deferred tax liability amounting to € 3,747,000 (2022: € 3,737,000) arises due to a taxable temporary difference associated with the Company’s right-of-use asset for the lease of its Leiden headquarters. A deferred tax asset amounting to € 3,984,000 (2022: € 3,922,000) arises due to a deductible temporary difference associated with the corresponding lease liability. As these deferred tax positions relate to income taxes levied by the same taxation authority (namely that of the Netherlands), and there is a legally enforceable right to offset current tax assets against current tax liabilities, and the Company intends to settle its current tax assets and liabilities on a net basis, the deferred tax asset associated with the lease liability is offset against the deferred tax liability associated with the right-of-use asset. The remaining balance of the deferred tax asset is not recognized, as it is Management’s judgment that there is no sufficient convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized.

As per December 31, 2023, the Company has a total amount of € 402.3 million (2022: € 376.9 million, 2021: € 312.6 million) tax loss carry-forwards available for offset against future taxable profits, which may be carried forward indefinitely. However, the offset of losses will be limited in a given year against the first € 1 million of taxable profit. For taxable profit in excess of this amount, losses may only be offset up to 50% of this excess.

24. Earnings Per Share

(a) Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the result attributable to owners of the Company by the weighted average number of shares outstanding during the year.

	2023	2022	2021
Result attributable to owners of the Company (€ in thousands)	(28,119)	(64,424)	(60,740)
Weighted average number of shares outstanding	81,011,438	71,641,305	64,182,492
Basic (and diluted) earnings per share (€ per share)	€(0.35)	€(0.90)	€(0.95)

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

Annually in June, the lease price is amended to reflect an indexation. In June 2023, the lease liability was remeasured, resulting in an increase in the carrying amounts of the lease liability and the right-of-use asset of € 1,863,000 (2022: € 592,000 and 2021: € 415,000).

The following table summarizes the relevant disclosures in relation to our leases in 2023, 2022 and 2021:

	2023	2022	2021
	(€ in thousands)	(€ in thousands)	(€ in thousands)
Depreciation charge for right-of-use assets	1,833	1,737	1,672
Interest expense on lease liabilities	774	793	835
Expense relating to short-term leases	28	94	70
Total cash outflow for leases	2,423	2,701	1,657
Additions to right-of-use assets during the period	1,863	592	536

The carrying amount of the right-of-use asset at the end of the reporting period is disclosed in Note 7 Property, Plant & Equipment.

A maturity analysis of our lease liability is included in Note 5 Financial Risk Management under (c) Liquidity risk. The total undiscounted commitment for lease agreements to which the Company had committed at December 31, 2023 amounts to € 18,511,000 (2022: € 18,646,000). This amount does not include potential commitments that may arise from contractual extension options, as the Company is not reasonably certain that any extension options will be exercised.

26. Commitments and Contingencies

(a) Claims

There are no claims known to management related to the activities of the Company.

(b) Patent license agreements

On October 29, 2018, ProQR signed an agreement with Ionis Pharmaceuticals (“Ionis”) to license QR-1123 (formerly “IONIS-RHO-2.5Rx”), an RNA medicine for autosomal dominant retinitis pigmentosa (“adRP”) caused by the P23H mutation in the rhodopsin (“RHO”) gene. Under the terms of the agreement, ProQR was granted an exclusive worldwide license to QR-1123 and relevant patents. In 2018, ProQR paid the first installment of an upfront payment in ordinary shares in the aggregate amount of $ 2,500,000 at $ 22.23 per share, which represents a 20% premium (based on the volume weighted average price of the previous 20 trading days) to its common stock, to Ionis upon signing the agreement. In 2019, ProQR paid the second installment of the upfront payment in ordinary shares in the aggregate amount of $ 3,501,000, at $ 9.43 per share. This license agreement was terminated effective January 2024.

In April 2014, the Company entered into a Patent License Agreement with Radboud University Medical Center (“Radboud”) in the field of antisense oligonucleotide-based therapy for Leber congenital amaurosis (“LCA”). Under the terms of this license agreement, the Company has an exclusive, sublicensable, world-wide royalty-bearing license under certain Radboud patent rights to develop, make, have made, use, sell, offer for sale and import certain licensed products of Radboud for use in all prophylactic and therapeutic uses in the field of LCA. This license is assigned in full per December 2023 as part of the divestment of the product sepofarsen.

In June 2015, the Company entered into another license agreement with Radboud. Under the terms of this license agreement, the Company has an exclusive, sublicensable, world-wide royalty-bearing license under certain Radboud patent rights to develop, make, have made, use, sell, offer for sale and import certain licensed products of Radboud for use in all prophylactic and therapeutic uses in the field of Usher syndrome. This license was assigned in full per December 2023 as part of the divestment of the product ultevursen.

In January 2018, the Company entered into a license agreement with Inserm Transfert SA and Assistance-Publique-Hôpiteaux de Paris. Under the terms of the agreement, the Company has a world-wide, exclusive, royalty-bearing license under patent rights belonging to Inserm Transfert SA and other co-owners to develop, have developed, make, have made, use, have used and sell, have sold or otherwise distribute certain licensed products related to antisense oligonucleotides for treating LCA and method of treatment claims relating to modulation of the splicing of the CEP290 gene product. This license agreement is assigned per December 2023 in connection with the sale of the ophthalmology products, sepofarsen and ultevursen. In consideration for the assignment, the Company has agreed to accept certain royalty obligations upon sepofarsen reaching certain regulatory milestones and net sales of products sold.

In January 2017, the Company entered into an agreement with the Leiden University Medical Center (“LUMC”), which gives us a world-wide, exclusive, royalty-bearing license in the field of Huntington’s disease, under certain patent rights of LUMC regarding antisense oligonucleotide based therapies. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to the HD program. This license was terminated per July 2023.

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

In September 2020, the Company entered into an agreement with Vico Therapeutics B.V., which gives us a world-wide, exclusive, royalty-bearing, sublicensable license in the field of the prophylactic and therapeutic use of antisense oligonucleotide for the treatment of Fuch’s Endothelial Corneal Dystrophy caused by a trinucleotide repeat, under certain patent rights of Vico Therapeutics B.V. In partial consideration of the rights and licenses granted by the license agreement, the Company is required to make annual maintenance payments. Unless terminated earlier in accordance with the terms of the license agreement, the agreement will stay in effect until the expiration of all of the licensed patent rights. The license agreement may be terminated by either party in the event of an uncured breach by the breaching party. Vico Therapeutics B.V. may terminate the license agreement if the Company applies for an order or an order is made declaring the Company bankrupt or granting the Company suspension of payments, or a liquidator is appointed for the Company, or the Company is dissolved, liquidated, or ceases to carry on all or a substantial part of its business or a decision is taken to that effect, or in the event uncured payment defaults. The development of this candidate has been suspended per the strategic shift in focus as announced in August 2022.

(c) Clinical support agreements

On February 9, 2018, the Company entered into an agreement with FFB, under which FFB has provided funding of $ 6.8 million (€ 6.3 million) to advance ultevursen into the clinic.

Pursuant to the terms of the agreement, we were obligated to make certain repayments to FFB subject to development milestones. In December 2023, upon the occurrence of the sale of ultevursen to Théa, these payables were settled by means of a lump-sum payment in the amount of € 1.1 million and a percentage of earn-out payments for milestones and sales to be received by us from Théa, ranging from 5-10%.

(d) Research and development commitments

The Company has research and development commitments, mainly with CRO’s, amounting to € 8,893,000 at December 31, 2023 (2022: € 8,030,000). Of these obligations an amount of € 7,162,000 is due in 2024, the remainder is due in 2 to 5 years.

27. Related-Party Transactions

Details of transactions between the Company and related parties are disclosed below.

(a) Compensation of the Supervisory Board

The remuneration of the supervisory board members in 2023 is set out in the table below:

	2023
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. Dinko Valerio	74	—	76	150
Mr. Antoine Papiernik*	—	—	—	—
Ms. Alison F. Lawton	50	—	76	126
Mr. James Shannon	56	—	76	132
Mr. Bart Filius	49	—	78	127
Ms. Begoña Carreño**	50	—	34	84
Ms. Theresa Heggie***	30	—	241	271
	309	—	581	890

* Mr. Papiernik stepped down from the supervisory board on May 18, 2023.

** Ms. Carreño was elected to the supervisory board on May 18, 2023. The remuneration set forth for Ms. Carreño in the table above covers the period from May 18, 2023 to December 31, 2023.

*** Ms. Heggie was elected to the supervisory board on May 18, 2023. The remuneration set forth for Ms. Heggie in the table above covers the period from May 18, 2023 to December 31, 2023. Ms. Heggie’s share-based payments include the effects of options and RSUs that were granted to her before her reappointment to the supervisory board on May 18, 2023.

The remuneration of the supervisory board members in 2022 is set out in the table below:

	2022
	Short term	Post employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Mr. Dinko Valerio	74	—	104	178
Mr. Antoine Papiernik	—	—	—	—
Ms. Alison F. Lawton	52	—	104	156
Mr. James Shannon	59	—	104	163
Mr. Bart Filius	49	—	104	153
	234	—	416	650

The 2021 remuneration is set out in the table below:

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

In 2023, 2022 and 2021, Mr. Papiernik waived his compensation.

As at December 31, 2023:

●	Mr. Dinko Valerio holds 725,692 ordinary shares in the Company, as well as 192,964 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2023, Mr. Valerio was awarded 22,608 options to acquire ordinary shares at an exercise price of $ 3.41 per option. In 2022, Mr. Valerio was granted 23,931 options to acquire ordinary shares at an exercise price of $ 8.01 per option. In 2021, Mr. Valerio was granted 23,239 options to acquire ordinary shares at an exercise price of $ 4.20 per option. In 2021, Mr. Valerio exercised options to acquire 32,272 ordinary shares.
●	Mr. Antoine Papiernik does not hold any shares or options in the Company. As a managing partner of Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, holder of 2,764,194 ordinary shares, Mr. Papiernik may be deemed to have share voting and investment power with respect to such shares.

●	Ms. Alison F. Lawton holds 205,784 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2023, Ms. Lawton was granted 22,608 options to acquire ordinary shares at an exercise price of $ 3.41 per option. In 2022, Ms. Lawton was granted 23,931 options to acquire ordinary shares at an exercise price of $ 8.01 per option. In 2021, Ms. Lawton was granted 23,239 options to acquire ordinary shares at an exercise price of $ 4.20 per option.
●	Mr. James Shannon holds 61,538 ordinary shares in the Company and 202,044 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2023, Mr. Shannon was granted 22,608 options to acquire ordinary shares at an exercise price of $ 3.41 per option. In 2022, Mr. Shannon was granted 23,931 options to acquire ordinary shares at an exercise price of $ 8.01 per option. In 2021, Mr. Shannon was granted 23,239 options to acquire ordinary shares at an exercise price of $ 4.20 per option.
●	Mr. Bart Filius holds 107,148 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2023, Mr. Filius was granted 22,608 options to acquire ordinary shares at an exercise price of $ 3.41 per option. In 2022, Mr. Filius was granted 23,931 options to acquire ordinary shares at an exercise price of $ 8.01 per option. In 2021, Mr. Filius was granted 23,239 options to acquire ordinary shares at an exercise price of $ 4.20 per option.
●	Ms. Begoña Carreño holds 26,468 options. These options vest in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2023, Ms. Carreño was granted 22,903 options to acquire ordinary shares at an exercise price of $ 3.41 per option. In 2022, Ms. Carreño was granted 3,565 options to acquire ordinary shares at an exercise price of $ 0.95 per option.
●	Ms. Theresa Heggie holds 26,499 ordinary shares in the Company and 334,756 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2023, Ms. Heggie was granted 14,418 options to acquire ordinary shares at an exercise price of $ 1.74 per option. In 2022, Ms. Heggie was granted 159,150 options to acquire ordinary shares at an average exercise price of $ 0.84 per option. In 2021, Ms. Heggie was granted 123,239 options to acquire ordinary shares at an average exercise price of $ 6.25 per option.

(b) Compensation of key management

Our management board is supported by our officers, or senior management. Mr. Daniel de Boer and Mr. Rene Beukema are the statutory directors of the Company. The total remuneration of the management board and senior management in 2023 amounted to € 5,508,000 with the details set out in the table below:

	2023
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total

	(€ in thousands)
Mr. D.A. de Boer[1]	1,167	27	1,245	2,439
Mr. R.K. Beukema[1]	892	23	395	1,310
Management Board	2,059	50	1,640	3,749
Senior Management	1,145	52	562	1,759
	3,204	102	2,202	5,508
1	Short term employee benefits include bonuses for Mr. Daniel de Boer of € 643,000 and for Mr. Rene Beukema of € 481,000 based on goals realized in 2023.

The total remuneration of the management board and senior management in 2022 amounted to € 7,536,000 with the details set out in the table below:

	2022
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total

	(€ in thousands)
Mr. D.A. de Boer[1]	1,295	24	1,145	2,464
Mr. R.K. Beukema[1]	284	10	169	463
Management Board	1,579	34	1,314	2,927
Senior Management	3,980	123	506	4,609
	5,559	157	1,820	7,536
1	Short term employee benefits include a bonus for Mr. Daniel de Boer of € 791,000 and for Mr. Rene Beukema of € 84,000 based on goals realized in 2022. The remuneration set forth for Mr. Beukema in the table above covers the period from July 1, 2022 to December 31, 2022.

The total remuneration of the management board and senior management in 2021 amounted to € 8,128,000 with the details set out in the table below:

	2021
	Short term	Post
	employee	employment	Share-based
	benefits	benefits	payment	Total

	(€ in thousands)
Mr. D.A. de Boer[1]	733	10	1,472	2,215
Management Board	733	10	1,472	2,215
Senior Management	2,938	57	2,918	5,913
	3,671	67	4,390	8,128
1	Short term employee benefits include a bonus for Mr. Daniel de Boer of € 284,000 based on goals realized in 2021.

As at December 31, 2023:

●	Mr. Daniel de Boer holds 705,309 ordinary shares in the Company as well as 4,011,888 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2023, Mr. de Boer was awarded 442,182 options at an exercise price of $ 3.41 per option. In 2022, Mr. de Boer was awarded 1,650,051 options to acquire ordinary shares at an average exercise price of $ 0.76 per option. In 2021, Mr. de Boer was awarded 442,279 options at an exercise price of $ 4.20 per option. These options had a remaining weighted-average contractual life of 6.7 years as at December 31, 2023. At December 31, 2023, Mr. de Boer had not exercised any of the options that were awarded to him.
●	Mr. Rene Beukema holds 460,000 ordinary shares in the Company as well as 1,363,318 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2023, Mr. Beukema was awarded 132,123 options to acquire ordinary shares at an exercise price of $ 3.41 per option. In 2022, Mr. Beukema was awarded 1,000,000 options to acquire ordinary shares at an exercise price of $ 0.66 per option. These options had a remaining weighted-average contractual life of 7.6 years as at December 31, 2023. In 2023, 2022 and 2021, Mr. Beukema did not exercise any of the options that were awarded to him.

ProQR does not grant any loans, advance payments and guarantees to members of the Management and Supervisory Board.

(c) Transactions with Yarrow Biotechnology, Inc.

As described in Note 8. Investments in Associates, the Company, as of October 2023, no longer has significant influence over Yarrow Biotechnology, Inc. Yarrow is therefore, no longer considered a related party as of that point onwards. The Company did not have any transactions with Yarrow in the year ended December 31, 2023. Transactions with Yarrow for the years ended December 31, 2022 and 2021 are described in Note 17. Revenue.

28. Auditor fees

The fees for services provided by our external auditors, KPMG Accountants N.V. for the years ended December 31, 2023, 2022 and 2021, are specified below for each of the financial years indicated:

	2023	2022	2021

	(€ in thousands)
Audit fees	588	512	419
Audit-related fees	—	32	64
	588	544	483

Audit fees consist of aggregate fees for professional services provided in connection with the annual audit of our financial statements. Audit-related fees consist of procedures relating to share offerings, such as comfort letters, as well as consents and review of documents filed with the SEC.

29. Subsequent events

No significant events occurred after the balance sheet date.