Form 20-F
period 2024-12-31
ProQR Therapeutics N.V.
filed 2025-03-13
CIK 1612940

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Ordinary shares, nominal value € 0.04 per share: 105,212,527

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

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

☐ Yes   ⌧ No

Summary of the Material and Other Risks Associated with Our Business

Our business is subject to numerous material risks and uncertainties that you should be aware of in evaluating our business, including those described in Part I, Item 3.D: “Risk Factors” in this Annual Report on Form 20-F, or this Annual Report. These risks include, but are not limited to, the following:

●	We are a biopharmaceutical company with a history of losses. We expect to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability, which could result in a decline in the market value of our ordinary shares.
●	We will require additional capital to fund our operations and if we fail to obtain the necessary financing, we will not be able to complete the development and commercialization of our product candidates.
●	While we were founded in 2012, we announced our plans to refocus our business on our RNA editing platform in 2022, and it may make it difficult to assess the future viability of our business and our strategy.
●	Our business depends in part on the success of our different product candidates, which are currently in different phases of preclinical and clinical development. We cannot be certain that we will be able to successfully complete the clinical development of, obtain regulatory approval for, or successfully commercialize our product candidates.
●	We may not be able to file investigational new drug applications (“INDs”) or IND amendments or similar applications to commence clinical trials of our product candidates on the timelines we expect, and even if we are able to, the U.S. Food and Drug Administration (the “FDA”) or similar foreign regulatory authority may not permit us to proceed.
●	The regulatory approval processes of the FDA, the European Medicines Agency (the “EMA”) and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
●	Failures or delays in the commencement or completion of our preclinical studies or planned clinical trials of our product candidates could result in increased costs to us and could delay, prevent or limit our ability to generate revenue and continue our business.
●	Our RNA technologies are unproven in the disease indications for which they are being developed and tested and may not lead to the development of, or result in, marketable products.
●	Failure to obtain regulatory approval in jurisdictions outside the United States (“U.S.”) and the European Union (“EU”) would prevent our product candidates from being marketed in those jurisdictions.
●	If a collaborative partner terminates or fails to perform its obligations under an agreement with us, the commercialization of our product candidates, if approved, could be delayed or terminated.
●	Our development and commercialization strategy for our product candidates relies in part upon certain patent rights that we license from third parties, and termination of such license could have a materially adverse effect on our business, financial condition, results of operations and prospects.
●	We rely on third-party manufacturers and suppliers and we intend to rely on third parties to produce preclinical, clinical, and, if approved, commercial supplies of our product candidates.
●	If third parties on which we depend to conduct our preclinical- and clinical studies do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development programs could be delayed with materially adverse effects on our business, financial condition, results of operations and prospects.

●	Our collaboration partnerships with pharmaceutical companies are important to our business. If these companies do not successfully develop drugs pursuant to these agreements, our business could be adversely affected.
●	We license patent rights from third-party owners or licensees and if we fail to comply with our obligations in our intellectual property licenses, we could lose rights that are fundamental to our business.
●	Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
●	We or our licensors or any current or future collaborators or strategic partners may become subject to third party claims or litigation alleging infringement of patents or other proprietary rights or seeking to invalidate patents or other proprietary rights, and we may need to resort to litigation to protect or enforce our patents or other proprietary rights, all of which could be costly, time consuming, delay or prevent the development and commercialization of our product candidates, or put our patents and other proprietary rights at risk.
●	Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.
●	We face competition from entities that have developed or may develop product candidates for our target indications. If these companies develop technologies or product candidates more rapidly than we do or their technologies, including delivery technologies, are more effective, our ability to develop and successfully commercialize our product candidates may be adversely affected.
●	Even if we are able to commercialize any of our product candidates, the products may not receive coverage and adequate reimbursement from third-party payors, which could harm our business.
●	Any inability to attract and retain qualified key management and technical personnel would impair our ability to implement our business plan.
●	Members of our Board of Directors (the “Board” or “board”) and our principal shareholders and their affiliates have significant control over our company, which will limit other stakeholders’ ability to influence corporate matters and could delay or prevent a change in corporate control.
●	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
●	Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.
●	The rights and responsibilities of our shareholders are governed by Dutch law and differ in some important respects from the rights and responsibilities of shareholders under U.S. law.

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

Introduction

This document contains information required for the Annual Report on Form 20-F for the year ended December 31, 2024, of ProQR Therapeutics N.V. (the “Annual Report”). Unless the context specifically indicates otherwise, references in this Annual Report to “ProQR Therapeutics N.V.”, “ProQR Therapeutics”, “ProQR”, “we”, “our”, “ours”, “us”, the “Company” and similar designations refer to ProQR Therapeutics N.V., a company organized under the laws of the Netherlands, and where appropriate, its consolidated subsidiaries.

IFRS Based Information

The audited financial statements as at December 31, 2024 and 2023, and for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Non-GAAP Information

In presenting and discussing our financial position, operating results and cash flows, management uses certain non-Generally Accepted Accounting Principles (“GAAP”) financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measure(s).

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

Market, Industry and Other Data

Market data and certain other statistical information used throughout this Annual Report are based on independent industry publications, governmental publications, reports by market research firms or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. In some cases, we do not expressly refer to the sources from which this data is derived. We are responsible for all of the disclosure contained in this Annual Report, and we believe that these sources are reliable. While we are not aware of any misstatements regarding any third-party information presented in this Annual Report, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this Annual Report and in the documents incorporated by reference herein. Some data are also based on our good faith estimates. These and other factors could cause results to differ materially from those expressed in the estimates made by the third parties or by us.

Cautionary Language Regarding Forward-looking Statements

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, that involve substantial risks and uncertainties. The forward-looking statements are contained principally in Part I, Item 4.B “Business Overview,” Part I, Item 3.D. “Risk Factors,” and Part I, Item 5. “Operating and Financial Review and Prospects,” but are also contained elsewhere in this Annual Report. Forward-looking statements can be identified generally as those containing words as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” or the negative of these terms, or other comparable terminology intended to identify statements about the future, although not all forward-looking statements contain these identifying words. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe we have a reasonable basis for each forward-looking statement contained this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements, including in relation to the research and (pre-)clinical development of our RNA editing platform or any of our pipeline programs, to be materially different from our expectations. These forward-looking statements include, without limitation, statements about the following:

●	our development programs, including the cost, timing, plans, results of preclinical studies and clinical trials and other development activities by us and our collaborative partners and therapeutic potential with respect to our product candidates;
●	the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations (“CROs”) and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations;
●	our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer;
●	the potential for future data to alter initial and preliminary results of early-stage clinical trials;
●	the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs, and the ability to successfully submit the necessary applications or to obtain the necessary clearances;
●	our business operations and our ability to secure, maintain and realize the intended benefits of collaborations with partners, including the timing of commencing clinical trials and enrollment of patients and/or healthy volunteers therein;
●	the possible impairment of, inability to obtain, and costs to obtain intellectual property rights;
●	possible safety or efficacy concerns that could emerge as new data are generated in research and development;
●	our ability to attract and retain key scientific and/or management personnel;
●	our other programs and business operations (including Axiomer™ );
●	our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates, if approved;
●	our collaboration with Eli Lilly and Company (“Lilly”) and the intended benefits thereof, including milestone and royalty payments from commercial product sales, if any, from the products covered by the collaboration, as well as the potential of our technologies and product candidates;

●	the accuracy of our estimates of our future revenue, expenses, capital requirements and needs for additional financing;
●	our estimates regarding the market opportunities for our current and future programs and any future product candidates;
●	the impact of global economic and political developments on our business, including rising inflation and capital market disruptions, tariffs (including tariffs that have been or may in the future be imposed by the United States or other countries), trade protection measures or other trade barriers (including further legislation or actions taken by the United States or other countries that restrict trade), economic sanctions and economic slowdowns or recessions that may result from such developments which could harm our research and development efforts as well as the value of our ordinary shares and our ability to access capital markets;
●	the impact on our operations and activities that may be slowed or halted by shortage and/or pressure on supply and logistics on the global market and/or the impact of health epidemics, pandemics and other widespread outbreaks of contagious diseases;
●	general business, financial and accounting risks and risks related to litigation and disputes with third parties; and
●	the other risks and uncertainties, including those listed under the caption “Risk Factors.”

In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are our expectations regarding risks and uncertainties related to the impact of geopolitical developments on our business, operations, strategy, goals and anticipated milestones, including our ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, and our ability to obtain and maintain requisite regulatory approvals and to enroll patients and/or healthy volunteers in our planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings, our reliance on collaborations with third parties, estimating the commercial potential of our development programs and other risks indicated in the risk factors included in this report and other filings with the SEC.

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

We are a biopharmaceutical company with a limited operating history, engaged in the discovery and development of RNA-based therapeutics with our proprietary Axiomer RNA editing platform technology which could be used to develop new product candidates across multiple therapeutic areas. Since our inception in February 2012, we have devoted a significant portion of our resources to the development of our product candidates in inherited retinal disorders, including sepofarsen for Leber Congenital Amaurosis (“LCA”), ultevursen for Usher syndrome, and QR-1123 for autosomal dominant retinitis pigmentosa. Past resources have also been expended for the development of QR-504a for Fuchs endothelial corneal dystrophy, and eluforsen for cystic fibrosis, for which we have ceased making investments, and QR-313 for epidermolysis bullosa, which we have spun off. In August 2022 we announced our strategy to exclusively focus our resources on the development of our RNA editing platform. As a result, we have ended the clinical development of sepofarsen and ultevursen, which we have sold to Laboratoires Théa S.A.S. (“Théa”) in December 2023. We have had significant operating losses since our inception. Our net losses for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 were, € 27,763,000, € 27,735,000 and € 64,204,000, respectively. At December 31, 2024, we had an accumulated deficit of € 427,158,000. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Our RNA editing platform is still in early stages of development and we are subject to the risks of failure inherent in the development of novel technologies and product candidates based on novel technologies.

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

Even if we are able to successfully achieve regulatory approval for our product candidates, we do not know when any of these product candidates will generate revenue for us, if at all. We have not generated, and do not expect to generate, any product revenue for the foreseeable future, and we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development of both RNA editing platform and product candidates, preclinical studies and clinical trials and the regulatory approval process for product candidates. The amount of future losses is uncertain. Our ability to achieve profitability, if ever, will depend on, among other things, our ability to develop product candidates with our RNA editing platform, us or any current or future collaborators successfully developing product candidates, obtaining regulatory approvals to market and commercialize product candidates, manufacturing any approved products on commercially reasonable terms, establishing a sales and marketing organization or suitable third party alternatives for any approved product and raising sufficient funds to finance business activities. If we or any current or future collaborators are unable to develop and commercialize one or more of our product candidates or if sales revenue from any product candidate that receives approval is insufficient, we will not achieve profitability, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our ability to generate revenue from our product candidates also depends on a number of additional factors, including our ability to:

●	successfully complete development activities, including the ongoing and planned preclinical and planned clinical studies for our product candidates;
●	complete and submit New Drug Applications (“NDAs”) to the FDA, Marketing Authorization Applications (“MAAs”) to the EMA, and comparable applications to other regulatory authorities and obtain regulatory approval for indications for which there is a commercial market;
●	set a commercially viable price for any products for which we may receive approval;
●	obtain commercial quantities of our products at acceptable cost levels;
●	develop a commercial organization capable of sales, marketing and distribution for any product that we might intend to sell ourselves in the markets in which we have retained commercialization rights;
●	find suitable partners to help us market, sell and distribute our approved products that we do not intend to sell ourselves in one or more markets;
●	achieve acceptance among patients, clinicians and advocacy groups for any product we develop; and
●	obtain coverage and adequate reimbursement for our products from third parties, including government payors.

In addition, because of the numerous risks and uncertainties associated with product development, including the risk that our product candidates may not advance through development, as has been the case for product candidates for which we have suspended or ceased development activities, or be shown to be not safe and effective for their intended uses, the FDA, the EMA or other regulatory agencies may require additional clinical trials or preclinical studies or impose post-approval requirements for product candidates that do advance through development.

We are unable to predict the timing or amount of increased expenses, or when or if we will be able to achieve or maintain profitability. Even if we are able to complete the processes described above, we anticipate incurring significant costs associated with commercializing our product candidates.

In February, 2018, we entered into an agreement with Foundation Fighting Blindness (“FFB”), under which FFB has provided funding of $ 6.8 million to advance ultevursen into the clinic. Pursuant to the terms of the agreement, we were obligated to make certain repayments to FFB subject to development milestones. In December 2023, upon the occurrence of the sale of ultevursen to Théa, these payables were settled by means of a lump-sum payment in the amount of € 1.13 million and a percentage of earn-out payments for milestones and sales to be received by us from Théa, ranging from 5-10%.

Even if we are able to generate revenues from the sale of any of our product candidates or receive royalties from any of our collaboration partners, we may not become profitable and may need to obtain additional funding to continue operations. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce our operations, which could result in a decline in the market value of our ordinary shares.

We will require additional capital to fund our operations and if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts of cash to conduct further research and development, including with respect to our Axiomer platform, and preclinical testing and clinical trials of our product candidates, to seek regulatory approvals for our product candidates and to launch and commercialize any product candidates for which we receive regulatory approval, including potentially building our own commercial organization to serve the U.S., the EU and certain other markets. As at December 31, 2024, we had € 149,408,000 in cash and cash equivalents. Based on our current operating plans, we believe that such existing cash and cash equivalents will be sufficient to fund our anticipated level of operations into mid-2027. However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with successful development of our RNA editing platform and product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities relating to product candidates. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

●	the preclinical and clinical development plans we establish for our product candidates;
●	the number and characteristics of product candidates that we develop or may in-license;
●	the extent to which we in-license or acquire rights to other products, product candidates or technologies;
●	the number and characteristics of programs that we may pursue in our innovation unit, including the development of RNA editing platform;
●	the achievement of milestones that trigger payments under our existing or future collaboration agreements;

●	our ability to establish collaboration arrangements for the development of our product candidates on favorable terms, if at all;
●	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable foreign regulatory authorities;
●	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;
●	the cost of defending any intellectual property disputes, including patent infringement actions brought by third parties against us or our product candidates;
●	the effect of competing technological and market developments;
●	the cost and timing of completion of commercial-scale outsourced manufacturing activities; and
●	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

We cannot be certain that additional funding will be available on acceptable terms, or at all. For instance, the trading prices for our ordinary shares and for other biopharmaceutical companies have been highly volatile. As a result, we may face difficulties raising capital through sales of our equity or debt securities or such sales may be on unfavorable terms. Similarly, adverse market or macroeconomic conditions or market volatility resulting from global economic developments, geopolitical developments, high inflation, rising interest rates, international tariffs, trade protection measures, economic sanctions, potential for significant changes in U.S. policies or regulatory environment, future public health epidemics or other factors, could materially and adversely affect our ability to consummate an equity or debt financing on favorable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates or one or more of our other research and development initiatives such as our RNA editing platform. In order to raise additional capital, we may seek a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, existing ownership interests may be diluted and the terms of such financings may include liquidation or other preferences that adversely affect the rights of existing shareholders. We also could be required to seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be acceptable or relinquish or license on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves.

While we were founded in 2012, we announced our plans to refocus our business on our RNA editing platform in 2022, and it may be difficult to assess the future viability of our business and our strategy.

We were founded in February 2012 and began operations in May 2012, since which time we have primarily focused our efforts on development activities for our product candidates, including acquiring and developing product and technology rights and entering into collaborations. We have revised our strategy from time to time, including most recently in August 2022 when we announced our plan to focus exclusively on our RNA editing platform, therewith withdrawing from the ophthalmology space. Consequently, any predictions about our future success, performance or viability may not be as accurate as they could be if we had a longer operating history, more experience with research and development initiatives and clinical development or approved products on the market.

We or third parties upon whom we depend may be adversely affected by natural disasters, geopolitical developments and/or global health pandemics, and our business, financial condition and results of operations could be adversely affected.

The occurrence of unforeseen or catastrophic events, including extreme weather events and other natural disasters, man-made disasters, or the emergence of epidemics or pandemics, acts of war, or geopolitical events, such as the ongoing conflict between Russia and Ukraine, depending on their scale, may cause different degrees of damage to the national and local economies, such as recessions, rising interest rates, inflation, fuel prices fluctuations, foreign currency fluctuations, international tariffs, boycotts, curtailment of trade and other business restrictions, and could cause a disruption in our operations and have a material adverse effect on our financial condition and results of operations. Man-made disasters, pandemics, and other events connected with the regions in which we operate could have similar effects. If a natural disaster, health pandemic, or other event beyond our control occurred that prevented us from using all or a significant portion of our office and/or lab spaces, damaged critical infrastructure, such as our manufacturing facilities or our manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations or supplies, it may be difficult for us to continue our business for a substantial period of time.

Increased attention to, and evolving expectations for, environmental, social, and governance (“ESG”) initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors have increasingly focused on ESG practices and have placed increasing importance on the non-financial impacts of their investments. Expectations regarding voluntary ESG initiatives and disclosures may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to improve the ESG profile of the Company, such initiatives may be costly and may not have the desired effect. Moreover, we may not be able to successfully complete such voluntary initiatives due to factors that are within or outside of our control. Even if this is not the case, our actions may subsequently be determined to be insufficient by various stakeholders, and we may be subject to investor or regulator engagement on our ESG efforts, even if such initiatives are currently voluntary.

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us, which could negatively impact our share price as well as our access to and cost of capital. In addition, in recent years “anti-ESG” sentiment has gained momentum across the United States, with several states and Congress having proposed or enacted “anti-ESG” policies, legislation, or initiatives or issued related legal opinions, and the President having recently issued an executive order opposing diversity equity and inclusion (DEI) initiatives in the private sector. Such anti-ESG and anti-DEI-related policies, legislation, initiatives, litigation, legal opinions, and scrutiny could result in us facing additional compliance obligations, becoming the subject of investigations and enforcement actions, or sustaining reputational harm. Therefore, to the extent we take actions that are seen as positive to some investors, other investors may take issue with such actions or face regulatory pressure to refrain from investing in, or divest from, our business. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees, which may adversely impact our operations.

In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. For example, the SEC has published propose rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting. The new climate disclosure rules were the subject of multiple legal challenges, and the SEC voluntarily stayed the climate disclosure rules pending the completion of judicial review. Therefore, it is unknown whether the new rules will go into effect and if they do, whether there will be significant changes. If the new rules go into effect and are not substantially different than the rules adopted by the SEC, we may be required to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. Even if the SEC rules are not adopted, states or ex-U.S. jurisdictions in which we currently or may in the future operate may also have or adopt ESG or climate-related disclosure rules requiring similar or broader disclosure obligations. These and other changes in stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, our business partners may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

Risks Related to the Development and Regulatory Approval of our Product Candidates

Our business depends in part on the success of our programs and product candidates, which are currently in different stages of preclinical and clinical development. We cannot be certain that we will be able to successfully complete the clinical development of, obtain regulatory approval for, or successfully commercialize our product candidates.

Our business depends in part on our ability to develop, secure regulatory approval for and commercialize one or more product candidates, including any product candidates resulting from our initial pipeline programs using our Axiomer technology, including our lead program AX-0810 for Cholestatic Diseases targeting Na-taurocholate cotransporting polypeptide (“NTCP”). However, the development of drug candidates is lengthy, uncertain and expensive, and there can be no assurance that we will achieve such goals. For example, in the past, we have focused our efforts on the development of product candidates in our ophthalmology portfolio and, previously, for cystic fibrosis, none of which we are planning to continue developing at this time. In February 2022, we announced that top-line results from our Phase 2/3 pivotal trial of sepofarsen did not meet its primary endpoint.

In August 2022, we announced our strategy to shift our focus and resources exclusively to the development of our RNA editing platform, ending the clinical development of sepofarsen and ultevursen and ultimately ending all activity related to the broader ophthalmology portfolio. In December 2023, we have sold the assets sepofarsen and ultevursen to Théa, which Théa will further develop.

The clinical trials and manufacturing and marketing of our future product candidates will be subject to extensive and rigorous review and regulation by numerous government authorities in the U.S., the EU and other jurisdictions where we intend to test and, if approved, market our product candidates. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through preclinical testing and clinical trials that the product candidate is safe and effective for use in each target indication, and potentially in specific patient populations, including the pediatric population. This process can take many years and may include post-marketing studies and surveillance, which would require the expenditure of substantial resources beyond our existing funds. Of the large number of drugs in development for approval in the U.S. and the EU, only a small percentage successfully complete the FDA or EMA regulatory approval processes, as applicable, and are commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our research, development and clinical programs, we cannot be certain that any of our product candidates will be successfully developed or commercialized.

In addition, if Théa or a third party collaborator resumes or were to resume the advancement of sepofarsen or ultevursen or QR-1011, or commence new clinical programs of our product candidates in the future, the successful clinical development, regulatory approval and commercialization of any of these product candidates would require additional or new preclinical and clinical testing and substantial additional or new clinical development and regulatory approval efforts before we are permitted to commence their commercialization, if ever. It would be several years before a pivotal trial could be completed for any of such other product candidates, if ever.

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

We are not permitted to market our product candidates in the U.S. or the EU until we receive an NDA approval from the FDA or an MAA approval from the European Commission, respectively, or in any other foreign countries until we receive the requisite approval from such countries. Prior to submitting an NDA to the FDA or an MAA to the EMA for approval of any product candidate, we will need to complete preclinical and toxicology studies, as well as proof-of-concept studies and Phase 1, Phase 2 and Phase 3 clinical trials for such candidate. While we intend to submit marketing applications for our product candidates that successfully complete clinical development, there can be no assurance that we will be able to do so in a timely manner or at all. Successfully initiating and completing clinical programs and obtaining approval of an NDA or an MAA is a complex, lengthy, expensive and uncertain process, and the FDA, the EMA or other comparable foreign regulatory authorities may delay, limit or deny approval of our product candidates for many reasons, including, among others:

●	we may not be able to demonstrate that our product candidates are safe and effective in treating patients to the satisfaction of the FDA or the EMA;
●	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA or the EMA for marketing approval;
●	the FDA or the EMA may disagree with the number, design, size, conduct or implementation of our clinical trials;
●	the FDA or the EMA may require that we conduct additional clinical trials, including pivotal trials;
●	the FDA or the EMA or other applicable foreign regulatory agencies may not approve the formulation, labeling or specifications of our product candidates;
●	the CROs that we retain to conduct our clinical trials may take actions outside of our control that materially adversely impact our clinical trials;
●	the FDA or the EMA may find the data from preclinical studies and clinical trials insufficient to demonstrate that the clinical and other benefits of our products outweigh their safety risks;
●	the FDA or the EMA may disagree with our interpretation of data from our preclinical studies and clinical trials;
●	the FDA or the EMA may not accept data generated at our clinical trial sites;

●	if our NDAs or MAAs, if and when submitted, are reviewed by the FDA or the EMA, as applicable, these regulatory agencies may recommend against approval of our application or may require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;
●	the FDA may require development of a Risk Evaluation and Mitigation Strategy as a condition of approval or post-approval, and the EMA may grant only conditional approval or impose specific obligations as a condition for marketing authorization, or may require us to conduct post-authorization safety studies;
●	the FDA, the EMA or other applicable foreign regulatory agencies may not approve the manufacturing processes or facilities of third-party manufacturers with which we contract; or
●	the FDA or the EMA may change their approval policies or adopt new regulations.

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

In addition to developing our own pipeline of product candidates, we also conduct drug discovery activities for or with collaborators who are also engaged in drug discovery and development, which could include pre-commercial biotechnology companies and large pharmaceutical companies. Under these collaborations, we might provide the benefit of our drug discovery platform and platform experts who identify molecules that have activity against one or more specified targets, among other resources. In consideration, we have received, and might receive in the future, (i) equity investments; (ii) upfront fees; and/or (iii) the right to receive option fees, cash milestone payments upon the achievement of specified development, regulatory, or commercial sales milestones for the drug discovery targets, and potential royalties. Our ability to receive fees and payments and realize returns from our drug discovery collaborations in a timely manner, or at all, is subject to a number of risks, including but not limited to the following:

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

Successful completion of preclinical studies and clinical trials is a prerequisite to submitting an NDA to the FDA or an MAA to the EMA and, consequently, the ultimate approval and commercial marketing of our product candidates. Clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. A product candidate can unexpectedly fail at any stage of clinical development. The historical failure rate for product candidates is high due to scientific feasibility, safety, efficacy, changing standards of medical care and other variables. We do not know whether our future clinical trials will begin or be completed on schedule, if at all, as the commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including, among others:

●	delays in reaching or failing to reach agreement on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	inadequate quantity or quality of a product candidate or other materials necessary to conduct clinical trials;
●	difficulties obtaining Institutional Review Board (“IRB”) or ethics committee approval to conduct a clinical trial at a prospective site or sites, or where applicable, institutional biosafety committee (“IBC”) approval;
●	challenges in recruiting and enrolling patients to participate in clinical trials, including the size and nature of the patient population, the proximity of patients to clinical sites, eligibility criteria for the clinical trial, the nature of the clinical trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;
●	severe or unexpected drug-related side effects experienced by patients in our clinical trials or by individuals using drugs similar to our product candidates;
●	reports from preclinical or clinical testing of other RNA therapies that raise safety or efficacy concerns;
●	difficulties retaining patients who have enrolled in a clinical trial but may be prone to withdraw due to lack of efficacy, side effects, personal reasons or loss of interest; or
●	force majeure events.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the EMA, the IRBs at the sites where the IRBs are overseeing a clinical trial, upon recommendation of a data safety monitoring board (“DSMB”) overseeing the clinical trial at issue, or by other regulatory authorities due to a number of factors, including, among others:

●	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;
●	inspection of the clinical trial operations or trial sites by the FDA, the EMA or other regulatory authorities that reveals deficiencies or violations that require us to undertake corrective action, including the imposition of a clinical hold;
●	unforeseen safety issues, including any that could be identified in our ongoing toxicology studies, adverse side effects or lack of effectiveness;
●	changes in government regulations, administrative actions, or policy;
●	problems with clinical supply materials; and
●	lack of adequate funding to continue the clinical trial.

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

We may from time to time publish results from preclinical studies and clinical trials of our product candidates. Positive results from early-stage clinical trials and preclinical testing of our product candidates in vitro and in vivo may not necessarily be predictive of the results from later-stage clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in preclinical and early-stage clinical trials, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings that emerged while clinical trials were already underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or European Commission approval. If we fail to produce positive results in our clinical trials for any product candidates, the development timeline and regulatory approval and commercialization prospects for those product candidates, and, correspondingly, our business and financial prospects would be materially adversely affected.

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

We are developing an RNA editing platform and a pipeline of product candidates using our proprietary Axiomer RNA editing technology for genetic disorders with unmet need. We believe that editing at the RNA level to, for example, restore the production of functional protein is a unique approach that offers advantages versus small molecule, gene therapy and other therapeutic approaches. However, the scientific research that forms the basis of our efforts to develop product candidates is preliminary, ongoing, and yet to be clinically validated. The mechanism of action of our compounds could be different from what we today hypothesize. Also, we may discover that the molecules that we develop do not possess certain properties required for a drug to be effective, such as the ability to remain stable in the human body for the period of time required for the drug to reach the target tissue or the ability to cross the cell wall and enter into cells within the target tissue for effective delivery. We may spend substantial funds attempting to introduce these properties and may never succeed in doing so. For example, while we have discovered and are developing our novel RNA editing platform and will focus our resources exclusively on this RNA editing platform, there can be no assurance that we will be able to leverage our technology to create viable product candidates to advance into the clinic, or develop those candidates to submit for regulatory approval. In addition, product candidates based on RNA technologies may demonstrate different chemical and pharmacological properties in humans than they do in laboratory studies or animals. Even if our product candidates have successful results in animal studies, they may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems or other existing treatments in unforeseen, ineffective or harmful ways. Our RNA technologies may provoke an unwanted immune response, or immunogenicity, which may neutralize the therapeutic effects of our product candidates and could result in harmful outcomes for patients. As a result, we may never succeed in developing a marketable product, and in turn we may not become profitable and the value of our ordinary shares would decline.

While there are a number of approved therapies based on the oligonucleotide modality, there are no approved therapies based on the editing technology underlying our novel editing mechanism which uses Adenosine Deaminase Acting on RNA (“ADAR”). This may increase the complexity, uncertainty and length of the development and regulatory approval process for our product candidates. Neither we nor any future collaborator may receive approval to market and commercialize any product candidate. Even if we or a collaborator were to obtain regulatory approval, the approval may be for disease indications or patient populations that are not as broad as we intended or may require labeling that includes significant use or distribution restrictions or safety warnings. We or a collaborator may be required to perform additional or unanticipated clinical trials to obtain approval or be subject to post-marketing testing requirements to maintain regulatory approval. If our RNA technology proves to be ineffective, unsafe or commercially unviable, our entire platform and pipeline would have little, if any, value, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to obtain regulatory approval in jurisdictions outside the United States and the European Union would prevent our product candidates from being marketed in those jurisdictions.

In order to market and sell our products in jurisdictions other than the U.S. and the EU, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The regulatory approval process outside the U.S. and the EU generally includes all of the risks associated with obtaining FDA and European Commission approval, but can involve additional testing. We may need to partner with third parties in order to obtain approvals outside the U.S. and the EU. In addition, in many countries worldwide, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the U.S. and the EU on a timely basis, if at all. Even if we were to receive approval in the U.S. or the EU, approval by the FDA or the European Commission does not ensure approval by regulatory authorities in other countries or jurisdictions. Similarly, approval by one regulatory authority outside the U.S. and the EU would not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA or the European Commission. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market. If we are unable to obtain approval of our product candidates by regulatory authorities in other foreign jurisdictions, the commercial prospects of those product candidates may be significantly diminished, and our business prospects could decline.

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

We may seek designation for our Axiomer RNA editing platform as a designated platform technology, but we might not receive such a designation, and even if we do, such a designation may not lead to a faster development, regulatory review or approval process.

We may seek designation for our Axiomer RNA editing platform as a designated platform technology. Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), a platform technology incorporated within or utilized by a drug or biological product is eligible for designation as a designated platform technology if (1) the platform technology is incorporated in, or utilized by, a drug approved under an NDA or biologics license application (“BLA”); (2) preliminary evidence submitted by the sponsor of the approved or licensed drug, or a sponsor that has been granted a right of reference to data submitted in the application for such drug, demonstrates that the platform technology has the potential to be incorporated in, or utilized by, more than one drug without an adverse effect on quality, manufacturing, or safety; and (3) data or information submitted by the applicable person indicates that incorporation or utilization of the platform technology has a reasonable likelihood to bring significant efficiencies to the drug development or manufacturing process and to the review process. A sponsor may request the FDA to designate a platform technology as a designated platform technology concurrently with, or at any time after, submission of an IND for a drug that incorporates or utilizes the platform technology that is the subject of the request. If so designated, the FDA may expedite the development and review of any subsequent original NDA or BLA for a drug that uses or incorporates the platform technology. Even if we believe our Axiomer platform meets the criteria for such designation, the FDA may disagree and instead determine not to grant such designation. In addition, the receipt of such designation for a platform technology does not ensure that a drug will be developed more quickly, be reviewed by the FDA faster, or receive FDA approval. Moreover, the FDA may revoke a designation if the FDA determines that a designated platform technology no longer meets the criteria for such designation.

Our therapeutic candidates are based on a novel mechanism of action, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if at all.

Although we have discovered and are developing our novel RNA editing platform and will focus our resources exclusively on this RNA editing platform, as announced as part of our strategy update in August 2022, there can be no assurance that we will be able to leverage our technology to create viable product candidates to advance into the clinic, or develop those candidates to submit for regulatory approval. In addition, product candidates based on RNA technologies may demonstrate different chemical and pharmacological properties in humans than they do in laboratory studies or animals. Even if our product candidates have successful results in animal studies, they may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems or other existing treatments in unforeseen, ineffective or harmful ways. Our RNA technologies may provoke an unwanted immune response, or immunogenicity, which may neutralize the therapeutic effects of our product candidates and could result in harmful outcomes for patients. As a result, we or our partners may never succeed in developing a marketable product based on our platform, and in turn we may not become profitable and the value of our ordinary shares would decline.

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

We are party to, and we may from time to time in the future pursue, collaborative arrangements for the development and commercialization of product candidates, if approved. We have executed and continue to consider strategic alternatives that include spinouts, out-licensing or collaborative partnerships to develop and commercialize our RNA technologies, including our Axiomer program, or programs. For example, in 2021, we entered into a licensing and research collaboration agreement with Lilly, as amended in 2022, which expanded our collaboration, focused on the discovery, development, and commercialization of potential new medicines primarily in the peripheral nervous system (“PNS”) and central nervous system (“CNS”) and metabolic diseases, and in 2024, we announced a new research partnership with the Rett Syndrome Research Trust (“RSRT”) focused on utilizing Axiomer to develop editing oligonucleotides (“EONs”) targeting an underlying genetic variant that causes Rett syndrome, a rare neurodevelopment disorder, which is included on our pipeline as AX-2402. If any of our collaborative partners in future collaborative arrangements for the commercialization of product candidates or similar arrangements does not devote sufficient time and resources to the collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be materially adversely affected. In addition, if any such collaboration partner were to breach or terminate its arrangements with us, the commercialization of our product candidates could be delayed, curtailed or terminated.

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

We rely on third-party manufacturers and suppliers and we intend to rely on third parties to produce preclinical, clinical and, if approved, commercial supplies of our product candidates.

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

The manufacturing process for a product candidate is subject to FDA, EMA and other foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards such as current Good Manufacturing Practice (“cGMP”). In the event that any of our suppliers or manufacturers fails to comply with such requirements or fails to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture our product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturer or manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA, the EMA or another regulatory authority. The delays associated with the verification of a new manufacturer or manufacturing process could negatively affect our ability to develop product candidates in a timely manner or within budget.

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

Because we have relied and continue to rely on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves a risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. We currently have a relatively small number of employees, which limits the internal resources we have available to identify and monitor our third-party service providers. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected. Even though we carefully manage our relationships with our CROs, there can be no assurance that we will not be impacted by this type of challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects. Regional or single-source dependencies may in some cases accentuate these risks. For example, the pharmaceutical industry generally, and in some instances our collaborators or other third parties depend on China-based suppliers or service providers for certain raw materials, products and services, or other activities. The ability of our collaborators or such other third parties to continue to engage these China-based suppliers or service providers for certain preclinical research programs and clinical development programs could be restricted due to geopolitical developments between the United States and China, including as a result of the escalation of tariffs or other trade restrictions or if the previously proposed federal legislation known as the BIOSECURE Act or a similar law were to be enacted. In any such circumstances, we may not be able to engage a backup or alternative supplier or service provider in a timely manner or at all. This, in turn, could materially and adversely affect our or our collaborators’ ability to manufacture or supply marketed products and product candidates or advance our or our collaborators' preclinical research or clinical development programs, which could materially and adversely affect our business and future prospects.

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

Comparable laws and regulations exist in the countries within the EEA and other countries where we may market our products in the future, including without limitation the United Kingdom (“UK”), Canada and Brazil. Although in the EEA such laws are partially based upon EU law, they may vary from country to country. Both healthcare and industry specific, as well as general EU and national laws, regulations and industry codes constrain, for example, our interactions with government officials and healthcare practitioners, and the handling of healthcare data. Non-compliance with any of these laws or regulations could lead to criminal or civil liability.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, reputational harm, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. If any physicians or other healthcare providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to similar penalties. In addition, the approval and commercialization of any product candidate we develop outside the U.S. will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. All of these could harm our ability to operate our business and our financial results.

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

Under the amended and restated research and collaboration agreement which we entered into with Lilly in December 2022, Lilly has been granted certain exclusive and non-exclusive rights to our Axiomer platform IP to exploit compounds and develop and commercialize products based on this platform. Should Lilly decide not to pursue or be unable to pursue further development and subsequent commercialization, we would not be able to receive milestone payments or royalty revenues associated with this partnership, which could have a substantial impact on our revenue.

Risks Related to Our Intellectual Property

We may become involved in legal proceedings with third parties that infringe our intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

We may from time to time become involved in legal proceedings challenging our intellectual property rights, including with respect to Axiomer. For example, one or more third parties may seek to invalidate these intellectual property rights. Our success will depend in part on our ability to obtain, maintain and enforce patent protection for our inventions. We may not be able to successfully prosecute the patent applications. If patents are issued or granted, we may fail to maintain these patents due to oppositions and/or other post grant procedures initiated by third parties, we may determine not to pursue litigation against other companies that are infringing these patents, or we may pursue litigation in a variety of ways. For example, we currently are facing oppositions in Australia and Europe with respect to patents relating to our Axiomer platform. If we are unsuccessful in defending our patents against these oppositions, we could lose patent protection for Axiomer and product candidates developed thereunder in these jurisdictions. Further, intellectual property rights may not provide us with complete exclusivity in the respective fields, which would allow for third parties to develop competing products and technologies, which could adversely affect our business and harm our prospects.

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

Further, if we were to initiate legal proceedings against a third party to enforce a patent covering one of our products or our technology, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the U.S. and in most European countries, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. PTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or certain aspects of our platform’s technology. Such a loss of patent protection could have a material adverse impact on our business. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without legally infringing our patents or other intellectual property rights.

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

Outside the U.S., particularly in Member States of the EU, the pricing of prescription products is subject to governmental control. In these countries, pricing negotiations or the successful completion of health technology assessment procedures with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Certain countries allow companies to fix their own prices for medicines, but monitor and control company profits. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced Member States, can further reduce prices. In some countries, we or our collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our RNA technology candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any product candidate approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, financial condition, results of operations or prospects could be adversely affected.

Moreover, efforts by governmental and other third-party payors, in the U.S. and abroad, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale, whether by us or a collaborator, of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

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

In addition, other legislative and regulatory changes have been proposed and adopted in the U.S. since the ACA was enacted. For example:

●	The U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. The reductions remain in effect through 2031.
●	The U.S. American Taxpayer Relief Act of 2012 among other things, further reduced Medicare payments to several types of providers.
●	The American Rescue Plan Act of 2021 eliminates the statutory Medicaid drug rebate cap, previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024.
●	Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation.

These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Additionally, there has been increasing legislative and enforcement interest in the U.S. with respect to drug pricing practices. There has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs.

Further, the government has issued regulations and guidance for states to build and submit importation plans for drugs from outside the U.S., pursuant to section 804 of the MMA. CMS has stated that drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If further implemented, importation of drugs from Canada could materially and adversely affect the price we receive for any of our product candidates.

Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed, and the Inflation Reduction Act of 2022 (“IRA”) delayed implementation of the rule until January 1, 2032.

In addition, the IRA includes several provisions that will impact our business to varying degrees, including provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $ 2,000 which began in 2025; impose new manufacturer financial liability on certain drugs in Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the Medicare drug price negotiation program. The effects of the IRA on our business and the healthcare industry in general are not yet known.

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

In the EU, similar political, economic and regulatory developments may affect our, or our collaborators’, ability to profitably commercialize our current or any future products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or Member State level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU Member States have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our, or our collaborators’, ability to commercialize any products for which we obtain marketing approval. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. For example, the U.S. Supreme Court’s June 2024 decision in Loper Bright Enterprises v. Raimondo overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper decision could result in additional legal challenges to regulations and guidance issued by federal agencies, including the FDA, on which we rely. Any such legal challenges, if successful, could have a material impact on our business. Additionally, the Loper decision may result in increased regulatory uncertainty, inconsistent judicial interpretations, and other impacts to the agency rulemaking process, any of which could adversely impact our business and operations.

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

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010 (“Bribery Act”), the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws that apply in countries where we do business and may do business in the future. The Bribery Act, the FCPA and other similar laws generally prohibit us, our senior management, and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. If we were to pursue sales, marketing or distribution activities in the future, we may operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the UK and the U.S., and authorities in the EU, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws, and anti-money laundering laws.

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

In the U.S., engaging in impermissible promotion of our products for off-label uses can also subject us to false claims litigation under federal and state statutes, which can lead to civil and criminal penalties and fines and agreements that materially restrict the manner in which we promote or distribute those products. These false claims statutes include the federal FCA, which allows any individual to bring a lawsuit against a pharmaceutical or medical device company on behalf of the federal government alleging submission of false or fraudulent claims, or causing to present such false or fraudulent claims, for payment by a federal program such as Medicare or Medicaid. If the government prevails in the lawsuit, the individual will share in any fines or settlement funds. These FCA lawsuits against pharmaceutical and medical device companies have led to substantial civil and criminal settlements, including elements such as fines or restitution, agreements to comply with burdensome reporting and compliance obligations, and exclusion from Medicare, Medicaid, and other federal and state healthcare programs. From time to time, legislation is drafted, introduced, passed in Congress and signed into law that could significantly change the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations, guidance, and policies are often revised or reinterpreted by the agency in ways that may significantly affect the manner in which pharmaceutical products are regulated and marketed. If we do not lawfully promote our approved products, we may become subject to such litigation and, if we are not successful in defending against such actions, those actions may have a material adverse effect on our business, financial condition and results of operations.

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

Risks Related to Our Organization, Structure and Operations

Members of our Board and our principal shareholders and their affiliates have significant control over our company, which will limit other stakeholders’ ability to influence corporate matters and could delay or prevent a change in corporate control.

The holdings of the members of our Board and our principal shareholders and their affiliates, represent significant ownership, in the aggregate, of our outstanding ordinary shares (as set out in “Item 7.A. Major Shareholders”). As a result, these shareholders, if they act together, will be able to influence our management and affairs and control the outcome of matters submitted to our shareholders for approval, including the election of members of our Board and any sale, merger, consolidation, or sale of all or substantially all of our assets. These shareholders may have interests, with respect to their ordinary shares, which are different from other investors and the concentration of voting power among these shareholders may have an adverse effect on the price of our ordinary shares. In addition, this concentration of ownership might adversely affect the market price of our ordinary shares by:

●	delaying, deferring or preventing a change of control of our Company;
●	impeding a merger, consolidation, takeover or other business combination involving our Company; or
●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company.

Please see “Item 7.A. Major Shareholders” for more information regarding the ownership of our outstanding ordinary shares by our board and our principal shareholders and their affiliates.

Any inability to attract and retain qualified key management and technical personnel would impair our ability to implement our business plan.

Our success largely depends on the continued service of key management and other specialized personnel. The loss of one or more members of our board or other key employees or advisors could delay our research and development programs and materially harm our business, financial condition, results of operations and prospects. The relationships that our key managers have cultivated within our industry make us particularly dependent upon their continued employment with us. Moreover, we are dependent on the continued service of our technical personnel because of the highly technical nature of our product candidates and technologies and the specialized nature of the regulatory approval process. Because our board and key employees are not obligated to provide us with continued service, they could terminate their employment or services with us at any time without penalty, subject to providing any required advance notice. Our future success will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. It is noteworthy that for 2024 and onwards, given the increased and exclusive focus on the RNA editing technology platform, the fact that we seek to hire and attract personnel in a narrower field puts a higher risk factor on our ability to attract personnel. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.

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

We are subject to a number of laws and regulations relating to privacy and data protection, including, in relation to the EU, the General Data Protection Regulation (EU) 2016/679 (the “EU GDPR”) and, following the UK’s withdrawal from the EU, the EU GDPR as incorporated into UK laws (“UK GDPR” and together with the EU GDPR, “GDPR”). As the regulatory focus on privacy issues continues to increase and worldwide laws and regulations concerning the handling of personal data expand and become more complex (including in relation to privacy, the use of artificial intelligence, the operation of digital platforms, and provision of digital services), we expect that potential risks related to data collection and use within the business may intensify. In addition, new laws or regulations governing privacy, security, the use of artificial intelligence, the provision of digital services, and data protection may be introduced which could apply in future. The nature and extent of such additions and changes in data protection laws or regulations, and the application to, or impact they may have on, the Company, is uncertain.

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

Regulators can impose significant monetary fines for violations of laws and regulations relating to privacy and data protection. For example, non-compliance with certain obligations under the GDPR may result in monetary penalties of up to, the greater of, 4 per cent of the Company’s worldwide turnover in the preceding financial year, or € 20.0 million (£ 17.5 million in the UK), whichever is higher. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. The GDPR, and other changes in laws or regulations associated with the enhanced protection of personal data, mean that the size of potential fines related to data protection and our costs of providing products and services, could result in changes to our business practices, and could prevent us from offering certain services in jurisdictions in which we operate. Although we have implemented contracts, policies and procedures designed to ensure compliance with applicable laws and regulations, there can be no assurance that our employees, contractors, partners, service providers or agents will not violate such laws and regulations or our contracts, policies and procedures. Additionally, public perception and standards related to the privacy of personal data can shift rapidly, in ways that may affect our reputation, the regulators’ approaches to enforcement of existing laws, or influence regulators to enact regulations and laws that may limit our ability to handle personal data or provide certain products and services.

The GDPR, and other applicable data protection laws, also impose restrictions in relation to the international transfer of personal data. For example, in order to transfer data outside of the EEA to a non-adequate country, the GDPR requires us to enter into an appropriate transfer mechanism, and may require us to take additional steps to ensure an essentially equivalent level of data protection. The European Commission has issued standard contractual clauses for data transfers from controllers or processors in the EU (or otherwise subject to the GDPR) to controllers or processors established outside the EU. The new standard contractual clauses require exporters to assess the risk of a data transfer on a case-by-case basis, including an analysis of the laws in the destination country. The UK is not subject to the European Commission’s new standard contractual clauses but has published a UK-specific transfer mechanism, which enables transfers from the UK. The UK-specific mechanism, the “International Data Transfer Agreement”, requires a similar risk assessment of the transfer as the standard contractual clauses. Further, the EU and U.S. have adopted its adequacy decision for the EU-U.S. Data Privacy Framework ("Framework"), which entered into force on July 11, 2023. This Framework provides that the protection of personal data transferred between the EU and the U.S. is comparable to that offered in the EU. This provides a further avenue to ensuring transfers to the U.S. are carried out in line with GDPR. There has been an extension to the Framework to cover UK transfers to the U.S.. The Framework could be challenged like its predecessor frameworks. Implementing new or revised transfer mechanisms or ensuring an essentially equivalent protection may involve additional expense and potentially increased compliance risk. In the event a legislator, government, regulator or court imposes additional restrictions on international transfers, there may be operational interruption in the performance of services for customers and internal processing of employee information. Such restrictions may also increase our obligations in relation to carrying out international transfers of personal data, and incur additional expense and increased regulatory liabilities.

Our failure to comply with U.S. data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

There are numerous laws and legislative and regulatory initiatives at the U.S. federal and state levels as well addressing privacy and security concerns, and some state privacy laws apply more broadly than HIPAA and associated regulations. For example, the California Consumer Privacy Act (“CCPA”), creates individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal information about residents of California. The CCPA requires covered companies to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information. The CCPA went into effect on January 1, 2020, and became enforceable by the California Attorney General on July 1, 2020. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. While there is currently an exception for protected health information that is subject to HIPAA, and clinical trial regulations, as currently written, the CCPA may impact our business activities. There continues to be uncertainty surrounding the enforcement and implementation of the CCPA, exemplifying the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information.

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

Similar consumer privacy laws have passed or come into force in numerous U.S. states. Like the CCPA, these laws grant consumers rights in relation to their personal information and impose new obligations on regulated businesses, including, in some instances, broader data security requirements. In addition, federal and state legislators and regulators have signaled their intention to further regulate health and other sensitive information, and new and strengthened requirements relating to this information could impact our business. At the state level, some states have passed or proposed laws to specifically regulate health information. For example, Washington’s My Health My Data Act, which comes into force in March 2024, requires regulated entities to obtain consent to collect health information, grants consumers certain rights, including to request deletion, and provides for robust enforcement mechanisms, including enforcement by the Washington state attorney-general and a private right of action for consumer claims. At the federal level, the FTC has used its authority over “unfair or deceptive acts or practices” to impose stringent requirements on the collection and disclosure of sensitive categories of personal information, including health information. Moreover, the FTC’s expanded interpretation of a “breach” under its Health Breach Notification Rule could impose new disclosure obligations that would apply in the event of a qualifying breach.

We are increasingly dependent on information technology systems, and our systems and infrastructure face certain risks, including from cyber security incidents or compromises and data leakage, which in turn could lead to a determination that we have failed to comply with applicable data protection and cybersecurity regulations, resulting in a fine or regulatory enforcement action.

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

The increasing use and evolution of technology, including cloud-based computing, and reliance on third parties creates additional opportunities for the unintentional, intentional and/or unauthorized exposure, dissemination, misuse, and/or destruction of confidential information stored in our technology systems, infrastructure, and products. Our computer systems, servers, and other technology systems (and those of third parties that we use) are vulnerable to breakdown, interruption, cyber and other security attacks, system malfunction, unauthorized access, misuse, and other events. Security threats, including cyber and other attacks are becoming increasingly sophisticated, frequent, and adaptive. For example, in February 2021 we experienced an incident in which personnel information was inadvertently made available to company employees broadly. In response, we made the required reports to regulatory authorities and took remedial measures to secure such information systems from unauthorized and unintentional access. Any such vulnerability could compromise our technology systems and infrastructure and could expose personal and/or proprietary information (including sensitive personal information) to unauthorized third parties and/or cause permanent loss of such data. While we have invested in the protection of data and information technology, there can be no assurance that our efforts will prevent or adequately address breakdowns, breaches in our systems compromises or other incidents or ensure compliance with all applicable security and privacy laws, regulations and standards, including with respect to third-party service providers that utilize sensitive personal information, including protected health information on our behalf. We could also suffer strained relationships, increased costs (for security measures, remediation or otherwise), litigation (including class actions and stockholder derivative actions) or other negative consequences (including a decline in stock price) from breaches, cyber and other security attacks, industrial espionage, ransomware, email or phishing scams, malware or other cyber incidents, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers or other business partners. Some cyber security incidents may be very difficult to prevent or adequately address.

Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security incidents, which could result in a material disruption of our product development programs, a determination that we have failed to comply with applicable data protection and cybersecurity regulations, resulting in a fine, and adversely affect our business.

Despite the implementation of security measures, our information technology and other internal infrastructure systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, cyberattacks and unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. The risk of cyber incidents could also be increased by cyberwarfare in connection with the ongoing conflict between Russia and Ukraine and the conflict in Israel, including potential proliferation of malware into systems unrelated to such conflicts. A significant disruption in the availability of our information technology and other internal infrastructure systems could cause interruptions in our collaborations with our partners and delays in our research and development work. For instance, the loss of preclinical or clinical data involving our product candidates could result in delays in our development and regulatory filing efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture our product candidates and will rely on third parties to conduct future clinical trials, and similar events relating to their computer systems could also have similar consequences to our business. To the extent that any disruption or security incident were to result in unauthorized disclosure of, or access to, or accidental or unlawful loss, destruction, alteration of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability, including fines for failure to comply with applicable data protection and cybersecurity regulations, and the development of our product candidates could be delayed.

The use of new and evolving technologies, such as artificial intelligence (“AI”), in our offerings may present risks and challenges that can impact our business including by posing security risks to our confidential information, proprietary information, and personal data.

We continue to build and integrate AI into our offerings, and this innovation presents risks and challenges that could affect its adoption, and therefore our business. The use of certain artificial intelligence technology can give rise to intellectual property risks, including compromises to proprietary intellectual property and intellectual property infringement. Additionally, we expect to see increasing government and supranational regulation related to artificial intelligence use and ethics, which may also significantly increase the burden and cost of research, development and compliance in this area, such as for example in the U.S., the Colorado AI Act which will go into effect on February 1, 2026, and California’s AB 2013, which requires generative AI developers to post information on their websites regarding the data used to train their AI systems. Additionally, in Europe the EU’s Artificial Intelligence Act (“AI Act”) — the world’s first comprehensive AI law — entered into force on August 1, 2024 and, with some exceptions, will begin to apply as of August 2, 2026. This legislation imposes significant obligations on providers and deployers of high-risk artificial intelligence systems, and encourages providers and deployers of artificial intelligence systems to account for EU ethical principles in their development and use of these systems. If we develop or deploy AI systems that are governed by the AI Act, we may be required to adopt higher standards of data quality, transparency, and human oversight, and adhere to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. The rapid evolution of AI will require the application of significant resources to design, develop, test and maintain our products and services to help ensure that AI is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. Our vendors may in turn incorporate AI tools into their own offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information, and adversely impact our business.

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

We face significant operational risks as a result of doing business internationally, such as:

●	fluctuations in foreign currency exchange rates; potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;
●	potential changes to relevant accounting standards, which may impact our reported financial situation and results;
●	being subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
●	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;
●	difficulties in attracting and retaining qualified personnel due to the location of our operations;
●	restrictions imposed by local labor practices and laws of jurisdictions where we have employees on our business and operations, including unilateral cancellation or modification of contracts;
●	rapid changes in global government, adverse market or macroeconomic conditions or market volatility resulting from global economic developments, political or civil unrest or instability, including due to war, international hostilities or terrorism (such as the ongoing conflict between Russia and Ukraine and the conflict in Israel), high inflation, future health epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and
●	tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

If we were to experience any of the difficulties listed above, or any other difficulties, our international development activities and our overall financial condition may suffer and cause it to reduce or discontinue our international operations and market approval efforts.

Inadequate funding for the FDA, other government agencies, or comparable foreign regulatory authorities, or other disruptions to these agencies’ operations, including policy, leadership and personnel changes could prevent new products from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

Currently, federal agencies in the U.S. are operating under a continuing resolution that is set to expire on March 14, 2025. Without appropriation of additional funding to federal agencies, our business operations related to our product development activities for the U.S. market could be impacted. The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies or comparable foreign regulatory authorities on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA, other government agencies or comparable foreign regulatory authorities, including significant leadership, personnel and policy changes, may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If a prolonged government shutdown or other substantial disruption occurs, including as a result of reaching the debt ceiling, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, government shutdown or other substantial disruption of other government agencies, such as the SEC, may also impact our business by delaying review of our public filings, which in turn could delay or frustrate our ability to access the public capital markets. Similar developments at regulators in other countries (including the EMA) could have similar impacts on our applications for marketing approval and on our business.

The investment of our cash and cash equivalents is subject to risks which may cause losses and affect the liquidity of these investments.

As at December 31, 2024, we had € 149,408,000 in cash and cash equivalents. To date, our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of twelve months or less. Savings and deposit accounts generate small amounts of interest income, if any. In 2022, some of our euro savings accounts required us to incur small amounts of interest expenses. In 2024 and 2023, we have generated interest income on our euro and U.S. dollar deposit accounts. Any future investments may include term deposits, corporate bonds, money market funds and government securities, all in accordance with our cash management policy. These investments are subject to general credit, liquidity, market and interest rate risks. For example, interest rates may be negative in the EU. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.

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

Our ability to use our net operating losses (“NOLs” or “tax losses”) in the Netherlands is currently limited and may be further limited. Under Dutch corporate income tax law, effective from January 1, 2022, tax losses may be carried forward indefinitely. However, the offset of losses will be limited in a given year against the first € 1.0 million of taxable profit. For taxable profit in excess of this amount, losses may only be offset up to 50% of this excess. As at December 31, 2024, we had a total of € 437.3 million tax loss carry-forwards available for offset against future taxable profits.

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

The U.S. Congress, the Trump administration, or any new administration may make substantial changes to fiscal, tax, and other federal policies that may adversely affect our business.

In 2017, the U.S. Congress and the Trump administration made substantial changes to U.S. policies, which included comprehensive corporate and individual tax reform. In addition, the Trump administration called for significant changes to U.S. trade, healthcare, immigration and government regulatory policy. With the transition to the Biden administration in early 2021, changes to U. S. policy occurred and since the start of the Trump Administration in 2025, U.S. policy changes have been implemented at a rapid pace and additional changes are likely. Changes to U.S. policy implemented by the U.S. Congress, the Trump administration or any new administration have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business. Until we know what policy changes are made, whether those policy changes are challenged and subsequently upheld by the court system and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them.

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

The trading price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. For example, the price of our ordinary shares, which reached its high record of $ 27.60 per share at the close of the trading on March 16, 2015, decreased as low as $ 0.56 per share at the close of the trading on May 11, 2022. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this Annual Report, these factors include:

●	the results of our preclinical studies and clinical trials;
●	the presentation of data at industry conferences by us and/or our competitors;
●	the responses to any of our INDs with the FDA and any of our clinical trial applications with the competent authorities of the EU Member States;
●	any current or future preclinical studies or clinical trials of our product candidates, including any delays in enrollment rates or timing of these trials;

●	regulatory actions with respect to our products or our competitors’ products;
●	the recruitment or departure of key personnel;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
●	expiration or termination of licenses, research contracts or other collaboration agreements;
●	the timing and cost of, and level of investment in, research and development activities relating to our product candidates, which may change from time to time;
●	results of clinical trials of our competitors;
●	the success of competitive products or technologies;
●	actual or anticipated changes in our growth rate relative to our competitors;
●	regulatory or legal developments in the U.S., the EU and other jurisdictions;
●	developments or disputes concerning patent applications, issued patents or other proprietary rights;
●	the level of expenses related to any of our product candidates or preclinical or clinical development programs;
●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
●	variations in our financial results or those of companies that are perceived to be similar to us;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
●	announcement or expectation of additional financing efforts;
●	sales of our ordinary shares by us, our insiders or our other shareholders;
●	changes in the structure of healthcare payment systems;
●	market conditions in the pharmaceutical and biotechnology sectors; and
●	general economic, industry and market conditions, including the impact of inflation and rising interest rates, and domestic or international political instability.

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

The global credit and financial markets have experienced extreme volatility and disruptions in the past several years, most recently due to the COVID-19 pandemic, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. We believe that the state of global economic conditions remain particularly volatile and uncertain, the impact of fiscal stimulus programs initiated by various governments in response to the pandemic and economic downturn and ongoing supply chain issues and inflationary pressures, but also due to recent and expected shifts in political, legislative and regulatory conditions concerning, among other matters, international trade and taxation, and that an uneven recovery or a renewed global downturn may negatively impact our ability to conduct clinical trials on the scale and timelines anticipated. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions, will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business or political environment or continued unpredictable and unstable market conditions. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the conflict between Russia and Ukraine and the conflict in Israel, terrorism or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts, including the conflict in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. If the current equity and credit markets deteriorate, it may make obtaining any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget. To the extent that our profitability and strategies are negatively affected by downturns or volatility in general economic conditions, our business and results of operations may be materially adversely affected.

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

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our ordinary shares in the public market, the trading price of our ordinary shares could decline. In addition, a substantial number of our ordinary shares subject to outstanding options, issuable upon vesting of outstanding restricted stock units, or reserved for future issuance under our equity incentive plans are or will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

Raising additional capital may cause dilution to our existing shareholders. Further, any future financing arrangements, may restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, existing ownership interests may be diluted and the terms of such financings may include liquidation or other preferences that adversely affect the rights of existing shareholders.

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

We face substantial legal, accounting, administrative and other costs and expenses as a public company. Compliance with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act of 2010, the Dutch Financial Supervision Act and the rules promulgated thereunder, as well as rules of the SEC and Nasdaq and the Dutch Corporate Governance Code (“DCGC”) for example, are expected to result in ongoing increases in our legal, audit and financial compliance costs. The Exchange Act requires, among other things, that we file certain periodic reports with respect to our business and financial condition. We must also comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Complying with Section 404 is costly and management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

We currently do not have an internal audit group, and we will need to continue to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and it may be difficult to recruit and maintain such personnel. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, senior management and employees, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements or other reports on a timely basis, could increase our operating costs and could materially impair our ability to operate our business.

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

Our board is required to assess the effectiveness of our internal controls and procedures annually and, in case we become a domestic filer, we will be required to disclose changes to these controls on a quarterly basis. Our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a PFIC for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. See Item 10.E: “Taxation” for more information.

The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate and may fluctuate considerably given that market prices of technology companies have been especially volatile. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash, including any cash raised pursuant to prior offerings. Based on the average value of our gross assets and composition of our income, we believe that we were not a PFIC for the 2024 taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurance regarding our PFIC status for the current, prior or future taxable years.

We intend to provide the information necessary for U.S. holders to make a “qualified electing fund,” (“QEF”) election if we are treated as a PFIC for any taxable year.

The rights and responsibilities of our shareholders are governed by Dutch law and differ in some important respects from the rights and responsibilities of shareholders under U.S. law.

Our corporate affairs are governed by our articles of association, our internal rules and by the laws governing companies incorporated in the Netherlands. The rights of our shareholders and the responsibilities of both executive and non-executive members of our board under Dutch law are different than under the laws of some U.S. jurisdictions. In the performance of their duties, our board is required by Dutch law to consider the interests of ProQR Therapeutics, its shareholders, its employees and other stakeholders and not only those of our shareholders. Also, as a Dutch company, we are not required to solicit proxies or prepare proxy statements for general meetings of shareholders. Dutch law does not have a regulatory regime for U.S.-style proxy solicitations and, even though Dutch law accommodates voting by proxy, the solicitation of proxies is not a widely used business practice in the Netherlands. In addition, the rights of holders of shares and many of the rights of shareholders as they relate to, for example, the exercise of shareholder rights, are governed by Dutch law and our articles of association and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company.

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either:

●	a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the U.S.; or
●	a majority of our “executive officers” and a majority of our directors may not be U.S. citizens or residents, more than 50% of our assets cannot be located in the U.S. and our business must be administered principally outside the U.S..

If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers.

We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs, would make some activities more time consuming and costly and could necessitate the hiring of additional accounting, financial and legal staff. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board.

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

Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent or frustrate any attempt to replace or remove (members of) of our board.

Certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in our board. These provisions include:

●	the authorization of a class of preferred shares that may be issued to a protection foundation to which we have granted a perpetual and repeatedly exercisable call option;
●	a provision that our board members may only be removed by our general meeting of shareholders by at least a two-thirds majority of votes cast representing more than 50% of our issued share capital (unless the removal was proposed by the board); and
●	a requirement that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our board that has been approved by our board.

In addition, our board needs to act in the interest of our Company, our business and take into account the interests of all our stakeholders, including by promoting the sustainable success of our business and the creation of long term value for us and our business. The board is responsible for determining our strategy and choosing our strategic direction. In doing so and depending on the circumstances they may decide to not entertain a proposed takeover or other strategic proposal, even if the proposal is supported by the majority of our shareholders and/or would create more shareholder value. The board may also use its general authority under Dutch corporate law and the DCGC to not co-operate with a proposal, e.g., by not providing due diligence and or by not cooperating with shareholder proposals to adopt resolutions in a general shareholder meeting that may change our strategy for instance by invoking the maximum 180 days response time set out in the DCGC.

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

As a Dutch company we are subject to the DCGC. The DCGC contains both principles and best practice provisions that regulate the internal affairs of the board and the relation between the board and the shareholders (i.e., the general meeting of shareholders). The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (e.g., because of a conflicting Nasdaq requirement), we are required to give the reasons for such non-compliance.

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

We are incorporated under the laws of the Netherlands. We currently have only limited operations in the United States. Most of our assets are currently located in the Netherlands. The majority of our board and senior management reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or the Company in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on the Company or any of our directors in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

The United States and the Netherlands currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the Netherlands. In order to obtain a judgment which is enforceable in the Netherlands, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in the Netherlands. Such party may submit to the Dutch court the final judgment rendered by the U.S. court. If and to the extent that the Dutch court finds that the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the judgment of the U.S. court, unless such judgment contravenes principles of public policy of the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure (‘Wetboek van Burgerlijke Rechtsvordering’).

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our board members, representatives or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

Item 4: Information on the Company

A. History and Development of the Company

We are a biotechnology company dedicated to changing lives by developing RNA therapies for severe rare and common diseases. We focus on advancing our proprietary Axiomer RNA-editing platform technology.

We were founded in 2012 by Daniel de Boer, Gerard Platenburg, the late Henri Termeer and Dinko Valerio. Since September 18, 2014, our ordinary shares have been listed on Nasdaq. They are currently trading on Nasdaq Capital Market under the ticker symbol “PRQR”. As of December 31, 2024, we had raised € 518.0 million in gross proceeds from our public offerings of shares and private placements of equity securities. In addition, we have received grants, loans and other funding from patient organizations, private lenders and government institutions supporting our programs, including from FFB, RSRT and the Dutch government under the innovation credit program.

Our legal name is ProQR Therapeutics N.V. and we were incorporated in the Netherlands on February 21, 2012. We reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. Our company is registered with the Dutch Trade Register of the Chamber of Commerce (‘handelsregister van de Kamer van Koophandel’) under number 54600790. Our corporate seat is in Leiden, the Netherlands. The address of our headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands, telephone number +31 88 166 7000. Our U.S. office is located at 245 Main Street, Cambridge, MA 02142, USA. The name and address of our agent for service in the United States is Sarah Kiely, 245 Main Street, Cambridge, MA 02142, USA.

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

B. Business Overview

We are a biotechnology company at the forefront of RNA editing innovation, pioneering transformative solutions for diseases with significant unmet medical needs. To achieve this, we are advancing our proprietary Axiomer RNA-editing platform technology developed to harness ADAR to enable precise RNA editing. Our technology has the potential to create a new class of medicines with applicability to a broad range of therapeutic areas. Using our deep RNA expertise and our strong intellectual property position, we are advancing a platform to develop these RNA editing therapeutics, which we call EONs, for a variety of human diseases.

Axiomer uses EONs to mediate single nucleotide changes to RNA with high specificity and durability. Axiomer EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G). This approach can be used to correct an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulate protein expression, or alter a protein so that it will have a new function that helps prevent or treat disease.

Since discovering the Axiomer RNA editing platform technology in 2014, we have established a leading intellectual property estate in the ADAR editing space, defined the design ground rules, and optimized chemistries for therapeutic use.

Our research and development strategy focuses on the use of our Axiomer platform to develop novel RNA editing therapeutics to address diseases with high unmet medical need. We are initially focused on diseases originating in the liver and in the CNS where research into human genetics has shown us that changing the RNA or correcting pathogenic mutations via A-to-I editing may lead to a benefit for patients. Our robust pipeline is strategically centered on addressing high unmet needs in liver and CNS diseases, leveraging validated biomarkers and well-defined clinical endpoints. The lead program we are advancing is AX-0810 for Cholestatic Diseases targeting NTCP. With funding from the RSRT, we are also advancing AX-2402 targeting Methyl CpG binding protein 2 (“MECP2”) mutations for Rett Syndrome, a severe neurodevelopmental disorder. Other pipeline programs include AX-1412 targeting the B4GALT1 gene for Cardiovascular Diseases (“CVDs”), AX-2911 targeting PNPLA3 for Metabolic Dysfunction-Associated Steatohepatitis (“MASH”), as well as a number of additional earlier-stage pipeline programs.

In addition to advancing our wholly-owned pipeline programs, we entered into a global licensing and research collaboration with Lilly in September 2021 where our Axiomer RNA editing platform is being used to progress new drug targets for disorders toward clinical development and commercialization. Initially focused on five targets, the partnership was expanded to ten targets in December 2022, with an option for further expansion to fifteen targets.

We believe the platform has significant potential to yield many additional therapeutic candidates. Thus, we continuously evaluate further opportunities for beneficial collaborations or strategic partnerships to efficiently advance product candidates with the goal of bringing medicines to patients.

Our Strategy

We are advancing Axiomer as a platform to develop a new class of innovative medicines based on ADAR RNA editing, which we believe has the potential to treat a broad range of diseases that currently lack adequate treatment options. Our novel and proprietary RNA editing platform technology, known as Axiomer, use oligonucleotides to edit single nucleotides in the RNA. We believe the Axiomer technology may be applicable to thousands of disease-causing mutations by correcting RNA in genetic diseases. Beyond mutation correction, Axiomer also has the potential to address unmet medical needs in common conditions, by modulating protein expression or altering a protein so that it will have a new function to help prevent or treat diseases. We intend to continue to optimize our platform as we advance to clinical stage and beyond. Key elements of our strategy include:

●	Pipeline: We intend to use this platform to develop novel therapies initially for targets related to liver- and CNS-originating diseases, and beyond. With our Axiomer RNA-editing technology platform, we are advancing AX-0810 for Cholestatic Diseases targeting NTCP as our lead program, as well as AX-2402 targeting MECP2 for Rett Syndrome, AX-1412 for CVDs targeting B4GALT1, and AX-2911 targeting PNPLA3 for MASH as our other pipeline programs.
●	Partnerships: We continue to validate and create value for this platform by selectively pursuing additional licensing, partnering, and other strategic relationships, such as our partnerships with Lilly, and the RSRT.

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

Our Novel Axiomer RNA Editing Technology Platform

Antisense oligonucleotides, (“AONs”), have been used as therapeutics for decades. Our Axiomer RNA editing technology is based on oligonucleotides that are EONs, designed to recruit endogenous, naturally occurring ADAR enzymes as shown in Figure 1a, to make single adenosine-to-inosine (A-to-I) changes in the RNA in a highly specific and targeted manner, as shown in Figure 1b.

Figure 1a (left): RNA editing is a naturally occurring process whereby ADARs perform A to I editing.
Figure 1b (right): ProQR’s Axiomer RNA editing technology platform uses EONs to recruit and direct endogenously expressed ADARs to edit an A to an I in the RNA, which is then translated as a G, allowing highly specific editing.

In vitro and in vivo work indicates that our EONs are generally applicable for the correction of RNA G-to-A mutations. The technology is also designed to modulate protein expression or alter proteins to provide a new function to help prevent or treat disease. With this applicability, we believe Axiomer has the potential to address hundreds of genetic and non-genetic diseases.

Across a range of targets, we have shown both in vitro and in vivo platform proof-of-concept for our Axiomer RNA editing technology platform, in cell models, organoids, and animal models, including relevant higher order species.

Our Pipeline Programs

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

AX-0810 for Cholestatic Diseases targeting NTCP

The liver cells mainly obtain bile acids from the enterohepatic reuptake cycle. The process is primarily carried out by a transporter called NTCP, which takes bile acids from the portal circulation to the liver. Studies show that inhibiting NTCP can improve liver function by reducing the levels of toxic bile acids, improving liver damage markers (fibrosis, cholangiocyte proliferation, Alkaline phosphatase or ALP, alanine transaminase or ALT), and lowering inflammation biomarkers (“cytokines”).

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

Populations in human genetics research with naturally occurring NTCP variants exhibit reduced bile acid uptake in the liver, supporting NTCP modulation as a therapeutic strategy. EON-mediated editing of NTCP introduces the Q68R variant, which disrupts sodium-binding within the NTCP channel, selectively reducing bile acids reuptake without affecting other NTCP function.

Animal models, including humanized mice and non-human primates (“NHPs”) have shown that NTCP modulation through EON-mediated editing leads to hepatoprotective effects, such as reduced bile acids accumulation and improved liver biomarkers, as shown in Figure 2.

Figure 2. EON-mediated editing exhibits consistent editing of NTCP and favorable impact on biomarker in vivo.

As shown in Figure 3, in vivo studies demonstrate that NTCP modulation through EON-mediated editing results in an increase in conjugated bile acids within the plasma, confirming the specificity and efficacy of this therapeutic approach. Additionally, a bile acid challenge assay using Tauro-urso-deoxycholic acid (“TUDCA”) in NHPs demonstrated reduced clearance of bile acids following treatment with Axiomer EON. This outcome, marked by a statistically significant decrease in bile acid elimination rates, underscores the ability of NTCP editing to modulate bile acid effectively.

Figure 3. Proof of concept in NHP demonstrated via bile acid profile and TUDCA elimination.

We believe these findings have established a robust preclinical proof of concept for AX-0810, further supporting its clinical translation. AX-0810 has been optimized for enhanced potency and stability, with regulatory-enabling activities underway. A first-in-human clinical trial is scheduled for 2025, subject to regulatory authorization, featuring a placebo-controlled, single- and multiple-dose design across healthy volunteers. The study aims to measure a twofold increase in plasma bile acid levels and a favorable shift in bile acid profiles. We expect to share topline data from this trial in Q4 2025.

Based on its mechanism of action, we believe AX-0810 may have the potential to modify the course of Cholestatic Diseases, delay or prevent complications such as cirrhosis and liver failure, and alleviate associated symptoms. Furthermore, NTCP and bile acids play a pivotal role in a broad spectrum of diseases, providing substantial opportunities to extend beyond Cholestatic Diseases. For example, NTCP modulation may hold significant potential for addressing certain metabolic disorders such as obesity and CNS diseases, highlighting our approach as a potentially transformative solution across multiple therapeutic domains.

AX-2402 for Rett Syndrome targeting MECP2

Rett Syndrome overview

Rett Syndrome is a rare and debilitating neurodevelopmental disorder, affecting approximately 350,000 people worldwide, predominantly girls. Rett Syndrome is characterized by apparently normal psychomotor development during the first six to 18 months after birth, followed by a period of developmental stagnation, then a regression in language and motor skills, followed by long-term relative stability. During the phase of regression, affected patients develop repetitive, stereotypic hand movements that replace purposeful hand use. Additional symptoms include gait ataxia and apraxia, seizures, tremors, episodic apnea and/or hyperpnea, gastrointestinal issues, scoliosis and musculoskeletal problems, anxiety and sleep issues and bruxism.

Mutations in the MECP2 gene are the primary cause of the disorder. Located on the X chromosome, MECP2 encodes the methyl-CpG-binding protein 2, which plays a critical role in regulating gene expression and maintaining normal brain development and function. In individuals with Rett Syndrome, mutations in MECP2 disrupt the function of this protein, leading to abnormal gene expression patterns and impairments in neural circuitry.

Limitations of the Current Treatment Landscape

Currently, there are no approved treatments for Rett Syndrome. Traditional treatments involve multidisciplinary care, including physical therapy, occupational therapy, speech therapy, and medications to address specific symptoms such as seizures, breathing irregularities, and gastrointestinal issues. Supportive measures, such as nutritional management and assistive devices, also play a significant role in maintaining health and mobility. In recent years, however, the treatment landscape has evolved with promising advances in targeted therapies, including our RNA editing approach.

AX-2402 for Rett Syndrome targeting MECP2

AX-2402 is being developed for individuals with Rett syndrome who have the R270X mutation in MECP2 gene, and is based on ProQR’s proprietary Axiomer RNA editing platform. The AX-2402 program utilizes EONs to correct the R270X nonsense mutation, restoring physiological MECP2 expression levels. We believe Axiomer EONs can target many mutations beyond R270X that collectively impact a large segment of the Rett population.

As the data show in Figure 4, preclinical data demonstrated 80% editing efficiency in patient-derived cells carrying the R270X mutation. Typically, the R270X mutation introduces a premature termination codon (“PTC”), which triggers nonsense-mediated decay (“NMD”) and reduces MECP2 mRNA levels. Axiomer's editing approach recodes the PTC and also inhibits NMD, resulting in increased MECP2 RNA levels and increased R270W MECP2 protein levels.

Figure 4. In vitro EON mediated editing of MECP2 in patient cells increases mRNA levels and restores protein expression supporting the potential of AX-2402 for Rett Syndrome.

In December 2024, we announced an expansion of our partnership with the RSRT. Building on the initial $ 1.0 million research grant announced in January 2024, the expanded partnership includes an additional $8.2 million in funding from the RSRT, for a total of $ 9.2 million. The funding will support the advancement of AX-2402 into clinical trials. Lead EON optimization is currently ongoing with the objective to select a clinical candidate for AX-2402 in 2025, and initiate clinical trial in 2026, with topline data readout anticipated in 2026.

AX-1412 for Cardiovascular Disease targeting B4GALT1

Cardiovascular Disease overview

CVDs are a group of health conditions that affect the heart and blood vessels, such as atherosclerosis which can lead to severe problems like heart attacks, heart failure, and stroke. The World Health Organization (“WHO”) has identified unhealthy diet, physical inactivity, tobacco use, and excessive alcohol consumption as major behavioral risk factors for heart disease and stroke, increasing intermediate risk factors including but not limited to high blood pressure, cholesterol, glucose levels, and obesity.

CVDs remain the leading cause of death globally, accounting for approximately 18 million deaths annually, or 32% of all global deaths, according to a report by the WHO in 2021. In the United States, the American Heart Association estimates that by 2035, more than 130 million adults will have some form of CVD.

Current Treatment Landscape and Limitations

CVD treatment involves taking medications to lower cholesterol and blood pressure levels. Current treatments including statins, ezetimibe, and PCSK9 inhibitors primarily are used to lower LDL cholesterol levels. Other treatments, such as ANGPTL3 inhibitors, decrease the residual risk of heart disease in patients with high LDL cholesterol levels. Despite advances in therapeutic options, a substantial unmet medical need persists. For example, less than 35% of Americans with high LDL cholesterol levels reach their target levels recommended by guidelines. CVD events still occur even when LDL cholesterol levels meet clinical goals. Many patients also struggle to continue taking their medications long-term, with less than 50% of patients taking their LDL-lowering medicines 2 years after a CVD event. Additionally, 5 to 10% of patients cannot tolerate high doses of statins, primarily due to muscle aches. This underscores the need for innovative approaches, such as our RNA editing therapeutic strategy.

AX-1412 for Cardiovascular Disease targeting B4GALT1

AX-1412 represents a potential targeted approach to RNA editing of B4GALT1 that leads to a promising strategy for protecting against CVDs by simultaneously lowering levels of LDL-c and fibrinogen. Recent gene-based analysis has shown that rare protective variants changing protein activity and predicted deleterious missense variants in B4GALT1 are associated with a decreased risk of coronary artery disease. Additionally, a particular missense variant (p.Asn352Ser) in the beta-1,4-galactosyltransferase 1 B4GALT1 gene is prevalent in the Amish population and associated with lower levels of LDL-c and CVDs, and a 36% reduction in coronary artery disease risk.

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

Preclinical studies using an industry standard mouse model, which closely mimics human lipid metabolism, have demonstrated the ability of AX-1412 to edit B4GALT1, with biomarker improvements, including significant reductions in total cholesterol, LDL cholesterol, fibrinogen, and ApoB levels. While initial studies employed lipid nanoparticle (LNP) delivery systems, further work to optimize for GalNAc conjugated delivery is underway to align with the target product profile for CVD conditions. We expect to provide an update on GalNAc optimization of AX-1412 in mid-2025.

Assuming regulatory authorization to conduct clinical development, we intend to advance AX-1412 targeting B4GALT1 to early clinical proof of concept stage, then following successful demonstration of clinical proof of concept following an initial trial, we would seek to partner this program.

AX-2911 for Metabolic Dysfunction-Associated Steatohepatitis targeting PNPLA3

MASH overview

MASH is a progressive and highly prevalent liver disease that poses a severe global health challenge. Characterized by liver inflammation, fibrosis and fat accumulation, MASH can lead to life-threatening complications, including cirrhosis and hepatocellular carcinoma.

Current Treatment Landscape and Limitations

Despite its widespread impact, currently there are no approved treatment therapies specifically for MASH, and management primarily relies on lifestyle modifications such as weight loss, dietary changes, and exercise, alongside treatments for associated conditions like diabetes and dyslipidemia. Investigational therapies including FXR agonists, PPAR agonists, and antifibrotic agents, are in development, but have yet to achieve regulatory approval. This lack of effective treatments highlights the significant unmet medical need, reinforcing the importance of innovative approaches like AX-2911 to address the root causes of MASH.

AX-2911 for MASH targeting PNPLA3

The AX-2911 program uses the Axiomer editing platform to address MASH by targeting the PNPLA2 (patatin-like phospholipase domain containing 3) gene, which has been strongly implicated in the pathogenesis of MASH, particularly the I148M variant, which is present in 20-60% of affected individuals and disrupts lipid metabolism in the liver. By editing the PNPLA3 I148M variant to a 148V (valine) variant, AX-2911 aims to restore wild-type protein functionality and address the root cause of MASH.

Preclinical studies of AX-2911 have demonstrated restoration of normal lipid metabolism, over 50% editing efficiency, and reduction in lipid droplet size, providing validation of its therapeutic potential. We intend to commence development activities for AX-2911 in 2025, including to select a development candidate for this program and initiate clinical trial in 2026, with topline data readout anticipated in 2026.

Our Earlier-Stage/Discovery Programs

We have multiple other early-stage research programs ongoing that target additional diseases with our Axiomer EON approach, including AX-1005 for undisclosed targets in CVD, AX-0601 for obesity and Type 2 diabetes, AX-9115 for rare metabolic conditions, additional programs in Rett Syndrome, additional CNS programs, and multiple other unnamed targets and programs in our discovery pipeline.

Our Partnership Strategy

Our business strategy is to develop and ultimately commercialize a broad pipeline of RNA therapies based on our Axiomer RNA editing platform technology. We are initially focused on developing an internal pipeline and we believe there is broad applicability of the platform and as part of the strategy to advance Axiomer, we have entered into, and expect to enter into additional collaboration and licensing agreements as a means of obtaining funding and capabilities to advance programs based on Axiomer.

A global licensing and research collaboration with Lilly focuses on the discovery, development, and commercialization of potential new medicines for genetic disorders using our Axiomer RNA editing technology with a focus on CNS and PNS. The partnership, formed in 2021, initially focused on up to five targets. In December 2022, the partnership was expanded to up to ten targets, with an option for an additional five targets. Under the terms of the agreements, we received $ 125.0 million upfront from Lilly and would be paid an additional $ 50.0 million if Lilly exercises the option for five additional targets. We are also eligible to receive up to approximately $ 3.75 billion in milestones, as well as royalties on potential product sales.

In December 2024, we announced an expansion of our partnership with the RSRT. Building on the initial $ 1.0 million research grant announced in January 2024, the expanded partnership includes an additional $ 8.2 million in funding from the RSRT, for a total of $ 9.2 million. The funding will support the advancement of AX-2402 targeting MECP2 for Rett Syndrome into clinical trials.

We believe the Axiomer platform holds significant further potential for strategic transactions.

Ophthalmology Assets

In August 2022, we made the decision to exclusively focus our strategy on the advancement of our Axiomer RNA editing technology and to partner our ophthalmology programs. In December 2023, we announced that we had completed a transaction divesting the late stage ophthalmic assets sepofarsen and ultevursen to Théa who will continue the development of these therapies for patients with LCA10 and Usher Syndrome. Under the terms of the agreement, ProQR received an initial payment of € 8.0 million and may be eligible for up to € 165.0 million in further development, regulatory, and commercial earn-out payments upon related achieved milestones, as well as double-digit royalties based on commercial sales in the U.S. and EU. In December 2024, Sepul Bio, a business unit of Théa, announced the first clinical participant was dosed in LUNA, a Phase 2b clinical study of ultevursen for Usher Syndrome (Type 2a gene).

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

Human Capital Resources

We believe in passion and commitment and have built a strong team of ProQRians from all walks of life and over 24 different nationalities, who are up to the challenge and committed to make a difference for the patients we serve. We actively create a caring atmosphere, in which we love to work and maintain productive and happy lives. At ProQR, we foster empowerment, self-development, creativity, and a sense of community.

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

External collaborators contracted for the execution of our in vivo preclinical studies, also known as CROs, are selected based on their expertise, quality and accreditations for laboratory animal care and welfare. CRO facilities are audited by us prior to contracting to ensure that the housing, husbandry and welfare of animals complies with the highest international standards. Personnel responsible for housing, husbandry and the care of animals must have received adequate and relevant documented education.

Manufacturing and Supply

We do not own or operate GxP manufacturing facilities to produce clinical or commercial drug product. Historically manufacture of drug substance and drug product for clinical use was outsourced to approved vendors under service agreements.

Currently, manufacture of small scale non-GxP drug substance and drug product batches to support the discovery and initial pre-clinical phase of the Axiomer platform are manufactured in our in-house laboratories. As the portfolio progresses, larger scale batches and those intended for clinical use will be manufactured at approved vendors under phase-appropriate service agreements.

Our vendor management strategy will ensure that we have sufficient capacity to meet the demands of the portfolio now and in the future. The contract manufacturing organizations selected to manufacture our product candidates under cGMP conditions are assessed and audited to ensure that they meet the extensive regulations in areas including technical expertise, facility and equipment management, documentation, data integrity, manufacturing processes and controls, personnel, quality control and quality assurance.

Intellectual Property

We strive to protect our technology platform and our product candidates through a variety of approaches, including obtaining and maintaining patent and trade secret protection for our current and future technology platforms, our product candidates as well as their methods of use and processes for their manufacture, and any other inventions or discoveries that are commercially important to our business. We seek to obtain domestic and international patent protection and endeavor to promptly file patent applications or in-license patent rights relating to new, commercially valuable inventions to expand our intellectual property portfolio.

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

PCT/EP2015/080347 – Granted in Australia (AU 2022201266), Brazil (BR 112017011510-7), Canada (CA 2,968,336), China (ZL 201580069286.1), Europe (EP 3234134 B1; opposition/appeal), Israel (IL 252386), India (IN 452659), Japan (JP 6718872), New Zealand (NZ 732182), South Africa (ZA 2017/03464) and the U.S. (US 10,676,737; US 11,781,134). Pending in Europe (divisional application) and the U.S. (continuation application). The term of any patents resulting from these applications would be expected to extend to at least 2035.

PCT/EP2017/065467 – Granted in Australia (AU 2017281497), Israel (IL 263332), Japan (JP 7074345), South Korea (KR 10-2418185) and the U.S. (US 10,988,763; US 11,649,454; US 12,018,257). Pending in Canada, China, Europe, New Zealand, and the U.S. (continuation application). The term of any patents resulting from these applications would be expected to extend to at least between 2037.

PCT/EP2017/071912 – Granted in China (CN 110352244 B), Europe (EP 3507366 B1; opposition/appeal), Japan (JP 2019-511856), New Zealand (NZ 751483), South Korea (KR 10-2501980), South Africa (ZA 2019/01016) and the U.S. (US 10,941,402; US 11,851,656; US 12,203,072). Allowed in Australia (pending opposition) and Israel. Pending in Canada, India, and the U.S. (continuation application). The term of any patents resulting from these applications would be expected to extend to at least between 2037.

PCT/EP2018/051202 – Granted in the U.S. (US 11,274,300). Pending in Europe. The term of a patent resulting from this application would be expected to extend to at least between 2038.

PCT/EP2019/062163 – Pending in Australia, Canada, Europe, Japan, New Zealand, and the U.S. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2039.

PCT/EP2020/051931 – Pending in Australia, Europe, New Zealand, and the U.S. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2040.

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

PCT/US2020/037580 – Granted in South Africa (ZA 2021/09497). Allowed in China. Pending in Australia, Canada, Europe, Israel, India, Japan, New Zealand, and the U.S. We filed this application together with The Regents of the University of California as a co-applicant. In the Axiomer program we are working together with Dr. Peter Beal of the University of California, Davis, CA, USA. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2040.

PCT/EP2020/087767 – Pending in Australia, Canada, Europe, Japan, and the U.S. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2040.

PCT/EP2021/070535 – Pending in Australia, Canada, Europe, Japan, and the U.S. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2041.

PCT/EP2023/053503 – Pending in Europe and the U.S. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2043.

PCT/EP2023/069612 – Pending in Australia, Canada, Europe, Japan, New Zealand, and the U.S. We filed this application together with The Regents of the University of California as a co-applicant. In the Axiomer program we are working together with Dr. Peter Beal of the University of California, Davis, CA, USA. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2043.

PCT/EP2023/069609 – Pending in Europe and the U.S. We filed this application together with The Regents of the University of California but all rights have been assigned to us. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2043.

PCT/EP2023/079290 – PCT pending. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2043.

PCT/EP2023/082797 – PCT pending. Co-pending in (non-PCT states) Taiwan and Argentina. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2043

PCT/EP2023/084865 – PCT pending. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2043

PCT/EP2023/083678 – PCT pending. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2043

PCT/EP2024/051278 – PCT pending. We filed this application together with the Freie Universität Berlin (FUB) as a co-applicant. In the Axiomer program we are working together with Dr. Alexander Weng of the FUB. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2044

PCT/EP2024/054190 – PCT pending. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2044.

PCT/US2024/021210 – PCT pending. Co-pending in (non-PCT states) Taiwan and Argentina. We filed this application together with Eli Lilly & Company as co-applicant, with whom we are working together under the Lilly licensing and research collaboration agreement, as amended in 2022. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2044.

PCT/EP2024/057800 – PCT pending. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2044.

PCT/EP2024/058159 – PCT pending. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2044.

PCT/EP2024/066520 – PCT pending. Co-pending in (non-PCT states) Taiwan and Argentina. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2044.

Patent Rights Relating to Our Trident Program

With regard to our TRIDENT program, we filed an international patent application (PCT/US2019/024282) in 2019 directed to AONs that are applicable for nucleotide-specific pseudouridylation. A patent was granted in Israel (IL 277472), Japan (JP 7478923), South Africa (ZA 2020/05217), the U.S. (US 11,866,702), and in Europe (EP 3775210 B1). Applications are currently pending in Australia, Canada, China, India, New Zealand, and the U.S. (continuation application). In the TRIDENT program we are working together with Prof. Yi-Tao Yu at the University of Rochester, NY, USA. The term of any patents resulting from these applications would be expected to extend to at least 2039. In addition, two of our employees contributed to an invention with an application number PCT/US2024/025581 – PCT pending, with the University of Rochester as applicant.

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

License Agreements

In February 2019, we entered into an agreement with the University of Rochester, New York, which gives us a world-wide, exclusive, royalty-bearing, sublicensable license in the field of AONs for use in nucleotide specific RNA editing through pseudouridylation, under certain patent rights of University of Rochester. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to the Trident program. The royalties payable under this license agreement are in the low single digits.

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

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”), and its implementing regulations and other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests, animal studies and formulation studies according to GLP regulations;

●	manufacture of the drug product in accordance with cGMP regulations;

●	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

●	performance of adequate and well-controlled human clinical trials according to Good Clinical Practice, or GCP, regulations to establish the safety and efficacy of the proposed drug for its intended use;

●	preparation and submission to the FDA of a new drug application, or NDA;

●	payment of user fees for FDA review of an NDA;

●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP;

●	satisfactory completion of an FDA audit of clinical trial sites to assess compliance with GCP; and

●	review and approval by the FDA of the NDA.

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

Under FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a marker, such as a measurement of laboratory or clinical signs of a disease or condition that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of post-approval clinical trials sometimes referred to as Phase 4 trials to confirm the effect on the clinical endpoint. Further, under the FDORA, the FDA may require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval for failure to conduct required post-approval studies with diligence, or to confirm a clinical benefit during post-marketing studies. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

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

Rare Pediatric Disease Priority Review Voucher

The FDA may grant rare pediatric disease designation for indications in the treatment or prevention of a rare disease or condition that affects fewer than 200,000 individuals in the United States and that is a serious or life-threatening disease that primarily affects individuals aged from birth to 18 years, including age groups often called neonates, infants, children and adolescents. Under the FDCA, a sponsor who receives approval of an NDA for a product that is for the prevention or treatment of a rare pediatric disease and meets certain additional criteria, may qualify for a rare pediatric disease priority review voucher (“PRV”). A PRV can be redeemed to receive priority review under an expedited timeframe for a subsequent marketing application for a different product. A PRV may also be sold or transferred from the initial sponsor to another sponsor and may be further transferred any number of times before it is used. Under the current statutory sunset provisions, FDA may only award a voucher for an approved rare pediatric disease product application if the sponsor has received rare pediatric disease designation for the drug or biologic by December 20, 2024. The FDA may not award any rare pediatric disease PRVs after September 30, 2026. It is possible the authority for FDA to award rare pediatric disease PRVs will be further extended by Congress, however.

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

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (“ANDA”), or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of exclusivity in the United States. Pediatric exclusivity, if granted, provides an additional six months to an existing regulatory exclusivity or patent term. This six-month exclusivity, which runs from the end of other regulatory exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric clinical trial that fairly responds to an FDA-issued “Written Request” for such a clinical trial.

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

Pediatric Information

Under the Pediatric Research Equity Act of 2003, as amended, NDAs or supplements to NDAs must contain data adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDCA requires that a sponsor who is planning to submit a marketing application for a drug product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan (“PSP”), within sixty days of an end-of-Phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of data or full or partial waivers. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-

upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials, and/or other clinical development programs.

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

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, ACA, contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

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

Other Healthcare Laws and Compliance Requirements

If we obtain regulatory approval of our products, we will be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business in the U.S. and applicable privacy legislation outside of the U.S., such as the GDPR in the EU and the UK. The laws that may affect our ability to operate include:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, or recommendation of, an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. The term remuneration has been interpreted broadly to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback statute is violated. Violations are subject to significant civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, a claim submitted for payment to any federal healthcare program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between biopharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, and on November 20, 2020, the Office of Inspector General, or OIG, finalized further modifications to the federal Anti-Kickback Statute;

●	federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA and civil monetary penalty laws which impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement or record to avoid, decrease or conceal an obligation to pay money to the federal government. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery or settlement. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes federal criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements or using or making any false or fraudulent document in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA fraud provisions without actual knowledge of the statute or specific intent to violate it;

●	the federal transparency laws, including the provision of the ACA referred to as the federal Physician Payment Sunshine Act, that requires applicable manufacturers of covered drugs to disclose payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician providers (such as physician assistants and nurse practitioners), and teaching hospitals and physician ownership and investment interests;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information on certain covered healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their respective business associates;

●	Federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;

●	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

●	the General Data Protection Regulation (EU) 2016/679 in the EU, which has been also been incorporated into UK’s laws, which includes among other obligations and requirements on: (i) when and how an organization can collect and rely upon consent obtained from an individual to process their personal data; (ii) the provision of information to individuals relating to the processing of their personal data; (iii) how to notify personal data breaches to competent data protection authorities and/or individuals; and (iv) may include additional requirements in relation to the processing of certain categories of data (i.e. “sensitive information” or special category data), which includes health data, data revealing racial or ethnic origin, and genetic data.

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

In March 2010, the ACA was enacted, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. biopharmaceutical industry. The ACA imposes a significant annual fee on companies that manufacture or import branded prescription drug products. It also contains provisions intended to broaden access to health insurance, reduce or constrain the growth of health care spending, enhance remedies against healthcare fraud and abuse, establish transparency requirements for the healthcare and health insurance industries, and impose additional health policy reforms, any of which could negatively impact our business. Among other things, it subjects biological products to potential competition by lower-cost biosimilars, expands the types of entities eligible for the 340B drug discount program, introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. The ACA is likely to continue the downward pressure on pharmaceutical and medical device pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

Since its enactment, there have been judicial, Congressional and executive challenges to certain aspects of the ACA, including efforts to repeal or replace the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA.

In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the ACA was enacted. For example:

●	The U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. The reductions remain in effect through 2031.
●	The U.S. American Taxpayer Relief Act of 2012 among other things, further reduced Medicare payments to several types of providers.
●	The American Rescue Plan Act of 2021 eliminates the statutory Medicaid drug rebate cap, previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024.
●	Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation.

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

Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed, and the IRA delayed implementation of the rule until January 1, 2032.

In addition, the IRA includes several provisions that will impact our business to varying degrees, including provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $ 2,000 which began in 2025; impose new manufacturer financial liability on certain drugs in Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the Medicare drug price negotiation program. The effects of the IRA on our business and the healthcare industry in general are not yet known.

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

Regulation in the European Union

Product development, the regulatory approval process, and safety monitoring of medicinal products and their manufacturers in the EU proceed in much the same manner as they do in the United States. Therefore, many of the issues discussed above apply similarly in the context of the EU. In addition, medicinal products are subject to the extensive price and reimbursement regulations of the various EU Member States.

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

Following the end of the Brexit transition period, the Medicines and Healthcare products Regulatory Agency (“MHRA”), the UK medicines regulator, continues to authorize clinical trials in the UK. The UK has implemented the now-repealed Clinical Trials Directive into national law through the Medicines for Human Use (Clinical Trials) Regulations 2004 (as amended). The extent to which the regulation of clinical trials in the UK will mirror the EU Regulation in the long term is not yet certain, however on December 12, 2024, the UK government introduced a legislative proposal - the Medicines for Human Use (Clinical Trials) (Amendment) Regulations 2024 - that, if implemented, will replace the current regulatory framework for clinical trials in the UK. The legislative proposal aims to provide a more flexible regime to make it easier to conduct trials in the UK, increase the transparency of clinical trials conducted in the UK and make clinical trials more patient centered. The UK government has provided the legislative proposal to the UK Parliament for its review and approval. Once the legislative proposal is approved (with or without amendment), it will be adopted into UK law which is expected in early 2026.

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

Acceptance into the PRIME scheme is based on the applicant’s ability to demonstrate that the medicine has potential to benefit patients with unmet medical needs based on early clinical data. Applicants from the academic sector and micro-, small- and medium-sized enterprises can apply earlier on the basis of compelling non-clinical data and tolerability data from initial clinical trials.

Once a candidate medicine has been selected for PRIME, the EMA will:

●	appoint a rapporteur from the Committee for Medicinal Products for Human Use (“CHMP”) or from the Committee for Advanced Therapies (“CAT”) for an advanced therapy, to provide continuous support and help to build knowledge ahead of a MAA;
●	organize a kick-off meeting with the CHMP/CAT rapporteur and a multidisciplinary group of experts, so that they provide guidance on the overall development plan and regulatory strategy;
●	assign a dedicated contact point;
●	provide scientific advice at key development milestones, involving additional stakeholders such as health-technology-assessment bodies, to facilitate quicker access for patients to the new medicine; and
●	confirm potential for accelerated assessment at the time of an application for marketing authorization.

Marketing Approval

Marketing approvals under the EU regulatory system may be obtained through a centralized or national procedure. The centralized procedure results in the grant of a single marketing authorization that is valid for all—currently 27—EU Member States and in the additional Member States of the EEA (Iceland, Liechtenstein and Norway).

The UK ceased to be a Member State of the EU on January 31, 2020. Further information on the marketing authorization regime in the UK is included in the Marketing Approval in the United Kingdom – Post-Brexit Regime section below.

Pursuant to Regulation (EC) No. 726/2004, as amended, the centralized procedure is mandatory for certain types of products, including products designated as orphan medicinal products pursuant to Regulation (EC) No. 141/2000, medicines produced by biotechnological processes, advanced-therapy medicinal products (gene-therapy, somatic cell-therapy or tissue-engineered medicines), and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The CHMP also has the discretion to permit other products to use the centralized procedure if they contain a new active substance, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

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

EU legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No. 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, innovative medicinal products approved on the basis of a complete and independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents applicants for authorization of generics or biosimilars of these innovative products from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU, during a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted and authorized, and the innovator’s data may be referenced, but no generic or biosimilar medicinal product can be placed on the EU market until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder (“MAH”), obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a compound is considered to be an innovative medicinal product, so that the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained a marketing authorization based on an MAA with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.

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

Marketing Approval in the United Kingdom – Post-Brexit Regime

Now that the UK has left the EU, the MHRA is the UK’s stand-alone medicines and medical devices regulator, taking any decisions and carrying out any functions which were previously carried out at the EU-level by the EMA.

The UK is no longer covered by the EU’s procedures for the grant of marketing authorizations and a separate marketing authorization is required to market products in the UK.

On January 1, 2024, a new international recognition framework was put in place, under which the MHRA may have regard to decisions on the approval of marketing authorizations made by the EMA and certain other regulators when considering an application for a UK marketing authorization. The MHRA also has the power to have regard to marketing authorizations approved in EU Member States through decentralized or mutual recognition (but not purely national procedures) procedures, with a view to granting marketing authorizations in the UK.

On February 27, 2023, the UK government and the European Commission announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the “Windsor Framework”. The Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, and the medicines aspects of the Windsor Framework have applied since January 1, 2025. This new framework fundamentally changes the previous system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the UK. In particular, the MHRA is responsible for approving all medicinal products destined for the UK market (Great Britain and Northern Ireland) and the EMA no longer has any role in approving medicinal products destined for Northern Ireland under the EU’s centralized procedure. A single UK-wide marketing authorization will be granted by the MHRA for all novel medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. In addition, the new arrangements require all medicines placed on the UK market to be labelled “UK only”, indicating they are not for sale in the EU.

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

Regulation (EC) No. 847/2000 sets out further provisions for implementation of the criteria for designation of product as an orphan medicinal product. An application for the designation of a product as an orphan medicinal product must be submitted at any stage of development of the product before filing of an MAA.

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

A separate process for orphan designation applies in the UK. Currently, the requirements for orphan designation in UK largely mirror those in the EU (save that they apply to the UK market only – e.g. if the prevalence of the condition is no more than five in ten thousand persons in UK). The main difference to the EU system is that there is no pre-marketing authorization orphan designation in Great Britain. Instead, the MHRA will make a decision on orphan status at the time it decides whether to approve the MAA.

As in the EU, medicinal products with orphan status will benefit from up to ten years of market exclusivity from the date of first approval of the product in the UK.

Manufacturing and Manufacturers’ License

Pursuant to Directive (EU) 2017/1572, as transposed into the national laws of the Member States, the manufacturing of investigational medicinal products and approved medicinal products is subject to a separate manufacturer’s license and must be conducted in strict compliance with GMP requirements, which mandate the methods, facilities, and controls used in manufacturing, processing, and packing of products to assure their safety and identity. Manufacturers must have at least one qualified person permanently and continuously at their disposal in the EU. The qualified person is ultimately responsible for certifying that each batch of finished product released onto the market has been manufactured in accordance with GMP and the specifications set out in the marketing authorization or investigational medicinal product dossier. GMP requirements are enforced through mandatory registration of facilities and inspections of those facilities. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

The provisions of Directive (EU) 2017/1572, as transposed in the UK, have generally been preserved in the UK following the end of the Brexit Transition Period (subject to applicable amendments to ensure its effective operation in the post-Brexit context). The UK-EU Trade and Cooperation Agreement also contains provisions relating to the mutual recognition of GMP inspections and documentation.

Advertising

In the EU and the UK, the promotion of prescription medicines is subject to intense regulation and control, including EU and national legislation as well as self-regulatory codes (‘industry codes’). Advertising legislation inter alia includes a prohibition on direct-to-consumer advertising of prescription only medicines. All prescription medicines advertising must be consistent with the product’s approved summary of product characteristics, and must be factual, accurate, balanced and not misleading. Advertising of prescription medicines pre-approval or off-label is not allowed. Some jurisdictions require that all promotional materials for prescription medicines be subjected to either prior internal or external regulatory review and approval.

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

Reform of the Regulatory Framework in the European Union

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). The European Commission has provided the legislative proposals to the European Parliament and the European Council for their review and approval, and, in April 2024, the European Parliament proposed amendments to the legislative proposals. Once the European Commission’s legislative proposals are approved (with or without amendment), they will be adopted into EU law.

C. Organizational structure

At December 31, 2024, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

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

Item 5: Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements, including the notes thereto, included elsewhere in this Annual Report. The following discussion is based on our financial statements prepared in accordance with IFRS as issued by the IASB which might differ in material respects from GAAP in the United States. In addition to historical financial information, the following discussion and analysis includes forward-looking statements that involve risks, uncertainties and assumptions. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results and timing may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under Item 3.D: “Risk Factors” and elsewhere in this Annual Report.

A. Operating Results

Overview

To date, we have financed our operations primarily through our initial public and follow-on offerings, and private placements of equity securities, convertible loans, licensing and research collaborations and to a lesser extent through funding from patient organizations and governmental bodies, such as Rijksdienst voor Ondernemend Nederland (“RVO”).

In December 2022, the Company issued 9,381,586 shares to Lilly pursuant to the amended and restated licensing and research collaboration between the Company and Lilly, resulting in gross proceeds of € 14,122,000, with no significant transaction costs. In February 2023, ProQR also received an upfront payment of € 56,412,000.

In September 2024, the Company filed a shelf registration statement on Form F-3, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units, and (b) as part of $ 300,000,000, the issuance and sale by the Company of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold under a sales agreement (the “sales agreement”) with Cantor Fitzgerald & Co. (“Cantor”) in one or more at-the-market (“ATM”) offerings. The Company will pay Cantor a commission equal to 3% of the gross proceeds of the sales price of all ordinary shares sold through Cantor as sales agent under the sale agreement. As of December 31, 2024, no shares have been issued pursuant to this ATM facility.

In October 2024, the Company consummated an underwritten public offering of 18,000,000 ordinary shares (the “Offering”) at a public offering price of $ 3.50 per share (the “public offering price”). In addition, the Company granted the underwriters a 30-day option to purchase up to 2,700,000 additional ordinary shares at the public offering price, less underwriting discounts and commissions. The option was partially exercised on October 31, 2024, resulting in the issuance of 1,940,072 shares. The gross proceeds from the Offering and subsequent partial exercise of the underwriters’ option, amounted to $ 69,790,000 (€ 64,600,000) while the transaction costs amounted to approximately € 4,365,000, resulting in net proceeds of approximately € 60,235,000.

Concurrently with the Offering, the Company entered into a share purchase agreement with Lilly in a separately negotiated transaction (the “concurrent private placement”), pursuant to which the Company agreed to offer and sell, and Lilly agreed to purchase, 3,523,538 ordinary shares at a price per share equal to the public offering price, for total gross proceeds of approximately $ 12,300,000, subject to a purchase price cap of $ 15,000,000, the consummation of the Offering and the satisfaction of other customary closing conditions. The proceeds of $ 12,300,000 million (€ 11,400,000) from the concurrent private placement were received on October 25, 2024. The ordinary shares purchased in the concurrent private placement are not subject to any underwriting discounts or commissions.

In December 2024, we announced an expansion of our research partnership with RSRT. Building on the initial $ 1.0 million research grant announced in January 2024, the expanded partnership includes an additional $ 8.2 million in funding from RSRT, for a total of $ 9.2 million. As part of the expanded partnership, the Company issued warrants to RSRT to purchase up to 2,144,772 ordinary shares at a fixed price of $ 3.73.

At December 31, 2024, we had cash and cash equivalents of € 149,408,000. In 2024, our revenues consist of non-refundable upfront fees and milestone payments in connection with collaboration and license agreements. To date, we have not generated any revenues from royalties or product sales. Based on our current plans, we do not expect to generate royalty or product revenues for the foreseeable future.

We have generated losses since our inception in February 2012. For the years ended December 31, 2024, 2023 and 2022, we incurred net losses of € 27,763,000, € 27,735,000, and € 64,204,000, respectively. At December 31, 2024, we had an accumulated deficit of € 427,158,000. We expect to continue incurring losses for the foreseeable future as we invest in our Axiomer platform and continue our preclinical studies of our product candidates.

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for financial years beginning on or after January 1, 2024 that had a material impact on our financial statements.

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning on January 1, 2024 and have not been applied in preparing these consolidated financial statements. None of these are expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions. The Company does not plan to adopt these standards early.

Foreign Private Issuer Exemptions

As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, although we intend to report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. We may also present financial statements pursuant to IFRS instead of pursuant to U.S. GAAP. Furthermore, although the members of our board will be required to notify the Dutch Authority for the Financial Markets (“AFM”) of certain transactions they may undertake, including with respect to our ordinary shares, our senior management, directors and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

Financial Operations Overview

Revenue

Revenues to date have consisted principally of non-refundable upfront fees and research and development service fees in connection with collaboration and license agreements.

Other Income

Other income mainly consists of the net proceeds from the Company’s divestment of its late-stage ophthalmic intellectual property assets, sepofarsen and ultevursen, to Théa, and grant income from government-related organizations and charities. (Government) Grants are recognized in other income in the same period in which the related research and development expenses are recognized.

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

Our research and development expenses in 2024, 2023 and 2022 primarily related to the following key programs:

●	Axiomer

Research and development expenses relating to our Axiomer platform, including expenses relating to the work performed under our research and collaboration agreement with Lilly, primarily consist of salaries, costs for production of the preclinical compounds and costs paid to CROs for our preclinical studies. Other significant costs are our internal laboratory costs, including laboratory consumables and allocated housing expenses, as well as consultancy costs in support of our research and development activities for Axiomer.

●	Sepofarsen for the treatment of LCA

In 2022 and 2021, the research and development costs relating to sepofarsen primarily consisted of salaries and costs paid to CROs for clinical studies, including statistical analyses, and manufacturing of process performance qualification drug substance batches as well as (pre-)commercial drug product batches. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in support of our research and development activities. In 2023, costs related to sepofarsen were limited.

●	Ultevursen for the treatment of Usher syndrome

In 2022 and 2021, the research and development costs relating to ultevursen primarily consisted of salaries, costs paid to CROs for managing the clinical study, costs for statistical analyses and manufacturing of process performance qualification drug substance batches. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in support of our research and development activities. In 2023, costs related to ultevursen were limited.

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. Research and development expenses are expected to increase as we continue our joint research projects with Lilly and our investments in the Axiomer platform, while progressing our internal pipeline targets towards clinical development.

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

Since our IPO in September 2014 we have incurred additional costs associated with operating as a public company. These public company-related expenses include costs of additional personnel, additional legal fees, accounting and audit fees, board of directors’ liability insurance premiums and costs related to investor relations. We expect that our general and administrative expenses will remain fairly stable in upcoming years.

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

Financial Income and Expense

To date, our cash and cash equivalents have been deposited primarily in savings and short-term deposit accounts. Savings and deposit accounts generate interest income (or a limited amount of interest expenses in 2022). In 2024, 2023 and 2022 we held deposits in both euro and U.S. dollars.

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

Results related to financial liabilities measured at fair value through profit or loss

Results related to financial liabilities measured at fair value through profit or loss (“FVTPL”) represent changes in the fair value of derivative financial instruments since their initial recognition. In 2024, 2023 and 2022, these derivative financial instruments consist of conversion options and warrants issued in connection with our convertible loans and partnership agreements. Following the extinguishment of convertible loans in the third quarter of 2022, the related conversion options have been derecognized. The warrants issued to the convertible loan issuers have not yet expired at December 31, 2024 and therefore have not been derecognized. The warrants related to partnership agreements were issued in 2024.

Income Tax

Due to the operating losses incurred since inception, the Company has no income tax provisions as at December 31, 2024. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have not yet recognized any deferred tax asset related to operating losses.

Results of Operations

Comparison of the periods ended December 31, 2024 and 2023

The following table sets forth our results of operations for the periods indicated.

	Year ended December 31,
	2024	2023	Change

	(€ in thousands)
Revenue	18,905	6,514	12,391
Other income	640	3,011	(2,371)
Research and development costs	(36,356)	(25,148)	(11,208)
General and administrative costs	(13,661)	(16,236)	2,575
Operating result	(30,472)	(31,859)	1,387
Financial income	3,251	2,593	658
Financial expense	(1,084)	(1,458)	374
Results related to associates	—	—	—
Gain on disposal of subsidiary	—	92	(92)
Results related to derecognition of financial liabilities	—	1,866	(1,866)
Results related to financial liabilities measured at FVTPL	345	953	(608)
Corporate income taxes	197	78	119
Net loss	(27,763)	(27,735)	(28)

Revenue

In 2024, we realized revenue from our license and research collaboration agreement with Lilly amounting to € 18,905,000 (2023: € 6,514,000). The increase in Lilly revenue is due to new projects under the Lilly collaboration and milestones reached in 2024.

Other income

In 2024, other income consisted primarily of grant income from RSRT that focuses on utilizing Axiomer to develop EONs targeting an underlying genetic variant that causes Rett syndrome. No such income was recognized in 2023.

In 2023, other income consisted primarily of the net proceeds from the Company’s divestment of its late-stage ophthalmic intellectual property assets, sepofarsen and ultevursen, to Théa. No such income was recognized in 2024.

Research and development costs

Research and development costs amounted to € 36,356,000 for the year ended December 31, 2024 compared to € 25,148,000 for the year ended December 31, 2023. These costs were primarily related to the development of our Axiomer platform, including costs incurred under the Lilly collaboration in 2024 and 2023, and investments in our own pipeline targets.

Our research and development expenses are highly dependent on the development phases of our product candidates.

The increase in research and development costs in the year ended December 31, 2024, compared to the year ended December 31, 2023, was due to higher outsourced research and development activities and higher employee benefits (including share-based compensation) in 2024 compared to 2023 related to our joint research projects with Lilly, increased investments in our own pipeline targets and our investments in the Axiomer platform. In addition, in 2024 there was higher allocation of general and administrative costs to research and development costs due to a higher number of employees working in research and development, as compared to 2023. The increase was partially offset by wind-down costs of CROs for the Phase 2/3 clinical trials for ultevursen in 2023 but not in 2024.

General and administrative costs

General and administrative costs amount to € 13,661,000 for the year ended December 31, 2024 and € 16,236,000 for the year ended December 31, 2023. The decrease in general and administrative costs in the year ended December 31, 2024 compared to the year ended December 31, 2023 is primarily attributable to higher allocation of general and administrative costs to research and development costs due to a higher number of employees working in research and development in 2024 as compared to 2023.

Financial income

We had financial income of € 3,251,000 for the year ended December 31, 2024, as compared to € 2,593,000 for the year ended December 31, 2023. The financial income mainly reflects interest income earned on cash and cash equivalents in 2024 and 2023.

Financial expenses

Financial expenses amounted to € 1,084,000 for the year ended December 31, 2024, as compared to € 1,458,000 for the year ended December 31, 2023. The decrease in 2024 compared to 2023 is mainly due to lower interest expenses in 2024 due to the partial repayment of the Innovation Credit loan from RVO in 2023.

Results related to derecognition of financial liabilities

In 2024, results related to derecognition of financial liabilities were nil (2023: € 1,866,000). In 2023, results related to the waiver agreements that ProQR’s subsidiary Amylon Therapeutics B.V. (“Amylon”) entered into with all of its lenders. Such lenders’ loan agreements with Amylon are severed and any claims to repayment of any outstanding debt and accumulated interest are renounced.

Results related to financial liabilities measured at fair value through profit or loss

Results related to financial liabilities measured at FVTPL amounted to a gain of € 345,000 for the year ended December 31, 2024, as compared to a gain of € 953,000 for the year ended December 31, 2023. These results relate to fair value changes in our derivative financial instruments, consisting of issued warrants. The gains in 2024 and 2023 were due to the decrease in the fair value of warrants, mainly due to the decrease in ProQR’s share price.

Comparison of the periods ended December 31, 2023 and 2022

Reference is made to our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 13, 2024, for a comparison of the periods ended December 31, 2023 and 2022.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through our initial public and follow-on offerings, our ATM facility and private placements of equity securities, convertible loans, licensing and research collaborations and to a lesser extent through funding from patient organizations and governmental bodies, such as RVO.

Cash and Funding Sources

The table below summarizes our main sources of financing for the years ended December 31, 2024, 2023 and 2022.

	Equity	Lilly Upfront and
	Capital	Milestone Payments	Total

	(€ in thousands)
Year ended December 31, 2022	14,122	—	14,122
Year ended December 31, 2023	—	56,412	56,412
Year ended December 31, 2024	71,635	5,096	76,731
Total	85,757	61,508	147,265

Equity capital

In 2024 our funding consisted of Offering of 18,000,000 ordinary shares and the respective option that resulted in additional issuance of 1,940,072 ordinary shares, at the public offering price of $ 3.50 per share. The gross proceeds from the Offering and subsequent partial exercise of the underwriters’ option, amounted to $ 69,790,000 (€ 64,600,000) while the transaction costs amounted to approximately € 4,365,000, resulting in net proceeds of approximately € 60,235,000.

Concurrently with the Offering, we entered into the concurrent private placement with Lilly pursuant to which we agreed to offer and sell, and Lilly agreed to purchase, 3,523,538 ordinary shares at a price per share equal to the public offering price. The net proceeds from the concurrent private placement amount to approximately € 11,400,000.

We issued shares in 2022 and 2024. Our share issuances are set out in more detail in Note 13 (a) to the financial statements as included elsewhere in this Annual Report.

As at December 31, 2024 our outstanding shares totaled 105,212,527. The following items may result in future dilution for our shareholders:

●	1,054,010 treasury shares held by the Company, which can be used for all general purposes including option exercises under the equity incentive plan, as amended in May 2024;
●	1,444,379 treasury shares held by the ESOP foundation, which can be used for option exercises under the equity incentive plan, as amended in May 2024;
●	15,781,879 shares authorized for issuance for future grants under the equity incentive plan, as amended in May 2024;
●	679,628 warrants held by former convertible debt holders;
●	2,144,772 warrants held by RSRT.

If all of the above items were converted into shares at December 31, 2024, the number of outstanding shares would be 126,317,195.

Convertible loans and government borrowing

We received convertibles loans and government borrowing in 2021. Our convertible loans and government borrowings are set out in more detail in Note 14 to the financial statements as included elsewhere in this Annual Report.

Lilly upfront and milestone payments
In 2024, our sources of funding included the receipt of milestone payments amounting to $ 5,500,000 (€ 5,096,000) under the collaboration agreement with Lilly. In 2023, we received the upfront payments under the collaboration agreement with Lilly, which are reflected in changes in working capital. In 2022, we did not receive upfront payments from Lilly. For more details refer to Note 17 to the financial statements included elsewhere in this Annual Report.

Cash Flows

The table below summarizes our statement of cash flows for the years ended December 31, 2024 and 2023.

	Year ended December 31,
	2024	2023	Change

	(€ in thousands)

Net cash (used in) / generated by operating activities	(36,393)	21,548	(57,941)
Net cash (used in) / generated by investing activities	(4,073)	4,278	(8,351)
Net cash generated by / (used in) financing activities	70,276	(2,275)	72,551
Net increase / (decrease) in cash and cash equivalents	29,810	23,551	6,260
Currency effect cash and cash equivalents	673	599	74
Cash and cash equivalents at the beginning of the period	118,925	94,775	24,150
Cash and cash equivalents at the end of the period	149,408	118,925	30,483

Net cash used in operating activities amounted to € 36,393,000 in the year ended December 31, 2024, whereas net cash generated by operating activities amounted to € 21,548,000 in the year ended December 31, 2023. Total operating costs increased by € 8,633,000 in 2024 compared to 2023, which had a negative impact on net cash generated by operating activities In addition, the Company experienced a net positive cash flow from operating activities in 2023 mainly because of the receipt of the Lilly up-front payment of € 56,412,000 in February 2023.

Net cash used in investing activities in the year ended December 31, 2024 is mainly driven by purchases of laboratory equipment and other fixed assets of € 1,418,000. In addition, in 2024 ProQR paid the remaining portion of costs of € 2,655,000 related to the transaction with Théa. Net cash generated by investing activities in the year ended December 31, 2023 is mainly driven by the divestment of our late-stage ophthalmic intellectual property assets, sepofarsen and ultevursen, to Théa. Under the terms of the agreement, ProQR received an initial payment of € 8,000,000 and incurred cash outflows directly related to the transaction amounting to € 2,351,000 in 2023, leading to a net cash inflow from the Théa transaction of € 5,649,000 in 2023. This is partly offset by net investments in laboratory equipment and other fixed assets amounting to € 1,311,000, leading to net cash generated by investing activities of € 4,278,000 in 2023.

Net cash generated by financing activities amounted to € 70,276,000 in the year ended December 31, 2024 and consists of the net proceeds from the offering of € 60,235,000 and the share sale to Lilly of € 11,400,000. The cash inflows were offset by repayments of the lease liability for the Company’s Leiden headquarters. In 2023, net cash used in financing activities included repayments of the lease liability for the Company’s Leiden headquarters amounting to € 1,621,000 and the partial repayment amounting to € 1,008,000 of the Innovation Credit loan from RVO.

Reference is made to our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 13, 2024, for a comparison of the periods ended December 31, 2023 and 2022.

For a description of our financial commitments, see below.

Funding Requirements

Our material cash requirements from known contractual and other obligations include contractual commitments to repay borrowings, lease liabilities, and trade and other payables. In 2025, such cash requirements include the following undiscounted amounts:

●	Borrowings amounting to € 4,872,000
●	Lease liabilities amounting to € 2,114,000
●	Trade and other payables amounting to € 10,343,000

Beyond 2025, our cash requirements include the following undiscounted amounts:

●	Lease liabilities amounting to € 12,682,000

We expect that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into mid-2027. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our present and future funding requirements will depend on many factors, including, among other things:

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

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022

	(€ in thousands)
Purchases of tangible fixed assets	1,203	1,371	708

Purchases of tangible fixed assets primarily consist of investments in laboratory equipment. Such investments decreased in 2024 compared to 2023 as the investments of the Company were focused on outsourced research and development activities instead of its in-house oligonucleotide manufacturing capacity.

Commitments

Our commitments consist of rent, patent license agreements, clinical support agreements, research and development commitments.

Refer to Notes 25 and 26 to the financial statements as included elsewhere in our Annual report and Item 4.B: “Business Overview” for more details on our commitments.

C. Research and Development

See Item 4.B: “Business Overview” and Item 5: “Operating and Financial Review and Prospects”.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on the Company’s net income, profitability, liquidity or capital resources, or that caused the reported financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see Item 5.A: “Operating results”.

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

Item 6: Directors, Senior Management and Employees

A. Directors and Senior Management

We have a one-tier governance structure with the board of directors as the ultimate decision-making body. Our board is supported by our senior management. Our management team is comprised of our executive directors together with our senior management (“Management Team”). Below is a summary of relevant information concerning our board members and senior management.

Board of Directors

The following table sets forth information with respect to each of our board members and their respective dates of birth. The terms of office of all our board members expire according to a rotation schedule drawn up by our board. The business address of our board members is our registered office address at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

Our board is currently composed of the following members:

Name	Date of Birth	Position	Member Since	Term Expires
James Shannon. M.D.	June 5, 1956	Non-executive director (Chairman)	June 21, 2016 and chairman since May 22, 2024	2026
Dinko Valerio, Ph.D.	August 3, 1956	Non-executive director	January 1, 2014	2026
Alison F. Lawton	September 26, 1961	Non-executive director	September 17, 2014	2026
Bart Filius	July 5, 1970	Non-executive director	May 21, 2019	2027
Begoña Carreño, Ph.D.	December 13, 1971	Non-executive director	May 18, 2023	2027
Theresa Heggie	November 17, 1960	Non-executive director	May 18, 2023	2027
Martin Maier, Ph.D.	October 31, 1965	Non-executive director	May 22, 2024	2028
Daniel de Boer	April 12, 1983	Chief Executive Officer and Executive director	February 21, 2012	2026
René Beukema	March 26, 1964	Chief Corporate Development Officer and General Counsel and Executive director	June 30, 2022	2026
Gerard Platenburg, Ph.D.	February 24, 1964	Chief Scientific Officer and Executive director	May 22, 2024	2028

All of our non-executive directors are independent under applicable Nasdaq standards and all of them are independent under the DCGC, with the exception of Ms. Theresa Heggie. Ms. Heggie was, prior to her appointment on our (former: supervisory) board in 2023, employed by ProQR as Chief Commercial Officer and Chief Operations Officer. Having been employed by the Company within three years prior to the date hereof, Ms. Heggie does not qualify as independent under applicable Nasdaq standards. Having been employed by the Company within five years prior to her appointment on our (former: supervisory) board, Ms. Heggie does not qualify as an independent under the DCGC. We do not intend to follow Nasdaq’s requirements regarding Nasdaq Listing Rule 5605(b)(2), which mandates that independent directors must meet at regularly scheduled executive sessions where only independent directors are present.

The following sets forth biographical information regarding our board members. There are no family relationships among the members of our board.

James Shannon, M.D. has served on our board since June 2016 and has been Chair of our Scientific Advisory Board since 2020 and was elected Chair of our board in May 2024. Dr. Shannon has had an extensive career in drug development and pharma. From 2012 until his retirement in 2015, he was Chief Medical Officer at GlaxoSmithKline. Prior to that he was Global Head of Pharma Development at Novartis and Senior Vice-President, Clinical Development at Sterling Winthrop Pharmaceuticals. He previously held board positions at several companies including Biotie, Circassia, Crucell, Endocyte and Cerimon Pharmaceuticals. More recently Dr. Shannon also served on the boards of Immodulon Therapeutics Limited and Horizon Therapeutics. Dr. Shannon currently serves as chairman of the boards at MannKind Corp., a public biopharmaceutical company, and Kyowa Kirin NA, a private biopharmaceutical company and subsidiary of Kyowa Kirin, and and holds board positions at myTomorrows, Xilio Therapeutics, a public clinical-stage biotechnology company, and Leyden Labaratories. He received his undergraduate and postgraduate degrees at Queen’s University of Belfast and is a member of the Royal College of Physicians.

Dinko Valerio, Ph.D. is one of our founders and joined our board in 2014. Dr. Valerio chaired our board since its inception until May 2024. As a scientist and an experienced biotech entrepreneur Dr. Valerio is founder and former Chief Executive Officer of Crucell N.V., and one of the founders of its spinout, Galapagos Genomics. He was the founder and former general partner of Aescap Venture, a life sciences venture capital firm and co-founder and current board member of Leyden Laboratories. In 1992 Dr. Valerio was appointed professor of gene therapy at the University of Leiden, where he also received his Ph.D. with honors. Dr. Valerio was a visiting scientific specialist at Genentech, and a postdoctoral fellow at the Salk Institute.

Alison F. Lawton has served on our board since 2014. Ms. Lawton is an executive leader with more than 35 years of experience in biopharma. Most recently, she served as President and Chief Executive Officer of Kaleido Biosciences, Inc. from 2018 to 2020, and prior to that, as its President and Chief Operating Officer from 2017 to 2018. Ms. Lawton previously served as Chief Operating Officer at Aura Biosciences, from 2015 until 2017, and prior to that, as its consultant. Before that, Ms. Lawton served as Chief Operating Officer at OvaScience and as a biotech consultant for various companies, including as a part-time Chief Operating Officer consultant at X4 Pharmaceuticals from 2014 to 2026. Earlier in her career, Ms. Lawton worked at various positions of increasing responsibility at Genzyme, and subsequently at Sanofi-Aventis, including as head of Genzyme Biosurgery and Global Market Access. Ms. Lawton currently serves on the boards of directors of public pharmaceutical companies including X4 Pharmaceuticals and Dianthus Therapeutics, and on the board of directors of BlueRock Therapeutics, a private biotech company. She previously served on the boards of directors of Spyre Therapeutics, Verastem, CoLucid until its acquisition by Lilly and Cubist Pharmaceuticals until its acquisition by Merck & Co. She is past President and Chair of the board of Regulatory Affairs Professional Society and as a member of the FDA’s Cellular, Tissue and Gene Therapies Advisory Committee. She earned her BSc in Pharmacology, with honors, from King’s College London.

Bart Filius has served on our board since 2019. He is the former President and Chief Operating Officer of Galapagos, a position he held from 2021 to 2023. He joined Galapagos in 2014 as Chief Financial Officer and added the role of Chief Operating Officer in 2017. Prior to joining Galapagos, Mr. Filius held a variety of executive positions at Sanofi, where he was Vice President, Chief Financial Officer Europe, Country manager for The Netherlands and Vice President for Mergers & Acquisitions. Prior to joining Sanofi, Mr. Filius was a strategy consultant at Arthur D. Little. Mr. Filius currently holds a board position at Idorsia Ltd. Mr. Filius has an MBA degree from INSEAD and a bachelor’s degree in Business from Nyenrode University.

Begoña Carreño, Ph.D. joined our board in 2023. Dr. Carreño is currently the Chief Business Development Officer at Aspeya Switzerland SA (formerly known as Vectura Fertin Pharma). Prior to this, she spent 18 years at Novartis Pharma AG in its Business Development and Licensing (“BD&L”) group, her last role being World Wide BD&L Head in the Ophthalmology Franchise, based in Basel, Switzerland. Dr. Carreño has over 20 years Pharmaceutical Development experience. She is a seasoned and energetic BD&L professional that has led the BD&L efforts at Novartis across five different therapeutic franchises in the last 15 years. She has a proven track record in licensing deals, M&A as well as developing collaborations within cross functional, multi-cultural, matrix environment at global, regional and country level. Before joining Novartis, she was the Head of External Pharmaceutical projects at Almirall (Barcelona, Spain). Dr. Carreño holds a Ph.D. in Drug Delivery from the London School of Pharmacy (UK) and a BSc in Biochemistry from Keele University (UK).

Theresa Heggie was reappointed to our board in 2023. Previously, Ms. Heggie served as our Chief Operating Officer, after originally joining the Management Team in 2021 as our Chief Commercial Officer. Prior to joining us, she served as Chief Executive Officer of Freeline Therapeutics from 2020 to 2021. Previously, she held senior commercial and operating roles at Alnylam Pharmaceuticals as Senior Vice President, Head of CEMEA from 2017 to 2020. Before that, Ms. Heggie had roles at Bupa Group until 2016 and at Shire plc, where she built the EMEA rare disease business. Earlier in her career, Ms. Heggie held increasingly senior positions in the commercial organizations at Janssen Pharmaceuticals and Baxter Healthcare. She previously served as a member of the boards of directors at SOBI (Swedish Orphan Biovitrum AB) and Freeline Therapeutics, and currently serves on the board of BioCryst Pharamceuticals, a public pharmaceutical company. Ms. Heggie previously served on our board from 2019 to 2021. She earned her BSc from Cornell University.

Martin Maier Ph.D. joined our board in 2024. Dr. Maier currently serves as Senior Vice President, Oncology at Alnylam Pharmaceuticals. Dr. Maier joined Alnylam in 2006 and has contributed to the development of lipid nanoparticles and GalNAc conjugates, two clinically validated platforms for siRNA delivery, and the advancement of multiple therapeutic programs to development, which has resulted in the approval of five RNAi therapeutic to date. After receiving his Ph.D. in Organic Chemistry in 1997 at the University of Tübingen, Germany, Dr. Maier moved to the U.S. for his postdoctoral research at Ionis Pharmaceuticals, where he assumed a permanent position working on novel chemistries and delivery systems for AONs. Dr. Maier currently serves on various additional boards including the board of directors of the Oligonucleotide Therapeutics Society and the Scientific Advisory Board of the Gene and RNA Therapy Center Tübingen, Germany. During his 25 years of experience in the field of oligonucleotide therapeutics in both, ASO and

RNAi platforms, Dr. Maier authored more than 90 peer-reviewed scientific publications, reviews and book chapters and is the inventor on more than 40 issued patents.

Daniel de Boer is our Founder and has served as our Chief Executive Officer since our incorporation in 2012 and is an executive director of our Board. Mr. de Boer is a serial entrepreneur and passionate advocate for rare disease patients. After one of his children was diagnosed with a rare disease, he started ProQR to develop RNA therapies for rare diseases. Before founding ProQR, Mr. de Boer was founder and Chief Executive Officer of several technology companies.

René Beukema rejoined ProQR in 2022 having previously served as our Chief Corporate Development Officer and General Counsel from 2013 to 2018 and is an executive director of our Board. Mr. Beukema is a seasoned M&A and equity capital markets executive and an experienced corporate lawyer. From 2019 until June 2022, Mr. Beukema held the positions of Chief Corporate Development Officer and General Counsel at Frame Therapeutics, a neoantigen immune-oncology biotechnology company. He was instrumental in financing Frame Therapeutics and selling it to CureVac, a Nasdaq Listed biotechnology company. From 2021 to 2024 Mr. Beukema was a board member of Fibriant BV, a biotechnology company focused on the development of technology and products based on recombinant human fibrinogen and thrombin. Prior to his initial tenure at the Company, he served as General Counsel and Corporate Secretary of Crucell for twelve years, following his positions as Senior Legal Counsel at GE Capital / TIP Europe and Legal Counsel at TNT Express Worldwide. Mr. Beukema was also a venture partner of Aescap Venture, a life sciences venture capital firm from 2011 to 2012 and is co-founder of myTomorrows, a Dutch life sciences company. He is a founder of Tzu Cancer Therapeutics 8.V., a biotechnology company focused on developing advanced solutions to combat cancer. He holds a post-doctoral degree in corporate law from the University of Nijmegen in co-operation with the Dutch Association of In-house Counsel (‘Nederlands Genootschap van Bedrijfsjuristen’) and a master's degree in Dutch law from the University of Amsterdam.

Gerard Platenburg, Ph.D. is our co-founder and has served as our Chief Scientific Officer since 2022, following his tenure as our Chief Innovation Officer from 2014 to 2022, and joined our board as an executive director in May 2024. Dr. Platenburg has an extensive background in RNA modulation and orphan drug discovery and development and is currently in charge of our R&D. Dr. Platenburg has more than 25 years of senior managerial experience in growing biotech companies. Prior to joining our company, Dr. Platenburg worked at Isa Pharmaceuticals B.V. as its Chief Executive Officer. Dr. Platenburg co-founded Prosensa Holding N.V., growing it to become a well-known clinical stage RNA modulation company, and held various positions during his tenure including as its Chief Executive Officer and Chief Development Officer. Dr. Platenburg also worked at Pharming B.V. Dr. Platenburg is a passionate and driven pioneer of early-stage technologies. Dr. Platenburg has a master’s degree in Chemistry and Molecular Biology from Leiden University in 1987 and pursued a Ph.D. work at Leiden University.

Senior Management

The following table sets forth information with respect to each of the senior manager, their respective dates of birth and their positions as of the date of this Annual Report. The business address of our senior management is our registered office address at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

Name	Date of Birth	Position
Sheila Sponselee	May 22, 1984	Chief People & Operations Officer
Jurriaan Dekkers	March 17, 1976	Chief Financial Officer

Sheila Sponselee has served as our Chief People & Operations Officer since 2023. In this role she leads Human Resources, Recruitment, Information Technology, Facilities and the Project Management Office. Ms. Sponselee joined us in 2020 as VP of Human Resources and became VP, Head of People and Operations in 2022. Ms. Sponselee has more than 15 years of experience in human resources, recruitment, and operations across varied industries, including information technology and biopharma. Prior to joining us, Ms. Sponselee most recently led Human Resources at myTomorrows in the Netherlands from 2019 to 2020 and managed Human Resources at Korton Group B.V. from 2017 to 2019. She obtained her B.Sc. in Human Resource Management from the University of Applied Science and completed leadership programs at IMD Business School for Management and Leadership.

Jurriaan Dekkers has served as our Chief Financial Officer since 2022, where he leads the finance and procurement functions. He brings to the role more than 20 years of experience in finance, management and leadership roles in biopharma and healthcare companies, as well as in audit and consulting services. Prior to joining us, he most recently served as Chief Financial Officer at AstraZeneca in the Netherlands and Chief Executive Officer at Acerta Pharma (part of the AstraZeneca Group) from 2018 to 2022. Previously, Mr. Dekkers held various global and European finance roles at amongst others DaVita Medical Group, a US-listed international healthcare provider, from 2015 to 2018, and started his career at PwC. He is a Supervisory Board member at ‘Stichting Kinderpostzegels’ in the Netherlands. Mr. Dekkers holds a MSc. in Economics from the Erasmus University Rotterdam, the Netherlands, is a Certified Public Auditor (Register Accountant, “RA”) graduate from the Erasmus University Rotterdam, and completed executive programs at IMD Business School and INSEAD Business School.

B. Compensation

Under Dutch law and our articles of association, the general meeting of shareholders must upon the proposal of our board adopt a compensation policy for the executive directors, which includes the outlines of the compensation of any executive directors who serve on our board and for the non-executive directors, setting forth the compensation components for non-executive board members. On June 30, 2022, the general meeting of shareholders adopted the current compensation policy of our company with respect to our board as well as with respect to our supervisory board, which was merged into one document “Board Compensation Policy” on May 22, 2024 when the Company adopted a one-tier governance structure. The non-executive members of the board determine the level and structure of the compensation of the executive board members in accordance with the Board Compensation Policy. Board members will be reimbursed for their expenses.

We incurred remuneration expenses in respect of our directors and senior management in an aggregate amount of approximately €5,321,000 for services provided during 2024, € 6,398,000 during 2023 and € 8,186,000 during 2022. For more information about compensation of the Board, see Note 27 (a) to the financial statements included elsewhere in this Annual Report.

Compensation of Non-Executive Directors

Under the current Board Compensation Policy, non-executive directors receive a board fee of € 34,000 per year and the chairperson receives a board fee of € 63,000 per year. In addition, the audit committee chairperson receives € 15,000 per year for service on that committee, and each other member of the audit committee receives € 7,000 per year for service on that committee. The compensation, nominating and corporate governance committee chairperson receives € 12,000 per year for service on that committee, and each other member of the compensation, nominating and corporate governance committee receives € 5,500 per year for service on that committee. The chairperson of the research and development committee receives € 12,000 per year for service on that committee, and each other member of the research and development committee receives € 5,500 per year for service on that committee. In addition, non-executive directors of our board may be granted options with an underlying value of € 143,000 per year.

Compensation of Executive Directors

The Compensation of Executive Directors consists of annual base salary ("Annual Base Salary"), Short Term Incentive ("STI") (annual cash bonus), and Long-Term Incentive ("LTI") (Equity Incentive Plan). The compensation is based on the following principles:

●	Flexibility: the compensation should provide flexibility to allow the Board, acting on the recommendation of the Compensation Committee, to reward the Executive Directors in a fair and equitable manner, including by awarding extraordinary awards ("Extraordinary Awards");
●	This compensation should drive the right kind of management behavior, discourage unjustified risk taking and minimize any gaming opportunity;

●	This compensation should enable paying for performance, taking into account not only the measurable financial performance of / or milestones achieved by the Company, but also, where appropriate, the efforts made by the Executive Directors, individually and as a whole, in managing the Company;
●	Design of the compensation shall be based on current legislation applicable in the Netherlands;
●	This compensation shall foster alignment of interests with our shareholders;
●	The pension of the Executive Directors shall be based on the defined contribution system; and
●	Pay differentials and position within the Company (internal pay ratios) shall also be taken into account and are considered and evaluated regularly.

The Executive Directors’ compensation consists of the following key elements:

Compensation Component & Description	Objective
Annual Base Salary (fixed cash compensation based on level of responsibility and performance)	Compensate for performance of day-to-day activities
STI (reward paid in cash for performance in the preceding financial year, measured against financial, non-financial/personal targets and company milestones)

Compensate previous year’s Company and individual performance

Award opportunities in consideration for substantial contributions to the success of the Company and/or to promote and continued service

Award for specific transactions of the Company

LTI	Retention of management talent Incentive to perform Alignment with shareholders’ interests
Extraordinary Awards	Attract and retain management talent and/or award extraordinary circumstances, extraordinary performance or extraordinary Company results Enhanced alignment with shareholders’ interests
Pension (defined contribution plan)	Provide competitive post-retirement benefits

Short-term incentive benefits include an annual bonus of € 394,000 for Mr. de Boer, an annual bonus of € 231,000 for Mr. Beukema and an annual bonus of € 185,000 for Dr. Platenburg. In accordance with our Board Compensation Policy, the annual bonus was determined by the board (non-executive board members only) and related to pre-determined quantified financial targets, non-financial/personal targets and/or company goals that were set by the board (non-executive board members only) prior to the start of 2024. Each year the non-financial targets and goals of the company are derived from our strategic and organizational priorities and also include qualitative targets that are relevant for the responsibilities of Mr. de Boer, Mr. Beukema and Dr. Platenburg. Moreover, the size of the annual share-based payments of Mr. de Boer, Mr. Beukema and Dr. Platenburg is determined by the board (non-executive board members only) based on contribution to the strategy of the Company, the Company’s long-term development, individual performance and alignment of total compensation to the median of the compensation reference group selected in accordance with our Board Compensation Policy.

For further detail on compensation of members of our board and senior management, see Note 27 to the financial statements included elsewhere in this Annual Report.

C. Board Practices

Our board consists of executive directors (‘uitvoerend bestuurders’) and non-executive directors (‘niet-uitvoerend bestuurders’). All members of the board, non-executive and executive members alike, are collectively responsible for the management of the company.

Board – non-executive directors

The non-executive directors are responsible for the supervision of the activities of the executive directors and our company’s general affairs and business. The non-executive directors are responsible for the quality of the performance of the board. Non-executive directors may, also at their own initiative, provide the executive directors with advice and may request any information from the executive directors that they deem appropriate. In performing its duties, the board is required to act in the interests of our company (including its stakeholders) and its associated business as a whole. Non-executive directors are not authorized to represent us in dealings with third parties.

Pursuant to Dutch law, non-executive members of the board must be natural persons. Under our articles of association, the number of non-executive board members is determined by our board itself. In our board rules we have established that the board should consist of at least two non-executive directors. Our articles of association provide that non-executive members of the board are appointed by the general meeting of shareholders upon a binding nomination by the board. Our general meeting of shareholders may at all times deprive such a nomination of its binding character by a resolution passed by at least two-thirds of the votes cast representing more than 50% of our issued share capital, following which our board may draw up a new binding nomination.

Our board rules provide that non-executive members of our board will serve for a maximum duration of two terms of four years, following which they may be re-appointed twice for a period of two years each time. Our articles of association provide that the non-executive board members must retire periodically in accordance with a rotation schedule adopted by the board. A non-executive board member who retires in accordance with the rotation schedule can be reappointed immediately. The board appoints a chairman from among its members.

Under our articles of association, the general meeting of shareholders may suspend or remove board members at any time. A resolution of our general meeting of shareholders to suspend or remove a board member may be passed by a simple majority of the votes cast, provided that the resolution is based on a proposal by our board. In the absence of a proposal by our board, a resolution of our general meeting of shareholders to suspend or remove a board member shall require a majority of at least two-thirds of the votes cast representing more than 50% of our issued share capital.

In a meeting of the board, each board member is entitled to cast one vote. A board member may grant a written proxy to another board member to represent him at a meeting of the board. All resolutions by our board are adopted by a simple majority of the votes cast unless our board rules provide otherwise or the board has otherwise adopted deviating voting procedures for certain decisions in writing. In case of a tie in any vote of the board, the chairman of the board shall have the casting vote. Our board may also adopt resolutions outside a meeting, provided that such resolutions are adopted in writing, all board members are familiar with the resolution to be passed and provided that no board member objects to such decision-making process.

Board – executive directors

Our executive board members are responsible for the day-to-day management of our operations under the supervision of the non-executive board members. Executive board members are required to:

●	keep the non-executive board members informed in a timely manner in order to allow the board to carry out its responsibilities;
●	consult with the non-executive board members on important matters; and
●	submit certain important decisions to the board for its approval.

While the board as a whole bears collective responsibility for the company, our executive board members are tasked with the day-to-day operations of the company as set forth in our board rules. Our executive board members may perform all acts necessary or useful for achieving our corporate purposes within the limits of the delegation provided for our board rules and excluding those acts that are prohibited by law or by our articles of association. Executive board members are authorized to individually represent us in dealings with third parties. The executive board members may delegate this authority in whole or in part to employees of the company.

Under our articles of association, the number of board members is determined by the board, and pursuant to our board rules, there at least be 1 executive director appointed. The board elects a Chief Executive Officer from among the executive members of the board.

Members of the board are appointed by the general meeting of shareholders upon a binding nomination of the board. Our general meeting of shareholders may at all times deprive such a nomination of its binding character by a resolution passed by at least two-thirds of the votes cast representing more than 50% of our issued share capital, following which our board may draw up a new binding nomination.

Our board rules provide that, unless the resolution appointing an executive board member provides otherwise, executive members of our board will serve for a maximum term of four years. Our articles of association provide that the board members must retire periodically in accordance with a rotation schedule adopted by the board. Subject to such rotation schedule, an executive board member may be reappointed immediately for a term of not more than four years at a time.

Service Agreements

We have entered into service agreements with our Chief Executive Officer, Daniel de Boer, and with our Chief Corporate Development Officer and General Counsel, René Beukema, and with our Chief Scientific Officer, Gerard Platenburg. The service agreement with Mr. de Boer contains a termination notice period of two months, the service agreement with Mr. Beukema contains a termination notice period of one month and the service agreement with Dr. Platenburg contains a termination notice period of two months. The service agreements may be terminated in the event of an urgent reason (‘dringende reden’) at any time, without advance notice. The service agreements with Mr. de Boer, Mr. Beukema and Dr. Platenburg provide for a lump-sum payment following a change in control subject to certain conditions. Such payment is equal to 24 months of the individual’s monthly gross fixed salary in effect at the time of the change in control. The service agreements also contain certain restrictive covenants, including post termination non-competition and non-solicitation covenants, which survive for a period of 12 months post-termination.

Committees of the Board

During 2024, our board had an audit committee, a compensation, nominating and corporate governance committee, and a research and development committee, each of which has an adopted charter which is published on the Company’s website. The board committees consisted solely of non-executive board members.

Audit Committee

Our audit committee consists of Bart Filius (chair), Alison F. Lawton and Begoña Carreño. Each member satisfies the independence requirements of the Nasdaq listing standards and Rule 10A-3(b)(1) under the Exchange Act, and each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC. Bart Filius qualifies as an “audit committee financial expert,” as defined by the SEC in Item 16A: “Audit Committee Financial Expert” and as determined by our board. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	making recommendations to our board regarding the appointment by the general meeting of shareholders of our independent auditor(s);
●	overseeing the work of our independent auditor(s), including resolving disagreements between the executive board directors, the senior management and the independent auditors relating to financial reporting;
●	pre-approving all audit and non-audit services permitted to be performed by the independent auditor(s);
●	reviewing the independence and quality control procedures of the independent auditor(s);
●	discussing material off-balance sheet transactions, arrangements and obligations with the board and the independent auditor(s);
●	reviewing and approving all proposed related-party transactions;
●	discussing the annual audited statutory financial statements with the executive board members;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately with the independent auditors to discuss critical accounting policies, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the executive board directors and the senior management; and
●	attending to such other matters as are specifically delegated to our audit committee by our board from time to time.

Compensation, Nominating and Corporate Governance Committee

Our compensation, nominating and corporate governance committee consists of Theresa Heggie (chair), Dinko Valerio and James Shannon. Each member satisfies the independence requirements of the Nasdaq listing standards, and each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC, in each case, with the exception of Ms. Theresa Heggie. Ms. Heggie was, prior to her appointment to our (former: supervisory) board in 2023, employed by ProQR as Chief Commercial Officer and Chief Operations Officer from October 2021 to October 2022. Considering her employment by the Company within three years prior to the date hereof, Ms. Heggie does not qualify as independent under applicable Nasdaq standards. Having been employed by the Company within five years prior to her appointment on our (former: supervisory) board, Ms. Heggie does not qualify as independent under the DCGC. We do not intend to follow Nasdaq’s requirements regarding the independence of all members of the compensation, nominating and corporate governance committee. Dutch law and the DCGC do not require that the compensation, nominating and corporate governance committee be composed entirely of independent directors and only requires that a majority of the committee members are independent. In accordance with Dutch law and the DCGC, our compensation, nominating and corporate governance committee consists of a majority of members who qualify as independent under applicable Nasdaq standards and under the DCGC. With respect to compensation matters, the compensation, nominating and corporate governance committee assists our board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our board members and our senior management. Executive Directors and senior management whose compensation is being discussed may not be present at compensation committee during such deliberation. With respect to nominating and corporate governance matters, the compensation, nominating and corporate governance committee assists our board in selecting individuals qualified to become our board members, in determining the composition of the board and its committees and our senior management and in developing and recommending a set of corporate governance guidelines applicable to the Company. Subject to and in accordance with the terms of the Board Compensation Policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation, nominating and corporate governance committee is responsible for, among other things:

●	reviewing and making recommendations to the board with respect to compensation of our board members;
●	reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our senior management (not part of our board) as it deems appropriate;
●	overseeing the evaluation of our executive board members and our senior management;
●	reviewing periodically and making recommendations to our board with respect to any incentive compensation and equity plans, programs or similar arrangements;
●	exercising the rights of our board under any equity plans, except for the right to amend any such plans unless otherwise expressly authorized to do so;
●	attending to such other matters as are specifically delegated to our compensation committee by our board from time to time;
●	approving the compensation package for the senior management;
●	monitoring the policy of the board on the selection criteria and appointment procedures for officers and senior management;
●	recommending to the board persons to be nominated for election or re-election to the board and the board at any meeting of the shareholders;
●	overseeing the board’s annual review of its own performance and the performance of its committees; and
●	considering, preparing, and recommending to the board a set of corporate governance guidelines.

Our board may also delegate certain tasks and powers under our Option Plan to the compensation, nominating and corporate governance committee.

Research and Development Committee

Our research and development committee consists of James Shannon (chair), Dinko Valerio, Martin Maier and Alison F. Lawton. Each member satisfies the independence requirements of the Nasdaq listing standards. In addition, each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC. The research and development committee assists the board in overseeing our product pipeline and research and development strategy. The research & development committee is responsible for, among other things:

●	reviewing the company’s research and development strategy, including the long-term strategy goals and objectives;
●	reviewing and assessing quality of the research and development programs;
●	reviewing the progress of the product pipeline, including a review and analysis of the progress and results of pre-clinical studies and clinical trials;
●	reviewing and advising the board about strategic opportunities to enhance innovation and development;
●	reviewing and assessing scientific activities critical to the success of the company’s research and development strategy; and
●	organizing and chairing meetings with the Company’s scientific advisory board for supporting its review and assessment the company’s research and development strategy.

Insurance and Indemnification of Board Members

Under Dutch law, board members and certain other representatives may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to the company for infringement of the articles of association or of certain provisions of the Dutch Civil Code. They may also be liable towards third parties for infringement of certain provisions of the Dutch Civil Code. In certain circumstances they may also incur additional specific civil and criminal liabilities.

Our articles of association provide that we will indemnify our board members, (including in their former capacity as management board members and supervisory board members -as applicable- prior to 22 May 2024 when the general meeting of shareholders adopted the one-tier governance regime) (each an “Indemnified Person”) against (i) any financial losses or damages incurred by such Indemnified Person and (ii) any expense reasonably paid or incurred by such Indemnified Person in connection with any threatened, pending or completed suit, claim, action or legal proceedings, whether civil, criminal, administrative or investigative and whether formal or informal, in which he or she becomes involved, to the extent this relates to his or her position with the Company, in each case to the fullest extent permitted by applicable law. No indemnification shall be given to an Indemnified Person (a) if a Dutch court has established, without possibility for appeal, that the acts or omissions of such Indemnified Person that led to the financial losses, damages, suit, claim, action or legal proceedings result from either an improper performance of his duties as an officer of the Company or an unlawful or illegal act and (b) to the extent that his or her financial losses, damages and expenses are covered by an insurance and the insurer has settled these financial losses, damages and expenses (or has indicated that it would do so). Our board may stipulate additional terms, conditions and restrictions in relation to such indemnification.

D. Employees

As at December 31, 2024, we had a total of 166.1 employees (converted to FTE). Of these employees, 133.9 were engaged in research and development and 32.2 in general and administrative activities. For additional details we refer to Note 20 to the financial statements included elsewhere in this Annual Report. As far as we know, our employees are not represented by a labor union. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good. For more information as to the risks associated with our workforce reduction, see Item 3.D: “Risk Factors”.

E. Share Ownership

Refer to Item 7.A: “Major Shareholders” in this Annual Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at December 31, 2024 by:

●	each of the members of our board; and
●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned is based on a total of 105,212,527 ordinary shares outstanding as at December 31, 2024. The numbers and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the applicable SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security, or to receive the economic benefit of ownership of the securities. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of December 31, 2024, and such securities are considered outstanding for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o ProQR Therapeutics N.V., Zernikedreef 9, 2333 CK, Leiden, the Netherlands.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	Percentage
Major Shareholders:
Eli Lilly & Co. [1]	16,895,100	16.1%
Van Herk [2]	11,461,995	10.9%
Adage Capital Management, L.P. [3]	9,602,280	9.1%
Board Members
James Shannon [4]	252,169	0.2%
Dinko Valerio [5]	907,243	0.9%
Theresa Heggie [6]	339,199	0.3%
Alison F. Lawton [7]	186,521	0.2%
Bart Filius [8]	95,735	0.1%
Begoña Carreño [9]	19,331	—%
Martin Maier [10]	875	—%
Daniel de Boer [11]	3,404,598	3.2%
René Beukema [12]	1,418,051	1.3%
Gerard Platenburg [13]	1,615,761	1.5%
All board members as a group (10 persons) [14]	8,239,483	7.7%

1	Information is based in part on a report on Schedule 13G/A filed by Eli Lilly and Company (“Lilly”), an Indiana corporation, on December 23, 2022. 9,381,586 shares were issued to Lilly in December 2022, as part of the Company’s amended and restated research and collaboration agreement with Lilly, and 3,523,538 shares were issued to Lilly in October 2024, as part of the Company’s concurrent private placement with Lilly. The address of Lilly is Lilly Corporate Center, Indianapolis, Indiana 46285.

2	Information is based on a report on Schedule 13G/A filed on February 14, 2025 by (i) Van Herk Investments B.V (“VHI”), with respect to Ordinary Shares beneficially owned by it, (ii) Van Herk Investments THI B.V. (“VHIT”), with respect to Ordinary Shares beneficially owned by VHI, (iii) Van Herk Private Equity Investments B.V. (“VHPI”), with respect to Ordinary Shares beneficially owned by VHI and VHIT, (iv) Stichting Administratiekantoor Penulata (“Penulata”), with respect to Ordinary Shares beneficially owned by VHI, VHIT and VHPI, (v) Van Herk Management Services B.V. (“VHMS”), with respect to Ordinary Shares beneficially owned by VHI, VHIT and VHPI, (vi) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V. (“OGBBA”), with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI and VHMS, (vii) A. van Herk Holding B.V. (Holdings), with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI, VHMS and OGBBA, (viii) Stichting Administratiekantoor Abchrys (“Abchrys”), with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA and Holdings, and (ix) Adrianus van Herk (“Mr. van Herk”) with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA, Holdings, Penulata and Abchrys. Mr. van Herk is (i) an investor, (ii) the holder of all of the depositary receipts issued by Penulata and Abchrys, (iii) the sole board member of Penulata and Abchrys, and (iv) the sole managing director of VHMS, OGBBA and Holdings. Penulata holds substantially all of the issued and outstanding shares of VHPI. VHPI is the sole shareholder of VHIT. VHIT is the sole shareholder of VHI. Abchrys holds substantially all of the issued and outstanding shares of Holdings. Holdings is the sole shareholder of OGBBA. OGBBA is the sole shareholder of VHMS. VHMS is the sole managing director of VHI, VHIT and VHPI. The address of each of Mr. van Herk, VHI, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys is Lichtenauerlaan 30, 3062 ME Rotterdam, the Netherlands.

3	Information is based on a report on Schedule 13G filed on February 12, 2025, by (i) Adage Capital Management, L.P., ("ACM"), as the investment manager of Adage Capital Partners, L.P., ("ACP"), with respect to the ordinary shares, directly held by ACP, (ii) Robert Atchinson ("Mr. Atchinson"), as (1) managing member of Adage Capital Advisors, L.L.C., a limited liability company ("ACA"), managing member of Adage Capital Partners GP, L.L.C., a limited liability company ("ACPGP"), general partner of ACP and (2) managing member of Adage Capital Partners LLC, a Delaware limited liability company ("ACPLLC"), general partner of ACM, with respect to the Ordinary Shares directly held by ACP; and (iii) Phillip Gross ("Mr. Gross"), as (1) managing member of ACA, managing member of ACPGP and (2) managing member of ACPLLC, general partner of ACM, with respect to the Ordinary

Shares directly held by ACP. The total number of shares beneficially owned consists of 9,602,280 ordinary shares directly held by ACP. The address of the business office of each of the Reporting Persons is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

4	Consists of 61,538 ordinary shares and options to acquire 190,631 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2024.

5	Consists of 725,692 ordinary shares and options to acquire 181,551 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2024. Also includes 304,963 shares held by the Valerio family foundation, Stichting Administratiekantoor Endavit, for which Mr. Valerio is the managing director. The address of Stichting Administratiekantoor Endavit is Keizersgracht 290A, 1016 EW, Amsterdam, the Netherlands.
6	Consists of 37,489 ordinary shares and options to acquire 301,710 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2024.
7	Consists of options to acquire 186,521 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2024.
8	Consists of options to acquire 95,735 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2024.
9	Consists of options to acquire 19,331 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2024.
10	Consists of options to acquire 875 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2024.
11	Consists of options to acquire 3,404,598 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2024.
12	Consists of 460,000 ordinary shares and options to acquire 958,051 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2024.
13	Consists of 824,388 ordinary shares and options to acquire 791,373 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2024.
14	Consists of 2,109,107 ordinary shares and options to acquire 6,130,376 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2024.

Holdings by U.S. Shareholders

As at December 31, 2024, 99.98% of our ordinary shares were held by record holders in the United States, which excludes shareholders whose shares were held in nominee or street name by brokers.

B. Related Party Transactions

Since January 1, 2024, there have been no material transactions that are unusual in their nature or conditions with any of our related parties, except for transactions as set out in Note 27 to the financial statements included elsewhere in this Annual Report.

C. Interests of Experts and Counsel

Not applicable.

Item 8: Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated financial statements

Consolidated financial statements are filed as part of this Annual Report, starting page F-1 and incorporated herein by reference.

Legal proceedings

From time to time we could be involved in legal proceedings that arise in the ordinary course of business. As at December 31, 2024, we believe no proceedings exists of which the outcome, if determined adversely, would have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and employees. No assurance can be given that future litigation will not have a material adverse effect on our financial position. Refer to Item 3.D: “Risk Factors.”

Dividends and other Distributions

We may only make distributions to our shareholders and other persons entitled to distributable profits, to the extent that our shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus the reserves as required to be maintained by Dutch law or by our articles of association.

Under our articles of association, a (cumulative) dividend is first paid out of the profit, if available for distribution, on any preferred shares. Any amount remaining out of the profit is carried to reserve as the board determines. After reservation by the board of any profit, the remaining profit will be at the disposal of the general meeting of shareholders. The board is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting of shareholders.

Distributions shall be payable in such currency as determined by our board. We intend that distributions, if any, shall be payable on such date as determined by our board. Our board will set the date that will be applied in order to establish which shareholders (or usufructuaries or pledgees, as the case may be) are entitled to the distribution, such date not being earlier than the date on which the distribution was announced. Claims for payment of dividends and other distributions not made within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (‘verjaring’).

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

B. Memorandum and Articles of Association

General

We were incorporated on February 21, 2012 as a private company with limited liability (‘besloten vennootschap met beperkte aansprakelijkheid’) under Dutch law. In connection with our initial public offering in 2014, our shareholders resolved to amend our articles of association and to convert into a public company with limited liability by means of a Deed of Amendment and Conversion, pursuant to which, we converted to a public company with limited liability (‘naamloze vennootschap’) under the laws of the Netherlands. In connection with this conversion, our legal name changed from ProQR Therapeutics B.V. to ProQR Therapeutics N.V. On June 22, 2016 the articles of association were amended to (i) add certain places where general meeting of shareholders may be held and (ii) amend the term ‘annual report’ to ‘report of the Management Board’ to comply with the Implementation Act Annual Accounts Directive (‘Uitvoeringswet richtlijn jaarrekening’) (Bulletin of Acts and Decrees (‘Staatsblad’) 2015, 349), pursuant to which act this term has been amended accordingly. On February 27, 2018, the articles of association were amended to (i) to increase the authorized share capital, and (ii) to delete the requirement of a deed for the issuance of shares. On June 10, 2021, the articles of association were amended to (i) combine the existing compensation committee and nominating and corporate governance committee into one committee, to be named the compensation, nominating and corporate governance committee, and to establish a new research and development committee, and (ii) to increase the authorized share capital. On May 23, 2024, the articles of association were amended to implement a one-tier governance structure of one board comprising executive and non-executive directors.

Our Company is registered with the Dutch Trade Register of the Chamber of Commerce (‘handelsregister van de Kamer van Koophandel’) in Leiden, the Netherlands under number 54600790. Our corporate seat is in Leiden, the Netherlands, and our registered office is at Zernikedreef 9, 2333 CK Leiden, the Netherlands.

At December 31, 2024, our authorized share capital is € 13,600,000, divided into 170,000,000 ordinary shares and 170,000,000 preferred shares, each with a nominal value of € 0.04. Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our articles of association Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “PRQR.”

We have listed our ordinary shares in registered form and our shares are not certificated. We have appointed Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC) as our agent to maintain our shareholders register and to act as transfer agent, registrar and paying agent for the ordinary shares. Our ordinary shares are traded on the Nasdaq Capital Market in book-entry form.

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

Company’s Shareholders’ Register

All of our registered shares are registered in our shareholders’ register. Subject to Dutch law and our articles of association, we must keep our shareholders’ register accurate and up-to-date. Our shareholders’ register shall be kept by our board. The sub-register shall be kept by our agent on behalf of the board. Our shareholders’ register includes the names and addresses and other relevant details of all holders of registered shares, and shows the date on which the shares were acquired, the date of the acknowledgement by, or notification of, us as well as the amount paid on each share. The shareholders’ register also includes the names and addresses and other relevant details of those with a right of usufruct (‘vruchtgebruik’) or a right of pledge (‘pandrecht’) in respect of any shares. Our registered ordinary shares are held through Depository Trust & Clearing Corporation (“DTCC”) and therefore DTCC is recorded in the shareholders register as the holder of those ordinary shares.

Shareholders, usufructuaries and pledgees whose particulars must be recorded in our shareholders’ register are required to provide our board with the necessary particulars in a timely fashion. Upon request, shareholders, usufructuaries and pledgees shall be provided with an extract of our shareholders’ register in respect of their right to one or more registered shares.

Issuance of Shares and Pre-emptive Rights

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of the general meeting of shareholders. Our articles of association provide that our general meeting of shareholders may only adopt such resolution upon a proposal of our board. Our general meeting of shareholders may authorize our board to issue new shares or grant rights to subscribe for shares. The authorization can be granted and extended, in each case for a period not exceeding five years. For as long as such authorization is effective, our general meeting of shareholders will not have the power to issue shares and rights to subscribe for shares.

Under Dutch law, in the event of an issuance of ordinary shares or granting of rights to subscribe for ordinary shares, each shareholder will have a pro rata pre-emptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. A holder of ordinary shares does not have a pre-emptive right with respect to the issuance of, or granting of rights to subscribe for, (i) ordinary shares for consideration other than cash, or (ii) ordinary shares to our employees or employees of one of our group companies, or (iii) ordinary shares to persons exercising a previously granted right to subscribe for shares, or (iv) preferred shares.

The pre-emptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting of shareholders. Our articles of association provide that our general meeting of shareholders may only adopt such resolution upon a proposal of our board. Our general meeting of shareholders may authorize our board to restrict or exclude the pre-emptive rights in respect of newly issued ordinary shares. Such authorization for the board can be granted and extended, in each case for a period not exceeding five years. For as long as such authorization is effective, our general meeting of shareholders will not have the power to limit or exclude pre-emptive rights and such authorization may not be revoked unless stipulated otherwise in the authorization. A resolution of the general meeting of shareholders to restrict or exclude the pre-emptive rights or to designate our board as the authorized body to do so requires at least a two-thirds majority of the votes cast, if less than one half of our issued share capital is represented at the meeting.

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

On May 22, 2024, our general meeting of shareholders adopted a resolution pursuant to which the board was delegated the authority for a period of 5 years from the date of the resolution of the general meeting of shareholders to, in accordance with applicable laws and Nasdaq listing rules: (a) issue ordinary shares up to 100% of the Company’s authorized share capital for general purposes and issuances under Company’s equity incentive or stock option plans with the proviso that the issuances under equity incentive or stock option plans are limited to 15% of the Company’s issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant.

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

Other than shares acquired for no consideration or by universal succession, we may acquire shares only if our general meeting of shareholders has authorized the board to do so. An authorization by the general meeting of shareholders for the acquisition of shares can be granted for a maximum period of 18 months. Such authorization must specify the number of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired. No authorization of the general meeting of shareholders is required if ordinary shares are acquired by us on Nasdaq with the intention of transferring such ordinary shares to our employees or employees of a group company pursuant to an arrangement applicable to them.

On May 22, 2024, our general meeting of shareholders adopted a resolution pursuant to which the board was delegated the authority to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on Nasdaq (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period of eighteen (18) months with effect from the general meeting of shareholders. In this respect, the words “issued share capital” means the Company’s issued share capital from time to time. For the avoidance of doubt, the issued share capital includes treasury shares.

Capital Reductions; Cancellation

At a general meeting of shareholders, our shareholders may resolve to reduce our issued share capital by (i) cancelling shares or (ii) reducing the nominal value of the shares by virtue of an amendment to our articles of association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel shares may only relate (x) to shares held by the company itself or in respect of which the company holds the depository receipts, and (y) to all preferred shares. Our articles of association provide that our general meeting of shareholders may only adopt such a resolution upon a proposal of our board. In order to be adopted by the general meeting of shareholders, a resolution to reduce the capital requires a simple majority of the votes cast at a general meeting of shareholders if at least half the issued capital is represented at the meeting or at least two-thirds of the votes cast at the general meeting of shareholders if less than half of the issued capital is represented at the general meeting of shareholders.

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

Corporate Objectives

Under our articles of association, our corporate objectives are:

●	the development, bringing to market and exploitation of products and technologies in the field of biotechnology;

●	the research and development of (or the commission to research and develop) patents, know-how and intellectual and industrial property;
●	to make our products available to the patient populations that may benefit from such products and to maintain a suitable pipeline of products that may be beneficial for relevant patient populations;
●	to participate in, to finance, to hold any other interest in and to conduct the management or supervision of other entities, companies, partnerships and businesses;
●	to furnish guarantees, to provide security, to warrant performance in any other way and to assume liability, whether jointly and severally or otherwise, in respect of obligations of group companies or other parties; and
●	to do anything which, in the widest sense of the words, is connected with or may be conducive to the attainment of these objects.

Amendment of Articles of Association

Our general meeting of shareholders, at the proposal of our board, may resolve to amend our articles of association. A resolution taken by the general meeting of shareholders to amend our articles of association requires a simple majority of the votes cast.

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

We must hold at least one general meeting of shareholders each year, to be held within six months after the end of our financial year. A general meeting of shareholders shall also be held within three months after our board has considered it to be likely that the company’s equity has decreased to an amount equal to or lower than half of its paid up and called up capital. If the board has failed to ensure that such general meetings of shareholders as referred to in the preceding sentences are held in a timely fashion, each shareholder and other person entitled to attend shareholders’ meetings may be authorized by the Dutch court to convene the general meeting of shareholders.

Our board may convene additional extraordinary general meetings of shareholders whenever they so decide. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least ten percent of our issued share capital may on their application, be authorized by the Dutch court to convene a general meeting of shareholders. The Dutch court will disallow the application if it does not appear to it that the applicants have previously requested that the board convene a shareholders’ meeting and that the board has not taken the necessary steps so that the shareholders’ meeting could be held within eight weeks after the request.

General meetings of shareholders are convened by a notice which includes an agenda stating the items to be discussed. For the annual general meeting of shareholders the agenda will include, among other things, the adoption of our annual accounts, the appropriation of our profits or losses and proposals relating to the composition and filling of any vacancies of the board. In addition, the agenda for a general meeting of shareholders may include such items as have been included therein by our board. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 3% of the issued share capital have the right to request the inclusion of additional items on the agenda of shareholders’ meetings. Such requests must be made in writing, substantiated, or by a proposal for a resolution and received by us no later than the 60th day before the day that the relevant general meeting of shareholders is to be held. No resolutions will be adopted on items other than those which have been included in the agenda.

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

Pursuant to our articles of association, our board may determine a record date (‘registratiedatum’) of 28 calendar days prior to a general meeting of shareholders to establish which shareholders and others with meeting rights are entitled to attend and, if applicable, vote in the general meeting of shareholders. The record date, if any, and the manner in which shareholders can register and exercise their rights will be set out in the convocation notice of the general meeting of shareholders. Our articles of association provide that a shareholder must notify the company in writing of his identity and his intention to attend (or be represented at) the general meeting of shareholders, such notice to be received by us ultimately on the seventh day prior to the general meeting of shareholders. If this requirement is not complied with or if upon direction of the company to that effect no proper identification is provided by any person wishing to enter the general meeting of shareholders, the chairperson of the general meeting of shareholders may, in his or her sole discretion, refuse entry to the shareholder or his proxy holder.

Pursuant to our articles of association, our general meeting of shareholders is chaired by the chairman of our board. If the chairman of our board is absent and has not charged another person to chair the meeting in his place, the non-executive board members present at the meeting shall appoint one of themselves to be chairperson. If no non-executive board members are present at the general meeting of shareholders, the general meeting of shareholders will be chaired by our Chief Executive Officer or, if our Chief Executive Officer is absent, by another executive board member present at the meeting and, if none of them is present, the general meeting of shareholders shall appoint its own chairperson. The person who should chair the meeting may appoint another person in his or her stead.

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

Voting Rights and Quorum Requirements

In accordance with Dutch law and our articles of association, each issued ordinary share and preferred share confers the right on the holder thereof to cast one vote at the general meeting of shareholders. The voting rights attached to any shares held by us or our direct or indirect subsidiaries are suspended as long as they are held in treasury. Dutch law does not permit cumulative voting for the election of board members.

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

Our board will keep a record of the resolutions passed at each general meeting of shareholders. The record shall be available at our office for inspection by any person entitled to attend general meetings of shareholders and upon request a copy of or extract from the record will be provided to such person at no more than the cost price.

Our articles of association and Dutch law provide that resolutions of our board concerning a material change in the identity or character of the company or our business are subject to the approval of the general meeting of shareholders. Such changes include in any event:

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

Adoption of Annual Accounts and Discharge of Board Liability

Pursuant to Dutch law, we are required to publish our annual accounts within eight days after adoption and ultimately within 12 months after the end of our financial year.

Each year within five months after the end of our financial year, save where this period is extended for a maximum of five months by the general meeting of shareholders on account of special circumstances, our board will prepare the annual accounts. The annual accounts must be accompanied by an auditor’s certificate, a report of the board and certain other mandatory information and must be made available for inspection by our shareholders at our offices within the same period. Under Dutch law, the general meeting of shareholders may appoint and remove our independent auditors, as referred to in Section 2:393 Dutch Civil Code, who audit the annual accounts. If the general meeting of shareholders fails to appoint an independent auditor, the auditor will be appointed by the board. The annual accounts are adopted by our shareholders at the general meeting of shareholders and will be prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code.

The adoption of the annual accounts by our shareholders does not release our board members from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders’ resolution.

Our financial reporting will be subject to the supervision of the AFM. The AFM will review the content of the financial reports and has the authority to approach us with requests for information if, on the basis of publicly available information, it has reasonable doubts as to the integrity of our financial reporting. For a more detailed description we refer to the description below under the heading “Dutch Financial Reporting Supervision Act.”

Dividends and other Distributions

We may only make distributions to our shareholders and other persons entitled to distributable profits, to the extent that our shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus the reserves as required to be maintained by Dutch law or by our articles of association.

Under our articles of association, a (cumulative) dividend is first paid out of the profit, if available for distribution, on any preferred shares. Any amount remaining out of the profit is carried to reserve as the board determines. After reservation by the board of any profit, the remaining profit will be at the disposal of the general meeting of shareholders. The board is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting of shareholders.

Distributions shall be payable in such currency as determined by our board. We intend that distributions, if any, shall be payable on such date as determined by our board. Our board will set the date that will be applied in order to establish which shareholders (or usufructuaries or pledgees, as the case may be) are entitled to the distribution, such date not being earlier than the date on which the distribution was announced. Claims for payment of dividends and other distributions not made within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (‘verjaring’).

We do not anticipate paying any dividends for the foreseeable future.

Liquidation and Dissolution

The general meeting of shareholders may, based on a proposal by our board, resolve to dissolve the company by a resolution passed by a simple majority of the votes cast. In the event of the company being dissolved, the liquidation shall be effected by our board, unless the general meeting of shareholders decides otherwise.

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

Dutch Squeeze-Out Proceedings

Pursuant to Section 2:92a of the Dutch Civil Code, a shareholder who for its own account (or together with its group companies) holds at least 95% of our issued share capital may institute proceedings against our other shareholders jointly for the transfer of their shares to it. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (‘Ondernemingskamer’) (the “Enterprise Chamber”) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (‘Wetboek van Burgerlijke Rechtsvordering’). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares of the minority shareholders. Once the order to transfer by the Enterprise Chamber of the Amsterdam Court of Appeal becomes final and irrevocable, the majority shareholder that instituted the squeeze-out proceedings shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to the majority shareholder. Unless the addresses of all minority shareholders are known to the majority shareholder acquiring the shares, the majority shareholder is required to publish the same notice in a newspaper with a national circulation.

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

Under our articles of association, any proposal to sell and transfer all of our assets and to dissolve and liquidate our company is subject to approval by a majority of the votes cast in our general meeting of shareholders which must be preceded by a proposal by our board.

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

Please note that this summary does not describe the tax considerations for:

(i)	holders of ordinary shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us under the Dutch Income Tax Act 2001 (‘Wet inkomstenbelasting 2001’). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;
(ii)	holders of ordinary shares in us that qualify or qualified as a participation for purposes of the Dutch Corporate Income Tax Act 1969 (‘Wet op de vennootschapsbelasting 1969’). Generally, a taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);
(iii)	holders of ordinary shares who are individuals for whom the ordinary shares or any benefit derived from the ordinary shares are compensation or deemed to be compensation for employment activities, including deemed employment activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001) or statutory directors (‘bestuurders’) of a company resident in the Netherlands;
(iv)	pension funds, investment institutions (‘fiscale beleggingsinstellingen’), exempt investment institutions (‘vrijgestelde beleggingsinstellingen’) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the EU, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards;
(v)	holders of ordinary shares that are entities that are resident of Aruba, Curaçao or St. Maarten and have a business enterprise which is carried on through a permanent establishment (vaste inrichting) or permanent representative (vaste vertegenwoordiger) located on Bonaire, Sint Eustatius or Saba to which the ordinary shares are attributable; and
(vi)	holders of ordinary shares who are not considered the beneficial owner of the ordinary shares and/or the income and/or capital gains derived therefrom.

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

(a) Dividend Withholding Tax

Dividends distributed by us generally are subject to Dutch dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, among other things:

●	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;
●	liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares by us or one of our subsidiaries to the extent such proceeds exceed the average paid-in capital of those shares as recognized for purposes of Dutch dividend withholding tax;
●	an amount equal to the par value of ordinary shares issued or an increase of the par value of ordinary shares, to the extent that it does not appear that a contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and

●	partial repayment of the paid-in capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (‘zuivere winst’), unless the holders of ordinary shares have resolved in advance at a general meeting to make such repayment and the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

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

In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to the Dutch tax authorities by the lesser of:

●	3% of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax; and
●	3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned reduction. (Qualifying foreign subsidiaries are entities established in Aruba, Curacao, St. Maarten, the BES islands or in a state which has concluded a double taxation convention with the Netherlands)

Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to remit to the Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold on dividends distributed.

Pursuant to legislation to counteract “dividend stripping”, a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Dutch Dividend Withholding Tax Act 1965 (‘Wet op de dividendbelasting 1965’). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

(b) Conditional withholding tax on dividends

A Dutch conditional withholding tax applies to (deemed) dividend distributions made by us, to an affiliated (gelieerde) entity if such entity (i) is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden), or (ii) has a permanent establishment located in such jurisdiction to which the dividend is attributable, or (iii) is entitled to the dividend payable for the main purpose or one of the main purposes to avoid taxation of another person, or (iv) is not considered to be the recipient of the dividend in its jurisdiction of residence because such jurisdiction treats another (lower-tier) entity as the recipient of the dividend (hybrid mismatch), or (v) is not treated as resident anywhere (also a hybrid mismatch), or (vi) is a reverse hybrid whereby the jurisdiction of residence of a higher-tier beneficial owner (achterliggende gerechtigde) that has a qualifying interest (kwalificerend belang) in the reverse hybrid treats the reverse hybrid as tax transparent and that higher-tier beneficial owner would have been taxable based on one (or more) of the items in (i) – (v) above had the dividend been due to him directly, all within the meaning of the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021).

Dutch conditional withholding tax is levied at a rate equal to the highest Dutch corporate income tax rate (25.8% in 2025). The tax base for the Dutch conditional withholding tax on dividends is in line with the description of the term 'dividends' set forth above under "Taxation – Taxation in the Netherlands – (a) Dividend Withholding Tax". If a dividend is subject to both Dutch dividend withholding tax and conditional withholding tax, the amount of Dutch dividend withholding tax levied in respect of the dividend reduces the conditional withholding tax due in respect thereof.

(c) Taxes on Income and Capital Gains

(i) Dutch Resident Individuals

If a holder of ordinary shares is a Dutch Resident Individual, any benefit derived or deemed to be derived from the ordinary shares is taxable at the progressive income tax rates (with a maximum of 49.50%), if:

(a)	the ordinary shares are attributable to an enterprise from which the Dutch Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (‘medegerechtigd tot het vermogen’) of such enterprise, without being an entrepreneur or a shareholder, as defined in the Dutch Income Tax Act 2001; or
(b)	the holder of the ordinary shares is considered to perform activities with respect to the ordinary shares that go beyond ordinary asset management (‘normaal, actief vermogensbeheer’) or derives benefits from the ordinary shares that are taxable as benefits from other activities (‘resultaat uit overige werkzaamheden’).

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in the holder’s net investment asset base (‘rendementsgrondslag’, ‘Box 3’). Box 3 is a taxation of the return on income from savings and (passive) investments. Taxation only occurs to the extent the fair market value of the assets reduced by the liabilities exceeds a threshold (‘heffingvrij vermogen’) of € 57,000 (or € 114,000 in case of a fiscal partnership).

In short, the fair market value of the Box 3 assets per 1 January of each calendar year is deemed to yield income at a rate which depends on the type of asset: savings (0,92%), investments/other assets (6,04%) or debts (2,46%). This deemed income is then taxed at a flat rate of 36% (2024/2025). However, on 6 June 2024 the Dutch Supreme Court ruled that the current system of taxation in relation to an individual’s savings and investments based on a ‘deemed return’ contravenes with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights if the deemed return applicable to the savings and investments exceeds the actual return in the respective calendar year. In these rulings, the Dutch Supreme Court has also provided guidance for calculating the actual return. If the individual demonstrates that the actual return – calculated in accordance with the guidelines of the Dutch Supreme Court – is lower than the deemed return, only the actual return should be taxed under the regime for savings and investments.

The Dutch government envisages to implement new Box 3 legislation based on actual returns instead of deemed returns. However, it is announced that implementing such legislation is only feasible as of 2028 at the earliest.

(ii) Dutch Resident Entities

Any benefit derived or deemed to be derived from the ordinary shares held by Dutch Resident Entities, including any capital gains realized on the disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 25.8% (a corporate income tax rate of 19% applies with respect to taxable profits up to € 200,000) (rate for 2025).

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
(b)	such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable or deemed attributable or has a deemed enterprise for activities performed as statutory director (‘bestuurder’) of a company resident of the Netherlands; and
(c)	in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ordinary shares that go beyond ordinary asset management (‘normaal, actief vermogensbeheer’) and does not derive benefits from the ordinary shares that are taxable as benefits from other activities (‘resultaat uit overige werkzaamheden’) in the Netherlands.

(d) Gift and Inheritance Taxes

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

(e) Other Taxes and Duties

No Dutch VAT and no Dutch registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of ordinary shares on any payment in consideration for the holding or disposing the ordinary shares.

(f) Residence

A shareholder will not become resident or deemed resident in the Netherlands for tax purposes by reason only of holding or disposing the ordinary shares.

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

As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a PFIC.

Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the ownership and disposition of our ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

(a) Distributions

Subject to the discussion under “PFIC Considerations,” below, the gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a U.S. holder with respect to an ordinary share will be taxable to the U.S. holder as a dividend to the extent the distribution is made out of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in each such ordinary share. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain, depending upon whether the U.S. holder has held our ordinary shares for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that all distributions will be reported as dividends, even if a distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below). The Company, which is incorporated under the laws of the Kingdom of the Netherlands, believes that it qualifies as a resident of the Netherlands for purposes of, and is eligible for the benefits of, the Convention between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, signed on December 18, 1992, as amended and currently in force, or the U.S.-Netherlands Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Netherlands Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “PFIC Considerations,” below, if the U.S.-Netherlands Tax Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that certain conditions are met, including the holding period requirement as well as the absence of certain risk reduction transactions.

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

(b) Sale, exchange or other taxable disposition of our ordinary shares

A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other taxable disposition of an ordinary share in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis in that ordinary share. Subject to the discussion under “PFIC Considerations” below, this gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the United States. The adjusted tax basis in an ordinary share generally will equal the cost of such ordinary share. Capital gain from the sale, exchange, or other taxable disposition of ordinary shares by a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange, or other taxable disposition for such ordinary share exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

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

(d) PFIC considerations

If we are classified as a PFIC, in any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all its earnings on a current basis. We will inform our shareholders in our annual report on Form 20-F if we determine that we are a PFIC.

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

Based on the average value of our gross assets and the composition of our income, we believe that we were not a PFIC during the 2024 taxable year. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance on whether we will be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate.

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

Alternatively, you may avoid the general tax treatment for PFICs described above by electing to treat us as a QEF under Section 1295 of the Code, or QEF, for each of the taxable years during your holding period that we are a PFIC. If a QEF election is not in effect for the first taxable year in your holding period in which we are a PFIC, a QEF election generally can only be made if you elect to make an applicable deemed sale or deemed dividend election on the first day of your taxable year in which the PFIC becomes a QEF pursuant to the QEF election. The deemed gain or deemed dividend recognized with respect to such an election would be subject to the general tax treatment of PFICs discussed above. We intend to determine our PFIC status at the end of each taxable year and to satisfy any applicable record keeping and reporting requirements that apply to a QEF, and will endeavor to provide to you, for each taxable year that we determine we are a PFIC, a PFIC Annual Information Statement containing information necessary for you to make a QEF election with respect to us. We may elect to provide such information on our website.

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

If a U.S. holder owns ordinary shares during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a PFIC or QEF) with respect to the company (and with respect to any lower-tier PFICs) with the U.S. holder’s federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge on the websites described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our senior management, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm.

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

Our cash management policy is focused on optimizing the net interest result of funds invested in deposits while accepting limited risk (short-term credit ratings must be rated A-1/P-1/F1 at a minimum by at least one of the Nationally Recognized Statistical Rating Organizations (“NRSROs”) specifically Moody’s, Standard & Poor’s or Fitch. Long-term credit rating must be rated A2 or A at a minimum by at least one NRSRO). Individual commitments exceeding a defined threshold in foreign currencies may be hedged against our functional currency, the euro, to avoid foreign currency exposure affecting the income statement in comparison to budget.

Market Risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities in foreign currencies, primarily with respect to the U.S. Dollar. We do not engage in hedging transactions; we use natural hedging by utilizing primary instruments to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. We have exposure associated with the time delay between entering into a contract, budget or forecast and the realization thereof. To minimize economic exposure related to currency fluctuations, currencies on the balance sheet will be matched to the cash flows on an annual basis to ensure the availability of at least 12 months of liquidity per currency per the approved budget. The impact of fair value measurements on the financial statements is limited.

At December 31, 2024 our net position of financial instruments denominated in U.S. Dollars was a net asset of € 5,898,000 (2023: net liability of € 726,000). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on receivables and trade payables, during the years presented had an immaterial effect on the financial statements.

Our interest rate risk exposure is limited due to the use of loans with fixed rates. At December 31, 2024, we had a loan with a fixed interest rate, totaling € 4,582,000 (2023: several loans totaling € 4,292,000).

Credit Risk

Credit risk represents the risk of financial loss caused by default of the counterparty. We have no large receivables balances with external parties, except with Lilly. Our principal financial assets are cash and cash equivalents which are, in line with our cash policy, placed at banks which meet our defined minimum credit ratings.

Liquidity Risk

Management forecasts our liquidity requirements to ensure that there is sufficient cash to meet operational needs. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into mid-2027. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

No matters to report.

Item 15: Controls and Procedures

A. Disclosure Controls and Procedures

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) has been evaluated as of the end of the period covered by the Annual Report (December 31, 2024). The term “disclosure controls and procedures” means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as at December 31, 2024.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company’s Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

The Company’s internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2024.

C. Attestation report of the registered public accounting firm

This Annual Report includes an attestation report of the company’s registered public accounting firm on the effectiveness of the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
ProQR Therapeutics N.V.:

Opinion on Internal Control Over Financial Reporting

We have audited ProQR Therapeutics N.V. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated March 13, 2025 expressed an unqualified opinion on those consolidated financial statements.

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
March 13, 2025

D. Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16: [Reserved]

Item 16A: Audit Committee Financial Expert

Currently, Bart Filius qualifies as an “audit committee financial expert,” as defined by the SEC and as determined by our board. In addition, he satisfies the independence requirements of the Nasdaq listing standards and Rule 10A-3(b)(1) under the Exchange Act and the criteria for independence set forth in best practice 2.1.8 of the DCGC.

Item 16B: Code of Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our board members and our employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officers, or other persons performing similar functions, which is a “code of ethics” as defined by the SEC. The full text of the Code of Business Conduct and Ethics is posted on our company website at www.ProQR.com.

If we make any material amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics for our Board members or other executive officers, we will disclose the nature of such amendment or waiver on our website within five working days to the extent required by the rules and regulations of the SEC.

In addition to the Code of Business Conduct and Ethics we have adopted a whistleblower policy as contemplated in the DCGC, which is also posted on our company website at www.ProQR.com.

Item 16C: Principal Accountant Fees and Services

For the years ended December 31, 2024, 2023 and 2022, our independent public accounting firm is KPMG Accountants N.V., Amstelveen, the Netherlands, PCAOB Auditor ID 1012.

The information required is included in Note 28 to the financial statements included elsewhere in this Annual Report.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2024, no purchases of our registered equity securities were made by us or on our behalf or on the behalf of any affiliated purchaser.

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

Certain Nasdaq corporate governance requirements are not reflected in the DCGC or Dutch law. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules to the extent the DCGC or Dutch law does not provide similar protections. Furthermore, as a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our senior management, directors and principal shareholders will be exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

Item 16H: Mine Safety Disclosure

Not applicable.

Item 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J: Insider Trading Policies

We have adopted a Securities Trading Policy (“Securities Trading Policy”), which, among other things, governs the purchase, sale and other dispositions of our securities by our directors, executive officers and employees. Our Securities Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations, and the Nasdaq listing standards. A copy of our Securities Trading Policy is filed as an exhibit to this Annual Report.

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

Governance Related to Cybersecurity Risks

Our board has primary responsibility for overseeing our cybersecurity risk management program, as set forth in the ISM. Our board has tasked the Chief People & Operations Officer as the member of the executive committee with day-to-day management of the ISM. Assisting the Chief People & Operations Officer in managing the ISM is an ISM Committee of senior team members and advisors, which currently consists of the Chief People & Operations Officer and representatives from information technology, legal, and privacy.

Our IT Director has responsibility for managing and implementing the cybersecurity program and reports directly to the Chief People & Operations Officer, and has over 20 years of experience in the field of IT, including in network and systems security. We have also appointed an Information Security Officer to assist in managing our cybersecurity threat management program. Our Information Security Officer has broad experience in the IT field for over 30 years, including with respect to information security, internal audits, training and SOX compliance. Additionally, our Information Security Officer has a range of IT- and cybersecurity-related certifications issued by the Professional Evaluation and Certification Board.

Our audit committee, per the stipulations of our audit committee charter, oversees the ISM, including the assessment of data governance, security initiatives, significant existing and emerging cybersecurity risks, cybersecurity incidents, and any disclosure obligations arising from such incidents, as applicable.

Our audit committee convenes periodically to assess the company’s applications of information and communication technology, including risks relating to cybersecurity, as appropriate. The Chief People & Operations Officer and ISM Committee report to our audit committee on relevant cybersecurity matters and associated risks as needed.

Cyber Risk Management and Strategy

Our cybersecurity risk management program is integrated within our business continuity planning and overall risk management. Under the guidance of the ISM Committee and the Information Security Officer, and with the support of our third-party information technology providers, our ISM addresses areas such as:

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

Item 19: Exhibits

The Exhibits listed in the Exhibit Index at the end of this Annual Report are filed as Exhibits to this Annual Report.

Index of Exhibits

Exhibit No.	Description

1.1*	Amended Articles of Association of the Registrant effective as of May 23, 2024

2.1

Registration Rights Agreement, dated as of December 29, 2021, by and between the Registrant and the parties named therein (incorporated by reference to Exhibit 10.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on December 30, 2021)

2.2

Form of Warrant Agreement issued to lenders identified therein (incorporated by reference to Exhibit 10.4 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on December 30, 2021)

4.1#*	ProQR Therapeutics N.V. Equity Incentive Plan

4.2#

Form of Management Services Agreement by and between the Registrant and Daniel de Boer (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 8, 2014)

4.3

Form of Call Option Agreement by and between the Registrant and Stichting Continuity ProQR Therapeutics (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 16, 2014)

4.4*	Addendum to Form of Call Option Agreement by and between the Registrant and Stichting Continuity ProQR Therapeutics dated as of November 6, 2018

4.5*	Addendum to Form of Call Option Agreement by and between the Registrant and Stichting Continuity ProQR Therapeutics dated as of February 27, 2025

4.6*	Form of Indemnification Agreement for the Directors and Officers of the Registrant

4.7

English translation of Lease Agreement by and between the Registrant and The Netherlands Organisation for applied scientific research, dated as of January 1, 2016, for the Registrant’s facility in Zernikedreef in Leiden, the Netherlands (incorporated by reference to Exhibit 4.13 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-36622) filed on March 31, 2017)

4.8††

English translation of Lease Agreement by and between the Registrant and Leeds Investment I B.V., dated as of September 30, 2019 (incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.9†

Letter Agreement between Foundation For Fighting Blindness Clinical Research Institute and ProQR Therapeutics IV B.V. dated as of February 9, 2018 (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

4.10†

License Agreement between Ionis Pharmaceuticals, Inc. and the Registrant dated as of October 26, 2018 (incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

Exhibit No.	Description

4.11†

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

4.13††

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

4.16*	Description of the Registrant’s Securities

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

Exhibit No.	Description
4.22

Amended and Restated Asset Purchase Agreement, dated as of December 7, 2023, by and among ProQR Therapeutics N.V., ProQR Therapeutics I B.V., ProQR Therapeutics II B.V. and ProQR Therapeutics IV B.V. and Laboratoires Théa S.A.S. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on December 8, 2023)

4.23

Share Purchase Agreement, dated as of October 22, 2024, by and between the Registrant and Eli Lilly and Company (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on October 25, 2024)

8.1*	Subsidiaries of the Registrant

11.1*	ProQR Therapeutics N.V. Securities Trading Policy

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Accountants N.V., Independent Registered Public Accounting Firm

97.1

ProQR Therapeutics N.V. Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-36622) filed on March 13, 2024)

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

Leiden, March 13, 2025

PROQR THERAPEUTICS N.V.

By:	/s/ Daniel de Boer
Name:	Daniel de Boer
Title:	Chief Executive Officer

By:	/s/ Jurriaan Dekkers
Name:	Jurriaan Dekkers
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

ProQR Therapeutics N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of ProQR Therapeutics N.V. (and subsidiaries) (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”, and our report dated March 13, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Allocation of the achievement of development milestones to the applicable performance obligation in the Eli Lilly Research and Collaboration Agreement

As disclosed in Note 17 of the financial statements, ProQR reached development milestones for certain targets under the Eli Lilly Research and Collaboration Agreement and attributed these development milestone amounts (EUR 5,096,000) to the single combined performance obligation of the contract.

We identified the allocation of the achievement of development milestones to the applicable performance obligation as a critical audit matter. This is due to the high degree of subjective and challenging auditor judgement required to determine whether the variable consideration for development milestones reached during the research and development activities is linked to the identified single combined performance obligation or to separate performance obligations.

The primary procedures we performed to address this critical audit matter included the following:

We obtained an understanding, evaluated the design and tested the operating effectiveness of the control over the Company’s revenue recognition process for allocation of the achievement of development milestones to the identified performance obligation.

We evaluated whether the achieved development milestones were appropriately allocated to the applicable performance obligation in accordance with relevant accounting guidance by obtaining and reading the Eli Lilly and Company Research and Collaboration Agreement, evaluating its terms and conditions, and conducting inquiries with R&D personnel.

/s/ KPMG Accountants N.V.

We have served as the Company’s auditor since 2020.

Amstelveen, The Netherlands

March 13, 2025

PROQR THERAPEUTICS N.V.

Consolidated Statement of Financial Position

		December 31,	December 31,
		2024	2023

		(€ in thousands)
Assets
Property, plant and equipment	7	14,113	16,897
Investments in financial assets	9	—	—
Non-current assets		14,113	16,897

Other taxes	10	690	523
Prepayments and other receivables	11	3,747	1,538
Cash and cash equivalents	12	149,408	118,925
Current assets		153,845	120,986
Total assets		167,958	137,883

Shareholders’ equity
Share capital		4,308	3,370
Share premium		483,812	412,894
Reserves		27,598	25,976
Accumulated deficit		(427,158)	(400,850)
Equity attributable to owners of the Company	13	88,560	41,390
Non-controlling interests		—	—
Total equity		88,560	41,390

Liabilities
Borrowings	14	—	4,292
Lease liabilities	25	11,067	13,828
Deferred income	15	29,429	44,170
Non-current liabilities		40,496	62,290

Borrowings	14	4,582	—
Lease liabilities	25	1,567	1,614
Derivative financial instruments	14	468	311
Trade payables		16	1,541
Social securities and other taxes		1,478	1,659
Deferred income	15	21,942	20,569
Other current liabilities	16	8,849	8,509
Current liabilities		38,902	34,203
Total liabilities		79,398	96,493
Total equity and liabilities		167,958	137,883

The accompanying notes are an integral part of these consolidated financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Profit or Loss and Comprehensive Income

		Year Ended December 31,
		2024	2023	2022

		(€ in thousands)

Revenue	17	18,905	6,514	3,594

Other income	18	640	3,011	765

Research and development costs		(36,356)	(25,148)	(50,867)
General and administrative costs		(13,661)	(16,236)	(18,651)
Total operating costs	19	(50,017)	(41,384)	(69,518)
Operating result		(30,472)	(31,859)	(65,159)
Financial income	21	3,251	2,593	4,863
Financial expense	21	(1,084)	(1,458)	(5,127)
Results related to associates	8	—	—	(8)
Gain on disposal of associate	9	—	—	—
Gain on disposal of subsidiary	14	—	92	—
Results related to derecognition of financial liabilities	14	—	1,866	(1,390)
Results related to financial liabilities measured at FVTPL	22	345	953	2,713
Result before corporate income taxes		(27,960)	(27,813)	(64,108)
Corporate income taxes	23	197	78	(96)
Result for the year		(27,763)	(27,735)	(64,204)

Other comprehensive income
Items that will never be reclassified to profit or loss
Fair value loss on investment in financial asset designated as at FVTOCI		—	(621)	—
Items that are or may be reclassified to profit or loss
Foreign operations – foreign currency translation differences		533	(395)	782
Total comprehensive loss		(27,230)	(28,751)	(63,422)

Result attributable to
Owners of the Company		(27,763)	(28,119)	(64,424)
Non-controlling interests		—	384	220
		(27,763)	(27,735)	(64,204)

Total comprehensive loss attributable to
Owners of the Company		(27,230)	(29,135)	(63,642)
Non-controlling interests		—	384	220
		(27,230)	(28,751)	(63,422)
Share information	24
Weighted average number of shares outstanding		86,086,486	81,011,438	71,641,305
Earnings per share for result attributable to the equity holders of the Company (expressed in Euro per share)
Basic and diluted loss per share		€(0.32)	€(0.35)	€(0.90)

The accompanying notes are an integral part of these consolidated financial statements.

PROQR THERAPEUTICS N.V.
Consolidated Statement of Changes in Equity

	Attributable to Equity Holders of the Company
			Equity Settled	Option
			Employee	premium on
	Share	Share	Benefit	convertible	Translation	Accumulated		Non-controlling	Total
	Capital	Premium	Reserve	loans	Reserve	Deficit	Total	Interests	Equity
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)

Balance at January 1, 2022	2,995	398,309	28,443	1,426	430	(316,889)	114,714	(604)	114,110

Result for the year	—	—	—	—	—	(64,424)	(64,424)	220	(64,204)
Other comprehensive income	—	—	—	—	782	—	782	—	782
Recognition of share-based payments	—	—	2,869	—	—	—	2,869	—	2,869
Issue of ordinary shares	375	14,197	—	—	—	—	14,572	—	14,572
Equity component of convertible loan	—	—	—	(1,426)	—	(56)	(1,482)	—	(1,482)
Shares options lapsed	—	—	(1,817)	—	—	1,817	—	—	—
Shares options exercised	—	34	(443)	—	—	443	34	—	34
Balance at December 31, 2022	3,370	412,540	29,052	—	1,212	(379,109)	67,065	(384)	66,681

Result for the year	—	—	—	—	—	(28,119)	(28,119)	384	(27,735)
Other comprehensive loss	—	—	—	—	(395)	(621)	(1,016)	—	(1,016)
Recognition of share-based payments	—	—	3,106	—	—	—	3,106	—	3,106
Shares options lapsed	—	—	(6,280)	—	—	6,280	—	—	—
Shares options exercised	—	354	(719)	—	—	719	354	—	354
Balance at December 31, 2023	3,370	412,894	25,159	—	817	(400,850)	41,390	—	41,390

Result for the year	—	—	—	—	—	(27,763)	(27,763)	—	(27,763)
Other comprehensive income	—	—	—	—	533	—	533	—	533
Recognition of share-based payments	—	—	2,544	—	—	—	2,544	—	2,544
Issue of ordinary shares	938	70,695	—	—	—	—	71,633	—	71,633
Shares options lapsed	—	—	(1,040)	—	—	1,040	—	—	—
Shares options exercised	—	223	(415)	—	—	415	223	—	223
Balance at December 31, 2024	4,308	483,812	26,248	—	1,350	(427,158)	88,560	—	88,560

The accompanying notes are an integral part of these consolidated financial statements. Specific reference is made to Note 13.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Cash Flows

		Year Ended December 31,
		2024	2023	2022

		(€ in thousands)
Cash flow from operating activities
Result for the year		(27,763)	(27,735)	(64,204)
Adjustments for:
Other income	18	(640)	(3,011)	—
Depreciation	7	2,761	2,513	2,521
Results related to associates	8	—	—	8
Gain on disposal of associate	9	—	—	—
Results on derecognition of subsidiary		—	(131)	—
Share-based compensation	13	2,544	3,106	2,869
Financial income and expense	21	(2,167)	(1,135)	264
Results related to derecognition of financial liabilities	14	—	(1,866)	1,390
Results related to financial liabilities measured at FVTPL	22	(345)	(953)	(2,713)
Income tax (gains) / expenses	23	(197)	(78)	96

Changes in deferred income	17	(12,728)	(6,470)	(2,987)
Other changes in working capital		(536)	55,426	(2,004)
Cash (used in) / generated by operations		(39,071)	19,666	(64,760)

Corporate income tax received / (paid)		197	78	(96)
Interest received		3,251	2,593	106
Interest paid		(770)	(789)	(3,758)
Net cash (used in) / generated by operating activities		(36,393)	21,548	(68,508)
Cash flow from investing activities
Purchases of property, plant and equipment		(1,418)	(1,371)	(708)
Proceeds from sale of property, plant and equipment		—	60	6
Proceeds from sale of intellectual property		—	7,940	—
Transaction costs on sale of intellectual property		(2,655)	(2,351)	—
Increase in short-term deposits		(17,000)	—	—
Decrease in short-term deposits		17,000	—	—
Net cash (used in) / generated by investing activities		(4,073)	4,278	(702)
Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	13	71,635	—	14,122
Proceeds from exercise of share options		223	354	34
Repayment of (convertible) loans	14	—	(1,008)	(43,372)
Repayment of lease liability	25	(1,582)	(1,621)	(1,674)
Net cash generated by / (used in) financing activities		70,276	(2,275)	(30,890)
Net increase / (decrease) in cash and cash equivalents		29,810	23,551	(100,100)
Currency effect cash and cash equivalents		673	599	7,351
Cash and cash equivalents at the beginning of the year	12	118,925	94,775	187,524
Cash and cash equivalents at the end of the year	12	149,408	118,925	94,775

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

At December 31, 2024, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

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

Revision of comparative figures

In the Company’s application of IAS 21 The Effects of Changes in Foreign Exchange Rates, certain deferred income positions were incorrectly treated as monetary items in 2022. To correct for the effects of this error, which is immaterial for all affected prior periods, the comparative figures for the years ended December 31, 2022 have been revised as follows:

●	In the Statement of profit or loss and other comprehensive income (“OCI”) for the year ended December 31, 2022, revenue decreased by € 443,000 and financial income increased by € 1,130,000. Net loss for the year ended December 31, 2022 decreased by € 687,000.
●	In the Statement of changes in equity, accumulated deficit at January 1, 2022 decreased by € 881,000.

●	In the Statement of cash flows for the year ended December 31, 2022, in addition to the above revisions in result for the year and net financial income and expense, changes in working capital decreased by € 443,000. Net cash used in operating activities for the years ended December 31, 2022 was not affected by the revision.

2. Basis of Preparation

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were authorized for issue by the Company’s Board of Directors (“Board or “board”) and its Senior Management on March 13, 2025.

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

(d) Going concern

The board of ProQR has, upon preparing and finalizing the 2024 financial statements, assessed the Company’s ability to fund its operations for a period of at least one year after the date of signing these financial statements. Management has not identified significant going concern risks.

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

(i) Revenue recognition for the Eli Lilly and Company research and collaboration agreement

a.	Identification of the performance obligation

Note 17 describes the Company’s original research and collaboration agreement with Eli Lilly and Company (“Lilly”), and the amended and restated research and collaboration agreement (collectively, the “Collaboration agreement”). Under the Collaboration agreement, ProQR provides Lilly with a license (with a right to sub-license) to exploit compounds resulting from the collaboration and ProQR provides other promises such as the performance of R&D services. A significant amount of judgement is required to determine whether the license is distinct from the other promises in the contract. The license was concluded not to be distinct from the other promises in the contract based on the following considerations:

●	the license has no stand-alone value to Lilly without the Company being involved in the research and development collaboration, and;
●	there are significant interdependencies between the license and the research and development services to be provided by the Company.

Moreover, the compounds resulting from the collaboration do not represent a series of distinct services because they were not predetermined at the inception of the contract and can be terminated or replaced at the discretion of Lilly subject to the terms and conditions of the Collaboration agreement. In addition, the R&D services are the predominant factor within this contract until the handover of a compound to Lilly, rather than the individual targets. As such, the single combined performance obligation consists of multiple activities that are not distinct.

b.	Determining the timing of satisfaction of performance obligations

Under the Collaboration agreement, the Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services. As the Company’s estimate of the total labor hours required is dependent on the evolution of the research and development activities, it may be subject to change. If the progression and/or outcome of certain research and development activities would be different from the assumptions that were made during the preparation of these financial statements, this could lead to material adjustments to the total estimated labor hours, which might result in a reallocation of revenue between current and future periods.

c.	Determining the transaction price

The Company applied judgement to determine whether the equity investments made by Lilly in ProQR are part of the transaction price for the Collaboration agreement. The Company concluded that the differences between the prices that Lilly paid for the shares and the ProQR stock closing prices on the days of entering into the equity investment agreements arose because of the Company’s existing obligations to deliver research and development services to Lilly under the terms of the Collaboration agreement. Therefore, the above differences between the closing share prices on the agreement effective dates and the equity investment prices paid by Lilly are considered to be part of the transaction price of the contract and are initially allocated to deferred revenue.

The contract also includes variable consideration, but no variable consideration was included in the initial transaction price at the inception, as it is not highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company includes such variable consideration in the transaction price when the uncertainty associated with the variable consideration is resolved.

Development milestone payments are variable considerations under the agreement. There are development milestones to be reached during the ProQR research program and development milestones to be reached, after the ProQR research program (during the R&D activities performed by Lilly).

The variable consideration for development milestone payments to be reached during the ProQR research program will be added to the transaction price of the identified single combined performance obligation once the variable constraint is resolved and revenue will be recognized based on the status of completion (satisfied part) of the single combined performance obligation.

The variable consideration for development milestones to be reached after the ProQR research program is linked to a separable right to use the license which comes into existence for each successful compound transferred to Lilly. This license is a separate performance obligation and will be recognized at a point in time when the development milestone for a license is achieved and the variable constraint is resolved.

As further described in Note 17, during 2024, the Company achieved development milestones during the ProQR research program under the agreement, which were added to the transaction price and recognized partially as revenue during 2024 based on the status of completion (satisfied part) of the single combined performance obligation.

The Collaboration agreement includes sales-based royalties, including commercial milestone payments based on the level of sales. The variable consideration for commercial milestones is linked to a separable right to use the license which comes into existence for each successful compound transferred to Lilly. This license is a separate performance obligation and will be recognized at a point in time when the commercial milestone for a license is achieved and the variable constraint is resolved. For sales-based royalties, the license is the predominant item to which the royalty relates. The sales-based royalties will be recognized after the handover of the compound to Lilly (after completion of the initial performance obligation) and once the respective sale level occurs.

Related revenue is recognized as the subsequent underlying sales occur at a point in time.

(ii) Research and development expenditures

Research expenditures are reflected in the income statement. Development expenses are currently also reflected in the income statement because the criteria for capitalization are not met. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although the Company does not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

(f) Changes in accounting policies

The following standards, amendments to standards and interpretations became effective for annual reporting periods beginning on or after January 1, 2024:

●	IFRS 7 Financial Instruments: Disclosure and IAS 7 Statement of Cash Flows: Amendments for additional disclosure requirements for supplier finance arrangements.
●	IFRS 16 Leases: Amendments relating to sale and leaseback transactions.
●	IAS 1 Presentation of Financial Statements: Amendments to classification of liabilities as current or non-current, specifically those related to debt with covenants.

None of the new standards, amendments to standards and interpretations had a material impact on the Company’s financial statements. No changes in accounting policies occurred in 2024.

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

(ii) Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree's identifiable net assets at the acquisition date. Changes in the Company's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

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

(ii) Identify performance obligations

Contracts with customers can have one or more distinct performance obligations under IFRS 15. Identifying the performance obligations is based on an assessment of whether the promises in an agreement are capable of being distinct and are distinct from the other promises to transfer goods and/or services in the context of the contract. The Company assessed that there is one performance obligation in each of its material ongoing collaboration and license agreements, for the transfer of a license combined with performance of research and development services.

This is because the Company considers the two obligations cannot be distinct in the context of the contract as the licenses have no stand-alone value without the Company being involved in the research and development collaboration and that there is interdependence between the license and the research and development services to be provided.

(iii) Determine the transaction price

The Company’s research and collaboration agreements include non-refundable upfront payments; equity components; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; royalties on sales and research and development service fees. The transaction price excludes the amount of the part (or parts) of the contract that are initially measured in accordance with other Standards and allocate the amount of the transaction price that remains (if any) to each performance obligation.

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

For all its material ongoing research and collaboration agreements, the Company considers the performance obligations related to the transfer of the license as not distinct from the other promises to transfer goods and/or services; the Company uses judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If over time, revenue is then recognized based on a pattern that best reflects the transfer of control of the service to the customer.

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

The Company’s collaboration and license agreements may include reimbursement for research and development services. R&D services are performed and satisfied over time because the customer simultaneously receives and consumes the benefits provided by us. Revenue associated with such R&D service fees is then recognized based on a pattern that best reflects the transfer of control of the service to the customer.

d.	Sales based milestone payments and royalties

The Company’s material collaboration and license agreements include sales-based royalties, including commercial milestone payments based on the level of sales. The Company concluded that the licenses are not the predominant items to which the royalties and commercial milestone payments relate. Related revenue will be recognized as the subsequent underlying sales occur.

(iv) Allocate the transaction price

An entity shall allocate the transaction price to each performance obligation identified in a contract on a relative stand-alone selling price basis. As the Company’s collaboration and license agreements only contain one single performance obligation, the transaction price is entirely allocated to this single performance obligation.

(v) Recognize revenue

Revenue is recognized when the customer obtains control of the goods and/or services as provided in the research and collaboration agreements. Control can be transferred over time or at a point in time, which results in the recognition of revenue either over time or at a point in time.

The Company’s research and collaboration agreements only contain one performance obligation, for which the Company’s performance creates and subsequently enhances assets (e.g. exploitable compounds) that the customers control as the assets are created and/or enhanced. As such, the Company recognizes revenue over time.

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

Financial liabilities at fair value through profit or loss

Financial liabilities held for trading are classified as at FVTPL. A financial liability is classified as held for trading if it is a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on changes in fair value recognized in profit or loss. The net gain or loss recognized is included in the ‘results related to financial liabilities measured at FVTPL line item in profit or loss.

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

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

●	The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
●	The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used);
●	A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

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

4. New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2025 and have not been applied in preparing these consolidated financial statements. There are no standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions. The Company does not plan to adopt these standards early.

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

At year-end, a substantial amount of the Company’s cash balances are denominated in U.S. Dollars. This amount reflects the Company’s current expectation of future expenditure in U.S. dollars.

At December 31, 2024 the Company’s net position of financial instruments denominated in U.S. dollars was a net asset of € 5,898,000 (2023: net liability of € 726,000). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result, the foreign exchange results recognized in 2024 and 2023 are mainly caused by the cash balance denominated in U.S. dollars.

A reasonably possible weakening of the U.S. dollar by 10% against the functional currency of the Company at December 31, 2024 would have increased the Company’s net loss by € 590,000 (2023: decreased by € 73,000). A 10% strengthening of the U.S. dollar against the functional currency of the Company would have an equal but opposite effect on the Company’s net loss. The analysis assumes that all other variables, in particular interest rates, remain constant.

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

A 10% increase or decrease on actual interest rate is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

As of December 31, 2024, if interest rates had been 10% higher, then pre-tax earnings for the year would have been € 324,000 higher, while if interest rates had been 10% lower, then pre-tax earnings for the year would have been € 324,000 lower.

The Company’s exposure to interest rate risks on loans and leases is limited due to the use of fixed interest rates. The Company has a loan with a fixed interest rate, totaling € 4,582,000 at December 31, 2024 (2023: € 4,292,000). Details on the interest rates and maturities of these loans are provided in Note 14.

(b) Credit risk

Credit risk represents the risk of financial loss caused by default of the counterparty. The Company has no large receivables balances with external parties outside of cash and cash equivalents. The Company’s cash management policy is focused on preserving capital, providing liquidity for operations and optimizing yield while accepting limited risk (Short-term credit ratings must be rated A-1/P-1/F1 at a minimum by at least one of the Nationally Recognized Statistical Rating Organizations (“NRSROs”) specifically Moody’s, Standard & Poor’s or Fitch. Long-term credit rating must be rated A2 or A at a minimum by at least one NRSRO). As of December 31, 2024, the Company is in compliance with its cash management policy.

At December 31, 2024 and December 31, 2023, all of the Company’s cash and cash equivalents were held at five large institutions, Rabobank, ABN Amro, BNP Paribas, Wells Fargo and JP Morgan. All institutions are highly rated (Moody’s long-term debt ratings of Aa2, Aa3, A1, Aa2 and Aa2 for Rabobank, ABN Amro, BNP Paribas, Wells Fargo and JP Morgan respectively) with sufficient capital adequacy and liquidity metrics.

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

The table below analyzes ProQR’s undiscounted liabilities into relevant maturity groupings based on the remaining period at year-end until the contractual maturity date:

	Within	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years

	(€ in thousands)
At December 31, 2024
Borrowings	4,872	—	—	—
Lease liabilities	2,114	2,306	6,917	3,459
Trade payables and other payables	10,343	—	—	—
Total	17,329	2,306	6,917	3,459

At December 31, 2023
Borrowings	—	4,583	—	—
Lease liabilities	2,288	2,496	7,487	6,240
Trade payables and other payables	11,709	—	—	—
Total	13,997	7,079	7,487	6,240

The Company’s future capital requirements and the period for which the Company’s existing resources will support its operations may vary significantly from what the Company expects. The Company’s monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with successful development of the Company’s product candidates is highly uncertain, the Company is unable to estimate the actual funds it will require for development of its product candidates.

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

The investments in Phoenicis Therapeutics, Inc and Yarrow Biotechnology, Inc (“Yarrow”) are measured using valuation methods based on so-called Level 3 inputs. Level 3 inputs are unobservable inputs. Changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would not significantly change the fair value determined for Phoenicis Therapeutics, Inc and Yarrow.

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

6. Segment Information

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics. The board is identified as the chief operating decision maker. The board reviews the operating results regularly to make decisions about resources and to assess overall performance.

Revenues are generated from external customers whose main registered offices are all geographically located in the United States. Substantially all non-current assets of the Company are located in the Netherlands. The amounts provided to the board with respect to total assets and liabilities are measured in a manner consistent with that of the financial statements.

7. Property, Plant and Equipment

	Buildings and
	leasehold	Laboratory
	improvements	equipment	Other	Total
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)
Balance at January 1, 2023
Cost	22,863	4,912	1,339	29,114
Accumulated depreciation	(8,069)	(3,473)	(1,332)	(12,874)
Carrying amount	14,794	1,439	7	16,240

Additions	30	1,278	63	1,371
Depreciation	(1,951)	(546)	(16)	(2,513)
Effect of lease modification (Note 25)	1,859	—	—	1,859
Transfer	23	(30)	7	—
Disposals - cost	—	(252)	—	(252)
Accumulated depreciation on disposals	—	192	—	192
Movement for the period	(39)	642	54	657

Balance at December 31, 2023
Cost	24,775	5,908	1,409	32,092
Accumulated depreciation	(10,020)	(3,827)	(1,348)	(15,195)
Carrying amount	14,755	2,081	61	16,897

Balance at January 1, 2024
Cost	24,775	5,908	1,409	32,092
Accumulated depreciation	(10,020)	(3,827)	(1,348)	(15,195)
Carrying amount	14,755	2,081	61	16,897

Additions	244	916	43	1,203
Depreciation	(2,027)	(710)	(24)	(2,761)
Effect of lease modification (Note 25)	(1,226)	—	—	(1,226)
Transfer	—	—	—	—
Disposals - cost	—	—	—	—
Accumulated depreciation on disposals	—	—	—	—
Movement for the period	(3,009)	206	19	(2,784)

Balance at December 31, 2024
Cost	23,793	6,824	1,452	32,069
Accumulated depreciation	(12,047)	(4,537)	(1,372)	(17,956)
Carrying amount	11,746	2,287	80	14,113

The depreciation charge for 2024 is included in research and development costs for an amount of € 2,331,000 (2023: € 1,994,000) and in general and administrative costs for an amount of € 430,000 (2023: € 519,000).

Buildings and leasehold improvements include a right-of-use asset relating to the lease of the Company’s Leiden office and laboratory space, with a carrying amount of € 11,433,000 at December 31, 2024 (2023: € 14,524,000).

8. Investments in Associates

In May 2021, the Company obtained an 8% share in the common stock of Yarrow. ProQR’s share in Yarrow subsequently changed to 5.1%. Although ProQR only owns 5.1% of Yarrow’s shares, the Company had significant influence over Yarrow by virtue of its right to appoint one of Yarrow’s three board members, as well as its participation in Yarrow’s policy-making process, amongst other factors. As such, the Company’s interest in Yarrow was initially recognized as an investment in associate.

In October 2023, Gerard Platenburg, Chief Scientific Officer at ProQR, ended his term on Yarrow’s board of directors. From that moment onwards, ProQR no longer had significant influence over Yarrow. Yarrow was therefore derecognized as an associate and was accounted for as a financial asset, as disclosed in Note 9.

As the carrying amount of the Company’s investment in Yarrow was € nil at December 31, 2022, ProQR did not recognize any further share of Yarrow’s loss from continuing operations for the period from January through October 2023. The results related to associates amounting to € 8,000 for 2022 consisted of ProQR's share in the loss of Yarrow.

9. Investments in Financial Assets

Yarrow Biotechnology, Inc.

As disclosed in Note 8, Gerard Platenburg, Chief Scientific Officer at ProQR, ended his term on Yarrow’s board of directors in October 2023. From then on, ProQR no longer had significant influence over Yarrow. Yarrow was therefore derecognized as an associate and was accounted for as a financial asset and measured at fair value.

ProQR holds a 5.1% interest in Yarrow. The Company elected to recognize subsequent changes in the fair value of its investment in Yarrow in Other Comprehensive Income. In October 2023, ProQR initially recognized its investment in the Yarrow financial asset at € nil. As at December 31, 2024, the fair value of the Yarrow financial asset amounted to € nil.

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

ProQR holds a 3.9% interest in Phoenicis. ProQR does not have significant influence in Phoenicis. The Company elected to recognize subsequent changes in the fair value of its investment in Phoenicis in Other Comprehensive Income. In September 2023, the investment was remeasured to nil, and ProQR recognized a fair value loss of € 621,000 in other comprehensive income. As at December 31, 2024 the fair value of the Phoenicis financial asset amounted to € nil (2023: € nil).

10. Other Taxes

	December 31,	December 31,
	2024	2023

	(€ in thousands)
Value added tax	690	523
	690	523

All receivables are considered short-term and due within one year.

11. Prepayments and Other Receivables

	December 31,	December 31,
	2024	2023

	(€ in thousands)
Prepayments	2,410	793
Other receivables	835	745
Accrued income from Rett Syndrome Research Trust	502	—
	3,747	1,538

All receivables are considered short-term and due within one year. At December 31, 2024 and 2023, prepayments consisted principally of payments made by the Company for services not yet provided by vendors. At December 31, 2024 other receivables consisted principally of accrued grant income and deposits. The accrued grant income relating to Rett Syndrome Research Trust (“RSRT”) includes the initial fair value of the warrants issued to RSRT that was accounted for as a reduction of the transaction price. The nature of the agreement with RSRT is described in Note 26. At December 31 2023, other receivables consisted principally of deposits.

12. Cash and Cash Equivalents

	December 31,	December 31,
	2024	2023

	(€ in thousands)
Cash at banks	74,199	59,775
Deposits	75,209	59,150
	149,408	118,925

The cash at banks is at full disposal of the Company. Deposits are fixed for at most 3 month periods at a time.

13. Shareholders’ Equity

(a) Share capital

	Number of shares 2024	Number of shares 2023	Number of shares 2022
	Ordinary	Ordinary	Ordinary
Balance at January 1	84,248,384	84,246,967	74,865,381
Issued for cash	23,463,610	—	9,381,586
Issued for services	—	—	—
Exercise of share options / vesting of RSUs	(395,559)	537,513	144,688
Treasury shares issued (transferred)	394,481	(536,096)	(144,688)
Balance at December 31	107,710,916	84,248,384	84,246,967

The authorized share capital of the Company amounting to € 13,600,000 consists of 170,000,000 ordinary shares and 170,000,000 preference shares with a par value of € 0.04 per share. At December 31, 2024, 107,710,916 ordinary shares were issued. 105,212,527 ordinary shares were fully paid, and 2,498,389 ordinary shares were held by the Company as treasury shares (2023: 2,893,792).

In December 2022, the Company issued 9,381,586 shares to Lilly pursuant to the amended and restated licensing and research collaboration between the Company and Lilly (Note 17), resulting in gross proceeds of € 14,122,000, with no significant transaction costs.

In September 2024, the Company filed a shelf registration statement on Form F-3, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units; and (b) as part of the $ 300,000,000, the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold under a sales agreement (the “sales agreement”) with Cantor Fitzgerald & Co. (“Cantor”) in one or more at-the-market (“ATM”) offerings. The Company will pay Cantor a commission equal to 3% of the gross proceeds of the sales price of all ordinary shares sold through it as sales agent under the sale agreement. As of December 31, 2024, no shares have been issued pursuant to this ATM facility.

In October 2024, the Company consummated an underwritten public offering of 18,000,000 ordinary shares (the “Offering”) at a public offering price of $ 3.50 per share (the “public offering price”). In addition, the Company granted the underwriters a 30-day option to purchase up to 2,700,000 additional ordinary shares at the public offering price, less underwriting discounts and commissions. The option was partially exercised on October 31, 2024, resulting in the issuance of 1,940,072 shares. The gross proceeds from the Offering and subsequent partial exercise of the underwriters’ option, amounted to $ 69,790,000 (€ 64,600,000) while the transaction costs amounted to approximately € 4,365,000, resulting in net proceeds of approximately € 60,235,000.

Concurrently with the Offering, the Company entered into a share purchase agreement with Lilly in a separately negotiated transaction (the “concurrent private placement”), pursuant to which the Company agreed to offer and sell, and Lilly agreed to purchase, 3,523,538 ordinary shares at a price per share equal to the public offering price, for total gross proceeds of approximately $ 12,300,000, subject to a purchase price cap of $ 15,000,000, the consummation of the Offering and the satisfaction of other customary closing conditions. The proceeds of $ 12,300,000 million (€ 11,400,000) from the concurrent private placement were received on October 25, 2024. The ordinary shares purchased in the concurrent private placement are not subject to any underwriting discounts or commissions.

(b) Equity settled employee benefit reserve

The costs of share options and RSUs for employees, members of the Board are recognized in the income statement, together with a corresponding increase in equity during the vesting period, taking into account (deferral of) corporate income taxes. The accumulated expense of share-based compensation recognized in the income statement is shown separately in the equity category ‘equity settled employee benefit reserve’ in the ‘statement of changes in equity’. On September 25, 2017, the Company established a Dutch foundation named Stichting Bewaarneming Aandelen ProQR for holding shares in trust for employees, members of the Board of the Company and its group companies who from time to time could exercise options under the Company’s equity incentive plans.

(c) Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

(d) Share options and restricted stock units

The Company operates an equity-settled share-based compensation plan which was introduced in 2013. Options and RSUs may be granted to employees, members of the Board and consultants. The compensation expenses included in operating costs for this plan were € 2,544,000 in 2024 (2023: € 3,106,000), of which € 1,984,000 (2023: € 2,629,000) was recorded in general and administrative costs and € 560,000 (2023: € 477,000) was recorded in research and development costs based on employee allocation.

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

The fair value of the options is estimated at the date of grant using the Black-Scholes option-pricing model, with on average the following assumptions:

	Options granted		Options granted		Options granted
	in 2024		in 2023		in 2022
Risk-free interest rate	3.903%		3.960%		2.570%
Expected dividend yield	—%		—%		—%
Expected volatility	96.5%		105.6%		101.0%
Expected life in years	5	years	5	years	5	years

The resulting weighted average grant date fair value of the options amounted to € 1.51 in 2024 (2023: € 2.14). The stock options granted have a 10-year life following the grant date and are assumed to be exercised seven years from date of grant for all awards.

The fair value of RSUs is determined at the grant date by using the Company’s share price at the grant date. The resulting weighted average grant date fair value of the RSUs amounted to € 2.76 in 2023. No RSUs were granted in 2024.

Movements in the number of options outstanding and their related weighted average exercise prices are as follows:

	2024		2023		2022
	Number of	Average	Number of	Average	Number of	Average
	options	exercise price	options	exercise price	options	exercise price
Balance at January 1	11,186,240	€3.10	11,279,210	€3.66	7,643,143	€6.13
Granted	1,377,780	€1.94	1,793,449	€2.76	5,230,405	€0.89
Forfeited	(179,259)	€1.61	(276,272)	€4.62	(1,177,622)	€5.84
Exercised	(300,036)	€0.79	(337,746)	€1.07	(1,590)	€2.72
Expired	(412,933)	€4.05	(1,272,401)	€7.80	(415,126)	€7.94
Balance at December 31	11,671,792	€3.38	11,186,240	€3.10	11,279,210	€3.66
Exercisable at December 31	8,152,467		6,679,018		5,235,914

The options outstanding at December 31, 2024 had an exercise price in the range of € 0.64 to € 21.06 (2023: € 0.60 to € 19.80) and a weighted-average contractual life of 6.3 years (2023: 6.8 years). The weighted-average share price at the date of exercise for share options exercised in 2024 was € 2.09 (2023: € 1.45).

Movements in the number of RSUs outstanding are as follows:

	2024	2023	2022
	Number of	Number of	Number of
	RSUs	RSUs	RSUs
Balance at January 1	166,306	370,962	536,118
Granted	—	52,319	353,116
Forfeited	(17,775)	(66,881)	(371,102)
Released	(94,962)	(190,094)	(147,170)
Balance at December 31	53,569	166,306	370,962

Refer to Note 27 for the share-based compensation granted to senior management personnel.

14. Borrowings

	December 31,	December 31,
	2024	2023

	(€ in thousands)
Innovation credit	2,899	2,899
Accrued interest on innovation credit	1,683	1,393
Convertible loans	—	—
Accrued interest on convertible loans	—	—
Total borrowings	4,582	4,292
Current portion	4,582	—
Total non-current borrowings	—	4,292

Innovation credit (“Innovatiekrediet”)

In December 2018, ProQR was awarded an Innovation credit for the sepofarsen program. Amounts were drawn under this facility from 2018 through 2022. The credit of € 3,907,000 was used to conduct the Phase 2/3 clinical study and efforts to obtain regulatory and ethical market approval (New Drug Applications (“NDA”)/ Marketing Authorization Applications (“MAA”)) of sepofarsen for LCA10. In the fourth quarter of 2023, ProQR made a partial repayment of the principal, amounting to € 1,008,000. The remaining amount payable of € 2,899,000 is recognized under current borrowings at December 31, 2024.

In December 2023, ProQR received a conditional waiver for the € 4,292,000 remaining balance of the Innovation credit including accrued interest. Consequently, the repayment of the total loan of € 4,292,000, including interest, will be waived if conditions are met, which will be reviewed annually. In January 2025, the conditional waiver for the total balance of € 4,582,000, including interest, was extended until December 31, 2025.

The amounts receivable relating to development & regulatory milestone payments under the Amended and Restated Asset Purchase Agreement with Laboratoires Théa S.A.S. (“Théa”) are subject to a right of pledge for the benefit of the Rijksdienst voor Ondernemend Nederland (“RVO”).

Convertible loans: Pontifax and Kreos

In July 2020, the Company entered into a convertible debt financing agreement with Pontifax Medison Debt Financing (“Pontifax”). Under the agreement, the Company had access to up to $ 30.0 million in convertible debt financing in three tranches of $ 10.0 million each that would mature over a 54-month period and had an interest-only period of 24 months. One tranche of $ 10.0 million (€ 8.4 million) was drawn down over the course of the agreement.

A second close of the convertible debt financing agreement was completed in August 2020 with Kreos Capital (“Kreos”). Under the second agreement, the Company had access to up to € 15.0 million in convertible debt financing in three tranches of € 5.0 million each that would mature over a 54-month period and had an interest-only period of 24 months. One tranche of € 5.0 million was drawn down over the course of the agreement.

In connection with the loan agreement, the Company issued to Pontifax and Kreos warrants to purchase up to an aggregate of 302,676 shares of its common stock at a fixed exercise price.

In December 2021, the Company amended its convertible debt financing agreement with the lenders. Under the amended agreement the Company drew down an additional $ 30.0 million (€ 26.5 million) that would mature over a 54-month period and had an interest-only period of 33 months. The amendment replaced the two undrawn tranches under the original convertible debt financing agreements.

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

Pontifax’ and Kreos’ warrants remain in place until their five-year economic life expires. These warrants are accounted for as embedded derivatives and were recognized separately from the host contract as derivative financial liabilities at FVTPL.

Convertible loans: Amylon Therapeutics B.V.

Convertible loans amounting to € 2.3 million were issued to Amylon Therapeutics B.V. (“Amylon”) in 2018 and 2019 and were interest-bearing at an average rate of 8% per annum. In 2022 and 2023, Amylon entered into waiver agreements with its lenders. Such lenders’ loan agreements with Amylon are severed and any claims to repayment of any outstanding debt and accumulated interest are renounced. The total amount of convertible loans and accumulated interest waived under these agreements in 2023 is € 1,866,000 (2022: € 1,144,000). The resulting gains are recognized as a gain on derecognition of financial liabilities.

In the third quarter of 2023, Amylon was legally dissolved. The effect of the resulting derecognition of Amylon’s remaining assets and liabilities is included in profit and loss as ‘result on derecognition of subsidiary’.

The results related to the derecognition of financial liabilities, as described above, are as follows:

	2024	2023

	(€ in thousands)
Gain on waiver of Amylon Therapeutics B.V. convertible loans	—	1,866
	—	1,866

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Innovation	Convertible	Lease
	credit	loans	liability

	(€ in thousands)
Balance at January 1, 2023	4,943	1,828	15,200
Changes from financing cash flows
Repayments	(1,008)	—	(1,621)
The effect of changes in foreign exchange rates	—	—	—
Other changes
Interest expense	357	38	—
Interest paid	—	—	—
Transaction costs	—	—	—
Repayments allocated to option premium on convertible loans (equity)	—	—	—
Repayments recognized as result on derecognition of financial liabilities	—	—	—
Effect of waived loan agreements	—	(1,866)	—
Effect of lease amendments	—	—	1,863

Balance at January 1, 2024	4,292	—	15,442
Changes from financing cash flows
Repayments	—	—	(1,582)
The effect of changes in foreign exchange rates	—	—	—
Other changes
Interest expense	290	—	—
Interest paid	—	—	—
Effect of waived loan agreements	—	—	—
Effect of lease amendments	—	—	(1,226)

Balance at December 31, 2024	4,582	—	12,634

15. Deferred Income

The following table summarizes details of deferred income at December 31, 2024 and December 31, 2023. The nature of the deferred income relating to Lilly is described in Note 17. The nature of the deferred income relating to RSRT is described in Note 26.

	December 31,	December 31,
	2024	2023

	(€ in thousands)
Payments from Eli Lilly and Company	50,930	64,739
Payments from Rett Syndrome Research Trust	441	—
Total deferred income	51,371	64,739
Current portion	(21,942)	(20,569)
Total non-current deferred income	29,429	44,170

The current portion of deferred income reflects the estimated value of the Company’s work under the Lilly collaboration and RSRT grant that is expected to be performed within one year after the balance sheet date.

The table below analyzes ProQR’s undiscounted deferred income release based on estimates for the measure of progress and allocated into relevant maturity groupings until the contractual maturity date:

	Within	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years

	(€ in thousands)
At December 31, 2024
Deferred Income	21,942	21,087	8,342	—
Total	21,942	21,087	8,342	—

At December 31, 2023
Deferred Income	20,569	27,950	16,220	—
Total	20,569	27,950	16,220	—

16. Other Current Liabilities

At December 31, 2024, other current liabilities amount to € 8,849,000 (2023: € 8,509,000). At December 31, 2024 and December 31, 2023, other current liabilities consisted principally of accruals for services provided by vendors not yet billed, payroll related accruals and other miscellaneous liabilities.

17. Revenue

The following table summarizes details of revenue recognized in the years ended December 31, 2024, 2023 and 2022 by collaboration agreement and by category of revenue: upfront payments, other research and development service fees and equity consideration.

	2024	2023	2022

	(€ in thousands)
Up-front payments
Eli Lilly and Company	15,584	5,996	2,646
Yarrow Biotechnology, Inc.	—	—	191
Other R&D services
Eli Lilly and Company	—	—	270
Yarrow Biotechnology, Inc.	—	—	118
Equity component
Eli Lilly and Company	496	518	321
Yarrow Biotechnology, Inc.	—	—	48
Milestone payments
Eli Lilly and Company	2,825	—	—
	18,905	6,514	3,594

The table below summarizes the changes in current and non-current deferred revenue for the years ended December 31, 2024 and 2023.

Eli Lilly
(€ in thousands)
Balance at January 1, 2023	71,209
Received or receivable
Upfront payment	—
Equity component	—
Milestones achieved	—
Revenue recognition
Upfront payment	(5,996)
Equity component	(518)
Milestones achieved	—
Foreign currency translation effects	44
Balance at January 1, 2024	64,739
Received or receivable
Upfront payment	—
Equity component	—
Milestones achieved	5,096
Revenue recognition
Upfront payment	(15,584)
Equity component	(496)
Milestones achieved	(2,825)
Foreign currency translation effects	—
Balance at December 31, 2024	50,930

Eli Lilly and Company collaboration

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

In December 2022, the Company and Lilly amended their research and collaboration agreement described above, which expanded the collaboration. Under the amended and restated research and collaboration agreement, Lilly will gain access to additional targets in the central nervous system (“CNS”) and peripheral nervous system (“PNS”) with ProQR’s Axiomer platform.

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

With regard to the original and amended and restated research and collaboration agreements with Lilly, the Company concluded as follows:

●	The amended and restated research and collaboration agreement is accounted for as a separate contract under IFRS 15 given the group of promises to be delivered are distinct and are priced commensurate with stand-alone selling prices.
●	For each of the agreements, the company identified one performance obligation under IFRS 15, for the transfer of a license combined with the performance of research and development activities. The Company concluded that the license is not capable of being distinct and is not distinct in the context of the contract. ProQR’s services are evaluated as predominant at inception of the contract and the compounds resulting from the collaboration do not represent a series of distinct promises because they were not predetermined at the inception of the contract and can be terminated or replaced at the discretion of Lilly subject to the terms and conditions of the Collaboration agreement.
●	The transaction price of the agreement includes fixed components, consisting of an up-front fee and an equity component (premium or discount). The agreement also contains variable parts, notably milestones, which are included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Development milestone payments to be reached during the ProQR research program will only be included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones is subsequently resolved. Sales-based milestones and sales-based royalties will be included as the underlying sales occur.
●	Initially, the Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

After the handover of a compound to Lilly:

●	The variable consideration for development milestones to be reached during the Lilly R&D activities is linked to a separable right to use the license which comes into existence for each successful compound transferred to Lilly. This license is a separate performance obligation and revenue will be recognized at a point in time when the development milestone for a license is achieved and the variable constraint is resolved.

●	The variable consideration for commercial milestones is linked to a separable right to use the license which comes into existence for each successful compound transferred to Lilly. This license is a separate performance obligation and will be recognized at a point in time when the commercial milestone for a license is achieved and the variable constraint is resolved.
●	For sales-based royalties, the license is the predominant item to which the royalty relates. The sales-based royalties will be recognized after the handover of the compound to Lilly (after completion of the initial performance obligation) and once the respective sale level occurs.

During the year ended December 31, 2024, the Company reached milestones amounting to $ 5,500,000 (€ 5,096,000) under the agreement, which were added to the transaction price and recognized partially as revenue during the year ended December 31, 2024.

Yarrow Biotechnology, Inc. collaboration

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

With regard to its collaboration with Yarrow, the Company concluded as follows:

●	There is one single performance obligation under IFRS 15, which is the transfer of a license combined with the performance of research and development activities. The Company concluded that the license is not capable of being distinct and is not distinct in the context of the contract.
●	The transaction price of this agreement currently includes both fixed and variable components. The fixed part consists of an up-front fee and an equity component. The variable part consists of a cost reimbursement for research and development activities. The agreement also contains other variable parts, but those are not yet included in the transaction price. Milestone payments will only be included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones is subsequently resolved. Sales-based milestones and sales-based royalties will be included as the underlying sales occur.
●	The Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

The Yarrow collaboration was terminated in the third quarter of 2022.

18. Other Income

	2024	2023	2022

	(€ in thousands)
Net gain on divestment of intellectual property	—	2,931	—
Grant income	640	75	699
Other income	—	5	66
	640	3,011	765

In January 2024, the Company entered into an agreement with RSRT that focuses on the design and development of editing oligonucleotides (“EONs”) using the Company’s Axiomer technology platform targeting the transcription factor Methyl CpG binding protein 2 (“MECP2”) and correcting mutations of interest. Under the agreement, RSRT awarded the Company up to € 1,015,000 as a research grant for the initial phase of the project that was received during 2024, out of which € 640,000 was recognized as Other income during 2024 and the remaining part recorded as Deferred income. As further described in Note 26, in December 2024, the Company expanded partnership with RSRT to include an additional $ 8,150,000 in funding from the RSRT to support the advancement of the selected candidates into clinical trials.

In December 2023, ProQR completed the divestment of its late-stage ophthalmic intellectual property assets, sepofarsen and ultevursen, to Théa. Under the terms of the agreement, ProQR received an initial payment of  € 8,000,000. The Company incurred costs directly associated to the transaction amounting to € 5,069,000. The net gain on the divestment amounting to € 2,931,000 was recognized in other income. Costs directly associated to the transaction include the partial repayment of grant income received from Foundation Fighting Blindness (“FFB”) for the development of ultevursen (€ 1,117,000), financial advisory fees (€ 2,715,000), incentive payments (€ 913,000), assignment and success fees (€ 260,000), and other costs (€ 64,000).

In February, 2018, the Company entered into a partnership agreement with FFB, under which FFB agreed to provide funding of $ 7,500,000 for the preclinical and clinical development of ultevursen for Usher syndrome type 2A targeting mutations in exon 13. FFB grant income amounted to € nil in 2023 compared to € 594,000 in 2022 and € 977,000 in 2021. Grant income in 2024, 2023 and 2022 further includes income from grants received from various institutions.

19. Operating Costs

Total operating costs include the following expenses by nature:

	2024	2023	2022

	(€ in thousands)
Employee benefits	19,367	20,349	30,286
External R&D costs	12,838	4,809	19,824
Laboratory costs and other consumables	4,675	3,473	3,111
Advisory and legal costs	4,384	4,262	6,766
Insurance costs	918	1,458	1,895
Depreciation	2,761	2,513	2,521
Patent and license expenses	721	303	611
Other	4,353	4,217	4,504
	50,017	41,384	69,518

20. Employee Benefits

	2024	2023	2022

	(€ in thousands)
Wages and salaries	13,438	13,797	23,441
Social security costs	2,367	2,480	2,661
Pension costs — defined contribution plans	1,018	966	1,315
Equity-settled share based payments	2,544	3,106	2,869
	19,367	20,349	30,286
Average number of employees for the period	163.0	144.0	163.0

Employees per activity at December 31 (converted to FTE):

	December 31, 2024	December 31, 2023	December 31, 2022
Research and Development	133.9	122.4	103.5
General and Administrative	32.2	34.2	26.7
Total number of employees (converted to FTE)	166.1	156.6	130.2

Of all employees 164.1 FTE are employed in the Netherlands (2023: 153.6 FTE).

Included in the wages and salaries for 2024 is a credit of € 1,888,000 (2023: € 1,170,000, 2022: € 792,000) with respect to WBSO subsidies.

21. Financial Income and Financial Expense

	2024	2023	2022

	(€ in thousands)
Interest income:
Current accounts and deposits	3,251	2,593	106
Interest costs:
Current accounts and deposits	(74)	(31)	(406)
Lease liability	(713)	(774)	(793)
Loans and borrowings	(290)	(398)	(3,928)
Foreign exchange result:
Net foreign exchange (loss) / benefit	(7)	(255)	4,757
	2,167	1,135	(264)

Financial income amounting to € 3,251,000 (2023: € 2,593,000, 2022: € 4,863,000) consists of interest income of € 3,251,000 (2023: € 2,593,000, 2022: € 106,000) for the year ended December 31, 2024. Further, 2022 consisted of a net foreign exchange benefit of € 4,757,000. Financial expenses amounting to € 1,084,000 (2023: € 1,458,000) consist of interest costs of € 1,077,000 (2023: € 1,203,000) and net foreign exchange costs of € 7,000 (2023: € 255,000). Financial expenses amounted to € 5,127,000 in 2022 and wholly consisted of interest costs.

22. Results related to financial liabilities measured at fair value through profit or loss

	2024	2023	2022

	(€ in thousands)
Warrants to Rett Syndrome Research Trust	132	—	—
Warrants from convertible loans	213	953	2,713
	345	953	2,713

Results related to financial liabilities measured at FVTPL represent changes in the fair value of derivative financial instruments since their initial recognition. These derivative financial instruments consist of conversion options and warrants issued in connection with the Company’s convertible loans, which are described in Note 14, and warrants issued in connection with the Company’s partnership with RSRT, which is described in Note 26.

At

23. Income Taxes

The calculation of the tax charge is as follows:

	2024	2023	2022

	(€ in thousands)
Consolidated result before corporate income taxes	(27,960)	(27,813)	(64,108)
Exclude: results related to associates	—	—	(8)
	(27,960)	(27,813)	(64,100)

Income tax based on domestic rate (25.8%)	7,214	7,176	16,538
Tax effect of:
Different tax rates in foreign jurisdictions	—	(8)	10
(Non-deductible expenses) / non-taxable gains	(269)	(289)	133
Share- and loan-issue expenditures that are tax deductible	1,117	—	—
Change in unrecognized deductible temporary differences	(73)	(67)	(75)
Current year losses for which no deferred tax asset was recognized	(7,989)	(6,820)	(16,649)
True-up for prior year	197	86	(53)
Income tax benefit / (charge)	197	78	(96)
Effective tax rate	0.7%	0.3%	0.2%

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

A deferred tax liability amounting to € 2,950,000 (2023: € 3,747,000) arises due to a taxable temporary difference associated with the Company’s right-of-use asset for the lease of its Leiden headquarters. A deferred tax asset amounting to € 3,260,000 (2023: € 3,984,000) arises due to a deductible temporary difference associated with the corresponding lease liability. As these deferred tax positions relate to income taxes levied by the same taxation authority (namely that of the Netherlands), and there is a legally enforceable right to offset current tax assets against current tax liabilities, and the Company intends to settle its current tax assets and liabilities on a net basis, the deferred tax asset associated with the lease liability is offset against the deferred tax liability associated with the right-of-use asset. The remaining balance of the deferred tax asset is not recognized, as it is Management’s judgment that there is no sufficient convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized.

As per December 31, 2024, the Company has a total amount of € 437.3 million (2023: € 402.3 million, 2022: € 376.9 million) tax loss carry-forwards available for offset against future taxable profits, which may be carried forward indefinitely. However, the offset of losses will be limited in a given year against the first € 1.0 million of taxable profit. For taxable profit in excess of this amount, losses may only be offset up to 50% of this excess. In addition, as per December 31, 2024, the Company has a total of € 1.3 million (2023: € 2.3 million, 2022: € 3.3 million) of unused non-deductible interest expenses, which may be carried forward indefinitely. However, the offset will be limited in a given year against the higher of 20% of adjusted taxable profit or € 1.0 million of interest income.

24. Earnings Per Share

(a) Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the result attributable to owners of the Company by the weighted average number of shares outstanding during the year.

	2024	2023	2022
Result attributable to owners of the Company (€ in thousands)	(27,763)	(28,119)	(64,424)
Weighted average number of shares outstanding	86,086,486	81,011,438	71,641,305
Basic (and diluted) earnings per share (€ per share)	€(0.32)	€(0.35)	€(0.90)

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

25. Leases

The Company leases office and laboratory facilities of 4,818 square meters at Zernikedreef in Leiden, the Netherlands, where the Company’s headquarters and its laboratories are located. The current lease agreement for these facilities terminates on June 30, 2031. The lease agreement contains no significant dismantling requirements.

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

Annually in June, the lease price is amended to reflect an indexation. In addition, based on the lease agreement the Company can in consultation with the owner amend a prepayment for non-lease component. During 2024 the Company reached an agreement to decrease the prepayment that resulted in remeasurement of the lease liability. This amendment did not qualify as a lease modification. As a result of the indexation and decrease of the prepayment in 2024, the lease liability was remeasured, resulting in an increase in the carrying amounts of the lease liability and the right-of-use asset of € 1,226,000 (2023: € 1,863,000 and 2022: € 592,000).

The following table summarizes the relevant disclosures in relation to the Company’s leases in 2024, 2023 and 2022:

	2024	2023	2022
	(€ in thousands)	(€ in thousands)	(€ in thousands)
Depreciation charge for right-of-use assets	1,867	1,833	1,737
Interest expense on lease liabilities	713	774	793
Expense relating to short-term leases	7	28	94
Total cash outflow for leases	2,302	2,423	2,701
Additions to right-of-use assets during the period	1,226	1,863	592

The carrying amount of the right-of-use asset at the end of the reporting period is disclosed in Note 7 Property, Plant & Equipment.

A maturity analysis of the Company’s lease liability is included in Note 5 Financial Risk Management under (c) Liquidity risk. The total undiscounted commitment for lease agreements to which the Company had committed at December 31, 2024 amounts to € 14,795,000 (2023: € 18,511,000). This amount does not include potential commitments that may arise from contractual extension options, as the Company is not reasonably certain that any extension options will be exercised.

26. Commitments and Contingencies

(a) Claims

There are no claims known to management related to the activities of the Company.

(b) Patent license agreements

In October 2018, ProQR signed an agreement with Ionis Pharmaceuticals (“Ionis”) to license QR-1123 (formerly “IONIS-RHO-2.5Rx”), an RNA medicine for autosomal dominant retinitis pigmentosa (“adRP”) caused by the P23H mutation in the rhodopsin (“RHO”) gene. Under the terms of the agreement, ProQR was granted an exclusive worldwide license to QR-1123 and relevant patents. In 2018, ProQR paid the first installment of an upfront payment in ordinary shares in the aggregate amount of $ 2,500,000 at $ 22.23 per share, which represents a 20% premium (based on the volume weighted average price of the previous 20 trading days) to its common stock, to Ionis upon signing the agreement. In 2019, ProQR paid the second installment of the upfront payment in ordinary shares in the aggregate amount of $ 3,501,000, at $ 9.43 per share. This license agreement was terminated effective January 2024.

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

In January 2018, the Company entered into a license agreement with Inserm Transfert SA and Assistance-Publique-Hôpiteaux de Paris. Under the terms of the agreement, the Company has a world-wide, exclusive, royalty-bearing license under patent rights belonging to Inserm Transfert SA and other co-owners to develop, have developed, make, have made, use, have used and sell, have sold or otherwise distribute certain licensed products related to antisense oligonucleotides (“AONs”) for treating LCA and method of treatment claims relating to modulation of the splicing of the CEP290 gene product. This license agreement is assigned per December 2023 in connection with the sale of the ophthalmology products, sepofarsen and ultevursen. In consideration for the assignment, the Company has agreed to accept certain royalty obligations upon sepofarsen reaching certain regulatory milestones and net sales of products sold.

In January 2017, the Company entered into an agreement with the Leiden University Medical Center (“LUMC”), which gives the Company a world-wide, exclusive, royalty-bearing license in the field of Huntington’s disease, under certain patent rights of LUMC regarding antisense oligonucleotide based therapies. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to the HD program. This license was terminated per July 2023.

In February 2019, the Company entered into an agreement with the University of Rochester, New York, which gives the Company a world-wide, exclusive, royalty-bearing, sublicensable license in the field of AONs for use in nucleotide specific RNA editing through pseudouridylation, under certain patent rights of University of Rochester. This license agreement contains certain diligence obligations for the Company coupled to milestone payments and complements the Company’s intellectual property relating to the Axiomer/pseudouridylation program.

In September 2020, the Company entered into an agreement with Vico Therapeutics B.V., which gives the Company a world-wide, exclusive, royalty-bearing, sublicensable license in the field of the prophylactic and therapeutic use of antisense oligonucleotide for the treatment of Fuch’s Endothelial Corneal Dystrophy caused by a trinucleotide repeat, under certain patent rights of Vico Therapeutics B.V. In partial consideration of the rights and licenses granted by the license agreement, the Company is required to make annual maintenance payments. Unless terminated earlier in accordance with the terms of the license agreement, the agreement will stay in effect until the expiration of all of the licensed patent rights. The license agreement may be terminated by either party in the event of an uncured breach by the breaching party. Vico Therapeutics B.V. may terminate the license agreement if the Company applies for an order or an order is made declaring the Company bankrupt or granting the Company suspension of payments, or a liquidator is appointed for the Company, or the Company is dissolved, liquidated, or ceases to carry on all or a substantial part of its business or a decision is taken to that effect, or in the event uncured payment defaults. The development of this candidate has been suspended per the strategic shift in focus as announced in August 2022.

(c) Clinical support agreements

In February 2018, the Company entered into an agreement with FFB, under which FFB has provided funding of $ 6,800,000 (€ 6,300,000) to advance ultevursen into the clinic.

Pursuant to the terms of the agreement, the Company was obligated to make certain repayments to FFB subject to development milestones. In December 2023, upon the occurrence of the sale of ultevursen to Théa, these payables were settled by means of a lump-sum payment in the amount of € 1,100,000 and a percentage of earn-out payments for milestones and sales to be received by the Company from Théa, ranging from 5-10%.

On January 4, 2024, the Company entered into an agreement with RSRT, under which RSRT committed funding in the amount of € 1,015,000 for research and development purposes related to Rett syndrome. On December 5, 2024, the Company and RSRT entered into a further agreement, under which the RSRT provides an additional award of up to $ 8,150,000 to support the development program to advance the Rett syndrome related program into clinical trials.

Pursuant to the terms of the agreement dated December 5, 2024, the Company is obligated to make a one-time milestone payment to RSRT of up to $ 40,750,000, payable in four equal annual installments following the first commercial sale of the product, the first of which is due within 60 days following the first commercial sale. The Company has also issued warrants with a term of 7 years to RSRT to purchase up to 2,144,772 ordinary shares at a fixed price of $ 3.73. These warrants will vest in full upon the occurrence of (i) product approval by the FDA or EMA, or (ii) a change of control transaction. Upon the occurrence of a change of control transaction, RSRT may elect to receive an amount of $ 16,300,000 in lieu of the warrants (which shall then immediately terminate), which amount shall be set-off against the aforementioned milestone payments, in four equal tranches. In case the Company licenses out the program, the Company shall pay 10% of the royalties received to RSRT, within 60 days of receipt of such licensing revenue. The warrants shall then lapse immediately. Either RSRT or ProQR may terminate the agreement for cause, which includes the Company’s material failure to achieve certain milestones. The Company’s payment obligations survive the termination of the agreement in case of termination by RSRT.

(d) Research and development commitments

The Company has research and development commitments, mainly with contract research organizations (“CRO’s”), amounting to € 9,828,334 at December 31, 2024 (2023: € 8,893,000). Of these obligations an amount of € 9,542,784 is due in 2025, the remainder is due in 2 to 5 years.

27. Related-Party Transactions

Details of transactions between the Company and related parties are disclosed below.

(a) Compensation of the Board of Directors and senior management

In May 2024, the Company changed the governance structure from a two-tier to one-tier board with the previous members of the Supervisory Board appointed to the Board of Directors as Non-Executive Directors and the previous members of the Management Board appointed to the Board of Directors as Executive Directors. The Company’s Board is supported by its senior management. Mr. Daniel de Boer, Mr. René Beukema and Dr. Gerard Platenburg (from May 2024 onwards) are the executive directors of the Company. Following the change in the governance, for 2024, the Company discloses the remuneration of the Board and senior management combined. The comparative information for 2023 and 2022 has been amended accordingly.

The remuneration of the Board of Directors and senior management in 2024 is set out in the table below:

	2024
	Short term	Post-employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Non-Executive Directors
Dinko Valerio, Ph.D.	56	—	51	107
Alison F. Lawton	48	—	51	99
James Shannon, M.D.	71	—	51	122
Bart Filius	49	—	51	100
Begoña Carreño, Ph.D.	42	—	35	77
Theresa Heggie	48	—	127	175
Martin Maier, Ph.D.*	26	—	—	26
Total Non-Executive Directors	340	—	366	706

Executive Directors
Daniel de Boer**	939	27	864	1,830
René Beukema**	659	27	294	980
Gerard Platenburg, Ph.D.***	321	24	143	488
Total Executive Directors	1,919	78	1,301	3,298

Senior Management	946	48	323	1,317
	3,205	126	1,990	5,321

* Dr. Maier was elected to the Board of Directors on May 22, 2024. The remuneration set forth for Dr. Maier in the table above covers the period from May 22, 2024 to December 31, 2024.

** Short term employee benefits include bonuses for Mr. de Boer of € 394,000 and for Mr. Beukema of € 231,000 based on goals realized in 2024.

*** Dr. Platenburg was elected to the Board of Directors on May 22, 2024. Dr. Platenburg served as Chief Scientific Officer in 2024, 2023 and 2022. Until May 22, 2024, his renumeration was included as part of the Senior Management. Short term employee benefits include bonuses for Dr. Platenburg of € 185,000 based on goals realized in 2024, of which € 67,000 was included as part of the Senior Management.

The remuneration of the Board of Directors and senior management in 2023 is set out in the table below:

	2023
	Short term	Post employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Non-Executive Directors
Dinko Valerio, Ph.D.	74	—	76	150
Antoine Papiernik*	—	—	—	—
Alison F. Lawton	50	—	76	126
James Shannon, M.D.	56	—	76	132
Bart Filius	49	—	78	127
Begoña Carreño, Ph.D.**	50	—	34	84
Theresa Heggie***	30	—	241	271
Total Non-Executive Directors	309	—	581	890

Executive Directors
Daniel de Boer****	1,167	27	1,245	2,439
René Beukema****	892	23	395	1,310
Total Executive Directors	2,059	50	1,640	3,749

Senior Management	1,145	52	562	1,759
	3,513	102	2,783	6,398

* Mr. Papiernik stepped down from the supervisory board on May 18, 2023. In 2023, Mr. Papiernik waived his compensation

** Dr. Carreño was elected to the supervisory board on May 18, 2023. The remuneration set forth for Dr. Carreño in the table above covers the period from May 18, 2023 to December 31, 2023.

*** Ms. Heggie was elected to the supervisory board on May 18, 2023. The remuneration set forth for Ms. Heggie in the table above covers the period from May 18, 2023 to December 31, 2023. Ms. Heggie’s share-based payments include the effects of options and RSUs that were granted to her before her reappointment to the supervisory board on May 18, 2023.

**** Short term employee benefits include bonuses for Mr. de Boer of € 643,000 and for Mr. Beukema of € 481,000 based on goals realized in 2023.

The 2022 remuneration is set out in the table below:

	2022
	Short term	Post employment	Share-based
	employee benefits	benefits	payment	Total

	(€ in thousands)
Non-Executive Directors
Dinko Valerio, Ph.D.	74	—	104	178
Antoine Papiernik*	—	—	—	—
Alison F. Lawton	52	—	104	156
James Shannon, M.D.	59	—	104	163
Bart Filius	49	—	104	153
Total Non-Executive Directors	234	—	416	650

Executive Directors
Daniel de Boer**	1,295	24	1,145	2,464
René Beukema**	284	10	169	463
Total Executive Directors	1,579	34	1,314	2,927

Senior Management	3,980	123	506	4,609
	5,793	157	2,236	8,186

* In 2022, Mr. Papiernik waived his compensation

** Short term employee benefits include a bonus for Mr. Daniel de Boer of € 791,000 and for Mr. René Beukema of € 84,000 based on goals realized in 2022.

As at December 31, 2024:

●	Dr. Valerio holds 725,692 ordinary shares in the Company, as well as 216,453 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2024, Dr. Valerio was awarded 23,489 options to acquire ordinary shares at an exercise price of $ 1.98 per option. In 2023, Dr. Valerio was awarded 22,608 options to acquire ordinary shares at an exercise price of $ 3.41 per option. In 2022, Dr. Valerio was granted 23,931 options to acquire ordinary shares at an exercise price of $ 8.01 per option.
●	Ms. Alison F. Lawton holds 221,423 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2024, Ms. Lawton was granted 23,489 options to acquire ordinary shares at an exercise price of $ 1.98 per option. In 2023, Ms. Lawton was granted 22,608 options to acquire ordinary shares at an exercise price of $ 3.41 per option. In 2022, Ms. Lawton was granted 23,931 options to acquire ordinary shares at an exercise price of $ 8.01 per option.

●	Dr. Shannon holds 61,538 ordinary shares in the Company and 225,533 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2024, Dr. Shannon was granted 23,489 options to acquire ordinary shares at an exercise price of $ 1.98 per option. In 2023, Dr. Shannon was granted 22,608 options to acquire ordinary shares at an exercise price of $ 3.41 per option. In 2022, Mr. Shannon was granted 23,931 options to acquire ordinary shares at an exercise price of $ 8.01 per option.
●	Mr. Filius holds 130,637 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2024, Mr. Filius was granted 23,489 options to acquire ordinary shares at an exercise price of $ 1.98 per option. In 2023, Mr. Filius was granted 22,608 options to acquire ordinary shares at an exercise price of $ 3.41 per option. In 2022, Mr. Filius was granted 23,931 options to acquire ordinary shares at an exercise price of $ 8.01 per option.
●	Dr. Carreño holds 49,957 options. These options vest in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2024, Dr. Carreño was granted 23,489 options to acquire ordinary shares at an exercise price of $ 1.98 per option. In 2023, Dr. Carreño was granted 22,903 options to acquire ordinary shares at an exercise price of $ 3.41 per option. In 2022, Dr. Carreño was granted 3,565 options to acquire ordinary shares at an exercise price of $ 0.95 per option.
●	Ms. Heggie holds 37,489 ordinary shares in the Company and 358,245 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2024, Ms. Heggie was granted 23,489 options to acquire ordinary shares at an exercise price of $ 1.98 per option. In 2023, Ms. Heggie was granted 14,418 options to acquire ordinary shares at an exercise price of $ 1.74 per option. In 2022, Ms. Heggie was granted 159,150 options to acquire ordinary shares at an average exercise price of $ 0.84 per option.
●	Dr. Maier holds 1,500 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2024, Dr. Maier was granted 500 options to acquire ordinary shares at an exercise price of $ 1.98 per option.
●	Mr. de Boer holds 4,435,067 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2024, Mr. de Boer was awarded 479,171 options at an exercise price of $ 1.98 per option. In 2023, Mr. de Boer was awarded 442,182 options at an exercise price of $ 3.41 per option. In 2022, Mr. de Boer was awarded 1,650,051 options to acquire ordinary shares at an average exercise price of $ 0.76 per option.

●	Mr. Beukema holds 460,000 ordinary shares in the Company as well as 1,506,493 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2024, Mr. Beukema was awarded 143,175 options to acquire ordinary shares at an exercise price of $ 1.98 per option. In 2023, Mr. Beukema was awarded 132,123 options to acquire ordinary shares at an exercise price of $ 3.41 per option. In 2022, Mr. Beukema was awarded 1,000,000 options to acquire ordinary shares at an exercise price of $ 0.66 per option.
●	Dr. Platenburg holds 824,338 ordinary shares in the Company as well as 990,909 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2024, Dr. Platenburg was awarded 164,715 options to acquire ordinary shares at an exercise price of $ 1.98 per option.

ProQR does not grant any loans, advance payments and guarantees to members of the Board of Directors.

(b) Transactions with Yarrow Biotechnology, Inc.

As described in Note 8. Investments in Associates, the Company, as of October 2023, no longer has significant influence over Yarrow. Yarrow is therefore, no longer considered a related party as of that point onwards. The Company did not have any transactions with Yarrow in the year ended December 31, 2024. Transactions with Yarrow for the years ended December 31, 2023 and 2022 are described in Note 17. Revenue.

28. Auditor fees

The fees for services provided by the Company’s external auditors, KPMG Accountants N.V. for the years ended December 31, 2024, 2023 and 2022, are specified below for each of the financial years indicated:

	2024	2023	2022

	(€ in thousands)
Audit fees	618	588	512
Audit-related fees	257	—	32
Tax fees	—	—	—
All other fees	—	—	—
	875	588	544

(1)	Audit fees consist of aggregate fees for professional services provided in connection with the annual audit of the financial statements.
(2)	Audit-related fees consist of procedures relating to share offerings, such as comfort letters, as well as consents and review of documents filed with the SEC.
(3)	Tax fees consist of fees for professional services provided for tax compliance, advice, and planning and the nature of the services comprising these fees.
(4)	All other fees consist of aggregate fees for services provided other than the services included above.

The Company’s audit committee has adopted a policy governing the pre-approval of all audit and non-audit services performed by its external auditors, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit, to ensure that the provision of such services does not impair the external auditors’ independence from the Company and its management.

During fiscal years 2024, 2023 and 2022, no services were provided to the Company by KPMG Accountants N.V. other than in accordance with the pre-approval policies and procedures described above.

29. Subsequent events

No significant events occurred after the balance sheet date.