Form 20-F
period 2025-12-31
ProQR Therapeutics N.V.
filed 2026-03-12
CIK 1612940

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Dennis Hom, Chief Financial Officer

Tel: +31 88 166 7000

ir@proqr.com, Zernikedreef 9, 2333 CK Leiden, The Netherlands

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

Ordinary shares, nominal value € 0.04 per share: 105,361,064

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

☐ Yes   ⌧ No

Summary of the Material and Other Risks Associated with Our Business

Our business is subject to numerous material risks and uncertainties that you should be aware of in evaluating our business, including those described in Part I, Item 3.D: “Risk Factors” in this Annual Report on Form 20-F, or this Annual Report. These risks include, but are not limited to, the following:

●	We are a biopharmaceutical company with a history of losses. We expect to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability, which could result in a decline in the market value of our ordinary shares.
●	We will require additional capital to fund our operations and if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates.
●	While we were founded in 2012, we announced our plans to refocus our business on our RNA editing platform in 2022, and it may be difficult to assess the future viability of our business and our strategy.
●	Our business depends in part on the success of our programs and product candidates, which are currently in different stages of preclinical and clinical development. We cannot be certain that we will be able to successfully complete the clinical development of, obtain regulatory approval for, or successfully commercialize our product candidates.
●	We may not be able to file investigational new drug applications (“INDs”) or IND amendments or similar applications to commence clinical trials of our product candidates on the timelines we expect, and even if we are able to, the U.S. Food and Drug Administration (the “FDA”) or similar foreign regulatory authority may not permit us to proceed.
●	The regulatory approval processes of the FDA, the European Medicines Agency (the “EMA”) and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
●	Failures or delays in the commencement or completion of our preclinical studies and clinical trials of our product candidates could result in increased costs to us and could delay, prevent or limit our ability to generate revenue and continue our business.
●	Our RNA technologies are unproven in the disease indications for which they are being developed and tested and may not lead to the development of, or result in, marketable products.
●	Failure to obtain regulatory approval in jurisdictions outside the United States (“U.S.”) and the European Union (“EU”) would prevent our product candidates from being marketed in those jurisdictions.
●	If a collaborative partner terminates or fails to perform its obligations under an agreement with us, the development and commercialization of our product candidates, if approved, could be delayed or terminated.
●	Our development and commercialization strategy for our product candidates relies in part upon certain patent rights that we license from third parties, and termination of such license could have a materially adverse effect on our business, financial condition, results of operations and prospects.
●	We rely on third-party manufacturers and suppliers, and we continue to rely on third parties to produce preclinical, clinical, and if approved, commercial supplies of our product candidates.
●	If third parties on which we depend to conduct our preclinical and clinical studies do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development programs could be delayed with materially adverse effects on our business, financial condition, results of operations and prospects.
●	Our collaboration partnerships with pharmaceutical companies are important to our business. If these companies do not successfully develop drugs pursuant to these agreements, our business could be adversely affected.

●	We may become involved in legal proceedings with third parties that infringe our intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.
●	We license patent rights from third-party owners or licensees and if we fail to comply with our obligations in our intellectual property licenses, we could lose rights that are fundamental to our business.
●	Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
●	We or our licensors or any future collaborators or strategic partners may become subject to third party claims or litigation alleging infringement of patents or other proprietary rights or seeking to invalidate patents or other proprietary rights, and we may need to resort to litigation to protect or enforce our patents or other proprietary rights, all of which could be costly, time consuming, delay or prevent the development and commercialization of our product candidates, or put our patents and other proprietary rights at risk.
●	Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.
●	We face competition from entities that have developed or may develop product candidates for our target indications. If these companies develop technologies or product candidates more rapidly than we do or their technologies, including delivery technologies, are more effective, our ability to develop and successfully commercialize, whether on our own or with a collaborator, our product candidates may be adversely affected.
●	Even if we are able to commercialize any of our product candidates, whether on our own or with a collaborator, the products may not receive coverage and adequate reimbursement from third-party payors, which could harm our business.
●	Any inability to attract and retain qualified key management and technical personnel would impair our ability to implement our business plan.
●	Members of our Board of Directors (the “Board” or “board”) and our principal shareholders and their affiliates have significant control over our company, which will limit other stakeholders’ ability to influence corporate matters and could delay or prevent a change in corporate control.
●	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
●	We may be subject to increased stockholder activism, including potential legal proceedings, which could disrupt our operations and adversely affect our business.
●	Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.
●	The rights and responsibilities of our shareholders are governed by Dutch law and differ in some important respects from the rights and responsibilities of shareholders under U.S. law.

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

Introduction

This document contains information required for the Annual Report on Form 20-F for the year ended December 31, 2025, of ProQR Therapeutics N.V. (the “Annual Report”). Unless the context specifically indicates otherwise, references in this Annual Report to “ProQR Therapeutics N.V.”, “ProQR Therapeutics”, “ProQR”, “we”, “our”, “ours”, “us”, the “Company” and similar designations refer to ProQR Therapeutics N.V., a company organized under the laws of the Netherlands, and where appropriate, its consolidated subsidiaries.

IFRS Based Information

The audited financial statements as at December 31, 2025 and 2024, and for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements, including in relation to the research, preclinical and clinical development, and the timing thereof, of our RNA editing platform or any of our pipeline programs, to be materially different from our expectations. These forward-looking statements include, without limitation, statements about the following:

●	our development programs, including the cost, timing, plans, results of preclinical studies and clinical trials and other development activities by us and our collaborative partners and therapeutic potential with respect to our product candidates;
●	the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations (“CROs”) and predictability of timely enrollment of subjects and patients to advance our clinical trials;
●	our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer;
●	the potential for future data to differ from initial and preliminary results of early-stage clinical trials;
●	the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs, and the ability to successfully submit the necessary applications or to obtain the necessary clearances;
●	our business operations and our ability to secure, maintain and realize the intended benefits of collaborations with partners, including the timing of commencing clinical trials and enrollment of patients and/or healthy volunteers therein;
●	the possible impairment of, inability to obtain, and costs to obtain intellectual property rights;
●	possible safety or efficacy concerns that could emerge as new data are generated in research and development;
●	our ability to attract and retain key scientific and/or management personnel;

●	our other programs and business operations (including Axiomer™ );
●	our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates, if approved;
●	our collaboration with Eli Lilly and Company (“Lilly”) and the intended benefits thereof, including milestone and royalty payments from commercial product sales, if any, from the products covered by the collaboration, as well as the potential of our technologies and product candidates;
●	the accuracy of our estimates of our future revenue, expenses, cash runway, capital requirements and needs for additional financing;
●	our estimates regarding the market opportunities for our current and future programs and any future product candidates;
●	the impact of global economic and political developments on our business, including inflation and capital market disruptions, tariffs (including tariffs that have been or may in the future be imposed by the United States or other countries), changes in or disruptions of U.S. governmental agencies, including the evolving regulatory and economic policies under the current U.S. government, trade protection measures or other trade barriers (including further legislation or actions taken by the United States or other countries that restrict trade), government shutdowns, geopolitical conflicts, economic sanctions and economic slowdowns or recessions that may result from such developments which could harm our research and development efforts as well as the value of our ordinary shares and our ability to access capital markets;
●	the impact on our operations and activities that may be slowed or halted by shortage and/or pressure on supply and logistics on the global market and/or the impact of health epidemics, pandemics and other widespread outbreaks of contagious diseases;
●	the potential impact of shareholder activism;
●	general business, financial and accounting risks and risks related to litigation and disputes with third parties; and
●	the other risks and uncertainties, including those listed under the caption “Risk Factors.”

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

We are a biopharmaceutical company with a limited operating history, engaged in the discovery and development of RNA-based therapeutics with our proprietary Axiomer RNA editing platform technology which could be used to develop new product candidates across multiple therapeutic areas. Since our inception in February 2012, we have devoted a significant portion of our resources to the development of our product candidates in inherited retinal disorders, including sepofarsen for Leber Congenital Amaurosis (“LCA”), ultevursen for Usher syndrome, and QR-1123 for autosomal dominant retinitis pigmentosa (“adRP”). Past resources have also been expended for the development of QR-504a for Fuchs endothelial corneal dystrophy, and eluforsen for cystic fibrosis, for which we have ceased making investments, and QR-313 for epidermolysis bullosa, which we have spun off. In August 2022 we announced our strategy to exclusively focus our resources on the development of our RNA editing platform. As a result, we have ended the clinical development of sepofarsen and ultevursen, which we have sold to Laboratoires Théa S.A.S. (“Théa”) in December 2023. In December 2025, we have started phase 1 clinical development of our lead product candidate AX-0810 targeting na-taurocholate cotransporting polypeptide (“NTCP”), which is being developed for treatment of cholestatic diseases. Significant resources are allocated for this clinical development program. We have had significant operating losses since our inception. Our net losses for the years ended December 31, 2025, December 31, 2024 and December 31, 2023 were, € 42,184,000, € 27,763,000 and € 27,735,000, respectively. At December 31, 2025, we had an accumulated deficit of € 467,506,000. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Our RNA editing platform is still in early stages of development and we are subject to the risks of failure inherent in the development of novel technologies and product candidates based on novel technologies.

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

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts of cash to conduct further research and development, including with respect to our Axiomer platform, and preclinical testing and clinical trials of our product candidates, to seek regulatory approvals for our product candidates and to launch and commercialize any product candidates for which we receive regulatory approval, including potentially building our own commercial organization to serve the U.S., the EU and certain other markets. As at December 31, 2025, we had € 92,413,000 in cash and cash equivalents. Based on our current operating plans, we believe that such existing cash and cash equivalents will be sufficient to fund our anticipated level of operations into mid-2027. However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with successful development of our RNA editing platform and product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities relating to product candidates. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

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

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices, including the recent “anti-ESG” sentiment in the United States. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors have increasingly focused on ESG practices and have placed increasing importance on the non-financial impacts of their investments. Expectations regarding voluntary ESG initiatives and disclosures may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to improve the ESG profile of the Company, such initiatives may be costly and may not have the desired effect and may not meet the expectations of all stakeholders, particularly since various stakeholders may take opposing views on the topic of ESG. Moreover, we may not be able to successfully complete such voluntary initiatives due to factors that are within or outside of our control. Even if this is not the case, our actions may subsequently be determined to be insufficient by various stakeholders, and we may be subject to investor or regulator engagement on ESG efforts, even if such initiatives are currently voluntary.

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

Our business depends in part on our ability to develop, secure regulatory approval for and commercialize one or more product candidates, including any product candidates resulting from our initial pipeline programs using our Axiomer technology, including our lead program AX-0810 for cholestatic diseases targeting NTCP. However, the development of drug candidates is lengthy, uncertain and expensive, and there can be no assurance that we will achieve such goals. For example, in the past, we have focused our efforts on the development of product candidates in our ophthalmology portfolio and, previously, for cystic fibrosis, none of which we are planning to continue developing at this time. In February 2022, we announced that top-line results from our Phase 2/3 pivotal trial of sepofarsen did not meet its primary endpoint.

In August 2022, we announced our strategy to shift our focus and resources exclusively to the development of our RNA editing platform, ending the clinical development of sepofarsen and ultevursen and ultimately ending all activity related to the broader ophthalmology portfolio. In December 2023, we have sold the assets sepofarsen and ultevursen to Théa, which Théa is developing further.

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

In addition, the advancement of sepofarsen or ultevursen or QR-1011 by Théa or a third party, commencement of new clinical programs of our product candidates in the future, and/or the successful clinical development, regulatory approval and commercialization of any of these product candidates would require additional or new preclinical and clinical testing and substantial additional or new clinical development and regulatory approval efforts before we are permitted to commence their commercialization, if ever. It would be several years before a pivotal trial could be completed for any of such other product candidates, if ever.

In October 2025, we announced that the Dutch authorities had approved our clinical trial authorization application for a Phase 1 study of AX-0810 in healthy volunteers. In December 2025 we dosed the first healthy volunteer in this study.

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

We are not permitted to market our product candidates in the U.S. or the EU until we receive an NDA approval from the FDA or an MAA approval from the European Commission, respectively, or in any other foreign countries until we receive the requisite approval from such countries. Prior to submitting an NDA to the FDA or an MAA to the EMA for approval of any product candidate, we will need to complete preclinical and toxicology studies, as well as proof-of-concept studies and Phase 1, Phase 2 and Phase 3 clinical trials for such candidate. While we intend to submit marketing applications for our product candidates that successfully complete clinical development, there can be no assurance that we will be able to do so in a timely manner or at all. Successfully initiating and completing clinical programs and obtaining approval of an NDA or an MAA is a complex, lengthy, expensive and uncertain process, and the FDA, the EMA or other comparable foreign regulatory authorities may delay, limit or deny approval of our product candidates for many reasons, including, among others:

●	we may not be able to demonstrate that our product candidates are safe and effective in treating patients;
●	the results of our clinical trials may not meet the level of statistical or clinical significance required;
●	regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials;
●	regulatory authorities may require that we conduct additional clinical trials, including pivotal trials;
●	regulatory authorities or other applicable foreign regulatory agencies may not approve the formulation, labeling or specifications of our product candidates;
●	the CROs that we retain to conduct our clinical trials may take actions outside of our control that materially adversely impact our clinical trials;
●	regulatory authorities may find the data from preclinical studies and clinical trials insufficient to demonstrate that the clinical and other benefits of our products outweigh their safety risks;
●	regulatory authorities may disagree with our interpretation of data from our preclinical studies and clinical trials;
●	regulatory authorities may not accept data generated at our clinical trial sites;
●	regulatory authorities may recommend against approval of our NDAs or MAAs may require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;
●	the FDA may require development of a Risk Evaluation and Mitigation Strategy as a condition of approval or post-approval, and the EMA may grant only conditional approval or impose specific obligations as a condition for marketing authorization, or may require us to conduct post-authorization safety studies;
●	regulatory authorities may not approve the manufacturing processes or facilities of third-party manufacturers with which we contract; or
●	regulatory authorities may change their approval policies or adopt new regulations.

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

Our phase 1 clinical trial for AX-0810 is being conducted in healthy volunteers. Results observed in healthy volunteers do not automatically translate to patients with cholestatic diseases. Therefore, there is a risk that safety and target engagement observed in healthy volunteers will not be observed in subsequent studies in patients.

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

Changes in regulatory requirements, or guidance from the FDA, EMA, or other applicable regulatory authorities, imposition of additional preclinical or clinical study requirements by applicable regulatory authorities or unanticipated events during our preclinical or clinical development may compel us to amend study protocols or conduct additional studies or trials, or otherwise lead to delays in our preclinical and clinical studies and overall development strategy, all of which could result in increased costs for the development of our product candidates. We may experience delays if we are required by the FDA, EMA, or other applicable regulatory authorities, or if we voluntarily decide to, redesign or restructure a clinical trial once initiated. Amendments to our clinical trial protocols may require resubmission to the applicable regulatory authorities and IRBs or ethics committees for review and approval, which may adversely impact the cost, timing and/or successful completion of a clinical trial. We may be delayed in our clinical development if we are unable to obtain alignment with the FDA, EMA, or other applicable regulatory authorities on an acceptable clinical trial design or statistical analysis plan for any of our clinical trials. Additionally, the FDA, EMA, or other applicable regulatory authorities may require us to conduct additional clinical trials, including pivotal trials, to support a marketing application. If we experience delays completing, or if we terminate, any of our clinical trials, or if we are required to conduct additional clinical trials, the commercial prospects for our product candidates may be harmed and our ability to generate product revenue will be delayed.

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

Although we have discovered and are developing our novel RNA editing platform and will focus our resources exclusively on this RNA editing platform, as announced as part of our strategy update in August 2022, there can be no assurance that we will be able to leverage our technology to create viable product candidates to advance into and through clinical development, or develop those candidates to submit for regulatory approval. In addition, product candidates based on RNA technologies may demonstrate different chemical and pharmacological properties in humans than they do in laboratory studies or animals. Even if our product candidates have successful results in animal studies, they may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems or other existing treatments in unforeseen, ineffective or harmful ways. Our RNA technologies may provoke an unwanted immune response, or immunogenicity, which may neutralize the therapeutic effects of our product candidates and could result in harmful outcomes for patients. As a result, we or our partners may never succeed in developing a marketable product based on our platform, and in turn we may not become profitable and the value of our ordinary shares would decline.

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

Risks Related to Our Dependence on Third Parties

If a collaborative partner terminates or fails to perform its obligations under an agreement with us, the development and commercialization of our product candidates, if approved, could be delayed or terminated.

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

For sepofarsen and ultevursen, we will depend on Théa to develop, conduct and continue clinical trials with, obtain regulatory approvals for, and if approved, market and sell these product candidates. We may also pursue similar relationships with other development and commercialization collaborators for additional product candidates in the future or expand the reach with current collaborators. If such collaborators fail to perform as expected, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be harmed.

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

We rely on third-party manufacturers and suppliers and we continue to rely on third parties to produce preclinical, clinical and, if approved, commercial supplies of our product candidates.

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

Because we have relied and continue to rely on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves a risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. We currently have a relatively small number of employees, which limits the internal resources we have available to identify and monitor our third-party service providers. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected. Even though we carefully manage our relationships with our CROs, there can be no assurance that we will not be impacted by this type of challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects. Regional or single-source dependencies may in some cases accentuate these risks. For example, the pharmaceutical industry generally, and in some instances our collaborators or other third parties depend on China-based suppliers or service providers for certain raw materials, products and services, or other activities. The ability of our collaborators or such other third parties to continue to engage these China-based suppliers or service providers for certain preclinical research programs and clinical development programs could be restricted due to geopolitical developments between the United States and China, including as a result of the escalation of tariffs or other trade restrictions or if the federal legislation known as the BIOSECURE Act (or a similar law) were to impose procurement restrictions that have a material impact on our ability to contract with certain China-based suppliers. In any such circumstances, we may not be able to engage a backup or alternative supplier or service provider in a timely manner or at all. This, in turn, could materially and adversely affect our or our collaborators’ ability to manufacture or supply marketed products and product candidates or advance our or our collaborators' preclinical research or clinical development programs, which could materially and adversely affect our business and future prospects.

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

Changes in tariffs and other governmental trade policies could negatively affect our business and results of operations.

Recent governmental actions and proposals relating to tariffs and other trade policies have created uncertainty about future trading arrangements and the possibility of imposing or increasing tariffs on certain goods. For example, certain governments (including the United States and other countries where we source goods or components) have imposed or may impose tariffs on a wide range of products, raw materials, and intermediate goods. Additional tariffs, or retaliatory measures by other countries in response, may be implemented at any time. Should these or similar tariffs remain in place (or be re-imposed or increased), or if additional tariffs or trade restrictions are enacted in the future, they could cause us to face higher supply costs, delays, or a need to switch suppliers. These actions could adversely affect our margins, profitability, financial condition, and results of operations. While we have not experienced adverse impacts of tariffs to date, we cannot predict future changes in trade policy or the terms of any renegotiated trade agreements, nor can we determine the impact they may have on our business. Any such changes could have a material adverse effect on our business, financial condition, and results of operations.

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

The intended use of a drug product by a physician can also affect pricing. For example, a Local or National Coverage Determination administrative procedure at CMS, under which the agency or its administrative contractors determine which uses of a therapeutic product would and would not be covered and paid by Medicare. This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain.

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

In March 2010, the Affordable Care Act (“ACA”) was enacted, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. biopharmaceutical industry. The ACA imposes a significant annual fee on companies that manufacture or import branded prescription drug products. It also contains substantial new provisions intended to broaden access to health insurance, reduce or constrain the growth of health care spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, and impose additional health policy reforms, any of which could negatively impact our business. Among other things, it subjects biological products to potential competition by lower-cost biosimilars, expands the types of entities eligible for the 340B drug discount program, revised the methodology for calculating Medicaid rebates for certain physician-administered and infused products; increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. The ACA’s provisions will likely continue the downward pressure on pharmaceutical and medical device pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, including efforts to repeal or replace the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA.

In addition, other legislative and regulatory changes have been proposed and adopted in the U.S. since the ACA was enacted. For example:

●	The U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. The reductions remain in effect through 2031.
●	The U.S. American Taxpayer Relief Act of 2012 among other things, further reduced Medicare payments to several types of providers.
●	The American Rescue Plan Act of 2021 eliminated the statutory Medicaid drug rebate cap, previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024.
●	Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation.
●	Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed, and the Inflation Reduction Act of 2022 (“IRA”) delayed implementation of the rule until January 1, 2032.
●	The IRA also included several provisions that will impact our business to varying degrees, including provisions that, starting in 2025, reduced the out-of-pocket cap for Medicare Part D beneficiaries to $ 2,000; impose new manufacturer financial liability on certain drugs in Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the Medicare drug price negotiation program. The effects of the IRA on our business and the healthcare industry in general are not yet known.
●	The One Big Beautiful Bill Act of 2025 also imposed significant reductions in Medicaid funding and enrollment requirements, which are expected to reduce Medicaid enrollment and covered services, which may further reduce demand for our products, if approved.

These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

The costs of prescription pharmaceuticals have also been the subject of considerable discussion in the United States. To date, there have been several recent U.S. congressional inquiries, as well as proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. The Trump Administration has issued executive orders and supported proposed regulatory initiatives in 2025 that could have a significant impact on the prices that we, or any collaborators, may receive for any approved products.

On May 12, 2025, President Trump signed an executive order directing the Secretary of HHS to set and communicate most-favored-nation (“MFN”) price targets to manufacturers and propose a rulemaking plan to impose MFN pricing if “significant progress” is not made, and also directing the federal government to support regulatory paths to allow direct-to-patient sales for companies that meet these targets. The executive order further states that the Administration will take additional action (for example, examining whether marketing approvals should be modified or rescinded or considering individual drug importation waiver authorities) should manufacturers fail to offer American consumers the MFN lowest price. In July 2025, President Trump sent letters to certain pharmaceutical companies demanding that these companies extend MFN pricing to Medicaid and newly launched drugs as well as move to direct-to-consumer models priced at MFN pricing, and soliciting binding commitments by September 29, 2025. Since this time, multiple drug manufacturers have announced plans to, for certain of their drugs, lower prices to reflect similar pricing around the world, and to sell these reduced-price drugs on a direct-to-consumer purchasing platform developed by the federal government; however, it is not known what results will occur to the extent the recipients of these letters do not reduce their U.S. prices.

On December 19, 2025, CMS released two proposed rules that would incorporate MFN pricing principles into federal reimbursement for prescription drugs. The first proposal, the Global Benchmark for Efficient Drug Pricing Model (“GLOBE”) for Medicare Part B, would require manufacturers of specified single source drugs and sole source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS’s spending and eligibility criteria. The second proposal, the Guarding U.S. Medicare Against Rising Drug Costs (“GUARD”) model for Medicare Part D, would similarly mandate manufacturer rebates for qualifying sole source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies. As proposed, GLOBE would begin a five year performance period on October 1, 2026 and GUARD would begin its performance period in 2027. These proposals will likely be subject to legal challenges that could delay their implementation or modify their impact on manufacturer pricing and revenue. Additionally, in November 2025, CMS introduced the GENErating cost reductions for U.S. Medicaid (“GENEROUS”) Model, a voluntary MFN framework for manufacturers participating in the Medicaid Drug Rebate Program. Although it is voluntary, the GENEROUS Model could also impact the drug pricing landscape for manufacturers.

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

If we receive regulatory approvals, we may market our product candidates ourselves in jurisdictions where we have limited or no experience in marketing, developing and distributing our products. Certain markets have substantial legal and regulatory complexities that we may not have experience navigating. We would be subject to a variety of risks inherent in doing business internationally, including:

●	risks related to the legal and regulatory environment in non-U.S. jurisdictions, including with respect to privacy and data security, and unexpected changes in laws, regulatory requirements and enforcement;
●	burdens of complying with a variety of foreign laws in multiple jurisdictions;
●	potential damage to our brand and reputation due to compliance with local laws;
●	fluctuations in currency exchange rates;
●	political, social or economic instability;
●	difficulty of effective enforcement of contractual provisions in local jurisdictions;
●	differences in local business culture and practices, difference in customer attitudes and tendencies and general differences in culture and local trends;
●	the potential need to recruit and work through local partners;
●	reduced protection for or increased violation of intellectual property rights in some countries;
●	inadequate protection against unfair commercial use;
●	difficulties in managing global operations and legal compliance costs associated with multiple international locations;
●	compliance with the Bribery Act, the FCPA, the Organisation for Economic Co-operation and Development (“OECD”) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and similar laws in other jurisdictions;
●	natural disasters, including earthquakes, tsunamis and floods;

●	inadequate local infrastructure;
●	compliance with Trade Control laws and anti-money laundering laws;
●	the effects of applicable foreign tax structures and potentially adverse tax consequences; and
●	exposure to local banking, currency control and other financial-related risks.

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

Further changes in the tax laws of the jurisdictions in which we operate could arise as a result of the base erosion and profit shifting (“BEPS”) project being undertaken by the OECD The OECD, which represents a coalition of member countries that encompass certain of the jurisdictions in which we operate or in which we could choose to set up operations in the future, is undertaking studies and publishing action plans that include recommendations aimed at addressing what they believe are issues within tax systems that may lead to tax avoidance by companies. It is possible that the jurisdictions in which we do business could react to the BEPS initiative or their own concerns by enacting tax legislation that could adversely affect us or our shareholders through increasing our tax liabilities.

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

Our success largely depends on the continued service of key management and other specialized personnel. The loss of one or more members of our board or other key employees or advisors could delay our research and development programs and materially harm our business, financial condition, results of operations and prospects. The relationships that our key managers have cultivated within our industry make us particularly dependent upon their continued employment with us. Moreover, we are dependent on the continued service of our technical personnel because of the highly technical nature of our product candidates and technologies and the specialized nature of the regulatory approval process. Because our board and key employees are not obligated to provide us with continued service, they could terminate their employment or services with us at any time without penalty, subject to providing any required advance notice. Our future success will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. It is noteworthy that for 2025 and onwards, given the increased and exclusive focus on the RNA editing technology platform, the fact that we seek to hire and attract personnel in a narrower field puts a higher risk factor on our ability to attract personnel. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations. In addition, our ability to attract new personnel in the United States of America may be impacted by restrictions on travel, changes to immigration policy or the availability of work visas under the current administration.

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

We are subject to a number of laws and regulations relating to privacy and data protection, including, in relation to the EU, the General Data Protection Regulation (EU) 2016/679 (the “EU GDPR”) and, following the UK’s withdrawal from the EU, the EU GDPR as incorporated into UK laws (“UK GDPR” and together with the EU GDPR, “GDPR”). As the regulatory focus on privacy issues continues to increase and worldwide laws and regulations concerning the handling of personal data expand and become more complex (including in relation to privacy, the use of artificial intelligence (“AI”), the operation of digital platforms, and provision of digital services), we expect that potential risks related to data collection and use within the business may intensify. In addition, new laws or regulations governing privacy, security, the use of artificial intelligence, the provision of digital services, and data protection may be introduced which could apply in future. The nature and extent of such additions and changes in data protection laws or regulations, and the application to, or impact they may have on, the Company, is uncertain.

The data protection laws applicable to us impact our ability to collect, augment, analyze, use, transfer and share personal data. For example, the GDPR, among other obligations and requirements: (i) imposes requirements relating to having a legal basis or condition for processing personal data and, where applicable, how an organization can collect and rely upon consent obtained from an individual to process their personal data; (ii) imposes obligations in relation to the provision of information to individuals relating to the processing of their personal data; (iii) requires organizations to notify personal data breaches to competent data protection authorities and/or individuals; (iv) imposes additional requirements in relation to the processing of certain categories of data (i.e. “sensitive information” or special category data), which includes health data, data revealing racial or ethnic origin, and genetic data; (v) requiring data protection impact assessments for high risk processing; and (vi) taking certain measures when engaging third-party processors. The GDPR also grants individuals certain data protection rights, subject to certain limitations.

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

There are numerous laws and legislative and regulatory initiatives at the U.S. federal and state levels as well addressing privacy and security concerns, and some state privacy laws apply more broadly than HIPAA and associated regulations. For example, the California Consumer Privacy Act (“CCPA”), creates individual privacy rights for California consumers (as defined broadly in the law) and places increased privacy and security obligations on entities handling personal information about residents of California. The CCPA requires covered businesses to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. While there is currently an exception for protected health information that is subject to HIPAA, and clinical trial regulations, as currently written, the CCPA may impact our business activities. There continues to be uncertainty surrounding the enforcement and implementation of the CCPA, exemplifying the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information.

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

Similar consumer privacy laws have passed or come into force in numerous U.S. states. Like the CCPA, these laws grant consumers rights in relation to their personal information and impose new obligations on regulated businesses, including, in some instances, broader data security requirements. In addition, federal and state legislators and regulators have signaled their intention to further regulate health and other sensitive information, and new and strengthened requirements relating to this information could impact our business. At the state level, some states have passed or proposed laws to specifically regulate health information. For example, Washington’s My Health My Data Act, which entered into force in March 2024, requires regulated entities to obtain consent to collect health information, grants consumers certain rights, including to request deletion, and provides for robust enforcement mechanisms, including enforcement by the Washington state attorney-general and a private right of action for consumer claims. At the federal level, the FTC has used its authority over “unfair or deceptive acts or practices” to impose stringent requirements on the collection and disclosure of sensitive categories of personal information, including health information. Moreover, the FTC’s expanded interpretation of a “breach” under its Health Breach Notification Rule could impose new disclosure obligations that would apply in the event of a qualifying breach.

We are increasingly dependent on information technology systems, and our systems and infrastructure face certain risks, including from cyber security incidents, data breaches or other compromises and data leakage, which in turn could lead to a determination that we have failed to comply with applicable data protection and cybersecurity regulations, resulting in a fine or regulatory enforcement action.

We increasingly rely upon technology systems and infrastructure, including support provided by our partners and other third parties, to support our business. For example, we routinely rely on our technology systems and infrastructure to aid us in the collection, use, storage and transfer, disclosure and other processing of voluminous amounts of data (including confidential, business, personal and other sensitive information). We also rely on systems for manufacturing, regulatory compliance and various other matters.

The increasing use and evolution of technology, including cloud-based computing, and reliance on third parties creates additional opportunities for the unintentional, intentional and/or unauthorized exposure, dissemination, misuse, and/or destruction of confidential information stored in our technology systems, infrastructure, and products. Our computer systems, servers, and other technology systems (and those of third parties that we use) are vulnerable to breakdown, interruption, or damage from, among other things, natural disasters, terrorism, war, telecommunication and electrical failures, and sophisticated cyber-attacks, including the theft, fraud, and subsequent misuse of employee credentials, wrongful conduct by insider employees or vendors, denial-of-service attacks, ransomware attacks, business email compromises, computer malware, malicious codes, viruses, breakdown, wrongful intrusions, data breaches, and social engineering (including phishing attacks)cyber and other security attacks, system malfunction, unauthorized access, misuse, and other events. Security threats, including cybersecurity incidents, data breaches and other attacks are becoming increasingly sophisticated, frequent, and adaptive. Attempts to disrupt or gain unauthorized access to our and our third-party vendors’ information systems from malicious third parties or insider threats may incorporate widely varying and frequently changing tactics, which may be enhanced or facilitated by artificial intelligence.

Like other companies in our industry, we, and our third party vendors, have experienced threats and cybersecurity incidents relating to our information technology systems and infrastructure. Any such vulnerability could compromise our technology systems and infrastructure and could expose personal and/or proprietary information (including sensitive personal information) to unauthorized third parties and/or cause permanent loss of such data. While we have invested in the protection of data and information technology, there can be no assurance that our efforts will prevent or adequately address breakdowns, breaches in our systems compromises or other incidents or ensure compliance with all applicable security and privacy laws, regulations and standards, including with respect to third-party service providers that utilize sensitive personal information, including protected health information on our behalf. We could also suffer strained relationships, increased costs (for security measures, remediation or otherwise), litigation (including class actions and stockholder derivative actions), be required to notify affected individuals or experience other negative consequences (including a decline in stock price) from cybersecurity incidents or data breaches. Some cybersecurity incidents and data breaches may be very difficult to prevent or adequately address. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our privacy and data security obligations.

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

The use of new and evolving technologies, such as artificial intelligence, in our offerings may present risks and challenges that can impact our business including by posing security risks to our confidential information, proprietary information, and personal data.

We use, and may continue to rely on, data analytics, machine learning and other artificial intelligence tools in our research and development, clinical operations, pharmacovigilance and quality systems. The use of certain AI technology can give rise to intellectual property risks, including compromises to proprietary intellectual property and intellectual property infringement. Additionally, we expect to see increasing government and supranational regulation related to artificial intelligence use and ethics, which may also significantly increase the burden and cost of research, development and compliance in this area, such as for example in the U.S., the Colorado AI Act which is set to enter into force in June 2026, and California’s AB 2013, which requires generative AI developers to post information on their websites regarding the data used to train their AI systems. In the U.S., the AI regulatory environment is complex and uncertain. Over the past year, states have advanced, and in some cases passed, dozens of laws focusing on AI governance and regulation, including on deployment of AI in healthcare settings. At the federal level, the Trump Administration has endorsed a federal moratorium on the enforcement of state AI laws, including through a December 11, 2025, executive order on “Ensuring a National Policy Framework for Artificial Intelligence.” So far, these efforts have not been successful at curtailing state action on AI regulation, contributing to a complicated legislative patchwork, which may be litigated in state and federal courts. Additionally, in Europe the EU’s Artificial Intelligence Act (“AI Act”) — the world’s first comprehensive AI law — entered into force on August 1, 2024 and, with some exceptions, will begin to apply as of August 2, 2026. This legislation imposes significant obligations on providers and deployers of high-risk AI systems, and encourages providers and deployers of AI systems to account for EU ethical principles in their development and use of these systems. To the extent our tools, or those of our suppliers, partners, or customers, are considered AI systems within the scope of this regime, we may be required to adopt higher standards of data quality, transparency, and human oversight, and adhere to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. The rapid evolution of AI will require the application of significant resources to design, develop, test and maintain our products and services to help ensure that AI is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts and may increase the cost and complexity of developing and using AI-enabled solutions. Our vendors may in turn incorporate AI tools into their own offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. Any perceived or actual failures could lead to regulatory investigations, litigation and could damage our reputation, result in the loss of valuable property and information, and adversely impact our business.

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

Inadequate funding for the FDA, the SEC and other U.S. government agencies, or comparable foreign regulatory authorities, or other disruptions to these agencies’ operations, including policy, leadership and personnel changes, could prevent new products from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, the availability of personnel and other resources, statutory, regulatory, and policy changes and other events that may otherwise affect the FDA’s ability to perform routine transactions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other U.S. government agencies or comparable foreign regulatory authorities on which our operations may rely, including those that fund research and development activities, is subject to the political process, including executive and congressional priorities, which is inherently fluid and unpredictable.

For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have in some instances had to furlough critical employees and stop critical activities. If a prolonged government shutdown or other substantial disruption were to occur, including as a result of reaching the debt ceiling, there could be a significant impact on the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdown or other substantial disruption at other government agencies, such as the SEC, may also impact our business by delaying review of our public filings, which in turn could delay or frustrate our ability to access the public capital markets.

Disruptions at the FDA, other government agencies or comparable foreign regulatory authorities, including significant leadership, personnel and policy changes, may slow the time necessary for product applications to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. Changes and cuts in FDA staffing have been reported by some in the pharmaceutical industry as creating instances of delays in the FDA’s responsiveness or in its ability to review INDs or marketing applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all. In 2025, the U.S. government issued executive orders and implemented reductions in force that have adversely impacted FDA staffing and resources. Similar developments at regulators in other countries (including the EMA) could have similar impacts on our applications for marketing approval and on our business.

In addition, changes in the requirements and policies of the FDA and other regulatory agencies with jurisdiction over our products, including applicable pricing and reimbursement frameworks under federal healthcare programs, could affect the commercial viability of our products, create revenue uncertainty, and impact our ability to achieve profitability. Regulatory challenges may introduce new challenges in obtaining FDA approval or navigating commercialization, and any delay in securing applicable regulatory approvals would adversely affect our business and prospects.

The investment of our cash and cash equivalents is subject to risks which may cause losses and affect the liquidity of these investments.

As at December 31, 2025, we had € 92,413,000 in cash and cash equivalents. To date, our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of twelve months or less. Savings and deposit accounts generate small amounts of interest income, if any. In 2025, 2024, and 2023, we have generated interest income on our euro and U.S. dollar deposit accounts. Any future investments may include term deposits, corporate bonds, money market funds and government securities, all in accordance with our cash management policy. These investments are subject to general credit, liquidity, market and interest rate risks. For example, interest rates may be negative in the EU. We may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial statements.

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

Our ability to use our net operating losses (“NOLs” or “tax losses”) in the Netherlands is currently limited and may be further limited. Under Dutch corporate income tax law, effective from January 1, 2022, tax losses may be carried forward indefinitely. However, the offset of losses will be limited in a given year against the first € 1.0 million of taxable profit. For taxable profit in excess of this amount, losses may only be offset up to 50% of this excess. As at December 31, 2025, we had a total of € 476.0 million tax loss carry-forwards available for offset against future taxable profits.

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

Since the start of the Trump Administration in 2025, U.S. policy changes have been implemented at a rapid pace and additional changes are likely. For example, the U.S. government has adopted new approaches to trade policy and in some cases may renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. The U.S. government has also imposed substantial tariffs on most countries throughout the world and has further threatened to continue to broadly impose tariffs, which could lead to corresponding punitive actions by the countries with which the U.S. trades. Changes to U.S. policy implemented by the U.S. Congress, the Trump administration or any new administration have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business. Until we know what policy changes are made, whether those policy changes are challenged and subsequently upheld by the court system and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them.

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

The trading price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. For example, the price of our ordinary shares, which reached its high record of $ 24.99 per share at the close of the trading on March 10, 2015, decreased as low as $ 0.56 per share at the close of the trading on May 11, 2022. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this Annual Report, these factors include:

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

Unstable market and macroeconomic conditions may have serious adverse consequences on our business, financial condition and trading price of our ordinary shares.

Our business could be adversely affected by unstable economic and political conditions within the U.S. and foreign jurisdictions, including as a result of an economic downturn and geopolitical events, such as the potential for significant changes in the U.S. federal policies or regulatory environment that affect the geopolitical landscape, changes in or the disruptions of U.S. governmental agencies, disruptions in capital markets, changes in international trade relationships and military conflicts. The global credit and financial markets have also experienced extreme volatility and disruptions in the past several years (including as a result of actual or perceived changes in interest rates, inflation, international tariffs and macroeconomic uncertainties) including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. We believe that the state of global economic conditions remain particularly volatile and uncertain due to, among other factors, the impact of fiscal stimulus programs initiated by various governments in response to economic downturn and ongoing supply chain issues and inflationary pressures, as well as recent and expected shifts in political, legislative and regulatory conditions concerning, among other matters, international trade and taxation, and that an uneven recovery or a renewed global downturn may negatively impact our ability to conduct clinical trials on the scale and timelines anticipated. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions, will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business or political environment or continued unpredictable and unstable market conditions.

The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the conflict between Russia and Ukraine and the conflict in Israel, terrorism or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts, including the conflict in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. Additionally, changes to policy implemented by the U.S. Congress, the current U.S. administration or any new U.S. administration have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. For example, in early 2025, the U.S. imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher tariffs applicable to imports from many countries, which have resulted in other countries imposing additional tariffs on imports from the U.S., and is likely to continue to result in more retaliatory tariffs. In addition, the current U.S. administration has expressed an intent to impose tariffs on pharmaceutical imports, with the stated policy objective of reshoring pharmaceutical manufacturing to the United States. Among other means, such tariffs may be imposed by the United States under Section 232 of the Trade Expansion Act of 1962, as amended, pursuant to which the U.S. Department of Commerce recently initiated an investigation to determine the effects of importing pharmaceuticals and pharmaceutical ingredients on national security. The Trump administration has continued to broadly impose tariffs, which could lead to corresponding punitive actions by the countries with which the U.S. trades. While certain tariffs have been suspended, modified or temporarily reduced, we cannot predict the results of the U.S. government’s trade negotiations or the outcome of ongoing legal challenges to specific tariff policies. There can be no assurance that deterioration in credit and financial markets and confidence in economic conditions will not occur. For instance, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all.

In addition, any deterioration in the macroeconomy or financial services industry could lead to losses or defaults by our suppliers, which in turn, could have a material adverse effect on our current and/or planned business operations and our current or projected results of operations and financial condition. Also, current inflationary trends in the global economy may impact salaries and wages, costs of goods and transportation expenses, among other things, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures may create market and economic instability. If the current equity and credit markets deteriorate, it may make obtaining any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget. To the extent that our profitability and strategies are negatively affected by downturns or volatility in general economic conditions, our business and results of operations may be materially adversely affected.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time; and
●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Effective March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act, directors and officers of foreign private issuers, including us, are required to comply with the reporting requirements of Section 16(a) of the Exchange Act. Notwithstanding the foregoing, directors and officers of a “foreign private issuer” remain exempt from Section 16(b) (short -swing profit liability) and Section 16(c) (short sale prohibitions).

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

The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate and may fluctuate considerably given that market prices of technology companies have been especially volatile. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash, including any cash raised pursuant to prior offerings. Based on the average value of our gross assets and composition of our income, we believe that we were not a PFIC for the 2025 taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurance regarding our PFIC status for the current, prior or future taxable years.

We intend to provide the information necessary for U.S. holders to make a “qualified electing fund,” (“QEF”) election if we are treated as a PFIC for any taxable year.

The rights and responsibilities of our shareholders are governed by Dutch law and differ in some important respects from the rights and responsibilities of shareholders under U.S. law.

Our corporate affairs are governed by our articles of association, our internal rules and by the laws governing companies incorporated in the Netherlands. The rights of our shareholders and the responsibilities of both executive and non-executive members of our board under Dutch law are different than under the laws of some U.S. jurisdictions. In the performance of their duties, our board is required by Dutch law to consider the interests of ProQR Therapeutics, its shareholders, its employees and other stakeholders and not only those of our shareholders. It is possible that some of these stakeholders will have interests that are different from, or in addition to, the interests of our shareholders. Also, as a Dutch company, we are not required to solicit proxies or prepare proxy statements for general meetings of shareholders. Dutch law does not have a regulatory regime for U.S.-style proxy solicitations and, even though Dutch law accommodates voting by proxy, the solicitation of proxies is not a widely used business practice in the Netherlands. In addition, the rights of holders of shares and many of the rights of shareholders as they relate to, for example, the exercise of shareholder rights, are governed by Dutch law and our articles of association and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company.

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

The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. We do not comply with all the best practice provisions of the DCGC. This may affect our shareholders’ rights and they may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC. See Item 10.B: “Memorandum and Articles of Association” for more information.

As a foreign private issuer, we rely in certain cases on Nasdaq Stock Market rules that permit us to comply with applicable Dutch corporate governance practices, rather than the corresponding domestic U.S. corporate governance practices, and therefore our shareholders’ rights differ from the rights they would have as a shareholder of a domestic U.S. issuer.

As a foreign private issuer whose ordinary shares are listed on the Nasdaq Capital Market, we are permitted in certain cases to follow Dutch corporate governance practices instead of the corresponding requirements of the Nasdaq Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of Nasdaq requirements must submit to Nasdaq in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed instead of any such requirement. We follow Dutch corporate governance practices with regard to the quorum requirements applicable to meetings of shareholders and the provision of proxy statements for general meetings of shareholders, rather than the corresponding domestic U.S. corporate governance practices. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements (other than those which follow from Dutch law) generally applicable to general meetings of shareholders. Although we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. As permitted by the listing requirements of Nasdaq, we have also opted out of Nasdaq’s requirements regarding the independence of all members of the compensation, nominating and corporate governance committee. Dutch law and the DCGC do not require that the compensation, nominating and corporate governance committee be composed entirely of independent directors and only requires a mere majority. In accordance with Dutch law and the DCGC, our compensation, nominating and corporate governance committee consists of a majority of members who qualify as independent under applicable Nasdaq standards and under the DCGC. In addition, we do not follow Nasdaq’s requirements regarding Nasdaq Listing Rule 5605(b)(2), which mandates that independent directors must meet at regularly scheduled executive sessions where only independent directors are present. In accordance with Dutch law and the DCGC, our directors may choose to meet in executive sessions at their discretion. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules.

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

We may be subject to increased stockholder activism, including potential legal proceedings, which could disrupt our operations and adversely affect our business.

We have experienced, and may continue to experience, stockholder activism. In particular, a stockholder that has disclosed a significant ownership position in our ordinary shares has expressed concerns regarding certain aspects of our governance and has indicated that it may seek to initiate proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal (‘Ondernemingskamer’) (the “Enterprise Chamber”) or pursue other actions.

Proceedings before the Enterprise Chamber, if initiated, could result in court-ordered investigations into our affairs, the imposition of temporary governance measures, changes to our board of directors or management, or other outcomes that could be adverse to us. Even if such proceedings are not initiated or do not result in adverse findings, responding to activist demands or potential legal actions could require significant management attention, legal and advisory costs, and could divert resources away from the execution of our business strategy.

Stockholder activism may also create uncertainty among employees, collaborators, and other stakeholders and could adversely affect our ability to raise additional capital, pursue strategic transactions, or otherwise operate our business effectively. There can be no assurance that any such matters will be resolved in a manner favorable to us.

Item 4: Information on the Company

A. History and Development of the Company

We are a clinical-stage biotechnology company focused on advancing a pipeline of RNA editing therapeutics based on our proprietary Axiomer RNA-editing platform. Our lead program, AX-0810 for cholestatic diseases targeting NTCP, is currently being evaluated in a Phase 1 clinical trial in healthy volunteers. With funding from the Rett Syndrome Research Trust, we are also advancing AX-2402 targeting methyl CpG binding protein 2 mutations for Rett syndrome, a severe neurodevelopmental disorder. Additional pipeline programs include AX-2911 targeting PNPLA3 for metabolic dysfunction-associated steatohepatitis, AX-1412 targeting the B4GALT1 gene for CVDs, as well as a number of additional discovery-stage programs. In addition to our own pipeline programs, we have a partnership with Lilly, currently focused on up to 10 targets based on our Axiomer platform. Our ongoing discovery and screening efforts are yielding a portfolio of early-stage research programs that leverage the versatility of the Axiomer EON approach to identify and evaluate additional targets across multiple disease areas, and we continue to invest in the optimization of our platform.

We were founded in 2012 by Daniel de Boer, Gerard Platenburg, the late Henri Termeer, and Dinko Valerio. Since September 18, 2014, our ordinary shares have been listed on Nasdaq. They are currently trading on Nasdaq Capital Market under the ticker symbol “PRQR”. As of December 31, 2025, we had raised € 518.0 million in gross proceeds from our public offerings of shares and private placements of equity securities. In addition, we have received grants, loans and other funding from patient organizations, private lenders and government institutions supporting our programs, including from FFB, RSRT and the Dutch government under the innovation credit program.

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

B. Business Overview

We are a clinical-stage biotechnology company advancing a pipeline (Figure 1) of RNA editing therapeutics based on our proprietary Axiomer RNA-editing platform. Our lead program, AX-0810 for cholestatic diseases targeting na-taurocholate cotransporting polypeptide (“NTCP”), is currently being evaluated in a Phase 1 clinical trial in healthy volunteers. With funding from Rett Syndrome Research Trust (“RSRT”), we are also advancing AX-2402 targeting methyl CpG binding protein 2 (“MECP2”) mutations for Rett syndrome, a severe neurodevelopmental disorder. Additional pipeline programs include AX-2911 targeting PNPLA3 for metabolic dysfunction-associated steatohepatitis (“MASH”), AX-1412 targeting the B4GALT1 gene for cardiovascular diseases (“CVDs”), as well as a number of additional discovery-stage programs.

Figure 1. ProQR development pipeline

Our robust pipeline is strategically focused on diseases originating in the liver and central nervous system (“CNS”), where human genetics and translational research support the potential for therapeutic benefit through RNA editing. We prioritize indications with high unmet medical need and biomarkers and well-defined clinical endpoints.

These programs are enabled by Axiomer, our proprietary RNA editing platform technology designed to harness endogenous adenosine deaminase acting on RNA (“ADAR”) enzymes to mediate precise, single nucleotide edits in RNA with high specificity and durability. Axiomer uses editing oligonucleotides (“EONs”) designed to recruit and direct ADARs to change an adenosine (A) to an inosine (I) in target RNA sequences where an inosine is translated as a guanosine (G). This approach can be used to correct a messenger RNA (“mRNA”) with a disease-causing mutation back to a normal (or wild type) mRNA, modulate protein expression, or alter a protein so that it will have a new function that helps prevent or treat disease.

Since discovering the Axiomer RNA editing platform technology in 2014, we have established a leading intellectual property estate in the ADAR editing space, defined core EON design principles, and optimized oligonucleotide chemistries for therapeutic use. Using our deep RNA expertise and strong IP position, we aim to optimize and advance Axiomer as a platform capable of supporting the development of RNA editing therapeutics across multiple disease areas.

In addition to advancing our wholly-owned pipeline programs, we entered into a global licensing and research collaboration with Eli Lilly and Company (“Lilly”) in September 2021. Under this collaboration, our Axiomer platform is being used to progress new drug targets for disorders toward clinical development and commercialization. The collaboration initially focused on five targets and was expanded to ten targets in December 2022, with an option for further expansion to fifteen targets.

We believe our Axiomer platform has significant potential to yield many additional therapeutic candidates. Thus, we continuously evaluate further opportunities for beneficial collaborations or strategic partnerships to efficiently advance product candidates with the goal of bringing medicines to patients.

Our Strategy

We are advancing RNA editing therapeutics based on our proprietary Axiomer platform to address serious diseases with significant unmet medical need. We prioritize targets supported by human genetics research and where RNA editing may offer advantages or enable treatment not achievable through other modalities. Key elements of our strategy include:

●	Wholly-owned pipeline: We are using our Axiomer platform to develop novel therapies initially for targets related to liver- and CNS-originating diseases and we are advancing a portfolio of wholly owned programs across multiple therapeutic areas. This includes programs targeting NTCP for cholestatic diseases, MECP2 for Rett syndrome, PNPLA3 for MASH, and B4GALT1 for CVD. We intend to retain development and commercialization rights for programs and indications where we believe we can create long-term value independently. In parallel, we continue to identify and advance additional genetically informed targets through our discovery efforts to support long-term growth and the continued expansion of our pipeline.
●	Axiomer platform innovation: We continue to invest in the optimization of Axiomer, including advances in oligonucleotide design, chemistry, delivery, and data-driven discovery and target identification capabilities, which we believe is critical to maintaining leadership in RNA editing and supports the efficient generation and advancement of product candidates.
●	Partnerships: We seek to maximize the value of the Axiomer platform by selectively pursuing licensing, partnering, and other strategic relationships, such as our collaborations with Lilly, and RSRT. Given the broad therapeutic potential of Axiomer across multiple targets and disease areas, we believe strategic partnerships enable us to advance a greater number of opportunities than we could independently pursue. For programs or indications – particularly larger or more prevalent markets – where partnering may enhance capabilities, we intend to continue to selectively pursue strategic collaborations.

Our Novel Axiomer RNA Editing Technology Platform

Our Axiomer RNA editing technology is based on a class of antisense oligonucleotides (“AONs”) that we refer to as EONs. EONs are short, synthetic nucleic acid sequences designed to bind through base pairing to a complementary region of a target RNA transcript. Upon binding, EONs are intended to recruit endogenous, naturally occurring ADAR enzymes to the target site, as illustrated in Figure 2. ADAR enzymes catalyze the deamination of adenosine to inosine within double-stranded RNA structures, and the Axiomer platform is designed to harness this native cellular process in a controlled and site-specific manner.

Through precise EON design, our Axiomer platform is intended to enable single adenosine-to-inosine (“A-to-I”) edits at predefined positions within an RNA transcript, as shown in Figure 2. Because inosine is interpreted as guanosine by the cellular translation machinery, an A-to-I edit can result in a targeted amino acid substitution in the encoded protein, or alternatively may affect RNA splicing, stability, or translation efficiency depending on the location of the edit. By selecting the RNA target site and edit position, our platform is designed to support multiple therapeutic strategies, including correction of disease-associated variants, modulation of protein expression levels, or alteration of protein function.

Figure 2: (left) RNA editing is a naturally occurring process whereby ADARs perform A to I editing. (right) ProQR’s Axiomer RNA editing technology platform uses EONs to recruit and direct endogenously expressed ADARs to edit an A to an I in the RNA, which is then translated as a G, allowing highly specific editing.

The Axiomer approach is designed to operate exclusively at the RNA level and does not alter the underlying DNA sequence, thereby avoiding permanent genetic modifications. As a result, any edits introduced by EONs are transient and reversible, as edited RNA molecules are naturally degraded and replaced over time through normal cellular processes. In addition, because Axiomer leverages endogenous ADAR enzymes rather than introducing exogenous editing proteins, the platform may offer flexibility in dosing and treatment duration. The modular nature of EON design also allows the platform to be adapted to different RNA targets and disease contexts by modifying the oligonucleotide sequence, while relying on a common underlying editing mechanism.

Our EONs have the potential to act through multiple different therapeutic mechanisms:

●	Correct. Axiomer is designed to enable the correction of certain disease-causing mutations at the RNA level, with the goal of restoring the production of functional protein without altering the underlying DNA sequence.
●	Modulate. Axiomer is also designed to allow modulation of protein activity by introducing defined RNA edits that can alter protein function, as well as by increasing or decreasing the expression of selected proteins through edits that influence how much protein is produced.
●	Protect. In addition, the Axiomer platform is intended to enable the introduction of protective or functionally beneficial protein changes that may help reduce disease risk or slow disease progression.

With these capabilities, we believe Axiomer is differentiated from other RNA interference therapeutics such as siRNA that are primarily focused on reducing gene expression and has the potential to address a broad set of genetic and non-

genetic diseases. Across a range of targets, we have demonstrated in vitro and in vivo platform proof-of-concept for our Axiomer RNA editing technology platform, in cell models, organoids, and animal models, including relevant higher order species. Our first Axiomer-based program, AX0810 for cholestatic diseases, is currently being evaluated in a Phase 1 clinical trial in healthy volunteers.

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

PSC is a rare, chronic, and progressive cholestatic liver disease that typically presents between ages 30 and 40 and disproportionately affects men. It is estimated that 80,000 people in North America and Europe have PSC, with a prevalence of 1 to 9 individuals per 100,000. The disease is characterized by persistent inflammation, fibrosis, and structuring of the bile ducts, resulting in impaired bile flow and toxic accumulation of bile acids in the liver. PSC frequently progresses to end-stage liver disease, cirrhosis, liver failure, and the need for transplantation. Patients are also at markedly increased risk for cholangiocarcinoma and other hepatobiliary malignancies. There are currently no approved disease-modifying therapies, underscoring the substantial unmet medical need and significant clinical burden.

BA is a rare, pediatric condition that affects newborns, resulting from the absence or defect of bile ducts leading to obstructed bile flow. It is estimated that 20,000 individuals in North America and Europe have BA, with a prevalence of 1 in 10,000 to 15,000 births in the western world. The obstruction of bile flow leads to rapid accumulation of toxic bile acids in the liver, triggering aggressive inflammation and fibrosis that can progress to cirrhosis within the first years of life. BA is the leading indication for pediatric liver transplantation worldwide. Despite surgical intervention (Kasai portoenterostomy), many patients ultimately require liver transplantation, and long-term morbidity remains high. The early onset, rapid progression, and life-threatening nature of BA highlight the urgent need for effective therapeutic options.

Limitations of the Current Treatment Landscape

Currently, there are no drugs approved by the U.S. Food and Drug Administration (“FDA”) or European Commission (“EC”) specifically indicated for the treatment of PSC and BA. For patients with advanced PSC, liver transplantation is the only treatment option with evidence to extend survival. However, disease recurrence has been reported in 20 to 40% of patients who undergo liver transplantation, and the median survival without a transplant is only 21 years. For BA, surgical portoenterostomy (Kasai procedure) in the first weeks of life is the gold standard initial treatment. However, most patients who receive this surgery will ultimately progress to end-stage liver disease and still require a liver transplant early in life.

NTCP: A Genetically Validated Target at the Center of Cholestatic Liver Disease

NTCP (sodium taurocholate co-transporting polypeptide) is the primary transporter responsible for hepatic uptake of circulating bile acids. In cholestatic liver diseases, toxic accumulation of bile acids within hepatocytes drives inflammation, progressive fibrosis, cirrhosis, and ultimately liver failure. Targeting NTCP directly addresses this central pathogenic mechanism by reducing intracellular bile acid burden at its point of entry into the liver.

Human genetics provide compelling validation for this approach. Naturally occurring NTCP variants that reduce hepatic bile acid uptake are associated with elevated serum bile acids but an absence of clinically meaningful cholestatic disease, supporting NTCP modulation as a well-tolerated and mechanistically grounded strategy. This genetic evidence significantly de-risks the target and supports a favorable therapeutic window.

AX-0810: Precision RNA Editing to Replicate a Protective Human Variant

AX-0810 is an Axiomer-based EON designed to edit the NTCP transcript and replicate a naturally occurring human variant associated with reduced hepatic bile acid uptake. Rather than broadly inhibiting NTCP function, AX-0810 is designed to physiologically modulate only the bile acid transport function of NTCP by mimicking a protective genetic phenotype.

By reducing bile acid accumulation in hepatocytes, AX-0810 aims to address the core biological driver of cholestatic disease progression—reducing liver injury, inflammation, and fibrotic remodeling. This positions AX-0810 as a potential first-in-class, disease-modifying therapy for severe cholestatic liver diseases, including conditions with no approved disease-modifying options.

AX-0810 represents a strategic application of ProQR’s Axiomer RNA editing platform to a genetically validated liver target, using precision RNA editing to recapitulate a naturally occurring protective genetic variant.

Preclinical studies in multiple species, including humanized mouse models and non-human primates as shown in Figure 3, demonstrated that EON-mediated editing of NTCP resulted in reduced bile acid uptake and favorable changes in biomarkers associated with cholestatic diseases, supporting advancement of AX-0810 into clinical development.

Figure 3. EON-mediated editing exhibits consistent editing of NTCP and favorable impact on biomarkers in vivo.

AX-0810 is currently being evaluated in a first-in-human Phase 1 trial in healthy volunteers, as shown in Figure 4. The placebo-controlled study is designed to evaluate safety, tolerability, and pharmacokinetics, as well as biomarkers of NTCP target engagement, including plasma bile acid levels, bile acid composition, and a bile acid challenge using Tauro-urso deoxycholic acid (“TUDCA”).

Figure 4. Schematic of first-in-human Phase 1 trial of AX-0810

The study is a randomized, placebo-controlled, multiple ascending dose trial conducted in healthy volunteers. Participants are enrolled across sequential dose cohorts, with individuals within each cohort receiving AX-0810 or placebo. Dosing is administered subcutaneously, with safety reviews conducted prior to dose escalation. Participants are followed for safety and pharmacokinetic assessments for 12 weeks following dosing. Subject to additional regulatory authorization, the study design also provides for the inclusion of a patient cohort following the healthy volunteers portion of the trial.

The trial is intended to generate early human data to inform dose selection and support subsequent clinical development in patients with cholestatic diseases. Based on its mechanism of action, AX-0810 is intended to reduce bile acid-mediated hepatic stress and downstream inflammatory and fibrotic processes, with the goal of addressing symptoms and potentially delaying disease progression in patients with cholestatic diseases.

Based on preliminary review of safety and pharmacokinetic data from initial participants in the first cohort of healthy volunteers receiving AX-0810 (3 mg/kg), reported in January 2026, no serious adverse events or clinically meaningful laboratory abnormalities have been observed. Preliminary pharmacokinetic data observed in these participants were generally consistent with non-clinical findings and support continued dosing in accordance with the study protocol.

We expect to report data related to biomarkers of NTCP target engagement from the healthy volunteer cohorts in the first half of 2026. In parallel, we are conducting preparatory activities to include a patient cohort in this Phase 1 trial following completion of the healthy volunteer portion of the study, subject to regulatory authorization.

AX-2402 for Rett Syndrome targeting MECP2

Rett Syndrome overview

Rett Syndrome is a rare and severe neurodevelopmental disorder, affecting approximately 350,000 people worldwide, predominantly girls. Rett Syndrome is characterized by apparently normal psychomotor development during the first six to 18 months after birth, followed by a period of developmental stagnation, then a regression in language and motor skills, after which patients typically experience long-term relative stability. During the regression phase, affected individuals develop repetitive, stereotypic hand movements that replace purposeful hand use. Additional manifestations include gait ataxia and apraxia, seizures, tremors, episodic apnea and/or hyperpnea, gastrointestinal complications, scoliosis and other musculoskeletal abnormalities, anxiety, sleep disturbances, and bruxism.

Mutations in the MECP2 gene are the primary cause of Rett syndrome. Located on the X chromosome, MECP2 encodes the methyl-CpG-binding protein 2, which plays a critical role in regulating gene expression and maintaining normal brain development and function. Mutations in MECP2 disrupt this function, leading to widespread abnormalities in neuronal signaling and brain function. The monogenic nature of Rett syndrome provides a clear and well-characterized genetic driver of disease, supporting the development of targeted therapeutic strategies.

Limitations of the Current Treatment Landscape

Currently, no approved therapies have been shown to modify the underlying genetic cause of Rett syndrome. Management of the diseases remains largely supportive and multidisciplinary, including physical therapy, occupational therapy, speech therapy, nutrition management, and medications used to address specific symptoms such as seizures, breathing irregularities, and gastrointestinal issues. While Daybue®(trofinetide) has been approved in the United States for the treatment of Rett syndrome, it is not designed to address the underlying genetic drivers of the disease and supportive care remains a central component of disease management. The treatment landscape has evolved with a number of targeted therapies, including our RNA editing approach.

AX-2402 for Rett Syndrome targeting MECP2

AX-2402 is being developed for individuals with Rett syndrome who have the R270X mutation in the MECP2 gene, and is based on our proprietary Axiomer RNA editing platform. The AX-2402 program utilizes EONs designed to correct the R270X nonsense mutation, with the goal of restoring functional MECP2 expression. We believe Axiomer EONs can be applied to target additional MECP2 mutations beyond R270X that collectively impact a large segment of the Rett population.

Non-clinical proof-of-concept data have been generated in a mouse model of Rett syndrome harboring the MECP2 R270X mutation. In this model, treatment with AX-2402 was associated with improvements in functional assessments commonly used to evaluate disease severity, including composite behavioral scores and measures of motor impairment, such as hindlimb clasping, as shown in Figure 5. These findings support the potential of AX-2402 to address neurological dysfunction associated with MECP2 deficiency and further support its continued development.

Figure 5. AX-2402 reverses disease in a severe Rett mouse model as shown with hindlimb clasping score and composite Bird score

A development candidate for AX-2402 was announced in early 2026, which is advancing to development activities with the objective of initiating a first-in-human clinical trial in the first half of 2027, subject to regulatory authorization.

AX-2402 is supported in part through a research collaboration with RSRT. In December 2024, we expanded this collaboration, building on the initial $ 1.0 million research grant announced in January 2024. The expanded partnership includes an additional $ 8.2 million in funding from RSRT, for a total of $ 9.2 million, supporting the advancement of AX-2402.

AX-2911 for Metabolic Dysfunction-Associated Steatohepatitis targeting PNPLA3

MASH overview

MASH is a progressive and increasingly prevalent chronic liver disease driven by underlying metabolic dysfunction, including obesity, insulin resistance, type 2 diabetes, dyslipidemia, and other components of metabolic syndrome. MASH represents the inflammatory and fibrotic form of metabolic dysfunction–associated steatotic liver disease (“MASLD”) and is estimated to affect approximately 5% of the global adult population, representing well over 150 million individuals worldwide. The disease is characterized by excessive hepatic fat accumulation (steatosis), which triggers hepatocellular stress, inflammation, and progressive fibrotic remodeling. Over time, MASH can advance to advanced fibrosis, cirrhosis, liver failure, and hepatocellular carcinoma, and is emerging as a leading cause of liver-related morbidity, mortality, and liver transplantation globally.

Current Treatment Landscape and Limitations

Pharmacologic treatment options for MASH have recently begun to emerge. In the United States, resmetirom, a liver-directed thyroid hormone receptor-β agonist, and semaglutide, a glucagon-like peptide-1 receptor agonist, have been approved for the treatment of adults with noncirrhotic MASH with moderate to advanced fibrosis. Despite recent approvals, current MASH therapies act through systemic metabolic mechanisms and do not directly address key genetic drivers of disease such as the PNPLA3 I148M variant. Consequently, a significant subset of patients may continue to carry residual risk of disease progression and fibrosis even with treatment. A PNPLA3-targeted therapy represents a precision approach to potentially unlock incremental efficacy in this genetically defined population and meaningfully expand the therapeutic value beyond existing agents.

AX-2911 for MASH targeting PNPLA3

AX-2911 is an Axiomer RNA editing oligonucleotide designed to target the PNPLA3 (patatin-like phospholipase domain containing 3) I148M variant, a well-established genetic risk factor for metabolic liver disease, including MASH. Approximately 8 million individuals in the United States and European Union are homozygous for the 148M variant.    AX-2911 is designed to edit the PNPLA3 transcript at the RNA level with the goal of restoring wild-type-like protein function and addressing a key genetic driver of disease.

Non-clinical functional proof-of-concept data have been generated for AX-2911, as shown in Figure 6.

Figure 6. Non-clinical functional proof-of-concept data for AX-2911 in a humanized PNPLA3 I148M mouse model of hepatic steatosis

In a humanized mouse model expressing the PNPLA3 I148M variant and fed a Western diet, treatment with AX-2911 was associated with substantially reduced hepatic fat content, as assessed by macroscopic and histologic measures of steatosis. In the same experimental setting, AX-2911 demonstrated a greater reduction of hepatic fat compared to a PNPLA3-directed antisense oligonucleotide evaluated as a reference therapy. These findings support the potential of AX-2911 to address lipid accumulation associated with PNPLA3-mediated MASH and further support its continued development. A development candidate for AX-2911 was announced in early 2026.

Our Earlier-Stage and Discovery Programs

In addition to our more advanced pipeline programs, we are pursuing a number of earlier-stage and discovery-stage research programs based on the Axiomer RNA editing platform. These efforts are focused on identifying and prioritizing new therapeutic targets through a combination of human genetics, disease biology, and platform-driven screening approaches. We use internal discovery and screening activities to evaluate target editability, functional relevance, and translational potential, with the objective of efficiently generating and advancing new RNA editing candidates. These programs are at varying stages of preclinical evaluation and are intended to explore additional therapeutic opportunities and inform future pipeline development and partnering decisions.

AX-1412 is an Axiomer-based RNA editing program targeting B4GALT1, a gene implicated through human genetic studies in cardiovascular disease risk. Certain naturally occurring B4GALT1 variants have been associated with reduced levels of LDL cholesterol and fibrinogen, supporting the rationale for exploring B4GALT1 modulation as a potential therapeutic approach. AX-1412 remains in early preclinical development, and we continue to evaluate its potential within our broader pipeline and partnership strategy.

We also maintain a broader portfolio of early-stage research programs that leverage the versatility of the Axiomer EON approach to identify and evaluate additional targets across multiple disease areas identified through our ongoing discovery and screening efforts.

Our Partnerships

Our core focus is to develop and ultimately commercialize a broad pipeline of RNA therapies leveraging our proprietary Axiomer RNA editing platform. The breadth of therapeutic opportunities enabled by Axiomer extends across a wide range of genetically defined diseases across multiple therapeutic areas. While we prioritize and advance certain wholly owned programs internally, we selectively enter into collaboration and licensing agreements to expand the reach of the platform, access complementary capabilities, secure non-dilutive funding to accelerate development, and advance additional opportunities beyond those we can efficiently pursue on our own. We expect strategic partnerships to remain an important component of our model as we seek to maximize the value and impact of Axiomer across a diverse set of indications.

Eli Lilly and Company

A global licensing and research collaboration with Lilly focuses on the discovery, development, and commercialization of potential new medicines for genetic disorders using our Axiomer RNA editing technology with a focus on CNS and peripheral nervous system (“PNS”). The partnership, formed in 2021, initially focused on up to five targets. In December 2022, the partnership was expanded to up to ten targets, with an option for an additional five targets. Under the terms of the agreements, we received $ 125.0 million upfront from Lilly and would be paid an additional $ 50.0 million if Lilly exercises the option for five additional targets. We are also eligible to receive up to approximately $ 3.75 billion in milestones, as well as royalties on potential product sales.

Rett Syndrome Research Trust

In January 2024, we initiated our partnership with RSRT through a $ 1.0 million research grant to support development of an Axiomer RNA editing program targeting MECP2 for Rett syndrome. In December 2024, we announced a significant expansion of this partnership, with RSRT committing an additional $ 8.2 million in funding, bringing total support to $ 9.2 million. The funding will support the advancement of AX-2402 targeting MECP2 for Rett Syndrome into clinical trials.

Legacy Ophthalmology Assets

In August 2022, we made the decision to exclusively focus our strategy on the advancement of our Axiomer RNA editing technology and to partner our ophthalmology programs. In December 2023, we announced that we had completed a transaction divesting the late stage ophthalmic assets, sepofarsen and ultevursen, to Théa who will continue the development of these therapies for patients with LCA10 and Usher Syndrome respectively. Under the terms of the agreement, ProQR received an initial payment of € 8.0 million and may be eligible for up to € 165.0 million in further development, regulatory, and commercial earn-out payments upon related achieved milestones, as well as double-digit royalties based on commercial sales in the U.S. and EU. In December 2024, Sepul Bio, a business unit of Théa, announced the first clinical participant was dosed in LUNA, a Phase 2b clinical study of ultevursen for Usher Syndrome (Type 2a gene). In October 2025, Sepul Bio announced the first clinical participant was dosed in HYPERION, a Phase 3 clinical study of sepofarsen for treatment of CEP290- associated Leber Congenital Amaurosis Type 10 (LCA10).

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

Human Capital Resources

We believe in passion and commitment and have built a strong team of ProQRians from all walks of life and over 28 different nationalities, who are up to the challenge and committed to make a difference for the patients we serve. We actively create a caring atmosphere, in which we love to work and maintain productive and happy lives. At ProQR, we foster empowerment, self-development, creativity, and a sense of community.

As an employer, we are a true believer in the value of a workforce in which people from all backgrounds are encouraged to develop themselves both personally and professionally. This is reflected in our leadership team and broader workforce. We believe that happy and energized people, working well together in an environment in which they thrive, will do phenomenal and awesome things.

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

Animal Welfare

It is required by regulatory authorities to demonstrate the safety and, if possible, efficacy of a new drug in animals before it can be tested in humans. The welfare of animals in our preclinical studies is of great importance to us for reasons of ethics, quality, reliability, and applicability of scientific studies. To assure high quality research, animal welfare is essential. By actively pursuing the 3R principles (Reduce, Refine and Replace), ProQR is committed to reduce the number of animals needed, minimize discomfort and pain of animals used, and use alternatives to animal research whenever possible.

Animal experiments will be performed only if there are no alternatives such as performing in silico, in vitro or ex vivo studies. Study designs will be evaluated with the aim to identify opportunities to reduce the number of animals needed to achieve the objectives of the study. By conducting small pilot studies and by using innovative new technologies and modeling approaches, we further pursues the ambition to reduce, refine and replace animal studies.

Approval by institutional or national animal care and use committees is required prior the execution of in vivo studies.

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

Manufacturing and Supply

We do not own or operate GMP manufacturing facilities to produce clinical or commercial drug product. Historically manufacture of drug substance and drug product for clinical use was outsourced to approved vendors under service agreements.

Manufacture of small scale non-GMP drug substance and drug product batches to support the discovery and initial preclinical phase of the Axiomer platform are manufactured in our in-house laboratories and at approved vendors under phase-appropriate service agreements. As the portfolio progressed and progresses to clinical stage development, larger scale batches and those intended for clinical use will be manufactured at approved vendors under phase-appropriate service agreements.

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

With regard to our Axiomer program, we filed the following international patent applications from 2015 to 2025, several of which were continued in national and regional patent applications after the respective international phases.

PCT/EP2015/080347 – Granted in Australia (AU 2022201266), Brazil (BR 112017011510-7), Canada (CA 2,968,336), China (ZL 201580069286.1), Europe (EP 3234134 B1; revoked), Israel (IL 252386), India (IN 452659), Japan (JP 6718872), New Zealand (NZ 732182), South Africa (ZA 2017/03464) and the U.S. (US 10,676,737; US 11,781,134). Pending in Europe (divisional application) and the U.S. (continuation application). The term of any patents resulting from these applications would be expected to extend to at least 2035.

PCT/EP2017/065467 – Granted in Australia (AU 2017281497), Israel (IL 263332), Japan (JP 7074345), South Korea (KR 10-2418185), New Zealand (NZ 749989) and the U.S. (US 10,988,763; US 11,649,454; US 12,018,257; US 12,545,911). Allowed in Canada Pending in China, and Europe. The term of any patents resulting from these applications would be expected to extend to at least between 2037.

PCT/EP2017/071912 – Granted in China (CN 110352244 B), Europe (EP 3507366 B1; opposition/appeal), Israel (IL 264923), India (IN 570690), Japan (JP 2019-511856), New Zealand (NZ 751483), South Korea (KR 10-2501980), South Africa (ZA 2019/01016) and the U.S. (US 10,941,402; US 11,851,656; US 12,203,072). Allowed in Australia (pending opposition) and Canada. Pending in the U.S. (continuation application). The term of any patents resulting from these applications would be expected to extend to at least between 2037.

PCT/EP2018/051202 – Granted in the U.S. (US 11,274,300). Pending in Europe. The term of a patent resulting from this application would be expected to extend to at least between 2038.

PCT/EP2019/062163 – Granted in Australia (AU 2019269022) and the U.S. (US 12,275,937). Pending in Canada, Europe, New Zealand, and the U.S. (continuation application). The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2039.

PCT/EP2020/051931 – Granted in the U.S. (US 12,398,393). Pending in Australia, Europe, and New Zealand. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2040.

PCT/EP2020/053283 – Pending in Europe and the U.S. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2040.

PCT/EP2020/059369 – Granted in Japan (JP 7698881). Pending in Australia, Canada, China, Europe, Israel, New Zealand, and the U.S. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2040.

PCT/EP2020/060291 – Pending in Australia, Canada, Europe, Israel, New Zealand, and the U.S. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2040.

PCT/US2020/037580 – Granted in China (ZL 202080042924.1) and South Africa (ZA 2021/09497). Pending in Australia, Canada, Europe, Israel, India, Japan, New Zealand, and the U.S. We filed this application together with The Regents of the University of California as a co-applicant. In the Axiomer program we are working together with Dr. Peter Beal of the University of California, Davis, CA, USA. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2040.

PCT/EP2020/087767 – Granted in Japan (JP 7765837). Pending in Australia, Canada, Europe, and the U.S. The term of any patents resulting from these applications, if issued, would be expected to extend to at least 2040.

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

PCT/EP2023/079290 – Pending in Europe and the U.S. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2043.

PCT/EP2023/082797 – Pending in Argentina, Australia, Brazil, Canada, China, Europe, India, Japan, South-Korea, Mexico, Saudi-Arabia, Taiwan, and the U.S. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2043.

PCT/EP2023/084865 – Pending in Australia, Brazil, Canada, China, Europe, Japan, South-Korea, Mexico, New Zealand, and the U.S. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2043.

PCT/EP2023/083678 – Pending in China, Japan, South-Korea, and the U.S. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2043.

PCT/EP2024/051278 – Pending in Australia, Canada, China, Europe, Japan, South-Korea, New Zealand, and the U.S. We filed this application together with the Freie Universität Berlin (FUB) as a co-applicant. In the Axiomer program we are working together with Dr. Alexander Weng of the FUB. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2044.

PCT/EP2024/054190 – Pending in Europe and the U.S. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2044.

PCT/US2024/021210 – Pending in Argentina, Canada, China, Europe, Japan, Taiwan, and the U.S. We filed this application together with Eli Lilly & Company as co-applicant, with whom we are working together under the Lilly licensing and research collaboration agreement, as amended in 2022. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2044.

PCT/EP2024/057800 – Pending in Australia, Canada, Europe, New Zealand, and the U.S. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2044.

PCT/EP2024/058159 – Pending in Australia, Brazil, Canada, China, Europe, Japan, South-Korea, Mexico, New Zealand, and the U.S. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2044.

PCT/EP2024/066520 – Pending in Argentina, Canada, China, Europe, Japan, Taiwan, and the U.S. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2044.

PCT/EP2024/074974 – PCT pending. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2044.

PCT/EP2024/082482 – PCT pending. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2044.

PCT/EP2024/087289 – PCT pending. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2044.

PCT/EP2025/012183 – PCT pending. Co-pending in (non-PCT states) Argentina, Lebanon, Pakistan, and Taiwan. We filed this application together with Eli Lilly & Company as co-applicant, with whom we are working together under the Lilly licensing and research collaboration agreement, as amended in 2022. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2045.

PCT/EP2025/058808 – PCT pending. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2045.

PCT/EP2025/061190 – PCT pending. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2045.

PCT/EP2025/059832 – PCT pending. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2045.

PCT/EP2025/069685 - PCT pending. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2045.

PCT/EP2025/070967 - PCT pending. The term of any patents resulting from this application, if issued, would be expected to extend to at least 2045.

Patent Rights Relating to Our Trident Program

With regard to our TRIDENT program, we filed an international patent application (PCT/US2019/024282) in 2019 directed to AONs that are applicable for nucleotide-specific pseudouridylation. A patent was granted in Israel (IL 277472), Japan (JP 7478923), South Africa (ZA 2020/05217), the U.S. (US 11,866,702), Australia (AU 2019243946), China (CN 112020557 B1), and in Europe (EP 3775210 B1). Applications are currently pending in Canada, India, New Zealand, and the U.S. (continuation application). In the TRIDENT program we are working together with Prof. Yi-Tao Yu at the University of Rochester, NY, USA. The term of any patents resulting from these applications would be expected to extend to at least 2039. In addition, two of our employees contributed to an invention with an application number PCT/US2024/025581 – pending, with the University of Rochester as applicant.

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

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA. Written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator's brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product drug. These safety reports must be submitted within 15 calendar days after the sponsor determines that the information qualifies for reporting, and a sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.

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

Under FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a marker, such as a measurement of laboratory or clinical signs of a disease or condition that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of one or more post-approval confirmatory clinical trials to confirm the effect on the clinical endpoint. Further, under the FDORA, the FDA may require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval for failure to conduct required post-approval studies with diligence or to confirm a clinical benefit in confirmatory studies. Promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

Breakthrough Therapy Designation

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

Rare Pediatric Disease Priority Review Voucher

The FDA may grant rare pediatric disease designation for indications in the treatment or prevention of a rare disease or condition that affects fewer than 200,000 individuals in the United States and that is a serious or life-threatening disease that primarily affects individuals aged from birth to 18 years, including age groups often called neonates, infants, children and adolescents. Under the FDCA, a sponsor who receives approval of an NDA for a product that is for the prevention or treatment of a rare pediatric disease and meets certain additional criteria, may qualify for a rare pediatric disease priority review voucher (“PRV”). A PRV can be redeemed to receive priority review under an expedited timeframe for a subsequent marketing application for a different product. A PRV may also be sold or transferred from the initial sponsor to another sponsor and may be further transferred any number of times before it is used. Under the current statutory sunset provisions, FDA may not award rare pediatric disease PRVs after September 30, 2029. It is possible the authority for FDA to award rare pediatric disease PRVs will be further extended by Congress, however.

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

In the United States, the Medicare Modernization Act established the Medicare Part D program and provided authority for limiting the number of drugs that will be covered in any therapeutic class thereunder. The Medicare Modernization Act, including its cost reduction initiatives, could decrease the coverage and reimbursement rate that we or a collaborator receive for any of our approved products. Furthermore, private payors often follow Medicare coverage policies and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

In March 2010, the ACA was enacted, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. biopharmaceutical industry. The ACA imposes a significant annual fee on companies that manufacture or import branded prescription drug products. It also contains provisions intended to broaden access to health insurance, reduce or constrain the growth of health care spending, enhance remedies against healthcare fraud and abuse, establish transparency requirements for the healthcare and health insurance industries, and impose additional health policy reforms, any of which could negatively impact our business. Among other things, it subjects biological products to potential competition by lower-cost biosimilars, expands the types of entities eligible for the 340B drug discount program, revised the methodology for calculating Medicaid rebates for certain physician-administered and infused products; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. The ACA’s provisions likely continue the downward pressure on pharmaceutical and medical device pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

Since its enactment, there have been judicial, Congressional and executive challenges to certain aspects of the ACA, including efforts to repeal or replace the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA.

In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the ACA was enacted. For example:

●	The U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. The reductions remain in effect through 2031.
●	The U.S. American Taxpayer Relief Act of 2012 among other things, further reduced Medicare payments to several types of providers.
●	The American Rescue Plan Act of 2021 eliminated the statutory Medicaid drug rebate cap, previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024.
●	Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation.
●	Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed, and the IRA delayed implementation of the rule until January 1, 2032.
●	The IRA also included several provisions that will impact our business to varying degrees, including provisions that, starting in 2025, reduced the out-of-pocket cap for Medicare Part D beneficiaries to $ 2,000; impose new manufacturer financial liability on certain drugs in Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the Medicare drug price negotiation program. The effects of the IRA on our business and the healthcare industry in general are not yet known.
●	The One Big Beautiful Bill Act of 2025 also imposed significant reductions in Medicaid funding and enrollment requirements, which are expected to reduce Medicaid enrollment and covered services, which may further reduce demand for our products, if approved.

These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices.  There has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs. In addition, recent executive and agency actions have advanced various MFN-type pricing concepts that could materially affect the prices we may obtain for any products, if approved. The Trump administration has pursued a two-fold strategy aimed at lowering

U.S. drug prices through MFN-linked pricing mechanisms. First, the President has publicly threatened to impose significant tariffs or penalties on manufacturers that do not reduce U.S. drug prices to levels comparable to those in other economically developed countries, and multiple manufacturers have reportedly entered into confidential pricing agreements with HHS in response. Second, CMS has begun exploring new payment and coverage models that incorporate MFN concepts, including the 2025 GENEROUS model, which would offer standardized Medicaid coverage to manufacturers that voluntarily agree to lower prices consistent with MFN benchmarks. Even if these initiatives are later narrowed, delayed, or invalidated through litigation or subsequent administrative actions, the threat or use of MFN-type pricing mechanisms may exert downward pressure on the prices we are able to charge. The administration has also announced plans to launch a federal direct-purchase and patient-access platform, sometimes described as “TrumpRx.gov,” which is expected to rely on MFN-style reference pricing for certain high-spend drugs; if implemented, this could further limit the prices we obtain for our products.

The costs of prescription pharmaceuticals have also been the subject of considerable discussion in the United States. To date, there have been several recent U.S. congressional inquiries, as well as proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. The Trump Administration has issued executive orders and supported proposed regulatory initiatives in 2025 that could have a significant impact on the prices that we, or any collaborators, may receive for any approved products.

On May 12, 2025, President Trump signed an executive order directing the Secretary of HHS to set and communicate MFN price targets to manufacturers and propose a rulemaking plan to impose MFN pricing if ‘significant progress’ is not made, and also directing the federal government to support regulatory paths to allow direct-to-patient sales for companies that meet these targets. The executive order further states that the Administration will take additional action (for example, examining whether marketing approvals should be modified or rescinded or considering individual drug importation waiver authorities) should manufacturers fail to offer American consumers the MFN lowest price. In July 2025, President Trump sent letters to certain pharmaceutical companies demanding that these companies extend MFN pricing to Medicaid and newly launched drugs as well as move to direct-to-consumer models priced at MFN pricing and soliciting binding commitments by September 29, 2025. Since this time, multiple drug manufacturers have announced plans to, for certain of their drugs, lower prices to reflect similar pricing around the world, and to sell these reduced-price drugs on a direct-to-consumer purchasing platform developed by the federal government; however, it is not known what results will occur to the extent the recipients of these letters do not reduce their U.S. prices.

On December 19, 2025, CMS released two proposed rules that would incorporate MFN pricing principles into federal reimbursement for prescription drugs. The first proposal, the GLOBE for Medicare Part B, would require manufacturers of specified single source drugs and sole source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS’s spending and eligibility criteria. The second proposal, the GUARD model for Medicare Part D, would similarly mandate manufacturer rebates for qualifying sole source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies. As proposed, GLOBE would begin a five year performance period on October 1, 2026 and GUARD would begin its performance period in 2027. These proposals will likely be subject to legal challenges that could delay their implementation or modify their impact on manufacturer pricing and revenue. Additionally, in November 2025, CMS introduced the GENEROUS Model, a voluntary MFN framework for manufacturers participating in the Medicaid Drug Rebate Program. Although it is voluntary, the GENEROUS Model could also impact the drug pricing landscape for manufacturers.

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

The Regulation overhauls the former system of approvals for clinical trials in the EU. Specifically, the Regulation, which is directly applicable in all EU Member States (meaning that no national implementing legislation in each EU Member State is required), aims at simplifying and streamlining the approval of clinical trials in the EU. For instance, the Regulation provides for a streamlined application procedure using a single entry point (the Clinical Trials Information System) and strictly defined deadlines for the assessment of clinical trial applications.

Following the end of the Brexit transition period, the Medicines and Healthcare products Regulatory Agency (“MHRA”), the UK medicines regulator, continues to authorize clinical trials in the UK. The UK regulatory framework in relation to clinical trials is governed by the Medicines for Human Use (Clinical Trials) Regulations 2004, as amended, which is derived from the Clinical Trials Directive, as implemented into UK national law through secondary legislation. In April 2025, the UK introduced the Medicines for Human Use (Clinical Trials) (Amendment) Regulations 2025. These changes, which will take full effect from April 2026, aim to create a streamlined, risk-proportionate system that accelerates approvals while maintaining robust safety standards.

PRIME Designation

PRIME is a voluntary scheme launched by the EMA to enhance support for the development of medicines that target an unmet medical need. The scheme focuses on medicines that may offer a major therapeutic advantage over existing treatments, or benefit patients without treatment options. These medicines are considered priority medicines by the EMA. The scheme is open to medicines under development and for which the applicant intends to apply for a marketing authorization through the centralized procedure. This scheme is based on enhanced interaction and early dialogue with developers of promising medicines, to optimize development plans and speed up evaluation and enable accelerated assessment of medicines applications. Medicines under the PRIME scheme may be eligible for accelerated assessment at the time of application for a marketing authorization. Where, during the course of development, a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn.

Acceptance into the PRIME scheme is based on the applicant’s ability to demonstrate that the medicine has potential to benefit patients with unmet medical needs based on early clinical data. Applicants from the academic sector and micro-, small- and medium-sized enterprises can apply earlier on the basis of compelling non-clinical data and tolerability data from initial clinical trials.

Once a candidate medicine has been selected for PRIME, the EMA will:

●	appoint a rapporteur from the Committee for Medicinal Products for Human Use (“CHMP”) or from the Committee for Advanced Therapies (“CAT”) for an advanced therapy medical product, to provide continuous support and help to build knowledge ahead of a MAA;
●	organize a kick-off meeting with the CHMP/CAT rapporteur and a multidisciplinary group of experts, so that they provide guidance on the overall development plan and regulatory strategy;

●	assign a dedicated EMA contact point for ongoing interaction;
●	provide scientific advice at key development milestones, involving additional stakeholders such as health-technology-assessment bodies, to facilitate quicker access for patients to the new medicine; and
●	confirm potential for accelerated assessment at the time of an application for marketing authorization.

Marketing Approval

Marketing approvals under the EU regulatory system may be obtained through a centralized or national procedure. The centralized procedure results in the grant of a single marketing authorization that is valid in all—currently 27—EU Member States and in the additional countries of the EEA (Iceland, Liechtenstein and Norway).

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

If the CHMP concludes that the quality, safety and efficacy of the product is sufficiently proven, it adopts a positive opinion. This is sent to the European Commission which drafts a decision. After consulting with the EU Member States, the European Commission adopts a decision and grants a marketing authorization, which is valid for the whole of the EU. The marketing authorization may be subject to certain conditions, which may include, without limitation, the performance of post-authorization safety and/or efficacy studies.

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

A separate process for orphan designation applies in the UK. Currently, the requirements for orphan designation in UK largely mirror those in the EU (save that they apply to the UK market only – e.g. if the prevalence of the condition is no more than five in ten thousand persons in UK). The main difference to the EU system is that there is no pre-marketing authorization orphan designation in the UK. Instead, the MHRA will make a decision on orphan status at the time it decides whether to approve the MAA.

As in the EU, medicinal products with orphan status in the UK will benefit from up to ten years of market exclusivity from the date of first approval of the product in the UK.

Manufacturing and Manufacturers’ License

Pursuant to Directive (EU) 2017/1572 (which governs GMP for authorized medicinal products under Directive 2001/83/EC) and Commission Delegated Regulation (EU) 2017/1569 (which governs GMP for investigational and auxiliary medicinal products under Regulation (EU) 536/2014), as transposed into the national laws of the EU Member States, the manufacturing of investigational medicinal products and approved medicinal products is subject to a separate manufacturer’s license and must be conducted in strict compliance with GMP requirements, which mandate the methods, facilities, and controls used in manufacturing, processing, and packing of products to assure their safety and identity. Manufacturers must have at least one qualified person permanently and continuously at their disposal in the EU. The qualified person is ultimately responsible for certifying that each batch of finished product released onto the market has been manufactured in accordance with GMP and the specifications set out in the marketing authorization or investigational medicinal product dossier. GMP requirements are enforced through mandatory registration of facilities and inspections of those facilities. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

The provisions of Directive (EU) 2017/1572 and Commission Delegated Regulation (EU) 2017/1569, as transposed in the UK, have generally been preserved in the UK following the end of the Brexit Transition Period (subject to applicable amendments to ensure their effective operation in the post-Brexit context). The UK-EU Trade and Cooperation Agreement also contains provisions relating to the mutual recognition of GMP inspections and documentation.

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

Other Regulatory Requirements

A holder of a marketing authorization for a medicinal product in the EU or UK is legally obliged to fulfill a number of obligations by virtue of its status as an MAH. The MAH can delegate the performance of related tasks to third parties, such as distributors or marketing partners, provided that this delegation is appropriately documented and the MAH maintains legal responsibility and liability.

The obligations of an MAH include:

●	Manufacturing and batch release. MAHs should guarantee that all manufacturing operations comply with relevant laws and regulations, applicable good manufacturing practices, with the product specifications and manufacturing conditions set out in the marketing authorization and that each batch of product is subject to appropriate release formalities.
●	Pharmacovigilance. MAHs are obliged to establish and maintain a pharmacovigilance system, including a qualified person responsible for oversight, submit safety reports to the regulators and comply with the good pharmacovigilance practice guidelines adopted by the EMA and MHRA.
●	Advertising and promotion. MAHs remain responsible for all advertising and promotion of its products, including promotional activities by other companies or individuals on their behalf and in some cases must conduct internal or regulatory pre-approval of promotional materials. Regulation in this area also covers interactions with healthcare practitioners and/or patient groups, and in some jurisdictions obligations to disclose such interactions exist.

●	Medical affairs/scientific service. MAHs are required to disseminate scientific and medical information on its medicinal products to healthcare professionals, regulators and patients.
●	Legal representation and distributor issues. MAHs are responsible for regulatory actions or inactions of their distributors and agents.
●	Preparation, filing and maintenance of the application and subsequent marketing authorization. MAHs must maintain appropriate records, comply with the marketing authorization’s terms and conditions, fulfill reporting obligations to regulators, submit renewal applications and pay all appropriate fees to the authorities.

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

Reform of the Regulatory Framework in the European Union

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). In April 2024, the European Parliament adopted its position on the legislative proposals and, in June 2025, the Council of the European Union adopted its position. A common position on the text has been agreed upon on December 11, 2025, in the context of subsequent inter-institutional trilogue negotiations. The proposed revisions remain to be adopted, and are not expected to become applicable before 2028.

C. Organizational structure

At December 31, 2025, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

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

D. Property, Plants and Equipment

The Company leases office and laboratory facilities of 4,818 square meters at Zernikedreef in Leiden, the Netherlands, where our headquarters and our laboratories are located. The current lease agreement for these facilities terminates on June 30, 2031 and may be renewed for subsequent 5-year terms. The Company also leases a shared office space in the United States, at CIC Cambridge, located at 245 Main Street, Cambridge, MA 02142. We believe that our existing facilities are adequate to meet current needs and that suitable alternative spaces will be available in the future on commercially reasonable terms.

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

In September 2024, the Company filed a shelf registration statement on Form F-3, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units, and (b) as part of $ 300,000,000, the issuance and sale by the Company of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold under a sales agreement (the “sales agreement”) with Cantor Fitzgerald & Co. (“Cantor”) in one or more at-the-market (“ATM”) offerings. The Company will pay Cantor a commission equal to 3% of the gross proceeds of the sales price of all ordinary shares sold through Cantor as sales agent under the sale agreement. As of December 31, 2025, no shares have been issued pursuant to this ATM facility.

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

Concurrently with the Offering, the Company entered into a share purchase agreement with Lilly in a separately negotiated transaction (the “concurrent private placement”), pursuant to which the Company agreed to offer and sell, and Lilly agreed to purchase, 3,523,538 ordinary shares at a price per share equal to the public offering price, for total gross proceeds of approximately $ 12,300,000, subject to a purchase price cap of $ 15,000,000, the consummation of the Offering and the satisfaction of other customary closing conditions. The proceeds of $ 12,300,000 (€ 11,400,000) from the concurrent private placement were received on October 25, 2024. The ordinary shares purchased in the concurrent private placement are not subject to any underwriting discounts or commissions.

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

At December 31, 2025, we had cash and cash equivalents of € 92,413,000. In 2025, our revenues consist of non-refundable upfront fees and milestone payments in connection with collaboration and license agreements. To date, we have not generated any revenues from royalties or product sales. Based on our current plans, we do not expect to generate royalty or product revenues for the foreseeable future.

We have generated losses since our inception in February 2012. For the years ended December 31, 2025, 2024 and 2023, we incurred net losses of € 42,184,000, € 27,763,000, and € 27,735,000, respectively. At December 31, 2025, we had an accumulated deficit of € 467,506,000. We expect to continue incurring losses for the foreseeable future as we invest in our Axiomer platform and continue our preclinical studies of our product candidates.

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for financial years beginning on or after January 1, 2025 that had a material impact on our financial statements.

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning on January 1, 2026 and have not been applied in preparing these consolidated financial statements. None of these are expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions. The Company does not plan to adopt these standards early.

On January 1, 2027, IFRS 18 Presentation and Disclosure in Financial Statements will replace IAS 1 Presentation of Financial Statements and is required to be implemented retrospectively. The new standard revises the structure and presentation of the primary financial statements, introduces enhanced aggregation and disaggregation requirements, and requires additional disclosures for Management-Defined Performance Measures (“MPMs”). The Company is continuing to assess the impact of this new standard and based on our initial assessment we do not expect the adoption of IFRS 18 to have a material impact outside the above mentioned changes which may or may not be material. We do not plan to early adopt this standard.

Foreign Private Issuer Exemptions

As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, although we intend to report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. We may also present financial statements pursuant to IFRS instead of pursuant to U.S. GAAP. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies. Furthermore, our senior management, directors and principal shareholders are exempt from the short-swing profit liability provisions contained in Section 16 of the Exchange Act.

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

Research and Development Expenses

Research and development expenses consist principally of:

●	salaries for research and development staff and related expenses, including social security costs and share-based compensation expenses;

●	costs related to our preclinical and clinical activities and trials, including costs paid to CROs;
●	costs for production of (pre-)clinical compounds and drug substances by contract manufacturers, including supporting studies such as stability studies and other analysis of the compounds;
●	costs of related facilities, materials and equipment; and
●	depreciation of tangible fixed assets used to develop our product candidates.

Our research and development expenses in 2025, 2024 and 2023 primarily related to the following key programs:

●	Axiomer

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

In 2022 and 2021, the research and development costs relating to sepofarsen primarily consisted of salaries and costs paid to CROs for clinical studies, including statistical analyses, and manufacturing of process performance qualification drug substance batches as well as (pre-)commercial drug product batches. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in support of our research and development activities. In 2023, costs related to sepofarsen were limited and since 2024 no costs were incurred.

●	Ultevursen for the treatment of Usher syndrome

In 2022 and 2021, the research and development costs relating to ultevursen primarily consisted of salaries, costs paid to CROs for managing the clinical study, costs for statistical analyses and manufacturing of process performance qualification drug substance batches. Other significant costs are our internal laboratory costs, including the materials used in the labs and rent allocated to the lab space, as well as consultancy costs in support of our research and development activities. In 2023, costs related to ultevursen were limited and since 2024 no costs were incurred.

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

Share-Based Compensation

Share-based compensation reflects the costs of our equity-settled share option plan, which are measured at the fair value of the options and restricted stock units at the grant date, and which are recognized over the course of each of the separate vesting tranches of the applicable vesting period of the options and restricted stock units involved. The share-based compensation is recognized in the income statement, with a corresponding entry to the equity-settled employee benefits reserve, which is part of equity. See Note 12(d) to the financial statements included elsewhere in this Annual Report for additional information on share-based compensation.

Financial Income and Expense

To date, our cash and cash equivalents have been deposited primarily in savings, short-term deposit accounts, and money market funds which generate interest income. In 2025, 2024 and 2023 we held deposits in both euro and U.S. dollars.

Financial expenses primarily consist of interest expenses on convertible loans and government loans. Financial income and expense also includes foreign exchange gains or losses on our U.S. dollar denominated cash and cash equivalents and other foreign currency denominated monetary items.

Results related to derecognition of financial liabilities

Results related to derecognition of financial liabilities represent gains or losses arising from the extinguishment of convertible loans in 2023.

Results related to financial liabilities measured at fair value through profit or loss

Results related to financial liabilities measured at fair value through profit or loss (“FVTPL”) represent changes in the fair value of derivative financial instruments since their initial recognition. In 2025, 2024 and 2023, these derivative financial instruments consist of conversion options and warrants issued in connection with our convertible loans and partnership agreements. The warrants that were part of the original agreement with convertible loan issuers expired during 2025 and have been derecognized. The remaining warrants as part of the amended agreement with the convertible loan issuers have not yet expired at December 31, 2025 and therefore have not been derecognized. The warrants related to partnership agreements were issued in 2024 and remain outstanding at December 31, 2025.

Income Tax

Due to the operating losses incurred since inception, the Company has no income tax provisions as at December 31, 2025. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have not yet recognized any deferred tax asset related to operating losses.

Results of Operations

Comparison of the periods ended December 31, 2025 and 2024

The following table sets forth our results of operations for the periods indicated.

	Year ended December 31,
	2025	2024	Change

	(€ in thousands)
Revenue	15,906	18,905	(2,999)
Other income	441	640	(199)
Research and development costs	(44,733)	(36,356)	(8,377)
General and administrative costs	(15,060)	(13,661)	(1,399)
Operating result	(43,446)	(30,472)	(12,974)
Financial income	2,333	3,251	(918)
Financial expense	(1,287)	(1,084)	(203)
Results related to financial liabilities measured at FVTPL	235	345	(110)
Corporate income taxes	(19)	197	(216)
Net loss	(42,184)	(27,763)	(14,421)

Revenue

In 2025, we realized revenue from our license and research collaboration agreement with Lilly amounting to € 15,906,000 (2024: € 18,905,000). The decrease in Lilly revenue is due to fewer milestones being achieved in 2025 (€ 3,922,000) compared to 2024 (€ 5,096,000) and the finalization of certain targets in 2024, consistent with expected fluctuations as portfolio priorities shift over time.

Other income

In 2025 and 2024, other income consisted primarily of grant income from our RSRT partnership that helps support the advancement of AX-2402, our program for the treatment of Rett syndrome. This partnership consists of two agreements that were entered into in January and December 2024, respectively, and we are eligible to receive up to $ 9.2 million under these agreements. In 2025, we realized other income of € 441,000 (2024: € 640,000). The decrease in other income is due to delays in timelines. As at December 31, 2025 other income related to the initial RSRT agreement has been recognized in full and work has not commenced on the expanded RSRT agreement.

Research and development costs

Research and development costs amounted to € 44,733,000 for the year ended December 31, 2025 compared to € 36,356,000 for the year ended December 31, 2024. These costs were primarily related to the development of our Axiomer platform, including costs incurred under the Lilly collaboration, and investments in our own pipeline targets. Research and development expenses are expected to increase as we continue our joint research projects with Lilly and our investments in the Axiomer platform, while progressing our internal pipeline targets towards clinical development.

Our research and development expenses are highly dependent on the development phases of our product candidates.

The increase in research and development costs in the year ended December 31, 2025, compared to the year ended December 31, 2024, was due to higher outsourced research and development activities related to our joint research projects with Lilly, increased investments in our own pipeline targets and our investments in the Axiomer platform. In addition, in 2025 there was higher allocation of general and administrative costs to research and development costs due to a higher number of employees working in research and development, as compared to 2024.

General and administrative costs

General and administrative costs amount to € 15,060,000 for the year ended December 31, 2025 and € 13,661,000 for the year ended December 31, 2024. The increase in general and administrative costs in the year ended December 31, 2025 compared to the year ended December 31, 2024 is primarily attributable to increased employee benefits resulting from changes in senior management in 2025.

Financial income

We had financial income of € 2,333,000 for the year ended December 31, 2025, as compared to € 3,251,000 for the year ended December 31, 2024. The financial income mainly reflects interest income earned on cash and cash equivalents in 2025 and 2024.

Financial expenses

Financial expenses amounted to € 1,287,000 for the year ended December 31, 2025, as compared to € 1,084,000 for the year ended December 31, 2024. The increase in 2025 compared to 2024 is mainly due to a larger foreign exchange loss.

Results related to financial liabilities measured at fair value through profit or loss

Results related to financial liabilities measured at FVTPL amounted to a gain of € 235,000 for the year ended December 31, 2025, as compared to a gain of € 345,000 for the year ended December 31, 2024. These results relate to fair value changes in our derivative financial instruments, consisting of issued warrants. The gains in 2025 and 2024 were due to the decrease in the fair value of warrants, mainly due to the decrease in ProQR’s share price.

Comparison of the periods ended December 31, 2024 and 2023

Reference is made to our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 13, 2024, for a comparison of the periods ended December 31, 2024 and 2023.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through our initial public and follow-on offerings, our ATM facility and private placements of equity securities, convertible loans, licensing and research collaborations and to a lesser extent through funding from patient organizations and governmental bodies, such as RVO.

Cash and Funding Sources

The table below summarizes our main sources of financing for the years ended December 31, 2025, 2024 and 2023.

	Equity	Lilly Upfront and
	Capital	Milestone Payments	Total

	(€ in thousands)
Year ended December 31, 2023	—	56,412	56,412
Year ended December 31, 2024	71,635	5,096	76,731
Year ended December 31, 2025	—	3,922	3,922
Total	71,635	65,430	137,065

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

We issued shares in 2022 and 2024. Our share issuances are set out in more detail in Note 12 (a) to the financial statements as included elsewhere in this Annual Report.

As at December 31, 2025 our outstanding shares totaled 105,361,064. The following items may result in future dilution for our shareholders:

●	1,054,010 treasury shares held by the Company, which can be used for all general purposes including option exercises under the equity incentive plan, as amended in May 2024;
●	1,295,842 treasury shares held by the ESOP foundation, which can be used for option exercises under the equity incentive plan, as amended in May 2024;
●	15,804,160 shares authorized for issuance for future grants under the equity incentive plan, as amended in May 2024;
●	376,952 warrants held by former convertible debt holders;
●	2,144,772 warrants held by RSRT.

If all of the above items were converted into shares at December 31, 2025, the number of outstanding shares would be 126,036,800.

Convertible loans and government borrowing

We received convertibles loans and government borrowing in 2021. Our convertible loans and government borrowings are set out in more detail in Note 13 to the financial statements as included elsewhere in this Annual Report.

Lilly upfront and milestone payments

In 2025, our sources of funding included the receipt of milestone payments amounting to $ 4,500,000 (€ 3,922,000) under the collaboration agreement with Lilly (2024: $ 5,500,000 (€ 5,096,000)). In 2023, we received the upfront payments under the collaboration agreement with Lilly, which are reflected in changes in working capital. For more details refer to Note 16 to the financial statements included elsewhere in this Annual Report.

Cash Flows

The table below summarizes our statement of cash flows for the years ended December 31, 2025 and 2024.

	Year ended December 31,
	2025	2024	Change

	(€ in thousands)

Net cash (used in) / generated by operating activities	(52,791)	(36,393)	(16,398)
Net cash (used in) / generated by investing activities	(1,020)	(4,073)	3,053
Net cash (used in) / generated by financing activities	(1,836)	70,276	(72,112)
Net (decrease) / increase in cash and cash equivalents	(55,647)	29,810	(85,457)
Currency effect cash and cash equivalents	(1,348)	673	(2,021)
Cash and cash equivalents at the beginning of the period	149,408	118,925	30,483
Cash and cash equivalents at the end of the period	92,413	149,408	(56,995)

Net cash used in operating activities amounted to € 52,791,000 in the year ended December 31, 2025, whereas net cash used in operating activities amounted to € 36,393,000 in the year ended December 31, 2024. Total operating costs increased by € 9,776,000 in 2025 compared to 2024 and changes in working capital increased by € 4,897,000, both of which had a negative impact on net cash generated by operating activities.

Net cash used in investing activities in the year ended December 31, 2025 is mainly driven by purchases of laboratory equipment and other fixed assets of € 1,020,000 (2024: € 1,418,000). In addition, in 2024 ProQR paid the remaining portion of costs of € 2,655,000 related to the transaction with Théa.

Net cash used in financing activities amounted to € 1,836,000 in the year ended December 31, 2025 compared to net cash generated by financing activities amounted to € 70,276,000 in the year ended December 31, 2024. In 2025, net cash used in financing activities included repayments of the lease liability for the Company’s Leiden headquarters amounting to € 1,905,000. In 2024, net cash generated by financing activities consists of the net proceeds from the offering of € 60,235,000 and the share sale to Lilly of € 11,400,000. The cash inflows in 2024 were offset by repayments of the lease liability for the Company’s Leiden headquarters amounting to € 1,582,000.

Reference is made to our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 13, 2024, for a comparison of the periods ended December 31, 2024 and 2023.

For a description of our financial commitments, see below.

Funding Requirements

Our material cash requirements from known contractual and other obligations include contractual commitments to repay borrowings, lease liabilities, and trade and other payables. In 2026, such cash requirements include the following undiscounted amounts:

●	Borrowings amounting to € 5,162,000
●	Lease liabilities amounting to € 1,978,000
●	Trade and other payables amounting to € 8,238,000

Beyond 2026, our cash requirements include the following undiscounted amounts:

●	Lease liabilities amounting to € 10,682,000

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

Our ability to execute our operating plans and access additional capital may be affected by a variety of factors, including market conditions, regulatory developments, and stockholder actions. For more information as to the risks associated with our future funding needs, see Item 3.D: “Risk Factors”.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023

	(€ in thousands)
Purchases of property, plant and equipment	1,020	1,418	1,371

Purchases of property, plant and equipment primarily consist of investments in laboratory equipment. Such investments decreased in 2025 compared to 2024 as the investments of the Company were focused on outsourced research and development activities instead of its in-house oligonucleotide manufacturing capacity.

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

C. Research and Development

See Item 4.B: “Business Overview” and Item 5: “Operating and Financial Review and Prospects”.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on the Company’s net income, profitability, liquidity or capital resources, or that caused the reported financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see Item 5.A: “Operating results”.

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

Our board is currently composed of the following members:

Name	Date of Birth	Position	Member Since	Term Expires
James Shannon. M.D.	June 5, 1956	Non-executive director (Chairman)	June 21, 2016 and chairman since May 22, 2024	2029
Dinko Valerio, Ph.D.	August 3, 1956	Non-executive director	January 1, 2014	2026
Alison F. Lawton	September 26, 1961	Non-executive director	September 17, 2014	2026
Bart Filius	July 5, 1970	Non-executive director	May 21, 2019	2027
Begoña Carreño, Ph.D.	December 13, 1971	Non-executive director	May 18, 2023	2027
Theresa Heggie	November 17, 1960	Non-executive director	May 18, 2023	2027
Martin Maier, Ph.D.	October 31, 1965	Non-executive director	May 22, 2024	2028
Daniel de Boer	April 12, 1983	Chief Executive Officer and Executive director	February 21, 2012	2029
Gerard Platenburg	February 24, 1964	Chief Scientific Officer and Executive director	May 22, 2024	2028

All of our non-executive directors are independent under applicable Nasdaq standards. In addition, all of them are independent under the DCGC, with the exception of Ms. Theresa Heggie as she had been employed by the Company within five years prior to her appointment on our (former: supervisory) board. We do not intend to follow Nasdaq’s requirements regarding Nasdaq Listing Rule 5605(b)(2), which mandates that independent directors must meet at regularly scheduled executive sessions where only independent directors are present.

The following sets forth biographical information regarding our board members. There are no family relationships among the members of our board.

James Shannon, M.D. has served on our Board since June 2016 and has been Chair of our Scientific Advisory Board since 2020 and was elected Chair of our Board in May 2024. Dr. Shannon has had an extensive career in drug development and pharma. From 2012 until his retirement in 2015, he was Chief Medical Officer at GlaxoSmithKline. Prior to that he was Global Head of Pharma Development at Novartis and Senior Vice-President, Clinical Development at Sterling Winthrop Pharmaceuticals. He previously held board positions at several companies including Biotie, Circassia, Crucell, Endocyte and Cerimon Pharmaceuticals. More recently Dr. Shannon also served on the boards of Immodulon Therapeutics Limited, myTomorrows, and Horizon Therapeutics. Dr. Shannon currently serves as chairman of the boards at MannKind Corp., a public biopharmaceutical company, and Kyowa Kirin NA, a private biopharmaceutical company and subsidiary of Kyowa Kirin, and holds board positions at Xilio Therapeutics, a public clinical-stage biotechnology company, and Leyden Laboratories. He received his undergraduate and postgraduate degrees at Queen’s University of Belfast and is a member of the Royal College of Physicians.

Dinko Valerio, Ph.D. is one of our founders and joined our board in 2014. Dr. Valerio chaired our board since its inception until May 2024. As a scientist and an experienced biotech entrepreneur Dr. Valerio is founder and former Chief Executive Officer of Crucell N.V., and one of the founders of its spinout, Galapagos Genomics. He was the founder and former general partner of Aescap Venture, a life sciences venture capital firm and co-founder and current board member of Leyden Laboratories. In 1992 Dr. Valerio was appointed professor of gene therapy at the University of Leiden, where he also received his Ph.D. with honors. Dr. Valerio was a visiting scientific specialist at Genentech, and a postdoctoral fellow at the Salk Institute. Dr. Valerio will not stand for re-election in the 2026 annual meeting.

Alison F. Lawton has served on our Board since 2014. Ms. Lawton is an executive leader with more than 35 years of experience in biopharma. Most recently, she served as President and Chief Executive Officer of Kaleido Biosciences, Inc. from 2018 to 2020, and prior to that, as its President and Chief Operating Officer from 2017 to 2018. Ms. Lawton previously served as Chief Operating Officer at Aura Biosciences, from 2015 until 2017, and prior to that, as its consultant. Before that, Ms. Lawton served as Chief Operating Officer at OvaScience and as a biotech consultant for various companies, including as a part-time Chief Operating Officer consultant at X4 Pharmaceuticals from 2014 to 2016. Earlier in her career, Ms. Lawton worked at various positions of increasing responsibility at Genzyme, and subsequently at Sanofi-Aventis, including as head of Genzyme Biosurgery and Global Market Access. Ms. Lawton currently serves on the boards of directors of public pharmaceutical company Dianthus Therapeutics, and on the board of directors for privately owned biotech companies including BlueRock Therapeutics and is Board Chair of TRIMTECH Therapeutics. She previously served on the boards of directors of X4 Pharmaceuticals, Spyre Therapeutics, Verastem, CoLucid until its acquisition by Lilly and Cubist Pharmaceuticals. She is past President and Chair of the board of Regulatory Affairs Professional Society and is a member of the FDA’s Cellular, Tissue and Gene Therapies Advisory Committee. She earned her BSc in Pharmacology, with honors, from King’s College London. Ms. Lawton will not stand for re-election in the 2026 annual meeting.

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

Theresa Heggie was reappointed to our board in 2023. Previously, Ms. Heggie served as our Chief Operating Officer, after originally joining the Management Team in 2021 as our Chief Commercial Officer. Prior to joining us, she served as Chief Executive Officer of Freeline Therapeutics from 2020 to 2021. Previously, she held senior commercial and operating roles at Alnylam Pharmaceuticals as Senior Vice President, Head of CEMEA from 2017 to 2020. Before that, Ms. Heggie had roles at Bupa Group until 2016 and at Shire plc, where she built the EMEA rare disease business. Earlier in her career, Ms. Heggie held increasingly senior positions in the commercial organizations at Janssen Pharmaceuticals and Baxter Healthcare. She previously served as a member of the boards of directors at SOBI (Swedish Orphan Biovitrum AB) and Freeline Therapeutics, and currently serves on the board of BioCryst Pharmaceuticals, a public pharmaceutical company. Ms. Heggie previously served on our board from 2019 to 2021. She earned her BSc from Cornell University.

Martin Maier Ph.D. joined our board in 2024. From 2006 to 2025, Dr. Maier held various positions at Alnylam Pharmaceuticals, most recently as Senior Vice President, Oncology. Dr. Maier has contributed to the development of lipid nanoparticles and GalNAc conjugates, two clinically validated platforms for siRNA delivery, and the advancement of multiple therapeutic programs to development, which has resulted in the approval of six RNAi therapeutics to date. After receiving his Ph.D. in Organic Chemistry in 1997 at the University of Tübingen, Germany, Dr. Maier moved to the U.S. for his postdoctoral research at Ionis Pharmaceuticals, where he assumed a permanent position working on novel chemistries and delivery systems for antisense oligonucleotides. Dr. Maier currently serves as an independent advisor and member on various boards including the Scientific Advisory Board of the Gene and RNA Therapy Center Tübingen, Germany. During his 25 years of experience in the field of oligonucleotide therapeutics in both, ASO and RNAi platforms, Dr. Maier authored more than 90 peer-reviewed scientific publications, reviews and book chapters and is an inventor on more than 40 issued patents.

Daniel de Boer is our Founder and has served as our Chief Executive Officer since our incorporation in 2012 and is an executive director of our Board. Mr. de Boer is a serial entrepreneur and passionate advocate for rare disease patients. After one of his children was diagnosed with a rare disease, he started ProQR to develop RNA therapies for rare diseases. Before founding ProQR, Mr. de Boer was founder and Chief Executive Officer of several technology companies. In his capacity as ProQR’s CEO, Mr. de Boer also serves on the Board of Directors of the Biotechnology Innovation Organisation (“BIO”), a leading global association in the biotechnology industry. Mr. de Boer also serves on the Board of the Termeer Institute, a nonprofit organization focused on developing the next generation of leaders in biopharma. In 2018 Mr. de Boer was named "Emerging Entrepreneur of the Year" by EY. In 2019 he was selected for the Young Global Leader program at the World Economic Forum.

Gerard Platenburg is our co-founder and has served as our Chief Scientific Officer since 2022, following his tenure as our Chief Innovation Officer from 2014 to 2022, and joined our board as an executive director in May 2024. Mr. Platenburg has an extensive background in RNA modulation and orphan drug discovery and development and is currently in charge of our R&D. Mr. Platenburg has more than 25 years of senior managerial experience in growing biotech companies. Prior to joining our company, Mr. Platenburg worked at Isa Pharmaceuticals B.V. as its Chief Executive Officer. Mr. Platenburg co-founded Prosensa Holding N.V., growing it to become a well-known clinical stage RNA modulation company, and held various positions during his tenure including as its Chief Executive Officer and Chief Development Officer. Mr. Platenburg also worked at Pharming B.V. Mr. Platenburg is a passionate and driven pioneer of early-stage technologies. Mr. Platenburg has a master’s degree in Chemistry and Molecular Biology from Leiden University and pursued doctoral studies from Leiden University.

Senior Management

Our senior management consists of our executive directors and certain other members of management who are not members of the board of directors. The following table sets forth information with respect to each of the senior manager, their respective dates of birth and their positions as of the date of this Annual Report. The business address of our senior management is our registered office address at Zernikedreef 9, 2333 CK Leiden, the Netherlands. There are no family relationships among the members of our senior management.

Name	Date of Birth	Position
Sheila Sponselee	May 22, 1984	Chief People & Operations Officer
Dennis Hom	July 26, 1975	Chief Financial Officer
Cristina Lopez Lopez	April 19, 1976	Chief Medical Officer

Sheila Sponselee has served as our Chief People & Operations Officer since November 2023. In this role she leads Human Resources, Recruitment, Information Technology, Facilities, and the Project Management Office. Ms. Sponselee joined us in 2020 as VP of Human Resources and became VP, Head of People and Operations in 2022. Ms. Sponselee has more than 15 years of experience in human resources, recruitment, and operations across varied industries, including information technology and biopharma. Prior to joining us, Ms. Sponselee most recently led Human Resources at myTomorrows in the Netherlands from 2019 to 2020 and managed Human Resources at Korton Group B.V. from 2017 to 2019. She obtained her B.Sc. in Human Resource Management from the University of Applied Science and completed leadership programs at IMD Business School for Management and Leadership.

Dennis Hom has served as our Chief Financial Officer since May 2025 and oversees all finance and corporate development functions, including investor relations, and business development.  Prior to joining us, Mr. Hom was Chief Financial Officer at Sagimet Biosciences from October 2017 to September 2023 and brings to ProQR over 25 years of financial leadership across public and private biotech companies. At Sagimet, he led multiple financings, including its IPO, and executed a transformational licensing transaction. Earlier in his career, Mr. Hom held roles in business development and M&A at Amgen and Novartis, following investment banking experience at Hambrecht & Quist and its successor JP Morgan, where he advised biotech companies on capital strategy and M&A. He holds a bachelor's degree in biology from the Massachusetts Institute of Technology, where he conducted research in the lab of Nobel Laureate H. Robert Horvitz.

Cristina Lopez Lopez, M.D., Ph.D. has served as our Chief Medical Officer since May 2025 and leads all preclinical, translational, clinical, clinical quantitative science and regulatory activities. She brings to ProQR over 20 years of global leadership in translational R&D, spanning early discovery to late-stage clinical development. Dr. Lopez Lopez has deep expertise in translational science, including the integration of biomarker strategies, precision medicine, and patient-centric approaches in therapeutic development. From August 2023 to April 2025 Dr. Lopez Lopez served as Global Head of Neurodegeneration at Johnson & Johnson, where she led therapeutic development across a portfolio of high unmet need conditions. Prior to that, she held senior roles at Roche as Vice President, Global Head of Biomarkers & Translational Technologies from 2021 to 2023, and at Novartis as Vice President, Global Head of Neurodegeneration and Neuromuscular from 2020 to 2021. Dr. Lopez Lopez holds an MD from Universidad de Santiago de Compostela and a PhD in Neuroscience from Universidad Autónoma de Madrid (Cajal Institute).

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

We incurred remuneration expenses in respect of our directors and senior management in an aggregate amount of approximately € 7,322,000 for services provided during 2025, € 5,321,000 during 2024 and € 6,398,000 during 2023. For more information about compensation of the Board, see Note 26 (a) to the financial statements included elsewhere in this Annual Report.

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

Short-term incentive benefits include an annual bonus of € 315,000 for Mr. de Boer, an annual bonus of € 149,000 for Mr. Beukema, and an annual bonus of € 148,000 for Mr. Platenburg. In accordance with our Board Compensation Policy, the annual bonus was determined by the board (non-executive board members only) and related to pre-determined quantified financial targets, non-financial/personal targets and/or company goals that were set by the board (non-executive board members only) prior to the start of 2025. Each year the non-financial targets and goals of the company are derived from our strategic and organizational priorities and also include qualitative targets that are relevant for the responsibilities of Mr. de Boer, Mr. Beukema and Mr. Platenburg. Moreover, the size of the annual share-based payments of Mr. de Boer, Mr. Beukema and Mr. Platenburg is determined by the board (non-executive board members only) based on contribution to the strategy of the Company, the Company’s long-term development, individual performance and alignment of total compensation to the median of the compensation reference group selected in accordance with our Board Compensation Policy.

For further detail on compensation of members of our board and senior management, see Note 26 to the financial statements included elsewhere in this Annual Report.

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

Our board rules provide that non-executive members of our board will serve for a maximum duration of two terms of four years, following which they may be re-appointed twice for a period of two years each time. Our articles of association provide that the non-executive board members must retire periodically in accordance with a rotation schedule adopted by the board. A non-executive board member who retires in accordance with the rotation schedule can be reappointed immediately. The Board appoints a chairman from among its members. At the annual general meeting of shareholders held in June 2025, the board nominated Dr. Shannon and Mr. de Boer for reappointment prior to the expiration of their respective terms. In case of Dr. Shannon, this reappointment resulted in service beyond the 12-year total tenure guideline set forth in the board rules. The board determined that the reappointments were appropriate in light of the company’s need for continuity and an appropriately balanced board composition as the company progresses its clinical development activities. Shareholders approved the proposed reappointments, and Dr. Shannon and Mr. de Boer were each reappointed for a term of four years. In connection with Dr. Shannon’s reappointment, the board exercised its discretion to deviate from the board rules, as permitted under those rules.

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

Under our articles of association, the number of board members is determined by the board, and pursuant to our board rules, there must be at least 1 executive director appointed. The board elects a Chief Executive Officer from among the executive members of the board.

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

Service Agreements

We have entered into service agreements with our Chief Executive Officer, Daniel de Boer and with our Chief Scientific Officer, Gerard Platenburg. The service agreements with Mr. de Boer and Mr. Platenburg contain a termination notice period of two months. The service agreements may be terminated in the event of an urgent reason (‘dringende reden’) at any time, without advance notice. The service agreements with Mr. de Boer and Mr. Platenburg provide for a lump-sum payment following a change in control subject to certain conditions. For Mr. de Boer, that payment is equal to 24 months gross fixed salary in effect at the time of the change in control and 150% of the then current annual short term incentive based on the assumption of 100% achievement of objectives. In addition, Mr. de Boer’s stock options and RSUs -as applicable- will vest accelerated at once upon occurrence of a change of control and remain exercisable until expiration of the respective award for the remainder of the time period specified in the notice of grant of each option award. In case a change of control payment is made to Mr. de Boer, the contractual severance clause included in his management services agreement shall lapse and be of no further effect, meaning that he will not be eligible for a contractual severance arrangement in addition to the package related to the change of control. For Mr. Platenburg, subject to termination within 24 months following a change of control, that payment is equal to 24 months gross fixed salary in effect at the time of the change of control. The service agreement for Mr. de Boer also provides for a lump-sum payment equal to 24 months of monthly gross fixed salary in case of dismissal by the Company for reasons other than cause or culpable behavior and a pro-rated STI payment for the months in service in the year of termination, based on the assumption of 100% achievement of the corporate goals, and all his stock option and RSUs (as applicable) shall be subject to accelerated vesting and remain exercisable for the remainder of the time period specified in the notice of grant of each option award until expiration of the respective award. The service agreements also contain certain restrictive covenants, including post termination non-competition and non-solicitation covenants, which survive for a period of 12 months post-termination. Please see Note 26 in Notes to Financial Statements under “Item 18. Financial Statements” for more information regarding compensation of our board and senior management.

Committees of the Board

During 2025, our board had an audit committee; a compensation, nominating and corporate governance committee; and a research and development committee, each of which has an adopted charter which is published on the Company’s website. The board committees consisted solely of non-executive board members.

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

Compensation, Nominating and Corporate Governance Committee

Our compensation, nominating and corporate governance committee consists of Theresa Heggie (Chair), Dinko Valerio and James Shannon. Each member satisfies the independence requirements of the Nasdaq listing standards we follow, and each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC, in each case, with the exception of Ms. Theresa Heggie. Ms. Heggie was, prior to her appointment to our (former: supervisory) board in 2023, employed by ProQR as Chief Commercial Officer and Chief Operations Officer from October 2021 to October 2022. Having been employed by the Company within five years prior to her appointment on our (former: supervisory) board, Ms. Heggie does not qualify as independent under the DCGC. With respect to compensation matters, the compensation, nominating and corporate governance committee assists our board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our board members and our senior management. Executive Directors and senior management whose compensation is being discussed may not be present at compensation committee during such deliberation. With respect to nominating and corporate governance matters, the compensation, nominating and corporate governance committee assists our board in selecting individuals qualified to become our board members, in determining the composition of the board and its committees and our senior management and in developing and recommending a set of corporate governance guidelines applicable to the Company. Subject to and in accordance with the terms of the Board Compensation Policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation, nominating and corporate governance committee is responsible for, among other things:

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

Research and Development Committee

Our research and development committee consists of James Shannon (Chair), Dinko Valerio, Martin Maier and Alison F. Lawton. Each member satisfies the independence requirements of the Nasdaq listing standards. In addition, each member meets the criteria for independence set forth in best practice provision 2.1.8 of the DCGC. The research and development committee assists the board in overseeing our product pipeline and research and development strategy. The research & development committee is responsible for, among other things:

●	reviewing the company’s research and development strategy, including the long-term strategy goals and objectives;
●	reviewing and assessing quality of the research and development programs;

●	reviewing the progress of the product pipeline, including a review and analysis of the progress and results of preclinical studies and clinical trials;
●	reviewing and advising the board about strategic opportunities to enhance innovation and development;
●	reviewing and assessing scientific activities critical to the success of the company’s research and development strategy; and
●	organizing and chairing meetings with the Company’s scientific advisory board for supporting its review and assessment the company’s research and development strategy.

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

Our articles of association provide that we will indemnify our board members and in June 2025 we have entered into indemnification agreements with all board members and senior officers (each an “Indemnified Person”) against (i) any financial losses or damages incurred by such Indemnified Person and (ii) any expense reasonably paid or incurred by such Indemnified Person in connection with any threatened, pending or completed suit, claim, action or legal proceedings, whether civil, criminal, administrative or investigative and whether formal or informal, in which he or she becomes involved, to the extent this relates to his or her position with the Company, in each case to the fullest extent permitted by applicable law. No indemnification shall be given to an Indemnified Person (a) if a Dutch court has established, without possibility for appeal, that the acts or omissions of such Indemnified Person that led to the financial losses, damages, suit, claim, action or legal proceedings result from either an improper performance of his duties as an officer of the Company or an unlawful or illegal act and (b) to the extent that his or her financial losses, damages and expenses are covered by an insurance and the insurer has settled these financial losses, damages and expenses (or has indicated that it would do so). Our board may stipulate additional terms, conditions and restrictions in relation to such indemnification. In addition, in September 2025 we have renewed the coverage of our Directors and Officers (“D&O”) insurance to € 25.0 million.

In 2025, the Company entered into indemnification agreements with all Board members and members of senior management. Pursuant to these indemnification agreements, the Indemnified Person are indemnified against liabilities incurred by them and expenses related thereto. No indemnification shall be given to an Indemnified Person (a) if a Dutch court has established, without possibility for appeal, that the acts or omissions of such Indemnified Person that led to the financial losses, damages, suit, claim, action or legal proceedings result from either an improper performance of his duties as an officer of the Company or an unlawful or illegal act, (b) to the extent that his or her financial losses, damages and expenses are covered by an insurance and the insurer has settled these financial losses, damages and expenses (or has indicated that it would do so), (c) in connection with any Proceeding (or any part of any Proceeding) initiated by the Indemnitee, including any Proceeding (or any part of any Proceeding) initiated by the Indemnitee against the Company or its Directors, Officers or person indemnified by the Company, unless (i) the Board authorized the Proceeding (or any part of any Proceeding) prior to its initiation, (ii) such Proceeding or part of a Proceeding is brought by the Indemnitee to interpret or enforce this Agreement or any related indemnification obligations in a Company policy of insurance or the Company's governing documents (unless and to the extent a competent court or arbitral tribunal with jurisdiction over such action determines, in a final and binding decision, that the material assertions or defences asserted by the Indemnitee in such action were made in bad faith or were frivolous, however the indemnification shall in any event not extend to payments to be made by the Indemnitee under any order for costs given in such Proceeding) or (iii) the Company voluntarily elects to provide the indemnification, in its sole discretion, and without any obligation to do so, if and to the extent permitted by applicable law; and (d) to the extent that his Liabilities and Expenses are paid or incurred by virtue of any other capacity of the Indemnity than referred to in Clause 2.1, including being a shareholder or stock option holder of the Company.

D. Employees

As at December 31, 2025, we had a total of 186.6 employees (converted to FTE). Of these employees, 153.5 were engaged in research and development and 33.1 in general and administrative activities. For additional details we refer to Note 19 to the financial statements included elsewhere in this Annual Report. As far as we know, our employees are not represented by a labor union. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good. For more information as to the risks associated with our workforce reduction, see Item 3.D: “Risk Factors”.

E. Share Ownership

Refer to Item 7.A: “Major Shareholders” in this Annual Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at December 31, 2025 by:

●	each of the members of our board; and
●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares.

The percentage of shares beneficially owned is based on a total of 105,361,064 ordinary shares outstanding as at December 31, 2025. The numbers and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the applicable SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security, or to receive the economic benefit of ownership of the securities. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of December 31, 2025, and such securities are considered outstanding for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o ProQR Therapeutics N.V., Zernikedreef 9, 2333 CK, Leiden, the Netherlands.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	Percentage
Major Shareholders:
Eli Lilly & Co. [1]	16,895,100	16.0%
Van Herk [2]	15,384,250	14.6%
Adage Capital Management, L.P. [3]	6,601,938	6.3%
Privium / Stichting Aescap [4]	5,528,862	5.2%
Board Members
James Shannon [5]	275,207	0.3%
Dinko Valerio [6]	930,281	0.9%
Alison F. Lawton [7]	204,589	0.2%
Bart Filius [8]	118,773	0.1%
Begoña Carreño [9]	37,352	0.0%
Theresa Heggie [10]	391,151	0.4%
Martin Maier [11]	12,864	0.0%
Daniel de Boer [12]	4,101,932	3.9%
Gerard Platenburg [13]	1,728,015	1.6%
All board members as a group (10 persons) [14]	7,800,164	7.4%

1	Information is based in part on a report on Schedule 13G/A filed by Eli Lilly and Company (“Lilly”), an Indiana corporation, on December 23, 2022. 9,381,586 shares were issued to Lilly in December 2022, as part of the Company’s amended and restated research and collaboration agreement with Lilly, and 3,523,538 shares were issued to Lilly in October 2024, as part of the Company’s concurrent private placement with Lilly. The address of Lilly is Lilly Corporate Center, Indianapolis, Indiana 46285.

2	Information is based on a report on Schedule 13D/A filed on February 6, 2026 by (i) Van Herk Investments B.V (“VHI”), with respect to Ordinary Shares beneficially owned by it, (ii) Van Herk Investments THI B.V. (“VHIT”), with respect to Ordinary Shares beneficially owned by VHI, (iii) Van Herk Private Equity Investments B.V. (“VHPI”), with respect to Ordinary Shares beneficially owned by VHI and VHIT, (iv) Stichting Administratiekantoor Penulata (“Penulata”), with respect to Ordinary Shares beneficially owned by VHI, VHIT and VHPI, (v) Van Herk Management Services B.V. (“VHMS”), with respect to Ordinary Shares beneficially owned by VHI, VHIT and VHPI, (vi) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V. (“OGBBA”), with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI and VHMS, (vii) A. van Herk Holding B.V. (Holdings), with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI, VHMS and OGBBA, (viii) Stichting Administratiekantoor Abchrys (“Abchrys”), with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA and Holdings, and (ix) Adrianus van Herk (“Mr. van Herk”) with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA, Holdings, Penulata and Abchrys. Mr. van Herk is (i) an investor, (ii) the holder of all of the depositary receipts issued by Penulata and Abchrys, (iii) the sole board member of Penulata and Abchrys, and (iv) the sole managing director of VHMS, OGBBA and Holdings. Penulata holds substantially all of the issued and outstanding shares of VHPI. VHPI is the sole shareholder of VHIT. VHIT is the sole shareholder of VHI. Abchrys holds substantially all of the issued and outstanding shares of Holdings. Holdings is the sole shareholder of OGBBA. OGBBA is the sole shareholder of VHMS. VHMS is the sole managing director of VHI, VHIT and VHPI. The address of each of Mr. van Herk, VHI, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys is Lichtenauerlaan 30, 3062 ME Rotterdam, the Netherlands.

3	Information is based on a report on Schedule 13G/A filed on August 12, 2025, by (i) Adage Capital Management, L.P., ("ACM"), as the investment manager of Adage Capital Partners, L.P., ("ACP"), with respect to the ordinary shares, directly held by ACP, (ii) Robert Atchinson ("Mr. Atchinson"), as (1) managing member of Adage Capital Advisors, L.L.C., a limited liability company ("ACA"), managing member of Adage Capital Partners GP, L.L.C., a limited liability company ("ACPGP"), general partner of ACP and (2) managing member of Adage Capital Partners LLC, a Delaware limited liability company ("ACPLLC"), general partner of ACM, with respect to the Ordinary Shares directly held by ACP; and (iii) Phillip Gross ("Mr. Gross"), as (1) managing member of ACA, managing member of ACPGP and (2) managing member of ACPLLC, general partner of ACM, with respect to the Ordinary Shares directly held by ACP. The total number of shares beneficially owned consists of 6,601,938 ordinary shares directly held by

ACP. The address of the business office of each of the Reporting Persons is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

4	Information is based on a report on Schedule 13G filed on January 20, 2026, by Stichting Aescap Life Sciences (Aescap Life Sciences), Privium Fund Management B.V. (Privium), as the fund manager of Aescap, Stichting Aescap Genetics (Aescap Genetics), Inspirational Visions B.V. (Inspirational Visions) and Patrick Johan Hendrik Krol (Krol), the portfolio manager for Privium and Aescap Genetics and the managing director of Inspirational Visions. The total number of shares beneficially owned consists of 4,156,878 ordinary shares directly held by Aescap Life Sciences, 1,310,271 ordinary shares directly held by Aescap Genetics, 35,411 ordinary shares directly held by Inspirational Visions and 26,302 ordinary shares held by Patrick Johan Hendrik Krol. The address of each of Aescap Life Sciences, Aescap Genetics, Privium and Krol is Gustav Mahlerplein 3, 1082 MS Amsterdam, The Netherlands. The address of Inspirational Visions is A.J. Ernststraat 595-C, 1082 LN Amsterdam, The Netherlands.

5	Consists of 61,538 ordinary shares and options to acquire 213,669 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2025.

6	Consists of 725,692 ordinary shares and options to acquire 204,589 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2025. Also includes 304,963 shares held by the Valerio family foundation, Stichting Administratiekantoor Endavit, for which Mr. Valerio is the managing director. The address of Stichting Administratiekantoor Endavit is Keizersgracht 290A, 1016 EW, Amsterdam, the Netherlands.
7	Consists of options to acquire 204,589 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2025.
8	Consists of options to acquire 118,773 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2025.
9	Consists of options to acquire 37,352 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2025.
10	Consists of 43,623 ordinary shares and options to acquire 347,528 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2025.
11	Consists of options to acquire 12,864 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2025.
12	Consists of options to acquire 4,101,932 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2025.
13	Consists of 824,388 ordinary shares and options to acquire 903,627 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2025.
14	Consists of 1,655,241 ordinary shares and options to acquire 6,144,923 ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2025.

Holdings by U.S. Shareholders

As at December 31, 2025, 100.0% of our ordinary shares were held by record holders in the United States, which excludes shareholders whose shares were held in nominee or street name by brokers.

B. Related Party Transactions

Since January 1, 2025, there have been no material transactions that are unusual in their nature or conditions with any of our related parties, except for transactions as set out in Note 26 to the financial statements included elsewhere in this Annual Report.

C. Interests of Experts and Counsel

Not applicable.

Item 8: Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated financial statements

Consolidated financial statements are filed as part of this Annual Report, starting page F-1 and incorporated herein by reference.

Legal proceedings

From time to time we could be involved in legal proceedings that arise in the ordinary course of business. As at December 31, 2025, we believe no proceedings exists of which the outcome, if determined adversely, would have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and employees. No assurance can be given that future litigation will not have a material adverse effect on our financial position. Refer to Item 3.D: “Risk Factors.”

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

At December 31, 2025, our authorized share capital is € 13,600,000, divided into 170,000,000 ordinary shares and 170,000,000 preferred shares, each with a nominal value of € 0.04. Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our articles of association Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “PRQR.”

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

On June 3, 2025, our general meeting of shareholders adopted a resolution pursuant to which the board was delegated the authority for a period of 5 years from the date of the resolution of the general meeting of shareholders to, in accordance with applicable laws and Nasdaq listing rules: (a) issue ordinary shares up to 100% of the Company’s authorized share capital for general purposes and issuances under Company’s equity incentive or stock option plans with the proviso that the issuances under equity incentive or stock option plans are limited to 15% of the Company’s issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant.

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

On June 3, 2025, our general meeting of shareholders adopted a resolution pursuant to which the board was delegated the authority to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on Nasdaq (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period of eighteen (18) months with effect from the general meeting of shareholders. In this respect, the words “issued share capital” means the Company’s issued share capital from time to time. For the avoidance of doubt, the issued share capital includes treasury shares.

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

Our financial reporting will be subject to the supervision of the Dutch Authority for the Financial Market (“AFM”). The AFM will review the content of the financial reports and has the authority to approach us with requests for information if, on the basis of publicly available information, it has reasonable doubts as to the integrity of our financial reporting. For a more detailed description we refer to the description below under the heading “Dutch Financial Reporting Supervision Act.”

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

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in the holder’s net investment asset base (‘rendementsgrondslag’, ‘Box 3’). Box 3 is a taxation of the return on income from savings and (passive) investments. Taxation only occurs to the extent the fair market value of the assets reduced by the liabilities exceeds a threshold (‘heffingvrij vermogen’) of € 57,684 (or € 115,368 in case of a fiscal partnership).

In short, the fair market value of the Box 3 assets per 1 January of each calendar year is deemed to yield income at a rate which depends on the type of asset: savings (1,44%), investments/other assets (5,88%) or debts (2,62%). This deemed income is then taxed at a flat rate of 36% (2025/2026). However, on 6 June 2024 the Dutch Supreme Court ruled that the current system of taxation in relation to an individual’s savings and investments based on a ‘deemed return’ contravenes with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights if the deemed return applicable to the savings and investments exceeds the actual return in the respective calendar year. In these rulings, the Dutch Supreme Court has also provided guidance for calculating the actual return. If the individual demonstrates that the actual return – calculated in accordance with the guidelines of the Dutch Supreme Court – is lower than the deemed return, only the actual return should be taxed under the regime for savings and investments. The guidelines of the Dutch Supreme Court have been codified in the so-called counterevidence scheme in box 3 (“Wet tegenbewijsregeling box 3”). This statutory regime provides a formal legal basis for taxpayers to demonstrate that their actual return was lower than the deemed return for the relevant calendar year.

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

(d) PFIC considerations

If we are classified as a PFIC, in any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all its earnings on a current basis. We will inform our shareholders in our annual report on Form 20-F if we determine that we are a PFIC. Based on the average value of our gross assets and the composition of our income, we believe that we were not a PFIC during the 2025 taxable year. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance on whether we will be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate. We assess our PFIC status on an annual basis and intend to disclose our conclusions in our annual reports on Form 20-F.

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

If we are classified as a PFIC in any year during which a U.S. holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns our ordinary shares, regardless of whether we continue to meet the tests described above, unless the U.S. holder makes a purging election, which allows a shareholder to purge the continuing PFIC taint by either making a deemed sale election or, under certain conditions, a deemed dividend election. In addition, if we are classified as a PFIC, then a U.S. holder of our shares will be deemed to own, proportionately, shares we own of lower-tier corporations. If any such lower-tier corporation is a PFIC, then a U.S. holder will be treated as an (indirect) shareholder of that lower-tier PFIC.

If we are a PFIC, and you are a U.S. holder, then unless you make one of the elections described below, a special tax regime will apply to any “excess distribution” by us to you (generally, your portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares). In determining the average annual distribution, the portion of any excess distribution from a prior year that was allocated to the prior-year PFIC period is disregarded. That special tax regime will also apply to any gain realized on the sale or other disposition of the ordinary shares as though such gain were an excess distribution. Under this special tax regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year applicable to you (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of the common shares. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year, but only to the extent of either the lesser of such excess or the net amount of income previously included as a result of the mark-to-market election and not offset by prior mark‐to-market losses. If a U.S. holder makes the election, the U.S. holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principle purposes the meeting of the trading requirement as disregarded). The Nasdaq Capital Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded on that market, the mark-to-market election will be available to a U.S. holder. U.S. holders should consult their tax advisors to determine whether the mark-to-market election would be available and, if so, what the consequences of making that election would be in their particular circumstances.

Alternatively, you may avoid the general tax treatment for PFICs described above by electing to treat us as a Qualified Electing Fund or QEF, under Section 1295 of the Code, for each of the taxable years during your holding period that we are a PFIC. If a QEF election is not in effect for the first taxable year in your holding period in which we are a PFIC, a QEF election generally can only be made if you elect to make an applicable deemed sale or deemed dividend election on the first day of your taxable year in which the PFIC becomes a QEF pursuant to the QEF election. The deemed gain or deemed dividend recognized with respect to such an election would be subject to the general tax treatment of PFICs discussed above. We intend to determine our PFIC status at the end of each taxable year and to satisfy any applicable record keeping and reporting requirements that apply to a QEF, and will endeavor to provide to you, for each taxable year that we determine we are a PFIC, a PFIC Annual Information Statement containing information necessary for you to make a QEF election with respect to us. We may elect to provide such information on our website.

If you make a QEF election with respect to a PFIC, you will be taxed currently on your pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is a PFIC, even if no distributions are received. Any distributions we make out of our earnings and profits that were previously included in your income under the QEF election would not be taxable to you. Your tax basis in your common shares would be increased by an amount equal to any income included under the QEF election and decreased by any amount distributed on the common shares that is not included in your income. In addition, you will recognize capital gain or loss on the disposition of your common shares in an amount equal to the difference between the amount realized and your adjusted tax basis in the common shares, each as determined in U.S. dollars. Once made, a QEF election remains in effect unless invalidated or terminated by the IRS or revoked by the shareholder. A QEF election can be revoked by the shareholder only with the consent of the IRS. You will not be currently taxed on the ordinary income and net capital gain of a PFIC with respect to which a QEF election was made for any taxable year of the non-U.S. corporation that such corporation does not satisfy the PFIC Income Test or Asset Test. You are urged to consult your own tax advisors regarding the availability of, and procedure for making, any deemed sale, deemed dividend or QEF election.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge on the websites described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our senior management, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm.

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

At December 31, 2025 our net position of financial instruments denominated in U.S. Dollars was a net asset of € 4,067,000 (2024: net asset of € 5,898,000). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on receivables and trade payables, during the years presented had an immaterial effect on the financial statements.

Our interest rate risk exposure is limited due to the use of loans with fixed rates. At December 31, 2025, we had a loan with a fixed interest rate, totaling € 4,872,000 (2024: several loans totaling € 4,582,000).

Credit Risk

Credit risk represents the risk of financial loss caused by default of the counterparty. We have no large receivables balances with external parties, except with Lilly. Our principal financial assets are cash and cash equivalents including a money market fund which are, in line with our cash policy, placed at banks which meet our defined minimum credit ratings.

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

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

No matters to report.

Item 15: Controls and Procedures

A. Disclosure Controls and Procedures

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) has been evaluated as of the end of the period covered by the Annual Report (December 31, 2025). The term “disclosure controls and procedures” means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as at December 31, 2025.

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

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2025.

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

Opinion on Internal Control Over Financial Reporting

We have audited ProQR Therapeutics N.V. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes  (collectively, the consolidated financial statements), and our report dated March 12, 2026 expressed an unqualified opinion on those consolidated financial statements.

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
March 12, 2026

D. Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C: Principal Accountant Fees and Services

For the years ended December 31, 2025, 2024 and 2023, our independent public accounting firm is KPMG Accountants N.V., Amstelveen, the Netherlands, PCAOB Auditor ID 1012.

The information required is included in Note 27 to the financial statements included elsewhere in this Annual Report.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2025, no purchases of our registered equity securities were made by us or on our behalf or on the behalf of any affiliated purchaser.

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

The home country practices followed by our company in lieu of Nasdaq rules are described below:

●	We do not intend to follow Nasdaq’s quorum requirements applicable to meetings of shareholders. In accordance with Dutch law and generally accepted business practice, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders.
●	We do not intend to follow Nasdaq’s requirements regarding the provision of proxy statements for general meetings of shareholders. Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. We do intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders and shareholders will be entitled to give proxies and voting instructions to us and/or third parties.
●	We do not intend to follow Nasdaq’s requirements regarding the independence of all members of the compensation, nominating and corporate governance committee. Dutch law and the DCGC do not require that the compensation, nominating and corporate governance committee be composed entirely of independent directors and only requires a mere majority of committee members to be independent. In accordance with Dutch law and the DCGC, our compensation, nominating and corporate governance committee consists of a majority of members who qualify as independent under applicable Nasdaq standards and under the DCGC. Since November 1, 2025, all members of the compensation, nominating and corporate governance committee were independent under Nasdaq listing standards.

●	We do not intend to follow Nasdaq’s requirements regarding Nasdaq Listing Rule 5605(b)(2), which mandates that independent directors must meet at regularly scheduled executive sessions where only independent directors are present. In accordance with Dutch law and the DCGC, our directors may choose to meet in executive sessions at their discretion.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and Nasdaq’s listing standards.

Certain Nasdaq corporate governance requirements are not reflected in the DCGC or Dutch law. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules to the extent the DCGC or Dutch law does not provide similar protections. Furthermore, as a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our senior management, directors and principal shareholders will be exempt from the short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

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

1.1

Amended Articles of Association of the Registrant effective as of May 23, 2024 (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (File No. 001-36622) filed on March 13, 2025)

2.1

Registration Rights Agreement, dated as of December 29, 2021, by and between the Registrant and the parties named therein (incorporated by reference to Exhibit 10.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on December 30, 2021)

2.2

Form of Warrant Agreement issued to lenders identified therein (incorporated by reference to Exhibit 10.4 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on December 30, 2021)

4.1#

ProQR Therapeutics N.V. Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (File No. 001-36622) filed on March 13, 2025)

4.2

Form of Call Option Agreement by and between the Registrant and Stichting Continuity ProQR Therapeutics (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-198151) filed on September 16, 2014)

4.3

Addendum to Form of Call Option Agreement by and between the Registrant and Stichting Continuity ProQR Therapeutics dated as of November 6, 2018 (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (File No. 001-36622) filed on March 13, 2025)

4.4

Addendum to Form of Call Option Agreement by and between the Registrant and Stichting Continuity ProQR Therapeutics dated as of February 27, 2025 (incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (File No. 001-36622) filed on March 13, 2025)

4.5*	Form of Indemnification Agreement for the Directors and Officers of the Registrant

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
4.9†

License Agreement between Ionis Pharmaceuticals, Inc. and the Registrant dated as of October 26, 2018 (incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

4.10†

Stock Purchase Agreement between Ionis Pharmaceuticals, Inc. and the Registrant dated as of October 26, 2018 (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

4.11†

Investor Agreement between Ionis Pharmaceuticals, Inc. and the Registrant dated as of October 26, 2018 (incorporated by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-36622) filed on March 28, 2019)

4.12††

Asset Purchase Agreement by and between the Registrant and Wings Therapeutics, Inc., dated as of May 22, 2019 (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.13††

Subscription Agreement by and between the Registrant and Wings Therapeutics, Inc., dated as of May 22, 2019 (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.14††

Supply and Services Agreement, by and between the Registrant and Nitto Denko Avecia Inc., dated as of July 12, 2019 (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-36622) filed on March 31, 2020)

4.15

Description of the Registrant’s Securities (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (File No. 001-36622) filed on March 13, 2025)

4.16†

Research and Collaboration Agreement, dated as of September 3, 2021, by and among the Registrant, Eli Lilly and Company and ProQR Therapeutics VIII B.V. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on September 8, 2021)

4.17

Share Purchase Agreement, dated as of September 3, 2021, by and between the Registrant and Eli Lilly and Company (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on September 8, 2021)

4.18

Amended and Restated Research and Collaboration Agreement, dated as of December 21, 2022, by and among the Registrant, Eli Lilly and Company and ProQR Therapeutics VIII B.V. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on December 23, 2022)

4.19

Share Purchase Agreement, dated as of December 21, 2022, by and between the Registrant and Eli Lilly and Company (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on December 23, 2022)

4.20

Controlled Equity OfferingSM Sales Agreement, dated November 4, 2021, by and between the Registrant and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 1.2 to the Registrant’s Registration Statement on Form F-3 (File No. 333-260775) filed on November 4, 2021)

Exhibit No.	Description
4.21

Amended and Restated Asset Purchase Agreement, dated as of December 7, 2023, by and among ProQR Therapeutics N.V., ProQR Therapeutics I B.V., ProQR Therapeutics II B.V. and ProQR Therapeutics IV B.V. and Laboratoires Théa S.A.S. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-36622) filed on December 8, 2023)

4.22

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

Leiden, March 12, 2026

PROQR THERAPEUTICS N.V.

By:	/s/ Daniel de Boer
Name:	Daniel de Boer
Title:	Chief Executive Officer

By:	/s/ Dennis Hom
Name:	Dennis Hom
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

ProQR Therapeutics N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of ProQR Therapeutics N.V. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 12, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Amstelveen, The Netherlands

March 12, 2026

PROQR THERAPEUTICS N.V.

Consolidated Statement of Financial Position

		December 31,	December 31,
		2025	2024

		(€ in thousands)
Assets
Property, plant and equipment	7	12,630	14,113
Investments in financial assets	8	—	—
Non-current assets		12,630	14,113

Other taxes	9	913	690
Trade and other receivables	10	6,800	3,747
Cash and cash equivalents	11	92,413	149,408
Current assets		100,126	153,845
Total assets		112,756	167,958

Shareholders’ equity
Share capital		4,308	4,308
Share premium		483,881	483,812
Reserves		28,691	27,598
Accumulated deficit		(467,506)	(427,158)
Equity attributable to owners of the Company	12	49,374	88,560
Non-controlling interests		—	—
Total equity		49,374	88,560

Liabilities
Borrowings	13	—	—
Lease liabilities	24	9,547	11,067
Deferred income	14	21,394	29,429
Non-current liabilities		30,941	40,496

Borrowings	13	4,872	4,582
Lease liabilities	24	1,545	1,567
Derivative financial instruments	21	234	468
Trade payables		298	16
Social securities and other taxes		—	1,478
Deferred income	14	17,552	21,942
Other current liabilities	15	7,940	8,849
Current liabilities		32,441	38,902
Total liabilities		63,382	79,398
Total equity and liabilities		112,756	167,958

The accompanying notes are an integral part of these consolidated financial statements.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Profit or Loss and Comprehensive Income

		Year Ended December 31,
		2025	2024	2023

		(€ in thousands)

Revenue	16	15,906	18,905	6,514

Other income	17	441	640	3,011

Research and development costs		(44,733)	(36,356)	(25,148)
General and administrative costs		(15,060)	(13,661)	(16,236)
Total operating costs	18	(59,793)	(50,017)	(41,384)
Operating result		(43,446)	(30,472)	(31,859)
Financial income	20	2,333	3,251	2,593
Financial expense	20	(1,287)	(1,084)	(1,458)
Gain on disposal of subsidiary	13	—	—	92
Results related to derecognition of financial liabilities	13	—	—	1,866
Results related to financial liabilities measured at FVTPL	21	235	345	953
Result before corporate income taxes		(42,165)	(27,960)	(27,813)
Corporate income taxes	22	(19)	197	78
Result for the year		(42,184)	(27,763)	(27,735)

Other comprehensive income
Items that will never be reclassified to profit or loss
Fair value loss on investment in financial asset designated as at FVTOCI		—	—	(621)
Items that are or may be reclassified to profit or loss
Foreign operations – foreign currency translation differences		(1,085)	533	(395)
Total comprehensive loss		(43,269)	(27,230)	(28,751)

Result attributable to
Owners of the Company		(42,184)	(27,763)	(28,119)
Non-controlling interests		—	—	384
		(42,184)	(27,763)	(27,735)

Total comprehensive loss attributable to
Owners of the Company		(43,269)	(27,230)	(29,135)
Non-controlling interests		—	—	384
		(43,269)	(27,230)	(28,751)
Share information	23
Weighted average number of shares outstanding		105,334,357	86,086,486	81,011,438
Earnings per share for result attributable to the equity holders of the Company (expressed in Euro per share)
Basic and diluted loss per share		€(0.40)	€(0.32)	€(0.35)

The accompanying notes are an integral part of these consolidated financial statements.

PROQR THERAPEUTICS N.V.
Consolidated Statement of Changes in Equity

	Attributable to Equity Holders of the Company
			Equity Settled
			Employee
	Share	Share	Benefit	Translation	Accumulated		Non-controlling	Total
	Capital	Premium	Reserve	Reserve	Deficit	Total	Interests	Equity
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)

Balance at January 1, 2023	3,370	412,540	29,052	1,212	(379,109)	67,065	(384)	66,681

Result for the year	—	—	—	—	(28,119)	(28,119)	384	(27,735)
Other comprehensive income	—	—	—	(395)	(621)	(1,016)	—	(1,016)
Recognition of share-based payments	—	—	3,106	—	—	3,106	—	3,106
Shares options lapsed	—	—	(6,280)	—	6,280	—	—	—
Shares options exercised	—	354	(719)	—	719	354	—	354
Balance at December 31, 2023	3,370	412,894	25,159	817	(400,850)	41,390	—	41,390

Result for the year	—	—	—	—	(27,763)	(27,763)	—	(27,763)
Other comprehensive loss	—	—	—	533	—	533	—	533
Recognition of share-based payments	—	—	2,544	—	—	2,544	—	2,544
Issue of ordinary shares	938	70,695	—	—	—	71,633	—	71,633
Shares options lapsed	—	—	(1,040)	—	1,040	—	—	—
Shares options exercised	—	223	(415)	—	415	223	—	223
Balance at December 31, 2024	4,308	483,812	26,248	1,350	(427,158)	88,560	—	88,560

Result for the year	—	—	—	—	(42,184)	(42,184)	—	(42,184)
Other comprehensive income	—	—	—	(1,085)	—	(1,085)	—	(1,085)
Recognition of share-based payments	—	—	4,014	—	—	4,014	—	4,014
Shares options lapsed	—	—	(1,570)	—	1,570	—	—	—
Shares options exercised	—	69	(266)	—	266	69	—	69
Balance at December 31, 2025	4,308	483,881	28,426	265	(467,506)	49,374	—	49,374

The accompanying notes are an integral part of these consolidated financial statements. Specific reference is made to Note 12.

PROQR THERAPEUTICS N.V.

Consolidated Statement of Cash Flows

		Year Ended December 31,
		2025	2024	2023

		(€ in thousands)
Cash flow from operating activities
Result for the year		(42,184)	(27,763)	(27,735)
Adjustments for:
Other income	17	(441)	(640)	(3,011)
Depreciation	7	2,703	2,761	2,513
Results on derecognition of subsidiary		—	—	(131)
Share-based compensation	12	4,014	2,544	3,106
Financial income and expense	20	(1,046)	(2,167)	(1,135)
Results related to derecognition of financial liabilities	13	—	—	(1,866)
Results related to financial liabilities measured at FVTPL	21	(235)	(345)	(953)
Income tax expenses / (gains)	22	19	(197)	(78)

Changes in deferred income	16	(11,984)	(12,728)	(6,470)
Other changes in working capital		(5,433)	(536)	55,426
Cash (used in) / generated by operations		(54,587)	(39,071)	19,666

Corporate income tax (paid) / received		(19)	197	78
Interest received		2,333	3,251	2,593
Interest paid		(518)	(770)	(789)
Net cash (used in) / generated by operating activities		(52,791)	(36,393)	21,548
Cash flow from investing activities
Purchases of property, plant and equipment		(1,020)	(1,418)	(1,371)
Proceeds from sale of property, plant and equipment		—	—	60
Proceeds from sale of intellectual property		—	—	7,940
Transaction costs on sale of intellectual property		—	(2,655)	(2,351)
Increase in short-term deposits		—	(17,000)	—
Decrease in short-term deposits		—	17,000	—
Net cash (used in) / generated by investing activities		(1,020)	(4,073)	4,278
Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	12	—	71,635	—
Proceeds from exercise of share options		69	223	354
Repayment of (convertible) loans	13	—	—	(1,008)
Repayment of lease liability	24	(1,905)	(1,582)	(1,621)
Net cash (used in) / generated by financing activities		(1,836)	70,276	(2,275)
Net (decrease) / increase in cash and cash equivalents		(55,647)	29,810	23,551
Currency effect cash and cash equivalents		(1,348)	673	599
Cash and cash equivalents at the beginning of the year	11	149,408	118,925	94,775
Cash and cash equivalents at the end of the year	11	92,413	149,408	118,925

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

At December 31, 2025, ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

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

2. Basis of Preparation

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were authorized for issue by the Company’s Board of Directors (“Board or “board”) and its Senior Management on March 12, 2026.

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

(d) Going concern

The Board of ProQR has, upon preparing and finalizing the 2025 financial statements, assessed the Company’s ability to fund its operations for a period of at least one year after the date of signing these financial statements. Management has not identified any going concern risks.

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

Information about assumptions and estimation uncertainties that may have a significant risk of resulting in a material adjustment is included below:

(i) Revenue recognition for the Eli Lilly and Company research and collaboration agreement

a.	Identification of the performance obligation

Note 16 describes the Company’s original research and collaboration agreement with Eli Lilly and Company (“Lilly”), and the amended and restated research and collaboration agreement (collectively, the “Collaboration agreement”). Under the Collaboration agreement, ProQR provides Lilly with a license (with a right to sub-license) to exploit compounds resulting from the collaboration and ProQR provides other promises such as the performance of R&D services. A significant amount of judgement is required to determine whether the license is distinct from the other promises in the contract. The license was concluded not to be distinct from the other promises in the contract based on the following considerations:

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

Development milestone payments are variable considerations under the agreement. There are development milestones to be reached during the ProQR research program and development milestones to be reached after the ProQR research program (during the R&D activities performed by Lilly).

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

As further described in Note 16, during 2025, the Company achieved development milestones during the ProQR research program under the agreement, which were added to the transaction price and recognized partially as revenue during 2025 based on the status of completion (satisfied part) of the single combined performance obligation.

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

(ii) Research and development expenditures

Research expenditures are reflected in the income statement. Development expenses are currently also reflected in the income statement because the criteria for capitalization are not met. Research and development costs are recognized as an expense when incurred and are typically made up of clinical and preclinical activities including costs for contract research organizations (“CROs”) and clinical investigative sites.

Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as information provided by vendors on their actual costs incurred. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although the Company does not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

(f) Changes in accounting policies

The following standard, amendment to standard and interpretation became effective for annual reporting periods beginning on or after January 1, 2025:

●	IAS 21 The Effects of Changes in Foreign Exchange Rates: Introduces requirements when a currency is not exchangeable into another currency.

The new standard, amendment to standard and interpretation did not have a material impact on the Company’s financial statements. No changes in accounting policies occurred in 2025.

On January 1, 2027, IFRS 18 Presentation and Disclosure in Financial Statements will replace IAS 1 Presentation of Financial Statements and is required to be implemented retrospectively. The new standard revises the structure and presentation of the primary financial statements, introduces enhanced aggregation and disaggregation requirements, and requires additional disclosures for Management-Defined Performance Measures (“MPMs”). The Company is continuing to assess the impact of this new standard and based on our initial assessment we do not expect the adoption of IFRS 18 to have a material impact outside the above mentioned changes which may or may not be material. We do not plan to early adopt this standard.

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

4. New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2026 and have not been applied in preparing these consolidated financial statements. There are no standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions. The Company does not plan to adopt these standards early.

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

At December 31, 2025 the Company’s net position of financial instruments denominated in U.S. dollars was a net asset of € 4,067,000 (2024: net asset of € 5,898,000). Foreign currency denominated receivables and trade payables are short term in nature (generally 30 to 45 days). As a result, the foreign exchange results recognized in 2025 and 2024 are mainly caused by the cash balance denominated in U.S. dollars.

A reasonably possible weakening of the U.S. dollar by 10% against the functional currency of the Company at December 31, 2025 would have increased the Company’s net loss by € 407,000 (2024: increased by € 590,000). A 10% strengthening of the U.S. dollar against the functional currency of the Company would have an equal but opposite effect on the Company’s net loss. The analysis assumes that all other variables, in particular interest rates, remain constant.

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

Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from current accounts, deposits, and money market funds. The sensitivity analysis below has been determined based on the exposure to interest rates on these short-term maturity primary financial instruments.

A 10% increase or decrease on actual interest rate is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

As of December 31, 2025, if interest rates had been 10% higher, then pre-tax earnings for the year would have been        € 231,000 higher, while if interest rates had been 10% lower, then pre-tax earnings for the year would have been € 231,000 lower.

The Company’s exposure to interest rate risks on loans and leases is limited due to the use of fixed interest rates. The Company has a loan with a fixed interest rate, totaling € 4,872,000, including accrued interest, at December 31, 2025 (2024: € 4,582,000). Details on the interest rates and maturities of these loans are provided in Note 13.

(b) Credit risk

Credit risk represents the risk of financial loss caused by default of the counterparty. The Company has no large receivables balances with external parties outside of cash and cash equivalents. The Company’s cash management policy is focused on preserving capital, providing liquidity for operations and optimizing yield while accepting limited risk (Short-term credit ratings must be rated A-1/P-1/F1 at a minimum by at least one of the Nationally Recognized Statistical Rating Organizations (“NRSROs”) specifically Moody’s, Standard & Poor’s or Fitch. Long-term credit rating must be rated A2 or A at a minimum by at least one NRSRO). As of December 31, 2025, the Company is in compliance with its cash management policy.

At December 31, 2025 and December 31, 2024, all of the Company’s cash and cash equivalents were held at five large institutions, Rabobank, ABN Amro, BNP Paribas, Wells Fargo and JP Morgan. All institutions are highly rated (Moody’s long-term debt ratings of Aa2, Aa3, A1, A1 and A1 for Rabobank, ABN Amro, BNP Paribas, Wells Fargo and JP Morgan respectively) with sufficient capital adequacy and liquidity metrics.

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

The table below analyzes ProQR’s undiscounted liabilities into relevant maturity groupings based on the remaining period at year-end until the contractual maturity date:

	Within	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years

	(€ in thousands)
At December 31, 2025
Borrowings	5,162	—	—	—
Lease liabilities	1,978	2,374	7,121	1,187
Trade payables and other payables	8,238	—	—	—
Total	15,378	2,374	7,121	1,187

At December 31, 2024
Borrowings	4,872	—	—	—
Lease liabilities	2,114	2,306	6,917	3,459
Trade payables and other payables	10,343	—	—	—
Total	17,329	2,306	6,917	3,459

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

Investment in Kamal Therapeutics, Inc (previously known as Phoenicis Therapeutics, Inc)

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

The investments in Kamal Therapeutics, Inc (“Kamal”) and Yarrow Biotechnology, Inc (“Yarrow”) are measured using valuation methods based on so-called Level 3 inputs. Level 3 inputs are unobservable inputs. Changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would not significantly change the fair value determined for Kamal and Yarrow.

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

7. Property, Plant and Equipment

	Buildings and
	leasehold	Laboratory
	improvements	equipment	Other	Total
	(€ in thousands)	(€ in thousands)	(€ in thousands)	(€ in thousands)
Balance at January 1, 2024
Cost	24,775	5,908	1,409	32,092
Accumulated depreciation	(10,020)	(3,827)	(1,348)	(15,195)
Carrying amount	14,755	2,081	61	16,897

Additions	244	916	43	1,203
Depreciation	(2,027)	(710)	(24)	(2,761)
Effect of lease modification (Note 24)	(1,226)	—	—	(1,226)
Transfer	—	—	—	—
Disposals - cost	—	—	—	—
Accumulated depreciation on disposals	—	—	—	—
Movement for the period	(3,009)	206	19	(2,784)

Balance at December 31, 2024
Cost	23,793	6,824	1,452	32,069
Accumulated depreciation	(12,047)	(4,537)	(1,372)	(17,956)
Carrying amount	11,746	2,287	80	14,113

Additions	35	709	113	857
Depreciation	(1,925)	(746)	(32)	(2,703)
Effect of lease modification (Note 24)	363	—	—	363
Transfer	—	—	—	—
Disposals - cost	—	—	—	—
Accumulated depreciation on disposals	—	—	—	—
Movement for the period	(1,527)	(37)	81	(1,483)

Balance at December 31, 2025
Cost	24,191	7,533	1,565	33,289
Accumulated depreciation	(13,972)	(5,283)	(1,404)	(20,659)
Carrying amount	10,219	2,250	161	12,630

The depreciation charge for 2025 is included in research and development costs for an amount of € 2,342,000 (2024:  € 2,331,000) and in general and administrative costs for an amount of € 361,000 (2024: € 430,000).

Buildings and leasehold improvements include a right-of-use asset relating to the lease of the Company’s Leiden office and laboratory space, with a carrying amount of € 9,994,000 at December 31, 2025 (2024: € 11,433,000).

8. Investments in Financial Assets

Yarrow Biotechnology, Inc.

In May 2021, the Company obtained an 8% share in the common stock of Yarrow. ProQR’s share in Yarrow subsequently changed to 3.6%. Although ProQR only owns 3.6% of Yarrow’s shares, the Company had significant influence over Yarrow by virtue of its right to appoint one of Yarrow’s three board members, as well as its participation in Yarrow’s policy-making process, amongst other factors. As such, the Company’s interest in Yarrow was initially recognized as an investment in associate.

Gerard Platenburg, Chief Scientific Officer at ProQR, ended his term on Yarrow’s board of directors in October 2023. From then on, ProQR no longer had significant influence over Yarrow. Yarrow was therefore derecognized as an associate and was accounted for as a financial asset and measured at fair value.

ProQR holds a 3.6% interest in Yarrow. The Company elected to recognize subsequent changes in the fair value of its investment in Yarrow in Other Comprehensive Income. In October 2023, ProQR initially recognized its investment in the Yarrow financial asset at € nil. As at December 31, 2025, the fair value of the Yarrow financial asset amounted to € nil (2024: € nil).

Kamal Therapeutics, Inc.

In May 2019, the Company acquired a non-controlling interest in Wings Therapeutics, Inc. (“Wings”) as part of the strategic spin out of its Dystrophic Epidermolysis Bullosa (“DEB”) activities. In January 2021, Wings merged into Phoenicis Therapeutics, Inc. (“Phoenicis”) by means of a non-cash transaction. Consequently, Wings ceased to exist, and the related investment was derecognized. In 2021, a gain on disposal of associate was recognized amounting to € 514,000, which consisted of the € 621,000 fair value of Phoenicis equity instruments received by the Company, partly off-set by the derecognition of the carrying value of the Company’s investment in Wings of € 107,000.

In October 2025, Phoenicis changed its name to Kamal and completed a series seed financing round. We did not participate in this financing round and as a result our ownership percentage in Kamal was diluted.

ProQR holds a 0.2% interest in Kamal (2024: 3.9%). ProQR does not have significant influence in Kamal. The Company elected to recognize subsequent changes in the fair value of its investment in Kamal in Other Comprehensive Income. In September 2023, the investment was remeasured to nil, and ProQR recognized a fair value loss of € 621,000 in other comprehensive income. As at December 31, 2025 the fair value of the Kamal financial asset amounted to € nil (2024: € nil).

9. Other Taxes

	December 31,	December 31,
	2025	2024

	(€ in thousands)
Value added tax	528	690
Wage tax	385	—
Total	913	690

All receivables are considered short-term and due within one year.

10. Trade and Other Receivables

	December 31,	December 31,
	2025	2024

	(€ in thousands)
Collaboration receivables	3,358	—
Prepayments	2,627	2,410
Accrued income from Rett Syndrome Research Trust	502	502
Other receivables	313	835
Total	6,800	3,747

All receivables are considered short-term and due within one year. At December 31, 2025 collaboration receivables consisted of amounts receivable from Lilly. At December 31, 2025 and 2024, prepayments consisted principally of payments made by the Company for services not yet provided by vendors. At December 31, 2025 and 2024, other receivables consisted principally of accrued grant income and deposits. As at December 31, 2025 and 2024, the accrued grant income relating to Rett Syndrome Research Trust (“RSRT”) includes the initial fair value of the warrants issued to RSRT that was accounted for as a reduction of the transaction price. The agreement with RSRT is described in Note 25.

11. Cash and Cash Equivalents

	December 31,	December 31,
	2025	2024

	(€ in thousands)
Cash at banks	37,755	74,199
Deposits	37,639	75,209
Money market funds	17,019	—
Total	92,413	149,408

The cash at banks is at full disposal of the Company. Deposits are fixed for at most 3 month periods at a time. Money market funds are invested in short-term government-backed instruments with maturities up to three months at inception and are readily convertible to cash.

12. Shareholders’ Equity

(a) Issued share capital

	Number of shares 2025	Number of shares 2024	Number of shares 2023
	Ordinary	Ordinary	Ordinary
Balance at January 1	107,710,916	84,248,384	84,246,967
Issued for cash	—	23,463,610	—
Issued for services	—	—	—
Exercise of share options / vesting of RSUs	148,537	394,481	537,513
Treasury shares issued (transferred)	(148,537)	(395,559)	(536,096)
Balance at December 31	107,710,916	107,710,916	84,248,384

The authorized share capital of the Company amounting to € 13,600,000 consists of 170,000,000 ordinary shares and 170,000,000 preference shares with a par value of € 0.04 per share. At December 31, 2025, 107,710,916 ordinary shares were issued which is comprised of 105,361,064 ordinary shares fully paid and outstanding as well as 2,349,852 ordinary shares held by the Company as treasury shares (2024: 2,498,389). These treasury shares are issued and not outstanding. In the prior year, exercise of share options or vesting of RSUs were incorrectly presented as (395,559) and treasury shares issued were incorrectly presented as 394,481.

In December 2022, the Company issued 9,381,586 shares to Lilly pursuant to the amended and restated licensing and research collaboration between the Company and Lilly (Note 16), resulting in gross proceeds of € 14,122,000, with no significant transaction costs.

In September 2024, the Company filed a shelf registration statement on Form F-3, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units; and (b) as part of the $ 300,000,000, the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold under a sales agreement (the “sales agreement”) with Cantor Fitzgerald & Co. (“Cantor”) in one or more at-the-market (“ATM”) offerings. The Company will pay Cantor a commission equal to 3% of the gross proceeds of the sales price of all ordinary shares sold through it as sales agent under the sale agreement. As of December 31, 2025, no shares have been issued pursuant to this ATM facility.

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

Concurrently with the Offering, the Company entered into a share purchase agreement with Lilly in a separately negotiated transaction (the “concurrent private placement”), pursuant to which the Company agreed to offer and sell, and Lilly agreed to purchase, 3,523,538 ordinary shares at a price per share equal to the public offering price, for total gross proceeds of approximately $ 12,300,000, subject to a purchase price cap of $ 15,000,000, the consummation of the Offering and the satisfaction of other customary closing conditions. The proceeds of $ 12,300,000 (€ 11,400,000) from the concurrent private placement were received on October 25, 2024. The ordinary shares purchased in the concurrent private placement are not subject to any underwriting discounts or commissions.

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

(d) Share options and restricted stock units

The Company operates an equity-settled share-based compensation plan which was introduced in 2013. Options and RSUs may be granted to employees, members of the Board and consultants. The compensation expenses included in operating costs for this plan were € 4,014,000 in 2025 (2024: € 2,544,000), of which € 2,848,000 (2024: € 1,984,000) was recorded in general and administrative costs and € 1,166,000 (2024: € 560,000) was recorded in research and development costs based on employee allocation.

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

The fair value of the options is estimated at the date of grant using the Black-Scholes option-pricing model, with on average the following assumptions:

	Options granted		Options granted		Options granted
	in 2025		in 2024		in 2023
Risk-free interest rate	4.099%		3.903%		3.960%
Expected dividend yield	—%		—%		—%
Expected volatility	101.5%		96.5%		105.6%
Expected life in years	5	years	5	years	5	years

Risk-Free Interest Rate

The risk-free interest rate is based upon the U.S. Treasury yield curve in effect at the time of grant, with a term that approximates the expected life of the option.

Expected Dividend Yield

The Company currently does not pay dividends and has no plans to do so.

Expected Volatility

The historical volatility assumption was based on the stock price over the expected term preceding the grant date.

Expected Term

The expected term of the options reflects the anticipated timing of exercises and forfeitures, which is estimated using a simplified method based on the current vesting schedule of awards. The expected life of options represents the average of the 4-year vesting period and 10-year contractual term.

Options

The resulting weighted average grant date fair value of the options amounted to € 1.58 in 2025 (2024: € 1.51). The stock options granted have a 10-year life following the grant date and are assumed to be exercised seven years from date of grant for all awards.

Movements in the number of options outstanding and their related weighted average exercise prices are as follows:

	2025		2024		2023
	Number of	Average	Number of	Average	Number of	Average
	options	exercise price	options	exercise price	options	exercise price
Balance at January 1	11,671,792	€3.38	11,186,240	€3.10	11,279,210	€3.66
Granted	4,852,997	€1.77	1,377,780	€1.94	1,793,449	€2.76
Forfeited	(91,770)	€1.62	(179,259)	€1.61	(276,272)	€4.62
Exercised	(99,317)	€0.63	(300,036)	€0.79	(337,746)	€1.07
Expired	(267,397)	€8.20	(412,933)	€4.05	(1,272,401)	€7.80
Balance at December 31	16,066,305	€2.56	11,671,792	€3.38	11,186,240	€3.10
Exercisable at December 31	9,631,699	€3.09	8,152,467	€3.98	6,679,018	€4.05

The options granted during the year include 1,414,000 options subject to achievement of specified non-market performance conditions. As at December, 31, 2025 these non-market performance conditions were met and the related share based compensation expense was recognized in the income statement.

The options outstanding at December 31, 2025 had an exercise price in the range of € 0.56 to € 18.62 (2024: € 0.64 to € 21.06) and a weighted-average contractual life of 6.5 years (2024: 6.3 years). The weighted-average share price at the date of exercise for share options exercised in 2025 was € 1.87 (2024: € 2.09).

Restricted Stock Units

The fair value of RSUs is determined at the grant date by using the Company’s share price at the grant date. The resulting weighted average grant date fair value of the RSUs amounted to € 2.76 in 2023. No RSUs were granted in 2025 or 2024.

Movements in the number of RSUs outstanding are as follows:

	2025	2024	2023
	Number of	Number of	Number of
	RSUs	RSUs	RSUs
Balance at January 1	53,569	166,306	370,962
Granted	—	—	52,319
Forfeited	(64)	(17,775)	(66,881)
Released	(49,523)	(94,962)	(190,094)
Balance at December 31	3,982	53,569	166,306

Refer to Note 26 for the share-based compensation granted to Board of directors and senior management personnel.

13. Borrowings

	December 31,	December 31,
	2025	2024

	(€ in thousands)
Innovation credit	2,899	2,899
Accrued interest on innovation credit	1,973	1,683
Total	4,872	4,582
Current portion	4,872	4,582
Total non-current portion	—	—

Innovation credit (“Innovatiekrediet”)

In December 2018, ProQR was awarded an Innovation credit for the sepofarsen program by the Rijksdienst voor Ondernemend Nederland (“RVO”). Amounts were drawn under this facility from 2018 through 2022. The credit of € 3,907,000 was used to conduct the Phase 2/3 clinical study and efforts to obtain regulatory and ethical market approval (New Drug Applications (“NDA”)/ Marketing Authorization Applications (“MAA”)) of sepofarsen for LCA10. In the fourth quarter of 2023, ProQR made a partial repayment of the principal, amounting to € 1,008,000. The remaining amount payable of € 2,899,000 is recognized under current borrowings at December 31, 2025 and 2024.

In December 2023, ProQR received a waiver to postpone repayment for the remaining balance of the Innovation credit including accrued interest. As a result, the repayment of the total loan of € 4,292,000, including accrued interest, could be waived if conditions are met, subject to annual review. In December 2025, the waiver for the principal and interest was again extended until December 31, 2026.

The amounts receivable relating to development & regulatory milestone payments under the Amended and Restated Asset Purchase Agreement with Laboratoires Théa S.A.S. (“Théa”) are subject to a right of pledge for the benefit of the RVO.

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

In connection with the loan agreement, the Company issued to Pontifax and Kreos warrants to purchase up to an aggregate of 302,676 shares of its common stock at a fixed exercise price. The warrants as part of this original loan agreement expired during 2025 and have been derecognized.

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

In September 2022, ProQR extinguished its debt with Pontifax and Kreos by repaying all outstanding principal amounts. In addition, an early repayment penalty was incurred. The financial liability relating to Pontifax’ conversion options was derecognized from derivative financial instruments. The option premium on convertible loans relating to Kreos’ conversion options was derecognized from equity at that time.

Pontifax’ and Kreos’ warrants as part of the amended loan agreement, remain in place until their five-year economic life expires. These warrants are accounted for as embedded derivatives and were recognized separately from the host contract as derivative financial liabilities at FVTPL.

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

In the third quarter of 2023, Amylon was legally dissolved. The effect of the resulting derecognition of Amylon’s remaining assets and liabilities is included in profit and loss as ‘result on derecognition of subsidiary’ amounting to € 1,866,000 in 2023.

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Innovation	Lease
	credit	liability

	(€ in thousands)
Balance at January 1, 2024	4,292	15,442
Changes from financing cash flows
Repayments	—	(1,582)
The effect of changes in foreign exchange rates	—	—
Other changes
Interest expense	290	—
Effect of lease amendments	—	(1,226)

Balance at January 1, 2025	4,582	12,634
Changes from financing cash flows
Repayments	—	(1,905)
The effect of changes in foreign exchange rates	—	—
Other changes
Interest expense	290	—
Effect of lease amendments	—	363

Balance at December 31, 2025	4,872	11,092

14. Deferred Income

The following table summarizes details of deferred income at December 31, 2025 and December 31, 2024. The nature of the deferred income relating to Lilly is described in Note 16. The nature of the deferred income relating to RSRT is described in Note 25.

	December 31,	December 31,
	2025	2024

	(€ in thousands)
Payments from Eli Lilly and Company	38,946	50,930
Payments from Rett Syndrome Research Trust	—	441
Total	38,946	51,371
Current portion	17,552	21,942
Total non-current portion	21,394	29,429

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

The table below analyzes ProQR’s undiscounted deferred income release based on estimates for the measure of progress and allocated into relevant maturity groupings until the contractual maturity date:

	Within	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years

	(€ in thousands)
At December 31, 2025
Deferred Income	17,552	13,698	7,696	—
Total	17,552	13,698	7,696	—

At December 31, 2024
Deferred Income	21,942	21,087	8,342	—
Total	21,942	21,087	8,342	—

15. Other Current Liabilities

At December 31, 2025, other current liabilities amount to € 7,940,000 (2024: € 8,849,000). At December 31, 2025 and December 31, 2024, other current liabilities consisted principally of accruals for services provided by vendors not yet billed, payroll related accruals and other miscellaneous liabilities.

16. Revenue

The following table summarizes details of revenue recognized in the years ended December 31, 2025, 2024 and 2023 by collaboration agreement and by category of revenue: upfront consideration and milestone payments. To date the Lilly collaboration has been the main source of revenue to the Company.

	2025	2024	2023

	(€ in thousands)
Upfront consideration	12,329	16,080	6,514
Milestone payments	3,577	2,825	—
Total	15,906	18,905	6,514

The table below summarizes the changes in current and non-current deferred revenue for the years ended December 31, 2025 and 2024.

Eli Lilly
(€ in thousands)
Balance at January 1, 2024	64,739
Addition of milestones achieved	5,096
Revenue recognized	(18,905)
Balance at January 1, 2025	50,930
Addition of milestones achieved	3,922
Revenue recognized	(15,906)
Balance at December 31, 2025	38,946

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

Under the terms of the agreement, ProQR received an upfront payment and equity consideration (together referred to as upfront consideration), and is eligible to receive milestone payments and royalties on the net sales of any resulting products. In September 2021, the Company issued 3,989,976 shares to Lilly, resulting in gross proceeds of $ 30,000,000 (€ 25,270,000). These shares were issued at a premium of $ 2,429,000 (€ 2,047,000), which was determined to be part of the transaction price and as such was initially recognized as deferred revenue. An up-front payment of $ 20,000,000 (€ 16,849,000) was received in October 2021.

In December 2022, the Company and Lilly amended their research and collaboration agreement described above, which expanded the collaboration. Under the amended and restated research and collaboration agreement, Lilly will gain access to additional targets in the central nervous system (“CNS”) and peripheral nervous system (“PNS”) with ProQR’s Axiomer platform.

As described under Note 12, pursuant to the amended and restated agreement, the Company issued 9,381,586 shares to Lilly in December 2022, resulting in gross proceeds of $ 15,000,000 (€ 14,122,000). These shares were issued at a discount of $ 480,000 (€ 451,000), which is accounted for as a reduction of the transaction price. In February 2023, ProQR also received an upfront payment of $ 60,000,000 (€ 56,412,000). Lilly has the ability to exercise an option to further expand the partnership for a consideration of $ 50,000,000.

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

During the year ended December 31, 2025, the Company reached milestones amounting to $ 4,500,000 (€ 3,922,000) under the agreement, which were added to the transaction price and recognized partially as revenue during 2025.

17. Other Income

	2025	2024	2023

	(€ in thousands)
Net gain on divestment of intellectual property	—	—	2,931
Grant income	441	640	75
Other income	—	—	5
Total	441	640	3,011

In January 2024, the Company entered into an agreement with RSRT that focuses on the design and development of editing oligonucleotides (“EONs”) using the Company’s Axiomer technology platform targeting the transcription factor Methyl CpG binding protein 2 (“MECP2”) and correcting mutations of interest. Under the agreement, RSRT awarded the Company up to € 1,015,000 as a research grant for the initial phase of the project that was received during 2024. Of this grant, € 441,000 was recognized as other income during 2025 and € 574,000 during 2024. As at December 31, 2025 work under this agreement has been completed. Therefore, the remaining other income related to this agreement has been recognized in 2025 while in 2024 the balance was recorded as deferred income.

As further described in Note 25, in December 2024, the Company expanded partnership with RSRT to include an additional $ 8,150,000 in funding from RSRT to support the advancement of the selected candidates into clinical trials. As at December 31, 2025 no amounts have been received under this agreement and the work has not yet commenced.

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

In February, 2018, the Company entered into a partnership agreement with FFB, under which FFB agreed to provide funding of $ 7,500,000 for the preclinical and clinical development of ultevursen for Usher syndrome type 2A targeting mutations in exon 13. FFB grant income amounted to € nil in 2023 and no further income is expected.

Grant income in 2024 and 2023 further includes income from grants received from various institutions.

18. Operating Costs

Total operating costs include the following expenses by nature:

	2025	2024	2023

	(€ in thousands)
Employee benefits	22,910	19,367	20,349
External R&D costs	15,280	12,838	4,809
Laboratory costs and other consumables	6,668	4,675	3,473
Advisory and legal costs	5,008	4,384	4,262
Insurance costs	925	918	1,458
Depreciation	2,703	2,761	2,513
Patent and license expenses	943	721	303
Other	5,356	4,353	4,217
Total	59,793	50,017	41,384

19. Employee Benefits

	2025	2024	2023

	(€ in thousands)
Wages and salaries	15,753	13,438	13,797
Social security costs	1,946	2,367	2,480
Pension costs — defined contribution plans	1,197	1,018	966
Equity-settled share based payments	4,014	2,544	3,106
Total	22,910	19,367	20,349
Average number of employees for the period	186.0	163.0	144.0

Employees per activity at December 31 (converted to FTE):

	December 31, 2025	December 31, 2024	December 31, 2023
Research and Development	153.5	133.9	122.4
General and Administrative	33.1	32.2	34.2
Total number of employees (converted to FTE)	186.6	166.1	156.6

Of all employees 185.6 FTE are employed in the Netherlands (2024: 164.1 FTE, 2023: 153.6 FTE).

Included in the wages and salaries for 2025 is a credit of € 1,968,000 (2024: € 1,888,000, 2023: € 1,170,000) with respect to WBSO subsidies.

20. Financial Income and Financial Expense

	2025	2024	2023

	(€ in thousands)
Interest income:
Cash and cash equivalents	2,333	3,251	2,593
Interest and finance costs:
Cash and cash equivalents	(27)	(74)	(31)
Lease liability	(612)	(713)	(774)
Loans and borrowings	(290)	(290)	(398)
Foreign exchange result:
Net foreign exchange (loss) / benefit	(358)	(7)	(255)
Total	1,046	2,167	1,135

Financial income amounting to € 2,333,000 (2024: € 3,251,000, 2023: € 2,593,000) consists of interest income of € 2,333,000 (2024: € 3,251,000, 2023: € 2,593,000) for the year ended December 31, 2025. Financial expenses amounting to € 1,287,000 (2024: € 1,084,000, 2023: € 1,458,000) consists of interest costs of € 929,000 (2024: € 1,077,000, 2023: € 1,203,000) and net foreign exchange costs of € 358,000 (2024: € 7,000, 2023: € 255,000).

21. Results related to financial liabilities measured at fair value through profit or loss

	2025	2024	2023

	(€ in thousands)
Warrants to Rett Syndrome Research Trust	139	132	—
Warrants from convertible loans	96	213	953
Total	235	345	953

Results related to financial liabilities measured at FVTPL represent changes in the fair value of derivative financial instruments since their initial recognition. These derivative financial instruments consist of conversion options and warrants issued in connection with the Company’s convertible loans, which are described in Note 13, and warrants issued in connection with the Company’s partnership with RSRT, which is described in Note 25. The warrants part of the original agreement with convertible loan issuers expired during 2025 and have been derecognized.

At

22. Income Taxes

The calculation of the tax charge is as follows:

	2025	2024	2023

	(€ in thousands)
Consolidated result before corporate income taxes	(42,165)	(27,960)	(27,813)

Income tax based on domestic rate (25.8%)	10,879	7,214	7,176
Tax effect of:
Different tax rates in foreign jurisdictions	(19)	—	(8)
(Non-deductible expenses) / non-taxable gains	(830)	(269)	(289)
Share- and loan-issue expenditures that are tax deductible	—	1,117	—
Change in unrecognized deductible temporary differences	(47)	(73)	(67)
Current year losses for which no deferred tax asset was recognized	(10,002)	(7,989)	(6,820)
True-up for prior year	—	197	86
Income tax (charge) / benefit	(19)	197	78
Effective tax rate	(0.05)%	0.70%	0.30%

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

A deferred tax liability amounting to € 2,578,000 (2024: € 2,950,000) arises due to a taxable temporary difference associated with the Company’s right-of-use asset for the lease of its Leiden headquarters. A deferred tax asset amounting to € 2,862,000 (2024: € 3,260,000) arises due to a deductible temporary difference associated with the corresponding lease liability. As these deferred tax positions relate to income taxes levied by the same taxation authority (namely that of the Netherlands), and there is a legally enforceable right to offset current tax assets against current tax liabilities, and the Company intends to settle its current tax assets and liabilities on a net basis, the deferred tax asset associated with the lease liability is offset against the deferred tax liability associated with the right-of-use asset. The remaining balance of the deferred tax asset is not recognized, as it is Management’s judgment that there is no sufficient convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized.

As per December 31, 2025, the Company has a total amount of € 476.0 million (2024: € 437.3 million, 2023: € 402.3 million) tax loss carry-forwards available for offset against future taxable profits. From January 1, 2022, tax loss carry-forwards may be carried forward indefinitely. However, the offset of losses will be limited in a given year against the first € 1.0 million of taxable profit. For taxable profit in excess of this amount, losses may only be offset up to 50% of this excess. In addition, as per December 31, 2025 the Company has a total of € 0.3 million (2024: € 1.3 million, 2023: € 2.3 million) of unused non-deductible interest expenses, which may be carried forward indefinitely. However, the offset will be limited in a given year against the higher of 20% of adjusted taxable profit or € 1.0 million of interest income.

23. Earnings Per Share

(a) Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the result attributable to owners of the Company by the weighted average number of shares outstanding during the year.

	2025	2024	2023
Result attributable to owners of the Company (€ in thousands)	(42,184)	(27,763)	(28,119)
Weighted average number of shares outstanding	105,334,357	86,086,486	81,011,438
Basic (and diluted) earnings per share (€ per share)	€(0.40)	€(0.32)	€(0.35)

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

24. Leases

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

Periodically, the lease price is amended to reflect an indexation. In January and June 2025, the lease liability was remeasured, resulting in a total increase in the carrying amounts of the lease liability and the right-of-use asset of € 363,000 (2024: € 1,226,000 and 2023: € 1,863,000). In addition, based on the lease agreement the Company can in consultation with the owner amend a prepayment for non-lease component. During 2024 the Company reached an agreement to decrease the prepayment that resulted in remeasurement of the lease liability. This amendment did not qualify as a lease modification.

The following table summarizes the relevant disclosures in relation to the Company’s leases in 2025, 2024 and 2023:

	2025	2024	2023
	(€ in thousands)	(€ in thousands)	(€ in thousands)
Depreciation charge for right-of-use assets	1,801	1,867	1,833
Interest expense on lease liabilities	612	713	774
Expense relating to short-term leases	17	7	28
Total cash outflow for leases	2,535	2,302	2,423
Additions to right-of-use assets during the period	363	1,226	1,863

The carrying amount of the right-of-use asset at the end of the reporting period is disclosed in Note 7 Property, Plant & Equipment.

A maturity analysis of the Company’s lease liability is included in Note 5 Financial Risk Management under (c) Liquidity risk. The total undiscounted commitment for lease agreements to which the Company had committed at December 31, 2025 amounts to € 12,660,000 (2024: € 14,795,000). This amount does not include potential commitments that may arise from contractual extension options, as the Company is not reasonably certain that any extension options will be exercised.

25. Commitments and Contingencies

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

In September 2020, the Company entered into an agreement with Vico Therapeutics B.V., which gives the Company a world-wide, exclusive, royalty-bearing, sublicensable license in the field of the prophylactic and therapeutic use of antisense oligonucleotide for the treatment of Fuch’s Endothelial Corneal Dystrophy caused by a trinucleotide repeat, under certain patent rights of Vico Therapeutics B.V. The development of this candidate has been suspended per the strategic shift in focus as announced in August 2022. The agreement with Vico was terminated in 2024.

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

On January 4, 2024, the Company entered into an agreement with RSRT, under which RSRT committed funding in the amount of € 1,015,000 for research and development purposes related to Rett syndrome. On December 5, 2024, the Company and RSRT entered into a further agreement, under which RSRT provides an additional award of up to $ 8,150,000 to support the development program to advance the Rett syndrome related program into clinical trials.

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

(d) Research and development commitments

The Company has research and development commitments, mainly with CROs, amounting to € 8,566,000 at December 31, 2025 (2024: € 9,828,334). Of these obligations an amount of € 8,150,000 is due in 2026, the remainder is due in 2 to 5 years. Additionally, € 1,972,000 of these total obligations relates to the ongoing clinical trial with a CRO of which € 1,721,000 is due in 2026 and the remainder in 2027.

26. Related-Party Transactions

Details of transactions between the Company and related parties are disclosed below.

(a) Compensation of the Board of Directors and senior management

In May 2024, the Company changed the governance structure from a two-tier to one-tier board with the previous members of the Supervisory Board appointed to the Board of Directors as Non-Executive Directors and the previous members of the Management Board appointed to the Board of Directors as Executive Directors. The Company’s Board is supported by its senior management. Mr. Daniel de Boer and Mr. Gerard Platenburg (from May 2024 onwards) are the executive directors of the Company. Following the change in the governance, for 2024, the Company discloses the remuneration of the Board and senior management combined. The comparative information for 2023 has been amended accordingly.

The remuneration of the Board of Directors and senior management in 2025 is set out in the table below:

	2025
	Short term	Post-employment	Termination	Share-based
	employee benefits	benefits	benefits	payment	Total

	(€ in thousands)
Non-Executive Directors
Dinko Valerio, Ph.D.	45	—	—	48	93
Alison F. Lawton	48	—	—	48	96
James Shannon, M.D.	83	—	—	48	131
Bart Filius	49	—	—	48	97
Begoña Carreño, Ph.D.	43	—	—	44	87
Theresa Heggie	48	—	—	79	127
Martin Maier, Ph.D.	47	—	—	36	83
Total Non-Executive Directors	363	—	—	351	714

Executive Directors
Daniel de Boer *	906	27	—	1,280	2,213
René Beukema **	348	20	149	306	823
Gerard Platenburg *	533	41	—	309	883
Total Executive Directors	1,787	88	149	1,895	3,919

Senior Management ***	1,323	59	237	1,070	2,689
Total	3,473	147	386	3,316	7,322

* Short term employee benefits include bonuses for Mr. de Boer of € 315,000 and for Mr. Platenburg of € 148,000 based on goals realized in 2025.

** Mr. Beukema stepped down on September 30, 2025. The remuneration set forth for Mr. Beukema in the table above covers the period from January 1, 2025 to 30, September 2025.

*** Mr. Dekkers departed on August 31, 2025. Mr. Hom joined on May 1, 2025. Dr. Lopez Lopez joined on May 15, 2025. The remuneration set forth for senior management in the table above reflects these service periods.

The remuneration of the Board of Directors and senior management in 2024 is set out in the table below:

	2024
	Short term	Post employment	Termination	Share-based
	employee benefits	benefits	benefits	payment	Total

	(€ in thousands)
Non-Executive Directors
Dinko Valerio, Ph.D.	56	—	—	51	107
Alison F. Lawton	48	—	—	51	99
James Shannon, M.D.	71	—	—	51	122
Bart Filius	49	—	—	51	100
Begoña Carreño, Ph.D.	42	—	—	35	77
Theresa Heggie	48	—	—	127	175
Martin Maier, Ph.D.*	26	—	—	—	26
Total Non-Executive Directors	340	—	—	366	706

Executive Directors
Daniel de Boer **	939	27	—	864	1,830
René Beukema **	659	27	—	294	980
Gerard Platenburg ***	321	24	—	143	488
Total Executive Directors	1,919	78	—	1,301	3,298

Senior Management	946	48	—	323	1,317
Total	3,205	126	—	1,990	5,321

* Dr. Maier was elected to the Board of Directors on May 22, 2024. The remuneration set forth for Dr. Maier in the table above covers the period from May 22, 2024 to December 31, 2024.

** Short term employee benefits include bonuses for Mr. de Boer of € 394,000 and for Mr. Beukema of € 231,000 based on goals realized in 2024.

*** Mr. Platenburg was elected to the Board of Directors on May 22, 2024. Mr. Platenburg served as Chief Scientific Officer in 2024, 2023 and 2022. Until May 22, 2024, his renumeration was included as part of the Senior Management. Short term employee benefits include bonuses for Mr. Platenburg of € 185,000 based on goals realized in 2024, of which € 67,000 was included as part of the Senior Management.

The remuneration of the Board of Directors and senior management in 2023 is set out in the table below:

	2023
	Short term	Post employment	Termination	Share-based
	employee benefits	benefits	benefits	payment	Total

	(€ in thousands)
Non-Executive Directors
Dinko Valerio, Ph.D.	74	—	—	76	150
Antoine Papiernik *	—	—	—	—	—
Alison F. Lawton	50	—	—	76	126
James Shannon, M.D.	56	—	—	76	132
Bart Filius	49	—	—	78	127
Begoña Carreño, Ph.D. **	50	—	—	34	84
Theresa Heggie ***	30	—	—	241	271
Total Non-Executive Directors	309	—	—	581	890

Executive Directors
Daniel de Boer ****	1,167	27	—	1,245	2,439
René Beukema ****	892	23	—	395	1,310
Total Executive Directors	2,059	50	—	1,640	3,749

Senior Management	1,145	52	—	562	1,759
Total	3,513	102	—	2,783	6,398

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

**** Short term employee benefits include bonuses for Mr. de Boer of € 643,000 and for Mr. Beukema of € 481,000 based on goals realized in 2023.

As at December 31, 2025:

●	Dr. Valerio holds 725,692 ordinary shares in the Company, as well as 238,581 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2025, Dr Valerio was awarded 22,128 options to acquire ordinary shares at an exercise price of $ 2.65 In 2024, Dr. Valerio was awarded 23,489 options to acquire ordinary shares at an exercise price of $ 1.98 per option. In 2023, Dr. Valerio was awarded 22,608 options to acquire ordinary shares at an exercise price of $ 3.41 per option.
●	Ms. Lawton holds 238,581 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2025, Ms. Lawton was awarded 22,138 options to acquire ordinary shares at an exercise price of $ 2.65 per option. In 2024, Ms. Lawton was awarded 23,489 options to acquire ordinary shares at an exercise price of $ 1.98 per option. In 2023, Ms. Lawton was awarded 22,608 options to acquire ordinary shares at an exercise price of $ 3.41 per option.
●	Dr. Shannon holds 61,538 ordinary shares in the Company and 247,661 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2025, Dr. Shannon was awarded 22,128 options to acquire ordinary shares at an exercise price of $ 2.65 per option. In 2024, Dr. Shannon was awarded 23,489 options to acquire ordinary shares at an exercise price of $ 1.98 per option. In 2023, Dr. Shannon was awarded 22,608 options to acquire ordinary shares at an exercise price of $ 3.41 per option.
●	Mr. Filius holds 152,765 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2025, Mr. Filius was awarded 22,128 options to acquire ordinary shares at an exercise price of $ 2.65 per option. In 2024, Mr. Filius was awarded 23,489 options to acquire ordinary shares at an exercise price of $ 1.98 per option. In 2023, Mr. Filius was awarded 22,608 options to acquire ordinary shares at an exercise price of $ 3.41 per option.
●	Dr. Carreño holds 72,085 options. These options vest in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2025, Dr. Carreño was awarded 22,128 options to acquire ordinary shares at an exercise price of $ 2.65 per option. In 2024, Dr. Carreño was awarded 23,489 options to acquire ordinary shares at an exercise price of $ 1.98 per option. In 2023, Dr. Carreño was awarded 22,903 options to acquire ordinary shares at an exercise price of $ 3.41 per option.
●	Ms. Heggie holds 43,623 ordinary shares in the Company and 380,373 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2025, Ms. Heggie was awarded 22,128 options to acquire ordinary shares at an exercise price of $ 2.65 per option. In 2024, Ms. Heggie was awarded 23,489 options to acquire ordinary shares at an exercise price of $ 1.98 per option. In 2023, Ms. Heggie was awarded 14,418 options to acquire ordinary shares at an exercise price of $ 1.74 per option.
●	Dr. Maier holds 37,814 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2025, Dr. Maier was awarded 36,314 options to acquire ordinary shares at an exercise price between $ 1.90 - $ 2.65 per option. In 2024, Dr. Maier was awarded 500 options to acquire ordinary shares at an exercise price of $ 1.98 per option.

●	Mr. de Boer holds 6,274,752 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2025, Mr. de Boer was awarded 1,863,587 options to acquire ordinary shares at an exercise price between $ 2.16 - $ 2.65 per option. Of these options, 1,400,000 were subject to achievement of specified non-market performance conditions which were met before December 31, 2025. In 2024, Mr. de Boer was awarded 479,171 options at an exercise price of $ 1.98 per option. In 2023, Mr. de Boer was awarded 442,182 options at an exercise price of $ 3.41 per option.
●	Mr. Beukema holds 460,000 ordinary shares in the Company as well as 1,636,299 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2025, Mr. Beukema was awarded 138,519 options to acquire ordinary shares at an exercise price of $ 2.65 per option. In 2024, Mr. Beukema was awarded 143,175 options to acquire ordinary shares at an exercise price of $ 1.98 per option. In 2023, Mr. Beukema was awarded 132,123 options to acquire ordinary shares at an exercise price of $ 3.41 per option.
●	Mr. Platenburg holds 824,388 ordinary shares in the Company as well as 1,143,502 options. These options either vest in four annual equal tranches of 25% starting for the first time as of the first anniversary of the date of grant, or in thirteen tranches where the first tranche vests at the first anniversary of the grant date, and the remaining options vest in twelve equal tranches of 6.25% each subsequent quarter until the fourth anniversary of the grant date. In 2025, Mr. Platenburg was awarded 159,358 options to acquire ordinary shares at an exercise price of $ 2.65 per option. In 2024, Mr. Platenburg was awarded 164,715 options to acquire ordinary shares at an exercise price of $ 1.98 per option.

ProQR does not grant any loans, advance payments and guarantees to members of the Board of Directors.

(b) Transactions with Yarrow Biotechnology, Inc.

As described in Note 8, as of October 2023, the Company no longer has significant influence over Yarrow. Yarrow is therefore, no longer considered a related party as of that point onwards. The Company did not have any transactions with Yarrow in the year ended December 31, 2025 and 2024. Transactions with Yarrow for the year ended December 31, 2023 are described in Note 16.

27. Auditor fees

The fees for services provided by the Company’s external auditors, KPMG Accountants N.V. for the years ended December 31,  2025, 2024 and 2023, are specified below for each of the financial years indicated:

	2025	2024	2023

	(€ in thousands)
Audit fees	751	618	588
Audit-related fees	114	257	—
Tax fees	—	—	—
All other fees	—	—	—
Total	865	875	588

(1)	Audit fees consist of aggregate fees for professional services provided in connection with the annual audit of the financial statements.
(2)	Audit-related fees consist of procedures relating to share offerings, such as comfort letters, as well as consents and review of documents filed with the SEC.
(3)	Tax fees consist of fees for professional services provided for tax compliance, advice, and planning and the nature of the services comprising these fees.
(4)	All other fees consist of aggregate fees for services provided other than the services included above.

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

During fiscal years 2025, 2024 and 2023, no services were provided to the Company by KPMG Accountants N.V. other than in accordance with the pre-approval policies and procedures described above.

28. Subsequent events

No significant events occurred after the balance sheet date.